Form 40-F
period 2001-12-31
QUEBECOR WORLD INC
filed 2002-05-20
CIK 1003470

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    Form 40-F

[Check one]    [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001       Commission File Number 1-14118

                               QUEBECOR WORLD INC.

             (Exact name of registrant as specified in its charter)

               CANADA                                        2572                         Not applicable
  (Province or other jurisdiction                (Primary Standard Industrial           (I.R.S. Employer
 of incorporation or organization)               Classification Code Number)         Identification Number)

                            612 Saint-Jacques Street
                                Montreal, Quebec
                                 Canada, H3C 4M8
                                 (514) 954-0101
   (Address and telephone number of Registrant's principal executive offices)

                            Quebecor World (USA) Inc.
                      c/o Delaware Trust Capital Management
                         300 Delaware Street, Suite 900
                           Wilmington, Delaware 19801
                                 (302) 552-3200
      (Name, address and telephone number of agent for service of process)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class              Name of each exchange on which registered
    -------------------------          -----------------------------------------
    Subordinate Voting Shares                    New York Stock Exchange

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.

                                 Not Applicable
                               -----------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

 Guarantees of Debt Securities issued by Quebecor World Capital Corporation, an indirect subsidiary of Registrant
 -----------------------------------------------------------------------------
                                (Title of Class)

                 For annual reports, indicate by check mark the
                       information filed with this Form:

[x] Annual information form           [x] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                  85,447,517 Subordinate Voting Shares Outstanding 54,735,597 Multiple Voting Shares Outstanding 12,000,000 First Preferred Shares Series 2 Outstanding 8,000,000 First Preferred Shares Series 4 Outstanding 7,000,000 First Preferred Shares Series 5 Outstanding

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                  Yes                No   X
                     -----              -----

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes  X             No
                     -----              -----

                               QUEBECOR WORLD INC.
                           ANNUAL REPORT ON FORM 40-F


                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS



     In accordance with General Instruction D.(9) of Form 40-F, the Registrant hereby files Exhibit 3 as set forth in the Exhibit Index attached hereto.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


A.   UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

     The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                       QUEBECOR WORLD INC.



Date:  May 17, 2002                By:   /s/ Raynald Lecavalier
                                      ------------------------
                                   Name: Raynald Lecavalier
                                  Title: Assistant Vice President, Legal and
                                         Environmental Affairs and
                                         Assistant Secretary

                                  EXHIBIT INDEX



Exhibit Number                       Document
--------------                       --------

        1          Annual Information Form of the Registrant dated May 16, 2002

        2          Management's Discussion and Analysis of Financial Condition
                       and Results of Operations and Audited Consolidated Financial Statements of the Registrant, including the Notes thereto, as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999

        3          Consent of KPMG LLP

                                                                       EXHIBIT 1

                                     [LOGO]

                            ANNUAL INFORMATION FORM

                               For the Year Ended
                               December 31, 2001
                                  May 16, 2002

                              QUEBECOR WORLD INC.
                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
DEFINITIONS.................................................      3

ITEM 1 -- INCORPORATION.....................................      3
  1.1  INCORPORATION OF QUEBECOR WORLD INC..................      3
  1.2  SUBSIDIARIES.........................................      3

ITEM 2 -- GENERAL DEVELOPMENT OF THE BUSINESS...............      4

ITEM 3 -- NARRATIVE DESCRIPTION OF THE BUSINESS.............      6
  3.1  DESCRIPTION OF PRODUCTS AND SEGMENTS.................      6
  3.2  MANUFACTURING........................................     10
  3.3  SALES AND MARKETING..................................     11
  3.4  COMPETITIVE STRENGTHS................................     12
  3.5  CAPACITY UTILIZATION.................................     13
  3.6  TECHNOLOGY...........................................     13
  3.7  PURCHASING AND RAW MATERIALS.........................     14
  3.8  COMPETITIVE ENVIRONMENT..............................     14
  3.9  RISKS ASSOCIATED WITH CHANGES IN INTEREST RATES AND
    FOREIGN EXCHANGE........................................     15
  3.10 CUSTOMERS............................................     15
  3.11 SEASONALITY OF THE COMPANY'S BUSINESS................     15
  3.12 HUMAN RESOURCES......................................     15
  3.13 ENVIRONMENTAL REGULATIONS............................     15

ITEM 4 -- SELECTED CONSOLIDATED FINANCIAL INFORMATION.......     16
  4.1  ANNUAL...............................................     16
  4.2  QUARTERLY............................................     17
  4.3  DIVIDENDS............................................     17

ITEM 5 -- MARKET FOR THE NEGOTIATION OF SECURITIES..........     17

ITEM 6 -- DIRECTORS AND OFFICERS............................     18
  6.1  DIRECTORS............................................     18
  6.2  EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS.............     20

ITEM 7 -- ADDITIONAL INFORMATION............................     24

ITEM 8 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS...............     24

DEFINITIONS

    In this Annual Information Form, unless the context otherwise requires, "Company" refers to Quebecor World Inc., its partnerships, subsidiaries and divisions and their respective predecessors and, for the relevant periods, refers to Quebecor Inc.'s divisions and subsidiaries involved in the commercial printing business, "Parent" refers to Quebecor Inc., its subsidiaries and divisions and their respective predecessors other than the Company, its subsidiaries and divisions and their respective predecessors. References to "dollars," "US$" and "$" are to United States dollars. Unless otherwise indicated, the information contained herein is given as at December 31, 2001.

ITEM 1 -- INCORPORATION

1.1 INCORPORATION OF QUEBECOR WORLD INC.

    The Company was incorporated on February 23, 1989 pursuant to the CANADA BUSINESS CORPORATIONS ACT under the name "Quebecor Printing Inc.". On
January 1, 1990, the Company (as it was then known), Quebecor Printing
Group Inc., Quebecor Printing (Canada) Inc., 166599 Canada Inc., Ronalds Printing Atlantic Limited and 148461 Canada Inc. amalgamated under the name "Quebecor Printing Inc." pursuant to the CANADA BUSINESS CORPORATIONS ACT. This corporate reorganization was undertaken in order to consolidate the assets of the printing sector of Quebecor Inc. (the "Parent"), which, prior to such reorganization, consisted of a number of divisions and subsidiaries. The Company's articles were amended: (a) on December 7, 1990, in order to subdivide each outstanding share into five shares; (b) on December 14, 1990, in order to create Series 1 Preferred Shares; (c) on February 24, 1992, in order to delete private company restrictions; (d) on April 10, 1992, in order to (i) create three new classes of shares, namely Subordinate Voting Shares, Multiple Voting Shares and First Preferred Shares, issuable in series, (ii) reclassify and change the 39,965,005 outstanding common shares into 39,965,005 Multiple Voting Shares, (iii) reclassify and change the 5,360 outstanding Series 1 Preferred Shares into 5,360 Series 1 First Preferred Shares, and (iv) cancel the unissued preferred and common shares; (e) on May 7, 1994 in order to split the Subordinate Voting Shares and the Multiple Voting Shares so that each shareholder would receive three shares for each two shares held; (f) on April 25, 1996, in order to permit the appointment of one or more directors during the course of the year; (g) on November 5, 1997, in order to create Series 2 and 3 First Preferred Shares; (h) on April 25, 2000, in order to change the name of the Company to "Quebecor World Inc."; (i) on February 21, 2001, in order to create Series 4 First Preferred Shares; and (j) on August 10, 2001, in order to create Series 5 First Preferred Shares.

    The head office of the Company is located at 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, the telephone number of the Company at its head office is (514) 954-0101, the fax number is (514) 954-9624 and the web site is www.quebecorworld.com.

1.2 SUBSIDIARIES

    The following organizational chart shows the Company's principal subsidiaries as at March 31, 2002, their jurisdiction of incorporation or continuation and the percentage of voting rights held or controlled, directly or indirectly, by the Company. The Company does not own or control, directly or indirectly, any non-voting securities of such subsidiaries. Subsidiaries whose total assets and revenues represented (a) individually, less than 10% of the consolidated assets and revenues of the Company as at December 31, 2001, and
(b) in the aggregate, less than 20% of the consolidated assets and revenues of the Company as at December 31, 2001, have not been included.

                              [SUBSIDIARY CHART 1]

                              QUEBECOR WORLD, INC.

                                    (CANADA)

                                      100%

                     Quebecor World European Holdings, S.A.

                                  (LUXEMBOURG)

                              [SUBSIDIARY CHART 2]

                              QUEBECOR WORLD, INC.

                                    (CANADA)

                                      100%

                       Quebecor Printing Holding Company

                                   (DELAWARE)

                                      100%

                           Quebecor World (USA) Inc.

                                   (DELAWARE)

                                      100%

                                QW Memphis Corp.

                                   (DELAWARE)

ITEM 2 -- GENERAL DEVELOPMENT OF THE BUSINESS

    Quebecor World Inc., a diversified global commercial printing company, is the largest commercial print media services company in the world. Its 2001 revenues reached $6.3 billion. The Company offers its customers state-of-the-art web offset, gravure and sheetfed printing capabilities in product categories including magazines, retail inserts, catalogs, specialty printing and direct mail, directories, as well as books, pre-media, logistics and other value-added services. The Company is a market leader in most of its product categories. The Company believes that the diversity of its customer base, geographic coverage and product segments enhance the overall stability and potential growth of its earnings and cash flow. The Company's strategy for growth focuses on increasing its geographic coverage through selective business acquisitions and internal growth.

    The Company services its various markets and offers its products through a network of more than 158 printing and related services facilities capable of economically servicing virtually all major markets in the United States, Canada, France, Belgium, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

GROWTH STRATEGY

    In an industry characterized by a high degree of fragmentation and consolidation opportunities, the Company has grown historically and will continue to grow primarily through acquisitions.

    Since its inception in 1988, the Company has made more than 65 acquisitions valued at more than $5.5 billion, 15 of which had an acquisition price in excess of $50 million. The following table sets forth the Company's most significant acquisitions since 1988.

                                                                                   CONSIDERATION
YEAR                       ACQUISITION                             COUNTRY          (MILLIONS)*
------------------------------------------------------------------------------------------------
1988.. BCE PubliTech Inc.                                     Canada                      $191.0
------------------------------------------------------------------------------------------------
1990.. Graphics Holding Enterprises Inc.                      U.S.A.                      $532.1
------------------------------------------------------------------------------------------------
1994.. Arcata Corporation (Book Group)                        U.S.A.                      $180.9
------------------------------------------------------------------------------------------------
1995.. Financiere Jean Didier                                 France                      $336.7
------------------------------------------------------------------------------------------------
1997.. AmerSig Graphics Inc.                                  U.S.A.                      $116.0
------------------------------------------------------------------------------------------------
1997.. Franklin Division of Brown Printing Company            U.S.A.                      $125.0
------------------------------------------------------------------------------------------------
1998.. TINA                                                   Sweden and Finland          $271.8
------------------------------------------------------------------------------------------------
1999.. World Color Press                                      U.S.A.                    $2,723.7
------------------------------------------------------------------------------------------------
2001.. Retail Printing Corporation                            U.S.A.                      $127.7
------------------------------------------------------------------------------------------------
2002.. European Graphic Group S.A., a subsidiary of Hachette  France and Belgium           $70.7
      Filipacchi Medias
------------------------------------------------------------------------------------------------

*   Including assumption of long-term debt net of cash and cash equivalent

    In 1999, a subsidiary of the Company merged with Greenwich, Connecticut-based World Color Press, Inc., the second-largest commercial printer in the United States which operated 58 facilities in the United States and had approximately 16,000 employees. Following this merger, the Company became the largest commercial printer in the world.

    In 2000, the Company started building its first plant in Brazil, the largest country in Latin America, with a population of more than 164 million people. The decision to build a greenfield site was made in partnership with Editora
Abril, S.A., South America's leading publisher of magazines, including VEJA, the world's fourth-largest news weekly. Under a 10-year agreement valued at $170 million, the Company will print 18 titles, or 83 million magazines, a year for Abril. The plant has been expanded to meet the needs of a second key customer, Listel Listas Telefonicas S.A., the largest and fastest growing directory publisher in Brazil, owned by BellSouth Corporation. The 10-year Listel contract is worth $142 million, and the Company will print 11.8 billion directory pages a year, more than half of all the directory pages printed by the Company in Canada annually.

    In 2000, the Company completed its program initiated during 1998 to exit non-core operations. In 1998, the Company sold its cheque and credit card businesses. In 1999, this program continued with the sale of the operating assets of the Company's BA Banknote Division. Finally, in 2000, the Company sold its North American CD-ROM replicating and fulfillment facilities.

    In order to focus on the integration of operations, from both a North American as well as an international perspective, and on the maximization of free cash flow, the Company made no significant business acquisitions since the acquisition of World Color Press, Inc. in August 1999 through the close of 2000. The Company resumed its external growth strategy in 2001. However the economic downtrend, compounded by the events of September 2001, prevented the Company from moving forward with its external growth strategy. In addition to a handful of smaller acquisitions throughout the year, the Company expanded its U.S. retail platform in July 2001 by acquiring Retail Printing Corporation, a web offset retail printer with locations in Nashville, Tennessee and Taunton, Massachusetts.

    In September 2001, the Company signed an agreement pending regulatory approval to purchase the European printing business of Hachette Filipacchi Medias (European Graphic Group, or E2G). The acquired assets include printing and bindery facilities in France, as well as Hachette's 50% ownership stake in the rotogravure printing plant of Helio Charleroi in Belgium. Hachette Filipacchi Medias is one of the world's top publishers with 210 magazine titles in 34 countries. All necessary regulatory approvals were obtained and this transaction closed in March 2002, for an aggregate purchase price of $70.7 million. The transaction amount includes a purchase price balance for the 50% of Charleroi Group controlled by the Belgian businessman Albert Frere. As part of the transaction, Hachette has entered into a long-term agreement with the Company for it to print many of Hachette's magazines in Europe, the value of which is estimated to be $400 million (excluding paper) over the term of the contracts.

    The Company remains committed to growth by way of acquisition and anticipates resuming acquisition activity as the world economy recovers from a difficult 2001.

ITEM 3 -- NARRATIVE DESCRIPTION OF THE BUSINESS

    The Company has rotogravure, web offset and sheetfed printing capacity for a wide variety of printed materials, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, as well as pre-media, logistics and other value-added services. Printing services, including design, production and distribution, are offered from more than 158 printing and related services facilities located throughout the United States, Canada, France, Belgium, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

3.1 DESCRIPTION OF PRODUCTS AND SEGMENTS

DESCRIPTION OF SEGMENTS

    The Company operates in the printing industry. Its business units are located in three main geographic segments as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                     2001                  2000
                                                              -------------------   -------------------
                                                                 $          %          $          %
                                                              --------   --------   --------   --------
                                                                           ($ in millions)
Revenues:
  North America.............................................  5,268.1       83      5,518.9       85
  Europe....................................................    891.3       14        890.4       13
  Latin America.............................................    161.4        3        112.0        2
  Other and Intersegment....................................     (0.7)    --           (0.2)    --
                                                              -------      ---      -------      ---
    Total...................................................  6,320.1      100      6,521.1      100
                                                              =======      ===      =======      ===
Operating income:*
  North America.............................................    564.3       91        628.0       87
  Europe....................................................     53.9        9         61.1        8
  Latin America.............................................     10.4        2          6.5        1
  Other.....................................................    (10.8)      (2)        29.2        4
                                                              -------      ---      -------      ---
    Total...................................................    617.8      100        724.8      100
                                                              =======      ===      =======      ===

------------

*   Before restructuring and other charges

    Commercial printing is a very fragmented, capital-intensive manufacturing industry. The North American and European printing industries are highly competitive in most product categories and geographic regions. In addition, with economic conditions and consumer spending in Latin America becoming increasingly favorable, the market for print and print advertising will expand dramatically in the near and medium terms. The Company believes that the ten largest competitors in the North American and European commercial printing markets have in aggregate less than 20% of the total share of each of their respective markets. In North America alone, there are more than 52,000 commercial printers.

    Commercial printers tend to compete within each product category based on price, quality and the ability to service customers' specialized needs. Small competitors are generally limited to servicing customers for a specific product category within a regional market. Larger and more diversified commercial printers with greater geographic coverage have the ability to serve national and global customers across multiple product segments.

    Management believes that both the North American and European printing markets are consolidating and that acquisition targets will continue to be available as larger commercial printers displace medium-size printers and regional competitors. Industry trends in Latin America, which are mirroring historical developments in North America, should also provide acquisition opportunities. Over the past decade, North American and European publishers have outsourced their printing operations. This trend began in the mid-1990s in Europe as demonstrated initially by the decision of Associated Newspapers in 1995 to outsource its printing to the Company and, more recently, by the Company's acquisition of the European printing assets of Hachette Filipacchi Media in France and Belgium. The Company's ongoing partnership with the Brazilian publisher Editora Abril, S.A., which commenced in 2000, is a reflection of a similar trend taking root in Latin America. This segregation of publishing and printing activity should provide independent printers greater acquisition opportunities and enable them to seek printing business with previously captive customers. Management believes that the Company is well positioned to continue to take advantage of the consolidation of the North American, European and Latin American commercial printing markets.

    The Company is one of the few commercial printers that has the ability to serve customers on a regional, national and global basis. As a result, the Company has been able to build a substantial business within each of the American, Canadian and European segments and to pursue its expansion in Latin America.

    In the United States, the Company is the largest commercial printer with more than 94 facilities and 28,000 employees operating in 31 states. The Company is a leader in the printing of books, magazines, retail inserts, catalogs, specialty printing, and direct mail.

    The Company is the largest commercial printer in Canada, with 31 facilities in six provinces and more than 5,600 employees. It offers a diversified mix of printed products and related value-added services to the domestic market and internationally, including substantial exports to the United States.

    In Europe, the Company operates in France, Belgium, Switzerland, the United Kingdom, Spain, Sweden, Austria and Finland, with 24 facilities and approximately 6,000 employees serving customers in 13 European countries. It is the largest independent commercial printer in Europe and the fourth-largest printer of magazines and catalogs in the United Kingdom.

    The Company also operates in Latin America with nine facilities and approximately 2,500 employees, as well as in India, where it has one facility and 60 employees.

DESCRIPTION OF PRODUCTS

    The Company's revenues by product are as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                     2001                  2000
                                                              -------------------   -------------------
                                                                 $          %          $          %
                                                              --------   --------   --------   --------
                                                                           ($ in millions)
Magazines...................................................  1,660.2        26     1,817.1        28
Retail Inserts..............................................  1,306.8        21     1,168.1        18
Catalogs....................................................  1,054.9        17     1,065.8        16
Specialty Printing and Direct Mail..........................    790.4        13       920.5        14
Books.......................................................    718.0        11       790.9        12
Directories.................................................    404.0         6       352.9         5
Pre-Media, Logistics and other Value-Added Services.........    385.8         6       405.8         7
                                                              -------     -----     -------     -----
Total.......................................................  6,320.1     100.0     6,521.1     100.0
                                                              =======     =====     =======     =====

    The Company's operations are managed by eight distinct business groups. Each business group is accountable primarily for one product group of products or geographic region. The Company's revenues by business group are as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                     2001                  2000
                                                              -------------------   -------------------
                                                                 $          %          $          %
                                                              --------   --------   --------   --------
                                                                           ($ in millions)
Magazines and Catalogs......................................  1,771.9        28     2,004.9        31
Retail......................................................  1,117.7        18       959.3        15
Commercial and Direct.......................................    864.8        14       999.1        15
Book........................................................    513.4         8       596.5         9
Directory...................................................    465.5         7       427.0         6
Other Revenues..............................................    534.1         8       531.9         8
Europe......................................................    891.3        14       890.4        14
Latin America...............................................    161.4         3       112.0         2
                                                              -------     -----     -------     -----
Total.......................................................  6,320.1     100.0     6,521.1     100.0
                                                              =======     =====     =======     =====

    MAGAZINES

    The Company is the world's leading printer of consumer magazines. It prints more than 1,000 magazine titles, including: TIME, SPORTS ILLUSTRATED, PEOPLE, FORTUNE, MONEY, TV GUIDE, SOUTHERN LIVING, CAR AND DRIVER, LE FIGARO MAGAZINE, FIRST FOR WOMEN, READER'S DIGEST, MACLEAN'S, L'ACTUALITE, CHATELAINE, FLARE, 7 JOURS, T.V. WEEK, WESTERN LIVING, VANCOUVER MAGAZINE, WINE SPECTATOR, EBONY, ESPN, WOMAN'S DAY, GOOD HOUSEKEEPING, ELLE, ROLLING STONE, NEWSWEEK, US NEWS, COSMOPOLITAN, GQ, VOGUE, FORBES, FORBES GLOBAL, YOU, LA REDOUTE, WIENDERIN, NOVLAS, VEJA, AFTONBLADET, EXPRESSEN, ANTTILA, KVICKLY and BILKA among other magazines, as well as all the magazines published by the Parent. The Company prints 46 percent of the top 125 magazine titles in North America. It operates a global print platform with operations in the United States, Canada, Europe and Latin America.

    Management believes that the Company is the industry leader in producing weekend newspaper magazines. These are four-color magazines inserted in major-market weekend newspapers. The Company prints two syndicated weekend magazines, PARADE and USA WEEKEND, as well as locally edited and distributed weekend newspaper magazines, and GLOBE, THE SUN and EXAMINER, three weekly tabloids. In the United Kingdom, the Company is the largest supplier of weekend supplements for ASSOCIATED NEWSPAPERS, MIRROR GROUP NEWSPAPERS and GUARDIAN NEWSPAPERS.

    The Company has invested in pre-media (computer-to-plate) and press technology to enhance its ability to service this market. For the production of medium to long-run magazines, the Company is at an advantage because its plants have selective-binding and ink-jet-imaging capabilities and can utilize the Company's mail analysis system.

    The Company also prints comic books for leading companies such as D.C. COMICS and MARVEL ENTERTAINMENT. In the comic book market, the Company operates an on-line computer management system that provides publishers with information regarding the production and distribution status of each of their titles.

    RETAIL INSERTS

    The Company's major retail inserts customers include large retailers, such as SEARS, WAL-GREEN, HOME DEPOT, STAPLES, RITE-AID, WAL-MART, CVS, BRADLEE'S, SPORTS AUTHORITY, JC PENNEY, SHOPPERS DRUG MART, CANADIAN TIRE, RADIO SHACK, CARREFOUR, RONA, THE BRICK WATERHOUSE CORPORATION, CFA -- CARREFOUR, CONTINENT, BUT, CONFORAMA, LECLERC and AUCHAN. In North America, the Company's 14 rotogravure process printing plants offer both the coast-to-coast manufacturing network and the long-run efficiencies required to serve the larger retail customers. The Company has five rotogravure process printing plants in France, one in Belgium and two in Nordic countries. In Canada, the Company prints inserts and circulars using heatset and coldset web offset and rotogravure processes in accordance with customer requirements. The Company also offers digital engraving and related pre-press processes, which both enhances quality and shortens time-to-market.

    CATALOGS

    The Company is the largest printer of catalogs in the world. It prints several hundred different catalogs on an annual basis for many of North America's direct mail retailers such as L.L. BEAN, SHARPER IMAGE, SPIEGEL, DAY-TIMER, IKEA, HANOVER DIRECT, VICTORIA'S SECRET, BRYLANE, BLOOMINGDALE'S, LILLIAN VERNON, OFFICE DEPOT, EXECUTIVE GREETINGS, SCHOLASTIC, BLAIR, CHADWICK'S, SEARS, AVON, ZELLERS, NEIMAN MARCUS, and VIKING OFFICE PRODUCTS. The Company offers special catalog services such as list services, to help customers compile effective lists for distribution, selective-binding capacity to allow customers to vary catalog content to meet their customers' demographic and purchase patterns, and ink-jet addressing and messaging to personalize messages for each recipient. This technology partially offsets postage-cost increases by eliminating pages of products that do not fit a buyer's demographic or purchasing profile. The Company's global network also allows the Company to offer its customers one-stop shopping for all of their catalog needs in North America, Europe and Latin America.

    SPECIALTY PRINTING AND DIRECT MAIL

    Products in these categories include annual reports, corporate prospectuses, promotional literature, calendars, posters, direct-mail products, highly personalized catalog wraps and promotions for the auto industry and other custom items. The Company's web and sheetfed printing presses of a smaller size permit the Company to offer custom colors, coatings, finishes and specialized binding required to produce a wide variety of print products. The Company provides numerous print-related services to customers, including typesetting, pre-press, circulation fulfillment, list management, mailing and distribution, in particular through desktop-publishing and electronic pre-media technology.

    Quebecor Merrill Canada Inc. offers services of manufacturing operations to serve the market for financial documents, prospectuses, annual reports and related printing.

    The Company's Direct division is established as international leader in the application of versioning, ink jet addressing, print-on-demand technology and computer-to-plate techniques which are critical to the customized production and compressed cycle times that customers demand today.

    In August 2000, the Company sold to Vancouver-based Q-Media, the North American operations of Print Northwest, its CD-ROM replication business for a total consideration of $68 million. The sale price was comprised of $47 million of cash and $21 million in special warrants and promissory notes convertible into the buyer's, Q-Media Services Corporation, shares. Management believes that this divestiture is in line with the Company's strategy of focusing on its core business.

    BOOKS

    The Company is the North American industry leader in book manufacturing. The Book Group is an industry leader in the application of new technologies for book production including electronic pre-media, information networking, digital printing, computer-to-plate and electronic data interchange. With plants in the United States, Spain, and Latin America, the Company serves internationally more than 1,000 publisher customers, including SIMON & SCHUSTER, SCHOLASTIC, THOMAS NELSON PUBLISHERS, AOL/TIME WARNER, MCGRAW-HILL, PEARSON, HOUGHTON-MIFFLIN, HARLEQUIN, GROLIER, LAROUSSE, REED ELSEVEIR, HARPERCOLLINS and READER'S DIGEST.

    In keeping with its full-service approach, the Company has expanded its presence in the market for on-demand printing through both capital investment and the acquisition of William C. Brown in 1997. This service allows for small quantities of books, brochures, technical documents and similar products to be produced quickly and at a relatively low cost.

    DIRECTORIES

    The Company specializes in telephone directories and is the largest directory printer in Canada and among the largest directory printers in North America and Latin America. The presence of the Company's directory group in the North American market dates back to the late nineteenth century with the printing of Bell Canada's first directories. The Company prints telephone and other directories for a large number of companies including AMERITECH, PACIFIC BELL, QWEST-DEX, MCLEOD*USA, BELLSOUTH, TELEPHONICA DEL PERU, LISTEL, TELMEX and CHILENET. In 1994, the Company began production of directories for the Indian domestic market at its directory facility near
New Delhi, India.

    PRE-MEDIA, LOGISTICS AND OTHER VALUE-ADDED SERVICES

    The Company is a leader in the transition from conventional pre-press to an all-digital workflow, providing a complete spectrum of film, and digital preparation services, from traditional past-up and color separation to state-of-the-art, all-digital pre-media, as well as digital emerging and digital archiving. Our specialized digital and pre-media facilities, which are strategically located close to and, in certain cases, onsite at customers' facilities, provide our customers high quality, twenty-four hour preparatory services linked directly to the Company's various printing facilities. In addition, our computer systems enable the Company to electronically exchange both images and textual material directly between the Company and the customers' business locations. The integrated pre-media operations provide the Company with competitive advantages over traditional pre-press shops that are not able to provide the same level of integrated services. Que-Net Media brings together the full range of digital technologies and pre-media assets within the Company that allows it to focus on providing a more comprehensive range of solutions to the customer base of the Company.

    The establishment of Quebecor World Logistics has made the Company the largest and most technologically advanced print transport company, as well as the largest customer by volume of the U.S. Postal Service. Quebecor World Logistics provides complete logistics services including customized door-to-door planning, management, transportation, delivery and tracking solutions, thereby providing customers with cost-effective, efficient and trackable distribution services.

3.2 MANUFACTURING

    DESCRIPTION OF PROCESSES AND EQUIPMENT

    The Company uses principally two types of printing processes, rotogravure and offset, which are the most commonly used commercial printing processes. Both processes have undergone substantial technological advances over the past decade, resulting in significant improvements in speed and print quality. The Company estimates that in 2001 approximately eighty percent of its revenues by volume were printed using offset and the remainder using the rotogravure process.

    ROTOGRAVURE

    With 102 rotogravure presses, the Company is one of the largest world-wide printers using the rotogravure process. The process uses a copper-coated printing cylinder which is mechanically engraved using high-precision, computer-controlled and diamond-cutting heads. Although the engraving of the printing cylinder is relatively expensive, the printing cylinder itself is extremely durable and cost effective per long run. The rotogravure process has an excellent reputation for the quality of its four-color reproductions on various grades of paper and the very high speed at which it is capable of running.

    The rotogravure process is well suited to long-run printing of advertising inserts and circulars, Sunday newspaper magazines, and other high-circulation magazines and catalogs. The Company believes that its coast-to-coast network of rotogravure facilities in the United States offers both the capacity and locations required by large merchandisers and publishers. The acquisition in 1995 of Financiere Jean Didier with its rotogravure capacity and of the European printing assets of Hachette Filipacchi Medias that closed in 2002 provides an advantageous position in the rotogravure market in Europe. The Company's advanced ability in rotogravure digital pre-media also ensures more efficient and accurate production of the same insert simultaneously in multiple locations, thereby offering the customer the efficiency and cost savings of manufacturing and distribution closer to its end-use markets in reduced time frames.

    OFFSET

    In the offset process, an inked impression from a thin metal plate is first made on a rubber cylinder, after which it is offset to paper. There are several types of offset printing processes: sheetfed and web, heatset and coldset. Sheetfed presses print on sheets of paper, whereas web presses print on rolls of paper. Short-run printing is generally best served by sheetfed offset, whereas web offset is generally the best process for longer runs.

    Heatset web offset involves a press which uses an oven to instantly set or dry the oil-based inks. This permits high speed and better quality and is best suited for printing on glossier papers (coated paper). Heatset web offset is used to print retail inserts, magazines, catalogs and books. The Company owns 438 heatset web offset presses.

    Coldset web offset involves a press that does not use an oven to dry the ink, instead using oil-based inks that are absorbed into the paper and dried by oxidation. Coldset web offset is used mainly to print newspapers, books, directories, and some retail inserts. The Company owns 84 coldset web offset presses.

    The Company owns 214 sheetfed offset presses, which print books, promotional material and direct-mail products and form a network of smaller regional facilities that constitutes an advantage in the Company's overall business strategy. Most of these facilities are large suppliers in their local markets.

3.3 SALES AND MARKETING

    The sales and marketing activities of the Company are highly integrated and reflect an increasingly global approach to meeting customers' needs that is complemented by product-specific sales efforts. Sales representatives are located in plants or in regional offices throughout North America, Europe, and Latin America, generally close to their customers and prospects. Each sales representative has the ability to sell into any plant in the Company's global network. This enables the customer to coordinate simultaneous printing throughout the Company's network through one sales representative. Certain of the larger customers centralize the purchase of printing services and, in this regard, the Company's ability to provide broad geographical services is clearly an advantage over smaller regional competitors.

    The Company also offers a wide variety of pre-media, logistics and other value-added services to customers. Such pre-media services include the color electronic pre-media system, which takes art work from idea to final product, and desktop publishing, which gives the customer greater control over the finished product. These pre-media services are especially helpful to smaller customers, who may not have the capital to employ such equipment or who may have to rely on third-party vendors, which may result in coordination and delay problems. Other value-added services, including mail list, shipping and distribution expertise, ink-jet personalizing and customer-targeted binding, are rapidly becoming requirements of numerous customers.

    Since 1995, the Company has proceeded to complete ISO 9000 series certification at various plants where it operates and it is continuing to ensure that more and more plants will be ISO 9000 series certified. The ISO 9000 series of international standards certify that a company meets quality control requirements in its production processes.

    As of the date hereof, six of the Company's plants have received the ISO-14001 certification, an internationally recognized environmental management system, the goal of which is the continuous improvement in environmental management. Two more plants will in the near future begin the process of implementing this standard by using a customized environmental package.

    The Company supports its sales efforts with marketing programs that involve advertising and trade shows to reinforce the corporate image in the buyer's mind. It also provides technical seminars and printing consulting services to make customers aware of market opportunities and the Company's capabilities.

    The Company believes that its size and network of locations throughout North America, Europe and Latin America is an advantage over smaller competitors in terms of shipping and distribution. Because of its volume, the Company is able to set up pool-shipping systems, which enable customers to ship their products at significant discounts. The discount is achieved through agreements with the postal services, which provides the mailer/ customer with a discount if the mailer/customer pays the freight costs to transport the mail closer to the postal services delivery office. The Company uses its custom-built mail analysis system, which automatically combines different customers into truck-load shipments and analyzes the cost-savings benefit to the customer. The mail analysis system then generates the necessary forms, bills of lading and freight invoices for the customer.

    Ink-jet personalizing is increasingly being used by many publishers and catalogers. Ink-jet addressing eliminates the additional process of printing paper labels and improves mailing efficiency. Catalogers use ink-jet personalizing in a number of ways. Ink-jet addressing allows both the cover and the order form to be labelled and to show customer-coding information. Furthermore, as catalogers continue to look for methods to increase the level of personalization, the ink-jet process is being used more frequently to add personal messages, specific inserts to frequent buyers, or unique coding information for order entry. Another advantage to ink-jet printing and selective binding is the Company's ability to merge lists of names for the same customer or to co-mail different customers to achieve increased postal pre-sort discounts.

3.4 COMPETITIVE STRENGTHS

    Management believes it has certain competitive strengths which enable it to provide enhanced customer service while maintaining a low cost position in the industry. Such advantages include broad geographic coverage, a single source of printing services, technological capabilities, economies of scale and a large manufacturing base.

    BROAD GEOGRAPHIC COVERAGE. Certain of the Company's largest customers utilize simultaneous printing in several of the Company's locations. The Company is one of the few commercial printers that can service these customers in virtually all of their markets, allowing them to coordinate their requirements. In addition, multi-plant simultaneous printing makes delivery more efficient and lowers distribution costs for national products such as PARADE, USA WEEKEND, and THE SUN.

    SINGLE SOURCING. By providing its customers a wide variety of printing, pre-press, post-press and distribution services, the Company is able to become a more integral element in its customers' publishing process while simultaneously expanding its sources of revenues. As large customers have centralized their purchasing of printing services, the Company's ability to provide a single source for comprehensive printing services and broad geographical coverage is a competitive advantage, since customers are not required to contract with numerous smaller specialized and regional competitors.

    TECHNOLOGICAL CAPABILITIES. The Company is committed to the effective use of state-of-the-art technology, including the development of new printing technologies, upgrade of existing printing assets and further development of integrated services. The Company's technological capabilities have enabled it to lower its cost position and to better serve its customers by improving quality, flexibility, speed and cost of production. Keeping pace with the technological developments in the industry requires substantial capital expenditures. Hence, in 2001, the Company spent $278.3 million on capital expenditures, including faster and more efficient presses and pre-press and post-press technologies. In 2002, capital expenditures are expected to be approximately $200 million to maintain the Company's existing assets and to invest in new projects for expansion in selected markets. The breadth of the Company's business enables it to spread technological investments over numerous facilities and product segments and its size enables it to lower its relative cost position by spreading fixed capital investment over a greater base of revenues.

    The Company's Que-Net Media division was established to bring together the digital and pre-media assets of both Quebecor Printing and World Color Press.

    ECONOMIES OF SCALE. The Company enjoys significant economies of scale which, according to management, provides the Company with a cost advantage. The Company also purchases a significant amount of printing equipment. Management believes that such purchasing power enables the Company to purchase both raw materials, primarily paper and ink, and equipment, on enhanced terms. This purchasing power also ensures availability of raw materials in tight markets. In 1998, the Company opened a global procurement office in Fribourg, Switzerland. Global procurement will allow the Company to achieve economies of scale for materials and equipment.

    The Company has realized more cost savings from synergies deriving from its merger with World Color than it had originally anticipated. By consolidating platforms into fewer but larger and more specialized plants, the

Company reduces administrative costs and achieves better economies of scale. In addition, increased plant specialization allows for greater efficiency and improved distribution reduces the final cost to customers and improves speed of delivery.

    The growth of new media provides the Company with further opportunities to exploit its economies of scale. Increasingly, clients seek to repurpose information so that it can be used in both printed and electronic forms. The Company has implemented digital workflows and has provided tools such as its Digital Asset Management System and Automated Publishing System to facilitate the re-use of information in a more cost effective manner than its competitors.

    LARGE MANUFACTURING BASE. The Company's diversity and breadth of plant and press capability, product mix and large customer base facilitate greater capacity utilization. Most presses can produce a variety of printed products, and the Company frequently allocates orders among its facilities to optimize their equipment utilization. The Company serves a wide variety of markets allowing it to redeploy equipment, thereby extending its useful life. In addition, the Company's large manufacturing base combined with its technological capabilities frequently enable the Company to improve customer service and operating margins by transferring technology and maximizing the printing capabilities of its facilities.

    Management believes that further consolidation of the fragmented printing industry will occur due to the advantages of size, the high cost of capital equipment and technology and the demand of many large customers for broad, technologically advanced, continent-wide and international printing services. The Company's competitive and financial strengths and its substantial experience in integrating acquired businesses provide it with the ability to take advantage of this industry dynamic. Having established a critical size and the geographic and product diversity required to compete, the Company is focused on continuing the expansion of its customer base, markets and scope of services in North America, Europe and Latin America.

3.5 CAPACITY UTILIZATION

    The Company's diversity in plant and press capability, product mix and large customer base facilitate greater capacity utilization. Most presses can produce a variety of printed products and the Company will frequently allocate orders among its facilities to optimize their utilization. Because the Company serves a wide variety of markets, it is able to redeploy equipment, thereby maximizing its utility, extending its useful life. Diversity in plant and press capability enables the Company, through central scheduling of the Company's presses, to assign a particular order to the machine best suited for it. Through its most recent restructuring initiatives, the Company has relocated 20 pieces of equipment in an effort to maximize utility.

3.6 TECHNOLOGY

    The Company is committed to the effective use of state-of-the-art technology to provide cost-effective customer service. The Company is active in, among others, the following areas: rotogravure computer-aided pre-press and cylinder processing, which improves time and cost efficiencies and the quality of pre-media page preparation and cylinder engraving; wide-web heatset web offset presses, where the Company collaborated on the engineering and subsequent installation of nine "Sunday Press" 54-inch, 48-page presses, which are twice as productive as standard 36-inch, 32-page presses; ink-jet-addressing and messaging systems, with the Company offering a 72-line messaging capability for the customization of catalogs and magazines.

    The Company also cooperates with large suppliers in the area of research and development of new printing technologies, materials and processes. The Company's capital-improvement programs include adding, replacing and/or upgrading existing equipment.

    The Company continues to invest in Target Bound-TM- selective binding equipment, which enables publishers and catalog merchandisers to produce multiple versions of a magazine or catalog in a single bindery run. It also acquired color electronic pre-media and desktop-publishing equipment, invested in its mail analysis system, acquired new equipment for answer-card printing and insertion, and invested in LazerBook-TM-, which offers its customers a wider range of printing and binding styles.

    The Company has continued to invest in faster, more efficient and higher-quality presses. Pre-media has continued to witness dramatic enhancements in the digital electronic area, with new computer software and hardware installed to help customers create their pages more quickly and more efficiently. The Company has been an industry leader in bringing new imaging services on-line that streamline the process of preparing pages for print. The Company was one of the first printers to install desktop publishing, direct-to-film and computer-to-plate systems for offset printing, which eliminates entirely the costly and time-consuming film step in print production. It has furthermore established one of the industry's most sophisticated data communications networks, capable of transmitting a customer's publication files quickly and efficiently from the customer's location to multiple plant locations.

    Management believes that only printers capable of investing and integrating new technology will continue to expand. One important technological change was the arrival of the "Sunday Press". These new machines compete with presses that run at 2,000 feet per minute on a 36 inch-wide cylinder by offering speeds of 3,000 feet per minute on 54 inch-wide cylinders. Using the same crew, these new presses have brought about a significant improvement at the margin level. The Company currently owns 17 Sunday presses.

    The Company continues to upgrade its U.S. rotogravure network to produce magazines, catalogs, inserts and flyers, and Sunday Magazines. The Company became the first commercial printer to install the latest generation of short cut-off tabloid offset presses. These presses print more pages at faster speeds and use less paper than conventional tabloid presses. The Company has also invested in new and emerging digital and web-based technologies to improve services, cut costs and expand its range of products.

    The Company operates a North American-wide telecommunications network, which enhances the Company's ability to move digital files between its facilities and customers quickly, share work among plants, and expand distribution and printing operations.

3.7 PURCHASING AND RAW MATERIALS

    The principal raw materials used in the Company's products are paper and ink. In 2001, the Company spent approximately $2.4 billion on raw materials. The Company exercises its purchasing power to obtain pricing, terms, quality, quality control and service in line with its status as one of the largest industry customers.

    The Company negotiates with a limited number of suppliers to maximize its purchasing power, but does not rely on any one supplier. Purchasing activity at both the local plant and corporate level is coordinated in order to increase and benefit from economies of scale. Inventory-control operations are also integrated into the purchasing functions of the Company, which has resulted in improvements in inventory turns. Plant inventories are also managed and tracked on a regional basis, increasing the utilization of existing inventories. In addition, most of the Company's long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper and ink.

    The Company takes pride in offering world-wide procurement service to its customers. The procurement office, located in Fribourg, Switzerland, gives the Company a major competitive advantage. By consolidating the activities formerly carried out at four regional offices, the Company is able to reduce administrative costs, standardize procurement and provide customers with assured supply at attractive prices.

    During 2000, the Company created a private web-enabled business-to-business
(B2B) exchange, expanding on the Company's existing global procurement activities. Based in Fribourg, Switzerland, the exchange allows the Company to reduce costs and improve operating margins by aggregating demand for items such as ink and paper across the Company's 158-plant network, thereby creating a virtual warehouse for such items. The Company is currently evaluating a move beyond ink and paper to include additional materials in this global procurement activity.

3.8 COMPETITIVE ENVIRONMENT

    The commercial printing business in North America and Europe is highly competitive in most product categories and geographic segments. Industry analysts consider most of the industry's markets to be currently oversupplied, and competition is significant. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology.

3.9 RISKS ASSOCIATED WITH CHANGES IN INTEREST RATES AND FOREIGN EXCHANGE

    In the normal course of business, the Company is exposed to changes in interest rates. However, the Company manages this exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, the Company enters into interest rate swap agreements and cross-currency interest rate swap agreements to manage both its interest rate and foreign exchange exposure.

    The Company also enters into foreign exchange forward contracts and interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage its foreign exchange exposure on certain liabilities, based in part on the Company's operations in a number of countries.

    While the counterparties to these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counter parties. The Company does not hold or issue any derivative financial instruments for trading purposes.

    Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at March 31, 2002, we had no significant concentrations of credit risk.

3.10 CUSTOMERS

    The Company believes that the product and geographical diversity of its customer base serve to reduce the impact on the Company of dramatic fluctuations in local markets or product-line demand. Many of the Company's large customers are under contract. These contracts include price adjustment clauses based on the cost of paper, ink and labor.

3.11 SEASONALITY OF THE COMPANY'S BUSINESS

    The operations of the Company's business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

3.12 HUMAN RESOURCES

    As at December 31, 2001, the Company employed approximately 42,000 people, 10,200 of whom are covered by 74 separate collective agreements. Of these, 11 collective agreements covering 2,350 employees expire in 2002. These agreements are limited to single plants and groups of employees within these plants. In all its operations, the Company has 60 nonunionized plants.

    The Company believes that its relations with its employees and unions are generally good.

3.13 ENVIRONMENTAL REGULATIONS

    The Company is subject to various laws, regulations and government policies, principally in North America, Europe and Latin America, relating to employee health and safety, to the generation, storage, transportation, disposal and environmental emission of various substances, and to environmental protection in general. The Company believes that it is in compliance with such laws, regulations and government policies in all material respects. Furthermore, the Company does not anticipate that compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

    Energy and pollution control is at the heart of our commitment to the environment, and this has been particularly important in a year where energy costs have risen significantly. The Company has accelerated its program of replacing existing recuperative thermal oxidizer equipment with newer, more efficient regenerative thermal oxidizer equipment. This equipment not only reduces emissions, but also significantly reduces energy consumption.

ITEM 4 -- SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 ANNUAL

    Set forth below are selected consolidated financial data which have been derived from the Company's consolidated financial statements for the most recent three years ended December 31.

    The data below should be read in conjunction with the consolidated financial statements and related notes thereto as well as the items included hereafter. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" at item 8 of this Annual Information Form.

                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                                (in millions of U.S. dollars,
                                                                   except per share data)
CONSOLIDATED RESULTS
Revenues....................................................  $6,320.1    $6,521.1    $4,952.5
Operating income before amortization*.......................     955.6     1,069.9       758.5
Operating income*...........................................     617.8       724.8       472.5
Net income..................................................      22.4       295.4        77.5
Cash provided from operating activities.....................     576.5       917.8       710.1
Free cash flow from operations**............................     287.2       747.3       552.6
Operating margin before amortization*.......................     15.1%       16.4%       15.3%
Operating margin*...........................................      9.8%       11.1%        9.5%

FINANCIAL POSITION
Working Capital.............................................  $ (194.5)   $  (66.5)   $   72.5
Property, plant and equipment...............................   2,634.0     2,683.0     2,895.3
Total assets................................................   6,149.9     6,484.7     6,873.1
Long-term debt (including convertible notes)................   2,132.2     2,208.7     2,839.9
First Preferred Shares......................................     456.6       212.5       212.5
Equity Multiple and Subordinate Voting Shares...............   1,336.7     1,418.7     1,441.3
Debt-to-Capitalization......................................     46:54       47:53       55:45

PER SHARE DATA
EARNINGS:
 -- Basic...................................................     --           1.94        0.54
 -- Diluted.................................................     --           1.91        0.54
Earnings before goodwill amortization (diluted)*............  $   1.99    $   2.30    $   1.80
Dividends (equity shares)...................................      0.46        0.33        0.28
Book value..................................................     14.39       15.47       14.26
Market price -- TSE close...................................  CA$35.88    CA$37.60    CA$32.25
Market price -- NYSE close..................................     22.56       25.19       22.25
                                                              ========    ========    ========

*   Before restructuring and other special charges.

** Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

4.2 QUARTERLY

    The table below presents selected financial information for the last eight quarters ending with the most recent fiscal year of the Company.

                                                                      FOR THE QUARTERS ENDED
                                                        ---------------------------------------------------
                                                        MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                        ---------   --------   -------------   ------------
                                                               (in millions, except per share data)
2001
Revenues..............................................  $1,576.7    $1,502.3     $1,625.2        $1,615.9
Operating income before amortization..................     219.2       243.0        258.5           234.9
Operating income......................................     136.4       159.0        172.7           149.7
Net income............................................      42.5        63.2         70.8          (154.1)
Earnings per share before goodwill amortization
  (diluted)...........................................  $   0.38    $   0.51     $   0.57        $   0.55

2000
Revenues..............................................  $1,630.4    $1,549.1     $1,633.8        $1,707.8
Operating income before amortization..................     231.7       255.9        286.7           295.6
Operating income......................................     138.2       167.7        202.4           216.5
Net income............................................      37.6        62.8         88.7           106.3
Earnings per share before goodwill amortization
  (diluted)...........................................  $   0.35    $   0.51     $   0.68        $   0.77

4.3 DIVIDENDS

    On April 25, 2002, the Company declared a dividend of $0.12 per share on the Multiple Voting Shares and the Subordinate Voting Shares, a dividend of CA$0.3125 per share on the Series 2 Preferred Shares, a dividend of CA$0.4219 per share on the Series 4 Preferred Shares, and a dividend of CA$0.43125 per share on the Series 5 Preferred Shares, which dividends are payable on June 1, 2002 to the shareholders of record at the close of business on May 16, 2002.

    The Company has declared and paid semi-annual dividends since October 23, 1992 and quarterly dividends since 1998. The table below presents the annual dividends declared and paid by the Company on all of its shares since 1996:

                                                                               SERIES 2     SERIES 4     SERIES 5
                                                                              PREFERRED    PREFERRED    PREFERRED
                       MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES     SHARES       SHARES       SHARES
  ----------------------------------------------------------------------------------------------------------------
  1996...............                         $0.20                                 N/A          N/A          N/A
  ----------------------------------------------------------------------------------------------------------------
  1997...............                         $0.22                                 N/A          N/A          N/A
  ----------------------------------------------------------------------------------------------------------------
  1998...............                         $0.24                           CA$1.3151          N/A          N/A
  ----------------------------------------------------------------------------------------------------------------
  1999...............                         $0.28                           CA$1.2500          N/A          N/A
  ----------------------------------------------------------------------------------------------------------------
  2000...............                         $0.33                           CA$1.2500          N/A          N/A
  ----------------------------------------------------------------------------------------------------------------
  2001...............                         $0.46                           CA$1.2500    CA$1.2703    CA$0.5069
  ----------------------------------------------------------------------------------------------------------------
  As of March 1,
    2002.............                         $0.12                           CA$0.3125    CA$0.4219    CA$0.4313
  ----------------------------------------------------------------------------------------------------------------

ITEM 5 -- MARKET FOR THE NEGOTIATION OF SECURITIES

    The Company's Subordinate Voting Shares are listed on The Toronto Stock Exchange and The New York Stock Exchange. The Company's Series 2 Cumulative Redeemable First Preferred Shares, Series 4 Cumulative Redeemable First Preferred Shares and Series 5 Cumulative Redeemable First Preferred Shares are listed on The Toronto Stock Exchange.

ITEM 6 -- DIRECTORS AND OFFICERS

    The tables below set forth the name, municipality of residence, and position held within the Company of its directors and executive officers, the principal occupation and the term of office of each director, as well as the number of voting shares beneficially held or over which control or direction is exercised by each director of the Company. As of April 30, 2002, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 191,217 Subordinate Voting Shares and 53,711,277 Multiple Voting Shares of the Company, representing 0.22% and 99.86%, respectively, of the outstanding shares of each such class. The shares so owned or controlled by the directors and executive officers of the Company represented 86.05% of all voting rights attached to all the outstanding common shares of the Company. The following information is given as of April 30, 2002, except as otherwise noted.

6.1 DIRECTORS

                                                                       SUBORDINATE VOTING
                                                                        SHARES OWNED OR        UNITS HELD
                                                         DIRECTOR    CONTROLLED DIRECTLY OR    UNDER THE
NAME                        PRINCIPAL OCCUPATION          SINCE          INDIRECTLY(1)        DSU PLAN(2)
--------------------  --------------------------------  ----------   ----------------------   ------------
REGINALD K.           Former Chairman and Chief          1999                  2000            2,081.279
  BRACK(13)           Executive Officer, Time Inc.
Greenwich,            (magazines and books publisher)
Connecticut

CHARLES G.            President and Chief Executive      1989                34,609(3)                --(4)
  CAVELL(11)          Officer of the Company
Montreal, Quebec

ROBERT COALLIER(13)   Executive Vice President and       1991              --                  2,491.103
Longueuil, Quebec     Chief Financial Officer,
                      Molson Inc. (brewing company)

MICHEL DESBIENS       Corporate Director, Consultant     2002  (10)        --                     --
Montreal, Quebec

JAMES DOUGHAN(14)     Corporate Director, Consultant     2001              --                    993.474
Scottsdale, Arizona

RAYMOND               Corporate Director                 1989                 1,000(5)           701.755
  LEMAY(11)(12)(14)
Montreal, Quebec

EILEEN A.             President, Finvoy                  1999                 1,300              701.755
  MERCIER(14)         Management Inc. (management
Toronto, Ontario      consulting firm), Vice-Chair of
                      the Board, Workplace Safety and
                      Insurance Board (Ontario)

THE RIGHT HONOURABLE  Chairman of the Board of the       1997                 3,400(6)         1,740.663
BRIAN MULRONEY,       Company and Senior Partner,
  P.C., C.C.,         Ogilvy Renault (Barristers and
LL.D.(11)             Solicitors)
Montreal, Quebec

JEAN NEVEU(11)(12)    Chairman of the Board of           1989                 1,800(7)                --(4)
Longueuil, Quebec     Quebecor Inc. (communications
                      holding company) and Chairman,
                      TVA Group Inc. (television
                      broadcasting company)

ROBERT NORMAND(13)    Corporate Director                 1999                 1,000            2,251.357
Rosemere, Quebec

                                                                       SUBORDINATE VOTING
                                                                        SHARES OWNED OR        UNITS HELD
                                                         DIRECTOR    CONTROLLED DIRECTLY OR    UNDER THE
NAME                        PRINCIPAL OCCUPATION          SINCE          INDIRECTLY(1)        DSU PLAN(2)
--------------------  --------------------------------  ----------   ----------------------   ------------
ERIK                  Vice Chairman of the Board and     1989                    --(8)(9)      1,635.108
  PELADEAU(11)(12)    Senior Executive Vice President
Rosemere, Quebec      of the Company, Vice Chairman of
                      the Board of Quebecor Inc.
                      (communications holding
                      company), Vice Chairman of the
                      Board of Quebecor Media Inc.
                      (communications company)

PIERRE KARL           President and Chief Executive      1989                    --(9)         1,815.233
  PELADEAU(11)(12)    Officer of Quebecor Inc.
Montreal, Quebec      (communications holding
                      company), President and Chief
                      Executive Officer of Quebecor
                      Media Inc. (communications
                      Company), Chairman of the Board
                      of nurun Inc. (information
                      technology management
                      consultants), Chairman of the
                      Board of Netgraphe Inc.
                      (portals and web site company),
                      and Chairman of the Board of Sun
                      Media Corporation (newspaper
                      publishing company).

ALAIN                 President and Chief Executive      1997              --                  3,137.550
  RHEAUME(11)(12)     Officer, Microcell PCS (personal
Montreal, Quebec      communications services company)

-------------

(1) This information has been provided to the Company by the above directors. This information excludes shares of subsidiaries of the Company that may be owned by a director in order to qualify as a director of such subsidiaries under applicable law.

(2) The amounts in this column are as of March 31, 2002. In 2000, the Company implemented a Directors Deferred Stock Unit Plan for the benefit of its directors.

(3) Mr. Cavell also owns 6,000 Class B Subordinate Voting Shares of
    Quebecor Inc.

(4) No compensation paid for services rendered as director.

(5) Mr. Lemay also owns 1,250 Class A Multiple Voting Shares of Quebecor Inc.

(6) Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of
    Quebecor Inc.

(7) Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of
    Quebecor Inc.

(8) Mr. Erik Peladeau exercises control over 5,340 Class B Subordinate Voting Shares of Quebecor Inc.

(9) Les Placements Peladeau Inc., a corporation controlled by a trust constituted for the benefit of Messrs. Erik Peladeau and Pierre Karl Peladeau, has voting control over Quebecor Inc., the Company's parent company, with 17,465,264 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor Inc. The aforementioned trust also exercises control over Gestion Peladeau Inc., which holds 1,300 Subordinate Voting Shares of the Company and 43,700 Class A Multiple Voting Shares and 900 Class B Subordinate Voting Shares of Quebecor Inc. In addition, Imprimerie Hebdo Inc., a corporation controlled by such trust, holds 3,200 Class A Multiple Voting Shares of Quebecor Inc.

(10) Mr. Desbiens was appointed as a director at the Board of Directors' meeting on April 25, 2002.

(11) Member of the Executive Committee.

(12) Member of the Compensation Committee.

(13) Member of the Audit Committee.

(14) Member of the Pension Committee.

    None of the directors mentioned above holds shares of subsidiaries of the Corporation, except Mr. Erik Peladeau, who owns one share of Quebecor World Mexico Holding S.A. de C.V. and of Quebecor World D.F., S.A. de C.V. in order to comply with the requirements of Mexican law. Mr. Charles G. Cavell holds one share of Quebecor World France S.A. and Imprimeries Alsacienne
Didier-Quebecor, S.A., in order to comply with the requirements of French law. For the same reason, Mr. Pierre Karl Peladeau holds one share of the following corporations: Interval, S.A., Torcy Quebecor, S.A., Imprimerie Blois
Quebecor, S.A., La Loupe Quebecor, S.A., Inter Routage, S.A., Inter
Brochage, S.A. and Quebecor Numeric S.A.

    Each director serves until the next annual meeting of shareholders or until a successor is elected or appointed.

6.2 EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE                  FUNCTION WITHIN THE COMPANY
----------------------------------  ------------------------------------------------------------
Christian M. Paupe                  Executive Vice President, Chief Administrative Officer and
Montreal, Quebec                    Chief Financial Officer

Marc L. Reisch                      President and Chief Executive Officer, Quebecor World North
Chappaqua, New York                 America

Vincent Bastien                     President, Quebecor World Europe
Neuilly-sur-Seine, France

Guy Trahan                          President, Quebecor World Latin America
Buenos Aires, Argentina

John Dickin                         Chief Operating Officer, Europe
York, England

Denis Aubin                         Senior Vice President, Corporate Finance and Treasury
Montreal, Quebec

David Blair                         Senior Vice President, Manufacturing, Environment and
Toronto, Ontario                    Technology

Carl Gauvreau                       Senior Vice President -- Advisor to the Office of the
Old Greenwich, Connecticut          Chairman of the Board

Michael Young                       Senior Vice President, Financial Operations and Control
Montreal, Quebec

Jerome V. Brofft                    Vice President, Global Purchasing
Barbereche, Switzerland

Bruce W. Hannah                     Vice President, Human Resources
Montreal, Quebec

Marie D. Hlavaty                    Vice President, General Counsel and Secretary
New York, New York

Claire Lanctot                      Vice President, Business Development
Montreal, Quebec

Sylvain Levert                      Vice President, Corporate Services and Logistics
Giviser, Switzerland

Gaetan Lussier                      Vice President, Internal Audit
La Prairie, Quebec

Pierre R. Martel                    Vice President, Taxation and Real Estate
Montreal, Quebec

Diane Dube                          Assistant Vice President, Corporate Controller
La Prairie, Quebec

Raynald Lecavalier                  Assistant Vice President, Legal and Environmental Affairs
Longueuil, Quebec                   and Assistant Secretary

Paul Martineau                      Assistant Vice President, Treasury
La Prairie, Quebec

NAME AND MUNICIPALITY OF RESIDENCE                  FUNCTION WITHIN THE COMPANY
----------------------------------  ------------------------------------------------------------
Jeremy Roberts                      Director, Corporate Finance and Investor Relations
Hudson, Quebec

Nicolas Lavoie                      Assistant Treasurer, Corporate Finance
Marly, Switzerland

    The principal occupations over the past five years of the Company's directors and executive officers are given below, except in certain cases when a director or an executive officer has held more than one position in the same firm or an affiliated firm, in which case only the date of appointment to the most recent position is indicated.

    REGINALD K. BRACK is the Chairman Emeritus of Time Inc. (a publishing corporation), a wholly owned subsidiary of Time Warner Inc., having served as Chairman until June 1997. He has been a director of the Company since 2000.

    CHARLES G. CAVELL has been President and Chief Executive Officer of the Company since December 1997. He was Chairman of the Board of Sun Media Corporation (newspaper publishing company) from December 1998 until December 1999. From 1989 to 1997, he was President and Chief Operating Officer of the Company. He has been a director of the Company since 1989.

    ROBERT COALLIER has been Executive Vice President and Chief Financial Officer of Molson Inc. (brewing company) since May 2000. Prior to this date, he occupied the position of Vice President and Chief Financial Officer, C-MAC Industries Inc. (parent company of a multinational industrial group in the field of state-of-the-art microelectronics) since July 1996. He has been a director of the Company since 1991.

    MICHEL DESBIENS has been a director of the Company since April 25, 2002. He has been a consultant to the pulp and paper industry since January 2001. From 1993 to 2000, he was President and Chief Executive Officer of Donohue Inc. He was Chairman of Abitibi Consolidated Inc. from April to October 2000.

    JAMES DOUGHAN has been a Corporate Director since July 2000. He acted as Consultant for Gaylord Container from August 1999 to July 2000. He was President and Chief Executive Officer of Abitibi-Consolidated from 1997 to 1999. From 1993 to 1996, he was President and Chief Executive Officer of Stone Consolidated. He has been a director of the Company since April 2001.

    RAYMOND LEMAY has been a Corporate Director since January 1999. He was Executive Vice President of the Parent from June 1989 to January 1999. He has been a director of the Company since 1989.

    EILEEN A. MERCIER has been President of Finvoy Management Inc. since 1995 and Vice Chair of the Board, Workplace Safety and Insurance Board (Ontario)
since July 1996.   She has been a director of the Company since 1999.

    THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D, was named Chairman of the Board of the Company as of April 3, 2002. He served as Chairman of the Board of Sun Media Corporation (newspaper publishing company) from January 2000 to June 2001 and has been a Senior Partner of Ogilvy Renault (law firm) since
July 1993. From September 1984 to June 1993, he was Prime Minister of Canada. He has been a director of the Company since 1997.

    JEAN NEVEU served as Chairman of the Board and Chief Executive Officer of the Company from February 1989 to December 1997. From December 1997 until
April 2002, he served as Chairman of the Board of the Company. He was President and Chief Executive Officer of the Parent from December 1997 until April 1999, and since that date, he has served as Chairman of the Board of the Parent. He has also served as Chairman of the Board of TVA Group Inc. since November 2001. He has been a director of the Company since 1989.

    ROBERT NORMAND has been a Corporate Director since 1997. He was Chief Financial Officer of Gaz Metropolitain from 1980 to 1997. He has been a director of the Company since 1999.

    ERIK PELADEAU has been Vice Chairman of the Board and Senior Executive Vice President of the Company since October 2001. He has been Chairman of the Board of Quebecor Communications Inc. (Communications company) since December 1997 and Vice Chairman of the Board of the Parent since April 1999. He has been Vice Chairman of the Board of Quebecor Media Inc. since February 2001 and was Vice Chairman of the Board of Sun Media Corporation from February 1999 to July 2001. He was also Chairman of the Board and Chief Executive Officer of Quebecor Multimedia Inc. from May 1995 to December 1998. Since October 1984, he also served as President of Groupe Lelys Inc. until
April 2000 and is currently serving as Chairman of the Board of such company. He has been a director of the Company since 1989.

    PIERRE KARL PELADEAU has been President and Chief Executive Officer of the Parent since April 1999 and President and Chief Executive Officer of Quebecor Media Inc. since February 2001. He also served as Vice Chairman of the Board of the Company from April 1999 until September 2001. He has also been Chairman of the Board of Sun Media Corporation since March 2002 and he was Vice Chairman of the Board of Sun Media Corporation from February 1999 to July 2001, and Chairman of the Board of nurun Inc. (information technology company) since January 2000. He was Vice Chairman of the Board of the Parent from December 1997 to April 1999. From April 1998 until April 1999, he was Executive Vice President and Chief Operating Officer of the Company. From June 1994 to April 1998, he was Managing Director of Quebecor Printing Europe. He has been a director of the Company since 1989.

    ALAIN RHEAUME has been President and Chief Executive Officer of Microcell PCS (personal communications services company) since February 2001. Prior to that date, he was, from May 1998, Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. From June 1996 to May 1998, he was Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. He has been a director of the Company since 1997.

    CHRISTIAN M. PAUPE has been Executive Vice President, Chief Administrative Officer and Chief Financial Officer since April 1999. Prior to that date, he was Executive Vice President and Chief Financial Officer since January 1999. He was Senior Executive Vice President and Director of National Bank Financial from 1997 to January 1999. From 1995 to 1997, he was Senior Vice President of
Southam Inc.

    MARC L. REISCH has been President and Chief Executive Officer of Quebecor World North America since October 1999. Prior to that date, he served as President of World Color Press, Inc. since November 1998. Prior to holding that position, he held the position of Vice Chairman, Group President of World Color Press, Inc. since January 1998. He held the position of Group President, Sales and Chief Operating Officer of World Color Press, Inc. from August 1996 until January 1998.

    VINCENT BASTIEN has been President, Quebecor World Europe since
October 2001. From September 2000 to October 2001, he was Managing Director, Quebecor World France. He was Managing Director of Smart Valley from January to July 2000. During 1998 and 1999, he was Managing Director of Lancel (Vendome Luxury Group). From 1995 to July 1997, he was President and Managing Director of Sanofi Beaute et Yves Saint-Laurent Parfums.

    GUY TRAHAN has been President of Quebecor World Latin America since July 1997. From October 1994 to July 1997, he was Executive Vice President, Quebecor Printing Canada.

    JOHN DICKIN has been Chief Operating Officer, Europe since April 2002. From October 2001 to April 2002, he was Executive Vice President, Quebecor World Europe. From 1996 to October 2001, he was Managing Director, Quebecor World, Corby.

    DENIS AUBIN has been Senior Vice President, Corporate Finance and Treasury since April 2002. From July 2000 to April 2002, he was Vice President and Treasurer of the Company. Prior to joining the Company's Treasury department, he was the Vice President and Treasurer of Cambior Inc. from February 1997 to
June 2000, following nine years with The Chase Manhattan Bank.

    DAVID BLAIR has been Senior Vice President, Manufacturing, Environment and Technology since April 2002. From June 2001 to April 2002, he was Vice President, Manufacturing, Technologies and Environment of the Company. From January 1999 to June 2001, he was Vice President, Manufacturing of the Company. From January 1997 to December 1998, he was Vice President, Technical Services of the Company.

    CARL GAUVREAU has been Senior Vice President -- Advisor to the Office of the Chairman of the Board since April 2002. From March 2001 to April 2002, he was Senior Vice President, Finance -- North America. From

September 1999 to March 2001, he was Vice-President and Corporate Controller. He was Assistant to the Corporate Controller from July 1997 to September 1999.

    MICHAEL YOUNG has been Senior Vice President, Financial Operations and Control since April 2002. From March 2001 to April 2002, he was Vice President, Corporate Controller. From August 2000 to March 2001, he was Senior Vice President, Information Systems of Quebecor World Europe. Prior to August 2000, he served as Chief Financial Officer of Quebecor World UK since 1994.

    JEROME V. BROFFT has been Vice President, Global Purchasing of the Company (Switzerland) since October 1999. From October 1995 to September 1999, he was Senior Vice President, Purchasing of World Color Press, Inc.

    BRUCE W. HANNAH has been Vice President, Human Resources of the Company since September 2001. From May to August 2001, he was Change Management Consultant for the Canadian operations of PricewaterhouseCoopers. From
December 1999 to May 2001, he was Corporate Vice President of Human Resources of Geac Computer Corporation Limited. From October 1993 to December 1999, he was Vice-President, Human Resources for EDS Canada.

    MARIE D. HLAVATY has been Vice President, General Counsel and Secretary since February 2001. She has previously served and remains as Executive Vice President, General Counsel/Government Affairs and Secretary of Quebecor World North America. She served as legal counsel to World Color Press, Inc. since February 1994, holding the position of Deputy General Counsel at the time of the merger of the Company and World Color in October 1999.

    CLAIRE LANCTOT has been Vice President, Business Development of the Company since September 2000. Prior to that date, she worked as a consultant on a number of special projects for the Company from April 1999 through August 2000. From September 1997 to February 1999, she was Chief Financial Officer of
Essentus Inc. (formerly Richter Systems Inc.), a private ERP software provider to the soft goods manufacturing and retailing industry. From February 1996 to July 1997, she was Vice President and Treasurer of the Canadian newspaper publishing company, Southam Inc.

    SYLVAIN LEVERT has been Vice President, Corporate Services and Logistics (Fribourg, Switzerland) since October 1998. He was Director, Business Development of the Company from July 1997 to October 1998. From January 1993 to July 1997, he was Corporate Controller of the Company.

    GAETAN LUSSIER has been Vice President, Internal Audit of the Company since December 2001. From July 1995 to December 2001, he was Director, Internal Audit of the Company

    PIERRE R. MARTEL has been Vice President, Taxation and Real Estate since June 2000. He was Director, Taxation and Real Estate of the Company since
May 1999. Prior to that date, he served as a consultant to Thermonic Inc. (Metal recovery company) from September 1998 to March 1999. From December 1996 to
June 1998, he was Director of Taxation at St-Genevieve Resources Ltd. (Mining corporation) where he was nominated as Vice President, Treasury and Taxation in September 1997. From March 1996 to March 1999, he was also Vice President, Finance of Delphi SuperNet (internet service provider).

    DIANE DUBE has been Assistant Vice President, Corporate Controller since February 2001. From February 1998 to February 2001, she was Director Financial Accounting and Systems. From May 1991 to February 1998, she held several positions in the Accounting Department of the Company.

    RAYNALD LECAVALIER has been Assistant Vice President, Legal and Environmental Affairs and Assistant Secretary since January 2002. From July 1996 to January 2002, he was Director of Legal Affairs and Assistant Secretary of the Company.

    PAUL MARTINEAU has been Assistant Vice President, Treasury of the Company since January 2002. From July 1999 to January 2002, he was Assistant Treasurer of the Company. From 1993 to July 1999, he was Director, Treasury Operations of the Company.

    JEREMY ROBERTS has been Director, Corporate Finance and Investor Relations since September 2000. He was Assistant Treasurer of the Company from
November 1997 to September 2000. From April 1996 to November 1997, he was Assistant Treasurer of Bell Canada.

    NICOLAS LAVOIE has been Assistant Treasurer, Corporate Finance of the Company since March 2001. From May 1998 to March 2001, he was Chief Financial Analyst, Treasury Department of the Company. From May 1995 to May 1998, he was a Financial Analyst of the Societe Generale de Financement du Quebec.

ITEM 7 -- ADDITIONAL INFORMATION

    The Company will provide the following documents to any person or company, upon request to the Corporate Secretary, Quebecor World Inc., 612 Saint-Jacques St., Montreal, Quebec, Canada, H3C 4M8:

    (a) when the securities of the Company are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,
       (i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form, (ii) one copy of the consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements for its most recently completed financial year, (iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and that are not required to be provided under
       (i) to (iii) above; or

    (b) at any other time, one copy of any other documents referred to in
       (a) (i) to (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

    Additional information, including information on the compensation of directors and executive officers, loans to executives, the principal holders of securities of the Company, as well as the stock option plans and interest of insiders in material transactions, as the case may be, are presented in the Company's management proxy circular pertaining to the annual and special meeting of the shareholders held on April 3, 2002. Additional financial information, in particular, the audited consolidated financial statements, are included in the annual report to the shareholders of the Company for the year ended
December 31, 2001.

ITEM 8 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Management's discussion and analysis of the financial condition and results of operations for the year ended December 31, 2001 is presented at pages 2 to 9 of the Company's 2001 Annual Report (Financial Review), which analysis is incorporated by reference herein. As a supplement to the discussion and analysis, please refer to the Consolidated Financial Statements for the years ended December 31, 2001 and 2000 and to the notes to the consolidated financial statements at pages 10 to 44 of the Company's 2001 Annual Report (Financial Review), such consolidated financial statements and such notes being incorporated by reference herein.

    Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

                                     [LOGO]
                                                                          [LOGO]

                                                     P5686MTL02

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                               EXHIBIT 2
---------------------------------------
Financial Condition
and Results of Operations


OVERVIEW
We are the largest commercial print media services company in the world. We are market leaders in most of our product categories and geographies. This market-leading position has been built through a combination of successfully integrated acquisitions, investment in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

MARKET REVIEW
The year 2001 has been difficult for the print media industry. The U.S. economy started slowing rapidly at the end of 2000, and this continued as the year 2001 progressed. During the summer, the European markets, which had until then been performing well, slowed sharply, with the French market, in particular, recording declines in advertising spending and printing volumes. This was the backdrop to the tragic events of September 11th. Following September 11th, the very weak print media markets of the U.S. and Europe suffered a sudden and unexpected drop in volumes, resulting in lower net income in 2001 compared to that in 2000. Traditionally, more than 40% of our operating income is generated in the last 4 months of the year.

Our business is structured along geographic lines in North America, Europe and Latin America. Within North America, which represents over 80% of our total revenue, we are organized around a number of business groups. The diversity of these business groups has helped to mitigate the twin effects of a slow world economy and September 11th, with some areas of the business performing better than others.

MAGAZINE & CATALOG
The Magazine & Catalog Group's revenues fell by 12% to $1,772 million in 2001, from $2,005 million in 2000. Consumer magazines have seen a significant decline in advertising pages during the year (figure 1). This decline accelerated sharply in the 3rd quarter, culminating in a dramatic drop in overall page counts post-September 11th (figure 2). An example of the effect on our business following September 11th relates to our enviable position as the major supplier of print media services to the hotel and travel industry within North America: we suffered an immediate and very substantial fall in volume, the speed of which prevented our normal aggressive approach to cost control.

We still enjoy a tremendous market-leading platform, and volumes will recover strongly when the general economic climate improves.

COMMERCIAL & DIRECT
The Commercial & Direct Group's revenues fell by 13% to $865 million in 2001, from $999 million in 2000.

Direct mail performed well during the first half of the year. However, following September 11th and the anthrax scares, this business saw very substantial and immediate declines in volumes, largely recovered since, due to the short lead times between order and production.

The Commercial business tracks the general economic performance and, therefore, has suffered all year from weak demand, with significant falls in volume in the 4th quarter of 2001.

RETAIL
The Retail Group's revenues increased by 17% to $1,118 million in 2001, from $959 million in 2000.

In July 2001, we acquired Retail Printing Corporation of Taunton,
Massachusetts. This acquisition accounts for $47 million of the $159 million revenue growth.

          MAGAZINE ADVERTISING PAGES-PERCENTAGE CHANGE YEAR-ON-YEAR

                             1991       -8.76%
                             1992        4.38%
                             1993        8.23%
                             1994        2.04%
                             1995       15.39%
                             1996        2.59%
                             1997        8.23%
                             1998        4.76%
                             1999        5.36%
                             2000       10.10%
                             2001      -11.70%

Source: Publishers Information Bureau (PIB)    FIGURE 1

                  THE FIRST ADVERTISING RECESSION
                  IN A DECADE.


      MAGAZINE ADVERTISING PAGES-PERCENTAGE CHANGE MONTHLY 2001 vs 2000

                             JAN       -0.9%
                             FEB       -9.8%
                             MAR       -7.9%
                             APR       -9.3%
                             MAY      -16.8%
                             JUN      -18.4%
                             JUL      -17.2%
                             AUG      -12.3%
                             SEP       -9.9%
                             OCT      -16.7%
                             NOV      -17.5%
                             DEC      -19.3%

Source: Publishers Information Bureau (PIB)    FIGURE 2

Our retail business is driven by retail promotional campaigns. These campaigns have a direct effect on store traffic, and therefore retail volumes. Due to this connection between advertising and store trafic, the retailers, typically, continue to produce promotional campaigns, regardless of the general economic environment, in order to maintain volumes.

BOOK SERVICES
The Book Group's revenues fell by 14% to $513 million in 2001, from $597 million in 2000. Book printing suffered in the first half of the year as publishers worked inventory levels down following a very good 2000 holiday season. There was also a general absence of new best-seller launches. Those titles that were released suffered from below normal initial-run lengths and delays before publishers felt confident enough to order reprints. This lack of volume in the first half forced utilization levels down substantially. The 3rd quarter of the year showed signs of a recovery compared to the first half, but volumes slumped again after September 11th.

DIRECTORY
The Directory Group's revenues increased by 9% to $466 million in 2001, from $427 million in 2000. This business performed very strongly all year, with record revenues and earnings. The volume in this sector is based around local advertising, as opposed to national campaigns, and therefore tends to lag the general economy by approximately 6 months, but currently volumes remain high.

OTHER REVENUES
Other sources of revenues in our domestic business, in North America include mainly Que-Net Media TM (pre-media services) and the Eastern Canada Group which services eastern Canada and exports from Canadian facilities into the U.S.

The Que-Net MediaTM Group's revenues fell by 9% to $112 million in 2001, from $123 million in 2000. This business offers services to our main print media businesses, such as the Magazine & Catalog Group, and, therefore, has suffered from the fall in volumes experienced elsewhere in the platform.

The Eastern Canada Group's revenues fell by 4% to $240 million in 2001, from $249 million in 2000. The Eastern Canada Group services the French-speaking markets and follows the general economic climate. Editorial and advertising page counts have been depressed all year, with the reduction in volume increasing in the 4th quarter. This weakness in demand is significantly less than that in equivalent markets in the U.S.

EUROPE
The European Group's revenues were $891 million in 2001 compared to $890 million in 2000. The European market lagged behind the North American market, with volumes and prices showing significant declines from the end of June 2001. The French market was particularly hard hit, but all markets showed weakness from the middle of the year.

LATIN AMERICA
The Latin American Group's revenues increased by 44% to $161 million in 2001, from $112 million in 2000. The Latin American market showed none of the weakness portrayed in other parts of the world, and revenue continued to grow strongly. Major new contracts should ensure significant growth in 2002.

YEAR 2001 COMPARED TO YEAR 2000

Due to a soft world economy and the unprecedented economic fallout following September 11th, operating income before restructuring and other charges fell from $725 million in 2000 to $618 million in 2001, a 15% decrease. This fall in operating income was predominantly due to reduced volumes, particularly in the last 4 months of the year,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
Financial Condition
and Results of Operations (cont'd)


REVENUE BY PRODUCT GROUP ($ millions)


                            2000               2001

Book                       $  597             $  513

Magazine & Catalog         $2,005             $2,772

Retail                     $  959             $1,118

Directory                  $  427             $  466

Commercial & Direct        $  999             $  865

Europe                     $  890             $  891

Latin America              $  112             $  161

Other Revenues             $  532             $  534

FIGURE 3


when traditionally we generate approximately 40% of our operating income.

Revenue decreased from $6,521 million in 2000 to $6,320 million in 2001, a decrease of 3%. This decrease in revenue does not accurately reflect the overall volume decrease suffered in the year due to an increase in the proportion of paper purchased by us.

Paper is the principal raw material consumed in printing. While we often purchase paper to supply to our customers, many customers have traditionally chosen to supply their own paper. The percentage of paper purchased by us, therefore, is a key driver in determining the absolute level of revenue.

Operating margins declined to 9.8% in 2001 from a record level of 11.1% in 2000, which still represents industry-leading margins. Higher paper sales, increased ink prices, higher energy costs and lower recovery from recycled materials combined with reduced capacity utilization, were largely responsible for lower margins.

In addition to increases in our raw materials and energy costs, the sudden fall in demand experienced immediately after September 11th reduced volume significantly, this at a time when capacity utilization levels were expected to be at a maximum. In some market segments, the speed at which volumes dropped prevented a corresponding and equivalent reduction in manufacturing costs. This mismatch between volume and capacity utilization in the last 4 months of the year damaged the short-term profitability of the business.

During the 4th quarter, in response to the sudden shift in demand, post-September 11th, we announced that we would implement a restructuring plan to shut down underperforming business units, redeploy assets and reduce our workforce. These restructuring initiatives were undertaken to ensure that our cost base is realigned to a reduced level of recurring revenues and to better position ourselves for future economic recovery.

Depreciation and amortization was $338 million in 2001, compared to $345 million in 2000. This decrease was primarily due to the closure of facilities and the disposal of equipment following the successful integration of World Color. This integration process, which commenced after the acquisition, progressed through 2000 and was completed during the first half of 2001.

Selling, general and administrative expenses were $486 million compared to $459 million in 2000. In 2000, we sold our CD-ROM replication business and generated a gain of $13 million which was recorded as a reduction in selling, general and administrative expense. If this one-time item is excluded from the comparison, then the year-on-year increase in selling, general and administrative expenses was $14 million, mainly due to increased selling costs incurred in the year to help maintain volumes in a rapidly weakening economic climate.

Our domestic business performed well for the first 6 months of the year, in soft market conditions. This challenging market continued into the 3rd quarter of the year. Markets began to improve as the quarter progressed, which was demonstrated by an upturn in magazine advertising pages published (figure 2). This fragile recovery collapsed following the tragic events of September 11th, at a time when capacity utilization levels were expected to be at a maximum and costs were in place to effectively handle the expected seasonal volume.

                  $1.6 BILLION OF FREE CASH FLOW GENERATED
                  OVER THE LAST 3 YEARS.

Our European business, excluding France, performed well in difficult market conditions. In France, significant losses were incurred during the year in two manufacturing facilities. These manufacturing facilities suffered from low volume, inefficiency, quality problems and labor disruption. A detailed plan of improvement was implemented during the year, and the benefits of this plan are expected to be progressively realized during 2002.

In 2001, our European results, when translated into U.S. currency, have been adversely affected by the low value of the Euro relative to 2000.

Latin America performed well, with our new Recife facility becoming operational during the year. Operating income in the year, however, was affected by the normal and expected start-up costs being expensed to earnings as incurred. The benefits of the new facility should be realized during 2002 and beyond.

In 2001, our Latin American results, when translated into U.S. currency, have been adversely affected by the low value of local currencies relative to 2000.

Financial expenses were $209 million in 2001, compared to $231 million in 2000. The decrease was due to lower levels of debt, together with reduced interest rates.

Income taxes were $52 million in 2001. Before restructuring and other special charges, income taxes were $96 million or 23.4% compared to $138 million in 2000, with an effective rate of 27.8%. The decrease in income taxes is due to lower profitability, and an increase in profits generated in countries with a lower overall tax rate.

YEAR 2000 COMPARED TO YEAR 1999
In 2000, the world economy and, in particular, the North American economy, performed very strongly. We achieved record net income of $293 million, compared with $205 million in 1999, before restructuring and other charges. This increase represents 43% year-on-year growth.

Revenue increased by $1,568 million, or 32%, in 2000, from $4,953 million in 1999 to $6,521 million. This increase was mainly due to the acquisition of World Color Press in August 1999. Cost of sales grew by 30% to $4,992 million, which was broadly in line with the growth in revenue, and reflects the World Color acquisition.

Gross margins improved from 22.3% in 1999 to 23.5% in 2000. This improvement was due to efficiencies being realized from the integration of World Color and the ongoing capital investment programs.

Depreciation and amortization costs increased from $286 million to $345 million due to the acquisition of World Color. Selling, general and administrative expenses likewise increased due to the acquisition of World Color. The 2000 expense of $459 million benefited from a $13 million gain from the sale of our CD-ROM replication business.

Financial expenses increased from $122 million in 1999 to $231 million in 2000 due to the increased debt levels incurred as a result of the World Color acquisition. The effective rate of income taxes fell from 28.4% to 27.8% in 2000 due to a different mix of international tax rates when compared to that in 1999.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Despite a difficult year, our market-leading position in most of our diversified markets ensures that we enjoy strong and stable cash flows. In 2001, free cash flow from operations was $287 million, resulting in a total of $1.6 billion over the last 3 years. This cash flow was used to make selective business acquisitions, pay down debt, and increase returns to shareholders through increased common share dividends and repurchase of shares for cancellation.

CASH FLOW FROM OPERATING ACTIVITIES
Cash flow from operating activities was $577 million in 2001, compared to

                               FREE CASH FLOW
                                ($ millions)

                            1998            $  277
                            1999            $  677
                            2000            $1,425
                            1998            $1,587

                               3 Year Cumulative

                                         FIGURE 4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
Financial Condition
and Results of Operations (cont'd)


                          NORMAL COURSE ISSUER BIDS


SHARES REPURCHASED                   2000 PROGRAM      2001 PROGRAM     2000 AND 2001
                                                                           COMBINED
--------------------------------------------------------------------------------------
Number of Shares                       3,188,492         3,543,700         6,732,192

                         Cdn$             36.05            40.57             38.43
Average Price per Share  --------------------------------------------------------------
                         U.S.$            24.84            27.70             26.35
---------------------------------------------------------------------------------------
Total US$                            79,218,024         98,146,976       177,365,000
---------------------------------------------------------------------------------------
                                                                               FIGURE 5


$918 million in 2000. This reduction in the amount of funds generated from operations is attributable to the timing of income tax payments, cash costs of restructuring and lower overall profitability.

Working capital in 2001 was ($194) million, compared to ($67) million in 2000. Accounts receivable days outstanding have fallen in the year, despite the difficult economic conditions in 2001, when compared to 2000. We invested in trade payables and accrued liabilities for most of the year in order to maximize benefits from supply chain initiatives, resulting in a decrease from the 2000 level of $1,155 million to $1,024 million. During the year, $80 million of cash costs were incurred in implementing the various integration and restructuring initiatives.

During the year a new European securitization program for accounts receivable was initiated for $124 million.

FINANCING ACTIVITIES
During 2000 and 2001, we repurchased subordinate voting shares under our Normal Course Issuer Bid announced in April 2000 and April 2001. The chart above (figure 5) gives details of purchases made under both programs.

In February 2001, we issued in the Canadian capital markets a total of 8,000,000, 6.75%, Cumulative Redeemable First Preferred Shares, Series 4, at Cdn$25.00 ($16.27) per share, for aggregate proceeds of Cdn$200 million ($130 million). This financing initiative reinforced the capital structure for future growth.

In March 2001, in order to diversify funding sources, we issued Senior Notes for a principal amount of $250 million to a group of private U.S. investors. These mature on March 28, 2006 and bear interest at 7.2% annually.

In August 2001, we issued in the Canadian capital markets a total of 7,000,000, 6.90%, Cumulative Redeemable First Preferred Shares, Series 5, at Cdn$25.00 ($16.27) per share, for aggregate proceeds of Cdn$175 million ($114 million).

During 2001, we canceled the remaining balance of the $1.25 billion bank facility established at the time of the World Color merger.

In July 2000, we issued Senior Notes for a principal amount of $250 million comprised of two tranches. The first tranche of $175 million, bearing an interest rate of 8.42%, matures on July 15, 2010, while the second tranche of $75 million, bearing an interest rate of 8.52%, matures on July 15, 2012.

In September 2000, we issued Senior Notes for a principal amount of $121 million comprised of two tranches. The first tranche of $91 million bears interest at 8.54% and matures on September 15, 2015, while the second tranche of $30 million bears interest at 8.69% and matures on September 15, 2020.

Dividends paid to shareholders of Multiple Voting Shares and Subordinate Voting Shares totaled $0.46 per share, compared to $0.33 per share in 2000 and $0.28 per share in 1999, an increase of 39% over 2000 and 64% from 1999. We paid dividends of Cdn$1.25 per share on our First Preferred Shares, Series 2, in 2001, 2000 and 1999.

We paid dividends of Cdn$1.27 per share on our First Preferred Shares, Series 4, and Cdn$0.51 per share on our First Preferred Shares, Series 5.

CASH USED IN INVESTING ACTIVITIES
We invest in our business to improve efficiency, expand capacity, increase our geographic footprint and extend our product lines. During 2001, we invested $278 million on capital expenditure projects, compared to $242 million in 2000. Key expenditures included the following items:

o  NORTH AMERICA
   The installation of the world's largest web offset directory press, together with an expansion of our West Coast retail platform;

o  EUROPE
   The expansion of our Spanish business in Barcelona, allowing us to

                  A STRONG BALANCE SHEET,
                  DEBT-TO-CAPITALIZATION CONTINUES
                  TO IMPROVE.


                        TOTAL DEBT-TO-CAPITALIZATION
             ($ millions except debt-to-capitalization ratio)

                1999             55:45           2,846
                2000             47:53           2,212
                2001             46:54           2,132

Ratio Debt-to-Capitalization
Debt

                                                   FIGURE 6

   enter the European directory market and the establishment of a direct mail facility in the United Kingdom;

o  LATIN AMERICA

   The building and commissioning of our Recife facility in Brazil and the expansion of our newly acquired directory business in Mexico.

In February 2001, we acquired a controlling interest in the Spanish pre-media company Espacio y Punto. This acquisition gives us a European pre-media platform to develop along the lines of those employed in North America under Que-Net Media(TM).

In March 2001, we acquired the minority interests of our subsidiaries in Argentina, Peru, and increased our shareholding in our Colombian Subsidiary.

In March 2001, we acquired a controlling interest in the Brazilian printer Grafica Melhoramentos. The Sao Paulo-based company prints trade and text books, magazines, directories and catalogs.

In July 2001, we acquired Retail Printing Corporation. The
Massachussets-based printer, with its two plants in Taunton and Nashville (Tennessee), enhances our retail platform and allows us to provide printing services to retail and newspaper insert customers from coast to coast in the United States.

In August 2001, we acquired the manufacturing assets of Grupo Serla. This Mexican business is a primary printer of educational textbooks and a secondary printer of directories.

In September 2001, we entered into a binding agreement, pending regulatory approval, to purchase the printing, finishing and logistics assets of Hachette Filipacchi Medias in Europe. The assets include printing and bindery facilities in France and 50% ownership of Helio Charleroi in Belgium. We also secured a long-term contract to print Hachette publications in France.

In 2000, $44 million of net cash was generated from the proceeds of the sale of the operating assets of our North American CD-ROM replication business, $13 million from the disposal of our investment in MDC Communication Corporation and $24 million from disposal of buildings and other assets. In 2000, $13.5 million was invested in Nurun Inc, an affiliated company, in order to secure technology and achieve efficiencies in supply chain management.

FINANCIAL POSITION
We have succeeded in reducing debt levels during the year, and our debt-to-capitalization ratio currently stands at 46:54, from 47:53 in 2000 (figure 6). During 2000, our focus was on paying down debt. In 2001, this focus has been combined with repurchasing shares in order to increase shareholder's returns.

We believe that our liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future. Our total principal payments on long-term debt and convertible notes are $57 million in 2002 and $23 million in 2003.

RESTRUCTURING
In 2001, due to the unprecedented economic fallout following September 11th, we announced that we would restructure our business with the aim of removing the least efficient equipment, without materially affecting the overall capacity of our platform. The restructuring and other charges required to achieve this goal total $273 million. The restructuring plan involves the closure of facilities, together with the rationalization of numerous other plants. We currently expect that this restructuring will generate $45 million annualized earnings improvement. The restructuring and other charges comprise the following three basic components:

   o Cash costs relating to the severance of employees, real estate and other costs associated with exiting facilities;

   o Non-cash costs of $114 million associated with the impairment of assets that will no longer be used in the business on an ongoing basis;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
Financial Condition
and Results of Operations (cont'd)


   o Non-cash costs of $29 million associated with exiting investments and non-core businesses, together with cash costs of $15 million required in order to complete the World Color integration.

In 2000, we launched a restructured initiative of our European business and recorded a restructuring charge of $28 million; $3 million of this charge was not required and was reversed on the income statement in 2001. On the income statement in 2000, we also reversed $31 million of restructuring charges that were originally taken as part of the integration costs related to the World Color acquisition in 1999.

RISK MANAGEMENT
In the normal course of business, we are exposed to changes in interest rates and foreign exchange rates. We manage our interest rate exposure by having a balanced variety of debt maturities as well as a combination of fixed and floating rate obligations. In addition, we have entered into interest rate swap agreements to manage this exposure. Contracts outstanding at year end have a notional value of $993 million, of which $107 million is denominated in Cdn$ and $3 million is denominated in E. These contracts expire between March 2002 and January 2007.

We have also entered into foreign-exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities. Foreign-exchange forward contracts and cross-currency interest rate swap contracts outstanding at year end have a notional value of $336 million and $162 million respectively, and expire between January 2002 and December 2004.

While the counterpart of these agreements exposes us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the credit worthiness of the parties with whom we deal. We do not hold or issue any derivative financial instruments for speculative purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As of December 31, 2001, we had no significant concentrations of credit risk. We believe that the product and geographic diversity of our customer base is instrumental in reducing our credit risk, as well as having a positive impact on our local market or product-line demand. We have long-term contracts with most of our largest customers. These contracts generally include price-adjustment clauses based on the cost of paper, ink and labor. We do not believe that we are exposed to an unusual level of customer credit risk.

The primary raw materials used in our manufacturing process are paper and ink. We use our purchasing power as one of the major buyers in the printing industry to obtain among the best prices, terms, quality control and service. To maximize our purchasing power, we negotiate with a limited number of suppliers.

In 2001, we had 79 collective bargaining agreements in North America. Of this total, 26 agreements expired in 2001 and 8 are still under negotiation. In addition, 9 collective bargaining agreements, covering 2,130 employees, will expire in 2002. We have approximately 9,600 unionized employees in North America. Moreover, 60 of our plants in North America are non-unionized.

SEASONALITY
The operations of our business are seasonal, with approximately two-thirds of operating income historically recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

EURO CONVERSION
During 2001, our European operations, affected by the new Euro currency, have systematically upgraded or replaced their information systems to ensure a smooth transition to the single European currency. The transition process was satisfactorily completed in January 2002, without major problems arising.

ENVIRONMENTAL MATTERS
During 2001, we have continued to strengthen our approach to environmental management. Six facilities have been awarded ISO 14001 certification, an internationally recognized environmental award. With the knowledge gained from these pilot facilities, we have introduced a new environmental Intranet site in three languages. This approach has underlined our leadership on environmental issues within the print media industry.

Energy and pollution control is at the heart of our commitment to the environment, and this has been particularly important in a year where energy costs have risen sig-

                  THE RESTRUCTURING INITIATIVES POSITION
                  THE COMPANY FOR STRONG GROWTH WHEN
                  WORLD MARKETS RECOVER.


nificantly. We have accelerated our program of replacing existing recuperative thermal oxidizer equipment with newer, more efficient regenerative thermal oxidizer equipment. This equipment not only reduces emissions, but also significantly reduces energy consumption.

In Latin America, we are committed to ensuring that our facilities reach the same level of environmental performance as our North American and European sites. This commitment involves, among other things the installation of state-of-the-art technology to control air emissions.

RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES IN ACCOUNTING POLICIES Significant differences between generally accepted accounting principles
(GAAP) in Canada and the United States are presented in Note 21 to the Consolidated Financial Statements.

We generate more than 65% of our revenues and operating income from the United States. In our efforts to expand our investor base in the United States, we have made significant efforts in the last 2 years to follow new disclosure guidelines and to harmonize accounting pronouncements in both Canada and the United States.

In the 1st quarter of 2001, we adopted the new recommendations of the CICA regarding earnings per share. These new recommendations of CICA section 3500 harmonize the Canadian standards with the United States standards, Statement of Financial Accounting Standards (SFAS) No. 128. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. All earnings per share amounts disclosed for comparison have been restated. The impact of that change is presented in Note 2 to the Consolidated Financial Statements.

In March 2001, the CICA issued the Accounting Guideline (AcG) No. 12, Transfer of Receivable. The new recommendation applies to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. We adopted the new recommendation prospectively. The new recommendation harmonizes the Canadian standards with the United States standards, SFAS No. 140. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheets and the consolidated statements of income and shareholders' equity and cash flows as at December 31, 2001.

In the 3rd quarter of 2001, the CICA issued Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets, of the CICA handbook. These new recommendations harmonize the Canadian standards with the United States standards, SFAS No. 141 and No. 142 respectively. Under Section 1581, business combinations initiated after June 30, 2001 are accounted for as a purchase. For purchase business combinations that were consummated after June 30, 2001, goodwill and intangibles were recorded in accordance with Section 1581. In accordance with Section 3062, goodwill and intangible assets with indefinite useful lives are not amortized, but continue to be evaluated for impairment based on actual accounting standards. Other identified intangibles with estimated useful lives are amortized.

For purchase business combinations consummated on or before June 30, 2001, the accounting under Section 1580, Business Combinations, and under Section 3060, Capital Assets, has been applied. Such goodwill and separately identifiable intangibles are recorded and amortized until we adopt Section 3062, which must be applied by us for the fiscal year beginning on January 1, 2002. We are currently evaluating the impacts of adopting this pronouncement on the financial statements. Management currently believes there is no indication of impairment.

FORWARD-LOOKING STATEMENTS
Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

On behalf of Management,

/s/ Michael Young

MICHAEL YOUNG
Vice President, Corporate Controller

MANAGEMENT'S RESPONSIBILITY FOR
-------------------------------------------------------------------------------
FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries are the responsibility of management and are approved by the Board of Directors of Quebecor World Inc.

These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments.

Management of the Company and of its subsidiaries, in furtherance of the integrity and objectivity of data in the financial statements, have developed and maintain systems of internal accounting controls and support a program of internal audit. Management believes that the systems of internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company's annual consolidated financial statements and formulates the appropriate recommendations to the Board of Directors. The auditors appointed by the shareholders have full access to the Audit Committee, with and without management being present.

These financial statements have been examined by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.



(Signed) Jean Neveu      (Signed) Christian M. Paupe      (Signed) Michael Young
---------------------    ----------------------------     ----------------------
Jean Neveu               Christian M. Paupe               Michael Young
Chairman of the Board    Executive Vice President,        Vice President,
                         Chief Financial Officer and      Corporate Controller
                         Chief Administrative Officer



Montreal, Canada
January 25, 2002


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2001 and 2000 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.



KPMG LLP
Chartered Accountants


Montreal, Canada
January 25, 2002

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------

Years ended December 31
(in millions of US dollars, except per share amounts)

=============================================================================================================
                                                         Notes          2001           2000           1999
-------------------------------------------------------------------------------------------------------------
REVENUES                                                              $6,320.1       $6,521.1       $4,952.5

Operating expenses:
     Cost of sales                                                     4,878.9        4,991.7        3,846.1
     Selling, general and administrative                   7 (b)         485.6          459.5          347.9
     Depreciation and amortization                                       337.8          345.1          286.0
-------------------------------------------------------------------------------------------------------------
                                                                       5,702.3        5,796.3        4,480.0
-------------------------------------------------------------------------------------------------------------

OPERATING INCOME BEFORE RESTRUCTURING
   AND OTHER CHARGES                                                     617.8          724.8          472.5
-------------------------------------------------------------------------------------------------------------

Restructuring and other charges                            3             270.0           (2.7)         180.0
-------------------------------------------------------------------------------------------------------------

Operating income after restructuring
   and other charges                                                     347.8          727.5          292.5

Financial expenses                                         4             208.8          231.5          122.2
-------------------------------------------------------------------------------------------------------------

Income before income taxes                                               139.0          496.0          170.3

Income taxes                                               5              52.0          137.7           48.4
-------------------------------------------------------------------------------------------------------------

Income before minority interest                                           87.0          358.3          121.9

Minority interest                                                          3.2            2.4           12.7
-------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                                   83.8          355.9          109.2

Goodwill amortization, net of income taxes                                61.4           60.5           31.7
-------------------------------------------------------------------------------------------------------------

NET INCOME                                                            $   22.4       $  295.4       $   77.5

Net income available to holders of preferred shares                       21.9           10.1           10.1
-------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares                      $    0.5       $  285.3       $   67.4
=============================================================================================================

EARNINGS PER SHARE:                                        6
       Basic                                                          $      -       $   1.94       $   0.54
       Diluted                                                        $      -       $   1.91       $   0.54

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION:
       Basic                                                          $   0.44       $   2.35       $   0.79
       Diluted                                                        $   0.43       $   2.31       $   0.79
=============================================================================================================

Average number of equity shares outstanding                6
   (in millions):
       Basic                                                             142.2          147.0          125.4
       Diluted                                                           143.0          151.7          127.2
=============================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

Years ended December 31
(in millions of US dollars and thousands of shares)

=============================================================================
                 Equity Multiple  Equity Subordinate    First Preferred
                  Voting Shares     Voting Shares   Shares Series 2, 4 and 5
-----------------------------------------------------------------------------
                    Issued and       Issued and       Issued and
                   outstanding      outstanding      outstanding
              Notes     shares  Amount   shares  Amount   shares  Amount
-----------------------------------------------------------------------------
Balance,
  December 31,
  1998                  63,985  $158.2   51,805  $527.4   12,000  $212.5

Net income                   -       -        -       -        -       -
Translation
  adjustment     16          -       -        -       -        -       -

Conversion
  of Equity
  Multiple
  Voting
  Shares into
  Equity
  Subordinate
  Voting
  Shares                (1,000)   (6.0)   1,000     6.0        -       -
Issuance of
  treasury
  shares
  for cash       14          -       -    6,500   159.2        -       -
Shares issued
  in connection
  with the
  acquisition of
  World Color
  Press, Inc.    14          -       -   25,045   591.3        -       -
Shares issued
  from stock
  plans                      -       -      340     5.2        -       -
Share issue
  expenses
  (net of
  income taxes
  of $5.6)       14          -       -        -       -        -       -
Convertible
  senior
  subordinated
  notes          13          -       -        -       -        -       -
Dividends on
  equity
  shares
  ($0.28 per
  share)                     -       -        -       -        -       -
Dividends on
  preferred
  shares
  ($0.85
  (Cdn$1.25)
  per share)                 -       -        -       -        -       -
============================================================================
Balance,
  December 31,
  1999                  62,985  $152.2   84,690  $1,289.1  12,000  $212.5

Net income                   -       -        -       -        -       -
Translation
  adjustment     16          -       -        -       -        -       -

Conversion
  of Equity
  Multiple
  Voting
  Shares
  into Equity
  Subordinate
  Voting
  Shares                (5,599)  (33.6)   5,599    33.6        -       -
Shares
  repurchased    14          -       -   (1,752)  (26.1)       -       -
Shares issued
  in connection
  with the
  acquisition
  of World Color
  Press, Inc.    14          -       -        11    0.2        -       -
Shares issued
  from stock
  plans          15          -       -       205    3.3        -       -
Convertible
  notes
  repurchased    13          -       -         -      -        -       -
Dividends on
  equity shares
  ($0.33 per
  share)                     -       -         -      -        -       -
Dividends on
  preferred
  shares
  ($0.84
  (Cdn$1.25)
  per share)                 -       -         -      -        -       -
===========================================================================
Balance,
  December 31,
  2000                  57,386  $118.6    88,753 $1,300.1  12,000  $212.5

Net income                   -       -        -       -        -       -
Translation
  adjustment       16        -       -        -       -        -       -

Conversion
  of Equity
  Multiple
  Voting
  Shares
  into Equity
  Subordinate
  Voting Shares         (2,650)   (5.9)   2,650     5.9        -       -
Shares
  repurchased      14        -        -  (6,732)  (96.7)       -       -
Shares issued
  from stock plans 15        -        -     777    14.7        -       -
Issuance of First
  Preferred Shares
  Series 4         14        -        -       -       -    8,000   130.2
Issuance of First
  Preferred Shares
  Series 5         14        -        -       -       -    7,000   113.9
Share issue
  expenses
  (net of income
  taxes of $2.3)   14        -        -       -       -        -       -
Dividends on
  equity shares
  ($0.46 per share)          -        -       -       -        -       -
Dividends on
  preferred shares
  ($1.87
  (Cdn$3.03)
  per share)                 -        -       -       -        -       -
---------------------------------------------------------------------------
BALANCE,
  DECEMBER 31,
  2001                  54,736   $112.7  85,448  $1,224.0  27,000  $456.6
===========================================================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

Years ended December 31
(in millions of US dollars and thousands of shares)

===============================================================


---------------------------------------------------------------
   Total      Additional                                  Total
 capital       paid-in   Retained  Translation    Shareholders'
   stock       capital   earnings   adjustment           equity
---------------------------------------------------------------

   $898.1       $88.7     $628.6      $(51.9)      $1,563.5

        -           -       77.5           -           77.5

        -           -          -       (43.2)         (43.2)



        -           -          -           -              -


    159.2           -          -           -          159.2

    591.3           -          -           -          591.3

      5.2           -          -           -            5.2

        -           -      (10.5)          -          (10.5)

        -        20.8          -           -           20.8


        -           -      (35.2)          -          (35.2)

        -           -      (10.2)          -          (10.2)
============================================================

 $1,653.8      $109.5     $650.2      $(95.1)      $2,318.4

        -           -      295.4            -         295.4

        -           -          -        (37.1)        (37.1)

        -           -          -            -             -

    (26.1)          -      (16.0)           -         (42.1)

      0.2           -          -            -           0.2

      3.3           -          -            -           3.3

        -        (4.9)      (0.8)           -          (5.7)

        -           -      (48.5)           -         (48.5)

        -           -      (10.0)           -         (10.0)
============================================================

 $1,631.2      $104.6     $870.3      $(132.2)     $2,473.9

        -           -       22.4           -           22.4

        -           -          -       (14.3)         (14.3)

        -           -          -           -              -

    (96.7)         -      (80.7)          -         (177.4)

     14.7          -          -           -           14.7

    130.2          -          -           -          130.2

    113.9          -          -           -          113.9

        -          -       (4.5)          -           (4.5)

        -          -      (65.2)          -          (65.2)

        -          -      (20.5)          -          (20.5)
----------------------------------------------------------
 $1,793.3     $104.6     $721.8     $(146.5)      $2,473.2
==========================================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

Years ended December 31
(in millions of US dollars)

===================================================================================================================
                                                                 Notes           2001           2000           1999
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                               $  22.4        $ 295.4       $    77.5
     Non-cash items in net income:
         Depreciation of property, plant and equipment                          314.9          325.3           269.7
         Amortization of goodwill and deferred charges                           84.3           80.3            48.0
         Non-cash portion of restructuring and other
            charges                                               3             142.6           (7.0)          111.3
         Deferred income taxes                                    5             (42.8)          91.8            (8.7)
         Loss (gain) on sale of businesses and investments                         -           (12.6)            1.9
         Other                                                                   10.5           12.5             8.2

     Changes in non-cash balances related to operations:
         Trade receivables                                                      190.0          128.6           175.8
         Inventories                                                             77.2            8.8            34.2
         Trade payables and accrued liabilities                                (138.9)          18.6           (44.9)
         Other current assets and liabilities                                    20.3          (48.6)           33.0
         Other non-current assets and liabilities                              (104.0)          24.7             4.1
---------------------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                                    576.5          917.8           710.1

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                             (2.3)          (2.2)          (13.7)
     Net proceeds from issuance of  equity shares              14 & 15           14.7            2.9           153.9
     Repurchases of shares for cancellation                      14            (177.4)         (41.6)              -
     Net proceeds from issuance of preferred shares              14             239.6             -                -
     Issuance of long-term debt                                                 248.8          387.3         1,082.7
     Repayments of long-term debt and convertible notes                        (379.8)        (995.1)         (841.9)
     Dividends on equity shares                                                 (65.2)         (48.5)          (35.2)
     Dividends on preferred shares                                              (20.5)         (10.0)          (10.2)
     Dividends to minority shareholders                                          (1.5)            -             (0.8)
---------------------------------------------------------------------------------------------------------------------
     Cash (used) provided from financing activities                            (143.6)        (707.2)          334.8

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and
       cash equivalents                                           7            (138.9)          (5.3)         (923.2)
     Proceeds from disposal of non-core
       businesses and investments                                                  -            57.3            21.9
     Additions to property, plant and equipment                                (278.3)        (242.2)         (194.7)
     Investment in an affiliated company                                           -           (13.5)             -
     Net proceeds from disposal of other assets                                   9.5           24.4            25.5
     Other                                                                      (15.8)            -               -
---------------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                                         (423.5)        (179.3)       (1,070.5)

Effect of exchange rate changes on cash and cash equivalents                     23.4           17.8            28.9
---------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                        32.8           49.1             3.3

Cash and cash equivalents, beginning of year                                     52.7            3.6             0.3
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                        $  85.5        $  52.7       $     3.6
=====================================================================================================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------

December 31
(in millions of US dollars)


===========================================================================================
                                                      Notes          2001          2000
-------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash and cash equivalents                                   $   85.5       $   52.7
     Trade receivables                                 8            366.6          584.1
     Receivables from related parties                 19              1.9            3.0
     Inventories                                       9            377.1          461.4
     Deferred income taxes                             5             58.0           58.1
     Prepaid expenses                                                24.1           26.0
-------------------------------------------------------------------------------------------
Total current assets                                                913.2        1,185.3

Property, plant and equipment, net                    10          2,634.0        2,683.0

Goodwill, net of accumulated amortization
   of $210.4 and $144.1 respectively                              2,470.7        2,459.5

Other assets                                                        132.0          156.9

-------------------------------------------------------------------------------------------
Total  assets                                                    $6,149.9       $6,484.7
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                             $    0.1     $    3.1
     Trade payables                                                   462.9        632.6
     Accrued liabilities                                              561.2        522.9
     Income and other taxes payable                                    26.5          6.0
     Current portion of long-term debt
     and convertible notes                           11 & 13           57.0         87.2
-------------------------------------------------------------------------------------------
Total current liabilities                                           1,107.7      1,251.8

Long-term debt                                         11           1,961.9      2,015.6

Other liabilities                                      12             245.6        290.8

Deferred income taxes                                   5             234.0        326.1

Convertible notes                                      13             113.3        105.9

Minority interest                                                      14.2         20.6

Shareholders' equity:
     Capital stock                                     14           1,793.3      1,631.2
     Additional paid-in capital                                       104.6        104.6
     Retained earnings                                                721.8        870.3
     Translation adjustment                            16            (146.5)      (132.2)
-------------------------------------------------------------------------------------------
                                                                    2,473.2      2,473.9

-------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                         $6,149.9     $6,484.7
===========================================================================================


See Notes to Consolidated Financial Statements.


On behalf of the Board:



(Signed) Jean Neveu           Director
----------------------------



(Signed) Charles G. Cavell    Director
----------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999
(Tabular amounts are expressed in millions of US dollars, except for earnings per share and options amounts)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Quebecor World Inc. and all its subsidiaries (the "Company") and are prepared in conformity with Canadian generally accepted accounting principles. Significant differences between Canadian and the United States generally accepted accounting principles are described in Note 21.

     (b) CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

     (c) FOREIGN CURRENCY TRANSLATION

         Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for assets and liabilities and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in translation adjustment and are included in income only when a reduction in the investment in these foreign operations is realized.

         Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income, except for unrealized gains and losses arising from the translation of long-term monetary liabilities which are deferred and amortized over the remaining life of the related item.

     (d) USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

     (e) DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses various derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity pricing. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. These derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

     (f) INVENTORIES

         Raw materials and supplies are valued at the lower of cost, as determined, using the first in, first out method, or market being replacement cost. Work in process is valued at the lower of cost and net realizable value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (g) PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation and testing charges and interest incurred with respect to the property, plant and equipment until they are ready for commercial production.

         Depreciation is provided using the straight-line basis over the estimated useful lives as follows:


================================================================================
                                                                   Estimated
         Assets                                                 useful lives
--------------------------------------------------------------------------------

         Buildings and leasehold improvements                   15 to 40 years
         Machinery and equipment                                 3 to 18 years
================================================================================


     (h) GOODWILL

         Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses. Goodwill acquired on or before June 30, 2001 is amortized using the straight-line method over the expected period to be benefited which is 40 years. Goodwill, resulting from the purchase of business combinations that were consummated after June 30, 2001, is not amortized.

         The Company monitors its goodwill balances to determine whether any impairment of these assets has occurred. Where circumstances or events indicate a possible inability to recover the carrying amount of goodwill related to a business acquisition, the Company evaluates, on an undiscounted basis, the current and estimated cash flows of the underlying businesses which gave rise to the goodwill.

     (i) INCOME TAXES

         The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the estimated deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date. Deferred income tax assets are recognized and if realization is not considered "more likely than not," a valuation allowance is provided.

     (j) EMPLOYEE FUTURE BENEFITS

         i)   Pensions

               Pension costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service. Pension expense is charged to operations and includes:

               o The cost of pension benefits provided in exchange for employees' services rendered during the year;

               o The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

               o The amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

               o The interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          ii)  OTHER POSTRETIREMENT BENEFITS

               The Company accrues the cost of postretirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

     (k) STOCK OPTION PLANS

         The Company has compensation plans which are described in note 15 (b). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

     (l) TRADE RECEIVABLES

         Any gains or losses on the sale of trade receivables are calculated by comparing the carrying amount of the trade receivables sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs including loss on sale related to the sale of accounts receivable are recognized in earnings in the period incurred and included in financial expenses.

     (m) REVENUE RECOGNITION

         The Company provides a wide variety of print and print-related services and products to its customers, which usually require that the specifics be agreed upon prior to process. Sales are recognized by the Company either when the production process is completed or services are performed, or on the basis of production and service activity at the pro rata billing value of work completed.

     (n) ENVIRONMENTAL EXPENDITURES

         Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

     (o) RECLASSIFICATIONS

         Certain reclassifications have been made to prior years' amounts to conform with the basis of presentation adopted in the current year.

2.   ACCOUNTING CHANGES

     The Company has made the following changes in accounting policies.

     EARNINGS PER SHARE

     In 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") dealing with earnings per share. These new recommendations of CICA handbook Section 3500 harmonizes the Canadian standard with the United States standards. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. All earnings per share amounts disclosed for comparison have been restated. This restatement did not have a significant impact on the diluted earnings per share, both before and after goodwill amortization, for each period presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     TRANSFER OF RECEIVABLES

     In March 2001, the CICA issued the Accounting Guideline ("AcG") No. 12 Transfer of Receivables. The new recommendations apply to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. The Company adopted the new recommendations prospectively. The new recommendations of CICA handbook AcG-12 harmonize the Canadian standards with the United States standards. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheets and the consolidated statements of income and cash flows as at December 31, 2001.

     CHANGE IN MEASUREMENT DATE FOR PENSION AND OTHER POSTRETIREMENT BENEFITS

     In 2001, the Company elected to change the measurement date for pension plan and other postretirement benefits assets and liabilities from December 31st to September 30th, as permitted by Section 3461, Employee Future Benefits. This change had no significant effect on 2001 and prior years' pension expense.

     BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

     In August 2001, the CICA issued Section 1581, Business Combinations, and
     Section 3062, Goodwill and Other Intangible Assets, of the CICA Handbook. Under Section 1581, business combinations initiated after June 30, 2001 are accounted for as a purchase. Also, the Section specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. For purchase business combinations that were consummated after June 30, 2001, goodwill and intangibles were recorded in accordance with Section 1581. In accordance with Section 3062, goodwill and intangible assets with indefinite useful lives are not amortized but continue to be evaluated for impairment based on actual accounting standards; other identified intangibles with estimated useful lives are amortized.

     For purchase business combinations consummated on or before June 30, 2001, the accounting under Section 1580, Business Combinations, and under Section 3060, Capital Assets, have been applied. Such goodwill and separately identifiable intangibles are recorded and amortized until the Company adopts Section 3062, which must be applied by the Company for fiscal year beginning on January 1, 2002. The Company has not completed the determination of the impact of the new standards.


3.   RESTRUCTURING AND OTHER CHARGES

     2001 RESTRUCTURING INITIATIVES:

     In response to difficult market conditions, the Company has committed itself to new restructuring initiatives aimed at eliminating non-competitive assets and consolidating the platform into fewer facilities. These initiatives focus the Company's efforts on reducing operating expenses and maximizing capacity utilization in larger and more specialized facilities.

     Therefore, the Company has recorded restructuring and other charges of $273.2 million. The restructuring plan consists of $114.0 million relating primarily to property, plant and equipment impaired as a result of planned facilities closures, together with other associated closure costs, $115.5 million in workforce reduction costs resulting from planned closures and other headcount reductions and other restructuring charges, and $43.7 million of other related restructuring and exit costs.

     The other special charges of $43.7 million, include an additional charge of $13.1 million relating to an increase in costs associated with implementing the 1999 restructuring plan, to the costs of exiting unfavorable contracts, and the write down of investments to their expected realizable value.

     In 2001, the Company utilized $179.7 million of the restructuring and other charges which consisted of severance payments of $31.0 million for employees terminated during the year and other restructuring charges, $114.0 million for facility closings and $34.7 million for other special charges.

     The Company foresees the 2001 restructuring plan to be substantially completed by September 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1999 AND 2000 RESTRUCTURING INITIATIVES:

     In 1999, following the acquisition of World Color Press Inc. ("WCP"), the Company initiated a program to realign its worldwide manufacturing capacity, consolidate its administrative offices, and streamline the Company's overhead structure in order to reduce operating expenses. The restructuring plan, consisted of $99.8 million of property, plant and equipment impaired as a result of the decision to close several facilities; $63.3 million in workforce reduction costs arising from the facility closures and the consolidation of duplicated sales and administrative functions, and $16.9 million of other special charges.

     In 2000, as a result of changing market conditions, and particularly strong growth in North American volumes, the Company decided not to implement some planned facility closures, but concluded that other restructuring initiatives relating to Europe, and its digital strategy should be recorded. These initiatives consisted of $10.1 million of asset write-downs, utilized in 2000, and $17.9 million of severance costs, of which $3.4 million was utilized in 2000.

     Property, plant and equipment impaired in 1999 was $11.6 million, with $81.9 million impaired in 2000 and $16.4 million reversed. $9.3 million of other special charges were incurred in 1999, with the balance being utilized in 2000. Workforce reduction and other restructuring cash costs of $9.1 million were incurred in 1999, $41.5 million in 2000 with $12.3 million reversed and the balance being incurred in 2001.

     In 2001, the Company utilized $12.7 million of restructuring and other charges which consisted of severance payments of $10.4 million for employees terminated during the year, and $2.3 million for facility closings.

     These restructuring plans initiated in 1999 and 2000 have been substantially completed.

     The following table sets forth the Company's 2001 restructuring reserve and activity against the reserves carried forward from 2000, and the 2001 reserve:


========================================================================================================================
                                                    WRITE-DOWN      RESTRUCTURING     OTHER SPECIAL
                                                     OF ASSETS            CHARGES           CHARGES           TOTAL
------------------------------------------------------------------------------------------------------------------------
     Balance as at December 31, 2000                $       -          $    17.6         $       -       $    17.6

     New                                                 114.0             115.5               43.7          273.2

     Utilized in 2001         Cash                          -              (31.0)              (6.1)         (37.1)
                              Non-Cash                  (114.0)                -              (28.6)        (142.6)

     Reversal                 Cash                          -               (3.2)                -            (3.2)

     Foreign currency changes                               -               (0.4)                -            (0.4)
------------------------------------------------------------------------------------------------------------------------

     BALANCE AS AT DECEMBER 31, 2001                $       -          $    98.5         $      9.0      $   107.5
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   FINANCIAL EXPENSES

========================================================================================================================
                                                                            2001              2000             1999
-----------------------------------------------------------------------------------------------------------------------
     Interest on long-term debt and convertible notes                   $  173.2         $   189.5         $   122.8
     Interest on short-term debt                                             7.2               6.2               3.9
     Securitization fees                                                    28.9              33.2               3.6
     Amortization of deferred financing costs                                4.5               8.3               1.6
     Exchange gains                                                         (2.2)             (2.2)             (3.6)
------------------------------------------------------------------------------------------------------------------------
                                                                           211.6             235.0             128.3

     Interest capitalized to the cost of equipment                          (2.8)             (3.5)             (6.1)
------------------------------------------------------------------------------------------------------------------------
                                                                        $  208.8         $   231.5         $   122.2
========================================================================================================================

     Cash interest payments                                             $  199.7         $   228.1         $   110.4
========================================================================================================================


5.   INCOME TAXES

     The domestic and foreign components of income before income taxes are as follows:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Domestic                                                           $   10.4         $    39.2         $    33.3
     Foreign                                                               128.6             456.8             137.0
------------------------------------------------------------------------------------------------------------------------
                                                                        $  139.0         $   496.0         $   170.3
========================================================================================================================


     Total income tax expense was allocated as follows:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Income taxes                                                       $   52.0         $   137.7         $    48.4
     Goodwill amortization                                                  (5.2)             (3.7)             (0.8)
     Goodwill, for initial recognition of acquired
       tax benefits that previously were included
       in the valuation allowance                                              -                -               (0.3)
     Shareholders' equity:
       Share issue expenses                                                 (2.3)               -               (5.6)
       Dividends on preferred shares                                         2.1                -                 -
------------------------------------------------------------------------------------------------------------------------
                                                                        $   46.6         $   134.0         $    41.7
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Income tax expense (recovery) attributable to income consists of:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Current:
         Domestic                                                       $   50.8         $    10.8         $    11.4
         Foreign                                                            44.0              35.1              45.7
------------------------------------------------------------------------------------------------------------------------
                                                                            94.8              45.9              57.1

     Deferred:
         Domestic                                                           (7.1)              4.4               5.8
         Foreign                                                           (35.7)             87.4             (14.5)
------------------------------------------------------------------------------------------------------------------------
                                                                           (42.8)             91.8              (8.7)
------------------------------------------------------------------------------------------------------------------------
                                                                        $   52.0         $   137.7         $    48.4
========================================================================================================================


     The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company in the determination of net income:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Domestic statutory tax rate                                            40.4%             41.5%             42.2%
     Effect of foreign tax rate differences                                 (6.0)            (13.5)            (14.4)
------------------------------------------------------------------------------------------------------------------------
     International rates                                                    34.4              28.0              27.8

     Increase (reduction) resulting from:
         Change in valuation allowance                                      10.1              (0.5)             (0.5)
         Permanent differences                                             (15.6)             (2.8)             (1.9)
         Large corporation and American state taxes                          5.7               2.2               3.9
         Other                                                               2.8               0.9              (0.9)
------------------------------------------------------------------------------------------------------------------------
     Effective tax rate                                                     37.4%             27.8%             28.4%
------------------------------------------------------------------------------------------------------------------------

     Cash payments for income taxes                                     $  114.7         $    51.7         $    46.4
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The tax effects of significant items comprising the Company's net deferred tax liability are as follows:


========================================================================================================================
                                                                                              2001             2000
------------------------------------------------------------------------------------------------------------------------
     Deferred tax assets:
         Operating loss carryforwards                                                    $    60.7         $    54.2
         Tax credit carryforwards                                                             42.4              46.9
         Acquisition and restructuring reserves                                               53.9              49.4
         Pension and postretirement benefits                                                  68.8              60.5
         Accrued compensation                                                                 19.9              35.6
         Intangible assets                                                                     1.0               9.5
         Other                                                                                67.8              68.1
------------------------------------------------------------------------------------------------------------------------
     Gross deferred tax assets                                                               314.5             324.2

     Deferred tax liabilities:
         Property, plant and equipment                                                      (328.1)           (461.2)
         Capital leases                                                                      (28.9)            (15.7)
         Other                                                                               (86.2)            (80.4)
------------------------------------------------------------------------------------------------------------------------
     Gross deferred tax liabilities                                                         (443.2)           (557.3)
------------------------------------------------------------------------------------------------------------------------
     Deferred tax asset valuation allowance                                                  (47.3)            (34.9)
------------------------------------------------------------------------------------------------------------------------
     Net deferred tax liability                                                             (176.0)           (268.0)
     Less current portion deferred tax asset                                                  58.0              58.1
------------------------------------------------------------------------------------------------------------------------
     Deferred tax liability                                                              $  (234.0)        $  (326.1)
========================================================================================================================

     The 2001 and 2000 amounts above include a valuation allowance of $47.3 million and $34.9 million respectively, relating to loss carryforwards and other tax benefits available. The valuation allowance for deferred tax assets as of January 1, 2000 was $39.4 million. The net change in the total valuation allowance for the years ended December 31, 2001 and 2000 was explained by $14.1 million and $2.6 million respectively, allocated to income from operations.

     Subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2001 will be allocated as follows:

========================================================================================================================
     Income tax benefit that would be reported
       in the consolidated statement of income                                                           $ 26.1
     Goodwill                                                                                              21.2
------------------------------------------------------------------------------------------------------------------------
                                                                                                         $ 47.3
========================================================================================================================

     At December 31, 2001, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of $82.1 million, expiring from 2003 to 2011 and $97.4 million which can be carried forward indefinitely. The Company also has state net operating losses and tax credits of $140.0 million in the United States, which expire from 2002 to 2020, and federal alternative minimum tax credits of $43.3 million in the United States which can be carried forward indefinitely.

     The Company has not recognized a deferred tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time.

6.   EARNINGS PER SHARE

     Basic earnings per share are calculated by dividing net income available to holders of equity shares by the weighted daily average number of equity shares outstanding during the year. Net income available to holders of equity shares is computed by subtracting dividends on the preferred shares from net income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Diluted earnings per share are calculated by using the weighted average number of equity shares outstanding adjusted to include the potentially dilutive effect of convertible notes and stock options.

     The following table sets forth the computation of basic and diluted earnings per share:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Net income available to holders of equity shares                   $    0.5        $    285.3         $    67.4

     Income impact on assumed conversion
       of convertible notes, net of applicable income taxes                    -               4.5               1.0
------------------------------------------------------------------------------------------------------------------------
     Net income adjusted for dilution effect                            $    0.5        $    289.8         $    68.4
========================================================================================================================

     (In millions)
     Weighted average of equity shares outstanding                         142.2             147.0             125.4

     Effect of dilutive convertible notes and stock options                  0.8               4.7               1.8
------------------------------------------------------------------------------------------------------------------------

     Weighted average of diluted equity shares outstanding                 143.0             151.7             127.2
========================================================================================================================
     Basic earnings per share                                           $      -        $     1.94         $    0.54
     Diluted earnings per share                                         $      -        $     1.91         $    0.54
========================================================================================================================

     In 2001, diluted net income available to holders of equity shares does not include the effects of the convertible notes as the effect of their inclusion is anti-dilutive.

7.   BUSINESS ACQUISITIONS AND DISPOSALS

     (a)  ACQUISITIONS

          During the years ended December 31, 2001, 2000 and 1999, the Company acquired the following businesses, which have been accounted for by the purchase method, and earnings are included in the consolidated statements of income since the date of acquisition.

          2001

          In February 2001, the Company acquired a 70% controlling interest in Espacio Y Punto, in Spain, for a cash consideration of $8.2 million.

          In March 2001, the Company acquired a 75% controlling interest in Grafica Melhoramentos, in Brazil, for a cash consideration of $3.3 million.

          In March 2001, the Company also acquired minority interests in its Latin American operations for a cash consideration of $15.0 million, a convertible subordinated debenture of $6.0 million and a promissory note of $2.0 million.

          In July 2001, the Company acquired Retail Printing Corporation, in Massachusetts, United States, to expand its North American retail network for a cash consideration of $97.6 million. The allocation purchase price process was not completed as at December 31, 2001 and the amounts assigned to the assets and liabilities may be adjusted subsequently.

          In August 2001, the Company purchased manufacturing assets of Grupo Serla, in Mexico, for a cash consideration of $13.0 million.

          During the year, the Company also completed other business acquisitions complementary to its operations for a cash consideration of $1.8 million.

          Goodwill recognized in those transactions amounted to $98.7 million and was assigned to the North America, Europe and Latin America segments in the amounts of $85.7 million, $8.4 million and $4.6 million, respectively.

          2000

          During 2000, the Company completed the purchase price allocation and adjusted the assets and liabilities acquired of WCP by $78.6 million. The adjustment related to the impairment of assets resulted in a write-off of $52.1 million. Other costs included $21.3 million for plant shutdowns, $7.3 million related to workers' compensation which was based on underestimated claims, $21.2 million for contract termination and write-down of related assets and $23.3 million for other reserves recorded at acquisition. The tax impact on these adjustments was $46.6 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          2000 (CONT'D)

          During 2000, the Company paid an amount of $1.0 million for the adjustment in the purchase price of prior years' business acquisitions in the United States and in Peru. This amount was accounted for as an increase of goodwill. In addition, the Company acquired the remaining minority interest in Inter-Routage in France for an amount of $4.3 million.

          1999

          In 1999, the Company acquired WCP for a purchase price of $1.5 billion and the transaction took place as follows:

          On July 12, 1999, the Company, through an indirect wholly-owned subsidiary, Printing Acquisition Inc. ("Acquisition Inc.") entered into a merger agreement with WCP. On July 16, 1999, the Company, through Acquisition Inc., commenced a cash tender offer to acquire up to 23.5 million shares of WCP's common shares at a price of $35.69 per share. On August 20, 1999, the Company acquired, pursuant to the cash tender offer, 19.2 million or 50.4% of WCP's outstanding common shares for a consideration of $684.5 million.

          On October 8, 1999, Acquisition Inc. and WCP merged after approval thereof at a special meeting of WCP's shareholders. The remaining 49.6% of the outstanding common shares of WCP were converted into
          1.2685 Subordinate Voting Shares of the Company and $8.18 in cash per WCP share. In addition, each 6% convertible senior subordinated note due 2007 became convertible into the number of the Company's Subordinate Voting Shares and cash that would have been received if such note had been converted prior to October 8, 1999.

          The cash portion of the shares purchased totalling $853.4 million was financed through a drawdown on the $1.25 billion acquisition bank facility combined with drawdowns on the Company's existing revolving bank facility.

          In March 1999, the Company acquired Cayfo S.A., a company located in Spain, for a cash consideration of $43.3 million and a purchase price balance of $27.0 million.

          During the third quarter of 1999, the Company completed the acquisition of Oberndorfer Druckerei, in Austria, for a cash consideration of $13.1 million and a purchase price balance amounting to $33.5 million.

          In 1999, the Company completed several business acquisitions complementary to its operations in North America and Latin America, including the payment of contingent considerations totalling $13.4 million.

          Net assets acquired at fair value:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
         Assets acquired:
              Non-cash operating
                working capital                                        $     3.4        $       -         $    562.9
              Property, plant and equipment                                 73.8             (56.5)            929.4
              Goodwill                                                      98.7              71.2           1,943.6
              Other assets                                                   0.8              (8.3)             62.2
              Deferred income taxes                                            -              57.7              21.3
              Minority interest                                              7.2               2.3              10.1

         Liabilities assumed:
              Bank indebtedness                                              2.3                -                8.4
              Non-cash operating working
                capital deficiency                                             -              32.0             527.7
              Long-term debt                                                31.2                -            1,134.4
              Other liabilities                                              0.4              33.4             119.6
              Deferred income taxes                                          3.1                -                1.7
              Convertible notes                                                -              (4.3)            136.8
              Minority interest                                                -                -                5.0
------------------------------------------------------------------------------------------------------------------------
         Net assets acquired                                           $   146.9        $      5.3        $  1,595.9
========================================================================================================================
         Consideration:
              Cash                                                     $   138.9        $      5.3        $    923.2
              Issuance of convertible subordinated
                debenture and promissory note                                8.0                -                 -
              Purchase price balance                                           -                -               60.6
              Equity portion of convertible note                               -                -               20.8
              Subordinate Voting
                Shares issued                                                  -                -              591.3
------------------------------------------------------------------------------------------------------------------------
                                                                       $   146.9        $      5.3        $  1,595.9
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (b)  DISPOSALS

          2000

          In August 2000, the Company sold the operating assets of its North American CD-Rom replication business for a total consideration of $68.0 million. The sale price was comprised of $47.0 million of cash and $21.0 million in special warrants and promissory notes convertible into the buyer's, Q-Media Services Corporation, shares. The Company realized a gain amounting to $13.4 million which was recorded as a reduction of selling, general and administrative expenses.

         1999

         In October 1999, the Company sold the operating assets of its BA Banknote Division for a total cash consideration of $18.0 million. The Company realized a loss amounting to $1.9 million which is included in restructuring and other charges.

         In 1999, the Company sold its investment in Communications Quebecor inc. for a cash consideration of Cdn $5.1 million ($3.4 million).

8.   TRADE RECEIVABLES

     ASSET SECURITIZATION

     During 2001, the Company sold a portion of its Canadian trade receivables on a revolving basis under the terms of a Canadian securitization agreement dated March 1998 (the "Canadian Program"). The Canadian Program limit is Cdn $125.0 million ($78.6 million). As at December 31, 2001, the amount outstanding under the Canadian Program was Cdn $116.0 million ($72.9 million) (Cdn $108.0 million ($72.0 million) as at December 31, 2000).

     During 2001, the Company also sold a portion of its US trade receivables on a revolving basis under the terms of a US securitization agreement dated December 1999 (the "US Program"). The US Program limit is $510.0 million. As at December 31, 2001, the amount outstanding under the US Program was $500.0 million ($500.0 million as at December 31, 2000).

     In June 2001, the Company entered into an agreement to sell, on a revolving basis, a portion of its French and Spanish trade receivables (the "European Program"). The European Program limit is 153.0 million Euro ($135.1 million). As at December 31, 2001, the amount outstanding under the European Program was 140.4 million Euro ($124.1 million).

     The Company has retained the responsibility for servicing, administering and collecting trade receivables sold. No servicing asset or liability has been recorded, since the fees the Company receives for servicing the receivables approximate the related costs.

     Securitization fees vary based on commercial paper rates in Canada, the United States and Europe and, generally, provide a lower effective funding cost than available under the Company's bank facilities.

     Cash flows received from securitization amounted to $125.0 million in 2001 and $102.7 million in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   INVENTORIES


========================================================================================================================
                                                                                              2001             2000
------------------------------------------------------------------------------------------------------------------------
     Raw materials and supplies                                                          $   203.1         $   244.7
     Work in process                                                                         174.0             216.7
------------------------------------------------------------------------------------------------------------------------
                                                                                         $   377.1         $   461.4
========================================================================================================================


10.  PROPERTY, PLANT AND EQUIPMENT

------------------------------------------------------------------------------------------------------------------------
                                                                                      ACCUMULATED           NET BOOK
                                                                        COST         DEPRECIATION              VALUE
------------------------------------------------------------------------------------------------------------------------
     December 31, 2001
         Land                                                     $     81.3         $       -            $     81.3
         Buildings and leasehold improvements                          729.4              147.8                581.6
         Machinery and equipment                                     3,181.7            1,355.9              1,825.8
         Projects under development                                    145.3                 -                 145.3
------------------------------------------------------------------------------------------------------------------------
                                                                  $  4,137.7         $  1,503.7           $  2,634.0
========================================================================================================================

     December 31, 2000
         Land                                                     $     85.6         $       -            $     85.6
         Buildings and leasehold improvements                          746.5              123.0                623.5
         Machinery and equipment                                     2,976.6            1,139.3              1,837.3
         Projects under development                                    136.6                 -                 136.6
------------------------------------------------------------------------------------------------------------------------
                                                                  $  3,945.3         $  1,262.3           $  2,683.0
========================================================================================================================

     As at December 31, 2001, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $292.5 million ($269.5 million as at December 31, 2000) and $148.8 million ($130.5 million as at December 31, 2000) respectively, for the assets held under capital leases. Depreciation expenses of property, plant and equipment held under capital leases amounted to $17.5 million in 2001 ($16.0 million in 2000 and $18.4 million in 1999).

11.  LONG-TERM DEBT


========================================================================================================================
                                                                         Maturity             2001             2000
------------------------------------------------------------------------------------------------------------------------
     Revolving bank facility $1.0 B (a)                                 2005-2007       $    267.9        $    374.6
     Commercial paper (b)                                               2005-2007            147.0             215.0
     Acquisition bank facility (c)                                           2002               -              125.0
     Senior debentures 7.25% (d)                                             2007            150.0             150.0
     Senior debentures 6.50% (e)                                             2027            150.0             150.0
     Senior Notes 8.375% (f)                                                 2008            258.6             258.8
     Senior Notes 7.75% (g)                                                  2009            291.7             290.5
     Senior Notes 8.42% and 8.52% (h)                                  2010, 2012            250.0             250.0
     Senior Notes 8.54% and 8.69% (i)                                  2015, 2020            121.0             121.0
     Senior Notes 7.20% (j)                                                  2006            250.0                -
     Other debts and capital leases (k)                                 2002-2011            132.7             119.9
------------------------------------------------------------------------------------------------------------------------
                                                                                           2,018.9           2,054.8
     Less current portion                                                                     57.0              39.2
------------------------------------------------------------------------------------------------------------------------
                                                                                        $  1,961.9        $  2,015.6
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a) In April 2001, the Company extended for an additional year its existing revolving bank facility composed of three tranches. The first tranche of $250.0 million matures in 2005, the second tranche of $250.0 million matures in 2006, while the third tranche of $500.0 million matures in 2007. The Company paid fees for the unused portion of $0.9 million in 2001 ($1.0 million in 2000). The credit agreement contains certain restrictions, including the obligation to maintain certain financial ratios. The facility can be used for general corporate purposes and as liquidity back-up for the Company's commercial paper program.

     The revolving bank facility bears interest at variable rates based on LIBOR or Bankers' Acceptances rates. At December 31, 2001, the drawings under this facility are denominated in US dollars only and bear interest at rates ranging from 2.76% to 3.04%.

     (b) At December 31, 2001, Cdn $226.3 million ($142.3 million) (Cdn $307.3 million ($204.9 million) as at December 31, 2000) and $4.7 million ($10.1 million as at December 31, 2000) of notes are outstanding under the Commercial paper program bearing interest at rates ranging from 2.3% to 4.0% in Canadian dollars and 3.4% to 3.75% in dollars. In June 2001, the program limit was increased from $250.0 million to $350.0 million. At the same time, the Company obtained a new $100.0 million bank facility maturing in June 2002 to provide liquidity back-up for the additional amount. At December 31, 2001, the Commercial paper program was classified as long-term, since the Company has the ability and the intent to maintain such debt on a long-term basis and has long-term bank facilities available (see (a) above) to replace such debt, if necessary.

     (c) In 1999, the Company had negotiated and obtained two additional credit facilities for a total initial limit of $1,250.0 million to finance the acquisition of WCP. Those facilities consisted of a revolving credit facility of $450.0 million maturing in August 2002, also available for general corporate purposes, and a term loan of $800.0 million. At the request of the Company, a portion of $150.0 million of the term loan was cancelled in December 1999, while the remaining was reimbursed and cancelled during 2000. The revolving credit facility was cancelled in 2001. The Company paid fees for the unused portion of $0.2 million ($0.4 million in 2000).

     (d)  The senior debentures mature on January 15, 2007.

     (e) The senior debentures mature on August 1, 2027 and are redeemable at the option of the holder at their par value on August 1, 2004.

     (f) The Senior Notes mature on November 15, 2008 and are redeemable at the option of the Company at a decreasing premium between November 2003 and November 2006, and thereafter at par value until their final maturity. The notes were issued by WCP for an original aggregate principal of $300.0 million. They were subsequently revalued in order to reflect their fair value at the time WCP was acquired, based on the Company's borrowing rate for similar financial instruments. During 2000, the Company repurchased in the open market $42.4 million face value thereof. The aggregate principal amount of the notes, as at December 31, 2001, is $257.6 million ($257.6 million as at December 31, 2000). In August 2001, the Company obtained the consent from the noteholders to generally conform the restrictions on the Notes with the Company's other Senior Public Debentures. At the same time, the Notes which were Senior Subordinated Notes became Senior Notes.

     (g) The Senior Notes mature on February 15, 2009. The aggregate principal amount of the notes is $300.0 million and the notes are redeemable at the option of the Company at a decreasing premium between February 2004 and February 2007, and thereafter at par value until their final maturity. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. In August 2001, the Company obtained the consent from the noteholders to generally conform the restrictions on the Notes with the Company's other Senior Public Debentures. At the same time, the Notes which were Senior Subordinated Notes became Senior Notes.

     (h) In July 2000, the Company issued Senior Notes for a principal amount of $250.0 million comprised of two tranches. The first tranche of $175.0 million matures on July 15, 2010 while the second tranche of $75.0 million matures on July 15, 2012. These notes contain certain restrictions which are generally less restrictive than those on the revolving bank facility.

     (i) In September 2000, the Company issued Senior Notes for a principal amount of $121.0 million comprised of two tranches. The first tranche of $91.0 million matures on September 15, 2015 and the second tranche of $30.0 million matures on September 15, 2020. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

     (j) In March 2001, the Company issued Senior Notes for a principal amount of $250.0 million maturing in March 2006. A portion of $33.0 million of the Notes bears a floating interest rate, but has been swapped to fixed at the same rate as the coupon on the fixed rate portion. These Notes contain certain restrictions which are generally less restrictive than those on the revolving bank facility.

     (k) Other debts and capital leases are partially secured by assets. An amount of $38.6 million ($63.9 million as at December 31, 2000) is denominated in Euro currency, an amount of $18.8 million (nil as at December 31, 2000) is denominated in British pounds and an amount of $5.1 million ($7.0 million as at December 31, 2000) in Swedish krona. At December 31, 2001, these debts and capital leases bear interest at rates ranging from 0% to 10.5%.

     The Company was in compliance with all significant debt covenants at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Principal repayments on long-term debt are as follows:

========================================================================================================================
     2002                                                                                               $       57.0
     2003                                                                                                       22.5
     2004                                                                                                       17.3
     2005                                                                                                       10.5
     2006                                                                                                      257.1
     2007 and thereafter                                                                                     1,654.5
========================================================================================================================


12.  OTHER LIABILITIES

========================================================================================================================
                                                                                              2001              2000
------------------------------------------------------------------------------------------------------------------------
     Pension liability                                                                   $    72.7         $    78.5
     Postretirement benefits                                                                  65.6              67.4
     Reserve for unfavourable leases acquired                                                 42.3              52.8
     Workers' compensation accrual                                                            24.0              27.6
     Reserve for environmental matters                                                        16.8              17.7
------------------------------------------------------------------------------------------------------------------------
                                                                                             221.4             244.0

     Other                                                                                    24.2              46.8
------------------------------------------------------------------------------------------------------------------------
                                                                                         $   245.6         $   290.8
========================================================================================================================




========================================================================================================================
                                                                         Maturity             2001             2000
------------------------------------------------------------------------------------------------------------------------
     Convertible senior subordinated notes 6.00% (a)                         2007       $    107.3        $    105.9
     Convertible subordinated debentures 7.00% (b)                           2004              6.0                -
     Convertible debentures of a subsidiary (c)                              2001               -               48.0
------------------------------------------------------------------------------------------------------------------------
                                                                                             113.3             153.9
     Less current portion                                                                       -               48.0
------------------------------------------------------------------------------------------------------------------------
                                                                                        $    113.3        $    105.9
========================================================================================================================


     (a) The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The equity component of the notes, which corresponds to the option of the holder to convert the notes into equity shares of the Company, was valued at the date of acquisition and classified as additional paid-in capital. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2000 to the final maturity. Certain conditions apply to a redemption between October 2000 and October 2002. Pursuant to the terms of the convertible notes, the Company repurchased $7.6 million of the notes in 1999 following a tender offer at par for 100% of the face value of $151.8 million. The Company subsequently repurchased notes in the open market in 2000 for the principal amount of $24.7 million thereof. The aggregate principal amount of the notes, as at December 31, 2001, is $119.5 million ($119.5 million as at December 31, 2000). The number of equity shares to be issued upon conversion of the convertible notes would be 3,656,201.

     (b) In March 2001, a subsidiary of the Company issued convertible subordinated debentures maturing in May 2004. These debentures are convertible in subordinate voting shares of the Company at a conversion price of $25.00 per share. The debentures are not redeemable prior to maturity. The aggregate principal of the debentures, as at December 31, 2001, is $6.0 million. The number of equity shares to be issued upon conversion of the debentures would be 240,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (c) A French subsidiary of the Company reimbursed in December 2001 the convertible debentures which had been issued, at the time of its acquisition in 1995. The total amount of convertible debentures outstanding as at December 31, 2000 was FF 344.0 million ($48.0 million).

14.  CAPITAL STOCK

     (a)  AUTHORIZED CAPITAL STOCK

          Equity shares:

               Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one-to-one basis.

               Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

          Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue.

          The First Preferred Shares Series 2 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.25 per share per annum, payable quarterly from March 1, 1998 to November 30, 2002, if declared. Thereafter, the annual dividend will be a floating adjustable cumulative preferential cash dividend based on prime rate and payable on a monthly basis, if declared.

          These preferred shares are redeemable in whole but not in part, at the Company's option, on December 1, 2002 at Cdn $25.00 per share and, subsequent to December 1, 2002, at Cdn $25.50. After December 1, 2002, these preferred shares may be converted into Series 3 cumulative redeemable First Preferred Shares under certain conditions.

          The Series 3 cumulative redeemable First Preferred Shares will be entitled to a cumulative fixed dividend set by the Company for a five-year period determined before the first initial quarterly dividend which would begin on December 1, 2002. These shares also will have redemption and conversion characteristics similar to the First Preferred Shares Series 2.

          The First Preferred shares Series 4 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.6875 per share per annum, payable quarterly, if declared. On and after March 15, 2006, these preferred shares are redeemable at the option of the Company at Cdn $25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after June 15, 2006, these preferred shares may be convertible at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

          The First Preferred shares Series 5 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.7250 per share per annum, payable quarterly, if declared. On and after December 1, 2007, these preferred shares are redeemable at the option of the Company at Cdn $25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after March 1, 2008, these preferred shares may be convertible at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

          Each series of Preferred Shares ranks on a parity with every other series of Preferred Shares.

     (b)  ISSUED AND OUTSTANDING SUBORDINATE VOTING SHARES

          In 1999, the Company issued 6,500,000 Subordinate Voting Shares for a cash consideration of Cdn $234.0 million ($159.2 million) before share issue expenses of Cdn $9.9 million ($6.7 million) recorded as a reduction of retained earnings.

          Pursuant to the acquisition of WCP (note 7), the Company issued 10,927 Subordinate Voting Shares in 2000 in addition to the 25,045,200 issued in 1999 for a value determined at $23.61 per share based on an average market price before and after the date of the transaction. There were no share issue expenses in 2000 ($9.4 million in 1999) recorded as a reduction of retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (c)  ISSUED AND OUTSTANDING FIRST PREFERRED SHARES

          In February 2001, the Company issued 8,000,000 First Preferred Shares Series 4 for a cash consideration of Cdn $200.0 million ($130.2 million) before share issue expenses of Cdn $4.8 million ($3.1 million) recorded as a reduction of retained earnings.

          In August 2001, the Company issued 7,000,000 First Preferred Shares Series 5 for a cash consideration of Cdn $175.0 million ($113.9 million) before share issue expenses of Cdn $5.7 million ($3.7 million) recorded as a reduction of retained earnings.

     (d) SHARE REPURCHASE PROGRAM

          In 2000, the Company initiated a normal course issuer bid for a maximum of 8,000,000 Subordinate Voting Shares over the period from April 6, 2000 to April 5, 2001. During 2001, under this normal course issuer bid program, the Company had repurchased for cancellation 3,188,492 Subordinate Voting Shares for a net cash consideration of Cdn $114.9 million ($79.2 million). As at December 31, 2000, the Company had repurchased for cancellation 1,751,508 Subordinate Voting Shares for a net cash consideration of Cdn $59.2 million ($41.6 million).

          In 2001, the Company initiated another normal course issuer bid for a maximum of 8,800,000 Subordinate Voting Shares over the period from April 6, 2001 to April 5, 2002. As at December 31, 2001, the Company had repurchased for cancellation 3,543,700 Subordinate Voting Shares for a net cash consideration of Cdn $143.8 million ($98.2 million). As at December 31, 2001, the Company had committed to repurchase a total of 148,500 shares in January 2002 at settlement prices averaging Cdn $35.25 ($23.94) per share.


15.  STOCK PLANS

     (a)  EMPLOYEE SHARE PLANS

          In 2000, the Company adopted an Employee Stock Purchase Plan ("Plan") in the United States effective January 1, 2001. The number of shares that may be issued and sold under the Plan is limited to 2,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The purpose of the Plan is to give eligible employees in the United States the opportunity to acquire shares of the Company's capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees' behalf, a further amount equal to 17.5% of the total amount invested by the employee. At December 31, 2001, 6,372 employees were participating in the plan. The total number of plan shares issued on behalf of employees, including the Company's contribution, was 270,843 in 2001, which represents compensation expenses amounting to $1.0 million in 2001.

          Effective September 1, 1998, an Employee Share Investment Plan ("ESIP") was implemented giving eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company's capital stock and to have the Company invest, on the employee's behalf, a further 20% of the amount invested by the employee. At December 31, 2001, 2,072 employees (2,038 at December 31, 2000) were participating in the plan. The total number of ESIP shares issued on behalf of employees, including the Company's contribution, was 120,494 in 2001, 121,975 in 2000 and 87,270 in 1999,
          which represents compensation expenses amounting to $0.4 million in 2001 and $0.3 million in 2000 and $0.1 million in 1999.

     (b)  STOCK OPTION PLANS

          Under stock option plans, a total of 8,125,992 Subordinate Voting Shares have been reserved for plan participants. As of December 31, 2001, the number of Subordinate Voting Shares related to the stock options outstanding is 4,563,330. The subscription price is equal to the share market price at the date the options were granted. The options may be exercised during a period not exceeding ten years from the date they have been granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (b)  STOCK OPTION PLANS (CONT'D)

          The number of stock options outstanding fluctuated as follows:

========================================================================================================================
                                                                        2001                           2000
------------------------------------------------------------------------------------------------------------------------
                                                                             Weighted                       Weighted
                                                                              average                        average
                                                                             exercise                       exercise
                                                                  Options       price            Options       price
------------------------------------------------------------------------------------------------------------------------
         Balance, beginning of year                             4,297,478   $   19.73          4,127,254   $  19.82
         Issued                                                   651,276       22.01            252,495      20.68
         Exercised                                               (385,424)      12.91            (82,271)      7.77
------------------------------------------------------------------------------------------------------------------------
         Balance, end of year                                   4,563,330   $   20.07          4,297,478   $  19.73
------------------------------------------------------------------------------------------------------------------------
         Options exercisable, end of year                       2,444,969   $   19.05          1,897,680   $  17.83
========================================================================================================================

          The following table summarizes information about stock options outstanding at December 31, 2001:


========================================================================================================================
                                                    Options outstanding                     Options exercisable
------------------------------------------------------------------------------------------------------------------------
                                                           Weighted
                                                            average
                                                          remaining         Weighted                        Weighted
                                             Number     contractual          average         Number          average
         Range of exercise prices       outstanding  life (in years)   exercise price    exercisable   exercise price
------------------------------------------------------------------------------------------------------------------------
         $ 9 - $ 12                         170,084            2.6       $     10.44        170,084      $    10.44
         $ 12 - $ 15                        247,509            5.3             14.13        177,184           14.04
         $ 15 - $ 18                        784,784            6.0             16.77        637,095           16.74
         $ 18 - $ 21                        739,922            7.2             20.19        421,645           20.29
         $ 21 - $ 24                      2,621,031            8.0             22.21      1,038,961           22.23
------------------------------------------------------------------------------------------------------------------------
                                          4,563,330            7.2       $     20.07      2,444,969      $    19.05
========================================================================================================================


16.  TRANSLATION ADJUSTMENT

     The change in the translation adjustment included in shareholders' equity is the result of the fluctuation of the exchange rates on translation of net assets of self-sustaining foreign operations not denominated in US dollars.

17.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     (a)  FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying values of cash and cash equivalents, trade receivables, bank indebtedness, trade payables and accrued liabilities approximate their fair values because of the short-term nature of these items.

          The following table summarizes the book value and fair value at December 31, 2001 and 2000 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a)  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

========================================================================================================================
                                                                      2001                            2000
                                                            BOOK VALUE    FAIR VALUE       Book Value     Fair Value
------------------------------------------------------------------------------------------------------------------------
         Financial liabilities
              Long-term debt(1)                            $ (2,018.9)   $  (2,073.9)     $  (2,054.8)   $  (2,056.4)
              Convertible notes(1)                             (113.3)        (119.5)          (153.9)        (159.1)

         Derivative financial instruments
              Interest rate swap agreements                       -            (11.7)             -             (0.1)
              Foreign exchange forward contracts                  -            (17.5)             -            (10.7)
              Cross currency interest rate swaps                  -              3.0              -              1.3
              Commodity swaps                                     -             (1.7)             -               -
              Equity forwards                                     -               -               -              1.3
========================================================================================================================

         (1)  Including current portion

     (b)  FOREIGN EXCHANGE RISK MANAGEMENT

          The Company enters into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage its foreign exchange exposure on certain liabilities. The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:

          Foreign exchange forward contracts

========================================================================================================================
                                                                   2001                                2000
------------------------------------------------------------------------------------------------------------------------
         Currencies                                     Notional         Average            Notional         Average
         (sold / bought)                              amounts(1)            rate           amounts(1)           rate
------------------------------------------------------------------------------------------------------------------------
         $ / Cdn $
              Less than 1 year                        $    124.1         0.6981           $    122.6         0.6898
              Between 1 and 3 years                        115.6         0.6526                161.3         0.7008

         Euro / $
              Less than 1 year                              23.3         0.9155                 14.0         1.0633
              Between 1 and 3 years                           -              -                   2.1         0.9033

         SEK / $
              Less than 1 year                              19.6        10.5615                 16.2         9.6400

         GBP / Euro
              Less than 1 year                              13.3         0.6238                 40.8         0.6074
              Between 1 and 3 years                           -              -                   2.2         0.6222

         Other
              Less than 1 year                              39.8             -                  27.0              -
              Between 1 and 3 years                           -              -                   0.4              -
------------------------------------------------------------------------------------------------------------------------
                                                      $    335.7                          $    386.6
========================================================================================================================

       (1) Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2001 and 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Cross-currency interest rate swaps

========================================================================================================================
                                                                   2001                                2000
------------------------------------------------------------------------------------------------------------------------
         Currencies                                     Notional         Average            Notional         Average
         (sold / bought)                               amounts(2)           rate           amounts(2)           rate
------------------------------------------------------------------------------------------------------------------------
         Euro / $
              Less than 1 year                        $     51.1         1.1151           $     88.6         1.0551
              Between 1 and 3 years                         81.7         1.1144                 25.5         1.1355

         SEK / $
              Less than 1 year                              15.2         9.8450                 18.4         8.1650
              Between 1 and 2 years                         14.2        10.5600                 15.2         9.8450
------------------------------------------------------------------------------------------------------------------------
                                                      $    162.2                          $    147.7
========================================================================================================================


       (2) Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2001 and 2000.

     (c) INTEREST RATE RISK MANAGEMENT

          The Company has entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts.

         The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:



========================================================================================================================
         MATURITY                     NOTIONAL                                      FIXED              FLOATING
                                       AMOUNT             PAY/RECEIVE                RATE                  RATE
------------------------------------------------------------------------------------------------------------------------
         $
         Less than 1 year               $350.0        Company pay fixed/        1.96 - 3.03%         Libor 1 month
                                                       receive floating

         Between 1 and 5 years          $283.0        Company pay fixed/        5.20 - 7.20%        Libor 3 months
                                                       receive floating                             plus 0% - 1.36%

         Between 4 and 6 years          $250.0       Company pay floating/      7.20 - 7.25%        Libor 3 months
                                                        receive fixed                             plus 2.15% - 2.18%

         CDN $
         Less than 1 year            Cdn$170.0        Company pay fixed/        4.33 - 4.48%      Banker's acceptance
                                                       receive floating                                 1 month
         Euro
         Between 1 and 2 years        Euro 3.4        Company pay fixed/            5.75%          Euribor 3 months
                                                       receive floating
========================================================================================================================

     (d)  COMMODITY RISK

          The Company has entered into a commodity swap to manage a portion of its Canadian natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating Canadian natural gas price index on a notional quantity of 1,293,000 gigajoules in total for 2002 and 2003.

     (e)  CREDIT RISK

          The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

          When the Company enters into derivative financial instruments, the counterparties are international and Canadian banks having a minimum credit rating of A- by Standard & Poor's or of A3 by Moody's and are subject to concentration limits. The Company does not foresee any failure by the counterparties in meeting their obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (e)  CREDIT RISK (CONT'D)

          The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2001, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

          The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts usually include price adjustment clauses based on the cost of paper, ink and labor. The Company does not believe that it is exposed to an unusual level of customer credit risk.


18.  COMMITMENTS AND CONTINGENCIES

     (a)  LEASES

          The Company rents premises and equipment under operating leases which expire at various dates up to 2014 and for which minimum lease payments total $432.2 million.

          Annual minimum payments under these leases are as follows:

============================================================================
         2002                                                 $      83.6
         2003                                                        76.7
         2004                                                        61.6
         2005                                                        64.5
         2006                                                        46.2
         2007 and thereafter                                         99.6
============================================================================

          Rental expenses for operating leases were $83.0 million, $ 102.8 million and $ 64.0 million for the years 2001, 2000 and 1999.

     (b)  EQUIPMENT

          As at December 31, 2001, the Company had commitments to purchase equipment for a total value of approximately $17.7 million.

     (c)  ENVIRONMENT

          The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

     (d)  BUSINESS ACQUISITIONS

          On September 27, 2001, the Company signed a binding agreement pending regulatory approval to purchase the European printing assets of Hachette Filipacchi Medias. The transaction should amount to approximately $60 million in cash and assumption of debt.

19.  RELATED PARTY TRANSACTIONS

     The Company entered into the following transactions, at prices and conditions prevailing on the market, with related parties and were accounted for the amount of cash consideration:

========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Revenues                                                           $   32.0         $    19.0         $    17.3
     Purchases                                                              15.7              13.5              24.4
     Interest income                                                           -                -               (0.1)
     Management fees charged by Quebecor Inc.                                3.8               3.6               8.5
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For the year ended December 31, 1999, fees charged by Quebecor Inc. included an amount of $6.5 million in connection with the acquisition of WCP and the related issuance of equity as well as management fees charged in the normal course of business.

20.  PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years.

     The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during employees' active service period.

     The following table is based on a September 30th measurement date in 2001 and a December 31st measurement date in 2000. The table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2001 and December 31, 2000 and a statement of the funded status as at December 31, 2001 and December 31, 2000:

========================================================================================================================
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
------------------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
------------------------------------------------------------------------------------------------------------------------
     CHANGE IN BENEFIT OBLIGATION
       Benefit obligation, beginning of year                    $   624.4     $   573.1      $   70.5      $    66.3
       Change in measurement date                                   (26.4)           -            1.1             -
       Service cost                                                  25.0          21.2           0.8            0.7
       Interest cost                                                 48.5          45.3           5.4            5.3
       Plan participants' contributions                               4.0           3.3           2.0            0.5
       Plan amendments                                                5.3           0.5          (1.1)            -
       Curtailment loss (gain)                                        0.9           0.3          (2.4)          (0.7)
       Settlement loss                                                 -            0.3            -              -
       Actuarial loss                                                77.7          25.5           8.5            3.7
       Change in assumptions                                          3.9           8.6           0.2            0.8
       Benefits paid                                                (40.8)        (50.4)         (7.8)          (6.0)
       Settlement paid                                                 -           (0.4)           -              -
       Foreign currency changes                                       9.0          (2.9)         (0.2)          (0.1)
------------------------------------------------------------------------------------------------------------------------
       Benefit obligation, end of year                          $   731.5     $   624.4      $   77.0      $    70.5
========================================================================================================================

     CHANGE IN PLAN ASSETS
       Fair value of plan assets, beginning of year             $   566.0     $   553.1      $     -       $      -
       Change in measurement date                                    47.7            -             -              -
       Actual return on plan assets                                (123.6)         44.7            -              -
       Employer contributions                                        17.3          18.6           5.8            5.5
       Plan participants' contributions                               4.0           3.3           2.0            0.5
       Settlement loss                                                 -             -             -              -
       Settlement paid                                                 -           (0.4)           -              -
       Benefits paid                                                (40.8)        (50.4)         (7.8)          (6.0)
       Foreign currency changes                                      11.3          (2.9)           -              -
------------------------------------------------------------------------------------------------------------------------
       Fair value of plan assets, end of year                   $   481.9     $   566.0      $     -       $      -
========================================================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

========================================================================================================================
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
------------------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
------------------------------------------------------------------------------------------------------------------------
     RECONCILIATION OF FUNDED STATUS
       Funded status                                            $  (249.6)    $   (58.4)     $  (77.0)     $   (70.5)
       Unrecognized net transition asset                             (5.4)         (4.2)           -              -
       Unrecognized prior service cost                                7.0           2.6          (0.6)            -
       Unrecognized actuarial loss                                  194.0           4.7           7.7            1.3
       Adjustment for fourth quarter contributions                    4.2            -            1.4             -
       Valuation allowance                                           (0.1)         (1.1)           -              -
------------------------------------------------------------------------------------------------------------------------
       Net amount recognized                                    $   (49.9)    $   (56.4)     $  (68.5)     $   (69.2)
========================================================================================================================

     Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:


========================================================================================================================
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
------------------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
------------------------------------------------------------------------------------------------------------------------

     Benefit obligation                                         $  (719.1)    $  (446.9)     $  (77.0)     $   (70.5)
     Fair value of plan assets                                      467.6         342.3           -               -
------------------------------------------------------------------------------------------------------------------------
     Funded status - plan deficit                               $  (251.5)    $  (104.6)     $  (77.0)     $   (70.5)
========================================================================================================================

     The following table provides the amounts recognized in the consolidated balance sheets:


========================================================================================================================
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
------------------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
------------------------------------------------------------------------------------------------------------------------
     Accrued benefit liability                                  $   (74.2)    $   (86.3)     $  (68.5)     $   (69.2)
     Prepaid benefit costs                                           24.3          29.9            -              -
------------------------------------------------------------------------------------------------------------------------
     Net amount recognized                                      $   (49.9)    $   (56.4)     $  (68.5)     $   (69.2)
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table provides the components of net periodic benefit cost:


========================================================================================================================
                                                              Pension                         Postretirement
                                                             Benefits                            Benefits
------------------------------------------------------------------------------------------------------------------------
                                                   2001        2000        1999        2001        2000        1999
------------------------------------------------------------------------------------------------------------------------
     Service cost                               $  25.0     $  21.2     $  19.9     $   0.8     $   0.7     $    0.7
     Interest cost                                 48.5        45.3        32.6         5.4         5.3          3.3
     Expected return on plan assets               (58.1)      (53.8)      (34.7)         -            -           -
     Amortization of transitional assets           (0.6)       (0.5)       (0.3)         -            -           -
     Amortization of prior service cost             0.3         0.3         0.2        (0.4)          -           -
     Amortization of actuarial (gain) loss         (0.9)       (1.8)        0.4          -            -          0.1
     Curtailment loss (gain)                        0.9          -          1.6        (0.4)       (0.5)          -
     Valuation allowance                           (0.9)       (3.0)        4.1          -            -           -
------------------------------------------------------------------------------------------------------------------------
     Net periodic cost                          $  14.2     $   7.7     $  23.8     $   5.4     $   5.5     $    4.1
========================================================================================================================


     The weighted average assumptions used in the measurement of the Company's benefit obligation are as follows:

========================================================================================================================
                                                              Pension                         Postretirement
                                                             Benefits                            Benefits
------------------------------------------------------------------------------------------------------------------------
                                                   2001        2000         1999        2001        2000        1999
------------------------------------------------------------------------------------------------------------------------
     Discount rate                                 7.0%        7.7%        7.9%         7.2%        7.7%        7.9%
     Expected return on plan assets                9.7%        9.7%        9.2%           -           -           -
     Rate of compensation increase                 3.4%        3.7%        4.4%           -           -           -
========================================================================================================================


     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.8% at the end of 2001 and the same as 2000 and is expected to decrease gradually to 5.0% in 2008 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:


========================================================================================================================
                                                                                    POSTRETIREMENT BENEFITS
------------------------------------------------------------------------------------------------------------------------
     Sensitivity analysis                                                         1% increase           1% decrease
------------------------------------------------------------------------------------------------------------------------
     Effect on service and interest costs                                           $  0.6                $ (0.5)
     Effect on benefit obligation                                                      5.8                  (5.2)
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated statements.

     (a)  RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE

          The application of GAAP in the United States would have the following effects on net income as reported:


========================================================================================================================
                                                                                  2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------

         NET INCOME, AS REPORTED IN THE CONSOLIDATED
            STATEMENTS OF INCOME PER GAAP IN CANADA                           $   22.4       $ 295.4       $  77.5

         Adjustments, net of applicable income taxes
              Employee stock purchase plan in the
                United States (a) (i)                                              0.6            -              -
              Stock option plans (a) (i)                                          (0.9)           -              -
              Repurchase of convertible senior
                subordinated notes (a) (ii)                                         -           (0.8)            -
              Business process reegineering costs (a) (iii)                         -             -            1.0
-----------------------------------------------------------------------------------------------------------------------
                                                                                  (0.3)         (0.8)          1.0
-----------------------------------------------------------------------------------------------------------------------
         NET INCOME, AS ADJUSTED PER GAAP IN THE UNITED STATES                    22.1       $ 294.6       $  78.5

         Net income available to holders of preferred shares                     (21.9)        (10.1)        (10.1)
-----------------------------------------------------------------------------------------------------------------------
         Net income per GAAP in the United States available
            to holders of equity shares                                            0.2         284.5          68.4
         Income impact on assumed conversion of convertible
            notes, net of applicable income taxes                                   -            4.5           1.0
-----------------------------------------------------------------------------------------------------------------------
         Net income per GAAP in the United States adjusted for
            dilution effect                                                   $    0.2       $ 289.0       $  69.4
========================================================================================================================
         Average number of equity shares outstanding (in millions):
           Basic                                                                 142.2         147.0         125.4
           Diluted                                                               143.0         151.7         127.2
========================================================================================================================
         Earnings per shares as adjusted per GAAP in the
           United States
           Basic                                                              $     -        $  1.93       $  0.55
           Diluted                                                            $     -        $  1.90       $  0.55
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

     (a) RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE (CONT'D)

          (i)  STOCK-BASED COMPENSATION

               Under GAAP in the United States, in accordance with the provisions of SFAS No. 123, "Accounting for stock-based compensation", the Company applies Accounting Principles Board Opinion No. 25, "Accounting for stock issued to employees" (APB
               25) and related interpretations in accounting for its employee share plans and stock options plans.

                    EMPLOYEE STOCK PURCHASE PLAN IN THE UNITED STATES:

                    Under the provisions of APB 25, the Employee Share Plans are accounted for as non-compensatory. There are no similar requirements under GAAP in Canada and the Company's contribution is accounted for as compensation expenses.

                    STOCK OPTION PLANS:

                    The Company awarded a special performance grant to certain executives. Under the provisions of APB 25, those grants are accounted for as compensatory. There are no similar requirements under GAAP in Canada.

          (ii) REPURCHASE OF CONVERTIBLE SENIOR SUBORDINATED NOTES

               Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders' equity as additional paid-in capital. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not required and the gain (loss) is recorded through income in the period of extinguishment.

          (iii) BUSINESS PROCESS REENGINEERING COSTS

               Under GAAP in Canada, certain costs incurred in connection with a consulting contract or an internal project that combines business process reengineering and information technology transformation have been deferred in the consolidated balance sheets under the items "Other assets" or " Property, plant and equipment" and amortized over periods varying from three to five years. Under GAAP in the United States effective in 1997, these costs should be expensed as incurred.

          (iv) PRESENTATION OF RESTRUCTURING AND OTHER CHARGES

               United States GAAP requires that restructuring and other charges be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these restructuring and other charges. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before restructuring and other charges referred to above.

          (v)  PRESENTATION OF GOODWILL AMORTIZATION

               Under GAAP in Canada, goodwill amortization is presented, net of related income taxes, and is excluded from the calculation of operating income. Under GAAP in the United States, goodwill amortization is included in the computation of operating income and is presented as an operating expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

     (b)  EFFECT ON CONSOLIDATED BALANCE SHEETS (CONT'D)

          The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

========================================================================================================================
                                                                 2001                            2000
-----------------------------------------------------------------------------------------------------------------------
                                                          CANADA      UNITED STATES        Canada     United States
-----------------------------------------------------------------------------------------------------------------------
         ASSETS
           Deferred income taxes (b) (i)              $     58.0         $     68.6    $     58.1        $    58.1
           Prepaid expenses (b) (i)                         24.1               27.1          26.0             26.0
           Other assets (b) (ii)                           132.0              134.0         156.9            156.9

         LIABILITIES AND SHAREHOLDERS' EQUITY
            Accrued liabilities (b) (i)                    561.2              592.1         522.9            522.9
           Deferred income taxes (b) (i) (ii)              234.0              207.4         326.1            326.1
           Other liabilities (b) (ii)                      245.6              319.2         290.8            290.8
           Convertible notes (a) (ii)                      113.3              129.1         105.9            121.8
           Additional paid-in capital (a) (i) (ii)         104.6               89.3         104.6             88.8
            Translation adjustment (c)                    (146.5)                -         (132.2)               -
            Accumulated other comprehensive
              income (loss) (b) (i) (ii)                      -              (209.0)           -            (132.2)
========================================================================================================================


          (i)  ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

               Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS
               133). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of change in other comprehensive income (loss) upon the adoption of SFAS 133.

               The Company utilizes forward exchange currency contracts, interest rate and commodity SWAP to enhance its ability to manage risk relating to cash flow exposure. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income
               (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

               Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

     (b)  EFFECT ON CONSOLIDATED BALANCE SHEETS (CONT'D)

          (ii) PENSION AND POSTRETIREMENT PLANS

               GAAP in the United States requires recognition of an additional minimum liability when the accumulated benefit obligation exceeds the fair value of plan assets. If an additional minimum liability is recognized, a portion is recognized as an intangible asset up to the amount of unrecognized prior service cost and the excess is recognized in a separate component in the other comprehensive income, net of tax benefits. Under GAAP in Canada, such adjustment is not required.

     (c)  COMPREHENSIVE INCOME (LOSS)

          Moreover, the application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity.


========================================================================================================================
                                                                        2001                2000               1999
------------------------------------------------------------------------------------------------------------------------
         Net income, as adjusted per GAAP
           in the United States                                    $     22.1         $    294.6         $    78.5

         Cumulative effect of change in accounting principles,
           net of income taxes of $3.3 (b) (i)                           (6.3)                -                  -
         Loss on hedging activities,
           net of income taxes of $6.3 (b) (i)                          (12.0)                -                  -
         Additional minimum liability, net of income
           taxes of $27.4 (b) (ii)                                      (44.2)                -                  -
         Currency translation adjustment                                (14.3)             (37.1)            (43.2)
-----------------------------------------------------------------------------------------------------------------------
         Other comprehensive income (loss)                              (76.8)             (37.1)            (43.2)
         Comprehensive income (loss) as per
           GAAP in the United States                               $    (54.7)        $    257.5         $    35.3
========================================================================================================================


22.  SEGMENT DISCLOSURE

     The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. In prior years, Canada and the United States were considered as separate reportable segments. Segment information for these periods has been restated to conform with the current year's presentation.

     These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before restructuring and other charges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market value, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among these segments.


========================================================================================================================
                                 North                           Latin                       Inter-
                            America (1)        Europe          America         Other        segment           Total
------------------------------------------------------------------------------------------------------------------------
     REVENUES
         2001                $  5,268.1     $    891.3      $   161.4      $      -       $    (0.7)      $  6,320.1
         2000                   5,518.9          890.4          112.0             -            (0.2)         6,521.1
         1999                   3,910.1          944.9           95.8             -             1.7          4,952.5

     DEPRECIATION AND AMORTIZATION
         2001                     277.9           50.7            8.2            1.0             -             337.8
         2000                     289.0           48.8            5.6            1.7             -             345.1
         1999                     225.6           53.0            5.9            1.5             -             286.0

     OPERATING INCOME BEFORE  RESTRUCTURING AND OTHER CHARGES
         2001                     564.3           53.9           10.4          (10.8)            -             617.8
         2000                     628.0           61.1            6.5           29.2             -             724.8
         1999                     384.8           68.1            7.6           12.0             -             472.5

     GOODWILL AMORTIZATION, NET OF INCOME TAXES
         2001                      55.7            5.4            0.5           (0.2)            -              61.4
         2000                      51.0            9.1            0.4             -              -              60.5
         1999                      25.3            5.9            0.3            0.2             -              31.7

     ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
         2001                     180.6           43.3           40.8           13.6             -             278.3
         2000                     198.7           27.5           12.0            4.0             -             242.2
         1999                     143.4           46.3            4.4            0.6             -             194.7

     PROPERTY, PLANT AND EQUIPMENT
         2001                   2,138.7          389.1          110.5           (4.3)            -           2,634.0
         2000                   2,238.2          399.1           51.0           (5.3)            -           2,683.0

     GOODWILL
         2001                   2,191.4          270.8           18.4           (9.9)            -           2,470.7
         2000                   2,162.0          294.4           14.0          (10.9)            -           2,459.5

     TOTAL ASSETS
         2001                   5,009.3          803.9          248.9           87.8             -           6,149.9
         2000                   5,268.6          985.4          144.6           86.1             -           6,484.7
========================================================================================================================

     (1) Includes Revenues amounting to $1,096.9 million ($1,049.8 million in 2000 and $972.4 million in 1999), Property, plant and equipment amounting to $324.7 million ($340.4 million in 2000) and Goodwill amounting to $32.0 million ($35.0 million in 2000) for Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company carries out international commercial printing operations, and offers to its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics, and other value-added services.

     Revenues per product are as follows:


========================================================================================================================
                                                          2001                     2000                     1999
------------------------------------------------------------------------------------------------------------------------
     Magazines                                  $ 1,660.2    26.2%       $  1,817.1   27.9%       $  1,463.9    29.6%

     Retail inserts                               1,306.8    20.7           1,168.1   17.9           1,041.5    21.0

     Catalogs                                     1,054.9    16.7           1,065.8   16.3             770.5    15.6

     Specialty printing and
       direct mail                                  790.4    12.5             920.5   14.1             530.7    10.7

     Books                                          718.0    11.4             790.9   12.1             634.4    12.8

     Directories                                    404.0     6.4             352.9    5.4             234.4     4.7

     Pre-media, logistics, and
        other value-added services                  385.8     6.1             405.8    6.3             277.1     5.6

------------------------------------------------------------------------------------------------------------------------
                                                $ 6,320.1   100.0%       $  6,521.1  100.0%       $  4,952.5   100.0%
========================================================================================================================


     The Company's operations are managed by eight distinct business groups. Each business group is accountable primarily for one product, group of products or geographic region.

     Revenues per business groups are as follows:


========================================================================================================================
                                                          2001                     2000                     1999
------------------------------------------------------------------------------------------------------------------------
     Magazines & Catalog                        $ 1,771.9    28.0%       $  2,004.9   30.7%       $  1,348.5    27.2%

     Retail                                       1,117.7    17.7             959.3   14.7             826.4    16.7

     Commercial & Direct                            864.8    13.7             999.1   15.3             543.0    11.0

     Book                                           513.4     8.1             596.5    9.1             455.6     9.2

     Directory                                      465.5     7.4             427.0    6.5             257.4     5.2

     Other revenues                                 534.1     8.5             531.9    8.3             480.9     9.7

     Europe                                         891.3    14.1             890.4   13.7             944.9    19.1

     Latin America                                  161.4     2.5             112.0    1.7              95.8     1.9
------------------------------------------------------------------------------------------------------------------------
                                                $ 6,320.1   100.0%       $  6,521.1  100.0%       $  4,952.5   100.0%
========================================================================================================================

[KPMG LOGO]                                                           EXHIBIT 3

KPMG LLP
Chartered Accountants
2000 McGill College Avenue                             Telephone (514) 840-2100
Suite 1900                                             Telefax (514) 840-2187
Montreal Quebec H3A 3H8                                www.kpmg.ca



                              ACCOUNTANTS' CONSENT


The Board of Directors
Quebecor World Inc. and
the Board of Directors
Quebecor World Capital Corporation


We consent to the use in the Annual Report on Form 40-F of Quebecor World Inc. filed with the United States Securities and Exchange Commission, of our report dated January 25, 2002 on the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2001 and 2000 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2001, 2000, and 1999, and to the incorporation by reference of such report into (i) the Registration Statements on Form S-8 of Quebecor Printing Inc. (now known as Quebecor World Inc.) (Registration Nos. 333-1662 and 333-8870), (ii) the Registration Statements on Form S-8 of Quebecor World Inc. (Registration Nos. 333-50264 and 333-52858) and (iii) the combined Registration Statement on Forms F-3 and F-9 of Quebecor Printing Inc. (now known as Quebecor World Inc.), Quebecor Printing Capital Corporation (now known as Quebecor World Capital Corporation) and Quebecor Printing Capital GP (now known as Quebecor World Capital GP) (Registration Nos. 333-10360, 333-10360-01 and 333-10360-02).



[SIGNATURE HERE]

(signed KPMG LLP)
Chartered Accountants


Montreal, Canada
May 17, 2002