Form 40-F
period 2002-12-31
QUEBECOR WORLD INC
filed 2003-05-13
CIK 1003470

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 40-F

[Check one]	☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002                        Commission File Number 1-14118

QUEBECOR WORLD INC.
(Exact name of registrant as specified in its charter)

CANADA (Province or other jurisdiction of incorporation or organization)	2572 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

612 Saint-Jacques Street
Montreal, Quebec
Canada, H3C 4M8
(514) 954-0101
 (Address and telephone number of Registrant's principal executive offices)

Quebecor World (USA) Inc.
340 Pemberwick Road
Greenwich, Connecticut 06831
(203) 532-4200
 (Name, address and telephone number of agent for service of process in the United States)

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

☒ Annual information form                                ☒ Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

      94,168,067 Subordinate Voting Shares Outstanding
      46,987,120 Multiple Voting Shares Outstanding
      12,000,000 First Preferred Shares Series 3 Outstanding
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

Yes ☐                        No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                        No ☐

QUEBECOR WORLD INC.
ANNUAL REPORT ON FORM 40-F

CONTROLS AND PROCEDURES

        The Registrant's President and Chief Executive Officer and the Registrant's Executive Vice President and Chief Financial Officer have concluded, based on their evaluation as of a date within 90 days of the filing date of this report, that the Registrant's disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) are effective. There have been no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

QUEBECOR WORLD INC.
Date: May 12, 2003	By:	/s/ DENIS AUBIN Name: Denis Aubin Title: Senior Vice President, Corporate Finance and Treasury
	By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

CERTIFICATIONS

I, Jean Neveu, President and Chief Executive Officer of Quebecor World Inc., certify that:

1.
I have reviewed this annual report on Form 40-F of Quebecor World Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 12, 2003

/s/ JEAN NEVEU
Jean Neveu President and Chief Executive Officer

I, Claude Hélie, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

1.
I have reviewed this annual report on Form 40-F of Quebecor World Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 12, 2003

/s/ CLAUDE HÉLIE
Claude Hélie Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form of the Registrant dated May 12, 2003
2	Management's Discussion and Analysis of Financial Condition and Results of Operations and Audited Consolidated Financial Statements of the Registrant, including the Notes thereto, as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000
3	Consent of KPMG LLP
4	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act

Exhibit 1

QUEBECOR WORLD INC.

ANNUAL INFORMATION FORM

For the Year Ended
December 31, 2002

May 12, 2003

QUEBECOR WORLD INC.

TABLE OF CONTENTS

DEFINITIONS		3
ITEM 1 –	INCORPORATION	3
1.1	Incorporation of Quebecor World Inc.	3
1.2	Subsidiaries	3
1.3	Multiple Voting and Subordinate Voting Shares	4
ITEM 2 –	GENERAL DEVELOPMENT OF THE BUSINESS	4
ITEM 3 –	NARRATIVE DESCRIPTION OF THE BUSINESS	6
3.1	Description of Products and Segments	6
3.2	Manufacturing	10
3.3	Sales and Marketing	11
3.4	Competitive Strengths	12
3.5	Capacity Utilization	13
3.6	Technology	13
3.7	Purchasing and Raw Materials	14
3.8	Competitive Environment	15
3.9	Risks associated with changes in interest rates and foreign exchange	15
3.10	Customers	15
3.11	Seasonality of the Company's business	15
3.12	Human Resources	15
3.13	Environmental Regulations	16
ITEM 4 –	SELECTED CONSOLIDATED FINANCIAL INFORMATION	16
4.1	Annual	16
4.2	Quarterly	17
4.3	Dividends	18
ITEM 5 –	MARKET FOR THE NEGOTIATION OF SECURITIES	19
ITEM 6 –	DIRECTORS AND OFFICERS	19
6.1	Directors	20
6.2	Executive Officers Who Are Not Directors	21
ITEM 7 –	ADDITIONAL INFORMATION	25
ITEM 8 –	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25

DEFINITIONS

        In this Annual Information Form, unless the context otherwise requires, "Company" refers to Quebecor World Inc., its partnerships, subsidiaries and divisions and their respective predecessors and, for the relevant periods, refers to Quebecor Inc.'s divisions and subsidiaries involved in the commercial printing business, and "Parent" refers to Quebecor Inc., its subsidiaries and divisions and their respective predecessors other than the Company, its subsidiaries and divisions and their respective predecessors. References to "dollars," "US$" and "$" are to United States dollars. Unless otherwise indicated, the information contained herein is given as at December 31, 2002.

ITEM 1 — INCORPORATION

1.1   INCORPORATION OF QUEBECOR WORLD INC.

        The Company was incorporated on February 23, 1989 pursuant to the Canada Business Corporations Act under the name "Quebecor Printing Inc.". On January 1, 1990, the Company (as it was then known), Quebecor Printing Group Inc., Quebecor Printing (Canada) Inc., 166599 Canada Inc., Ronalds Printing Atlantic Limited and 148461 Canada Inc. amalgamated under the name "Quebecor Printing Inc." pursuant to the Canada Business Corporations Act. This corporate reorganization was undertaken in order to consolidate the assets of the printing sector of Quebecor Inc., which, prior to such reorganization, consisted of a number of divisions and subsidiaries. The Company's articles were amended: (a) on December 7, 1990, in order to subdivide each outstanding share into five shares; (b) on December 14, 1990, in order to create Series 1 Preferred Shares; (c) on February 24, 1992, in order to delete private company restrictions; (d) on April 10, 1992, in order to (i) create three new classes of shares, namely Subordinate Voting Shares, Multiple Voting Shares and First Preferred Shares, issuable in series, (ii) reclassify and change the 39,965,005 outstanding common shares into 39,965,005 Multiple Voting Shares, (iii) reclassify and change the 5,360 outstanding Series 1 Preferred Shares into 5,360 Series 1 First Preferred Shares, and (iv) cancel the unissued preferred and common shares; (e) on April 25, 1994 in order to split the Subordinate Voting Shares and the Multiple Voting Shares so that each shareholder would receive three shares for each two shares held; (f) on April 25, 1996, in order to permit the appointment of one or more directors during the course of the year; (g) on November 5, 1997, in order to create Series 2 and 3 First Preferred Shares; (h) on April 25, 2000, in order to change the name of the Company to "Quebecor World Inc."; (i) on February 21, 2001, in order to create Series 4 First Preferred Shares; and (j) on August 10, 2001, in order to create Series 5 First Preferred Shares.

        The head office of the Company is located at 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, the telephone number of the Company at its head office is (514) 954-0101, the fax number is (514) 954-9624 and its web site is www.quebecorworld.com.

1.2   SUBSIDIARIES

        The following organizational chart shows the Company's principal subsidiaries as at March 31, 2003, their jurisdiction of incorporation or continuation and the percentage of voting rights held or controlled, directly or indirectly, by the Company. The Company does not own or control, directly or indirectly, any non-voting securities of such subsidiaries. Subsidiaries whose total assets and revenues represented (a) individually, less than 10% of the consolidated assets and revenues of the Company as at December 31, 2002, and (b) in the aggregate, less than 20% of the consolidated assets and revenues of the Company as at December 31, 2002, have not been included.

1.3   MULTIPLE VOTING AND SUBORDINATE VOTING SHARES

        The equity shares of the Company carrying the right to vote are the Multiple Voting Shares and the Subordinate Voting Shares. The Subordinate Voting Shares, each of which carries the right to one vote, are restricted shares (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. The articles of the Company do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Company where a take-over bid is made for the Multiple Voting Shares. However, the Company's significant shareholder, Quebecor Inc., has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. Please refer to the Company's Management Proxy Circular dated February 28, 2003 for more details in respect of the foregoing at pages 2-4 under "VOTING SHARES AND PRINCIPAL HOLDERS THEREOF — Undertakings in Favour of Holders of Subordinate Voting Shares", which text is incorporated by reference into this Annual Information Form.

ITEM 2 — GENERAL DEVELOPMENT OF THE BUSINESS

        Quebecor World Inc., a diversified global commercial printing company, is the largest commercial print media services company in the world. Its 2002 revenues reached $6.2 billion. The Company offers its customers state-of-the-art web offset, gravure and sheetfed printing capabilities in product categories including magazines, retail inserts, catalogs, specialty printing and direct mail, directories, as well as books, pre-media, logistics and other value-added services. The Company is a market leader in most of its product categories. The Company believes that the diversity of its customer base, geographic coverage and product segments enhance the overall stability and potential growth of its earnings and cash flow. The Company's strategy for growth focuses on increasing its geographic coverage through selective business acquisitions and internal growth.

        The Company services its various markets and offers its products through a network of more than 165 printing and related services facilities capable of economically servicing virtually all major markets in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

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

Year	Acquisition	Country	Consideration (millions)*
1988	BCE PubliTech Inc.	Canada	$191.0
1990	Graphics Holding Enterprises Inc.	U.S.A.	$532.1
1994	Arcata Corporation (Book Group)	U.S.A.	$180.9
1995	Financière Jean Didier	France	$336.7
1997	AmerSig Graphics Inc.	U.S.A.	$116.0
1997	Franklin Division of Brown Printing Company	U.S.A.	$125.0
1998	TINA	Sweden and Finland	$271.8
1999	World Color Press	U.S.A.	$2,723.7
2001	Retail Printing Corporation	U.S.A.	$127.7
2002	European Graphic Group S.A., a subsidiary of Hachette Filipacchi Medias	France and Belgium	$70.7

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

        In 2000, the Company started building its first plant in Brazil, the largest country in Latin America, with a population of more than 164 million people. The decision to build a greenfield site was made and a 10-year agreement valued at $170 million was signed with Editora Abril, S.A., South America's leading publisher of magazines, including VEJA, the world's fourth-largest news weekly. Under this agreement, the Company will print 18 titles, or 83 million magazines, a year for Abril. The plant has been expanded to meet the needs of a second key customer, Listel Listas Telefonicas S.A., the largest and fastest growing directory publisher in Brazil, owned by BellSouth Corporation. The 10-year Listel contract is worth $142 million, and the Company will print 11.8 billion directory pages a year, more than half of all the directory pages printed by the Company in Canada annually.

        In 2000, the Company completed its program initiated during 1998 to exit non-core operations. In 1998, the Company sold its cheque and credit card businesses. In 1999, this program continued with the sale of the operating assets of the Company's BA Banknote Division. Finally, in 2000, the Company sold its North American CD-ROM replicating and fulfillment facilities to Vancouver-based Q-Media.

        In order to focus on the integration of operations, from both North American and international perspectives, and on the maximization of free cash flow, the Company has made no significant business acquisitions since the acquisition of World Color Press, Inc. in August 1999 through the close of 2000. The Company resumed its external growth strategy in 2001. The Company expanded its U.S. retail platform in July 2001 by acquiring Retail Printing Corporation, a web offset retail printer with locations in Nashville, Tennessee and Taunton, Massachusetts.

        In September 2001, the Company signed an agreement pending regulatory approval to purchase the European printing business of Hachette Filipacchi Medias (European Graphic Group, or E2G). The acquired assets include printing and bindery facilities in France, as well as Hachette's 50% ownership stake in the rotogravure printing plant of Helio Charleroi in Belgium. Hachette Filipacchi Medias is one of the world's top publishers with 210 magazine titles in 34 countries. All necessary regulatory approvals were obtained and this transaction closed in March 2002 for an aggregate purchase price of $70.7 million. The transaction amount includes a purchase price balance for the 50% stake of the Charleroi Group controlled by the Belgian businessman, Albert Frère. As part of the transaction, Hachette has entered into a long-term agreement with the

Company for it to print many of Hachette's magazines in Europe, the value of which is estimated to be $400 million (excluding paper) over the term of the contracts.

        In the fourth quarter of 2002, the holders of the Series 2 Preferred Shares exercised their right to convert their shares on a one-for-one basis into Series 3 Preferred Shares. The Series 3 Preferred Shares are entitled to a fixed quarterly dividend of Cdn $0.3845 per share.

ITEM 3 — NARRATIVE DESCRIPTION OF THE BUSINESS

        The Company has rotogravure, web offset and sheetfed printing capacity for a wide variety of printed materials, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics and other value-added services. Printing services, including design, production and distribution, are offered from more than 165 printing and related services facilities located throughout the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

3.1   DESCRIPTION OF PRODUCTS AND SEGMENTS

Description of Segments

        The Company operates in the printing industry. Its business units are located in three main geographic segments as follows:

	Years Ended December 31,
	2002		2001
	$	%	$	%
	($ in millions)
Revenues:
North America	5,078.6	81	5,268.1	83
Europe	982.3	16	891.3	14
Latin America	183.0	3	161.4	3
Other and Intersegment	(1.9)	—	(0.7)	—

Total	6,242.0	100	6,320.1	100

Operating income:*
North America	527.3	94	564.5	91
Europe	39.5	7	53.9	9
Latin America	14.2	2	10.4	2
Other	(18.2)	(3)	(11.0)	(2)

Total	562.8	100	617.8	100

*
Before restructuring and other charges

        Commercial printing is a very fragmented, capital-intensive manufacturing industry. The North American and European printing industries are highly competitive in most product categories and geographic regions. In addition, with economic conditions and consumer spending in Latin America becoming increasingly favourable, the market for print and print advertising will expand dramatically in the near and medium terms. The Company believes that the ten largest competitors in the North American and European commercial printing markets have in aggregate less than 25% of the total share of each of their respective markets. In North America alone, there are more than 32,000 commercial printers.

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

        In the United States, the Company is the largest commercial printer with more than 94 facilities and 23,520 employees operating in 31 states. The Company is a leader in the printing of books, magazines, retail inserts, catalogs, specialty printing, and direct mail.

        The Company is the largest commercial printer in Canada, with 31 facilities in six provinces and more than 6,780 employees. It offers a diversified mix of printed products and related value-added services to the domestic market and internationally, including substantial exports to the United States.

        In Europe, the Company operates in France, Belgium, Switzerland, the United Kingdom, Spain, Sweden, Austria and Finland, with 31 facilities and approximately 5,900 employees serving customers in 13 European countries. It is the largest independent commercial printer in Europe.

        The Company also operates in Latin America with eight facilities and approximately 2,800 employees, as well as in India, where it has one facility and 60 employees.

Description of Business Group

        The Company's operations are managed by eight distinct business groups. Each business group is accountable primarily for one product, group of products or geographic region. The Company's revenues by business group are as follows:

	Years Ended December 31,
	2002		2001
	$	%	$	%
	($ in millions)
Magazines and Catalogs	1,671.5	27	1,785.4	28
Retail	1,172.5	19	1,074.1	17
Commercial and Direct	687.2	11	829.3	13
Book	512.5	8	532.1	8
Directory	473.8	7	500.9	8
Other Revenues	559.2	9	545.6	9
Europe	982.3	16	891.3	14
Latin America	183.0	3	161.4	3

Total	6,242.0	100.0	6,320.1	100.0

  Magazines and Catalogs

        The Company is the world's leading printer of consumer magazines. It prints more than 1,000 magazine titles, including: Time, Sports Illustrated, People Weekly, Fortune, Money, TV Guide, Southern Living, Car and Driver, Le Figaro Magazine, Reader's Digest, Maclean's, L'Actualité, Châtelaine, Flare, 7 Jours, T.V. Magazine, Ebony, ESPN, Woman's Day, Good Housekeeping, Elle, Rolling Stone, Newsweek, US News & World Report, Cosmopolitan, GQ, Vogue, Forbes, Veja, Aftonbladet TV/Sunday, Expressen TV/Sunday, American Profile, Cooking Light, Family Fun, Golf Digest, Maxim, Motor Trend, Parents, Self, Paris Match, Snej Dej and Version Femme among other magazines, as well as all the magazines published by the Parent. The Company prints 45 percent of the top 125 magazine titles in North America. It operates a global print platform with operations in the United States, Canada, Europe and Latin America.

        Management believes that the Company is the industry leader in producing weekend newspaper magazines. These are four-color magazines inserted in major-market weekend newspapers. The Company prints two syndicated weekend magazines, Parade and USA Weekend, as well as locally edited and distributed weekend newspaper magazines. In the United Kingdom, the Company is an important supplier of weekend supplements for Associated Newspapers, Mirror Group Newspapers and Guardian Newspapers.

        The Company has invested in pre-media (computer-to-plate) and press technology to enhance its ability to service this market. For the production of medium to long-run magazines, the Company is at an advantage because its plants have selective-binding and ink-jet-imaging capabilities and can utilize the Company's mail analysis system.

        The Company also prints comic books for leading companies such as D.C. Comics, Marvel Entertainment, Image Comics and Archie Comic Publications. In the comic book market, the Company operates an on-line computer management system that provides publishers with information regarding the production and distribution status of each of their titles.

        The Company is the largest printer of catalogs in the world. It prints several hundred different catalogs on an annual basis for many of North America's direct mail retailers such as L.L. Bean, Spiegel, Ikea, Victoria's Secret, BryLane, Office Depot, Scholastic, Blair, Sears, Avon, Circuit City, JC Penney, Oriental Trading Co., Seton, United Stationers and Williams-Sonoma. The Company offers special catalog services such as list services, to help customers compile effective lists for distribution, selective-binding capacity to allow customers to vary catalog content to meet their customers' demographic and purchase patterns, and ink-jet addressing and messaging to personalize messages for each recipient. This technology partially offsets postage-cost increases by eliminating pages of products that do not fit a buyer's demographic or purchasing profile. The Company's global network also allows the Company to offer its customers one-stop shopping for all of their catalog needs in North America, Europe and Latin America.

  Retail

        The Company's major retail inserts customers include large retailers, such as Sears, Walgreen's, Home Depot, Staples, Rite-Aid, Wal-Mart, CVS, JC Penney, Shoppers Drug Mart, Canadian Tire, Radio Shack, Carrefour, RONA, Conforama, Leclerc, A & P, Albertsons, Casino, Castorama, Intermarché, Jean Coutu, Kvickly, Value City and Loblaw's. In North America, the Company's 13 rotogravure process printing plants offer both the coast-to-coast manufacturing network and the long-run efficiencies required to serve the larger retail customers. The Company has five rotogravure process printing plants in France, one in Belgium and two in Nordic countries. In Canada, the Company prints inserts and circulars using heatset and coldset web offset and rotogravure processes in accordance with customer requirements. The Company also offers digital engraving and related pre-press processes, which both enhances quality and shortens time-to-market.

  Commercial and Direct

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

        Quebecor Merrill Canada Inc., a subsidiary of the Company, offers services of manufacturing operations to serve the market for financial documents, prospectuses, annual reports and related printing.

        The Company's Direct division is established as international leader in the application of versioning, ink jet addressing, print-on-demand technology and computer-to-plate techniques which are critical to the customized production and compressed cycle times that customers demand today.

  Book

        The Company is the North American industry leader in book manufacturing. The Book Group is an industry leader in the application of new technologies for book production including electronic pre-media, information networking, digital printing, computer-to-plate and electronic data interchange. With plants in the United States, Spain, and Latin America, the Company serves internationally more than 1,000 publisher customers, including Simon & Schuster, Scholastic, Thomas Nelson Publishers, AOL/Time Warner, McGraw-Hill, Pearson, Houghton-Mifflin, Harlequin, Reed Elsevier, MacMillan, Random House, Santillana, Thomson Publishing, Walt Disney and Reader's Digest.

        In keeping with its full-service approach, the Company also provides on-demand printing services for small quantities of books, brochures, technical documents and similar products to be produced quickly and at a relatively low cost.

  Directory

        The Company specializes in telephone directories and is the largest directory printer in Canada and among the largest directory printers in North America and Latin America. The presence of the Company's directory group in the North American market dates back to the late nineteenth century with the printing of Bell Canada's first directories. The Company prints telephone and other directories for a large number of companies including Pacific Bell, Qwest-Dex, BellSouth, Listel, Telmex, Verizon Information Services, SBC Smart Yellow Pages Group, Telefonicà de España, TransWestern Publishing, MTS Advanced, Yellow Book USA and Yellow Pages Group Co. In 1994, the Company began production of directories for the Indian domestic market at its directory facility near New Delhi, India.

  Pre-Media, Logistics and Other Value-Added Services

        The Company is a leader in the transition from conventional pre-press to an all-digital workflow, providing a complete spectrum of film, and digital preparation services, from traditional past-up and colour separation to state-of-the-art, all-digital pre-media, as well as digital emerging and digital archiving. Such pre-media services include the colour electronic pre-media system, which takes art work from idea to final product, and desktop publishing, giving the customer greater control over the finished product. These pre-media services are especially helpful to smaller customers, who may not have the capital to employ such equipment or who may have to rely on third-party vendors, which may result in coordination and delay problems. Our specialized digital and pre-media facilities, which are strategically located close to and, in certain cases, onsite at, customers' facilities, provide our customers high quality, twenty-four hour preparatory services linked directly to the Company's various printing facilities. In addition, our computer systems enable the Company to electronically exchange both images and textual material directly between the Company and the customers' business locations. The integrated pre-media operations provide the Company with competitive advantages over traditional pre-press shops that are not able to provide the same level of integrated services. Que-Net Media, a division of the Company, brings together the full range of digital technologies and pre-media assets within the Company that allows it to focus on providing a more comprehensive range of solutions to the customer base of the Company. Other value-added services, including mail list, shipping and distribution expertise, ink-jet personalizing and customer-targeted binding, are rapidly becoming requirements of numerous customers.

        The establishment of Quebecor World Logistics Inc., a subsidiary of the Company, has made the Company the largest and most technologically advanced print transport company, as well as the largest customer by volume of the U.S. Postal Service. Quebecor World Logistics Inc. provides complete logistics services including customized door-to-door planning, management, transportation, delivery and tracking solutions, thereby providing customers with cost-effective, efficient and trackable distribution services.

3.2   MANUFACTURING

  Description of Processes and Equipment

        The Company uses principally two types of printing processes, rotogravure and offset, which are the most commonly used commercial printing processes. Both processes have undergone substantial technological advances over the past decade, resulting in significant improvements in speed and print quality. The Company estimates that in 2002 approximately 75 percent of its revenues by volume were printed using offset and the remainder using the rotogravure process.

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

        The rotogravure process is well suited to long-run printing of advertising inserts and circulars, Sunday newspaper magazines and other high-circulation magazines and catalogs. The Company believes that its coast-to-coast network of rotogravure facilities in the United States offers both the capacity and locations required by large merchandisers and publishers. The acquisition in March 2002 of the European printing assets of Hachette Filipacchi Medias provides an advantageous position in the rotogravure market in Europe. The Company's advanced ability in rotogravure digital pre-media also ensures more efficient and accurate production of the same insert simultaneously in multiple locations, thereby offering the customer the efficiency and cost savings of manufacturing and distribution closer to its end-use markets in reduced time frames.

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

        Heatset web offset involves a press which uses an oven to instantly set or dry the oil-based inks. This permits high speed and better quality and is best suited for printing on glossier papers (coated paper). Heatset web offset is used to print retail inserts, magazines, catalogs and books. The Company owns 468 heatset web offset presses.

        Coldset web offset involves a press that does not use an oven to dry the ink, instead using oil-based inks that are absorbed into the paper and dried by oxidation. Coldset web offset is used mainly to print newspapers, books, directories, and some retail inserts. The Company owns 60 coldset web offset presses.

        The Company owns 193 sheetfed offset presses, which print books, promotional material and direct-mail products and form a network of smaller regional facilities that constitutes an advantage in the Company's overall business strategy. Most of these facilities are large suppliers in their local markets.

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

        As of the date hereof, twelve of the Company's plants have received the ISO-14001 certification, an internationally recognized environmental management system, the goal of which is the continuous improvement in environmental management.

        The Company supports its sales efforts with marketing programs that involve advertising and trade shows to reinforce the corporate image in the buyer's mind. It also provides technical seminars and printing consulting services to make customers aware of market opportunities and the Company's capabilities.

        The Company believes that its size and network of locations throughout North America, Europe and Latin America is an advantage over smaller competitors in terms of shipping and distribution. Because of its volume, the Company is able to set up pool-shipping systems, which enable customers to ship their products at significant discounts. The discount is achieved through agreements with the postal services, which provides the mailer/customer with a discount if the mailer/customer pays the freight costs to transport the mail closer to the postal services delivery office. The Company uses its custom-built mail analysis system, which automatically combines different customers into truck-load shipments and analyzes the cost-savings benefit to the customer. The mail analysis system then generates the necessary forms, bills of lading and freight invoices for the customer.

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

3.4   COMPETITIVE STRENGTHS

        Management believes it has certain competitive strengths which enable it to provide enhanced customer service while maintaining a low-cost position in the industry. Such advantages include broad geographic coverage, a single source of printing services, technological capabilities, economies of scale and a large manufacturing base.

        Broad Geographic Coverage.    Certain of the Company's largest customers utilize simultaneous printing in several of the Company's locations. The Company is one of the few commercial printers that can service these customers in virtually all of their markets, allowing them to coordinate their requirements. In addition, multi-plant simultaneous printing makes delivery more efficient and lowers distribution costs for national products such as Parade and USA Weekend.

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

        Technological Capabilities.    The Company is committed to the effective use of state-of-the-art technology, including the development of new printing technologies, upgrade of existing printing assets and further development of integrated services. The Company's technological capabilities have enabled it to lower its cost position and to better serve its customers by improving quality, flexibility, speed and cost of production. Keeping pace with the technological developments in the industry requires substantial capital expenditures. Hence, in 2002, the Company spent $184.5 million on capital expenditures, including faster and more efficient presses and pre-press and post-press technologies. In 2003, capital expenditures will be made in order to maintain the Company's existing assets and to invest in new projects for expansion in selected markets. The breadth of the Company's business enables it to spread technological investments over numerous facilities and product segments and its size enables it to lower its relative cost position by spreading fixed capital investment over a greater base of revenues.

        Economies of Scale.    The Company enjoys significant economies of scale which, in the opinion of management, provides the Company with a cost advantage. The Company also purchases a significant amount of printing equipment. Management believes that such purchasing power enables the Company to purchase both raw materials, primarily paper and ink, and equipment, on enhanced terms. This purchasing power also ensures availability of raw materials in tight markets. In 1998, the Company opened a global procurement office in Fribourg, Switzerland. Global procurement allows the Company to achieve economies of scale for materials and equipment.

        The Company has realized more cost savings from synergies resulting from its merger with World Color than it had originally anticipated. By consolidating platforms into fewer but larger and more specialized plants, the Company reduces administrative costs and achieves better economies of scale. In addition, increased plant specialization allows for greater efficiency and improved distribution reduces the final cost to customers and improves speed of delivery.

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

3.5   CAPACITY UTILIZATION

        The Company's diversity in plant and press capability, product mix and large customer base facilitate greater capacity utilization. Most presses can produce a variety of printed products and the Company will frequently allocate orders among its facilities to optimize their utilization. Because the Company serves a wide variety of markets, it is able to redeploy equipment, thereby maximizing its utility and extending its useful life. Diversity in plant and press capability enables the Company, through central scheduling of the Company's presses, to assign a particular order to the machine best suited for it. Through its most recent restructuring initiatives, the Company has relocated 20 pieces of equipment in an effort to maximize utility.

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

        The Company continues to invest in Target Bound™ selective binding equipment, which enables publishers and catalog merchandisers to produce multiple versions of a magazine or catalog in a single bindery run. It also acquired colour electronic pre-media and desktop-publishing equipment, invested in its mail analysis system, acquired new equipment for answer-card printing and insertion.

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

        Management believes that only printers capable of investing and integrating new technology will continue to expand. One important technological change was the arrival of the "Sunday Press". These new machines compete with presses that run at 2,000 feet per minute on a 36 inch-wide cylinder by offering speeds of 3,000 feet per minute on 54 inch-wide cylinders. Using the same crew, these new presses have brought about a significant improvement at the margin level. The Company currently owns 16 Sunday presses.

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

3.7   PURCHASING AND RAW MATERIALS

        The principal raw materials used in the Company's products are paper and ink. In 2002, the Company spent approximately $2.3 billion on raw materials. The Company exercises its purchasing power to obtain pricing, terms, quality, quality control and service in line with its status as one of the largest industry customers.

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

        During 2000, the Company created a private web-enabled business-to-business (B2B) exchange, expanding on the Company's existing global procurement activities. Based in Fribourg, Switzerland, the exchange allows the Company to reduce costs and improve operating margins by aggregating demand for items such as ink and paper across the Company's 165-plant network, thereby creating a virtual warehouse for such items. The Company is currently evaluating a move beyond ink and paper to include additional materials in this global procurement activity.

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

        While the counterparties to these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. The Company does not hold or issue any derivative financial instruments for trading purposes.

        Concentrations of credit risk with respect to trade receivables are limited due to the Company's diverse operations and large customer base. As at March 31, 2003, the Company had no significant concentrations of credit risk.

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

3.12 HUMAN RESOURCES

        As at December 31, 2002, the Company employed approximately 39,000 people, 10,541 of whom were covered by 74 separate collective agreements. Of these, ten collective agreements covering 1,458 employees will expire in 2003. These agreements are limited to single plants and groups of employees within these plants. In all its operations, the Company had 56 nonunionized plants at the end of its last financial year.

        The Company believes that its relations with its employees and unions are generally good.

3.13 ENVIRONMENTAL REGULATIONS

        The Company is subject to various laws, regulations and government policies, in North America, Europe and Latin America relating to employee health and safety, to the generation, storage, transportation, disposal and environmental emission of various substances, and to environmental protection in general. The Company believes that it is in compliance with such laws, regulations and government policies in all material respects. Furthermore, the Company does not anticipate that compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

        Energy and pollution control is at the heart of the Company's commitment to the environment, and this has been particularly important in a year where energy costs have risen significantly. The Company has accelerated its program of replacing existing recuperative thermal oxidizer equipment with newer, more efficient regenerative thermal oxidizer equipment. This equipment not only reduces emissions, but also significantly reduces energy consumption.

ITEM 4 — SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1   Annual

        Set forth below are selected consolidated financial data which have been derived from the Company's consolidated financial statements for the most recent three financial years ended December 31.

        The data below should be read in conjunction with the consolidated financial statements and related notes thereto as well as the items included hereafter. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" at item 8 of this Annual Information Form.

	2002	2001	2000
	(in millions of US dollars, except per share data & other statistics)
Consolidated Results
Revenues	$6,242.0	$6,320.1	$6,521.1
Operating income before depreciation and amortization*	898.4	955.6	1,069.9
Operating income before restructuring and other charges	562.8	617.8	724.8
Restructuring and other charges	19.6	270.0	(2.7)
Operating income	543.2	347.8	727.5
Net income**	279.3	22.4	295.4
Cash provided from operating activities	513.4	576.5	917.8
Free cash flow from operations***	319.8	287.2	747.3
Operating margin before depreciation and amortization*	14.4%	15.1%	16.4%
Operating margin before restructuring and other charges	9.0%	9.8%	11.1%
Operating margin	8.7%	5.5%	11.2%

Financial Position
Working Capital	$(209.3)	$(194.5)	$(66.5)
Property, plant and equipment	2,610.6	2,634.0	2,683.0
Total assets	6,205.5	6,186.5	6,520.8
Long-term debt (including convertible notes)	1,822.1	2,132.2	2,208.7
First Preferred Shares	456.6	456.6	212.5
Equity Multiple and Subordinate Voting Shares	1,357.3	1,336.7	1,418.7
Debt-to-capitalization	40:60	46:54	47:53

Per Share Data
Earnings**
Diluted	$1.76	$—	1.91
Diluted before restructuring and other special charges	$1.92	$1.58	1.90
Dividends on equity shares	$0.49	$0.46	0.33
Book value	$15.92	$14.39	15.47
Market price — TSX close in CDN$	$35.00	$35.88	37.60
Market price — NYSE close	$22.32	$22.56	25.19

*
Before restructuring and other charges.
**
Effective January 1, 2002, net income and earnings per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.
***
Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

4.2   Quarterly

        The table below presents selected financial information for the last eight quarters ending with the most recent fiscal year of the Company.

	2002
	First	Second	Third	Fourth
	(In millions of US dollars, except per share amounts)
Consolidated Results
Revenues	$1,459.2	$1,471.5	$1,617.9	$1,693.4
Operating income before depreciation and amortization*	189.7	211.2	251.3	246.2
Operating income before restructuring and other charges	106.8	127.8	167.9	160.3
Restructuring and other charges	—	—	—	19.6
Operating income	106.8	127.8	167.9	140.7
Net income**	46.0	64.2	98.5	70.6

Per Share Data
Earnings (losses)**
Diluted	$0.28	$0.40	$0.64	$0.44
Diluted before restructuring and other special charges	$0.28	$0.40	$0.64	$0.61

	2001
	First	Second	Third	Fourth
	(In millions of US dollars, except per share amounts)
Consolidated Results
Revenues	$1,576.7	$1,502.3	$1,625.2	$1,615.9
Operating income before depreciation and amortization*	219.2	243.0	258.5	234.9
Operating income before restructuring and other charges	136.4	159.0	172.7	149.7
Restructuring and other charges	—	—	—	270.0
Operating income	136.4	159.0	172.7	(120.3)
Net income**	42.5	63.2	70.8	(154.1)

Per Share Data
Earnings (losses)**
Diluted	$0.27	$0.41	$0.46	$(1.16)
Diluted before restructuring and other special charges	$0.27	$0.41	$0.46	$0.45

*
Before restructuring and other charges.
**
Effective January 1, 2002, net income and earnings per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.

4.3   DIVIDENDS

        On April 24, 2003, the Company declared a dividend of $0.13 per share on the Multiple Voting Shares and the Subordinate Voting Shares, a dividend of CA$0.3845 per share on the Series 3 Preferred Shares, a dividend of CA$0.4219 per share on the Series 4 Preferred Shares, and a dividend of CA$0.43125 per share on the Series 5 Preferred Shares, which dividends are payable on June 2, 2003 to the shareholders of record at the close of business on May 16, 2003.

        The Company has declared and paid semi-annual dividends since October 23, 1992 and quarterly dividends since 1998. The table below presents the annual dividends declared and paid by the Company on all of its shares since 1998:

	Multiple Voting Shares and Subordinate Voting Shares	Series 2 Preferred Shares	Series 3 Preferred Shares	Series 4 Preferred Shares	Series 5 Preferred Shares
1998	$0.24	CA$1.3151	N/A	N/A	N/A
1999	$0.28	CA$1.2500	N/A	N/A	N/A
2000	$0.33	CA$1.2500	N/A	N/A	N/A
2001	$0.46	CA$1.2500	N/A	CA$1.2703	CA$0.5069
2002	$0.49	CA$1.2500	N/A	CA$1.6876	CA$1.7250
As of March 1, 2003	$0.13	N/A	CA$0.3845	CA$0.4219	CA$0.43125

ITEM 5 — MARKET FOR THE NEGOTIATION OF SECURITIES

        The Company's Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange and the New York Stock Exchange under the symbol "IQW". The Company's Series 3 Cumulative Redeemable First Preferred Shares, Series 4 Cumulative Redeemable First Preferred Shares and Series 5 Cumulative Redeemable First Preferred Shares are listed on The Toronto Stock Exchange.

ITEM 6 — DIRECTORS AND OFFICERS

        The tables below set forth the name, municipality of residence, and position held within the Company of its directors and executive officers, the principal occupation and the term of office of each director, as well as the number of voting shares beneficially held or over which control or direction is exercised by each director of the Company. As of April 30, 2003, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 62,205 Subordinate Voting Shares and 46,911,277 Multiple Voting Shares of the Company, representing 0.06% and 99.84%, respectively, of the outstanding shares of each such class. The shares so owned or controlled by the directors and executive officers of the Company represented 83.12% of all voting rights attached to all the outstanding common shares of the Company. The following information is given as of April 30, 2003, except as otherwise noted.

6.1   DIRECTORS

Name	Principal Occupation	Director since	Subordinate Voting Shares Owned or Controlled Directly or Indirectly(1)		Units held under the DSU Plan(2)
A. Charles Baillie(C),(D) Toronto, Ontario	Chairman of the Board of TD Bank Financial Group (Financial services conglomerate)	2003	1,000	(3)	—
Reginald K. Brack(A),(B),(E) Greenwich, Connecticut	Former Chairman and Chief Executive Officer, Time Inc. (Magazines and books publisher)	2000	2,000		4,345.744
Derek H. Burney, O.C.(B),(D),(E) Toronto, Ontario	President and Chief Executive Officer of CAE Inc. (Flight and navigation simulation and controls equipment company)	2003	—		—
Charles G. Cavell(C) Montreal, Quebec	Deputy Chairman of the Board of the Company	1989	36,403	(4)	—	(5)
Robert Coallier(A),(B) Longueuil, Quebec	President and Chief Executive Officer, Cervejarias Kaiser (Brewing company)	1991	—		4,971.492
James Doughan(C) Scottsdale, Arizona	Corporate Director, Consultant	2001	—		3,224.225
The Honourable Richard C. Holbrooke(E) New York, New York	Vice-Chairman of the Board of Perseus, LLC (Merchant bank and private equity fund management company)	2003	—		—
Eileen A. Mercier(C) Toronto, Ontario	Vice-Chair of the Board, Workplace Safety and Insurance Board (Ontario) (Workers' compensation system)	1999	1,300		1,389.963
The Right Honourable Brian Mulroney, P.C., C.C., LL.D. (B) Montreal, Quebec	Chairman of the Board of the Company and Senior Partner, Ogilvy Renault (Barristers and Solicitors)	1997	4,900	(6)	13,521.024
Jean Neveu Longueuil, Quebec	President and Chief Executive Officer of the Company, Chairman of the Board of Quebecor Inc. (communications holding company) and Chairman of the Board of Groupe TVA Inc. (Television broadcasting company)	1989	1,800	(7)	3,467.651
Robert Normand(A),(D) Rosemère, Quebec	Corporate Director	1999	1,000		4,728.608
Érik Péladeau Rosemère, Quebec	Vice Chairman of the Board and Senior Executive Vice President of the Company, Vice Chairman of the Board of Quebecor Inc. (communications holding company) and Vice Chairman of the Board of Quebecor Media Inc. (communications company)	1989	—	(8)(9)	1,645.909
Pierre Karl Péladeau(B),(E) Montreal, Quebec	President and Chief Executive Officer of Quebecor Inc. (communications holding company), President and Chief Executive Officer of Quebecor Media Inc. (communications Company) and Chairman of the Board of nurun Inc. (information technology management consultants)	1989	—	(9)	3,922.986
Alain Rhéaume(A),(D) Montreal, Quebec	President and Chief Operating Officer, Microcell Solutions Inc. (Personal communications services company)	1997	—		6,498.041

(A) Member of the Audit Committee.	(D) Member of the Human Resources and Compensation Committee.
(B) Member of the Executive Committee.	(E) Member of the Nominating and Corporate Governance Committee
(C) Member of the Pension Committee.
(1)
This information has been provided to the Company by the above directors. This information excludes shares of subsidiaries of the Company that may be owned by a director in order to qualify as a director of such subsidiaries under applicable law.

(2)
The amounts in this column are as of March 31, 2003. In 2000, the Company implemented a Directors Deferred Stock Unit Plan for the benefit of its directors, which plan was amended in February 2003.

(3)
Shares held by 1260154 Ontario Inc., a company controlled by Mr. Baillie.

(4)
Mr. Cavell also owns 6,000 Class B Subordinate Voting Shares of Quebecor Inc.

(5)
No compensation paid for services rendered as director up to March 31, 2003.

(6)
Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor Inc.

(7)
Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor Inc.

(8)
Mr. Érik Péladeau directly and indirectly exercises control over 5,340 Class B Subordinate Voting Shares of Quebecor Inc.

(9)
Les Placements Péladeau Inc., a corporation controlled by a trust constituted for the benefit of Messrs. Érik Péladeau and Pierre Karl Péladeau, has voting control over Quebecor Inc., the Company's parent company, with 17,465,264 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor Inc. The aforementioned trust also exercises control over Gestion Péladeau Inc., which holds 43,700 Class A Multiple Voting Shares of Quebecor Inc.

        None of the directors mentioned above holds shares of subsidiaries of the Corporation, except Mr. Érik Péladeau, who owns one share of each of Quebecor World Mexico Holding S.A. de C.V., Quebecor World D.F., S.A. de C.V. and Gráficas Monte Albán S.A. in order to comply with the requirements of Mexican law. Mr. Charles G. Cavell holds one share of Quebecor World France S.A. in order to comply with the requirements of French law. For the same reason, Mr. Pierre Karl Péladeau holds one share of each of Torcy Quebecor, S.A. and Inter Brochage, S.A.

        Each director serves until the next annual meeting of shareholders or until a successor is elected or appointed.

6.2   EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and municipality of residence	Function within the Company
Claude Hélie Longueuil, Quebec	Executive Vice President and Chief Financial Officer
David Boles Hingham, Massachussets	Chief Operating Officer, Quebecor World North America
Vincent Bastien Neuilly-sur-Seine, France	President, Quebecor World Europe
Guy Trahan Buenos Aires, Argentina	President, Quebecor World Latin America
John Dickin York, England	Chief Operating Officer, Europe
Denis Aubin Montreal, Quebec	Senior Vice President, Corporate Finance and Treasury
David Blair Toronto, Ontario	Senior Vice President, Manufacturing, Environment and Technology
Carl Gauvreau Old Greenwich, Connecticut	Senior Vice President and Chief Accounting Officer
Yves Bertrand Longueuil, Quebec	Vice President, Internal Audit
Raynald Lecavalier Longueuil, Quebec	Vice President, Corporate General Counsel and Secretary
Sylvain Levert Givisiez, Switzerland	Vice President, Corporate Services and Logistics (Switzerland)
Pierre R. Martel Fribourg, Switzerland	Vice President, Taxation and Real Estate (Switzerland)
Jeremy Roberts St-Lazare, Quebec	Vice President, Investor Relations and Treasury
Julie Tremblay Montreal, Quebec	Vice President, Human Resources
Diane Dubé La Prairie, Quebec	Assistant Vice President, Corporate Controller
Nicolas Lavoie Candiac, Quebec	Assistant Treasurer, Corporate Finance
Tony Ross Montreal, Quebec	Director, Communications

        The principal occupations over the past five years of the Company's directors and executive officers are given below, except in certain cases when a director or an executive officer has held more than one position in the same firm or an affiliated firm, in which case only the date of appointment to the most recent position is indicated.

  The Company's Directors

        A. Charles Baillie is the Chairman of the Board of TD Bank Financial Group. From February 1998 until December 2002, Mr. Baillie served as Chairman of the Board and Chief Executive Officer of TD Bank Financial Group. He has been a director of the Company since April 2003.

        Reginald K. Brack is the Chairman Emeritus of Time Inc. (a publishing corporation), a wholly owned subsidiary of Time Warner Inc., having served as Chairman until June 1997. He has been a director of the Company since 2000.

        Derek H. Burney, O.C.    has been the President and Chief Executive Officer of CAE Inc. since October 1999. From January 1993 until October 1999, he was Chairman of the Board and Chief Executive Officer of Bell Canada International. He has been a director of the Company since April 2003.

        Charles G. Cavell is Deputy Chairman of the Board of the Company. From December 1997 until February 2003, he served as President and Chief Executive Officer of the Company. Mr. Cavell was Chairman of the Board of Sun Media Corporation (a newspaper publishing company) from December 1998 until December 1999. He has been a director of the Company since 1989.

        Robert Coallier is President and Chief Executive Officer of Cervejarias Kaiser (a brewing company). From May 2000 until July 2002, Mr. Coallier was Executive Vice President and Chief Financial Officer of Molson Inc. (a brewing company). Prior to May 2000, he occupied the position of Vice President and Chief Financial Officer of C-MAC Industries Inc. (parent company of a multinational industrial group in the field of state-of-the-art microelectronics) since July 1996. He has been a director of the Company since 1991.

        James Doughan has been a corporate director since July 2000. He acted as consultant to Gaylord Container from August 1999 to July 2000. He was President and Chief Executive Officer of Abitibi-Consolidated Inc. (a pulp and paper company) from 1997 to 1999. He has been a director of the Company since 2001.

        The Honourable Richard C. Holbrooke is Vice-Chairman of the Board of Perseus, LLC (a merchant bank and private equity fund management company). From August 1999 until January 2001, he served as Ambassador of the United States to the United Nations and as a member of President Clinton's cabinet. From February 1996 until August 1999, he was Vice-Chairman of the Board of Credit Suisse First Boston (USA), Inc. (an investment bank and financial services firm). He has been a director of the Company since April 2003.

        Eileen A. Mercier has been Vice Chair of the Board, Workplace Safety and Insurance Board (Ontario) (a workers' compensation system) since July 1996. She has been a director of the Company since 1999.

        The Right Honourable Brian Mulroney, P.C., C.C., LL.D., has been Chairman of the Board of the Company since April 2002. He served as Chairman of the Board of Sun Media Corporation (a newspaper publishing company) from January 2000 to June 2001 and he has been a Senior Partner of Ogilvy Renault (a law firm) since July 1993. He has been a director of the Company since 1997.

        Jean Neveu was named President and Chief Executive Officer of the Company on March 18, 2003. From December 1997 until April 2002, he served as Chairman of the Board of the Company. He served as Chairman of the Board and Chief Executive Officer of the Company from February 1989 until December 1997. He was President and Chief Executive Officer of the Parent from December 1997 until April 1999, and, since that date, he has served as Chairman of the Board of the Parent. He has also served as Chairman of the Board of Groupe TVA Inc. (a television broadcasting company) since November 2001. He has been a director of the Company since 1989.

        Robert Normand has been a corporate director of a number of private and public corporations since 1997. He has been a director of the Company since 1999.

        Érik Péladeau has been Vice Chairman of the Board and Senior Executive Vice President of the Company since October 2001. He has been Chairman of the Board of Quebecor Communications Inc. (a communications company) since December 1997, Vice Chairman of the Board of the Parent since April 1999 and Chairman of the Board of Joncas Postexperts Inc. (a postal and mailing specialist company) since May 1999. He has been Vice Chairman of the Board of Quebecor Media Inc. (a communications company) since February 2001 and was Vice Chairman of the Board of Sun Media Corporation (a newspaper publishing company) from February 1999 to July 2001. He has been a director of the Company since 1989.

        Pierre Karl Péladeau has been President and Chief Executive Officer of the Parent since April 1999 and President and Chief Executive Officer of Quebecor Media Inc. since February 2001. He served as Vice Chairman of the Board of the Company from April 1999 until September 2001. He has also been Chairman of the Board of Sun Media Corporation since March 2002 and he was Vice Chairman of the Board of Sun Media Corporation from February 1999 to July 2001, and Chairman of the Board of nurun Inc. (information technology company) since January 2000. He was Vice Chairman of the Board of the Parent from December 1997 to April 1999. From April 1998 until April 1999, he was Executive Vice President and Chief Operating Officer of the Company. He has been a director of the Company since 1989.

        Alain Rhéaume has been President and Chief Operating Officer of Microcell Solutions Inc. (personal communications services company) since May 2003. He was President and Chief Executive Officer of Microcell PCS from February 2001 to April 2003. From May 1998 until February 2001, he was Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. He has been a director of the Company since 1997.

  The Company's Executive Officers who are not Directors

        Claude Hélie was named Executive Vice President and Chief Financial Officer of the Company as of February 17, 2003. From April 2000 until his appointment as Chief Financial Officer of the Company, Mr. Hélie

served as Executive Vice President and Chief Financial Officer of the Parent. From July 1994 to April 2000, Mr. Hélie was Vice-President and Chief Financial Officer of Donohue Inc. (a pulp and paper company).

        David Boles was named Chief Operating Officer, Quebecor World North America, of the Company in March 2003. From September 2002 to March 2003, he was Co-Chief Operating Officer, Quebecor World North America, of the Company. Prior to September 2002, he served as President of the North America Retail Insert and Sunday Magazine Group of the Company.

        Vincent Bastien has been President, Quebecor World Europe since October 2001. From September 2000 to October 2001, he was Managing Director, Quebecor World France. He was Managing Director of Smart Valley from January to July 2000. During 1998 and 1999, he was Managing Director of Lancel (Vendôme Luxury Group).

        Guy Trahan has been President of Quebecor World Latin America since July 1997.

        John Dickin has been Chief Operating Officer, Europe since April 2002. From October 2001 to April 2002, he was Executive Vice President, Quebecor World Europe. From 1996 to October 2001, he was Managing Director, Quebecor World, Corby.

        Denis Aubin has been Senior Vice President, Corporate Finance and Treasury since April 2002. From July 2000 to April 2002, he was Vice President and Treasurer of the Company. Prior to joining the Company's Treasury department, he was the Vice President and Treasurer of Cambior Inc. from February 1997 to June 2000.

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

        Carl Gauvreau has been Senior Vice President and Chief Accounting Officer since November 2002. From April 2002 until November 2002, he was Senior Vice President — Advisor to the Office of the Chairman of the Board of the Company. From March 2001 to April 2002, he was Senior Vice President, Finance — North America of the Company. From September 1999 to March 2001, he was Vice-President and Corporate Controller. He was Assistant to the Company's Corporate Controller from July 1997 to September 1999.

        Yves Bertrand has been Vice President, Internal Audit since January 2003. From June 2002 to December 2002, he was Chief Financial Officer for Quebecor World Europe. From July 1997 to June 2002, he was Vice President, Finance and Administration for Quebecor World Latin America.

        Raynald Lecavalier has been Vice President, Corporate General Counsel and Secretary of the Company since September 2002. From January until September 2002, he was Assistant Vice President, Legal and Environmental Affairs and Assistant Secretary of the Company. From July 1996 to January 2002, he was Director of Legal Affairs and Assistant Secretary of the Company.

        Sylvain Levert has been Vice President, Corporate Services and Logistics (Switzerland) since October 1998. He was Director, Business Development of the Company from July 1997 to October 1998.

        Pierre R. Martel has been Vice President, Taxation and Real Estate (Switzerland) since June 2000. He was Director, Taxation and Real Estate of the Company from May 1999 to June 2000. Prior to that date, he served as a consultant to Thermonic Inc. (metal recovery company) from September 1998 to March 1999. From December 1996 to June 1998, he was Director of Taxation at St-Geneviève Resources Ltd. (mining corporation) where he was named as Vice President, Treasury and Taxation in September 1997. From March 1996 to March 1999, he was also Vice President, Finance of Delphi SuperNet (internet service provider).

        Jeremy Roberts has been Vice President, Investor Relations and Treasury since May 2003. From September 2000 to May 2003, he was Director, Corporate Finance and Investor Relations. He was Assistant Treasurer of the Company from November 1997 to September 2000.

        Julie Tremblay has been Vice President, Human Resources since April 2003. From August 1998 to April 2003, she was Vice President, Human Resources of the Parent.

        Diane Dubé has been Assistant Vice President, Corporate Controller since February 2001. From February 1998 to February 2001, she was Director Financial Accounting and Systems. From May 1991 to February 1998, she held several positions in the Accounting Department of the Company.

        Nicolas Lavoie has been Assistant Treasurer, Corporate Finance of the Company since March 2001. From May 1998 to March 2001, he was Chief Financial Analyst, Treasury Department of the Company. From May 1995 to May 1998, he was a Financial Analyst of the Société Générale de Financement du Québec.

        Tony Ross has been Director, Communications since August 2000. From 1997 to August 2000, he was Executive Producer at Canadian Broadcasting Corporation (a television broadcasting company).

ITEM 7 — ADDITIONAL INFORMATION

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

        Additional information, including information on the compensation of directors and executive officers, loans to executives, the principal holders of securities of the Company, as well as the stock option plans and interest of insiders in material transactions, as the case may be, are presented in the Company's management proxy circular pertaining to the annual meeting of the shareholders held on April 2, 2003. Additional financial information, in particular, the audited consolidated financial statements, are included in the annual report to the shareholders of the Company for the year ended December 31, 2002.

ITEM 8 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis of the financial condition and results of operations for the year ended December 31, 2002 is presented at pages 2 to 9 of the Company's 2002 Annual Report (Financial Review), which analysis is incorporated by reference herein. As a supplement to the discussion and analysis, please refer to the Consolidated Financial Statements for the years ended December 31, 2002 and 2001 and to the notes to the consolidated financial statements at pages 11 to 44 of the Company's 2002 Annual Report (Financial Review), such consolidated financial statements and such notes being incorporated by reference herein.

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

Exhibit 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
Financial Condition and Results of Operations

OVERVIEW

Quebecor World Inc. is the largest commercial print media services company in the world. We are market leaders in most of our product categories and geographies. This market-leading position has been built through a combination of successfully integrated acquisitions, investment in key strategic technologies and a commitment to build long-term partnerships with the world's leading print media customers.

We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

For the year ended December 31, 2002, the Company reported diluted earnings per share of $1.76 compared to nil in 2001. These results incorporate restructuring and other special charges of a net $19.6 million or $0.16 per share compared with $270 million or $1.58 per share in 2001. Excluding the effect of the restructuring and other special charges and removing the impact of goodwill amortization in the previous year, 2002 resulted in diluted earnings per share of $1.92 compared with $1.99 in 2001. The reduction in earnings, presented on a comparable basis, was affected mostly by market conditions in two major sectors of our business: the French operations and the Commercial & Direct segment in North America. However, the Company remained focused in its other business segments and on its financial condition as illustrated by the strong generation of free cash flow and repayment of debt.

We generated free cash flow of $320 million, compared with $287 million for the same period in 2001, an increase of 11%. Free cash flow was primarily dedicated to reduce our debt, and this contributed to an 18% reduction in our financial expenses this year compared with 2001. Our cash coverage of fixed charges ratio has increased to a comfortable level above five times and our debt to capitalization ratio decreased to 40:60 from 46:54 at the end of December 2001.

Also, in 2002, following the continued struggle in France and the identification of other cost reduction opportunities in North America, the Company took additional restructuring charges which also included asset and investment write-downs and overspending on its 2001 restructuring initiatives, net of the reversal of unused reserves from 2001.

In 2001, it was in response to the significant drop in volume, that we announced a restructuring plan to shut down under-performing business units, redeploy assets and reduce our workforce. We turned the problem of unsold capacity, impacting the entire industry, into an opportunity by undertaking a restructuring that would result in fewer, larger and more specialized plants, with essentially the same capacity, but approximately 8% fewer employees. Most of the 2001 restructuring program was completed in 2002 and benefits began to accrue to the income statement in the back half of the year for our North American business groups and in European countries other than France.

Management's focus on cost reduction, free cash flow and debt repayment resulted in higher levels of efficiency, which has uniquely positioned us to benefit from operating leverage and a solid financial condition as we enter 2003.

MARKET AND SEGMENT REVIEW

The print media industry ended a difficult year in 2001, facing unexpected declines in volume impacting most of our business groups in all three geographic regions. As we began 2002, it was expected that there would be little or no recovery in the industry, at least for the first six months.

The first half of 2002 turned out as expected, with the difficult economic environment persisting. Magazine advertising pages, as measured by the Publishers Information Bureau, remained down compared to last year for the first two quarters (figure 1). Volume pressures continued and prices were lower compared to 2001, resulting from excess industry capacity and an increased competitive environment. According to the U.S. Federal Reserve Board, the average printing capacity utilization in 2002 was 78.8%, which is one of the lowest rates in the last ten years (figure 2). The environment in the second half was stronger and allowed the Company to increase earnings and margin in the fourth quarter.

Magazine & Catalog

The Magazine & Catalog Group's revenues fell by 6% to $1,671 million in 2002, from $1,785 million in 2001. The 4th quarter was the only period in which we benefited from an increase in revenues, as the magazine advertising pages (see figure 1) improved somewhat. Despite the revenue shortfall year-to-date, operating margins increased in each quarter in 2002, compared to the same periods in 2001. This is a direct result of the benefits of our restructuring programs and strict attention to costs.

The Magazine & Catalog Group is our largest business platform and contributed to our market share growth by attracting successful customers such as L.L.Bean, which recently contracted to place 100% of their catalog business and distribution with Quebecor World.

Commercial & Direct

The Commercial & Direct Group's revenues fell by 17% to $687 million in 2002, from $829 million in 2001. This Group suffered significantly in the 4th quarter of 2001 and this trend continued in 2002 with the weak promotional advertising environment. However, the impact on operating income was softened by plant closures and the redeployment of equipment as well as the cost reductions put in place in early 2002.

During 2002, we have seen an accelerated trend toward vendor consolidation. Businesses are looking to fewer vendors who can provide more integrated turn-key services than ever before. Our breadth of capabilities coupled with our multi-facility platform position us to be a strategic partner to our clients and not just a vendor. By fine-tuning our equipment and leveraging the whole Quebecor World platform, we can satisfy the most demanding customers, such as AT&T Wireless and Johnson & Johnson, whose requirements can only be met by a company with our resources and capabilities.

Retail

The Retail Group's revenues increased by 9% to $1,173 million in 2002, from $1,074 million in 2001. This increase includes incremental revenue of $48 million from the acquisition of Retail Printing Corporation, which took place in July 2001. Excluding the incremental impact of this acquisition, revenues, as well as operating income, were favourable in 2002 when compared to 2001. The success in this market segment is derived from strategic capital investments in both rotogravure and offset, restructuring initiatives and our numerous gains in the area of new customer contracts. Our performance in 2002 is particularly rewarding given the price pressures we experienced in the retail print market in 2002. We have invested heavily in this market segment over the last few years to build the only coast-to-coast gravure and offset platform in North America. Our strategy is working, as a number of large, growing and successful retailers chose Quebecor World as their leading service provider in 2002.

Book Services

The Book Group's revenues fell by 4% to $513 million in 2002, from $532 million in 2001, but operating income and margin improved compared to year 2001. Overall, our business performed well, with solid improvement in our trade book facilities and continuing strength in our educational markets. However, other book market segments remained soft, with a lower level of reprint activity.

The closing of the Hawkins facility, redeployment of assets to the Kingsport and Versailles plants, and the expansion of our Dubuque facility to service the growing educational market, better position the Group to compete in 2003. While the start-up of both new and transferred equipment at Kingsport presented challenges to us in 2002, we are confident that our turnaround plan will get the situation under control in 2003 as significant changes in executive management and plant management were made to specifically address this issue.

Directory

The Directory Group's revenues fell by 5% to $474 million in 2002, from $501 million in 2001. This business has seen significant vendor consolidation primarily due to new single source outsourcing programs instituted at a few large publishers.

The Group's focus in 2002 was on cost containment, which resulted in increased operating income and margin in 2002 when compared to 2001. Successful cost containment was achieved via the consolidation of group wide prepress operations into

Financial Condition and Results of Operations (cont'd)

regional prepress centers and the continued investment in more efficient manufacturing equipment.

Other Revenues

Other sources of revenues in North America include Que-Net Media™ (pre-media services), Logistics and the Eastern Canada Group, which services eastern Canada and exports into the U.S from Canadian facilities.

The Que-Net Media™ Group's revenues fell by 15% to $95 million in 2002, from $112 million in 2001. This business offers services to our main print media businesses, and therefore, has suffered from the decline in volume experienced elsewhere in the platform. 2002 was a year of transition for our pre media services group, as significant focus was placed on cost containment and restructuring. In addition, senior management changes were made to better position this business unit for success in 2003.

The Logistics Group's revenues increased to $187 million in 2002, from $151 million in 2001, a 24% increase. We are an industry leader in logistics services, offering complete customized door-to-door distribution planning management, transportation, delivery and tracking solutions to our customers. We are recognized by the United States Postal Services as the largest client and of having the best on-time performance into their network.

The Eastern Canada Group's revenues fell by 2% to $264 million in 2002, from $269 million in 2001. Approximately half of Eastern Canada's revenue base has traditionally been generated by the U.S. market. The difficult economic environment in the United States had a shrinkage effect on those markets with depressed advertising page counts lingering on until late in the third quarter. Despite steady economic growth in the Canadian economy, the domestic printing markets were relatively stagnant.

Europe

The European revenues increased by 10% to $982 million in 2002, from $891 million in 2001. This increase is essentially due to the Company's purchase of the printing assets of Hachette Filipacchi and the positive impact of currency movements. Our European operations, excluding France, improved revenues, operating income and margins compared to year 2001. However, our European results were negatively impacted by the underperformance of our French operations, which represent approximately half of our European platform.

The French operations were hard hit in 2002 with operating income and margins declining. France continues to feel the effect of industry over capacity and labor issues.

In the fourth quarter, the Company approved a restructuring plan to reduce costs, including the additional reduction of employee positions and the decommissioning of certain non-competitive assets.

Latin America

The Latin America Group's revenues increased by 13% to $183 million in 2002, from $161 million in 2001. Overall, the Group's operating income increased significantly from 2001 as did margin. This performance has

European Financial Highlights ($ millions)
(Before restructuring and other charges)

	2002	2001	2000
Europe excluding France
Revenues	$534.9	$472.7	$458.1
Operating income	$48.6	$42.0	$44.5
Operating margin	9.1%	8.9%	9.7%
France
Revenues	$447.4	$418.6	$432.3
Operating income	$(9.1)	$11.9	$16.6
Operating margin	(2.0)%	2.8%	3.8%

Europe
Revenues	$982.3	$891.3	$890.4
Operating income	$39.5	$53.9	$61.1
Operating margin	4.0%	6.1%	6.9%

Figure 4

been achieved despite the negative impact of currency movements, mainly in Argentina and Brazil. In the second half of the year, the Group focused on leveraging the Company's relationship with key customer accounts in North America and Europe. This resulted, at the end of the year, in several new agreements with existing customers who are expanding their business in Latin America, including Telefónica de España, Reader's Digest, Avon and Abril. We are still small in Latin America, but the opportunities offer great potential to expand our revenue base and market penetration.

YEAR 2002 COMPARED TO YEAR 2001

Year 2002 continued to be a difficult economic environment with declines in volumes and pressures on prices. However, restructuring activities and cost reduction initiatives mitigated the negative impact on our results and, resulted in increased operating margins for most of our North American and European (other than France) groups.

Revenue decreased from $6,320 million in 2001 to $6,242 million in 2002, a decrease of 1%, despite the impact of business acquisitions of $184 million. Operating income, before restructuring and other charges, fell by 9% to $563 million in 2002, from $618 million in 2001. Operating margin, on the same basis, declined to 9.0% in 2002 from 9.8% in 2001. Reduced capacity utilization and pricing pressures were largely responsible for the lower margin.

Depreciation and amortization was $336 million in 2002, compared to $338 million in 2001. This slight decrease was primarily due to the closure of facilities and the disposal of equipment following the 2001 restructuring initiatives.

Selling, general and administrative expenses were $501 million compared with $486 million in 2001. The increase of $15 million was primarily due to business acquisitions and reduction in suppliers cash discounts related to the cash management strategy. However, this strategy allowed us to reduce our financial expenses.

In 2002, restructuring and other charges of $20 million were recorded due to difficult market conditions in France, further integration of administrative functions in North America and the write-down of impaired or idle assets.

Financial expenses were $170 million in 2002, compared to $209 million in 2001. The significant decrease was due to lower levels of debt, together with reduced interest rates on long-term debt and on securitization programs.

Income taxes were $91 million in 2002 compared with $52 million in 2001. Before restructuring and other special charges, income taxes were $86 million or 22.0% compared to $96 million or 23.4% in 2001. The decrease in income taxes is due to lower profitability and an increase in profits generated in countries with a lower overall tax rate.

YEAR 2001 COMPARED TO YEAR 2000

Due to a soft world economy and the unprecedented economic fallout following September 11th, operating income before restructuring and other charges fell from $725 million in 2000 to $618 million in 2001, a 15% decrease.

Revenue decreased from $6,521 million in 2000 to $6,320 million in 2001, a decrease of 3%. This decrease included the impact of business acquisitions net of disposals of $51 million, offset by a negative impact of currency movements of $83 million. The decrease in revenue did not accurately reflect the overall volume decrease suffered in the year due to an increase in the proportion of paper purchased by us.

Operating margin, before restructuring charges, declined to 9.8% in 2001 from a record level of 11.1% in 2000, which still represented industry-leading margins. Higher paper sales, increased ink prices, higher energy costs and lower recovery from recycled materials combined with reduced capacity utilization, were largely responsible for lower margin.

Depreciation and amortization was $338 million in 2001, compared to $345 million in 2000. This decrease was primarily due to the closure of facilities and the disposal of equipment following the successful integration of World Color.

Selling, general and administrative expenses were $486 million compared to $459 million in 2000. Excluding a gain of $13 million on the disposition of our CD-ROM replication business, the year-on-year increase was $14 million, mainly due to increased selling costs incurred in the year to help maintain volumes in a rapidly weakening economic climate.

Restructuring and other charges were $270 million in 2001 and a net reversal of $3 million in 2000.

Financial expenses were $209 million in 2001, compared to $231 million in 2000. The decrease was due to lower levels of debt, together with reduced interest rates.

Income taxes were $52 million in 2001. Before restructuring and other special charges, income taxes were $96 million or 23.4% compared to $138 million in 2000, with an effective rate of 27.8%. The decrease in income taxes was due to lower profitability, and an increase in profits generated in countries with a lower overall tax rate.

PENSION AND OTHER POSTRETIREMENT BENEFITS

As at December 2002, the pension and other postretirement benefit costs were $40.8 million compared with $19.6 million in 2001 and the funded status decreased by

Financial Condition and Results of Operations (cont'd)

$171 million over last year. Calculation of pension and other postretirement benefit costs and obligations are based on various assumptions (see figure 5). Management is continuously assessing those assumptions for its funding exposure. In the last two years, we have experienced difficult capital market conditions and these results are now reflected in the discount rate and expected return on plan assets. However, Generally Accepted Accounting Principles recommend an accounting treatment to reduce the volatility of the pension plan expense in order to reflect the long-term nature of these obligations. Any actuarial gains or losses resulting from a turbulent capital market environment are amortized over a period of 15 years.

The Company is monitoring the funding of the pension plans very closely and is making contributions above the minimum legal requirements. A total of $38 million of cash contributions were made to the plans in 2002.

STOCK OPTION PLANS

During the year, the Company issued a total of 474,321 options. In respect of the new recommendations of the CICA Handbook, we presented, in note 16 (b) of the consolidated financial statements, compensation costs that would be determined using the fair value based method at the date of grant for those options. This would have resulted in a diluted earnings per share of $1.75 instead of $1.76 reported in the consolidated statements of income. Shares reserved for issuance total 7.6 million as at December 31, 2002, of which 3.5 million are currently outstanding.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Despite the difficult economic environment, our continuing focus on the execution of our initiatives and management discipline regarding cost containment resulted in strong cash flow from operations. In 2002, free cash flow from operations was $320 million, compared to $287 million in 2001. Free cash flow generation is being fully dedicated to improve our financial condition through repayment of long-term debt and increase returns to shareholders by increasing dividends on equity shares.

CASH FLOW FROM OPERATING ACTIVITIES

Cash flow from operating activities was $513 million in 2002, compared with $577 million in 2001. This reduction in the amount of funds generated from operations is mainly attributable to cash costs associated with our restructuring activities in 2002 and the significantly reduction of the investment in working capital in 2001 when compared to 2002.

Working capital in 2002 was ($209) million, compared to ($195) million in 2001. The increase in trade receivables due to the impact of business acquisitions and lower level of securitization, was offset by increased trade payables and accrued liabilities.

Weighted average assumptions used in the
measurement of the Company's pension benefits

	2002	2001
Discount rate	6.7%	7.0%
Expected return on plan assets	8.2%	9.7%
Rate of compensation increase	3.4%	3.4%

Figure 5

FINANCING ACTIVITIES

During the first quarter of 2002, we repurchased for cancellation, under the Normal Course Issuer Bid program initiated in April 2001, a total of 148,500 Subordinate Voting Shares for a net cash consideration of Cdn$5.2 million ($3.5 million). In total, purchases made under the 2001 program were for 3,692,200 Subordinate Voting Shares for a net cash consideration of Cdn$149.0 million ($101.7 million).

In the fourth quarter of 2002, the holders of the Series 2 Preferred Shares exercised their right to convert their shares on a one-for-one basis into Series 3 Preferred Shares. The Series 3 Preferred Shares are entitled to a fixed quarterly dividend of Cdn$0.3845 per share.

Dividends paid to shareholders of Multiple Voting Shares and Subordinate Voting Shares totaled $0.49 per share, compared to $0.46 per share in 2001 and $0.33 per share in 2000, an increase of 7% over 2001 and 48% from 2000.

We paid dividends of Cdn$1.25 per share on our First Preferred Shares, Series 2 in 2002. Dividends of Cdn$1.25 per share were paid in 2001 and in 2000 on First Preferred Shares, Series 2. We paid dividends of Cdn$1.69 per share on our First Preferred Shares, Series 4, and Cdn$1.73 per share on our First Preferred Shares, Series 5, in 2002. In 2001, we paid Cdn$1.27 and Cdn$0.51 per share on our First Preferred Shares, Series 4 and 5 respectively.

CASH USED IN INVESTING ACTIVITIES

In 2002, capital expenditures were targeted to the implementation of the various restructuring initiatives together with customer-driven projects that will improve service and our cost position. We invested $185 million on capital expenditure projects, compared to $278 million in 2001. Key expenditures included the following items:

  •
  North America

The expansion and improvements of our Retail platform including the relocation of our Ontario, California facility to a new 196,000 square foot facility nearby Riverside.

A new 3.08 meters gravure press at our Franklin, Kentucky facility to service L.L. Bean and retail customers.

Several smaller projects related to our restructuring activities.

  •
  Europe

The addition of a new 48-page commercial press to increase capacity in our Spanish platform.

  •
  Latin America

The continued expansion of our Directory business in Mexico DF.

In March 2002, we acquired European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in Europe. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. This investment complements our European Gravure platform, and comes with a $400 million (exclusive of paper) long-term printing contract for Hachette's magazines in Europe.

We also entered into a binding agreement to purchase, in 2004, the remaining 50% interest of Helio Charleroi in Belgium, an E2G's subsidiary.

During the year 2002, we also acquired some minority interests in North America and in Europe.

FINANCIAL POSITION

Once again this year, we have succeeded in reducing debt levels, and our debt-to-capitalization ratio improved to 40:60, from 46:54 in 2001. As at December 31, 2002, our total debt, plus accounts receivable securitization, was $2,472 million, $357 million lower than last year (see figure 6). This improved financial condition, combined with the operating leverage resulting from the various restructuring initiatives, uniquely position us to grow as markets recover through organic growth and as we resume our external growth strategy.

The average annual cash obligations over the next three years represent approximately 10% of the 2002 EBITDA before restructuring and other charges (see figure 7).

We believe that our liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future. Our total mandatory principal payments on long-term debt are $39 million in 2003 and $25 million in 2004.

Total Debt and Accounts Receivable Securitization ($ millions)

	December 31, 2002	December 31, 2001
Bank indebtedness	$0.3	$0.1
Current portion of long-term debt	38.5	57.0
Long-term debt	1,668.6	1,961.9
Convertible notes	115.0	113.3

Total debt	$1,822.4	$2,132.3
Accounts receivable securitization	649.7	697.0

Total debt and accounts receivable securitization	$2,472.1 $	2,829.3

Figure 6

RESTRUCTURING

The restructuring initiatives announced in October 2001 were substantially completed as at December 31, 2002. Nearly 3,000 employees' positions were eliminated, 10 facilities closed and more than 30 pieces of equipment have been successfully relocated. In the fourth quarter of 2002, one of the plant shutdowns that formed part of the 2001-2002 restructuring plan was cancelled due to continuation of a contract expected to be terminated. This provided sufficient work to utilize the equipment originally targeted for decommissioning. In addition, management addressed the French platform and approved new restructuring initiatives including further reduction of employee positions and decommissioning of certain non-competitive assets. This new plan includes also a new reduction in force program in North America resulting from duplication of activities.

Restructuring and other charges, as at December 31, 2002, were $19.6 million. This includes $13.3 million required to complete the 2001 restructuring initiatives, mostly related to employee

Contractual Cash Obligations ($ millions)

	2003	2004	2005	2006	2007	2008 and thereafter
Long-term debt and convertible notes	2	6	—	250	406	1,074
Capital leases	37	19	11	8	4	16
Operating leases	88	75	67	55	42	80

Total contractual cash obligations	127	100	78	313	452	1,170

Figure 7

Financial Condition and Results of Operations (cont'd)

termination costs. In addition, it also includes a reversal of $40.1 million, mainly related to our decision not to close a plant, as explained in the preceding paragraph. This reversal consists of $18.4 million of asset impairments and $21.7 million for related restructuring.

The new initiatives in 2002 comprise the following three basic components:

  •
  Cash costs relating to the severance of employees and other restructuring costs of $30.0 million.

  •
  Write-down of assets of $6.5 million associated with the impairment of assets that will no longer be used.

  •
  Other special charges of $9.9 million for the write-down of investments to their expected realizable value. The large portion relates to our equity shares in Q-Media Services Corporation that went into receivership at the end of December 2002.

In 2001, due to the unprecedented economic fallout following September 11th, we announced that we would restructure our business with the aim of removing the least efficient equipment, without materially affecting the overall capacity of our platform. The restructuring and other charges required to achieve this goal totaled $273 million. The restructuring plan involved the closure of facilities, together with the rationalization of numerous other plants. The restructuring and other charges included the following three basic components:

  •
  Cash costs relating to the severance of employees, real estate and other costs associated with exiting facilities;

  •
  Non-cash costs of $114 million associated with the impairment of assets that will no longer be used in the business on an ongoing basis;

  •
  Non-cash costs of $29 million associated with exiting investments and non-core businesses, together with cash costs of $15 million required in order to complete the World Color integration.

RISK MANAGEMENT

In the normal course of business, we are exposed to changes in interest rates and foreign exchange rates. We manage our interest rate exposure by having a balanced variety of debt maturities as well as a combination of fixed and floating rate obligations. In addition, we have entered into interest rate swap agreements to manage this exposure. Contracts outstanding at year-end have a notional value of $583 million. These contracts expire between January 2003 and March 2006.

We have also entered into foreign-exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on our net investments. Foreign-exchange forward contracts and cross-currency interest rate swap contracts outstanding at year-end have a notional value of $589 million and $221 million respectively, and expire between January 2003 and December 2007.

While the counterpart of these agreements exposes us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the parties with whom we deal. We do not hold or issue any derivative financial instruments for speculative purposes. Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base.

As of December 31, 2002, we had no significant concentrations of credit risk. We believe that the product and geographic diversity of our customer base is instrumental in reducing our credit risk, as well as having a positive impact on our local market or product-line demand. We have long-term contracts with most of our largest customers. These contracts generally include price-adjustment clauses based on the cost of paper, ink and labor. We do not believe that we are exposed to an unusual level of customer credit risk.

The primary raw materials used in our manufacturing process are paper and ink. We use our purchasing power as one of the major buyers in the printing industry to obtain among the best prices, terms, quality control and service. To maximize our purchasing power, we negotiate with a limited number of suppliers.

In 2002, we had 74 collective bargaining agreements in North America. Of this total, 11 agreements expired in 2002 and 5 are still under negotiation. In addition, 10 collective bargaining agreements, covering 1,458 employees, will expire in 2003. We have approximately 10,678 unionized employees in North America. Moreover, 56 of our plants in North America are non-unionized.

SEASONALITY

The operations of our business are seasonal, with approximately two-thirds of operating income historically recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

ENVIRONMENTAL MATTERS

During 2002, we have continued to strengthen our approach to environmental management. Eight facilities have now received the ISO-14001 certification, an internationally recognized environmental management standard. Two other plants are planning to use a customized computer software to help them to implement the ISO-14001 environmental management system and to secure certification.

Energy and pollution control is at the center of our commitment to the environment, and this has been particularly important in a year where energy and pollution concerns have risen significantly. This is why we continue to invest in regenerative thermal-oxidizers or 'RTOs' in North America, Europe, as well as Latin America. Now, more than 50 RTOs are installed in 40 of our plants, replacing their less efficient, energy-consumming counterparts by outperforming them in every aspect. They destroy 99% of the pollutants that would otherwise be released into the atmosphere, and use up to 95% less fuel (natural gas) than the other most commonly used-up control device. In 2003, we plan to install at least 5 more RTOs.

RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES IN ACCOUNTING POLICIES

Significant differences between Generally Accepted Accounting Principles (GAAP) in Canada and the United States are presented in Note 22 to the Consolidated Financial Statements. We generate more than 65% of our revenues from the United States. In our efforts to expand our investor base in the United States, we have made significant efforts in the last 3 years to follow new disclosure guidelines and to harmonize our disclosure based on accounting pronouncements in both Canada and the United States.

In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, Goodwill and Other Intangible Assets. Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps as explained in note 2(a) of the Consolidated Financial Statements.

We have adopted Section 3062 effective January 1, 2002. As of the date of adoption, we had unamortized goodwill of approximately $2.5 billion. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The Company conducted the first step of the transitional and annual goodwill impairment test and, based on these tests, determined that there is no impairment. The impact of that change is presented in note 2(a) of the Consolidated Financial Statements.

In November 2001, the CICA approved the modification of Section 1650 of the CICA handbook, Foreign Currency Translation, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. In the first quarter of 2002, we adopted the new recommendation retroactively. The effect of adopting the new recommendation did not have a significant impact on the consolidated balance sheet and consolidated statements of income and retained earnings and cash flows as at December 31, 2002.

Effective January 1, 2002, we adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.

As permitted by Section 3870, we have chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. Please refer to note 2(c) for stock-based compensation.

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

On behalf of Management,

/s/  CARL GAUVREAU

Carl Gauvreau
Senior Vice President
Chief Accounting Officer

EXHIBIT 3

ACCOUNTANTS' CONSENT

[Letterhead of KPMG LLP]

The Board of Directors
Quebecor World Inc. and
the Board of Directors
Quebecor World Capital Corporation

        We consent to the use in the Annual Report on Form 40-F of Quebecor World Inc. filed with the United States Securities and Exchange Commission, of our report dated January 24, 2003 on the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2002 and 2001 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2002, 2001, and 2000, and to the incorporation by reference of such report into (i) the Registration Statements on Form S-8 of Quebecor Printing Inc. (now known as Quebecor World Inc.) (Registration Nos. 333-1662 and 333-8870), (ii) the Registration Statements on Form S-8 of Quebecor World Inc. (Registration Nos. 333-50264 and 333-52858) and (iii) the combined Registration Statement on Forms F-3 and F-9 of Quebecor Printing Inc. (now known as Quebecor World Inc.), Quebecor Printing Capital Corporation (now known as Quebecor World Capital Corporation) and Quebecor Printing Capital GP (now known as Quebecor World Capital GP) (Registration Nos. 333-10360, 333-10360-01 and 333-10360-02).

/s/ KPMG LLP

Chartered Accountants
Montréal, Canada
May 12, 2003

EXHIBIT 4

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Quebecor World Inc. (the "Company") on Form 40-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jean Neveu, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

        (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JEAN NEVEU
Jean Neveu President and Chief Executive Officer

Dated: May 12, 2003

        A signed original of this written statement required by § 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Quebecor World Inc. (the "Company") on Form 40-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Claude Hélie, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

        (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ CLAUDE HÉLIE
Claude Hélie Executive Vice President and Chief Financial Officer

Dated: May 12, 2003

        A signed original of this written statement required by Section 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

QuickLinks

QUEBECOR WORLD INC. ANNUAL REPORT ON FORM 40-F
CONTROLS AND PROCEDURES
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX
QUEBECOR WORLD INC. TABLE OF CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF Financial Condition and Results of Operations
European Financial Highlights ($ millions) (Before restructuring and other charges)
Weighted average assumptions used in the measurement of the Company's pension benefits
Total Debt and Accounts Receivable Securitization ($ millions)
Contractual Cash Obligations ($ millions)
ACCOUNTANTS' CONSENT [Letterhead of KPMG LLP]
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002