Form 40-F
period 2003-12-31
QUEBECOR WORLD INC
filed 2004-05-20
CIK 1003470

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[•]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003 Commission file number 1-14118

QUEBECOR WORLD INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English (if applicable))

CANADA

(Province or other jurisdiction of incorporation or organization)

2572

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8

Tel: (514) 954-0101

(Address and telephone number of Registrant's principal executive offices)

QUEBECOR WORLD (USA) INC.

291 State Street, North Haven, CT 06473

Telephone: (203) 288-2468

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Subordinate voting shares	New York Stock Exchange
______________________	_________________________
Title of each class	Name of each exchange on which registered

Securities Registered or to be registered pursuant to Section 12(g) of the Act

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Guarantees of Debt Securities issued by Quebecor World Capital Corporation, an indirect subsidiary of Registrant

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

        [•] Annual Information form     [•] Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital/or common stock as of the close of the period covered by the annual report.

84,964,837 Subordinate Voting shares Outstanding

46,987,120 Multiple Voting Shares Outstanding

12,000,000 First Preferred Shares Series Outstanding

8,000,000 First Preferred Shares Series 4 Outstanding

7,000,000 First Preferred Shares Series 5 Outstanding

Indicate by check mark whether the Registrant by filling the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

        Yes                 82-                No   •

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

        Yes  •                  No

Material included in this Form 40-F:

  The Annual Information Form of the Registrant dated May 12, 2004

  Management's Discussion and Analysis of Financial Condition and results of Operation and Audited Consolidated Financial Statements of the Registrant, including the Notes thereto, as at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

*************

DISCLOSURE CONTROLS AND PROCEDURES; INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures are defined by the Securities and Exchange Commission (the "Commission") as those controls and other procedures that are designed to ensure that information required to be disclosed in our filings and submissions under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report on Form 40-F and have determined that such disclosure controls and procedures are effective.

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report on Form 40-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

Quebecor World Inc. (the "Registrant") has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's audit committee are Robert Coallier (Chairman), Reginald K. Brack, Robert Normand and Alain Rhéaume.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Registrant has reviewed the definition of "audit committee financial expert" under paragraph 8(b) of General Instruction B to Form 40-F and determined that the Registrant has at least one audit committee financial expert. The names of the audit committee financial experts of the Registrant are Messrs. Robert Coallier, Robert Normand and Alain Rhéaume. The Commission has indicated that the designation of Messrs. Coallier, Normand and Rhéaume as the audit committee financial experts of the Registrant do not (i) make any of Messrs. Coallier, Normand and Rhéaume an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Messrs. Coallier, Normand and Rhéaume that are greater than those imposed on them as members of the audit committee and the Board of Directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees payable to the Registrant's independent auditor, KPMG LLP, for the years ended December 31, 2003, and December 31, 2002, totalled $5,760,000 CAD and $7,872,000 CAD, respectively, as detailed in the following table:

Fees	Financial Year Ended December 31, 2003	Financial Year Ended December 31, 2002

Audit Fees(1)	$3,459,000	$3,329,000

Audit-Related Fees(2)	$774,000	$730,000

Tax Fees(3)	$1,441,000	$3,631,000

All other Fees(4)	$86,000	$182,000

Total Fees:	$5,760,000	$7,872,000

(1)

Refers to all fees incurred in respect of audit services, being the professional services rendered by the Registrant's external auditor for the audit and review of the Registrant's financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2)	Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions.
(3)	Incurred in respect of tax compliance, tax planning and tax advice.
(4)	Refers to all fees not included in audit fees, audit-related fees or tax fees.

Pre-approval policies and procedures

The Registrant's audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The audit committee is determining which non-audit services the external auditor are prohibited from providing and, exceptionally, approving and overseeing the disclosure of permitted non-audit services to be performed by the external auditor.

For the year ended December 31, 2003, none of the services described above were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant and its subsidiaries have certain arrangements and commitments that have financial implications. These arrangements are described in Notes 2a), 8 and 18 to our audited consolidated financial statements for the year ended December 31, 2003 included hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Cash Obligations ($ millions)

	2004	2005	2006	2007	2008	2009 and thereafter
Long-term debt and convertible notes	$8	$—	$530	$261	$202	$949
Capital leases	16	11	8	4	3	17
Operating leases	101	84	68	52	36	108

Total contractual cash obligations	$125	$95	$606	$317	$241	$1,074

For further details on our long-term debt and convertible notes, Capital leases and Operating leases, see Notes 12, 14 and 19 of our audited consolidated financial statements for the year ended December 31, 2003 included hereto.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct, which is a code of ethics (as defined in paragraph 9(b) of General Instruction B of Form 40-F) that applies to all of the Registrant's employees, directors and officers, including the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The text of the Code of Business Conduct of the Registrant is available on the Registrant's web site at www.quebecorworldinc.com in Investors Center under Corporate Governance.

UNDERTAKING

Quebecor World Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certified that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:

QUEBECOR WORLD INC.

/s/ Raynald Lecavalier

Raynald Lecavalier

Vice President, Corporate General Counsel and
Secretary

May 19, 2004

QUEBECOR WORLD INC.

ANNUAL INFORMATION FORM

For the Year Ended

December 31, 2003

May  12, 2004

QUEBECOR WORLD INC.

TABLE OF CONTENTS
DEFINITIONS .............................................................................................................................		3

ITEM 1 - INCORPORATION ...........................................................................................................		3
1.1	Incorporation of Quebecor World Inc. ................................................................................	3
1.2	Subsidiaries ...................................................................................................................	3
1.3	Multiple Voting and Subordinate Voting Shares ....................................................................	4

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS .......................................................................		4

ITEM 3 - NARRATIVE DESCRIPTION OF THE BUSINESS .....................................................................		6
3.1	Description of Segments and Products ...............................................................................	6
3.2	Manufacturing .................................................................................................................	10
3.3	Sales and Marketing ........................................................................................................	11
3.4	Competitive Strengths .....................................................................................................	12
3.5	Capacity Utilization .........................................................................................................	13
3.6	Technology .....................................................................................................................	13
3.7	Purchasing and Raw Materials ...........................................................................................	14
3.8	Competitive Environment .................................................................................................	14
3.9	Risks associated with changes in interest rates, foreign exchange rates and commodity prices ................................................................................	14
3.10	Customers......................................................................................................................	15
3.11	Seasonality of the Corporation's business ..........................................................................	15
3.12	Human Resources ...........................................................................................................	15
3.13	Environmental Regulations ...............................................................................................	15

ITEM 4 - SELECTED CONSOLIDATED FINANCIAL INFORMATION .........................................................		16
4.1	Annual ..........................................................................................................................	16
4.2	Quarterly ......................................................................................................................	17
4.3	Dividends ......................................................................................................................	17

ITEM 5 - MARKET FOR THE NEGOTIATION OF SECURITIES ................................................................		18

ITEM 6 - DIRECTORS AND OFFICERS .............................................................................................		18
6.1	Directors .......................................................................................................................	19
6.2	Executive Officers Who Are Not Directors ...........................................................................	22

ITEM 7 - ADDITIONAL INFORMATION ............................................................................................		24

ITEM 8 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS .......................................................................		25

ITEM 9 - FORWARD-LOOKING STATEMENTS ....................................................................................		25

DEFINITIONS

         In this Annual Information Form, unless the context otherwise requires, "Corporation" refers to Quebecor World Inc., its partnerships, subsidiaries and divisions and their respective predecessors and, for the relevant periods, refers to Quebecor Inc.'s divisions and subsidiaries involved in the commercial printing business, and "Parent" refers to Quebecor Inc., its subsidiaries and divisions and their respective predecessors other than the Corporation, its subsidiaries and divisions and their respective predecessors. References to "dollars," "US$" and "$" are in United States dollars. Unless otherwise indicated, the information contained herein is given as at December 31, 2003.

ITEM 1 - INCORPORATION

1.1     Incorporation of Quebecor World Inc.

         The Corporation was incorporated on February 23, 1989 pursuant to the Canada Business Corporations Act under the name "Quebecor Printing Inc.". On January 1, 1990, the Corporation (as it was then known), Quebecor Printing Group Inc., Quebecor Printing (Canada) Inc., 166599 Canada Inc., Ronalds Printing Atlantic Limited and 148461 Canada Inc. amalgamated under the name "Quebecor Printing Inc." pursuant to the Canada Business Corporations Act. This corporate reorganization was undertaken in order to consolidate the assets of the printing sector of Quebecor Inc., which, prior to such reorganization, consisted of a number of divisions and subsidiaries. The Corporation's articles were amended: (a) on December 7, 1990, in order to subdivide each outstanding share into five shares; (b) on December 14, 1990, in order to create Series 1 Preferred Shares; (c) on February 24, 1992, in order to delete private company restrictions; (d) on April 10, 1992, in order to (i) create three new classes of shares, namely Subordinate Voting Shares, Multiple Voting Shares and First Preferred Shares, issuable in series, (ii) reclassify and change the 39,965,005 outstanding common shares into 39,965,005 Multiple Voting Shares, (iii) reclassify and change the 5,360 outstanding Series 1 Preferred Shares into 5,360 Series 1 First Preferred Shares, and (iv) cancel the unissued preferred and common shares; (e) on April 25, 1994 in order to split the Subordinate Voting Shares and the Multiple Voting Shares so that each shareholder would receive three shares for each two shares held; (f) on April 25, 1996, in order to permit the appointment of one or more directors during the course of the year; (g) on November 5, 1997, in order to create Series 2 and 3 First Preferred Shares; (h) on April 25, 2000, in order to change the name of the Corporation to "Quebecor World Inc."; (i) on February 21, 2001, in order to create Series 4 First Preferred Shares; and (j) on August 10, 2001, in order to create Series 5 First Preferred Shares.

         The head office of the Corporation is located at 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, the telephone number of the Corporation at its head office is (514) 954-0101, the fax number is (514) 954-9624 and its web site is www.quebecorworld.com.

1.2     Subsidiaries

         The following organizational chart shows the Corporation's principal subsidiaries as at March 31, 2004, their jurisdiction of incorporation or continuation and the percentage of voting rights held or controlled, directly or indirectly, by the Corporation. The Corporation does not own or control, directly or indirectly, any non-voting securities of such subsidiaries. Subsidiaries whose total assets and revenues represented (a) individually, less than 10% of the consolidated assets and revenues of the Corporation as at December 31, 2003, and (b) in the aggregate, less than 20% of the consolidated assets and revenues of the Corporation as at December 31, 2003, have not been included.

1.3     Multiple Voting and Subordinate Voting Shares

         The equity shares of the Corporation carrying the right to vote are the Multiple Voting Shares and the Subordinate Voting Shares. The Subordinate Voting Shares, each of which carries the right to one vote, are restricted shares (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. The articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Multiple Voting Shares. However, the Corporation's significant shareholder, Quebecor Inc., has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. Please refer to the Corporation's Management Proxy Circular dated March 31, 2004 for more details in respect of the foregoing at pages 3-4 under "Section 1 - VOTING AND PROXIES - Undertakings in Favour of Holders of Subordinate Voting Shares", which text is incorporated by reference into this Annual Information Form.

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

         Quebecor World Inc., a diversified global commercial printing Corporation, is one of the largest commercial print media services company in the world. Its 2003 revenues reached $6.4 billion. The Corporation offers its customers state-of-the-art web offset, gravure and sheetfed printing capabilities in product categories including magazines, retail inserts, catalogs, specialty printing and direct mail, directories, as well as books, pre-media, logistics and other value-added services. The Corporation is a market leader in most of its product categories. The Corporation believes that the diversity of its customer base, geographic coverage and product segments enhance the overall stability and potential growth of its earnings and cash flow. The Corporation's strategy for growth focuses on increasing its geographic coverage through selective business acquisitions and internal growth.

         The Corporation services its various markets and offers its products through a network of more than 160 plants and related facilities capable of economically servicing virtually all major markets in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Growth Strategy

         In an industry characterized by a high degree of fragmentation and consolidation opportunities, the Corporation has grown historically primarily through acquisitions.

         Since its inception in 1988, the Corporation has made more than 65 acquisitions valued at more than $5.5 billion, 15 of which had an acquisition price in excess of $50 million. The following table sets forth the Corporation's most significant acquisitions since 1988.
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

* Including assumption of long-term debt net of cash and cash equivalent

         In 1999, a subsidiary of the Corporation merged with Greenwich, Connecticut-based World Color Press, Inc., the second-largest commercial printer in the United States which operated 58 facilities in the United States and had approximately 16,000 employees.

         In order to focus on the integration of operations, from both North American and international perspectives, and on the maximization of free cash flow, the Corporation made no significant business acquisitions since the acquisition of World Color Press, Inc. in August 1999 through the close of 2000. The Corporation resumed its external growth strategy in 2001. The Corporation expanded its U.S. retail platform in July 2001 by acquiring Retail Printing Corporation, a web offset retail printer with locations in Nashville, Tennessee and Taunton, Massachusetts.

         In September 2001, the Corporation signed an agreement pending regulatory approval to purchase the European printing business of Hachette Filipacchi Medias (European Graphic Group, or E2G). The acquired assets include printing and bindery facilities in France, as well as Hachette's 50% ownership stake in the rotogravure printing plant of Helio Charleroi in Belgium. Hachette Filipacchi Medias is one of the world's top publishers with 210 magazine titles in 34 countries. All necessary regulatory approvals were obtained and this transaction closed in March 2002 for an aggregate purchase price of $70.7 million. The transaction amount includes a purchase price balance for the 50% stake of the Charleroi Group controlled by the Belgian businessman, Albert Frère. As part of the transaction, Hachette has entered into a long-term agreement with the Corporation for it to print many of Hachette's magazines in Europe, the value of which is estimated to be $400 million (excluding paper) over the term of the contracts.

ITEM 3 - NARRATIVE DESCRIPTION OF THE BUSINESS

         The Corporation has rotogravure, web offset and sheetfed printing capacity for a wide variety of printed materials, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics and other value-added services. Printing services, including design, production and distribution, are offered from more than 160 plants and related facilities located throughout the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

3.1     DESCRIPTION OF SEGMENTS AND PRODUCTS

Description of Segments

         The Corporation operates in the printing industry. Its business units are located in three main geographic segments as follows:
	Years Ended December 31,
	2003		2002
	$	%	$	%
	($ in millions)
Revenues:
North America	5,062.9	79	5,087.6	81
Europe	1,151.4	18	1,002.5	16
Latin America	177.3	3	183.5	3
Intersegment and Other	(0.1)	—	(1.9)	—

Total	6,391.5	100	6,271.7	100

Operating income (loss):*
North America	311.1	94	527.3	94
Europe	30.3	9	38.9	7
Latin America	(3.7)	(1)	14.2	2
Other	(7.3)	(2)	(17.6)	(3)

Total	330.4	100	562.8	100

* Before impairment of assets, restructuring and other charges

         Commercial printing is a very fragmented, capital-intensive manufacturing industry. The North American, European and Latin American printing industries are highly competitive in most product categories and geographic regions. The Corporation believes that the ten largest competitors in the North American and European commercial printing markets have in aggregate less than 25% of the total share of each of their respective markets. In North America alone, there are more than 32,000 commercial printers.

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

         Management believes that both the North American and European printing markets are consolidating and that acquisition targets will continue to be available as larger commercial printers displace medium-size printers and regional competitors. Industry trends in Latin America, which are mirroring historical developments in North America, should also provide acquisition opportunities. Over the past decade, North American and European publishers have outsourced their printing operations. This trend began in the mid-1990s in Europe as demonstrated initially by the decision of Associated Newspapers in 1995 to outsource its printing to the Corporation and, more recently, by the Corporation's acquisition of the European printing assets of Hachette Filipacchi Media in France and Belgium. The Corporation's ongoing partnership with the Brazilian publisher Editora Abril, S.A., which commenced in

2000, is a reflection of a similar trend taking root in Latin America. This segregation of publishing and printing activity should provide independent printers greater acquisition opportunities and enable them to seek printing business with previously captive customers. Management believes that the Corporation is well positioned to continue to take advantage of the consolidation of the North American, European and Latin American commercial printing markets.

         The Corporation is one of the few commercial printers that has the ability to serve customers on a regional, national and global basis. As a result, the Corporation has been able to build a substantial business within each of the American, Canadian and European segments and to pursue its expansion in Latin America.

         In the United States, the Corporation is one of the largest commercial printers with more than 89 plants and related facilities and approximately 23,000 employees operating in 31 states. The Corporation is a leader in the printing of books, magazines, retail inserts, catalogs, specialty printing, and direct mail.

         The Corporation is the largest commercial printer in Canada, with 31 facilities in six provinces and approximately 5,600 employees. It offers a diversified mix of printed products and related value-added services to the domestic market and internationally, including substantial exports to the United States.

         In Europe, the Corporation operates in France, Belgium, Switzerland, the United Kingdom, Spain, Sweden, Austria and Finland, with 31 facilities and approximately 5,900 employees serving customers in 8 European countries. It is the largest independent commercial printer in Europe.

         The Corporation also operates in Latin America with eight facilities and approximately 2,500 employees, as well as in India, where it has one facility and 60 employees.

Description of Products

         The Corporation's revenues by product are as follows:
	For the year ended December 31, 2003
	Canada		USA		North America		Europe		Latin America		Inter- segment	Total
	$	%	$	%	$	%	$	%	$	%		$	%
Magazines	171.3	19	880.2	21	1,051.5	21	616.3	53	26.6	15		1,694.4	26
Retail Inserts	302.3	33	989.0	24	1,291.3	26	215.4	19	13.1	8		1,519.8	24
Catalogs	118.6	13	686.5	16	805.1	16	211.7	18	15.0	8		1,031.8	16
Books	43.4	5	535.2	13	578.6	11	42.4	4	77.1	43		698.1	11
Specialty Printing and Direct Mail	123.2	14	480.4	12	603.6	12	7.6	1	7.8	4		619.0	10
Directories	65.0	7	241.2	6	306.2	6	10.0	1	40.4	23		356.6	6
Pre-Media, Logistics and other Value-Added Services	88.6	10	333.0	8	421.6	8	47.4	4	2.8	2		471.8	7
Inter-segment	(4.6)	(1)	9.6	0	5.0	0	0.6	0	(5.5)	(3)	(0.1)	0.0	0

Total	907.8	100	4,155.1	100	5,062.9	100	1,151.4	100	177.3	100	(0.1)	6,391.5	100

	For the year ended December 31, 2003
	Canada		USA		North America		Europe		Latin America		Inter- segment	Total
	$	%	$	%	$	%	$	%	$	%		$	%
Magazines	153.1	18	963.5	23	1,116.6	22	503.5	50	25.7	14		1,645.8	26
Retail Inserts	273.0	31	931.6	22	1,204.6	24	214.7	22	8.9	5		1,428.2	23
Catalogs	146.3	17	684.3	16	830.6	16	173.3	17	14.6	8		1,018.5	16
Books	43.4	5	574.5	14	617.9	12	38.7	4	77.1	42		733.7	12
Specialty Printing and Direct Mail	108.4	12	476.7	11	585.1	11	10.4	1	8.5	5		604.0	10
Directories	58.7	7	278.9	7	337.6	7	4.8	0	49.0	27		391.4	6
Pre-Media, Logistics and other Value-Added Services	85.4	10	305.9	7	391.3	8	56.1	6	2.7	1		450.1	7
Inter-segment	(1.3)	0	5.2	0	3.9	0	1.0	0	(3.0)	(2)	(1.9)	0.0	0

Total	867.0	100	4,220.6	100	5,087.6	100	1,002.5	100	183.5	100	(1.9)	6,271.7	100

Magazines and Catalogs

         The Corporation is the world's leading printer of consumer magazines. It prints more than 1,000 magazine titles. The Corporation prints 43 percent of the top 100 magazine titles in the United States. It operates a global print platform with operations in the United States, Canada, Europe and Latin America.

         Management believes that the Corporation is the industry leader in producing weekend newspaper magazines. These are four-color magazines inserted in major-market weekend newspapers. In the United States the Corporation prints two syndicated weekend magazines as well as locally edited and distributed weekend newspaper magazines. In the United Kingdom, the Corporation is also an important supplier of weekend supplements. The Corporation also prints comic books for leading companies.

         The Corporation has invested in pre-media (computer-to-plate) and post-press technology to enhance its ability to service this market. For the production of medium to long-run magazines, the Corporation is at an advantage because its plants have selective-binding and ink-jet-imaging capabilities and can utilize the Corporation's mail analysis system.

         The Corporation is the largest printer of catalogs in the world. It prints several hundred different catalogs on an annual basis for many of North America's direct mail retailers. The Corporation offers special catalog services such as list services, to help customers compile effective lists for distribution, selective-binding capacity to allow customers to vary catalog content to meet their customers' demographic and purchase patterns, and ink-jet addressing and messaging to personalize messages for each recipient. This technology partially offsets postage-cost increases by eliminating pages of products that do not fit a buyer's demographic or purchasing profile. The Corporation's global network also allows the Corporation to offer its customers one-stop shopping for all of their catalog needs in North America, Europe and Latin America.

Retail

         The Corporation's major retail inserts customers include large retailers. In North America, the Corporation's 13 rotogravure process printing plants offer both the coast-to-coast manufacturing network and the long-run efficiencies required to serve the larger retail customers. The Corporation has five rotogravure process printing plants in France, one in Belgium and two in Nordic countries. In Canada, the Corporation prints inserts and circulars using web offset and rotogravure processes in accordance with customer requirements. The Corporation also offers digital engraving and related pre-press processes, which both enhances quality and shortens time-to-market.

Commercial and Direct

         Products in these categories include annual reports, corporate prospectuses, promotional literature, calendars, posters, direct-mail products, highly personalized catalog wraps and promotions for the auto industry and other custom items. The Corporation's web and sheetfed printing presses of a smaller size permit the Corporation to offer custom colors, coatings, finishes and specialized binding required to produce a wide variety of print products. The Corporation provides numerous print-related services to customers, including typesetting, pre-press, circulation fulfillment, list management, mailing and distribution, in particular through desktop-publishing and electronic pre-media technology.

         Quebecor Merrill Canada Inc., a subsidiary of the Corporation, offers services of manufacturing operations to serve the market for financial documents, prospectuses, annual reports and related printing.

         The Corporation's Direct division is a leader in the application of versioning, ink jet addressing, print-on-demand technology and computer-to-plate techniques which are critical to the customized production and compressed cycle times that customers demand today.

Book

         The Corporation is a North American industry leader in book manufacturing. The Book Group is an industry leader in the application of new technologies for book production including electronic pre-media, information networking, digital printing, computer-to-plate and electronic data interchange. With plants in the United States, Spain, and Latin America, the Corporation serves internationally more than 1,000 publisher customers.

         In keeping with its full-service approach, the Corporation also provides on-demand digital printing services for small quantities of books, brochures, technical documents and similar products to be produced quickly and at a relatively low cost.

Directory

         The Corporation specializes in telephone directories and is the largest directory printer in Canada and among the largest directory printers in North America and Latin America. The presence of the Corporation's directory group in the North American market dates back to the late nineteenth century with the printing of Bell Canada's first directories. The Corporation prints telephone and other directories for a large number of companies. In 1994, the Corporation began production of directories for the Indian domestic market at its directory facility near New Delhi, India and in 2002, it started printing directories in Spain.

Pre-Media, Logistics and Other Value-Added Services

         The Corporation is a leader in the transition from conventional pre-press to an all-digital workflow, providing a complete spectrum of film, and digital preparation services, from traditional past-up and colour separation to state-of-the-art, all-digital pre-media, as well as digital emerging and digital archiving. Such pre-media services include the colour electronic pre-media system, which takes art work from idea to final product, and desktop publishing, giving the customer greater control over the finished product. These pre-media services are especially helpful to smaller customers, who may not have the capital to employ such equipment or who may have to rely on third-party vendors, which may result in coordination and delay problems. Our specialized digital and pre-media facilities, which are strategically located close to and, in certain cases, onsite at, customers' facilities, provide our customers high quality, twenty-four hour preparatory services linked directly to the Corporation's various printing facilities. In addition, its computer systems enable the Corporation to electronically exchange both images and textual material directly between the Corporation and the customers' business locations. The integrated pre-media operations provide the Corporation with competitive advantages over traditional pre-press shops that are not able to provide the same level of integrated services. Quebecor World Premedia Service brings together the full range of digital technologies and pre-media assets within the Corporation that allows it to focus on providing a more comprehensive range of solutions to the customer base of the Corporation.

         Other value-added services, including mail list, shipping and distribution expertise, ink-jet personalizing and customer-targeted binding, are rapidly becoming requirements of numerous customers.

         The establishment of Quebecor World Logistics Inc., a subsidiary of the Corporation, has made the Corporation one of the largest and most technologically advanced print transport companies, as well as one of the largest customers by volume of the U.S. Postal Service. Quebecor World Logistics Inc. provides complete logistics services including customized door-to-door planning, management, transportation, delivery and tracking solutions, thereby providing customers with cost-effective, efficient and trackable distribution services.

3.2     MANUFACTURING

Description of Processes and Equipment

         The Corporation uses principally two types of printing processes, rotogravure and offset, which are the most commonly used commercial printing processes. Both processes have undergone substantial technological advances over the past decade, resulting in significant improvements in speed and print quality. The Corporation estimates that in 2003 approximately 75 percent of its revenues by volume were printed using offset and the remainder using the rotogravure process.

Rotogravure

         With 101 rotogravure presses, the Corporation is one of the largest world-wide printers using the rotogravure process. The process uses a copper-coated printing cylinder which is mechanically engraved using high-precision, computer-controlled and diamond-cutting heads. Although the engraving of the printing cylinder is relatively expensive, the printing cylinder itself is extremely durable and cost effective per long run. The rotogravure process has an excellent reputation for the quality of its four-color reproductions on various grades of paper and the very high speed at which it is capable of running.

The rotogravure process is well suited to long-run printing of advertising inserts and circulars, Sunday newspaper magazines and other high-circulation magazines and catalogs. The Corporation believes that its coast-to-coast network of rotogravure facilities in the United States offers both the capacity and locations required by large merchandisers and publishers. The acquisition in March 2002 of the European printing assets of Hachette Filipacchi Medias provides an advantageous position in the rotogravure market in Europe. The Corporation's advanced ability in rotogravure digital pre-media also ensures more efficient and accurate production of the same insert simultaneously in multiple locations, thereby offering the customer the efficiency and cost savings of manufacturing and distribution closer to its end-use markets in reduced time frames.

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

         Heatset web offset involves a press which uses an oven to instantly set or dry the oil-based inks. This permits high speed and better quality and is best suited for printing on glossier papers (coated paper). Heatset web offset is used to print retail inserts, magazines, catalogs and books. The Corporation owns 443 heatset web offset presses.

         Coldset web offset involves a press that does not use an oven to dry the ink, instead using oil-based inks that are absorbed into the paper and dried by oxidation. Coldset web offset is used mainly to print newspapers, books, directories, and some retail inserts. The Corporation owns 55 coldset web offset presses.

         The Corporation owns 182 sheetfed offset presses, which print books, promotional material, covers and direct-mail products.

3.3     SALES AND MARKETING

         The sales and marketing activities of the Corporation are highly integrated and reflect an increasingly global approach to meeting customers' needs that is complemented by product-specific sales efforts. Sales representatives are located in plants or in regional offices throughout North America, Europe, and Latin America, generally close to their customers and prospects. Each sales representative has the ability to sell into any plant in the Corporation's global network. This enables the customer to coordinate simultaneous printing throughout the Corporation's network through one sales representative. Certain of the larger customers centralize the purchase of printing services and, in this regard, the Corporation's ability to provide broad geographical services is clearly an advantage over smaller regional competitors.

         Since 1995, the Corporation has proceeded to complete ISO 9000 series certification at various plants where it operates and it is continuing to ensure that more and more plants will be ISO 9000 series certified. The ISO 9000 series of international standards certify that a company meets quality control requirements in its production processes.

         As of the date of this Annual Information Form, twelve of the Corporation's plants have or are about to receive the ISO-14001 certification, an internationally recognized environmental management system, the goal of which is the continuous improvement in environmental management.

         The Corporation believes that its size and network of locations throughout North America, Europe and Latin America is an advantage over smaller competitors in terms of shipping and distribution. Because of its volume, the Corporation is able to set up pool-shipping systems, which enable customers to ship their products at significant discounts. The discount is achieved through agreements with the postal services, which provides the mailer/customer with a discount if the mailer/customer pays the freight costs to transport the mail closer to the postal services delivery office. The Corporation uses its custom-built mail analysis system, which automatically combines different customers into truck-load shipments and analyzes the cost-savings benefit to the customer. The mail analysis system then generates the necessary forms, bills of lading and freight invoices for the customer.

         Ink-jet personalizing is increasingly being used by many publishers and catalogers. Ink-jet addressing eliminates the additional process of printing paper labels and improves mailing efficiency. Catalogers use ink-jet personalizing in a number of ways. Ink-jet addressing allows both the cover and the order form to be labelled and to show customer-coding information. Furthermore, as catalogers continue to look for methods to increase the level of personalization, the ink-jet process is being used more frequently to add personal messages, specific inserts to frequent buyers, or unique coding information for order entry. Another advantage to ink-jet printing and selective binding is the Corporation's ability to merge lists of names for the same customer or to co-mail different customers to achieve increased postal pre-sort discounts.

3.4     COMPETITIVE STRENGTHS

         Management believes it has certain competitive strengths which enable it to provide enhanced customer service while maintaining a low-cost position in the industry. Such advantages include broad geographic coverage, a single source of printing services, technological capabilities, economies of scale and a large manufacturing base.

         Broad Geographic Coverage. Certain of the Corporation's largest customers utilize simultaneous printing in several of the Corporation's locations. The Corporation is one of the few commercial printers that can service these customers in virtually all of their markets, allowing them to coordinate their requirements. In addition, multi-plant simultaneous printing makes delivery more efficient and lowers distribution costs for national products.

         Single Sourcing. By providing its customers a wide variety of printing, pre-press, post-press and distribution services, the Corporation is able to become a more integral element in its customers' publishing process while simultaneously expanding its sources of revenues. As large customers have centralized their purchasing of printing services, the Corporation's ability to provide a single source for comprehensive printing services and broad geographical coverage is a competitive advantage, since customers are not required to contract with numerous smaller specialized and regional competitors.

         Technological Capabilities. The Corporation is committed to the effective use of state-of-the-art technology, including the development of new printing technologies, upgrade of existing printing assets and further development of integrated services. The Corporation's technological capabilities have enabled it to lower its cost position and to better serve its customers by improving quality, flexibility, speed and cost of production. Keeping pace with the technological developments in the industry requires substantial capital expenditures. Thus, in 2003, the Corporation spent $243.1 million on capital expenditures, including for faster and more efficient presses and pre-press and post-press technologies. In 2004, capital expenditures will be made in order to maintain the Corporation's existing assets and to invest in new projects for expansion in selected markets. The breadth of the Corporation's business enables it to spread technological investments over numerous facilities and product segments and its size enables it to lower its relative cost position by spreading fixed capital investment over a greater base of revenues.

         Economies of Scale. The Corporation enjoys significant economies of scale which, in the opinion of management, provide the Corporation with a cost advantage. The Corporation also purchases a significant amount of printing equipment. Management believes that such purchasing power enables the Corporation to purchase both raw materials, primarily paper and ink, and equipment, on enhanced terms. This purchasing power also ensures availability of raw materials in tight markets. In 1998, the Corporation opened a global procurement office in Fribourg, Switzerland. Global procurement allows the Corporation to achieve economies of scale for materials and equipment.

         By consolidating platforms into fewer but larger and more specialized plants, the Corporation reduces administrative costs and achieves better economies of scale. In addition, increased plant specialization allows for greater efficiency and improved distribution reduces the final cost to customers and improves speed of delivery.

         The growth of new media provides the Corporation with further opportunities to exploit its economies of scale. Increasingly, clients seek to repurpose information so that it can be used in both printed and electronic forms. The Corporation has implemented digital workflows and has provided tools such as its Digital Asset Management System and Automated Publishing System to facilitate the re-use of information in a more cost effective manner than its competitors.

         Large Manufacturing Base. The Corporation's diversity and breadth of plant and press capability, product mix and large customer base facilitate greater capacity utilization. Most presses can produce a variety of printed products, and the Corporation frequently allocates orders among its facilities to optimize their equipment utilization. In addition, the Corporation's large manufacturing base combined with its technological capabilities frequently enable the Corporation to improve customer service and operating margins by transferring technology and maximizing the printing capabilities of its facilities.

         Management believes that further consolidation of the fragmented printing industry will occur due to the advantages of size, the high cost of capital equipment and technology and the demand of many large customers for broad, technologically advanced, continent-wide and international printing services. The Corporation's competitive and financial strengths and its substantial experience in integrating acquired businesses provide it with the ability to take advantage of this industry dynamic. Having established a critical size and the geographic and product diversity required to compete, the Corporation is focused on continuing the expansion of its customer base, markets and scope of services in North America, Europe and Latin America.

3.5     CAPACITY UTILIZATION

         The Corporation's diversity in plant and press capability, product mix and large customer base facilitate greater capacity utilization. Most presses can produce a variety of printed products and the Corporation will frequently allocate orders among its facilities to optimize their utilization. Because the Corporation serves a wide variety of markets, it is able to redeploy equipment, thereby maximizing its utility and extending its useful life. Diversity in plant and press capability enables the Corporation, through central scheduling of the Corporation's presses, to assign a particular order to the machine best suited for it.

3.6     TECHNOLOGY

         The Corporation cooperates with large suppliers in the area of research and development of new printing technologies, materials and processes. The Corporation's capital-improvement programs include adding, replacing and/or upgrading existing equipment.

         The Corporation has continued to invest in faster, more efficient and higher quality presses. Pre-media has continued to witness dramatic enhancements in the digital electronic area, with new computer software and hardware installed to help customers create their pages more quickly and more efficiently. The Corporation has been an industry leader in bringing new imaging services on-line that streamline the process of preparing pages for print. The Corporation was one of the first printers to install desktop publishing, direct-to-film and computer-to-plate systems for offset printing, which eliminates entirely the costly and time-consuming film step in print production. It has furthermore established one of the industry's most sophisticated data communications networks, capable of transmitting a customer's publication files quickly and efficiently from the customer's location to multiple plant locations.

         Management believes that only printers capable of investing and integrating new technology will continue to expand. The Corporation continues to upgrade its U.S. rotogravure network to produce magazines, catalogs, inserts and flyers, and Sunday Magazines. The Corporation became the first commercial printer to install the latest generation of short cut-off tabloid offset presses. These presses print more pages at faster speeds and use less paper than conventional tabloid presses. The Corporation has also invested in new and emerging digital and web-based technologies to improve services, cut costs and expand its range of products.

         The Corporation operates a North American-wide telecommunications network, which enhances the Corporation's ability to move digital files between its facilities and customers quickly, share work among plants, and expand distribution and printing operations.

3.7     PURCHASING AND RAW MATERIALS

         The principal raw materials used in the Corporation's products are paper and ink. In 2003, the Corporation spent approximately $2.3 billion on raw materials. The Corporation exercises its purchasing power to obtain pricing, terms, quality, quality control and service in line with its status as one of the largest industry customers.

         The Corporation negotiates with a limited number of suppliers to maximize its purchasing power, but does not rely on any one supplier. Purchasing activity at both the local plant and corporate level is coordinated in order to increase and benefit from economies of scale. Inventory-control operations are also integrated into the purchasing functions of the Corporation, which has resulted in improvements in inventory turns. Plant inventories are also managed and tracked on a regional basis, increasing the utilization of existing inventories. In addition, most of the Corporation's long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper and ink.

         The Corporation takes pride in offering world-wide procurement service to its customers. The procurement office, located in Fribourg, Switzerland, gives the Corporation a major competitive advantage. By consolidating the activities formerly carried out at four regional offices, the Corporation has been able to reduce administrative costs, standardize procurement and provide customers with assured supply at attractive prices.

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

3.9     RISKS ASSOCIATED WITH CHANGES IN INTEREST RATES, FOREIGN EXCHANGE RATES AND
          COMMODITY PRICES

         In the normal course of business, the Corporation is exposed to changes in interest rates, foreign exchange rates and commodity prices.

         The Corporation manages the interest rate exposure by having a balanced schedule of debt maturities as well as a combination of fixed and floating rate obligations. In addition, the Corporation enters into interest rate swap agreements to manage this exposure.

         The Corporation also enters into foreign exchange forward contracts and cross-currency swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage its foreign exchange exposure on net investments and foreign denominated assets.

         The Corporation also enters into natural gas swap contracts to manage the exposure on this commodity.

         While the counterparties to these agreements expose the Corporation to credit loss in the event of non-performance, the Corporation believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. The Corporation does not hold or issue any derivative financial instruments for speculative or trading purposes.

         Concentrations of credit risk with respect to trade receivables are limited due to the Corporation's diverse operations and large customer base. As at March 31, 2004, the Corporation had no significant concentrations of credit risk.

         Additional information is presented in section entitled "Risk Management" the Management's discussion and analysis of Financial Conditions and Results of Operations at page 29 of the Corporation's 2003 Annual Report.

3.10     CUSTOMERS

         The Corporation believes that the product and geographical diversity of its customer base serve to reduce the impact on the Corporation of dramatic fluctuations in local markets or product-line demand. Many of the Corporation's large customers are under contract. These contracts include price adjustment clauses based on the cost of paper, ink and labor.

3.11     SEASONALITY OF THE CORPORATION'S BUSINESS

         The operations of the Corporation's business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

3.12     HUMAN RESOURCES

         As of March 31, 2004, the Corporation employed approximately 37,000 people, 10,500 of whom were covered by 71 separate collective agreements. Of these, 15 collective agreements covering 2,200  employees are or will expire in 2004. These agreements are limited to single plants and groups of employees within these plants.

         The Corporation believes that its relations with its employees are generally good.

3.13     ENVIRONMENTAL REGULATIONS

         The Corporation is subject to various laws, regulations and government policies in North America, Europe and Latin America relating to the generation, storage, transportation, disposal and environmental emission of various substances, and to environmental protection in general. The Corporation believes that it is in compliance with such laws, regulations and government policies in all material respects. Furthermore, the Corporation does not anticipate that compliance with such environmental statutes will have a material adverse effect upon the Corporation's competitive or consolidated financial position.

         Energy and pollution control also continue to be the heart of Corporation's commitment to the environment. In addition to the expanded installation of regenerative thermal oxidizers for the lithographic offset printing process, the Corporation is now in the middle of upgrading and optimizing the solvent recovery systems used to recover the solvent from the gravure printing process by means of activated carbon. The recovered solvent is then reused in the printing process. The upgrade and optimization program includes an exhaustive assessment of the solvent recovery systems and implementation of improvement measures that will allow the Corporation to have more reliable and efficient systems with additional operating flexibility and standardization across the plants. Furthermore, it will ensure lower energy consumption and strong compliance with regulatory air emission requirements. Since 2002 and until the end of 2004, nearly US$10M will have been invested in this program.

ITEM 4 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1     ANNUAL

         Set forth below are selected consolidated financial data which have been derived from the Corporation's consolidated financial statements for the three most recent financial years ended December 31.

The data below should be read in conjunction with the consolidated financial statements and related notes thereto as well as the items included hereafter. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" at item 8 of this Annual Information Form.

(in millions of US dollars, except per share data & other statistics)

	2003	2002	2001
Consolidated Results
Revenues	$6,391.5	$6,271.7	$6,442.7
Operating income before depreciation and amortization and before IAROC	689.8	898.4	955.6
Operating income before IAROC	330.4	562.8	617.8
IAROC	98.3	19.6	270.0
Operating income (loss)	232.1	543.2	347.8
Net income (loss)*	(31.4)	279.3	22.4
Cash provided by operating activities	461.3	513.4	576.5
Free cash flow from operations**	183.3	319.8	287.2
Operating margin before depreciation and amortization and before IAROC***	10.8%	14.3%	14.8%
Operating margin before IAROC***	5.2%	9.0%	9.6%
Operating margin***	3.6%	8.7%	5.4%

Financial Position
Working capital	$(193.0)	$(213.8)	$(194.5)
Property, plant and equipment	2,581.0	2,610.6	2,634.0
Total assets	6,213.8	6,207.4	6,186.5
Long-term debt (including convertible notes)	2,009.0	1,822.1	2,132.2
First Preferred Shares	456.6	456.6	456.6
Equity Multiple and Subordinate Voting Shares	1,236.5	1,357.3	1,336.7
Debt-to-capitalization	44:56	40:60	46:54

Per Share Data
Earnings (losses)*
Diluted	$(0.50)	$1.76	$—
Diluted before IAROC	$0.03	$1.92	$1.58
Dividends on equity shares	$0.52	$0.49	$0.46
Book value	$15.51	$15.92	$14.39
Market price — TSX close in CDN$	$26.75	$35.00	$35.88
Market price — NYSE close	$20.59	$22.32	$22.56

IAROC: Impairment of assets, restructuring and other charges

*
Effective January 1, 2002, net income and earnings per share reflect the new accounting policy adopted by the Corporation under which goodwill is no longer amortized.

**
Cash provided from operating activities, less capital expenditures net of proceeds from disposals and preferred share dividends.

***
Margins calculated on revenues.

4.2     QUARTERLY

         The table below presents selected financial information for the last eight quarters ending with the most recent fiscal year of the Corporation.

(In millions of US dollars, except per share amounts)

	2003
	First	Second	Third	Fourth
Consolidated Results
Revenues	$1,539.6	$1,513.5	$1,596.8	$1,741.6
Operating income before depreciation and amortization and before IAROC	165.2	133.3	208.5	182.8
Operating income before IAROC	77.8	42.5	120.0	90.1
IAROC	—	81.8	(5.0)	21.5
Operating income (loss)	77.8	(39.3)	125.0	68.6
Net income (loss)	24.5	(61.7)	59.7	(53.9)

Per Share Data
Earnings (losses)
Diluted	$0.12	$(0.51)	$0.38	$(0.48)
Diluted before IAROC	$0.12	$(0.07)	$0.34	$(0.36)

(In millions of US dollars, except per share amounts)

	2002
	First	Second	Third	Fourth
Consolidated Results
Revenues	$1,475.8	$1,469.7	$1,624.7	$1,701.5
Operating income before depreciation and amortization and before IAROC	189.7	211.2	251.3	246.2
Operating income before IAROC	106.8	127.8	167.9	160.3
IAROC	—	—	—	19.6
Operating income	106.8	127.8	167.9	140.7
Net income	46.0	64.2	98.5	70.6

Per Share Data
Earnings
Diluted	$0.28	$0.40	$0.64	$0.44
Diluted before IAROC	$0.28	$0.40	$0.64	$0.61

IAROC: Impairment of assets, restructuring and other charges

4.3     DIVIDENDS

         On May 5, 2004, the Corporation declared a dividend of $0.13 per share on the Multiple Voting Shares and the Subordinate Voting Shares, a dividend of CA$0.3845 per share on the Series 3 Preferred Shares, a dividend of CA$0.4219 per share on the Series 4 Preferred Shares, and a dividend of CA$0.43125 per share on the Series 5 Preferred Shares, which dividends are payable on June 1, 2004 to the shareholders of record at the close of business on May 14, 2004.

         The Corporation has declared and paid semi-annual dividends since October 23, 1992 and quarterly dividends since 1998. The following table presents the annual dividends declared and paid by the Corporation on all of its shares since 1998:
	Multiple Voting Shares and Subordinate Voting Shares	Series 2 Preferred Shares	Series 3 Preferred Shares	Series 4 Preferred Shares	Series 5 Preferred Shares
1998	$0.24	CA$1.3151	N/A	N/A	N/A
1999	$0.28	CA$1.2500	N/A	N/A	N/A
2000	$0.33	CA$1.2500	N/A	N/A	N/A
2001	$0.46	CA$1.2500	N/A	CA$1.2703	CA$0.5069
2002	$0.49	CA$1.2500	N/A	CA$1.6875	CA$1.7250
2003	$0.52	N/A	CA$1.5380	CA$1.6875	CA$1.7250
As of March 1, 2004	$0.13	N/A	CA$0.3845	CA$0.4219	CA$0.43125
As of June 1, 2004	$0.13	N/A	CA$0.3845	CA$0.4219	CA$0.43125

ITEM 5 - MARKET FOR THE NEGOTIATION OF SECURITIES

         The Corporation's Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange and the New York Stock Exchange under the symbol "IQW". The Corporation's Series 3 Cumulative Redeemable First Preferred Shares, Series 4 Cumulative Redeemable First Preferred Shares and Series 5 Cumulative Redeemable First Preferred Shares are listed and posted for trading on The Toronto Stock Exchange.

ITEM 6 - DIRECTORS AND OFFICERS

         The following tables set forth the name, municipality of residence and position held within the Corporation of its directors and executive officers, the principal occupation and the term of office of each director, as well as the number of voting shares beneficially held or over which control or direction is exercised by each director of the Corporation. As of May 6, 2004, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 33,028 Subordinate Voting Shares and 46,911,277 Multiple Voting Shares of the Corporation, representing 0.04% and 99.84%, respectively, of the outstanding shares of each such class. The shares so owned or controlled by the directors and executive officers of the Corporation represented 84.50% of all voting rights attached to all the outstanding common shares of the Corporation. The following information is given as of May 6, 2004, except as otherwise noted.

         The principal occupations over the past five years of the Corporation's directors and executive officers are given below, except in certain cases when a director or an executive officer has held more than one position in the same firm or an affiliated firm, in which case only the date of appointment to the most recent position is indicated.

6.1     Directors
Name	Principal Occupation	Director since	Subordinate Voting Shares Owned or Controlled Directly or Indirectly(1)	Units held under the DSU Plan(2)
A. Charles Baillie (C), (D) Toronto, Ontario	Retired Chairman of the Board and Chief Executive Officer of TD Bank Financial Group (Financial services conglomerate)	2003	1,000(3)	2,610
Reginald K. Brack (A), (B), (E) Greenwich, Connecticut	Former Chairman and Chief Executive Officer, Time Inc. (Magazines and books publisher)	2000	2,000	5,805
Derek H. Burney, O.C. (B), (D), (E) Toronto, Ontario	President and Chief Executive Officer of CAE Inc. (Flight and navigation simulation and controls equipment company)	2003	—	2,925
Robert Coallier (A), (B), (E) Sao Paulo, Brazil	President and Chief Executive Officer, Cervejarias Kaiser (Brewing company)	1991	—	9,857
James Doughan (C) Scottsdale, Arizona	Corporate Director, Consultant	2001	—	6,145
The Honourable Richard C. Holbrooke (C) New York, New York	Vice-Chairman of the Board of Perseus, llc (Merchant bank and private equity fund management company)	2003	—	2,133
Eileen A. Mercier (C) Toronto, Ontario	Corporate Director	1999	2,300	2,764
The Right Honourable Brian Mulroney, P.C., C.C., LL.D. (B) Montreal, Quebec	Chairman of the Board of the Corporation and Senior Partner, Ogilvy Renault (Barristers and Solicitors)	1997	4,900(4)	30,608(5)
Jean Neveu Longueuil, Quebec	Chairman of the Board of Quebecor Inc. (communications holding company) and Chairman of the Board of Groupe TVA Inc. (Television broadcasting company)	1989	3,626(6)	3,394(7)
Robert Normand (A), (D) Rosemère, Quebec	Corporate Director	1999	1,000	10,055
Érik Péladeau Rosemère, Quebec	Vice Chairman of the Board of the Corporation, Chairman of the Board of Quebecor Media Inc. (communications company) and Vice Chairman of the Board of Quebecor Inc. (communications holding company)	1989	— (8)(9)	1,693(10)
Pierre Karl Péladeau (B) Montreal, Quebec	President and Chief Executive Officer of the Corporation, President and Chief Executive Officer of Quebecor Inc. (communications holding company), and Chairman of the Board of Nurun Inc. (information technology management consultants)	1989	— (9)(11)	6,635
Alain Rhéaume (A), (D), (E) Montreal, Quebec	President and Chief Operating Officer, Microcell Solutions Inc. (Personal communications services company)(11)	1997	—	8,815

(A) Member of the Audit Committee. (B) Member of the Executive Committee. (C) Member of the Pension Committee.	(D) Member of the Human Resources and Compensation Committee. (E) Member of the Nominating and Corporate Governance Committee.
(1)

This information has been provided to the Corporation by the above directors. This information excludes shares of subsidiaries of the Corporation that may be owned by a director in order to qualify as a director of such subsidiaries under applicable law.

(2)

The amounts in this column are as of March 31, 2004. In 2000, the Corporation implemented a Directors Deferred Stock Unit Plan for the benefit of its directors, which plan was amended in February 2003.

(3)	Shares held by 1260154 Ontario Inc., a company controlled by Mr. Baillie.
(4)	Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor Inc.
(5)	Includes units attributed to The Right Honourable Brian Mulroney in his capacity as Chairman of the Board of Directors of the Corporation.
(6)	Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor Inc.
(7)	No compensation paid for services rendered as director from March 2003 to March 2004, when Mr. Neveu acted as President and Chief Executive Officer of the Corporation.
(8)	Mr. Érik Péladeau directly and indirectly exercises control over 5,340 Class B Subordinate Voting Shares of Quebecor Inc.
(9)

Les Placements Péladeau Inc., a corporation controlled by a trust constituted for the benefit of Messrs. Érik Péladeau and Pierre Karl Péladeau, has voting control over Quebecor Inc., the Corporation's parent company, with 17,465,264 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor Inc. The aforementioned trust also exercises control over Gestion Péladeau Inc., which holds 43,700 Class A Multiple Voting Shares of Quebecor Inc.

(10)	No compensation paid for services rendered as director from October 2001 to March 2004, when Mr. Péladeau acted as Senior Executive Vice president of the Corporation.
(11)	Mr. Pierre Karl Péladeau owns 3,200 Class A Multiple Voting Shares of Quebecor Inc.

         Each director serves until the next annual meeting of shareholders or until a successor is elected or appointed.

         A. Charles Baillie was the Chairman of the Board of TD Bank Financial Group until April 4, 2003. From February 1998 until December 2002, Mr. Baillie served as Chairman of the Board and Chief Executive Officer of TD Bank Financial Group. He has been a director of the Corporation since 2003.

         Reginald K. Brack was the Chairman and CEO of Time Inc., the world's largest magazine publisher. He served as Chairman until June 1997. He has been a director of the Corporation since 2000.

         Derek H. Burney, O.C. has been the President and Chief Executive Officer of CAE Inc. since October 1999. From January 1993 until October 1999, he was Chairman of the Board and Chief Executive Officer of Bell Canada International. He has been a director of the Corporation since 2003.

         Robert Coallier is President and Chief Executive Officer of Cervejarias Kaiser (a brewing company in Brazil and a subsidiary of Molson Inc.). From May 2000 until July 2002, Mr. Coallier was Executive Vice President and Chief Financial Officer of Molson Inc. (a brewing company). Prior to May 2000, he occupied the position of Vice President and Chief Financial Officer of C-MAC Industries Inc. (parent company of a multinational industrial group in the field of state-of-the-art microelectronics) since July 1996. He has been a director of the Corporation since 1991.

         James Doughan has been a corporate director since July 2000. He acted as a consultant to Gaylord Container from August 1999 to July 2000. He was President and Chief Executive Officer of Abitibi-Consolidated Inc. (a pulp and paper company) from 1997 to 1999. He has been a director of the Corporation since 2001.

         The Honourable Richard C. Holbrooke is Vice-Chairman of the Board of Perseus, llc (a merchant bank and private equity fund management company). From August 1999 until January 2001, he served as Ambassador of the United States to the United Nations and as a member of President Clinton's cabinet. From February 1996 until August 1999, he was Vice-Chairman of the Board of Credit Suisse First Boston (USA), Inc. (an investment bank and financial services firm). He has been a director of the Corporation since 2003.

         Eileen A. Mercier was Vice Chair of the Board, Workplace Safety and Insurance Board (Ontario) (a workers' compensation system) from July 1996 to November 2003. She has been a director of the Corporation since 1999.

         The Right Honourable Brian Mulroney, P.C., C.C., LL.D., has been Chairman of the Board of the Corporation since April 2002. He served as Chairman of the Board of Sun Media Corporation (a newspaper publishing company) from January 2000 to June 2001 and he has been a Senior Partner of Ogilvy Renault (a law firm) since July 1993. He has been a director of the Corporation since 1997.

         Jean Neveu was President and Chief Executive Officer of the Corporation from March 18, 2003 to March 12, 2004. From December 1997 until April 2002, he served as Chairman of the Board of the Corporation. He served as Chairman of the Board and Chief Executive Officer of the Corporation from February 1989 until December 1997. He was President and Chief Executive Officer of the Parent from December 1997 until April 1999, and, since that date, he has served as Chairman of the Board of the Parent. He has also served as Chairman of the Board of Groupe TVA Inc. (a television broadcasting company) since November 2001. He has been a director of the Corporation since 1989.

         Robert Normand has been a corporate director of a number of private and public corporations since 1997. He has been a director of the Corporation since 1999.

         Érik Péladeau has been Vice Chairman of the Board of the Corporation since October 2001 and Senior Executive Vice President of the Corporation from October 2001 until March 12, 2004. He has been Vice Chairman of the Board of the Parent since April 1999. He has been Chairman of the Board of Quebecor Media Inc. (a communications company) since March 12, 2004 and served as its Vice-Chairman from February 2001 to March 2004. He is also Chairman of the Board of Joncas Postexperts Inc. (a postal and mailing specialist company) since May 1999. He was Chairman of the Board of Quebecor Communications Inc. (a communications company) from December 1997 until December, 2003 and was Vice Chairman of the Board of Sun Media Corporation (a newspaper publishing company) from February 1999 to July 2001. He has been a director of the Corporation since 1989.

         Pierre Karl Péladeau was named President and Chief Executive Officer of the Corporation on March 12, 2004. He has been President and Chief Executive Officer of the Parent since April 1999 and he served as President and Chief Executive Officer of Quebecor Media Inc. from February 2001 until March 2004. He served as Vice Chairman of the Board of the Corporation from April 1999 until September 2001. He has also been Chairman of the Board of Nurun Inc. (information technology company) since January 2000. He was Vice Chairman of the Board of Sun Media Corporation from February 1999 to July 2001. He was Vice Chairman of the Board of the Parent from December 1997 to April 1999. From April 1998 until April 1999, he was Executive Vice President and Chief Operating Officer of the Corporation. He has been a director of the Corporation since 1989.

         Alain Rhéaume has been President and Chief Operating Officer of Microcell Solutions Inc. (personal communications services company) since May 2003. He was President and Chief Executive Officer of Microcell PCS from February 2001until April 2003. From May 1996 until February 2001, he was Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. He has been a director of the Corporation since 1997.

6.2     Executive Officers Who Are Not Directors
Name and municipality of residence	Function within the Corporation
Claude Hélie Longueuil, Quebec	Executive Vice President and Chief Financial Officer
David Boles Hingham, Massachussets	Chief Operating Officer, Quebecor World North America
John Dickin York, England	Chief Operating Officer, Europe
Guy Trahan Buenos Aires, Argentina	President, Quebecor World Latin America
Yvan Lesniak Marne la Vallée, France	Managing Director of Operations, Quebecor World France
David Blair Toronto, Ontario	Senior Vice President, Manufacturing, Environment and Technology
Carl Gauvreau Longueuil, Quebec	Senior Vice President and Chief Accounting Officer
Louise Desjardins Rosemère, Quebec	Vice President, Taxation
Raynald Lecavalier Longueuil, Quebec	Vice President, Corporate General Counsel and Secretary
Sylvain Levert Candiac, Quebec	Vice President, Procurement
Roger Martel Repentigny, Quebec	Vice President, Internal Audit
Jeremy Roberts St-Lazare, Quebec	Vice President, Investor Relations and Treasury
Hugues Simard Montreal, Quebec	Vice President, Development and Planning
Julie Tremblay Montreal, Quebec	Vice President, Human Resources
Diane Dubé La Prairie, Quebec	Corporate Controller
Nicolas Lavoie Candiac, Quebec	Assistant Treasurer, Corporate Finance
Tony Ross Montreal, Quebec	Director, Communications
Caroline McNicoll Longueuil, Quebec	Legal Counsel and Assistant Secretary

         Claude Hélie has been Executive Vice President and Chief Financial Officer of the Corporation since February 2003. From April 2000 until his appointment as Executive Vice President and Chief Financial Officer of the Corporation, Mr. Hélie served as Executive Vice President and Chief Financial Officer of the Parent. From July 1994 to April 2000, Mr. Hélie was Vice-President and Chief Financial Officer of Donohue Inc. (a pulp and paper company).

         David Boles has been Chief Operating Officer, Quebecor World North America since March 2003. From September 2002 until March 2003, he was Co-Chief Operating Officer, Quebecor World North America. Prior to September 2002, he served as President of the North America Retail Insert and Sunday Magazine Group of the Corporation.

         Guy Trahan has been President of Quebecor World Latin America since July 1997.

         John Dickin has been Chief Operating Officer, Europe since April 2002. From October 2001 until April 2002, he was Executive Vice President, Quebecor World Europe. From 1996 until October 2001, he was Managing Director, Quebecor World, Corby.

         Yvan Lesniak has been Managing Director of Operations of Quebecor World France S.A. since June 2003. From 2000 until June 2003, he was Executive Vice President of Quebecor World France. From 1998 until 2000, he was Vice President, Sales for Quebecor World France.

         David Blair has been Senior Vice President, Manufacturing, Environment and Technology since April 2002. From June 2001 to April 2002, he was Vice President, Manufacturing, Technologies and Environment of the Corporation. From January 1999 to June 2001, he was Vice President, Manufacturing of the Corporation. From January 1997 to December 1998, he was Vice President, Technical Services of the Corporation.

         Carl Gauvreau has been Senior Vice President and Chief Accounting Officer since November 2002. From April 2002 until November 2002, he was Senior Vice President - Advisor to the Office of the Chairman of the Board of the Corporation. From March 2001 to April 2002, he was Senior Vice President, Finance - North America of the Corporation. From September 1999 to March 2001, he was Vice-President and Corporate Controller. He was Corporate Controller from July 1997 to September 1999.

         Louise Desjardins was named Vice President, Taxation of the Corporation as of May 3, 2004. From February 2000 until April 2004, she served as Director, Taxation of Abitibi-Consolidated Inc. and from August 1995 until March 2000, as Director, Taxation of St-Lawrence Cement.

         Raynald Lecavalier has been Vice President, Corporate General Counsel and Secretary of the Corporation since September 2002. From January 2002 until September 2002, he was Assistant Vice President, Legal and Environmental Affairs and Assistant Secretary of the Corporation. From July 1996 to January 2002, he was Director of Legal Affairs and Assistant Secretary of the Corporation.

         Sylvain Levert has been Vice President, Procurement of the Corporation since November 2003. He was Vice President, Corporate Services and Logistics (Switzerland) from October 1998 to November 2003. He was Director, Business Development of the Corporation from July 1997 to October 1998.

         Roger Martel was named Vice President, Internal Audit of the Corporation on February 16, 2004. He is responsible for Internal Audit of both Quebecor Inc. and Quebecor Media Inc. From February 2001 to February 2004, he was Principal Director, Internal Audit of Quebecor Media Inc. Prior to that, he was a Internal Auditor of Le Groupe Vidéotron Ltée.

         Jeremy Roberts has been Vice President, Investor Relations and Treasury since May 2003. From September 2000 until May 2003, he was Director, Corporate Finance and Investor Relations. He was Assistant Treasurer of the Corporation from November 1997 until September 2000.

         Hugues Simard was named Vice President, Development and Planning of the Corporation in September 2003. From February 2003 until September 2003, he was Vice President, Corporate Development of Quebecor Media Inc. From July 2000 until February 2003, Mr. Simard was President and Chief Executive Officer of Canoe Inc. and Netgraphe Inc., a publicly-listed corporation controlled by Quebecor Media. He was Vice President, Corporate Development of Quebecor New Media from July 1999 to July 2000 and Director, Business Development of the Corporation from July 1998 to July 1999. Prior to that, Mr. Simard worked in Investment Banking.

         Julie Tremblay has been Vice President, Human Resources since April 2003. From August 1998 to April 2003, she was Vice President, Human Resources of the Parent.

         Diane Dubé has been Corporate Controller since June 2003. From February 2001 to June 2003, she was Assistant Vice President, Corporate Controller. From February 1998 to February 2001, she was Director Financial Accounting and Systems. From May 1991 to February 1998, she held several positions in the Accounting Department of the Corporation.

         Nicolas Lavoie has been Assistant Treasurer, Corporate Finance of the Corporation since March 2001. From May 1998 to March 2001, he was Chief Financial Analyst, Treasury Department of the Corporation. From May 1995 to May 1998, he was a Financial Analyst of the Société Générale de Financement du Québec.

         Tony Ross has been Director, Communications since August 2000. From 1997 to August 2000, he was Executive Producer at Canadian Broadcasting Corporation (a television broadcasting company).

         Caroline McNicoll has been Legal Counsel since November 2003 and was named Assistant Secretary of the Corporation on January 27, 2004. From August 2001 to November 2003, she was Legal Counsel at Bombardier Transportation, Total Transit Systems Division. From August 2000 to August 2001, she completed a master's degree in International business law at the University of Ottawa. From October 1997 to August 2000, she practiced law at a private law firm.

ITEM 7 - ADDITIONAL INFORMATION

         The Corporation will provide the following documents to any person or corporation, upon request to the Corporate Secretary, Quebecor World Inc., 612 Saint-Jacques St., Montreal, Quebec, Canada, H3C 4M8:

         (a)

when the securities of the Corporation are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, (i) one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form, (ii) one copy of the consolidated financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements for its most recently completed financial year, (iii) one copy of the management proxy circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and that are not required to be provided under (i) to (iii) above; or

         (b)

at any other time, one copy of any other documents referred to in (a) (i) to (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person or Corporation who is not a securityholder of the Corporation.

         Additional information, including information on the compensation of directors and executive officers, loans to executives, the principal holders of securities of the Corporation, as well as the stock option plans and interest of insiders in material transactions, as the case may be, are presented in the Corporation's management proxy circular pertaining to the annual meeting of the shareholders held on May 5, 2004. Additional financial information, in particular, the audited consolidated financial statements, are included in the Annual Report to the shareholders of the Corporation for the year ended December 31, 2003.

ITEM 8 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Management's Discussion and Analysis of the Financial Condition and Results of Operations for the year ended December 31, 2003 is presented at pages 22 to 35 of the Corporation's 2003 Annual Report (Financial Review), which analysis is incorporated by reference herein. As a supplement to the discussion and analysis, please refer to the Consolidated Financial Statements for the years ended December 31, 2003 and 2002 and to the notes to the consolidated financial statements at pages 36 to 70 of the Corporation's 2003 Annual Report (Financial Review), such consolidated financial statements and such notes being incorporated by reference herein.

ITEM 9 - FORWARD-LOOKING STATEMENTS

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

        Quebecor World Inc. is one of the largest commercial print media services company in the world. Quebecor World is the market leader in most of its product categories and geographies. This market-leading position has been built through a combination of integrating acquisitions, investment in key strategic technologies and a commitment to build long-term partnerships with the world's leading print media customers.

        Quebecor World has facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

        Certain measures used in this discussion and analysis do not have any standardized meaning under Canadian Generally Accepted Accounting Principles (GAAP). When used, these measures are defined in such terms to allow the reconciliation to the closest GAAP measure. Numerical reconciliations are provided in figures 9 and 10. It is not likely that these measures could be compared to similar measures presented by other companies.

        The Company's 2003 results were deeply affected by a very difficult economic environment in the print media industry. Weak advertising spending and global overcapacity in the industry resulted in a significant price erosion. This environment negatively impacted results in all the Company's markets.

        To face these challenges, management's approach has been to secure and increase new and existing volume and to adopt an uncompromising focus on costs.

        The Company competed aggressively and this is reflected in the volume increase in most markets as a result of contract extensions and new gains at market prices.

        To mitigate the pricing decline, the Company continued to focus on cost reduction and cost containment. Early in 2003 and throughout the year, new management performed a detailed review of the Company's operations. Through this review, management identified additional restructuring initiatives to address the competitive environment. This involved a general workforce reduction across the platform, the closure of four smaller facilities in North America and the decommissioning of underperforming assets. In addition, progress was made in terms of streamlining the workforce and cutting overhead expenses, achieved through consolidation of corporate functions and relocation of certain sales offices into plants. To further reduce costs, the Company took advantage of lower interest rates to refinance debt with the proceeds of a new $600 million issuance of long-term debt.

        Ultimately, all of these cost reduction measures will lower the cost base and allow the Company to harvest the benefits when markets recover.

Revenue by Product ($ millions)
For the year ended December 31

Figure 1

FOURTH QUARTER IN REVIEW

        In the fourth quarter of 2003, the Company continued to face challenges in difficult markets and overcapacity in the print industry. The Company's consolidated revenues increased from $1,701 million in 2002 to $1,742 million in 2003, an increase of 2%, essentially explained by the favourable impact of currency translation of $95 million. Excluding this impact, revenues for the fourth quarter followed the same trend as in the third quarter, decreasing 3% compared to the same period last year (5% decrease in the third quarter of 2003). Despite this decrease, volume was up in virtually all of the Company's business groups. Lower prices were the main factor for the decrease in revenues.

        The Company assesses performance based on operating income before impairment of assets, restructuring and other charges. The following operating analyses are before impairment of assets, restructuring and other charges.

        During the fourth quarter of 2003, the Company incurred specific charges that reduced operating income totalling $22.7 million of which $13.9 million was related to North America, $3.4 million to Europe and the balance to Latin America and other provisions. Most of the charge, or $18.2 million, was included in selling, general and administrative expenses. Of the $13.9 million related to North America, there was $6.3 million for lease provisions and a $5.0 million provision for doubtful accounts.

        In the fourth quarter of 2003, operating income, before impairment of assets, restructuring and other charges, fell by 44% to $90 million, from $160 million in 2002. Operating margin, on the same basis, declined to 5.2% from 9.4% in 2002. Depreciation and amortization were $86 million in the fourth quarter of 2003, compared to $81 million in 2002.

        Selling, general and administrative expenses were $152 million compared with $125 million in 2002, an increase of $27 million. Excluding the specific charges of $18.2 million, of which $8.2 million was for bad debts and $6.3 million was for lease provisions, and the impact of currency translation of $8.9 million, selling, general and administrative expenses were flat with the fourth quarter of last year. The savings from the workforce reduction and other cost containment measures were offset by the increasing employee benefit expenses, such as medical, pension and accounting for stock-based compensation. However, as explained in section "Year 2003 in Review", on a full year basis, selling, general and administrative expenses were down by $32 million when compared to 2002.

Impact of Foreign Currency and Business Acquisition
($ millions)

	Periods ended December 31, 2003
	Three months	Twelve months
Revenues
Foreign currency impact	$95.2	$260.8
Business acquisition	—	24.1

Total	$95.2	$284.9

Operating income
Foreign currency impact	$2.7	$5.0
Business acquisition	—	(0.2)

Total	$2.7	$4.8

Figure 2

        During the fourth quarter, the Company continued its restructuring initiatives and recorded a net restructuring charge of $21.5 million, which reflected further work-force reduction and additional impairment of assets. These measures are described in section "Impairment of Assets and Restructuring Initiatives".

        Financial expenses were $84 million in the fourth quarter of 2003, compared to $43 million in 2002. The 2003 results included a $30 million charge on extinguishment of long-term debt related to the redemption of the 8.375% senior notes and the repurchase of 89.6% of the 7.75% senior notes. The effect of this transaction is expected to lower interest expense by approximately $12 million per year. This quarter's financial expenses also included an exchange loss of $5 million from the currency translation adjustment account due to the reduction of a net investment in Latin America. Excluding these two events, financial expenses increased by $6 million from last year. The higher expenses were mainly due to a higher level of debt in the fourth quarter of 2003 combined with the net impact of the currency mix of the debt portfolio and losses on foreign exchange related to the weaker U.S. dollar.

        Income taxes were $37 million in the fourth quarter of 2003 compared with $26 million in 2002. The increase in income taxes was due to two items, namely an adjustment of the average tax rate applied on cumulative temporary differences within different states in the United States for $28 million and an additional charge of $18 million reflecting a revised expectation of tax asset recovery and liabilities from prior years. When excluding these items, the income tax would be a recovery, since earnings before taxes were generated in jurisdictions with lower tax rates whereas income taxes on restructuring and other charges were recovered in jurisdictions with higher tax rates.

        For the fourth quarter ended December 31, 2003, the Company reported a diluted loss per share of $0.48 compared to a diluted earnings per share of $0.44 in 2002. These results incorporated impairment of assets, restructuring and other charges of $21.5 million ($15.7 million net of taxes) or $0.12 per share compared with $19.6 million ($24.1 million net of taxes) or $0.17 per share in 2002. Excluding the effect of impairment of assets, restructuring and other charges, the fourth quarter of 2003 resulted in loss per share of $0.36 compared with earnings per share of $0.61 in the same period of 2002. The specific charges of $22.7 million ($13.7 million net of taxes) also negatively impacted earnings per share by $0.10. The refinancing of the long-term debt which generated a charge on extinguishment of long-term debt of $30 million ($18 million net of taxes) and a $5 million loss from the currency translation adjustment further lowered earnings per share by $0.18.

        The combined effect of the items affecting the tax expense described above was $0.35 on earnings per share ($46 million reduction of net income) for the fourth quarter.

YEAR 2003 IN REVIEW

        In 2003, the difficult economic environment and the global overcapacity in the print media industry resulted in increased competition and severe pressure on prices. In reaction to this environment, the Company's approach was to secure and increase new and existing volume and to contain and reduce costs. These measures were implemented across the platform, on the operational side as well as in the administrative functions.

        Revenue increased from $6,272 million in 2002 to $6,392 million in 2003, an increase of 2%, explained by the favourable impact of currency translation and the aquisition of the printing assets of Hachette Filipacchi Medias (see figure 2). The reduction in revenues when excluding these factors, was a reflection of the pricing pressure in all business segments, despite the overall volume increase.

        On a full year basis, the Company incurred specific charges that reduced operating income totalling $78.8 million of which $58.4 million related to North America, and included a $15.0 million adjustment caused by the rapid growth and systems issues in the North American Logistics business, a $16.0 million provision for doubtful accounts and $9.3 million for lease provisions. In Latin America and Europe, specific charges amounted to $8.0 million and $6.1 million, respectively. From the total specific charges, a portion of $37.9 million increased selling, general and administrative expenses.

        Operating income, before impairment of assets, restructuring and other charges, fell by 41% to $330 million in 2003, from $563 million in 2002. Operating margin, on the same basis, declined to 5.2% in 2003 from 9.0% in 2002. Reduced capacity utilization and pricing pressures were largely responsible for the lower operating margin. Operating margin was also negatively affected by increases in pension, utilities and medical expenses (see figure 3)

        Depreciation and amortization were $336 million in 2003, compared to $316 million in 2002. This increase was primarily due to new capital expenditures including the purchase of presses that were previously under operating leases.

Impact of Selected Expenses on Operating Income and EPS

	Year ended December 31, 2003
	Operating Income Increase on 2002	Impact on EPS Net of Taxes
	($ millions)
Selected expenses(1)
Pension	$11.2	$0.05
Utilities	16.2	0.08
Medical	7.2	0.03

Total	$34.6	$0.16

(1)
Excluding the impact of foreign currency and business acquisition.

Figure 3

        Selling, general and administrative expenses were $536 million compared with $507 million in 2002, an increase of $29 million. Excluding specific charges totalling $37.9 million, as well as the impact of currency translation of $23 million, selling, general and administrative expenses improved by $32 million or 6%. This resulted from the work-force reduction and other cost containment measures despite increases in employee benefit expenses, such as medical, pension and accounting for stock-based compensation.

        In 2003, impairment of assets, restructuring and other charges of $98.3 million were recorded following management's detailed review of the Company's operations and administrative functions.

        Financial expenses were $221 million in 2003, compared to $170 million in 2002. The 2003 results included a $30 million charge on extinguishment of long-term debt related to the redemption of the 8.375% senior notes and the repurchase of 89.6% of the 7.75% senior notes in the fourth quarter of 2003. This year's financial expenses also included an exchange loss of $5 million from the currency translation adjustment account for the reduction of a net investment in Latin America. Excluding these two events, financial expenses increased by $16 million from last year. Despite the higher level of debt at year-end, the average volume for the year was similar to the previous year. The higher expenses were mainly due to the net impact of the currency mix of the debt portfolio, the higher fixed component of the debt denominated in U.S. dollars and losses on foreign exchange due to the weaker U.S. dollar.

        Income tax expenses were $39 million in 2003 compared with $91 million in 2002. The income taxes in 2003 include the following two items; an adjustment of the average tax rate applied on cumulative temporary differences within different states in the United States for $28 million; and an additional charge of $25 million reflecting a revised expectation of tax asset recovery and liabilities from prior years. When excluding these items, the income tax would be a recovery, since earnings before taxes were generated in jurisdictions with lower tax rates, whereas income tax on restructuring and other charges were recovered in jurisdictions with higher tax rates.

        For the year ended December 31, 2003, the Company reported a diluted loss per share of $0.50 compared to a diluted earnings per share of $1.76 in 2002. These results incorporated impairment of assets, restructuring and other charges of $98.3 million ($71.3 million net of taxes) or $0.53 per share compared with $19.6 million ($24.1 million net of taxes) or $0.16 per share in 2002. Excluding the effect of impairment of assets, restructuring and other charges, 2003 resulted in diluted earnings per share of $0.03 compared with $1.92 in 2002. The specific charges of $78.8 million ($56.9 million net of taxes) also negatively impacted earnings per share by $0.42. The refinancing of the long-term debt, which generated a charge on extinguishment of long-term debt of $30 million ($18 million net of taxes) and a $5 million loss from the currency translation adjustment further lowered earnings per share by $0.17. The impact of the special tax items as described above also reduced earnings per share by $0.39 ($53 million reduction of net income).

YEAR 2002 IN REVIEW

        Year 2002 was also impacted by a difficult economic environment with declines in volumes and pressures on prices. However, restructuring activities and cost reduction initiatives mitigated the negative impact on the Company's results and resulted in increased operating margins for most of the North American and European (other than France) groups.

        Revenue decreased from $6,443 million in 2001 to $6,272 million in 2002, a decrease of 3%, despite the impact of business acquisitions of $184 million. Operating income, before restructuring and other special charges, fell by 9% to $563 million in 2002, from $618 million in 2001. Operating margin, on the same basis, declined to 9.0% in 2002 from 9.6% in 2001. Reduced capacity utilization and pricing pressures were largely responsible for the lower margin.

        Depreciation and amortization were $316 million in 2002, compared to $317 million in 2001. This slight decrease was primarily due to the closure of facilities and the disposal of equipment following the 2001 restructuring initiatives.

        Selling, general and administrative expenses were $507 million compared with $489 million in 2001. The increase of $18 million was primarily due to business acquisitions and reduction in suppliers' cash discounts related to the cash management strategy. However, this strategy allowed us to reduce our financial expenses.

        In 2002, restructuring and other charges of $20 million were recorded due to difficult market conditions in France, further integration of administrative functions in North America and the write-down of impaired or idle assets.

Segmented Results of Operations ($ millions)
Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others			Total
	2003	2002	2003	2002	2003	2002	2003	2002		2003	2002
Year ended December 31
Revenues	$5,062.9	$5,087.6	$1,151.4	$1,002.5	$177.3	$183.5	$(0.1)	$(1.9	) $	6,391.5	$6,271.7
Operating income (loss) before depreciation and amortization and before IAROC	595.4	797.0	93.5	96.3	6.9	21.7	(6.0)	(16.6)		689.8	898.4
Operating income (loss) before IAROC	311.1	527.3	30.3	38.9	(3.7)	14.2	(7.3)	(17.6)		330.4	562.8
IAROC	78.5	(9.0)	6.8	22.1	11.8	1.0	1.2	5.5		98.3	19.6
Operating income (loss)	232.6	536.3	23.5	16.8	(15.5)	13.2	(8.5)	(23.1)		232.1	543.2
Operating margin before depreciation and amortization and before IAROC	11.8%	15.7%	8.1%	9.7%	3.9%	11.8%				10.8%	14.3%
Operating margin before IAROC	6.1%	10.4%	2.6%	3.9%	(2.1)%	7.7%				5.2%	9.0%
Operating margin	4.6%	10.5%	2.0%	1.7%	(8.7)%	7.2%				3.6%	8.7%

Figure 4

Revenue by Business Group ($ millions)
For the year ended December 31

Figure 5

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

SEGMENT REVIEW

        The following is a review of activity by business group and the operating analysis is before impairment of assets, restructuring and other charges.

North America

        North American revenues for the fourth quarter of 2003 were $1,355 million, down 1% from $1,366 million in 2002. On a full year basis, revenues slightly decreased to $5,063 million in 2003, from $5,088 million in 2002. Excluding the effect of currency translation, revenues decreased by 4% in the fourth quarter and 2% for the year. The following is a review of the North American activities by business group.

Magazine & Catalog

        Magazine & Catalog revenues for the fourth quarter of 2003 were $385 million, down 4% from $402 million in 2002. On a full year basis, revenues fell by 3% to $1,473 million in 2003, from $1,518 million in 2002. The decrease was a direct result of price erosion and lower volume due to weaknesses in the Magazine business. However, in the fourth quarter, volume was stable. Magazine advertising pages, as measured by the Publishers Information Bureau were down 1% from last year. On the other hand, the Catalog business has been experiencing year-over-year growth from renewals and new contracts.

        The Magazine & Catalog Group is the Company's largest business platform and contributed in securing market share by extending current contracts and attracting new customers, such as: Viacom, Dennis Publishing, Bauer, Viking, Office Depot, Avon, Williams-Sonoma and Ethan Allen.

        In an effort to contain costs, headcount was reduced by 401 employees or approximatively 4% when compared to December 2002.

Retail

        Retail revenues for the fourth quarter of 2003 were $276 million, down 1% from $279 million in 2002. On a full year basis, revenues increased by 3% to $993 million in 2003, from $962 million in 2002. In the fourth quarter, volume was up 4% (3% for the year) but was offset by a significant price erosion hurting revenues and operating margins.

        The Company's North American Retail network, built through strategic investments in both gravure and offset technologies, provides customers with a unique coast-to-coast platform allowing for large-run national campaigns or shorter-run multi-versioned ones. Competition is fierce but the Group reported significant wins with customers such as: Staples, Office Depot, Home Depot and JC Penny, an indication of increased market share.

        Year-over-year headcount was reduced by 131 employees or approximatively 3% when compared to 2002. This improvement was reflected in selling, general and administrative costs.

Book & Directory

        Book & Directory revenues for the fourth quarter of 2003 were $183 million, down 11% from $206 million in 2002. On a full year basis, revenues fell by 8% to $750 million in 2003, from $817 million in 2002. The drop in revenues was directly related to negative price pressures in both businesses. The Book group was hit hard by the price competition in a soft market combined with overcapacity in the United States and strong competition from Asia. Volume was down by 1% in the fourth quarter. The demand was weak for high-value added products such as bibles, fine-edition books, encyclopedias, and industrial catalogs. Educational publishers focused on cash management in this difficult market, reducing inventories which resulted in smaller orders and fewer new titles.

        In Directories, while competition for market share for the major telecom business remained fierce, volume was higher in 2003 as the Company's orders from emerging independent publishers increased. However, this caused a negative price impact on the overall product mix.

        As part of the cost reduction efforts, Book & Directory were combined to maximize efficiencies due to the similarities of their operations.

        The Group's focus continued to be on cost containment. Headcount was reduced by 510 employees or approximatively 9% when compared to 2002. In addition, detailed action plans were implemented in every plant to reduce waste and improve operational efficiency. Also, a capital investment to improve the efficiency of equipment and complete the expansion for school books was made at the Dubuque facility.

Commercial & Direct

        Commercial & Direct revenues for the fourth quarter of 2003 were $165 million, up 10% from $150 million in 2002. On a full year basis, revenues increased by 2% to $605 million in 2003, from $593 million in 2002. Volume increased close to 4% during the fourth quarter, following the same trend for the full year. Headcount was reduced by 197 employees which represented approximatively a 6% year-over-year decrease with a significant impact on administrative expenses.

Canada

        Canadian revenues for the fourth quarter of 2003 were $259 million, up 11% from $235 million in 2002. On a full year basis, revenues increased by 5% to $910 million in 2003 from $870 million in 2002. Excluding the effect of currency translation, revenues decreased by 7% in both the fourth quarter and for the year. Similar to the US market, pricing was very competitive. In Eastern Canada, despite eroding prices and excluding currency translation, revenues for the year were up 3% from 2002, explained by an increase in volume. This trend was reversed in the fourth quarter with a decrease of more than 3%.

        During the year, the Group reported contract renewals including, Rogers Publications, Sears Retail, Shoppers Drug Mart, Verizon, and Canada Wide Magazines.

Other Revenues

        Other sources of revenues in North America included Que-Net MediaTM (pre-media services) and Logistics. The Que-Net MediaTM Group's revenues for the fourth quarter of 2003 were $18 million, down 8% from $19 million in 2002. On a full year basis, revenues fell by 10% to $75 million in 2003, from $84 million in 2002, despite a significant volume increase (8% for 2003 and 13% in the fourth quarter). This business offers services to the Company's main print media businesses and has suffered from the decline in volume and price pressures experienced elsewhere in the platform. The economic environment also impacted customers who continued to focus on cutting costs, many of whom are turning towards self-service and in-house production.

        Logistics revenues for the fourth quarter of 2003 were $69 million, up 17% from $59 million in 2002. On a full year basis, revenues increased to $245 million in 2003, from $187 million in 2002, a 31% increase.

Europe

        European revenues for the fourth quarter of 2003 were $340 million, up 18% from $288 million in 2002. On a full year basis, revenues increased by 15% to $1,151 million in 2003, from $1,003 million in 2002. The increase in revenues in the last quarter and for the year was largely due to the positive impact of currency translation. The purchase of the printing assets of Hachette Filipacchi was also a factor in the annual increase in revenues for 2003. Excluding these factors, revenues were flat for the last quarter and down $49 million for the year 2003.

        The European market is still suffering from overcapacity and pressures on price. Operations excluding France performed well, particularly in the facilities in the United Kingdom, Austria and Belgium, where results were higher or comparable to last year. Volume was up 7% for the year (11% in the fourth quarter). Despite this, the book export business in Spain experienced volume declines due to the strengthening of the Euro. Sweden and Finland were also severely hit by a price erosion.

        French revenues for the fourth quarter of 2003 were $155 million, up 19% from $131 million in 2002. Operating income in the fourth quarter of 2003 was $7 million, up from $1 million in 2002. On a full year basis, revenues were $529 million, an increase of 18% from $447 million in 2002. Operating loss for the year 2003 was $3 million, as compared to a loss of $2 million in 2002.

        The French operations, excluding the effect of the currency translation, reported a negative operating margin and a revenue decline of 1%. However, the trend was reversed in the fourth quarter with flat revenues and positive margins. Its operations were especially hard hit by negative price pressures due to the over-capacity in the industry.

        Overall, headcount in Europe was reduced by 269 employees which represented approximatively a 5% decrease, with a particular focus on France where general administrative expense reductions were effected.

Latin America

        Latin America's revenues for the fourth quarter of 2003 were $48 million, stable compared to 2002. On a full year basis, revenues decreased by 3% to $177 million in 2003, from $184 million in 2002. Overcapacity coupled with economic pressure within the region and currency devaluation all had a negative impact on prices. As a result, management's plan of action was to secure volume at market prices and focus on reducing headcount in addition to significant overhead cost reductions. Volume was up in all countries except for the Recife facility in Brazil. Overall volume was up 13% (10% in the fourth quarter) and headcounts reduced by 548 employees or approximatively an 18% reduction.

PENSION AND OTHER POSTRETIREMENT BENEFITS

        As at December 2003, the pension and other post-retirement benefit costs were $67 million compared with $55 million in 2002 and the funded status decreased by $93 million over last year. Calculations of pension and other postretirement benefit costs and obligations are based on various assumptions (see figure 6). Management is continuously assessing those assumptions for its funding exposure. In 2002 and 2001, difficult capital market conditions affected pension asset returns. The year 2003 returns were marked by a slight recovery. However, Generally Accepted Accounting Principles recommend an accounting treatment to reduce the volatility of the pension plan expense in order to reflect the long-term nature of these obligations and any actuarial gains or losses resulting from a turbulent capital market environment are amortized over a period of 15 years.

        The Company is monitoring the funding of the pension plans very closely and made contributions above the minimum legal requirements. A total of $68 million of cash contributions were made to the pension plans in 2003 compared to $40 million in 2002.

Weighted average assumptions used in the
measurement of the Company's pension benefits

	2003	2002
Discount rate	6.0%	6.7%
Expected return on plan assets	8.2%	8.2%
Rate of compensation increase	3.5%	3.4%

Figure 6

Total Debt and Accounts Receivable Securitization ($ millions)

	December 31, 2003	December 31, 2002
Bank indebtedness	$1.3	$0.3
Current portion of long-term debt	23.9	38.5
Long-term debt	1,874.4	1,668.6
Convertible notes	110.7	115.0

Total debt	$2,010.3	$1,822.4
Accounts receivable securitization	766.6	649.7

Total debt and accounts receivable securitization	$2,776.9	$2,472.1

Figure 7

STOCK OPTION PLANS

        During the year, the Company issued a total of 916,911 options. Shares reserved for issuance total 7.6 million as at December 31, 2003, of which 3.7 million were outstanding.

        In 2003, the Company changed its method of accounting for stock-based compensation and decided to adopt the fair value based method of accounting for all of its stock-based compensation. The Company adopted these changes using the prospective application transitional alternative. Accordingly, the fair value based method was applied to awards granted, modified or settled on or after January 1, 2003. The compensation cost charged against income for those plans was $2 million for the year 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

        The Company measures its liquidity performance using the calculation of free cash flow as described in figure 9. Free cash flow reflects liquidity available for business acquisitions, dividends on equity shares and repayments of long-term debt. In 2003, free cash flow from operations was $183 million, compared to $320 million in 2002. The decrease in free cash flow was due to lower earnings and higher capital expenditures in 2003.

OPERATING ACTIVITIES

        Cash flow from operating activities was $461 million in 2003, compared with $513 million in 2002. This reduction was mainly attributable to the lower earnings in 2003. The deficiency in working capital was $193 million in 2003, compared to $214 million in 2002. The variance was due to lower trade payables partly offset by a higher level of securitization in 2003. Favourable currency impact on Canadian and European programs and the amendment to the U.S. program allowed for greater drawings under these securitization programs. The Company has also renegotiated certain terms and conditions of the U.S. and European programs to substitute the previous credit rating termination event with a termination event which mirrors the financial covenants in the bank facility.

FINANCING ACTIVITIES

        In June 2003, the Company repurchased for cancellation a total of 10,000,000 Subordinate Voting Shares pursuant to its Substantial Issuer Bid dated April 24, 2003 for a net cash consideration, including redemption fees, of Cdn $241 million ($174 million). The Substantial Issuer Bid expired at midnight (Montreal time) on the evening of June 2,2003. The excess of the price paid over the book value of the shares repurchased was charged to retained earnings.

        In November 2003, the Company issued senior notes for a principal amount of $600 million, comprised of two tranches. The first tranche of $200 million matures on November 15, 2008 and the second tranche of $400 million matures on November 15, 2013. The notes were issued at a discount for a total net proceeds of $597 million. The proceeds from the sale of these notes were used to repay outstanding indebtedness.

        In November 2003, following a tender offer to purchase all of the $300 million principal amount of the 7.75% senior notes due February 15, 2009, the Company repurchased 89.6% of the notes at a premium for a cash consideration of $283 million.

        In December 2003, the Company exercised its option and redeemed all of the $258 million principal amount of the 8.375% senior notes at a premium for a total cash consideration of $268 million.

        The Company also restructured its $1 billion bank facility in November 2003 in three tranches, the first tranche of $250 million matures in 2004, while the second tranche of $250 million and the third tranche of $500 million mature in 2006. All three tranches can be extended on a yearly basis. The financial covenants remain unchanged and the facility can be used for general corporate purposes. All of these new agreements were part of the Company's 2003 financial plan and will contribute to substantial annual savings.

        Dividends paid to shareholders of Multiple Voting Shares and Subordinate Voting Shares totaled $0.52 per share, compared to $0.49 per share in 2002 and $0.46 per share in 2001, an increase of 6% over 2002 and 13% from 2001.

        No dividends were paid on the First Preferred Shares, Series 2 in 2003 as all First Preferred Shares, Series 2 were converted into First Preferred Shares, Series 3 in December 2002. The Company paid dividends of Cdn $1.54 per share on the First Preferred Shares, Series 3 in 2003. Dividends of Cdn $1.25 per share were paid in 2002 and in 2001 on First Preferred Shares, Series 2. The Company paid dividends of Cdn $1.69 per share on the First Preferred Shares, Series 4 in 2003 (Cdn $1.69 per share in 2002 and Cdn $1.27 in 2001), and Cdn $1.73 per share on the First Preferred Shares, Series 5, in 2003 (Cdn $1.73 per share in 2002 and Cdn $0.51 in 2001).

Contractual Cash Obligations ($ millions)

	2004	2005	2006	2007	2008	2009 and thereafter
Long-term debt and convertible notes	$8	$—	$530	$261	$202	$949
Capital leases	16	11	8	4	3	17
Operating leases	101	84	68	52	36	108

Total contractual cash obligations	$125	$95	$606	$317	$241	$1,074

Figure 8

INVESTING ACTIVITIES

        In 2003, capital expenditures were targeted to improve the Company's cost structure and for customer-driven projects. The Company invested $243 million on capital expenditure projects, compared to $185 million in 2002. Key expenditures included the following items:

•
North America

  The expansion and improvement of the Magazine & Catalog platform included the purchase of new gravure presses in the Augusta, Georgia, and Franklin, Kentucky facilities to service L.L. Bean and other retail customers, and the acquisition of a 48-page short cut-off offset press in the Elk Grove Village, Illinois facility for additional press capacity to service Williams-Sonoma.

  In the Retail platform, the Company completed the expansion of the Riverside, California facility, including the relocation of the Ontario, California facility to a new 196,000 square foot facility nearby Riverside.

  Phase 2 of the educational book market expansion has been initiated in the Dubuque, Iowa facility.

  A new 4 unit Goss press was added at the Web Press facility in Vancouver to increase capacity.

  In addition, the Company concluded the buyout of leased presses installed in 8 facilities for $71 million.

•
Europe

  The addition of a 48-page commercial press was completed in the Spanish platform to increase overall capacity and to replace an older press.

  Other capital investments were dedicated to normal replacement of assets as well as environmental compliance and systems development and implementation.

        During 2003, the Company acquired some minority interests in Spain and North America.

FINANCIAL POSITION

        For the year ended December 31, 2003, the debt-to-capitalization ratio was 44:56, compared to 40:60 in 2002. As at December 31, 2003, total debt plus accounts receivable securitization was $2,777 million, $305 million higher than last year (see figure 7).

        In February 2004, the Company expects to finalize the redemption of the remaining nominal amount of $31 million of the 7.75% senior notes.

        The holders of the 6.50% senior debentures have the option to tender the $150 million aggregate principal amount for redemption in August 2004. Their decision will depend on prevailing market conditions at such time.

        The Company believes that the liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations for the foreseeable future. The total mandatory principal payments on long-term debt, convertible notes and capital leases are $24 million in 2004 and $11 million in 2005. Minimum pension contributions are estimated at $75 million for 2004.

IMPAIRMENT OF ASSETS AND RESTRUCTURING INITIATIVES

        In early 2003, as a result of changes in management, a detailed review of the Company's operations and administrative functions has been undertaken to further reduce the cost base and improve efficiencies. This resulted in additional impairment of assets and restructuring initiatives.

        In 2003, the Company recorded an impairment of assets, restructuring and other charges of $98.3 million. Non-cash items amounted to $60.4 million and cash items to $37.9 million. The non-cash portion included an impairment of assets of $54.4 million and other charges of $2.8 million for the 2003 initiatives and $3.2 million related to previous years' initiatives.

Impairment of Assets

        During 2003, the Company recorded an impairment of assets of $54.4 million for write-downs of certain under-performing assets resulting from the over capacity in the industry and the decision not to redeploy the assets. An amount of $47.4 million has been recorded in the second quarter and $7.0 million in the fourth quarter.

Restructuring and Other Charges

        During the fourth quarter of 2003, the Company continued its restructuring initiatives and recorded net restructuring charges of $21.5 million. The charges included $15.8 million, consisting of new initiatives of $16.1 million, net of a reversal of $0.3 million related to second quarter and third quarter initiatives, $7.0 million for impairment of assets and a reversal of $1.3 million related to 2001-2002 initiatives. The cash charge of $16.1 million was related to a workforce reduction of 878 employee positions, of which $12.8 million was for North America, $1.9 million for Europe and $1.4 million for Latin America. Under these initiatives, 393 employee positions have been eliminated and 485 will be eliminated in the first quarter of 2004.

        In the third quarter of 2003, the Company initiated new restructuring initiatives. A net cash reversal of $0.3 million was recorded. This was composed of two items: a reversal of $2.2 million of which $1.9 million was for Europe and $0.3 million was for Latin America, and a charge of $1.9 million for work-force reduction, of which $1.4 million was for North America and $0.5 million for Latin America. Under these initiatives, 260 employee positions were eliminated. The reversal of the provision of $2.2 million was recorded after the Company completed most of its June initiatives and re-evaluated the remaining costs.

        In the second quarter of 2003, the Company initiated restructuring initiatives and other charges following the continued volume declines in certain business segments. A cash charge of $23.4 million was taken consisting of $17.6 million in workforce reduction and $5.8 million of additional closure costs of four smaller facilities. The amount of $17.6 million in workforce reduction included $5.8 million for Europe and $10.0 million for North America. Related to this, an asset write-down of $2.8 million was also recorded. Under these initiatives,1,134 employee positions were eliminated.

        In summary, as of December 31, 2003, 1,769 employee positions were eliminated under the 2003 restructuring initiatives and 503 will be completed in 2004. The workforce reductions affected all fixed cost areas of the Company, both at plant and corporate levels.

        In 2003, the review and the execution of the 2002 and 2001 initiatives resulted in a net reversal of $1.0 million comprised of a cash over-spending of $12.9 million and a $13.9 million reversal of prior year restructuring and other charges. The cash overspending is related to costs of closed facilities not yet disposed of, and office leases not yet subleased and other completed initiatives. Under these initiatives, 3,961 employee positions were eliminated as at December 31, 2003 and 23 will be eliminated in 2004, of which 18 terminations in Europe are to be completed when all the legal procedures and requirements are met.

        In addition, during the second quarter of 2003, the Company also recorded an asset write-down of $3.2 million in relation with 2001 and 2002 initiatives.

        In 2002, following the persistant difficult situation in France and the identification of other cost reduction opportunities in North America, the Company took additonal restructuring charges which also included asset and investment write-downs and overspending on its 2001 restructuring initiatives, net of the reversal of unused reserves from 2001.

        Restructuring and other charges, as at December 31, 2002, were $19.6 million. This included $13.3 million required to complete the 2001 restructuring initiatives, mostly related to employee termination costs. In addition, it also included a reversal of $40.1 million, mainly related to the Company's decision not to close a plant. This reversal consisted of $18.4 million of asset impairments and $21.7 million for related restructuring. The new initiatives in 2002 were comprised of the following three basic components:

  •
  Cash costs relating to the severance of employees and other restructuring costs of $30.0 million;

  •
  Write-down of assets of $6.5 million associated with the impairment of assets that will no longer be used;

  •
  Other special charges of $9.9 million for the write-down of investments to their expected realizable value. The larger portion was related to equity shares in Q-Media Services Corporation that went into receivership at the end of December 2002.

        In 2001, due to the economic fallout that was exacerbated following September 11th events, the Company announced that it would restructure its business with the aim of removing the least efficient equipment, without materially affecting the overall capacity of its platform. The restructuring and other charges required to achieve this goal totaled $273 million. The restructuring plan involved the closure of facilities, together with the rationalization of numerous other plants. The restructuring and other charges included the following three basic components:

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

RISK MANAGEMENT

        In the normal course of business, the Company is exposed to changes in interest rates, foreign exchange rates and commodity prices.

        The Company manages interest rate exposure by having a balanced schedule of debt maturities as well as a combination of fixed and floating rate obligations. In addition, the Company has entered into interest rate swap agreements to manage this exposure. Contracts outstanding at year-end have a notional value of $33 million. These contracts expire in March 2006.

        The Company has also entered into foreign-exchange forward contracts and cross-currency swaps to set the exchange rate for cross-border sales and to manage the foreign exchange exposure on net investments and foreign denominated assets. Foreign-exchange forward contracts and cross-currency swap contracts outstanding at year-end have a notional value of $673 million and $212 million respectively, and expire between January 2004 and December 2007.

        The Company has also entered into natural gas swap contracts to manage the exposure on this commodity. Contracts outstanding at year-end cover a notional quantity of 271,000 gigajoules in Canada and 2,237,000 MMBTU in the U.S. These contracts expire between January and December 2004.

        While the counterparties of these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. The Company does not hold or issue any derivative financial instruments for speculative or trading purposes.

        Concentrations of credit risk with respect to trade receivables are limited due to the diverse operations and large customer base.

        As of December 31, 2003, the Company has no significant concentrations of credit risk and believes that the product and geographic diversity of its customer base is instrumental in reducing credit risk, as well as having a positive impact on local markets or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts generally include price-adjustment clauses based on the cost of paper, ink and labor. The Company does not believe that it is exposed to an unusual level of customer credit risk.

        The primary raw materials used in the manufacturing process are paper and ink. The Company uses its purchasing power as one of the major buyers in the printing industry to obtain among the best prices, terms, quality control and service. To maximize its purchasing power, the Company negotiates with a limited number of suppliers.

        In 2003, the Company had 71 collective bargaining agreements in North America. Of this total, 7 agreements expired in 2003 and 6 are still under negotiation. In addition, 15 collective bargaining agreements, covering 2,248 employees, will expire in 2004. The Company has approximately 10,509 unionized employees in North America. Moreover, 87 of the plants and related facilities in North America are non-unionized.

SEASONALITY

        The operations of the Company's business are seasonal, with approximately two-thirds of operating income historically recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

ENVIRONMENTAL MATTERS

        During 2003, the Company continued to strengthen its approach to environmental management. Twelve facilities have now received or are in the implementation phase of getting ISO-14001 certification, an internationally recognized environmental management system standard.

Reconciliation of non GAAP measures
($ millions)

	Year ended December 31
	2003	2002	2001
Operating Income
Operating income	$232.1	$543.2	$347.8
Impairment of assets, restructuring and other charges ("IAROC")	98.3	19.6	270.0

Operating income before IAROC	$330.4	$562.8	$617.8

Operating income	$232.1	$543.2	$347.8
Depreciation of property, plant and equipment	333.2	313.2	314.9
Amortization of deferred charges(1)	26.2	22.4	22.9

Operating income before depreciation and amortization	$591.5	$878.8	$685.6
IAROC	98.3	19.6	270.0

Operating income before depreciation and amortization and IAROC	$689.8	$898.4	$955.6

Earnings (loss) per share
Net income (loss) available to holders of equity shares	$(67.9)	$250.4	$0.5
IAROC (net of income taxes of $27.0 million in 2003, $(4.5) million in 2002 and $43.8 million in 2001)	71.3	24.1	226.3

Net income available to holders of equity shares before IAROC	$3.4	$274.5	$226.8
Diluted average number of equity shares outstanding (in millions)	136.0	145.4	143.0
Earnings (loss) per share
Diluted	$(0.50)	$1.76	$—
Diluted, before IAROC	$0.03	$1.92	$1.58

Free Cash Flow
Cash provided by operating activities	$461.3	$513.4	$576.5
Dividends on preferred shares	(37.7)	(36.2)	(20.5)
Additions to property, plant and equipment	(243.1)	(184.5)	(278.3)
Net proceeds from disposal of other assets	2.8	27.1	9.5

Free cash flow from operations	$183.3	$319.8	$287.2

Debt-to-capitalization
Bank indebtedness	$1.3	$0.3	$0.1
Current portion of long-term debt and convertible notes	23.9	38.5	57.0
Long-term debt	1,874.4	1,668.6	1,961.9
Convertible notes	110.7	115.0	113.3

Total debt	$2,010.3	$1,822.4	$2,132.3
Minority interest	24.7	20.9	14.2
Shareholders' equity	2,503.4	2,703.8	2,473.2

Capitalization	$4,538.4	$4,547.1	$4,619.7

Debt-to-capitalization	44:56	40:60	46:54

Book value per share
Shareholders' equity	$2,503.4	$2,703.8	$2,473.2
Preferred shares	(456.6)	(456.6)	(456.6)

	$2,046.8	$2,247.2	$2,016.6
Ending number of equity shares (in millions)	132.0	141.1	140.2

Book value per share	$15.51	$15.92	$14.39

Figure 9

(1)
Excluding goodwill amortization in 2001.

Reconciliation of non GAAP measures
($ millions)

	Three Months ended December 31
	2003	2002
Operating Income
Operating income	$68.6	$140.7
Impairment of assets, restructuring and other charges ("IAROC")	21.5	19.6

Operating income before IAROC	$90.1	$160.3

Operating income	$68.6	$140.7
Depreciation of property, plant and equipment	85.3	79.9
Amortization of deferred charges	7.4	6.0

Operating income before depreciation and amortization	$161.3	$226.6
IAROC	21.5	19.6

Operating income before depreciation and amortization and IAROC	$182.8	$246.2

Earnings (loss) per share
Net income (loss) available to holders of equity shares	$(63.6)	$63.3
IAROC (net of income taxes of $5.8 million in 2003, and $(4.5) million in 2002)	15.7	24.1

Net income (loss) available to holders of equity shares before IAROC	$(47.9)	$87.4
Diluted average number of equity shares outstanding (in millions)	131.9	145.4
Earnings (loss) per share
Diluted	$(0.48)	$0.44
Diluted, before IAROC	$(0.36)	$0.61

Free Cash Flow
Cash provided by operating activities	$395.8	$300.8
Dividends on preferred shares	(11.8)	(14.6)
Additions to property, plant and equipment	(37.5)	(43.6)
Net proceeds from disposal of other assets	0.6	19.8

Free cash flow from operations	$347.1	$262.4

Figure 10

Selected Quarterly Financial Data (In millions of dollars, except per share data)
	2003					2002					2001
	First	Second	Third	Fourth	Year	First	Second	Third	Fourth	Year	First	Second	Third	Fourth	Year
Consolidated Results
Revenues	$1,539.6	$1,513.5	$1,596.8	$1,741.6	$6,391.5	$1,475.8	$1,469.7	$1,624.7	$1,701.5	$6,271.7	$1,598.0	$1,528.5	$1,662.2	$1,654.0	$6,442.7
Operating income before depreciation and amortization and before IAROC	165.2	133.3	208.5	182.8	689.8	189.7	211.2	251.3	246.2	898.4	219.2	243.0	258.5	234.9	955.6
Operating income before IAROC	77.8	42.5	120.0	90.1	330.4	106.8	127.8	167.9	160.3	562.8	136.4	159.0	172.7	149.7	617.8
IAROC	—	81.8	(5.0)	21.5	98.3	—	—	—	19.6	19.6	—	—	—	270.0	270.0
Operating income (loss)	77.8	(39.3)	125.0	68.6	232.1	106.8	127.8	167.9	140.7	543.2	136.4	159.0	172.7	(120.3)	347.8
Net income (loss)*	24.5	(61.7)	59.7	(53.9)	(31.4)	46.0	64.2	98.5	70.6	279.3	42.5	63.2	70.8	(154.1)	22.4
Cash provided (used) by operating activities	(172.1)	177.8	59.8	395.8	461.3	(27.0)	109.4	130.2	300.8	513.4	(153.5)	277.2	12.1	440.7	576.5
Free cash flow (outflow) from operations**	(250.1)	72.3	14.0	347.1	183.3	(80.1)	40.1	97.4	262.4	319.8	(218.6)	178.9	(58.2)	385.1	287.2
Operating margin before depreciation and amortization and before IAROC***	10.7%	8.8%	13.1%	10.5%	10.8%	12.9%	14.4%	15.5%	14.5%	14.3%	13.7%	15.9%	15.6%	14.2%	14.8%
Operating margin before IAROC***	5.1%	2.8%	7.5%	5.2%	5.2%	7.2%	8.7%	10.3%	9.4%	9.0%	8.5%	10.4%	10.4%	9.1%	9.6%
Operating margin***	5.1%	(2.6)%	7.8%	3.9%	3.6%	7.2%	8.7%	10.3%	8.3%	8.7%	8.5%	10.4%	10.4%	(7.3)%	5.4%

Segmented Information
Revenues
North America	$1,230.5	$1,195.2	$1,282.3	$1,354.9	$5,062.9	$1,212.9	$1,182.6	$1,325.8	$1,366.3	$5,087.6	$1,331.9	$1,273.7	$1,405.9	$1,359.2	$5,370.7
Europe	263.6	274.3	273.2	340.3	1,151.4	216.3	244.1	253.6	288.5	1,002.5	231.9	218.2	215.9	244.7	910.7
Latin America	45.1	43.7	40.6	47.9	177.3	46.9	43.4	45.3	47.9	183.5	34.3	36.8	40.5	50.2	161.8
Operating income (loss) before IAROC
North America	83.2	45.3	109.9	72.7	311.1	107.5	123.9	157.7	138.2	527.3	125.1	139.0	163.1	137.3	564.5
Europe	(0.2)	3.4	7.5	19.6	30.3	5.2	8.3	13.1	12.3	38.9	12.9	16.0	9.3	14.9	53.1
Latin America	(1.9)	(3.5)	0.8	0.9	(3.7)	2.3	2.7	5.2	4.0	14.2	1.9	2.4	1.2	4.9	10.4
Operating margins before IAROC***
North America	6.8%	3.8%	8.6%	5.4%	6.1%	8.9%	10.5%	11.9%	10.1%	10.4%	9.4%	10.9%	11.6%	10.1%	10.5%
Europe	(0.1)%	1.2%	2.8%	5.8%	2.6%	2.4%	3.4%	5.2%	4.3%	3.9%	5.5%	7.3%	4.3%	6.1%	5.8%
Latin America	(4.2)%	(8.0)%	2.1%	1.9%	(2.1)%	4.9%	6.1%	11.6%	8.4%	7.8%	5.6%	6.6%	2.9%	9.8%	6.4%

Per Share Data
Earnings (losses)*
Diluted	$0.12	$(0.51)	$0.38	$(0.48)	$(0.50)	$0.28	$0.40	$0.64	$0.44	$1.76	$0.27	$0.41	$0.46	$(1.16)	$—
Diluted before IAROC	$0.12	$(0.07)	$0.34	$(0.36)	$0.03	$0.28	$0.40	$0.64	$0.61	$1.92	$0.27	$0.41	$0.46	$0.45	$1.58
Dividends on equity shares	$0.13	$0.13	$0.13	$0.13	$0.52	$0.12	$0.12	$0.12	$0.13	$0.49	$0.10	$0.12	$0.12	$0.12	$0.46

Figure 11

IAROC: Impairment of assets, restructuring and other charges

*
Effective January 1, 2002, net income (loss) and earnings (loss) per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.

**
Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

***
Margins calculated on revenues.
36	37

Revenue by Product ($ millions)
For the fourth quarter ended December 31

Figure 12

Revenue by Business Group ($ millions)
For the fourth quarter ended December 31

Figure 13

Segmented Results of Operations ($ millions)
Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others			Total
	2003	2002	2003	2002	2003	2002	2003	2002		2003	2002
Three Months ended December 31
Revenues	$1,354.9	$1,366.4	$340.3	$288.5	$47.9	$47.9	$(1.5)	$(1.3	) $	1,741.6	$1,701.5
Operating income (loss) before depreciation and amortization and before IAROC	145.7	208.1	36.4	26.6	3.4	5.3	(2.7)	6.2		182.8	246.2
Operating income (loss) before IAROC	72.7	138.2	19.6	12.3	0.9	4.0	(3.1)	5.8		90.1	160.3
IAROC	18.0	(9.0)	1.3	22.1	2.1	1.0	0.1	5.5		21.5	19.6
Operating income (loss)	54.7	147.2	18.3	(9.8)	(1.2)	3.0	(3.2)	0.3		68.6	140.7
Operating margin before depreciation and amortization and before IAROC	10.8%	15.2%	10.7%	9.2%	7.1%	11.1%				10.5%	14.5%
Operating margin before IAROC	5.4%	10.1%	5.8%	4.3%	1.9%	8.4%				5.2%	9.4%
Operating margin	4.0%	10.8%	5.4%	(3.4)%	(2.5)%	0.3%				3.9%	8.3%

Figure 14

        Energy and pollution control also continue to be the heart of the Company's commitment to the environment. In addition to the expanded installation of regenerative thermal oxidizers for the lithographic offset printing process, the Company is now in the middle of upgrading and optimizing the solvent recovery systems used to recover the solvent from the gravure printing process by means of activated carbon. The recovered solvent is then reused in the printing process. The upgrade and optimization program includes an exhaustive assessment of the solvent recovery systems and implementation of improvement measures that will allow the Company to have more reliable and efficient systems with additional operating flexibility and standardization across the plants. Furthermore, it will ensure lower energy consumption and strong compliance with regulatory air emission requirements. Since 2002 and until the end of 2004, nearly $10 million will have been invested in this program.

RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES IN ACCOUNTING POLICIES

        Significant differences between Generally Accepted Accounting Principles (GAAP) in Canada and the United States are presented in Note 22 to the Consolidated Financial Statements. The Company generates more than 65% of its revenues from the United States. In an effort to expand its investor base in the United States, the Company has made efforts to follow new disclosure guidelines and to harmonize disclosure based on accounting pronouncements in both Canada and the United States.

        In December 2002, the CICA's Accounting Standards Board ("AcSB") revised Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. The revised Section 3475 is applicable to disposal activities initiated by an enterprise's commitment to plan on or after May 1, 2003. Under this Section, new standards are established for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. New standards are also established for the presentation and disclosure of discontinued operations. It applies to the disposal of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and long-term prepaid assets. It requires an asset or group that will be disposed of other than by sale to continue to be classified as "held and used" until the disposal transaction occurs. Long-lived assets that meet the criteria to be considered as held for sale, cease to be amortized. The Section also provides specific guidance on balance sheet and income statement presentation for a disposal group that is a component of an entity. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheet and consolidated statement of income and retained earnings and cash flows as at December 31, 2003 and for the period then ended.

        Effective January 1, 2003, the Company changed its method of accounting for stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. The Company adopted these changes using the prospective application transitional alternative. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, the Company, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. The effect of adopting the new recommendation is reflected in note 2 (d) of the consolidated financial statements. In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 14, Disclosure of Guarantees (AcG-14), which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective January 1, 2003. The impact of that change is presented in note 2 (a) of the consolidated financial statements.

        In March 2003, the Emerging Issues Committee released Abstracts EIC-134, Accounting for Severance and Termination Benefits ("EIC-134"), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) ("EIC-135"). EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook Section 3461, Employee Future Benefits. EIC-135 provides interpretive guidance for the timing of the recognition of a liability for costs associated with an exit or disposal activity. The new guidance requires that the liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in CICA Handbook Section 1000, Financial Statement Concepts. These new EICs also establish fair value as the objective for initial measurement of liabilities related to exit or disposal activities. Together, these two EICs are intended to harmonize Canadian GAAP with US SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). The Company adopted the new recommendations effective April 1,2003. The Company adopted the new recommendations for its 2003 initiatives.

FORWARD-LOOKING STATEMENTS

        Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by competitors and general changes in economic conditions.

On behalf of Management,

/s/ Claude Hélie
Executive Vice President and
Chief Financial Officer

/s/ Carl Gauvreau
Senior Vice President and
Chief Accounting Officer

Montreal, Canada
January 30, 2004

Management's Responsibility for Financial Statements

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

/s/ The Right Honourable Brian Mulroney Chairman of the Board	/s/ Claude Hélie Executive Vice President and Chief Financial Officer	/s/ Carl Gauvreau Senior Vice President and Chief Accounting Officer

Montreal, Canada
January 30, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2003 and 2002 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
January 30, 2004

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31
(in millions of US dollars, except per share amounts)

	Notes	2003	2002	2001
Revenues		$6,391.5	$6,271.7	$6,442.7
Operating expenses:
Cost of sales		5,188.8	4,885.9	5,018.9
Selling, general and administrative		536.4	507.0	488.8
Depreciation and amortization		335.9	316.0	317.2
Impairment of assets, restructuring and other charges	3	98.3	19.6	270.0

		6,159.4	5,728.5	6,094.9

Operating income		232.1	543.2	347.8
Financial expenses	4	221.3	170.2	208.8

Income before income taxes		10.8	373.0	139.0
Income taxes	5	39.1	90.9	52.0

Income (loss) before minority interest		(28.3)	282.1	87.0
Minority interest		3.1	2.8	3.2

Net income (loss) before goodwill amortization		(31.4)	279.3	83.8
Goodwill amortization, net of income taxes		—	—	61.4

Net income (loss)		$(31.4)	$279.3	$22.4
Net income available to holders of preferred shares		36.5	28.9	21.9

Net income (loss) available to holders of equity shares		$(67.9)	$250.4	$0.5

Earnings (loss) per share:	6
Basic		$(0.50)	$1.78	$—
Diluted		$(0.50)	$1.76	$—

Earnings (loss) per share before goodwill amortization:
Basic		$(0.50)	$1.78	$0.44
Diluted		$(0.50)	$1.76	$0.43

Weighted average number of equity shares outstanding:	6
(in millions)
Basic		136.0	140.7	142.2
Diluted		136.0	145.4	143.0

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31
(in millions of US dollars, except per share amounts and thousands of shares)

		Equity Multiple Voting Shares		Equity Subordinate Voting Shares		First Preferred Shares Series 2, 3, 4 and 5
	Notes	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Total capital stock	Additional paid-in capital	Retained earnings	Translation adjustment	Total shareholders' equity
Balance, December 31, 2000		57,386	$118.6	88,753	$1,300.1	12,000	$212.5	$1,631.2	$104.6	$870.3	$(132.2)	$2,473.9
Net income		—	—	—	—	—	—	—	—	22.4	—	22.4
Translation adjustment	17	—	—	—	—	—	—	—	—	—	(14.3)	(14.3)
Conversion of Equity Multiple Voting Shares into Equity Subordinate Voting Shares		(2,650)	(5.9)	2,650	5.9	—	—	—	—	—	—	—
Shares repurchased	15	—	—	(6,732)	(96.7)	—	—	(96.7)	—	(80.7)	—	(177.4)
Shares issued from stock plans	16	—	—	777	14.7	—	—	14.7	—	—	—	14.7
Issuance of First Preferred Shares Series 4	15	—	—	—	—	8,000	130.2	130.2	—	—	—	130.2
Issuance of First Preferred Shares Series 5	15	—	—	—	—	7,000	113.9	113.9	—	—	—	113.9
Share issue expenses (net of income taxes of $2.3)	15	—	—	—	—	—	—	—	—	(4.5)	—	(4.5)
Dividends on equity shares ($0.46 per share)		—	—	—	—	—	—	—	—	(65.2)	—	(65.2)
Dividends on preferred shares ($0.68 (Cdn $1.06) per share)		—	—	—	—	—	—	—	—	(20.5)	—	(20.5)

Balance, December 31, 2001		54,736	$112.7	85,448	$1,224.0	27,000	$456.6	$1,793.3	$104.6	$721.8	$(146.5)	$2,473.2
Net income		—	—	—	—	—	—	—	—	279.3	—	279.3
Translation adjustment	17	—	—	—	—	—	—	—	—	—	30.9	30.9
Conversion of Equity Multiple Voting Shares into Equity Subordinate Voting Shares		(7,749)	(19.2)	7,749	19.2	—	—	—	—	—	—	—
Conversion of First Preferred Shares:	15
Series 2		—	—	—	—	(12,000)	(212.5)	(212.5)	—	—	—	(212.5)
Series 3		—	—	—	—	12,000	212.5	212.5	—	—	—	212.5
Shares repurchased	15	—	—	(148)	(2.1)	—	—	(2.1)	—	(1.4)	—	(3.5)
Shares issued from stock plans	16	—	—	1,109	22.7	—	—	22.7	—	—	—	22.7
Related party transactions	20	—	—	—	—	—	—	—	(1.0)	—	—	(1.0)
Dividends on equity shares ($0.49 per share)		—	—	—	—	—	—	—	—	(69.0)	—	(69.0)
Dividends on preferred shares ($0.96(Cdn $1.50) per share)		—	—	—	—	—	—	—	—	(28.8)	—	(28.8)

Balance, December 31, 2002		46,987	$93.5	94,158	$1,263.8	27,000	$456.6	$1,813.9	$103.6	$901.9	$(115.6)	$2,703.8
Net loss		—	—	—	—	—	—	—	—	(31.4)	—	(31.4)
Reduction of a net investment in a foreign operation	4	—	—	—	—	—	—	—	—	—	5.3	5.3
Translation adjustment	17	—	—	—	—	—	—	—	—	—	91.1	91.1
Shares repurchased	15	—	—	(10,000)	(134.3)	—	—	(134.3)	—	(39.3)	—	(173.6)
Shares issued from stock plans	16	—	—	806	13.5	—	—	13.5	—	—	—	13.5
Related party transactions	20	—	—	—	—	—	—	—	0.4	—	—	0.4
Stock-based compensation	2 (d)	—	—	—	—	—	—	—	1.9	—	—	1.9
Dividends on equity shares ($0.52 per share)		—	—	—	—	—	—	—	—	(71.1)	—	(71.1)
Dividends on preferred shares ($1.17 (Cdn $1.63) per share)		—	—	—	—	—	—	—	—	(36.5)	—	(36.5)

Balance, December 31, 2003		46,987	$93.5	84,964	$1,143.0	27,000	$456.6	$1,693.1	$105.9	$723.6	$(19.2)	$2,503.4

See Notes to Consolidated Financial Statements.

42	43

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(in millions of US dollars)

>
	Notes	2003	2002	2001
Operating activities:
Net income (loss)		$(31.4)	$279.3	$22.4
Non-cash items in net income (loss):
Depreciation of property, plant and equipment		333.2	313.2	314.9
Future income taxes	5	15.1	56.7	(42.8)
Amortization of goodwill and deferred charges		26.2	22.4	84.3
Impairment of assets and non-cash portion of restructuring and other charges	3	60.4	(0.5)	142.6
Gain on sale of investments		—	(3.9)	—
Loss on extinguishment of long term-debt	4	30.2	—	—
Other		16.0	12.2	10.5
Changes in non-cash balances related to operations:
Trade receivables		157.0	(91.0)	190.0
Inventories		30.8	(21.0)	77.2
Trade payables and accrued liabilities		(121.4)	(18.4)	(138.9)
Other current assets and liabilities		(56.3)	43.7	20.3
Other non-current assets and liabilities		1.5	(79.3)	(104.0)

Cash provided by operating activities		461.3	513.4	576.5
Financing activities:
Net change in bank indebtedness		1.0	0.2	(2.3)
Net proceeds from issuance of equity shares	15 & 16	13.5	22.7	14.7
Repurchases of shares for cancellation	15	(173.6)	(3.5)	(177.4)
Net proceeds from issuance of preferred shares	15	—	—	239.6
Issuance of long-term debt	12	592.0	—	248.8
Repayments of long-term debt		(582.4)	(96.9)	(95.3)
Net (repayments) borrowings under revolving bank facility and commercial paper		108.9	(283.6)	(284.5)
Dividends on equity shares		(71.1)	(69.0)	(65.2)
Dividends on preferred shares		(37.7)	(36.2)	(20.5)
Dividends to minority shareholders		(0.4)	(2.0)	(1.5)
Other		5.7	—	—

Cash used in financing activities		(144.1)	(468.3)	(143.6)
Investing activities:
Business acquisitions, net of cash and cash equivalents	7	(7.5)	(0.3)	(138.9)
Additions to property, plant and equipment		(243.1)	(184.5)	(278.3)
Net proceeds from disposal of assets		2.8	27.1	9.5
Other		(0.8)	19.6	(15.8)

Cash used in investing activities		(248.6)	(138.1)	(423.5)
Effect of exchange rate changes on cash and cash equivalents		(56.2)	10.2	23.4

Net increase (decrease) in cash and cash equivalents		12.4	(82.8)	32.8
Cash and cash equivalents, beginning of year		2.7	85.5	52.7

Cash and cash equivalents, end of year		$15.1	$2.7	$85.5

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31
(in millions of US dollars)

	Notes	2003	2002
Assets
Current assets:
Cash and cash equivalents		$15.1	$2.7
Trade receivables	8	346.9	466.9
Receivables from related parties	20	16.5	15.5
Inventories	9	400.1	409.4
Income taxes receivable		6.2	21.7
Future income taxes	5	105.8	27.8
Prepaid expenses		17.4	25.2

Total current assets		908.0	969.2
Property, plant and equipment, net	10	2,581.0	2,610.6
Goodwill	11	2,591.0	2,514.3
Other assets		133.8	113.3

Total assets		$6,213.8	$6,207.4

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness		$1.3	$0.3
Trade payables		455.7	581.2
Accrued liabilities		552.5	485.8
Payables to related parties		0.1	1.9
Income and other taxes payable		61.3	70.8
Future income taxes	5	6.2	4.5
Current portion of long-term debt and convertible notes	12 & 14	23.9	38.5

Total current liabilities		1,101.0	1,183.0
Long-term debt	12	1,874.4	1,668.6
Other liabilities	13	194.5	228.9
Future income taxes	5	405.1	287.2
Convertible notes	14	110.7	115.0
Minority interest		24.7	20.9
Shareholders' equity:
Capital stock	15	1,693.1	1,813.9
Additional paid-in capital		105.9	103.6
Retained earnings		723.6	901.9
Translation adjustment	17	(19.2)	(115.6)

		2,503.4	2,703.8

Total liabilities and shareholders' equity		$6,213.8	$6,207.4

See Notes to Consolidated Financial Statements.

On behalf of the Board:

/s/ The Right Honourable Brian Mulroney, Director	/s/ Jean Neveu, Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001
(Tabular amounts are expressed in millions of US dollars, except for earnings per share and option amounts)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The consolidated financial statements include the accounts of Quebecor World Inc. and all its subsidiaries (the "Company") and are prepared in conformity with Canadian generally accepted accounting principles.

(b) Use of estimates

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

Examples of significant estimates include: the key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence and some of the amounts accrued for restructuring and other charges; the composition of future income tax assets; the useful life of capital assets; certain actuarial and economic assumptions used in determining pension costs, accrued pension benefit obligations and pension plan assets; and the assumptions used in property, plant and equipment and goodwill impairment tests.

(c) Foreign currency translation

The Company's functional currency is the Canadian dollar and uses the US currency as its reporting currency for the presentation of its consolidated financial statements.

Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in translation adjustment and are included in income only when a reduction in the investment in these foreign operations is realized.

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

(d) Revenue recognition

The Company provides a wide variety of print and print-related services and products to its customers, which usually require that the specifics be agreed upon prior to process. Sales are recognized by the Company either when the production process is completed or services are performed, or on the basis of production and service activity at the pro rata billing value of work completed.

(e) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

(f) Trade receivables

Any gains or losses on the sale of trade receivables are calculated by comparing the carrying amount of the trade receivables sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs including losses on sales of trade receivables are recognized in income in the period incurred and included in financial expenses.

(g) Inventories

Raw materials and supplies are valued at the lower of cost, as determined, using the first in, first out method, or market being replacement cost. The work in process is valued at the pro rata billing value of the work completed.

(h) Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation and testing charges and interest incurred with respect to property, plant and equipment until they are ready for commercial production. Repair and maintenance are expensed as incurred.

Depreciation is provided using the straight-line basis over the estimated useful lives as follows:

Assets	Estimated useful lives
Buildings and leasehold improvements	15 to 40 years
Machinery and equipment	3 to 18 years

(i) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

Intangible assets which have indefinite lives, are not amortized, and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

(j) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment, or substantively enactment, date. Future income tax assets are recognized and if realization is not considered more likely than not, a valuation allowance is provided.

(k) Derivative financial and commodity instruments

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity pricing. The Company does not hold or use any derivative instruments for speculative trading purposes.

The Company enters into foreign exchange forward contracts to hedge anticipated foreign denominated sales and related receivables, raw material and equipment purchases. Foreign exchange translation gains and losses are recognized as an adjustment of the revenues, of the cost of goods sold and of the fixed assets, respectively when the transaction is recorded. The portion of the forward premium or discount on the contract relating to the period prior to consummation of the transaction is also recognized as an adjustment of the revenues, of the cost of goods sold and of the fixed assets, respectively when the transaction is recorded.

The Company enters into foreign exchange forward contracts to hedge its net investments in foreign subsidiaries. Foreign exchange translation gains and losses are recorded under translation adjustment. Any realized or unrealized gain or loss on such derivative instruments is also recognized in translation adjustment.

The Company enters into foreign exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. Foreign exchange translation gains and losses are recorded in income. Changes in the spot rates on the derivative instruments are recorded in income. The forward premium or discount on forward exchange contracts and the interest component of the cross currency swap are amortized as an adjustment of interest expense over the term of the contract.

The Company enters into interest rate swaps in order to manage the impact of fluctuating interest rates on its short-term and long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the interest cost of the underlying debt. Interest expense on the debt is adjusted to include amounts payable or receivable under the interest rate swaps.

The Company uses Treasury Lock Agreements in order to manage the impact of fluctuating interest rates on forecasted issuance of long-term debts. The Company designates its Treasury Lock Agreements as hedges of the future interest payments resulting from the issuance of long-term debts. The single payment from the derivative instrument at its maturity date is deferred and amortized over the term of the long-term debt.

The Company also entered into commodity swaps to manage a portion of its natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index. The Company designated its commodity hedge agreements as a hedge of the natural gas cost. Natural gas cost is adjusted to include amounts payable or receivable under the commodity hedge agreements.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(l) Employee future benefits

        i) Pensions

  Pension costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service. Pension expense is charged to operations and includes:

  •
  The cost of pension benefits provided in exchange for employees' services rendered during the year;

  •
  The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

  •
  The amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

  •
  The interest cost of pension obligations and the expected return on plan assets. For the purpose of calculating the expected return on plan assets, those assets are valued at market-related value; and

  •
  The amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets, on a straight-line basis over the expected average remaining service life of the employee group covered by the plans.

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

(m) Environmental expenditures

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

(n) Reclassifications

Certain reclassifications have been made to prior years' amounts to conform with the basis of presentation adopted in the current year.

2.    ACCOUNTING CHANGES

The Company has made certain changes in accounting policies to conform to new accounting standards.

(a) Guarantees

In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 14, Disclosure of Guarantees (AcG-14), which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective January 1, 2003.

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party, or (ii) failure of another party to perform under an obligating agreement.

Significant guarantees the Company has provided to third parties include the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2007, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $112.2 million. As at December 31, 2003, the Company has recorded a liability of $5.2 million associated with these guarantees.

Sub-lease agreements

The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2004 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $4.1 million. As at December 31, 2003, the Company has not recorded a liability associated with these guarantees, since it is not probable that the sub-lessee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

Business and real estate disposals

In the sale of all or a part of a business or real estate, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that could be required to pay to guaranteed parties. The Company has not accrued any amount in the Consolidated balance sheet in respect to this item.

Debt agreements

Under the terms of certain debt agreements, the Company has guaranteed the obligation of its US subsidiaries. In that context, the Company would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Company must perform the payments on behalf of its US subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevent the Company from estimating the maximum potential liability it could be required to pay. Within the current structure of the transactions, the Company is however not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet in respect to this item.

(b) Disposal of long-lived assets and discontinued operations

In December 2002, the CICA's Accounting Standards Board ("AcSB") revised Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. The revised section 3475 is applicable to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003.

Under this section, new standards are established for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. New standards are also established for the presentation and disclosure of discontinued operations. It applies to the disposal of non-monetary long-lived assets, including property, plant and equipment, intangible assets with definite useful lives and long-term prepaid assets. It requires an asset or group that will be disposed of other than by sale to continue to be classified as "held and used" until the disposal transaction occurs. Long-lived assets that meet the criterias to be considered as held for sale cease to be amortized. The Section also provides specific guidance on balance sheet and income statement presentation for a disposal group that is a component of an entity. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheet and consolidated statement of income and retained earnings and cash flows as at December 31, 2003 and for the period then ended.

(c) Termination benefits and cost associated with exit and disposal activities

In March 2003, the Emerging Issues Committee released Abstracts EIC-134, Accounting for Severance and Termination Benefits ("EIC-134"), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) ("EIC-135"). EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook Section 3461, Employee Future Benefits. EIC-135 provides interpretive guidance for the timing of the recognition of a liability for costs associated with an exit or disposal activity. The new guidance requires that the liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in CICA Handbook Section 1000, Financial Statement Concepts. These new EICs also establish fair value as the objective for initial measurement of liabilities related to exit or disposal of activities. Together, these two EICs and revised section 3475 are intended to harmonize Canadian GAAP with US SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities ("FAS 146"). The Company adopted the new recommendations effective April 1, 2003.

(d) Stock-based compensation

Effective January 1, 2003, the Company changed its method of accounting for stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. The Company adopted these changes using the prospective application transitional alternative. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, the Company, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

The compensation cost charged against income for those plans was $1.9 million for the year ended December 31, 2003. The counterpart has been recorded as additional paid-in capital.

The compensation cost was calculated using the Black-Scholes option pricing model with the following assumptions:

Weighted-average grant date fair value of options	$5.74
Assumptions:
Risk-free interest rate	4.61% - 4.73%
Dividend yield	2% - 4%
Expected volatility	26% - 28%
Expected life	7 years

When employees exercise their stock options, the capital stock is credited by the sum of the consideration paid by employees together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before January 1, 2003.

As in prior year, for the employee share plans, the Company's contribution on the employee's behalf is recognized as a compensation expense. Any consideration paid by employees on purchase of stock is recorded as an increase to capital stock.

3.    IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

In 2003, the Company recorded an impairment of assets, restructuring and other charges of $98.3 million. Non-cash items amounted to $60.4 million and cash items to $37.9 million. The non-cash portion included an impairment of assets of $54.4 million and other charges of $2.8 million for the 2003 initiatives and $3.2 million related to previous years' initiatives.

Impairment of assets

During 2003, the Company reviewed the status of assets that had become permanently idle following the prior years' restructuring initiatives and difficult economic conditions. The Company determined that these assets would not be redeployed as it had originally contemplated under an economic recovery scenario or would not generate sufficient cash flow, and as such, recorded an impairment of assets of $54.4 million, of which $47.4 million in the second quarter and $7.0 million in the fourth quarter.

Restructuring initiatives

During the fourth quarter of 2003, the Company continued its restructuring initiatives and recorded net restructuring charges of $21.5 million. The charges include $15.8 million, consisting of new initiatives of $16.1 million net of a reversal of $0.3 million related to second quarter and third quarter initiatives, $7.0 million for impairment of assets and a reversal of $1.3 million related to 2001-2002 initiatives. The cash charge of $16.1 million is related to a reduction in workforce of 878 employee positions, of which $12.8 million was for North America, $1.9 million for Europe and $1.4 million for Latin America. Under these initiatives, 393 employee positions have been eliminated and 485 will be eliminated in the first quarter of 2004.

In the third quarter of 2003, the Company initiated new restructuring initiatives. A net cash reversal of $0.3 million was recorded. This was composed of two items: a reversal of $2.2 million of which $1.9 million was for Europe and $0.3 million was for Latin America and a charge of $1.9 million for workforce reduction, of which $1.4 million was for North America and $0.5 million for Latin America. Under these initiatives 260 employee positions are being eliminated. The reversal of provision of $2.2 million was recorded after the Company completed most of its June initiatives and re-evaluated the remaining costs.

In the second quarter of 2003, the Company initiated restructuring initiatives and other charges following the continued volume declines in certain business segments. A cash charge of $23.4 million was taken consisting of $17.6 million in workforce reduction and $5.8 million of additional closure costs of four smaller facilities. The amount of $17.6 million in workforce reduction included $5.8 million for Europe and $10.0 million for North America. Related to this, an asset write-down of $2.8 million was also recorded. Under these initiatives, 1,134 employee positions are being eliminated.

In summary, as of December 31, 2003, 1,769 employee positions have been eliminated under the 2003 restructuring initiatives and 503 will be completed in 2004. The workforce reductions affected both plants and corporate levels.

2002 and 2001 restructuring initiatives

In 2003, the review and the execution of the 2002 and 2001 initiatives resulted in a net reversal of $1.0 million comprised of a cash overspending of $12.9 million and a $13.9 million reversal of prior year restructuring and other charges. The cash overspending is related to costs of closed facilities not yet disposed of, and office leases not yet subleased and other completed initiatives. Under these initiatives, 3,961 employee positions were eliminated as at December 31, 2003 and 23 will be eliminated in 2004, of which 18 terminations in Europe to be completed when all legal procedures and requirements are met.

In addition, during the second quarter of 2003, the Company also recorded an asset write-down of $3.2 million in relation with 2001 and 2002 initiatives.

In 2002, the Company reported restructuring and other charges of $19.6 million. The charges are detailed as follows and discussed below:

– 2002 initiatives amounted to $46.4 million, while overspending on 2001 initiatives stood at $13.3 million for total costs of $59.7 million.

– The reversal of unused reserves for restructuring from 2001 amounted to $40.1 million and was applied against the 2002 charges.

In 2001, the Company recorded restructuring and other charges of $270.0 million, net of a $3.2 million reversal from the 2000 initiatives.

2002 restructuring initiatives

In 2002, the Company initiated new restructuring initiatives in France due to difficult market conditions, severe price competition and a decrease in sales volume. In addition, reduction in force programs were initiated in North America and mostly completed in 2003. This initiative to reduce headcount was the result of volume declines in certain business segments and overlapping activities across the platform.

The charges of $46.4 million consisted of $6.5 million, relating to impaired property, plant and equipment, $30.0 million in workforce reduction costs and other restructuring charges, and $9.9 million mostly for the write-down of the investment in Q-Media Services Corporation, which went into receivership at the end of 2002. The $30 million in workforce reduction costs and other restructuring charges included $18.6 million for France and $8.6 million for North America.

2001 restructuring initiatives

As at December 31, 2002, the restructuring initiatives announced in 2001 were substantially completed. Nearly 3,000 employees' positions were eliminated, 10 facilities closed and more than 30 pieces of equipment were successfully relocated.

The continuation of a contract with a customer, previously expected to be terminated, provided sufficient work to utilize equipment originally targeted for shutdown. As a result, the Company decided to stop one plant shutdown which mainly explained the balance of the 2001 restructuring reserve reversed in 2002 of $40.1 million which consisted of $18.4 million of asset impairments and $21.7 million for related charges. In addition, the execution of the 2001 initiatives resulted in an overspending of $13.3 million recorded in the 2002 restructuring and other charges.

In 2001, in response to difficult market conditions, the Company had committed itself to restructuring initiatives aimed at eliminating non-competitive assets and consolidating its platform into fewer facilities. These initiatives focused the Company's efforts on reducing operating expenses and maximizing capacity utilization in larger and more specialized facilities.

Therefore, the Company recorded restructuring and other charges of $273.2 million. The restructuring plan consisted of $114.0 million relating primarily to impaired property, plant and equipment as a result of planned facility closures, together with other associated closure costs, $115.5 million in workforce reduction costs resulting from planned closures and other headcount reductions and other restructuring charges, and $43.7 million of other related restructuring and exit costs.

The other special charges of $43.7 million included an additional charge of $13.1 million relating to an increase in costs associated with implementing the 1999 restructuring plan, to the costs of exiting unfavourable contracts, and the write-down of investments to their expected realizable value.

Continuity of the reserve for restructuring and other charges

As at January 1, 2003, the balance of the restructuring reserve was $51.2 million. This amount related mostly to the workforce reduction across the platform. The Company utilized $46.3 million of the current and prior year's restructuring and other charges reserves during the twelve-month period ended December 31, 2003.

The following table sets forth the Company's 2003 restructuring reserve and activities against the reserves carried forward from 2002:

(in millions of US dollars)	Restructuring charges	Other charges	Total
Balance as at December 31, 2002	$50.0	$1.2	$51.2
Overspending of 2001-2002 initiatives	11.1	1.8	12.9
Reversal of previous years' reserves	(13.9)	—	(13.9)
New initiatives in 2003	37.2	1.7	38.9

	34.4	3.5	37.9
Reserve utilized in 2003	(42.8)	(3.5)	(46.3)
Foreign currency changes	3.0	—	3.0

Balance as at December 31, 2003	$44.6	$1.2	$45.8

Breakdown of the 2003 restructuring and other charges by quarter

(in millions of US dollars)	Overspending 2001 - 2002 Initiatives	Reversal Previous years' reserves	New Initiatives in 2003	Total
Second Quarter	$9.6	$(4.6)	$23.4	$28.4
Third Quarter	1.1	(5.8)	(0.3)	(5.0)
Fourth Quarter	2.2	(3.5)	15.8	14.5

	$12.9	$(13.9)	$38.9	$37.9

The utilization of the reserve is estimated to be as follows:

(in millions of US dollars)	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total
2004	$22.0	$10.6	$32.6
2005	—	5.3	5.3
2006	—	3.3	3.3
2007	—	2.3	2.3
2008	—	1.4	1.4
2009 and thereafter	—	0.9	0.9

	$22.0	$23.8	$45.8

4.    FINANCIAL EXPENSES

	2003	2002	2001
Interest on long-term debt and convertible notes	$151.8	$146.1	$173.2
Interest on short-term debt	9.0	5.6	7.2
Securitization fees of trade receivables	14.5	15.6	28.9
Amortization of deferred financing costs	3.6	3.5	4.5
Exchange losses (gains)	9.2	3.4	(2.2)
Exchange loss from reduction of a net investment in a foreign operation	5.3	—	—
Loss on extinguishment of long-term debt	30.2	—	—

	223.6	174.2	211.6
Interest capitalized to the cost of equipment	(2.3)	(4.0)	(2.8)

	$221.3	$170.2	$208.8

Cash interest payments	$175.2	$165.1	$199.7

In 2003, the Company has repurchased 89.6% of the $300 million aggregate principal amount of the 7.75% senior notes pursuant to a tender offer. The Company has also exercised its option to redeem all $257.6 million aggregate principal amount of the 8.375% senior notes. These extinguishments of long-term debt resulted in a loss of $30.2 million consisting of premium paid, write-off of discounts and deferred costs related to those transactions.

5.     INCOME TAXES

The domestic and foreign components of income before income taxes are as follows:

	2003	2002	2001
Domestic	$(11.8)	$5.1	$10.4
Foreign	22.6	367.9	128.6

	$10.8	$373.0	$139.0

Total income tax expense was allocated as follows:

	2003	2002	2001
Income taxes	$39.1	$90.9	$52.0
Goodwill amortization	—	—	(5.2)
Shareholders' equity:
Share issue expenses	—	—	(2.3)
Dividends on preferred shares	5.3	3.0	2.1

	$44.4	$93.9	$46.6

Income tax expense (recovery) attributable to income consists of:

	2003	2002	2001
Current:
Domestic	$8.2	$3.1	$27.1
Foreign	15.8	31.1	67.7

	24.0	34.2	94.8
Future:
Domestic	(12.6)	(17.2)	(7.1)
Foreign	27.7	73.9	(35.7)

	15.1	56.7	(42.8)

	$39.1	$90.9	$52.0

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company in the determination of net income:

	2003	2002	2001
Domestic statutory tax rate	35.1%	37.2%	40.4%
Effect of foreign tax rate differences	(389.1)	(14.0)	(6.0)

International rates	(354.0)	23.2	34.4
Increase (reduction) resulting from:
Change in valuation allowance	455.9	1.8	10.1
Permanent differences	(30.1)	(4.7)	(15.6)
Change in average tax rates on cumulative temporary differences	258.8	—	—
Large corporation and American state taxes	34.6	1.5	5.7
Other	(3.8)	2.6	2.8

Effective tax rate	361.4%	24.4%	37.4%

Income taxes paid (received)	$22.2	$(3.6)	$114.7

The tax effects of significant items comprising the Company's net future tax liability are as follows:

	2003	2002
Future tax assets:
Operating loss carryforwards	$271.6	$92.4
Tax credit carryforwards	25.4	10.8
Trade receivables	18.7	19.4
Acquisition and restructuring reserves	29.7	30.0
Pension, postretirement and workers compensation benefits	47.9	50.9
Accrued compensation	23.3	12.7
Other	99.3	85.3

Gross future tax assets	515.9	301.5

Future tax liabilities:
Property, plant and equipment	(457.2)	(391.2)
Inventories	(44.3)	—
Capital leases	(37.7)	(26.4)
Goodwill and other assets	(36.7)	(17.3)
Other	(121.5)	(74.6)

Gross future tax liabilities	(697.4)	(509.5)

Valuation allowance	(124.0)	(55.9)

Net future tax liability	(305.5)	(263.9)
Less current portion of:
Future tax assets	105.8	27.8
Future tax liabilities	(6.2)	(4.5)

Future tax liability	$(405.1)	$(287.2)

The 2003 and 2002 amounts above include a valuation allowance of $124.0 million and $55.9 million respectively, relating to loss carryforwards and other tax benefits available. The valuation allowance for future tax assets as of January 1, 2002 was $47.3 million. The net change in the total valuation allowance for the years ended December 31, 2003 and 2002 were explained by $49.4 million and $6.8 million respectively, allocated to income from operations.

Subsequent recognition of the tax benefits relating to the valuation allowance for future tax assets as of December 31, 2003 will be allocated as follows:

Income tax benefit will be reported:
In the consolidated statement of income	$99.8
As a reduction of goodwill	24.2

$124.0

At December 31, 2003, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of $115.4 million, expiring from 2004 to 2018, and $381.5 million which can be carried forward indefinitely. The Company also has state net operating losses and tax credits of $189.9 million in the United States, which expire from 2005 to 2023 and federal alternative minimum tax credits of $14.6 million in the United States which can be carried forward indefinitely.

The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A future income taxes will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time.

6.    EARNINGS (LOSS) PER SHARE

Basic earnings per share are calculated by dividing net income available to holders of equity shares by the weighted average number of equity shares outstanding during the year. Net income available to holders of equity shares is computed by subtracting dividends on the preferred shares from net income. Diluted earnings per share are calculated by using the weighted average number of equity shares outstanding adjusted to include potentially the dilutive effect of convertible notes and stock options.

The following table sets forth the computation of basic and diluted earnings per share:

	2003	2002	2001
Net income (loss) available to holders of equity shares	$(67.9)	$250.4	$0.5
Income impact on assumed conversion of convertible notes, net of applicable income taxes	—	4.8	—

Net income (loss) adjusted for dilution effect	$(67.9)	$255.2	$0.5

(In millions)
Weighted average number of equity shares outstanding	136.0	140.7	142.2
Effect of dilutive convertible notes and stock options	—	4.7	0.8

Weighted average number of diluted equity shares outstanding	136.0	145.4	143.0

Earnings (loss) per share:
Basic	$(0.50)	$1.78	$—
Diluted	$(0.50)	$1.76	$—

In 2003, diluted net loss available to holders of equity shares does not include the effects of the convertible notes and stock options as the effect of their inclusion was anti-dilutive. In 2001, diluted net income available to holders of equity shares does not include the effects of the convertible notes as the effect of their inclusion was anti-dilutive.

7.    BUSINESS ACQUISITIONS AND DISPOSALS

Acquisitions

During the years ended December 31, 2003, 2002 and 2001, the Company acquired the following businesses, which have been accounted for by the purchase method, and earnings are included in the consolidated statements of income since the date of acquisition.

2003

In March 2003, the Company acquired minority interests in its Spanish operations for a cash consideration of $3.1 million, of which $2.2 million has been recorded in goodwill.

In May 2003, the Company also acquired minority interests in its North American operations for a cash consideration of $4.4 million, of which $3.0 million has been recorded in goodwill.

2002

In March 2002, the Company purchased all of the issued and outstanding shares of European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in France, for a cash consideration of $3.3 million. The purchase price will be adjusted by contingent considerations of a maximum of 6.1 million Euro ($7.6 million), based on achieving a specific performance level, and will be payable in 2004 and 2007. The contingent considerations, if any, will be recorded as an increase of the fixed assets. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. No goodwill resulted from this acquisition. The allocation purchase price process was completed as at March 31, 2003 and the effect of these adjustments did not have a significant impact on the consolidated financial statements.

During the year, the Company also acquired minority interests in North America and Europe for a cash consideration of $4.5 million for which $1.3 million was recorded in goodwill.

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

In July 2001, the Company acquired all of the issued and outstanding shares of Retail Printing Corporation, in Massachusetts, United States, to expand its North American retail network for a cash consideration of $97.6 million.

In August 2001, the Company purchased the manufacturing assets of Grupo Serla, in Mexico, for a cash consideration of $13.0 million.

During the year, the Company also completed other business acquisitions complementary to its operations for a cash consideration of $1.8 million.

Goodwill recognized in those transactions amounted to $98.7 million and was assigned to the North America, Europe and Latin America segments in the amounts of $85.7 million, $8.4 million and $4.6 million, respectively.

Net assets acquired at fair value:

	2003	2002	2001
Assets acquired:
Cash and cash equivalents	$—	$7.5	$1.8
Non-cash operating working capital	—	1.0	3.4
Property, plant and equipment	—	63.6	73.8
Goodwill	5.2	1.3	98.7
Other assets	—	—	0.8
Minority interest	2.3	3.2	7.2
Liabilities assumed:
Bank indebtedness	—	—	2.3
Long-term debt	—	55.5	31.2
Other liabilities	—	4.8	0.4
Future income taxes	—	0.1	3.1
Minority interest	—	8.4	—

Net assets acquired	$7.5	$7.8	$148.7

Consideration:
Cash	$7.5	$7.8	$140.7
Issuance of convertible subordinated debenture and promissory note	—	—	8.0

	$7.5	$7.8	$148.7

8. TRADE RECEIVABLES

Asset securitization

In March 2003, the Company renewed its 1998 agreement to sell, with limited recourse, a portion of its Canadian trade receivables on a revolving basis (the "Canadian Program"). The Canadian Program limit has been increased to Cdn $135.0 million from Cdn $125.0 million. As at December 31, 2003, the amount outstanding under the Canadian Program was Cdn $132.0 million ($101.0 million) (Cdn $125.0 million ($79.7 million) as at December 31, 2002).

In 2003, the Company sold, with limited recourse, a portion of its US trade receivables on a revolving basis under the terms of a US securitization agreement dated December 1999 (the "US Program"). The US Program limit is $510.0 million. As at December 31, 2003, the amount outstanding under the US Program was $488.0 million ($435.0 million as at December 31, 2002).

In 2003, the Company also sold, with limited recourse, a portion of its French and Spanish trade receivables on a revolving basis under the terms of a European securitization agreement dated June 2001 (the "European Program"). The European Program limit is 153.0 million Euro ($190.7 million). As at December 31, 2003, the amount outstanding under the European Program was 142.5 million Euro ($177.6 million) (129.5 million Euro ($135.0 million) as at December 31, 2002).

The Company has retained the responsibility for servicing, administering and collecting trade receivables sold. No servicing asset or liability has been recorded, since the fees the Company receives for servicing the receivables approximate the related costs.

At December 31, 2003, an aggregate of $902.2 million ($747.2 million as at December 31, 2002) of accounts receivable have been sold under the three programs, of which $135.6 million ($97.5 million as at December 31, 2002) were kept by the Company as a retained interest, resulting in a net aggregate consideration of $766.6 million ($649.7 million as at December 31, 2002) on the sale. The retained interest is recorded in the Company's accounts receivable, and its fair market value approximates its cost, given the short nature of the collection period of the accounts receivable sold. The rights of the Company to the retained interest are subordinated to the rights of the investors under the programs. There is no recourse under the programs to the Company's other assets for failure of debtors to pay when due, other than the retained interest of the Company.

Securitization fees vary based on commercial paper rates in Canada, the United States and Europe and, generally, provide a lower effective funding cost than available under the Company's bank facilities.

Proceeds from revolving sales between the securitization trusts and the Company in 2003 totaled $4.7 billion ($4.5 billion in 2002).

9. INVENTORIES

	2003	2002
Raw materials and supplies	$241.1	$234.0
Work in process	159.0	175.4

	$400.1	$409.4

10. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated depreciation	Net book value
December 31, 2003
Land	$88.5	$—	$88.5
Buildings and leasehold improvements	834.8	211.1	623.7
Machinery and equipment	3,766.8	1,933.9	1,832.9
Projects under development	35.9	—	35.9

	$4,726.0	$2,145.0	$2,581.0

December 31, 2002
Land	$83.4	$—	$83.4
Buildings and leasehold improvements	783.7	172.3	611.4
Machinery and equipment	3,433.6	1,605.7	1,827.9
Projects under development	87.9	—	87.9

	$4,388.6	$1,778.0	$2,610.6

As at December 31, 2003, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $386.6 million ($355.0 million as at December 31, 2002) and $233.3 million ($189.3 million as at December 31, 2002) respectively, for the assets held under capital leases. Depreciation expenses of property, plant and equipment held under capital leases amounted to $17.6 million in 2003 ($19.4 million in 2002 and $17.5 million in 2001).

11. GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

	North America	Europe	Latin America	Total
Balance as at December 31, 2002	$2,182.3	$324.8	$7.2	$2,514.3
Goodwill acquired	3.0	2.2	—	5.2
Foreign currency changes	6.9	64.1	0.5	71.5

Balance as at December 31, 2003	$2,192.2	$391.1	$7.7	$2,591.0

12. LONG-TERM DEBT

	Maturity	2003	2002
Revolving bank facility $1.0 B (a)	2004-2006	$279.3	$34.8
Senior notes 4.875% and 6.125% (b)	2008, 2013	596.8	—
Senior notes 8.42% and 8.52% (c)	2010, 2012	250.0	250.0
Senior notes 7.20% (d)	2006	250.0	250.0
Senior debentures 7.25% (e)	2007	150.0	150.0
Senior debentures 6.50% (f)	2027	150.0	150.0
Senior notes 8.54% and 8.69% (g)	2015, 2020	121.0	121.0
Senior notes 7.75% (h)	2009	30.7	292.8
Senior notes 8.375% (i)	2008	—	258.5
Commercial paper (j)	2004-2006	0.3	101.9
Other debts and capital leases (k)	2004-2016	64.2	98.1

		1,892.3	1,707.1
Less current portion		17.9	38.5

		$1,874.4	$1,668.6

(a)    In April 2003, the Company extended for an additional year its existing revolving bank facility. Subsequently, in November 2003, the Company restructured the facility. The new facility is comprised of three tranches. The first tranche of $250.0 million matures in 2004, while the second tranche of $250.0 million and the third tranche of $500.0 million mature in 2006. All three tranches can be extended on a yearly basis. The facility contains certain restrictions, including the obligation to maintain certain financial ratios. The facility can be used for general corporate purposes and as liquidity back-up for the Company's commercial paper program. The Company paid fees for the unused portion of $1.0 million in 2003 ($1.0 million in 2002).

The revolving bank facility bears interest at variable rates based on LIBOR or Bankers' Acceptances rates. At December 31, 2003, the drawings under this facility are denominated in Canadian and US dollars and bear interest at 3.53% and 1.92% respectively.

(b)    In November 2003, the Company issued senior notes for a principal amount of $600.0 million comprised of two tranches. The first tranche of $200.0 million matures on November 15, 2008 and was issued at a discount, for a net proceed of $199.8 million. The second tranche of $400.0 million matures on November 15, 2013 and was issued at a discount, for a net proceed of $397.0 million. Issuance costs of $4.8 million have been paid on that transaction.

(c)    In July 2000, the Company issued senior notes for a principal amount of $250.0 million comprised of two tranches. The first tranche of $175.0 million matures on July 15, 2010, while the second tranche of $75.0 million matures on July 15, 2012. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

(d)    In March 2001, the Company issued senior notes for a principal amount of $250.0 million maturing in March 2006. A portion of $33.0 million of the notes bears a floating interest rate, but has been swapped to fixed at the same rate as the coupon on the fixed rate portion (see Note 18 (c)). These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

(e)    The senior debentures mature on January 15, 2007.

(f)    The senior debentures mature on August 1, 2027 and are redeemable at the option of the holder at their par value on August 1, 2004.

(g)    In September 2000, the Company issued senior notes for a principal amount of $121.0 million comprised of two tranches. The first tranche of $91.0 million matures on September 15, 2015 and the second tranche of $30.0 million matures on September 15, 2020. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

(h)    In November 2003, following a tender offer at a premium for 100% of the face value of $300.0 million, the Company repurchased 89.6% of the notes or $268.7 million. The aggregate principal amount of the notes, as at December 31, 2003, is $31.3 million ($300.0 million as at December 31, 2002). The remaining senior notes mature on February 15, 2009 and are redeemable at the option of the Company at a decreasing premium between February 2004 and February 2007, and thereafter at par value until their final maturity. The notes were issued by World Color Press ("WCP") and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. In August 2001, the Company obtained the consent from the noteholders to generally conform the restrictions on the notes with the Company's other senior public debentures. At the same time, the notes which were senior subordinated notes became senior notes.

(i)    In December 2003, the Company exercised its option to redeem all of these senior notes at a premium. The notes were issued by WCP for an original aggregate principal of $300.0 million. They were subsequently revalued in order to reflect their fair value at the time WCP was acquired, based on the Company's borrowing rate for similar financial instruments. During 2000, the Company repurchased in the open market $42.4 million face value thereof. The aggregate principal amount of the notes, as at December 31, 2002 was $257.6 million.

(j)    At December 31, 2003, Cdn $0.4 million ($0.3 million) (Cdn $156.4 million ($99.6 million) as at December 31, 2002) of notes in Canadian dollars were outstanding under the Commercial paper program bearing interest at 3.00%. No notes in dollars ($2.3 million as at December 31, 2002) were outstanding at December 31, 2003. The program limit is $350.0 million. At December 31, 2003, the Commercial paper program was classified as long-term, since the Company has the ability and the intent to maintain such debt on a long-term basis and has long-term bank facilities available (see (a) above) to replace such debt, if necessary.

(k)    Other debts and capital leases are partially secured by assets. An amount of $29.6 million ($37.6 million as at December 31, 2002) is denominated in Euro, no debts or capital leases is denominated in British pounds ($18.9 million as at December 31, 2002), an amount of $4.2 million ($4.9 million as at December 31, 2002) in Swedish krona and an amount of $1.9 million ($1.0 million as at December 31, 2002) in Canadian dollars. At December 31, 2003, these debts and capital leases bear interest at rates ranging from 0.00% to 10.21%.

The Company was in compliance with all significant debt covenants at December 31, 2003.

Principal repayments on long-term debt are as follows:

2004	$17.9
2005	11.2
2006	538.4
2007	153.9
2008	204.7
2009 and thereafter	966.2

13. OTHER LIABILITIES

	2003	2002
Postretirement benefits	$66.5	$65.8
Pension liability	42.5	58.3
Workers' compensation accrual	18.1	18.3
Reserve for environmental matters	16.2	16.3
Reserve for unfavourable leases acquired	5.4	35.6
Other	45.8	34.6

	$194.5	$228.9

14. CONVERTIBLE NOTES

	Maturity	2003	2002
Convertible senior subordinated notes 6.00% (a)	2007	$110.7	$109.0
Convertible subordinated debentures 7.00% (b)	2004	6.0	6.0

		116.7	115.0
Less current portion		6.0	—

		$110.7	$115.0

(a)    The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The equity component of the notes, which corresponds to the option of the holder to convert the notes into equity shares of the Company, was valued at the date of acquisition and classified as additionnal paid-in capital. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2002 to the final maturity. Pursuant to the terms of the convertible notes, the Company repurchased $7.6 million of the notes in 1999 following a tender offer at par for 100% of the face value of $151.8 million. The Company subsequently repurchased notes in the open market in 2000 for the principal amount of $24.7 million thereof. The aggregate principal amount of the notes, as at December 31, 2003, was $119.5 million ($119.5 million as at December 31, 2002). The number of equity shares to be issued upon conversion of the convertible notes would be 3,656,201.

(b)    In March 2001, a subsidiary of the Company issued convertible subordinated debentures maturing in May 2004. These debentures are convertible in subordinate voting shares of the Company at a conversion price of $25.00 per share. The debentures are not redeemable prior to maturity. The number of equity shares to be issued upon conversion of the debentures would be 240,000.

15. CAPITAL STOCK

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

The Series 2 Cumulative Redeemable First Preferred Shares were entitled to a fixed cumulative preferential cash dividend of Cdn $1.25 per share per annum, payable quarterly from March 1, 1998 to November 30, 2002, if declared. Since then, the annual dividend represents a floating adjustable cumulative preferential cash dividend based on prime rate and payable on a monthly basis, if declared. These preferred shares are redeemable in whole but not in part, at the Company's option, since December 1, 2002, at Cdn $25.50 per share. On December 1, 2002, and at every 5th anniversary thereafter, these preferred shares may be converted into Series 3 Cumulative Redeemable First Preferred Shares under certain conditions.

The Series 3 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn $1.5380 per share per annum, payable quaterly from December 1, 2002 to November 30, 2007. Thereafter, a new fixed cumulative preferential cash dividend will be set by the Company for another five-year period. On December 1, 2007, and at every 5th anniversary thereafter, these preferred shares may be converted into Series 2 Cumulative Redeemable First Preferred Shares under certain conditions.

The Series 4 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn $1.6875 per share per annum, payable quarterly, if declared. On and after March 15, 2006, these preferred shares are redeemable at the option of the Company at Cdn $25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after June 15, 2006, these preferred shares may be converted at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

The Series 5 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn $1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, these preferred shares are redeemable at the option of the Company at Cdn $25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after March 1, 2008, these preferred shares may be converted at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Each series of Preferred Shares ranks on a parity with every other series of Preferred Shares.

(b) Issued and outstanding Redeemable First Preferred Shares

In December 2002, the holders of the Series 2 Cumulative Redeemable First Preferred Shares elected to convert more than 11,000,000 preferred shares into Series 3 Cumulative Redeemable First Preferred Shares. Consequently, in accordance with the Articles of the Company for these preferred shares, all remaining Series 2 Cumulative Redeemable First Preferred Shares were automatically converted into Series 3 Cumulative Redeemable First Preferred Shares.

In February 2001, the Company issued 8,000,000 Series 4 Cumulative Redeemable First Preferred Shares for a cash consideration of Cdn $200.0 million ($130.2 million) before share issue expenses of Cdn $4.8 million ($3.1 million) recorded as a reduction of retained earnings.

In August 2001, the Company issued 7,000,000 Series 5 Cumulative Redeemable First Preferred Shares for a cash consideration of Cdn $175.0 million ($113.9 million) before share issue expenses of Cdn $5.7 million ($3.7 million) recorded as a reduction of retained earnings.

(c) Share repurchase

In June 2003, the Company repurchased for cancellation a total of 10,000,000 Subordinate Voting Shares pursuant to its Substantial Issuer Bid dated April 24, 2003 for a net cash consideration, including redemption fees, of Cdn $241.1 million ($173.6 million). The Substantial Issuer Bid expired at midnight (Montreal time) on the evening of June 2, 2003. The excess of the price paid over the book value of the shares repurchased, amounting to $39.3 million, was charged to retained earnings.

In 2001, the Company initiated a normal course issuer bid for a maximum of 8,800,000 Subordinate Voting Shares over the period from April 6, 2001 to April 5, 2002. During 2002, under this normal course issuer bid program, the Company repurchased for cancellation 148,500 Subordinate Voting Shares for a net cash consideration of Cdn $5.2 million ($3.5 million). As at December 31, 2001, the Company repurchased for cancellation 3,543,700 Subordinate Voting Shares for a net cash consideration of Cdn $143.8 million ($98.2 million).

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

16. STOCK-BASED COMPENSATION PLANS

(a) Employee share plans

The Employee Stock Purchase Plan gives eligible employees in the United States the opportunity to acquire shares of the Company's capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees' behalf, a further amount equal to 17.5% of the total amount invested by the employee. The number of shares that may be issued and sold under the plan is limited to 2,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. At December 31, 2003, 6,559 employees (6,199 as at December 31, 2002 and 6,372 as at December 2001) were participating in the plan. The total number of plan shares issued on behalf of employees, including the Company's contribution, was 600,310 in 2003, (468,267 in 2002 and 270,843 in 2001) which represents compensation expenses amounting to $1.9 million in 2003 ($1.6 million in 2002 and $1.0 million in 2001).

The Employee Share Investment Plan gives eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company's capital stock and to have the Company invest, on the employee's behalf, a further 20% of the amount invested by the employee. The number of shares that may be issued and sold under this plan is limited to 3,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. At December 31, 2003, 2,281 employees (2,249 at December 31, 2002 and 2,072 at December 2001) were participating in the plan. The total number of shares issued on behalf of employees, including the Company's contribution, was 179,189 in 2003, (117,162 in 2002 and 120,494 in 2001), which represents compensation expenses amounting to $0.6 million in 2003 ($0.4 million in 2002 and $0.4 million in 2001).

(b) Stock option plans

Under stock option plans, a total of 7,575,159 Subordinate Voting Shares have been reserved for plan participants. As of December 31, 2003, the number of Subordinate Voting Shares related to the stock options outstanding was 3,699,061. The subscription price was usually equal to the share market price at the date the options were granted. The options vest over either four or five years. The options may be exercised during a period not exceeding ten years from the date they have been granted.

The number of stock options outstanding fluctuated as follows:

	2003		2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of year	3,525,376	$20.42	4,563,330	$20.07	4,297,478	$19.73
Issued	916,911	22.54	474,321	22.51	651,276	22.01
Exercised	(27,346)	13.93	(525,069)	16.77	(385,424)	12.91
Cancelled	(715,880)	23.01	(987,206)	22.33	—	—

Balance, end of year	3,699,061	$22.52	3,525,376	$20.42	4,563,330	$20.07

Options exercisable, end of year	1,939,486	$22.21	1,271,529	$19.54	2,444,969	$19.05

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$11 - $15	72,671	0.71	$12.28	72,671	$12.28
$15 - $18	362,080	5.87	16.93	217,080	17.14
$18 - $21	564,636	4.27	20.47	314,636	20.18
$21 - $24	1,468,180	7.13	22.55	646,513	22.42
$24 - $29	1,231,494	6.34	25.67	688,586	25.60

	3,699,061	6.27	$22.52	1,939,486	$22.21

Prior to January 1, 2003, the Company used the settlement based method for its stock-based compensation plans. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 under all plans, the Company's pro forma net income (loss), earnings (loss) per share and diluted earnings (loss) per share would have been as presented in the table below.

	2003	2002
Pro forma net income (loss)	$(31.8)	$278.8
Pro forma earnings (loss) per share:
Basic	$(0.50)	$1.78
Diluted	$(0.50)	$1.75

The pro forma disclosure omits the effect of awards granted before January 1, 2002. These pro forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions.

Weighted-average grant date fair value of options	$4.86
Assumptions:
Risk-free interest rate	4.48% - 5.07%
Dividend yield	2%
Expected volatility	25%
Expected life	7 years

(c) Deferred Stock Unit Plan

The deferred stock unit plan ("DSU plan") is for the benefit of the Company's directors. Under the DSU plan, a portion of each director's compensation package is received in the form of units. The value of a unit is based on the weighted average trading price of the Subordinate Voting Shares. Subject to certain limitations, the units will be redeemed by the Company when the director ceases to be a DSU participant. For the purpose of redeeming units, the value of a unit shall correspond to the fair market value of a Subordinate Voting Share on the date of redemption.

As of December 31, 2003, the number of units outstanding under this plan was 83,972 (31,260 in 2002), which represents compensation expenses amounting to $0.9 million in 2003 ($0.7 million in 2002).

17. TRANSLATION ADJUSTMENT

The change in the translation adjustment included in shareholders' equity is the result of the fluctuation of the exchange rates on translation of net assets of self-sustaining foreign operations, exchange gains or losses on intercompany account balances that form part of the net investments and foreign exchange gains or losses related to derivative financial instruments used to hedge the net investments.

18. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

(a) Fair value of financial instruments

The carrying values of cash and cash equivalents, trade receivables, receivables from related parties, bank indebtedness, trade payables and accrued liabilities approximate their fair values because of the short-term nature of these items.

The following table summarizes the book value and fair value at December 31, 2003 and 2002 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates.

	2003		2002
	Book Value	Fair Value	Book Value	Fair Value
Financial liabilities
Long-term debt(1)	$(1,892.3)	$(2,005.9)	$(1,707.1)	$(1,861.5)
Convertible notes(1)	(116.7)	(127.4)	(115.0)	(123.8)
Derivative financial instruments (Gain (loss))
Interest rate swap agreements	—	(3.2)	—	(8.2)
Foreign exchange forward contracts	42.6	73.3	—	(8.9)
Cross currency interest rate swaps	(47.2)	(54.2)	—	(29.7)
Commodity swaps	—	1.0	—	—

(1)
Including current portion

(b) Foreign exchange risk management

The Company enters into foreign exchange forward contracts and cross-currency swaps to set the exchange rate for foreign denominated sales and related receivables and to manage its foreign exchange exposure on net investments and foreign denominated assets. The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:

(i)
Foreign exchange forward contracts

	2003		2002
Currencies (sold / bought)	Notional amounts(2)	Average rate(3)	Notional amounts(2)	Average rate(3)
$/ Cdn $
Less than 1 year	$129.1	0.6666	$116.2	0.6528
Between 1 and 3 years	261.7	0.6263	141.9	0.6269
Between 3 and 5 years	133.9	0.6219	249.3	0.6213
Euro / $
Less than 1 year	94.0	0.8084	30.6	0.9944
SEK / $
Less than 1 year	15.7	7.3237	12.9	8.9188
GBP / Euro
Less than 1 year	19.4	0.7058	6.4	0.6370
Between 1 and 3 years	1.4	0.7166	—	—
Other
Less than 1 year	17.7	—	31.9	—
Between 1 and 3 years	0.5	—	—	—

	$673.4		$589.2

(2)
Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2003 and 2002.

(3)
Rates are expressed as the number of units of the currency sold for one unit of the currency bought.

(ii)
Cross-currency swaps

	2003		2002
Currencies (sold / bought)	Notional amounts(1)	Average rate(2)	Notional amounts(1)	Average rate(2)
Euro / $
Less than 1 year	$98.3	1.0440	$70.5	1.0760
Between 1 and 3 years	91.9	0.9521	119.8	1.0961
SEK / $
Less than 1 year	21.5	8.8565	14.2	10.5606
Between 1 and 2 years	—	—	16.2	9.2375

	$211.7		$220.7

(1)
Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2003 and 2002.

(2)
Rates are expressed as the number of units of the currency sold for one unit of the currency bought.

(c) Interest rate risk management

The Company has entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts.

The amounts of outstanding contracts at December 31, 2003 are included in the table below:

Maturity	Notional amount	Pay/Receive	Fixed Rate	Floating Rate
March 2006	$33.0	Company pays fixed/receives floating	7.20%	Libor 3 months/plus 1.36%

The amounts of outstanding contracts at December 31, 2002 are included in the table below:

Maturity	Notional amount	Pay/Receive	Fixed Rate	Floating Rate
Less than 1 year	$550.0	Company pays fixed/receives floating	1.67 - 5.30%	Libor 1 month/Libor 3 months
March 2006	$33.0	Company pays fixed/receives floating	7.20%	Libor 3 months/plus 1.36%

(d) Commodity risk

The Company has entered into commodity swap agreements to manage a portion of its North American natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the notional amounts.

The amounts of outstanding contracts at year-end are included in the table below:

	2003		2002
Countries / Unit	Notional quantity	Average price(1)	Notional quantity	Average price(1)
Canada / Gigajoules
Less than 1 year	0.3	$4.42	0.3	$3.84
US / MMBTU
Less than 1 year	2.2	$5.09	—	$—

(1)
Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2003 and 2002.

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

The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2003, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

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

19. COMMITMENTS AND CONTINGENCIES

(a) Leases

The Company rents premises and machinery and equipment under operating leases which expire at various dates up to 2016 and for which minimum lease payments total $448.6 million.

Annual minimum payments under these leases are as follows:

2004	$100.8
2005	84.1
2006	68.1
2007	51.8
2008	36.2
2009 and thereafter	107.6

Rental expenses for operating leases were $89.1 million, $91.4 million and $83.0 million for the years 2003, 2002 and 2001.

(b) Machinery and equipment

As at December 31, 2003, the Company had commitments to purchase equipment for a total value of approximately $11 million.

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

(d) Business acquisitions

The Company signed a binding agreement to purchase, in September 2004, the remaining 50% of Helio Charleroi in Belgium, a subsidiary of European Graphic Group, SA. The transaction should amount to 24.9 million Euro ($31.0 million), adjusted by a contingent consideration based on achieving a specific performance level over the period ending September 2004.

20. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions, at prices and conditions prevailing on the market, with related parties (the parent company and its other subsidiaries) and were accounted for using the amount of cash consideration:

	2003	2002	2001
Revenues	$42.5	$38.0	$32.0
Purchases	2.2	1.0	1.7
Management fees billed by Quebecor Inc.	3.9	3.5	3.8

During the year, the Company transferred the benefit of a deduction for Part VI.I tax to subsidiaries of its parent company for a consideration of Cdn $11.4 million ($8.7 million), (Cdn $9.9 million ($6.4 million) in 2002) recorded in receivables from related parties. This reduced the Company's available future income tax assets by Cdn $10.8 million ($8.3 million), (Cdn $11.5 million ($7.4 million) in 2002), and increased the additional paid-in capital by Cdn $0.6 million ($0.4 million) (decrease of Cdn $1.6 million ($1.0 million) in 2002). The transaction was recorded at the carrying amount.

21. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company maintains defined benefit and contribution pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years.

The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during employees' active service period.

The following table is based on a September 30th measurement date. The table provides a reconciliation of the changes in the plan's benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2003 and December 31, 2002 and a statement of the funded status as at December 31, 2003 and December 31, 2002:

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Changes in benefit obligations
Benefit obligation, beginning of year	$809.5	$731.5	$92.3	$77.0
Service cost	35.4	31.5	1.3	0.9
Interest cost	54.5	52.3	6.0	5.3
Plan participants' contributions	5.0	4.4	2.1	2.2
Plan amendments	2.4	6.4	—	(0.7)
Curtailment gain	(0.4)	—	—	—
Acquisitions	—	1.6	—	—
Actuarial loss	85.0	33.6	6.1	16.5
Benefits paid	(59.4)	(58.2)	(8.4)	(9.0)
Foreign currency changes	39.0	6.4	0.9	0.1

Benefit obligation, end of year	$971.0	$809.5	$100.3	$92.3

Changes in plan assets
Fair value of plan assets, beginning of year	$404.1	$481.9	$—	$—
Actual return on plan assets	64.9	(52.8)	—	—
Employer contributions	41.2	24.6	6.3	6.8
Plan participants' contributions	5.0	4.4	2.1	2.2
Transfer / Adjustment	1.4	—	—	—
Benefits paid	(59.4)	(58.2)	(8.4)	(9.0)
Foreign currency changes	23.6	4.2	—	—

Fair value of plan assets, end of year	$480.8	$404.1	$—	$—

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Reconciliation of funded status
Funded status	$(490.2)	$(405.4)	$(100.3)	$(92.3)
Unrecognized net transition asset	(5.1)	(5.1)	—	—
Unrecognized prior service cost (benefit)	19.9	13.6	(0.6)	(0.6)
Unrecognized actuarial loss	401.9	330.6	28.5	23.9
Adjustment for fourth quarter contributions	47.0	19.8	1.7	1.7

Net amount recognized	$(26.5)	$(46.5)	$(70.7)	$(67.3)

Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Benefit obligation	$(971.0)	$(809.5)	$(100.3)	$(92.3)
Fair value of plan assets	480.8	404.1	—	—

Funded status — plan deficit	$(490.2)	$(405.4)	$(100.3)	$(92.3)

The following table provides the amounts recognized in the consolidated balance sheets:

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Accrued benefit liability (1)	$(63.0)	$(77.7)	$(70.7)	$(67.3)
Prepaid benefit costs (2)	36.5	31.2	—	—

Net amount recognized	$(26.5)	$(46.5)	$(70.7)	$(67.3)

(1)
Current portion recorded as accrued liabilities and long-term portion recorded as other liabilities.

(2)
Included in other assets.

The following table provides the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits
	2003	2002	2001	2003	2002	2001
Defined benefit plans
Service cost	$35.4	$31.5	$25.0	$1.3	$0.9	$0.8
Interest cost	54.5	52.3	48.5	6.0	5.3	5.4
Expected return on plan assets	(50.1)	(50.6)	(58.1)	—	—	—
Amortization of transitional assets	(0.7)	(0.6)	(0.6)	—	—	—
Amortization of prior service cost (benefit)	—	—	0.3	(0.1)	(0.6)	(0.4)
Amortization of actuarial loss (gain)	5.4	2.5	(0.9)	1.4	0.2	—
Curtailment loss (gain)	2.1	—	0.9	—	—	(0.4)
Valuation allowance	—	(0.1)	(0.9)	—	—	—

Net periodic cost	46.6	35.0	14.2	8.6	5.8	5.4
Defined contribution plans	11.8	13.8	15.7	—	—	—

Total periodic benefit cost	$58.4	$48.8	$29.9	$8.6	$5.8	$5.4

The weighted average assumptions used in the measurement of the Company's benefit obligation are as follows:

	Pension Benefits			Postretirement Benefits
	2003	2002	2001	2003	2002	2001
Discount rate	6.0%	6.7%	7.0%	6.0%	6.8%	7.2%
Expected return on plan assets	8.2%	8.2%	9.7%	—	—	—
Rate of compensation increase	3.5%	3.4%	3.4%	—	—	—

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.2% at the end of 2003 (8.7% at the end of 2002) and is expected to decrease gradually to 5% in 2009 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement benefits
Sensitivity analysis
	1% increase	1% decrease
Effect on service and interest costs	$0.6	$(0.5)
Effect on benefit obligation	7.3	(6.3)

22. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a) Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements

The application of GAAP in the United States would have the following effects on net income as reported:

	2003	2002	2001
Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$(31.4)	$279.3	$22.4
Adjustments before income taxes:
Stock-based compensation (a) (i)	(1.9)	2.1	0.1
Convertible senior subordinated notes (a) (ii)	2.4	2.3	—
Hedge accounting (a) (iv)	23.6	—	—

	24.1	4.4	0.1
Income taxes (a) (i) (iv) (v)	(7.9)	(0.6)	(0.4)
Asset retirement obligations, net of income taxes of $0.8 (a) (v)	(1.2)	—	—

Net adjustments	15.0	3.8	(0.3)

Net income (loss), as adjusted per GAAP in the United States	$(16.4)	$283.1	$22.1
Net income available to holders of preferred shares	36.5	28.9	21.9

Net income (loss) per GAAP in the United States available to holders of equity shares	(52.9)	254.2	0.2
Income impact on assumed conversion of convertible notes, net of applicable income taxes	—	3.8	—

Net income (loss) per GAAP in the United States adjusted for dilution effect	$(52.9)	$258.0	$0.2

Weighted average number of equity shares outstanding (in millions):
Basic	136.0	140.7	142.2
Diluted	136.0	145.4	143.0

Earnings (loss) per share as adjusted per GAAP in the United States:
Basic	$(0.39)	$1.81	$—
Diluted	$(0.39)	$1.77	$—

(i) Stock-based compensation

Under GAAP in the United States, prior to fiscal 2003, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for stock-based compensation", the Company applied Accounting Principles Board Opinion No. 25, "Accounting for stock issued to employees" (APB 25) and related interpretations in accounting for its employee share plans and stock option plans. Effective January 1, 2003, the Company changed its method of accounting for stock-based compensation and decided to use the fair value based method of accounting for all its stock-based compensation plans. In accordance with the provisions of SFAS No.148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No.123", the Company adopted these changes using the prospective method. This adoption of SFAS no.123 and No.148 harmonizes accounting standards with CICA Handbook Section 3870.

Employee stock purchase plan in the United States:

Under the provisions of APB 25, applied by the Company prior to fiscal 2003, an Employee Share Plan was accounted for as non-compensatory. Under GAAP in Canada, the Company's contributions were accounted for as compensation expenses.

Stock option plans:

The Company awarded in 1999 a special performance grant to certain executives. Under the provisions of APB 25, which the Company applied prior to fiscal 2003, those grants were accounted for as a variable plan. Compensation costs of this grant are still recognized over the vesting period. There were no similar requirements under GAAP in Canada.

(ii) Convertible senior subordinated notes

Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders' equity as additional paid-in capital. The difference between the carrying amount of the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain (loss) on repurchase is recorded through income in the period of extinguishment.

(iii) Presentation of goodwill amortization

Under GAAP in Canada, prior to fiscal 2002, goodwill amortization was presented, net of related income taxes, and was excluded from the calculation of operating income. Under GAAP in the United States, goodwill amortization was included in the computation of operating income and was presented as an operating expense. For the year 2002 and onward, the Company adopted the new CICA accounting standard related to goodwill and other intangible assets (see notes 1(i) and 11). Under the new accounting standard, goodwill is not amortized. This new CICA accounting standard harmonizes with SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") effective January 1, 2002.

(iv) Accounting for derivative instruments and hedging activities

Effective since January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In order to apply hedge accounting under SFAS 133, hedging relationships must be formally documented and highly effective at offsetting changes in hedged items.

The Company did not apply the hedge accounting under SFAS No.133 for some foreign exchange forward contracts and cross currency swaps that hedge anticipated foreign denominated sales and the related receivables, and foreign denominated asset exposures, under GAAP in the United States during 2003. However, the Company considers those derivative instruments to be effective foreign currency risk management tools and economic hedges of the changes attributable to the foreign currencies in which the forecasted transactions and assets are denominated. Under GAAP in Canada, hedge accounting was applied to all such transactions.

(v) Asset retirement obligations

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", (SFAS 143), which addresses financial accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased each period to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Under GAAP in Canada, such accounting for asset retirement obligations is not required.

(b) Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	2003		2002
	Canada	United States	Canada	United States
Assets
Future income taxes (a) (iv) (b) (i)	$105.8	$106.7	$27.8	$31.0
Prepaid expenses (a) (iv) (b) (i)	17.4	33.0	25.2	25.7
Property, plant and equipment, net (a) (v)	2,581.0	2,582.7	2,610.6	2,610.6
Other assets (a) (iv) (b) (i) (ii)	133.8	175.2	113.3	133.6
Liabilities and Sharesholders' Equity
Accrued liabilities (a) (iv) (b) (i)	552.5	607.5	485.8	506.5
Other liabilities (a) (iv) (v) (b) (i) (ii)	194.5	482.7	228.9	510.5
Future income taxes (a) (i) (iv) (v) (b) (i) (ii)	405.1	294.7	287.2	203.2
Convertible Notes (a) (ii)	110.7	121.8	115.0	128.5
Capital stock (b) (iii)	1,693.1	1,662.1	1,813.9	1,780.2
Additional paid-in capital (a) (i) (ii)	105.9	89.8	103.6	86.2
Retained earnings (a) (i) (ii)(iv)(v) (b) (i) (iii)	723.6	773.2	901.9	939.1
Translation adjustment (c)	(19.2)	—	(115.6)	—
Accumulated other comprehensive income (loss) (a) (iv) (b) (i) (ii) (c)	—	(206.0)	—	(309.5)

(i) Accounting for derivative instruments and hedging activities

Effective since January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133). The Company recorded the cumulative effect of change in other comprehensive income (loss) upon the adoption of SFAS 133 in 2001.

The Company utilizes interest rate and commodity SWAP to enhance its ability to manage risk relating to cash flow exposure. On the earlier of the date into which the derivative contract is entered or the date of transaction, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

Under GAAP in Canada, these derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

  (ii) Pension and postretirement plans

  GAAP in the United States requires recognition of an additional minimum liability that is at least equal to the unfunded accumulated benefit obligation, when the accumulated benefit obligation exceeds the fair value of plan assets. If an additional minimum liability is recognized, a portion is recognized as an intangible asset up to the amount of unrecognized prior service cost and net transition obligations, and the excess is recognized in a separate component in the other comprehensive income, net of tax benefits. Under GAAP in Canada, such adjustment is not required.

  (iii) Share issue costs

  Under GAAP in the United States, share issue costs are deducted from the value proceeds of the capital stock issued. Under GAAP in Canada, share issue costs are included in the Retained Earnings in the year when incurred.

(c) Comprehensive income (loss)

  Moreover, the application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity.

	2003	2002	2001
Net income (loss), as adjusted per GAAP in the United States	$(15.2)	$283.1	$22.1
Cumulative effect of changes in accounting principles, net of income taxes ($3.3 in 2001) (b) (i)	—	—	(6.3)
Gain (loss) on hedging activities, net of income taxes of $(5.5) ($(3.2) in 2002 and $6.3 in 2001) (b) (i)	39.2	(22.2)	(12.0)
Additional minimum liability, net of income taxes of $37.3 ($53.8 in 2002 and $27.4 in 2001) (b) (ii)	(32.1)	(109.2)	(44.2)
Currency translation adjustment	96.4	30.9	(14.3)

Other comprehensive income (loss)	103.5	(100.5)	(76.8)
Comprehensive income (loss) as per GAAP in the United States	$88.3	$182.6	$(54.7)

23. SEGMENT DISCLOSURES

        The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges.

        Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market values, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among these segments.

	North America(1)	Europe	Latin America	Other	Inter- segment	Total
Revenues
2003	$5,062.9	$1,151.4	$177.3	$—	$(0.1)	$6,391.5
2002	5,087.6	1,002.5	183.5	—	(1.9)	6,271.7
2001	5,370.7	910.7	161.8	—	(0.5)	6,442.7
Depreciation and amortization
2003	261.5	62.7	10.2	1.5	—	335.9
2002	250.7	57.3	7.0	1.0	—	316.0
2001	258.9	49.6	7.4	1.3	—	317.2
Impairment of assets, restructuring and other charges
2003	78.5	6.8	11.8	1.2	—	98.3
2002	(9.0)	22.1	1.0	5.5	—	19.6
2001	194.4	22.6	14.6	38.4	—	270.0
Operating income (loss)
2003	232.6	23.5	(15.5)	(8.5)	—	232.1
2002	536.3	16.8	13.2	(23.1)	—	543.2
2001	370.1	30.5	(4.2)	(48.6)	—	347.8
Goodwill amortization, net of income taxes
2003	—	—	—	—	—	—
2002	—	—	—	—	—	—
2001	55.5	5.4	0.5	—	—	61.4
Additions to property, plant and equipment
2003	187.9	45.6	8.9	0.7	—	243.1
2002	139.9	29.5	14.1	1.0	—	184.5
2001	180.6	43.3	40.8	13.6	—	278.3
Property, plant and equipment
2003	1,952.8	535.2	90.5	2.5	—	2,581.0
2002	2,024.1	489.8	94.4	2.3	—	2,610.6
Goodwill
2003	2,192.2	391.1	7.7	—	—	2,591.0
2002	2,182.3	324.8	7.2	—	—	2,514.3
Total assets
2003	4,828.3	1,149.5	207.1	28.9	—	6,213.8
2002	4,954.6	1,003.1	215.4	34.3	—	6,207.4

(1)
Includes Revenues amounting to $907.8 million ($867.0 million in 2002 and $896.2 million in 2001), Property, plant and equipment amounting to $294.1 million ($253.5 million in 2002) and Goodwill amounting to $42.8 million ($33.0 million in 2002) for Canada.

        The Company carries out international commercial printing operations, and offers to its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics, and other value-added services.

        Revenues per product are as follows:

	2003		2002		2001
Magazine	$1,694.4	26.5%	$1,645.8	26.3%	$1,675.8	26.0%
Retail inserts	1,519.8	23.8	1,428.2	22.8	1,306.8	20.3
Catalogs	1,031.8	16.1	1,018.5	16.2	1,054.9	16.4
Books	698.1	10.9	733.7	11.7	718.0	11.1
Specialty printing and direct mail	619.0	9.7	604.0	9.6	790.5	12.3
Directories	356.6	5.6	391.4	6.2	388.4	6.0
Pre-media, logistics and other value-added services	471.8	7.4	450.1	7.2	508.3	7.9

	$6,391.5	100.0%	$6,271.7	100.0%	$6,442.7	100.0%

FIVE YEAR FINANCIAL SUMMARY

Years ended December 31
(In millions of US dollars, except per share data & other statistics)

	2003	2002	2001	2000	1999
Consolidated Results
Revenues	$6,391.5	$6,271.7	$6,442.7	$6,554.9	$4,984.1
Operating income before depreciation and amortization and before IAROC	689.8	898.4	955.6	1,069.9	758.5
Operating income before IAROC	330.4	562.8	617.8	724.8	472.5
IAROC	98.3	19.6	270.0	(2.7)	180.0
Operating income	232.1	543.2	347.8	727.5	292.5
Net income (loss)*	(31.4)	279.3	22.4	295.4	77.5
Cash provided by operating activities	461.3	513.4	576.5	917.8	710.1
Free cash flow from operations**	183.3	319.8	287.2	747.3	552.6
Operating margin before depreciation and amortization and before IAROC***	10.8%	14.3%	14.8%	16.3%	15.2%
Operating margin before IAROC***	5.2%	9.0%	9.6%	11.1%	9.5%
Operating margin***	3.6%	8.7%	5.4%	11.1%	5.9%

Financial Position
Working capital	$(193.0)	$(213.8)	$(194.5)	$(66.5)	$72.5
Property, plant and equipment	2,581.0	2,610.6	2,634.0	2,683.0	2,895.3
Total assets	6,213.8	6,207.4	6,186.5	6,520.8	6,904.3
Long-term debt (including convertible notes)	2,009.0	1,822.1	2,132.2	2,208.7	2,839.9
First Preferred Shares	456.6	456.6	456.6	212.5	212.5
Equity Multiple and Subordinate Voting Shares	1,236.5	1,357.3	1,336.7	1,418.7	1,441.3
Debt-to-capitalization	44:56	40:60	46:54	47:53	55:45

Per Share Data
Earnings (loss)*
Diluted	$(0.50)	$1.76	$—	$1.91	$0.54
Diluted before IAROC	$0.03	$1.92	$1.58	$1.90	$1.55
Dividends on equity shares	$0.52	$0.49	$0.46	$0.33	$0.28
Book value	$15.51	$15.92	$14.39	$15.47	$14.26
Market price — TSE close in CDN$	$26.75	$35.00	$35.88	$37.60	$32.25
Market price — NYSE close	$20.59	$22.32	$22.56	$25.19	$21.94

Other statistics
Capital expenditures	$243.1	$184.5	$278.3	$242.2	$194.7
Return on capital employed	12.8%	17.3%	17.9%	19.5%	19.0%

IAROC: Impairment of assets, restructuring and other charges

*
Effective January 1, 2002, net income (loss) and earnings (loss) per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.

**
Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

***
Margins calculated on revenues.

LIST OF EXHIBITS

The following documents are attached to this annual report on Form 40-F:

23.1	Consent of KPMG LLP
31.1	Certification of Pierre Karl Péladeau, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Claude Hélie, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Pierre Karl Péladeau, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Claude Hélie, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23.1

KPMG

KPMG LLP
Chartered Accountants

2000 McGill College Avenue
Suite 1900
Montréal (Québec) H3A 3H8

Téléphone (514) 840-2100
Telefax (514) 840-2187
http://www.kpmg.ca

ACCOUNTANTS' CONSENT

The Board of Directors
Quebecor World Inc. and
the Board of Directors
Quebecor World Capital Corporation

We consent to the use in the Annual Report on Form 40-F of Quebecor World Inc. filed with the United States Securities and Exchange Commission, of our report dated January 30, 2004 on the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2003 and 2002 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2003, 2002, and 2001, and to the incorporation by reference of such report into (i) the Registration Statements on Form S-8 of Quebecor Printing Inc. (now known as Quebecor World Inc.) (Registration Nos. 333-1662 and 333-8870), (ii) the Registration Statements on Form S-8 of Quebecor World Inc. (Registration Nos. 333-50264, 333-52858 and 333-115152) and (iii) the combined Registration Statement on Forms F-3 and F-9 of Quebecor Printing Inc. (now known as Quebecor World Inc.), Quebecor Printing Capital Corporation (now known as Quebecor World Capital Corporation) and Quebecor Printing Capital GP (now known as Quebecor World Capital GP) (Registration Nos. 333-10360, 333-10360-01 and 333-10360-02).

KPMG LLP

Chartered Accountants

Montréal, Canada
May 17, 2004

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is a member firm of KPMG International, a Swiss association.

EXHIBIT 31.1

CERTIFICATIONS

I, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor World Inc., certify that:

  I have reviewed this annual report on Form 40-F of Quebecor World Inc.;

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this report, fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

  The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    [omitted pursuant to the guidance of Release No. 33-8283 (June 5, 2003)]

    evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report ; and

    disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

  The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

    any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: May 19, 2004

/s/ Pierre Karl Péladeau
Pierre Karl Péladeau
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Claude Hélie, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

  I have reviewed this annual report on Form 40-F of Quebecor World Inc.;

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this report, fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

  The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    [omitted pursuant to the guidance of Release 33-8283 (June 5, 2003)]

    evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report; and

    disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

  The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

    any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: May 19, 2004

/s/ Claude Hélie
Claude Hélie
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Quebecor World Inc. (the "Company") on Form 40-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Pierre Karl Péladeau, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley of 2002, that:

  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Pierre Karl Péladeau
Pierre Karl Péladeau
President and Chief Executive Officer

Dated: May 19, 2004

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Quebecor World Inc. (the "Company") on Form 40-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Claude Hélie, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley of 2002, that:

  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Claude Hélie
Claude Hélie
Executive Vice President and
Chief Financial Officer

Dated: May 19, 2004