Form 40-F
period 2005-12-31
QUEBECOR WORLD INC
filed 2006-03-24
CIK 1003470

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

83,980,514 Subordinate Voting shares Outstanding

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

        Yes  •                  No

Material included in this Form 40-F:

  The Annual Information Form of the Registrant dated March 22, 2006.

  Management's Discussion and Analysis of Financial Condition and Results of Operation and Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2005, 2004 and 2003.

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

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report on Form 40-F and have determined that such disclosure controls and procedures are effective, including that the design of such controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared.

AUDIT COMMITTEE

Quebecor World Inc. (the "Registrant") has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's audit committee are Robert Coallier (Chairman), Monique F. Leroux, Robert Normand and Alain Rhéaume.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Registrant has reviewed the definition of "audit committee financial expert" under paragraph 8(b) of General Instruction B to Form 40-F and determined that the Registrant has at least one audit committee financial expert. The names of the audit committee financial experts of the Registrant are Messrs. Robert Coallier, Robert Normand and Alain Rhéaume and Mrs. Monique F. Leroux. All members of the Audit Committee are "independent" within the meaning of Section 303A(6) of the New York Exchange Standards.

The Commission has indicated that the designation of Messrs. Robert Coallier, Robert Normand and Alain Rhéaume and Mrs. Monique F. Leroux. as the audit committee financial experts of the Registrant does not (i) make any of Messrs. Coallier, Normand and Rhéaume and Mrs. Leroux an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Messrs. Coallier, Normand and Rhéaume and Mrs. Leroux that are greater than those imposed on them as members of the audit committee and the Board of Directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees payable to the Registrant's external auditor, KPMG LLP, for the years ended December 31, 2005, and December 31, 2004, totalled $7,267,000 and $5,858,000, respectively, as detailed in the following table:

Fees	Financial Year Ended December 31, 2005	Financial Year Ended December 31, 2004

Audit Fees(1)	$4,522,000	$3,990,000

Audit-Related Fees(2)	$1,720,000	$466,000

Tax Fees(3)	$758,000	$1,339,000

All other Fees(4)	$267,000	$63,000

Total Fees:	$7,267,000	$5,858,000

(1)

Audit Fees consist of fees billed for the annual audit and quarterly reviews of the company's annual and quarterly consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues, the review of documents filed with regulatory authorities and translation services.

(2)

Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; audit of business disposals; and employee benefit plan audits.

(3)

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.

(4)

All Other Fees include fees billed for advice with respect to internal controls over financial reporting and disclosure controls and procedures of the Company and its subsidiaries and assistance provided to obtain grants and subsidies.

Pre-approval policies and procedures

The Registrant's audit committee has adopted a pre-approval policy pursuant to which the Registrant may not engage the Registrant's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The audit committee must pre-approve all audit services as well as permitted non-audit services. However, in certain circumstances, the audit committee may delegate to its Chairman the authority to grant such pre-approval, provided that the decisions of the Chairman to whom authority is so delegated is presented to the full audit committee at its next scheduled meeting.

For each of the years ended December 31, 2005 and 2004, none of the non-audit services described above were approved by the audit committee pursuant to the "minimis exception" to the pre-approval requirement for non-audit services.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant and its subsidiaries have certain off-balance sheet arrangements and commitments that have financial implications. These arrangements are described in Notes 9 and 20 to our audited consolidated financial statements for the year ended December 31, 2005 included hereto. A discussion of our off-balance sheet arragements can also be found on pages 67-68 of the Management's Discussion and Analysis for the year ended December 31, 2005 included hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Cash Obligations ($ millions)

	2006	2007	2008	2009	2010	2011 and thereafter
Long-term debt and convertible notes	$—	$265	$202	$585	$175	$597
Capital leases	8	4	3	8	2	7
Operating leases	102	70	45	30	19	69
Capital asset purchase commitments	58	40	—	—	—	—

Total contractual cash obligations	$168	$379	$250	$623	$196	$673

For further details on our long-term debt and convertible notes, Capital leases, Operating leases and Capital asset purchase commitments see Notes 13, 15 and 20 of our audited consolidated financial statements for the year ended December 31, 2005 included hereto.

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

Registrant:

QUEBECOR WORLD INC.

/s/ Marie-É Chlumecky
Marie-É Chlumecky
Assistant Secretary

March 22, 2006

QUEBECOR WORLD INC.

ANNUAL INFORMATION FORM

For the Year Ended

December 31, 2005

March 22 , 2006

QUEBECOR WORLD INC.

TABLE OF CONTENTS

INTRODUCTORY NOTE

In this Annual Information Form, unless the context otherwise requires, the terms "we", "us", "our", "Quebecor World" and the "Corporation" refer to Quebecor World Inc. on a consolidated basis, including its partnerships, subsidiaries and divisions and their respective predecessors. Unless otherwise indicated, (i) all references to "dollars," "US$" and "$" are to United States dollars, and (ii) the information presented in this Annual Information Form is given as at March 1, 2006.

ITEM 1 — INCORPORATION

1.1   Incorporation of Quebecor World Inc.

We were incorporated on February 23, 1989 pursuant to the Canada Business Corporations Act under the name "Quebecor Printing Inc." ("Quebecor Printing"). On January 1, 1990, our predecessor, Quebecor Printing, Quebecor Printing Group Inc., Quebecor Printing (Canada) Inc., 166599 Canada Inc., Ronalds Printing Atlantic Limited and 148461 Canada Inc. amalgamated under the name "Quebecor Printing Inc." pursuant to the Canada Business Corporations Act. This corporate reorganization was undertaken in order to consolidate the assets of the printing sector of Quebecor Inc., our parent company, which, prior to such reorganization, consisted of a number of divisions and subsidiaries. Our Articles were amended:

    on December 7, 1990, in order to subdivide each outstanding share into five shares;

    on December 14, 1990, in order to create Series 1 Preferred Shares;

    on February 24, 1992, in order to delete private company restrictions;

    on April 10, 1992, in order to:

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

  on April 25, 2000, in order to change our name to "Quebecor World Inc.";

  on February 21, 2001, in order to create Series 4 First Preferred Shares; and

  on August 10, 2001, in order to create Series 5 First Preferred Shares.

Our head office is located at 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8. Our telephone number at our head office is (514) 954-0101. Our fax number is (514) 954-9624 and our web site is www.quebecorworldinc.com. Any information or documents on our website is not, however, included in, nor shall any of such information or documents be deemed to be incorporated by reference into, this Annual Information Form.

1.2   SUBSIDIARIES

The following organizational chart shows our principal subsidiaries as at December 31, 2005, their jurisdiction of incorporation or continuation and the percentage of voting rights we hold or control, directly or indirectly. We do not own or control, directly or indirectly, any non-voting securities of such subsidiaries. The subsidiaries whose total assets and revenues represented (a) individually, less than 10% of our consolidated assets and revenues as at December 31, 2005, and (b) in the aggregate, less than 20% of our consolidated assets and revenues as at December 31, 2005, have not been included.

ITEM 2 — NARRATIVE DESCRIPTION OF THE BUSINESS

2.1   BUSINESS OVERVIEW

2.1.1   Our Business

We are one of the largest commercial print media services companies in the world and one of the few commercial printers able to serve customers on a regional, national and global basis. We are a leader for most of the services that we sell and in each of the geographic regions in which we operate. Our market-leading position has been established through a combination of building long-term partnerships with the world's leading print media customers, investing in key strategic technologies and integrating acquisitions.

We have more than 130 facilities located in North America, Europe, Latin America and Asia. In the United States, we are the second largest commercial printer and a leader in the printing of books, magazines, directories, retail inserts, catalogs and direct mail, with 85 facilities in 31 states. We are the largest commercial printer in Canada with 19 facilities in 5 provinces through which we offer a diversified mix of printed products and related value-added services to the Canadian market and internationally. We are the largest independent commercial printer in Europe, operating in France, Belgium, the United Kingdom, Spain, Sweden, Austria, Finland and Switzerland, with 22 facilities serving customers in at least 15 European countries. We are also the largest commercial printer in Latin America, with 8 facilities, and we have one facility in India. We have rotogravure and web offset presses in our various facilities, which provide our customers long-run, short-run and multi-versioning options as well as a variety of other value-added services, and which also enable us to print simultaneously in multiple facilities in a number of different locations.

The following table summarizes the location of our facilities and the products by categories printed at such facilities as at March 1, 2006.

LOCATION	# OF FACILITIES	PRODUCTS PRINTED BY CATEGORY
United States (Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Iowa, Kentucky, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Tennessee, Texas, Utah, Virginia, West Virginia and Wisconsin)	85	Magazine & Direct Retail Catalogs Books and directories Other
Canada (Alberta, British Columbia, Nova Scotia, Ontario and Quebec)	19	Magazine & Direct Retail Catalogs Books and directories Other
Europe (Austria, Belgium, Finland, France, Spain, Sweden and the United Kingdom)	22	Magazine & Direct Retail Catalogs Books and directories Other
Latin America (Argentina, Brazil, Chile, Colombia, Mexico and Peru)	8	Magazine & Direct Retail Catalogs Books and directories Other
Asia (India)	1	Directories
Total:	135

Our primary print services categories are Magazines, Retail Inserts, Catalogs, Books, Directories, Direct Mail, Pre-Media, Logistics and Other Related Value-Added Services. Our customers include many of the largest publishers, retailers and catalogers in the areas in which we operate. For example, in the Magazine segment, we print magazines for publishers including Time, Hearst, Hachette, Primedia and Wenner Publications. Our retail customers include Sears, JC Penney, Kohl's, Albertson's, Comp USA and Wal-Mart. We print catalogs for customers such as Williams-Sonoma, Blair Corporation, L.L. Bean and Victoria's Secret. Our book publishing customers include McGraw-Hill, Scholastic, Harlequin Enterprises, Thomas Nelson and Simon & Schuster.

2.1.2   Industry Overview

Commercial printing is a very fragmented, capital-intensive manufacturing industry. The North American, European and Latin American printing industries are highly competitive in most product categories and geographic regions. We believe that the ten largest competitors in the North American and European commercial printing markets have less than 25% of the total share of each of their respective markets. In the United States alone, there are approximately 32,000 commercial printers.

Commercial printers tend to compete within each product category based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. Small competitors are generally limited to servicing customers for a specific product category within a regional market. Larger and more diversified commercial printers with greater geographic coverage, such as us, have the ability to serve national and global customers across multiple print services categories.

We believe that the trend towards consolidation in North America and Europe will continue as larger commercial printers displace medium-size printers and regional competitors. Industry trends in Latin America, which are mirroring historical developments in North America, indicate that this market may also undergo consolidation.

Over the past decade, North American and European publishers have increasingly outsourced their printing operations. One example would be our acquisition in March 2002 of the European printing assets of Hachette Filipacchi Medias in France and Belgium. In addition, our ongoing partnership with the Brazilian publisher Editora Abril, S.A., which commenced in 2000, is a reflection of a similar trend developing in Latin America. This segregation of in-house publishing and printing activity should provide independent printers greater acquisition opportunities and enable them to seek printing business with previously captive customers. We believe that we are well positioned to continue to take advantage of the consolidation of the North American, European and Latin American commercial printing markets and we will consider making strategic and/or opportunistic acquisitions of assets or businesses.

2.1.3   Our Competitive Strengths

We believe that we have certain competitive strengths that enable us to remain a market leader in the industry while maintaining a low-cost position.

  Broad Geographic Coverage and Comprehensive Print Solutions. Our broad geographic coverage, together with our comprehensive printing solutions, allow us to better compete for the largest customers. With large customers tending to centralize their purchasing, being a single source of printing services is increasingly important as customers can benefit from dealing with one supplier as opposed to numerous smaller, specialized or regional competitors. We have more than 130 facilities located in North America, Europe, Latin America and Asia from which we can service a wide variety of printing needs. Consequently, we believe we are one of the few commercial printers that can efficiently service national and multinational customers' diverse geographic and printing needs. On a global scale, we believe that our multi-continental printing capabilities in all of our print services categories provide us with a competitive advantage over many of our competitors. In North America, we are able to provide the same service simultaneously in multiple facilities through our integrated coast-to-coast manufacturing platform, enabling us to deliver time-sensitive publications more quickly to market with lower distribution costs for our customers. In addition, by providing our customers with a wide variety of printing, pre-press, post-press (finishing) and distribution services, we have become an integral element in our customers' publishing process thereby enhancing customer loyalty while simultaneously expanding our sources of revenues.

  Flexible and Reliable Manufacturing Platform. Our flexible manufacturing platform allows us to respond to the specialized needs of our customers. We offer the following processes or capabilities: long-run and short-run; rotogravure and offset; the capacity to print a variety of cut-off sizes; and simultaneous printing in more than one of our local, regional, national or international facilities. Large multinational customers with time-sensitive or multi-versioned products require the security and reliability of a manufacturing platform that can only be offered by a commercial printer with a large number of geographically dispersed and well maintained printing facilities.

  Economies of Scale. We enjoy significant economies of scale resulting from the number of our facilities and the volume of our business. We purchase a significant amount of both raw materials, primarily paper and ink, and other supplies, through our centralized global procurement office in Fribourg, Switzerland. We believe that the resulting purchasing power combined with our global procurement practices enable us to purchase such materials and equipment on favorable terms and ensures better availability of raw materials in tight markets. Our scale of operations also lowers our customers' distribution costs as we are able to obtain reduced shipping costs due to our significant shipping volumes. We are among the largest customers of the U.S. Postal Service as measured by volume of shipments. Furthermore, we also believe that our diversity and breadth of plant and press capability, in combination with our product mix and large customer base, facilitate greater capacity utilization, an advantage that is enhanced by our use of centralized scheduling. The scale of our platform also gives us the opportunity to re-deploy equipment more efficiently, thereby maximizing its utility and extending its useful life.

2.1.4   Our Business Strategy

Our objective is to remain a market leader in each of the geographic regions and product categories we serve. In order to achieve this objective, we have adopted the following strategies:

  Be the preferred low-cost provider of print services. Price competition is intense in the printing industry due to excess capacity and weaker demand in recent times. We believe that maintaining a low-cost manufacturing platform will enable us to increase our printing volume at reasonable margins. We are focused on improving speeds, reducing manning, lowering downtime, minimizing paper waste and shortening make-ready times. As part of our goal to be the preferred low-cost commercial printer, we have also adopted the following related strategies:

  Use technology to improve efficiency and reduce costs. We are committed to the effective use of state-of-the-art technology, including the development of new printing technologies, the upgrade of existing printing assets and the further development of integrated services, in order to improve our efficiency and reduce costs. We have invested, and will continue to invest, in the latest press and accompanying technology in order to achieve these objectives. For example, we believe that, as part of our $330 million North American capital investment program announced in 2004, we became the first commercial printer in North America to install state-of-the-art 64-page presses (replacing 16 / 32 page production), which is a proven printing technology and which we believe has set a new standard in the industry for efficiency in North America. New faster and wider press technology permits us to install one press that can do the work of two or three older presses, which enables us to produce the same number of printed pages more efficiently.

  In addition, on January 18, 2006, we announced a three-year capital investment program of approximately $250 million as part of our European retooling plan, of which $87 million was disbursed by the end of 2005. Our European capital investment program will include the installation of new state-of-the-art technology in our offset and rotogravure facilities in Belgium, Spain and Austria. This new equipment will include two new 4.3 metre gravure presses in Charleroi, Belgium, which will be the largest in Europe. Also as part of our European capital investment program, on February 23, 2006, we announced a major investment program for our Corby facility in the United Kingdom, which includes the installation of two state-of-the-art KBA 818 72-page presses equipped with the latest technology, which we believe will improve efficiency and further enhance customer service. The new wide-web presses will benefit from leading-edge technology and will run faster and deliver greater throughput than other wide-web presses in the market today. The presses will also be equipped with the latest automated systems to provide maximum efficiency and the highest level of quality for our customers. The first press is expected to be operational in the latter half of the third quarter of 2006. Likewise, new accompanying technology, such as robotics, allows us to provide the same level of service at lower operating costs.

  Continue to consolidate operations. We also intend to reduce our fixed cost base and increase our efficiency by continuing our consolidation of smaller facilities into larger groups of operations and grouping similar types of assets into larger facilities using available space. By consolidating platforms into fewer but larger and more specialized plants, we also reduce administrative costs. In Europe, we are implementing a retooling plan, which we believe will improve our competitiveness and efficiency and reduce our costs.

  Maintain administrative efficiency. As at December 31, 2005, our selling, general and administrative costs represented approximately 6% of our revenues, which we believe is low by industry standards. We are committed to maintaining and, if possible, improving on, our administrative efficiency, including by reducing our selling, general and administrative costs.

  Use Latin American platform as a low-cost alternative to Asia. We believe that we can expand our printing and manufacturing capabilities in Latin America to serve customers outside this region, including in the United States and Europe, with a view to marketing and offering our services as a competitive alternative to commercial printers in Asia. We believe that our Latin American facilities offer several advantages over Asia, such as lower transportation costs and proximity to North American markets.

  Continue to secure long-term printing contracts with the largest publishers, catalogers and retailers. We will continue to leverage our low-cost and flexible manufacturing platform and our geographic reach in order to renew and win new long-term printing contracts with the largest publishers, catalogers and retailers. We believe that our global printing and manufacturing facilities, comprehensive print solutions capabilities and flexible manufacturing platform enable us to better attract, serve and retain customers that do business in more than one country or on more than one continent, and to help these customers expand into new markets. Furthermore, we believe our coast-to-coast flexible manufacturing facilities in North America are central to retaining existing and attracting new national customers in the United States whose printing requirements are time-sensitive and long-run. In October 2005, we were awarded the printing and binding work of 15 magazine titles for Time, Inc. representing $500 million over the duration of the contract, significantly increasing our weekly magazine printing volume with Time, Inc. We believe that entering into long-term supply agreements with such customers enhances the stability of our revenues and enables us to plan and allocate the use of capital investments more efficiently.

  Continue to develop and promote value-added services. We intend to continue to develop and promote value-added services, such as pre-media, logistics, customization and creative services, as these services can be crucial for customers in choosing their print supplier, and they generate additional revenues for us. Offering a wide range of pre-media services helps both large and small customers reduce costs and simplify workflows. In addition to scheduling printing at facilities that are closer to the end-user, our logistics services can reduce freight and postal costs, which represent a significant portion of the overall costs to our customers, through bundling and co-mailing programs.

  Consider pursuing strategic and opportunistic acquisitions. Part of our strong growth record is attributable to our successful integration of acquisitions over time. Due to the continued fragmentation in the printing industry, growth in our industry will continue to depend, in part, upon acquisitions. We will consider strategic and opportunistic acquisitions and will maintain financial flexibility to enable us to pursue such acquisitions.

2.2   DESCRIPTION OF SEGMENTS AND PRODUCTS

2.2.1   Description of Segments

We operate in the commercial print media segment of the printing industry and our business segments are located in three main geographical regions: (i) North America; (ii) Europe; and (iii) Latin America.

The following table shows our revenues and operating income (loss) per segment for the periods indicated:
Revenues and Operating Income (Loss) per Segment ($ in millions)
Year Ended December 31,

	2003		2004		2005

	$	%	$	%	$	%

Revenues:
North America	$4,721.8	78	$4,850.3	77	$4,881.1	78
Europe	1,151.4	19	1,297.4	20	1,162.9	18
Latin America	177.3	3	192.4	3	241.7	4
Intersegment and Other	(2.4)	–	(0.6)	–	(2.4)	–

Total	$6,048.1	100	$6,339.5	100	$6,283.3	100

Operating income (loss) adjusted:*
North America	$294.6	96	$421.4	89	$353.5	99
Europe	24.3	8	50.1	11	(3.6)	(1)
Latin America	(3.7)	(1)	1.3	–	13.0	4
Other	(8.8)	(3)	(1.7)	–	(5.4)	(2)

Total	$306.4	100	$471.1	100	$357.5	100

*  Before impairment of assets, restructuring and other charges (IAROC) and before goodwill impairment charge. See notes 2 and 12 to our audited consolidated financial statements for the three financial years ended December 31, 2003, 2004 and 2005.

2.2.2   Description of Print Services

Our revenues by print services categories are as follows:

	For the year ended December 31, 2005 ($ in millions)

	North America		Europe		Latin America		Intersegment and Other	Total

	$	%	$	%	$	%	$	$	%

Magazines	$1,027.5	21	$603.1	52	$40.5	17	$0.1	$1,671.2	27
Retail Inserts	1,473.7	30	194.9	17	15.7	6	–	1,684.3	27
Catalogs	778.4	16	229.7	20	19.6	8	(0.1)	1,027.6	16
Books	532.9	11	62.4	5	96.1	40	–	691.4	11
Directories	326.9	7	8.0	1	55.1	23	0.6	390.6	6
Direct Mail	240.0	5	–	0	–	0	–	240.0	4
Logistics	248.5	5	–	0	–	0	–	248.5	4
Pre-media, and other value-added services	253.0	5	64.8	5	13.8	6	(1.9)	329.7	5
Intersegment	0.2	0	–	0	0.9	0	(1.1)	–	0

Total	$4,881.1	100	$1,162.9	100	$241.7	100	$(2.4)	$6,283.3	100

	For the year ended December 31, 2004 ($ in millions)

	North America		Europe		Latin America		Intersegment and Other	Total

	$	%	$	%	$	%	$	$	%

Magazines	$1,040.3	21	$701.8	54	$34.5	18	$–	$1,776.6	28
Retail Inserts	1,395.9	29	241.2	19	16.0	8	–	1,653.1	26
Catalogs	783.6	16	224.7	17	17.8	9	–	1,026.1	16
Books	570.7	12	59.6	4	66.9	35	–	697.3	11
Directories	328.3	7	8.8	1	46.9	25	0.5	384.4	6
Direct Mail	246.3	5	–	–	–	–	–	246.3	4
Logistics	230.2	5	–	–	–	–	–	230.2	4
Pre-media, and other value-added services	252.7	5	60.8	5	12.0	6	–	325.5	5
Intersegment	2.3	–	0.5	–	(1.7)	(1)	(1.1)	–	–

Total	$4,850.3	100	$1,297.4	100	$192.4	100	$(0.6)	$6,339.5	100

	For the year ended December 31, 2003 ($ in millions)

	North America		Europe		Latin America		Intersegment and Other	Total

	$	%	$	%	$	%	$	$	%

Magazines	$1,048.9	22	$616.3	54	$26.6	15	$–	$1,691.8	28
Retail Inserts	1,268.2	27	215.4	19	13.1	7	–	1,496.7	25
Catalogs	783.9	17	211.7	18	15.0	9	0.1	1,010.7	17
Books	576.5	12	42.4	3	77.1	43	–	696.0	11
Directories	304.0	6	10.0	1	40.4	23	–	354.4	6
Direct Mail	244.6	5	–	–	–	–	–	244.6	4
Logistics	218.9	5	–	–	–	–	–	218.9	4
Pre-media, and other value-added services	269.5	6	55.0	5	10.6	6	(0.1)	335.0	5
Intersegment	7.3	–	0.6	–	(5.5)	(3)	(2.4)	–	–

Total	$4,721.8	100	$1,151.4	100	$177.3	100	$(2.4)	$6,048.1	100

Magazines

We are the leading printer of consumer magazines in the United States. We print more than 1,000 magazine titles, including Elle for Hachette-Fillipachi Medias, Cosmopolitan for Hearst Corp., Time for Time, Inc., Maxim for Dennis Publishing, Forbes Magazine for Forbes Inc., ESPN The Magazine for Disney Worldwide and In Touch Weekly for Bauer Publishing USA. We operate a global print platform with operations in the United States, Canada, Europe and Latin America. In October 2005, we were awarded the printing and binding work of 15 magazine titles for Time, Inc., including weeklies such as Time, Sports Illustrated, People, Entertainment Weekly, Time For Kids as well as the bi-monthly title Fortune and other monthly titles including Money, Southern Living, Cooking Light, Coastal Living, Southern Accents and Progressive Farmer. This $500 million multi-year award will significantly increase our weekly magazine printing volume with Time, Inc.

We believe that we are the industry leader in producing weekend newspaper magazines, such as Parade and USA Weekend. These are four-color magazines inserted in major-market weekend newspapers. In the United States, we print two syndicated weekend magazines as well as locally edited and distributed weekend newspaper magazines. We also print comic books for leading companies.

We have invested in pre-media (computer-to-plate) and post-press technology to enhance our ability to service this market. For the production of medium to long-run magazines, we believe that we are at an advantage because our plants have selective-binding and ink-jet-imaging capabilities and can utilize our mail analysis system.

Retail Inserts

Our major retail insert customers include some of the largest retailers in North America, Europe and Latin America, including CVS (Consumer Value Stores), JC Penney, Kohl's, Rite Aid, Sears and Walgreens. We are the leading retail insert printer in North America and our operations in Europe and Latin America make us one of the largest in the world. In North America, our unique coast-to-coast rotogravure and web offset network provides retailers with a dual-process option for long-run and multi-versioned advertising campaigns.

Catalogs

We are the largest printer of catalogs in the world. Our catalog customers include Avon, L.L. Bean, Oriental Trading Company, Victoria's Secret and Williams-Sonoma. We offer special catalog services, such as list services, to help customers compile effective lists for distribution, co-mailing, co-stitching and selective-binding capacity. These and other value-added services allow customers to vary catalog content to meet their customers' demographic and purchase patterns, and ink-jet addressing and messaging to personalize messages for each recipient. Our global network also allows us to offer our customers one-stop shopping for all of their catalog needs in North America, Europe and Latin America.

Books

We are a North American industry leader in book manufacturing. We print books for many of the world's leading publishers, including McGraw-Hill, Scholastic, Simon & Schuster, Thomas Nelson, Time-Warner and Pearson Education. Our Book Group is an industry leader in the application of new technologies for book production, including electronic pre-media, information networking and digital printing. With plants in North America, Latin America and Spain, we serve more than 1,000 book publishing customers internationally.

Our Latin American platform serves as a competitive alternative to Asia in the printing of books. It is also well positioned to service North American and European book publishers in the printing of books for which time-to-market is not as significant a factor.

In keeping with our full-service approach, we also provide on-demand digital printing services for small quantities of books, brochures, technical documents and similar products to be produced quickly and at a relatively low cost.

Directories

We are the largest directory printer in Canada and one of the leading directory printers in the United States and Latin America. We print directories for some of the largest directory publishers in the world, including Yellow Book USA, Dex Media, AT&T Inc. (formerly SBC Communications), Alltel Corp. and Bell South in the United States, the Yellow Pages Group in Canada, as well as Telmex and Telefonica in Latin America. In 1994, we began production of directories for the Indian domestic market at our directory facility near New Delhi, India, and, in 2002, we started printing directories in Spain.

Direct Mail

Our Direct Mail division is the North American industry leader in direct mail production. Two of our facilities, located in Atlanta, GA and Effingham, IL, are direct mail mega-facilities that provide complete direct mail production services from the data programming stages through to bulk mailing. We can produce everything from traditional direct mail packages to complex personalized in-line finished packages. Approximately 90% of the manufacturing (except for conventional envelopes) is done in-house thereby streamlining the production process and reducing cycle time and costs. Our sophisticated inkjet imaging technology allows us to apply variable messages in up to sixteen different locations on a single printed piece and in virtually any font or color with resolutions of up to 240 dpi.

Our Direct Mail division is able to combine and co-ordinate all the pieces of multi-component marketing materials in virtually one pass through the press. By combining these features with our highly complex in-line imaging capability, we are able to provide clients with more targeted and personalized marketing vehicles.

Pre-Media, Logistics and Other Value-Added Services

We are a leader in the transition from conventional pre-press to an all-digital workflow, providing a complete spectrum of film and digital preparation services, from traditional creative services and colour separation to state-of-the-art, all-digital pre-media, as well as digital photography, and digital archiving. Such pre-media services include the colour electronic pre-media system, which takes art work from concept to final product, and desktop publishing, giving the customer greater control over the finished product. These pre-media services are especially helpful to smaller customers, who may not have the capital to employ such equipment or who may have to rely on third-party vendors, which may result in coordination and delay problems. Our specialized digital and pre-media facilities, which are strategically located close to and, in certain cases, onsite at customers' facilities, provide our customers high quality, twenty-four hour preparatory services linked directly to our various printing facilities. In addition, our computer systems enable us to electronically exchange both images and textual material directly between us and our customers' business locations. We believe that our integrated pre-media operations provide us with competitive advantages over traditional pre-press shops that are not able to provide the same level of integrated services. Quebecor World Premedia Service brings together the full range of digital technologies and pre-media assets within our corporate group that allows us to focus on providing a more comprehensive range of solutions to our customer base.

Other value-added services, including mail list, shipping and distribution expertise, ink-jet personalizing, customer-targeted binding and creative services, are increasingly demanded by our customers.

Quebecor World Logistics, or QWL, is one of the largest and most technologically advanced print logistics companies in North America. QWL is one of the largest customers by volume of the U.S. Postal Service. It provides complete logistics services, including customized door-to-door planning, management, transportation, delivery and tracking solutions, thereby providing customers with cost-effective, efficient and trackable distribution services.

2.3   MANUFACTURING AND TECHNOLOGY

2.3.1   Description of Manufacturing Processes and Equipment

We use principally two types of printing processes, rotogravure and offset, which are the most commonly used commercial printing processes. Both processes have undergone substantial technological advances over the past decade, resulting in significant improvements in both speed and print quality.

Rotogravure

The rotogravure process uses a copper-coated printing cylinder which is mechanically engraved using high-precision, computer-controlled and diamond-cutting heads. Although the engraving of the printing cylinder is relatively expensive, the printing cylinder itself is extremely durable and cost-effective per long run. The rotogravure process has an excellent reputation for the quality of its four-color reproductions on various grades of paper and the very high speed at which it is capable of running. Rotogravure also provides the advantage of offering multiple cut-off sizes. With 96 rotogravure presses, we are one of the largest world-wide printers using the rotogravure process.

The rotogravure process is well suited to long-run printing of retail inserts and circulars, weekend newspaper magazines and other high-circulation magazines and catalogs. We believe that our coast-to-coast network of rotogravure facilities in North America offers both the capacity and locations required by large retailers and publishers. We are a leading rotogravure printer in Europe, with facilities in France, Belgium and Finland. Our advanced ability in rotogravure digital pre-media also ensures more efficient and accurate production of the same insert simultaneously in multiple locations, thereby offering the customer the efficiency and cost savings of manufacturing and distribution closer to its end-use markets in reduced time frames.

Offset

In the offset process, an inked impression from a thin metal plate is first made on a rubber cylinder, after which it is offset to paper. There are several types of offset printing processes: sheetfed and web; and heatset and coldset. Sheetfed presses print on sheets of paper, whereas web presses print on rolls of paper. Short-run printing is generally best served by sheetfed offset, whereas web offset is generally the best process for longer runs.

Heatset web offset involves a press which uses an oven to instantly set or dry the oil-based inks. This permits high speed and better quality and is best suited for printing on glossier papers (coated paper). Heatset web offset is used to print retail inserts, magazines, catalogs and books. We operate 391 heatset web offset presses.

Coldset web offset involves a press that does not use an oven to dry the ink, instead using oil-based inks that are absorbed into the paper and dried by oxidation. Coldset web offset is used mainly to print newspapers, books, directories and some retail inserts. We operate 55 coldset web offset presses.

We operate 84 sheetfed offset presses, which print books, promotional material, covers and direct-mail products.

2.3.2   Technology

We cooperate with large suppliers in the area of research and development of new printing technologies, materials and processes. Our capital-improvement programs include adding, replacing and upgrading existing equipment.

We have continued to invest in faster, more efficient and higher quality presses. In July 2004, we announced our intention to purchase 22 new web offset presses of the latest generation targeted for the magazine, catalog, retail and book platforms for our U.S. operations. This will allow us to further improve efficiency and to meet the current and future needs of publishers and retailers. As at December 31, 2005, we had placed firm orders for 18 new presses, of which five had been installed at year-end. The plan represents new investments of approximately $330 million to be disbursed over three years.

In addition, on January 18, 2006, we announced a $250 million capital investment program as part of our European retooling plan, which will include the installation of new state-of-the-art technology in our offset and rotogravure facilities in Belgium, Spain and Austria, of which $87 million had been disbursed by the end of 2005. This new equipment will include two new 4.3 metre gravure presses in Charleroi, Belgium, which will be the largest in Europe. The first press is expected to be operational in the fourth quarter of 2006. The plan also includes wider and faster 64-page offset presses for our facilities in Austria, Spain and the United Kingdom. Also as part of our European capital investment program, on February 23, 2006, we announced a major investment program for our Corby facility in the United Kingdom, which includes the installation of two state-of-the-art KBA 818 72-page presses equipped with the latest technology, which we believe will improve efficiency and further enhance customer service. The new wide-web presses will benefit from leading-edge technology and will run faster and deliver greater throughput than other wide-web presses in the market today. The presses will also be equipped with the latest automated systems to provide maximum efficiency and the highest level of quality for our customers. The first press is expected to be operational in the latter half of the third quarter of 2006. These new 64-page offset presses will be equipped with the latest technology to deliver greater throughput at a lower cost. We are also considering investments in France as part of this $250 million capital investment program, however those investments are conditional on the outcome of negotiations with employee representatives that are already under way.

Pre-media has continued to witness dramatic enhancements in the digital electronic area, with new computer software and hardware installed to help customers create their pages more quickly and more efficiently. We have been an industry leader in bringing new imaging services on-line that streamline the process of preparing pages for print. We were one of the first printers to install desktop publishing, direct-to-film and computer-to-plate systems for offset printing, which eliminate entirely the costly and time-consuming film step in print production. We have furthermore established one of the industry's most sophisticated data communications networks, capable of transmitting a customer's publication files quickly and efficiently from the customer's location to multiple plant locations.

We believe that only printers capable of investing and integrating new technology will continue to expand. We continue to upgrade our U.S. rotogravure network with a view to improving efficiency and service to our magazine, catalog, retail insert and weekend newspaper magazine customers. We were one of the first commercial printers in North America to install short cut-off tabloid offset presses. These presses print more pages at faster speeds and use less paper than do conventional tabloid presses. We have also invested in new and emerging digital and web-based technologies to improve services, reduce costs and expand our range of products.

We operate a North American-wide telecommunications network, which enhances our ability to move digital files between our facilities and customers quickly, share work among plants, and expand distribution and printing operations.

2.4   SALES AND MARKETING

Our sales and marketing activities are highly integrated and reflect an increasingly global approach to meeting customers' needs that is complemented by product-specific sales efforts. Sales representatives are located in plants or in regional offices throughout North America, Europe, and Latin America, generally close to their customers and prospects. Each sales representative has the ability to sell into any plant in our global network. This enables the customer to coordinate simultaneous printing throughout our network through one sales representative. Some larger customers prefer to centralize the purchase of printing services and, in this regard, our ability to provide broad geographical services is clearly an advantage over smaller regional competitors.

2.5   PURCHASING AND RAW MATERIALS

The principal raw materials used in our products are paper and ink. In 2005, we spent approximately $2.4 billion on raw materials. We exercise our purchasing power to obtain pricing, terms, quality, quality control and service in line with our status as one of the largest industry customers.

We negotiate with a limited number of suppliers to maximize our purchasing power, but we do not rely on any single supplier. Purchasing activity at both the local plant and corporate level is coordinated in order to increase and benefit from economies of scale. Inventory-control operations are also integrated into our purchasing functions, which has resulted in improvements in inventory turns. Plant inventories are also managed and tracked on a regional basis, increasing the utilization of existing inventories. In addition, most of our long-term contracts with our customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper and ink.

We take pride in offering world-wide procurement service to our customers. Our procurement office, located in Fribourg, Switzerland, gives us a major competitive advantage. By consolidating the activities formerly carried out at four regional offices, we have been able to reduce administrative costs, standardize procurement and provide customers with assured supply at attractive prices.

2.6   COMPETITIVE ENVIRONMENT

The commercial printing business in North America and Europe is highly competitive in most product categories and geographic segments. Industry analysts consider most of the industry's markets to be currently oversupplied, and competition is significant. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. See also Section 2.1.2 of this Annual Information Form, "Industry Overview".

2.7   SEASONALITY OF THE CORPORATION'S BUSINESS

Operations in the print industry are seasonal, with the majority of our historical operating income during the past five financial years being realized in the second half of the financial year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

2.8   HUMAN RESOURCES

As at December 31, 2005, we employed approximately 24,500 people in North America, 8,600 of whom were covered by 61 separate collective agreements. Of these, 22 collective agreements covering approximately 2,450  employees will expire in 2006. These agreements are limited to single plants and groups of employees within these plants.

As at December 31, 2005, we had approximately 4,700 employees in Europe. Our facility in the United Kingdom is unionized and labor relations with our employees in our other European facilities are governed by agreements that apply industry-wide and set minimum terms and conditions of employment. We also had approximately 2,000 employees in Latin America as at December 31, 2005.

2.9   ENVIRONMENTAL REGULATIONS

We are subject to various laws, regulations and government policies relating to the generation, storage, transportation, and disposal of solid waste, to air and water releases of various substances into the environment, and to the protection of the environment in general. We believe we are in compliance with applicable laws and requirements in all material respects.

Since 1995, we have initiated implementation of ISO-14001 certification at various plants where we operate and we are continuing to ensure that more and more plants will be ISO-14001 certified. The ISO-14001 certification is an internationally recognized environmental management system, the goal of which is the continual improvement of the environmental management process.

We are also subject to various laws and regulations, which allow regulatory authorities to compel (or seek reimbursement for) cleanup of environmental contamination at our own sites and at off-site facilities where its waste is or has been disposed of. We have established a provision for expenses associated with environmental remediation obligations, as well as other environmental matters, when such amounts can be reasonably estimated. The amount of the provision is adjusted as new information is known. We believe the provision is adequate to cover the potential costs associated with the remediation of environmental contamination found on-site and off-site as well as other environmental matters.

We expect to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental laws and requirements. Furthermore, we do not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon our competitive or consolidated financial position.

We believe we have internal controls and personnel dedicated to compliance with all applicable environmental laws and that we provide for adequate monitoring and management of the environmental risk related to our operations. For the calendar year 2005, we believe that there was no new environmental matter (environmental incident, promulgation of new environmental laws and regulations, soil and groundwater contamination discovery, etc.) to be reported that could have a material impact on us.

ITEM 3 — HIGHLIGHTS FOR THE LAST THREE FINANCIAL YEARS

Since 2001, global printing overcapacity has created an environment of reduced prices and margins in all of our markets. In this challenging environment, our approach has been to continue to secure and increase new and existing volume and to adopt an uncompromising focus on cost containment and cost reduction. Our cost reduction initiatives, undertaken during the last three years, involved workforce reduction, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, in part by consolidating corporate functions and relocating sales and administrative offices into plants. Also, most of the capital expenditures that were made in the last three financial years were targeted to improve our cost structure and for customer-driven projects.

3.1   KEY CAPITAL EXPENDITURES

We are committed to the effective use of state-of-the-art technology, including the development of new printing technologies, the upgrade of existing printing assets and the further development of integrated services, in order to improve our efficiency and reduce costs. We have invested, and will continue to invest, in the latest press and accompanying technology in order to achieve these objectives. Below is a chronological description of our principal capital investments since January 1, 2003:

  In 2003, key capital expenditures in North America included the following: (a) the expansion and improvement of the Magazine & Catalog platform which included the purchase of new gravure presses in our Augusta, Georgia, and Franklin, Kentucky facilities to service L.L. Bean and other retail customers, and the acquisition of a 48-page short cut-off press in our Elk Grove Village, Illinois facility for additional press capacity to service Williams-Sonoma; (b) in the Retail platform, we completed the expansion of our Riverside, California facility, including the relocation of our Ontario, California facility to a new 196,000 square foot facility nearby Riverside; (c) the phase 2 of the educational book market expansion has been initiated in our Dubuque, Iowa facility; (d) a new 4 unit Goss press was added at our Web Press facility in Vancouver to increase capacity; and (e) in addition, we concluded the buyout of leased presses installed in 8 facilities for $71 million. The key capital expenditure in Europe was the completion of the addition of a 48-page commercial press in our Spanish platform to increase overall capacity and to replace an older press.

  In 2004, key capital expenditures in North America included the following: (a) the final phase of expansion and improvement of the Magazine & Catalog platform that included the installation of a new gravure press in our Augusta, Georgia facility to service L.L. Bean; (b) the continuation of phase 2 of the educational book market expansion initiated in 2003 at our Dubuque, Iowa facility; and (c) we made capital investments related to the relocation of selected equipment from our Effingham, Illinois plant. The key capital expenditure in Europe was the purchase of a 48-page press for our Sormlands, Sweden facility. This wide-web press was the first of its kind to be installed in Sweden.

  In 2004, after a thorough review of our asset base, we embarked on a major three-year strategic investment program involving the purchase of 22 new presses for our U.S. manufacturing operations. The investment is focused on our magazine, catalog, retail and book platforms. This will allow us to further improve efficiency and to meet the current and future needs of publishers and retailers. As at December 31, 2005, we had placed firm orders for 18 new presses, of which five had been installed at year-end. The plan represents new investments of approximately $330 million to be disbursed over three years.

  On January 18, 2006, we announced the completion of a strategic review of our operations in Europe and announced a capital investment program that we believe will improve the platform's competitive position, lower its cost base and provide better service to customers. The program provides for investments up to $250 million, of which $87 million was disbursed in 2005, and involves the purchase of new state-of-the-art technology to be installed in facilities in Belgium, Spain, Austria and the United Kingdom as well as additional potential investments in France. We also successfully completed labor negotiations in February 2006 with our employee representatives in the United Kingdom that will quickly bring the facility in line with the market. Therefore, and also as part of our European capital investment program, on February 23, 2006, we announced a major investment program for our Corby facility in the United Kingdom, which includes the installation of two state-of-the-art KBA 818 72-page presses equipped with the latest technology, which we believe will improve efficiency and further enhance customer service. The new wide-web presses will benefit from leading-edge technology and will run faster and deliver greater throughput than other wide-web presses in the market today. The presses will also be equipped with the latest automated systems to provide maximum efficiency and the highest level of quality for our customers. The first press is expected to be operational in the latter half of the third quarter of 2006. These new 64-page offset presses will be equipped with the latest technology to deliver greater throughput at a lower cost. We are also considering investments in France as part of this $250 million capital investment program, however those investments are conditional on the outcome of negotiations with employee representatives that are already under way.

3.2   DIVESTITURES AND ACQUISITIONS

Over the years, we have strived to build a global printing platform that allows publishers and retailers to print in multiple plants, in various countries, thereby reducing lead-time and distribution costs. Our core printing activities, mainly the printing of magazines, catalogs, retail inserts, books and directories, benefit from this platform. However, as we grew by acquisitions, certain facilities were included in these transactions that did not concentrate on our core printing activities. As a result, we had accumulated approximately a dozen facilities in North America whose primary activities were non-core general commercial printing, consisting primarily of short-run, non-contractual work such as annual reports, marketing materials, travel, fashion and automobile brochures and packaging. This market is highly competitive and fragmented with many small local and regional players. Unlike our previously described core business, these activities did not benefit from the advantages and synergies of our global platform. As a result, on May 10, 2005, we announced a plan to sell our group of non-core printing facilities in North America, which we refer to as the "non-core Group". Below is a chronological description of our principal divestitures and acquisitions since January 1, 2003:

  In March 2003, we acquired minority interests in our Spanish operations for a cash consideration of $3.1 million and, in May 2003, we also acquired minority interests in our North American operations for a cash consideration of $4.4 million.

  In March 2004, we acquired a minority interest in our North American operations for a cash consideration of $0.6 million and, in April 2004, we also acquired a minority interest in our Spanish operations for a cash consideration of $1.7 million.

  In September 2004, we acquired a minority interest in our North American operations for a cash consideration of $2.4 million.

  In November 2004, we purchased the remaining 50% of the issued and outstanding shares of Helio Charleroi in Belgium, for a cash consideration of $45.8 million.

  In March 2005, we sold our facility in Torcy, France to a group led by local management. This transaction was part of our plan to reorganize and improve efficiency in our French offset platform.

  Also in March 2005, we acquired minority interests in our North American operations for a cash consideration of $6.4 million and, in August 2005, we also acquired minority interests in our French operations for a cash consideration of $0.6 million.

  At the end of the second quarter of 2005, we completed the sale of a unit in Los Angeles, California for a cash consideration of $0.5 million, and on July 19, 2005, we sold additional assets related to this facility for a cash consideration of $0.8 million. During the third quarter, we completed the sale of another unit of the non-core Group in Westwood, Massachussets for a cash consideration of $2.6 million and signed agreements to sell the remaining units included in the non-core Group, subject to the fulfillment of certain conditions by us and the purchasers. In the last quarter of 2005, the disposition of the non-core Group facilities was completed with the completion of the following three transactions:

  First, on November 15, 2005, we completed the sale of six of our Canadian commercial and specialty printing facilities in a management buy-out to Grafikom L.P. The purchase price for the transaction was $34.6 million, subject to certain adjustments.

  Secondly, on December 1, 2005, we completed the sale of five U.S. commercial and specialty printing facilities in a management buy-out by the Matlet Group, LLC. The purchase price for the transaction was $61.3 million, subject to certain adjustments. Of the purchase price, $20 million was paid through the issuance to Quebecor World (USA) Inc. of preferred stock of the Matlet Group, LLC.

  Finally, on December 31, 2005 we completed the sale to Merrill Corporation Canada, a Canadian subsidiary of Merrill Corporation, of our 51% ownership interest in Quebecor Merrill Canada Inc. for a total cash consideration of $17.1 million.

  In November 2005, we sold our investment in a facility in Beaugency, France for a nominal cash consideration.

3.3   FINANCINGS

We use a number of financial instruments, including: cash and cash equivalents; trade receivables; receivables from related parties; bank indebtedness; trade payables; accrued liabilities; payables to related parties; long-term debt; and convertible notes. Below is a chronological description of the principal financing and debt instruments entered into by us (or that have been amended) since January 1, 2003:

  In November 2003, we issued, at a discount, 4.875% and 6.125% Senior Notes for a principal amount of $600 million comprised of two tranches. The first tranche of $200 million matures on November 15, 2008 and the second tranche of $400 million matures on November 15, 2013.

  Also in November 2003, following a tender offer to purchase all of the $300 million aggregate principal amount of our 7.75% Senior Notes due February 15, 2009, we repurchased 89.6% of the 7.75% Senior Notes at a premium for an aggregate cash consideration of $283 million. The remaining Senior Notes were repurchased in February 2004 for a total cash consideration of $33 million. The Senior Notes were originally issued by World Color Press ("World Color") and were re-valued at the time we acquired World Color in order to reflect their value based on our borrowing rate at the time for similar financial instruments.

  In December 2003, we exercised our option and redeemed all of the $258 million aggregate principal amount of our 8.375% Senior Notes at a premium for a total cash consideration of $268 million.

  In 2004, we discontinued our Canadian commercial paper program.

  On August 1, 2004, our 6.50% Senior Debentures due August 1, 2027 became redeemable at the option of the holders at par value. Of an aggregate principal amount of $150 million, $147 million Senior Debentures were tendered and repurchased by us at par value.

  We maintain, for general corporate purposes, a $1 billion credit facility with a syndicate of banks and other lenders composed of three tranches. On December 15, 2005, we announced that we had renewed and extended our credit facility through to January 30, 2009 on substantially the same terms and conditions as our previous facility. All three tranches under our credit facility can be extended on a yearly basis. The facility contains certain restrictions, including the obligation to respect certain restrictive covenants and financial ratios, as well as customary events of default.

  On January 16, 2006, we concluded an agreement with Société Générale for the Canadian dollar equivalent of a 136 million Euros ($160 million) long-term committed credit facility relating to purchases of MAN Roland presses as part of our North American retooling program. The unsecured facility will be drawn over the course of the next 25 months and will be repaid over the next 10 years.

  On March 6, 2006, we issued $450 million aggregate principal amount of 8.75% unsecured Senior Notes due March 15, 2016. These 8.75% Senior Notes were issued at par value.

We are also party to securitization agreements to sell, with limited recourse, and on a revolving basis, a portion of our Canadian, US, French and Spanish trade receivables, to unrelated trusts. Our securitization programs are described at page 68 of our Management's Discussion and Analysis for the year ended December 31, 2005 under the section "ASSET SECURITIZATION", which section is incorporated by reference into this Annual Information Form.

ITEM 4 — OUR DIRECTORS AND OFFICERS

4.1   OUR DIRECTORS

Our Board of Directors is currently composed of twelve members. The term of office of each director expires upon the election of his or her successor unless the director resigns from office or his or her office becomes vacant by death, removal or other cause. The following table sets forth, as at March 1, 2006, the names, places of residence and principal occupations of the directors and the year of their appointment, as well as the committees on which each director serves as a member, as the case may be.

All the information in this section has been provided to us by the persons concerned.
Name and place of residence	Principal Occupation	Director Since
Reginald K. Brack(1)(2)(3) New York, United States	Corporate Director	2000
André Caillé(1)(2)(3) Quebec, Canada	Corporate Director	2005
Robert Coallier(1)(2)(3)(4) Quebec, Canada	Senior Vice President and Chief Financial Officer, Dollarama L.P. (retail store network)	1991
James Doughan(5) Arizona, United States	Corporate Director	2001
The Honorable Richard C. Holbrooke New York, United States	Vice-Chairman of the Board of Perseus, llc (private equity fund management company)	2003
Monique F. Leroux(4)(5) Quebec, Canada	Senior Executive Vice President and Chief Financial Officer, Desjardins Financial Group (financial services group)	2005
The Right Honourable Brian Mulroney(3) Quebec, Canada	Chairman of the Board, Quebecor World Inc. and Senior Partner, Ogilvy Renault llp (law firm)	1997
Jean Neveu Quebec, Canada	Corporate Director	1989
Robert Normand(4)(5) Quebec, Canada	Corporate Director	1999
Érik Péladeau Quebec, Canada	Vice Chairman of the Board of Quebecor World Inc., Vice Chairman of the Board of Quebecor Media Inc. (communications company) and Executive Vice President and Vice Chairman of the Board of Quebecor Inc. (communications holding company)	1989
Pierre Karl Péladeau(3) Quebec, Canada	President and Chief Executive Officer of Quebecor World Inc., President and Chief Executive Officer of Quebecor Inc. (communications holding company)	1989
Alain Rhéaume(1)(2)(4) Quebec, Canada	Lead Director of Quebecor World Inc. and Corporate Director	1997

(1)   Member of our Nominating and Corporate Governance Committee.
(2)   Member of our Human Resources and Compensation Committee.
(3)   Member of our Executive Committee.
(4)   Member of our Audit Committee.
(5)   Member of our Pension Committee.

Note: Mr. Robert Normand served as a director of Concert Industries Ltd., when it and its Canadian operating subsidiaries announced on August 5, 2003 that they had filed for protection under the Companies' Creditors Arrangement Act (the "CCAA"). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved, in December 2004, allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as a director of Concert Industries Ltd.

Except as stated below, each of the aforementioned directors has, during the past five years, carried on his or her current occupation or held other management positions with the same or other associated companies or firms, including affiliates and predecessors, indicated opposite his or her name.

  André Caillé. Mr. Caillé previously served as the President and Chief Executive Officer of Hydro-Québec from 1996 until April 2005. He was then appointed Chairman of the Board of Hydro-Québec and served in that capacity until September 14, 2005. Mr. Caillé also served as President and Chief Executive Officer of Gaz Métropolitain from 1987 until 1996.

  Robert Coallier. Mr. Coallier has been Senior Vice President and Chief Financial Officer of Dollarama L.P. since August 2005 . He was Global Chief Business Development Officer of Molson Coors Brewing Company from February 2005 until June 2005. From July 2004 until February 2005, he was Executive Vice President, Corporate Strategy and International Operations of Molson Inc. and from July 2002 until June 2004, he was President and Chief Executive Officer of Cervejarias Kaiser (a brewing company in Brazil and a subsidiary of Molson Inc.). From May 2000 until July 2002, Mr. Coallier was Executive Vice President and Chief Financial Officer of Molson Inc.

  The Honourable Richard C. Holbrooke. Mr. Holbrooke is Vice Chairman of the Board of Perseus, LLC, a leading private equity firm. He also served as the United States Ambassador to the United Nations, where he was a member of President Clinton's cabinet (1999-2001).

  Monique F. Leroux. Ms. Leroux has been Senior Executive Vice-President and Chief Financial Officer of Desjardins Financial Group since August 2004. Prior to that, she was the President of Desjardins Financial Corporation and Chief Executive Officer of its subsidiaries from July 2001. From June 2000 until July 2001, Ms. Leroux held the position of Senior Executive Vice-President and Chief Operating Officer at Quebecor. From July 1995 until June 2000, she was Senior Vice President, Quebec and Senior Vice-President Finance (Head Office) of Royal Bank of Canada.

  Alain Rhéaume. Mr. Rhéaume was Executive Vice-President and President, Fido at Rogers Wireless Inc., from November 2004 until June 2005. He was President and Chief Operating Officer of Microcell Solutions Inc. from May 2003 until November 2004 and President and Chief Executive Officer of Microcell PCS from February 2001 until April 2003. From May 1996 until February 2001, he was Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc., which, in January 2003, effected a recapitalization plan approved by its creditors and obtained a court order under the CCAA implementing such plan. Mr. Rhéaume no longer serves as director of Microcell Telecommunications Inc.

4.2   EXECUTIVE OFFICERS

Name and place of residence	Position with Quebecor World
The Right Honourable Brian Mulroney Quebec (Canada)	Chairman of the Board
Érik Péladeau Quebec (Canada)	Vice Chairman of the Board
Pierre Karl Péladeau Quebec (Canada)	President and Chief Executive Officer
Jacques Mallette Quebec (Canada)	Executive Vice President and Chief Financial Officer
Antonio Fernández Madrid (Spain)	Chief Operating Officer, Europe
Yvan Lesniak Saint-Thibault les vignes (France)	President of Operations, France
Guy Trahan Buenos Aires (Argentina)	President, Quebecor World Latin America
David Blair Ontario (Canada)	Senior Vice President, Manufacturing, Environment and Technology
Marc Doré Quebec (Canada)	Senior Vice President, Material and Property Management
Mario Saucier Quebec (Canada)	Senior Vice President and Chief Accounting Officer
Louis St-Arnaud Quebec (Canada)	Senior Vice President, Legal Affairs and Corporate Secretary
Michèle Bolduc Quebec (Canada)	Vice President, Legal Affairs
Louise Desjardins Quebec (Canada)	Vice President, Taxation
Sylvain Levert Quebec (Canada)	Vice President, Procurement
Joseph Pannunzio< Quebec (Canada)	Vice President, Information Technology
Roger Martel Quebec (Canada)	Vice President, Internal Audit
Jeremy Roberts Quebec (Canada)	Vice President, Corporate Finance and Treasurer
Hugues Simard Quebec (Canada)	Vice President, Development and Planning
Julie Tremblay Quebec (Canada)	Vice President, Human Resources
Diane Dubé Quebec (Canada)	Corporate Controller
Roland Ribotti Quebec (Canada)	Senior Director, Investor Relations and Assistant Treasurer
Tony Ross Quebec (Canada)	Director, Communications
Marie-Élizabeth Chlumecky Quebec (Canada)	Assistant Corporate Secretary
Claudine Tremblay Quebec (Canada)	Assistant Corporate Secretary

All of our officers have held the positions and principal occupations indicated above or other occupations within the Quebecor Group of companies for the past five years, except for the following:

  Michèle Bolduc. Ms. Bolduc serves as our Vice President, Legal Affairs since November 8, 2004. From January 2000 until November 2004, she was Vice President and General Counsel, Operations at BCE Emergis Inc. (electronic commerce company). From 1993 until 2000, she was Assistant General Counsel at Bell Canada.

  Marie-Élizabeth Chlumecky. Ms. Chlumecky has been our Assistant Corporate Secretary since August 2004. From May 2001 until August 2004, she was Legal Counsel with Quebecor Media Inc. Prior to that, she held positions as Legal Counsel with Transat A.T., Secretariat Manager of BCE Inc. and Legal Counsel with Fednav Limited and Assistant Corporate Secretary to its various subsidiaries.

  Louise Desjardins. Ms. Desjardins has been our Vice President, Taxation since May 3, 2004. From February 2000 until April 2004, she served as Director, Taxation of Abitibi-Consolidated Inc. and from August 1995 until March 2000, as Director, Taxation of St-Lawrence Cement. Ms. Desjardins has also served as a councilor for the City of Rosemère since November 6, 2005.

  Jacques Mallette. Mr. Mallette has been our Executive Vice President and Chief Financial Officer since October 1, 2005. Mr. Mallette also serves as Executive Vice President and Chief Financial Officer of Quebecor Inc. and he served as Executive Vice President of Sun Media Corporation from 2003 until October 18, 2005, where he was also the Chief Financial Officer from 2003 until January 2005. He was also the Executive Vice President and Chief Financial Officer of Quebecor Media Inc. from 2003 until September 30, 2005. Mr. Mallette was a director and Executive Vice President of Videotron Ltée (a cable operator) from April 2003 until October 18, 2005, where he also served as Chief Financial Officer from April 2003 until January 2005. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982.

  Joseph Pannunzio. Mr. Pannunzio has been our Vice President, Information Technology since May 2005. Prior to joining Quebecor World, Mr. Pannunzio was Vice-President of Technology Management at Videotron Telecom Ltd. from August 2000 to May 2005. He was Director of Technology at National Bank Financial from 1997 to 2000. Mr. Pannunzio began his Information Technology career at the Montreal Exchange in 1980, where he held various senior management positions and became Director of Technology Operations in 1983. Mr. Pannunzio has over 25 years of experience in technology and business including operations, technical support and development.

  Roland Ribotti. Mr. Ribotti was named our Senior Director, Investor Relations in March 2006 and has also been serving as our Assistant Treasurer since January 2005. From May 2003 until January 2005, he was Director &150; Investor Relations of Bell Canada Enterprises (BCE). From August 1999 until May 2003, he was first a Director and then a Senior Director at CDP Capital Communications, a subsidiary of the Caisse de Dépôt et Placement du Québec specializing in private placement investments. From May 1991 until August 1999, he held various financial positions including in the Treasury and Mergers and Acquisitions groups for Bell Canada.

  Mario Saucier. Mr. Saucier has been our Senior Vice President and Chief Accounting Officer since December 21, 2005. Prior to joining Quebecor World, Mr. Saucier was Vice President Strategy & Performance of Total Transit System, a division of Bombardier Transportation. From August 2003 until September 2004, he also served as Vice President, Finance and Administration in that same division. From April 2001 to August 2003 he was Vice President, SAP Implementation for Bombardier Transportation. Prior to that, he was the Financial Controller of Bombardier Transportation where he played several roles internationally. Mr. Saucier has been a member of the Canadian Institute of Chartered Accountants since 1991.

ITEM 5 — AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 – Audit Committees (including Form 52-110F1 – Audit Committee Information Required in an AIF) requires issuers to disclose certain information in their annual information forms with respect to the existence, charter, composition, and education and experience of the members of, their audit committees, as well as all fees paid to their external auditors. The mandate of our audit committee is attached as Schedule A to this Annual Information Form (and also available on our website at www.quebecorworldinc.com), and the other required disclosure regarding the audit committee referred to above is set out at pages 24 to 26 of our Management Proxy Circular dated March 22, 2006 prepared in connection with our annual meeting of shareholders to be held on May 10, 2006 under the heading, "Audit Committee Disclosure", which pages under such heading are incorporated by reference into this Annual Information Form. Our Management Proxy Circular dated March 22, 2006 is available on SEDAR at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov.

ITEM 6 — LEGAL PROCEEDINGS

In the normal course of business, we are involved in various legal proceedings and claims. In the opinion of our management and that of our subsidiaries, the outcome of these legal proceedings and claims is not expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 7 — RISK FACTORS

We urge all of our current and potential investors to carefully consider the risks described below, the other information contained in this Annual Information Form and other information and documents filed by us with the appropriate securities regulatory authorities before making any investment decision with respect to any of our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, cash flow, financial condition or results of operations could be materially adversely affected.

7.1   RISKS RELATING TO OUR BUSINESS

Our revenue is subject to cyclical and seasonal variations and prices of, and demand for, our printing services may fluctuate significantly based on factors outside of our control.

Our business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets served by us, as well as by local, regional, national and global economic conditions. The operations of our business are seasonal, with the majority of our historical operating income during the past five financial years being recognized in the third and fourth quarters of the financial year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect our cash flow and results of operations.

We are unable to predict market conditions and only have a limited ability to affect changes in market conditions for printing services. Pricing and demand for printing services have fluctuated significantly in the past and each have declined significantly in recent years. Prices and demand for printing services may continue to decline from current levels. Further increases in the supply of printing services or decreases in demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on our business growth, results of operations and liquidity.

We operate in a highly competitive industry.

The industry in which we operate is highly competitive. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. We compete for commercial business not only with large national printers, but also with smaller regional printers. In certain circumstances, due primarily to factors such as freight rates and customer preference for local services, printers with better access to certain regions of a given country may have a competitive advantage in such regions. Since 2001, the printing industry has experienced a reduction in demand for printed materials and excess capacity. Some of the industries that we service have been subject to consolidation efforts, leading to a smaller number of potential customers. Furthermore, if our smaller customers are consolidated with larger companies utilizing other printing companies, we could lose our customers to competing printing companies. Primarily as a result of this excess capacity and customer consolidation, there have been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure on our part to compete effectively in the markets served by us could have a material adverse effect on the results of our operations, financial condition or cash flows.

We will be required to make capital expenditures to maintain our facilities and may be required to make significant capital expenditures to remain technologically and economically competitive, which may significantly increase our costs or disrupt our operations.

Because production technologies continue to evolve, we must make capital expenditures to maintain our facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. We may therefore be required to invest significant capital in improving production technologies. If we cannot obtain adequate capital or do not respond adequately to the need to integrate changing technologies in a timely manner, our operating results, financial condition or cash flows may be adversely affected.

The installation of new technology and equipment may also cause temporary disruption of operations and losses from operational inefficiencies. The impact on operational efficiency is affected by the length of the period of remediation.

A significant portion of our revenues is derived from long-term contracts with important customers, which may not be renewed on similar terms and conditions or may not be renewed at all. The failure to renew or be awarded such contracts could significantly adversely affect our operating results, financial condition and cash flow.

We derive a significant portion of our revenues from long-term contracts with important customers. If we are unable to renew such contracts on similar terms and conditions, or at all, or if we are not awarded new long-term contracts with important customers in the future, our operating results, financial condition and cash flow may be adversely affected.

We may be adversely affected by increases in our operating costs, including the cost of raw materials and labor-related costs.

We use paper and ink as our primary raw materials. The price of such raw materials has been volatile over time and may cause significant fluctuations in our net sales and cost of sales. Although we use our purchasing power as one of the major buyers in the printing industry to obtain favorable prices, terms, quality, quality control and service, we may nonetheless experience increases in the costs of our raw materials in the future, as prices in the overall paper and ink markets are beyond our control. In general, we have been able to pass along increases in the cost of paper and ink to many of our customers. If we are unable to continue to pass any price increases on to our customers, future increases in the price of paper and ink would adversely affect our margins and profits.

Due to the significance of paper in our business, we are dependent upon the availability of paper. In periods of high demand, certain paper grades have been in short supply, including grades we use in our business. In addition, during periods of tight supply, many paper producers allocate shipments of paper based upon historical purchase levels of customers. Although we generally have not experienced significant difficulty in obtaining adequate quantities of paper, unforeseen developments in the overall paper markets could result in a decrease in the supply of paper and could cause either or both of our revenues or profits to decline.

Labor represents a significant component of our cost structure. Increases in wages, salaries and benefits, such as medical, dental, pension and other post-retirement benefits, may impact our financial performance. Changes in interest rates, investment returns or the regulatory environment may impact the amounts we are required to contribute to the pension plans that we sponsor and may affect the solvency of our pension plans.

The demand for our products and services may be adversely affected by technological changes.

Technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the online distribution and hosting of media content and the electronic distribution of documents and data. The acceleration of consumer acceptance of such electronic media, as an alternative to print materials, may decrease the demand for our printed products or result in reduced pricing for our printing services.

We may be adversely affected by strikes and other labor protests.

As at December 31, 2005, we had 61 collective bargaining agreements in North America. Furthermore, 11 collective bargaining agreements were under negotiation at December 31, 2005 (7 of these agreements expired in 2005 and 4 expired prior to 2005). Two of the agreements under negotiation, covering approximately 400 employees, are first-time labor agreements. In addition, 22 collective bargaining agreements, covering approximately 2,450 employees, will expire in 2006. As at December 31, 2005, we had approximately 24,500 employees in North America, of which approximately 8,600, or approximately 35%, were unionized. Currently, 69 of our plants and related facilities in North America are non-unionized. As at December 31, 2005, we had approximately 4,700 employees in Europe. Our facility in the United Kingdom is unionized and labor relations with our employees in our other European facilities are governed by agreements that apply industry-wide and that set minimum terms and conditions of employment. While relations with our employees have been stable to date and there has not been any material disruption in operations resulting from labor disputes, we cannot be certain that we will be able to maintain a productive and efficient labor environment. To date, our discussions with our employees in France have been progressing slowly. In the event we and our employees in France are unable to agree upon a revised working environment in a timely manner, our performance in France may be adversely affected and we may be required to reconsider the strategic objectives for our French operations. We cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can we assure with certainty that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations will not occur. Any strikes or other forms of labor protests in the future could materially disrupt our operations and may have a material adverse impact on our financial condition, operating results and cash flows.

We may be adversely affected by interest rates, foreign exchange rates and commodity prices.

We are exposed to market risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. Because a portion of our operations are outside the United States, significant revenues and expenses will be denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into our financial statements. We use a number of derivative financial instruments to mitigate these risks such as foreign exchange forward contracts and cross currency swaps, interest rate swap agreements and commodity swap agreements. We cannot be sure, however, that our efforts at hedging will be successful. There is always a possibility that attempts to hedge currency risks will lead to higher costs than would be the case if we were unhedged.

There are risks associated with our operations outside the United States and Canada.

We have significant operations outside the United States and Canada. Revenues from our operations outside the United States and Canada accounted for approximately 22% of our revenues for the year ended December 31, 2005. As a result, we are subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain intitiatives or the implementation of certain elements of our business strategy.

Increases in fuel and other energy costs may have a negative impact on our financial results.

Fuel and other energy costs represent a significant portion of our overall costs. We may not be able to pass along a substantial portion of the rise in the price of fuel and other energy costs directly to our customers. In that instance, increases in fuel and other energy costs, particularly resulting from the increased natural gas prices, could adversely affect operating costs or customer demand and thereby negatively impact our operating results, financial condition or cash flows.

Our printing and other facilities are subject to environmental laws and regulations, which may subject us to material liability or require us to incur material costs.

We use various materials in our operations that contain constituents considered hazardous or toxic under environmental laws and regulations. In addition, our operations are subject to a variety of environmental laws and regulations relating to, among other things, air emissions, wastewater discharges and the generation, handling, storage, transportation and disposal of solid waste. Further, we are subject to laws and regulations designed to reduce the probability of spills and leaks; however, in the event of a release, we are also subject to environmental regulation requiring appropriate response to such an event. Permits are required for the operation of certain of our businesses, and these permits are subject to renewal, modification and, in some circumstances, revocation.

Our operations generate wastes that are disposed of off-site. Under certain environmental laws, we may be liable for cleanup costs and damages relating to contamination at these off-site disposal locations, or at our existing or former facilities, whether or not we knew of, or were responsible for, the presence of such contamination. The remediation costs and other costs required to clean up or treat contaminated sites can be substantial. Contamination on and from our current or former locations may subject us to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral.

We expect to incur ongoing capital and operating costs to maintain compliance with environmental laws, including monitoring our facilities for environmental conditions. We take reserves on our financial statements to cover potential environmental remediation and compliance costs as we consider appropriate. However, we cannot provide any assurance that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former locations, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us, or cause us to incur significant capital and operating expenditures, or that our actual environmental liabilities will not exceed our reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could adversely affect our operating results and financial condition.

We could be adversely affected by health and safety requirements.

We are subject to requirements of U.S., Canadian and other foreign occupational health and safety laws and regulations at the federal, state, provincial and local levels. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on our financial condition or results of operations. We cannot assure investors that we have been or that we will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

Acquisitions have contributed to growth in our industry and will continue to do so, making us vulnerable to financing risks and the challenges of integrating new operations into our own.

Due to fragmentation in the commercial printing industry, growth in our industry will continue to depend, in part, upon acquisitions, and we may consider making strategic or opportunistic acquisitions in the future. We cannot assure investors that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into our operations or that we will fully realize the intended results of any acquisitions. We may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. We cannot provide any assurance that we will be able to obtain any such financing upon acceptable terms. While we continuously evaluate opportunities to make strategic or opportunistic acquisitions, we have no present commitments or agreements with respect to any material acquisitions.

We are controlled by Quebecor Inc.

Quebecor Inc., directly and through a wholly-owned subsidiary, currently holds 84.8% of the voting interest in Quebecor World. As a result, Quebecor Inc. is able to exercise significant influence over our business and affairs and has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of other holders of our equity and debt securities.

Beginning in 2007, we will be subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the United States. If our accounting and other management systems and resources are not adequately prepared for such future reporting requirements, we would be unable to report that our internal controls are effective.

As a public company in both Canada and the United States, we are subject to the reporting requirements of applicable Canadian securities laws and the United States Sarbanes-Oxley Act of 2002. Beginning with the year ending December 31, 2006 for the United States Sarbanes-Oxley Act of 2002 and December 31, 2007 under applicable Canadian securities laws, our management will be required to annually assess and report on our internal controls over financial reporting. In connection with our 2005 audit, our auditors have identified certain weaknesses which they have qualified as "material weaknesses" (as such term is defined under applicable auditing standards). Our auditors having confirmed that these deficiencies have been considered as part of their audit have nonetheless issued an unqualified audit opinion on our financial statements for the fiscal years 2003, 2004 and 2005. We expect we will be able to adequately address these items in 2006. If we are unable to adequately address them, we may be unable to report that our internal controls are effective.

7.2   ADDITIONAL RISKS RELATING TO OUR DEBT SECURITIES

Our indebtedness and significant interest payment obligations could adversely affect our financial condition and prevent us from fulfilling our obligations under our various outstanding notes, debentures and other debt securities.

We and our consolidated subsidiaries have indebtedness and, as a result, significant interest payment obligations. As of December 31, 2005, we and our consolidated subsidiaries had total debt of $1,855.1 million. Our credit facilities, the indentures governing our various notes, debentures and other debt securities and the terms and conditions of our other existing indebtedness will permit us or our consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances. As of December 31, 2005, we and our consolidated subsidiaries had approximately $594.9 million available for additional borrowing under our credit facilities. To the extent we incur new indebtedness, the risks discussed above will increase.

Our degree of leverage could have significant consequences, including the following:

  make it more difficult for us to satisfy our obligations with respect to our various outstanding debt securities;

  increase our vulnerability to general adverse economic and industry conditions;

  require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness;

  limit our ability to fund capital expenditures, working capital and other general corporate purposes;

  limit our flexibility in planning for, or reacting to, changes in our businesses and the industry in which we operate, including cyclical downturns in our industry;

  place us at a competitive disadvantage compared to our competitors that have less debt; and

  limit our ability to borrow additional funds on commercially reasonable terms, if at all.

Some of our financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity. Our ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors.

We are party to a number of financing agreements, including our unsecured credit facility, the indentures governing our various senior notes, convertible notes and senior debentures, our accounts receivable securitization programs, and other debt instruments, which agreements, indentures and instruments contain financial and other covenants. If we were to breach such financial or other covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flow could be significantly adversely impacted.

Our various unsecured notes, debentures and other debt securities are effectively subordinated to our secured indebtedness.

Our various unsecured notes, debentures and other debt instruments, including our unsecured credit facility, and the guarantees of such notes, debentures and other debt securities are unsecured and will therefore be effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding with respect to us, the assets which serve as collateral for any of our secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on our unsecured notes, debentures and other debt securities. As of December 31, 2005, we had an aggregate of $1,855.1 million of debt outstanding, $105.1 million of which was secured.

We depend on the cash flow from our subsidiaries that are not guarantors of our various notes, debentures and other debt securities to meet our obligations, and our debtholders' right to receive payment on their relevant debt securities will be structurally subordinate to the obligations of these non-guarantor subsidiaries.

Not all of our subsidiaries have guaranteed our various notes, debentures and other debt securities. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to our debt securities or the guarantees of such debt securities or to provide the issuer or the guarantors of such debt securities with funds for their respective payment obligations. Our cash flow and our ability to service our indebtedness depends principally on the earnings of our non-guarantor subsidiaries and on the distribution of earnings, loans or other payments to us by these subsidiaries. In addition, the ability of these non-guarantor subsidiaries to make any dividend, distribution, loan or other payment to the issuer or a guarantor of our debt securities could be subject to statutory or contractual restrictions. Payments to the issuer or a guarantor by these non-guarantor subsidiaries will also be contingent upon their earnings and their business considerations. Because we depend principally on the cash flow of these non-guarantor subsidiaries to meet our obligations, these types of restrictions may impair our ability to make scheduled interest and principal payments on our various outstanding debt securities.

Furthermore, in the event of any bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, holders of our debt securities will not have any claim as a creditor against such subsidiary. As a result, the guarantees of our various notes, debentures and other debt securities will be effectively subordinated to all of the liabilities of our subsidiaries other than such subsidiaries that either issued or guaranteed the debt securities in question. The creditors (including trade creditors) of those non-guarantor subsidiaries will have the right to be paid before payment on the guarantees to the holders of our various notes, debentures and other debt securities from any assets received or held by those subsidiaries. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us.

We may not be able to finance a change of control offer required by the indentures governing our various notes, debentures and other debt securities because we may not have sufficient funds at the time of the change of control.

If we were to experience a change of control (as defined under each of the relevant indentures governing our various notes, debentures and other debt securities), we would, under certain of the indentures, be required to make an offer to purchase all of the notes, debentures or other debt securities issued thereunder then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes, debentures or other debt securities.

Canadian bankruptcy and insolvency laws may impair the trustee's ability to enforce remedies under our various outstanding notes, debentures and other debt securities.

The rights of the trustee who represents the holders of our debt securities to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies' Creditors Arrangement Act (Canada) have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our various debt securities would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing our various debt securities or whether and to what extent holders of our debt securities would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.

Applicable statutes may allow courts, under specific circumstances, to void the guarantees of our various notes, debentures and other debt securities.

Our creditors could challenge the guarantees of our various notes, debentures and other debt securities provided by us or certain of our subsidiaries as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. The entering into of the guarantees could be found to be a fraudulent transfer, conveyance or preference and declared void if a court were to determine that the guarantor:

  delivered the guarantee with the intent to hinder, delay or defraud its existing or future creditors or the guarantor did not receive fair consideration for the delivery of the guarantee; or

  the relevant guarantor did not receive fair consideration or reasonably equivalent value in exchange for the guarantee, and was insolvent at the time it delivered the guarantee or was rendered insolvent by the giving of the guarantee; or

  was engaged in a business or transaction for which such guarantor's remaining assets constituted unreasonably small capital; or

  intended to incur, or believed it could incur, debts beyond its ability to pay such debts as they come due.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

  it could not pay its debts as they became due.

In general, the terms of the guarantees of our various notes, debentures and other debt securities provided by us or certain of our subsidiaries will limit the liability of such guarantor(s) to the maximum amount it (they) can pay without the guarantee being deemed a fraudulent transfer. On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor of our debt securities, after giving effect to its guarantee of the relevant debt securities, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot provide any assurance, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions with regard to these issues.

To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of our guaranteed debt securities would cease to have any direct claim against the guarantor which delivered that guarantee.

An active trading market for our debt securities may not develop.

Our various notes, debentures and other debt securities are not listed on any national securities exchange, and we do not intend to have such debt securities listed on a national securities exchange, although some of our debt securities have been rendered eligible for trading in the Private Offerings, Resale and Trading Through Automatic Linkages, or PORTALSM, Market. The market-makers of our various notes, debentures and other debt securities that are eligible for trading on the PORTALSM Market may cease their market-making at any time without notice. Accordingly, we cannot provide any assurance with respect to the liquidity of the market for such debt securities or the prices at which investors may be able to sell our debt securities.

In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our various notes, debentures and other debt securities will be subject to disruptions. Any such disruptions may have a negative effect on the ability of investors to sell such debt securities regardless of our prospects and financial performance.

U.S. investors in our securities may have difficulties enforcing certain civil liabilities.

Quebecor World is governed by the laws of Canada and a number of our subsidiaries are governed by the laws of a jurisdiction outside of the United States. Moreover, our controlling persons and a majority of our directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of their assets and a significant portion of our assets are located outside of the United States. As a result, it may be difficult for our securityholders to effect service of process upon us or such persons within the United States or to enforce, against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal or state securities laws or other laws of the United States. There is doubt as to the enforceability in certain jurisdictions outside the United States of liabilities predicated solely upon U.S. federal or state securities laws against us, our controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

ITEM 8 — DESCRIPTION OF CERTAIN INDEBTEDNESS

8.1   CREDIT FACILITIES

The credit agreement of Quebecor World and Quebecor World (USA) Inc. (collectively, the "Borrowers"), as amended and restated on December 15, 2005, provides for $1 billion revolving credit facilities that mature in January 2009, unless such credit facilities are extended for additional one-year periods in accordance with the terms and conditions of the credit agreement. The credit facilities consist of (a) a credit facility of $250 million or the equivalent amount in Canadian dollars (or the equivalent amount in euros up to a maximum of $75 million) made available to each of the Borrowers, (b) a credit facility of $500 million or the equivalent amount in Canadian dollars (or the equivalent amount in euros up to a maximum of $200 million) made available to each of the Borrowers and (c) a credit facility of $250 million (or the equivalent amount in euros up to a maximum of $75 million) made available to Quebecor World (USA) Inc. The proceeds of the credit facilities may be used for general corporate purposes including, without limitation, ongoing working capital and operations requirements, commercial paper back-up and, subject to the terms and conditions of the credit agreement, to provide funding for acquisitions, investments and capital expenditures.

Our credit facilities are repayable in full in January 2009, unless such credit facilities are extended for additional one-year periods in accordance with the terms and conditions of the credit agreement. Borrowings under our credit facilities are unsecured, but such borrowings are guaranteed by the Borrowers and Quebecor Printing Holding Company ("QPHC" and, together with the Borrowers, the "Loan Parties").

Our credit facilities contain certain restrictive covenants and financial ratios as well as customary events of default, including the non-payment of principal, interest, fees or other amounts owing thereunder, the making by the Loan Parties of any materially incorrect or misleading representation or warranty, the breach by a Borrower of any other term, covenant, condition or agreement contained in the credit agreement, the bankruptcy of a Borrower or any Restricted Entity, certain defaults under the Employee Retirement Income Security Act of 1974 (ERISA) of the United States of America, the rendering of a final judgment or order against a Borrower or any Restricted Entity in excess of $25 million, the invalidity or unenforceability of any material provision of the documents relating to the credit facilities, a default by a Loan Party or any Restricted Entity in respect of any indebtedness in excess of $25 million, the failure by a Borrower, any Restricted Entity or their affiliates to obtain or maintain environmental permits necessary for the operation of their business and the occurrence of any event or circumstance which has a material adverse effect on Quebecor World or any Restricted Entity or a material impairment in the ability of a Borrower to perform its obligations under the documents relating to the credit facilities or in the validity or enforceability of such documents.

8.2   SENIOR NOTES

We have issued and outstanding various series of senior notes and debentures as described below.

8.2.1   Publicly Traded Senior Notes and Debentures

On January 22, 1997, our wholly-owned indirect subsidiary, Quebecor World Capital Corporation ("Quebecor Capital"), issued $150 million in aggregate principal amount of 7.25% Guaranteed Debentures due 2007. On August 5, 1997, Quebecor Capital issued $150 million in aggregate principal amount of 6.50% Guaranteed Debentures due 2027. Of these, $146.8 million were tendered and repurchased at their par value on August 1, 2004 pursuant to their terms.

On November 3, 2003 Quebecor Capital issued $200 million in aggregate principal amount of 4.875% Senior Notes due November 15, 2008 and $400 million in aggregate principal amount of 6.125% of Senior Notes due November 15, 2013. All of these debentures and notes are unsecured and are unconditionally guaranteed by Quebecor World. Quebecor Capital has advanced the proceeds of these debentures and notes to Quebecor World (USA), which has issued to Quebecor Capital notes with payment terms substantially the same as the payment terms of the debentures and the notes. Interest on the debentures and the notes is payable semi-annually in arrears. These Senior Notes are redeemable, at the option of Quebecor Capital, at any time at the applicable redemption price set forth in the indenture dated November 3, 2003. The indentures under which the debentures and notes were issued contain restrictive covenants and events of default customary of publicly traded investment-grade debt, including limitations on liens, sale and leaseback transactions, mergers, consolidations and sales of assets.

8.2.2   Private Notes

On March 6, 2006, our wholly-owned indirect subsidiary, Quebecor World Capital ULC, issued $450 million in aggregate principal amount of 8.75% Senior Notes due March 15, 2016 under an indenture entered into on the same date with, among others, Citibank N.A., as trustee (the "2006 Senior Notes Indenture"). These new privately placed Senior Notes are unsecured and unconditionally guaranteed by Quebecor World, Quebecor World (USA) Inc. and Quebecor World Capital LLC. These Senior Notes are redeemable, at the option of Quebecor World Capital ULC, prior to March 15, 2009 at the applicable redemption price set forth in the 2006 Senior Notes Indenture with the net cash proceeds from certain equity offerings. In addition, prior to March 15, 2011, Quebecor World Capital ULC may redeem some or all of these new Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest plus a "make-whole" premium. After March 15, 2011, Quebecor World Capital ULC may redeem the Senior Notes, in whole or in part, at the redemption prices specified in the 2006 Senior Notes Indenture. The 2006 Senior Notes Indenture contains restrictive covenants and events of default customary of such privately issued debt, including limitations on liens, sale and leaseback transactions, mergers, consolidations and sales of assets.

On July 12, 2000, Quebecor Capital issued $175 million in aggregate principal amount of 8.42% Series A Senior Notes due July 15, 2010 and $75 million in aggregate principal amount of 8.52% Series B Senior Notes due 2012. On September 12, 2000, Quebecor Capital issued $91 million in aggregate principal amount of 8.54% of Series C Senior Notes due 2015 and $30 million in aggregate principal amount of 8.69% Series D Senior Notes due 2020. On March 28, 2001 Quebecor Capital issued $217 million in aggregate principal amount of 7.20% Series E Senior Notes due March 28, 2006 and $33 million in aggregate principal amount of Floating Rate Series F Senior Notes due March 28, 2006. The floating rate on the Series F Notes has been swapped to a fixed rate of 7.20%. All of these notes are unsecured and are unconditionally guaranteed by Quebecor World and Quebecor World (USA). Interest on each series of notes is payable semi-annually in arrears. Each of the foregoing series of notes, except for the Series F Notes, is redeemable, at the option of Quebecor Capital at any time at the redemption prices set forth in their respective note purchase agreements, provided that in the event of partial redemption, Quebecor Capital may not redeem less than 10% of the aggregate principal amount then outstanding of the redeemable notes issued under such purchase agreement. Each series of the Senior Notes described in this paragraph, other than the Floating Rate Series F Senior Notes due March 28, 2006, may be redeemed by Quebecor Capital, in whole or in part, at a price equal to 100% of their principal amount plus accrued and unpaid interest plus a "make-whole" premium. The note purchase agreements contain certain restrictive covenants and events of default, including limitations on debt, liens, sale and leaseback transactions, mergers, consolidations and sales of assets

8.2.3   Senior Subordinated Convertible Notes

On October 8, 1997, World Color Press, Inc., now Quebecor World (USA) Inc., issued $151.8 million in aggregate principal amount of 6% Convertible Senior Subordinated Notes due 2007, of which $119.5 million remains outstanding. These notes are unsecured. Interest on these notes is payable semi-annually in arrears. Payment of principal, premium, if any, and interest on these notes is subordinate to the prior payment in full of all senior indebtedness of Quebecor World (USA) Inc. other than indebtedness to a subsidiary or affiliate of Quebecor World (USA) Inc. These notes are convertible into a combination of subordinate voting shares of Quebecor World and cash at the rate of 30.5884 shares and $197.25 per $1,000 principal amount of notes converted, subject to adjustments. These notes are redeemable, at the option of Quebecor World (USA) Inc., at any time at the applicable redemption price set forth in the indenture dated October 8, 1997. The indenture provides that Quebecor World will not incur any indebtedness that is subordinate to senior indebtedness and senior to these notes. In the event of a change of control of Quebecor World (USA) Inc., the holders of these notes have the option to require Quebecor World (USA) Inc. to purchase the notes at 100% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase.

8.3   LONG-TERM EQUIPMENT FINANCING PROGRAM

On January 16, 2006, we concluded an agreement with Société Générale for the Canadian dollar equivalent of a 136 million Euros ($160 million) long-term committed credit facility relating to purchases of MAN Roland presses as part of our North American retooling program. The unsecured facility will be drawn over the course of the next 25 months and will be repaid over the next 10 years.

ITEM 9 — DESCRIPTION OF CAPITAL STRUCTURE

9.1   GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Subordinate Voting Shares (the "Subordinate Voting Shares"), an unlimited number of Multiple Voting Shares (the "Multiple Voting Shares") and an unlimited number of First Preferred Shares issuable in Series (the "Preferred Shares"), all without par value.

Our Subordinate Voting Shares carry one (1) vote per share. They are entitled to receive dividends in such amounts and payable in such time as the directors determine, subject always to the rights of the holders of any Preferred Shares. Our Subordinate Voting Shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights to those attached to the Multiple Voting Shares. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at March 1, 2006, 15.18% of the voting rights attached to all of the our issued and outstanding voting securities.

Our Multiple Voting Shares carry ten (10) votes per share. They are entitled to receive dividends in such amounts and they are payable in such time as the directors determine, subject always to the rights of the holders of any Preferred Shares. They are convertible at any time into Subordinate Voting Shares on a one-for-one basis. They are not publicly traded.

Our Articles do not contain any rights or provisions applicable to holders of our Subordinate Voting Shares where a take-over bid is made for the Multiple Voting Shares. However, our significant shareholder, Quebecor Inc., has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. A summary thereof is contained in our Management Proxy Circular dated March 22, 2006, under "Section 1&nbps;– VOTING AND PROXIES – Undertakings in Favour of Holders of Subordinate Voting Shares", which summary is incorporated herein by reference. Also, the Agreement dated March 28, 2004 entered into between Quebecor Inc., 4032677 Canada Inc., the Corporation and Computershare Trust Company of Canada may be found on the Canadian Securities Administrators' website at www.sedar.com.

The Series 2 Cumulative Redeemable First Preferred Shares (the "Series 2 Preferred Shares") were converted into Series 3 Cumulative Redeemable First Preferred Shares (the "Series 3 Preferred Shares") in December 2002.

Our Series 3 Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn$1.5380 per share per annum, payable quarterly from December 1, 2002 to November 30, 2007. Thereafter, a new fixed cumulative preferential cash dividend will be set by us for another five-year period. On December 1, 2007 and at every fifth anniversary thereafter, our Series 3 Preferred Shares may be converted into Series 2 Preferred Shares under certain conditions.

Our Series 4 Cumulative Redeemable First Preferred Shares (the "Series 4 Preferred Shares") are entitled to a fixed cumulative preferential cash dividend of Cdn$1.6875 per share per annum, payable quarterly, if declared. On and after March 15, 2006, the Series 4 Preferred Shares are redeemable at our option at a price of Cdn$25.00 per share, or with regulatory approval, the Series 4 Preferred Shares may be converted into Subordinate Voting Shares by us. On and after June 15, 2006, these Series 4 Preferred Shares may be converted at the option of the holder into Subordinate Voting Shares, subject to our right prior to the conversion date to redeem for cash or find substitute purchasers for such Series 4 Preferred Shares. On March 15, 2006, we provided notice to the holders of our Series 4 Preferred Shares that we will be redeeming all of such shares for an aggregate redemption price of Cdn$200,000,000, plus accrued and unpaid dividends in the amount of Cdn$0.2185 per Series 4 Preferred Share, by drawing on our revolving credit facility.

Our Series 5 Cumulative Redeemable First Preferred Shares (the "Series 5 Preferred Shares") are entitled to a fixed cumulative preferential cash dividend of Cdn$1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, the Series 5 Preferred Shares are redeemable at our option at a price of Cdn$25.00 per share, or with regulatory approval, the Series 5 Preferred Shares may be converted into Subordinate Voting Shares by us. On and after March 1, 2008, these Series 5 Preferred Shares may be converted at the option of the holder into Subordinate Voting Shares, subject to our right prior to the conversion date to redeem for cash or find substitute purchasers for such Series 5 Preferred Shares.

The number of Preferred Shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue. All the Preferred Shares are non-voting and they participate in priority to the Subordinate Voting Shares and Multiple Voting Shares in the event of liquidation, dissolution, winding-up or other distribution of our assets. Each series of Preferred Shares ranks pari passu with every other series of our Preferred Shares.

9.2   DIVIDENDS

We have declared and paid semi-annual dividends, since October 23, 1992, and quarterly dividends, since 1998. The following table presents the annual dividends that we have declared and paid on all of our shares since January 1, 2003:
Period/Date	Multiple Voting Shares and Subordinate Voting Shares	Series 2 Preferred Shares	Series 3 Preferred Shares	Series 4 Preferred Shares	Series 5 Preferred Shares
2003	$0.52	N/A	Cdn$1.5380	Cdn$1.6875	Cdn$1.7250
2004	$0.52	N/A	Cdn$1.5380	Cdn$1.6875	Cdn$1.7250
2005	$0.56	N/A	Cdn$1.5380	Cdn$1.6875	Cdn$1.7250

On January 18, 2006, our Board of Directors, in light of our current capital spending, approved a reduction of the quarterly dividend, if, and when declared, on our Subordinate Voting Shares and our Multiple Voting Shares from $0.14 per share to $0.10 per share, which reduction was applied as of and from the quarterly dividend declared on our Subordinate Voting Shares and our Multiple Voting Shares on January 18, 2006, which dividends were paid on March 1, 2006. In addition, on March 15, 2006, we provided notice to the holders of our Series 4 Preferred Shares that we will be redeeming all of such shares for an aggregate redemption price of Cdn$200,000,000, plus accrued and unpaid dividends in the amount of Cdn$0.2185 per Series 4 Preferred Share.

9.3   MARKET FOR OUR SECURITIES

Our Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE"). Our Preferred Shares are listed only on the TSX. On December 21, 2005, the TSX announced that the "special voting" stock symbol extension program introduced in 2004 to indicate unique voting structures will be discontinued by the TSX in early 2006. Effective June 14, 2006, the stock symbol of our Subordinate Voting Shares will change to "IQW".

The following tables set forth the market price range and trading volumes of our listed shares for each month of the most recently completed financial year. The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month and the closing sale price for each relevant month.
TSX - SUBORDINATE VOTING SHARES Symbol: "IQW.SV"
2005	High (Cdn$)	Low (Cdn$)	Closing Price at the end of the month (Cdn$)	Trading Volume

January	26.96	24.90	26.65	6,464,142
February	29.82	25.53	28.50	7,502,780
March	30.05	27.16	28.35	9,420,102
April	30.20	27.46	27.85	6,447,925
May	28.75	22.40	23.90	10,533,676
June	24.82	23.01	24.00	7,246,024
July	25.85	22.90	23.20	2,584,103
August	24.29	22.21	22.96	6,392,147
September	23.40	21.80	21.80	5, 015,397
October	22.42	16.67	17.47	6,266,728
November	19.00	16.70	17.58	8,944,695
December	17.90	15.39	15.72	7,585,880

NYSE – SUBORDINATE VOTING SHARES Symbol: "IQW"
2005	High (US$)	Low (US$)	Closing Price at the end of the month (US$)	Trading Volume

January	22.44	20.34	21.40	1,420,900
February	24.17	20.90	23.40	1,969,700
March	24.50	23.06	23.56	1,754,900
April	24.44	21.93	22.12	811,100
May	23.25	17.93	19.04	2,095,500
June	20.09	18.43	19.66	1,026,300
July	20.97	18.70	19.00	633,600
August	19.97	18.29	19.37	793,200
September	19.58	18.74	18.82	592,700
October	19.10	14.23	14.81	1,037,700
November	15.84	14.12	15.08	1,013,800
December	15.30	13.25	13.59	1,153,400

38

TSX – SERIES 3 PREFERRED SHARES Symbol: "IQW.PR.D"
2005	High (Cdn$)	Low (Cdn$)	Closing Price at the end of the month (Cdn$)	Trading Volume

January	26.30	25.55	26.15	697,500
February	26.80	25.65	26.15	1,326,130
March	26.30	25.46	26.00	259,145
April	26.60	25.77	26.10	162,145
May	26.15	25.10	25.60	2,221,861
June	25.75	25.01	25.30	202,566
July	25.40	25.01	25.19	63,896
August	25.55	24.25	24.35	184,610
September	24.60	23.05	23.25	479,970
October	23.25	18.30	19.00	343,270
November	18.90	16.81	17.20	467,008
December	17.50	16.03	16.50	516,132

TSX – SERIES 4 PREFERRED SHARES Symbol: "IQW.PR.B"
2005	High (Cdn$)	Low (Cdn$)	Closing Price at the end of the month (Cdn$)	Trading Volume

January	26.99	26.50	26.85	230,639
February	27.00	26.00	26.50	246,091
March	26.95	25.25	26.60	125,368
April	26.81	26.05	26.50	96,730
May	26.50	25.60	26.04	1,462,509
June	26.25	25.55	25.95	1,131,056
July	25.85	25.25	25.70	184,048
August	25.90	24.60	25.15	51,669
September	25.49	25.05	25.44	45,069
October	25.53	24.90	24.91	281,871
November	25.29	24.80	24.95	380,104
December	25.50	24.60	25.35	860,144

TSX - SERIES 5 PREFERRED SHARES Symbol: "IQW.PR.C"
2005	High (Cdn$)	Low (Cdn$)	Closing Price at the end of the month (Cdn$)	Trading Volume

January	28.15	27.17	27.90	681,701
February	28.50	27.20	27.50	641,040
March	27.50	26.55	26.87	97,228
April	27.55	26.75	27.45	158,062
May	27.95	26.85	27.25	1,156,97
June	27.50	27.00	27.45	89,768
July	27.45	27.05	27.20	38,510
August	27.40	25.90	26.37	113,874
September	26.40	26.00	26.10	74,524
October	26.45	23.10	23.50	135,442
November	24.50	22.25	24.16	490,430
December	25.25	23.66	25.00	150,872

On May 13, 2005, we commenced a normal course issuer bid on the facilities of the TSX to repurchase up to a maximum of 7,300,000 Subordinate Voting Shares, representing approximately 9.95% of the public float of the Subordinate Voting Shares. Repurchases of the Subordinate Voting Shares are carried out on the facilities of the TSX, at market prices, during a twelve-month period from May 13, 2005 to May 12, 2006. We have not repurchased any Subordinate Voting Shares since August 12, 2005 and do not have the intention of repurchasing any in the coming months. During the year ended December 31, 2005, we repurchased an aggregate of 2,438,500 Subordinate Voting Shares under our normal course issuer bid at an average price of Cdn$23.85 per share.

9.4   RATINGS

As at March 1, 2006, the following ratings had been given by the rating agencies listed below to our long-term unsecured debt and our Preferred Shares:
Rating Agency	Senior Unsecured Debt	Short-Term Debt	Preferred Shares	Comments
Standard & Poors Rating Services ("S&P")	BB-	Not rated	B- (for the Series 4 and Series 5 Preferred Shares)	BB-: The fifth highest category granted by S&P for Long-term debt. The minus attributed by S&P indicated that the Senior Notes are to be considered at the lower end of the category.
Moody's Investors Service ("Moody's")	Ba3	Not rated	—	Ba3: The fifth highest category granted by Moody's for Long-term debt. The number 3 attributed by Moody's indicates that the Senior Notes are to be considered at the lower end of the category.
Dominion Bond Rating Service Ltd ("DBRS")	BB (high)	Not rated	Pfd-4h	BB (high): The fifth highest category granted by DBRS for Long-term debt. The high attributed by DBRS indicates that the Senior Notes are to be considered at the higher end of the category.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.

ITEM 10 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

For purposes of this Item, reference is made to (i) note 21 to our Audited and Consolidated Financial Statements for the years ended December 31, 2005 and 2004, (ii) the section entitled "Related Party Transactions" found at pages 68-69 of our Management's Discussion and Analysis for the year ended December 31, 2005, and (iii) the disclosure that is made under "Section 6 – ADDITIONAL INFORMATION – Interest of Informed Persons in Material Transactions" of our Management Proxy Circular dated March 22, 2006, each of which is incorporated by reference into this Annual Information Form.

Our Audited and Consolidated Financial Statements for the years ended December 31, 2005 and 2004 and our Management Proxy Circular dated March 22, 2006 may be found on our website at www.quebecorworld.com, on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov.

ITEM 11 — MATERIAL CONTRACTS

Between January 1, 2005 and March 1, 2006, the only material contracts that we entered into outside the ordinary course of business were: (i) our amended and restated credit agreement (the "Credit Agreement") dated as of December 15, 2005 among Quebecor World Inc. and Quebecor World (USA) Inc., as borrowers, and a syndicate of financial institutions, as lenders, with Royal Bank of Canada acting as administrative agent and RBC Capital Markets acting as arranger; and (ii) the 2006 Senior Notes Indenture. Each of our Credit Agreement and the 2006 Senior Notes Indenture is more fully described under ITEM 8 – Description of Certain Indebtedness and has been filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com as well as with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. Current and potential investors are urged to consult our Credit Agreement and the 2006 Senior Notes Indenture as filed with such securities regulatory authorities and the summary descriptions of such agreements contained in this Annual Information Form are qualified entirely by reference to the text of the agreements as filed with such authorities.

ITEM 12 — INTERESTS OF EXPERTS

KPMG LLP is the firm of auditors who prepared the Auditors' Report and the report on Canadian generally accepted audit standards prepared with respect to our Consolidated Financial Statements for the years ended December 31, 2005 and 2004. KPMG LLP have confirmed to us that they are independent in accordance with the applicable rules of professional conduct of each of the provinces of Canada and that they have complied with the rules on auditor independence of the United States Securities and Exchange Commission.

ITEM 13 — TRANSFER AGENT

The transfer Agent for our Subordinate Voting Shares and our Preferred Shares is Computershare Trust Company of Canada, whose head office is situated in Toronto (Ontario). Share transfer service is available at Computershare's Montreal (Quebec) and Toronto (Ontario) offices, as well as at the principal office of Computershare Trust Company, Inc. in Denver (Colorado) and New York (New York).

ITEM 14 — ADDITIONAL INFORMATION

Additional information relating to us may be found on our website at www.quebecorworldinc.com, on the SEDAR website of the Canadian Securities Administrators at www.sedar.com. and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our Management Proxy Circular dated March 22, 2006 prepared in connection with our annual meeting of shareholders to be held on May 10, 2006.

Additional financial information is provided in our Audited and Consolidated Financial Statements for the year ended December 31, 2005 and Management's Discussion and Analysis of Financial Condition and Results of Operations for our most recently completed financial year.

ITEM 15 — FORWARD-LOOKING STATEMENTS

This Annual Information Form includes "forward-looking statements" that involve risks and uncertainties. All statements other than statements of historical facts included in this Annual Information Form, including, statements regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. While the below list of cautionary statements is not exhaustive, some important factors that could affect our future operating results, financial position and cash flows and could cause our actual results to differ materially from those expressed in these forward-looking statements are:

  general economic, financial or market conditions;

  cyclical and seasonal variations in the industries in which we operate;

  the intensity of competitive activity in the industries in which we operate;

  unanticipated higher capital spending required in order to maintain our facilities and to address continued development of new equipment and technologies;

  increases in the cost of raw materials and energy prices;

  technological changes that affect demand for our products and services;

  labor disruptions, including possibly strikes and labor protests;

  fluctuations in foreign currency exchange rates, interest rates and commodity prices;

  changes in laws and regulations, or in their interpretations; and

  other factors that are beyond our control.

These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this Annual Information Form, and further details and descriptions of these and other factors are disclosed in this Annual Information Form, including under Item 7 of this Annual Information Form, "RISK FACTORS". Each of these forward-looking statements speaks only as of the date of this Annual Information Form. We will not update these statements unless applicable securities laws require us to do so.

*****

SCHEDULE A – MANDATE OF THE AUDIT COMMITTEE

The Audit Committee (the "Committee") assists the Board of Directors (the "Board") in overseeing the Corporation's financial controls and reporting. The Committee also ascertains that the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The Committee is a standing committee of the Board.

COMPOSITION AND QUORUM

The Committee is composed of a minimum of three (3) and a maximum of five (5) members who will be independent under the Categorical Standards of Independence for Directors adopted by the Board and applicable law. Each member of the Committee must be "financially literate" and at least one member must be an" audit committee financial expert" under applicable laws and regulations (all as determined by the Board).

Members of the Committee do not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services as consultant or as legal or financial advisor, regardless of the amount, but excludes any compensation approved by the Board and that is paid to the directors as members of the Board and its Committees

The quorum at any meeting of the Committee is a majority of its members.

Because of the Committee's demanding role and responsibilities, the Nominating and Corporate Governance Committee reviews any invitation to Committee members to join the audit committee of any other company or corporation. Where a member of the Committee simultaneously serves on the audit committee of more than three (3) public companies, including the Committee, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Committee.

RESPONSIBILITIES

The Committee has the following responsibilities:

With respect to accounting and financial reporting

  Reviewing with management and the external auditor the annual financial statements and accompanying notes, the external auditor's report thereon, the Management's Discussion and Analysis of the Financial Condition and Results of Operations (the "MD&A"), and the related press release, and obtaining explanations from management on all significant variances with comparative periods, before recommending approval by the Board and the release thereof.

  Reviewing with management and the external auditor the quarterly financial statements and accompanying notes, the external auditor's review thereof, the MD&A, and the related press release, and obtaining explanations from management on all significant variances with comparative periods, before recommending the approval by the Board and the release thereof.

  Reviewing the financial information contained in the Annual Information Form, Form 40-F, Annual Report, Management Proxy Circular, MD&A, Prospectuses, and the Quarterly Report on Form 6-K (including any Supplemental Disclosure documents thereto) and reviewing other documents containing similar financial information before their public disclosure or filing with regulatory authorities in Canada or the United States.

  Reviewing with management and the external auditor the quality and not just the acceptability of the Corporation's accounting policies and any changes that are proposed to be made thereto, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the impact of their use and the external auditor's preferred treatment, and (iii) any other material communications between the external auditor and management with respect thereto; and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

  Reviewing with the external auditor any audit problems or difficulties and management's response thereto and resolving any disagreement between management and the external auditor regarding accounting and financial reporting.

  Periodically reviewing the Corporation's Communications Policy to ensure that it conforms with applicable legal and regulatory requirements.

  Ensuring that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraphs 1 and 2 above, and periodically assess the adequacy of those procedures.

  Reviewing the Committee's report to the shareholders.

With respect to risk management, internal controls and disclosure controls and procedures

  Monitoring the quality and integrity of the Corporation's financial and accounting systems and management information systems as well as the existence and proper operation of disclosure procedures and controls and internal controls, through discussions with management and the internal and external auditors.

  Reviewing on a regular basis and monitoring the Corporation's risk assessment and management policies, including hedging policies through the use of financial derivative transactions.

  Annually, as of fiscal year ending on December 31, 2006, reviewing the report of the external auditor on management's assessment of the Corporation's internal control over financial reporting describing any material issues raised by the most recent reviews of internal controls and management information systems or by any inquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues.

  Assisting the Board with the oversight of the Corporation's compliance with applicable legal and regulatory requirements.

  Establishing and, if required, revising procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls, or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters.

  Establishing and, if required, revising procedures for "whistleblower protection" to ensure that no employee of the Corporation and its subsidiaries or business units are discharged or otherwise penalized for reporting in good faith to his or her supervisor or to any competent authorities, potential violations of any laws or regulations applicable to the Corporation.

  Reviewing, when required, the Corporation's Code of Ethics (including any modifications thereto) for its Chief Executive Officer, Chief Financial Officer, controller and principal accounting officer and persons performing similar functions and ensuring that there are no violations to this Code, which Code is implicitly included in the Code of Business Conduct.

With respect to the internal auditors

  Monitoring the qualifications and performance of the internal auditors and review their degree of independence.

  Reviewing the internal audit program, its scope and capacity to ensure the effectiveness of the systems of internal control and reporting accuracy.

  Monitoring the execution of the internal audit plan and following through with the recommendations made by the internal auditors to ensure that the management of the Corporation takes, in each case, the appropriate steps to correct any deficiencies.

  Ensuring that the internal auditors are always ultimately accountable to the Committee and the Board.

With respect to the external auditor

  Reviewing, at least annually, a report by the external auditor describing its internal quality-control procedures; any material issues raised by the most recent internal quality-control review of the firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues.

  Reviewing the annual written statement of the external auditors regarding all its relationships with the Corporation and discussing any issues, relationships or services that may impact on its objectivity or independence.

  Recommending the appointment of the external auditor and its remuneration for the audit services and, if appropriate, the termination of its mandate (subject however, in both cases to the shareholders' approval) and monitoring its qualifications, performance and independence.

  Pre-approving all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor is entitled to provide, and pre-approving permitted non-audit services to be performed by the external auditor, the whole in accordance with the Corporation's Pre-Approval Policy and with the laws and regulations in force. Revising annually the Corporation's Pre-Approval Policy.

  Approving the basis and amount of the external auditor's fees for both audit and authorized non-audit services.

  Reviewing the audit plan with the external auditor and management and approving the scope, extent and schedule of such audit plan.

  Reviewing the Corporation's hiring policies for current and former partners or employees of the external auditor.

  Ensuring the rotation of relevant audit partners in conformity with the legal requirements in force.

  Ensuring that the external auditor is always accountable to the Committee and the Board.

  Making arrangements for sufficient funds to be available to effect payment of the fees of the external auditor and of any advisors or experts retained by the Committee.

With respect to the parent company

  While recognizing the control framework of the parent company, establishing close coordination and communication with the audit committee of the parent company.

  Providing for substantial sharing of information with the parent company and its audit committee, to the extent permitted by law, while putting in place safeguards to ensure that the sharing of information is not used by the parent company to the disadvantage of the Corporation's minority shareholders.

  Reviewing and monitoring all material related party transactions.

METHOD OF OPERATION

  The Chairman of the Committee is appointed each year by the Board.

  The Secretary or Assistant Secretary of the Corporation acts as the secretary of the Committee.

  Meetings of the Committee are held at least quarterly and as required.

  The Chairman of the Committee develops the agenda for each meeting of the Committee in consultation with the Chief Financial Officer and Secretary. The agenda and the appropriate material are provided to members of the Committee on a timely basis prior to any meeting of the Committee.

  The Chairman of the Committee reports regularly to the Board on the business, findings and recommendations of the Committee.

  The Committee has at all times a direct line of communication with the internal and external auditors.

  At each regularly scheduled meeting, the Committee shall meet in camera.

  At each regularly scheduled meeting, the Committee meets separately with management, the internal auditors and external auditors.

  The Committee may, when circumstances dictate, engage external advisors, subject to advising the Chairman of the Board thereof.

  The Committee annually reviews its mandate and reports to the Board on its adequacy.

  The Nominating and Corporate Governance Committee annually supervises the performance assessment of the Committee and its members.

  The minutes of the Committee meetings are approved by the Committee and submitted to the Board for information purposes.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Committee. Even though the Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation's financial statements are complete and accurate.

Members of the Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor. The Committee's oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation's financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

* * * * * * *

Revised and approved by the Board of Directors on November 1, 2005

QuickLinks -- Click here to rapidly navigate through this document

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the "Company") for the years ended December 31, 2005 and 2004, and it should be read together with the Company's consolidated financial statements. The annual consolidated financial statements and Management's Discussion and Analysis have been reviewed by the Company's Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this document. Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

FORWARD-LOOKING STATEMENTS

        Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for print services, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by competitors and general changes in economic conditions.

OVERVIEW

BUSINESS PROFILE

        Quebecor World Inc. is one of the largest commercial print media services companies in the world. Quebecor World is a market leader in the product categories and geographies it serves. This market-leading position has been built through a combination of integrating acquisitions, investing in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

        Quebecor World has facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

        The Company offers its customers a broad range of print services, such as magazines, retail inserts, catalogs, books, directories, direct mail, logistics, premedia and other value-added services.

        The Company operates in the commercial print media segment of the printing industry and its business groups are located in three geographical regions: North America, which has historically represented approximately 80% of the Company's revenues, Europe and Latin America.

INDUSTRY PROFILE

        Operations in this segment of the print industry are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

        Consolidation of the printing industry is ongoing because of global overcapacity, which has led to negative price pressures. The disappearance of smaller plants creates the opportunity for larger plants to continue to grow and deploy more efficient equipment. Global capacity is also affected by the emergence of Asian competitors in particular in the Book segment where the timing of deliveries is less of an issue. In response to this competition, the Company offers its clients the Latin American platform as a low-cost alternative. Overall, global overcapacity will remain an issue and will likely continue to impact prices in most segments.

        The primary drivers affecting the Company are consumer confidence and economic growth rates. These are key drivers of demand for commercial print media because they affect the level of advertising and merchandising activity. The Company uses magazine advertising pages as an important indicator of demand for printing products and services. This indicator, as measured in the United States by the Publishers Information Bureau, showed some positive signs throughout 2004, but was uneven through most of 2005 (Figure 1).

STRATEGY

        The Company's objective is to be the preferred low-cost provider of print services. As part of this goal, the Company has adopted the following related strategies.

        The Company intends to use technology to improve efficiency and reduce costs. As is the case with other manufacturing industries, technology in the printing industry is constantly evolving and it will continue to play an important role in improving Quebecor World's manufacturing platform. The Company is focused on improving speeds, reducing manning, lowering downtime and paper waste and reducing make-ready times.

        The Company also intends to continue to reduce its fixed cost base and increase its efficiency. The Company has identified two key success factors — manufacturing and administrative efficiency — and addresses them on a continual basis. In recent years, the Company has undertaken restructuring initiatives that resulted in consolidating smaller facilities into larger groups of operations, grouping similar types of assets into larger facilities using available space and optimizing all aspects of pressroom efficiencies. The Company has also reviewed and streamlined its administrative structure. These measures are ongoing and are expected to continue through 2006. Although these restructuring initiatives have generated several positive effects, in the current challenging environment, these positive effects did not translate into increases in operating income because of continuing price reductions, rising energy costs and the underperformance of the French and British operations.

U.S. Magazine Advertising Pages 2001-2005 (Monthly)
% Change Year-over-Year

Figure 1

2005 AT A GLANCE

        2005 was a year in which Quebecor World faced significant challenges and issues as the Company continued through a transitional period that is needed to achieve its objectives. The Company has also set forth several initiatives that it believes are crucial as it implements its retooling strategy to further improve efficiency, customer service and productivity.

        In 2004, the Company approved a $330 million investment plan calling for newer, wider and more efficient presses for its North American platform. The implementation of this plan began in the second half of 2005 with the start-up of the first five presses. In 2006, the Company intends to install ten additional presses. The deployment of such an extensive plan cannot be accomplished without experiencing certain temporary inefficiencies. Some of these inefficiencies, primarily related to the start-up of new presses and the decommissioning of less productive ones, were encountered in the fourth quarter of 2005, negatively affecting operating income. The Company anticipates that it will continue to experience certain inefficiencies in upcoming quarters as more presses come online. The Company has set up a dedicated task force whose primary objective is to mitigate costs related to the plan.

        On January 18, 2006, the Company announced the completion of a strategic review of its operations in Europe and announced a capital investment program that it believes will improve the platform's competitive position, lower its cost base and provide better service to customers. The program provides for investments up to $250 million, of which $87 million were disbursed in 2005, and involves the purchase of new state-of-the-art technology to be installed in facilities in Belgium, Spain, Austria as well as additional potential investments in the United Kingdom and France. The Company also successfully completed labor negotiations in February 2006 with its employee representatives in the United Kingdom that will quickly bring the facility in line with the market. Finally, similar negotiations are progressing more slowly in France. This could be a lengthy process which might negatively impact the Company's performance. The Company intends to install four presses in Europe in 2006.

Revenue by Print Service–Worldwide ($ millions)
For the quarter and the year ended December 31 (Continuing Operations)

Figure 2

        In addition, the Company disposed of its non-core printing group as discussed in the "Discontinued Operations" section hereafter as well as certain smaller operations in France and North America.

        The current charge for impairment of long-lived assets, restructuring and other charges reflects smaller initiatives undertaken in 2005 and definite plans to eliminate inefficient and idle equipment. As such, a detailed review of activities took place in 2005 at the facility in Corby, United Kingdom. This resulted in the implementation of the first two phases of a workforce reduction plan as well as an impairment charge on long-lived assets as discussed in the "Impairment of Assets and Restructuring Initiatives" section.

        On October 21, 2005, the Company communicated its financial outlook for 2005. Management estimated at that time that earnings per share for the remainder of 2005 would be lower than 2004 and below market expectations. The actual results for the second half of 2005 are below those of the corresponding period in 2004. These results principally reflect the challenging market conditions the Company has faced as well as the temporary inefficiencies related to the installation of new presses as previously discussed.

OUTLOOK 2006

        In 2006, Quebecor World anticipates its operations will continue to be affected by negative pricing pressures and previously announced volume reductions. While the Company has made significant progress in replacing this volume, many of these new agreements only come into force in the later half of 2006 and in 2007. The Company intends to address these challenges by continuing to implement cost containment measures. These measures include retooling plans for North America and Europe, additional restructuring initiatives and decommissioning of older presses resulting in a more efficient manufacturing platform. The Company will also develop projects to help reduce energy consumption. Furthermore, Quebecor World will use its distinct competitive advantages to seek higher margin business. However, as this is a long-term process and as the Company anticipates additional start-up related inefficiencies in upcoming quarters, the full effect of these efforts will be realized over time.

PRESENTATION OF FINANCIAL INFORMATION

        Financial data have been prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). However, certain measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in figures 7 and 8. It is unlikely that these measures could be compared to similar measures presented by other companies.

        The Company's functional currency is the Canadian dollar and its reporting currency is the U.S. dollar.

        The Company's annual reporting period usually lasts 52 weeks. Every five or six years, the annual reporting period lasts 53 weeks, as was the case in 2004. The additional week had an impact on the comparison of the 2005 results with those from 2004 as well as the comparison of 2004 with 2003. The estimated impact on revenues and operating income is $(130) million and $(12) million, respectively, for the fourth quarter of 2005 compared to the same period in 2004. The estimated impact on revenues and operating income is $88 million and $5 million, respectively, for the fourth quarter of 2004, compared to the same period in 2003. The comparative impact varies from one year to the next because of the timing differences related to the beginning and closing of accounting periods, which vary year-over-year.

Impact of Foreign Currency ($ millions)

	Periods ended December 31, 2005
	Three months	Twelve months
Foreign currency favorable (unfavorable) impact on revenues	$(10.8)	$78.8
Foreign currency favorable impact on operating income	$0.7	$3.3

Figure 3

DISCONTINUED OPERATIONS

        Over the years, Quebecor World has strived to build a global printing platform that allows publishers and retailers to print in multiple plants, in various countries, reducing lead-time and distribution costs. The Company's core print services, mainly the printing of magazines, catalogs, retail inserts, books, directories and direct mail, benefit from this platform.

        However, as the Company grew through acquisitions, certain facilities were included in these transactions that do not concentrate on Quebecor World's core print services. As a result, there were approximately a dozen facilities in North America whose primary activities were non-core general commercial printing. These activities consist primarily of short-run, non-contractual work such as annual reports, marketing materials, travel, fashion and automobile brochures and packaging. This market is highly competitive and fragmented with many small local and regional players. Unlike Quebecor World's previously described core business, these activities do not benefit from the advantages and synergies of the Company's global platform. As a result, on May 10, 2005, the Company announced a plan to sell its group of non-core printing facilities in North America (the "non-core Group").

        In the second half of 2005, the Company completed the disposal of all business units of its non-core Group in five separate transactions. These disposals are further discussed in the "Financial Condition, Liquidity and Capital Resources" section. Consequently, the operating results related to these activities have been presented separately in the Company's consolidated financial statements as discontinued operations and comparative figures have been restated to conform to the presentation adopted in 2005 as shown in Note 7 to the Consolidated Financial Statements.

        The results of the non-core Group were significantly impacted in 2005 by a $3 million gain ($12 million loss, net of taxes) on the various disposals of units as well as specific charges related to these facilities and pension curtailment costs.

FINANCIAL REVIEW

        The Company assesses performance based on operating income before impairment of assets, restructuring and other charges, and goodwill impairment charge ("Adjusted EBIT", Figures 7 and 8). The following operating analyses are before impairment of assets, restructuring and other charges, and goodwill impairment charge, except where otherwise indicated. The review focusses only on continuing operations.

        On January 18, 2006, the Company announced the completion of its annual goodwill impairment test. The European reporting unit suffered from poor market conditions throughout 2005, namely continued price erosion and decreased volumes, as well as several production inefficiencies and the loss of an important client. As a result, the Company concluded that the carrying amount of goodwill for the European reporting unit was not fully recoverable and a pre-tax impairment charge of $243 million was taken at December 31, 2005.

FOURTH QUARTER 2005

        Overall, results deteriorated in the fourth quarter of 2005 compared to 2004. The Company suffered from pricing pressures, production inefficiencies related to the start-up of presses in the North American platform and rising energy costs. It should be noted however that the results for the fourth quarter of 2004 included fourteen weeks whereas the corresponding quarter in 2005 includes only thirteen.

        The Company's consolidated revenues for the fourth quarter were $1,664 million, a 9% decrease when compared to $1,823 million for the same period in 2004. Excluding the unfavorable impact of currency translation (Figure 3), revenues were down 8% due mainly to decrease in volumes and continued price pressures in North America and Europe. Excluding the negative impact of the additional week in 2004, volume increased in the fourth quarter of 2005 for the North American segment in general.

        In the fourth quarter of 2005, Adjusted EBIT decreased by 46% to $87 million compared to $161 million in 2004. Operating margin, on the same basis, was 5.3% down from 8.9% in 2004.

        Paper sales, excluding the effect of currency translation, decreased by 3% in the fourth quarter of 2005, compared to the same period in 2004. The decrease for the quarter is mainly due to a decrease in paper sales to customers. Although the variance in paper sales has an impact on revenues, it has little or no impact on operating income because the cost is generally passed on to the customer. Most of the Company's long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

        Cost of sales for the fourth quarter of 2005 decreased by 4% compared to last year, mostly explained by a decrease in sales volume and a decrease in labor costs. Gross profit margin was 16.3% in the fourth quarter of 2005 compared to 20.0% in 2004. Excluding the favorable impact of currency translation, gross profit margin for the quarter decreased to 16.2% compared to 20.0% last year.

        Selling, general and administrative expenses were $103 million compared with $114 million in 2004, a decrease of $11 million. Currency fluctuations did not have a material impact on selling, general and administrative expenses in the fourth quarter of 2005. The savings were mostly explained by workforce reduction, which contributed to the decrease in salaries and benefits. A reduction in bonuses and stock option expenses also contributed to the variance.

        Depreciation and amortization was $73 million compared with $83 million in 2004. Excluding the impact of currency translation, depreciation and amortization decreased by 11% for the fourth quarter of 2005. The expense decreased compared to 2004 as a result of impairment charges on long-lived assets booked in 2005 and 2004.

        Securitization fees totaled $8 million for the fourth quarter of 2005 compared to $6 million for the same period in 2004. The increase for the fourth quarter of 2005 was mainly due to higher market interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company's results.

        During the fourth quarter, the Company continued its restructuring initiatives and recorded an impairment of long-lived assets, restructuring and other charges of $12 million, which included the workforce reduction in North America and Europe and the continuation of prior initiatives. These measures are described in the section "Impairment of Assets and Restructuring Initiatives".

        Financial expenses were $28 million in the fourth quarter of 2005, compared to $31 million in 2004. The variance of $3 million was mainly explained by an increase of interest capitalized to the cost of equipment, and foreign exchange gain partly offset by losses on derivative instruments.

        Income taxes were $10 million in the fourth quarter of 2005 compared to $35 million in 2004. Income taxes before impairment of assets, restructuring and other charges, and goodwill impairment charge, were $22 million in the fourth quarter of 2005 compared to $40 million in 2004. The decrease in income taxes was due to a decrease in profits before taxes in countries with a higher overall tax rate.

        For the fourth quarter ended December 31, 2005, the Company reported a loss per share of $1.64 compared to diluted earnings per share of $0.27 in 2004. These results incorporated impairment of assets, restructuring and other charges, and a goodwill impairment charge of $255 million ($243 million net of taxes) or $1.85 per share compared with $48 million ($44 million net of taxes) or $0.32 per share in 2004. Excluding the effect of impairment of assets, restructuring and other charges and goodwill impairment charge, the fourth quarter of 2005 resulted in diluted earnings per share of $0.21 compared with $0.59 in the same period of 2004.

YEAR 2005

        The Company's consolidated revenues for 2005 were $6,283 million, a 1% decrease when compared to $6,340 million in 2004. Excluding the favorable impact of currency translation (Figure 3) revenues were down 2% due to a decrease in volume and continued pressure on prices in North America and Europe.

        Paper sales, excluding the effect of currency translation, increased by 5% in 2005 when compared to the same period in 2004. The increase is mainly due to the increase in paper sales to customers and the increase in paper prices compared to 2004.

        In 2005, Adjusted EBIT decreased by 24% to $358 million compared to $471 million in 2004. Operating margin, on the same basis, decreased to 5.7% from 7.4% in 2004. The significant decreases in both operating income and margin are due mainly to the decrease in volume and price pressures that were partially offset by cost containment initiatives and headcount reduction.

        Cost of sales in 2005 increased by 2% compared to last year, mostly explained by an increase in paper sales, as described above and an increase in utilities costs during the year that were partly offset by a reduction in labor costs as a result of cost containment initiatives. Gross profit margin was 17.2% in 2005 compared to 19.6% in 2004. Excluding the unfavorable impact of currency translation, gross profit margin for the year was 17.2% compared to 19.6% last year.

Selected Annual Information (Continuing Operations) ($ millions, except per share data)

	Years ended December 31(1)
	2005	2004	2003
Consolidated Results
Revenues	$6,283.3	$6,339.5	$6,048.1
Adjusted EBITDA	688.7	822.2	654.8
Adjusted EBIT	357.5	471.1	306.4
IAROC	94.2	115.6	94.5
Goodwill impairment charge	243.0	—	—
Operating income	20.3	355.5	211.9
Net income (loss) from continuing operations	(148.8)	139.9	(32.7)
Net income (loss)	(162.6)	143.7	(31.4)
Financial Position
Total assets	5,705.6	6,273.8	6,280.8
Total long-term debt and convertible notes	1,855.1	1,950.1	2,009.0
Per Share Data
Earnings (loss)
Basic and Diluted	(1.43)	0.77	(0.51)
Adjusted diluted	0.98	1.45	—
Dividends on preferred shares	1.33	1.26	1.17
Dividends on equity shares	0.56	0.52	0.52

Figure 4

IAROC: Impairment of assets, restructuring and other charges.
Adjusted: Defined as before IAROC and before goodwill impairment charge.
(1) Annual information for 2004 consisted of 53 weeks whereas information for 2003 and 2005 consisted of 52 weeks.

        Selling, general and administrative expenses were $397 million compared to $432 million in 2004, a decrease of $35 million. Excluding the unfavorable impact of currency translation of $7 million, selling, general and administrative expenses were favorable by $42 million in 2005, compared to last year. The savings were explained by workforce reductions, which contributed to the decrease in salaries and benefits. A reduction in bonuses, stock options as well as travel and entertainment expenses also contributed to the variance.

        Securitization fees totaled $24 million compared to $15 million in 2004. The increase was mainly due to high market interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company's results.

        Depreciation and amortization was $304 million in 2005 and $325 million in 2004. Excluding the impact of currency translation, depreciation and amortization decreased by 7% in 2005 as compared to 2004, as a result of impairment charges, on long-lived assets booked in 2005 and 2004.

        The Company continued its restructuring initiatives in 2005 and recorded a net restructuring charge of $94 million, which reflected closure of facilities in North America and Europe, further workforce reductions, and additional impairment of assets in Europe. These measures are described in the section "Impairment of Assets and Restructuring Initiatives".

        Financial expenses were $119 million in 2005, compared to $133 million in 2004. Two elements lowered the 2005 financial expenses: a lower average debt combined with the increase in interest capitalized to the cost of equipment.

        Income taxes were $50 million in the year 2005 compared to $77 million in 2004. Income taxes before impairment of assets, restructuring and other charges and goodwill impairment charge were $70 million in 2005 compared to $102 million in 2004. The decrease is mostly explained by a decrease in profits before tax in countries with higher overall tax rates.

        For the year ended December 31, 2005, the Company reported a loss per share of $1.43 compared to diluted earnings per share of $0.77 in 2004. These results include impairment of assets, restructuring and other charges and a goodwill impairment charge of $337 million ($318 million net of taxes) or $2.41 per share compared with $116 million ($91 million net of taxes) or $0.68 per share in 2004. Excluding the effect of impairment of assets, restructuring and other charges, and goodwill impairment charge, 2005 diluted earnings per share were $0.98 compared with $1.45 in 2004.

YEAR 2004

        The Company's consolidated revenues for 2004 were $6,340 million, a 5% increase when compared to $6,048 million in 2003. Excluding the favorable impact of currency translation and the additional week in 2004, revenues were essentially flat compared to 2003.

        On a full year basis, the Company incurred specific charges that reduced operating income by $15 million for various items including provisions for leases, favorable legal claim settlements, and workers' compensation claims related to closed plants, mainly in North America. In 2003, the Company incurred specific charges that reduced operating income by $74 million, of which $54 million was related to North America, $8 million to Latin America, $6 million to Europe and the balance to other provisions.

Segmented Results of Continuing Operations ($ millions)
Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Three months ended December 31
Revenues	$1,321.7	$1,387.9	$276.7	$376.6	$64.5	$56.2	$1.1	$2.0	$1,664.0	$1,822.7
Adjusted EBITDA	153.6	205.8	10.3	35.5	6.5	0.9	(2.5)	9.7	167.9	251.9
Adjusted EBIT	89.2	137.1	(2.8)	16.5	3.7	(1.8)	(2.8)	9.6	87.3	161.4
IAROC	2.9	11.7	9.0	31.6	—	4.6	—	0.5	11.9	48.4
Goodwill impairment charge	—	—	243.0	—	—	—	—	—	243.0	—
Operating income (loss)	86.3	125.4	(254.8)	(15.1)	3.7	(6.4)	(2.8)	9.1	(167.6)	113.0
Adjusted EBITDA margin	11.6%	14.8%	3.7%	9.4%	10.0%	1.7%			10.1%	13.8%
Adjusted EBIT margin	6.8%	9.9%	(1.0)%	4.4%	5.7%	(3.2)%			5.3%	8.9%
Operating margin	6.5%	9.0%	(92.1)%	(4.0)%	5.7%	(11.4)%			(10.1)%	6.2%
Capital expenditures(1)	$111.5	$24.1	$63.8	$7.2	$1.8	$0.5	$—	$—	$177.1	$31.8
Change in non-cash balances related to operations, cash flow (outflow)(1)	210.0	121.4	(0.9)	42.4	1.0	12.6	(16.4)	(3.3)	193.7	173.1
Years ended December 31
Revenues	$4,881.1	$4,850.3	$1,162.9	$1,297.4	$241.7	$192.4	$(2.4)	$(0.6)	$6,283.3	$6,339.5
Adjusted EBITDA	615.7	690.0	53.5	120.5	23.9	12.3	(4.4)	(0.6)	688.7	822.2
Adjusted EBIT	353.5	421.4	(3.6)	50.1	13.0	1.3	(5.4)	(1.7)	357.5	471.1
IAROC	22.6	68.3	70.9	40.6	0.7	5.7	—	1.0	94.2	115.6
Goodwill impairment charge	—	—	243.0	—	—	—	—	—	243.0	—
Operating income (loss)	330.9	353.1	(317.5)	9.5	12.3	(4.4)	(5.4)	(2.7)	20.3	355.5
Adjusted EBITDA margin	12.6%	14.2%	4.6%	9.3%	9.9%	6.4%			11.0%	13.0%
Adjusted EBIT margin	7.2%	8.7%	(0.3)%	3.9%	5.4%	0.7%			5.7%	7.4%
Operating margin	6.8%	7.3%	(27.3)%	0.7%	5.1%	(2.3)%			0.3%	5.6%
Capital expenditures(1)	$286.4	$106.5	$103.3	$22.2	$4.1	$3.8	$0.2	$0.1	$394.0	$132.6
Change in non-cash balances related to operations, cash flow (outflow)(1)	88.9	(202.0)	(29.1)	1.1	(18.0)	18.0	(27.5)	23.6	14.3	(159.3)

Figure 5

IAROC: Impairment of assets, restructuring and other charges. Adjusted: Defined as before IAROC and before goodwill impairment charge. (1) Including both continued and discontinued operations.

        In 2004, Adjusted EBIT increased by 54% to $471 million compared to $306 million in 2003. Operating margin, on the same basis, increased to 7.4% from 5.1% in 2003. The significant increases in both operating income and margin are due mainly to the increase in volume, cost containment initiatives and headcount reduction, partially offset by price pressures.

        Cost of sales for the full year of 2004 increased by 4% compared to last year, mostly explained by the additional week in 2004. Gross profit margin was 19.6% in 2004 compared to 18.8% in 2003. The 2004 and 2003 cost of sales included specific charges of $5 million and $36 million, respectively. Excluding these specific charges as well as the unfavorable impact of currency translation, gross profit margin for the year was 19.7% compared to 19.4% last year. Despite an increase in sales volume across the platform in 2004, labor decreased by $6 million. Gains on other materials and higher paper prices on scrap paper sales contributed to a reduction in cost of materials by approximately $48 million. These elements were partly offset by operational inefficiencies in certain plants, mainly those involved with installation and transfer of equipment, in the third quarter. Excluding the negative impact of currency translation, these items contributed to improve the gross profit margin for 2004.

        Selling, general and administrative expenses were $432 million compared with $494 million in 2003, a decrease of $62 million. Excluding the specific charges of $9 million in 2004 and $38 million in 2003, as well as the unfavorable impact of currency translation of $15 million, selling, general and administrative expenses were favorable by $48 million in 2004, compared to last year. On a year-to-date basis, the savings were explained by workforce reductions which contributed to the decrease in salaries and benefits as well as travel and entertainment expenses.

        For the year ended December 31, 2004, securitization fees were $15 million compared to $14 million in 2003. Servicing revenues and expenses did not have a significant impact on our results.

        Depreciation and amortization were $325 million in both 2004 and 2003. Excluding the impact of currency translation, depreciation and amortization decreased by 3% in 2004 as compared to 2003.

        The Company continued its restructuring initiatives in 2004 and recorded a net restructuring charge of $116 million, which reflected closure of facilities in North America and Europe, further workforce reductions, and additional impairment of assets across the platform. These measures are described in the section "Impairment of Assets and Restructuring Initiatives".

        Financial expenses were $133 million in 2004, compared to $205 million in 2003. Two non-recurring events affected the 2003 financial expenses. First, the Company redeemed the 8.375% Senior Notes and repurchased 89.6% of the 7.75% Senior Notes which resulted in a $30 million charge on extinguishment of long-term debt in 2003. Furthermore, the financial expenses for 2003 included a $5 million exchange loss on the currency translation adjustment due to the reduction of a net investment in Latin America. Excluding these two events, financial expenses were down by $37 million in 2004 compared to 2003. Part of the decrease is a direct effect of the above-mentioned repurchase and redemption of Senior Notes. A lower average debt mainly explained the rest of the reduction in 2004 combined with reduced losses on foreign exchange compared with 2003.

        Income taxes were $77 million in 2004 compared to $37 million in 2003. Income taxes before impairment of assets, restructuring and other charges were $102 million in 2004 compared to $63 million in 2003. The 2003 income taxes before impairment of assets, restructuring and other charges included two non-recurring items which occurred in 2003; an unfavorable adjustment of the average tax rate applied on cumulative temporary differences within different states in the United States for $28 million and an additional charge of $25 million reflecting the Company's revised expectation of tax asset recovery and liabilities from prior years. When excluding these items, income taxes before impairment of assets, restructuring and other charges increased in the year 2004. The increase in income taxes was due to an increase in profits before taxes in countries with a higher overall tax rate and as a result of valuation allowances recorded on certain tax assets.

        For the year ended December 31, 2004, the Company reported a diluted earnings per share of $0.77 compared to a loss per share of $0.51 in 2003. These results incorporated impairment of assets, restructuring and other charges of $116 million ($91 million net of taxes) or $ 0.68 per share compared with $94 million ($69 million net of taxes) or $0.51 per share in 2003. Excluding the effect of impairment of assets, restructuring and other charges, 2004 diluted earnings per share were $1.45 compared to nil in 2003.

        In 2003, a series of non-recurring items, such as a $30 million charge on extinguishment of long-term debt, a $5 million loss from currency translation adjustment and the combined effect on the income tax expense of the items described above ($53 million), reduced earnings per share by $0.56.

SEGMENT REVIEW

        The following is a review of activities by segment. The operating analysis is before impairment of assets, restructuring and other charges, and before goodwill impairment charge. Also, the review focuses only on continuing operations.

NORTH AMERICA

        North American revenues for the fourth quarter of 2005 were $1,322 million, down 5% from $1,388 million in 2004. On a full year basis, revenues increased 1% to $4,881 million in 2005 from $4,850 million in 2004. Excluding the effect of currency translation and the impact of paper sales, revenues decreased by 5% in the fourth quarter and 2% on a year-to-date basis compared to 2004. As mentioned in the "Overview" section, the additional week in 2004 had an impact on comparative figures. This impact is reflected most significantly in the results of the North American segment and explained a portion of the decrease in revenues, operating income and volume in all business groups. Although the extra week impacted the entire North American platform in the fourth quarter, if its effects are discounted, the Catalog, Retail, Direct, Book and Canada groups would have registered volume increases.

        Operating income and margin decreased compared to 2004 for both the quarter and the full year. This was a result of the challenging market conditions impacting most of the North American business groups with continued price erosion, rising energy costs as well as temporary inefficiencies related to installation and start-up of new presses related to the retooling plan.

Revenue by Business Group ($ millions)
For the quarter and the year ended December 31 (Continuing Operations)

Figure 6

        Selling, general and administrative expenses decreased across the North American platform in 2005 compared to 2004, mainly due to savings from facility closures, cost-containment initiatives and corporate headcount reductions, mostly in 2004. Year-over-year headcount was reduced in North America by 484 employees, or approximately 2%.

        The following is a review of the North American activities by business group. The North American segment is made up of the following business groups: Magazine & Direct, Retail, Catalog, Book & Directory, Canada and Other Revenues. (Figure 6)

Magazine & Direct

        Magazine & Direct revenues for the fourth quarter of 2005 were $311 million, down 5% from $330 million in 2004. On a full year basis, revenues decreased by 2% to $1,192 million in 2005, from $1,213 million in 2004, despite a 2% increase in paper sales, mainly in the Magazine group.

        Prices were down in the Magazine group for the fourth quarter and were down year-to-date for both Magazine & Direct compared to 2004. Volume for the Magazine group was down 9% for the quarter and 5% year-to-date, due to the absence of the 53rd week, the non-renewal of one customer and reduced volume from another. In the Direct group, volume decreased by 6% for the quarter and 1% year-to-date, essentially explained by the 53rd week in 2004. However, coupled with declining pricing, this market suffered from mergers in the banking and the telecom sectors resulting in less demand.

        As part of the ongoing retooling plan to improve operational efficiencies, new presses are being installed in five facilities for magazine customers. Two of them were operating in the fourth quarter of 2005. This process resulted in certain inefficiencies from the preparation, installation and the start-up of the new equipment, which negatively affected the results.

        Over the year and despite the challenging market, the Magazine group continued to secure market share by extending current contracts and increasing volume for customers by signing multi-year agreements of more than a billion dollars. Customers include Time, Primedia, Wenner Media, Morris Communications, Disney/ESPN and Ascend Media.

Retail

        Retail revenues for the fourth quarter of 2005 were $236 million, down 3% from $244 million in 2004. On a full year basis, revenues increased by 5% to $850 million in 2005, from $813 million in 2004, essentially explained by increased paper sales.

        Volume remained stable for the quarter and increased by 5% on a year-to-date basis. The increased volume is explained by new gains as well as additional volume from existing customers such as: Sports Authority, Wal-Mart, Big 5 Sporting Goods, Walgreen and Best Buy. Volume increased also because of the addition of the offset printing facility in Pittsburg, California. However, this increase has been partially offset by the negative impact of lower priced work for both the quarter and the full year compared to 2004. While selected customers are opting for increased versioning in their retail campaigns, Quebecor World's coast-to-coast dual processes platforms (gravure/offset) is uniquely positioned to fulfill their needs.

Catalog

        Catalog revenues for the fourth quarter of 2005 were $186 million, down 3% from $192 million in 2004. On a full-year basis, revenues decreased by 1% to $666 million in 2005, from $672 million in 2004.

        Volume was down 6% for the quarter and 1% for the full year. Price erosion continued for both the quarter and the full-year resulting in decreased operating margins compared to last year. As part of the ongoing retooling plan to improve efficiencies, a new 64-page press has been installed in the Catalog platform in the fourth quarter of 2005 and experienced some start-up inefficiencies, which also contributed to the lower operating margins.

        The Catalog group is continuing to secure market share by extending current contracts and winning new customers such as: Bass Pro Shops, School Specialty and Brookstone.

Book & Directory

        Book & Directory revenues for the fourth quarter of 2005 were $223 million, down 13% from $257 million in 2004. On a full-year basis, revenues decreased by 5% to $889 million in 2005, from $932 million in 2004. The decrease in revenue in the fourth quarter and for the full year was due mainly to the volume shortfalls and price erosion in both the Book and Directory groups compared to the same periods in 2004. Volume decreased in the fourth quarter of 2005 by 6% in the Book group and by 16% in the Directory group. On a full-year basis, volume decreased by 3% in the Book group and 7% in the Directory group. The volume shortfall in Directory is due to lower volumes from two customers.

        The Book group has continued to enhance its position by increasing competitive efficiencies with the addition of 64-page presses at two facilities that were in operation in the fourth quarter of 2005. Also, the Directory group has signed two new multi-year contracts with Yellow Book USA and DEX Media. The Company currently anticipates that this additional volume will significantly increase its market share in the directory business beginning in 2007.

Canada

        The Canadian business group operates mainly in the Retail, Magazine & Direct, Catalog and Directory markets. Canadian revenues for the fourth quarter of 2005 were $261 million, essentially flat compared to 2004. On a full-year basis, revenues increased by 7% to $912 million in 2005, from $852 million in 2004. Excluding the favorable impact of currency translation and paper sales, revenues decreased by 3% for the quarter and 1% for the full year compared to 2004. Volume decreased by 7% in the fourth quarter and 1% for the full year compared to the same periods in 2004. Magazine volume decreased in the fourth quarter and year-to-date, both partly offset by an increase in Retail and Catalog across the platform. Market conditions remained extremely competitive as reflected in the pricing.

        In August 2005, Quebecor Inc. announced a major investment that will include a new print facility in Islington, Ontario to be operated by a new entity co-owned by Quebecor Media (another subsidiary of the parent company) and Quebecor World, serving both of their customers. The new entity will print newspapers for Quebecor Media in Ontario as well as Quebecor World's print contracts for its North American customers, including some of the larger directory publishers.

Other Revenue

        Other sources of revenue in North America include Quebecor World Premedia and Logistics.

        Premedia revenues for the fourth quarter were $15 million, down 6% from $16 million in 2004. On a full-year basis, revenues were $58 million in 2005, down 11% from $66 million in 2004. The decrease in revenue for the fourth quarter compared to 2004 was due to a 12% decrease in volume partly offset by an increase in price, essentially due to product mix. On a full-year basis, volume decreased by 7% year-over-year and changes in type of prepress work and the price erosion earlier in the year caused a negative impact on revenue. The economic environment has led customers to continue looking for ways to reduce their costs by putting pressure on reducing prices, re-using previously captured images and taking more of the prepress production in-house.

        Logistics revenues for the fourth quarter were $93 million, up 4% from $89 million in 2004. On a full year basis, revenues were $321 million in 2005, up 4% from $309 million in 2004. The increase in revenue was due mainly to higher retail commodity shipments in both the fourth quarter and the full year. However, gross profit margins decreased in the fourth quarter and year-to-date due to more unscheduled truck shipments for time-sensitive products, higher operating costs due to effects of hurricanes in the Gulf Coast and higher fuel prices.

EUROPE

        The European business group operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the fourth quarter of 2005 were $277 million, down 27% from $377 million in 2004. On a full-year basis, revenues were $1,163 million, down 10% from $1,297 million in 2004. Excluding the impact of currency translation and paper sales, revenues were down 16% for the fourth quarter and 9% for the full year compared to the same periods last year. Overall volume decreased by 23% in the fourth quarter and 13% year-to-date mainly explained by the Magazine and the Retail markets in France and the wind-down of an important contract not renewed at the Corby, United Kingdom facility. Price erosion continued to have a negative impact on the European results throughout the year. During the year 2005, the Company sold investments in some facilities in France, which also contributed to the decrease in revenues when compared to year 2004.

         Operating income and margin for the European segment were negative for the fourth quarter and the full year and represented a significant decrease compared to the same periods in 2004. The negative operating results were in part due to the loss of the contract at the Corby facility. Volumes related to this contract began to decrease in the first half of 2005 and the contract was terminated at the end of May. The facility has been able to replace some of the lost volume, but at lower margins. France also reported negative operating results for both the fourth quarter and the full year of 2005 compared to the same periods last year. The decrease in volume combined with various workforce related inefficiencies and the continued price pressure negatively affected the French results. The less productive assets, mainly in France, have also contributed to poor operating results. However, operating income and margin increased in Spain and Austria for the year 2005 compared to 2004.

        The Company recently completed a strategic review of its operations in the whole platform and announced a capital investment program of approximately $250 million. Europe is an important element in the Company's global service offering and it is expected that this program will improve the platform's competitive position, lower its cost base and allow the Company to provide better service to customers. The program will affect selected European operations and involves the purchase of new state-of-the-art equipment to be installed in facilities in Belgium, Spain, Austria as well as additional potential investments in the United Kingdom and France. The Company also successfully completed labor negotiations in February 2006 with its employee representatives in the United Kingdom that will quickly bring the facility in line with the market. Finally, similar negotiations are progressing more slowly in France. This could be a lengthy process which might negatively impact the Company's performance.

        Selling, general and administrative expenses, when excluding the effect of currency translation, decreased in the fourth quarter and the full year of 2005 compared to the same periods in 2004 as a result of headcount reductions. Year-over-year headcount decreased by 790 employees or approximately 14% mostly in the United Kingdom, Sweden and France.

LATIN AMERICA

        Latin America operates mainly in the Book, Directory, Magazine, and Retail markets. Latin America's revenues for the fourth quarter of 2005 were $65 million, up 15% from $56 million in 2004. On a full-year basis, revenues were $242 million in 2005, up 26% from $192 million in 2004. Excluding the favorable impact of currency translation and paper sales, revenues increased by 6% for both the fourth quarter and the full year compared to 2004. Overall volume increased by 3% for the quarter compared to the same period last year explained by increased directory volume in the Recife, Brazil and Mexico facilities. On a full-year basis, volume increased by 5% reflecting strengthened local economies, which led to general increases in all markets coupled with the increased volume of cross selling efforts with the North American and European segments. During the third quarter of 2004, the Company had embarked on an initiative to more closely link the Latin American Book and Directory facilities with its North American counterparts to expand the capacity and capabilities to its overall customer base. This initiative has continued through the fourth quarter of 2005.

        For both the fourth quarter and the full year, prices, expressed in local currency, remained essentially stable with the exception of Argentina which increased significantly as a result of a recovering economy in that country. Operating income and margin increased in the fourth quarter compared to the same period last year, mainly due to increased prices and cost saving initiatives. On a year-to-date basis, operating income and margin increased due to higher volume and operational efficiencies.

        Selling, general and administrative expenses, when excluding the effect of currency translation, decreased in the fourth quarter and for the full year of 2005 compared to the same periods in 2004, due mainly to savings from cost containment initiatives and headcount reductions. Year-over-year headcount was reduced by 84 employees, or approximately 4%.

Reconciliation of non GAAP measures ($ millions)

	Years ended December 31
	2005	2004	2003
Operating Income from Continuing Operations
Operating income ("EBIT")	$20.3	$355.5	$211.9
Impairment of assets, restructuring and other charges ("IAROC")	94.2	115.6	94.5
Goodwill impairment charge	243.0	—	—

Adjusted EBIT	$357.5	$471.1	$306.4

EBIT	$20.3	$355.5	$211.9
Depreciation of property, plant and equipment(1)	308.1	334.5	333.2
Amortization of deferred charges(1)	27.3	27.0	26.2
Less depreciation and amortization from discontinued operations(2)	(4.2)	(10.4)	(11.0)

Operating income before depreciation and amortization ("EBITDA")	$351.5	$706.6	$560.3
IAROC	94.2	115.6	94.5
Goodwill impairment charge	243.0	—	—

Adjusted EBITDA	$688.7	$822.2	$654.8

Earnings (loss) per share from Continuing Operations
Net income (loss) from Continuing Operations	$(148.8)	$139.9	$(32.7)
IAROC (net of income taxes of $8.2 million in 2005,
$24.8 million in 2004 and $25.7 million in 2003)	86.0	90.8	68.8
Goodwill impairment charge (net of income taxes of $10.9 million in 2005)	232.1	—	—

Adjusted net income from continuing operations	$169.3	$230.7	$36.1
Net income available to holders of preferred shares	39.6	37.5	36.5

Adjusted net income from continuing operations available to holders of equity shares	$129.7	$193.2	$(0.4)
Diluted average number of equity shares outstanding (in millions)	131.8	132.6	136.0
Earnings (loss) per share from continuing operations
Diluted	$(1.43)	$0.77	$(0.51)
Adjusted diluted	$0.98	$1.45	$—

Free Cash Flow
Cash provided by operating activities	$469.5	$487.8	$461.3
Dividends on preferred shares	(39.6)	(38.8)	(37.7)
Additions to property, plant and equipment	(394.0)	(132.6)	(243.1)
Net proceeds from disposal of assets	16.4	3.0	2.8
Proceeds from business disposals	66.9	—	—

Free cash flow	$119.2	$319.4	$183.3

Book value per share
Shareholders' equity	$2,250.6	$2,612.6	$2,503.4
Preferred shares	(456.6)	(456.6)	(456.6)

	$1,794.0	$2,156.0	$2,046.8
Ending number of equity shares (in millions)	131.0	132.6	132.0

Book value per share	$13.69	$16.26	$15.51

Figure 7

Adjusted: Defined as before IAROC and before goodwill impairment charge
(1) As reported in the Consolidated Statements of Cash Flows
(2) As reported in Note 7 "Discontinued Operations and Other Disposals"

Reconciliation of non GAAP measures ($ millions)

	Years ended December 31
	2005	2004	2003
Debt-to-capitalization
Bank indebtedness	$—	$—	$1.3
Current portion of long-term debt and convertible notes	7.7	11.7	23.9
Long-term debt	1,731.9	1,825.8	1,874.4
Convertible notes	115.5	112.6	110.7

Total debt	$1,855.1	$1,950.1	$2,010.3
Minority interest	0.6	8.3	24.7
Shareholders' equity	2,250.6	2,612.6	2,503.4

Capitalization	$4,106.3	$4,571.0	$4,538.4

Debt-to-capitalization	45:55	43:57	44:56

Total Debt and Accounts Receivable Securitization
Bank indebtedness	$—	$—	$1.3
Current portion of long-term debt and convertible notes	7.7	11.7	23.9
Long-term debt	1,731.9	1,825.8	1,874.4
Convertible notes	115.5	112.6	110.7

Total debt	$1,855.1	$1,950.1	$2,010.3
Accounts receivable securitization	692.8	785.5	766.6

Total debt and accounts receivable securitization	$2,547.9	$2,735.6	$2,776.9
Minority interest	0.6	8.3	24.7
Shareholders' equity	2,250.6	2,612.6	2,503.4

Capitalization, including securitization	$4,799.1	$5,356.5	$5,305.0

Debt-to-capitalization, including securitization	53:47	51:49	52:48

Coverage Ratios from Continuing Operations
Adjusted EBITDA	$688.7	$822.2	$654.8
Financial expenses	$119.0	$133.1	$204.5
Loss on extinguishment of long-term debt	—	(2.0)	(30.2)

Financial expenses adjusted — Last 12 months	$119.0	$131.1	$174.3

Interest coverage ratio (times)	5.8	6.3	3.8
Total debt	$1,855.1	$1,950.1	$2,010.3

Debt-to-Adjusted-EBITDA ratio (times)	2.7	2.4	3.1

Figure 7

Reconciliation of non GAAP measures ($ millions)

	Three months ended December 31
	2005	2004
Operating Income from Continuing Operations
Operating income ("EBIT")	$(167.6)	$113.0
Impairment of assets, restructuring and other charges ("IAROC")	11.9	48.4
Goodwill impairment charge	243.0	—

Adjusted EBIT	$87.3	$161.4

EBIT	$(167.6)	$113.0
Depreciation of property, plant and equipment(1)	73.2	85.8
Amortization of deferred charges(1)	7.4	7.6
Less depreciation and amortization from discontinued operations	—	(2.9)

Operating income before depreciation and amortization ("EBITDA")	$(87.0)	$203.5
IAROC	11.9	48.4
Goodwill impairment charge	243.0	—

Adjusted EBITDA	$167.9	$251.9

Earnings (loss) per share from Continuing Operations
Net income (loss) from Continuing Operations	$(205.0)	$46.3
IAROC (net of income taxes of $1.0 million in 2005 and $4.7 million in 2004)	10.9	43.7
Goodwill impairment charge (net of income taxes of $10.9 million in 2005)	232.1	—

Adjusted net income from continuing operations	$38.0	$90.0
Net income available to holders of preferred shares	10.2	10.3

Adjusted net income from continuing operations available to holders of equity shares	$27.8	$79.7
Diluted average number of equity shares outstanding (in millions)	131.0	132.7
Earnings (loss) per share from continuing operations
Diluted	$(1.64)	$0.27
Adjusted diluted	$0.21	$0.59

Free Cash Flow
Cash provided by operating activities	$278.3	$380.9
Dividends on preferred shares	(12.6)	(12.7)
Additions to property, plant and equipment	(177.1)	(31.8)
Net proceeds from disposal of assets	6.9	1.3
Proceeds from business disposals	62.7	—

Free cash flow	$158.2	$337.7

Figure 8

Adjusted: Defined as before IAROC and before goodwill impairment charge (1) As reported in the Consolidated Statements of Cash Flows

Selected Quarterly Financial Data (Continuing Operations) (in millions of dollars, except per share data)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results
Revenues	$1,664.0	$1,577.2	$1,491.1	$1,551.0	$1,822.7	$1,569.6	$1,471.6	$1,475.6
Adjusted EBITDA	167.9	178.7	167.4	174.7	251.9	197.4	193.4	179.5
Adjusted EBIT	87.3	97.2	84.4	88.6	161.4	112.3	104.5	92.9
IAROC	11.9	17.2	31.8	33.3	48.4	12.8	50.2	4.2
Goodwill impairment charge	243.0	—	—	—	—	—	—	—
Operating income (loss)	(167.6)	80.0	52.6	55.3	113.0	99.5	54.3	88.7
Net income (loss)	(205.0)	30.9	9.5	15.8	46.3	45.8	15.1	32.7

Per Share Data
Earnings (loss)
Diluted	$(1.64)	$0.16	$—	$0.05	$0.27	$0.28	$0.05	$0.18
Adjusted diluted	$0.21	$0.28	$0.22	$0.27	$0.59	$0.35	$0.30	$0.20
Dividends on equity shares	$0.14	$0.14	$0.14	$0.14	$0.13	$0.13	$0.13	$0.13

Adjusted: Defined as before IAROC and before goodwill impairment charge
IAROC: Impairment of assets, restructuring and other charges

QUARTERLY TRENDS

Revenue

        Due to the seasonality of the printing business (higher volumes in the third and fourth quarters), an analysis of the consecutive quarters is not a true measurement of the revenue trend. In the first quarter of 2004, there was an increase in volume, but there was a continuing overcapacity in the printing industry and pricing pressures which negatively affected revenue. This trend continued through the remaining three quarters of 2004, while currency translation continued to have a positive impact on revenue in each of the quarters in 2004. Revenue increased in the first three quarters of 2005 due mainly to a favorable impact on currency translation and a higher volume of paper sold to customers. However, continued pricing pressures across the platform adversely affected revenues in all four quarters, and volume decreases were particularly felt in the North American platform, the British and the French operations.

Operating income before impairment of assets, restructuring and other charges

        The first quarter of 2004 showed improved results attributed to the positive impact of the cost reduction efforts initiated in 2003 and the reduction in force. This positive trend continued through the next three quarters of 2004 but was partly offset by increased fringe benefits (including healthcare and pension), increased freight costs due to higher fuel prices and new government regulations on hours of service. Moreover, the third quarter of 2004 was negatively impacted by operational inefficiencies mainly at plants involved in the installation and transfer of equipment.

        Operating income before impairment of assets, restructuring and other charges decreased in all four quarters of 2005 compared to the same periods in 2004. The positive effects on restructuring initiatives did not translate into an increase of operating income because of the continuing price reductions, rising energy costs and the underperformance of the French and British operations.

        Operating income was affected in the fourth quarter of 2005 by a $243 million goodwill impairment charge as well as operational inefficiencies mainly at plants involved in the installation of new equipment.

Impairment of assets, restructuring and other charges

        Impairment of assets, restructuring and other charges have been a major focus of the Company's cost reduction initiatives undertaken during the previous years that involved a reduction in force, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company's long-term cost structure and will improve efficiency across the platform.

        In the first quarter of 2004, the Company continued the initiatives undertaken in 2003 with $4 million of restructuring and other charges. In the second quarter of 2004, the Company recorded a $50 million impairment of assets and restructuring charge, which reflected the closing of a facility, the downsizing of another facility in North America, and the continued reduction in force across all platforms. In the third quarter of 2004, the Company announced the reorganization of its Nordic Gravure platform and the closing of the Stockholm facility by the end of 2004. The Company also recorded additional impairment of assets, restructuring and other charges of $13 million. In the fourth quarter of 2004, the Company recorded $35 million of impairment of assets and $13 million in restructuring charges. In the first quarter of 2005 the Company took a $33 million charge mainly related to the impairment of long-lived assets and accelerated depreciation. For the second quarter of 2005, the Company booked a $32 million charge, approximately half of which was for impairment of assets and accelerated depreciation. The other half related to restructuring initiatives. In the third quarter of 2005, there was a $17 million charge for new impairment of assets, accelerated depreciation, restructuring and other charges. Finally, in the fourth quarter of 2005, the Company recorded a $12 million charge, of which $5 million was related to the impairment of long-lived assets and accelerated depreciation. The impairments and restructuring initiatives and accelerated depreciation in the four quarters of 2005 were related to European operations, mainly in France and the United Kingdom.

Net income

        Net income was primarily affected by the negative impact of the difficult economic environment which more than offset the benefit from restructuring and cost containment initiatives mentioned above. In addition, unusual items impacting financial expenses and income taxes also affected the net income for specific quarters. Through the year 2004, financial expenses decreased mainly due to the favorable impact of the 2003 fourth quarter refinancing of long-term debt combined with a lower average debt compared to the previous year. Net income in all four quarters of 2005 was negatively affected by overall pricing erosion, the underperforming French operations as well as volume reductions in the United Kingdom and certain business groups in the North American platform.

Figure 9

CRITICAL ACCOUNTING ESTIMATES

        The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure with respect to contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The Ontario Securities Commission defines critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a Company's financial condition or results of operations.

        Based on this definition, the Company has identified the following critical accounting estimates:

REVENUE RECOGNITION

        When the criteria for revenue recognition have been met, the Company recognizes revenue using the percentage of completion method over the contract term on the basis of production and service activity at the pro rata billing value of work completed. The method used when such progress needs to be measured reflects the output achieved. For example, one method is based on unit production for each of the significant production processes where each of these units is attributed a certain profit calculated by stage of production. Other methods used may be based on the hours of labor recorded or the costs incurred when these measures provide a better reflection of true output of the project. Sales revenues that do not meet the criteria for percentage of completion recognition are recorded when the performance of the agreed services is achieved. Provisions for estimated losses on contracts, if any, are recognized in the period in which the loss is determined based on analyses of cost recovery as compared to the contract value.

        For services that are sold together, certain components of multiple service arrangements (such as pre-media, commercial impression and delivery) are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Where the criteria for recognition as a multiple element arrangement are met, the total contract value is allocated to each element based on their relative fair values. Where criteria are not met, it is recognized as a single unit of accounting according to the revenue recognition criteria stated above.

GOODWILL

        Goodwill is not amortized but tested for impairment annually or more frequently if events or changes in circumstances indicate a possible impairment. The Company compares the reporting unit's carrying value to its market value determined through a discounted cash flow analysis. In preparing discounted cash flows, the Company uses its judgment in estimating future profitability, growth, capital spending and discount rate. As an additional overall check on the reasonableness of the fair value attributed to reporting units, the Company performs a market comparable companies analysis, which takes into consideration 1) valuation multiples of comparable public companies to which a control premium is applied and 2) publicly-known acquisition multiples of recent transactions in the industry. If the carrying value of the reporting unit exceeds the market value the Company would then evaluate the impairment loss by comparing the fair value of the goodwill to its carrying amount.

        Based on the results of the latest impairment test performed, the Company recorded a $243 million goodwill impairment charge for its European reporting unit. Management will continue to remain alert for any indicators that the fair value of a reporting unit could be below book value and will assess goodwill for impairment as appropriate.

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

        An impairment is recognized when the carrying amount of a long-lived asset is not fully recoverable and exceeds its fair value. A long-lived asset, or group of assets is considered unrecoverable when its carrying value exceeds the estimated undiscounted future cash flows directly associated with it. The Company estimates future cash flows based on historical and budgeted performance as well as assumptions on future economic environment, pricing and volume and in some cases alternative use for assets being reviewed. The fair value measurement is determined based on market prices when available, or on the discounted cash flow approach.

        Different events occurred throughout 2005 that indicated that the carrying amounts of groups of assets might not be recoverable. First, the Company undertook new restructuring initiatives in 2005 and others were approved that will be implemented in coming years, triggering recoverability tests for plants involved in these initiatives. Furthermore, the financial results for the European segment in general were significantly lower than forecast also triggering recoverability tests, mostly for plants located in France and in the United Kingdom. Finally, events or changes in circumstances specific to certain plants across the platform triggered recoverability tests.

        An impairment test was then performed in cases where the recoverability tests indicated that projected undiscounted future cash flows were not sufficient to recover the carrying value of the group of assets being tested. Consequently, a $5 million impairment charge was recorded in the fourth quarter of 2005 and a total impairment charge of $54 million was recorded for 2005.

        Management concluded that at December 31, 2005, no further impairment charges were required other than those discussed above. The Company continues to monitor groups of assets to identify any new events or changes in circumstances that could indicate that their carrying values are not recoverable. Should any such situation be identified or in the event that actual results differ from management's estimates, an additional impairment charge could be necessary.

PENSION AND POSTRETIREMENT BENEFITS

        The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years or more frequently where required by law. Plan assets are measured at fair value and consist of equity securities, corporate and government fixed income securities and cash or cash equivalents. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase and the health care cost trend rate (Figure 10).

        The discount rate assumption used to calculate the present value of the plans' projected benefit payments was determined using a measurement date of September 30, 2005 and based on yields of long-term high-quality fixed income investments.

        The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of historical performance analyses and forward looking views of the financial markets. The targeted asset allocation of the plans is approximately 65% for equity and 35% for fixed income securities and cash.

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

Weighted average assumptions used in
the measurement of the Company's pension benefits

	2005	2004
Accrued benefit obligation as of December 31:
Discount rate	5.4%	6.0%
Rate of compensation increase	3.4%	3.4%
Benefit costs for year ended December 31:
Discount rate	6.0%	6.0%
Expected return on plan assets	7.6%	7.8%
Rate of compensation increase	3.4%	3.5%

        Figure 10

HEALTH CARE COSTS

        The Company provides health care benefits to employees in North America and covers approximately 75% of the costs under these employee health care plans. The Company actively manages its health care spendings with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Health care costs and liabilities are estimated with the help of actuaries. Health care costs continued to increase in 2005. However, due to a change in the workforce combined with changes in plan design, the Company's healthcare costs increase has been kept to a minimum. Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year's liability.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

        The Company maintains an allowance for doubtful accounts for expected losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness and historical collection experience. In addition, the Company maintains an allowance to cover a fixed percentage of all accounts for customers who have filed for bankruptcy protection under Chapter 11 and other critical accounts. These accounts may take several years before a settlement is reached. The allowance is reassessed on a quarterly basis.

INCOME TAXES

        Management believes that it has adequately provided for income taxes based on all of the information that is currently available.

        The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company's consolidated statements. In determining its provision for income taxes, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. Income tax assets and liabilities, both current and future, are measured according to enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The Company regularly reviews the recognized and unrecognized future income tax assets to determine if a valuation allowance is required or needs to be adjusted. The Company's future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates, assumptions and judgments in assessing the potential for future recoverability, while at the same time considering past experience. If these estimates, assumptions or judgments change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company's tax legislation interpretations could differ from those of tax authorities and our tax filings are subject to Government audits, which both could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense.

        In addition, the Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.

WORKER'S COMPENSATION

        U.S. worker's compensation claims tend to be relatively low in value on a case-by-case basis, and the Company self-insures against the majority of such claims.

        The liability provision of such self-insurance is estimated based on reserves for claims that are established by an independent administrator and the provision is adjusted annually to reflect the estimated future development of the claims using Company specific factors provided by its actuaries. The adjustment is recorded in income or expense.

        While the Company believes that the assumptions used are appropriate, in the event that actual outcome differs from management's estimates, the provision for U.S. worker's compensation costs may be adjusted.

        The Company also maintains third-party insurance coverage against U.S. worker's compensation claims which could be unusually large in nature as discussed in the risks and uncertainties section hereafter.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

        One of the measures the Company uses to evaluate its liquidity is free cash flow as described in figures 7 and 8. Free cash flow reflects cash flow available for business acquisitions, dividends on equity shares, repayments of long-term debt and repurchases of equity securities. In 2005, free cash flow was $119 million, compared to $319 million in 2004. The decrease in free cash flow was due mainly to a significant increase in capital expenditures in 2005 compared to 2004 and a reduction in accounts receivable securitization, which were partly offset by proceeds from business disposals of $67 million. This trend is expected to continue through 2006 as the Company implements its retooling plans.

OPERATING ACTIVITIES

        Cash flow from operating activities was $470 million in 2005, compared to $488 million in 2004. The decrease was mainly attributable to lower EBITDA in 2005. The deficiency in working capital was $59 million in 2005, compared to $35 million in 2004. The change is due mainly to a decrease in inventories and income tax receivables that were partly offset by a decrease in trade payables and accrued liabilities as well as an increase in trade receivables. The Company manages its trade payables in order to take advantage of prompt payment discounts. Also, the Company maximizes the use of its accounts receivable securitization program, since the cost of these programs is relatively low compared to that of the credit facility. The amount of trade receivables under securitization varies from month to month, based on the previous month's volume (for example, December securitization is based on receivables at the end of November).

FINANCING ACTIVITIES

        The Company is subject to certain financial covenants in some of its major financing agreements. The key financial ratios are the interest coverage ratio, the debt-to-Adjusted-EBITDA ratio, and the debt-to-capitalization ratio. As at December 31, 2005, the Company is in compliance with all significant debt covenants.

        The Company maintains a $1 billion revolving bank facility for general corporate purposes. In December 2005, the Company extended this facility until January 2009. The facility is composed of three tranches, which can be extended on a yearly basis. A total of $750 million is available to both the Company and its U.S. subsidiary and $250 million is available to the U.S. subsidiary only. All tranches are cross-guaranteed by the Company and the U.S. subsidiary.

        The Company's 7.20% Senior Notes for a principal amount of $250 million will mature in March 28, 2006. On March 6, 2006, the Company issued a private offering of $450 million aggregate principal amount of 8.75% Senior Notes due March 15, 2016, which were issued at par. The net proceeds from the issuance of the 8.75% Senior Notes amount to approximately $442.2 million and will be used to repay in full the 7.20% Senior Notes and the balance will be used for general corporate purposes, including the reduction of other indebtedness. The 7.20% Senior Notes have not been included in the current portion of long-term debt.

        On January 16, 2006, the Company announced it had concluded an agreement with Société Générale for the Canadian dollar equivalent of a 136 million Euros ($160 million) long-term committed credit facility relating to purchases of MAN Roland presses as part of the North American retooling program. The unsecured facility will be drawn over the course of the next 25 months and will be repaid over the next 10 years.

        The Company's Series 4 Redeemable First Preferred Shares are redeemable at its option on and after March 15, 2006. The Company announced on March 15, 2006 that, in accordance with provisions applicable to these shares, the 8 000 000 Series 4 Preferred Shares will be redeemed on April 18, 2006 at Cdn $25.2185 per share. This price represents Cdn $25.00 per share (for a total amount of Cdn $200 million ($173 million)) plus accrued dividends of Cdn $0.2185, accruing as of and from March 1,2006. The Company currently intends to redeem these shares using its revolving bank facility. As at December 31, 2005, the unused portion of bank facility was $782 million.

        On May 13, 2005, the Company commenced a normal course issuer bid for a maximum of 7,300,000 Subordinate Voting Shares, which represented approximately 10% of the public float for the Subordinate Voting Shares at the time of the announcement. The Company has not repurchased any Subordinate Voting Shares since August 12, 2005 and does not have the intention of repurchasing any in the coming months. However, under the terms of the program, any purchases that would be made would be at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange. The program expires on May 12, 2006. For the year 2005, the Company repurchased 2,438,500 shares at an average price of Cdn$23.85 for a net cash consideration of Cdn$58.2 million ($46.6 million). The excess of the price paid over the book value of the shares repurchased was $9.8 million and was charged to retained earnings in 2005. Purchases were funded using the Company's revolving bank facility.

        On January 18, 2006, the Company announced that in light of the current capital spending program, the Board of Directors approved a reduction of the quarterly dividend on the Multiple Voting Shares and Subordinate Voting Shares to $0.10 per share from $0.14 per share. This will lower dividend payments by $21 million per year. Dividends paid to shareholders of Multiple Voting Shares and Subordinate Voting Shares totalled $0.56 per share in 2005 and $0.52 per share in each of 2004 and 2003.

        The Company paid dividends of Cdn$1.54 per share on the First Preferred Shares, Series 3 in 2005, 2004 and 2003. The Company paid dividends of Cdn$1.69 per share on the First Preferred Shares, Series 4 in 2005, 2004 and 2003 and Cdn$1.73 per share on the First Preferred Shares, Series 5, in 2005, 2004 and 2003.

INVESTING ACTIVITIES

Capital Expenditures

        In the fourth quarter, the Company invested $177 million in capital projects compared to $32 million in 2004. On a year-to-date basis, $394 million was invested in capital projects in 2005 compared to $133 million in 2004. Of that amount approximately 80% was for organic growth, including expenditures for new capacity requirements and productivity improvement, and approximately 20% was for the maintenance of the Company's structure as was the case in 2004.

        The bulk of the Company's capital expenditures in 2005 was for the North American and European platforms; $285 million for North America and $104 million for Europe.

North America

        The Company invested $177 million in 2005 as part of its North American retooling plan. The main investments included deposits or installments for the purchase of eleven 64-Page Offset presses and three 48-Page Offset presses and will continue through 2006. A total of $191 million had been spent in connection with this plan at December 31, 2005.

        Other key investments in North America included $44 million for the purchase of leased equipment and real estate assets. Also, the Company proceeded with the replacement of a bindery line, an investment for stitchers and an upgrade of a co-mailing system.

        The Company also placed a firm order for a new directory press following the signature of a long-term printing agreement. This press was not part of the 2004 North American retooling plan.

        In total, the Company has placed 19 firm orders for new presses of which 18 are part of the 2004 North American retooling plan. The total commitment for these presses with the press manufacturers amounted to $219 million, of which $162 million has already been disbursed. Of the 18 presses, 5 were installed and started during the fourth quarter of 2005. Finally, 4 additional presses will be ordered in 2006 under the 2004 North American retooling plan.

Europe

        The Company invested $87 million in 2005 as part of its European retooling plan. The main investments included the deposits for the purchase of two Rotogravure presses and three 64-Page Offset presses, the relocation of presses and equipment between plants within the European platform and an efficiency improvement program. These measures will continue through 2006.

        Other investments in Europe included $6 million for the purchase of leased equipment.

        In the fourth quarter of 2005, the Company placed an additional firm order for a new press in Europe. In total, the Company has placed 5 firm orders for new presses, all of which are part of the European retooling plan. The total commitment for these presses with the press manufacturers amounted to $72 million, of which $58 million has been already disbursed.

Acquisitions and Disposals

        In December 2005, the Company sold its interest in a subsidiary of its non-core commercial printing group in Canada, for a total consideration of $17.1 million that was received subsequent to December 31, 2005. The Company realized a gain of $2.6 million ($1.2 net of income tax).

        In November 2005, the Company sold the operating assets of some of the units of its non-core commercial printing group in Canada for a total consideration of $34.6 million. The Company realized a loss amounting to $3.5 million ($6.4 million net of income tax). The selling price is subject to an adjustment based on the closing working capital.

        In November 2005, the Company sold the operating assets of some units of its non-core commercial printing group in the United States for a total consideration of $61.3 million. The sale price was comprised of $32.8 million of cash, $20.0 million in preferred units of Matlet Group, LLC (purchaser) and $8.5 million in a promissory note receivable. The Company realized a gain amounting to $11.2 million (a loss of $1.9 million net of income tax). The selling price is subject to an adjustment based on the closing working capital.

        On August 4, 2005, the Company concluded the sale of certain assets related to its Westwood, MA facility, one of the business units of its non-core Commercial Printing Group in the United States, for a cash consideration of $2.6 million, resulting in a loss on disposal of $0.8 million ($0.8 million, net of income tax).

Contractual Cash Obligations ($ millions)

	2006	2007	2008	2009	2010	2011 and thereafter
Long-term debt and convertible notes	$—	$265	$202	$585	$175	$597
Capital leases	8	4	3	8	2	7
Operating leases	102	70	45	30	19	69
Capital asset purchase commitments	58	40	—	—	—	—

Total contractual cash obligations	$168	$379	$250	$623	$196	$673

        Figure 11

        On June 30, 2005, the Company concluded the sale of certain assets related to its Los Angeles, CA facility, one of the business units of its non-core Commercial Printing Group in the United States, for a cash consideration of $0.5 million. On July 15, 2005, the Company sold additional assets related to this facility for a cash consideration of $0.8 million. This resulted in a loss on disposal of $6.3 million ($4.1 million net of income tax recovery).

        In April 2005, the Company purchased assets of a web offset printing facility in Pittsburg, CA for a consideration of $9 million. This facility complements and strengthens the Company's Retail insert platform and adds capacity for customers in the West Coast market.

        Also, in 2005, the Company acquired minority interests in its North American and French operations for a cash consideration of $7.0 million. The Company also sold investments in facilities in France for a total cash consideration of $0.3 million resulting in a loss on disposal of $4 million.

FINANCIAL POSITION

        For the year ended December 31, 2005, the debt-to-capitalization ratio was 45:55, compared to 43:57 in 2004. As at December 31, 2005, total debt plus accounts receivable securitization was $2,548 million, $188 million lower than last year (Figure 7). Historically, the Company has acquired most of the equipment under leases when it is used for production. The total terminal value of these leases expiring after 2006 is approximately $116 million, of which $52 million is guaranteed.

        The Company monitors the funded status of its pension plans very closely. During the year ended December 31, 2005, the Company made total contributions of $55 million ($77 million in 2004), which was in accordance with the minimum requirements as determined by the Company's actuaries.

        The total mandatory principal payments on long-term debt, convertible notes and capital leases, excluding the Company's 7.20% Senior Notes due in March 2006, as previously discussed, are $8 million in 2006. Minimum pension contributions are estimated at $89 million for 2006.

        As at January 30, 2006, the following credit ratings applied to the senior unsecured debt of the Company:

Rating Agency	Rating
Moody's Investors Service	Ba3
Standard & Poor's	BB
Dominion Bond Rating Service Limited	BB (high)

        Standard & Poor's lowered the Company's credit rating from BB+ to BB on November 2, 2005. On December 23, 2005, Dominion Bond Rating Service Limited lowered the Company's credit rating from BBB (low) to BB (high). On January 12, 2006, Moody's Investors Service ("Moody's") changed the corporate family rating from Quebecor World Inc. to Quebecor World (USA) Inc. and lowered the credit rating from Ba2 to Ba3. It is expected that the Company's future borrowing costs will increase as a result of these rating changes.

        The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations for the foreseeable future.

IMPAIRMENT OF ASSETS AND RESTRUCTURING INITIATIVES

YEAR 2005

        In 2005, the Company recorded impairment of long-lived assets, accelerated depreciation and restructuring charges of $98.1 million, composed of non-cash items of $53.9 million and cash items of $44.2 million, of which $3.9 million was related to discontinued operations.

Impairment of long-lived assets

        In 2005, the Company performed a review of its long-lived assets. Following impairment tests on various specific units, the Company concluded that some assets, mainly in Europe, were impaired. Accordingly, for the year, the Company recorded an impairment of long-lived assets and accelerated depreciation related to facilities included in the 2005 restructuring initiatives of $53.7 million. The $53.7 million included $8.9 million for North America, $44.5 million for Europe and $0.3 million for Latin America.

        During the fourth quarter of 2005, the Company recorded an impairment on long-lived assets and accelerated depreciation of $5.4 million. The impairment of assets and accelerated depreciation recorded for the first, second and third quarter were, respectively, $24.6 million, $16.0 million and $7.7 million.

2005 Restructuring initiatives

        During the fourth quarter of 2005, the Company recorded cash costs of $4.8 million, of which $1.7 million was for new workforce reduction initiatives and $3.1 million resulting from the continuation of the previous quarter of 2005 initiatives. The Company also recorded a reversal of $0.2 million in the non-cash costs for the revised curtailment of one of the Canadian pension plans recorded in the first quarter.

        During the third quarter of 2005, the Company continued its restructuring initiatives by approving the downsizing of operations in Helio Corbeil, France, and other workforce reductions across the Company. These initiatives were estimated at $7.4 million, of which $5.7 million was recorded during the third quarter. The Company also recorded $0.5 million related to first and second quarter initiatives.

        During the second quarter of 2005, the Company approved restructuring initiatives for the second phase of the downsizing operations in Corby, United Kingdom, the closure of a Canadian facility and other workforce reductions across the Company. The cash costs of these initiatives were estimated at $18.2 million, of which $12.3 million was recorded during the second quarter. The Company had also recorded cash restructuring charges of $3.9 million for severance related to the disposal of a non-core facility.

        During the first quarter of 2005, the Company approved the first phase of the downsizing operations in Corby, United Kingdom and other workforce reductions across the Company. The cash cost of these initiatives, estimated at $3.8 million, was recorded in the first quarter. The non-cash cost of these initiatives included $0.4 million for the curtailment of one of the Company's Canadian pension plans.

        The 2005 restructuring initiatives affected 1,131 employees in total, of which 951 jobs have been eliminated as of December 31, 2005 and 180 are still to come in 2006. However, the Company estimated that 83 new jobs would be created in other facilities.

Prior years' restructuring initiatives

        In 2005, the Company recorded $11.5 million resulting from the continuation of the 2004 initiatives and $2.2 million for the pension obligation related to the Effingham multiemployer benefit plan. The review and execution of the prior years' initiatives resulted in a net reversal of $0.5 million comprised of a cash overspending of $3.4 million, and $3.9 million reversal of prior years' restructuring and other charges.

        During the fourth quarter of 2005, the Company recorded $1.1 million resulting from the continuation of the 2004 initiatives mainly in Sweden and a net overspending of $0.8 million on leasing and facility costs in North America resulting from the execution of prior year initiatives.

        In summary, 335 jobs were eliminated in 2005 as a result of the execution of prior year initiatives and 32 are still to come in 2006.

YEAR 2004

        In 2004, the Company recorded impairment of assets, restructuring and other charges of $122.1 million, of which $6.5 million was related to discontinued operations. Non-cash items amounted to $83.3 million, of which $4.3 million was related to discontinued operations and cash items amounted to $38.8 million with $2.2 million related to discontinued operations.

Impairment of assets

        The execution of the 2004 restructuring initiatives resulted in certain long-lived assets being permanently idled. In addition, the initiatives and other events triggered a recoverability test on other groups of assets. Accordingly, for the year, the Company recorded an impairment of long-lived assets of $73.3 million of which $4.3 million were related to discontinued operations and $1.1 million of impairment on other assets.

2004 restructuring initiatives

        During the fourth quarter, the Company recorded cash costs of $13.0 million, of which $0.4 million was for discontinued operations. The $13.0 million included $9.7 million for new initiatives and $3.3 million resulting from the continuation of the second and third quarter initiatives. Restructuring initiatives were pursued and resulted in the approval of the consolidation of four small facilities in North America, one in Europe and other workforce reductions across the Company. The cash costs of these initiatives were estimated at $14.5 million, of which $9.7 million was recorded in the fourth quarter. The non-cash cost of these initiatives included $0.9 million for the curtailment of one of the Company's U.S. pension plans.

        In the third quarter, the Company approved the closure of the Stockholm facility in Sweden, the consolidation of a small facility in North America and other workforce reductions across the Company. The cash cost of these initiatives included $0.1 million related to discontinued operations and was initially estimated at $17.5 million, of which $6.9 million, mostly related to workforce reductions, was recorded in the third quarter. The Company also recorded $1.4 million resulting from the continuation of the second quarter initiatives and $2.7 million for the pension obligation related to the Effingham multi-employer benefit plan.

        In the second quarter of 2004, the Company initiated other restructuring initiatives to improve asset utilization and enhance efficiency. The restructuring initiatives included the closure of the Effingham, IL facility in the Magazine platform, an important downsizing at the Kingsport, TN facility in the Book platform and other workforce reductions across the Company. The cash cost of these initiatives was initially estimated at $18.3 million, of which $11.2 million that included $1.6 million for discontinued operations, was recorded in the second quarter of 2004. These costs excluded a pension obligation related to the Effingham multi-employer benefit plan that could not be reasonably estimated at that time. The non-cash cost of these initiatives included $8.0 million for the curtailment and settlement of one of the Company's U.S. pension plans.

        In the first quarter of 2004, the Company initiated restructuring initiatives and recorded $5.0 million for workforce reductions of which $0.1 million was related to discontinued operations.

Prior years' restructuring initiatives

        In 2004, the review and execution of the prior years' initiatives resulted in a net reversal of $1.4 million comprised of a cash overspending of $6.6 million, and $8.0 million reversal of prior years' restructuring and other charges, mostly due to the cancellation of the termination of 75 employee positions.

YEAR 2003

        In 2003, the company recorded an impairment of assets, restructuring and other charges of $98.3 million, of which $3.8 million was related to discontinued operations. Non-cash items amounted to $60.4 million, and cash items to $37.9 million. Of the $37.9 million in cash items, $31.7 million was spent in North America, including $3.1 million related to discontinued operations, $1.8 million in Europe and $3.6 million in Latin America.

Impairment of assets

        During 2003, the Company reviewed the status of long-lived assets. Accordingly, the Company recorded an impairment of long-lived assets of $60.4 million. The $60.4 million included $46.7 million for North America of which $0.7 million was related to discontinued operations, $5.0 million to Europe and $8.2 million to Latin America.

2003 restructuring initiatives

        In 2003, the Company continued its restructuring initiatives and recorded a cash cost of $38.9 million consisting of $33.1 million in workforce reductions and $5.8 million of additional closure costs of four smaller facilities. The restructuring charge related to discontinued operations was $3.1 million.

Prior years' restructuring initiatives

        In 2003, the review and the execution of the 2002 and 2001 initiatives resulted in a net reversal of $1.0 million comprised of a cash overspending of $12.9 million and a $13.9 million reversal of prior years' restructuring and other charges. The cash overspending was related to the cost of closed facilities not yet disposed of, office leases not yet subleased, and other initiatives completed in 2005.

CONTINUITY OF THE RESERVE FOR RESTRUCTURING AND OTHER CHARGES

        As at January 1, 2005, the balance of the restructuring reserve was $35.2 million. This amount related mostly to workforce reductions across the platform and lease and facility carrying costs. The Company utilized $49.9 million of the current and prior years' restructuring and other charges reserves during the twelve-month period ended December 31, 2005 and has a balance of $27.9 million at period end. Further to the disbursement of $27.9 million, $8.7 million of restructuring charges related to the 2005 and 2004 initiatives remain to be recorded in 2006 when the liabilities related to the initiatives will have been contracted.

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

        The Company manages interest rate exposure by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, the Company has entered into interest rate swap agreements to manage this exposure. Contracts outstanding at December 31, 2005 had a notional value of $233 million. Interest expense is adjusted to include amounts payable or receivable under the swap agreements. The total adjustment recorded to interest expense was a charge of $1 million for 2005 (a revenue of $2 million for 2004).

        The Company enters into foreign-exchange forward contracts to hedge foreign denominated sales and related receivables and equipment purchases. The contracts outstanding at December 31, 2005 had a notional value of $370 million and expire in 2006 and 2007. The foreign exchange translation gains and losses and the deferred premiums and discounts are recognized as an adjustment to the corresponding revenues and exchange gain or losses when the transaction is recorded. The total amounts recorded to these accounts for 2005 for these contracts were a revenue of $24 million for foreign-denominated sales, and a loss of $1 million for equipment purchases (a revenue of $18 million, and a gain of $2 million, respectively for 2004). For Canada and Europe, the foreign-denominated revenues as a percentage of their total revenues were approximately 27% and 11%, respectively in 2005. The forward contracts used to manage exposure to currency fluctuations with respect to these foreign-denominated sales and related receivables were settled with highly favorable results in the current year. As we enter into 2006, the Company expects a lower level of revenues in its mitigation of exchange rate risk from foreign exports as a result of having fewer hedges in place and less favorable rates compared to 2005.

Fair Value of Derivative Financial Instruments (Continuing Operations)($ millions)

	2005		2004
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments
Interest rate swap agreements	$—	$(10.4)	$—	$(5.1)
Foreign exchange forward contracts	4.7	15.5	72.8	109.8
Cross currency interest rate swaps	3.6	3.6	(16.7)	(16.7)
Commodity swaps	(0.1)	(0.5)	(0.1)	(1.4)

Figure 12

        In February 2005, the Company sold foreign exchange forward contracts that were used to hedge its net investment in a foreign subsidiary for a cash consideration of $69 million. These foreign exchange forward contracts were already recorded at the fair market value and all resulting gains were previously recorded in cumulative translation adjustment.

        The Company enters into foreign-exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. The contracts outstanding at December 31, 2005 had a notional value of $344 million and $67 million, respectively and expire in 2006. The foreign exchange gains and losses on such foreign denominated assets are recorded to income. The changes in the fair value of the derivative instruments are also recorded to income to compensate the foreign exchange gain and loss on the translation of the foreign denominated assets. The total adjustment recorded to derivative gain or loss related to these contracts for 2005 was a gain of $48 million (a loss of $28 million for 2004).

        The Company also enters into natural gas swap contracts to manage its exposure to the price of this commodity. Contracts outstanding at December 31, 2005 cover a notional quantity of 176,000 gigajoules in Canada and 2,201,000 MMBTU in the United States. These contracts expire between January 2006 and June 2008. Natural gas cost is adjusted to include amounts payable or receivable under the commodity hedge agreements. The total adjustment to gas cost for 2005 was a gain of $8 million (a gain of $2 million for 2004).

        While the counterparties of these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.

        Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or have ceased to be effective prior to maturity, are deferred on the balance sheet and recognized in income during the period in which the underlying hedged transaction is recognized. For 2005, the total amount deferred as a liability in relation to terminated derivative instruments was $7 million ($9 million for 2004) and the total amount recognized as income was $2 million ($6 million for 2004).

        The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates (Figure 12).

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

        In the normal course of business, the Company enters into numerous agreements that contingently require it to make payments to a third party based on changes in an underlying item that is related to an asset, a liability or an equity of the guaranteed party, or failure of another party to perform under an obligating agreement.

        The Company has provided significant guarantees to third parties including the following:

Operating Leases

        The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2007 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure under these guarantees is $67.0 million. Of this amount, $61.9 million will expire in 2007. As at December 31, 2005, the Company has recorded a liability of $7.8 million associated with these guarantees.

Sub-Lease Agreements

        The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2006 and 2008. If the sub-lessee defaults under the agreements, the Company must, under certain conditions, compensate the lessor for the defaults. The maximum exposure under these guarantees is $6.6 million. As at December 31, 2005, the Company had not recorded a liability associated with these guarantees, other than that provided for under unfavourable leases of $1.2 million, since it was not likely at that time that the sub-lessee would default under the agreement and that the Company would thus be required to honour the initial obligation. Recourse against the sub-lessee is also available, up to the total amount due.

Business and Real Estate Disposals

        In connection with certain dispositions of businesses or real estate (note 7), the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

        Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at December 31, 2005. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred and if so, would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt Agreements

        Under the terms of certain debt agreements, the Company has guaranteed the obligation of its US subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation, relative to withholding taxes, which would occur only if the Company was to make the payments on behalf of its US subsidiaries. These indemnifications extend for the term of the related financings and do not provide a limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Irrevocable standby letters of credit

        The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of December 31, 2005, the guarantee instruments amounted to $86 million and were mainly related to worker's compensation liabilities. An amount of $33 million of cash was pledged at that date as collateral for one of the irrevocable standby letters of credit. The Company has not recorded an additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements. The guarantee instruments mature at various dates in fiscal 2006 and 2007.

ASSET SECURITIZATION

        The Company is a party to securitization agreements to sell with limited recourse, and on a revolving basis, a portion of its Canadian, US, French and Spanish trade receivables, to unrelated trusts. The program limits under each of the Canadian, US and European securitization programs are Cdn$135 million, $510 million and 153 million Euros, respectively. The amounts outstanding under each program as at December 31, 2005 were Cdn$100 million, $467 million and 118 million Euros, respectively (Cdn$126 million, $500 million and 134 million Euros, respectively as at December 31, 2004).

        As at December 31, 2005, the Company had a retained interest in the trade receivables sold of $133 million, which is recorded in the Company's trade receivables. As at December 31, 2005, an aggregate amount of $826 million ($936 million in 2004) of accounts receivable had been sold under the three programs, and securitization fees totalled $24 million for 2005 ($15 million for 2004). Servicing revenues and expenses did not have a material impact on the Company's results. The Company has amended its Canadian securitization program to accommodate its existing credit rating by DBRS.

        In 2005, the Company renewed and amended its 1999 agreement to sell, with limited recourse, a portion of its U.S. trade receivables on a revolving basis. The $510 million program continues to be renewable annually and has been extended through September 29, 2006 with the option to extend the term for an additional year. The amendment allows for more flexibility in the Company's reporting requirements to the purchaser and maintains its liquidity horizon at 24 months.

        The Company is subject to certain requirements under the securitization programs. In addition to financial covenants that mirror those contained in the bank facility, the Company is subject to other covenants typically found in securitization agreements. If such other covenants fail to be maintained, one or more of the securitization agreements could be terminated. If a termination event were to occur based on failure to meet one of these other covenants, the Company believes that it would be able to meet its cash obligations from other financing sources, such as its revolving bank facility, the issuance of debt or the issuance of equity.

LEASES

        The Company rents premises and machinery and equipment under operating leases with third parties, which expire at various dates up to 2018 and for which undiscounted minimum lease payments total $334 million as at December 31, 2005. The minimum lease payments on continuing operations for the year 2005 were $85 million. Of the total minimum lease payments, approximately 50% is for machinery and equipment. The Company has guaranteed a portion of the total residual values for a maximum exposure of $67 million.

RELATED PARTY TRANSACTIONS

        The Company has entered into transactions with the parent company and its other subsidiaries, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from the parent company's media subsidiaries involved mostly printing of magazines.

        In March 2005, the Company sold certain operating assets to Quebecor Media inc., one of the parent company's subsidiaries, for a consideration of Cdn$3.3 million ($2.7 million). The transaction has been realized at the carrying amount and no gain or loss was recorded.

        In 2004, the Company transferred the benefit of a deduction for Part VI.I tax to subsidiaries of its parent company for a consideration of Cdn$12 million ($10 million), recorded in receivables from related parties. This reduced the Company's available future income tax assets by Cdn$13 million ($11 million), and decreased the additional paid-in capital by Cdn$0.6 million ($0.5 million). The transaction was recorded at the carrying amount. The 2004 transaction has been adjusted in 2005, resulting in a decrease of Cdn$0.2 million ($0.2 million) recorded in receivables from related parties and in the additional paid-in capital.

        In 2004, the Company reached an agreement with one of the parent company's subsidiaries, Vidéotron Télécom Ltée (VTL), to outsource its information technology (IT) infrastructure and managed services in North America for a duration of 7 years in order to reduce the overall cost of its IT platform. As part of this agreement, VTL purchased a part of the Company's IT infrastructure equipment at a cost of $2 million. The outsourcing of services to VTL is estimated to cost the Company approximately $15 million annually. On January 1, 2006, VTL amalgamated with Vidéotron Ltée, another of the parent company's subsidiaries, to form Videotron Ltd. The transfer of equipment was completed in October 2004 and recorded at the carrying amount and no gain or loss was realized.

Related Party Transactions ($ millions)

	Years ended December 31,

	2005	2004	2003

Revenues	$64.9	$52.1	$42.5
Purchases	6.6	5.4	2.2
Management fees billed by Quebecor inc.	4.5	4.2	3.9
IT services billed by VTL (net of incurred expenses billed to VTL of 3.5 (3.7 in 2004))	11.0	3.7	—

Figure 13

        In 2000, the Company entered into a strategic agreement with Nurun inc. ("Nurun"). The agreement included a commitment from the Company to use Nurun services (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its affiliates (Quebecor inc., Quebecor Media inc. and their subsidiaries) as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2005, the cumulative services registered by Nurun, under this agreement, amounted to $11 million.

OUTSTANDING SHARE DATA

        Figure 14 discloses the Company's outstanding share data as at January 30, 2006.

Outstanding Share Data ($ millions and thousands of shares)

	January 30, 2006
	Issued and outstanding shares	Book value
Equity Multiple Voting Shares	46,987	$93.5
Equity Subordinate Voting Shares	84,085	1,140.0
First Preferred Shares, Series 3	12,000	212.5
First Preferred Shares, Series 4	8,000	130.2
First Preferred Shares, Series 5	7,000	113.9

Figure 14

RISKS AND UNCERTAINTIES

        The Company operates in the printing industry, which has a variety of risk factors and uncertainties. Due to the risks and uncertainties outlined below, the Company's operating environment and financial results may be materially affected.

SEASONALITY

        The Company's business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets the Company serves as well as by local, regional, national and global economic conditions. The operations of the Company's business are seasonal, with a majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect the Company's cash flows and results of operations.

OPERATIONAL RISK

        The industry that the Company operates is highly competitive in most print service categories and geographic regions. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. The Company competes for commercial business not only with large national printers, but also with smaller regional printers. Over the past four years, the printing industry has experienced a reduction in demand for printed materials and it is currently experiencing excess capacity. Furthermore, some of the industries that the Company services have been subject to consolidation efforts, leading to a smaller number of potential customers. Primarily as a result of this excess capacity and customer consolidation, there has been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure by the Company to compete effectively in the markets it serves could have an adverse, material effect on the results of operations, financial condition and cash flows.

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

        In addition, a significant portion of the Company's revenues are derived from long-term contracts with important customers. If the company is unable to renew such contracts on similar terms and conditions, or at all, or if it is not awarded new long-term contracts with important customers in the future, its operating results, financial condition and cash flow may be significantly adversely affected.

INSURANCE

        The Company is exposed, in the normal course of business, to a variety of operational risks, some of which are transferred to third parties by way of insurance agreements. It has also chosen to retain a portion of its losses in the form of self-insurance in order to reduce the cost of protecting such risks. The Company manages certain elements of its self-insurance retention through its captive insurance subsidiary.

        The Company believes that it has in place a combination of third-party insurance and self-insurance that provides adequate protection against significant unexpected losses while minimizing costs and limiting its overall exposure.

RISKS ASSOCIATED WITH CAPITAL INVESTMENTS

        Because production technologies continue to evolve, the Company must make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. The Company may therefore be required to invest significant amounts of capital in improving production technologies. If the Company cannot obtain adequate capital, the operating results and financial condition may be adversely affected.

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

ENVIRONMENTAL RISK

        The Company is subject to various laws, regulations and government policies relating to the generation, storage, transportation and disposal of solid waste, to air and water releases of various substances into the environment and to the protection of the environment in general. The Company believes it is in compliance with applicable laws and requirements in all material respects.

        The Company is also subject to various laws and regulations, which allow regulatory authorities to compel (or seek reimbursement for) cleanup of environmental contamination at the Company's own sites and at off-site facilities where its waste is or has been disposed of. The Company has established a provision for expenses associated with environmental remediation obligations, as well as other environmental matters when such amounts can be reasonably estimated. The amount of the provision is adjusted, as new information is known. The Company believes the provision is adequate to cover the potential costs associated with those contamination issues.

        The Company expects to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental laws and requirements. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position. The Company believes that it has internal controls and personnel dedicated to compliance with all applicable environment laws and that it provides for adequate monitoring and management of the environmental risk related to its operations. For 2005, the Company believes that there are no new environmental matters (environmental incident, promulgation of new environmental laws and regulations, soil and underground contamination discovery, etc.) to be reported that could have a material impact on the Company's consolidated financial statements.

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

        As of December 31, 2005, the Company had 61 collective bargaining agreements in North America. Furthermore, 11 collective bargaining agreements were under negotiation at December 31, 2005 (7 of these agreements expired in 2005 and 4 expired prior to 2005). Two of the agreements under negotiation, covering approximately 400 employees, are first-time labor agreements. In addition, 22 collective bargaining agreements, covering approximately 2,450 employees, will expire in 2006. The Company has approximately 24,500 employees in North America. Of this number, approximately 8,600 employees are unionized. Moreover, 69 of the plants and related facilities in North America are non-unionized.

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

        In addition, fuel and other energy costs represent a significant portion of the Company's overall costs. The Company may not be able to pass along a substantial portion of the rise in the price of fuel and other energy costs directly to its customers. In that instance, increases in fuel and other energy costs, particularly resulting from increased natural gas prices, could adversely affect operating costs or customer demand and thereby negatively impact the Company's operating results, financial condition or cash flows.

CREDIT RISK

        The Company estimates that concentrations of credit risk with respect to trade receivables are limited due to its diverse operations and large customer base. The total sales related to the Company's top 100 customers represented approximately 45% of total revenues in 2005. As of December 31, 2005, the Company has no significant concentrations of credit risk and believes that the product and geographic diversity of its customer base reduces credit risk, as well as having a positive impact on local markets or product-line demand.

FINANCIAL RISK

        The Company is exposed to a number of risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company uses a number of derivative financial instruments to mitigate these risks such as foreign exchange forward contracts and cross currency swaps, interest rate swap agreements and commodity swap agreements. For more information, refer to the section entitled "Financial Instruments". The Company has established operating policies and processes, which prohibit the speculative use of financial instruments, document critical transactions and demonstrate the effectiveness of the financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES IN ACCOUNTING POLICIES

        Significant differences between Generally Accepted Accounting Principles (GAAP) in Canada and the United States are presented in Note 23 to the Consolidated Financial Statements. The Company generates approximately 65% of its revenues from the United States. In an effort to expand its investor base in the United States, the Company has made efforts to follow new disclosure guidelines and to harmonize disclosure based on accounting pronouncements in both Canada and the United States.

        In January 2005, the CICA published Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges, and Section 1530, Comprehensive Income. Section 3855 sets forth standards governing when and in what amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recognized at fair value in some cases, at cost-based value in others. The section also sets forth standards for reporting gains and losses on financial instruments. Section 3865 is an optional application that allows entities to apply treatments other than those provided under Section 3855 to eligible operations they choose to designate, for accounting purposes, as being part of a hedging relationship. It expands on the guidance in Accounting Guideline 13, Hedging Relationships, and Section 1650, Foreign Currency Translation, specifying the application of hedge accounting and the information that is to be reported by the entity. Section 1530 sets forth a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income. Application of these sections to interim and annual financial statements for financial periods beginning on or after October 1, 2006 will be mandatory. The Company is currently evaluating the impact of the new standards.

        In June 2005, the CICA issued Section 3831, Non-Monetary Transactions. This revised standard requires all non-monetary transactions to be measured at fair value, subject to certain restrictions. This revised standard is effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted only as of the beginning of a fiscal period beginning on or after July 1, 2005. The Company is currently evaluating the impact of this new standard.

DISCLOSURE CONTROLS AND PROCEDURES

        In accordance with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, an evaluation of the effectiveness of the Company's disclosure controls and procedures was conducted. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2005 and more specifically that the design of such controls and procedures provided reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared.

ADDITIONAL INFORMATION

        Additional information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
March 15, 2006

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

/s/ Brian Mulroney The Right Honourable Brian Mulroney Chairman of the Board	/s/ Jacques Mallette Jacques Mallette Executive Vice President and Chief Financial Officer	/s/ Mario Saucier Mario Saucier Senior Vice President and Chief Accounting Officer

Montreal, Canada
March 15, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2005 and 2004 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Montreal, Canada
February 10, 2006, except as to note 25 which is as of March 15, 2006

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31
(in millions of US dollars, except per share amounts)

	Note	2005	2004	2003
Revenues		$6,283.3	$6,339.5	$6,048.1
Operating expenses:
Cost of sales		5,201.0	5,097.5	4,909.3
Selling, general and administrative		396.8	431.5	493.8
Securitization fees		23.8	14.5	13.7
Depreciation and amortization		304.2	324.9	324.9
Impairment of assets, restructuring and other charges	2	94.2	115.6	94.5
Goodwill impairment charge	12	243.0	—	—

		6,263.0	5,984.0	5,836.2

Operating income		20.3	355.5	211.9
Financial expenses	3	119.0	133.1	204.5

Income (loss) from continuing operations before income taxes		(98.7)	222.4	7.4
Income taxes	4	50.4	77.0	37.0

Income (loss) from continuing operations before minority interest		(149.1)	145.4	(29.6)
Minority interest		(0.3)	5.5	3.1

Net income (loss) from continuing operations		(148.8)	139.9	(32.7)
Net income (loss) from discontinued operations (net of tax)	7	(13.8)	3.8	1.3

Net income (loss)		$(162.6)	$143.7	$(31.4)
Net income available to holders of preferred shares		39.6	37.5	36.5

Net income (loss) available to holders of equity shares		$(202.2)	$106.2	$(67.9)

Earnings (loss) per share:	5
Basic and Diluted:
Continuing operations		$(1.43)	$0.77	$(0.51)
Discontinued operations		(0.10)	0.03	0.01

		$(1.53)	$0.80	$(0.50)
Weighted average number of equity shares outstanding:	5
(in millions)
Basic		131.8	132.4	136.0
Diluted		131.8	132.6	136.0

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31
(in millions of US dollars, except per share amounts)

	Note	Capital stock	Additional paid-in capital	Retained earnings	Translation adjustment	Total shareholders' equity
Balance, December 31, 2002		$1,813.9	$103.6	$901.9	$(115.6)	$2,703.8
Net loss		—	—	(31.4)	—	(31.4)
Reduction of a net investment in self-sustaining foreign operations	3, 18	—	—	—	5.3	5.3
Translation adjustment	18	—	—	—	91.1	91.1
Shares repurchased	16, 18	(134.3)	—	(39.3)	—	(173.6)
Shares issued from stock plans	16	13.5	—	—	—	13.5
Related party transactions	21	—	0.4	—	—	0.4
Stock-based compensation	17	—	1.9	—	—	1.9
Dividends on equity shares ($0.52 per share)		—	—	(71.1)	—	(71.1)
Dividends on preferred shares ($1.17 (Cdn $1.63) per share)		—	—	(36.5)	—	(36.5)

Balance, December 31, 2003		$1,693.1	$105.9	$723.6	$(19.2)	$2,503.4
Net income		—	—	143.7	—	143.7
Reduction of a net investment in self-sustaining foreign operations	3, 18	—	—	—	(1.0)	(1.0)
Translation adjustment	18	—	—	—	56.8	56.8
Shares issued from stock plans	16	12.2	—	—	—	12.2
Related party transactions	21	—	(0.5)	—	—	(0.5)
Stock-based compensation	17	—	4.3	—	—	4.3
Dividends on equity shares ($0.52 per share)		—	—	(68.8)	—	(68.8)
Dividends on preferred shares ($1.26 (Cdn $1.63) per share)		—	—	(37.5)	—	(37.5)

Balance, December 31, 2004		$1,705.3	$109.7	$761.0	$36.6	$2,612.6
Net loss		—	—	(162.6)	—	(162.6)
Translation adjustment	18	—	—	—	(57.0)	(57.0)
Shares repurchased	16, 18	(33.0)	—	(9.8)	(3.8)	(46.6)
Shares issued from stock plans	16	16.3	—	—	—	16.3
Related party transactions	21	—	(0.2)	—	—	(0.2)
Stock-based compensation	17	—	1.1	—	—	1.1
Dividends on equity shares ($0.56 per share)		—	—	(73.4)	—	(73.4)
Dividends on preferred shares ($1.33 (Cdn $1.63) per share)		—	—	(39.6)	—	(39.6)

Balance, December 31, 2005		$1,688.6	$110.6	$475.6	$(24.2)	$2,250.6

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(in millions of US dollars)

	Note	2005	2004	2003
Operating activities:
Net income (loss)		$(162.6)	$143.7	$(31.4)
Non-cash items in net income (loss):
Depreciation of property, plant and equipment		308.1	334.5	333.2
Impairment of assets and non-cash portion of restructuring and other charges	2	53.9	83.3	60.4
Goodwill impairment charge	12	243.0	—	—
Future income taxes	4	(20.7)	42.8	15.1
Amortization of deferred charges		27.3	27.0	26.2
Loss on business disposals	7	1.1	—	—
Loss on extinguishment of long-term debt	3	—	2.0	30.2
Other		5.1	13.8	16.0
Changes in non-cash balances related to operations:
Trade receivables		(30.9)	(28.8)	157.0
Inventories		26.1	(6.1)	30.8
Trade payables and accrued liabilities		(27.3)	(83.1)	(121.4)
Other current assets and liabilities		53.5	46.3	(56.3)
Other non-current assets and liabilities		(7.1)	(87.6)	1.5

		14.3	(159.3)	11.6

Cash provided by operating activities		469.5	487.8	461.3
Financing activities:
Net change in bank indebtedness		—	(1.3)	1.0
Net proceeds from issuance of equity shares	16	16.3	12.2	13.5
Repurchase of shares for cancellation	16	(46.6)	—	(173.6)
Issuance of long-term debt	13	—	—	592.0
Repayments of long-term debt		(19.2)	(218.3)	(582.4)
Net (repayments) borrowings under revolving bank facility and commercial paper		(88.4)	110.0	108.9
Dividends on equity shares		(73.4)	(68.8)	(71.1)
Dividends on preferred shares		(39.6)	(38.8)	(37.7)
Dividends to minority shareholders		—	(0.8)	(0.4)
Other		—	—	5.7

Cash used in financing activities		(250.9)	(205.8)	(144.1)
Investing activities:
Business acquisitions, net of cash and cash equivalents	6	(7.0)	(50.5)	(7.5)
Net proceeds from business disposals, net of cash and cash equivalents	7	66.9	—	—
Additions to property, plant and equipment		(394.0)	(132.6)	(243.1)
Net proceeds from disposal of assets		16.4	3.0	2.8
Net proceeds from disposal of derivative financial instruments	19	69.2	—	—
Restricted cash	8	(26.1)	(7.0)	—
Other		—	—	(0.8)

Cash used in investing activities		(274.6)	(187.1)	(248.6)
Effect of foreign currency		22.5	(58.2)	(56.2)

Net increase (decrease) in cash and cash equivalents		(33.5)	36.7	12.4
Cash and cash equivalents, beginning of year		51.8	15.1	2.7

Cash and cash equivalents, end of year		$18.3	$51.8	$15.1

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31
(in millions of US dollars)

	Note	2005	2004
Assets
Current assets:
Cash and cash equivalents		$18.3	$51.8
Restricted cash	8	33.1	7.0
Trade receivables	9	429.9	400.4
Receivables from related parties	21	14.3	19.7
Inventories	10	364.4	419.5
Income taxes receivable		3.0	33.0
Future income taxes	4	34.4	43.2
Prepaid expenses		18.9	24.5

Total current assets		916.3	999.1
Property, plant and equipment, net	11	2,295.9	2,373.6
Goodwill	12	2,305.7	2,651.9
Other assets		187.7	249.2

Total assets		$5,705.6	$6,273.8

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables and accrued liabilities		$872.9	$931.9
Payables to related parties		8.4	2.7
Income and other taxes payable		84.5	83.7
Future income taxes	4	1.7	4.4
Current portion of long-term debt	13	7.7	11.7

Total current liabilities		975.2	1,034.4
Long-term debt	13	1,731.9	1,825.8
Other liabilities	14	259.3	277.5
Future income taxes	4	372.5	402.6
Convertible notes	15	115.5	112.6
Minority interest		0.6	8.3
Shareholders' equity:
Capital stock	16	1,688.6	1,705.3
Additional paid-in capital		110.6	109.7
Retained earnings		475.6	761.0
Translation adjustment	18	(24.2)	36.6

		2,250.6	2,612.6

Total liabilities and shareholders' equity		$5,705.6	$6,273.8

See Notes to Consolidated Financial Statements.

On behalf of the Board:

/s/ Brian Mulroney The Right Honourable Brian Mulroney, Director	/s/ Pierre Karl Péladeau Pierre Karl Péladeau, Director

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
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

(d)   Revenue recognition

The Company provides a wide variety of print and print-related services to its customers, which usually require that the specifics be agreed upon prior to undertaking the process. Substantially all of the Company's revenues are derived from commercial printing and related services under the magazine, catalog, retail, book, direct and directory platforms.

Revenue is principally recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price of the transaction is fixed or determinable, and collectibility is reasonably assured. Because the majority of services provided are customized, returns of media are not significant.

Contract revenue is recognized using the percentage of completion method over the contract term on the basis of production and service activity at the pro rata billing value of work completed. Sales revenues that do not meet the criteria for percentage of completion recognition are recorded when the performance of the agreed services is achieved. Under specified agreements with certain customers, the Company receives logistics and distribution management revenues for the future delivery of the products related to print services already provided for which the revenues are recognized once freight is received by the shipping facility.

Revenue is presented in the consolidated statements of income net of rebates, discounts, and amortization of contract acquisition costs. Discounts are recorded as reductions of revenue and the cost of free services is recorded as cost of goods sold when the revenue for the related purchase is recorded. Provisions for estimated losses, if any, are recognized in the period in which the loss is determinable.

Services are sold either stand-alone or together as a multiple service. Certain components of multiple service arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. These identifiable elements include pre-media manufacturing, commercial impression, and delivery. For arrangements which include multiple elements and for which the criteria for recognition as a multiple element arrangements are met, the total contract value is allocated to each element based on their relative fair values. Where the criteria are not met, it is recognized as a single unit of accounting according to revenue recognition criteria stated above.

(e)   Contract acquisition costs

Contract acquisition costs consist of cash payments or accruals related to amounts payable or credits owed to customers in connection with long term agreements. Contract acquisition costs are generally amortized as reductions of revenue ratably over the related contract term or as related sales volume has been recognized. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, the Company evaluate the carrying value of the contract acquisition costs to determine whether impairment has occurred. These costs are included in other assets in the consolidated balance sheets.

(f)    Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(g)   Trade receivables

Any gains or losses on the sale of trade receivables are calculated by comparing the carrying amount of the trade receivables sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. The fair value of the retained interest approximates its carrying value given the short-term nature of associated cash-flows. Costs, including losses on the sale of trade receivables, are recognized in income in the period incurred and included in securitization fees.

(h)   Inventories

Raw materials and supplies are valued at the lower of cost, as determined using the first in, first out method, or market being replacement cost. The work in process is valued at the pro rata billing value of the work completed.

(i)    Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation, testing charges and interest incurred with respect to property, plant and equipment until they are ready for commercial production. Repair and maintenance are expensed as incurred.

Depreciation is provided using the straight-line basis over the estimated useful lives as follows:

Assets	Estimated useful lives
Buildings	15 to 40 years
Machinery and equipment	3 to 18 years
Leasehold improvements	Lesser of the term of the lease or useful life

(j)    Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement.

(k)   Income taxes

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

(l)    Stock-based compensation

The Company uses the fair value based method of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to additional paid-in capital. When stock options are exercised, capital stock is credited with the sum of the consideration paid together with the related portion previously recorded to paid-in capital.

The Company adopted prospectively the fair value based method of accounting for stock-based compensation on January 1, 2003. Prior to that date, the Company, as permitted by Section 3870, had chosen to continue using the settlement based method and no compensation cost was recorded on the grant of stock options to employees. However, pro forma net income and diluted earnings per share for awards granted in 2002 are disclosed in Note 17 using the fair value based method.

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(l)   Stock-based compensation (cont'd)

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

(m)  Derivative financial and commodity instruments

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

The Company enters into interest rate swaps in order to manage the impact of fluctuating interest rates on its short-term and long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the underlying debt interest cost. Interest expense on the debt is adjusted to include amounts payable or receivable under the interest rate swaps.

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

(n)   Employee future benefits

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

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(n)   Employee future benefits (cont'd)

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

(o)   Environmental expenditures

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

(p)   Impairment of long-lived assets

The Company reviews, when a triggering event occurs, the carrying values of its long-lived assets by comparing the carrying amount of the asset or group of assets to the expected future undiscounted cash flows to be generated by the asset or group of assets. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value, based on quoted market prices, when available, or on the estimated present value of future cash flows.

(q)   Asset retirement obligations

The fair value of the future removal obligations on certain land and buildings is recorded as a liability on a discounted basis when it is incurred and an asset retirement cost of the equivalent amount is capitalized to fixed assets. The obligation is discounted using the Company's credit-adjusted risk free-rate and is reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The Company amortizes the asset retirement cost capitalized to fixed assets and recognizes accretion expense in connection with the discounted liability over the estimated remaining useful life of the properties.

(r)   Comparative figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation adopted for the current period.

2.    IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

2005 IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

In 2005, the Company recorded impairment of long-lived assets, accelerated depreciation and restructuring charges of $98.1 million, composed of non-cash items of $53.9 million and cash items of $44.2 million, of which $3.9 million was related to discontinued operations.

The following table sets forth the segmented information and the category of charges.

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total restructuring charges	Impairment of assets, accelerated depreciation and pension curtailments	Total impairment of assets, restructuring and other charges
North America	$12.7	$4.7	$17.4	$9.1	$26.5
Europe	14.4	12.0	26.4	44.5	70.9
Latin America	0.3	0.1	0.4	0.3	0.7

	$27.4	$16.8	$44.2	$53.9	$98.1

Discontinued Operations	$3.8	$0.1	$3.9	$—	$3.9
Continuing Operations	23.6	16.7	40.3	53.9	94.2

	$27.4	$16.8	$44.2	$53.9	$98.1

Impairment of long-lived assets

In 2005, the Company performed a review of its long-lived assets. Following impairment tests on various specific units, the Company concluded that some assets, mainly in Europe, were impaired. Accordingly, for the year, the Company recorded an impairment of long-lived assets and accelerated depreciation related to facilities included in the 2005 restructuring initiatives of $53.7 million. The $53.7 million included $8.9 million for North America, $44.5 million for Europe and $0.3 million for Latin America.

During the fourth quarter of 2005, the Company recorded an impairment on long-lived assets and accelerated depreciation of $5.4 million. The impairment of long-lived assets and accelerated depreciation recorded for the first, second and third quarter were respectively $24.6 million, $16.0 million and $7.7 million.

2005 restructuring initiatives

During the fourth quarter of 2005, the Company recorded cash costs of $4.8 million, of which $1.7 million was for new workforce reductions initiatives and $3.1 million resulting from the continuation of the previous quarter of 2005 initiatives. The Company also recorded a reversal of $0.2 million in the non-cash costs for the revised curtailment of one of the Canadian pension plans recorded in the first quarter.

During the third quarter of 2005, the Company continued its restructuring initiatives by approving the downsizing of operations in Helio Corbeil, France, and other workforce reductions across the Company. The cash costs of these initiatives were estimated at $7.4 million, of which $5.7 million were recorded during the third quarter. The Company also recorded $0.5 million related to first and second quarter initiatives.

During the second quarter of 2005, the Company approved restructuring initiatives for the second phase of the downsizing operations in Corby, the closure of a Canadian facility and other workforce reductions across the Company. These initiatives were estimated at $18.2 million, of which $12.3 million were recorded during the second quarter. The Company had also recorded cash restructuring charges of $3.9 million for severance related to the disposal of a non-core facility.

During the first quarter of 2005, the Company approved the first phase of the downsizing operations in Corby and other workforce reductions across the Company. The cash cost of these initiatives estimated at $3.8 million was recorded in the first quarter. The non-cash cost of these initiatives included $0.4 million for the curtailment of one of the Company's Canadian pension plans.

Prior years' restructuring initiatives

In 2005, the Company recorded $11.5 million resulting from the continuation of the 2004 initiatives and $2.2 million for the pension obligation related to the Effingham multiemployer benefit plan. The review and execution of the prior years' initiatives resulted in a net reversal of $0.5 million comprised of a cash overspending of $3.4 million, and $3.9 million reversal of prior years' restructuring and other charges.

During the fourth quarter of 2005, the Company recorded $1.1 million resulting from the continuation of the 2004 initiatives mainly in Sweden and a net overspending of $0.8 million on leasing and facility costs in North America resulting from the execution of prior year initiatives.

2.    IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

2004 IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

In 2004, the Company recorded impairment of assets, restructuring and other charges of $122.1 million of which $6.5 million were related to discontinued operations. Non-cash items amounted to $83.3 million of which $4.3 million were related to discontinued operations and cash items amounted to $38.8 million with $2.2 million related to discontinued operations.

The following table sets forth the segmented information and the category of charges.

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total restructuring charges	Impairment of assets and pension curtailments	Total impairment of assets, restructuring and other charges
North America	$22.2	$2.8	$25.0	$49.8	$74.8
Europe	9.2	2.2	11.4	29.2	40.6
Latin America	1.7	0.1	1.8	3.9	5.7
Other	0.6	—	0.6	0.4	1.0

	$33.7	$5.1	$38.8	$83.3	$122.1

Discontinued Operations	$1.6	$0.6	$2.2	$4.3	$6.5
Continuing Operations	32.1	4.5	36.6	79.0	115.6

	$33.7	$5.1	$38.8	$83.3	$122.1

Impairment of assets

The execution of the 2004 restructuring initiatives resulted in certain long-lived assets being permanently idled. In addition, the initiatives and other events triggered a recoverability test on other groups of assets. Accordingly, for the year, the Company recorded an impairment of long-lived assets of $73.3 million of which $4.3 million were related to discontinued operations, and $1.1 million of impairment on other assets.

2004 restructuring initiatives

During the fourth quarter, the Company recorded cash costs of $13.0 million, of which $0.4 million for discontinued operations. The $13.0 million included $9.7 million for new initiatives and $3.3 million resulting from the continuation of the second and third quarter initiatives. Restructuring initiatives were pursued and resulted in the approval of the consolidation of four small facilities in North America, one in Europe and other workforce reductions across the Company. The cash costs of these initiatives was estimated at $14.5 million, of which $9.7 million was recorded in the fourth quarter. The non-cash cost of these initiatives included $0.9 million for the curtailment of one of the Company's U.S. pension plans.

In the third quarter, the Company approved the closure of the Stockholm facility in Sweden, the consolidation of a small facility in North America and other workforce reductions across the Company. The cash cost of these initiatives includes $0.1 million related to discontinued operations and was initially estimated at $17.5 million, of which $6.9 million, mostly related to workforce reductions, was recorded in the third quarter. The Company also recorded $1.4 million resulting from the continuation of the second quarter initiatives and $2.7 million for the pension obligation related to the Effingham multiemployer benefit plan.

In the second quarter of 2004, the Company initiated other restructuring initiatives to improve asset utilization and enhance efficiency. The restructuring initiatives included the closure of the Effingham, Illinois facility in the Magazine platform, an important downsizing at the Kingsport, Tennessee facility in the Book platform and other workforce reductions across the Company. The cash cost of these initiatives was initially estimated at $18.3 million, of which $11.2 million that included $1.6 million for discontinued operations, was recorded in the second quarter of 2004. These costs excluded a pension obligation related to the Effingham multiemployer benefit plan that could not be reasonably estimated at that time. The non-cash cost of these initiatives included $8.0 million for the curtailment and settlement of one of the Company's U.S. pension plans.

In the first quarter of 2004, the Company initiated restructuring initiatives and recorded $5.0 million for workforce reductions of which $0.1 million was related to discontinued operations.

2.    IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

2004 IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

Prior years' restructuring initiatives

In 2004, the review and execution of the prior years' initiatives resulted in a net reversal of $1.4 million comprised of a cash overspending of $6.6 million, and $8.0 million reversal of prior years' restructuring and other charges, mostly due to the cancellation or the termination of 75 employee positions.

2003 IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

In 2003, the Company recorded an impairment of assets, restructuring and other charges of $98.3 million of which $3.8 million were related to discontinued operations. Non-cash items amounted to $60.4 million, and cash items to $37.9 million. Of the $37.9 million in cash items, $31.7 million was spent in North America, including $3.1 million related to discontinued operations, $1.8 million in Europe and $3.6 million in Latin America.

Impairment of assets

During 2003, the Company reviewed the status of long-lived assets. Accordingly, the Company recorded an impairment of long-lived assets of $60.4 million. The $60.4 million included $46.7 million for North America of which $0.7 million was related to discontinued operations, $5.0 million for Europe and $8.2 million for Latin America.

2003 restructuring initiatives

In 2003, the Company continued its restructuring initiatives and recorded a cash cost of $38.9 million consisting of $33.1 million in workforce reductions and $5.8 million of additional closure costs of four smaller facilities. The restructuring charge related to discontinued operations was $3.1 million.

Prior years' restructuring initiatives

In 2003, the review and the execution of the 2002 and 2001 initiatives resulted in a net reversal of $1.0 million comprised of a cash overspending of $12.9 million, and a $13.9 million reversal of prior year restructuring and other charges. The cash overspending was related to the cost of closed facilities not yet disposed of, office leases not yet subleased, and other completed initiatives.

2.    IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

CONTINUITY OF THE RESERVE FOR RESTRUCTURING AND OTHER CHARGES

As at January 1, 2005, the balance of the restructuring reserve was $35.2 million. This amount related mostly to workforce reductions across the platform and lease and facility carrying costs. The Company utilized $49.9 million of the current and prior years' restructuring and other charges reserves during the twelve-month period ended December 31, 2005.

The following table sets forth the Company's 2005 restructuring reserve and activities against the reserves carried forward from 2004:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	2005	2004
Balance, beginning of year	$21.3	$13.9	$35.2	$45.8
Overspending on prior years' initiatives	0.9	2.5	3.4	6.6
Reversal of previous years' reserves	(2.9)	(1.0)	(3.9)	(8.0)
2004 initiatives	3.9	9.8	13.7	40.2
2005 initiatives	25.5	5.5	31.0	—

	27.4	16.8	44.2	38.8
Reserve utilized in 2005	(32.5)	(17.4)	(49.9)	(50.6)
Foreign currency changes	(0.9)	(0.7)	(1.6)	1.2

Balance, end of year	$15.3	$12.6	$27.9	$35.2

Cash disbursement related to this reserve are expected to be as follows:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total
2006	$15.3	$7.2	$22.5
2007	—	2.7	2.7
2008	—	1.6	1.6
2009	—	0.8	0.8
2010 and thereafter	—	0.3	0.3

	$15.3	$12.6	$27.9

ADDITIONAL RESTRUCTURING CHARGES

Further to the disbursement of $27.9 million, $8.7 million of restructuring charges related to the 2005 and 2004 initiatives remain to be recorded in 2006 when the liabilities related to the initiatives will have been contracted.

3.    FINANCIAL EXPENSES

	Note	2005	2004	2003
Interest on long-term debt and convertible notes		$119.4	$123.5	$151.8
Interest on short-term debt		3.1	3.9	9.0
Amortization of deferred financing costs		1.9	2.9	3.6
Exchange losses (gains)		50.4	(25.3)	(45.7)
Exchange losses (gains) from reductions of net investments in self-sustaining foreign operations	18	—	(1.0)	5.3
Derivative financial instruments		(48.0)	28.7	54.9
Loss on extinguishment of long-term debt		—	2.0	30.2

		126.8	134.7	209.1
Interest capitalized to the cost of equipment		(7.6)	(1.5)	(2.3)

		$119.2	$133.2	$206.8

Portion included in discontinued operations	7	0.2	0.1	2.3

		$119.0	$133.1	$204.5

Cash interest payments		$112.9	$130.8	$160.9

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

4.    INCOME TAXES

The domestic and foreign components of income (loss) from continuing operations, before income taxes are as follows:

	2005	2004	2003
Domestic	$29.7	$0.4	$(8.4)
Foreign	(128.4)	222.0	15.8

	$(98.7)	$222.4	$7.4

Total income tax expense was allocated as follows:

	Note	2005	2004	2003
Continuing operations		$50.4	$77.0	$37.0
Discontinued operations	7	14.3	1.9	2.1
Shareholders' equity:
Translation adjustment		(0.9)	6.7	—
Dividends on preferred shares		4.0	3.8	5.3

		$67.8	$89.4	$44.4

Income tax expense (recovery) attributable to income consists of:

	Note	2005	2004	2003
Current:
Domestic		$23.4	$1.9	$8.2
Foreign		62.0	34.2	15.8

		85.4	36.1	24.0
Portion included in discontinued operations	7	17.1	0.8	5.2

		68.3	35.3	18.8
Future:
Domestic		(5.1)	5.9	(12.6)
Foreign		(15.6)	36.9	27.7

		(20.7)	42.8	15.1
Portion included in discontinued operations	7	(2.8)	1.1	(3.1)

		(17.9)	41.7	18.2

Total from continuing operations		$50.4	$77.0	$37.0

4.    INCOME TAXES (CONT'D)

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company in the determination of net income (loss) from continuing operations:

	2005	2004	2003
Domestic statutory tax rate	34.2%	33.7%	35.1%

Increase (reduction) resulting from:
Change in valuation allowance	(42.0)	11.9	668.8
Effect of foreign tax rate differences	34.2	(15.3)	(536.5)
Permanent differences	(3.9)	3.1	(45.9)
Changes in enacted and average tax rates on cumulative temporary differences	0.1	(0.8)	380.0
Large corporation tax	(1.2)	0.2	8.3
Goodwill impairment	(63.5)	—	—
Other	(9.0)	1.8	(7.0)

Effective tax rate	(51.1)%	34.6%	502.8%

Income taxes paid	$22.3	$66.2	$17.0

The tax effects of significant items comprising the Company's net future tax liability are as follows:

	2005	2004
Future tax assets:
Operating loss carryforwards	$259.6	$180.6
Tax credit carryforwards	17.3	14.0
Trade receivables	7.8	10.1
Acquisition and restructuring reserves	3.9	12.9
Pension, postretirement and workers compensation benefits	35.8	36.6
Accrued compensation	46.3	45.4
Other	20.4	20.6

Gross future tax assets	391.1	320.2

Future tax liabilities:
Property, plant and equipment	(388.7)	(397.1)
Inventories	(31.0)	(32.7)
Goodwill and other assets	(59.3)	(68.0)
Other	(21.2)	(15.6)

Gross future tax liabilities	(500.2)	(513.4)

Valuation allowance	(230.7)	(170.6)

Net future tax liability	(339.8)	(363.8)
Less current portion of:
Future tax assets	34.4	43.2
Future tax liabilities	(1.7)	(4.4)

Future tax liability	$(372.5)	$(402.6)

The 2005 and 2004 amounts above include a valuation allowance of $230.7 million and $170.6 million respectively, relating to loss carryforwards and other tax benefits available. The valuation allowance for future tax assets as of January 1, 2004 was $137.9 million. The net change in the total valuation allowance for the years ended December 31, 2005 and 2004 were explained by $41.5 million and $26.4 million respectively, allocated to income from operations.

4.    INCOME TAXES (CONT'D)

Subsequent recognition of the tax benefits relating to the valuation allowance for future tax assets as of December 31, 2005 will be allocated as follows:

Income tax benefit will be reported:
In the consolidated statement of income	$207.5
As a reduction of goodwill	23.2

$230.7

At December 31, 2005, the Company had net operating loss carryforwards for income tax purposes of $697.3 million, of which $613.9 million can be carried forward indefinitely and $83.4 million expire between 2006 and 2025. In the United States, the Company had no Federal net operating loss carryforwards. The amount of US Federal alternative minimum tax credit and general business tax credit available was $4.3 million, for which a full valuation allowance has been taken. The Company also had state net operating loss and state tax credit carryforwards valued net of federal tax benefit of approximately $35.2 million and $12.3 million, respectively. These loss and tax credit carryforwards expire between 2006 and 2025. Limitations on the utilization of these tax assets may apply and the Company has accordingly provided a valuation allowance in the amount of $26.4 million.

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

5.    EARNINGS (LOSS) PER SHARE

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

The following table sets forth the computation of basic and diluted earnings per share for continuing operations:

	2005	2004	2003
Net income (loss)	$(148.8)	$139.9	$(32.7)
Net income available to holders of preferred shares	39.6	37.5	36.5

Net income (loss) available to holders of equity shares	$(188.4)	$102.4	$(69.2)

(in millions)
Weighted average number of equity shares outstanding	131.8	132.4	136.0
Effect of dilutive stock options	—	0.2	—

Weighted average number of diluted equity shares outstanding	131.8	132.6	136.0

Earnings (loss) per share:
Basic and Diluted	$(1.43)	$0.77	$(0.51)

For the purpose of calculating diluted earnings per share, the effects of the convertible notes were excluded, since their inclusion is anti-dilutive. For 2003 and 2005, the effects of all stock options were also excluded. For 2004, the effects of 2,684,309 options expiring between 2006 and 2014 were excluded, since their exercise price is greater than the average market price of shares of the same category.

Earnings (loss) per share for discontinued operations are calculated by dividing the net income (loss) from discontinued operations (net of tax) by the weighted average number of equity shares outstanding during the year.

6.    BUSINESS ACQUISITIONS

During the years ended December 31, 2005, 2004 and 2003, the Company acquired the following businesses, which have been accounted for by the purchase method, and earnings are included in the consolidated statements of income since the date of acquisition.

2005

In August 2005, the Company acquired minority interests in its French operations for a cash consideration of $0.6 million, of which $0.2 million has been recorded in goodwill.

In March 2005, the Company acquired minority interests in its North American operations for a cash consideration of $6.4 million.

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

Net assets acquired at fair value:

	2005	2004	2003
Assets acquired:
Non-cash operating working capital	$—	$(0.8)	$—
Property, plant and equipment	(0.5)	11.8	—
Goodwill	0.2	20.7	5.2
Other assets	—	0.2	—
Minority interest	7.1	22.6	2.3
Liabilities assumed:
Future income taxes	(0.2)	4.0	—

Net assets acquired	$7.0	$50.5	$7.5

Consideration:
Cash	$7.0	$50.5	$7.5

7.    DISCONTINUED OPERATIONS AND OTHER DISPOSALS

(a)
Discontinued Operations

On May 10, 2005, the Company announced its intention to divest its North American non-core Commercial Printing Group, one of the largest providers of general, financial, packaging and commercial specialty printing services throughout the United States, Canada, and Mexico, in order to focus on its core long-run print business. Consequently, the operating results related to these activities have been presented separately in the Company's consolidated statement of income as discontinued operations and comparative figures have been restated to conform to the presentation adopted in 2005.

In December 2005, the Company sold its interest in a subsidiary of its non-core commercial printing group in Canada, for a total consideration of $17.1 million that was received subsequently to December 31, 2005. The Company realized a gain amounting to $2.6 million ($1.2 net of income tax) which was recorded as an increase in the net income from discontinued operations. A reduction of $6.3 million relating to goodwill of the North American segment was recorded within discontinued operations.

In November 2005, the Company sold the operating assets in some of its subsidiaries in the non-core commercial printing group in Canada for a total consideration of $34.6 million. The Company realized a loss amounting to $3.5 million ($6.4 million net of income tax) which was recorded as a reduction in net income from discontinued operations. The selling price is subject to an adjustment based on the closing working capital. A reduction of $12.2 million relating to goodwill of the North American segment was recorded within discontinued operations.

In November 2005, the Company sold the operating assets of some units of its non-core commercial printing group in the United States for a total consideration of $61.3 million. The sales price was comprised of $32.8 million of cash, $20.0 million of preferred units of Matlet Group, LLC (purchaser) and $8.5 million in a promissory note receivable. The Company realized a gain amounting to $11.2 million (a loss of $1.9 million net of income tax), which was recorded as a reduction in net income from discontinued operations. The selling price is subject to an adjustment based on the closing working capital. A reduction of $23.1 million relating to goodwill of the North American segment was recorded within discontinued operations.

7.    DISCONTINUED OPERATIONS AND OTHER DISPOSALS (CONT'D)

(a)
Discontinued Operations (cont'd)

On August 4, 2005, the Company concluded the sale of certain assets related to its Westwood, Massachusetts facility, one of the business units of its non-core commercial printing group in the United States, for a cash consideration of $2.6 million resulting in a loss on disposal of $0.8 million ($0.8 million, net of income tax). A reduction of $0.9 million relating to goodwill of the North American segment was recorded within discontinued operations.

On June 30, 2005, the Company concluded the sale of certain assets related to its Los Angeles, California facility, one of the business units of its non-core commercial printing group in the United States, for a cash consideration of $0.5 million. On July 19, 2005, the Company sold additional assets related to this facility for a cash consideration of $0.8 million. This resulted in a loss on disposal of $6.3 million ($4.1 million, net of income tax recovery). Under the terms of the agreement, the Company has assumed obligations for termination benefits relating to this business that have been recorded as part of restructuring and other charges, and has retained certain operating leases. A reduction of $0.4 million relating to goodwill of the North American segment was recorded within discontinued operations.

Summarized financial information for the discontinued operations is as follows:

Operations summary of discontinued operations

	Note	2005	2004	2003
Revenues		$212.7	$282.6	$343.4
Cost of sales and selling, general and administrative expenses		207.1	259.9	322.9
Depreciation and amortization		4.2	10.4	11.0
Restructuring and other charges	2	3.9	6.5	3.8
Gain on disposal of business units		(3.2)	—	—

Operating income		0.7	5.8	5.7
Financial expenses	3	0.2	0.1	2.3

Income before income taxes		0.5	5.7	3.4
Income taxes	4	14.3	1.9	2.1

Net income (loss) from discontinued operations		$(13.8)	$3.8	1.3

Summary of assets and liabilities sold

For the year ended December 31, 2005	Discontinued Operations	Other	Total
Assets sold:
Cash and cash equivalents	$0.8	$3.9	$4.7
Non-cash operating working capital	21.3	1.3	22.6
Property, plant and equipment	47.2	0.3	47.5
Goodwill	42.9	—	42.9
Other assets	0.3	—	0.3
Liabilities sold:
Long-term debt	—	0.2	0.2
Other liabilities	0.7	0.7	1.4

Net assets sold	$111.8	$4.6	$116.4

Proceeds:
Cash	$71.3	$0.3	$71.6
Preferred shares	20.0	—	20.0
Balance of sales price receivable	25.8	—	25.8
Sales price adjustment payable	(2.1)	—	(2.1)

	$115.0	$0.3	$115.3

(b)
Other Disposals

In November 2005, the Company sold its investment in a facility in Beaugency, France for a cash consideration of 1 Euro, resulting in a loss on disposal of $4.3 million, which was recorded as a reduction of selling, general and administrative expenses.

In March 2005, the Company sold its investment in a facility in Torcy, France for a cash consideration of 1 Euro. The Company also sold the operating assets of a division of a subsidiary in France for a total cash consideration of $0.3 million. No gain or loss was realized on these transactions in 2005.

8.    RESTRICTED CASH

On March 1, 2005, the Company pledged $33.1 million ($7.0 million on March 1, 2004) of cash held in a short-term liquidity fund, as collateral for a standby letter of credit issued to an insurer related to estimated disbursements for the settlement of claims to be incurred by the Company's captive insurance subsidiary. The standby letter of credit is automatically renewable annually for an indefinite period of time and accordingly, the pledged amount held in a liquidity fund will also be renewed annually.

9.    TRADE RECEIVABLES

Asset securitization

In 2005, the Company renewed and amended its 1999 agreement to sell, with limited recourse, a portion of its US trade receivables on a revolving basis (the "US Program"). The amendment allows for more flexibility in the Company's reporting requirements to the purchaser and the Company continues to have the option to extend the term of the US Program for an additional year. The US Program limit is $510.0 million and has been extended through September 29, 2006. As at December 31, 2005, the amount outstanding under the US Program was $467.0 million ($500.0 million as at December 31, 2004).

In 2005, the Company amended its 2003 agreement to sell, with limited recourse, a portion of its Canadian trade receivables on a revolving basis (the "Canadian Program"). The Canadian Program limit is Cdn$135.0 million. As at December 31, 2005, the amount outstanding under the Canadian Program was Cdn $100.0 million ($86.0 million) (Cdn $126.0 million ($104.8 million) as at December 31, 2004). The program was amended to accommodate its existing credit rating by Dominion Bond Rating Service.

In 2005, the Company also sold, with limited recourse, a portion of its French and Spanish trade receivables on a revolving basis under the terms of a European securitization agreement dated June 2001 (the "European Program"). The European Program limit is 153.0 million Euro. As at December 31, 2005, the amount outstanding under the European Program was 118.0 million Euro ($139.8 million) (133.5 million Euro ($180.7 million) as at December 31, 2004).

The Company has retained the responsibility for servicing, administering and collecting trade receivables sold. No servicing asset or liability has been recognized, since the fees the Company receives for servicing the receivables approximate the related costs.

At December 31, 2005, an aggregate of $825.7 million ($936.1 million as at December 31, 2004) of trade receivables have been sold under the three programs, of which $132.9 million ($150.6 million as at December 31, 2004) were kept by the Company as a retained interest, resulting in a net aggregate consideration of $692.8 million ($785.5 million as at December 31, 2004) on the sale. The retained interest is recorded in the Company's trade receivables, and its fair market value approximates its cost, given the short nature of the collection period of the trade receivables sold. The rights of the Company on the retained interest are subordinated to the rights of the investors under the programs. There is no recourse under the programs on the Company's other assets for failure of debtors to pay when due, other than the retained interest of the Company.

Securitization fees vary based on commercial paper rates in Canada, the United States and Europe and, generally, provide a lower effective funding cost than available under the Company's bank facilities.

Proceeds from revolving sales between the securitization trusts and the Company in 2005 totalled $4.9 billion ($4.8 billion in 2004).

10.    INVENTORIES

	2005	2004
Raw materials and supplies	$239.4	$268.4
Work in process	125.0	151.1

	$364.4	$419.5

11.    PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated depreciation	Net book value
December 31, 2005
Land	$90.5	$—	$90.5
Buildings and leasehold improvements	801.8	252.3	549.5
Machinery and equipment	3,670.4	2,261.1	1,409.3
Projects under development	246.6	—	246.6

	$4,809.3	$2,513.4	$2,295.9

December 31, 2004
Land	$92.5	$—	$92.5
Buildings and leasehold improvements	876.6	270.6	606.0
Machinery and equipment	3,902.0	2,270.8	1,631.2
Projects under development	43.9	—	43.9

	$4,915.0	$2,541.4	$2,373.6

11.    PROPERTY, PLANT AND EQUIPMENT (CONT'D)

As at December 31, 2005, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $152.2 million ($185.0 million as at December 31, 2004) and $70.1 million ($78.0 million as at December 31, 2004) respectively, for the assets held under capital leases. Depreciation expenses of property, plant and equipment held under capital leases amounted to $5.6 million in 2005 ($7.0 million in 2004, and $17.6 million in 2003).

12.    GOODWILL

In the fourth quarter of 2005, the Company completed its annual goodwill impairment test. The European reporting unit has suffered from poor market conditions throughout 2005, namely continued price erosion and decreased volumes, as well as several production inefficiencies and the loss of an important client. As a result, the Company concluded that the carrying amount of goodwill for the European reporting unit was not fully recoverable and an impairment charge of $243 million was taken at December 31, 2005.

The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

	North America	Europe	Latin America	Total
Balance as at December 31, 2004	$2,198.3	$445.4	$8.2	$2,651.9
Goodwill acquired	—	0.2	—	0.2
Business disposal	(42.9)	—	—	(42.9)
Goodwill impairment	—	(243.0)	—	(243.0)
Foreign currency changes	1.3	(61.7)	(0.1)	(60.5)

Balance as at December 31, 2005	$2,156.7	$140.9	$8.1	$2,305.7

13.    LONG-TERM DEBT

	Maturity	2005	2004
Revolving bank facility $1.0 B (a)	2009	$334.2	$417.8
Senior Notes 4.875% and 6.125% (b)	2008, 2013	597.5	597.2
Senior Notes 8.42% and 8.52% (c)	2010, 2012	250.0	250.0
Senior Notes 7.20% (d)	2006	250.0	250.0
Senior Debentures 7.25% (e)	2007	150.0	150.0
Senior Debentures 6.50% (f)	2027	3.2	3.2
Senior Notes 8.54% and 8.69% (g)	2015, 2020	121.0	121.0
Other debts and capital leases (h)	2006-2016	33.7	48.3

		1,739.6	1,837.5
Less current portion		7.7	11.7

		$1,731.9	$1,825.8

(a)
In December 2005, the Company extended, for an additional year, its existing revolving bank facility. The bank facility is composed of three tranches each maturing in January 2009. All three tranches can be extended on a yearly basis. The facility contains certain restrictions, including the obligation to maintain certain financial ratios. The facility can be used for general corporate purposes. The Company paid fees for the unused portion of $1.8 million in 2005 ($1.2 million in 2004).

  The revolving bank facility bears interest at variable rates based on Bankers' Acceptances or LIBOR rates. At December 31, 2005, the drawings under this facility are denominated in Canadian and US dollars and bear interest at 4.62% and 5.62%, respectively.

(b)
In November 2003, the Company issued, at a discount, Senior Notes for a principal amount of $600.0 million comprised of two tranches. The first tranche of $200.0 million matures on November 15, 2008 and the second tranche of $400.0 million matures on November 15, 2013. Issuance costs of $4.8 million were paid on this transaction.

(c)
In July 2000, the Company issued Senior Notes for a principal amount of $250.0 million comprised of two tranches. The first tranche of $175.0 million matures on July 15, 2010, while the second tranche of $75.0 million matures on July 15, 2012. These notes contain certain restrictions, which are generally less restrictive than those of the revolving bank facility.

13.    LONG-TERM DEBT (CONT'D)

(d)
In March 2001, the Company issued Senior Notes for a principal amount of $250.0 million maturing in March 2006. A portion of $33.0 million of the notes bears a floating interest rate, but has been swapped to a fixed rate at the same rate as the coupon on the fixed rate portion (see Note 19 (c)). These notes contain certain restrictions, which are generally less restrictive than those of the revolving bank facility. At December 31, 2005, the Senior Notes were classified as long-term, since the Company has the ability and the intent to maintain such debt on a long-term basis and has long-term bank facilities available (see (a) above) to replace such debt, if necessary.

(e)
The Senior Debentures mature on January 15, 2007.

(f)
The Senior Debentures due on August 1, 2027 were redeemable at the option of the holder at their par value on August 1, 2004. Out of a principal amount of $150.0 million, $146.8 million Senior Debentures were tendered and repurchased at par value.

(g)
In September 2000, the Company issued Senior Notes for a principal amount of $121.0 million comprised of two tranches. The first tranche of $91.0 million matures on September 15, 2015 and the second tranche of $30.0 million matures on September 15, 2020. These Notes contain certain restrictions, which are generally less restrictive than those of the revolving bank facility.

(h)
Other debts and capital leases are partially secured by assets. An amount of $13.8 million ($23.0 million as at December 31, 2004) is denominated in Euro, an amount of $2.6 million ($3.3 million as at December 31, 2004) in Swedish kronas and an amount of $1.0 million ($ 1.4 million as at December 31, 2004) in Canadian dollars. At December 31, 2005, these debts and capital leases bear interest at rates ranging from 0.0% to 10.8%.

The Company was in compliance with all significant debt covenants at December 31, 2005.

Principal repayments on long-term debt are as follows:

2006	$7.7
2007	153.8
2008	205.1
2009	592.0
2010	177.1
2011 and thereafter	603.9

14.    OTHER LIABILITIES

	2005	2004
Postretirement benefits	$70.8	$73.5
Pension liability	82.8	86.3
Workers' compensation accrual	40.8	30.3
Reserve for environmental matters	13.2	15.9
Derivative financial instruments	5.8	26.4
Other	45.9	45.1

	$259.3	$277.5

15.    CONVERTIBLE NOTES

	Maturity	2005	2004
Convertible senior subordinated notes 6.00%	2007	$115.5	$112.6

15.    CONVERTIBLE NOTES (CONT'D)

The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by WCP and revalued at the time WCP was acquired by the Company in order to reflect their fair value based on the Company's borrowing rate for similar financial instruments. The equity component of the notes, which corresponds to the option of the holder to convert the notes into equity shares of the Company, was valued at the date of acquisition and classified as additional paid-in capital. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company, which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2002 to the final maturity. Pursuant to the terms of the convertible notes, the Company repurchased $7.6 million of the notes in 1999 following a tender offer at par for 100% of the face value of $151.8 million. The Company subsequently repurchased notes in the open market in 2000 for the principal amount of $24.7 million thereof. The aggregate principal amount of the notes, as at December 31, 2005, was $119.5 million ($119.5 million as at December 31, 2004). The number of equity shares to be issued upon conversion of the convertible notes would be 3,656,201.

16.    CAPITAL STOCK

(a)   Authorized

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

The Series 2 Cumulative Redeemable First Preferred Shares may be converted at every fifth anniversary into Series 3 Cumulative Redeemable First Preferred Shares under certain conditions.

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

The Series 4 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn$1.6875 per share per annum, payable quarterly, if declared. On and after March 15, 2006, these preferred shares are redeemable at the option of the Company at Cdn$25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after June 15, 2006, these preferred shares may be converted at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

The Series 5 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn$1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, these preferred shares are redeemable at the option of the Company at Cdn$25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after March 1, 2008, these preferred shares may be converted at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

(b)   Issued and outstanding

Each series of Preferred Shares ranks pari passu with every other series of Preferred Shares.

	December 31, 2005		December 31, 2004		December 31, 2003
	Number	Amount	Number	Amount	Number	Amount
(Thousands of shares)
Multiple voting shares	46,987	$93.5	46,987	$93.5	46,987	$93.5
Subordinate voting shares	83,981	1,138.5	85,604	1,155.2	84,964	1,143.0
Redeemable first preferred shares:
Series 3	12,000	212.5	12,000	212.5	12,000	212.5
Series 4	8,000	130.2	8,000	130.2	8,000	130.2
Series 5	7,000	113.9	7,000	113.9	7,000	113.9

	27,000	456.6	27,000	456.6	27,000	456.6

Total capital stock		$1,688.6		$1,705.3		$1,693.1

During 2005, there were 315,065 Subordinate Voting Shares issued under the Company's stock option plan (55,363 in 2004 and 27,346 in 2003) and 487,832 Subordinate Voting Shares issued under the Company's employee stock purchase plans (584,474 in 2004 and 779,499 in 2003) for a total cash consideration of $16.3 million ($12.2 million in 2004 and $13.5 million in 2003). Pursuant to the acquisition of World Color Press in 1999, the Company issued 11,371 Subordinate Voting Shares in 2005.

16.    CAPITAL STOCK (CONT'D)

(c)   Share repurchases

On May 10, 2005 the Company announced a Normal Course Issuer Bid Program (the "Program") under which a maximum of 7,300,000 Subordinate Voting Shares can be repurchased. The purchases will be made during a twelve-month period from May 13, 2005 to May 12, 2006. As at December 31, 2005, the Company repurchased for cancellation under the Program, a total of 2,438,500 Subordinate Voting Shares for a net cash consideration of Cdn $58.2 million ($46.6 million). The excess of the price paid over the book value of the shares repurchased amounting to Cdn $12.3 million ($9.8 million) was charged to retained earnings.

In June 2003, the Company repurchased for cancellation a total of 10,000,000 Subordinate Voting Shares pursuant to its Substantial Issuer Bid dated April 24, 2003 for a net cash consideration, including redemption fees, of Cdn$241.1 million ($173.6 million). The Substantial Issuer Bid expired at midnight (Montreal time) on the evening of June 2, 2003. The excess of the price paid over the book value of the shares repurchased, amounting to $39.3 million, was charged to retained earnings.

17.    STOCK-BASED COMPENSATION PLANS

(a)   Employee share purchase plans

The Employee Stock Purchase Plan gives eligible employees in the United States the opportunity to acquire shares of the Company's capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees' behalf, a further amount equal to 17.5% of the total amount invested by the employee. The number of shares that may be issued and sold under the plan is limited to 4,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. At December 31, 2005, 3,448 employees (4,107 as at December 31, 2004 and 6,559 as at December 2003) were participating in the plan. The total number of plan shares issued for employees was 333,646 in 2005, including the Company's contribution of 49,692 (417,769 in 2004, including the Company's contribution of 62,221 and 600,310 in 2003, including the Company's contribution of 89,408) which represented compensation expenses amounting to $1.0 million in 2005 ($1.1 million in 2004 and $1.9 million in 2003).

The Employee Share Investment Plan gives eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company's capital stock and to have the Company invest, on the employee's behalf, a further 20% of the amount invested by the employee. The number of shares that may be issued and sold under this plan is limited to 3,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. At December 31, 2005, 1,861 employees (1,403 at December 31, 2004 and 2,281 at December 2003) were participating in the plan. The total number of shares issued for employees, was 154,186 in 2005, including the Company's contribution of 18,900 (166,705 in 2004, including the Company's contribution of 25,930 and 179,189 in 2003, including the Company's contribution of 30,085), which represented compensation expenses amounting to Cdn $0.6 million ($0.5 million) in 2005 (Cdn$0.6 million ($0.5 million) in 2004 and Cdn$0.6 million ($0.4 million) in 2003).

(b)   Stock option plan

Under the stock option plan, a total of 7,204,734 Subordinate Voting Shares have been reserved for plan participants. As of December 31, 2005, the number of Subordinate Voting Shares related to the stock options outstanding was 5,947,970. The subscription price was usually equal to the share market price at the date the options were granted. The options vest over either four or five years.

In 2005, the Board of Directors approved certain changes to the stock option plan. As such, all new grants are now half vesting over four years and half vesting upon attainment of specific performance targets based on EPS and share price growth. Also, the options may be exercised during a period not exceeding ten years from the date they have been granted for options granted until 2004, or during a period not exceeding six years from the date they have been granted for options granted in 2005.

In 2004, the Board of Directors approved a special option grant of 1,000,000 Subordinate Voting Shares of the Company. The subscription price was equal to the share market price at the grant date and the options are half vesting over time and half vesting upon attainment of specific performance targets based on EPS and share price growth.

17.    STOCK-BASED COMPENSATION PLANS (CONT'D)

(b)   Stock option plan (cont'd)

The fair value of options granted during 2003, was estimated using the Black-Scholes option pricing model. Since 2004, the fair value of options granted during the year was estimated using the binomial option pricing model. The following weighted average assumptions were used:

	2005	2004	2003
Weighted-average grant date fair value of options	$4.32	$7.01	$5.74
Assumptions:
Risk-free interest rate	3.26% – 4.13%	4.01% – 4.59%	4.61% – 4.73%
Dividend yield	2% – 3%	2% – 3%	2% – 4%
Expected volatility	33% – 34%	30%	26% – 28%
Expected life	4.25 years	7 years	7 years

During the year, under the stock option plan and the special option grant, a compensation expense of $1.1 million ($4.3 million in 2004 and $1.9 million in 2003), was recognized with a corresponding increase in additional paid-in capital.

The number of stock options outstanding fluctuated as follows:

	2005		2004		2003
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of year	4,542,045	$23.81	3,699,061	$22.52	3,525,376	$20.42
Issued	1,930,120	20.57	1,181,023	23.83	916,911	22.54
Exercised	(315,065)	20.52	(55,363)	14.38	(27,346)	13.93
Cancelled	(209,130)	22.24	(282,676)	24.40	(715,880)	23.01

Balance, end of year	5,947,970	$23.45	4,542,045	$23.81	3,699,061	$22.52

Options exercisable, end of year	2,709,003	$24.92	2,306,882	$23.81	1,939,486	$22.21

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$15 – $18	84,009	1.33	16.65	84,009	16.65
$18 – $21	1,185,332	5.50	19.76	256,982	19.47
$21 – $24	2,336,322	4.80	22.04	1,058,717	22.90
$24 – $29	1,872,606	6.70	26.37	848,003	27.53
$29 – $32	469,701	4.37	29.33	461,292	29.28

	5,947,970	5.46	$23.45	2,709,003	$24.92

17.    STOCK-BASED COMPENSATION PLANS (CONT'D)

(b)   Stock option plan (cont'd)

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

	2005	2004	2003
Pro forma net income (loss)	$(162.6)	$143.3	$(31.8)
Pro forma earnings (loss) per share:
Basic and Diluted	$(1.54)	$0.80	$(0.50)

The pro forma disclosure omits the effect of awards granted before January 1, 2002. These pro forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions.

Weighted-average grant date fair value of options	$4.83
Assumptions:
Risk-free interest rate	4.48% – 5.07%
Dividend yield	2%
Expected volatility	25%
Expected life	7 years

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

As of December 31, 2005, the number of units outstanding under this plan was 215,447 (153,948 in 2004 and 83,972 in 2003), which represented compensation expense (revenue) amounting to $(0.5) million in 2005 ($1.6 million in 2004 and $0.9 million in 2003).

18.    TRANSLATION ADJUSTMENT

The change in the translation adjustment included in shareholders' equity is the result of the exchange rates fluctuation, on translation of net assets of self-sustaining foreign operations, exchange gains or losses on intercompany account balances that form part of the net investments, and foreign exchange gains or losses related to derivative financial instruments used to hedge the net investments, net of income taxes.

	Note	2005	2004	2003
Balance, beginning of year		$36.6	$(19.2)	$(115.6)
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations and exchange gains or losses on intercompany account balances that form part of the net investments		(51.6)	37.3	48.0
Change in the fair value of foreign-exchange forward contracts to hedge net investment in a foreign subsidiary (net of income taxes)		(5.4)	19.5	43.1
Shares repurchased	16	(3.8)	—	—
Portion included in income as a result of reductions in net investments in self-sustaining foreign operations	3	—	(1.0)	5.3

Balance, end of year		$(24.2)	$36.6	$(19.2)

19.    FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

(a)    Fair value of financial instruments

The carrying values of cash and cash equivalents, trade receivables, receivables from related parties, bank indebtedness, trade payables, payables to related parties and accrued liabilities approximate their fair values because of the short-term nature of these items.

The following table summarizes the book value and fair value at December 31, 2005 and 2004 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates.

	2005		2004
	Book Value	Fair Value	Book Value	Fair Value
Financial liabilities
Long-term debt(1)	$(1,739.6)	$(1,704.8)	$(1,837.5)	$(1,943.6)
Convertible notes(1)	(115.5)	(120.8)	(112.6)	(121.9)
Derivative financial instruments
Interest rate swap agreements	—	(10.4)	—	(5.1)
Foreign exchange forward contracts	4.7	15.5	72.8	109.8
Cross currency interest rate swaps	3.6	3.6	(16.7)	(16.7)
Commodity swaps	(0.1)	(0.5)	(0.1)	(1.4)

(1)
Including current portion

In February 2005, the Company sold foreign exchange forward contracts that were used to hedge its net investment in a foreign subsidiary for a cash consideration of $69.2 million. These foreign exchange forward contracts were already recorded at the fair market value and all resulting gains were previously recorded in cumulative translation adjustment.

(b)    Foreign exchange risk management

The Company enters into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of foreign denominated sales, related receivables, raw materials, equipment purchases and foreign denominated debt, and to manage its foreign exchange exposure on net investments and foreign denominated assets. The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:

(i)    Foreign exchange forward contracts

	2005		2004
Currencies (sold / bought)	Notional amounts(2)	Average rate(3)	Notional amounts(2)	Average rate(3)
$ / Cdn $
Less than 1 year	$228.4	0.8125	$120.2	0.6534
Between 1 and 3 years	34.1	0.8323	367.0	0.6323
Euro / $
Less than 1 year	299.9	0.8276	186.1	0.7477
SEK / $
Less than 1 year	44.4	7.7751	42.1	6.6918
GBP / Euro
Less than 1 year	10.7	0.6857	21.8	0.6956
Between 1 and 3 years	—	—	1.8	0.7068
Other
Less than 1 year	96.7	—	88.5	—
Between 1 and 3 years	0.1	—	9.4	—

	$714.3		$836.9

(2)
Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31, 2005 and 2004.
(3)
Rates are expressed as the number of units of the currency sold for one unit of the currency bought.

19.    FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK (CONT'D)

(b) Foreign exchange risk management (cont'd)

(ii)    Cross-currency swaps

	2005		2004
Currencies (sold / bought)	Notional amounts(1)	Average rate(2)	Notional amounts(1)	Average rate(2)
Euro / $
Less than 1 year	$67.1	0.7963	$83.3	0.7461
Between 1 and 3 years	—	—	34.6	0.8226
SEK / $
Less than 1 year	—	—	3.1	7.4000

	$67.1		$121.0

(1)
Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31, 2005 and 2004.
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

The amounts of outstanding contracts at December 31, 2005 and 2004 are included in the table below:

Maturity	Notional amount	Pay/Receive	Fixed Rate	Floating Rate
March 2006	$33.0	Company pays fixed/receives floating	7.20%	Libor 3 months/plus 1.36%
November 2008	$200.0	Company pays floating/receives fixed	4.875%	Libor 3 months/plus 1.53% – 1.58%

(d)    Commodity risk

The Company has entered into commodity swap agreements to manage a portion of its North American natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the notional amounts.

The amounts of outstanding contracts at year-end are included in the table below:

	2005		2004
Countries / Unit	Notional quantity	Average price(3)	Notional quantity	Average price(3)
Canada / millions of Gigajoules
Less than 1 year	0.2	$9.845	0.2	$5.76
US / millions of MMBTU
Less than 1 year	2.2	$10.909	2.0	$6.89

(3)
Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31, 2005 and 2004.

19.    FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK (CONT'D)

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

The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2005, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

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

20.    COMMITMENTS AND CONTINGENCIES

(a)    Leases

The Company rents premises and machinery and equipment under operating leases which expire at various dates up to 2018 and for which minimum lease payments total $333.5 million.

Annual minimum payments under these leases are as follows:

2006	$101.6
2007	70.0
2008	44.5
2009	29.6
2010	18.9
2011 and thereafter	68.9

Rental expenses for operating leases from continuing operations were $84.5 million, $88.1 million and $80.5 million for the years 2005, 2004 and 2003. Rental expenses for operating leases from discontinued operations were $8.8 million, $9.0 million and $8.6 million for the years 2005, 2004 and 2003.

(b)    Machinery and equipment

As at December 31, 2005, the Company had commitments to purchase 24 new presses for its North American and European segments for a total amount of $291.5 million, of which $220.7 million was already disbursed and the remaining payments amount to $31.0 million in 2006 and $39.8 million in 2007. The Company had also committed to purchase other equipment for a total value of approximately $27.1 million.

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

(d)    Guarantees

Significant guarantees the Company has provided to third parties include the following:

Operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $67.0 million. Of this amount, $61.9 million will expire in 2007. As at December 31, 2005, the Company has recorded a liability of $7.8 million associated with these guarantees.

Sub-lease agreements
The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2006 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the defaults. The maximum exposure in respect of these guarantees is $6.6 million. As at December 31, 2005, the Company has not recorded a liability associated with these guarantees, other than that provided for under unfavourable leases of $1.2 million, since it is not likely at this time that the sub-lessee will default under the agreement and required to honour the initial obligation. Recourse against the sub-lessee is also available, up to the total amount due.

20.    COMMITMENTS AND CONTINGENCIES (CONT'D)

(d)    Guarantees (cont'd)

Business and real estate disposals
In connection with certain dispositions of businesses or real estate (note 7), the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events that have occurred prior to the sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relate to a liability retained by the Company.

These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at December 31, 2005. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt agreements
Under the terms of certain debt agreements, the Company has guaranteed the obligation of its US subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Company was to perform the payments on behalf of its US subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply, contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Irrevocable standby letters of credit
The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of December 31, 2005, the guarantee instruments amounted to $86.4 million. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company's financial statements. The guarantee instruments mature at various dates in fiscal 2006 and 2007.

21.    RELATED PARTY TRANSACTIONS

The Company entered into the following transactions, at prices and conditions prevailing in the market, with related parties (the parent company and its other subsidiaries) and were accounted for using the amount of cash consideration:

	2005	2004	2003
Revenues	$64.9	$52.1	$42.5
Purchases	6.6	5.4	2.2
Management fees billed by Quebecor Inc.	4.5	4.2	3.9
IT services billed by VTL (net of incurred expenses billed to VTL of $3.5 ($3.7 in 2004))	11.0	3.7	—

In March 2005, the Company sold certain operating assets to Quebecor Media Inc., one of the parent company's subsidiaries, for a cash consideration of Cdn$3.3 million ($2.7 million). The transaction has been realized at the carrying amount and no gain or loss was recorded.

In 2004, the Company transferred the benefit of a deduction for Part VI. I tax to subsidiaries of its parent company for a consideration of Cdn$12.4 million ($10.3 million), (Cdn$11.4 million ($8.7 million) in 2003) recorded in receivables from related parties. This reduced the Company's available future income tax assets by Cdn$13.0 million ($10.8 million), (Cdn$10.8 million ($8.3 million) in 2003), and decreased the additional paid-in capital by Cdn$0.6 million ($0.5 million) (increase of Cdn$0.6 million ($0.4 million) in 2003). The transaction was recorded at the carrying amount. The 2004 transaction has been adjusted in 2005, resulting in a decrease of Cdn$0.2 million ($0.2 million) recorded in receivables from related parties and in the additional paid-in capital.

In 2004, the Company reached an agreement with one of the parent company's subsidiaries, Vidéotron Télécom Ltée (VTL), to outsource its information technology (IT) infrastructure in North America for a duration of 7 years. As part of this agreement, VTL has purchased some of the Company's IT infrastructure equipment at a cost of $2.4 million. The outsourcing of services to VTL is estimated to cost the Company approximately $15.1 million annually. The transfer of the equipment was completed in October 2004 and recorded at the carrying amount and no gain or loss was realized.

In 2000, the Company entered into a strategic agreement with Nurun Inc. ("Nurun"). The agreement included a commitment from the Company to use Nurun services (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its affiliates (Quebecor Inc. and Quebecor Media Inc. and their subsidiaries) as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranted revenues and the aggregate amount of revenues. As of December 31, 2005, the cumulative services registered by Nurun under this agreement, amounted to $11.4 million.

22.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company maintains defined benefit and contribution pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. The effective dates of the most recent actuarial valuations for funding purposes were between December 2002 and May 2005, and the date of the next required actuarial valuation ranges between December 2005 and May 2008.

The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employees' active service period.

The following table is based on a September 30th measurement date. The table provides a reconciliation of the changes in the plan's benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2005 and December 31, 2004, and a statement of the funded status as at December 31, 2005 and December 31, 2004:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Changes in benefit obligations
Benefit obligation, beginning of year	$1,020.1	$971.0	$66.1	$100.3
Service cost	35.2	37.8	1.1	1.5
Interest cost	59.9	58.0	3.9	5.8
Plan participants' contributions	5.1	5.3	1.9	2.1
Plan amendments	—	(1.5)	(3.5)	(13.0)
Divestitures	(3.8)	—	—	—
Curtailment (gain) loss	(5.6)	1.2	(0.7)	(6.0)
Actuarial (gain) loss	80.4	(16.4)	8.8	(16.2)
Benefits paid	(76.7)	(61.0)	(8.5)	(9.0)
Foreign currency changes	(2.7)	25.7	0.3	0.6

Benefit obligation, end of year	$1,111.9	$1,020.1	$69.4	$66.1

Changes in plan assets
Fair value of plan assets, beginning of year	$619.2	$480.8	$—	$—
Actual return on plan assets	64.8	57.3	—	—
Employer contributions	53.4	120.5	6.6	6.9
Plan participants' contributions	5.1	5.3	1.9	2.1
Benefits paid	(76.7)	(61.0)	(8.5)	(9.0)
Foreign currency changes	1.2	16.3	—	—

Fair value of plan assets, end of year	$667.0	$619.2	$—	$—

Reconciliation of funded status
Funded status	$(444.9)	$(400.9)	$(69.4)	$(66.1)
Unrecognized net transition asset	(3.6)	(4.7)	—	—
Unrecognized prior service cost (benefit)	13.9	18.4	(16.1)	(13.6)
Unrecognized actuarial loss	414.7	372.3	13.0	4.4
Adjustment for fourth quarter contributions	5.0	3.6	1.7	1.8

Net amount recognized	$(14.9)	$(11.3)	$(70.8)	$(73.5)

Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Benefit obligation	$(1,111.9)	$(1,020.1)	$(69.4)	$(66.1)
Fair value of plan assets	667.0	619.2	—	—

Funded status — plan deficit	$(444.9)	$(400.9)	$(69.4)	$(66.1)

22.    PENSION AND OTHER POSTRETIREMENT BENEFITS (CONT'D)

The following table provides the amounts recognized in the consolidated balance sheets:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Accrued benefit liability	$(82.8)	$(86.3)	$(70.8)	$(73.5)
Accrued benefit asset(1)	67.9	75.0	—	—

Net amount recognized	$(14.9)	$(11.3)	$(70.8)	$(73.5)

(1)
Included in other assets.

The plan assets held in trust at the measurement date and their weighted average allocations were as follows:

Asset category	2005	2004
Equity securities	64%	62%
Corporate bonds	33	33
Others	3	5

At December 31, 2005, the equity securities did not include any of the Company's or related parties' shares.

The following table provides the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Defined benefit plans
Service cost	$35.2	$37.8	$35.4	$1.1	$1.5	$1.3
Interest cost	59.9	58.0	54.5	3.9	5.8	6.0
Actual return on plan assets	(64.8)	(57.3)	(64.9)	—	—	—
Actuarial (gain) loss	76.9	(16.4)	85.3	8.8	(16.1)	6.1
Plan amendments	—	(1.5)	2.4	(3.5)	(13.0)	—
Curtailment loss	3.7	1.9	2.1	(0.3)	—	—
Settlement loss	3.4	1.8	—	—	—	—

Benefit cost before adjustments to recognize the long-term nature of the plans	114.3	24.3	114.8	10.0	(21.8)	13.4
Difference between expected return and actual return on plan assets	14.1	6.7	14.8	—	—	—
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	(62.2)	28.8	(79.9)	(8.1)	18.1	(4.7)
Difference between amortization of prior service cost (benefit) for the year and actual plan amendments for the year	0.7	3.0	(2.4)	1.6	12.9	(0.1)
Amortization of transitional asset	(0.8)	(0.8)	(0.7)	—	—	—

Net periodic cost	66.1	62.0	46.6	3.5	9.2	8.6
Defined contribution plans	11.4	12.7	19.7	—	—	—

Total periodic benefit cost	$77.5	$74.7	$66.3	$3.5	$9.2	$8.6

22.    PENSION AND OTHER POSTRETIREMENT BENEFITS (CONT'D)

The defined contribution pension plan benefit cost included contributions to multiemployer plans of $6.8 million for the year ended December 31, 2005 ($7.3 million in 2004 and $7.9 million in 2003), and $2.7 for the pension obligation related to the Effingham multiemployer benefit plan for the year ended December 31, 2004.

In February 2004, the Company has suspended the employer contribution matching program, except where required by union contracts. Effective January 1, 2005, the Company reinstated the matching contributions up to an annual maximum of $500 for the following employees:

    — Hourly employees with earnings of $70,000 or less
    — Salaried employees with earnings of $50,000 or less

There are no changes in the employer contribution matching program where required by union contracts.

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $61.3 million for the year ended December 31, 2005 ($83.8 million in 2004 and $74.4 million in 2003).

The weighted average assumptions used in the measurement of the Company's benefit obligation and cost are as follows:

	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Accrued benefit obligation as of December 31:
Discount rate	5.4%	6.0%	6.0%	5.6%	6.1%	6.0%
Rate of compensation increase	3.4%	3.4%	3.5%	—	—	—
Benefit costs for years ended December 31:
Discount rate	6.0%	6.0%	6.7%	6.1%	6.0%	6.8%
Expected return on plan assets	7.6%	7.8%	8.2%	—	—	—
Rate of compensation increase	3.4%	3.5%	3.4%	—	—	—

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.2% at the end of 2005 (9.9% at the end of 2004) and is expected to decrease gradually to 4.5% in 2011 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$0.4	$(0.4)
Effect on benefit obligation	4.8	(4.2)

23.    SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a)   Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements

The application of GAAP in the United States would have the following effects on net income (loss) as reported:

	2005	2004	2003
Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$(162.6)	$143.7	$(31.4)
Adjustments with respect to the following items:
Stock-based compensation (a) (i)	—	(0.1)	(1.9)
Convertible senior subordinated notes (a) (ii)	3.5	2.6	2.4
Hedge accounting (a) (iii)	(15.5)	(7.6)	23.6
Reduction of a net investment in a foreign operation (a) (iv)	—	(1.0)	—

	(12.0)	(6.1)	24.1
Income taxes (a) (iii)	5.1	2.7	(7.9)
Asset retirement obligations (net of income taxes of $(0.8) in 2004 and $0.8 in 2003) (a) (v)	—	1.2	(1.2)

Net adjustments	(6.9)	(2.2)	15.0

Net income (loss), as adjusted per GAAP in the United States	$(169.5)	$141.5	$(16.4)
Net income available to holders of preferred shares	39.6	37.5	36.5

Net income (loss) per GAAP in the United States available to holders of equity shares	$(209.1)	$104.0	$(52.9)

Weighted average number of equity shares outstanding (in millions):
Basic	131.8	132.4	136.0
Diluted	131.8	132.6	136.0

Earnings (loss) per share as adjusted per GAAP in the United States:
Basic	$(1.59)	$0.79	$(0.39)
Diluted	(1.59)	0.78	(0.39)

23.    SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(a) Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (cont'd)

        (i)    Stock-based compensation

Under GAAP in the United States, prior to fiscal year of 2003, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee share plans and stock option plans. Effective January 1, 2003, the Company changed its method of accounting for stock-based compensation and decided to use the fair value based method of accounting for all its stock-based compensation plans. In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123", the Company adopted these changes using the prospective method. The adoption of SFAS No. 123 and No. 148 harmonizes accounting standards with CICA Handbook Section 3870.

Employee stock purchase plan in the United States:
Under the provisions of APB 25, applied by the Company prior to fiscal year of 2003, an Employee Share Plan was accounted for as non-compensatory. Under GAAP in Canada, the Company's contributions were accounted for as compensation expenses.

Stock option plans:
The Company awarded in 1999 a special performance grant to certain executives. Under the provisions of APB 25, which the Company applied prior to fiscal 2003, those grants were accounted for as a variable plan. Compensation costs of this grant were recognized over the vesting period. There were no similar requirements under GAAP in Canada.

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

        (iii) Accounting for derivative instruments and hedging activities

Effective January 1, 2001, the Company adopted Statements of Financial Accounting Standards Nos. 133 and 138, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In order to apply hedge accounting under SFAS 133, hedging relationships must be formally documented and highly effective at offsetting changes in hedged items.

Beginning in 2001, unrealized gains and losses resulting from the valuation at fair value of derivatives not meeting strict hedge accounting criteria are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged. Under these rules, any derivative instrument that does not qualify for hedge accounting is reported on a mark-to-market basis in earnings. GAAP in Canada does not require the fair value recognition of derivatives qualified for hedge accounting and unrealized gains and losses from the fair valuation of hedged items associated with them.

Under GAAP in the United States, hedge ineffectiveness is recognized in the statement of income in the current period whereas under GAAP in Canada such recognition is elective.

The Company utilizes interest rate swaps and forward contracts to mitigate its risk related to changes in fair value of transactions with fixed cash flows. On the earlier of the date into which the derivative contract is entered or the date of transaction, the Company designates the derivative as a hedge. Under GAAP in the United States, the change in fair values of derivatives that are treated as fair value hedges is recorded in the income statement contemporaneously with the fair value changes of the hedged asset or liability. Under GAAP in Canada such fair value changes of derivatives and the hedged items in hedging relationships qualified for hedge accounting are not required to be recognized.

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

23.    SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(a) Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (cont'd)

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

(b)   Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	2005		2004
	Canada	United States	Canada	United States
Assets
Current future income taxes (a) (iii) (b) (i) (ii)	$34.4	$63.8	$43.2	$58.7
Other current assets (a) (iii) (b) (i)	—	6.6	—	38.8
Other assets (a) (iii) (b) (i) (ii)	187.7	208.5	219.8	258.6
Liabilities and Shareholders' Equity
Trade payables and accrued liabilities (a) (iii) (b) (i) (ii)	872.9	963.4	931.9	974.2
Current future income taxes (a) (iii) (b) (i) (ii)	1.7	10.4	4.4	25.3
Long-term debt (a) (iii) (b) (i)	1,731.9	1,722.1	1,825.8	1,874.4
Other liabilities (a) (iii) (iv) (b) (i) (ii)	259.3	467.9	248.1	481.6
Long-term future income taxes (a) (i) (iii) (v) (b) (i) (ii)	372.5	309.2	402.6	322.3
Convertible notes (a) (ii)	115.5	120.6	112.6	121.1
Capital stock (b) (iii)	1,688.6	1,658.3	1,705.3	1,674.3
Additional paid-in capital (a) (i) (ii)	110.6	94.6	109.7	93.7
Retained earnings (a) (i) (ii) (iii) (iv) (v) (b) (i) (iii)	475.6	515.2	761.0	808.2
Translation adjustment (c)	(24.2)	—	36.6	—
Accumulated other comprehensive income (loss) (a) (iii) (iv) (b) (i) (ii) (c)	—	(200.3)	—	(95.4)

        (i)    Accounting for derivative instruments and hedging activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133). The Company recorded the cumulative effect of change in other comprehensive income (loss) upon the adoption of SFAS 133 in 2001.

The Company utilizes interest rate and commodity SWAPS to enhance its ability to manage risk relating to cash flow exposure. On the earlier of the date at which the derivative contract is entered into or the date of transaction, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

Under GAAP in Canada, these derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

23.    SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

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

(c)   Comprehensive income

The application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity.

	2005	2004	2003
Net income (loss), as adjusted per GAAP in the United States	$(169.5)	$141.5	$(16.4)
Gain (loss) on hedging activities, net of income taxes of $7.8 ($(10.8) in 2004 and $(5.5) in 2003) (b) (i)	(16.5)	22.0	39.2
Additional minimum liability, net of income taxes of $(3.8) ($(27.4) in 2004 and $37.3 in 2003) (b) (ii)	(27.6)	31.8	(32.1)
Currency translation adjustment (a) (iv)	(60.8)	56.8	96.4

Other comprehensive income (loss)	(104.9)	110.6	103.5

Comprehensive income (loss) as per GAAP in the United States	$(274.4)	$252.1	$87.1

(d)   Statements of cash flows

The adjustments to comply with GAAP in the United States, with respect to the consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003 would have no effect on net cash used in operating activities, cash used in financing activities and cash used in investing activities.

24.    SEGMENT DISCLOSURES

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges.

24.    SEGMENT DISCLOSURES (CONT'D)

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market values, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among these segments.

The following is a summary of the segmented information for the Company's Continuing Operations:

	North America(1)	Europe	Latin America	Other	Inter- segment	Total
Revenues
2005	$4,881.1	$1,162.9	$241.7	$0.5	$(2.9)	$6,283.3
2004	4,850.3	1,297.4	192.4	0.5	(1.1)	6,339.5
2003	4,721.8	1,151.4	177.3	0.3	(2.7)	6,048.1
Depreciation and amortization
2005	235.8	56.9	10.5	1.0	—	304.2
2004	243.1	69.9	10.7	1.2	—	324.9
2003	250.4	62.7	10.2	1.6	—	324.9
Impairment of assets, restructuring and other charges
2005	22.6	70.9	0.7	—	—	94.2
2004	68.3	40.6	5.7	1.0	—	115.6
2003	74.7	6.8	11.8	1.2	—	94.5
Goodwill impairment charge
2005	—	243.0	—	—	—	243.0
2004	—	—	—	—	—	—
2003	—	—	—	—	—	—
Operating income (loss)
2005	330.9	(317.5)	12.3	(5.4)	—	20.3
2004	353.1	9.5	(4.4)	(2.7)	—	355.5
2003	219.9	17.5	(15.5)	(10.0)	—	211.9
Additions to property, plant and equipment(2)
2005	286.4	103.3	4.1	0.2	—	394.0
2004	106.5	22.2	3.8	0.1	—	132.6
2003	187.9	45.6	8.9	0.7	—	243.1
Property, plant and equipment(2)
2005	1,758.6	451.5	83.5	2.3	—	2,295.9
2004	1,778.3	509.2	83.0	3.1	—	2,373.6
Goodwill(2)
2005	2,156.7	140.9	8.1	—	—	2,305.7
2004	2,198.3	445.4	8.2	—	—	2,651.9
Total assets(2)
2005	4,605.5	790.6	231.3	78.2	—	5,705.6
2004	4,703.3	1,226.5	221.2	122.8	—	6,273.8
(1)
Includes Revenues amounting to $912.2 million ($851.5 million in 2004 and $818.4 million in 2003) and, property, plant and equipment amounting to $238.0 million ($284.8 million in 2004) for Canada.
(2)
Including both continued and discontinued operations.

The Company carries out international commercial printing operations, and offers to its customers a broad range of print and related communication services, such as magazines, retail inserts, catalogs, direct mail, books, directories, logistics, pre-media, and other value-added services.

Revenues by print service are as follows:

	2005		2004		2003
Magazine	$1,671.2	26.6%	$1,776.6	28.0%	$1,691.8	28.0%
Retail inserts	1,684.3	26.8	1,653.1	26.1	1,496.7	24.8
Catalogs	1,027.6	16.4	1,026.1	16.2	1,010.7	16.7
Books	691.4	11.0	697.3	11.0	696.0	11.5
Directories	390.6	6.2	384.4	6.1	354.4	5.9
Direct mail	240.0	3.8	246.3	3.9	244.6	4.0
Logistics	248.5	4.0	230.2	3.6	218.9	3.6
Pre-media, and other value-added services	329.7	5.2	325.5	5.1	335.0	5.5

	$6,283.3	100.0%	$6,339.5	100.0%	$6,048.1	100.0%

25.    SUBSEQUENT EVENTS

On March 15, 2006, the Company announced that, in accordance with provisions applicable to the Series 4 Redeemable First Preferred Shares (the "Shares"), the 8 000 000 Shares will be redeemed on April 18, 2006 at Cdn $25.2185 per share. This price represents Cdn $25.00 per share (for a total amount of Cdn $200 million ($173 million)) plus accrued dividends of Cdn $0.2185, accruing as of and from March 1, 2006. These Shares will be reclassified as a liability as of March 31,2006.

On March 6, 2006, the Company issued a private offering of $450 million aggregate principal amount of 8.75% Senior Notes due March 15, 2016, which were issued at par. The net proceeds from the issuance of the Senior Notes amount to approximately $442.2 million and will be used to repay in full $250 million aggregate principal amount of 7.20% Senior Notes due March 28, 2006 and the balance will be used for general corporate purposes, including the reduction of other indebtedness.

On January 16, 2006, the Company announced it had concluded an agreement with Société Générale Corporate and Investment Banking for a Canadian dollar equivalent of 136 million Euros ($160 million) long term committed credit facility relating to purchases of MAN Roland presses as part of the North American retooling program. The unsecured facility will be drawn over the course of the next 25 months and will be repaid over the next 10 years at lower costs than alternate financing.

CERTIFICATION OF ANNUAL FILINGS

I, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor World Inc., certify that:

  I have reviewed the annual filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc., (the issuer) for the period ending December 31, 2005;

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

  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

  evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 22, 2006

  /s/Pierre Karl Péladeau

Pierre Karl Péladeau
President and Chief Executive Officer

CERTIFICATION OF ANNUAL FILINGS

I, Jacques Mallette, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

  I have reviewed the annual filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc., (the issuer) for the period ending December 31, 2005;

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

  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

  evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 22, 2006

  /s/Jacques Mallette

Jacques Mallette
Executive Vice President and
Chief Financial Officer

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
AUDITORS' REPORT TO THE SHAREHOLDERS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF EXHIBITS

The following documents are attached to this annual report on Form 40-F:

23.1	Consent of KPMG LLP
31.1	Certification of Pierre Karl Péladeau, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Jacques Mallette, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Pierre Karl Péladeau, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Jacques Mallette, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23.1

KPMG LLP
Chartered Accountants
600 de Maisonneuve Blvd. West
Suite 1500
Montréal, Québec H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the Annual Report on Form 40-F of Quebecor World Inc. of our report dated February 10, 2006, except as to Note 25 which is as of March 15, 2006, on the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2005 and 2004 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2005, 2004, and 2003, and to the incorporation by reference of such report into (i) the Registration Statements on Form S-8 of Quebecor Printing Inc. (now known as Quebecor World Inc.) (Registration Nos. 333-1662 and 333-8870), (ii) the Registration Statements on Form S-8 of Quebecor World Inc. (Registration Nos. 333-50264, 333-52858, 333-115152 and 333-118702) and (iii) the combined Registration Statement on Forms F-3 and F-9 of Quebecor Printing Inc. (now known as Quebecor World Inc.), Quebecor Printing Capital Corporation (now known as Quebecor World Capital Corporation) and Quebecor Printing Capital GP (now known as Quebecor World Capital GP) (Registration Nos. 333-10360, 333-10360-01 and 333-10360-02).

KPMG LLP

Chartered Accountants

Montréal, Canada
March 22, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

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

    [omitted pursuant to the guidance of Release No. 33-8283 (June 5, 2003) AND 33-8618 (September 22, 2005];

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

Date: March 22, 2006

/s/ Pierre Karl Péladeau
Pierre Karl Péladeau
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Jacques Mallette, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

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

    [omitted pursuant to the guidance of Release 33-8283 (June 5, 2003) and 33-8618 (September 22, 2005)];

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

Date: March 22, 2006

/s/ Jacques Mallette
Jacques Mallette
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Quebecor World Inc. (the "Company") on Form 40-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Pierre Karl Péladeau, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley of 2002, that:

  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Pierre Karl Péladeau
Pierre Karl Péladeau
President and Chief Executive Officer

Dated: March 22, 2006

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Quebecor World Inc. (the "Company") on Form 40-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jacques Mallette, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley of 2002, that:

  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jacques Mallette
Jacques Mallette
Executive Vice President and
Chief Financial Officer

Dated: March 22, 2006