Form 40-F
period 2007-12-31
QUEBECOR WORLD INC
filed 2008-12-17
CIK 1003470

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007	Commission file number 1-14118

QUEBECOR WORLD INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

CANADA

(Province or other jurisdiction of incorporation or organization)

2572

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

999 de Maisonneuve Blvd. West - Suite 1100, Montreal, Quebec, Canada, H3A 3L4

Tel: (514) 954-0101

(Address and telephone number of Registrant’s principal executive offices)

QUEBECOR WORLD (USA) INC.

291 State Street, North Haven, CT 06473

Telephone: (203) 288-2468

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Subordinate voting shares
Title of each class

Securities Registered or to be registered pursuant to Section 12(g) of the Act

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information form	☒ Audited financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

85,584,924 Subordinate Voting shares Outstanding
46,987,120 Multiple Voting Shares Outstanding
12,000,000 First Preferred Shares Series 3 Outstanding
7,000,000 First Preferred Shares Series 5 Outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ☐    82-        No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Material included in this annual report on Form 40-F:

1.               The Annual Information Form for the year ended December 31, 2007 of Quebecor World Inc. (the “Registrant”) dated  October 17, 2008.

2.               Management’s Discussion and Analysis of Financial Condition and Results of Operation of the Registrant for the year ended December 31, 2007 (the “Management’s Discussion and Analysis”) and the Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2007, as amended.

*************

Disclosure Controls and Procedures

As of December 31, 2007, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and Senior Vice President and Chief Accounting Officer, of the effectiveness of the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies.  Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Accounting Officer concluded that as a result of material weaknesses in the Registrant’s internal control over financial reporting discussed on pages 33 to 36 of the Management’s Discussion and Analysis included in this annual report on Form 40-F, the disclosure controls and procedures were not effective as of December 31, 2007.

Management’s Annual Report on Internal Control over Financial Reporting

The report of management on the Registrant’s internal control over financial reporting is located under the heading “Management’s Report on Internal Control Over Financial Reporting” on pages 34 and 35 of the Management’s Discussion and Analysis included in this annual report on Form 40-F and is incorporated herein by this reference.

Attestation Report of the Registered Public Accounting Firm

The attestation report on the Registrant’s internal control over financial reporting is located under the heading “Report of Independent Registered Public Accounting Firm” on pages 5 and 6 of the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2007 included in this annual report on Form 40-F and is incorporated herein by this reference.  This attestation report expresses an opinion that the Registrant did not maintain effective internal control over financial reporting as of December 31, 2007.

Changes in Internal Controls Over Financial Reporting

Based on the evaluation described under the heading “Disclosure Controls and Procedures” in this annual report on Form 40-F, the Registrant identified a change that occurred during the period covered by this annual report on Form 40-F that materially affected or is reasonably likely to materially affect the Registrant’s internal control over financial reporting.  This change related to the implementation of new application software (Taxware) for the plants in the U.S. and is described under the heading “Changes in Internal Control over Financial Reporting” on page 35.

of the Management’s Discussion and Analysis included in this annual report on Form 40-F and is incorporated herein by this reference.

Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Registrant’s audit committee are Messrs. Alain Rhéaume (Chairman), Douglas G. Bassett and André Caillé.

Audit Committee Financial Expert

The Board of Directors of the Registrant has reviewed the definition of “audit committee financial expert” under paragraph 8(b) of General Instruction B to Form 40-F and determined that the Registrant has at least one audit committee financial expert. As of December 17, 2008 the name of the audit committee financial expert of the Registrant is Mr. Alain Rhéaume. All members of the Audit Committee are “independent” within the meaning of Section 303A(6) of the New York Exchange Standards.

The Commission has indicated that the designation of Mr. Alain Rhéaume as the audit committee financial expert of the Registrant does not (i) make Mr. Alain Rhéaume an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Alain Rhéaume that are greater than those imposed on him as a member of the audit committee and the Board of Directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the Board of Directors.

Principal Accountant Fees and Services

Fees payable to the Registrant’s external auditor, KPMG LLP, for the years ended December 31, 2007 and December 31, 2006, totalled $12,216,000 and $13,630,000, respectively, as detailed in the following table:

FEES	FINANCIAL YEAR ENDED DECEMBER 31, 2007		FINANCIAL YEAR ENDED DECEMBER 31, 2006
Audit Fees(1)	US$	7,637,000	US$	11,370,000
Audit-Related Fees(2)	US$	2,176,000	US$	369,000
Tax Fees(3)	US$	2,125,000	US$	1,212,000
All other Fees(4)	US$	278,000	US$	679,000
TOTAL FEES:	US$	12,216,000	US$	13,630,000

(1)

Audit Fees consist of fees billed for the annual integrated audit and quarterly reviews of our annual and quarterly consolidated financial statements or services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditors reasonably can provide, and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues, the review of documents filed with regulatory authorities.

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

Pre-approval policies and procedures

The Registrant’s audit committee has adopted a pre-approval policy pursuant to which the Registrant may not engage the Registrant’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee must pre-approve all audit services as well as permitted non-audit services.  This Policy also provides that, subject to certain limitations, the Chief Financial Officer of the Corporation and Chairman of the Audit Committee may retain the Registrant’s external auditors for certain audit and non-audit services that have been pre-approved by the Audit Committee (the ¨Pre-Approved Services¨), provided, however, that the external auditors’ estimated fees for the Pre-Approved Services may not exceed $150,000 when they are retained by the Chief Financial Officer, and $250,000 when they are retained by the Chairman of the Audit Committee. All other projects must be submitted for approval to the Audit Committee. The Chief Financial Officer and Chairman of the Audit Committee report to the Audit Committee, on a quarterly basis, on all projects approved under the Pre-Approval Policy. This Policy and the list of Pre-Approved Services are reviewed by the Audit Committee on an annual basis.

For each of the years ended December 31, 2007 and 2006, none of the non-audit services described above were approved by the Audit Committee pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services.

Off-Balance Sheet Arrangements

The Registrant and its subsidiaries have certain arrangements and commitments that have financial implications. These arrangements are described in Note 25 to the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2007 included in this annual report on Form 40-F. A discussion of the Registrant’s off-balance sheet arrangements can also be found on page 27 of the Management’s Discussion and Analysis for the year ended December 31, 2007 included in this annual report on Form 40-F.

Tabular Disclosure of Contractual Obligations

The following table sets forth the Registrant’s contractual obligations as at December 31, 2007:

Contractual Obligations

(in millions)

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Long-term debt	$2,292.7	$1,016.6	$5.6	$6.1	$1,264.4

Capital leases	62.5	7.1	15.6	18.3	21.5

Interest payments on long-term debt and capital leases (1)	810.4	150.6	214.7	211.9	233.2

Operating leases	339.2	95.9	101.5	50.6	91.2

Capital asset purchase commitments	29.1	27.1	2.0	—	—

Total contractual cash obligations	$3,533.9	$1,297.3	$339.4	$286.9	$1,610.3

(1) Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed as planned, and the outstanding balance as at December 31, 2007.

For more information about the Registrant’s contractual obligations as at December 31, 2007, see pages 26 and 27 of the Management’s Discussion and Analysis included in this annual report on Form 40-F and incorporated by reference herein.

Code of Ethics

The Registrant has adopted a Code of Business Conduct, which is a code of ethics (as defined in paragraph 9(b) of General Instruction B of Form 40-F) that applies to all of the Registrant’s employees, directors and officers, including the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The text of the Code of Business Conduct of the Registrant is available on the Registrant’s website at www.quebecorworld.com in Investors Center under Corporate Governance.

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	QUEBECOR WORLD INC.

By:	/s/ Marie-É. Chlumecky
Marie-É. Chlumecky
Corporate Secretary

Date	December 15, 2008

QUEBECOR WORLD INC.

ANNUAL INFORMATION FORM

For the Year Ended

December 31, 2007

October 17, 2008

QUEBECOR WORLD INC.

INTRODUCTORY NOTE

In this Annual Information Form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Quebecor World” and the “Corporation” refer to Quebecor World Inc. on a consolidated basis, including its partnerships, subsidiaries and divisions and their respective predecessors. Unless otherwise indicated, (i) all references to “dollars,” “Cdn$” and “$” are to Canadian dollars, and (ii) the information presented in this Annual Information Form is given as at September 30, 2008.

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

(i)            on February 21, 2001, in order to create Series 4 First Preferred Shares; and

(j)            on August 10, 2001, in order to create Series 5 First Preferred Shares.

In October 2008, we moved our head office to 999 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H3A 3L4. Our telephone number at our head office is (514) 954-0101. Our fax number is (514) 954-9624 and our web site is www.quebecorworld.com. Any information or documents on our website are not, however, included in, nor shall any of such information or documents be deemed to be incorporated by reference into, this Annual Information Form.

1.2          SUBSIDIARIES

Corporate Structure

The following organizational chart shows our principal subsidiaries, along with their governing jurisdiction and our ownership interest in each such subsidiary. Subsidiaries whose total assets and revenues represented (a) individually, less than 10% of our consolidated assets and revenues as at and for the financial year ended December 31, 2007 and (b) in the aggregate, less than 20% of our consolidated assets and revenues as at and for the financial year ended December 31, 2007, have not been included. We completed the sale of our European operations on June 26, 2008 (see Item 2.2 of this Annual Information Form — Sale of our European Operations) and, consequently, our European holding company, Quebecor World European Holding S.A., is not presented in the corporate chart below.

ITEM 2 — RECENT DEVELOPMENTS

2.1          CREDITOR PROTECTION AND RESTRUCTURING

On January 21, 2008 (the “Filing Date”), we obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for ourselves and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with the Corporation, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are collectively referred to as the “Insolvency Proceedings”. Our Latin American subsidiaries are not subject to the Insolvency Proceedings and prior to their disposition, as discussed below in Item 2.2 of this Annual Information Form — Sale of our European Operations, nor were our European subsidiaries. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ business (subject to court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) and operate an orderly restructuring of the Applicants’ business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order (available on Quebecor World’s website at www.quebecorworld.com) for a more complete description of the duties and functions of the Monitor.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay and, pursuant to subsequent orders of the Court rendered on February 19, 2008, May 9, 2008, July 18, 2008 and September 29, 2008 respectively, this stay period was extended first to May 12, 2008 and then subsequently to July 25, 2008, September 30, 2008 and December 14, 2008 in Canada. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final Plan. Any such Plan will be subject to approval by affected creditors, as well as court approval.

As discussed in Note 16 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007, we became in default under our revolving bank facility, our equipment financing credit facility and our North American securitization program on January 16, 2008. On January 24, 2008, pursuant to the Insolvency Proceedings entered into by the Corporation, an amount of US$417.6 million, including fees, was paid in order to terminate the North American securitization program. The Insolvency Proceedings also triggered defaults under substantially all other debt obligations of the Applicants. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their pre-petition debt obligations (i.e. debt obligations that pre-date the Insolvency Proceedings). The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honour obligations to customers.

The Applicants are in the process of developing comprehensive business and financial plans, which will serve as a basis for discussions with stakeholders, with the advice and guidance of their financial advisors and the Monitor. The Applicants presented their business plan to the Ad Hoc Bondholder Group, the Bank Syndicate and the Official Committee of Unsecured Creditors (collectively, the “Committees”) at the beginning of June 2008. An overview of the Applicants five-year business plan was presented as well as details related to each of the major business segments. The business plan that was presented will serve as a basis for discussions with the creditor constituencies in anticipation of the formulation of a Plan or Plans of reorganization  and, subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that a successful Plan or Plans of reorganization will be proposed by the Applicants, supported by the Applicants’ creditors or confirmed by the Court and the U.S. Bankruptcy Court, or that any such Plan or Plans will be consummated.

On September 29, 2008, the Court authorized us to conduct a claims procedure for the identification, resolution and barring of claims against us in Canada. The Canadian claims procedure contemplates that any person with any claim against us of any kind or nature, with the exception of certain excluded claims, must file its claim with the Monitor on or prior to December 5, 2008.

Pursuant to orders entered by the U.S. Bankruptcy Court, the U.S. Subsidiaries filed their schedule of assets and liabilities and a statement of financial affairs on July 18, 2008. On September 29, 2008, concurrently with the order granted by the Court with respect to the Canadian claims procedure, the U.S. Bankruptcy Court authorized the U.S. Subsidiaries to conduct a claims procedure with December 5, 2008 as the bar date by which all creditors of the U.S. Subsidiaries must file proofs of their respective claims and interests against the U.S. Subsidiaries.

At this time, it is not possible to determine the extent of the claims that may be filed, whether or not such claims will be disputed, or whether or not such claims will be subject to discharge in the Insolvency Proceedings. It is also not possible at this time to determine whether to establish any additional liabilities in respect of claims. Once all claims against the Applicants have been filed, the Applicants will review all claims filed and begin the claims reconciliation process. In connection with the review and reconciliation process, the Applicants will also determine the additional liabilities, if any, that should appropriately be established in respect of such claims.

Another important step in our restructuring activities has been the sale of our European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”), a Netherlands-based investment group. On June 17, 2008, the Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement, the Corporation received €52.2 million in cash at closing and HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to Quebecor World. The sale was made substantially on an “as is, where is” basis (see Item 2.2 of this Annual Information Form — Sale of our European Operations).

Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present a Plan or should the Plan not be accepted by affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations of the Applicants will then become due and payable immediately, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will also result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, which would in all likelihood lead to the liquidation of the Applicants’ assets.

As detailed in Note 29 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007, our UK subsidiary was placed into administration on January 28, 2008.

On September 29, 2008, the Court granted an order lifting the stay of proceedings for the sole purpose of permitting certain of our noteholders to file a paulian action (namely, an action by which a creditor who suffers prejudice through a juridical act made by its debtor in fraud of its rights seeks to obtain a declaration that the act may not be set up against it) against, inter alia, us, contesting the opposability of security granted by Quebecor World and certain of our subsidiaries in September and October 2007 to the lenders under our credit facility at such time. The order expressly provides that, immediately following the issuance and service of the paulian action, all further proceedings with respect to such paulian action be immediately stayed until further order of the Court.

Furthermore, on September 29, 2008, we were authorized by the Court to enter into a share purchase agreement providing for the sale to Bandhu Industrial Resources Private Limited of our interest in TEJ Quebecor Printing Limited (“TQPL”), which operates a printing facility located in Gurgaon, India. If completed, the transaction would also include a loan settlement agreement with respect to certain loans owing by TPQL to the Corporation and master release and indemnity agreement(s) between the purchaser and TQPL concerning certain of our liabilities in relation to TQPL and the printing facility. It is currently estimated that the total net consideration payable to us would be US$150,000. The transaction is not conditional on obtaining any further approval of the Court.

Contributing Factors

Quebecor World’s financial performance has suffered in the past few years, especially with respect to our European operations, which were funded, in part, with cash flows generated by our North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of our printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally incurred in connection with our European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for us to repurchase certain senior notes (see Item 9.3 of this Annual Information Form — Senior Notes, and Note 16(c) to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007) in order to avoid breaching certain financial ratios, while also facing reduction in amounts available under our revolving bank facility.

More recent events further hindered our efforts to improve our balance sheet and financial position. First, on November 20, 2007, we announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, we announced that we would not be able to consummate a previously announced transaction to sell/merge our European operations, which otherwise would have resulted in proceeds being paid to us.

On December 31, 2007, we obtained a waiver from our bank syndicate lenders and from the sponsors of our North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, we failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Corporation and certain of our subsidiaries being in default of our obligations under our revolving bank facility, our equipment financing credit facility and our North American securitization program (see Item 9 of this Annual Information Form — Description of Certain Indebtedness, and Note 16 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007).

As a result of our unsuccessful efforts to obtain new financing, the inability at the time to conclude the proposed sale of our European operations and our operational demands, by mid-January 2008, we were experiencing a severe lack of liquidity and concluded we no longer had the ability to meet obligations which were falling due.

2.2          SALE OF OUR EUROPEAN OPERATIONS

On June 26, 2008 we announced the completion of the previously announced sale of our European operations to a subsidiary of HHBV, a Netherlands-based investment group. The transaction is valued at approximately €135 million.

Upon closing of the transaction, we received €52 million in net cash proceeds, less certain customary deductions and expenses permitted by our DIP Credit Agreement (as defined in Item 4 of this Annual Information Form — Highlights for the Last Three Financial Years), which we used to partially reimburse indebtedness under such credit facility. HHBV also assumed approximately €61 million of net debt, and it issued a €21.5 million five-year note bearing interest at 7% per year payable to us. The sale was made substantially on an “as is, where is” basis and was not subject to the approval of either Quebecor World’s or HHBV’s shareholders. The only condition to closing was its approval by the Court and the U.S. Bankruptcy Court pursuant to the Insolvency Proceedings, which was obtained on June 17, 2008.

At the time we sold our European operations, they consisted of 16 printing and related facilities employing approximately 3,500 people in Austria, Belgium, Finland, France, Spain and Sweden producing magazines, catalogs, retail inserts, direct mail products, books and directories.

2.3          CREATION OF THE MARKETING SOLUTIONS GROUP AND THE PUBLISHING SERVICES GROUP

On June 16, 2008, we announced the merging of our U.S. Retail Insert, Catalog, Sunday Magazine and Direct Mail divisions into a new integrated Marketing Solutions Group to better serve the marketing and advertising needs of our customers in multiple markets including retail, direct marketing, Sunday magazine, agency and financial services. The Marketing Solutions Group produces direct mail products, retail inserts, catalogs and Sunday Magazines in a coast-to-coast integrated network of more than 20 facilities in the United States. We expect that this operating and sales structure will allow us to improve our operational efficiency and enhance our integrated product offering to all our customers.

Subsequently, on June 17, 2008, we announced the integration of our U.S. Magazine, Book and Directory Divisions into the Publishing Services Group, as well as the merging of our U.S. Pre-Media and Logistics divisions into a single operating structure. The new Publishing Services Group is intended to streamline our operations, improve services, and better serve existing and new publishing customers.

We expect that this enhanced operating structure, comprising three U.S. divisions — Marketing Solutions Group, Publishing Services Group and Pre-Media and Logistics Group — instead of six, will result in greater synergies, shared resources and faster decision-making with a focus on delivering complete value-added solutions to two principal customer bases, multi-channel marketers and publishers. Our two other business groups are Canada and Latin America.

ITEM 3 — NARRATIVE DESCRIPTION OF THE BUSINESS

The description of our current business, including the number of our facilities, presses and equipment, contained in this Annual Information Form takes into account and reflects the completion of the sale of our European operations, which occurred on June 26, 2008. For more information on the sale of our European operations, please refer to Item 2.2 of this Annual Information Form — Sale of our European Operations.

3.1          BUSINESS OVERVIEW

3.1.1       Our Business

We are a leader in providing high-value, complete market solutions, including pre-print, print and post-print services to leading retailers, branded goods companies, catalogers as well as to leading publishers of magazines, books, directories and other printed media. We are also one of the few commercial printers able to serve customers on a regional, national and international basis. We are a leader in most of the services that we offer in our principal geographic markets. Our market-leading positions have been established through a combination of building long-term partnerships with the world’s leading print media customers, investing in key strategic technologies and expanding operations through acquisitions.

We have 99 printing and related facilities located in North America, Latin America and Asia. In the United States, we are the second largest commercial printer with 76 facilities in 28 states, and we are a leader in the printing of books, magazines, directories, retail inserts, catalogs and direct mail. We are the second largest commercial printer in Canada with 15 facilities in five provinces through which we offer a diversified mix of printed products and related value-added services to the Canadian market and internationally. We are also the largest commercial printer in Latin America, with seven facilities operating in Argentina, Brazil, Chile, Colombia, Mexico and Peru, and we have one facility in India. We operate both rotogravure and web offset presses in our various facilities, which provide our customers long-run, short-run and multi-versioning options as well as a variety of other value-added services, and which also enable us to print simultaneously for our customers in multiple facilities reducing cycle time and transportation costs.

The table below summarizes the location of our printing and related facilities and the services offered by such facilities:

LOCATION	# OF FACILITIES

UNITED STATES (Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Iowa, Kentucky, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Tennessee, Texas, Utah, Virginia, West Virginia and Wisconsin)	76

CANADA (Alberta, British Columbia, Nova Scotia, Ontario and Quebec)	15

LATIN AMERICA (Argentina, Brazil, Chile, Colombia, Mexico and Peru)	7

ASIA (India)	1

TOTAL:	99

Our primary print services groups in the United States are the Marketing Solutions Group and the Publishing Services Group. We also offer to our customers various services in our Pre-Media and Logistics Group. Our customers include many of the largest publishers, retailers and catalogers in the geographic areas in which we operate and for the services that we offer. Our Marketing Solutions Group integrates all our activities related to U.S. retail inserts, catalogs, Sunday magazines and direct mail. With respect to retail inserts, our customers include Sears, JC Penney, Kohl’s, Albertson’s, Comp USA, Wal-Mart, RONA and Petco. We print catalogs for customers such as Williams-Sonoma, Blair Corporation, Bass Pro, Redcats and Victoria’s Secret. Our Publishing Services Group comprises our book, magazine and directory print services. Our book publishing customers include Reader’s Digest Association, McGraw-Hill, Scholastic, Harlequin Enterprises, Thomas Nelson, Simon & Schuster and Imagitas, Inc. We print magazines for publishers including Time, Hearst, Hachette, Primedia, Wenner Media, Meister Media Worldwide, Stamats Business Media Amos Publishing, Reader’s Digest Association and Affinity Group Inc. Our directories customers include Dex Media, Yellow Book USA and Yellow Pages Group (Canada).

Our two other business groups are Canada and Latin America, which both offer a variety of print, pre-media and logistics services to marketers, retailers and publishers in their respective geographical areas.

3.1.2       Industry Overview

Commercial printing is a highly fragmented, capital-intensive industry. The North American and Latin American printing industries are very competitive in most product categories and geographic regions. We believe that the ten largest competitors in the North American commercial printing market have less than 25% of the total share of each of their respective markets. In 2006, in the United States alone, there were approximately 30,700 commercial printers.

Commercial printers tend to compete within each product category based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. Small competitors are generally limited to servicing customers for a specific product category within a regional market. Larger and more diversified commercial printers with greater geographic coverage, such as us, have the ability to serve national and international customers across multiple print service categories.

We believe that the trend towards consolidation will continue as larger commercial printers displace medium-size printers and regional competitors. Industry trends in Latin America, which are mirroring historical developments in North America, indicate that this market may also undergo consolidation.

In addition, technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the increased use of the Internet and the electronic distribution of media content, documents and data. While the acceleration of consumer acceptance of such electronic media will probably continue to increase, we believe that the value and role of printed media should continue to play a strong role in marketing, advertising and publishing because, in our view, print media is an efficient and effective vehicle to market and advertise products. We believe that in a multichannel marketing strategy, print should continue to play a key and important role. We further believe that a significant percentage of the purchases over the Internet are based upon a buying decision based upon a catalog or retail insert, and that print plays a synergistic role with many of the new technologies.

3.2          DESCRIPTION OF SEGMENTS AND PRINT SERVICES

We operate in the commercial print media segment of the printing industry and our business segments are located in two main geographical regions: North America and Latin America. In the United States, our print services are offered by three business groups: the Marketing Solutions Group, the Publishing Services Group and the Pre-Media and Logistics Group.

Our two other business groups are Canada and Latin America. The Canadian and Latin American business groups both offer the same broad range of print services as our three U.S. business groups, such as retail inserts, magazines, catalogues, books, directories and, in the case of Canada only, direct mail products, as well as before and after print services such as complete pre-media solutions.

3.2.1                     Marketing Solutions Group

Our Marketing Solutions Group was created on June 16, 2008. Through our Marketing Solutions Group, we offer and provide print services related to retail inserts, catalogs, Sunday magazines and direct mail (see Item 2.3 of this Annual Information Form — Creation of the Marketing Solutions Group and the Publishing Services Group).

•                  Retail Inserts

Our major retail insert customers include some of the largest retailers in North America and Latin America, such as CVS (Consumer Value Stores), JC Penney, Kohl’s, Sears, RONA, Comp USA, Wal-Mart, Petco and Walgreens. We believe that we are the leading retail insert printer in North America, where our unique coast-to-coast rotogravure and web offset network provides retailers with a dual-process option for long-run and multi-versioned advertising campaigns.

•                  Catalogs

We are one of the largest printers of catalogs in North America. Our catalog customer base includes Williams-Sonoma, Oriental Trading Company, Victoria’s Secret, IKEA, Cabellas, Bass Pro, Blair Corporation, Redcats and many others. We offer special catalog services, such as list services, to help customers compile effective lists for distribution, co-mailing, co-stitching and selective-binding capacity, as well as providing ink-jet addressing and messaging to personalize messages for each recipient. These and other value-added services allow our customers to vary catalog content to meet their customers’ demographic and purchase patterns. Our geographic reach also allows us to offer our customers one-stop shopping for all of their catalog needs.

•                  Sunday Magazines

We believe that we are the industry leader in the production of the major weekend newspaper magazines, Parade and USA Weekend, as well as locally edited and distributed titles. These are four-color magazines inserted in major-market weekend newspapers. We also print comic books for leading companies.

•                  Direct Mail

We are a North American industry leader in direct mail production. Two of our facilities, located in Atlanta, GA and Effingham, IL, are direct mail mega-facilities that provide complete direct mail production services from the data programming stages through to bulk mailing. We can produce everything from traditional direct mail packages to complex personalized in-line finished packages. Approximately 90% of the manufacturing (except for conventional envelopes) is done in-house thereby streamlining the production process and reducing cycle time and transportation costs. Our sophisticated inkjet imaging technology allows us to apply variable messages in up to sixteen different locations on a single printed piece and in virtually any font or color with resolutions of up to 240 dpi.

Furthermore, we have the capability to combine and co-ordinate all the pieces of multi-component marketing materials in virtually one pass through the press. By combining these features with our highly complex in-line imaging capability, we can provide clients with more targeted and personalized marketing vehicles.

3.2.2                     Publishing Services Group

Our Publishing Services Group was created on June 17, 2008 and integrates our books, magazines and directories print services (see Item 2.3 of this Annual Information Form — Creation of the Marketing Solutions Group and the Publishing Services Group).

•                  Books

We are a North American industry leader in book manufacturing. We print books for many of the world’s leading publishers, including McGraw-Hill, Scholastic, Harlequin Enterprises, Simon & Schuster, Thomas Nelson, Time-Warner, Reader’s Digest Association, Imagitas and Pearson Education. We are an industry leader in the application of new technologies for book production, including electronic pre-media, information networking and digital printing. With facilities in North America and Latin America, we serve more than 750 book publishing customers internationally.

Our Latin American platform serves as a competitive alternative to Asia in the printing of books. It is also well positioned to service North American book publishers in the printing of books for which time-to-market is not as significant a factor.

In keeping with our full-service approach, we also provide on-demand digital printing services for small quantities of books, brochures, technical documents and similar products to be produced quickly and at a relatively low cost.

In April 2006, we announced that we were significantly enhancing service to our international book customers through the implementation of our three-year strategic investment plan and through improved integration of our book platform. This investment plan forms part of our long-term strategic plan to meet the changing needs of the publishing industry, and we believe that it will permit our U.S. book facilities to become more focused on specializing in specific product lines. This specialization, combined with new equipment, including two new wide-web MAN presses (Fairfield, PA) and the installation of new computer-to-plate systems and casing in equipment (Fairfield, PA and Martinsburg, WV), will permit these facilities to improve efficiencies and better serve our book customers. In the mass-market segment, we completed the installation of two Timson presses in July 2007. These new presses are designed to deliver faster set-up and greater throughput than other wide-web presses in the market today. In the reference and educational book segment, in addition to new, more efficient presses, we will be offering our customers improved binding capacity with the installation of new state-of-the-art, highly automated bindery equipment. We have also enhanced our capabilities in the rapidly growing market for digitally printed books and related products with the addition of new digital presses at facilities in Dubuque, IA and Leominster, MA.

•                  Magazines

We are one of the leading printers of consumer magazines in the United States. We print more than 1,000 magazine titles, including industry leading titles such as Elle for Hachette-Fillipachi Magazines US, Cosmopolitan and Good housekeeping for Hearst Corp., Maxim for Alpha Media Publishing, Forbes for Forbes Inc., ESPN The Magazine for Walt Disney Corp., In Touch Weekly for Bauer Publishing USA, Family Handyman and Weekly Reader for Reader’s Digest Association and Rolling Stone, US Weekly and Men’s Journal for Wenner Media. We operate an international print platform with operations in the United States, Canada and Latin America. As the industry leader in weekly publishing, we produce more than 15 magazine titles for Time, Inc., including Time, Sports Illustrated, People, Entertainment Weekly, Time For Kids as well as Fortune, Money, Southern Living, Cooking Light, Coastal Living, Southern Accents and People en Español.

We have invested in pre-media and post-press technology to enhance our ability to service this market by providing publishers with before and after print services. Our co-mailing and other logistics services help publishers reduce costs and improve distribution. For the production of medium to long-run magazines, we believe that we are at an advantage because our facilities have selective-binding and ink-jet-imaging capabilities and can utilize our mail analysis system.

•                  Directories

We are the largest directory printer in Canada and one of the leading directory printers in the United States and Latin America. We print directories for some of the largest directory publishers in the world, including Dex Media, Yellow Book USA, RH Donnelley, Windstream and Frontier in the United States, the Yellow Pages Group in Canada, as well as Telmex and Telefonica in Latin America.

3.2.3                     Pre-Media and Logistics Group

We are a leader in the transition from conventional pre-press to an all-digital workflow, providing a complete spectrum of film and digital preparation services, from traditional creative services and colour separation to state-of-the-art, all-digital pre-media, as well as digital photography and digital archiving. Such pre-media services include the color electronic pre-media system, which takes art work from concept to final product, and desktop publishing, giving the customer greater control over the finished product. These pre-media services are especially helpful to smaller customers, who may not have the capital to employ such equipment or who may have to rely on third-party vendors, which may result in coordination and delay problems. Our specialized digital and pre-media facilities, which are strategically located close to and, in certain cases, onsite at, customers’ facilities, provide our customers high-quality, 24-hour preparatory services linked directly to our various printing facilities. In addition, our computer systems enable us to electronically exchange both images and textual material directly between us and our customers’ business locations. We believe that our integrated pre-media operations provide us with competitive advantages over traditional prepress shops that are not able to provide the same level of integrated services. Our pre-media services bring together the full range of digital technologies and pre-media assets within our corporate group that allows us to focus on providing a more comprehensive range of solutions to our customer base.

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

3.3                               MANUFACTURING AND TECHNOLOGY

3.3.1                     Description of Manufacturing Processes and Equipment

We use principally two types of printing processes, rotogravure and offset, which are the most commonly used commercial printing processes. Both processes have undergone substantial technological advances over the past decade, resulting in significant improvements in both speed and print quality.

•                  Rotogravure

The rotogravure process uses a copper-coated printing cylinder that is mechanically engraved using high-precision, computer-controlled and diamond-cutting heads. Although the engraving of the printing cylinder is relatively expensive, the printing cylinder itself is extremely durable and cost-effective per long run. The rotogravure process has an excellent reputation for the quality of its four-color reproductions on various grades of paper and the very high speed at which it is capable of running. Rotogravure also provides the advantage of offering multiple cut-off sizes. With 65 rotogravure presses, we are one of the largest world-wide printers using the rotogravure process.

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

•                  Offset

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

Heatset web offset involves a press which uses an oven to instantly set or dry the oil-based inks. This permits high speed and better quality and is best suited for printing on glossier papers (coated paper). Heatset web offset is used to print retail inserts, magazines, catalogs and books. We operate 282 heatset web offset presses.

Coldset web offset involves a press that does not use an oven to dry the ink, instead using oil-based inks that are absorbed into the paper and dried by oxidation. Coldset web offset is used mainly to print newspapers, books, directories and some retail inserts. We operate 39 coldset web offset presses.

We also operate 60 sheetfed offset presses, which print books, promotional material, covers and direct-mail products.

3.3.2                     Technology

We cooperate with large suppliers in the area of research and development of new printing technologies, materials and processes. Our capital-improvement programs include adding, replacing and upgrading existing equipment.

In the past several years, we have invested in faster, more efficient and higher quality presses. In July 2004, we announced, as part of our retooling program, our intention to purchase latest generation web offset presses targeted for the magazine, catalog, retail and book platforms of our U.S. operations. This allowed us to further improve efficiency and meet the needs of both publishers and retailers. Since July 2004, we have installed 19 new presses, due mainly to our retooling program. During this period, we permanently de-commissioned or sold over 70 presses and relocated nearly 40 presses, excluding the European operations.

Pre-media has continued to adapt to ever changing technology advancements and embrace web-enabled digital workflows as part of our offerings to customers. The latest hardware and software solutions help drive the services upstream in the creative process and downstream to print and web media options. We have deployed content management systems and services to bridge the information to multiple media channels. We have been an industry leader in bringing new on-line imaging services in conjunction with traditional pre-media services and color management, which streamline the production of pages for print. We have pioneered the digital engraving process for gravure and early adoption to computer-to-plate process for offset printing to optimize the color quality and consistency on our presses. Migration to a complete PDF workflow simplifies and standardizes the process. We also believe that we have established one of the industry’s most efficient data communications (VPN) network, capable of transmitting customer files from our pre-media centers to multiple print facility locations. Virtual Soft Proofing technology has allowed viewing of images and pages across the Internet that will ultimately improve schedules and enable last-minute changes.

We have also upgraded our U.S. rotogravure network with a view to improving efficiency and service to our magazine, catalog, retail insert and weekend newspaper magazine customers. We were one of the first commercial printers in North America to install short cut-off tabloid offset presses. These presses print more pages at faster speeds and use less paper than do conventional tabloid presses. We have also invested in new and emerging digital and web-based technologies to improve services, reduce costs and expand our range of products.

We operate a North American-wide telecommunications network, which enhances our ability to move digital files between our facilities and customers quickly, share work among facilities, and expand distribution and printing operations.

3.4                               SALES AND MARKETING

Our sales and marketing activities are highly integrated and reflect an increasingly international approach to meeting customers’ needs that are complemented by product-specific sales efforts. Sales representatives are located in facilities or in regional offices throughout North America and Latin America, generally close to their customers and prospects. Each sales representative has the ability to sell into any facility in our network. This enables the customer to coordinate simultaneous printing throughout our network through one sales representative. Some larger customers prefer to centralize the purchase of printing services and, in this regard, our ability to provide broad geographical services is clearly an advantage over smaller regional competitors.

3.5                               PURCHASING AND RAW MATERIALS

The principal raw materials used in our products are paper and ink. In 2007, we spent approximately US$2.1 billion on raw materials. We exercise our purchasing power to obtain pricing, terms, quality, quality control and service in line with our status as one of the largest industry customers.

For most of our purchases, we negotiate with a limited number of suppliers to maximize our purchasing power, but we do not rely on any single supplier. Purchasing activity at both the local plant and corporate level is coordinated in order to increase and benefit from economies of scale. Inventory-control operations are also integrated into our purchasing functions, which has resulted in improvements in inventory turnover. Inventories are also managed and tracked on a regional basis, increasing the utilization of existing inventories.

We take pride in offering world-wide procurement services to our customers. We believe that our procurement office, located in Fribourg, Switzerland, provides us with a competitive advantage. By consolidating the activities formerly carried out at four regional offices, we have been able to reduce administrative costs, standardize procurement and provide customers with assured supply at attractive prices.

3.6                               COMPETITIVE ENVIRONMENT

The commercial printing business is highly competitive in most product categories and geographic segments. Industry analysts consider most of the industry’s markets to be currently oversupplied, and competition is significant. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology.

3.7                               SEASONALITY OF THE CORPORATION’S BUSINESS

Operations in the print business are seasonal, with the majority of our historical operating income during the past five financial years being realized in the second half of the financial year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

3.8                               HUMAN RESOURCES

As at June 30, 2008, we employed approximately 20,000 people in North America, of whom approximately 5,900 are covered by 45 separate collective agreements. Nine collective agreements covering approximately 300 employees are currently in negotiation. Of these, two collective agreements covering approximately 130 employees expired in 2007, and five collective agreements covering approximately 60 employees expired in 2006. In addition, two collective agreements covering approximately 100 employees will expire in 2008 and are already in negotiation. These agreements are limited to single facilities and groups of employees within these facilities.

We also employed approximately 3,000 people in Latin America as at June 30, 2008. Of this number, the majority of our employees in Latin America are either governed by agreements that apply industry-wide or by a collective agreement.

3.9                               ENVIRONMENTAL REGULATIONS

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

We expect to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental laws and requirements, as well as to address equipment and process upgrades over the next few years as part of an overall environmental compliance plan. Furthermore, we do not anticipate that maintaining compliance with existing environmental statutes will have a material adverse effect upon our competitive or consolidated financial position.

We believe we have internal controls and personnel dedicated to compliance with all applicable environmental laws and that we provide for adequate monitoring and management of the environmental risk related to our operations. For the 2008 calendar year, we believe that there are no new environmental matters (environmental incident, promulgation of new environmental laws and regulations, soil and groundwater contamination discovery, etc.) to be reported that could have a material impact on our operations.

ITEM 4 – HIGHLIGHTS FOR THE LAST THREE FINANCIAL YEARS

In light of the Insolvency Proceedings, we are of the view that the most relevant and significant developments concerning Quebecor World are the Insolvency Proceedings, certain events leading up to the Insolvency Proceedings and events that occurred subsequent thereto as described below. Quebecor World’s prior annual information forms provide detailed descriptions of other events and developments concerning Quebecor World in prior periods.

•                                         On November 22, 2007, we entered into a factoring program for our accounts receivable in France. Under this program (the “Factoring Program”), we entered into agreements to sell up to €47.0 million (US$69.2 million) of selected receivables with limited recourse. As at December 31, 2007, we had sold accounts receivable of €27.7 million (US$40.7 million) under the Factoring Program. As at December 31, 2007, the accounts receivable pledged totaled US$40.7 million. This Factoring Program was sold in connection with the sale of our European operations (see Item 2.2 of this Annual Information Form — Sale of our European Operations).

•                                         On January 20, 2008, we filed for Court protection under the CCAA and on January 21, 2008, we obtained an order from the Quebec Superior Court granting creditor protection under the CCAA for Quebecor World Inc. and for 53 U.S. Subsidiaries. On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 in the U.S. Bankruptcy Court. For more information on our filing for credit protection, please refer to Item 2.1 of this Annual Information Form — Creditor Protection and Restructuring.

•                                         On January 21, 2008, in connection with the Insolvency Proceedings, we concluded a senior secured super priority debtor-in-possession credit agreement (the “DIP Credit Agreement”) with Credit Suisse and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and initial lenders, and a syndicate of lenders named later. The DIP Credit Agreement provides for a US$1 billion credit facility made available to Quebecor World and Quebecor World (USA) Inc. The credit facility will expire in July 2009 unless we complete a plan of reorganization under Chapter 11 or a plan of compromise or arrangement under the CCAA prior thereto. The DIP Credit Agreement contains certain restrictions, including the obligation to respect certain covenants and financial ratios, as well as certain events of default, all of which are customary for a debtor-in-possession credit agreement. The DIP Credit Agreement is fully secured by liens on substantially all of our North American assets and on certain of our assets located in Latin America (see Item 9.1 of this Annual Information Form — DIP Credit Agreement).

•                                         Our pre-petition revolving credit agreement has been amended by amendments dated as of January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, which were concluded in order to facilitate the syndication of the credit facility and to provide us with additional flexibility regarding reporting requirements and certain other covenants contained in the DIP Credit Agreement.

•                                         On January 28, 2008, we also announced that Quebecor World PLC, our subsidiary based in Corby, United Kingdom, had been placed into administration. This facility had experienced economic difficulties mainly due to the overcapacity of the UK printing industry, challenging market conditions and reduced demand for printing in the United Kingdom. This decision was not related to our filing for credit protection in the United States and Canada.

•                                         On March 1, 2008, 3,975,663 of our 6.90% Series 5 Cumulative Redeemable First Preferred Shares (the “Series 5 Preferred Shares”) were converted into 51,410,291 Subordinate Voting Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares (see Item 10.1.4 of this Annual Information Form — General Description of Capital Structure — Preferred Shares).

•                                         On June 1, 2008, 517,184 of our Series 5 Preferred Shares were converted into 6,799,353 Subordinate Voting Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares (see Item 10.1.4 of this Annual Information Form — General Description of Capital Structure — Preferred Shares).

•                                         On June 16 and 17, 2008, we announced the merging of our U.S. Retail Insert, Catalog, Sunday Magazine and Direct Mail divisions into our Marketing Solutions Group, our U.S. Magazine, Book and Directory divisions into our Publishing Services Group and our U.S. Pre-Media and Logistics divisions into the Pre-Media and Logistics Group (see Item 2.3 of this Annual Information Form — Creation of the Marketing Solutions Group and the Publishing Services Group).

•                                         On June 26, 2008, we announced the completion of the sale of our European operations to a subsidiary of HHBV (see Item 2.2 of this Annual Information Form — Sale of our European Operations).

•                                         Effective September 1, 2008, 744,124 of our issued and outstanding Series 5 Preferred Shares were converted into 9,943,356 Subordinate Voting Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares (see Item 10.1.4 of this Annual Information Form — General Description of Capital Structure — Preferred Shares).

•                                         On September 26, 2008, we received notices in respect of 66,601 of our remaining issued and outstanding Series 5 Preferred Shares requesting conversion into our Subordinate Voting Shares as of December 1, 2008. On or after November 27, 2008, we will announce the final conversion rate applicable to the conversion of such 66,601 Series 5 Preferred Shares into Subordinate Voting Shares scheduled to occur as of December 1, 2008 (see Item 10.1.4 of this Annual Information Form — General Description of Capital Structure — Preferred Shares).

•                                         Finally, on September 29, 2008, in the context of the Insolvency Proceedings, we were authorized by the Court to enter into a share purchase agreement providing for the sale to Bandhu Industrial Resources Private Limited of our interest in TEJ Quebecor Printing Limited (“TQPL”), which operates a printing facility located in Gurgaon, India for an estimated total net consideration of approximately US$150,000 (see Item 2.1 of this Annual Information Form — Creditor Protection and Restructuring).

ITEM 5 — OUR DIRECTORS AND OFFICERS

5.1                               OUR DIRECTORS

Our Board of Directors is currently composed of ten members. The term of office of each director expires upon the election of his or her successor unless the director resigns from office or his or her office becomes vacant by death, removal or other cause. The following table sets forth, as at September 30, 2008, the names, places of residence and principal occupations of the directors, the year of their appointment, the committees on which each director serves as a member, as the case may be, the number of Subordinate Voting Shares held by each of them as well as the directorships they hold on other public companies.

All the information in this Item has been provided to us by the persons concerned.

Name and Place of Residence	Principal Occupation	Director Since	Number of Subordinate Voting Shares Held		Other Directorships

DOUGLAS G. BASSETT, O.C., O., ONT.(AC)(PC) Ontario, Canada	Chairman and President of Windward Investments (private investment company)	2007	—		• Rothmans Inc. • White Raven Capital Corporation

ANDRÉ CAILLÉ(HRCC)(PC)(EC)(RC)(IC) Quebec, Canada	Corporate Director	2005	—		• National Bank of • Canada • Junex Inc.

MICHÈLE DESJARDINS(HRCC)(NCGC)(PC)(RC)(IC) Quebec, Canada	President, Koby Consulting Inc. (management consultant firm)	2007	—		None.

JEAN LA COUTURE(AC)(HRCC)(EC)(RC)(1) Quebec, Canada	President, Huis Clos ltée (management and mediation firm)	2007	1,000		• Quebecor Inc. • Innergex Power Trust • Immunotec Inc.

JACQUES MALLETTE(RC) Quebec, Canada	President and Chief Executive Officer of Quebecor World Inc.	2008	—	(2)	None.

THE RIGHT HONOURABLE BRIAN MULRONEY(EC)(1) Quebec, Canada	Chairman of the Board of Quebecor World Inc. and Senior Partner of Ogilvy Renault LLP (law firm)	1997	—	(3)	• Quebecor Inc. • Archer-Daniels-Midland Company • Barrick Gold Corporation • Cendant Corporation • Trizec Properties Inc.

JEAN NEVEU(NCGC)(RC)(1) Quebec, Canada	Chairman of the Board of Quebecor Inc. (communications company) and Chairman of the Board of TVA Group Inc. (television broadcasting company)	1989	3,896	(4)	• Quebecor Inc. • TVA Group Inc.

ÉRIK PÉLADEAU(1) Quebec, Canada	Vice Chairman of the Board of Quebecor World Inc., Vice Chairman of the Board of Quebecor Media Inc. (communications company) and Vice Chairman of the Board of Quebecor Inc. (communications holding company)	1989	504	(5)(6)	• Quebecor Inc. • Le Groupe Jean Coutu (PJC) inc.

PIERRE KARL PÉLADEAU(EC)(1) Quebec, Canada	President and Chief Executive Officer of Quebecor Inc. (communications holding company), Vice Chairman of the Board and Chief Executive Officer of Quebecor Media Inc. (communications company)	1989	25,976	(6)(7)	• Quebecor Inc. • TVA Group Inc.

Name and Place of Residence	Principal Occupation	Director Since	Number of Subordinate Voting Shares Held	Other Directorships

ALAIN RHÉAUME(AC)(NCGC)(EC)(IC)(8) Quebec, Canada	Lead Director of Quebecor World Inc. and Managing Partner of Trio Capital (private investment firm specialized in telecommunications)	1997	—	• Boralex Income Fund • Kangourou Media Inc. • DiagnoCure Inc.

(AC)	Member of our Audit Committee.

(HRCC)	Member of our Human Resources and Compensation Committee.

(NCGC)	Member of our Nominating and Corporate Governance Committee.

(PC)	Member of our Pension Committee.

(EC)	Member of our Executive Committee.

(RC)	Member of our Restructuring Committee.

(IC)	Member of our Independent Committee.

(1)

Each of Messrs. La Couture, Mulroney, Neveu, Érik Péladeau and Pierre Karl Péladeau is also a director of Quebecor Inc. Between April 2 and June 12, 2008, Quebecor Inc.’s directors, senior officers and certain of its current and former employees were prohibited from trading in the securities of Quebecor Inc. pursuant to a management cease trade order issued by the Autorité des marchés financiers in connection with the delay in filing its 2007 annual financial statements, first quarter 2008 interim financial statements and related management’s discussion and analysis.

(2)	Mr. Mallette holds 224,000 options to purchase Subordinate Voting Shares.

(3)

On October 31, 2001, the Board granted The Right Honourable Brian Mulroney options to subscribe for 50,000 Subordinate Voting Shares at an exercise price of $33.50 per share. In addition, on February 3, 2003, the Board granted Mr. Mulroney options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of US$23.746 per share. Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor Inc.

(4)	Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor Inc.

(5)

Érik Péladeau owns 140 Class B Subordinate Voting Shares of Quebecor Inc. and he controls Cie de Publication Alpha inc., which holds 5,200 Class B Subordinate Voting Shares of Quebecor Inc. On February 14, 2003, the Human Resources and Compensation Committee of the Corporation granted Mr. Péladeau options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of $33.648 per share.

(6)

A trust established for the benefit of Érik Péladeau and Pierre Karl Péladeau has voting control of Quebecor Inc., the Corporation’s controlling shareholder, with 17,508,964 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor Inc., representing 67.09% of all voting interests in Quebecor Inc.

(7)	Pierre Karl Péladeau also owns 3,200 Class A Multiple Voting Shares and 25,000 Class B Subordinate Voting Shares of Quebecor Inc.

Between December 22, 1998 and August 2, 2005, the Board of Directors of the Corporation granted to Mr. Péladeau options to subscribe for a total of 1,862,708 Subordinate Voting Shares at exercise prices ranging from $24.444 to $32.91.

(8)

From May 1996 until February 2001, Alain Rhéaume was Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc., which, in January 2003, effected a recapitalization plan approved by its creditors and obtained a court order under the CCAA implementing such plan. At that time, Mr. Rhéaume was Chief Operating Officer of a wholly-owned subsidiary of Microcell Telecommunications Inc. Mr. Rhéaume no longer serves as a director of Microcell Telecommunications Inc.

Except as stated below, each of the aforementioned directors has, during the past five years, carried on his or her current occupation or held other management positions with the same or other associated companies or firms, including affiliates and predecessors, indicated opposite his or her name.

•                                         Jacques Mallette. Director, President and Chief Executive Officer. Mr. Mallette has served as our President and Chief Executive Officer since December 18, 2007. From October 2005 to December 2007, he served as our Executive Vice President and Chief Financial Officer. Mr. Mallette also served as Executive Vice President and Chief Financial Officer of Quebecor Inc., from 2003 until December 2007. He was Executive Vice President of Sun Media Corporation from  2003 until October 18, 2005, where he was also the Chief Financial Officer from 2003 until January 2005. He was also the Executive Vice President and Chief Financial Officer of Quebecor Media Inc. from 2003 until September 30, 2005. Mr. Mallette was a director and Executive Vice President of Le Groupe Videotron Ltd.  from April 2003 until October 18, 2005, where he also served as Chief Financial Officer from April 2003 until January 2005. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994.     Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982. Mr. Mallette has been a director of Quebecor World Inc. since February 21, 2008.

•                                         André Caillé. Mr. Caillé previously served as the President and Chief Executive Officer of Hydro-Québec from 1996 until April 2005. He was then appointed Chairman of the Board of Hydro-Québec and served in that capacity until September 14, 2005. Mr. Caillé also served as President and Chief Executive Officer of Gaz Métropolitain from 1987 until 1996. Mr. Caillé also served as Chairman of the World Energy Council from September 2004 to November 2007 and as a director of National Bank of Canada since November 2005. Mr. Caillé has been a director of Quebecor World since December 2005 and serves as the Chairman of our Human Resources and Compensation Committee, Chairman of our Restructuring Committee and as a member of our Pension Committee. Mr. Caillé was elected as a director of Junex Inc., a junior oil and gas exploration company, in June 2008.

•                                         Alain Rhéaume. Mr. Rhéaume is the founder and managing partner of Trio Capital. He was Executive Vice President and President of Fido at Rogers Wireless Inc., from November 2004 until June 2005. He was President and Chief Operating Officer of Microcell Solutions Inc. from May 2003 until November 2004 and President and Chief Executive Officer of Microcell PCS from February 2001 until April 2003. He has been a director of Quebecor World since 1997. Mr. Rhéaume has served as lead director of Quebecor World since February 2006. He serves as the Chairman of our Nominating and Corporate Governance Committee and as a member of our Audit Committee.

5.2                               RECORD OF ATTENDANCE OF THE DIRECTORS

The following tables set forth the record of attendance of the directors of the Corporation and the number of meetings of the Board and its Committees held during the year ended December 31, 2007.

NUMBER OF MEETINGS ATTENDED/ NUMBER OF MEETINGS HELD (1)
DIRECTORS	BOARD	COMMITTEES
Douglas G. Bassett	13/14	15/15
André Caillé	16/18	17/17
Michèle Desjardins	14/14	7/7
Jean La Couture	3/4	—
The Right Honourable Brian Mulroney, P.C., C.C., LL.D. (2)	17/17	—
Jean Neveu	18/18	5/6
Érik Péladeau(2)	13/17	—
Pierre Karl Péladeau(2)	15/17	—
Alain Rhéaume	18/18	21/21
OVERALL ATTENDANCE RATE:	92.7%	98.5%

(1) Since becoming a director or a member of the relevant Committee(s).

(2) The non-independent directors did not attend one of the Board meetings held in 2007, which was intended to be a meeting of independent Board members only.

SUMMARY OF BOARD OF DIRECTORS AND COMMITTEE MEETINGS HELD IN 2007

Board of Directors	18
Executive Committee	—
Audit Committee	13
Human Resources and Compensation Committee	9
Pension Committee	4
Nominating and Corporate Governance Committee	4

5.3                               OUR EXECUTIVE OFFICERS

Name and Place of Residence	Position with Quebecor World	Number of Subordinate Voting Shares Held	Number of Options to Purchase Subordinate Voting Shares Held

JACQUES MALLETTE Quebec (Canada)	Director, President and Chief Executive Officer	—	224,000

JEREMY ROBERTS Quebec (Canada)	Chief Financial Officer	2,577	30,384

GUY TRAHAN Buenos Aires (Argentina)	President, Latin America	—	173,528

DAVID BLAIR Ontario (Canada)	Senior Vice President, Operations, Technology and Continuous Improvement	6,484	201,572

MICHÈLE BOLDUC Quebec (Canada)	Senior Vice President, Legal Affairs and General Counsel	3,046	10,000

LOUISE DESJARDINS Quebec (Canada)	Senior Vice President, Taxation	—	22,000

WILLIAM J. GLASS Quebec (Canada)	Senior Vice President, Business Development and Strategy	—	65,000

MARIO SAUCIER Quebec (Canada)	Senior Vice President, Special Projects	38	15,000

BEN SCHWARTZ Quebec (Canada)	Senior Vice President, People and Leadership	—	—

MARIO D’ARIENZO Quebec (Canada)	Vice President, Real Estate	1,127	—

DIANE DUBÉ Quebec (Canada)	Vice President, Corporate Controller	1,963	15,779

JOSEPH PANNUNZIO Quebec (Canada)	Vice President, Information Technology	—	13,000

ROLAND RIBOTTI Quebec (Canada)	Vice President, Corporate Finance and Treasurer	—	8,000

TONY ROSS Quebec (Canada)	Vice President, Communications	2,834	8,148

Name and Place of Residence	Position with Quebecor World	Number of Subordinate Voting Shares Held	Number of Options to Purchase Subordinate Voting Shares Held

MARIE-ÉLIZABETH CHLUMECKY Quebec (Canada)	Corporate Secretary	—	—

LUCIE DESJARDINS Quebec (Canada)	Assistant Corporate Secretary	—	—

STEVEN GALEZOWSKI Quebec (Canada)	Assistant Treasurer	2,054	—

All of our officers have held the positions and principal occupations indicated above or other occupations within the Quebecor Group of companies for the past five years, except as otherwise indicated below:

•                                         Jacques Mallette. Director, President and Chief Executive Officer. Mr. Mallette has served as our President, Chief Executive Officer and Chief Financial Officer since December 18, 2007. From October 2005 to December 2007, he served as our Executive Vice President and Chief Financial Officer. Mr. Mallette also served as Executive Vice President and Chief Financial Officer of Quebecor Inc., from 2003 until December 2007. He was Executive Vice President of Sun Media Corporation from 2003 until October 18, 2005, where he was also the Chief Financial Officer from 2003 until January 2005. He was also the Executive Vice President and Chief Financial Officer of Quebecor Media Inc. from 2003 until September 30, 2005. Mr. Mallette was a director and Executive Vice President of Le Groupe Videotron Ltd.  from April 2003 until October 18, 2005, where he also served as Chief Financial Officer from April 2003 until January 2005. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982. Mr. Mallette has been a director of Quebecor World Inc. since February 21, 2008.

•                                         Jeremy Roberts. Chief Financial Officer. Mr. Roberts was appointed our Chief Financial Officer on July 28, 2008. From May 10, 2006 to July 2008, he served as our Senior Vice President, Corporate Finance and Treasurer. Prior to that, he served as Vice President, Corporate Finance and Treasurer since April 2004. Mr. Roberts has held several positions with Quebecor World since 1997, including Vice President, Investor Relations and Treasurer, Director, Corporate Finance and Investor Relations and Assistant Treasurer.

•                                         Guy Trahan. President of Quebecor World Latin America. Mr. Trahan has served as President of Quebecor World Latin America since July 1997. Mr. Trahan was President - Eastern and Specialty Groups and Executive Vice President - Canada of Quebecor Printing Inc. since 1993 and President - Eastern Canada and Mexico of Quebecor Printing Inc. since 1988. From 1985 to 1988, he was Vice President and General Manager of Gazette Canadian Printing and Southam Murray, a division of Southam Printing Ltd., and Vice President, Sales and Marketing of Uniboard Canada since 1982.

•                                         David Blair. Senior Vice President, Operations, Technology and Continuous Improvement. Mr. Blair has served as our Senior Vice President, Operations, Technology and Continuous Improvement since November 6, 2006 and, before that, he served as Senior Vice President, Manufacturing, Environment and Technology. From June 2001 until April 2002, he was our Vice President, Manufacturing, Technologies and Environment and from January 1999 until June 2001, he was our Vice President, Manufacturing.

•                                         Michèle Bolduc. Senior Vice President, Legal Affairs and General Counsel. Ms. Bolduc has served as our Senior Vice President, Legal Affairs and General Counsel since January 17, 2008. From November 2004 to January 2008, she served as our Vice President, Legal Affairs. From January 2000 until November 2004, she was Vice President and General Counsel, Operations at BCE

Emergis Inc. (electronic commerce company). From 1993 until 2000, she was Assistant General Counsel at Bell Canada.

•                                         Louise Desjardins. Senior Vice President, Taxation. Ms. Desjardins has served as our Senior Vice President, Taxation since February 22, 2007. Prior to that appointment, she served as Vice President, Taxation since May 3, 2004. From March 2000 until April 2004, she served as Director, Taxation of Abitibi-Consolidated Inc. and, from August 1995 until February 2000, as Director, Taxation of St-Lawrence Cement Inc. Ms. Desjardins has also served as a councillor for the City of Rosemère since November 6, 2005.

•                                         William J. Glass. Senior Vice President, Business Development and Strategy. Mr. Glass has served as our Senior Vice President, Business Development and Strategy since August 18, 2006. Prior to joining Quebecor World, Mr. Glass was Vice President of Business Development of Sun Chemical Corporation since April 2002. From August 2001 until April 2002, he was Director of Sales and Marketing of Fisher Scientific Inc., Lab Equipment Division. From February 2000 to August 2001, he was Director of Sales for Investmart Inc.

•                                         Mario Saucier. Senior Vice President, Special Projects. Mr. Saucier has served as our Senior Vice President, Special Projects since July 29, 2008. From December 2005 to July 2008, he served as our Senior Vice President and Chief Accounting Officer. Prior to joining Quebecor World, he was Vice President Strategy & Performance of Total Transit System, a division of Bombardier Transportation. From August 2003 until September 2004, he also served as Vice President, Finance and Administration in that same division. From April 2001 to August 2003, Mr. Saucier was Vice President, SAP Implementation for Bombardier Transportation. Prior to that, he was the Financial Controller of Bombardier Transportation, where he played several roles internationally. Mr. Saucier has been a member of the Canadian Institute of Chartered Accountants since 1991.

•                                         Ben Schwartz. Senior Vice President, People and Leadership. Mr. Schwartz has served as our Senior Vice President, People and Leadership since October 22, 2007. Prior to joining Quebecor World, he was Vice President Corporate Human Resources and Global Rewards of Molson Coors Brewing Company in Denver, Colorado since 2005. In 2004 and 2005, he was Vice President Human Resources (Corporate) of Molson Inc. and Molson Coors Brewing Company, in Montreal, Quebec, Canada. From 2002 until 2004, Mr. Schwartz was Corporate Vice President Global Compensation and Benefits of Molson Inc. He was Corporate Director Human Resources of Pratt & Whitney Canada from 1996 until 2002, and Director Human Resources of CAE Electronics Ltd. from 1993 until 1996.

•                                         Mario D’Arienzo. Vice President, Real Estate. Mr. D’Arienzo has served as our Vice President, Real Estate since January 2007. Prior to joining Quebecor World, Mr. D’Arienzo was Executive Vice President of Magil Laurentian Realty Corporation and held various management and executive positions during his years of service since 1995. From 1989 to 1995, he held several accounting positions with Trizec Properties Inc.

•                                         Diane Dubé. Vice President, Corporate Controller. Ms. Dubé has served as our Vice President, Corporate Controller since February 22, 2007 and before that she served as Corporate Controller since June 2003. From February 2001 until June 2003, she was our Assistant Vice President, Corporate Controller. From February 1998 until February 2001, Ms. Dubé was our Director Financial Accounting and Systems and, from May 1991 until February 1998, she held several positions in our Accounting Department.

•                                         Joseph Pannunzio. Vice President, Information Technology. Mr. Pannunzio has served as our Vice President, Information Technology, since May 2005. Prior to joining Quebecor World, Mr. Pannunzio was Vice President of Technology Management at Videotron Telecom Ltd. from August 2000 to May 2005. He was Director of Technology at National Bank Financial from 1997 to 2000. Mr. Pannunzio began his Information Technology career at the Montreal Exchange in 1980, where he held various senior management positions and became Director of Technology Operations in 1983.

•                                         Roland Ribotti. Vice President, Corporate Finance and Treasurer. Mr. Ribotti was appointed our Vice President, Corporate Finance and Treasurer on July 28, 2008. From February 22, 2007 to July 2008, he served as our Vice President, Investor Relations and Assistant Treasurer. Prior to that, he served as Senior Director, Investor Relations and Assistant Treasurer since March 6, 2006. From January 2005 until March 2006, he served as our Assistant Treasurer. From May 2003 until January 2005, he was Director - Investor Relations of Bell Canada Enterprises. From August 1999 until May 2003, Mr. Ribotti was first a Director and then a Senior Director at CDP Capital Communications, a subsidiary of the Caisse de Dépôt et Placement du Québec, specializing in private placement investments. From May 1991 until August 1999, he held several financial positions in the Treasury and Mergers and Acquisitions groups for Bell Canada.

•                                         Tony Ross. Vice President, Communications. Mr. Ross has served as our Vice President, Communications since February 22, 2007. Prior to that, he served as Director, Communications since August 2000.  From 1997 until August 2000, Mr. Ross was Executive Producer at the Canadian Broadcasting Corporation.

•                                         Marie-Élizabeth Chlumecky. Corporate Secretary. Ms. Chlumecky has served as our Corporate Secretary since December 3, 2007. From August 2004 to December 2007, she served as our Assistant Corporate Secretary. From May 2001 until August 2004, she was Legal Counsel with Quebecor Media Inc. Prior to that, she held positions as Legal Counsel with Transat A.T. Inc., Secretariat Manager of BCE Inc. and Legal Counsel with Fednav Limited and Assistant Corporate Secretary to its various subsidiaries. Ms. Chlumecky has been a member of the Barreau du Québec since 1978.

•                                         Lucie Desjardins. Assistant Corporate Secretary. Lucie Desjardins joined the Corporation as our Assistant Corporate Secretary in April 2008. Before joining the Corporation, Ms. Desjardins was, since November 2006, Assistant Corporate Secretary and Senior Legal Counsel of IAMGold Corporation, an international natural resource company. From 2002 to 2006, she served as Corporate Secretary and Senior Legal Counsel of Cambior Inc., also an international natural resource company. Prior thereto, Ms. Desjardins specialized in business law, in particular securities law, with major Montreal law firms in Montreal, Quebec, including Desjardins Ducharme Stein Monast from 2000 to 2002 and Lavery, de Billy from 1997 to 2000.

•                                         Steven Galezowski. Assistant Treasurer. Mr. Galezowski has served as our Assistant Treasurer since October 2005. From December 2002 until October 2005, he was Managing Director of Galezowski Associates Inc., an advisory firm specializing in mid-market private equity and mergers and acquisitions transactions. Prior to that, he held several financial management positions, over a twenty-year period, at Caisse de dépôt et placement du Québec, BCE Inc., Royal Bank of Canada, Olympia & York and KPMG LLP.

ITEM 6 — AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 — Audit Committees (including Form 52-110F1 — Audit Committee Information Required in an AIF) (“MI 52-110”), requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors.

The mandate of our audit committee (the “Audit Committee”) is attached as Schedule “A” to this Annual Information Form and is also accessible on our website at www.quebecorworld.com, under the “Investors” Tab.

6.1                               COMPOSITION OF THE AUDIT COMMITTEE

Our Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Messrs. Jean La Couture (Chairman), Douglas G. Bassett and Alain Rhéaume are the current members of our Audit Committee, each of whom is independent within the meaning of MI 52-110 and applicable U.S. securities laws and regulations as well as being financially literate within the meaning of MI 52-110.

6.2                               EDUCATION AND RELEVANT EXPERIENCE

The education and experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such Committee is described below.

Jean La Couture (Chairman) — Mr. La Couture is a Fellow of the Ordre des comptables agréés du Québec. He headed Le Groupe Mallette (an accounting firm) before becoming President and Chief Executive Officer of The Guarantee Company of North America. In 1995, he created Huis Clos ltée, which specializes in management and mediation as well as in civil and commercial negotiations. He serves as a member of the board of directors and of the audit committee of a number of public companies, including Quebecor Inc.

Douglas G. Bassett — Mr. Bassett has served as Chairman and President of Windward Investments (a private investment company) since 2000. Previously, he was Vice-Chairman of CTV Inc. from 1998 to 2000, and President and Chief Executive Officer of Baton Broadcasting Inc. from 1990 until 1996. The University of New Brunswick awarded Mr. Bassett an honorary degree of Doctor of Laws, honoris causa in 1988. He has been a director of Quebecor World since May 2007 and serves as the Chairman of our Pension Committee and a member of our Audit Committee. Mr. Bassett is also a director of Rothmans Inc. and White Raven Capital Corporation.

Alain Rhéaume — Mr. Rhéaume has a degree in Business Administration from Université Laval. He has served as managing partner of Trio Capital since January 2006. He served as Chief Financial Officer of Microcell Telecommunications Inc. from 1996 until his appointment as President and Chief Executive Officer of Microcell PCS in February 2001. Between 1992 and 1996, Mr. Rhéaume was the Deputy Minister of Finance of the Province of Quebec. Mr. Rhéaume has served on the board of directors and audit committee of a number of public companies, some of which are registrants with the U.S. Securities and Exchange Commission and are required to reconcile their financial statements between Canadian and U.S. generally accepted accounting principles.

6.3                               PRE-APPROVAL POLICIES AND PROCEDURES

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

The Audit Committee has adopted a Pre-Approval Policy pursuant to which we may not engage our external auditors to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable laws and regulations. This Policy also provides that, subject to certain limitations, the Chief Financial Officer of the Corporation and Chairman of the Audit Committee may retain our external auditors for certain audit and non-audit services that have been pre-approved by the Audit Committee (the ¨Pre-Approved Services¨), provided, however, that the external auditors’ estimated fees for the Pre-Approved Services may not exceed $150,000 when they are retained by the Chief Financial Officer, and $250,000 when they are retained by the Chairman of the Audit Committee. All other projects must be submitted for approval to the Audit Committee. The Chief Financial Officer and Chairman of the Audit Committee report to the Audit Committee, on a quarterly basis, on all projects approved under the Pre-Approval Policy. This Policy and the list of Pre-Approved Services are reviewed by the Audit Committee on an annual basis.

6.4                               EXTERNAL AUDITOR SERVICE FEES

In addition to performing the audit of our consolidated financial statements, KPMG LLP provided us with other services and they billed us the following fees for each of our two most recently completed financial years as summarized in the following table:

FEES	FINANCIAL YEAR ENDED DECEMBER 31, 2007		FINANCIAL YEAR ENDED DECEMBER 31, 2006
Audit Fees(1)	US$	7,637,000	US$	11,370,000
Audit-Related Fees(2)	US$	2,176,000	US$	369,000
Tax Fees(3)	US$	2,125,000	US$	1,212,000
All other Fees(4)	US$	278,000	US$	679,000
TOTAL FEES:	US$	12,216,000	US$	13,630,000

(1)

Audit Fees consist of fees billed for the annual integrated audit and quarterly reviews of our annual and quarterly consolidated financial statements or services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditors reasonably can provide, and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues, the review of documents filed with regulatory authorities.

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

6.5                               REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the integrity of the accounting and financial reporting process and systems of internal control through discussions with our management, the external auditors and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements, annual and quarterly Management’s Discussion and Analysis, financial and earnings press releases and certain other disclosure and offering documents, prior to their approval by the Board of Directors and their disclosure and filing with the applicable regulatory authorities. The Audit Committee is also responsible for reviewing the compliance of management certification of financial reports in accordance with applicable legislation. The Audit Committee reviews its processes on a regular basis and uses the expertise of external advisors when necessary or advisable. The Audit Committee holds in camera sessions after each regular meeting and more often, if it deems it necessary.

The Audit Committee has: (i) reviewed and discussed the audited financial statements for the year ended December 31, 2007 with our management; (ii) discussed with the independent external auditors the matters requiring discussion under professional auditing guidelines and standards in both Canada and the United States; (iii) received the written disclosures from the independent external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States

and; (iv) discussed with the external auditors their independence. In considering the independence of our external auditors, the Audit Committee took into consideration the amount and nature of the fees paid to the external auditors for non-audit services as described above.

During the course of the financial year ended December 31, 2007, our management proceeded with the documentation, testing and evaluation of our system of internal controls over financial reporting in response to the requirements set forth in Item 404 of the Sarbanes Oxley-Act of 2002 and related regulations. Management and our external auditors kept the Audit Committee apprised of the progress of the documentation, testing and evaluation through periodic updates and the Audit Committee provided advice to our management during the progress.

Based on these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited financial statements comprised of balance sheets as at December 31, 2007 and 2006 and statements of income, comprehensive income, shareholders’ equity and cash flow for each of the years in the three-year period ended December 31, 2007 be included in our Annual Report.

Submitted by the Audit Committee of the Board of Directors:

•                  Jean La Couture (Chairman)(1)

•                  Douglas G. Bassett

•                  Alain Rhéaume

(1)

Mr. La Couture did not participate in any of the Audit Committee meetings held in 2007 since he became a member of the Board of Directors on December 10, 2007. For the year 2007, the Chairman of the Audit Committee was Robert Coallier, who resigned on November 12, 2007.

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

ITEM 7 — LEGAL PROCEEDINGS

In the normal course of business, we are involved in various legal proceedings and claims. In the opinion of our management and that of our subsidiaries, the outcome of these legal proceedings and claims is not expected to have a material adverse effect on our business, financial condition or results of operations.

However, we are currently subject to the Insolvency Proceedings (see Item 2.1 of this Annual Information Form — Creditor Protection and Restructuring)

ITEM 8 — RISK FACTORS

We urge all current and potential investors to carefully consider the risks described below, the other information contained in this Annual Information Form and other information and documents filed by us with the appropriate securities regulatory authorities before making any investment decision with respect to any of our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, cash flow, financial condition and/or results of operations could be materially adversely affected.

PRIMARY RISK FACTORS

We and many of our subsidiaries are currently subject to creditor protection and restructuring proceedings in both Canada and the United States. It is unlikely that our existing Multiple Voting Shares, Subordinate Voting Shares and Preferred Shares will have any material value in a restructuring plan of arrangement, and there is also a risk such shares could be cancelled. If we fail to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Courts, substantially all of our debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of our assets.

On January 21, 2008 (the “Filing Date”), we obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for ourselves and for 53 of our U.S. Subsidiaries (collectively, the “Applicants”). On the same date, those same U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. Our Latin American subsidiaries are not subject to the Insolvency Proceedings.

Pursuant to the Initial Order, the Applicants are provided with the authority to, among other things, file with the Court and submit to their creditors a plan of compromise or arrangement under the CCAA and operate an orderly restructuring of their business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the Initial Order, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate.

The U.S. Bankruptcy Code provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay and, pursuant to subsequent orders of the Court rendered on February 19, 2008, May 9, 2008, July 18, 2008 and September 29, 2008 respectively, this stay period was extended first to May 12, 2008 and then subsequently to July 25, 2008, September 30, 2008 and December 14, 2008 in Canada. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and of the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final plan of reorganization, compromise or arrangement. Any such plan will be subject to approval by affected creditors, as well as Court approval.

In light of the Insolvency Proceedings, it is unlikely that our existing Multiple Voting Shares, Subordinate Voting Shares and Preferred Shares will have any material value in, and following the approval of, a restructuring plan of arrangement, and there is a risk such shares could be cancelled. There is also a risk that if we fail to successfully implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court, substantially all of our debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of the Applicants’ assets.

Our ability to manage our business is restricted during the Insolvency Proceedings and all steps or actions in connection therewith may, in certain circumstances, require the approval of our DIP lenders, the Monitor, the Official Committee of Unsecured Creditors and/or the Courts.

Our DIP Credit Agreement provides for various restrictions on, among other things, our ability to incur additional debt, secure such debt, make investments, dispose of our assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of our DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor, the Official Committee of Unsecured Creditors and/or the Courts.

The above Primary Risk Factors relating to us and the Insolvency Proceedings should be borne in mind by you when you read each of the additional risk factors set forth below.

Other Risk Factors

Risks Relating to Our Business

Our revenue is subject to cyclical and seasonal variations and prices of, and demand for, our printing services may fluctuate significantly based on factors outside of our control.

The business in which we operate is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets we serve, as well as by local, regional, national and global economic conditions. Our business operations are seasonal, with the majority of our historical operating income during the past five financial years being recognized in the third and fourth quarters of the financial year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect our cash flows and results of operations.

We are unable to predict market conditions and only have a limited ability to affect changes in market conditions for printing services. Pricing and demand for printing services have fluctuated significantly in the past and each has declined significantly in recent years. Prices and demand for printing services may continue to decline from current levels. Further increases in the supply of printing services or decreases in demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on our business growth, results of operations and liquidity.

We operate in a highly competitive industry.

The industry in which we operate is highly competitive. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. We compete for commercial business not only with large national printers, but also with smaller regional printers. In certain circumstances, due primarily to factors such as freight rates and customer preference for local services, printers with better access to certain regions of a given country may have a competitive advantage in such regions. Since 2001, the printing industry has experienced a reduction in demand for printed materials and excess capacity. Some of the industries that we service have been subject to consolidation efforts, leading to a smaller number of potential customers. Furthermore, if our smaller customers are consolidated with larger companies utilizing other printing companies, we could lose our customers to competing printing companies. Primarily as a result of this excess capacity and customer consolidation, there have been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure on our part to compete effectively in the markets we serve could have a material adverse effect on the results of our operations, financial condition or cash flows and could require changes to the way we conduct our business or reassess strategic alternatives involving our operations.

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

We may be adversely affected by increases in our operating costs, including the cost and availability of raw materials and labour-related costs.

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

Due to the significance of paper in our business, we are dependent upon the availability of paper. In periods of high demand, certain paper grades have been in short supply, including grades used in our business. In addition, during periods of tight supply, many paper producers allocate shipments of paper based upon historical purchase levels of customers. Although we generally have not experienced significant difficulty in obtaining adequate quantities of paper, unforeseen developments in the overall paper markets could result in a decrease in the supply of paper and could cause either or both of our revenues or profits to decline.

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

As at June 30, 2008, we had 45 separate collective bargaining agreements in North America. Furthermore, nine collective agreements covering approximately 300 employees are currently in negotiation. Of these, two collective agreements covering approximately 130 employees expired in 2007 and five collective agreements covering approximately 60 employees expired in 2006. In addition, two collective agreements covering approximately 100 employees will expire in 2008 and are already in negotiation.

As at June 30, 2008, we employed approximately 20,000 people in North America, of which approximately 5,900 or approximately 29% are unionized. As at June 30, 2008, 68 of our plants and related facilities in North America were non-unionized.

As at June 30, 2008, we also employed approximately 3,000 people in Latin America, the majority of which are either governed by agreements that apply industry-wide or by a collective agreement.

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

We are exposed to market risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. Because a portion of our operations are outside the United States, significant revenues and expenses will be denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into our financial statements. Since the commencement of the Insolvency Proceedings, we are no longer party to any derivative financial instruments, such as foreign exchange forward contracts, cross-currency swaps, interest rate swap agreements and commodity swap agreements. Consequently, we are now fully exposed to the market risks associated with movements in foreign currency exchange rates, interest rates and commodity prices.

There are risks associated with our operations outside the United States and Canada.

We have significant operations outside the United States and Canada. Revenues from our operations outside the United States and Canada accounted for approximately 23% of our revenues for the year ended December 31, 2007, although we anticipate that this figure will decline in the financial year ending December 31, 2008 in light of the sale of our European operations completed on June 26, 2008 (see Item 2.2 of this Annual Information Form — Sale of our European Operations). As a result, we are subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of our business strategy.

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

We use various materials in our operations that contain constituents considered hazardous or toxic under environmental laws and regulations. In addition, our operations are subject to a variety of environmental laws and regulations relating to, among other things, air emissions, wastewater discharges and the generation, handling, storage, transportation and disposal of solid waste. Further, we are subject to laws and regulations designed to reduce the probability of spills and leaks; however, in the event of a release, we are also subject to environmental regulation requiring an appropriate response to such an event. Permits are required for the operation of certain of our businesses, and these permits are subject to renewal, modification and, in some circumstances, revocation.

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

We expect to incur ongoing capital and operating costs to maintain compliance with environmental laws, including monitoring our facilities for environmental conditions. We take reserves on our financial statements to cover potential environmental remediation and compliance costs as we consider appropriate. However, there can be no assurance that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former locations, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us, or cause us to incur significant capital and operating expenditures, or that our actual environmental liabilities will not exceed our reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could adversely affect our operating results and financial condition.

We may be required to take additional goodwill impairment charges and additional write-downs of the value of our long-lived assets.

We completed our annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the announced sale of our European operations to Roto Smeets de Boer NV (which, subsequently, was not consummated), management determined that the carrying value of goodwill for our European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of US$166.0 million at September 30, 2007.

In the fourth quarter of 2007, our unsuccessful efforts to obtain new financing and our inability to conclude the proposed sale of our European operations to Roto Smeets de Boer NV combined with a decline in the Corporation’s stock price triggered a requirement for a goodwill impairment test related to the Corporation’s reporting units. As a result, we concluded that the goodwill was impaired and a total impairment charge of US$1,832.9 million was recorded for the North American and Latin America reporting units.

During the year ended December 31, 2007, we recorded a US$256.1 million impairment charge on long-lived assets in North America, Europe and Latin America principally applied to machinery and equipment. In North America, this charge was a result of impairment tests being triggered because of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities. In Europe, the impairment test was triggered as a result of the proposed sale/merger of Quebecor World Europe with Roto Smeets De Boer NV, which, subsequently, was not consummated.

The series of events that led to the Insolvency Proceedings and the events since then also triggered impairment tests for the Corporation’s property, plant and equipment, and goodwill. Following the completion of impairment tests on specific units in North America and Europe, the Corporation concluded that some long-lived assets were impaired and recorded an impairment charge of $16.7 million on certain machinery and equipment during the six-month period ended June 30, 2008.

We may, however, be required to take additional goodwill impairment charges and additional write-downs on the value of our long-lived assets. Among other factors, the trading price of our listed securities may trigger additional goodwill impairment charges and additional asset write-downs. Our management concluded that for the year ended December 31, 2007, we did not maintain effective process and controls over the determination of the impairment of our long-term assets and that this constituted a material weakness in our internal control. In the event we are required to take additional goodwill impairment charges or additional asset write-downs, our financial results and operations as well as the trading prices of our various outstanding securities could be adversely affected.

We could be adversely affected by health and safety requirements.

We are subject to requirements of Canadian, U.S. and other foreign occupational health and safety laws and regulations at the federal, state, provincial and local levels. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on our financial condition or results of operations. We cannot assure you that we have been or that we will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

Changes in postal rates and postal regulations may adversely impact demand for our products and services.

Postal costs are a significant component of many of our customers’ cost structures and postal rate changes can influence the number of pieces that our customers are willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on our business.

We are controlled by Quebecor Inc.

Quebecor Inc., directly and through a wholly-owned subsidiary, currently holds 75.23% of the voting interests in Quebecor World. As a result, Quebecor Inc. is able to exercise significant influence over our business and affairs and has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of other holders of our equity and debt securities. However, the Court has exempted us from the requirement to hold an annual meeting of shareholders until such time as we emerge from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to our organizational documents would require Court approval. Consequently, even though Quebecor Inc. currently holds 75.23% of the Corporation’s outstanding voting interests, it is unlikely that Quebecor Inc. will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Corporation.

We have identified material weaknesses in our internal control over financial reporting and concluded that such controls were not effective as of December 31, 2007, and that our disclosure controls and procedures were not effective as of the same date. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results. We are subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the United States. We can provide no assurance that we will at all times in the future be able to report that our internal control is effective.

As an SEC registrant, we are required to comply with Section 404 of the Sarbanes-Oxley Act, and we have to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting and management’s assessment of internal control over financial reporting, as well as with the corresponding applicable Canadian securities laws. In any given year, we cannot be certain as to the timing of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal control that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to comply with the requirements of Section 404 or report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our financial statements, which may be inaccurate if we fail to remedy such material weakness.

We disclosed in Section 5.5 — Controls and procedures of our annual Management’s Discussion and Analysis for the financial year ended December 31, 2007 that our system of internal control over financial reporting was not effective as of such date and therefore that our disclosure controls and procedures were also not effective as of such date. More specifically, we did not maintain effective processes and controls related to (a) impairment of long-lived assets and goodwill, (b) controls over the accounting for and reporting of complex and non-routine transactions, and (c) period-end controls and procedures. In order to remedy the said weaknesses, we have undertaken to reinforce our processes, as described in Section 5.5 — Controls and procedures of our Management’s Discussion and Analysis for the financial year ended December 31, 2007.

In addition, as disclosed in Section 7 of our interim Management’s Discussion and Analysis for the three-month period ending June 30, 2008 — Controls and procedures, we continue to make progress in executing the remediation plans we have established in order to further improve our internal control in general and also address the said weaknesses.  The failure to do so within a reasonable time frame could adversely impact the accuracy of the reports and filings we make with the SEC and the Canadian securities regulatory authorities.

We are dependent on the experience and industry knowledge of our executive officers and other key employees to execute our business plans. If we were to experience any turnover in leadership, our business, results from operations and financial condition could be materially adversely affected.

We are dependent on the experience and industry knowledge of our executive officers and other key employees to execute our business plans. If we were to experience any turnover in leadership, our business, results from operations and financial condition could be materially adversely affected. Additionally, we may be unable to attract and retain additional qualified executives as needed in the future.

Acquisitions have contributed to growth in the industry in which we operate and will continue to do so, making us vulnerable to financing risks and the challenges of integrating new operations into our own.

Due to fragmentation in the commercial printing industry, growth in the industry in which we operate will continue to depend, in part, upon acquisitions, and we may consider making strategic or opportunistic acquisitions in the future. We cannot assure you that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into our operations or that we will fully realize the intended results of any acquisitions. We may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. We cannot assure you that we will be able to obtain any such financing upon acceptable terms. While we continuously evaluate opportunities to make strategic or opportunistic acquisitions, we have no present commitments or agreements with respect to any material acquisitions.

Risks Relating to our Various Outstanding Securities

Our indebtedness and significant interest payment obligations could adversely affect our financial condition and prevent us from fulfilling our obligations under our various outstanding notes, debentures and other debt securities.

We and our consolidated subsidiaries have indebtedness and, as a result, significant interest payment obligations. As of December 31, 2007, we and our consolidated subsidiaries had a total indebtedness of   US$2,890.9 million. Our DIP lenders and the Court could permit us or our consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in certain circumstances. To the extent we incur additional indebtedness, the risks discussed below will increase.

Our degree of leverage could have significant consequences, including the following:

•                  make it more difficult for us to satisfy our obligations with respect to our notes;

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

We are party to a number of financing agreements, including our DIP Credit Agreement, our credit facility, the indentures governing our various senior notes, convertible notes, senior debentures and other pre-petition debt instruments, which agreements, indentures and instruments contain financial and other covenants. If we were to breach such financial or other covenants contained in our financing agreements, we may, subject to the stay under the Insolvency Proceedings, be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

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

Our various unsecured notes, debentures and other debt securities are effectively subordinated to our partially secured pre-petition debt and the fully secured indebtedness under our DIP Credit Agreement.

Our various unsecured notes, debentures and other debt instruments, including our unsecured pre-petition credit facilities (excluding the portion of such credit facilities that is secured in the manner set forth below), and the guarantees of such notes, debentures and other debt instruments and credit facilities will be effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding with respect to us, the assets which serve as collateral for any of our secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on our unsecured notes, debentures and other debt instruments and credit facilities. As of June 30, 2008, we had an aggregate of US$3,407.6 million of debt outstanding and no senior secured debt except as set forth below.

In terms of pre-petition secured debt, we have granted liens on certain of our North American assets as partial security for our indebtedness under a syndicated credit facility made available to us by a bank syndicate led by Royal Bank of Canada and an equipment financing provided to us by Société Générale (Canada). These liens secure such indebtedness up to a maximum aggregate amount of US$170 million and have not been primed by our DIP lenders. In addition, as at December 31, 2007, we had US$62.5 million of capital leases and US$462.5 million of accounts receivable under our securitization and factoring programs.

Our DIP Credit Agreement is fully guaranteed and secured by all personal and real property of Quebecor World Inc., Quebecor World (USA) Inc., all of our material subsidiaries located in North America (including the Applicants) and certain material subsidiaries located in Latin America.

All of our other debt instruments are subordinated to the secured debt described above.

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

Canadian and U.S. bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under our various outstanding notes, debentures and other debt securities and the guarantees of such securities.

The rights of the trustee who represents the holders of our debt securities to enforce remedies could be delayed by the restructuring provisions of applicable Canadian and U.S. federal bankruptcy, insolvency and other restructuring legislation, including the Bankruptcy and Insolvency Act (Canada) and the CCAA. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the Court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. See the Primary Risk Factor above: “We and many of our subsidiaries are currently subject to Insolvency Proceedings in both Canada and the United States. It is unlikely that our existing multiple voting shares and subordinate voting shares will have any material value in a restructuring plan of arrangement, and there is also a risk such shares could be cancelled. If we fail to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court, substantially all of our debt obligations will become due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of our assets.”

Moreover, we may not make any payments under our various debt securities during any proceedings in bankruptcy, insolvency or other restructuring, including the Insolvency Proceedings, and holders of our debt securities may not be compensated for any delays in payment of principal, interest and costs, if any, including the fees and disbursements of the trustee.

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

There is a risk that the Toronto Stock Exchange may seek to de-list our currently listed Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares.

Our Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares are currently listed on the TSX, and our Subordinate Voting Shares are traded and quoted on the OTC Bulletin Board. We are required to satisfy continued listing requirements pursuant to the TSX rules in order for the Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares to remain eligible for such listing. The OTC Bulletin Board is a quotation medium for subscribing members and not a stock exchange or a listing service. Investors are advised that Quebecor World has not taken any steps to have our securities traded on the OTC Bulletin Board and that there is no relationship, whether contractual or otherwise, between an issuer whose securities are traded on the OTC Bulletin Board and the latter, and that the OTC Bulletin Board exercises no regulatory oversight over Quebecor World.

On January 16, 2008, the TSX announced that it was reviewing the securities of Quebecor World with respect to meeting the requirements for continued listing and that Quebecor World was being granted 30 days in which to regain compliance with these requirements, pursuant to the TSX’s Remedial Review Process. However, following the publication of the Court’s Initial Order under the Insolvency Proceedings on January 21, 2008, Quebecor World was informed that the TSX’s review of the listing of its Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares had been stayed until February 20, 2008 or such later date as the Court may order, pursuant to the Initial Order. There can be no assurance, however, that the TSX will continue to take the position that, in light of the ongoing Insolvency Proceedings, it should not seek to de-list our Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares in the event one or more of our listed series or classes of securities fails to comply with the TSX’s listing requirements.

If we fail to meet any of the TSX’s continued listing requirements and the TSX attempts to enforce compliance with such requirements, our Subordinate Voting Shares, Series 3 Preferred Shares and/or Series 5 Preferred Shares may be de-listed from the TSX. In such event, there can be no assurance that trading in our currently listed securities will continue (through the OTC Bulletin Board or otherwise). Any de-listing of our Subordinate Voting Shares, Series 3 Preferred Shares and/or Series 5 Preferred Shares may adversely affect a holder’s ability to dispose of, or to obtain quotations as to the market value of, such securities.

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

ITEM 9 — DESCRIPTION OF CERTAIN INDEBTEDNESS

In light of the Insolvency Proceedings, our only current source of financing is our DIP Credit Agreement described below in Item 9.1 — DIP Credit Agreement. However, we and certain of our subsidiaries remain debtors under our credit facilities (described below in Item 9.2 — Credit Facilities), our various series of outstanding senior notes and debentures (described below in Item 9.3 — Senior Notes) and our long-term equipment financing program (described below in Item 9.4 — Long-Term Equipment Financing Program).

9.1                               DIP CREDIT AGREEMENT

The DIP Credit Agreement of Quebecor World and Quebecor World (USA), referred to collectively as the “DIP Borrowers” for the purposes of this Item 9.1, provides for US$1 billion credit facilities that mature in July 2009 unless we complete a plan of reorganization under Chapter 11 or a plan of compromise or arrangement under the CCAA prior thereto. The credit facilities consist of a term loan facility of US$600 million and a revolving credit facility of US$400 million made available to each of the DIP Borrowers. Under the DIP Credit Agreement, the availability of the funds is determined by a formula based on a percentage of eligible assets available as security.

Approximately US$418 million, including fees, of the proceeds of the term loan facility were used to repay amounts owing under our North American securitization program, which we terminated on January 24, 2008, with the balance of the credit facilities to be used for working capital and other general corporate purposes and to pay fees and expenses in connection with the Insolvency Proceedings.

The credit facilities are fully guaranteed and secured by Quebecor Printing Holding Company (“QPHC”), the DIP Borrowers and all of our material subsidiaries located in North America and certain of our material subsidiaries located in Latin America (QPHC, the DIP Borrowers and all such material subsidiaries being collectively referred to as the “DIP Loan Parties” for the purposes of this Item 9.1).

The DIP Credit Agreement contains restrictive covenants and financial ratios as well as events of default that are customary for a debtor-in-possession credit agreement, including the non-payment of principal, interest or other amounts owing thereunder, the making by the DIP Loan Parties of any materially incorrect or misleading representation or warranty, the breach by a DIP Loan Party of any other term, covenant or agreement contained in the DIP Credit Agreement, a default by a DIP Loan Party in respect of any other indebtedness of at least US$10,000,000, the rendering of a final judgment or order against a DIP Loan Party in excess of US$10,000,000, the invalidity or unenforceability of any provision of any document relating to the DIP Credit Agreement, certain defaults under the Employee Retirement Income Security Act of 1974 (ERISA) of the United States of America, certain defaults relating to the Chapter 11 or the CCAA proceedings, a change of control of either of the DIP Borrowers, the bankruptcy of any DIP Loan Party (other than the DIP Borrowers and the other entities that have filed for protection under Chapter 11 or the CCAA) and the existence of certain claims against the DIP Loan Parties that rank prior to or pari passu with the liens securing the DIP Credit Agreement.

9.2                               CREDIT FACILITIES

The credit agreement of Quebecor World and Quebecor World (USA) (referred to collectively as the “Borrowers” for the purposes of this Item 9.2), as amended, provides for US$750,000,000 revolving credit facilities that mature in January 2009. Such credit facilities contain certain restrictive covenants and financial ratios as well as customary events of default, including the non-payment of principal, interest, fees or other amounts owing thereunder, the making by the Borrowers or by certain direct and indirect subsidiaries of Quebecor World (USA), (collectively the “Loan Parties” for the purposes of this Item 9.2) of any materially incorrect or misleading representation or warranty, the breach by a Borrower of any other term, covenant, condition or agreement contained in the credit agreement, the bankruptcy of a Borrower or any Restricted Entity (as such term is defined in the credit agreement), certain defaults under the Employee Retirement Income Security Act of 1974 (ERISA) of the United States of America, the rendering of a final judgment or order against a Borrower or any Restricted Entity in excess of US$25,000,000, the invalidity or unenforceability of any material provision of the documents relating to the credit facilities, a default by a Loan Party or any Restricted Entity in respect of any indebtedness in excess of US$25,000,000, the failure by a Borrower, any Restricted Entity or their affiliates to obtain or maintain environmental permits necessary for the operation of their business and the occurrence of any event or circumstance which has a material adverse effect on Quebecor World or any Restricted Entity or a material impairment in the ability of a Borrower to perform its obligations under the documents relating to the credit facilities or in the validity or enforceability of such documents.

In light of the continuing Insolvency Proceedings, these pre-petition revolving credit facilities are no longer a relevant source of financing for the Corporation, although we and certain of our subsidiaries remain debtors thereunder.

9.3                               SENIOR NOTES

We have issued and outstanding various series of senior notes and debentures as described below.

9.3.1                     Publicly Traded Senior Notes and Debentures

On August 5, 1997, Quebecor World Capital Corporation (“Quebecor Capital”) issued US$150 million in aggregate principal amount of 6.50% Guaranteed Debentures due 2027, of which US$146,787,000 were tendered and repurchased at their par value on August 1, 2004 pursuant to their terms and US$3,213,000 remains outstanding.

On November 3, 2003 Quebecor Capital issued US$200 million in aggregate principal amount of 4.875% Senior Notes due November 15, 2008 and US$400 million in aggregate principal amount of 6.125% of Senior Notes due November 15, 2013. All of these debentures and notes are unsecured and are unconditionally guaranteed by Quebecor World. Quebecor Capital has advanced the proceeds of these debentures and notes to Quebecor World (USA), which has issued to Quebecor Capital notes with payment terms substantially the same as the payment terms of the debentures and the notes. Interest on the debentures and the notes is payable semi-annually in arrears. The Senior Notes are redeemable, at the option of Quebecor Capital, at any time at the applicable redemption price set forth in the indenture dated November 3, 2003. The indentures under which the debentures and notes were issued contain restrictive covenants and events of default customary of publicly traded investment-grade debt, including limitations on liens, sale and leaseback transactions, mergers, consolidations and sales of assets.

9.3.2                     Private Notes

On July 12, 2000, Quebecor Capital issued US$175 million in aggregate principal amount of 8.42% Series A Senior Notes due July 15, 2010 and US$75 million in aggregate principal amount of 8.52% Series B Senior Notes due 2012. On September 12, 2000, Quebecor Capital issued US$91 million in aggregate principal amount of 8.54% of Series C Senior Notes due 2015 and US$30 million in aggregate principal amount of 8.69% Series D Senior Notes due 2020. All of these notes are unsecured and are unconditionally guaranteed by Quebecor World and Quebecor World (USA). Interest on each series of notes is payable semi-annually in arrears. Each of the foregoing series of notes is redeemable, at the option of Quebecor Capital, at any time at the redemption prices set forth in their respective note purchase agreements, provided that in the event of partial redemption, Quebecor Capital may not redeem less than 10% of the aggregate principal amount then outstanding of the redeemable notes issued under such purchase agreement. Each series of the Senior Notes described in this paragraph may be redeemed by Quebecor Capital, in whole or in part, at a price equal to 100% of their principal amount plus accrued and unpaid interest plus a “make-whole” premium. The note purchase agreements contain certain restrictive covenants and events of default, including limitations on debt, liens, sale and leaseback transactions, mergers, consolidations and sales of assets.

On December 28, 2006, Quebecor World (USA) purchased a total of US$36 million aggregate principal amount of the 8.54% senior notes due 2015, a total of US$15 million aggregate principal amount of the 8.52% senior notes due 2012 and a total of US$3.5 million of the 8.42% senior notes due 2010 under cash tender offers.

In addition, on October 29, 2007, we repurchased all of our outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due

September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020 at a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on such notes to the redemption date plus the applicable make-whole amount for an aggregate amount of US$376.3 million, which amount included both accrued interest and the make-whole amount.

On March 6, 2006, our wholly-owned indirect subsidiary, Quebecor World Capital ULC, issued US$450 million in aggregate principal amount of 8.75% Senior Notes due March 15, 2016 under an indenture entered into on the same date with, among others, Citibank N.A., as trustee (the “First 2006 Senior Notes Indenture”). These privately placed Senior Notes are unsecured and unconditionally guaranteed by Quebecor World, Quebecor World (USA) Inc. and Quebecor World Capital LLC. At any time and from time to time, prior to March 15, 2009, Quebecor World Capital ULC may redeem up to a maximum of 35% of the aggregate principal amount of these Senior Notes at the applicable redemption price set forth in the First 2006 Senior Notes Indenture with the net cash proceeds from certain equity offerings. In addition, prior to March 15, 2011, Quebecor World Capital ULC may redeem some or all of these new Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest plus a “make-whole” premium. After March 15, 2011, Quebecor World Capital ULC may redeem the Senior Notes, in whole or in part, at the redemption prices specified in the First 2006 Senior Notes Indenture. The First 2006 Senior Notes Indenture contains restrictive covenants and events of default customary to such privately issued debt, including limitations on liens, sale and leaseback transactions, mergers, consolidations and sales of assets. Wilmington Trust Company has succeeded to Citibank, N.A. as trustee under the First 2006 Senior Notes Indenture.

On December 18, 2006, we issued US$400 million in aggregate principal amount of 9.75% Senior Notes due January 15, 2015 under an indenture entered into on the same date with, among others, Wilmington Trust Company, as trustee (the “Second 2006 Senior Notes Indenture”). These privately placed Senior Notes are unsecured and unconditionally guaranteed by Quebecor World (USA) Inc., Quebecor World Capital LLC and Quebecor World Capital ULC. We may redeem, at our option, 35% of these Senior Notes on or prior to January 15, 2010 at the applicable redemption price set forth in the Second 2006 Senior Notes Indenture with the net cash proceeds of certain equity offerings. In addition, prior to January 15, 2011, we may redeem these Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest plus a “make-whole” premium. After January 15, 2011, we may redeem some or all of the Senior Notes at the redemption prices specified in the Second 2006 Senior Notes Indenture. The Second 2006 Senior Notes Indenture contains restrictive covenants and events of default customary to such privately issued debt, including limitations on liens, sale and leaseback transactions, mergers, consolidations and sales of assets.

9.4                               LONG-TERM EQUIPMENT FINANCING PROGRAM

On January 16, 2006, we concluded an agreement with Société Générale for the Canadian dollar equivalent of a €136 million ($160 million) long-term committed credit facility relating to purchases of MAN Roland presses as part of our North American retooling program. In October 2007, this facility was partially secured by a lien on assets in an amount of US$34 million.

This credit agreement contains certain restrictive covenants and financial ratios as well as customary events of default, including the non-payment of principal, interest, fees or other payments, the making by the loan parties of any materially incorrect or misleading representation or warranty, the breach by a borrower of any other term, covenant, condition or agreement contained in the credit agreement, the rendering of a final judgment or order against a borrower or the guarantor in excess of US$25,000,000 and default under the senior loan agreement (credit facilities) referred to in Item 9.2 of this Annual Information Form — Credit Facilities.

In light of the continuing Insolvency Proceedings, this facility is no longer a relevant source of financing for us although we and certain of our subsidiaries remain debtors thereunder.

ITEM 10 — DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Subordinate Voting Shares (the “Subordinate Voting Shares”), an unlimited number of Multiple Voting Shares (the “Multiple Voting

Shares”) and an unlimited number of First Preferred Shares issuable in series (the “Preferred Shares”), all without par value.

10.1                        GENERAL DESCRIPTION OF CAPITAL STRUCTURE

10.1.1              Subordinate Voting Shares

Our Subordinate Voting Shares carry one (1) vote per share. They are entitled to receive dividends in such amounts and payable at such time as the directors determine, subject always to the rights of the holders of any Preferred Shares. Our Subordinate Voting Shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights to those attached to the Multiple Voting Shares. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at September 30, 2008, 24.6% of the voting rights attached to all of our issued and outstanding voting securities.

10.1.2              Multiple Voting Shares

Our Multiple Voting Shares carry ten (10) votes per share. They are entitled to receive dividends in such amounts and they are payable at such time as the directors determine, subject always to the rights of the holders of any Preferred Shares. They are convertible at any time into Subordinate Voting Shares on a one-for-one basis. They are not publicly traded.

10.1.3              Trust Agreement

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

The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls Quebecor World, or controls or is controlled by Quebecor Inc. where (i) the transferor and transferee are each members of the “Péladeau Family” (except that any indirect sale within the “Péladeau Family”, other than to descendants in direct line, will not be permitted), and (ii) no such transferee is a party to any arrangement under which any other person would participate in the ownership of, or have control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor Inc. or the Corporation. The term “Péladeau Family” means collectively (i) any descendants, born or to be born, of the late Pierre Péladeau, founder of Quebecor Inc., (ii) any existing or future trust primarily for one or several descendants, born or to be born, of the late Pierre Péladeau and their existing or future spouses in fact or in law, and (iii) any and all existing or future corporations where at least 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled, directly or indirectly, by any one or more of the foregoing.

Under the Trust Agreement, a take-over bid for Quebecor Inc. is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if the total assets of Quebecor World, as a result of the consolidation of the assets of Quebecor World in the books of Quebecor Inc., are not greater than 80% of the total assets of Quebecor Inc. on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of Subordinate Voting Shares under applicable securities legislation. As at December 31, 2007, the total assets of the Corporation represented approximately 35% of the consolidated total assets of Quebecor Inc.

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

10.1.4              Preferred Shares

The number of Preferred Shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue. All the Preferred Shares are generally non-voting and they participate in priority to the Subordinate Voting Shares and Multiple Voting Shares in the event of liquidation, dissolution, winding-up or other distribution of our assets. Each series of Preferred Shares ranks pari passu with every other series of our Preferred Shares.

•                  Series 2 Preferred Shares

The Series 2 Cumulative Redeemable First Preferred Shares (the “Series 2 Preferred Shares”) were converted into Series 3 Cumulative Redeemable First Preferred Shares (the “Series 3 Preferred Shares”) in December 2002.

•                  Series 3 Preferred Shares

Holders of the Series 3 Preferred Shares were entitled to a fixed cash dividend of 6.152% per annum for the five-year period that commenced on December 1, 2002 and that ended on November 30, 2007 and 6.130% per annum for the five-year period commencing on December 1, 2007. On December 1, 2007 and at every fifth anniversary thereafter, our Series 3 Preferred Shares may be converted into Series 2 Preferred Shares under certain conditions. These preferred shares were also redeemable, in whole or in part, at the Corporation’s option, on December 1, 2007.

On November 19, 2007, we announced that none of our 12,000,000 issued and outstanding Series 3 Preferred Shares would be converted into Series 2 Preferred Shares. Starting December 1, 2007 and until November 31, 2012, holders of Series 3 Preferred Shares will be entitled to receive quarterly fixed dividends at an annual rate of 6.13% subject to being declared by our Board of Directors and as permitted by applicable law.

•                  Series 4 Preferred Shares

On April 18, 2006, we redeemed, in accordance with the rights, privileges, restrictions and conditions attaching thereto, all 8,000,000 of our then issued and outstanding Series 4 Cumulative Redeemable First Preferred Shares (the “Series 4 Preferred Shares”) at the applicable redemption price of Cdn$25.00 per share for an aggregate redemption price of Cdn$200 million. At the same time, we also paid all accrued and unpaid dividends on the Series 4 Preferred Shares up to April 18, 2006.

•                  Series 5 Preferred Shares

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

Effective March 1, 2008, 3,975,663 of our Series 5 Preferred Shares were converted into 51,410,291 Subordinate Voting Shares that were listed on the TSX. Effective June 1, 2008, 517,184 of our Series 5 Preferred Shares were converted into 6,799,353 Subordinate Voting Shares that were listed on the TSX. Effective September 1, 2008, 744,124 of our remaining issued and outstanding Series 5 Preferred Shares were converted into 9,943,356 Subordinate Voting Shares that were also listed on the TSX.

On September 26, 2008, we received notices in respect of 66,601 of our remaining issued and outstanding Series 5 Preferred Shares requesting conversion into our Subordinate Voting Shares as of December 1, 2008. On or after November 27, 2008, we will announce the final conversion rate applicable to the conversion of such 66,601 Series 5 Preferred Shares into Subordinate Voting Shares scheduled to occur as of December 1, 2008.

10.2                        DIVIDENDS

Between October 23, 1992 and 1998, we declared and paid semi-annual dividends, and between 1998 and 2007, quarterly dividends. The following table presents the annual dividends that we have declared and paid on all of our shares since January 1, 2005:

Period/Date	Multiple Voting Shares and Subordinate Voting Shares	Series 2 Preferred Shares	Series 3 Preferred Shares	Series 4 Preferred Shares	Series 5 Preferred Shares
2005	Cdn$0.56	N/A	Cdn$1.5380	Cdn$1.6875	Cdn$1.7250
2006	Cdn$0.30	N/A	Cdn$1.5380	Cdn$0.485590	Cdn$1.7250
2007	N/A	N/A	Cdn$0.769	N/A	Cdn$0.8625

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

On November 7, 2006, concurrently with the release of our results for the third quarter of 2006, we announced that our Board of Directors had suspended the declaration of dividends on our Subordinate Voting Shares and Multiple Voting Shares.

On November 26, 2007, our Board of Directors also suspended dividend payments on our Series 3 Preferred Shares and Series 5 Preferred Shares.

In light of the continuing Insolvency Proceedings, the Corporation has no current intention of declaring dividends on any of its outstanding shares for the foreseeable future.

10.3                        MARKET FOR OUR SECURITIES

Our Subordinate Voting Shares and our Preferred Shares are listed and posted for trading on the TSX. Our Subordinate Voting Shares were also listed and traded on the NYSE up until January 23, 2008, when the NYSE suspended trading in the Subordinate Voting Shares due to a determination by NYSE that such shares were no longer suitable for continued listing and trading on such exchange. The Subordinate Voting Shares were removed from listing and registration on the NYSE at the opening of business on March 13, 2008.

The following tables set forth the market price range and trading volumes of our listed shares for each month of the most recently completed financial year. The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month and the closing sale price for each relevant month.

TSX - SUBORDINATE VOTING SHARES

Symbol: “IQW.TO”

2007	High (Cdn$ )	Low (Cdn$ )	Closing Price at the end of the month (Cdn$ )	Trading Volume

January	16.05	12.91	15.77	16,118,345
February	17.25	15.12	15.50	8,881,079
March	15.80	13.76	14.54	7,195,284
April	15.85	14.32	15.04	6,806,495
May	15.50	13.05	13.05	9,152,061
June	13.58	12.50	13.03	6,595,001
July	13.82	12.05	12.26	6,403,556
August	12.69	9.01	9.42	9,133,985
September	9.97	8.79	9.63	4,247,727
October	9.98	8.44	9.20	5,531,777
November	9.29	1.89	2.23	40,057,456
December	2.59	1.18	1.77	38,054,005

NYSE - SUBORDINATE VOTING SHARES

Symbol: “IQW”

2007	High (US$ )	Low (US$ )	Closing Price at the end of the month (US$ )	Trading Volume

January	13.58	11.01	13.37	1,714,400
February	14.79	12.93	13.23	1,225,400
March	13.46	11.90	12.72	1,420,300
April	14.05	12.46	13.73	1,460,900
May	14.11	12.20	12.27	1,506,900
June	12.78	11.70	12.15	2,018,760
July	13.24	11.37	11.56	1,900,600
August	12.03	8.53	9.16	4,579,600
September	10.04	8.73	9.69	1,705,600
October	10.05	8.66	9.73	1,992,900
November	9.80	1.90	2.25	11,708,498
December	2.74	1.17	1.80	8,912,210

TSX - SERIES 3 PREFERRED SHARES

Symbol: “IQW-PD.TO”

2007	High (Cdn$ )	Low (Cdn$ )	Closing Price at the end of the month (Cdn$ )	Trading Volume

January	17.64	15.11	17.44	562,605
February	18.35	16.80	16.92	279,669
March	17.15	16.00	16.75	340,955
April	17.20	16.62	16.85	184,136
May	17.00	16.52	16.65	313,706
June	17.00	16.50	16.95	78,936
July	17.00	16.00	16.18	146,929
August	16.50	14.50	14.60	94,544
September	14.59	12.02	13.25	213,485
October	13.85	12.80	13.03	264,215
November	13.10	4.36	5.80	964,893
December	6.50	3.50	4.75	685,976

TSX - SERIES 5 PREFERRED SHARES

Symbol: “IQW-PC.TO”

2007	High (Cdn$ )	Low (Cdn$ )	Closing Price at the end of the month (Cdn$ )	Trading Volume

January	25.25	24.35	25.10	186,328
February	25.45	24.85	25.05	118,043
March	25.25	24.91	25.05	34,296
April	25.30	24.50	25.10	29,400
May	25.40	24.56	24.75	41,034
June	25.00	24.70	24.85	23,682
July	24.97	24.70	24.70	13,078
August	24.90	21.00	23.79	59,916
September	24.70	23.10	24.23	186,549
October	25.00	23.60	24.46	99,959
November	25.20	15.00	17.90	1,463,556
December	20.75	11.95	15.96	2,618,555

10.4                        RATINGS

After the commencement of the Insolvency Proceedings, the rating agencies have either attributed to our senior secured and unsecured debt and Preferred Shares a rating of D, being the lowest rating given by all rating agencies, or ceased rating all our debt instruments and Preferred Shares.

ITEM 11 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

For purposes of this Item 11, reference is made to (i) Note 10 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2007 and Note 9 to our Audited Consolidated Financial Statements for the financial year ended December 31, 2006 and (ii) Section 5.3 — Related party transactions of our Management’s Discussion and Analysis for the financial year ended December 31, 2007, each of which is incorporated by reference into this Annual Information Form.

Our Audited Consolidated Financial Statements for the financial years ended December 31, 2007 and 2006 and our Management’s Discussion and Analysis for the financial year ended December 31, 2007 may be found on our website at www.quebecorworld.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

In addition, during the financial year ended December 31, 2007, we have done business, at market rates, with Quebecor Inc. and other companies within the Quebecor group. We may continue to engage in similar transactions on terms which are generally no less favourable to us than would be available to us for similar transactions with unaffiliated third parties.

We consider the amounts paid with respect to the various transactions mentioned above to be both reasonable and competitive.

ITEM 12 — MATERIAL CONTRACTS

Between January 1, 2007 and September 30, 2008, the only material contracts that we entered into outside the ordinary course of business were (i) the DIP Credit Agreement, as amended, which is more fully described under Item 9.1 of this Annual Information Form — DIP Credit Agreement, (ii) the various amendments to our revolving credit facilities described under Item 9.2 of this Annual Information Form — Credit Facilities and (iii) the Share Purchase Agreement dated May 29, 2008 relating to the sale and purchase of the shares of Quebecor World European Holding S.A. resulting in the sale of our European operations (see Item 2.2 of this Annual Information Form — Sale of our European Operations). All of the aforementioned material contracts have been filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com as well as with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. Current and potential investors are urged to consult such agreements as filed with such securities regulatory authorities and the summary descriptions of such agreements contained in this Annual Information Form are qualified entirely by reference to the text of the agreements as filed with such authorities.

ITEM 13 — INTERESTS OF EXPERTS

KPMG LLP is the firm of auditors who prepared the Auditors’ Report, Report of Independent Registered Public Accounting Firm and Comments by Auditors for US Readers on Canada-US Reporting Differences with respect to our Audited Consolidated Financial Statements for the year ended December 31, 2007. KPMG LLP has confirmed to us that they are independent in accordance with the applicable rules of professional conduct of each of the provinces of Canada and that they have complied with the rules on auditor independence of the United States Securities and Exchange Commission.

ITEM 14 — TRANSFER AGENT

The transfer agent for our Subordinate Voting Shares and our Preferred Shares is Computershare Trust Company of Canada, whose head office is situated in Toronto (Ontario). Share transfer service is available at Computershare’s Montreal (Quebec) and Toronto (Ontario) offices, as well as at the principal office of Computershare Trust Company, Inc. in Denver (Colorado) and New York (New York).

ITEM 15 — ADDITIONAL DISCLOSURE

National Instrument 51-102 — Continuous Disclosure Obligations (including Form 51-102F2), requires issuers that do not send a management information circular to any of their securityholders to disclose in their annual information form certain information with respect to their voting securities and principal holders of voting securities, directors, executive compensation, securities authorized for issuance under equity compensation plans, indebtedness of directors and executive officers and appointment of auditors.

15.1                        VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at September 30, 2008, there were 46,987,120 Multiple Voting Shares and 153,737,924 Subordinate Voting Shares issued and outstanding.

The Subordinate Voting Shares, each of which carries the right to one vote, are restricted securities (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. As of September 30, 2008, 24.6% of all voting rights in the Corporation were attached to the Subordinate Voting Shares.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of the Corporation is Quebecor Inc., directly and through a wholly-owned subsidiary, namely 4032667 Canada Inc. As at September 30, 2008, Quebecor Inc. held a total of 46,911,277 Multiple Voting Shares, representing 99.84% of the issued and outstanding Multiple Voting Shares and 75.23% of all the voting rights in the Corporation.

15.2                        DIRECTORS

Please refer to Item 5.1 of this Annual Information Form — Our Directors.

15.3                        EXECUTIVE COMPENSATION

15.3.1              Compensation of Directors

The director’s compensation program is designed to attract and retain the most qualified people to serve on the Board and its committees. Annual retainers and attendance fees are paid to the members of the Board who do not serve in any management function for the Corporation, its subsidiaries or its controlling shareholder, Quebecor Inc. The Corporation currently pays its non-management directors compensation in accordance with the schedule below:

Directors’ Compensation Schedule	Fee
Board Chair Retainer	US$300,000
Board Retainer	US$100,000
Lead Director	US$10,000
Committee Chair Retainer
— Audit Committee	US$10,000
— Other Committees	US$8,000
Meeting Attendance Fees	US$2,500

Up until February 2008, directors were required to receive at least 50% of their annual retainer in the form of deferred share units (“DSUs”) under a Directors’ Deferred Share Unit Plan (the “DDSU Plan”), with the option of being able to elect to receive up to 100% of their annual retainer in the form of DSUs. The value of DSUs corresponded to the value of the Subordinate Voting Shares as listed on the NYSE. However, in light of the Insolvency Proceedings, the delisting of the Subordinate Voting Shares from the NYSE and the significant drop in the market price of the Subordinate Voting Shares, the Corporation terminated the DDSU Plan in February 2008. Consequently, all remuneration as described above is now paid by the Corporation entirely in cash.

15.3.2              Compensation of Executive Officers

The following table shows certain selected compensation information for: (i) the two individuals who acted as President and Chief Executive Officer of the Corporation during the Corporation’s most recently completed financial year, namely Messrs. Jacques Mallette and Wes W. Lucas; (ii) the Executive Vice President and Chief Financial Officer (also Jacques Mallette throughout 2007); and (iii) the three other most highly compensated executive officers of the Corporation who were serving as such as at December

31, 2007 and whose total salary and bonus exceeded $150,000 in the most recently completed financial year (collectively, the “Named Executive Officers”); in each case for services rendered in all capacities during the financial years ended December 31, 2007, 2006 and 2005.

15.3.3              Summary Compensation Table

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus(1) ($)	Other Annual Compensation ($)(2)	Securities Under Options/ SARs Granted(3) (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)

Jacques Mallette(4)	2007	517,404	(5)	449,716	—	—	—	—	—
President and Chief	2006	450,000		208,140	—	127,000	—	—	138,718	(6)
Executive Officer (former Executive Vice President and Chief Financial Officer)	2005	112,500	(7)	US56,250	—	97,000	—	—	—

Wes W. Lucas	2007	1,175,912	(8)	—	—	—	—	—	—	(9)
Former President and	2006	738,654	(10)	750,000	—	950,000	—	—	659,880	(11)
Chief Executive Officer	2005	—		—	—	—	—	—	—

Yvan Lesniak	2007	432,840	(13)	—	—	—	—	—	—
Former President	2006	416,717	(13)	69,460	—	—	—	—	112,136	(6)
Managing Director Quebecor World France(12)	2005	382,127	(13)	—	—	60,000	—	—	—

Guy Trahan	2007	US433,000		US305,201	—	—	—	—	—
President	2006	US425,000		—	—	75,000	—	—	—
Latin America	2005	US425,000		US382,500	—	60,000	—	—	—

David Blair	2007	325,000		130,705	—	—	—	—	—
Senior Vice President,	2006	293,500		88,050	—	100,000	—	—	—
Operations, Technologies and Continuous Improvement	2005	293,500		—	—	38,000	—	—	—

(1)                      Historically, bonus amounts have been paid in cash in the year following the financial year in respect of which they were earned. Retention bonuses are paid in the same year in which they are awarded. However, bonus amounts with respect to the first half of 2007 were paid in December 2007 while bonus amounts for the last six months of 2007 were paid in March 2008.

(2)                      Perquisites that do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses are not included in this column.

(3)                      Underlying securities: Subordinate Voting Shares.

(4)                       Mr. Mallette served as our Executive Vice President and Chief Financial Officer until December 17, 2007, when he was appointed our President and Chief Executive Officer. Mr. Mallette continued to exercise the functions of the Corporation’s Chief Financial Officer until December 31, 2007.

(5)                      Represents the salary earned by Mr. Mallette as Executive Vice President and Chief Financial Officer from January 2007 until December 17, 2007 and as President and Chief Executive Officer from December 17, 2007 until December 31, 2007.

(6)                      This amount represents a non-cash bonus awarded in respect of 2006 to be paid in the form of Subordinate Voting Shares purchased by a third party on the open market. This non-cash bonus will be deferred for three (3) years and a predetermined number of Subordinate Voting Shares will be delivered to the individual during the first quarter of 2009, provided that the Named Executive Officer in question is employed by the Corporation on December 31, 2008. If the Named Executive Officer in question is terminated without cause before December 31, 2008, then a pro rata amount based on time served during 2006 to 2008 will be paid by the Corporation to the Named Executive Officer.

(7)                      Represents the salary actually earned by and paid to Mr. Mallette in 2005. Mr. Mallette was appointed our Executive Vice President and Chief Financial Officer on October 1, 2005. Mr. Mallette’s annual salary for 2005 was $450,000.

(8)                      Represents the base salary actually earned by and paid to Mr. Lucas in 2007 until his departure on December 17, 2007.

(9)                      No other compensation, including lump-sum or severance amounts, was paid to Mr. Lucas in connection with his departure on December 17, 2007. However, Mr. Lucas has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings in connection with his departure.

(10)                 Represents the base salary actually earned by and paid to Mr. Lucas in 2006. Mr. Lucas assumed the position of President and Chief Executive Officer of the Corporation on May 11, 2006. Mr. Lucas’ annual salary for 2006 was $1,150,000.

(11)                 Represents the reimbursement of relocation expenses incurred by Mr. Lucas upon his international relocation from the United States to Montreal, Canada. This amount included the costs related to the sale and purchase of his primary residence, costs and professional fees incurred in connection with tax planning, immigration matters, legal expenses, moving expenses and such other costs ordinarily associated with an international relocation. In addition to the amount disclosed in the table above under the column “All Other Compensation”, the Corporation also paid Mr. Lucas an amount of $110,577 for consulting services provided to the Corporation between April 6 and May 10, 2006.

(12)                 We sold our European operations on June 26, 2008 and, consequently, Mr. Lesniak’s employment remains with our former European operations under their new ownership.

(13)                 Amounts actually paid to Mr. Lesniak in Euros and converted to Canadian dollars at the following noon spot rates of exchange of the Bank of Canada: CDN$1.4428 per €1.00 on December 31, 2007; CDN$1.5377 per €1.00 on December 31, 2006; CDN$1.3805 per €1.00 on December 31, 2005. Following the completion of the sale our European operations in June 2008, Mr. Lesniak is no longer employed by the Corporation.

15.3.4              Options Granted in 2007

The Corporation has established an executive stock option plan (the “ESOP”) for its executives, which is administered by the Human Resources and Compensation Committee of the Board. Participants in the ESOP are granted options that may be exercised to purchase Subordinate Voting Shares of the Corporation. The ESOP has been terminated for all future option grants and no stock options to subscribe for Subordinate Voting Shares were granted to the Named Executive Officers under the Corporation’s ESOP during the financial year ended December 31, 2007. See Item 15.3.9 of this Annual Information Form — Report on Executive Compensation — Short-Term and Long-Term Incentive Compensation.

15.3.5              Options Exercised in 2007

The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2007, the gains realized upon exercise, the total number of unexercised options held at December 31, 2007, and the value of such unexercised options at that date.

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

	Securities	Aggregate Value	Unexercised Options/ SARs at FY-End		Value of Unexercised “In-The-Money” Options/ SARs at FY-End(2)
Name	Acquired on Exercise (#)	Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jacques Mallette	—	—	56,000	168,000	—	—
Wes W. Lucas(3)	—	—	237,500	—	—	—
Yvan Lesniak	—	—	22,742	45,000	—	—
	—	—	11,250	3,750	—	—
Guy Trahan	—	—	179	—	—	—
	—	—	76,879	101,250	—	—
David Blair	—	—	88,316	113,500	—	—

(1)                    The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on the TSX (or on the NYSE for U.S. participants) on the exercise date and the exercise price of the Named Executive Officer’s option.

(2)                    The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on the TSX on December 31, 2007 (or on the NYSE for U.S. participants). This gain, unlike the gain set forth in the column “Aggregate Value Realized”, has not been and may never be realized. The underlying options have not been and may not be exercised, and actual gains, if any, will depend on the value of the Subordinate Voting Shares on the date of exercise of the corresponding options. The closing sale prices of the Subordinate Voting Shares on the TSX and on the NYSE on December 31, 2007 were $1.77 per share and US$1.80 per share, respectively.

(3)                    Mr. Lucas departed the Corporation on December 17, 2007.

15.3.6              Pension Benefits

This Item 15.3.6 describes the pension benefits and entitlements that were payable to or accrued by the Corporation’s Named Executive Officers as at December 31, 2007 under the Corporation’s pension plans. Since January 21, 2008, the Corporation and a number of its Canadian and U.S. subsidiaries have been subject to the Insolvency Proceedings. Consequently, the obligations of the Corporation under the Corporation’s pension plans will be dealt with in the context of the Insolvency Proceedings. Please refer to Item 2.1 of this Annual Information Form — Creditor Protection and Restructuring, for a detailed description of the Insolvency Proceedings.

•                  Canadian Pension Plans

The Corporation maintains a basic pension plan for its non-unionized Canadian employees (the “Basic Plan”), which also covers executive officers of the Corporation. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction, if the participant has completed a minimum of ten years of service with the Corporation.

The maximum pension payable under the pension plan is as prescribed by the Income Tax Act (Canada). A participant contributes to the plan an amount equal to 5% of his or her salary not exceeding $111,111 for 2007, up to a maximum of $5,555 per year. Effective January 1, 2008, the maximum pension and participant contributions will be based on a salary of $116,667. In the event that a participant’s salary exceeds the maximum, benefits will be paid from the unfunded Quebecor World Restoration Plan (the “Restoration Plan”), which uses excess pay to top up any shortfalls (excluding bonuses) and the same formula as that found in the Basic Plan.

The following table sets forth the annual retirement benefits under the Basic Plan and the Restoration Plan payable at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic and Restoration)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
400,000	$80,000	$120,000	$160,000	$200,000	$240,000
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
800,000	$160,000	$240,000	$320,000	$400,000	$480,000
1,000,000	$200,000	$300,000	$400,000	$500,000	$600,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000

*                 Remuneration refers to annual base salary only.

A participant’s pension is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the participant’s surviving spouse will continue to receive for life 60% of the pension.

As of December 31, 2007, the credited number of years of membership in the plans for participating Named Executive Officers were:

•                  for Jacques Mallette, 4 years and 9 months;

•                  for Wes Lucas, 1 year and 8 months;

•                  for Guy Trahan, 14 years in the Basic Plan (as his participation while in Latin America is limited to 5 years) and 19 years and 10 months in the Restoration Plan; and

•                  for David Blair, 18 years and 7 months.

The number of years indicated above for Mr. Mallette include credited years accrued under Quebecor Inc.’s pension plans that have been transferred to the Corporation’s pension plans under an inter-company reciprocal pension plan transfer agreement.

Wes Lucas, our former President and Chief Executive Officer, departed the Corporation on December 17, 2007. No lump sum related to his accumulated pension benefits has been paid to Mr. Lucas in connection with his departure; however, he has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings.

•                  Canadian Supplementary Retirement Plan

In addition to the Canadian Basic and Restoration Plans, the Corporation provides Supplementary Retirement Plans for its Canadian executive officers. The supplemental retirement benefits payable to the Canadian Named Executive Officers are indicated below:

•                  At December 31, 2007, the credited number of years of membership in the plan for the participating Named Executive Officers were for Guy Trahan, 19 years and 10 months. The pension is payable in accordance with the same modalities as the Basic Plan.

The following table sets forth the aggregate annual retirement benefits payable to Mr. Trahan under the Basic Plan, the Restoration Plan and the Canadian Supplementary Retirement Plan at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
600,000	N/A	$136,000	$181,000	$226,000	$272,000
900,000	N/A	$206,000	$274,000	$343,000	$411,000
1,200,000	N/A	$275,000	$367,000	$459,000	$551,000
1,500,000	N/A	$345,000	$460,000	$575,000	$690,000
1,800,000	N/A	$415,000	$553,000	$691,000	$830,000

*                 Remuneration refers to annual base salary and a bonus assumed to equal 50% of a normal base salary.

•                  At December 31, 2007, the credited number of years of membership in the plan for the participating Named Executive Officers were: for Jacques Mallette, 2 years and 3 months, for Wes Lucas, 1 year and 8 months and for David Blair, 16 years. The pension is payable in accordance with the same modalities as the Basic Plan.

Wes Lucas, our former President and Chief Executive Officer, departed the Corporation on December 17, 2007. No lump sum related to his accumulated pension benefits has been paid to Mr. Lucas in connection with his departure; however, he has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings.

The following table sets forth the annual aggregate retirement benefits under the Basic Plan, the Restoration Plan and the Supplementary Retirement Plan payable at age 65 for Jacques Mallette and David Blair, based on final average salary (including bonuses) and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
900,000	$180,000	$270,000	$360,000	$450,000	$540,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000
1,500,000	$300,000	$450,000	$600,000	$750,000	$900,000
1,800,000	$360,000	$540,000	$720,000	$900,000	$1,080,000

*       Remuneration refers to annual base salary and a bonus assumed to equal 50% of annual base salary.

•                  European Pension Plans

Prior to the sale of our European operations on June 26, 2008 (see Item 2.2 of this Annual Information Form — Sale of our European Operations), the Corporation did not have a supplemental retirement plan for its European-based executives. Yvan Lesniak participated in the mandatory Social Security Plan of France.

15.3.7              Employment Agreements

The Corporation has entered into employment agreements with certain of the Named Executive Officers, namely Jacques Mallette, Wes Lucas, Yvan Lesniak and Guy Trahan (collectively, the “Employment Agreements”).

Pursuant to the Employment Agreements, each Named Executive Officer is entitled to participate in the Corporation’s short-term incentive plan and the Corporation’s ESOP and to receive other benefits commensurate with his position. The Employment Agreements are for an indefinite term.

The following Named Executive Officers have termination of employment provisions in their Employment Agreements.

Jacques Mallette — Mr. Mallette’s Employment Agreement provides that in the event his employment is terminated without cause, he will be entitled to a reasonable severance payment. In addition, if a change of control of the Corporation occurs and (i) Mr. Mallette’s employment is terminated without cause or (ii) he resigns for a serious reason, he will be entitled to a lump-sum payment equal to 18 months of his then prevailing annual base salary and benefits, being his annual target bonus and the value of his annual benefits related to automobile and group insurance policy, excluding the short-term and long-term disability coverage.

Yvan Lesniak — Mr. Lesniak’s Employment Agreement provides that in the event his employment is terminated without cause, he will be entitled to a lump-sum payment equal to 24 months of his then prevailing base annual salary. We sold our European operations on June 26, 2008 and consequently, Mr. Lesniak’s employment remains with our former European operations under their new ownership.

Wes W. Lucas —Wes Lucas, our former President and Chief Executive Officer, departed the Corporation on December 17, 2007. No termination or other lump-sum amounts have been paid to Mr. Lucas in connection with his departure; however, he has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings.

15.3.8              Composition of the Human Resources and Compensation Committee

The current members of the Human Resources and Compensation Committee are André Caillé (Chairman), Jean La Couture and Michèle Desjardins, each of whom is independent within the meaning of the Categorical Standards of Independence of Directors adopted by the Corporation and derived from the corporate governance guidelines established by the Canadian Securities Administrators, the New York Stock Exchange and the Sarbanes-Oxley Act of 2002. Our Categorial Standards of Independence are reproduced in their entirety at Schedule “C” to this Annual Information Form.

15.3.9              Report on Executive Compensation

The Human Resources and Compensation Committee assists the Board in fulfilling its governance responsibilities for the Corporation’s human resources policies and practices. Each year, as part of its mandate, the Human Resources and Compensation Committee reviews the Corporation’s compensation principles, policies and plans and reports to the Board on the Corporation’s executive compensation. In order to enhance the Corporation’s ability to attract, motivate and retain high-performing senior management required to attain its financial, operating and performance objectives, the Corporation has developed and implemented an executive compensation policy. This policy is intended to ensure that the Corporation’s executives receive total compensation that (a) is competitive with the compensation received by executives employed by a group of comparable North American companies (the “Reference Market”), (b) rewards superior performance and (c) aligns the executives’ interests with those of the Corporation’s shareholders. The Reference Market is comprised of a combination of American and

Canadian public companies of comparable size and complexity operating in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope. The compensation strategy is weighted towards “pay-for-performance” components.

The Corporation must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. In general, the Corporation and the Human Resources and Compensation Committee set the remuneration of executive officers at the median of the overall compensation paid to executives in the Reference Market.

The Human Resources and Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan and financial objectives. The executive compensation package reviewed by the Human Resources and Compensation Committee aims primarily at:

•            Maximizing the creation of shareholder value;

•            Promoting the achievement of organizational objectives;

•            Ensuring that financial targets are achieved or surpassed;

•            Attracting, retaining and rewarding key contributors; and

•            Providing compensation substantially in line with that offered by comparable companies.

Historically, the executive compensation package has been composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.

The relative weight attributed to each component of compensation varies according to the level and nature of the executive’s position with the Corporation. In general, the higher the position, the greater will be the component of compensation that is variable and at risk. The Corporation believes that this system serves to better align an executive’s degree of influence and the Corporation’s operational results. The relative weight attributed to each component of the remuneration is determined according to market figures and takes into account the Corporation’s internal policies and performance. The compensation structure for the most highly ranked executives approved by the Human Resources and Compensation Committee attributes a weight ranging from 20% to 35% to base compensation and 65% to 80% to incentive compensation and for other executives a weight ranging from 45% to 70% is attributed to incentive compensation.

•                  Base Salary and Benefits

Our salary and benefits policies are determined using various annual compensation surveys that are representative of the Reference Market. As described above, the Reference Market consists of American and Canadian public companies of comparable size and complexity in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope, which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable companies. The base compensation paid to our employees is established on the basis of business trends in the countries in which the Corporation operates, taking into account economic trends, the Corporation’s profitability and return on capital. On the basis of an overall annual budget authorized by the Board, each operational unit must justify the evolution of its salary and benefits policies based on its results.

Base salaries are reviewed on an annual basis, increases are not automatic and are typically provided only if an executive assumes additional material responsibilities or there is an increase in base salary levels for executives in the Reference Market. The Human Resources and Compensation Committee reviews annually the base salaries of the Named Executive Officers. Taking into account each Named Executive Officers’ level of responsibility, experience and sustained contribution, the Human Resources and Compensation Committee makes the appropriate adjustments, as required. Similarly, in order to ensure that the officers’ base salaries are competitive, the Committee looks to the median salaries paid to executives of the Reference Market and, if necessary or appropriate, makes certain adjustments thereto.

•                  Short-Term and Long-Term Incentive Compensation

Prior to the commencement of the Insolvency Proceedings, we maintained a short-term incentive plan (referred to as the “Management Incentive Compensation Plan” or the “MICP”) for the senior management of the Corporation and its subsidiaries, which provided for the payment of cash bonuses to executives and managers whose business units (printing service groups or divisions) attained results in line with the annual financial and strategic targets approved by the Corporation, and additional bonuses if the operating results surpassed these financial and strategic targets. Our short-term incentive plan focused on the achievement of key financial and strategic performance indicators, such as earnings before interest and tax (“EBIT”), return on capital employed (“ROCE”), cost of capital, earnings per share (“EPS”), return on equity (“ROE”), strategic initiatives, corporate development, capability building and cost reduction targets. The specific amount of these payments were approved by the Human Resources and Compensation Committee. In the case of the Named Executive Officers, incentive bonuses varied in proportion to base salary, depending primarily on the level of responsibilities and whether or not the specified financial and strategic objectives have been attained. When such objectives were exceeded, bonuses are higher; when objectives are not attained, the incentive bonuses are lower or nil, depending on the circumstances. In connection with the Insolvency Proceedings, the Corporation decided to terminate the MICP.

Also, prior to the Insolvency Proceedings, the long-term incentive component was comprised of (i) the ESOP, which provided for the issuance of stock options to executive officers to purchase Subordinate Voting Shares, and (ii) a Deferred Performance Share Unit Plan (the “DPSUP”).

The ESOP was initially adopted in April 23, 1992 as a performance incentive for certain key employees of the Corporation. In furtherance of a general goal of encouraging the Corporation’s development and growth, the ESOP was implemented in order to create direct links between executive compensation and increased value for shareholders. In addition, the ESOP was also conceived with a view to developing each eligible executive’s sense of ownership in the Corporation, while aligning their compensation to meaningful and measurable performance goals reinforced through the inclusion of performance targets. The Corporation granted stock options to executives as a long-term incentive intended with a view to enhancing both retention and attraction.

The purpose of the DPSUP was to (i) promote a better alignment of the interests of the Corporation shareholders and key executives, (ii) provide a tax-deferred capital accumulation opportunity to key executives through deferral of compensation, and (iii) provide the Corporation with a method of rewarding and retaining select executives. Participation in the DPSUP had been mandatory for all members of “Senior Management”, being all employees of the Corporation whose compensation was directly approved by the Human Resources and Compensation Committee.

However, with the Insolvency Proceedings initiated in January 2008, the Corporation terminated both the MICP and the ESOP for all future incentive grants. In addition, the DPSUP, which was originally implemented effective January 1, 2005, had already been suspended for the 2006 financial year.

On July 9, 2008, the Quebec Superior Court (the “Court”) authorized the implementation and continuation by Quebecor World of the MICP. Our objective is to implement for 2008 and the first half of 2009 a redesigned MICP, which existed prior to the Insolvency Proceedings, and the parameters of which have now been modified and enhanced to take into account the challenges related to the Insolvency Proceedings and to drive employee performance during this critical time period.

The 2008/2009 MICP, as approved by the Court, has been simplified to focus on (i) attaining and surpassing specified adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) targets as measured over the 18-month loan period provided for under our DIP Credit Agreement and (ii) creating value for stakeholders. In addition to the employees who have typically been eligible to participate under the MICP, an additional 25 key employees will be eligible to participate in the 2008/2009 MICP, for a total of 250 participating employees. Bonuses granted under the MICP will be expressed, as in the past, as a percentage of a participant’s base salary. For a majority of the eligible employees, that percentage will be the same as it was in 2007. In addition, 100 MICP participants will be eligible for enhancements to their 2007 MICP award. The enhanced portion of the MICP is intended to provide competitive compensation to employees who have been identified as particularly critical to our successful emergence from the Insolvency Proceedings, as well as to better align their interests with those of the Corporation and its stakeholders. These 100 employees have been identified by our senior management based on the following factors: the nature of their job requirements; the importance of their role in the management of specific operations and their ability to influence the success of our restructuring efforts; to meet customized performance objectives; and to ensure that the Corporation meets its overall restructuring goals.

Awards under the 2008/2009 MICP will be determined using two measuring periods: (i) the 2008 calendar year, for which awards are payable no later than March 31, 2009; and (ii) the first six months of 2009, for which awards are payable no later than September 30, 2009. For divisional participants, the performance metric of adjusted EBITDA will be broken down into two components: (1) 75% will be based on the employees’ divisional adjusted EBITDA; and (2) 25% will be based on consolidated corporate adjusted EBITDA. With respect to corporate participants, the performance metric of adjusted EBITDA will be: (1) 75% of adjusted EBITDA of each division on a weighted basis; and (2) 25% of consolidated adjusted EBITDA. For each participant, there will be a threshold level of adjusted EBITDA (corresponding to an award of one-third of the maximum award), a target level (corresponding to an award of two-thirds of the maximum award) and a maximum level (corresponding to the maximum award). MICP awards will be forfeited if a participant leaves the Corporation voluntarily (excluding retirement) before the payout date. In the event of retirement, death or termination other than for cause, the participant will receive a pro-rated award based on the Corporation’s performance through the full award period and payable on the scheduled payout date. It is currently estimated that the total cost of the 2008/2009 MICP over 18 months (including the enhanced portion) will be between $13.9 million and $41.9 million.

Despite the termination of the ESOP for all future option grants, the ESOP remains in force for all options that were outstanding at the time of termination. As at September 30, 2008, the maximum number of Subordinate Voting Shares that were authorized to be issued under the ESOP was 11,000,000, of which 1,817,766 have been exercised and 9,182,234 Subordinate Voting Shares remained reserved for plan participants, representing 0.90% and 4.57%, respectively, of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares combined as at September 30, 2008. From this reserve, at September 30, 2008, a total of 5,497,261 options to purchase Subordinate Voting Shares were outstanding (i.e. unexercised options that have neither expired nor been cancelled), representing 2.74% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares combined. Furthermore, an additional 65,000 options had been granted outside the reserve under the ESOP as inducement options to an officer of the Corporation. In light of the Insolvency Proceedings and the termination of the ESOP for all future option grants, we have withdrawn our application to the TSX to list the additional 2,000,000 Subordinate Voting Shares approved at our annual meeting of shareholders held in May 2007.

•                  Compensation of the President and Chief Executive Officer

As part of its mandate, the Human Resources and Compensation Committee reviewed the total compensation package of Jacques Mallette who succeeded to Wes W. Lucas as our President and Chief Executive Officer on December 17, 2007. Considering the international nature of the Corporation’s operations, for 2007, the target value of the Chief Executive Officer’s compensation components were determined to be in line with the median of the U.S. market (in local currency), which is in line with the upper quartile of the Canadian market. These compensation components are as follows:

•                  An annual base salary of $1,000,000.

•                  Under his Employment Agreement, Mr. Mallette would be entitled to an annual performance-based incentive award of 100% of his annual base salary based on the objectives approved by the Board of Directors. Such award may reach a maximum of 150% of his annual base salary for each financial year if the objectives approved by the Board of Directors are surpassed.

•                  However, in the context of the Insolvency Proceedings, Mr. Mallette is entitled to participate in the 2008/2009 MICP with an annualized enhanced MICP target of 167% of his annual base salary in the event the adjusted EBITDA objectives described above are attained.

On December 17, 2007, our former President and Chief Executive Officer, Wes W. Lucas, departed the Corporation. No lump-sum or severance amount has been paid to Mr. Lucas in connection with his departure. However, Mr. Lucas has filed a claim in an amount of approximately $23 million with the Monitor under the Insolvency Proceedings.

•                  Conclusion

With the commencement and continuation of the Insolvency Proceedings, 2008 is a year in which, perhaps more than ever, the Corporation requires the devotion and performance of its key senior executives in order to ensure that they are motivated to remain with the Corporation during a difficult period of time. It is also imperative that the Corporation be able to continue to attract new executive talent on a par with both its peers and competitors. The Human Resources and Compensation Committee is confident that, together with management, it will be able to continue to design and implement an executive compensation scheme that is appropriate to the Corporation and its key senior executive in light of all of the prevailing circumstances, of which the recently Court-approved 2008/2009 MICP is a key element.

For the Human Resources and Compensation Committee:

•                  André Caillé (Chairman)

•                  Jean La Couture

•                  Michèle Desjardins

15.3.10       Performance Graph

The following performance graph illustrates the cumulative total return of a $100 investment in the Corporation’s Subordinate Voting Shares, compared with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX 60 Index and the S&P 500 Index.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

	12-31-02	12-31-03	12-31-04	12-31-05	12-31-06	12-31-07
Quebecor World Inc.	$100	$79	$78	$49	$44	$6
S&P/TSX Composite	$100	$126	$144	$179	$210	$230
S&P/TSX 60	$100	$125	$142	$179	$213	$237
S&P 500 (CDN$)	$100	$106	$108	$110	$127	$114

15.4                        SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

15.4.1              Securities Authorized for Issuance under Equity-Based Compensation Plans

The following table sets forth, as at September 30, 2008, the information with respect to all of our compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	(a)		(b)	(c)
				Number of securities
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders:	5,562,261	(1)	US$23.47	3,619,973	(2)
Executive Stock Option Plan	5,562,261	(1)	US$23.47	3,619,973	(2)
Equity compensation plans not approved by securityholders	—		—	—
TOTAL:	5,562,261	(1)	US$23.47	3,619,973	(2)

(1) Includes 65,000 Inducement Options outstanding outside of the shares reserved under the ESOP and approved by the TSX.

(2) While 11,000,000 Subordinate Voting Shares are currently authorized to be issued under the ESOP, only 9,000,000 of such Subordinate Voting Shares are currently listed on the TSX.

15.4.2              Principal Terms of Quebecor World’s Security-Based Compensation Arrangements and Other Required Disclosure

Companies listed on the TSX are required to disclose on an annual basis the terms of their security-based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual (the “TSX Rules”), security-based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security-based compensation arrangements for the purposes of the TSX Rules.

Quebecor World currently has in place no such security-based compensation arrangements, since both its ESOP and its USA Employee Stock Purchase Plan were terminated in 2008. In January 2008, the Corporation terminated its USA Employee Stock Purchase Plan for its employees in the United States. In February 2008, the Corporation also terminated the ESOP for all future incentive grants. The ESOP, however, remains in place for all options that were outstanding as at its termination (see Item 15.3.9 of this Annual Information Form — Report on Executive Compensation — Short-Term and Long-Term Incentive Compensation).

15.5                        INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

We have a policy that prohibits both the extending of any new personal loans to our directors and executive officers as well as the renewal of, or material modification to, any existing personal loans.

None of our directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to us or was indebted to us or to any of our subsidiaries at any time during the most recently completed financial year.

ITEM 16 — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We consider good corporate governance practices to be an important factor in our overall success. According to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), we are required to disclose our corporate governance practices.

Over the course of the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and exceed the corporate governance practices of the Canadian securities regulators and the U.S. Sarbanes-Oxley Act of 2002.

Schedule “B” to this Annual Information Form describes our corporate governance practices with specific reference to each of the guidelines set forth in NI 58-101 and MI 52-110.

The Board has adopted a Code of Business Conduct which governs the behavior of our directors, officers and employees. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through an ethics line or other internal mechanism. The Board has also adopted procedures allowing interested parties (i) to submit to us accounting and auditing complaints, and (ii) to communicate directly with the independent Lead Director or with the independent directors as a group. These procedures are also described on our website at www.quebecorworld.com under the “Investors” Tab. The Code is available on our website and in print to any shareholder who requests copies by contacting the Corporate Secretary as well as on the SEDAR website maintained by the Canadian Securities administrators at www.sedar.com.

Further details on our corporate governance practices are provided on our website at www.quebecorworld.com under the “Investors” Tab.

ITEM 17 — FORWARD-LOOKING STATEMENTS

This Annual Information Form includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this Annual Information Form, including statements regarding the prospects of the industry, and prospects, plans, financial position and business strategy of the Corporation, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

For more information on the risks, uncertainties and assumptions that would cause the Corporation’s actual results to differ from current expectations, please also refer to the Corporation’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in this Annual Information Form under Item 8 — Risk Factors and in Section 7 — Risk Factors of our Management’s Discussion and Analysis for our most recently completed financial year.

Unless mentioned otherwise, the forward-looking statements in this Annual Information Form reflect the Corporation’s expectations as of October 17, 2008, being the date at which they have been approved, and are subject to change after this date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

ITEM 18 — ADDITIONAL INFORMATION

Additional information relating to us may be found on our website at www.quebecorworld.com, on the SEDAR website of the Canadian Securities Administrators at www.sedar.com. and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

Additional financial information is provided in our Audited Consolidated Financial Statements and in our Management’s Discussion and Analysis for our most recently completed financial year.

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

2

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

3

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

* * * * * * *

Revised and approved by the Board on November 7, 2006

4

SCHEDULE B — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

AS OF SEPTEMBER 30, 2008

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

1. Board of Directors

(a) Disclose the identity of directors who are independent.

Independence - The Board of Directors of the Corporation (the “Board”) must determine which of its directors qualify as “independent” directors. In order to do so, the Board has developed and adopted Categorical Standards of Independence for Directors of the Corporation (the “Categorical Standards”), which are derived from the corporate governance guidelines established by the Canadian Securities Administrators and the Sarbanes-Oxley Act of 2002. A copy of the Categorical Standards is appended hereto as Schedule “C”. These Categorical Standards are also available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

On the basis of the definition in Section 1.4 of MI 52-110, a director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

The Board, in conjunction with the Nominating and Corporate Governance Committee, has reviewed the relationships of each Board member and has affirmatively determined that six (6) out of the ten (10) directors are “independent”, namely:

	•	Douglas G. Bassett
	•	André Caillé
	•	Michèle Desjardins
	•	Alain Rhéaume
	•	Jean Neveu
	•	Jean La Couture

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board, in conjunction with the Nominating and Corporate Governance Committee, has reviewed the relationships of each Board member and has determined that the following directors are not independent within the meaning of the Categorical Standards:

	•	Jacques Mallette is not independent since he is the President and Chief Executive Officer of the Corporation.

•

The Right Honourable Brian Mulroney is not independent since he is the Chairman of the Board of the Corporation and senior partner of the law firm Ogilvy Renault LLP, principal legal counsel to the Corporation.

•

Érik Péladeau is not independent since he is Vice Chairman of the Board of the Corporation and a member of senior management of the controlling shareholder, Quebecor Inc., and Quebecor Media Inc. He also holds a significant interest in the controlling shareholder of the Corporation.

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

•

Pierre Karl Péladeau is not independent since he is a member of senior management of the controlling shareholder, Quebecor Inc., and Quebecor Media Inc. He also served as President and Chief Executive Officer of the Corporation from March 2004 until May 2006. In addition, he holds a significant interest in the controlling shareholder of the Corporation.

(c)          Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Majority of Independent Directors — Six (6) out of the ten (10) directors are independent.

(d)         If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Outside Directorships - All directorships with other public entities for each Board member are set out in the table in Item 5.1 of this Annual Information Form — Our Directors.

(e)          Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed year. If independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In Camera Sessions of the Board - The Mandate of the Board stipulates that the independent directors hold in camera sessions after each regularly scheduled meeting. The non-independent directors are not present at such in camera sessions.

Four (4) meetings of the independent directors were held during the financial year ended December 31, 2007.

In Camera Sessions of the Committees - The members of the Audit Committee, Human Resources and Compensation Committee, Independent Committee, Nominating and Corporate Governance Committee and Pension Committee, are all independent. Each of these Committees holds in camera sessions after each regularly scheduled meeting without management being present.

The Committees held in camera sessions during the Corporation’s most recently completed financial year, as follows:

•                       Audit Committee: Four (4)

•                       Nominating and Corporate Governance Committee: Five (5)

•                       Human Resources and Compensation Committee: Three (3)

•                       Pension Committee: Four (4)

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

(f)    Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the Chair or Lead Director and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.

Lead Director - Given that the Chairman of the Board is not independent, the Board has appointed Alain Rhéaume to act as independent Lead Director.

In general, the role and responsibilities of the independent Lead Director include the following: (i) ensuring that the Board functions independently of management and that independent directors have regular opportunities to meet to discuss issues without management being present; (ii) chairing separate meetings of the independent directors; (iii) reporting to the Chairman of the Board on the discussions held during the meetings of the independent directors; and (iv) being available to directors who have concerns that cannot be addressed through the Chairman of the Board.

The Position Description of the Lead Director is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

Record Attendance - The Board held 18 meetings during the financial year ended December 31, 2007. The attendance record of each director at Board meetings and Committee meetings during the financial year ended December 31, 2007 is set out in Item 5.2 of this Annual Information Form — Record of Attendance of the Directors.

2. Board Mandate — Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

Board Mandate - The Board’s role is to assume stewardship of the Corporation’s overall administration and to oversee the management of the Corporation’s operations. The Board has approved and adopted a formal mandate (the “Board Mandate”) describing the composition, responsibilities and operational procedures of the Board.

The Board Mandate provides that the Board is responsible for supervising the management of the Corporation’s business and affairs.

Although management conducts the Corporation’s day-to-day operations, the Board has a duty of stewardship and, as such, it must efficiently and independently supervise the business of the Corporation.

The Board Mandate is appended hereto as Schedule “D” and is also available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

3. Position Descriptions

(a)   Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair

Mandate of the Chairman of the Board - The Board has adopted written Position Descriptions for the Chairman of the Board and the Chairperson of each Board Committee.

The Chairman of the Board is responsible for the efficient operation of the Board. His key role is to ensure that the Board fully executes its Mandate and clearly understands and respects the boundaries between the responsibilities of the Board and those of management. The Board expects its Chairman to provide

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group.

Mandate of Committee Chairs - According to the Position Description for each Board Committee Chairperson, the Chairperson’s key role is to ensure that the Committee fully execute its Mandate and that the Committee work as a cohesive team. Each Committee Chairperson must report on a regular basis to the Board regarding the activities of the Committee.

The Position Descriptions are available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(b)         Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

Mandate of the Chief Executive Officer - The Board has adopted a formal mandate for the President and Chief Executive Officer of the Corporation (the “CEO”).

Among other things, the CEO is responsible for implementing the Corporation’s strategic and operational objectives and for execution of the Board’s decisions. Moreover, the CEO must establish the required procedures for fostering a corporate culture that promotes integrity, discipline and rigorous financial policies.

Also, the Human Resources and Compensation Committee, together with the Board and the CEO, develops goals and objectives that the CEO is responsible for meeting.

4. Orientation and Continuing Education

(a)   Briefly describe what measures the Board takes to orient new directors regarding:

(i)    the role of the Board, its committees and its directors, and

(ii)   the nature and operation of the issuer’s business.

Orientation Program - The Nominating and Corporate Governance Committee is responsible for developing, monitoring and reviewing orientation and continuing education programs for directors. Each director receives a Director’s Manual, which is updated periodically. Senior management also provides new directors with historical and forward-looking information regarding the Corporation’s operations and financial condition. Also, new directors may meet with members of senior management to discuss any topics concerning the Corporation.

(b)         Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing Education - Senior management regularly makes presentations to the Board regarding the business environment, methods of operation and organizational structure of the Corporation as well as various other aspects concerning the Corporation. Also, the directors have full access to senior management and employees of the Corporation.

The Board receives a comprehensive package of information prior to each Board and Committee meeting and attends periodic strategic planning sessions and budget meetings.

The Board reviews and approves the Corporation’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups.

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

The directors have the possibility to attend seminars on relevant topics organized by specialized firms, the whole as part of the Directors’ Continuing Education Program.

5. Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	Code of Ethics - The Board has adopted a Code of Business Conduct (“Code”) to encourage and promote a culture of ethical business conduct within the Corporation (including its subsidiaries).

(i) Disclose how a person or company may obtain a copy of the code;

The Code is available on the Corporation’s web site at www.quebecorworld.com under the “Investors” Tab and also on SEDAR under the Corporation’s profile at www.sedar.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Code is given to all the employees of the Corporation and its subsidiaries. Upon being hired, all employees must sign a declaration confirming that they have read the Code and undertaking to comply therewith.

The Senior Director, Internal Audit provides reports, on a regular basis, to the Audit Committee on departures from the Code that have been brought to his attention through the whistleblower program (i.e. the confidential ethics line and secured website that is operated by an independent third party) or through other internal mechanisms described in the Code and the steps taken by the Corporation to deal with the non-compliance issues. The Chairman of the Audit Committee informs the Board thereof at each regular meeting of the Board.

In addition, an annual attestation process exists to ensure that management throughout the organization respects the Code.

Also, complaints about accounting, internal accounting controls or auditing matters can be confidentially submitted to the Corporation.

(iii)  Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed since the beginning of the Corporation’s most recently completed financial year regarding a departure from the Code.

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

(b)         Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Process for Dealing with Conflicts of Interest - It is the Nominating and Corporate Governance Committee’s role to review any transactions and contracts that would be entered into between the Corporation and any of its directors and executive officers.

The directors have a duty to report any conflict of interest to the Board. Thus, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chairman of the Board will ask the director not to be present during the discussions.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Reporting Process - In addition to monitoring compliance with the Code, the Board has adopted various internal policies to encourage and promote a culture of ethical business conduct, including the following:

•                Policy Relating to the Use of Privileged Information: The purpose of this Policy is to remind the directors, officers and employees of the Corporation that are privy to confidential information (the “Privileged Information”) that could likely affect the market price or value of the Corporation’s securities or of any third party (the “Other Party”) to significant negotiations, that they are prohibited from trading in the securities of the Corporation or of the Other Party, until the expiry of a 24-hour period following the public disclosure of the Privileged Information. Also, the directors and officers of the Corporation and all other persons who are deemed to be insiders of the Corporation are prohibited from trading in the securities of the Corporation during certain blackout periods set forth in this Policy.

•                Blackout Policy:The purpose of this Policy is to help the directors and executive officers to comply with applicable U.S insider trading laws and regulations relating to pension fund blackout periods, the whole in conformity with the Sarbanes-Oxley Act of 2002.

•                A Disclosure Policy: The objective of this Policy is to ensure that disclosure to the investing public regarding the Corporation is made in a timely manner, accurate and in keeping with the facts, and broadly disseminated in accordance with the relevant legal and regulatory requirements.

6. Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination.

Board Candidate - The Nominating and Corporate Governance Committee is responsible for: (i) developing and reviewing criteria for selecting directors, by regularly assessing, firstly, the qualifications, personal skills, business background, diversified experience and complementary knowledge and qualifications that fit with the needs of the Board members and, secondly, the Corporation’s needs; (ii) identifying, in conjunction with the Chairman of the Board, nominees for membership on the Board; (iii) recommending nominees to fill vacancies on the Board; and

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

(iv) assisting the Board and its Chairman in selecting Committee members. The Chairman of the Nominating and Corporate Governance Committee (which is also the independent Lead Director) discusses with the Chairman the recommendations made by the Committee and meets with the candidates.

The Committee may retain an independent recruiting firm, if need be, to identify director candidates.

The Nominating and Corporate Governance Committee ensures that the composition of the Board is such that all necessary competencies and skills are represented on the Board and that the nominees make up a competent and dynamic team which can carry out the Board Mandate.

(b)         Disclose whether or not the Board has a Nominating Committee composed entirely of independent directors. If the Board does not have a Nominating Committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

Composition of the Nominating and Corporate Governance Committee - The Committee is currently composed of three (3) directors:

•                Alain Rhéaume — Chairman

•                Jean Neveu

•                Michèle Desjardins

The Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” within the meaning of the Categorical Standards.

(c) If the Board has a Nominating Committee, describe the responsibilities, powers and operation of the Nominating Committee.

Responsibility of the Nominating and Corporate Governance Committee - In addition to the responsibility and powers described in paragraph 6(a) above, the Nominating and Corporate Governance Committee: (i) assists the Board in developing, monitoring and overseeing the Corporation’s corporate governance practices; (ii) makes recommendations to the Board, on a regular basis, in order to enhance the Corporation’s corporate governance practices; (iii) periodically reviews the various Mandates of the Board, its Committees and their respective Chairperson; (iv) periodically reviews the Code of Business Conduct and the Corporation’s Disclosure Policy; and (v) reviews the Corporation’s procedures for “whistleblower protection” to ensure that no employee is discharged or otherwise penalized for reporting in good faith potential violations of any laws or regulations applicable to the Corporation.

During the financial year ended December 31, 2007, the Nominating and Corporate Governance Committee held 4 meetings. The Mandate of the Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

7. Compensation

(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers

Process to Determine Directors’ Compensation: The Nominating and Corporate Governance Committee periodically reviews the adequacy and form of directors’ compensation. In making its recommendations to the Board, the Committee takes

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

into account the time commitment, the risks and responsibilities of directors as well as the types of compensation and the amounts paid to the directors based on a peer group of North American publicly traded companies of comparable size and complexity operating in the media, information and entertainment, manufacturing and other capital intensive industries, with international scale and scope (the “Reference Market”). Members of the Board who serve in a management function for the Corporation, its subsidiaries or its controlling shareholder, Quebecor Inc., receive no remuneration as directors.

Process to Determine Executive Compensation: The Human Resources and Compensation Committee is responsible for assessing, on an annual basis, and approving the global compensation of senior management, or in the case of the Corporation’s five most senior ranking executive officers (i.e. the Named Executive Officers), recommending their compensation to the Board. Thus, the Board, upon recommendation of the Committee, approves the global compensation of the five most senior ranking executive officers.

To determine appropriate compensation levels, the Corporation uses the Reference Market to establish compensation for senior management, based on the following compensation elements (base salary, target annual incentive and total direct compensation).

Details of directors’ and officers’ compensation are disclosed in Item 15.3 of this Annual Information Form — Executive Compensation.

(b)         Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

Composition of the Human Resources and Compensation Committee - The Committee is currently composed of three (3) directors:

•                André Caillé — Chairman

•                Jean La Couture

•                Michèle Desjardins

The Board has determined that each member of the Human Resources and Compensation Committee is independent within the meaning of the Categorical Standards.

(c) If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.

Responsibilities of the Human Resources and Compensation Committee -The Committee’s responsibilities include: (i) succession planning for the members of senior management; (ii) hiring and appointment, as well as the assessment of members of senior management and approving the compensation of senior management or, in the case of the Corporation’s five most senior ranking executive officers (i.e. the Named Executive Officers), recommending their compensation to the Board; (iii) reviewing the CEO’s corporate goals and objectives and assessing his performance in light of such goals and objectives; and (iv) ensuring that appropriate human resources systems are in place,

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence in order to meet its business objectives.

During the financial year ended December 31, 2007, the Human Resources and Compensation Committee held 9 meetings. The Mandate of the Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

(d)         If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

Compensation Consultant — Periodically, the Corporation retains the services of Towers Perrin to conduct surveys on the compensation of the CEO and other members of senior management based on the Reference Group which is composed of U.S. and Canadian publicly traded companies and to make appropriate recommendations in accordance with the Corporation’s practices and the market trends. The results contained in these surveys are presented to the Human Resources and Compensation Committee.

The Corporation retains the services of compensation consultants to provide specific market surveys in case of new hires or promotions among its senior management. As such, in 2007, the Corporation retained the services of Towers Perrin to provide such surveys on a case by case basis.

In addition, in the context of the Insolvency Proceedings, the Corporation retained the services of Towers Perrin in order to develop the enhanced portion of its 2008/2009 MICP, which is described in Item 15.3.9 of this Annual Information Form — Report on Executive Compensation.

8. Other Board Committees — If the Board has standing Committees other than the Audit, Compensation and Nominating Committees, identify the Committees and describe their function.

Other Board Committees - The Board has four additional standing committees, namely: the Executive Committee, the Independent Committee, the Pension Committee and the Restructuring Committee. The roles and responsibilities of such Committees are described below.

Executive Committee: The Board has adopted a formal Mandate for the Executive Committee, which provides that it must be composed of a minimum of three (3) and a maximum of seven (7) directors, a majority of whom shall qualify as “independent” directors within the meaning of the Categorical Standards. The majority of the members of the Executive Committee are “independent” within the meaning of the Categorical Standards. The Mandate provides that the Committee shall deal with such matters as cannot be effectively dealt with by the Board in a timely fashion and will be convened to meet on an ad hoc basis in order to do so. The Executive Committee did not meet in 2007.

The Executive Committee is currently composed of five (5) directors:

•                Pierre Karl Péladeau — Chairman

•                Alain Rhéaume

•                André Caillé

•                Jean La Couture

•                The Right Honorable Brian Mulroney

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

The Mandate of the Executive Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

Independent Committee: On August 12, 2008, the Board adopted a formal Mandate for the Independent Committee. The Independent Committee is vested with exclusive power to review, make and implement all such determinations and decisions as deemed appropriate by the Independent Committee with respect to all matters pertaining to the Corporation which may raise or present issues of industry confidentiality or trade information sensitivity or potential conflicts for members of the Board having relationships with actual or potential competitors of the Corporation or Quebecor Inc. or any affiliates of Quebecor Inc. other than the Corporation and the latter’s wholly-owned direct and indirect subsidiaries.

The Independent Committee is composed of a minimum of three (3) and a maximum of five (5) directors of the Corporation, each of whom is neither a director, officer, employee or consultant or service provider of or to Quebecor Inc. or any affiliates of Quebecor Inc. other than the Corporation and its wholly-owned direct and indirect subsidiaries. The Independent Committee is currently composed of three (3) directors:

•                André Caillé — Chairman

•                Michèle Desjardins

•                Alain Rhéaume

Pension Committee: The Board has adopted a formal Mandate for the Pension Committee. The Pension Committee assists the Board in discharging its responsibilities with regard to the administration, funding and investment of the Corporation’s pension plans.

The Pension Committee is currently composed of three (3) directors:

•                Douglas G. Bassett — Chairman

•                André Caillé

•                Michèle Desjardins

The Board has determined that each member of the Pension Committee is “independent” within the meaning of the Categorical Standards.

During the financial year ended December 31, 2007, the Pension Committee held 4 meetings.

The Mandate of the Pension Committee is available on the Corporation’s website at www.quebecorworld.com under the Investors tab.

Restructuring Committee: On February 21, 2008, the Board adopted a formal Mandate for the Restructuring Committee. The Restructuring Committee is mandated, in the context of the Insolvency Proceedings, to facilitate and supervise the work of management of the Corporation and its advisors in developing such plan or plans as may be necessary or desirable to effect

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

(i) a restructuring of the Corporation’s financial affairs including, without limitation, the liabilities and obligations to such of the creditors of the Corporation and its subsidiaries as it may deem necessary or appropriate and/or (ii) a recapitalization of the Corporation and/or its subsidiaries and to report thereon, from time to time, with its recommendations, if any, to the Board.

The Restructuring Committee is currently composed of five (5) directors:

•                André Caillé — Chairman

•                Michèle Desjardins

•                Jean Neveu

•                Jean La Couture

•                Jacques Mallette

9.              Assessments — Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its Committees, and its individual directors are performing effectively.

Assessment Process - On an annual basis, the Nominating and Corporate Governance Committee assesses the performance and effectiveness of the Board as a whole, the Board Committees, the Committee Chairs and the individual directors. A peer evaluation is included in this process.

As part of this process, a questionnaire that covers a wide range of topics is distributed to each director for the purpose of evaluating the Board and its Committees. The results of the questionnaire are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Nominating and Corporate Governance Committee. Also, the results of the questionnaire pertaining to each Committee are presented by the Chair of each Committee to the members of such Committee.

Thereafter, the Chairman of the Nominating and Corporate Governance Committee discusses the results of the questionnaire with the Chairman of the Board and the independent Board members.

MI 52-110 states that each Audit Committee member must be financially literate.

Financial Literacy - Each member of the Audit Committee is “financially literate” i.e. he or she is able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Audit Committee Financial Expert - In addition, at least one member of the Audit Committee is an “Audit Committee Financial Expert”, as contemplated by the rules of the U.S. Securities and Exchange Commission.

MI 52-110 states that the Audit Committee must have a written charter that sets out its mandate and responsibilities.	Responsibility of the Audit Committee - The Mandate of the Audit Committee, appended as Schedule “A”, describes explicitly the role and oversight responsibility of the Audit Committee.

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

MI 52-110 states that an Audit Committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditors.

Appointment of External Auditors - The Mandate of the Audit Committee states that the Committee is responsible for recommending the appointment and, if appropriate, the termination of the external auditors’ mandate, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.

MI 52-110 states that the Audit Committee must be directly responsible for overseeing the work of the external auditors engaged for purpose of preparing and issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting.

Relations with External Auditors - The Audit Committee is responsible for overseeing the work of the external auditors and discussing with them the Corporation’s accounting policies and any changes that are proposed to be made thereto, which includes reviewing with the external auditors audit problems or difficulties and management’s response thereto and resolving any disagreement between them regarding accounting and financial reporting.

MI 52-110 states that an Audit Committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuers’ external auditors.

Pre-Approval of Non-Audit Services — Pursuant to its Mandate, the Audit Committee approves and oversees all relationships between the external auditors and the Corporation, including: (i) determining which non-audit services the external auditors are prohibited from providing; (ii) approving policies defining audit and permitted non-audit services provided by the external auditors; (iii) pre-approving all audit services and permitted non-audit services to be provided by the external auditors; and (iv) approving the total amount of fees paid by the Corporation to the external auditors for all audit and permitted non-audit services.

The Audit Committee has adopted a Pre-Approval Policy in conformity with the applicable Canadian and U.S. rules (see Item 6 of this Annual Information Form — Audit Committee Disclosure). The Audit Committee reviews this Policy annually.

MI 52-110 states that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the Audit Committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.

Review of Financial Information Documents — Pursuant to its Mandate, the Audit Committee is responsible for reviewing annual and quarterly financial statements, annual and quarterly Management’s Discussion and Analysis (MD&A), financial and earnings press releases and certain other disclosure and offering documents, prior to approval by the Board of Directors and their disclosure and filing with the regulatory authorities. The Committee must also review with management and the external auditors the financial information contained in documents required to be disclosed or filed by the Corporation before their disclosure or filing with the securities regulatory authorities in Canada and the United States.

Corporate Governance Disclosure Requirements (NI 58-101)	Corporate Governance Practices at the Corporation

MI 52-110 states that an Audit Committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Complaints on Accounting or Other Matters — The Corporation has established procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding questionable accounting, internal accounting control or auditing matters or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. In connection with the foregoing, the Corporation has implemented a whistleblower program. At each quarterly Audit Committee meeting, the Senior Director, Internal Audit, presents an activity report, which includes a summary of complaints received through the whistleblower program and results of the investigations conducted in connection therewith. Please refer to the Corporation’s Code of Business Conduct that is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

MI 52-110 states that the Audit Committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the issuer.

External Auditors Hiring Policy - The Audit Committee is responsible for reviewing hiring policies for the current and former partners and employees of the Corporation’s firm of external auditors. In conformity with MI 52-110 and the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee has adopted a “Policy Respecting the Hiring of Employees of the External Auditors”. The Corporation reviews this Policy regularly.

MI 52-110 states that the Audit Committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the Audit Committee; and (c) to communicate directly with the internal and external auditors.

Authority to Engage Independent Counsel - The Mandate of the Audit Committee states that the Committee may, when circumstances dictate, hire external advisors, subject to advising the Chairman of the Board thereof. The Audit Committee will then make arrangements with the Corporation for the appropriate funding for payment of the external advisors retained by it. Also, the Audit Committee has the authority to communicate directly with the internal and external auditors.

SCHEDULE C — CATEGORICAL STANDARDS OF INDEPENDENCE

General Information

The independence of all directors of Quebecor World Inc. (the “Corporation”) will be reviewed at least annually by the Board of Directors (the “Board”) in light of the specific requirements set out below and these Categorical Standards of Independence (the “Categorical Standards”) are the basis for the independence determinations that will be made public in the Corporation’s Proxy Circular prior to directors standing for election or re-election to the Board. Directors who meet the specific requirements of these Categorical Standards will generally be considered independent.

The Board will be composed of a majority of independent directors pursuant to these Categorical Standards.

The Board may be composed of directors who do not meet these standards for independence, but make valuable contributions to the Board and to the Corporation by reason of their knowledge and experience.

Definitions

An “Affiliate” of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

“Immediate Family Member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

“Officers” means a chairman, vice-chairman, chief executive officer, president, chief financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or production) and any other officer or person who performs a policy-making function for such a business enterprise. Officers of subsidiaries will be deemed to be officers of the parent if they perform policy-making functions for the parent.

Independence of Directors

To be considered independent, the Board must affirmatively determine that a director does not have any direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. In this regards, the Categorical Standards set out below have been established to assist the Board in determining whether directors are independent or not.

A director will not be independent if:

(i) the director is, or has been within the last three years, an employee of the Corporation, or an Immediate Family Member of the director is, or has been within the last three years, an officer of the Corporation;(1)(2)

(ii) the director has received, or has an Immediate Family Member who has received, during any twelve-month period within the last three years, more than $CDN 75,000 in direct compensation from the Corporation, other than (A) director and committee fees; (B) pension or other forms of deferred compensation for prior service (provided such

(1)         In this Schedule the term “Corporation” includes any parent or subsidiary in a consolidated group with the Corporation.

(2)         Employment as (i) an interim Board Chair or Chief Executive Officer or other executive officer or (ii) a part-time Board Chair shall not automatically disqualify a director from being considered independent following that employment.

compensation is not contingent in any way on continued service); and (C) compensation received for acting as part-time Chairman or Vice-Chairman of the Board;

(iii) (A) the director or an Immediate Family Member of the director is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;

(iv) the director or an Immediate Family Member of the director is, or has been within the last three years, employed as an officer of another entity where any of the Corporation’s present officers at the same time serves or served on that entity’s compensation committee;

(v) the director is a current employee, or an Immediate Family Member of the director is a current officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $CDN 1 million, or 1% of such other company’s consolidated gross revenues.

(vi) the director or an Immediate Family Member of the director is an officer, director or trustee of a not-for-profit organization that has received charitable contributions from the Corporation in an amount which, in any of the last three fiscal years, exceeds 1% of that organization’s total annual charitable receipts, provided that amounts received as part of a program where the Corporation matches the contribution of its employees are not taken into account in such calculation.

Loans to directors

The Corporation will not make or arrange any personal loans or extensions of credit to directors.

All the members of the Audit Committee (the “Audit Committee”), the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, and the Pension Committee shall be independent pursuant to these Categorical Standards. Members of the Corporation’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

Audit Committee Members

In addition to satisfying the specific requirements set out above, directors who are members of the Corporation’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

•      The Audit Committee member is an Affiliate(3) of the Corporation or any subsidiary of the Corporation, apart from his or her capacity as a member of the Board or of any other Committee of the Board;

•      The Audit Committee member or an Immediate Family Member of the Audit Committee member accepts any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, apart from: (A) in his or her capacity as a member of the Board or of any other Committees of the Board; (B) other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not

(3)        While a facts-based analysis is required to determine whether an Audit Committee member is an Affiliate, a person who is an independent director of a shareholder owning 10% or more of any class of voting securities of the Corporation is generally independent for Audit Committee purposes.

2

contingent in any way on continued service); and (C) as a part-time Vice-Chair of the Board or any Board Committee; or

•      The Audit Committee member is a partner, member, managing director occupying a comparable position, or Officer (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a consulting, legal, accounting, investment banking or financial advisory services firm which provides services to the Corporation or any subsidiary of the Corporation for fees.

3

SCHEDULE D — MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the stewardship of the Corporation and, as such, it must provide independent, effective leadership and vision to supervise the management of the Corporation’s business and affairs. The Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities. The Board provides leadership and vision to supervise the management of the Corporation in the best interests of its shareholders.

All decisions of the Board must be made in the best interests of the Corporation and its shareholders.

COMPOSITION AND QUORUM

The Board is composed of a minimum of three (3) and a maximum of fifteen (15) directors. The majority of the directors must be independent under the Categorical Standards of Independence for Directors (the “Categorical Standards”) adopted by the Board and applicable law.

The quorum at any meeting of the Board is a majority of directors in office.

RESPONSIBILITIES

The Board has the following responsibilities:

With respect to strategic planning

(1)   Reviewing and approving, annually, the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks.

(2)   Approving and monitoring the implementation of the Corporation’s annual business plan.

(3)   Advising management on strategic issues.

With respect to human resources and performance assessment

(1)   Selecting the President and Chief Executive Officer (“CEO”) and approving the appointment of the officers,

(2)   With the advice of the Human Resources and Compensation Committee, approving the corporate objectives that the CEO is responsible for meeting and evaluating the CEO’s performance in light of theses objectives and the Board’s expectations and approving the CEO’s global compensation based on this evaluation.

(3)   With the advice of the Human Resources and Compensation Committee, evaluating the performance of the four (4) most senior ranking executive officers of the Corporation (other than the CEO) against the Board’s expectations and fixed objectives and approving their global compensation based on this evaluation.

With respect to financial matters and internal control

(1)   Monitoring the integrity and quality of the Corporation’s financial statements and the appropriateness of their disclosure.

(2)   Reviewing the general content of the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, Form 6-K (including any Supplemental Disclosure documents thereto) and Form 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States.

(3)   Approving operating and capital budgets, the issuance of securities and, subject to the Schedule of Authority adopted by the Board, any matter or transaction in excess of the delegated authority.

(4)   Considering and, in the Board’s discretion, approving any matters recommended by the Board Committees and/or proposed by management.

(5)   Determining dividend policies and procedures and approving the payment of dividends.

(6)   Ensuring that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

(7)   Monitoring the Corporation’s internal control and management information systems.

(8)   Monitoring the Corporation’s compliance with applicable legal and regulatory requirements.

(9)   Reviewing annually the Corporation’s Disclosure Policy and monitoring the Corporation’s communications with analysts, investors and the public.

With respect to corporate governance matters

(1)   Overseeing management in the competent and ethical operation of the Corporation.

(2)   Taking all reasonable steps to satisfy itself of the integrity of management and that management creates a culture of integrity throughout the Corporation.

(3)   Ensuring that appropriate processes are in place, so that the Board and its Committees can function independently from management.

(4)   With the advice of the Nominating and Corporate Governance Committee, reviewing, once or more annually as required, the Corporation’s corporate governance guidelines and adopting new ones. Identifying decisions that require approval of the Board. Ensuring that the Corporation has measures for receiving feedback from the shareholders.

(5)   With the advice of the Nominating and Corporate Governance Committee, reviewing annually the comprehensive Code of Business Conduct for the Corporation’s directors, officers and employees, which Code also serves as a Code of Ethics for the CEO and the financial officers of the Corporation. Monitoring compliance with the Code of Business Conduct and granting exceptionally and disclosing, or declining, any waiver from the Code for directors and officers.

(6)   Ensuring that there is an annual performance assessment of the Board, Board Committees, Board and Committee Chairs and individual directors and Lead Director.

(7)   Monitoring management and Board succession planning process.

(8)   Monitoring the size and composition of the Board and its Committees based on competencies, skills and personal qualities sought in Board members. Reviewing and approving annually the composition of the Board Committees.

(9)   Upon recommendation of the Nominating and Corporate Governance Committee, approving the list of Board nominees for election by shareholders.

(10) Reviewing and approving annually the mandates of the Board and Committees and of their respective Chairman and of the Lead Director. The Board delegates certain of its functions to Committees, each of which has a written charter. There are five (5) Board Committees, to wit: (i) the Executive Committee; (ii) the Audit Committee, (iii) the Human Resources and Compensation Committee, (iv) the Nominating and Corporate Governance Committee and, (v) the Pension Committee. The roles and responsibilities of each Committee are described in the respective Committee charter.

2

(11) With the advice of the Nominating and Corporate Governance Committee, determining, in the Board’s business judgment, that all the Audit Committee members are “financially literate” and determining which Audit Committee member qualifies as an “audit committee financial expert” under applicable law.

(12) If an Audit Committee member simultaneously serves on the audit committees of more than three (3) public companies (including the Corporation), determining whether such simultaneous service does not impair the ability of such member to effectively serve on the Corporation’s Audit Committee

With respect to pension matters

(1)   In conjunction with the Pension Committee, monitoring governance structure, funding, and investment policies for the Corporation’s pension plans.

(2)   In conjunction with the Pension Committee, monitoring the investment management of the pension funds.

METHOD OF OPERATION

(1)   The Board shall appoint annually its Chairman and Vice Chairman from among the Corporation’s directors. The Board shall also appoint annually a Lead Director from and amongst the independent directors to chair the independent directors’ meetings and to assume other appropriate functions as specified in the Lead Director’s mandate.

(2)   Meetings of the Board are held at least quarterly and as required; in addition, a special meeting of the Board is held, at least annually, to review the Corporation’s strategic plan.

(3)   The Chairman of the Board develops the agenda for each Board meeting in consultation with the CEO and the Secretary. The agenda and the appropriate material are provided to the directors on a timely basis prior to any Board meeting.

(4)   The independent directors meet in camera sessions at each regularly scheduled meeting.

(5)   The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board Committees, and the Board and Committee Chairs, as well as of the Lead Director.

3

CONSOLIDATED FINANCIAL STATEMENTS AMENDED

YEAR ENDED DECEMBER 31, 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Quebecor World Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries, the Management Discussion and Analysis (MD&A) and all other information in the Annual Report. These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments. To provide reasonable assurance that relevant and reliable financial information is produced, management is responsible for the development of internal controls over financial reporting process. Management has developed and maintained a system of internal controls and support a program of internal audit.

The Board of Directors (the “Board”) carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Board is responsible for reviewing and approving the consolidated financial statements and the MD&A for inclusion in the Annual Report based on the review and recommendation of the Audit Committee. The Board is also responsible for overseeing management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls and compliance with legal and regulatory requirements.

The Audit Committee is responsible for recommending the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with senior and financial management, internal auditors and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors and internal auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.

/s/ Brian Mulroney	/s/ Jacques Mallette	/s/ Jeremy Roberts

The Right Honourable	Jacques Mallette	Jeremy Roberts
Brian Mulroney	President and	Chief Financial Officer
Chairman of the Board	Chief Executive Officer

Montreal, Canada

April 28, 2008, except as to Notes 1, 27 and 29 which are as of December 15, 2008.

AUDITORS’ REPORT

To the Shareholders of Quebecor World Inc.

We have audited the consolidated balance sheets of Quebecor World Inc. (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2008 expressed our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the Company did not maintain effective processes and controls related to a) impairment of long-lived assets and goodwill; b) controls over the accounting for and reporting of complex and non-routine transactions; and c) period-end controls and procedures.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada

April 28, 2008, except as to Notes 1, 27 and 29 which are as of December 15, 2008.

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

To the Board of Directors of Quebecor World Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 28, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements. These explanatory paragraphs would emphasize the following:

As discussed in Note 1, Quebecor World Inc. (the “Company”) obtained on January 21, 2008 an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act for itself and 53 of its U.S. subsidiaries and filed under Chapter 11 of the United States Bankruptcy Code for 53 of its U.S. subsidiaries (together the “Insolvency Proceedings”).  The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, as a result of the contributing factors having led to the Insolvency Proceedings and the Insolvency Proceedings, realization of assets and discharge of liabilities, without substantial adjustments and/or changes in ownership, are subject to significant uncertainty and raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan concerning these matters is also discussed in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 2 to the consolidated financial statements as at December 31, 2007 and 2006 and for the three-year period then ended. Our report to the shareholders dated April 28, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada

April 28, 2008

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Quebecor World Inc.

 We have audited Quebecor World Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting” in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: The Company did not maintain effective processes and controls related to a) impairment of long-lived assets and goodwill b) controls over the accounting for and reporting of complex and non-routine transactions and c) period-end controls and procedures.  We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of the Company. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report dated April 28, 2008 which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Quebecor World Inc. has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada

April 28, 2008

CONSOLIDATED STATEMENTS OF INCOME

(Under Creditor Protection as of January 21 , 2008 - Note 1)

Years ended December 31

(In millions of US dollars, except per share amounts)

	Note 29	2007 Amended	2006 Amended	2005 Amended
Operating revenues		$4,654.5	$5,060.9	$5,120.4

Operating expenses:
Cost of sales		3,842.1	4,187.1	4,168.9
Selling, general and administrative		379.1	331.0	317.3
Securitization fees		15.1	24.6	17.6
Depreciation and amortization		250.1	254.2	247.3
Loss on business disposals and other	8, 10	14.8	2.2	—
Impairment of assets, restructuring and other charges	3	207.6	66.2	23.3
Goodwill impairment charge	13	1,832.9	—	—
		6,541.7	4,865.3	4,774.4

Operating income (loss)		(1,887.2)	195.6	346.0

Financial expenses	4	178.9	114.0	103.6

Dividends on preferred shares classified as liability	19	9.8	—	—

Income (loss) from continuing operations before income taxes		(2,075.9)	81.6	242.4

Income taxes	5	(238.2)	(38.0)	63.1

Income (loss) from continuing operations before minority interest		(1,837.7)	119.6	179.3

Minority interest		(0.3)	0.8	(0.3)

Net income (loss) from continuing operations		(1,837.4)	118.8	179.6

Loss from discontinued operations (net of tax)	6, 29	(363.0)	(90.5)	(342.2)

Net income (loss)		$(2,200.4)	$28.3	$(162.6)

Net income allocated to holders of preferred shares		22.2	34.0	39.6

Loss available to holders of equity shares		$(2,222.6)	$(5.7)	$(202.2)

Earnings (loss) per share:	7
Basic and diluted:
Continuing operations		$(14.10)	$0.65	$1.06
Discontinued operations		(2.75)	(0.69)	(2.59)
		$(16.85)	$(0.04)	$(1.53)
Weighted-average number of equity shares outstanding:	7
(in millions)
Basic and diluted		131.9	131.4	131.8

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Under Creditor Protection as of January 21, 2008 - Note 1)

Years ended December 31

(In millions of US dollars)

	Note	2007	2006	2005
			(Revised, Note 19)	(Revised, Note 19)
Net income (loss)		$(2,200.4)	$28.3	$(162.6)

Other comprehensive income, net of income tax:	21, 22

Unrealized (loss) gain on foreign currency translation adjustment		(104.8)	17.5	(71.3)
Portion of foreign currency translation adjustment recognized in income as a result of a reduction in self-sustaining foreign operations		—	2.5	—
Unrealized net gain on derivative financial instruments related to cash flow hedges		10.4	—	—
Reclassification of realized net loss on derivative financial instruments to the statements of income		4.8	—	—
Comprehensive income (loss)		$(2,290.0)	$48.3	$(233.9)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Under Creditor Protection as of January 21, 2008 - Note 1) Years ended December 31

(In millions of US dollars)

	Note	Capital stock	Contributed surplus	Retained earnings (Deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity (Deficit)

Balance, December 31, 2004, as previously reported		$1,705.3	$109.7	$729.2	$36.6	$2,580.8

Cumulative effect of change in accounting policy - Reclassification	19	(244.1)	—	—	(67.9)	(312.0)

Balance, December 31, 2004, revised		$1,461.2	$109.7	$729.2	$(31.3)	$2,268.8

Net loss		—	—	(162.6)	—	(162.6)
Other comprehensive income, net of income taxes	21	—	—	—	(67.5)	(67.5)
Equity shares repurchased	19	(33.0)	—	(9.8)	(3.8)	(46.6)
Equity shares issued from stock plans	19	16.3	—	—	—	16.3
Related party transactions		—	(0.2)	—	—	(0.2)
Stock-based compensation	20	—	1.1	—	—	1.1
Dividends on equity shares		—	—	(73.4)	—	(73.4)
Dividends on preferred shares		—	—	(39.6)	—	(39.6)

Balance, December 31, 2005, revised		$1,444.5	$110.6	$443.8	$(102.6)	$1,896.3

Net income		—	—	28.3	—	28.3
Other comprehensive income, net of income taxes	21	—	—	—	20.0	20.0
Equity shares issued from stock plans	19	7.9	—	—	—	7.9
Related party transactions	10	—	(1.0)	—	—	(1 .0)
Stock-based compensation	20	—	4.5	—	—	4.5
Dividends on equity shares		—	—	(39.8)	—	(39.8)
Dividends on preferred shares		—	—	(34.0)	—	(34.0)

Balance, December 31, 2006, revised		$1,452.4	$114.1	$398.3	$(82.6)	$1,882.2

Net loss		—	—	(2,200.4)	—	(2,200.4)
Cumulative effect of change in accounting policy - Financial instruments	2	—	—	(4.9)	(7.0)	(11.9)
Other comprehensive income, net of income taxes	21	—	—	—	(89.6)	(89.6)
Equity shares issued from stock plans	19	5.0	—	—	—	5.0
Related party transactions	10	—	0.4	—	—	0.4
Stock-based compensation	20	—	3.5	—	—	3.5
Redemption of convertible notes	18	—	(15.9)	15.9	—	—
Dividends on preferred shares		—	—	(22.2)	—	(22.2)

Balance, December 31, 2007		$1,457.4	$102.1	$(1,813.3)	$(179.2)	$(433.0)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Under Creditor Protection as of January 21, 2008 - Note 1)

Years ended December 31

(In millions of US dollars)

	Note	2007	2006	2005

Cash flows from operating activities:
Net income (loss)		$(2,200.4)	$28.3	$(162.6)
Adjustments for:
Depreciation of property, plant and equipment		311.4	308.4	308.1
Impairment of assets and non-cash portion of restructuring and other charges	3	260.9	34.9	53.9
Goodwill impairment charge	13	1,998.9	—	243.0
Future income taxes	5	(255.8)	2.2	(20.7)
Amortization of other assets		21.9	30.0	27.3
Write down of contract acquisition costs		38.5	—	—
Business disposals and other	8	27.5	3.8	1.1
Other		11.0	7.9	5.1
		213.9	415.5	455.2
Net changes in non-cash balances related to operations:
Accounts receivable		(181.7)	(38.6)	(30.9)
Inventories		1.8	5.6	26.1
Trade payables and accrued liabilities		54.4	18.4	(16.1)
Other current assets and liabilities		55.8	(89.9)	42.3
Other non-current assets and liabilities		(76.2)	(75.0)	(7.1)
		(145.9)	(179.5)	14.3
Cash flows provided by operating activities		68.0	236.0	469.5

Cash flows from financing activities:
Net change in bank indebtedness	15	18.1	—	—
Issuance of long-term debt net of issuance costs	16	67.0	950.1	—
Repayments of long-term debt	16	(332.3)	(459.3)	(19.2)
Redemption of convertible notes	18	(119.5)	—	—
Net borrowings (repayments) under revolving bank facility		577.9	(239.2)	(88.4)
Net change in secured financing	9	83.9	—	—
Net proceeds from issuance of equity shares	19	5.0	7.9	16.3
Redemption of preferred shares	19	—	(175.9)	—
Repurchases of equity shares	19	—	—	(46.6)
Dividends on equity shares		—	(39.8)	(73.4)
Dividends on preferred shares		(17.6)	(43.1)	(39.6)
Cash flows provided by (used in) financing activities		282.5	0.7	(250.9)

Cash flows from investing activities:
Business acquisitions, net of cash and cash equivalents		(3.5)	(0.1)	(7.0)
Proceeds from business disposals, net of cash and cash equivalents		—	28.5	66.9
Additions to property, plant and equipment		(321.0)	(313.8)	(394.0)
Net proceeds from disposal of assets		101.4	82.5	16.4
Proceeds from disposal of derivative financial instruments		—	—	69.2
Restricted cash	14	(6.8)	(15.0)	(26.1)
Cash flows used in investing activities		(229.9)	(217.9)	(274.6)

Effect of foreign currency		(77.3)	(19.3)	22.5

Net changes in cash and cash equivalents		43.3	(0.5)	(33.5)
Cash and cash equivalents, beginning of year	24	17.8	18.3	51.8
Cash and cash equivalents, end of year	24	$61.1	$17.8	$18.3

Supplementary cash flow information in Note 24.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Under Creditor Protection as of January 21, 2008 - Note 1)

At December 31

(In millions of US dollars)

	Note	2007	2006
			(Revised, Note 19)
Assets

Current assets:
Cash and cash equivalents	24	$61.1	$17.8
Accounts receivable	9	1,030.8	445.6
Receivables from related parties	10	16.1	20.3
Inventories	11	368.1	356.7
Income taxes receivable		15.7	35.2
Future income taxes	5	28.6	40.6
Prepaid expenses		18.5	23.2
Total current assets		1,538.9	939.4

Property, plant and equipment	12	2,009.0	2,287.4
Goodwill	13	342.3	2,324.3
Restricted cash	14	54.9	48.1
Receivables from related parties	10	4.4	—
Future income taxes	5	11.2	—
Other assets	26	202.3	224.2

Total assets		$4,163.0	$5,823.4

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness	15	$73.2	$—
Trade payables and accrued liabilities		994.8	942.4
Payables to related parties	10	13.3	1.5
Income and other taxes payable		39.8	39.7
Future income taxes	5	1.0	1.1
Secured financing	9	462.5	—
Current portion of long-term debt	16	1,023.7	30.7
Total current liabilities		2,608.3	1,015.4

Long-term debt	16	1,313.6	1,984.0
Other liabilities	17	363.4	283.5
Future income taxes	5	132.2	389.1
Convertible notes	18	—	117.7
Preferred shares	19	178.5	150.2
Minority interest		—	1.3

Shareholders’ equity (deficit):
Capital stock	19	1,457.4	1,452.4
Contributed surplus		102.1	114.1
Retained earnings (deficit)		(1,813.3)	398.3
Accumulated other comprehensive income (loss)	21	(179.2)	(82.6)
		(433.0)	1,882.2
Subsequent events	1, 29
Total liabilities and shareholders’ equity (deficit)		$4,163.0	$5,823.4

See accompanying Notes to Consolidated Financial Statements.

On behalf of the Board:

/s/ Brian Mulroney	/s/ Jacques Mallette
The Right Honourable
Brian Mulroney, Director	Jacques Mallette, Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.              Creditor Protection and Restructuring (Amended)

On January 21, 2008 (the “Filing Date”), Quebecor World Inc. (“Quebecor World” or the “Company”) obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with the Company, the “Applicants”). On the same date, the U.S. subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Company’s Latin American subsidiaries are not subject to the Insolvency Proceedings. In addition, prior to their disposition as discussed below, the European subsidiaries were not subject to the Insolvency Proceedings. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ business (subject to court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) and operate an orderly restructuring of the Applicants’ business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order for a more complete description of the duties and functions of the Monitor.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, and, pursuant to subsequent orders of the Court rendered on February 19, 2008, May 9, 2008, July 18, 2008, September 29, 2008 and December 12, 2008 respectively, this stay period was extended first to May 12, 2008 and then subsequently to July 25, 2008, September 30, 2008, December 14, 2008 and March 1, 2009 in Canada. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a Plan. Any such Plan will be subject to approval by affected creditors, as well as the Court approval.

The Company became in default under its revolving bank facility, its equipment financing credit facility and its North American securitization program on January 16, 2008. On January 24, 2008 pursuant to the Insolvency Proceedings, an amount of $417.6 million, including fees, was paid in order to terminate the North American securitization program.

The Insolvency Proceedings also triggered defaults under substantially all of the Applicants’ other debt obligations. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their pre-petition debt obligations. The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honour obligations to customers.

The Applicants are in the process of developing comprehensive business and financial plans, which will serve as a basis for discussions with stakeholders, with the advice and guidance of their financial advisors and the Monitor. The Applicants presented their confidential business plan (the “Business Plan”) to the Ad Hoc Bondholder Group, the Bank Syndicate and the Official Committee of Unsecured Creditors (collectively, the “Committees”) at the beginning of June 2008. An overview of the Applicants’ five-year Business Plan was presented as well as details related to each of the major business segments. The Business Plan that was presented will serve as a basis for discussions with the creditor constituencies in anticipation of the formulation of a Plan or Plans of reorganization and, subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that a Plan or Plans of reorganization will be proposed by the Applicants, supported by the Applicants’ creditors or confirmed by the Court and the U.S. Bankruptcy Court, or that any such Plan or Plans will be consummated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              Creditor Protection and Restructuring (Amended) (Cont’d)

Another important step in the Company’s restructuring activities has been the sale of the Company’s European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”), a Netherlands-based investment group (Note 29). On June 17, 2008, the Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement, the Company received €52.2 million in cash at closing. HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to Quebecor World. The sale was made substantially on an “as is, where is” basis.

Should the stay period and any subsequent extensions thereof, if granted, not be sufficient to develop and present a Plan or should the Plan not be accepted by affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations of the Applicants will then become due and payable immediately, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will also result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, which would in all likelihood lead to the liquidation of the Applicants’ assets.

As detailed in Note 29, the Company’s UK subsidiary was placed into administration on January 28, 2008.

On September 29, 2008, the Court authorized the Company to conduct a claims procedure for the identification, resolution and barring of claims against Quebecor World. The Canadian claims procedure contemplates that any person with any claim against the Company of any kind or nature arising prior to January 21, 2008, and any claim arising on or after January 21, 2008, that arose further to the repudiation, termination or restructuring of any contract, lease, employment agreement or other agreement (“Restructuring Claim”), with the exception of certain excluded claims, were to file its claim with the Monitor on or prior to December 5, 2008 (the “Claims Bar Date”) or no later than the 30th day following the receipt of a written notice advising such creditor to file a Proof of Claim in relation to a Restructuring Claim.

Pursuant to orders entered by the U.S. Bankruptcy Court, the U.S. Subsidiaries filed their schedule of assets and liabilities and a statement of financial affairs on July 18, 2008. On September 29, 2008, concurrently with the order granted by the Court with respect to the Canadian claims procedure, the U.S. Bankruptcy Court authorized the U.S. Subsidiaries to conduct a claims procedure setting December 5, 2008 as the bar date by which all creditors of the U.S. Subsidiaries were to file proofs of their respective claims and interests against the U.S. Subsidiaries.

As at the date hereof, it is not possible to determine the extent of the claims that were filed, whether or not such claims will be disputed and whether or not such claims will be subject to discharge in the Insolvency Proceedings. It is also not possible at this time to determine whether to establish any additional liabilities in respect of claims. The Applicants are beginning to review all claims filed and begin the claims reconciliation process. In connection with the review and reconciliation process, the Applicants will also determine the additional liabilities, if any, that should appropriately be established in respect of such claims.

On September 29, 2008, the Court granted an order lifting the stay of proceedings for the sole purpose of permitting certain of the noteholders to file a paulian action (namely, an action by which a creditor who suffers prejudice through a juridical act made by its debtor in fraud of its rights seeks to obtain a declaration that the act may not be set up against it) against, inter alia, the Company, contesting the opposability of security granted by Quebecor World and certain of its subsidiaries in September and October 2007 to the lenders under its revolving bank facility and equipment financing facility at such time. The order expressly provides that, immediately following the issuance and service of the paulian action, all further proceedings with respect to such paulian action be immediately stayed until further order of the Court.

Furthermore, on September 29, 2008, the Company was authorized by the Court to enter into a share purchase agreement providing for the sale to Bandhu Industrial Resources Private Limited of its interest in TEJ Quebecor Printing Limited (“TQPL”), which operates a printing facility located in Gurgaon, India. On November 20, 2008 the Company proceeded with the share sale transaction, resulting in a total net consideration payable to the Company of $0.15 million. The transaction also included a loan settlement agreement with respect to certain loans owing by TQPL to the Company and master release and indemnity agreements between the purchaser and the Company concerning its liabilities in relation to TQPL and the printing facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              Creditor Protection and Restructuring (Amended) (Cont’d)

On September 30, 2008, the Monitor commenced a case under Chapter 15 of the U.S. Bankruptcy Code on behalf of the Company in the U.S. Bankruptcy Court. The Monitor sought recognition of the Company’s CCAA proceeding as a foreign main proceeding and enforcement in the US of the Claims Procedure Order of the Court dated September 29, 2008. On November 14, 2008, the US Bankruptcy Court for the Southern District of New York entered an order recognizing the Company’s CCAA proceeding as a “foreign main proceeding” and made the Canadian claims procedure order of September 29, 2008 enforceable in the US. This relief facilitates the claims administration process for the Company and applies only to Quebecor World. It does not affect the claims procedures for the Company’s subsidiaries that are subject to proceedings under Chapter 11 of the US Bankruptcy Code.

Contributing factors

Quebecor World’s financial performance has suffered in the past few years, especially with respect to its European operations, which were funded, in part, with cash flows generated by the North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of its printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally as a result of its European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for the Company to repurchase certain senior notes in order to avoid breaching certain financial ratios, while also facing a reduction in amounts available under its revolving bank facility.

Other events further hindered the Company’s efforts to improve its balance sheet and financial position. First, on November 20, 2007, Quebecor World announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, Quebecor World announced that it would not be able to consummate a previously announced transaction to sell/merge its European operations, which otherwise would have resulted in proceeds being paid to Quebecor World.

On December 31, 2007, the Company obtained a waiver from its bank syndicate lenders and from the sponsors of its North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, the Company failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Company and certain of its subsidiaries being in default of its obligations under its revolving bank facility, its equipment financing credit facility and its North American securitization program.

As a result of the unsuccessful efforts of the Company to obtain new financing, the inability at the time to conclude the first proposed sale of its European operations and the operational demands of the Company, by mid-January 2008, the Company was experiencing a severe lack of liquidity and concluded it no longer had the ability to meet obligations which were falling due.

Basis of presentation and going concern issues

These financial statements have been prepared using the same Canadian GAAP as applied by the Company prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Insolvency Proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a Plan. During the period, Debtor-In-Possession (“DIP”) financing has been approved by the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions, as described below. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements. Except as disclosed in note 29, the financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2007.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              Creditor Protection and Restructuring (Amended) (Cont’d)

Basis of presentation and going concern issues (Cont’d)

While the Company is under creditor protection, it will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, claims allowed arising under the Insolvency Proceedings may be recorded as liabilities and presented separately on the consolidated balance sheets. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting, the Company would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, property, plant and equipment is carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill is carried at cost less any impairment losses. Goodwill is tested for impairment annually and between annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The series of events that led the Company to the Insolvency Proceedings and the events since then triggered impairment tests for its property, plant and equipment, and goodwill. The Company made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long lived assets or goodwill.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment, and goodwill, the valuation of future income tax assets and of contract acquisition costs.

In light of the Insolvency Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a Plan. There is a risk such shares could be cancelled.

DIP financing

On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, the “DIP Credit Agreement”) between Quebecor World Inc. and Quebecor World (USA) Inc., a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, Morgan Stanley Senior Funding, Inc., and Wells Fargo Foothill, LLC, as Co-Syndication Agents, and Wachovia Bank, N.A., as Documentation Agent.

The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the “Revolving DIP Facility”) bearing interest at variable rates based on Base rate, or Eurodollar rate, Canadian Banker’s Acceptance rate or Canadian prime rate, plus applicable margins and a $600 million term loan (“DIP Term Loan”), bearing interest at variable rates based on Base rate, or Eurodollar rate, plus applicable margins, which was fully drawn immediately following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the “Interim DIP Order”). Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving DIP Facility, the availability of funds is determined by a borrowing base based on percentages of eligible receivables and inventory. The unused portion of the Revolving DIP Facility is subject to a commitment fee of 0.50% per annum. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the “Final DIP Order”), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. On June 30, 2008, the Company repaid $74.5 million on the DIP Term Loan. As at December 12, 2008 the Company had drawn an aggregate amount of $551.9 million on the DIP Term Loan and Revolving DIP Facility.

The DIP Credit Agreement contains certain restrictive financial covenants which were met as of September 30, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              Creditor Protection and Restructuring (Amended) (Cont’d)

DIP financing (Cont’d)

The Revolving DIP Facility and DIP Term Loan are secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World, the U.S. Subsidiaries subject to the U.S. Proceedings and certain subsidiaries in Latin America. The liens are junior to the liens securing the Company’s syndicated revolving bank facility with Royal Bank of Canada as administrative agent and its equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which was granted prior to the Filing Date to the extent such liens are valid, perfected and not voidable. The Revolving DIP Facility and DIP Term Loan are also guaranteed by substantially all of the Company’s direct and indirect North American subsidiaries and certain foreign subsidiaries.

The Revolving DIP Facility and DIP Term Loan mature on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan. The DIP Credit Agreement may be prepaid or accelerated upon the occurrence of an event of default and contains mandatory prepayments including, among other things, the net proceeds of certain asset sales, issuance of certain debt and certain extraordinary receipts.

Should the Court dismiss the Insolvency Proceedings or enter any order granting relief from the stays provided for thereunder, this would constitute an event of default under the DIP Credit Agreement and the debt could become due and payable immediately, which would, in all likelihood, lead to the liquidation of all the Applicants’ assets.

The DIP Credit Agreement provides for various restrictions on, among other things, the ability of the Company and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of a majority of the Company’s DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor and/or the Courts.

The Court limits the amounts of funding available for its Latin America subsidiaries to $10 million, in addition to a $5 million amount for subsidiaries that are not Applicants. As of December 12, 2008, $10 million was utilized to fund Latin America subsidiaries, while a supplemental $3 million was used to fund Latin America subsidiaries and other non-Applicant subsidiaries. The Company is considering the future needs of its subsidiaries and will request additional funding flexibility from its creditors, if required.

2.              Summary of Significant Accounting Policies

Change in Accounting Policies – Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

(i)            Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

Notes to Consolidated Financial Statements

2.                        Summary of Significant Accounting Policies (Cont’d)

(ii)          Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its restricted and unrestricted cash and cash equivalents and temporary investments as held for trading. Accounts receivable, receivables from related parties, loans and other long-term receivables included in other assets were classified as loans and receivables. Portfolio investments were classified as available for sale. All of the Company’s financial liabilities were classified as other financial liabilities.

(ii)          Financial instruments (cont’d)

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are non-financial contracts considered not for normal usage or embedded in financial contracts and are not closely related to the underlying host. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated in a cash flow hedge for which hedge accounting is used. In accordance with the new standard, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.

(iii)      Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new sections, the transition rules require that the Company adjust either opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•                  Decrease of other assets by $24.3 million

•                  Decrease in trade payable and accrued liabilities by $0.6 million

•                  Increase of other liabilities by $18.9 million

•                  Decrease of long-term debt by $23.5 million

•                  Decrease of future income tax liabilities by $7.2 million

•                  Decrease of retained earnings by $4.9 million

•                  Decrease of accumulated other comprehensive income by $7.0 million

Finally, the adoption of the new standards had no material impact on net income (loss) in 2007.

Notes to Consolidated Financial Statements

2.                        Summary of Significant Accounting Policies (Cont’d)

Accounting Principles

(a)            Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles.

(b)            Uses of estimates

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

Examples of significant estimates include: key economic assumptions used in determining the allowance for doubtful accounts and some of the amounts accrued for restructuring and other charges; the composition and valuation of future income tax assets; the useful life and valuation of property, plant and equipment; actuarial and economic assumptions used in determining pension and postretirement costs, accrued pension and other postretirement benefit obligations and pension plan assets; provisions and contingencies; and the assumptions used in impairment tests on long-lived assets and goodwill (see also Note 1).

(c)            Foreign currency translation

The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the U.S. dollar.

Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in a separate component of accumulated other comprehensive income and are included in income only when a reduction in the investment in these foreign operations is realized.

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

Notes to Consolidated Financial Statements

2.                        Summary of Significant Accounting Policies (Cont’d)

(d)            Revenue recognition (cont’d)

Revenue is presented in the consolidated statements of income, net of rebates, discounts, and amortization of contract acquisition costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determinable.

(e)            Contract acquisition costs

Contract acquisition costs consist of cash payments, free services, or accruals related to amounts payable or credits owed to customers in connection with long-term agreements. Contract acquisition costs are generally amortized as reductions of revenue ratably over the related contract term or as related sales volumes are recognized. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, the Company evaluates the carrying value of the contract acquisition costs to determine whether impairment has occurred. These costs are included in other assets in the consolidated balance sheets.

(f)              Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

(g)           Sales of accounts receivable

Transfers of accounts receivable under the Company’s asset securitization programs are recognized as sales when the Company is deemed to have surrendered control over the accounts receivable. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the sum of total proceeds on the sale and the fair value of the retained interest in such receivables on the date of transfer. The fair value of the retained interest approximates its carrying value given the short-term nature of associated cash flows. Costs, including gains or losses on the sale of accounts receivable, are recognized in income in the period incurred and included in securitization fees in the consolidated statements of income.  When the Company does not meet certain criteria of the CICA Handbook Accounting Guidelines 12 – “Transfer of Receivables”, the transfer is recorded as Secured financing.

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

Notes to Consolidated Financial Statements

2.                        Summary of Significant Accounting Policies (Cont’d)

(j)              Goodwill

Goodwill is tested for impairment annually for all of the Company’s reporting units, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statement of income.

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

In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability will be extinguished.

(l)              Stock-based compensation plans

The Company uses the fair value based method of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. When stock options are exercised, capital stock is credited by the sum of the consideration paid by the employee, together with the related portion previously recorded in contributed surplus.

For the employee share plans, the Company’s contribution on the employee’s behalf is recognized as compensation expense. The contribution paid by the employee on the purchase of stock is recorded as an increase to capital stock.

Deferred Stock Units (“DSUs”) are recognized in compensation expense and accrued liabilities as they are awarded. DSU are remeasured at each reporting period, until settlement, using the trading price of the Subordinate Voting Shares.

For Deferred Performance Share Units (“DPSUs”), the Company’s matching contribution of 20% is recognized in compensation expense over the 3-year period during which it is earned, with a corresponding increase in contributed surplus.

(m)   Derivative financial and commodity instruments

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates, and commodity pricing. The Company does not hold or use any derivative instruments for speculative purposes. The Company documents all designated hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedging relationship is put in place and on an ongoing basis. Effective January 1, 2007, under hedge accounting, the Company follows the accounting policies described in Note 2 (iii).

Notes to Consolidated Financial Statements

2.                        Summary of Significant Accounting Policies (Cont’d)

(m)        Derivative financial and commodity instruments (cont’d)

The Company enters into foreign exchange forward contracts to hedge anticipated foreign denominated sales and related receivables, debt and equipment purchases. For those designated as cash flow hedges, foreign exchange gains and losses are recognized as an adjustment of revenues, financial expenses and cost of equipment, respectively, when the hedging transaction is recorded. For undesignated hedging relationships, gains or losses on the valuation of the derivative instruments at fair value are recognized in income as they arise and not concurrently with the transactions being hedged.

The Company has entered into foreign exchange forward contracts to hedge its net investments in foreign subsidiaries. Foreign exchange translation gains and losses were recorded as a translation adjustment in comprehensive income as well as any realized or unrealized gain or loss on related derivative instruments.

The Company enters into foreign exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. Foreign exchange gains and losses related to these assets and changes in the fair values of the derivative instruments are recorded in financial expenses.

The Company enters into interest rate swaps in order to manage its interest rate exposure on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as fair value hedges of the underlying debt interest cost. Interest expense on the debt is adjusted to include amounts payable or receivable under the interest rate swaps.

The Company also enters into commodity swaps to manage a portion of its natural gas price exposures. The Company designates a portion of its commodity swap agreements as hedges of its natural gas cost, under which the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating indexed natural gas price.

Prior to 2007 under hedge accounting, derivatives designated in qualified hedges were not recognized until the corresponding hedged transaction affected net income. Derivative instruments that were ineffective in a hedging relationship or that were not designated in a hedge were reported on a marked-to-market basis in the consolidated financial statements. Any changes in the fair values of these derivative instruments were recorded in income.

Realized and unrealized gains or losses associated with derivative instruments previously designated as hedges that have been terminated or have ceased to be effective prior to maturity are deferred as non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or has matured prior to the termination of the related derivative instrument, any realized or unrealized gains or losses on related derivative hedging instruments are recognized in income.

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

The initial net transition asset, prior service costs and amendments are amortized on a straight-line basis over the expected average remaining service lives of the active employees covered by the plans, which ranges from approximately 11 to 14 years. Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service life of active employees covered by the plans.

For the purpose of calculating the expected return on plan assets, those assets are valued at market-related value, based on a combination of rigorous historical performance analysis and the forward-looking views of the financial markets as revealed through the yield on long-term bonds and the price-to-earnings ratios of the major stock market indices.

Notes to Consolidated Financial Statements

2.                        Summary of Significant Accounting Policies (Cont’d)

(n)           Employee future benefits (cont’d)

(i)            Pension plans (cont’d)

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

The Company also participates in a number of multiemployer defined benefit pension plans covering approximately 3,100 employees. These multiemployer plans are accounted for following the standards on defined contribution plans as the Company has insufficient information to apply defined benefit plan accounting.

(ii)        Other postretirement benefits

The Company determines the cost of other postretirement benefits using the accrued benefit method. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service lives of active employees covered by the plans, which ranges from approximately 5 to 15 years.

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

(q)            Asset retirement obligations

Legal obligations associated with site restoration costs on the retirement of property are recognized in the period in which they are incurred. The obligations are initially measured at fair value and an equal amount is recorded as other long-term assets. Over time, the discounted asset retirement obligations accrete due to the increase in the fair value resulting from the passage of time. This accretion amount is charged to income. The initial costs are depreciated over the useful life of the related property or the remaining leasehold engagement when applicable.

(r)            Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

(s)            Future changes in accounting standards

In December 2006, the CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

In December 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Notes to Consolidated Financial Statements

2.                        Summary of Significant Accounting Policies (Cont’d)

(s)          Future changes in accounting standards (cont’d)

In March 2007, the CICA issued a new accounting standard, Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effect of this standard on its consolidated financial statements.

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures during the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effect of adopting this standard.

3.                        Impairment of Assets, Restructuring and Other Charges (Amended)

The following table details the charge for impairment of assets, restructuring and other charges and pension settlements and curtailments:

	Note	2007	2006	2005
Impairment of assets		$256.1	$33.0	$53.7
Restructuring and other charges		42.7	76.4	40.3
Pension settlements and curtailments	26	4.8	1.9	0.2
		$303.6	$111.3	$94.2

Discontinued operations related to Europe	29	96.0	45.1	70.9
		$207.6	$66.2	$23.3

(a)            Impairment of assets

During the first three quarters of 2007, impairment tests were triggered in North America, as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities and the Company recorded impairment charges of $71.7 million mainly on machinery and equipment. In Europe, the impairment test was triggered by the potential sale/merger of the European operations and the impairment charges totalling $84.1 million mainly on machinery and equipment was recorded.

In the fourth quarter of 2007, the Company completed its 2008 budget and impairment tests on specific components were triggered due to industry pressure namely continued price pressure and volume declines. As a result, the Company concluded that the carrying amount of certain long lived assets was not fully recoverable and non-cash asset impairment charges of $99.3 million in North America and $1.0 million in Latin America were recorded to write down the value of the long lived assets to the estimated fair value. The impairment charge is mainly related to machinery and equipment.

Notes to Consolidated Financial Statements

3.                        Impairment of Assets, Restructuring and Other Charges (Amended) (Cont’d)

(b)            Restructuring and other charges

The following table details the Company’s restructuring and other charges and the change in the reserve for restructuring and other charges included in trade payables and accrued liabilities:

	2007 Initiatives	2007 Prior Year Initiatives	Total	2006 Initiatives	2006 Prior Year Initiatives	Total	2005 Total
Expenses
Workforce reduction	$15.2	$6.9	$22.1	$50.7	$7.5	$58.2	$26.5
Leases and carrying costs for closed facilities	11.1	14.5	25.6	12.9	7.0	19.9	17.7
	26.3	21.4	47.7	63.6	14.5	78.1	44.2
Underspending
Workforce reduction	—	(4.8)	(4.8)	—	(1.3)	(1.3)	(2.9)
Leases and carrying costs for closed facilities	—	(0.2)	(0.2)	—	(0.4)	(0.4)	(1.0)
	—	(5.0)	(5.0)	—	(1.7)	(1.7)	(3.9)
Payments
Workforce reduction	(12.6)	(32.1)	(44.7)	(21.1)	(12.5)	(33.6)	(29.5)
Leases and carrying costs for closed facilities	(11.0)	(18.2)	(29.2)	(11.6)	(12.9)	(24.5)	(17.4)
	(23.6)	(50.3)	(73.9)	(32.7)	(25.4)	(58.1)	(46.9)
Net change	2.7	(33.9)	(31.2)	30.9	(12.6)	18.3	(6.6)
Foreign currency changes	—	1.3	1.3	0.2	1.4	1.6	(1.6)

Balance, beginning of year	—	46.9	46.9	—	27.0	27.0	35.2
Balance, end of year	$2.7	$14.3	$17.0	$31.1	$15.8	$46.9	$27.0

(i)            2007 restructuring initiatives

In 2007, restructuring initiatives related to the closure or downsizing of various facilities, mainly in the North American segment. The Company approved the closure of the Lincoln, NE facility (Magazine group); the closure of Phoenix, AZ facility (Retail group); the closure of the Vancouver, BC facility (Canada) and the closure of the Sao Paulo facility (Latin America). There were also various headcount reductions across the Company. The total expected cost amounted to $29.3 million of which $15.3 million was related to workforce reductions, and $14.0 million for leases and carrying costs for closed facilities ($24.1 million in North America, $4.5 million in Europe and $0.7 million in Latin America). The completion of these initiatives is expected by the end of 2008 for a total of $0.1 million in workforce reductions and $2.9 million in lease and carrying costs for closed facilities.

(ii)        Prior years restructuring initiatives

2006 restructuring initiatives

The 2006 restructuring initiatives were related to the closure or downsizing of various facilities, mainly in the North American and European segments. The Company approved the closure of a facility in Quebec; the closure of printing and binding facilities in Illinois, both in the Catalog group; the closure of the Kingsport, Tennessee facility in the Book group; the closure of Red Bank, Ohio and the Brookfied, Wisconsin facilities in the Magazine group; the closure of the Strasbourg, France facility and employee terminations at the Lille, France facility. There were also various headcount reductions across the Company. Management expects those initiatives to be completed by the end of 2008 and supplemental costs of $2.5 million to be incurred in 2008 for leases and closed facilities in North America and Europe.

2005 restructuring initiatives

The 2005 restructuring initiatives were related to the downsizing of operations in Helio Corbeil, France; the two phases of the downsizing operations in Corby, United Kingdom; the closure of a Canadian facility and other workforce reductions across the Company. No other charge is expected for these initiatives.

Notes to Consolidated Financial Statements

4.                        Financial Expenses (Amended)

	Note	2007	2006	2005
Interest on long-term debt, convertible notes and secured financing		$181.4	$151.6	$119.4
Prepayment premium on the early redemption of debts	16	53.1	—	—
Bank and other charges		11.6	6.0	3.1
Amortization of deferred financing fees		6.6	2.9	1.9
Net (gain) loss on foreign exchange and derivative financial instruments (a) (b)		(18.3)	(12.2)	2.2
Exchange loss from reductions of net investments in self-sustaining foreign operations		—	2.5	—
		234.4	150.8	126.6
Interest capitalized to the cost of equipment		(5.7)	(16.6)	(7.6)

		$228.7	$134.2	$119.0

Discontinued operations related to Europe	29	49.8	20.2	15.4
		$178.9	$114.0	$103.6

(a)          During the year ended December 31, 2007, the Company recorded a net loss of $76.0 million on derivative financial instruments for which hedge accounting was not used and embedded derivatives not closely related to their host contracts (a net loss of $32.6 million in 2006 and a net gain of $50.7 million in 2005).

(b)         The Company recorded a net gain of $4.4 million on fair value hedges terminated during the year ended December 31, 2007.

Notes to Consolidated Financial Statements

5.                        Income Taxes (Amended)

The domestic and foreign components of income (loss) from continuing operations, before income taxes, are as follows:

	Note	2007	2006	2005
Domestic		$(133.6)	$(48.3)	$29.7
Foreign	29	(1,942.3)	129.9	212.7
		$(2,075.9)	$81.6	$242.4

Total income tax was allocated as follows:

	Note	2007	2006	2005
Continuing operations		$(238.2)	$(38.0)	$63.1
Discontinued operations	29	$(12.0)	$1.4	$1.6
Shareholders’ equity:
Other comprehensive income		9.0	(1.3)	(0.9)
Dividends on preferred shares		2.6	3.0	4.0
		$(238.6)	$(34.9)	$67.8

Income tax expense (recovery) attributable to income consists of:

	Note	2007	2006	2005
Current:
Domestic		$1.4	$2.1	$23.4
Foreign		4.2	(40.9)	62.0
		5.6	(38.8)	85.4
Portion included in discontinued operations	6, 29	0.2	0.1	22.3
		5.4	(38.9)	63.1
Future:
Domestic		(25.1)	(25.3)	(5.1)
Foreign		(230.7)	27.5	(15.6)
		(255.8)	2.2	(20.7)
Portion included in discontinued operations	6, 29	(12.2)	1.3	(20.7)
		(243.6)	0.9	—

		$(238.2)	$(38.0)	$63.1

Notes to Consolidated Financial Statements

5.                        Income Taxes (Amended) (Cont’d)

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company in the determination of net income (loss) from continuing operations:

	2007	2006	2005

Domestic statutory tax rate	33.1%	33.1%	34.2%

Increase (reduction) resulting from:
Change in valuation allowance	(1.5)	10.5	1.2
Effect of foreign tax rate differences	7.5	(77.6)	(18.4)
Permanent differences	0.5	1.0	1.5
Changes in enacted and average tax rates on cumulative temporary differences	—	(2.4)	—
Large corporation tax, minimum tax and other taxes	—	0.7	0.4
Goodwill impairment	(29.2)	—	0.3
Other	1.1	(11.9)	6.8
Effective tax rate	11.5%	(46.6)%	26.0%

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	2007	2006

Future income tax assets:
Operating loss carryforwards	$464.0	$315.7
Tax credit carryforwards	14.7	19.0
Accounts receivable	17.8	4.3
Restructuring reserves	2.5	16.6
Goodwill and other assets	22.8	—
Pension, postretirement and workers compensation benefits	18.5	—
Non deductible provisions	50.9	53.6
Interest limitation	53.7	—
Other	10.5	6.6
	655.4	415.8

Future income tax liabilities:
Property, plant and equipment	(265.6)	(388.1)
Inventories	(24.1)	(27.9)
Goodwill and other assets	—	(68.2)
Pension, postretirement and workers compension benefits	—	(1.3)
Other	—	(1.5)
	(289.7)	(487.0)

Valuation allowance	(459.1)	(278.4)
Net future income tax liabilities	(93.4)	(349.6)
Current portion of:
Future income tax assets	28.6	40.6
Future income tax liabilities	(1.0)	(1.1)
Long term portion of:
Future income tax assets	11.2	—
Future income tax liabilities	(132.2)	(389.1)
Future income tax liabilities, net	$(93.4)	$(349.6)

Notes to Consolidated Financial Statements

5.                        Income Taxes (Amended) (Cont’d)

The 2007 and 2006 amounts above included a valuation allowance of $459.1 million and $278.4 million respectively, relating to loss carryforwards and other tax benefits available since their realization was not more likely than not. The increase in total valuation allowance for the year ended December 31, 2007 was mainly explained by $102.1 million allocated to income from operations. The net change in the total valuation allowance for the year ended December 31, 2006 was explained by $38.5 million allocated to income from operations, partly offset by a decrease of $28.3 million due to a reorganization of the corporate structure.

Any subsequent recognition of the tax benefits resulting from a reduction in the valuation allowance for future tax assets as of December 31, 2007 will be recorded as a reduction of income tax expense.

At December 31, 2007, the Company had net operating loss carryforwards for income tax purposes of $1,381.8 million, of which $1,122.2 million can be carried forward indefinitely, and $259.6 million expire between 2008 and 2027. An amount of $487.8 million, included in the net operating loss carryforwards, is subject to recapture should a reevaluation occur on the investment in Europe.

In the United States, the Company had State net operating loss and State tax credit carryforwards net of federal tax benefits of approximately $37.5 million and $14.4 million, respectively. These loss and tax credit carryforwards expire between 2008 and 2027. Limitations on the utilization of these tax assets may apply and the Company has accordingly recorded a valuation allowance in the amount of $40.2 million.

The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Future income taxes will be recognized when the Company expects that it will repatriate these undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time.

6.                        Discontinued Operations

In 2005, the Company completed the disposal of its North American non-core Commercial Printing Group and the operating results and associated gain or loss on disposal of assets related to these activities have been presented separately in the Company’s consolidated statement of income as discontinued operations. The following transactions relating to the non-core Group have been concluded in 2005:

The Company sold its interest in a subsidiary and the operating assets of some of its subsidiaries in Canada, for a total consideration of $52.0 million. The Company realized a loss amounting to $0.9 million ($5.2 million net of income tax). A reduction of $18.5 million relating to goodwill of the North American segment was recorded within discontinued operations. Following an adjustment to the selling price based on the November 2005 closing working capital, the Company paid $2.5 million in March 2006 and no gain or loss resulted from this adjustment.

The Company sold the operating assets of some units in the United States for a total consideration of $65.2 million comprised of $36.7 million of cash, $20.0 million of preferred units of Matlet Group, LLC and $8.5 million in a promissory note receivable, which was received in full in March 2006. The Company realized a gain amounting to $4.1 million (a loss of $6.8 million net of income tax). A reduction of $24.4 million relating to goodwill of the North American segment was recorded within discontinued operations. Following an adjustment of the selling price based on the November 2005 closing working capital, the Company paid $1.2 million and realized a loss of $1.6 million ($1.0 million net of income tax) in the first quarter of 2006.

Notes to Consolidated Financial Statements

7.                        Earnings (Loss) Per Share (Amended)

The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

	2007	2006	2005

Net income (loss) from continuing operations	$(1,837.4)	$118.8	$179.7

Net income allocated to holders of preferred shares	22.2	34.0	39.6

Income (loss) from continuing operations available to holders of equity shares	$(1,859.6)	$84.8	$140.1

(In millions)

Weighted-average number of equity shares outstanding	131.9	131.4	131.8

Income (Loss) per share:
Basic and diluted	$(14.10)	$0.65	$1.06

For the purpose of calculating diluted earnings (loss) per share, the effects of the convertible notes (redeemed in June 2007) and the effects of all stock options were excluded, since their inclusion was anti-dilutive for 2007, 2006 and 2005.

8.                        Business Disposals and Other

In 2007, the Company sold its investments in two facilities of its French operations for nominal cash consideration resulting in a net loss on disposal of $12.7 million (see Note 29).

During the year 2007, the Company recorded a net loss on other assets of $14.8 million.

No significant disposals occurred in 2006 and 2005.

9.                        Sales of Account Receivables

2007

In October 2007, the Company terminated its Canadian Securitization program. By December 31, 2007, the Company completed the amortization process set out in the agreement governing the Canadian securitization program as all accounts receivable generated in Canada were now governed by the North American program described below. In order to conclude the revised arrangement, CA$23.6 million ($24.3 million) of receivables which remained outstanding were repurchased under the North American program.

In October 2007, the Company amended its U.S. program (the North American program) to include accounts receivable generated by its Canadian operations. The North American Program limit was then $408.0 million ($459.0 million during certain periods of the year.)

As of December 31, 2007 the North American program does not meet certain criteria under accounting standards to achieve sale treatment, therefore, the amount outstanding of $428.0 million is presented as secured financing. The accounts receivable under the program serve to secure the financing. As at December 31, 2007, the accounts receivable pledged totalled $605.4 million. Since the program ceased to qualify as a sale of assets under accounting standards, fees payable under the program are thereafter recorded as interest expense in the consolidated statement of income. Subsequent to the year end and following the filing under creditor protection, the North American program was reimbursed in its entirety and, on January 23, 2008 the North American program was terminated.

In October 2007, the Company commenced the liquidation of its European Securitization Program. By December 31, 2007 any amounts outstanding under this program had been repurchased thus completing the amortization process set out in the agreement governing the European securitization program.

Notes to Consolidated Financial Statements

9.                        Sales of Account Receivables (Cont’d)

2007 (cont’d)

On November 22, 2007 the Company entered into a factoring program of its accounts receivable in France. Under this program (the Factoring program), the Company entered into agreements to sell up to EUR47.0 million ($69.2 million) of selected receivables with limited recourse. As at December 31, 2007 the Company has sold accounts receivable of EUR27.7 million ($40.7 million). The agreement can be terminated by either parties upon one month’s notice.

The Factoring program does not meet certain criteria under accounting standards to achieve sale treatment.  Accordingly, the funds received under this program are presented as secured financing for an aggregate amount of EUR23.4 million ($34.5 million). The related accounts receivable under the program serve to secure the financing. As at December 31, 2007 the accounts receivable pledged under the Factoring program totalled $40.7 million.

2006

In 2006, the U.S. securitization program (the “U.S. Program”) agreement limit was $408.0 million ($459.0 million during peak season). As at December 31, 2006, the amount outstanding under the U.S. Program was $374.0 million. Consistent with its U.S. securitization agreement, the Company sold all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

In 2006, the Company sold, with limited recourse, a portion of its Canadian accounts receivable on a revolving basis (the “Canadian Program”). The Canadian Program limit was CA$135.0 million. As at December 31, 2006 the amount outstanding under the Canadian Program was CA$89.0 million ($76.4 million).

In 2006, the European securitization program (the “European Program”) had allowed the Company to sell, with limited recourse, a portion of its accounts receivable from its Spanish and French facilities on a revolving basis. The European Program limit was EUR153.0 million. As at December 31, 2006, the amount outstanding under the European Program was EUR97.9 million ($129.1 million).

At December 31, 2006, an aggregate amount of $802.5 million of accounts receivable had been sold under the three programs, of which $223.0 million were kept by the Company as a retained interest, resulting in a net aggregate consideration of $579.5 million on the sale. The retained interest was recorded in the Company’s accounts receivable, and its fair value approximated its cost, given the short-term nature of the collection period of the accounts receivable sold. The rights of the Company on the retained interest were subordinated to the rights of the investors under the programs. There was no recourse under the programs on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Company.

The Company had retained the responsibility for servicing, administering and collecting accounts receivable sold. No servicing asset or liability had been recognized, since the fees the Company receives for servicing the receivables approximate the related costs.

Securitization fees and interest on secured financing varied based on commercial paper rates in Canada and the United States and on Euribor in Europe and, generally, have provided a lower effective funding cost than available under the Company’s bank facilities.

Proceeds from revolving sales between the securitization trusts and the Company in 2007 totalled $3.1 billion ($4.3 billion in 2006).

Notes to Consolidated Financial Statements

10.      Related Party Transactions

The Company entered into the following transactions, which were concluded and accounted for at the exchange amount with the parent company and its subsidiaries:

	2007	2006	2005
Companies under common control:
Revenues	$56.3	$66.3	$64.9
Selling, general and administrative expenses	25.0	13.6	17.6
Management fees billed by Quebecor Inc.	5.0	4.8	4.5

In October 2007, the Company sold its participation in Nurun Inc to Quebecor Media Inc, both companies under common control, for a cash consideration of CA$1.7 million ($1.7 million), resulting in a gain of CA$1.2 million ($1.2 million). The transaction was realized at fair value.

In October 2007, the Company sold a property to a company under common control, Quebecor Media Inc., for consideration of CA$62.5 million ($64.0 million). Simultaneously, the Company entered into a long-term lease of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$43.9 million ($44.9 million) on the date of the transactions and the Company assumed a net balance of sale, including interest, of CA$7.0 million ($7.2 million) receivable in 2013. The disposal of the property generated a gain of CA$4.0 million ($4.1 million) which was deferred and will be amortized over the lease term. In addition, the Company signed a ten year manufacturing agreement with Quebecor Media Inc for the printing of directories in Quebecor Media Inc. printing installations of Islington, Ontario and Mirabel, Quebec.

In June 2007, a real estate property was sold to a shareholder of the parent company at fair value of $1.3 million, established based on an independent estimate, resulting in a gain on disposal of $1.0 million which is included in selling, general and administrative expenses.

In 2006, the Company transferred the benefit of a deduction for Part VI.I tax to a company under common control for a consideration of CA$6.4 million ($5.5 million), recorded in receivables from related parties. This reduced the Company’s available future income tax assets by CA$7.6 million ($6.5 million), and decreased the contributed surplus by CA$1.2 million ($1.0 million). The transaction was recorded at the carrying amount. The 2006 transaction has been adjusted in 2007, resulting in an increase of CA$0.4 million ($0.4 million) recorded in contributed surplus.

In March 2005, the Company sold certain operating assets to Quebecor Media Inc., a company under common control, for a cash consideration of CA$3.3 million ($2.7 million). The transaction was recorded at the carrying amount and no gain or loss was recorded.

Notes to Consolidated Financial Statements

10.      Related Party Transactions (Cont’d)

In 2000, the Company entered into a strategic agreement with Nurun Inc. (“Nurun”). The agreement included a commitment from the Company to use the services of Nurun (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its parent company and subsidiaries, as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2007, the cumulative services rendered by Nurun under this agreement amounted to $26.2 million.

11.      Inventories

	2007	2006
Raw materials and supplies	$241.7	$234.0
Work in process	126.4	122.7
	$368.1	$356.7

Notes to Consolidated Financial Statements

12.                   Property, Plant and Equipment

	Cost	Accumulated depreciation	Net book value
December 31, 2007
Land	$80.1	$—	$80.1
Buildings and leasehold improvements	753.1	246.8	506.3
Machinery and equipment	4,219.6	2,843.7	1,375.9
Projects under development	46.7	—	46.7
	$5,099.5	$3,090.5	$2,009.0
December 31, 2006
Land	$88.2	$—	$88.2
Buildings and leasehold improvements	814.5	276.8	537.7
Machinery and equipment	3,873.1	2,477.7	1,395.4
Projects under development	266.1	—	266.1
	$5,041.9	$2,754.5	$2,287.4

As at December 31, 2007, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $94.0 million ($60.9 million as at December 31, 2006) and $29.4 million ($33.2 million as at December 31, 2006) respectively, for assets held under capital leases mainly for machinery and equipment. Depreciation of property, plant and equipment held under capital leases amounted to $1.0 million in 2007 ($3.4 million in 2006, and $5.6 million in 2005).

During 2007, the Company concluded a sale and leaseback transaction of machinery and equipment located at a facility in the United States. The transaction was considered to be a sale of assets with proceeds received of $14.5 million. The subsequent transaction consisted of a capital lease at a fair value of $12.2 million. The transaction generated a loss on disposal of $2.8 million and a deferred gain of $2.3 million which is being amortized over the 7-year terms of the lease.

In the last quarter of 2007, machinery and equipment with a fair value of $14.6 million were transferred from an operating to capital lease. The total obligations amounted to $14.6 million payable over the 7-year term of the lease. This transaction had no impact on the investing and financing section of the consolidated statements of cash flow. The transactions generated a loss on disposal of $2.9 million and a deferred gain of $3.9 million which will be amortized over the term of the lease.

During 2007, certain assets under operating lease were purchased for a cash consideration of $74.8 million. The amount recorded in machinery and equipment was reduced by a provision of $14.0 million since the fair value of the equipment was lower than the cash consideration paid.

In October 2007, the Company sold a property to a company under common control, as disclosed in Note 10.

In March 2007, the Company concluded an agreement for the sale and leaseback of land and buildings of facilities in North America. The transaction is considered to be a sale of assets with proceeds of $34.2 million. The subsequent transaction consisted of operating leases over the 15-year term of the lease. The disposal of these assets generated a gain of $13.6 million which was deferred and is being amortized over the term of the lease.

Notes to Consolidated Financial Statements

13.      Goodwill

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	Note	North America	Europe	Latin America	Total
Balance, December 31, 2004		$2,198.3	$445.4	$8.2	$2,651.9

Goodwill acquired		—	0.2	—	0.2
Business disposals	6	(42.9)	—	—	(42.9)
Goodwill impairment (a)		—	(243.0)	—	(243.0)
Foreign currency changes		1.3	(61.7)	(0.1)	(60.5)
Balance, December 31, 2005		$2,156.7	$140.9	$8.1	$2,305.7

Business disposals		(0.4)	(0.6)	—	(1.0)
Foreign currency changes		—	19.1	0.5	19.6
Balance, December 31, 2006		$2,156.3	$159.4	$8.6	$2,324.3

Goodwill acquired		3.9	—	0.5	4.4
Goodwill impairment (b) (c)		(1,823.2)	(166.0)	(9.7)	(1,998.9)
Foreign currency changes		5.3	6.6	0.6	12.5
Balance, December 31, 2007		$342.3	$—	$—	$342.3

(a)                      In 2005, the European reporting unit suffered from poor market conditions, namely continued price erosion and decreased volumes, as well as several production inefficiencies and the loss of an important client. As a result, the Company concluded that the carrying amount of goodwill for the European reporting unit was not fully recoverable and an impairment charge of $243.0 million was taken at December 31, 2005 (see Note 29).

(b)                     The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the potential sale/merger of the European operations, management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million at September 30, 2007 (See Note 29).

 (c)                   In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units.

Notes to Consolidated Financial Statements

14.      Restricted Cash

As at December 31, 2007, the Company’s wholly owned captive insurance company had pledged $54.9 million ($48.1 million as at December 31, 2006) of cash as collateral for standby letters of credit issued in favour of a third party insurer for future estimated claims relating to U.S. Workers’ Compensation. The standby letter of credit and the corresponding pledge agreement are renewable annually. The cash pledged against the letter of credit is intended for future use and is presented as restricted cash under long-term assets in the Company’s consolidated balance sheet.

The Company assessed the effects of the global asset-backed commercial paper liquidity crisis on its investments and concluded that as at December 31, 2007, it resulted in no material impact to the Company’s consolidated financial statements.

15.      Bank Indebtedness

The Company has access to various credit facilities of up to $82.2 million. These facilities available in Latin America and in Europe are denominated in multiple currencies and are cancellable upon notice from the lending institutions. At December 31, 2007, $73.2 million ($55.1 million in 2006) was drawn on these facilities. As at December 31, 2006, the drawing on these facilities was classified as long-term debt since the Company had the ability to refinance such debt on a long-term basis (Note 16 (a)). There are no restrictive covenants on these various credit facilities.

16.      Long-Term Debt

                                    The Company has prepared these financial statements on the assumption it continues as a going concern and has therefore classified debt as current or long-term in compliance with the terms of the contracts at December 31, 2007.

As discussed in Note 16(a) and based on the waivers described herein, the Company was in compliance with all significant debt covenants at December 31, 2007. Since the Company has not obtained the $125.0 million of new financing, as had been required under the terms of the revolving bank facility and North American securitization program waivers, the Company became in default under its revolving bank facility, its Equipment financing facility and its North American securitization program since January 16, 2008. Upon filing for credit protection on January 21, 2008, the Company became in default under substantially all of its other debt agreements and it will affect their subsequent accounting classification (Note 1).

	Note	Maturity	2007	2006
Revolving bank facility and other short-term lines (a)		2008	$643.1	$97.1
Senior Notes 4.875% and 6.125% (b)		2008, 2013	598.1	597.9
Senior Notes 8.42% and 8.52% (c)		2010, 2012	—	231.5
Senior Notes 9.75% (d)		2015	400.0	400.0
Equipment financing credit facility (e)		2015	168.5	101.3
Senior Notes 8.54% and 8.69% (c)		2015, 2020	—	85.0
Senior Notes 8.75% (f)		2016	450.0	450.0
Senior Debentures 6.50% (g)		2027	3.2	3.2
Capital leases (h)		2008-2016	62.5	24.9
Other debts (h)		2008-2022	29.8	23.8
			2,355.2	2,014.7
Change in fair value of debts for hedged interest rate risk			(1.9)	—
Adjustment related to embedded derivatives			9.4	—
Financing fees, net of amortization			(25.4)	—
			2,337.3	2,014.7
Less current maturities			1,023.7	30.7
			$1,313.6	$1,984.0

Notes to Consolidated Financial Statements

16.      Long-Term Debt (Cont’d)

(a)          As of December 31, 2007, the Company had obtained waivers from its Banking syndicate and the sponsors of its North American securitization program until March 30, 2008 from compliance with certain financial tests under the relevant agreements in respect of the quarter ended December 31, 2007, in particular, the maximum Debt-to-EBITDA ratio of 4.50:1.00. These waivers (which are mirrored in the Equipment financing credit facility - refer to (e)) were subject to a number of conditions including: the Company having to obtain on or before January 15, 2008, $125.0 million of new financing; to deliver on or before January 31, 2008, a “Refinancing Transaction”, being comprised of commitments or other arrangements satisfactory to the Company’s lenders which would have been used to reduce the Company’s current credit facility to $500.0 million by February 29, 2008 and further allow the repayment in full of the Company’s current credit facility on or before June 30, 2008. The Company was not able to put in place such refinancing transaction and on January 21, 2008, the Company was granted creditor protection under CCAA in Canada and under Chapter 11 in the United States (Note 1).

As at December 31, 2007 and prior to the default described above, the total amount available under the revolving bank facility was $750.0 million ($1.0 billion in 2006). The revolving bank facility bears interest at variable rates based on Bankers’ Acceptances, LIBOR or prime rates. At December 31, 2007, of the $643.1 million ($42.0 million in 2006) drawn on the facility, $22.7 million ($23.6 million in 2006) was denominated in Canadian dollars and bore interest at 8.5%. The US drawings were at rates ranging from 8.4% to 10.0%. The Company paid fees for the unused portion of $3.4 million in 2007 ($2.6 million in 2006). A portion of the revolving bank facility is secured by a lien on assets in an amount of $135.6 million as at December 31, 2007. The revolving bank facility has been classified as current maturities since its maturity is June 30, 2008. As at December 31, 2006, the long-term debt included $55.1 million that was drawn on various credit facilities that were available in Latin America, Europe and the United States (Note 15).

(b)         In November 2003, the Company issued, at a discount, unsecured Senior Notes for a principal amount of $600.0 million comprised of two tranches. The first tranche of $200.0 million matures on November 15, 2008 and the second tranche of $400.0 million matures on November 15, 2013. These Notes contain certain restrictive covenants, such as maintaining its properties in good condition and payment of taxes and claims. The first tranche of $200.0 million is classified as current maturities as its maturity is November 15, 2008.

(c)          On October 29, 2007, the Company repaid all of its outstanding Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) for a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on the Senior Notes to the redemption date plus the applicable prepayment premium amount of $53.1 million paid on the redemption date.

(d)         In December 2006, the Company issued unsecured Senior Notes for a principal amount of $400.0 million maturing on January 15, 2015. The Notes contain certain restrictive covenants, such as maintaining its properties in good condition and the payment of taxes and claims.

(e)          In January 2006, the Company concluded an agreement for the Canadian dollar equivalent of EUR136.2 million long-term committed equipment financing credit facility that could be drawn until October 2008. The facility is repayable in 17 semi-annual repayments of CA$10.3 million, the first occurring in July 2007 and the last scheduled to occur in July 2015. The facility bears interest at a variable rate. At December 31, 2007, the drawings under this facility amounted to CA$165.3 million ($168.5 million) (CA$118.0 million ($101.3 million) in 2006) and bear interest at 5.0%. This credit facility contains certain restrictive covenants, including the obligation to maintain certain financial ratios and is secured by a lien on assets in an amount of $34.4 million. As mentioned above, the Company had obtained from its Banking syndicate a waiver until March 30, 2008 from compliance with certain financial covenants under the relevant agreements. This temporary elimination also applies to the financial covenants under the equipment financing facility. As a result of the events discussed in Note 1, the equipment financing facility has been classified as current maturities since at December 31, 2007 it was likely that the Company would not meet the covenants within one year from the balance sheet date.

(f)            In March 2006, the Company issued unsecured Senior Notes for a principal amount of $450.0 million maturing in March 2016. The Notes contain certain restrictive covenants, such as maintaining its properties in good condition and the payment of taxes and claims.

(g)          The Senior Debentures due on August 1, 2027 were redeemable at the option of the holder at their par value on August 1, 2004. The Debentures contain certain restrictive covenants, such as maintaining its properties in good condition and the payment of taxes and claims.

Notes to Consolidated Financial Statements

16.      Long-Term Debt (Cont’d)

(h)              Other debts and capital leases are partially secured by assets with a carrying value of $88.1 million. At December 31, 2007, these debts and capital leases were bearing interest at rates ranging from 0.0% to 10.28%.

The Company has $23.5 million ($20.1 million in 2006) of interim financing for printing presses and related equipment located in facilities in the United States which were converted into capital leases in January 2008. During 2007, $17.0 million of the 2006 interim financing were converted into capital leases, generating a loss on disposal of $3.2 million and a deferred gain of $4.6 million which is being amortized over the 7-year term of the lease. The 2007 transactions had no impact on the investing and financing activities of the consolidated statements of cash flow.

At December 31, 2007, (prior to filing for creditor protection - Note 1) principal repayments on long-term debt were planned as follows:

2008	$1,016.6
2009	2.8
2010	2.8
2011	2.9
2012	3.2
2013 and thereafter	1,264.4

At December 31, 2007, (prior to filing for creditor protection - Note 1) minimum capital lease payments were planned as follows:

	Principal	Interest	Payment
2008	$7.1	$4.4	$11.5
2009	7.6	3.6	11.2
2010	8.0	3.1	11.1
2011	9.4	2.5	11.9
2012	8.9	2.0	10.9
2013 and thereafter	21.5	1.6	23.1

17.      Other Liabilities

	Note	2007	2006
Pension liability	26	$89.0	$79.9
Postretirement benefits	26	70.1	71.0
Workers’ compensation accrual		47.3	45.9
Derivative financial instruments		62.4	20.1
Asset retirement obligations		14.7	12.2
Reserve for environmental matters		8.1	11.2
Deferred gain on property, plant and equipment disposal	10,12	31.6	—
Other		40.2	43.2
		$363.4	$283.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.      Convertible Notes

	Maturity	2007	2006
Convertible senior subordinated notes 6.00%	2007	$—	$117.7

In 2007, the Company redeemed all of its outstanding 6.00% Convertible senior subordinated notes
(the “Convertible Notes”) for a redemption price of 100.6% of the outstanding principal amount of $119.5 million, plus accrued and unpaid interest at the redemption date. The additional amount paid on redemption of the Convertible Notes was a premium of $0.7 million recorded as financing expenses. A loss of $0.6 million relating to the debt component was recorded as financing expenses and a gain of $15.9 million relating to the equity component was transferred from contributed surplus to retained earnings, both due to the difference between the net book value and the fair value of the components at the time of redemption.

19.      Capital Stock

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

The Series 3 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of CA$1.5325 per share per annum, payable quarterly from December 1, 2007 to November 30, 2012, if declared. Thereafter, a new fixed cumulative preferential cash dividend will be set by the Company for another five-year period. On December 1, 2012, and at every 5th anniversary thereafter, these preferred shares may be converted into Series 2 Cumulative Redeemable First Preferred Shares under certain conditions.

The Series 4 Cumulative Redeemable First Preferred Shares were entitled to a fixed cumulative preferential cash dividend of CA$1.6875 per share per annum.

The Series 5 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of CA$1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, these preferred shares are redeemable at the option of the Company at CA$25.00, or with regulatory approval, the preferred shares may be converted into subordinate voting shares by the Company. On and after March 1, 2008, these preferred shares may be converted at the option of the holder into a number of the Company’s Subordinate Voting Shares determined by dividing CA$25.00 together with all accrued and unpaid dividends on such shares by the greater of (i) CA$2.00 and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange during a 20-day reference period, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Notes to Consolidated Financial Statements

19.      Capital Stock (Cont’d)

 (b)       Issued and outstanding

	December 31, 2007		December 31, 2006		December 31, 2005
(Thousands of shares)	Number	Amount	Number	Amount	Number	Amount
					(Revised, see below)	(Revised, see below)

Multiple Voting Shares	46,987	$93.5	46,987	$93.5	46,987	$93.5
Subordinate Voting Shares	85,585	1,151.4	84,722	1,146.4	83,981	1,138.5
Redeemable First Preferred Shares - Series 3 - Classified as Shareholders’ equity	12,000	212.5	12,000	212.5	12,000	212.5
Total Capital stock		$1,457.4		$1,452.4		$1,444.5

Redeemable First Preferred Shares - Series 4 - Classified as liability	—	$—	—	$—	8,000	$171.9
Redeemable First Preferred Shares - Series 5 - Classified as liability	7,000	178.5	7,000	150.2	7,000	150.5
Total Preferred Shares		$178.5		$150.2		$322.4

Notes to Consolidated Financial Statements

19.      Capital Stock (Cont’d)

(b)          Issued and outstanding (cont’d)

During 2007, 22,500 Subordinate Voting Shares were issued under the Company’s stock option plan (none in 2006 and 315,065 in 2005) and 840,853 Subordinate Voting Shares were issued under the Company’s employee stock purchase plans (741,057 in 2006 and 487,832 in 2005) for a total cash consideration of $5.0 million ($7.9 million in 2006 and $16.3 million in 2005). Pursuant to the acquisition of World Color Press in 1999, the Company issued 11,371 Subordinate Voting Shares in 2005.

In December 2007, the Company received notices in respect of 3,975,663 of 7,000,000 issued and outstanding Series 5 Cumulative Redeemable First Preferred Shares requesting conversion into the Company’s Subordinate Voting Shares on March 1, 2008. The Series 5 Cumulative Redeemable First Preferred Shares are convertible into that number of the Company’s Subordinate Voting Shares determined by dividing CA$25.00 together with all accrued and unpaid dividends on such shares by the greater of (i) CA$2.00 and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange during the period of twenty trading days ending on February 26, 2008 (Note 29). On December 1, 2007, the Company announced that none of its Series 3 Cumulative Redeemable First Preferred Shares were converted into Series 2 Cumulative Redeemable First Preferred Shares.

In November 2007, because it might not have satisfied the applicable capital adequacy test contained in the Canada Business Corporations Act, the Company announced that it was suspending dividend payments on its Series 3 and Series 5 Preferred Shares that were previously declared on November 7, 2007. As at December 31, 2007, the dividends declared but unpaid on its Series 3 Preferred Shares and Series 5 Preferred Shares amounted to CA$4.6 million ($4.7 million) and CA$3.0 million ($3.1 million), respectively. Following the suspension of its dividend payment, no dividends were declared and arrears of dividends on Series 3 and Series 5 Preferred Shares amounted to CA$1.5 million ($1.5 million) and CA$1.0 million ($1.0 million), respectively, which were recorded as a liability at December 31, 2007.

In June 2007, the Company reclassified the Series 5 and Series 4 Cumulative Redeemable First Preferred Shares in the amount of $312.0 million as at January 1, 2005 from Capital stock ($244.1 million) and Accumulated other comprehensive income ($67.9 million) to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook section 3861). Since then dividends on these shares are presented in the consolidated statement of income as dividends on preferred shares classified as liability, for an amount of $9.8 million in 2007.

(c)          Share repurchases

On April 18, 2006, the Company redeemed all of its cumulative redeemable 6.75% First Preferred Shares, Series 4 at a redemption price of CA$25.00 per share plus accrued dividends for a total consideration of $175.9 million.

In 2005, the Company repurchased for cancellation a total of 2,438,500 Subordinate Voting Shares following a Normal Course Issuer Bid Program for a net cash consideration of CA$58.2 million ($46.6 million). Of the total consideration, $3.8 million was charged to Accumulated other comprehensive income, $33.0 million to capital stock and the excess of the price paid over the book value of the shares repurchased amounting to CA$12.3 million ($9.8 million) was charged to retained earnings.

20.      Stock-Based Compensation Plans

(a)          Employee share purchase plans

The Employee Stock Purchase Plan gives eligible employees in the United States the opportunity to acquire shares of the Company’s capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees’ behalf, a further amount equal to 17.5% of the total amount invested by the employee. The number of shares that may be issued and sold under the plan is limited to 4,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The total number of plan shares issued for employees was 782,086 in 2007 (566,913 in 2006 and 333,646 in 2005), which represented compensation expense amounting to $0.6 million in 2007 ($0.8 million in 2006 and $1.0 million in 2005).

Notes to Consolidated Financial Statements

20.      Stock-Based Compensation Plans (Cont’d)

(a)          Employee share purchase plans (Cont’d)

The Employee Share Investment Plan gives eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company’s capital stock and to have the Company invest, on the employees’ behalf, a further amount equal to 20% of the amount invested by the employee. In April 2007, a change was made to the plan to purchase the shares on the market, instead of issuing shares from treasury.  The total number of shares issued for employees was 58,767 in 2007 (174,144 in 2006 and 154,186 in 2005), and 181,721 shares were purchased on the market, which represented compensation expense amounting to CA$0.3 million ($0.3 million) in 2007 (CA$0.4 million ($0.4 million) in 2006 and CA$0.6 million ($0.5 million) in 2005).

(b)          Stock option plan

Under the stock option plan, 9,182,234 Subordinate Voting Shares out of a total of 11,000,000 remained reserved for plan participants at December 31, 2007. Furthermore, 302,500 options were outstanding outside of the shares reserved under the Plan as Inducement Options. At December 31, 2007, a total of 6,942,451 options to purchase Subordinate Voting Shares were outstanding. The subscription price of the options was equal to the arithmetical average of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange for options priced in Canadian dollars, and on the New York Stock Exchange for options priced in U.S. dollars, for the five days immediately preceding the grant of the option.

For options granted since 2005, half of the options vest over four years and the other half vest upon attainment of specific performance targets based on earnings per share (“EPS”) and share price growth. The options may be exercised during a period not exceeding six years from the date they have been granted.

Options granted up to December 31, 2004, vest over four or five years.  Options may be exercised during a period not exceeding 10 years from the date they have been granted.

In 2004, the Board of Directors approved a special option grant of 1,000,000 Subordinate Voting Shares of the Company. The exercise price was equal to the share market price at the grant date and half of the options vested over time and the other half upon attainment of specific performance targets based on EPS and share price growth and vest over 4 years.

The weighted average fair value of options granted during the year was $4.02 ($2.58 in 2006 and $4.32 in 2005), and was estimated using binomial and trinomial option pricing models. The following weighted average assumptions were used:

	2007	2006	2005
Risk-free interest rate	4.78%	4.45%	3.59%
Dividend yield	—%	3.75%	2.93%
Expected volatility	32.71%	33.44%	33.67%
Expected life	4.25 years	4.25 years	4.25 years

During the year, a compensation expense of $3.5 million ($4.5 million in 2006 and $1.1 million in 2005) was recognized with a corresponding increase in contributed surplus.

Notes to Consolidated Financial Statements

20.      Stock-Based Compensation Plans (Cont’d)

(b)          Stock option plan (cont’d)

The number of stock options outstanding fluctuated as follows:

	2007		2006		2005
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance, beginning of year	7,772,300	$19.70	5,947,970	$23.45	4,542,045	$23.81
Granted	100,000	11.78	2,314,500	10.45	1,930,120	20.57
Exercised	(22,500)	10.62	—	—	(315,065)	20.52
Cancelled	(907,349)	12.91	(490,170)	21.12	(209,130)	22.24

Balance, end of year	6,942,451	$23.47	7,772,300	$19.70	5,947,970	$23.45

Options exercisable, end of year	3,984,005	$25.90	3,041,159	$24.67	2,709,003	$24.92

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life (in years)	price	exercisable	price

$ 9.98 - $ 14.99	1,655,000	4.53	$11.46	514,892	$10.93
$15.00 - $21.99	683,112	2.96	19.91	306,330	19.89
$22.00 - $31.99	3,512,190	4.06	26.48	2,070,634	26.13
$32.00 - $37.92	1,092,149	2.31	34.19	1,092,149	34.19
	6,942,451	3.79	$23.47	3,984,005	$25.90

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

As of December 31, 2007, the number of units outstanding under this plan was 554,718 (256,923 in 2006 and 215,447 in 2005), which represented a compensation expense (recovery) of $(1.3) million in 2007 and negligible amounts in 2006 and 2005. The weighted average grant date fair value for units granted during the year was $4.18 ($10.55 in 2006 and $17.91 in 2005).

Notes to Consolidated Financial Statements

20.      Stock-Based Compensation Plans (Cont’d)

d)           Deferred performance share unit plan

In January 2005, the Company put in place a new Deferred Performance Share Unit plan (“DPSU plan”). The DPSU plan is for the benefit of the Company’s senior management, and key managers. Under the DPSU plan, for a portion of these employees it is mandatory to defer, while others have the choice to defer, a portion of their annual bonus for a 3-year period, during which the amount will be indexed with the fair value of the Subordinate Voting Shares and with dividends. The Company also contributes, on the employees’ behalf, a further amount equal to 20% of the bonus originally deferred, which will be earned over the 3-year period. As of December 31, 2007, 8,121 units were outstanding under the initial DPSU plan, which represented a negligible compensation expense in 2007. The weighted average grant date fair value for units granted during the year 2006 was $11.23.

The application of the DPSU plan was suspended for the 2006 financial year, given that a special compensation arrangement was implemented for the year 2006. Under the special compensation arrangement, a portion of the annual bonus of eligible employees will be paid in cash and determined based upon the achievement of earnings before interest and taxes targets, and the other portion will be provided in the form of shares at the end of a 3-year period, as long as these eligible employees remain employed by the Company. As of December 31, 2007, 316,513 units were outstanding under the special DPSU plan, which represented a negligible compensation expense in 2007. The weighted average grant date fair value for units granted during the year was $11.12.

The application of the DPSU plan was also suspended for the year 2007, and no stock based compensation has replaced the DPSU plan for that period.

21.      Accumulated Other Comprehensive Income

The following table presents changes in the carrying amount of accumulated other comprehensive income:

	Note	Translation adjustment	Cash flow hedges	Total
		(Revised, Note 19)

Balance, December 31, 2004		$(31.3)	$—	$(31.3)
Other comprehensive income (loss), net of income taxes		(71.3)	—	(71.3)
Balance, December 31, 2005		$(102.6)	$—	$(102.6)
Other comprehensive income, net of income taxes		20.0	—	20.0
Balance, December 31, 2006		$(82.6)	$—	$(82.6)
Change in accounting policy - Financial Instruments, net of income taxes	2	—	(7.0)	(7.0)
Other comprehensive income (loss), net of income taxes		(104.8)	15.2	(89.6)
Balance, December 31, 2007		$(187.4)	$8.2	$(179.2)

Over the next twelve months, the Company expects an estimated $1.7 million (net of income tax of $1.3 million) in net losses in other comprehensive income as at December 31, 2007 to be reclassified to net income. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for anticipated transactions is 33 months.

Following the filing of creditor protection under the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were subsequently terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

Notes to Consolidated Financial Statements

22.         Income Taxes Components of Other Comprehensive Income

The following table presents the income taxes on components of Other Comprehensive Income:

	2007	2006

Unrealized (loss) gain on foreign currency translation adjustment	$(1.8)	$1.3
Unrealized net gain on derivative financial instruments related to cash flow hedges	(3.7)	—
Reclassification of realized net loss on derivative financial instruments to the statement of income	(3.5)	—
	$(9.0)	$1.3

23.          Financial Instruments and Concentrations of Credit Risk

(a)          Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable, receivables (payables) from related parties, restricted cash, bank indebtedness, trade payables and accrued liabilities and short-term secured financing approximate their fair values because of the short-term nature of these items.

The following table summarizes the book value and fair value at December 31, 2007 and 2006 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would otherwise receive or pay if the instruments were closed out at these dates.

	2007		2006
	Book Value	Fair Value	Book Value	Fair Value

Financial liabilities
Long-term debt (1)	$(2,355.2)	$(2,018.7)	$(2,014.7)	$(1,957.2)
Convertible notes	—	—	(117.7)	(119.1)
Preferred shares	(178.5)	(112.4)	(150.2)	(145.7)

Derivative financial instruments
Interest rate swap agreements	(2.7)	(2.7)	—	(7.5)
Foreign exchange forward contracts	(48.8)	(48.8)	(12.7)	(15.5)
Commodity swaps	(6.2)	(6.2)	(1.4)	(13.7)

(1) including current portion

Notes to Consolidated Financial Statements

23.          Financial Instruments and Concentrations of Credit Risk (Cont’d)

(b)          Foreign exchange risk management

The Company entered into foreign exchange forward contracts to hedge the settlement of foreign denominated sales and related receivables, equipment purchases, debt, and other assets.

The notional amounts of outstanding contracts at year-end, presented by currency, are included in the table below:

Currencies (sold / bought)	2007
	Notional amounts (1)	Average rate (2)

$ / CA
Less than 1 year	$12.6	0.8880
Between 1 and 3 years	31.8	0.9017

CA / $
Between 1 and 3 years	265.0	1.1412
Over 3 years	100.0	1.1280

EUR / $
Less than 1 year	44.1	0.7023

GBP / EUR
Less than 1 year	7.6	0.6987

Other
Less than 1 year	62.9	—
	$524.0	—

(1)           Transactions in foreign currencies are translated using the closing exchange rate as at December 31, 2007.

(2)           Rates were expressed as the number of units of the currency sold for the currency bought.

(c)          Interest rate risk management

The Company entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts.

The amounts of outstanding contracts at December 31, 2007 are included in the table below:

Maturity	Notional amount	Pay / Receive	Fixed Rate	Floating Rate

November 2008	$200.0	Company pays floating/ receives fixed	4.875%	Libor 3 months/ plus 1.53%-1 .58%

Notes to Consolidated Financial Statements

23.          Financial Instruments and Concentrations of Credit Risk (Cont’d)

(d) Commodity risk

The Company entered into commodity swap agreements to manage a portion of its North American natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the notional amounts.

The amounts of outstanding contracts at year-end are included in the table below:

Countries / Unit	2007
	Notional quantity	Average price (1)

Canada / millions of Gigajoules
Less than 1 year	0.8	$8.09
Between 1 and 3 years	0.5	$8.23

US / millions of MMBTU
Less than 1 year	4.0	$8.85
Between 1 and 3 years	2.8	$8.72

(1) Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31.

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

The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2007, no customer balance represents a significant portion of the Company’s consolidated accounts receivable. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts usually include price adjustment clauses based on the cost of paper and ink. The Company does not believe that it is exposed to an unusual level of customer credit risk.

24.          Supplementary Cash Flow Information

Cash and cash equivalents consist of:

	2007	2006	2005
Cash	$49.2	$13.2	$11.7
Cash equivalents	11.9	4.6	6.6
	$61.1	$17.8	$18.3

	2007	2006	2005
Interest payments	$127.6	$140.0	$112.9
Dividends paid on preferred shares classified as liability	5.7	—	—
Income tax paid (net of refund)	(9.4)	32.0	39.3

Notes to Consolidated Financial Statements

25.          Commitments, Contingencies and Guarantees

(a)          Leases

The Company rents premises and machinery and equipment under operating leases, which expire at various dates up to 2022 and for which minimum lease payments total $339.2 million.

Annual minimum payments under these leases are as follows:

2008	$95.9
2009	60.7
2010	40.8
2011	27.0
2012	23.6
2013 and thereafter	91.2

Rental expenses for operating leases were $89.1 million, $71.4 million and $84.5 million for the years 2007, 2006 and 2005 respectively.

(b)          Machinery and equipment

As at December 31, 2007, the Company had commitments to purchase 2 new presses for its North American and European segments for a total amount of $18.1 million, of which $10.5 million was already disbursed and the remaining amount of $7.6 million is due to be paid in 2008. The Company also concluded agreements related to other equipment expenditures for its European and North American segments. Future payments related to these commitments will amount to approximately $27.1 million in 2008 and $2.0 million in 2009.

(c)          Environment

The Company is subject to various laws, regulations and government policies principally in North America, Europe and Latin America, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company’s competitive or consolidated financial position.

(d)          Guarantees

Significant guarantees the Company has provided to third parties include the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates in 2008 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guarantee, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $13.2 million. As at December 31, 2007 the Company has recorded a liability of $4.8 million associated with these guarantees.

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

Notes to Consolidated Financial Statements

25.          Commitments, Contingencies and Guarantees (Cont’d)

(d)          Guarantees (cont’d)

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at December 31, 2007. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

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

Irrevocable standby letters of credit

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of December 31, 2007, the guarantee instruments amounted to $69.7 million. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The guarantee instruments mature at various dates in fiscal 2008.

Notes to Consolidated Financial Statements

26.          Pension and Other Postretirement Benefits (Amended)

The Company maintains defined benefit and contribution pension plans for its employees. The effective dates of the most recent actuarial valuations for funding purposes were between April 2005 and December 2007, and the date of the next required actuarial valuation ranges between January 2008 and December 2009.

The Company provides postretirement benefits to eligible employees. The costs of these benefits are accounted for during the employees’ active service period.

The following tables are based on a September 30th measurement date. The tables provide a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2007 and December 31, 2006, and a statement of the funded status as at December 31, 2007 and 2006:

	Pension Benefits 2007			Pension Benefits 2006
	North America	Europe	Total	North America	Europe	Total
Changes in benefit obligations
Benefit obligation, beginning of year	$920.3	$121.6	$1,041.9	$1,014.2	$97.7	$1,111.9
Service cost	10.7	1.9	12.6	32.6	1.6	34.2
Interest cost	50.7	6.3	57.0	53.6	5.1	58.7
Plan participants’ contributions	3.0	1.4	4.4	3.6	1.4	5.0
Plan amendements	—	(3.4)	(3.4)	3.0	—	3.0
Curtailment gain	(5.7)	—	(5.7)	(61.9)	(2.7)	(64.6)
Settlement gain	(1.5)	(2.3)	(3.8)	—	—	—
Actuarial gain	(41.2)	(10.1)	(51.3)	(37.3)	7.5	(29.8)
Benefits paid	(101.7)	(4.2)	(105.9)	(87.1)	(2.9)	(90.0)
Foreign currency changes	50.0	3.5	53.5	(0.4)	13.9	13.5
Benefit obligation, end of year	$884.6	$114.7	$999.3	$920.3	$121.6	$1,041.9
Changes in plan assets
Fair value of plan assets, beginning of year	$655.4	$65.3	$720.7	$615.8	$51.2	$667.0
Actual return on plan assets	70.3	5.5	75.8	38.9	4.7	43.6
Employer contributions	56.9	5.1	62.0	84.6	3.3	87.9
Plan participants’ contributions	3.0	1.4	4.4	3.6	1.4	5.0
Benefits paid	(101.7)	(4.2)	(105.9)	(87.1)	(2.9)	(90.0)
Settlement loss	(1.5)	—	(1.5)	—	—	—
Foreign currency changes	38.9	0.9	39.8	(0.4)	7.6	7.2
Fair value of plan assets, end of year	$721.3	$74.0	$795.3	$655.4	$65.3	$720.7
Reconciliation of funded status
Funded status	$(163.3)	$(40.7)	$(204.0)	$(264.9)	$(56.3)	$(321.2)
Unrecognized net transition asset	0.2	(2.5)	(2.3)	(0.3)	(2.8)	(3.1)
Unrecognized past service cost (benefit)	17.1	(3.5)	13.6	16.2	—	16.2
Unrecognized actuarial loss	189.1	27.6	216.7	272.1	40.3	312.4
Adjustment for fourth quarter contributions	9.8	—	9.8	5.4	—	5.4
Net amount recognized	$52.9	$(19.1)	$33.8	$28.5	$(18.8)	$9.7

Notes to Consolidated Financial Statements

26.          Pension and Other Postretirement Benefits (Amended) (Cont’d)

	Postretirement Benefits
	2007	2006

Changes in benefit obligations
Benefit obligation, beginning of year	$64.8	$69.4
Service cost	1.2	1.3
Interest cost	3.3	3.7
Plan participants’ contributions	1.4	2.1
Actuarial gain	(4.0)	(5.2)
Benefits paid	(6.4)	(6.5)
Foreign currency changes	2.0	—

Benefit obligation, end of year	$62.3	$64.8

Changes in plan assets
Fair value of plan assets, beginning of year	$—	$—
Employer contributions	5.0	4.4
Plan participants’ contributions	1.4	2.1
Benefits paid	(6.4)	(6.5)

Fair value of plan assets, end of year	$—	$—

Reconciliation of funded status
Funded status	$(62.3)	$(64.8)
Unrecognized past service cost (benefit)	(12.1)	(14.1)
Unrecognized actuarial loss	3.0	6.9
Adjustment for fourth quarter contributions	1.3	1.0

Net amount recognized	$(70.1)	$(71.0)

Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits 2007			Pension Benefits 2006
	North America	Europe	Total	North America	Europe	Total

Benefit obligation	$(840.2)	$(114.7)	$(954.9)	$(920.3)	$(121.6)	$(1,041.9)
Fair value of plan assets	672.2	74.0	746.2	655.4	65.3	720.7

Funded status - plan deficit	$(168.0)	$(40.7)	$(208.7)	$(264.9)	$(56.3)	$(321.2)

	Postretirement Benefits
	2007	2006

Benefit obligation	$(62.3)	$(64.8)
Fair value of plan assets	—	—

Funded status - plan deficit	$(62.3)	$(64.8)

Notes to Consolidated Financial Statements

26.          Pension and Other Postretirement Benefits (Amended) (Cont’d)

The following tables provide the amounts recognized in the consolidated balance sheets:

		Pension Benefits 2007			Pension Benefits 2006
	Note	North America	Europe	Total	North America	Europe	Total

Accrued benefit liability	17	$(67.4)	$(21.6)	$(89.0)	$(58.1)	$(21.8)	$(79.9)
Accrued benefit asset (1)		120.3	2.5	122.8	86.6	3.0	89.6

Net amount recognized		$52.9	$(19.1)	$33.8	$28.5	$(18.8)	$9.7

(1)          Included in other assets.

		Postretirement Benefits
	Note	2007	2006

Accrued benefit liability	17	$(70.1)	$(71.0)

Net amount recognized		$(70.1)	$(71.0)

The plan assets held in trust at the measurement date and their weighted average allocations were as follows:

Asset category	2007	2006

Equity securities	64%	65%
Debt securities	33	33
Others	3	2

In 2007, at the measurement date, the plan assets included equity securities of the Company and related parties for a total amount of $0.4 million.

Notes to Consolidated Financial Statements

26.          Pension and Other Postretirement Benefits (Amended) (Cont’d)

The following tables provide the components of net periodic benefit cost:

	Pension Benefits 2007			Pension Benefits 2006			Pension Benefits 2005
	North America	Europe	Total	North America	Europe	Total	North America	Europe	Total

Defined benefit plans
Service cost	$10.7	$1.9	$12.6	$32.6	$1.6	$34.2	$31.5	$3.7	$35.2
Interest cost	50.7	6.3	57.0	53.6	5.1	58.7	54.7	5.2	59.9
Actual return on plan assets	(70.3)	(5.5)	(75.8)	(38.9)	(4.7)	(43.6)	(57.4)	(7.4)	(64.8)
Actuarial (gain) loss	(47.7)	(10.1)	(57.8)	(33.9)	7.5	(26.4)	70.3	6.6	76.9
Plan amendments	—	(3.4)	(3.4)	3.0	—	3.0	—	—	—
Curtailment (gain) loss	(0.1)	—	(0.1)	0.1	(2.8)	(2.7)	3.7	—	3.7
Settlement loss	12.9	(2.4)	10.5	3.3	—	3.3	3.4	—	3.4
Benefit cost before adjustments to recognize the long-term nature of the plans	(43.8)	(13.2)	(57.0)	19.8	6.7	26.5	106.2	8.1	114.3
Difference between expected return and actual return on plan assets	20.9	1.3	22.2	(8.2)	1.0	(7.2)	10.6	3.5	14.1
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	60.2	12.3	72.5	51.1	(6.2)	44.9	(57.1)	(5.1)	(62.2)
Difference between amortization of past service cost (benefit) for the year and actual plan amendments for the year	1.6	3.4	5.0	(1.9)	—	(1.9)	1.4	(0.7)	0.7
Amortization of transitional asset	(0.5)	(0.3)	(0.8)	(0.5)	(0.4)	(0.9)	(0.5)	(0.3)	(0.8)
Net periodic cost	38.4	3.5	41.9	60.3	1.1	61.4	60.6	5.5	66.1
Defined contribution plans	28.9	—	28.9	17.6	—	17.6	11.4	—	11.4
Total periodic benefit cost	$67.3	$3.5	$70.8	$77.9	$1.1	$79.0	$72.0	$5.5	77.5

Notes to Consolidated Financial Statements

26.          Pension and Other Postretirement Benefits (Amended) (Cont’d)

	Postretirement Benefits
	2007	2006	2005

Defined benefit plans
Service cost	$1.2	$1.3	$1.1
Interest cost	3.3	3.7	3.9
Actuarial (gain) loss	(4.0)	(5.2)	8.8
Plan amendments	—	—	(3.5)
Curtailment (gain) loss	—	—	(0.3)
Benefit cost before adjustments to recognize the long-term nature of the plans	0.5	(0.2)	10.0
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	4.2	6.1	(8.1)
Difference between amortization of past service cost (benefit) for the year and actual plan amendments for the year	(2.1)	(2.0)	1.6

Total periodic benefit cost	$2.6	$3.9	$3.5

In 2006, the Company modified its defined benefit plans for certain employees in Canada and in the United States, and created a defined contribution Group Registered Retirement Savings Plan (“Group RRSP”) for employees in Canada. As of October 1, 2006, affected employees in Canada had the choice to adhere to the Group RRSP, or to continue to participate in the modified plan, while future employees automatically adhered to the new Group RRSP. As a result, a $3.8 million curtailment charge was recorded in 2006. For employees in the United States, one of the defined benefit plans was frozen on October 1, 2006, and an improved defined contribution plan has been offered to employees. As a result, a $5.5 million curtailment gain was recorded in 2006.

The 2007 pension benefit costs included a settlement loss of $4.8 million (settlement loss of $1.9 million in 2006 and settlements and curtailments due to downsizing of $0.2 million in 2005), as described in Note 3, a settlement loss of $8.0 million for lump sum payments, offset by a settlement gain of $2.3 million for plant closures.

The defined contribution pension plan benefit cost included contributions to multiemployer plans of $6.6 million for the year ended December 31, 2007 ($7.1 million in 2006 and $6.8 million in 2005), and a charge of $1.0 million for multiemployer plans due to a plant closure in 2006. No charge for multiemployer plans due to plant closures was recorded in 2007.

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $100.3 million for the year ended December 31, 2007 ($110.3 million in 2006 and $72.7 million in 2005).

Notes to Consolidated Financial Statements

26.          Pension and Other Postretirement Benefits (Amended) (Cont’d)

The required quarterly minimum funding contributions for the fourth quarter of 2007, in the amount of approximately $10.0 million, were due on January 15, 2008. For cash management reasons, the required amount of approximately $5.1 million was paid on January 15, 2008 and the remaining amount was to be paid on February 15, 2008. However, the remaining amount was not approved by the Monitor (Note 1) and was therefore not paid on that date. A motion authorizing the payment of approximately $4.9 million was submitted to the Court on March 20, 2008 and subsequently paid. The financial impact on the late payment is interest penalties of approximately $0.1 million.

The weighted average assumptions used in the measurement of the Company’s benefit obligation and cost are as follows:

	Pension Benefits			Postretirement Benefits
	2007	2006	2005	2007	2006	2005

Accrued benefit obligation as of December 31:
Discount rate	6.0%	5.6%	5.4%	6.2%	5.8%	5.6%
Rate of compensation increase	3.4%	3.4%	3.4%	—	—	—

Benefit costs for years ended December 31:
Discount rate	5.6%	5.4%	6.0%	5.8%	5.6%	6.1%
Expected return on plan assets	7.5%	7.6%	7.6%	—	—	—
Rate of compensation increase	3.4%	3.4%	3.4%	—	—	—

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% at the end of 2007 (8.5% at the end of 2006 and 8.2% at the end of 2005) and is expected to decrease gradually to 5.0% by 2011 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease

Effect on service and interest costs	$0.4	$(0.4)
Effect on benefit obligation	4.8	(4.1)

27.          Segmented Information (Amended)

The Company operates in the printing industry. During the second quarter of 2008, management modified the Company’s reportable segments to reflect the sale of the European operations (see Note 29). The revised reporting structure includes two segments, North America and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”).

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements and intersegment sales are made at fair value. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among the segments. Revenues by geographic area are based on where the selling organization is located.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.          Segmented Information (Amended) (Cont’d)

The following is a summary of the segmented information for the Company’s continuing operations:

	North America (1)	Latin America	Other	Inter- Segment	Total

Revenues
2007	$4,373.7	$284.8	$0.5	$(4.5)	$4,654.5
2006	4,821.7	239.3	0.7	(0.8)	5,060.9
2005	4,881.1	241.7	0.5	(2.9)	5,120.4
Depreciation and amortization
2007	237.1	12.7	0.3	—	250.1
2006	242.8	10.8	0.6	—	254.2
2005	235.8	10.5	1.0	—	247.3
Impairment of assets
2007	171.0	1.0	—	—	172.0
2006	30.5	0.5	—	—	31.0
2005	8.9	0.3	—	—	9.2
Restructuring and other charges
2007	34.7	0.9	—	—	35.6
2006	34.5	0.7	—	—	35.2
2005	13.7	0.4	—	—	14.1
Goodwill impairment charge
2007	1,823.2	9.7	—	—	1,832.9
2006	—	—	—	—	—
2005	—	—	—	—	—
Adjusted EBIT
2007	164.9	13.2	(24.8)	—	153.3
2006	257.8	10.0	(6.0)	—	261.8
2005	353.5	13.0	2.8	—	369.3
Operating income (loss)
2007	(1,864.0)	1.6	(24.8)	—	(1,887.2)
2006	192.8	8.8	(6.0)	—	195.6
2005	330.9	12.3	2.8	—	346.0

(1) Includes Revenues amounting to $857.2 million ($893.3 million in 2006 and $912.2 million in 2005)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.          Segmented Information (Amended) (Cont’d)

The following is a summary of the segmented information for the Company:

	North America	Europe	Latin America	Other	Inter- Segment	Total

Additions to property, plant and equipment(1)
2007	251.5	64.6	3.5	1.4	—	321.0
2006	207.9	75.5	29.1	1.3	—	313.8
2005	286.4	103.3	4.1	0.2	—	394.0
Property, plant and equipment(1) (2)
2007	1,413.8	475.5	111.7	8.0	—	2,009.0
2006	1,625.3	544.7	111.5	5.9	—	2,287.4
Goodwill(1)
2007	342.3	—	—	—	—	342.3
2006	2,156.3	159.4	8.6	—	—	2,324.3
Total assets(1)
2007	2,885.2	891.5	290.5	95.8	—	4,163.0
2006	4,551.9	910.6	263.5	97.4	—	5,823.4

(1)          Including both continued and discontinued operations.

(2)          Property, plant and equipment amounting to $173.2 million ($233.2 million in 2006) for Canada.

The Company carries out international commercial printing operations, and offers to its customers a broad range of print and related communication services, such as retail inserts, magazines, catalogs, books, directories, logistics, direct mail, pre-media and other value-added services.

Revenues by print service are as follows:

	Note	2007		2006		2005

Retail inserts		$1,632.7	28.7%	$1,730.6	28.5%	$1,717.5	27.3%

Magazine		1,479.2	26.0	1,581.2	26.0	1,671.2	26.6

Catalogs		926.6	16.3	1,012.9	16.6	1,027.6	16.4

Books		560.7	9.9	628.3	10.3	691.4	11.0

Directories		390.4	6.8	390.8	6.4	390.6	6.2

Logistics		266.2	4.7	263.0	4.3	248.5	4.0

Direct mail		205.1	3.6	222.4	3.7	206.8	3.3

Pre-media and other value-added services		227.3	4.0	257.1	4.2	329.7	5.2

		$5,688.2	100.0%	$6,086.3	100.0%	$6,283.3	100.0%

Discontinued operations related to Europe	29	1,033.7		1,025.4		1,162.9

		$4,654.5		$5,060.9		$5,120.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.                               Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a)          Reconciliation of net income (loss) and earnings (loss) per share

The application of GAAP in the United States would have the following effects on net income (loss) as reported:

	2007	2006	2005

Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$(2,200.4)	$28.3	$(162.6)

Adjustments:
Convertible senior subordinated notes (a) (i)	2.9	2.2	3.5
Hedge accounting (a) (ii)	6.2	(5.1)	(15.5)
Reduction of a net investment in a foreign operation (a) (iii)	—	2.5	—
Sale leaseback of property (a) (v)	(1.4)	—	—
Dividends on preferred shares classified as liabilities (b) (iii)	9.8	—	—
Income taxes (a) (vi)	(41.5)	1.9	5.1

Net income (loss), as adjusted per GAAP in the United States	$(2,224.4)	$29.8	$(169.5)

Net income allocated to holders of preferred shares	32.6	34.0	39.6

Net income (loss) per GAAP in the United States available to holders of equity shares	$(2,257.0)	$(4.2)	$(209.1)

Weighted average number of equity shares outstanding (in millions):
Basic and diluted	131.9	131.4	131.8

Earnings (loss) per share as adjusted per GAAP in the United States:
Basic and diluted	$(17.11)	$(0.03)	$(1.59)

(i)            Convertible senior subordinated notes

Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders’ equity as contributed surplus. The difference between the carrying amount of the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain (loss) on repurchase is recorded through income in the period of extinguishment. In June 2007, the Company redeemed all of its outstanding senior notes. As a result the convertible feature portion which was previously reported as contributed surplus is reported to retained earnings for GAAP in Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.                   Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States (Cont’d)

(a)          Reconciliation of net income (loss) and earnings (loss) per share (cont’d)

(ii)                  Accounting for derivative instruments and hedging activities

Under GAAP in United States, Statement of Financial Accounting Standards No.133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (“SFAS 133”) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges by the Company, such as certain interest rate swaps and forward exchange contracts, changes in the fair values of these derivative instruments are substantially offset in the statement of income by changes in the fair values of the hedged items.

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

Under GAAP in Canada prior to January 1, 2007, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, the standards for hedge accounting under Canadian GAAP have been harmonized to those prescribed by SFAS 133 and the differences recognized in prior periods have been eliminated.

Certain embedded derivatives, such as early prepayment options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and are required to be recorded separately at their fair values with changes recognized to earnings, for GAAP in Canada. Under GAAP in the United States, these embedded derivatives are considered to be clearly and closely related to the underlying debt and changes to their fair values are not recorded to earnings.

(iii)              Reduction of a net investment in a foreign operation

Under GAAP in Canada, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under GAAP in the United States, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation, a sale or partial sale of a net investment in a foreign operation.

(iv)                 Stock-based compensation

Effective January 1, 2003, the Company began accounting for its stock-based compensation expense using the fair value based method by adopting the requirements of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments” under GAAP in Canada and the Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” under GAAP in the United States. As a result, there is no difference in stock-based compensation accounting since January 1, 2003, except for the accounting of stock options granted prior to 2003 or stock-based compensation accounting rules applied prior to fiscal year 2003. Furthermore, the adoption by the Company of the new SFAS No. 123 (revised) on January 1, 2006 did not result in any additional difference between GAAP in Canada and in the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.                               Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States (Cont’d)

(a)          Reconciliation of net income (loss) and earnings (loss) per share (cont’d)

(v)           Sale leaseback transactions

For Canadian GAAP purposes, the Company uses the sale-leaseback method of accounting for sales and leaseback transactions that transfer substantially all the risks and rewards of ownership to the buyer-lessor, whereby a sale is recorded, the asset is removed from the balance sheet, and the leaseback is accounted for as an operating or a capital lease when certain criteria are met. Any gain on sale is generally deferred and amortized over the lease term.  Profit is recognized to the extent that the gain exceeds the net present value of the minimum lease payments.  A loss on the sale is recognized immediately if the sale and leaseback transaction is established above fair value and the excess of the sales price over fair value should be deferred and amortized over the lease term.

Under GAAP in the United States, if the criteria for sale and leaseback accounting are met, any profit or loss on a sale consummated at fair value is generally deferred and amortized in proportion to the amortization of the leased asset for a capital lease and in proportion to the related gross rental charges for an operating lease. In evaluating whether the criteria for sale and leaseback accounting are met under US GAAP, any form of continuing involvement with the property, other than a normal leaseback, precludes the recognition of a sale and results in accounting for the transaction as a financing and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met.

As a result of these differences, gain that was deferred under Canadian GAAP at the date of a sale and leaseback transaction completed during 2007 with a company under common control was reversed under US GAAP. The difference in net income is comprised of the amortization related to reinstated property and imputed interest calculated on the borrowing recorded under US GAAP as compared to lease payments recognized under Canadian GAAP.

(vi)       Income taxes

This adjustment represents the tax impact of United States GAAP differences.

(b)          Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	2007		2006
	Canada	United States	Canada	United States
Assets
Receivables from related parties (a) (v)	$20.5	$14.8	$20.3	$20.3
Current future income taxes (a) (vi)	28.6	30.5	40.6	50.7
Property, plant and equipment (a) (v)	2,009.0	2,067.0	2,287.4	2,287.4
Other assets (a) (ii) (v) (b) (i) (iv)	202.3	94.7	224.2	134.6

Liabilities and Shareholders’ Equity
Trade payables and accrued liabilities (a) (ii) (b) (i) (v)	994.8	1,006.3	942.4	971.1
Income and other taxes payable (b) (v)	39.8	12.7	39.7	39.7
Current future income taxes (a) (vi)	1.0	1.0	1.1	0.4
Long-term debt (a) (ii) (b) (iv)	1,313.6	1,329.8	1,984.0	1,981.7
Long-term debt payable to a related party (a) (v)	—	44.9	—	—
Other liabilities (a) (ii) (v) (b) (i) (v)	363.4	489.7	283.5	512.1
Long-term future income taxes (a) (vi)	132.2	102.6	389.1	297.8
Convertible notes (a) (i)	—	—	117.7	120.5
Preferred shares (b) (iii)	178.5	—	150.2	—
Capital stock (b) (ii) (iii)	1,457.4	1,543.0	1,452.4	1,538.0
Contributed surplus (a) (i) (iv)	102.1	101.9	114.1	98.1
Retained earnings (deficit) (a) (b) (ii) (iii)	(1,813.3)	(1,819.6)	398.3	437.4
Accumulated other comprehensive income (loss) (c)	(179.2)	(275.3)	(82.6)	(286.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.                              Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States (Cont’d)

(b)               Effect on consolidated balance sheets (cont’d)

(i)                 Pension and post-retirement plans

Under GAAP in the United States, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”) was issued in 2006 and requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss.

Under GAAP in Canada, a company is not required to recognize the over- or unfunded positions.

(ii)             Share issue costs

Under GAAP in the United States, share issue costs are deducted from the value proceeds of the capital stock issued. Under GAAP in Canada, share issue costs are included in the Retained earnings in the year incurred.

(iii)         Preferred shares

Under Canadian GAAP, the Series 4 and Series 5 Cumulative Redeemable First Preferred Shares are presented as liability in the balance sheet. Under GAAP in the United States, these preferred shares are classified as equity.  As a result, dividends on preferred shares classified as liability which are recorded to income under Canadian GAAP are recorded to equity under GAAP in the United States.

(iv)            Deferred Financing Fees

Under GAAP in the United States, debt issuance costs are capitalized as an asset and amortized over the term of the debt. Canadian GAAP does not permit an entity to classify debt issuance costs as deferred charges but instead requires capitalized financing fees to be deducted from the amortized cost of the debt.

(v)                Income taxes

On January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There was no change in the income tax reserves of the Company at January 1, 2007, upon the adoption of FIN 48. At adoption, the Company had approximately $38.7 million of gross unrecognized income tax benefits (“UTBs”).

Under Canadian GAAP, current and long-term tax reserves on income and non-income based taxes are recorded under income tax payable and future tax liabilities, respectively. Under FIN 48, the liability for unrecognized benefits shall not be combined with deferred tax liabilities or assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.                              Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States (Cont’d)

(c)               Comprehensive income

The application of GAAP in the United States would have the following effects on the consolidated statements of comprehensive income:

	2007	2006	2005

Comprehensive income (loss), as reported in the consolidated statements of comprehensive income per Canadian GAAP	$(2,290.0)	$48.3	$(233.9)

Adjustments to net income (loss) as per (a) above	(24.0)	1.5	(6.9)

Adjustments to other comprehensive income:
Gain (loss) on hedging activities	—	(21.4)	(24.3)
Pension and other post-retirement benefits (b) (i)	115.3	1.3	(23.8)
Foreign currency translation (a) (iii) (b) (iii)	18.8	(44.6)	10.5)
Income taxes (a) (vi)	(35.9)	0.7	4.0

Comprehensive income (loss), as adjusted per GAAP in the United States	$(2,215.8)	$(14.2)	$(274.4)

(d)               Accumulated other comprehensive income

The application of GAAP in the United States would have the following effects on accumulated other comprehensive income:

	2007	2006

Accumulated other comprehensive income (loss), as reported per GAAP in Canada
	$(179.2)	$(82.6)
Adjustments:
Derivative hedging instruments (a) (ii)	—	(15.2)
Pension and postretirement benefits (b) (i)	(209.5)	(324.8)
Foreign currency translation	53.6	34.8
Income taxes (a) (vi)	59.8	101.4

Accumulated other comprehensive (loss), as adjusted per GAAP in theUnited States	$(275.3)	$(286.4)

(e)               Statements of cash flow

The adjustments to comply with GAAP in the United States for the years ended December 31, 2007, 2006, and 2005 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities, and cash used in investing activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.                              Subsequent Events (Amended)

(a)               Conversion of Series 5 Cumulative Redeemable First Preferred Shares into Subordinate Voting Shares

On March 1, 2008, 3,975,663 Series 5 Cumulative Redeemable First Preferred Shares were each converted into 12.93125 Subordinate Voting Shares. Consequently, approximately 51.4 million new Subordinate Voting Shares were issued by the Company.

On June 1, 2008, 517,184 Series 5 Cumulative Redeemable First Preferred Shares were each converted into 13.146875 Subordinate Voting Shares.  Consequently, approximately 6.8 million new Subordinate Voting Shares were issued by the Company.

On September 1, 2008, 744,124 Series 5 Cumulative Redeemable First Preferred Shares were each converted into 13.3625 Subordinate Voting Shares. Consequently approximately 9.9 million new Subordinate Voting Shares were issued by the Company.

On December 1, 2008, 66,601 Series 5 Preferred Shares were each converted into 13.578125 Subordinate Voting Shares. Consequently approximately 0.9 million new Subordinate Voting Shares were issued by the Company.

(b)               Specific Stock Based Compensation Plans Cancelled

In January 2008, the Company cancelled the employee stock purchase plan in the United States and the employee share investment plan in Canada for eligible employees. In February 2008, the Company terminated the deferred stock unit plan for the benefit of the Company’s directors.

(c)               Discontinued operations

The consolidated Statement of income and notes 1, 3, 4, 5, 7, 26 and 27 have been amended for the UK and Europe discontinued operations that occurred January 28, 2008 and June 26, 2008.

Europe

On June 26, 2008, the Company sold its European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”). The total consideration for the Company was €52.2 million ($82.1 million) in cash and a €21.5 million five-year note bearing interest at 7% per year, which is carried in other assets at its fair value of €14.1 million ($22.3 million). The net cash proceeds were mainly used by the Company to repay the DIP Term Loan. This transaction resulted in a loss on disposal of $653.3 million in 2008, including the cumulative translation adjustment impact and is presented as part of the net loss from discontinued operations in the results of 2008.

United Kingdom

On January 28, 2008, the Company abandoned its UK subsidiary, Quebecor World PLC (“QWP”), based in Corby, and placed it into administration. As a result, the Company ceased to have control or significant influence over QWP as the ability to determine strategic, operating, investing and financing policies was transferred to the administrators. The administrators ceased to operate QWP on February 15, 2008, and all of QWP’s long-lived assets, primarily buildings and machinery and equipment, will be liquidated. On November 27, 2008 the administrators filed a Notice to Move from administration to Creditors’ Voluntary Liquidation, resulting in termination of the administration and commencement of a creditors voluntary liquidation. As a result, the Company recorded an impairment charge of $32.0 million (including the write-down of an intercompany receivable) in the first quarter of 2008. The Company is an unsecured creditor for its intercompany receivable of $28.0 million from QWP and in 2008, the Company has written down the receivable to its estimated amount recoverable of $5.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.                              Subsequent Events (Amended) (Cont’d)

(c)               Discontinued operations related to Europe (cont’d)

Summary of discontinued operations related to Europe and UK as at December 31

	Note	2007	2006	2005
Operating revenues		$1,033.7	$1,025.4	$1,162.9

Operating expenses:
Cost of sales		939.6	922.1	1,032.1
Selling, general and administrative		75.4	62.8	79.5
Securitization fees		7.8	6.4	6.2
Depreciation and amortization		61.4	54.4	56.9
Impairment of assets, restructuring and other charges	3	96.0	45.1	70.9
Goodwill impairment charge	13	166.0	—	243.0
		1,346.2	1,090.8	1,488.6
Operating loss		(312.5)	(65.4)	(325.7)
Financial expenses	4	49.8	20.2	15.4
Net loss before income taxes and loss on business disposals		(362.3)	(85.6)	(341.1)
Income taxes	5	(12.0)	2.6	(12.7)

Net loss before loss on business disposals		(350.3)	(88.2)	(328.4)
Loss on business disposals, net of tax	8	(12.7)	—	—
Net loss from discontinued operations		$(363.0)	$(88.2)	$(328.4)

Summary of assets and liabilities sold and abandoned

September 30, 2008

Assets sold and abandoned:
Cash and cash equivalents	$32.6
Non-cash operating working capital	135.5
Property, plant and equipment	482.8
Other assets	5.2

Liabilities sold and abandoned:
Secured Financing	98.0
Long-term debt	14.3
Other liabilities	28.1
Future income taxes	5.4

Net assets	$510.3

Effect of cumulative translation adjustment	$273.3
Proceeds:
Cash	$82.1
Note receivable	22.3
Transaction fees	(6.1)
$98.3

Net loss on business disposals and abandoned	$685.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.                              Subsequent Events (Amended) (Cont’d)

(d)               Related party transactions

Quebecor Inc. (“Quebecor”), directly and through a wholly-owned subsidiary, holds 75.5% of the outstanding voting interests in Quebecor World. As a result, Quebecor has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor may conflict with the interests of other holders of Quebecor World equity and debt securities. However, the Court has exempted Quebecor World from the requirement to hold an annual meeting of shareholders until such time as the Company emerges from the Insolvency Proceedings (see Note 1). In addition, any fundamental transaction or proposed change to Quebecor World’s organizational documents would require Court approval. Consequently, even though Quebecor currently holds 75.5% of the Company’s outstanding voting interests, it is unlikely that Quebecor will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Company.

During the second quarter of 2008, the Company acquired all rights, title and interest to an aircraft previously leased by the Company from a third party and subsequently sold it to Quebecor Media Inc. The transaction was done at fair value based on two independent appraisals; the Company received a cash consideration of $20.3 million, resulting in a gain on disposal of $9.9 million.

On October 1, 2008, as part of the review of contracts (see Note 1) the Company repudiated a 10 year manufacturing agreement with subsidiaries of Quebecor Media Inc. that was entered during October of 2007 for the printing of directories, representing a maximum of $11.5 million of purchases per year. Following this repudiation, the subsidiaries of Quebecor Media Inc. filed a claim against the Company, for an amount of $46.7 million.

As part of the Canadian claims procedure described in Note 1, the Company has received claims from Quebecor and certain of its subsidiaries (“Quebecor Group of Companies”), including the claim of $46.7 million related to the repudiation indicated above. As at the date hereof, it is not possible to determine the accuracy and completeness of the other claims that were filed, whether or not such claims will be disputed and whether or not such claims will be subject to discharge in the Insolvency Proceedings.  These claims will be analyzed as part of the claims process described in Note 1.

There are other motions filed by the Company to recover certain assets from the Quebecor Group of Companies.  The Company does not believe that the resolution of these claims will have a material adverse effect upon the Company’s consolidated financial position.

The Company received letters from Pierre Karl Péladeau, Érik Péladeau (Vice-Chairman of the Board), Jean Neveu and Jean La Couture (Chairman of the Audit Committee) advising that they have resigned from the Board of Directors. These directors also serve on the board of Quebecor Inc. and Quebecor Media Inc., and have determined that, as a result of the claims that have been filed by the Quebecor Group of Companies as part of Quebecor World’s court protected restructuring process, their resignations are advisable.

(e)               2008 restructuring initiatives

During the third quarter of 2008, there were various workforce reductions across North America. In the first half of 2008, there were restructuring initiatives in North America related to the closures of North Haven, CT and Magog, QC facilities, a significant downsizing of the Islington, ON facility and various workforce reductions across North America. The total cost expected for these initiatives is $42.4 million, of which $30.9 million is for workforce reduction and $11.5 million is for leases and carrying costs for closed facilities. These initiatives are expected to be completed by the end of 2008.

(f)                 2008 Goodwill

During the fourth quarter of 2008 triggering events occurred that may impact the carrying value of goodwill. Should the goodwill not be recoverable the resulting impairment may amount to be as much as it’s carrying value. The Company is currently assessing the impact of such events.

MANAGEMENT’S DISCUSSION AND ANALYSIS AMENDED

FOR THE YEAR ENDED DECEMBER 31, 2007

1

TABLE OF CONTENTS AMENDED

Introduction

The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the “Company” or “Quebecor World”) for the years ended December 31, 2007 and 2006, and it should be read together with the Company’s consolidated financial statements. The annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) have been reviewed by the Company’s Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this document. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

Presentation of financial information

Financial data have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company reports on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in this discussion and analyses do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in Figure 6. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company’s reporting currency is the U.S. dollar, and its functional currency is the Canadian dollar.

Forward-looking statements (Amended)

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

For more information on the risks, uncertainties and assumptions that would cause the Company’s actual results to differ from current expectations, please also refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the section “Risk factors” in this MD&A and in the Company’s 2007Annual Information Form.

Unless mentioned otherwise, the forward-looking statements in this MD&A reflect the Company’s expectations as of April 28, 2008 date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.  For the purpose of furnishing of the Company’s form  40-F to the Securities and Exchange Commission, Sections 1, 2, 3.5, 3.6, 6.3, 6.4 and 6.5 of this MD&A have been updated to reflect the disposition of the Company’s European operations that occurred on June 26, 2008 and other subsequent events to December 15, 2008.

Quebecor World and 53 U.S. subsidiaries (the “U.S. subsidiaries” and, collectively with the Company, the “Applicants”). are currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”), and the U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”).

1.                   Creditor protection and restructuring (Amended)

On January 21, 2008 (the “Filing Date”), Quebecor World Inc. (“Quebecor World” or the “Company”) obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with the Company, the “Applicants”). On the same date, the U.S. subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Company’s Latin American subsidiaries are not subject to the Insolvency Proceedings. In addition, prior to their disposition as discussed below, the European subsidiaries were not subject to the Insolvency Proceedings. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ business (subject to court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) and operate an orderly restructuring of the Applicants’ business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order for a more complete description of the duties and functions of the Monitor.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, and, pursuant to subsequent orders of the Court rendered on February 19, 2008, May 9, 2008, July 18, 2008, September 29, 2008 and December 12, 2008 respectively, this stay period was extended first to May 12, 2008 and then subsequently to July 25, 2008, September 30, 2008, December 14, 2008 and March 1, 2009 in Canada. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a Plan. Any such Plan will be subject to approval by affected creditors, as well as the Court approval.

The Company became in default under its revolving bank facility, its equipment financing credit facility and its North American securitization program on January 16, 2008. On January 24, 2008 pursuant to the Insolvency Proceedings, an amount of $417.6 million, including fees, was paid in order to terminate the North American securitization program.

The Insolvency Proceedings also triggered defaults under substantially all of the Applicants’ other debt obligations. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their pre-petition debt obligations. The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honour obligations to customers.

The Applicants are in the process of developing comprehensive business and financial plans, which will serve as a basis for discussions with stakeholders, with the advice and guidance of their financial advisors and the Monitor. The Applicants presented their confidential business plan (the “Business Plan”) to the Ad Hoc Bondholder Group, the Bank Syndicate and the Official Committee of Unsecured Creditors (collectively, the “Committees”) at the beginning of June 2008. An overview of the Applicants’ five-year Business Plan was presented as well as details related to each of the major business segments. The Business Plan that was presented will serve as a basis for discussions with the creditor constituencies in anticipation of the formulation of a Plan or Plans of reorganization and, subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that a Plan or Plans of reorganization will be proposed by the Applicants, supported by the Applicants’ creditors or confirmed by the Court and the U.S. Bankruptcy Court, or that any such Plan or Plans will be consummated.

Another important step in the Company’s restructuring activities has been the sale of the Company’s European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”), a Netherlands-based investment group (Note 29). On June 17, 2008, the Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement, the Company received €52.2 million in cash at closing. HHBV issued a

€21.5 million five-year note bearing interest at 7% per year payable to Quebecor World. The sale was made substantially on an “as is, where is” basis.

Should the stay period and any subsequent extensions thereof, if granted, not be sufficient to develop and present a Plan or should the Plan not be accepted by affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations of the Applicants will then become due and payable immediately, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will also result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, which would in all likelihood lead to the liquidation of the Applicants’ assets.

As detailed in Note 29 of the financial statements, the Company’s UK subsidiary was placed into administration on January 28, 2008.

On September 29, 2008, the Court authorized the Company to conduct a claims procedure for the identification, resolution and barring of claims against Quebecor World. The Canadian claims procedure contemplates that any person with any claim against the Company of any kind or nature arising prior to January 21, 2008, and any claim arising on or after January 21, 2008, that arose further to the repudiation, termination or restructuring of any contract, lease, employment agreement or other agreement (“Restructuring Claim”), with the exception of certain excluded claims, were to file its claim with the Monitor on or prior to December 5, 2008 (the “Claims Bar Date”) or no later than the 30th day following the receipt of a written notice advising such creditor to file a Proof of Claim in relation to a Restructuring Claim.

Pursuant to orders entered by the U.S. Bankruptcy Court, the U.S. Subsidiaries filed their schedule of assets and liabilities and a statement of financial affairs on July 18, 2008. On September 29, 2008, concurrently with the order granted by the Court with respect to the Canadian claims procedure, the U.S. Bankruptcy Court authorized the U.S. Subsidiaries to conduct a claims procedure setting December 5, 2008 as the bar date by which all creditors of the U.S. Subsidiaries were to file proofs of their respective claims and interests against the U.S. Subsidiaries.

As at the date hereof, it is not possible to determine the extent of the claims that were filed, whether or not such claims will be disputed and whether or not such claims will be subject to discharge in the Insolvency Proceedings. It is also not possible at this time to determine whether to establish any additional liabilities in respect of claims. The Applicants are beginning to review all claims filed and begin the claims reconciliation process. In connection with the review and reconciliation process, the Applicants will also determine the additional liabilities, if any, that should appropriately be established in respect of such claims.

On September 29, 2008, the Court granted an order lifting the stay of proceedings for the sole purpose of permitting certain of the noteholders to file a paulian action (namely, an action by which a creditor who suffers prejudice through a juridical act made by its debtor in fraud of its rights seeks to obtain a declaration that the act may not be set up against it) against, inter alia, the Company, contesting the opposability of security granted by Quebecor World and certain of its subsidiaries in September and October 2007 to the lenders under its revolving bank facility and equipment financing facility at such time. The order expressly provides that, immediately following the issuance and service of the paulian action, all further proceedings with respect to such paulian action be immediately stayed until further order of the Court.

Furthermore, on September 29, 2008, the Company was authorized by the Court to enter into a share purchase agreement providing for the sale to Bandhu Industrial Resources Private Limited of its interest in TEJ Quebecor Printing Limited (“TQPL”), which operates a printing facility located in Gurgaon, India. On November 20, 2008 the Company proceeded with the share sale transaction, resulting in a total net consideration payable to the Company of $0.15 million. The transaction also included a loan settlement agreement with respect to certain loans owing by TQPL to the Company and master release and indemnity agreements between the purchaser and the Company concerning its liabilities in relation to TQPL and the printing facility.

On September 30, 2008, the Monitor commenced a case under Chapter 15 of the U.S. Bankruptcy Code on behalf of the Company in the U.S. Bankruptcy Court. The Monitor sought recognition of the Company’s CCAA proceeding as a foreign main proceeding and enforcement in the US of the Claims Procedure Order of the Court dated September 29, 2008. On November 14, 2008, the US Bankruptcy Court for the Southern District of New York entered an order recognizing the Company’s CCAA proceeding as a “foreign main proceeding” and made the Canadian claims procedure order of September 29, 2008 enforceable in the US. This relief facilitates the claims administration process for the Company and applies only to Quebecor World. It does not affect the claims procedures for the Company’s subsidiaries that are subject to proceedings under Chapter 11 of the US Bankruptcy Code.

On December 17, 2007, the Board of Directors of Quebecor World appointed Jacques Mallette as President and Chief Executive Officer in order to execute the business plan of the Company.

On April 29, 2008, the Company announced the appointment of Randy Benson as Chief Restructuring Officer reporting to the Restructuring Committee of the Board of Directors. His mandate is principally to assist the Company to develop a restructuring plan with a view to quickly emerge from creditor protection as a strong company in its industry.

On July 28, 2008, Jeremy Roberts was appointed Chief Financial Officer of the Company. Mr. Roberts was previously Senior Vice President, Corporate Finance and Treasurer.

Contributing factors

Quebecor World’s financial performance has suffered in the past few years, especially with respect to its European operations, which were funded, in part, with cash flows generated by the North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of its printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally as a result of its European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for the Company to repurchase certain senior notes in order to avoid breaching certain financial ratios, while also facing a reduction in amounts available under its revolving bank facility.

Other events further hindered the Company’s efforts to improve its balance sheet and financial position. First, on November 20, 2007, Quebecor World announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, Quebecor World announced that it would not be able to consummate a previously announced transaction to sell/merge its European operations, which otherwise would have resulted in proceeds being paid to Quebecor World.

On December 31, 2007, the Company obtained a waiver from its bank syndicate lenders and from the sponsors of its North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, the Company failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Company and certain of its subsidiaries being in default of its obligations under its revolving bank facility, its equipment financing credit facility and its North American securitization program.

As a result of the unsuccessful efforts of the Company to obtain new financing, the inability at the time to conclude the first proposed sale of its European operations and the operational demands of the Company, by mid-January 2008, the Company was experiencing a severe lack of liquidity and concluded it no longer had the ability to meet obligations which were falling due.

Basis of presentation and going concern issues

These financial statements have been prepared using the same Canadian GAAP as applied by the Company prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Insolvency Proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a Plan. During the period, Debtor-In-Possession (“DIP”) financing has been approved by the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions, as described below. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.  Except as disclosed in note 29, the financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2007.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

While the Company is under creditor protection, it will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, claims allowed arising under the Insolvency Proceedings may be recorded as liabilities and presented separately on the consolidated balance sheets. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting, the Company would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, property, plant and equipment is carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill is carried at cost less any impairment losses. Goodwill is tested for impairment annually and between annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The series of events that led the Company to the Insolvency Proceedings and the events since then triggered impairment tests for its property, plant and equipment, and goodwill. The Company made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long lived assets or goodwill.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment, and goodwill, the valuation of future income tax assets and of contract acquisition costs.

In light of the Insolvency Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a Plan. There is a risk such shares could be cancelled.

DIP financing

On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, the “DIP Credit Agreement”) between Quebecor World Inc. and Quebecor World (USA) Inc., a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, Morgan Stanley Senior Funding, Inc., and Wells Fargo Foothill, LLC, as Co-Syndication Agents, and Wachovia Bank, N.A., as Documentation Agent.

The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the “Revolving DIP Facility”) bearing interest at variable rates based on Base rate, or Eurodollar rate, Canadian Banker’s Acceptance rate or Canadian prime rate, plus applicable margins and a $600 million term loan (“DIP Term Loan”), bearing interest at variable rates based on Base rate, or Eurodollar rate, plus applicable margins, which was fully drawn immediately following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the “Interim DIP Order”). Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving DIP Facility, the availability of funds is determined by a borrowing base based on percentages of eligible receivables and inventory. The unused portion of the Revolving DIP Facility is subject to a commitment fee of 0.50% per annum. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the “Final DIP Order”), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. On June 30, 2008, the Company repaid $74.5 million on the DIP Term Loan. As at December 12, 2008 the Company had drawn an aggregate amount of $551.9 million on the DIP Term Loan and Revolving DIP Facility.

The DIP Credit Agreement contains certain restrictive financial covenants which were met as of September 30, 2008.

The Revolving DIP Facility and DIP Term Loan are secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World, the U.S. Subsidiaries subject to the U.S. Proceedings and certain subsidiaries in Latin America. The liens are junior to the liens securing the Company’s syndicated revolving bank facility with Royal Bank of Canada as administrative agent and its equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which was granted prior to the Filing Date to the extent such liens are valid, perfected and not voidable. The Revolving DIP Facility and DIP Term Loan are also guaranteed by substantially all of the Company’s direct and indirect North American subsidiaries and certain foreign subsidiaries.

The Revolving DIP Facility and DIP Term Loan mature on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan. The DIP Credit Agreement may be prepaid or accelerated upon the occurrence of an event of default and contains mandatory prepayments including, among other things, the net proceeds of certain asset sales, issuance of certain debt and certain extraordinary receipts.

Should the Court dismiss the Insolvency Proceedings or enter any order granting relief from the stays provided for thereunder, this would constitute an event of default under the DIP Credit Agreement and the debt could become due and payable immediately, which would, in all likelihood, lead to the liquidation of all the Applicants’ assets.

The DIP Credit Agreement provides for various restrictions on, among other things, the ability of the Company and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of a majority of the Company’s DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor and/or the Courts.

The Court limits the amounts of funding available for its Latin America subsidiaries to $10 million, in addition to a $5 million amount for subsidiaries that are not Applicants. As of December 12, 2008, $10 million was utilized to fund Latin America subsidiaries, while a supplemental $3 million was used to fund Latin America subsidiaries and other non-Applicant subsidiaries. The Company is considering the future needs of its subsidiaries and will request additional funding flexibility from its creditors, if required.

2.                   Discontinued operations (Amended)

Over the years, the European operations faced difficult market conditions including lower customer demand, shifting consumer preferences to electronic media, and greater price competition due to industry overcapacity, growing presence of low cost competitors in Eastern Europe and Asia, and traditional competitors operating at marginal cost. These factors, in addition to the deterioration of European financial performance impacted by excess printing capacity in Europe, initiated a strategic review of the Company’s European operations. Management concluded that the European operations were non-strategic to the Company’s core business in the Americas, given the uncertainty of the long-term profitability of the European operations and the negative returns in spite of new investments made by the Company over the last several years.

On June 17, 2008, the Court and the U.S. Bankruptcy Court approved the proposed sale transaction of Quebecor World’s European operations to HHBV, a Netherlands based investment group, which closed on June 26, 2008.

The sale of the Company’s European operations is an important step in the restructuring activities of the Company as it provides liquidity and eliminates the need for the Company to provide continuing financial support to its European operations, enabling it to exit creditor protection in North America as a stronger player in its industry.

3.                   Financial review

This section was not updated to reflect the sale of the European operations, described in Section 2.

The Company assesses performance based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”, (Figure 6)). The following operating analyses are before impairment of assets, restructuring and other charges and goodwill impairment charge, except where otherwise indicated. The review focuses only on continuing operations.

Revenue by Print Service - Worldwide ($ millions)

For the quarter and the year ended December 31 (Continuing Operations)

Figure 1

3.1  Annual review

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the consolidated financial statements of Quebecor World for the three-year period ended December 31, 2007. Certain comparative information has been reclassified on a basis consistent with the 2007 presentation.

Selected Annual Information (Continuing Operations)

($ millions, except per share data)

	Years ended December 31
	2007	2006	2005
Consolidated Results
Revenues	$5,688.2	$6,086.3	$6,283.3
Adjusted EBITDA	461.9	579.9	688.7
Adjusted EBIT	90.1	241.5	357.5
IAROC	303.6	111.3	94.2
Goodwill impairment charge	1,998.9	—	243.0
Operating income (loss)	(2,212.4)	130.2	20.3
Net income (loss) from continuing operations	(2,200.4)	30.6	(148.8)
Net income (loss)	(2,200.4)	28.3	(162.6)

Financial Position
Total assets (1)	4,163.0	5,823.4	5,700.4
Total indebtedness (2)	2,890.9	2,132.4	1,855.1

Per Share Data
Earnings (loss)
Basic and diluted	(16.85)	(0.03)	(1.43)
Adjusted diluted	(0.58)	0.64	0.98
Dividends on preferred shares	1.44	1.46	1.33
Dividends on preferred shares liability	1.77	—	—
Dividends on equity shares	—	0.30	0.56

Figure 2

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC and before goodwill impairment charge

(1)	2006 and 2005 amounts have been revised. See Note 2 to Consolidated financial statements.
(2)

Total indebtedness include Long term debt less change in fair value of debts for hedged interest rate risk, adjustment related to embedded derivatives and financing fees plus Bank indebtedness plus Secured financing and Convertible notes.

Year 2007

Impact of Foreign Currency

($ millions)

	Periods ended December 31, 2007
	Three months	Twelve months

Foreign currency favorable impact on revenues	$70.8	$151.5

Foreign currency unfavorable impact on operating income	$(0.5)	$(4.8)

Figure 3

The Company’s consolidated revenues for 2007 were $5.69 billion, down 6.6% from $6.09 billion in 2006. Excluding the impact of currency translation, revenues were $5.54 billion for 2007, down 9.0% compared to 2006. The situation is due mainly to decrease in volumes, paper sales and continued price pressures, as further discussed in the “Segment results” section. In 2007, Adjusted EBIT was $90.1 million, down 62.7% from $241.5 million in 2006. Adjusted EBIT margin was 1.6% for 2007, down from 4.0% in 2006.

Paper sales, excluding the effect of currency translation, decreased by 15.7% in 2007, compared to 2006. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for 2007 was $4.78 billion, a 6.5% decrease compared to $5.11 billion in 2006. The decrease is explained mostly by lower paper sales, as a result of large clients that are now supplying their own paper and a decrease in labor costs. Gross profit margin was 15.9% for 2007 compared to 16.0% in 2006. Currency translation had a slight positive impact on gross profit margin for the year 2007.

Selling, general and administrative expenses for 2007 were $454.5 million, higher by 15.4% compared to $393.8 million in 2006. Excluding the unfavorable impact of currency translation of $13.8 million, selling, general and administrative expenses increased by 11.9% compared to last year. The increase is due in part to investments in continuous improvement programs, charges related to strategic initiatives as well as financial advisory fees incurred to find solutions to the Company’s liquidity challenges.

Depreciation and amortization expenses were $311.5 million in 2007 compared with $308.6 million in 2006. Excluding the impact of currency translation, depreciation and amortization remained essentially flat in 2007 compared to last year. The replacement and decommissioning of underperforming assets by investments in state-of-the-art printing technology has mostly offset the decrease in depreciation and amortization expenses caused by plant closures, impairment of long-lived assets as well as sale and leaseback agreements on buildings and equipments.

In 2007, the Company sold its investments in two facilities of its French operation, for nominal cash consideration, resulting in a net loss on disposal of $12.7 million. In addition, the Company recorded, during the fourth quarter, a net loss of $14.8 million on the disposal of other assets. There has been no significant disposal of assets in 2006.

Securitization fees decreased $8.1 million, for a total of $22.9 million for 2007 compared to $31.0 million in 2006. The decrease was mainly due to lower usage of the programs, in part due to the amortization of the European program during the fourth quarter, and the securitization and factoring programs fees presented in financial expenses following the inclusion of the secured financing on the balance sheet, partially offset by higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

For the year 2007, the Company recorded IAROC of $303.6 million, compared to $111.3 million last year. On a year-to-date basis, the charge was mainly related to the impairment of long-lived assets in Europe and North America and to the closure and consolidation of facilities in North America as well as workforce reductions. Finally, the Company recorded pension settlement charges related to prior year initiatives. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Quebecor World completed its annual goodwill impairment test in the third quarter of 2007. As a result, management concluded that, taking into account financial information such as the proposed sale and merger of its European operations, the entire carrying amount of goodwill for the European reporting unit was not recoverable and as such, a pre-tax impairment charge of $166.0 million was taken at the end of the third quarter.

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin American reporting units. See the “Impairment of goodwill” section for additional information.

On a year-to-date basis, financial expenses were $228.7 million, compared to $134.2 million in 2006. The variance of $94.5 million is partly explained by a one time prepayment premium of $53.1 million, in the third quarter, for the early redemption of the Company’s outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020. The variance is also explained by a lower amount of interest capitalized to the cost of equipment due to the finalization of Quebecor World’s retooling plan as well as the premium paid and loss incurred on the redemption of the Company’s 6.00% Convertible senior subordinated notes during the second quarter. In addition to those elements, the increase was also caused by higher interest rates, a higher average level of debt and the depreciation of the U.S. currency against other major currencies.

Income tax recovery was $250.2 million in 2007, compared to $35.4 million in 2006. Income tax recovery before IAROC and goodwill impairment charge was $93.2 million for 2007, compared to $11.4 million for the same period last year. The income tax recovery in 2007 was mainly due to the long-lived asset write down, the deductible components of goodwill impairment charge, the higher foreign tax rates and higher financial expenses.

The effective annual tax rate in 2007 was 10.2% compared to a statutory rate of 33.1%. The decrease of 22.9% was mainly explained by the goodwill impairment charge that is mostly non-deductible.

Loss per share was $16.85 for 2007 compared to $0.03 in 2006. These results incorporated impairment of assets, restructuring and other charges and goodwill impairment charge, net of income taxes, of $2,145.5 million, or $16.26 per share compared with $87.3 million, or $0.66 per share in 2006. Excluding the effect of impairment of assets, restructuring and other charges and goodwill impairment charge, adjusted diluted loss per share was $0.58 in 2007 compared with adjusted diluted earnings per share of $0.64 in 2006.

Year 2006

The Company’s consolidated revenues for 2006 were $6.09 billion, down 3.0% from $6.28 billion in 2005. Excluding the impact of currency translation, revenues were $6.02 billion for 2006, down 4.1% compared to 2005. The situation is due mainly to decrease in volumes and continued price pressures as further discussed in the “Segment results” section. In 2006, Adjusted EBIT was $241.5 million, down 32.4% from $357.5 million in 2005. Adjusted EBIT margin was 4.0% for 2006, down from 5.7% in 2005.

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

Selling, general and administrative expenses for 2006 were $393.8 million, essentially flat compared to $396.8 million in 2005. Excluding the unfavorable impact of currency translation of $8.2 million, selling, general and administrative expenses decreased by 2.8% compared to 2005. The decrease in salaries and benefits resulting from the Company’s restructuring initiatives was partly offset by an increase in consulting fees for compliance procedures related to the Sarbanes-Oxley Act.

Depreciation and amortization expenses were $308.6 million in 2006 compared with $304.2 million in 2005. Excluding the impact of currency translation, depreciation and amortization remained essentially flat in 2006 compared to 2005 due to increased depreciation charges on assets to be decommissioned which were offset by decreases due to impairment charges on long-lived assets taken in previous years.

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

Loss per share on continuing operation was $0.03 for 2006 compared to $1.43 in 2005. These results incorporated impairment of assets, restructuring and other charges and goodwill impairment charge, net of income taxes, of $87.3 million, or $0.67 per share compared with $318.1 million, or $2.41 per share in 2005. Excluding the effect of impairment of assets, restructuring and other charges and goodwill impairment charge, diluted earnings per share was $0.64 in 2006 compared with $0.98 in 2005.

3.2  Fourth quarter review

The Company’s consolidated revenues for the fourth quarter of 2007 were $1.52 billion, a 6.2% decrease when compared to $1.62 billion for the same period in 2006. Excluding the impact of currency translation, revenues were $1.45 billion for the quarter, down 10.5% compared to 2006. The decrease in revenues resulted from reduced volume, mostly caused by plant closures and temporary restructuring dislocations, lower paper sales, as well as continued price pressures, as further discussed in the “Segment results” section. In the fourth quarter of 2007, Adjusted EBIT decreased to $1.8 million compared to $74.2 million in 2006.

Paper sales, excluding the effect of currency translation, decreased by 15.7% for the fourth quarter of 2007, compared to the same period in 2006. The paper sales decrease is mostly explained by plant closures as well as more client supplied paper. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for the fourth quarter of 2007 decreased by 4.4% to $1.29 billion compared to $1.35 billion for the corresponding period in 2006. The decrease, compared to 2006, is mostly explained by a decrease in volume and labour costs, both partly resulting from plant closures. Gross profit margin was 15.0% in the fourth quarter of 2007 compared to 16.6% in 2006. Excluding the negative impact of currency, gross profit margin was 15.1% in the fourth quarter of 2007.

Selling, general and administrative expenses for the fourth quarter of 2007 were $125.4 million compared with $100.4 million in 2006. Excluding the unfavourable impact of currency translation of $6.1 million, selling, general and administrative expenses increased by 18.8% compared to the same period last year. The increase is due in part to investments in continuous improvement programs, charges related to strategic initiatives as well as financial advisory fees incurred to find solutions to the Company’s liquidity challenges.

Securitization fees totalled $1.3 million for the fourth quarter of 2007, down from $8.4 million for the fourth quarter of 2006. The decrease for the quarter was mainly due to lower usage of the programs, in part due to the amortization of the European program during the fourth quarter and the reclassification of the securitization and factoring programs to secured financing, partially offset by higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

Depreciation and amortization expenses were $84.6 million in the fourth quarter of 2007, compared with $85.2 million in 2006. Excluding the unfavourable impact of currency translation of $3.1 million, depreciation and amortization expenses decreased by 4.3% compared to the fourth quarter of 2006. The replacement and decommissioning of underperforming assets by investments in state-of-the-art printing technology has mostly offset the decrease in depreciation and amortization expenses caused by plant closures, impairment of long-lived assets as well as sale and leaseback agreements on buildings and equipments.

The Company recorded, during the fourth quarter, a net loss of $14.8 million on the disposal of other assets.

During the fourth quarter of 2007, the Company recorded impairment of assets, restructuring and other charges (“IAROC”) of $105.4 million, compared to $46.2 million last year. The charge for the quarter was related to the impairment of long-lived assets in North America. These measures are described in the “Impairment of assets and restructuring initiatives” section.

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units. See the “Impairment of goodwill” section for additional information.

Financial expenses were $46.4 million in the fourth quarter of 2007, compared to $39.4 million in 2006. The variance of $7.0 million was mainly explained by higher interest rates and a higher average level of debt.

Income tax recovery was $160.9 million in the fourth quarter of 2007, compared to a recovery of $23.4 million in 2006. Income tax recovery before IAROC and goodwill impairment charge was $46.8 million in the fourth quarter of 2007, compared to $10.2 million for the same period last year. The income tax recovery, in the fourth quarter of 2007, was mostly due to impairment of goodwill and assets.

For the fourth quarter ended December 31, 2007, the Company reported a loss per share of $13.87 compared to earnings per share of $0.03 in 2006. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $1,824.2 million or $13.81 per share compared with $33.0 million or $0.25 per share in 2006. Excluding these charges, adjusted diluted loss per share was $0.06 in the fourth quarter of 2007 compared to adjusted diluted earnings per share of $0.28 for the same period in 2006.

3.3  Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)

($ millions, except per share data)

	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results
Revenues	$1,520.1	$1,414.6	$1,360.1	$1,393.4	$1,620.4	$1,546.2	$1,452.2	$1,467.5
Adjusted EBITDA	130.3	125.6	114.0	92.0	170.2	150.6	130.6	128.5
Adjusted EBIT	1.8	43.2	33.9	11.2	74.2	67.3	50.4	49.6
IAROC	105.4	132.7	36.0	29.5	46.2	11.6	31.4	22.1
Goodwill impairment charge	1,832.9	166.0	—	—	—	—	—	—
Operating income (loss)	(1,936.5)	(255.5)	(2.1)	(18.3)	28.0	55.7	19.0	27.5
Operating margin	(127.4)%	(18.1)%	(0.2)%	(1.3)%	1.7%	3.6%	1.3%	1.9%
Adjusted EBIT margin	0.1%	3.1%	2.5%	0.8%	4.6%	4.3%	3.5%	3.4%
Net income (loss) from continuing operations	(1,826.1)	(315.1)	(21.1)	(38.1)	11.6	19.2	(6.5)	6.3
Net income (loss)	(1,826.1)	(315.1)	(21.1)	(38.1)	11.4	18.9	(7.2)	5.2

Per Share Data
Earnings (loss)
Basic and diluted	$(13.87)	$(2.42)	$(0.20)	$(0.34)	$0.03	$0.09	$(0.11)	$(0.04)
Adjusted diluted	$(0.06)	$(0.36)	$—	$(0.17)	$0.28	$0.17	$0.10	$0.09

Figure 4

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC and before goodwill impairment charge

Adjusted EBITDA trend

Adjusted EBITDA for the twelve months of 2007 was, overall, lower than last year due to $80 million in largely non-cash, additional specific charges, price pressures, volume declines and inefficiencies resulting from previous periods restructuring activities. These more than offset the year-over-year improvements, achieved in 2007, resulting from the retooling initiatives and restructuring process.

Overall performance for the previous eight quarters was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment or press shutdowns as well as to plant closures. In all four quarters of 2007, the Company continued to face difficult market conditions, resulting in price erosion worldwide and decreased volume in certain of the Company’s markets. The retooling benefits, as well as strategic options to create growth in some of the Company’s segments are intended to help reverse this negative trend.

Seasonal impact

Revenues generated by the Company are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 4).

IAROC impact

Significant IAROC have resulted from the Company’s focus on cost reduction and retooling activities undertaken during the previous years that involved a reduction in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company’s long-term cost structure and is expected to improve efficiency across the platform. For the year ended December 31, 2007, the Company recorded IAROC of $303.6 million relating to its European, North American and Latin American platforms. Of that amount, $256.1 million was related to an impairment charge of long-lived assets for European, North American and Latin American facilities, $42.7 million related to restructuring charges incurred in 2007 for the closure of North American facilities and the continuation of prior year initiatives, and $4.8 million related to pension settlements in North American facilities.

Goodwill impairment charge impact

Throughout 2006, the European reporting unit continued to be severely impacted by poor market conditions, namely continued price erosion and decreased volumes, as well as several production inefficiencies. Quebecor World completed its annual goodwill impairment test in the third quarter of 2007, taking into account financial information such as the proposed sale/merger of its European operations. Consequently, management determined that the entire carrying amount of goodwill for the European reporting unit was not recoverable and a pre-tax impairment charge of $166.0 million was taken at the end of the third quarter of 2007. In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a contemplated sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company recorded a total impairment charge of $1,832.9 million related to its North American and Latin American reporting units.

General market conditions impact

The Company’s performance for the last eight quarters was primarily affected by the difficult market environment, which more than offset some of the benefits from Quebecor World’s restructuring process and the decreased costs from other initiatives mentioned above. Competition in the industry remains intense as the industry is still in the process of consolidation, evidenced by several recent mergers. The publishing market is largely constant in volumes, while the primary demand for printed marketing materials is stable with low growth. The Company is focusing on adding customer value and improving productivity through continuous improvement projects and the recent deployment of next generation technology, in order to create an operating network capable of being highly competitive in this market.

3.4       Segment results

The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations.

Segment Results of Continuing Operations ($ millions)
Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Three months ended December 31
Revenues	$1,148.8	$1,284.1	$289.1	$267.3	$82.5	$68.8	$(0.3)	$0.2	$1,520.1	$1,620.4
Adjusted EBITDA	123.4	157.0	12.3	7.2	9.2	6.1	(14.6)	(0.1)	130.3	170.2
Adjusted EBIT	13.9	80.0	(3.2)	(8.9)	5.7	3.2	(14.6)	(0.1)	1.8	74.2
IAROC	104.0	35.6	(0.4)	10.6	1.8	—	—	—	105.4	46.2
Goodwill impairment charge	1,823.2	—	—	—	9.7	—	—	—	1,832.9	—
Operating income (loss)	(1,913.3)	44.4	(2.8)	(19.5)	(5.8)	3.2	(14.6)	(0.1)	(1,936.5)	28.0
Adjusted EBITDA margin	10.7%	12.2%	4.3%	2.7%	11.1%	8.9%			8.6%	10.5%
Adjusted EBIT margin	1.2%	6.2%	(1.1)%	(3.3)%	6.7%	4.7%			0.1%	4.6%
Operating margin	(166.5)%	3.5%	(1.0)%	(7.3)%	(7.0)%	4.7%			(127.4)%	1.7%

Capital expenditures	$110.4	$73.4	$12.4	$17.1	$0.7	$2.7	$0.3	$1.6	$123.8	$94.8
Change in non-cash balances related to operations, cash flow (outflow)	(4.0)	(75.5)	(131.7)	(7.2)	(6.0)	(9.1)	20.6	(23.5)	(121.1)	(115.3)

Twelve months ended December 31
Revenues	$4,373.7	$4,821.7	$1,033.7	$1,025.4	$284.8	$239.3	$(4.0)	$(0.1)	$5,688.2	$6,086.3
Adjusted EBITDA	461.8	529.9	5.5	37.0	26.2	21.4	(31.6)	(8.4)	461.9	579.9
Adjusted EBIT	164.9	257.8	(56.1)	(17.5)	13.2	10.0	(31.9)	(8.8)	90.1	241.5
IAROC	205.7	65.0	96.0	45.1	1.9	1.2	—	—	303.6	111.3
Goodwill impairment charge	1,823.2	—	166.0	—	9.7	—	—	—	1,998.9	—
Operating income (loss)	(1,864.0)	192.8	(318.1)	(62.6)	1.6	8.8	(31.9)	(8.8)	(2,212.4)	130.2
Adjusted EBITDA margin	10.6%	11.0%	0.5%	3.6%	9.2%	9.0%			8.1%	9.5%
Adjusted EBIT margin	3.8%	5.3%	(5.4)%	(1.7)%	4.6%	4.2%			1.6%	4.0%
Operating margin	(42.6)%	4.0%	(30.8)%	(6.1)%	0.6%	3.7%			(38.9)%	2.1%

Capital expenditures	$251.5	$207.9	$64.6	$75.5	$3.5	$29.1	$1.4	$1.3	$321.0	$313.8
Change in non-cash balances related to operations, cash flow (outflow)	(19.1)	(182.4)	(189.3)	(2.1)	(11.8)	(6.8)	74.3	11.8	(145.9)	(179.5)

Figure 5

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC and before goodwill impairment charge

North America

The North American segment is comprised of the following business groups: Magazine, Retail, Catalog, Book & Directory, Direct, Canada, Logistics and Premedia. North American revenues for the fourth quarter of 2007 were $1.15 billion, down 10.2% from $1.28 billion in 2006 and $4.37 billion for the twelve-month period ended December 31, 2007, down 9.3% from $4.82 billion for the same period in 2006. Revenues in the North American segment continued to be impacted by negative price pressures. Volume decreased during the fourth quarter and the full year of 2007, mainly due to restructuring initiatives in the Catalog, Magazine, Book and Canada groups. Additional volume contracted with Yellow Book positively impacted the Directory group since the beginning of the second quarter of 2007. Finally, due to a strong Canadian dollar, the Canada group continued to be affected in 2007 by less favourable foreign exchange contracts on sales to its U.S. customers.

Operating income and margin in North America decreased in the fourth quarter and on a year-to-date basis compared to 2006. Operating income in North America was mainly impacted by the goodwill and asset impairment charges, the highly competitive market conditions as well as inefficiencies and costs related to the finalization of the Company’s retooling plan.

The North American workforce was reduced year-over-year by 1,189 employees, or 5.3%, mostly as a result of the restructuring initiatives completed thus far.

Europe

The European segment operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the fourth quarter of 2007 were $289.1 million, up 8.1% from $267.3 million in 2006 and $1,033.7 million for the full year period, up 0.8% from $1,025.4 million for the same period in 2006. Overall, volume decrease experienced in Europe was mostly the result of the disposal of the Lille and the Strasbourg French facilities, as well as press start-up inefficiencies and equipment transfers. This shortfall was however more than offset by increases in facilities re-equipped with new presses in Austria and Belgium, with Belgian volume up almost 50% from last year during the twelve-month period of 2007.

On a year-to-date basis, the operating income and margin for the European segment decreased compared to the same period in 2006, but increased in Finland and Sweden. The increased volume in Belgium did not translate into increased operating income as its positive effect was offset by press start up inefficiencies and an unfavourable work mix in the twelve-month period of 2007. The trend in this segment’s operating income and margin reflects lower demand, price pressures, temporary inefficiencies experienced with the installation of new presses and transfer of volumes between plants. Year-over-year, the European workforce was reduced by 1,177 employees or 4.6%.

Latin America

Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail markets. Latin America’s revenues for the fourth quarter of 2007 were $82.5 million, up 19.9% from $68.8 million in 2006 and $284.8 million, on a year-to-date basis, up 19.0% from $239.3 million for the same period in 2006. Significant revenue increases from Colombia and Mexico, during the fourth quarter and the twelve-month period of 2007, were mostly the result of exporting a growing volume of books and directories. However, the impact of these increases in volume on operating income was partly offset by less favourable pricing in 2007. Overall, in addition to cost reductions, these factors contributed to the growth in operating income during the fourth quarter and the full year compared to the same periods last year.

3.5       Impairment of assets and restructuring initiatives (Amended)

Quebecor World has undertaken various restructuring initiatives to increase the efficiency of the pressroom and the return on capital employed by its facilities. Restructuring costs are mostly the result of plant closures and workforce reductions resulting from current and prior years’ initiatives. A description of these initiatives is provided in Note 3 to the Consolidated Financial Statements for the period ended December 31, 2007.

The 2007 restructuring initiatives affected a total of 1,345 employees, of which 1,056 positions have been eliminated as of December 31, 2007. The remaining 289 positions will be eliminated in the near future. However, the Company estimates that 505 new jobs should be created in other facilities with respect to the 2007 initiatives. The execution of prior years’ initiatives resulted in the elimination of 779 jobs for the twelve-month period ended December 31, 2007 and 183 are still to come.

As at December 31, 2007, the balance of the restructuring reserve was $17.0 million. The total cash disbursement related to this reserve is expected to be $15.2 million for the year 2008. Finally, the Company expects to record a charge of $6.1 million in upcoming quarters for the restructuring initiatives that have already been announced at December 31, 2007.

During the first three quarters of 2007, impairment tests were triggered in North America, as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities and the Company recorded impairment charges of $71.7 million mainly on machinery and equipment. In Europe, the impairment test was triggered by the potential sale and merger of the European operations and the impairment charges totalling $84.1 million mainly on machinery and equipment was recorded.

In the fourth quarter of 2007, the Company completed its impairment tests on specific components were triggered due to industry pressure namely continued price pressure and volume declines. As a result, the Company concluded that the carrying amount of certain long lived assets was not fully recoverable and non-cash asset impairment charges of $99.3 million in North America and $1.0 million in Latin America were recorded to write down the value of the long lived assets to the estimated fair value. The impairment charge is mainly related to machinery and equipment.

2008 restructuring initiatives

During the third quarter of 2008, there were various workforce reductions across North America. In the first half of 2008, there were restructuring initiatives in North America related to the closures of North Haven, CT and Magog, QC facilities, a significant downsizing of the Islington, ON facility and various workforce reductions across North America. The total cost expected for these initiatives is $42.4 million, of which $30.9 million is for workforce reduction and $11.5 million is for leases and carrying costs for closed facilities. These initiatives are expected to be completed by the end of 2008.

3.6       Impairment of goodwill (Amended)

The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the potential sale and merger of the European operations, management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million at September 30, 2007.

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units.

2008

During the fourth quarter of 2008 triggering events occurred that may impact the carrying value of goodwill. Should the goodwill not be recoverable the resulting impairment may amount to be as much as the carrying value. The Company is currently assessing the impact of such events.

Reconciliation of non-GAAP measures

(In millions of US dollars, except per share data)

	2007	2006	2005
Operating income from continuing operations- adjusted
Operating income (loss) (“EBIT”)	$(2,212.4)	$130.2	$20.3
Impairment of assets, restructuring and other charges (“IAROC”)	303.6	111.3	94.2
Goodwill impairment charge	1,998.9	—	243.0

Adjusted EBIT	$90.1	$241.5	$357.5
EBIT	(2,212.4)	$130.2	$20.3
Depreciation of property, plant and equipment (1)	$311.4	308.4	308.1
Amortization of other assets (1)	60.4	$30.0	$27.3
Less depreciation and amortization from discontinued operations	—	—	(4.2)
Operating income (loss) before depreciation and amortization (“EBITDA”)	$(1,840.6)	$468.6	$351.5
IAROC	303.6	111.3	94.2
Goodwill impairment charge	1,998.9	—	243.0

Adjusted EBITDA	$461.9	$579.9	$688.7

Earnings (loss) per share from continuing operations
Net income (loss) from continuing operations	$(2,200.4)	$30.6	$(148.8)
IAROC (2)	243.0	87.3	86.0
Goodwill impairment charge (3)	1,902.5	—	232.1

Adjusted net income (loss) from continuing operations	$(54.9)	$117.9	$169.3
Net income allocated to holders of preferred shares	22.2	34.0	39.6

Adjusted net income (loss) from continuing operations available to holders of equity shares	$(77.1)	$83.9	$129.7
Diluted average number of equity shares outstanding (in millions)	131.9	131.4	131.8
Earnings (loss) per share from continuing operations
Diluted	$(16.85)	$(0.03	$(1.43)
Adjusted diluted	$(0.58)	$0.64	$0.98

Free Cash Flow
Cash provided by operating activities	$68.0	$236.0	$469.5
Dividends on preferred shares	(17.6)	(43.1)	(39.6)
Additions to property, plant and equipment	(321.0)	(313.8)	(394.0)
Net proceeds from disposal of assets	101.4	82.5	16.4
Net proceeds from business disposals	—	28.5	66.9
Free cash flow (outflow)	$(169.2)	$(9.9)	$119.2

Figure 6

Adjusted: Defined as before IAROC and goodwill impairment charge

(1)          As reported in the Consolidated Statements of Cash Flows

(2)          Net of income taxes of $60.6 million for 2007, $24.0 million in 2006 and $8.2 million in 2005

(3)          Net of income taxes of $96.4 million in 2007 and $10.9 million in 2005

Reconciliation of non-GAAP measures

(In millions of US dollars, except per share data)

	Three months ended December 31,
	2007	2006
Operating income from continuing operations- adjusted
Operating income (loss) (“EBIT”)	$(1,936.5)	$28.0
Impairment of assets, restructuring and other charges (“IAROC”)	105.4	46.2
Goodwill impairment charge	1,832.9	—

Adjusted EBIT	$1.8	$74.2
EBIT	(1,936.5)	$28.0
Depreciation of property, plant and equipment(1)	84.5	$85.2
Amortization of other assets(1)	44.0	10.8
Operating income (loss) before depreciation and amortization (“EBITDA”)	$(1,808.0)	$124.0
IAROC	105.4	46.2
Goodwill impairment charge	1,832.9	—
Adjusted EBITDA	$130.3	$170.2

Earnings (loss) per share from continuing operations
Net income (loss) from continuing operations	$(1,826.1)	$11.6
IAROC (2)	80.9	33.0
Goodwill impairment charge (3)	1,743.3	—
Adjusted net income (loss) from continuing operations	$(1.9)	$44.6
Net income allocated to holders of preferred shares	5.5	7.6
Adjusted net income (loss) from continuing operations available to holders of equity shares	$(7.4)	$37.0
Diluted average number of equity shares outstanding (in millions)	132.0	131.6
Earnings (loss) per share from continuing operations
Diluted	$(13.87)	$0.03
Adjusted diluted	$(0.06)	$0.28

Figure 6

Adjusted: Defined as before IAROC and goodwill impairment charge

(1)          As reported in the Consolidated Statements of Cash Flows

(2)          Net of income taxes of $24.5 million for the fourth quarter of 2007 and $13.2 million in 2006

(3)          Net of income taxes of $89.6 million in 2007

Reconciliation of non-GAAP measures

($ millions)

	2007	2006	2005
Coverage Ratios from continuing operations

Adjusted EBITDA	$461.9	$579.9	$688.7

Financial expenses	$228.7	$134.2	$119.0
Interest coverage ratio (times)	2.0	4.3	5.8
Total Indebtedness	$2,890.9	$2,132.4	$1,855.1
Debt-to-Adjusted-EBITDA ratio (times)	6.3	3.7	2.7

Figure 6

4.         Liquidity and capital resources

This section was not updated to reflect the sale of the European operations, described in Section 2.

4.1  Operating activities

Cash provided by operating activities	Years ended December 31,
($ millions)	2007	2006
	$68.0	$236.0

The decrease in cash from operating activities generated in the fourth quarter and year ended December 31, 2007 compared to the same period in 2006 was due mainly to the shortfall attributable to the Company’s European segment and the depreciation of the U.S. dollar.

The deficiency in working capital was $1,069.4 million at December 31, 2007, compared to $76.0 million at December 31, 2006. The change is mainly due to the reclassification of the revolving credit facility and the first tranche of the unsecured Senior Notes into current maturities as at December 31, 2007. The working capital deficiency is also explained by the North American securitization program and the European Factoring program, which no longer meet certain criteria set forth in the Accounting Guideline 12 “Transfers of Receivables” and consequently have been recorded as new short term secured financing on the balance sheet of the Company. This increase in new short term secured financing was partly offset by an increase in accounts receivable at year end.

4.2  Financing activities

Financing Activities

Cash provided by financing activities	Years ended December 31,
($ millions)	2007	2006
	$282.5	$0.7

As of December 31, 2007, the Company had obtained waivers from its Banking syndicate and the sponsors of its North American securitization program until March 30, 2008 from compliance with certain financial tests under the relevant agreements in respect of the quarter ended December 31, 2007, in particular, the maximum Debt-to-EBITDA ratio of 4.50:1.00. These waivers (which are mirrored in the Equipment financing credit facility - refer to Note 16 (e)) were subject to a number of conditions including: the Company having to obtain on or before January 15, 2008 $125.0 million of new financing; to deliver on or before January 31, 2008 a “Refinancing Transaction”, being comprised of commitments or other arrangements satisfactory to the Company’s lenders which would have been used to reduce the Company’s current credit facility to $500.0 million by February 29, 2008 and further allow the repayment in full of the Company’s current credit facility on or before June 30, 2008. The Company was not able to put in place such refinancing transaction and on January 21, 2008, the Company was granted creditor protection under CCAA in Canada and under Chapter 11 in the United States.

Further to conversion notices received on or before December 27, 2007, the Company announced on February 26, 2008 that it had determined the final conversion rate applicable to the 3,975,663 Series 5 Cumulative Redeemable First Preferred Shares that were converted into Subordinate Voting Shares effective as of March 1, 2008. Taking into account all accrued and unpaid dividends on the Series 5 Preferred Shares up to and including March 1, 2008, the Company has determined that, in accordance with the provisions governing the Series 5 Preferred Shares, each Series 5 Preferred Share was converted on March 1, 2008 into 12.93125 Subordinate Voting Shares.  On March 27, 2008, the Company received notices with respect to 517,184 of its remaining 3,024,337 issued and outstanding Series 5 Cumulative Redeemable First Preferred Shares requesting conversion into the Company’s Subordinate Voting Shares effective as of June 1, 2008.

On November 26, 2007, the Company announced that it was suspending dividend payments on its Series 3 (classified as equity) and Series 5 (classified as liability) Preferred Shares. Accordingly, no dividends were paid in the fourth quarter of 2007 on those shares. Last year, during the same period, the Company paid $9.5 million to the holders of the preferred shares classified as equity. On a year-to-date basis, the Company paid dividends on preferred shares classified as equity of $17.6 million in 2007 compared to $43.1 million in 2006. Quebecor World suspended on November 7, 2006 the dividends payment on its Multiple Voting Shares and Subordinate Voting Shares. Accordingly, in the fourth quarter of 2006, no dividend was paid on its Multiple Voting Shares and Subordinate Voting Shares and $39.8 million was paid in the first nine months of 2006. These dividends are designated to be eligible dividends, as provided under subsection 89(14) of the Income Tax Act (Canada) and its provincial counterpart.

On November 19, 2007, the Company announced that in accordance with the provisions governing the Series 2 Preferred Shares and the Series 3 Preferred Shares none of its 12,000,000 issued and outstanding Series 3 Preferred Shares classified as equity were to be converted into Series 2 Preferred Shares on December 1, 2007. Subject to the declaration by the Board of Directors (which, as noted above, has been suspended), the holders of Series 2 Preferred Shares are entitled to receive quarterly fixed dividends at an annual rate of 6.13%.

On November 13, 2007, the Company announced a refinancing plan pursuant to which it intended to concurrently offer approximately CA$250 million of equity shares, $500 million of new debt securities and amend the Revolving bank facility. On November 20, 2007, due to adverse financial market conditions, the Company withdrew its refinancing plan.

On October 29, 2007, Quebecor World redeemed the outstanding Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) for a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on the Notes to the redemption date plus the applicable prepayment premium of $53.1 million due on the redemption date.

On September 28, 2007, the Company finalized new terms for its syndicated Revolving bank facility. The amendment included modification of the covenants to provide financial flexibility through to maturity of the agreement in January 2009. As part of the amendment, the Company agreed to reduce its facility from $1 billion to $750 million in October 2007, of which a portion will be secured by a lien on assets in an amount of $135.6 million. The amendment also included a commitment to reduce the facility to $500 million by July 1, 2008 and provided certain restrictions on the use of proceeds and terms of repayment and it included certain restrictive covenants, including the obligation to maintain certain financial ratios

On September 26, 2007, the Company included additional equipment in its lease agreement that was announced on December 19, 2006, increasing the total financing to approximately $100 million. On January 15, 2008, the Company finalized the conversion of all the equipment into the lease agreements.

In the third quarter of 2007, Quebecor World reimbursed CA$9.8 million ($9.2 million) on the long-term committed Equipment financing credit facility. As of December 31, 2007, the drawings under this facility amounted to CA$165.3 million ($168.5 million) compared to CA$118.0 million ($101.3 million) at the same date last year. In October 2007, the credit facility was secured by a lien on assets in an amount of $34.4 million. As required under the agreement, on January 3, 2008, the Company reimbursed CA$10.3 million ($10.2 million) on the Equipment financing credit facility.

On June 28, 2007, the Company redeemed all of the 6.00% Convertible Senior Subordinated Notes due on October 1, 2007 for a redemption price of 100.6% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest. The aggregate outstanding principal amount of the Notes was $119.5 million.

4.3  Investing activities

Cash used in investing activities	Years ended December 31,
($ millions)	2007	2006
	$229.9	$217.9

Additions to property, plant and equipment

On a year-to-date basis, $321.0 million has been invested in capital projects in 2007, compared to $313.8 million in 2006. Of that amount, approximately 79% represented organic growth, including expenditures for new capacity requirements, but mostly for productivity improvement. The remaining portion was spent on equipment transferred between plants and maintenance of the Company’s existing structure. In 2006, the amount related to organic growth represented 81% of total spending (89% excluding building purchases). Key year-to-date expenditures included approximately $47 million in North America and $51 million in Europe as part of the strategic retooling plans and a customer related project. Other notable projects are related to the Corinth, MS facility transformation into a dual-process, premier rotogravure and offset catalog facility.

Proceeds from business disposals and disposal of assets

In the fourth quarter of 2007, proceeds on disposal of assets amounted to $32.4 million, compared to $73.3 million during the same period in 2006. Proceeds in the last quarter were mainly related to the sale and leaseback of machinery and equipment installed in facilities in North America. On a year-to-date basis, proceeds on disposal of assets amounted to $101.4 million compared to $82.5 million in 2006. The higher proceeds in 2007 included $34.2 million related to the sale and leaseback of land and buildings of two Canadian facilities completed on March 23, 2007.

5.    Financial position

This section was not updated to reflect the sale of the European operations, described in Section 2.

The Company’s ability to manage its business is restricted during the Insolvency Proceedings and all steps or actions in connection therewith may, in certain circumstances, require the approval of the Company’s DIP Lenders, the Monitor and/or the Courts. See the “Risk factors” section of this MD&A.

5.1  Free cash flow

Free cash flow (outflow)	Years ended December 31,
($ millions)	2007	2006
	$(169.2)	$(9.9)

The Company reports free cash flow because it is a measure used by management to evaluate its liquidity (Figure 6). Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered as an alternative to the Consolidated Statement of Cash Flows. Free cash flow is a measure that can be used to gauge the Company’s performance over time. Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

The decrease in free cash flow compared to 2006 is due mainly to decrease in cash flows from operating activities as described above.

5.2  Financial ratios, financial covenants and credit ratings

Financial ratios

The key financial ratios used by management to evaluate the Company’s financial position are the interest coverage ratio and the debt-to-Adjusted-EBITDA ratio. Calculations of key financial ratios are presented in Figure 6. For the year ended December 31, 2007, the debt-to-Adjusted-EBITDA ratio was 6.3 times, compared to 3.7 times at December 31, 2006. The increase is due in large part to the reclassification of the securitization and factoring programs on-balance sheet to secured financing towards the end of 2008.

Financial covenants

The Company is subject to certain financial covenants in some of its major financing agreements. As discussed in Section 3.2 and in Note 16(a) and based on the waivers described, the Company was in compliance with all significant debt covenants at December 31, 2007.

The amounts disclosed in Figure 6 as well as the discussion in the “Financial ratios” section may not accurately represent figures used in the calculation of the actual debt covenants.

Credit ratings

Unsecured debt

As at April 18, 2008, the following credit ratings had been attributed to the senior unsecured debt of the Company:

Rating Agency	Rating
Standard and Poor’s	D
Dominion Bond Rating Service Limited	D

On November 20, 2007, Standard and Poor’s (“S&P”) lowered the Company’s credit rating from B to B-. On December 13, 2007, Dominion Bond Rating Service Limited (“DBRS”) lowered the Company’s credit rating from B to CCC. On December 18, 2007, S&P lowered the rating from B- to CCC and, on the following day, Moody’s Investors Service (“Moody’s”) lowered its rating from B3 to Caa2. On January 16, 2008, S&P and DBRS lowered their credit ratings, respectively, from CCC to D and from CCC to C. On January 21, 2008, the Company commenced the Insolvency Proceedings in Canada and in the US. On the same day, DBRS lowered its rating from C to D and the following day, Moody’s reduced its rating from Caa2 to Ca. Moody’s withdrew its rating on February 6, 2008.

Secured debt

Following the commencement of the Insolvency Proceedings, the Company’s senior secured debt is now being rated. Accordingly, on February 11, 2008, Moody’s attributed an initial rating of Ba3 to them and S&P, on February 13, 2008 rated them BBB.

5.3  Contractual cash obligations

The following table sets forth the Company’s contractual cash obligations for the items described therein as at December 31, 2007:

Contractual Cash Obligations

($ millions)

						2013 and
	2008	2009	2010	2011	2012	thereafter	Total
Long-term debt	$1,016.6	$2.8	$2.8	$2.9	$3.2	$1,264.4	$2,292.7
Capital leases	7.1	7.6	8.0	9.4	8.9	21.5	62.5
Interest payments on long-term debt and capital leases(1)	150.6	107.7	107.0	106.3	105.6	233.2	810.4
Operating leases	95.9	60.7	40.8	27.0	23.6	91.2	339.2
Capital asset purchase commitments	27.1	2.0	—	—	—	—	29.1
Total contractual cash obligations	$1,297.3	$180.8	$158.6	$145.6	$141.3	$1,610.3	$3,533.9

Figure 7

(1)	Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed as planned, and the outstanding balance as at December 31, 2007.

The Company has major operating leases pursuant to which it has the option to purchase the underlying equipment (presses and binders) at the end of the term. Whether the equipment will be acquired at the end of the lease term will depend on circumstances prevailing at the time the option is available. The total terminal value of these operating leases expiring between 2008 and 2015 is approximately $32.8 million.

The Company monitors the funded status of its pension plans very closely. During the twelve-month period ended December 31, 2007, the Company made contributions of $60.1 million ($82.5 million in 2006), which were in accordance with the minimum required contributions as determined by the Company’s actuaries. Minimum required contributions are estimated at $43.6 million for 2008.

6.     Off-balance sheet arrangements and other disclosures

This section was not updated to reflect the sale of the European operations, described in Section 2.

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

The Company has provided significant guarantees to third parties including the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates in 2008 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $13.2 million. As at December 31, 2007 the Company has recorded a liability of $4.8 million associated with these guarantees.

During 2007, certain assets under operating lease were purchased for a cash consideration of $74.8 million. The amount recorded in machinery and equipment was reduced by a provision of $14.0 million since the fair value of the equipment was lower than the cash consideration paid.

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

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the Consolidated Balance Sheets with respect to these indemnification guarantees as at December 31, 2007. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred and it would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt agreements

On December 31, 2007, Quebecor World announced that it was continuing to actively pursue financing options and solutions to its liquidity and balance sheet challenges. Also that day, the Company obtained waivers from its Banking syndicate and the sponsors of its North American securitization program until March 30, 2008 from compliance with certain financial tests under the relevant agreements in respect of the quarter ended December 31, 2007, in particular, the maximum Debt-to-EBITDA ratio of 4.50:1.00. These waivers (which are mirrored in the Equipment financing credit facility - refer to Note 16 (e)) were subject to a number of conditions including: the Company having to obtained on or before January 15, 2008 $125.0 million of new financing; and the Company having arranged for on or before January 31, 2008 a “Refinancing Transaction”, being comprised of commitments or other arrangements satisfactory to the Company’s lenders which would have been used to reduce the Company’s current credit facility to $500.0 million by February 29, 2008 and further allowed the repayment in full of the Company’s current credit facility on or before June 30, 2008.

On January 11, 2008, the Company acknowledged the receipt of a Cdn$400.0 million “rescue” financing proposal from Quebecor Inc. and Tricap Partners Ltd. Quebecor World announced on January 15, 2008 that it had not obtained the new $125 million financing required under the terms of its revolving credit facility and the waivers described above. The same day, the Company failed to make the interest payment on its $400.0 million Senior Notes due in 2015. On January 21, 2008, the Company commenced the Insolvency Proceedings by filing under the Companies Creditors Arrangement Act (CCAA) in Canada and in the United States under Chapter 11 of the United States Bankruptcy Code.

On January 23, 2008, the Company received a U.S. Court interim approval to borrow up to $750.0 million under the terms of a senior secured Debtor-in-Possession credit facility (DIP Agreement or DIP Facility). Section 1 of this MD&A provides more information about the DIP Agreement. On April 1, 2008, the Company announced it received final approval from the U.S. Court for the $1 billion Debtor-in-Possession (DIP) financing. The final order serves to confirm the $750 million of interim financing that was made available since the interim court order rendered on January 23, 2008 and increases the maximum availability by a further $250 million effective on the same date. The $1 billion financing is comprised of a term loan of $600 million and a revolving loan facility up to $400 million.

On September 28, 2007 the Company finalized new terms for its syndicated revolving bank facility: a portion of the revolving bank facility and the equipment financing credit facility from Société Générale, are secured by a lien on assets. The banking syndicate lenders and Société Générale were pledged substantially all of the shares of Quebecor World Memphis Corp owned by Quebecor World (USA) Inc., The Webb Company and Quebecor World Memphis LLC, all the shares of Quebecor World (USA) Inc owned by Quebecor Printing Holding Company, Quebecor World Memphis’ assets, a first ranking security interest and a first ranking pledge of Quebecor World Inc. inventory in Canada for a total security of $170.0 million.

Irrevocable standby letters of credit

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of December 31, 2007, the guarantee instruments amounted to $69.7 million. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The guarantee instruments mature at various dates in 2008.

Sales of accounts receivable

2007

In October 2007, the Company terminated its Canadian Securitization program. By December 31, 2007, the Company completed the amortization process set out in the agreement governing the Canadian securitization program as all accounts receivable generated in Canada were now governed by the North American program described below. In order to conclude the revised arrangement, CA$23.6 million ($24.3 million) of receivables which remained outstanding were repurchased under the North American program.

In October 2007, the Company amended its U.S. program (the North American program) to include accounts receivable generated by its Canadian operations. The North American Program limit was then $408.0 million ($459.0 million during certain periods of the year.)

As of December 31, 2007 the North American program did not meet certain criteria under accounting standards to achieve sale treatment, therefore, the amount outstanding of $428.0 million is presented as secured financing. The accounts receivable under the program serve to secure the financing. As at December 31, 2007, the accounts receivables pledged totalled $605.4 million. Since the program ceased to qualify as a sale of assets under accounting standards, fees payable under the program are thereafter recorded as interest expense in the consolidated statement of income.. Subsequent to the year end and following the filing under creditor protection, the North American program was reimbursed in its entirety and the program was terminated on January 23, 2008.

In October 2007, the Company commenced the liquidation of its European Securitization Program. By December 31, 2007, any amounts outstanding under this program had been repurchased thus completing the amortization process set out in the agreement governing the European securitization program.

On November 22, 2007, the Company entered into a factoring program of its accounts receivable in France. Under this program (the Factoring program), the Company entered into agreements to sell up to EUR47.0 million ($69.2 million) of selected receivables with limited recourse. As at December 31, 2007, the Company had sold accounts receivable of EUR27.7 million ($40.7 million) under the Factoring program. The agreement can be terminated by either party upon one month’s notice.

The Factoring program does not meet certain criteria under accounting standards to achieve sale treatment.  Accordingly, the funds received under this program are presented as secured financing for an aggregate amount of EUR23.4 million ($34.5 million). The related accounts receivable under the program serve to secure the financing. As at December 31, 2007, the accounts receivables pledged totalled $40.7 million.

2006

In 2006, the U.S. securitization program (the “U.S. Program”) agreement limit was $408.0 million ($459.0 million during peak season). As at December 31, 2006, the amount outstanding under the U.S. Program was $374.0 million. Consistent with its U.S. securitization agreement, the Company sold all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

In 2006, the Company sold, with limited recourse, a portion of its Canadian accounts receivable on a revolving basis (the “Canadian Program”). The Canadian Program limit was CA$135.0 million. As at December 31, 2006 the amount outstanding under the Canadian Program was CA$89.0 million ($76.4 million).

In 2006, the European securitization program (the “European Program”) had allowed the Company to sell, with limited recourse, a portion of its accounts receivable from its Spanish and French facilities on a revolving basis. The European Program limit was EUR153.0 million. As at December 31, 2006, the amount outstanding under the European Program was EUR97.9 million ($129.1 million).

At December 31, 2006, an aggregate amount of $802.5 million of accounts receivable had been sold under the three programs, of which $223.0 million were kept by the Company as a retained interest, resulting in a net aggregate consideration of $579.5 million on the sale. The retained interest was recorded in the Company’s accounts receivable, and its fair value approximated its cost, given the short-term nature of the collection period of the accounts receivable sold. The rights of the Company on the retained interest were subordinated to the rights of the investors under the programs. There was no recourse under the programs on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Company.

The Company had retained the responsibility for servicing, administering and collecting accounts receivable sold. No servicing asset or liability had been recognized, since the fees the Company receives for servicing the receivables approximate the related costs.

Securitization fees and interest on secured financing varied based on commercial paper rates in Canada and the United States and on Euribor in Europe and, generally, have provided a lower effective funding cost than available under the Company’s bank facilities.

Leases

The Company rents premises and machinery and equipment under operating leases with third parties, which expire at various dates up to 2018 and for which undiscounted minimum lease payments total $339.2 million as at December 31, 2007. The minimum lease payments for the year 2007 were $89.1 million. Of the total minimum lease payments, approximately 65% was for machinery and equipment. The Company has guaranteed a portion of the total residual values for a maximum exposure of $13.2 million.

6.2  Derivative financial instruments

The Company uses a number of financial instruments including: cash and cash equivalents, accounts receivable, receivables from related parties, restricted cash, bank indebtedness, trade payables, accrued liabilities, payables to related parties, long-term debt and convertible notes. The carrying amounts of these financial instruments, except for long-term debt and convertible notes, approximate their fair values due to their short-term nature. The fair values of long-term debt and convertible notes are estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity.

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not hold or use any derivative instruments for speculative purposes and adheres to a financial risk management policy.

The Company manages interest rate exposure by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, the Company uses interest rate swap agreements to manage its exposure to fluctuations in interest rates on its long-term debt. Contracts outstanding at December 31, 2007 had a notional value of $200.0 million and expire in 2008. Interest expense is adjusted to include amounts payable or receivable under the swap agreements. The total adjustment recorded to interest expense was an expense of $4.4 million for 2007 and $4.0 million for the same period in 2006.

The Company enters into foreign exchange forward contracts to hedge foreign denominated sales and related receivables, debt, and equipment purchases. The contracts outstanding at December 31, 2007 had a notional value of $524.0 million and expire in 2008 and 2011. The foreign exchange gains and losses are recognized as an adjustment to the corresponding revenues, financial expenses and cost of equipment when the transaction is recorded. The total amounts recorded to these accounts for 2007 for these contracts were revenues of $4.3 million for foreign-denominated sales, and a loss of $11.7 million for other foreign-denominated transactions (revenues of $13.2 million, and a loss of $1.3 million, respectively, for 2006). For Canada and Europe, the foreign-denominated revenues as a percentage of their total revenues were approximately 20% and 12%, respectively in 2007. The forward contracts used to manage exposure to currency fluctuations with respect to these foreign-denominated sales and related receivables were settled with highly favorable results in the current year. In 2008, the Company expects to have a lower level of revenues in its mitigation of exchange rate risk from foreign exports as a result of having fewer hedges in place and less favorable rates compared to 2007.

The Company enters into foreign exchange forward contracts and cross-currency swaps to hedge foreign denominated asset exposures. The contracts outstanding only comprised forward contracts at December 31, 2007 and had a notional value of $44.1 million expiring in 2008. The foreign exchange gains and losses on such foreign denominated assets are recorded to income. The changes in the fair values of the derivative instruments are also recorded to income to compensate the foreign exchange gains and losses on the translation of the foreign denominated assets. The total adjustment recorded to derivative gain or loss related to these contracts was a loss of $86.8 million for 2007 (a loss of $28.4 million for 2006).

The Company also enters into commodities swap contracts to hedge certain future identifiable energy price exposures related to the purchases of natural gas. Contracts outstanding at December 31, 2007 covered a notional quantity of 1,243,660 gigajoules in Canada and 6,784,596 MMBTU in the United States and expire between January 2008 and June 2010. For contracts qualifying and designated as cash flow hedges, the total adjustment to gas cost for 2007 was a loss of $10.2 million (a loss of $10.4 million in 2006). For contracts outstanding for which hedge accounting is not applied, the portion of the change in the contracts’ fair values recorded to derivative gains or losses was a loss of $1.7 million for 2007 (a loss of $1.3 million for 2006).

While the counterparties of these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.

Realized gains or losses associated with derivative instruments designated in a qualified cash flow hedge that have been terminated or have ceased to be effective prior to maturity are deferred on the balance sheet and recognized in income during the period in which the underlying hedged transaction is recognized. For 2007, the total amount of gain deferred in accumulated other comprehensive income in relation to terminated derivative instruments was $6.3 million net of tax ($4.9 million deferred as a liability for 2006) and the total amount of gain recognized as income was $1.6 million ($1.7 million for 2006).

Following the commencement of the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were subsequently terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates (Figure 8).

Fair Value of Derivative Financial Instruments (Continuing Operations)
($ millions)

	2007		2006
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments
Interest rate swap agreements	$(2.7)	$(2.7)	$—	$(7.5)
Foreign exchange forward contracts	(48.8)	(48.8)	(12.7)	(15.5)
Commodity swaps	(6.2)	(6.2)	(1.4)	(13.7)

Figure 8

6.3  Related party transactions (Amended)

Related Party Transactions
($ millions)

	Years ended December 31,
	2007	2006	2005
Companies under common control:
Revenues	56.3	$66.3	$64.9
Selling, general and administrative expenses	25.0	13.6	17.6
Management fees billed by Quebecor Inc.	5.0	4.8	4.5

Figure 9

Quebecor Inc. (“Quebecor”), directly and through a wholly-owned subsidiary, holds 75.5% of the outstanding voting interests in Quebecor World. As a result, Quebecor has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor may conflict with the interests of other holders of Quebecor World equity and debt securities. However, the Court has exempted Quebecor World from the requirement to hold an annual meeting of shareholders until such time as the Company emerges from the Insolvency Proceedings (see Note 1). In addition, any fundamental transaction or proposed change to Quebecor World’s organizational documents would require Court approval. Consequently, even though Quebecor currently holds 75.5% of the Company’s outstanding voting interests, it is unlikely that Quebecor will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Company.

During the second quarter of 2008, the Company acquired all rights, title and interest to an aircraft previously leased by the Company from a third party and subsequently sold it to Quebecor Media Inc. The transaction was done at fair value based on two independent appraisals; the Company received a cash consideration of $20.3 million, resulting in a gain on disposal of $9.9 million.

On October 1, 2008, as part of the review of contracts (see Note 1) the Company repudiated a 10 year manufacturing agreement with subsidiaries of Quebecor Media Inc. that was entered during October of 2007 for the printing of directories, representing a maximum of $11.5 million of purchases per year. Following this repudiation, the subsidiaries of Quebecor Media Inc. filed a claim against the Company for an amount of $46.7 million.

As part of the Canadian claims procedure described in Note 1, the Company has received claims from Quebecor and certain of its subsidiaries (“Quebecor Group of Companies”), including the claim of $46.7 million related to the repudiation indicated above. As at the date hereof, it is not possible to determine the accuracy and completeness of the other claims that were filed, whether or not such claims will be disputed and whether or not such claims will be subject to discharge in the Insolvency Proceedings.  These claims will be analyzed as part of the claims process described in Note 1.

There are other motions filed by the Company to recover certain assets from the Quebecor Group of Companies.  The Company does not believe that the resolution of these claims will have a material adverse effect upon the Company’s consolidated financial position.

The Company received letters from Pierre Karl Péladeau, Érik Péladeau (Vice-Chairman of the Board), Jean Neveu and Jean La Couture (Chairman of the Audit Committee) advising that they have resigned from the Board of Directors. These directors also serve on the board of Quebecor Inc. and Quebecor Media Inc., and have determined that, as a result of the claims that have been filed by the Quebecor Group of Companies as part of Quebecor World’s court protected restructuring process, their resignations are advisable.

The Company has entered into transactions with its parent company, Quebecor Inc., and its other subsidiaries, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from the parent company’s media subsidiaries mostly involved the printing of magazines. During the second quarter of 2007, a real estate asset was sold to a shareholder of the parent company at fair value established based on an independent estimate.

In October 2007, the Company sold a property to a company under common control, Quebecor Media Inc., for consideration of CA$62.5 million ($64.0 million). Simultaneously, the Company entered into a long-term lease over a term of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$43.9 million ($44.9 million) on the date of the transactions and the Company assumed a net balance of sale, including interest, of CA$7.0 million ($7.2 million) receivable in 2013.

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

In 2000, the Company entered into a strategic agreement with Nurun Inc. (“Nurun”). The agreement included a commitment from the Company to use the services of Nurun (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its parent company and subsidiaries, as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2007, the cumulative services registered by Nurun under this agreement amounted to $26.2 million.

6.4  Outstanding share data (Amended)

Figure 10 discloses the Company’s outstanding share data as at April 18, 2008.

Outstanding Share Data
($ in millions and shares in thousands)

	April 18, 2008
	Issued and outstanding shares	Book value
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	136,995	1,166.0
First Preferred Shares, Series 3 - Equity	12,000	212.5
First Preferred Shares, Series 5 - Classified as liability	3,024	3,049.7

Figure 10

As of April 18, 2008, a total of 6,298,863 options to purchase Subordinate Voting Shares were outstanding, of which 3,453,442 were exercisable.

On March 1, 2008, 3,975,663 Series 5 Cumulative Redeemable First Preferred Shares were each converted into 12.93125 Subordinate Voting Shares. Consequently, approximately 51.4 million new Subordinate Voting Shares were issued by the Company.

On June 1, 2008, 517,184 Series 5 Cumulative Redeemable First Preferred Shares were each converted into 13.146875 Subordinate Voting Shares.  Consequently, approximately 6.8 million new Subordinate Voting Shares were issued by the Company.

On September 1, 2008, 744,124 Series 5 Cumulative Redeemable First Preferred Shares were each converted into 13.3625 Subordinate Voting Shares. Consequently approximately 9.9 million new Subordinate Voting Shares were issued by the Company.

On December 1, 2008, 66,601 Series 5 Preferred Shares were each converted into 13.578125 Subordinate Voting Shares. Consequently approximately 0.9 million new Subordinate Voting Shares were issued by the Company.

6.5  Controls and procedures (Amended)

Overview

As mentioned in the preceding sections, there were a number of significant events that occurred during the year, including the proposed sale and merger of European operations, various financing activities and bankruptcy protection measures which were undertaken during the preparation of the year-end financial statements. These significant events created an environment of substantial work overload and time constraint, which led to changes in personnel and lack of sufficient personnel, which in aggregate directly, impacted the operating effectiveness of the Company’s internal controls over financial reporting discussed below. The impact on the internal controls over financial reporting was restricted to and evident in the last two quarters of the year ended December 31, 2007, which was when the significant events occurred

Evaluation of Disclosure Controls and Procedures

Quebecor World’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Senior Vice President and Chief Accounting Officer, to allow timely decisions regarding required disclosure.

As of December 31, 2007, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and Senior Vice President and Chief Accounting Officer, of the effectiveness of Quebecor World’s disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the President and Chief Executive Officer and Senior Vice President and Chief Accounting Officer concluded that as a result of the material weaknesses in the Company’s internal control over financial reporting discussed below, the disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

Management’s Report on Internal Control over Financial Reporting

Management, including the President and Chief Executive Officer and the Senior Vice President and Chief Accounting Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under Canadian Securities Administrators Rule and Policies.

Quebecor World’s internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP) and reconciled to U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2007, management assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified material weaknesses in internal control over financial reporting as described below. As defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis.

Given the circumstances faced by the Company, it did not maintain effective processes and controls related to impairment of long-lived assets and goodwill, controls over the accounting for and reporting of complex and non-routine transactions and control activities specifically related to period-end review procedures.

•     Specific to the impairment of long-lived asset and goodwill, the Company did not have the long-term forecasts, and hence it lacked timely monitoring of operations to complete an effective impairment analysis on a timely basis, and it did not have the proper oversight controls and procedures to validate information prepared by external specialists, in order to identify and document sufficiently its analysis that would have impacted the impairment of assets, restructuring and other charges and the goodwill impairment charge. As a result, errors were identified and corrected prior to the issuance of the Company’s 2007 Consolidated Financial Statements. However, this deficiency could have resulted in a material non-cash adjustment to the impairment of assets, restructuring and other charges, and the goodwill impairment charge and, therefore, there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

•     Specific to complex and non-routine transactions, the Company did not adequately analyze and review the accounting for and reporting of complex and non-routine transactions. The Company determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters and lack of communication between various functions within the Company.

Theses deficiencies impacted the following items: classification of long-term debt, securitization of accounts receivable, valuation of derivatives instruments, recording of sale and leaseback of property, plant and equipment, valuation of future income taxes and presentation of cash flows from operating and financing activities. The deficiencies resulted in material errors that were identified and corrected prior to the issuance of the Company’s 2007 Consolidated Financial Statements. However, these deficiencies, which are pervasive in nature, could have resulted in a material adjustments to the financial statements and, therefore, there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

•     Specific to period-end controls and procedures, the Company did not on a timely basis, adequately perform those procedures in the following areas: (i) review and approval of account analysis and reconciliations, and (ii) review of journal entries. As a result of this deficiency, errors were identified and corrected prior to the issuance of the Company’s 2007 Consolidated Financial Statements. However, this deficiency, which is pervasive in nature, could have resulted in a material adjustments to the financial statements and, therefore, there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

Because of the material weaknesses described above, management has concluded that as of December 31, 2007, the Company’s system of internal control over financial reporting was not effective. Notwithstanding the above-mentioned weaknesses, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company’s consolidated financial position and the consolidated results of the operations, as of and for the year ending December 31, 2007.

Our independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report expressing an adverse opinion on the effectiveness of internal control over financial reporting as at December 31, 2007, which report is included on page 5 of the Consolidated Financial Statements year ended December 31, 2008.

Changes in Internal Control Over Financial Reporting

During the last quarter of 2007, the change occurred that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting, is related to the implementation of the new application software (Taxware) for the plants in the U.S.; the software is used to capture pertinent billing data to provide sales tax to customers and facilitate the tax remittance process.

To address the Company’s remediation plans last year, it revised its impairment of long term assets methodology and based on that revision, the Company provided specific training to its accounting staff and issued standardized, exhaustive checklists to identify events that trigger impairment. Currently, the Company is working to develop and deploy an improved forecasting system to provide more appropriate analysis in the accounting for impairment of long lived assets and goodwill.

Remediation Plans

In response to the material weaknesses identified above, the Company has already started and will continue remediation plans to address the material weaknesses, by taking the following actions:

1.	The Company has created a Special Projects Group to manage the bankruptcy protection issues and requests; this will alleviate some of the work overload in the finance and accounting departments.
2.	The Company has created a Restructuring Committee to manage the activities around various projects; this will alleviate some of the work overload in the finance and accounting departments.
3.

The Company continues to leverage external resources with specific accounting expertise to consult on complex accounting matters. Management will exercise greater oversight and monitoring over these consultations.

4.	The Company continues to pursue hiring additional staff for the finance and accounting departments with key technical skills.
5.	The Company will develop and deploy a more comprehensive system to review and monitor complex and non-routine transactions.
6.

The Company will establish a system of cross-functional coordination and communication to provide for timely dissemination of information that could have an impact on the consolidated financial statements.

During the third quarter of 2008, management identified and implemented new controls that it believes have significantly improved the Company’s internal control over financial reporting.  These new controls were implemented with a view to specifically addressing the material weaknesses in the Company’s internal control over financial reporting that were identified in 2007. However, the newly implemented controls have not yet been tested and thus the Company is not in a position at the present time to conclude as to their effectiveness, although it is currently anticipated that such tests will be performed in the fourth quarter of 2008.

7.     Critical accounting estimates and accounting policies

This section was not updated to reflect the sale of the European operations, described in Section 2.

7.1  Critical accounting estimates

The rules of the two Canadian securities regulatory authorities define critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a Company’s financial condition or results of operations.

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

As disclosed in Note 2(b), the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment and goodwill, the valuation of future income tax assets and of contract acquisition costs.  The Company made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets.

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

Based on the results of the latest impairment test performed, the Company recorded a goodwill impairment charge of $1,998.9 million in 2007 ($243 million goodwill impairment charge for the European reporting unit was recorded in 2005). Management will continue to monitor its segment for indicators of potential impairment as appropriate.

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

The Company recorded a total impairment charge of $256.1 million in the year ended December 31, 2007 based on the results of these tests ($33.0 million total impairment charge was recorded in 2006). Although management concluded that at December 31, 2007 no further impairment charges were required other than those discussed above, the Company continues to monitor groups of assets to identify any new events or changes in circumstances that could indicate that their carrying values are not recoverable. In the event that such a situation is identified or that actual results differ from management’s estimates, an additional impairment charge could be necessary.

Pension and other postretirement benefits

Weighted average assumptions used in the
measurement of the Company’s pension benefits

	2007	2006
Accrued benefit obligation as of December 31:
Discount rate	6.0%	5.6%
Rate of compensation increase	3.4%	3.4%
Benefit costs for year ended December 31:
Discount rate	5.6%	5.4%
Expected return on plan assets	7.5%	7.6%
Rate of compensation increase	3.4%	3.4%

Figure 11

The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of the Company’s various pension plans were performed during the last three years or more frequently where required by law. Plan assets are measured at fair value and consist of equity securities, corporate and government fixed income securities and cash or cash equivalents. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase (Figure 11) and the health care cost trend rate.

The discount rate assumption used to calculate the present value of the plans’ projected benefit payments was determined using a measurement date of September 30, 2007 and based on yields of long-term high-quality fixed income investments.

The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of historical performance analyses and forward-looking views of the financial markets. The targeted asset allocation of the plans is approximately 64% for equity and 36% for fixed income securities and cash.

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

Health care costs

The Company provides health care benefits to employees in North America and covers approximately 70% to 75% of the costs under these employee health care plans. The Company actively manages its health care spending with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Health care costs and liabilities are estimated with the help of actuaries. Health care costs continued to increase in 2007, consistent with the national trend. Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year’s liability.

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

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s consolidated statements. In determining its provision for income taxes, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. Income tax assets and liabilities, both current and future, are measured according to enacted income tax legislation that is expected to apply when the asset is realized or the liability is settled. The Company regularly reviews the recognized and unrecognized future income tax assets to determine if a valuation allowance is required or needs to be adjusted. The Company’s future income tax assets are recognized only to the extent that, in the Company’s opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates, assumptions and judgments in assessing the potential for future recoverability, while at the same time considering past experience. If these estimates, assumptions or judgments change in the future, the Company could be required to reduce or increase the value of the future income tax assets or liabilities resulting in income tax expense or recovery. The Company’s tax legislation interpretations could differ from those of tax authorities and our tax filings are subject to government audits, which could materially change the amount of both current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense.

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

The Company also maintains third-party insurance coverage against U.S. workers’ compensation claims which could be unusually large in nature as discussed in the “Risks factors” section hereafter.

7.2    Change in accounting policy

Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments Recognition and Measurement and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

(a)     Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)    Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its restricted and unrestricted cash and cash equivalents and temporary investments as held for trading. Accounts receivable, receivables from related parties, loans and other long-term receivables included in other assets were classified as loans and receivable. Portfolio investments were classified as available for sale. All of the Company’s financial liabilities were classified as other financial liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of the derivatives are recognized in financial expenses with the exception of derivatives designated in a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.

(c)    Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross-currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new sections, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•       Decrease of other assets by $24.3 million

•       Decrease in trade payable and accrued liabilities by $0.6 million

•       Increase of other liabilities by $18.9 million

•       Decrease of long-term debt by $23.5 million

•       Decrease of future income tax liabilities by $7.2 million

•       Decrease of retained earnings by $4.9 million

•       Decrease of accumulated other comprehensive income by $7.0 million

Finally, the adoption of the new standards had no material impact on net income in 2007.

7.3    Reclassification

During the second quarter of 2007, the Company reclassified the Series 5 Cumulative Redeemable First Preferred Shares in the amount of $150.2 million as at December 31, 2006 and of $178.5 million as at December 31, 2007 from Capital stock and Accumulated other comprehensive income to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook section 3861). Dividends on these shares are now presented in the consolidated statement of income as dividends on preferred shares classified as liability. This reclassification was not material to the Company’s consolidated financial statements.

7.4    Recent accounting developments

The CICA has issued the following new Handbook sections:

In December 2006, the CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard will be applied in the first quarter of 2008 for the Company.

In December 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and will be applied in the first quarter of 2008.

In March 2007, the CICA issued a new accounting standard, Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effect of this standard on its consolidated financial statements.

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effect of adopting this standard.

8.         Risk factors

This section was not updated to reflect the sale of the European operations, described in Section 2.

The Company urges all current and potential investors to carefully consider the risks described below, the other information contained in this MD&A and other information and documents filed by the Company with the appropriate securities regulatory authorities before making any investment decision with respect to any of the Company’s securities. The risks and uncertainties described below are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems to be immaterial, may also become important factors that affect it. If any of the following risks actually occurs, the Company’s business, cash flow, financial condition or results of operations could be materially adversely affected.

8.1    Primary risk factors

The Company and many of its subsidiaries are currently subject to creditor protection and restructuring proceedings in both Canada and the United States. It is unlikely that the Company’s existing Multiple Voting Shares and Subordinate Voting Shares will have any material value in a restructuring plan of arrangement, and there is also a risk such shares could be cancelled. If the Company fails to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Courts, substantially all of its debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of the Company’s assets.

On January 21, 2008 (the “Filing Date”), the Company obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 of its US subsidiaries (collectively, the “Applicants”). On the same date, those same US Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Company’s European and Latin American subsidiaries are not subject to the Insolvency Proceedings.

Pursuant to the Initial Order, the Applicants are provided with the authority to, amongst other things, file with the Court and submit to their creditors a plan of compromise or arrangement under the CCAA and operate an orderly restructuring of their business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the Initial Order, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate.

The U.S. Bankruptcy Code provides for all actions and proceedings against the US subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay and, pursuant to a subsequent order of the Court rendered on February 19, 2008, this stay period has been extended to May 12, 2008. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and of the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final plan of reorganization, compromise or arrangement. Any such plan will be subject to approval by affected creditors, as well as Court approval.

In light of the Insolvency Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares and Subordinate Voting Shares will have any material value in, and following the approval of, a restructuring plan of arrangement there is a risk such shares could be cancelled. There is also a risk that if the Company fails to successfully implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court, substantially all of its debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of the Applicants’ assets.

The Company’s ability to manage its business is restricted during the Insolvency Proceedings and all steps or actions in connection therewith may, in certain circumstances, require the approval of the Company’s DIP Lenders, the Monitor and/or the Courts.

The Company’s DIP Facility provides for various restrictions on, among other things, the Company’s ability to incur additional debt, secure such debt, make investments, dispose of its assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of the Company’s DIP lenders if they exceed certain thresholds set forth in the DIP Facility, and may, in certain cases, require the consent of the Monitor and/or the Courts.

The above Primary Risk Factors relating to the Company and the Insolvency Proceedings should be borne in mind by the reader when you read each of the additional risk factors set forth below.

8.2    Other risk factors

Risks relating to the Company’s Business

The Company’s revenue is subject to cyclical and seasonal variations and prices of, and demand for, its printing services may fluctuate significantly based on factors outside of the Company’s control

The business in which the Company operates is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets it serves, as well as by local, regional, national and global economic conditions. The Company’s business operations are seasonal, with the majority of its historical operating income during the past five financial years being recognized in the third and fourth quarters of the financial year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect the Company’s cash flows and results of operations.

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

The Company will be required to make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive, which may significantly increase its costs or disrupt its operations

Because production technologies continue to evolve, the Company must make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. The Company may therefore be required to invest significant capital in improving production technologies. If the Company cannot obtain adequate capital or does not respond adequately to the need to integrate changing technologies in a timely manner, its operating results, financial condition or cash flows may be adversely affected.

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

The Company may be adversely affected by strikes and other labor protests

As of December 31, 2007, Quebecor World has 47 collective bargaining agreements in North America. Furthermore, 13 collective bargaining agreements are under negotiation (1 of these agreements expired in 2007, 11 expired in 2006 and 1 expired prior to 2006). In addition, 9 collective bargaining agreements, covering approximately 1,850 employees, will expire in 2008.

The Company has approximately 21,600 employees in North America, of which approximately 6,700 or approximately 31% are unionized. Currently, 68 of the Company’s plants and related facilities in North America are non-unionized.

The Company also has approximately 1,900 employees in Latin America, of which the majority are either governed by agreements that apply industry wide or by a collective agreement.

The Company has approximately 4,100 employees in continental Europe. Labor relations with employees in the Company’s European facilities are governed by agreements that apply industry-wide and that set minimum terms and conditions of employment.

While relations with Quebecor World’s employees have been stable to date and there has not been any material disruption in operations resulting from labor disputes, the Company cannot be certain that it will be able to maintain a productive and efficient labor environment. The Company cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can it assure with certainty that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations will not occur. Any strikes or other forms of labor protests in the future could materially disrupt the Company’s operations and result in a material adverse impact on its financial condition, operating results and cash flows, which could force the Company to reassess its strategic alternatives involving certain of its operations.

The Company may be adversely affected by interest rates, foreign exchange rates and commodity prices

The Company is exposed to market risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. Because a portion of the Company’s operations are outside the United States, significant revenues and expenses will be denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of the Company’s non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into the Company’s financial statements. The Company uses a number of derivative financial instruments to mitigate these risks such as foreign exchange forward contracts and cross currency swaps, interest rate swap agreements and commodity swap agreements. Quebecor World cannot be sure, however, that its efforts at hedging will be successful. There is always a possibility that attempts to hedge currency, interest rate and commodity risks will lead to higher costs than would be the case if it were unhedged.

There are risks associated with the Company’s operations outside the United States and Canada

The Company has significant operations outside the United States and Canada. Revenues from its operations outside the United States and Canada accounted for approximately 24% of the Company’s revenues for the year ended December 31, 2007. As a result, the Company is subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of the Company’s business strategy.

Increases in fuel and other energy costs may have a negative impact on the Company’s financial results

Fuel and other energy costs represent a significant portion of the Company’s overall costs. Quebecor World may not be able to pass along a substantial portion of the rise in the price of fuel and other energy costs directly to its customers. In that instance, increases in fuel and other energy costs, particularly resulting from increased natural gas prices, could adversely affect operating costs or customer demand and thereby negatively impact the Company’s operating results, financial condition or cash flows.

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

The Company’s operations generate wastes that are disposed of off-site. Under certain environmental laws, the Company may be liable for cleanup costs and damages relating to contamination at these off-site disposal locations, or at its existing or former facilities, whether or not the Company knew of, or was responsible for, the presence of such contamination. The remediation costs and other costs required to clean up or treat contaminated sites can be substantial. Contamination on and from its current or former locations may subject the Company to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect its ability to sell or rent our properties or to borrow money using such properties as collateral.

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

The Company may be required to take additional goodwill impairment charges and additional write-downs of the value of its long-lived assets.

The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the announced sale of the Company’s European operations (which, subsequently, was not consummated), management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million at September 30, 2007.

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units.

During the year, Quebecor World recorded a $256.1 million impairment charge on long-lived assets in North America, Europe and Latin America principally applied to machinery and equipment. In North America, this charge was a result of impairment tests being triggered because of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities. In Europe, the impairment test was triggered as a result of the proposed sale/merger of Quebecor World Europe with Roto Smeets De Boer NV, which, subsequently, was not consummated.

The Company may, however, be required to take additional goodwill impairment charges and additional write-downs on the value of its long-lived assets. Among other factors, the trading price of the Company’s listed securities may trigger additional goodwill impairment charges and additional asset write-downs. Our management concluded that for the year ended December 31, 2007, the Company did not maintain effective process and controls over the determination of the impairment of its long-term assets and that this constituted a material weakness in our internal control. In the event we are required to take additional goodwill impairment charges or additional asset write-downs, our financial results and operations as well as the trading prices of our various outstanding securities could be adversely affected.

The Company could be adversely affected by health and safety requirements

The Company is subject to requirements of Canadian, U.S. and other foreign occupational health and safety laws and regulations at the federal, state, provincial and local levels. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on Quebecor World’s financial condition or results of operations. The Company cannot assure investors that it has been or that it will be at all times in complete compliance with all such requirements or that it will not incur material costs or liabilities in connection with those requirements in the future.

Changes in postal rates and postal regulations may adversely impact demand for the Company’s products and services.

Postal costs are a significant component of many of the Company’s customers’ cost structures and postal rate changes can influence the number of pieces that its customers are willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on the Company’s business.

The Company is controlled by Quebecor Inc

Quebecor Inc., directly and through a wholly-owned subsidiary, currently holds 77.4% of the voting interest in Quebecor World. As a result, Quebecor Inc. is able to exercise significant influence over the Company’s business and affairs and has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of other holders of our equity and debt securities. However, the Court has exempted Quebecor World from the requirement to hold an annual meeting of shareholders until such time as the Company emerges from the Insolvency Proceedings.  In addition, any fundamental transaction or proposed charge to Quebecor World’s organizational documents would require Court approval.  Consequently, even though Quebecor Inc. currently holds 77.4% of the Company’s outstanding voting interests, it is unlikely that Quebecor Inc. will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Company.

We have identified a material weakness in the Company’s internal control over financial reporting and concluded that such control was not effective as of December 31, 2007, and that the Company’s disclosure controls and procedures were not effective as of the same date. If the Company fails to maintain effective internal control over financial reporting, it may not be able to accurately report its financial results. The Company is subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the United States. The Company can provide no assurance that it will at all times in the future be able to report that its internal control is effective.

As a public company, Quebecor World is required to comply with Section 404 of the Sarbanes-Oxley Act, and it has to obtain an annual attestation from its independent auditors regarding its internal control over financial reporting and management’s assessment of internal control over financial reporting, as well as with the corresponding applicable Canadian securities laws. In any given year, the Company cannot be certain as to the timing of completion of its internal control evaluation, testing and remediation actions or of their impact on its operations. Upon completion of this process, the Company may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, Quebecor World is required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal control that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If the Company fails to comply with the requirements of Section 404 or report a material weakness, the Company might be subject to regulatory sanction and investors may lose confidence in its financial statements, which may be inaccurate if the Company fails to remedy such material weakness.

The Company has disclosed in this annual Management’s Discussion and Analysis for the financial year ended December 31, 2007 (see section 5.5, “Controls and procedures”) that its system of internal control over financial reporting was not effective as of such date and therefore that its disclosure controls and procedures were also not effective as of such date. More specifically, the Company did not maintain effective processes and controls over the determination of the impairment of long-term assets. In order to remedy the said weakness, the Company has undertaken to reinforce its process for determining impairment of long-term assets. The Company continues to make progress in executing the remediation plans it has established in order to further improve its internal control in general and also address the said weakness. The failure to do so within a reasonable time frame could adversely impact the accuracy of the reports and filings the Company makes with the SEC and the Canadian securities regulatory authorities.

The Company is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plans. If the company were to experience a substantial turnover in leadership, its business, results from operations and financial condition could be materially adversely affected.

The Company is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plans. If the Company were to experience a substantial turnover in its leadership, its business, results from operations and financial condition could be materially adversely affected. Additionally, the Company may be unable to attract and retain additional qualified executives as needed in the future.

Acquisitions have contributed to growth in the industry in which the Company operates and will continue to do so, making the Company vulnerable to financing risks and the challenges of integrating new operations into its own.

Due to fragmentation in the commercial printing industry, growth in the industry in which the Company operates will continue to depend, in part, upon acquisitions, and it may consider making strategic or opportunistic acquisitions in the future. The Company cannot assure you that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into its operations or that it will fully realize the intended results of any acquisitions. The Company may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. The Company cannot assure you that it will be able to obtain any such financing upon acceptable terms. While the Company continuously evaluate opportunities to make strategic or opportunistic acquisitions, it has no present commitments or agreements with respect to any material acquisitions.

Risk relating to the Company’s various outstanding securities

The Company’s indebtedness and significant interest payment obligations could adversely affect its financial condition and prevent it from fulfilling its obligations under its various outstanding notes, debentures and other debt securities

The Company and its consolidated subsidiaries have indebtedness and, as a result, significant interest payment obligations. As of December 31, 2007, the Company and its consolidated subsidiaries had a total indebtedness of $2,890.9 million. The Company’s DIP Lenders and the Court could permit the Company or its consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in certain circumstances. To the extent the Company incurs additional indebtedness; the risks discussed below will increase.

Quebecor World’s degree of leverage could have significant consequences, including the following:

•                       make it more difficult for the Company to satisfy its obligations with respect to its notes;

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

Some of Quebecor World’s financing agreements contain financial and other covenants that, if breached by the Company, may require it to redeem, repay, repurchase or refinance its existing debt obligations prior to their scheduled maturity. The Company’s ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors

The Company is party to a number of financing agreements, including its DIP Facility, credit facility, the indentures governing its various senior notes, convertible notes and senior debentures, the Company’s accounts receivable securitization programs, and other debt instruments, which agreements, indentures and instruments contain financial and other covenants. If the Company were to breach such financial or other covenants contained in its financing agreements, the Company may, subject to the stay under the Insolvency Proceedings, be required to redeem, repay, repurchase or refinance its existing debt obligations prior to their scheduled maturity and the Company’s ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If the Company is unable to refinance any of its debt obligations in such circumstances, its ability to make capital expenditures and its financial condition and cash flows could be adversely impacted.

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

The Company’s various unsecured notes, debentures and other debt securities are effectively subordinated to its partially secured pre-petition debt and the fully secured indebtedness under the Company’s DIP Facility.

The Company’s various unsecured notes, debentures and other debt instruments, including the Company’s unsecured pre-petition (i.e. prior to the Filing Date) credit facilities (excluding the portion of such credit facilities that is secured in the manner set forth below), and the guarantees of such notes, debentures and other debt instruments and credit facilities will be effectively subordinated to any secured indebtedness that the Company may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding with respect to the Company, the assets which serve as collateral for any of its secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Company’s unsecured notes, debentures and other debt instruments and credit facilities. As of December 31, 2007, Quebecor World had an aggregate of $2,890.9 million of debt outstanding and no senior secured debt except as set forth below.

In terms of pre-petition secured debt, the Company has granted liens on certain of its North American assets as partial security for its indebtedness under a syndicated credit facility made available to the Company by a bank syndicate led by Royal Bank of Canada and an equipment financing provided to the Company by Société Générale (Canada). These liens secure such indebtedness up to a maximum aggregate amount of US$170 million and have not been primed by the Company’s DIP lenders.  In addition, as at December 31, 2007, the Company had $62.5 million of capital leases and $462.5 million of accounts receivable under its securitization and factoring programs.

The Company’s DIP Facility is fully guaranteed and secured by all personal and real property of Quebecor World Inc., Quebecor World (USA) Inc., all of its material subsidiaries located in North America (including the Applicants) and certain material subsidiaries located in Europe and Latin America.

All of the Company’s other debt instruments are subordinated to the secured debt described above.

The Company depends on the cash flows from its subsidiaries that are not guarantors of its various notes, debentures and other debt securities to meet the Company’s obligations, and its debt holders’ right to receive payment on their relevant debt securities will be structurally subordinate to the obligations of these non-guarantor subsidiaries.

Not all of the Company’s subsidiaries have guaranteed the Company’s various notes, debentures and other debt securities. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to its debt securities or the guarantees of such debt securities or to provide the issuer or the guarantors of such debt securities with funds for their respective payment obligations. The Company’s cash flows and the Company’s ability to service its indebtedness depend principally on the earnings of its non-guarantor subsidiaries and on the distribution of earnings, loans or other payments to the Company by these subsidiaries. In addition, the ability of these non-guarantor subsidiaries to make any dividend, distribution, loan or other payment to the issuer or a guarantor of the Company’s debt securities could be subject to statutory or contractual restrictions. Payments to the issuer or a guarantor by these non-guarantor subsidiaries will also be contingent upon their earnings and their business considerations. Because Quebecor World depends principally on the cash flows of these non-guarantor subsidiaries to meet its obligations, these types of restrictions may impair the Company’s ability to make scheduled interest and principal payments on its various outstanding debt securities.

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

If the Company were to experience a change of control (as defined under each of the relevant indentures governing the Company’s various notes, debentures and other debt securities), it would, under certain of the indentures, be required to make an offer to purchase all of the notes, debentures or other debt securities issued hereunder then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase. However, the Company may not have sufficient funds at the time of the change of control to make the required repurchase of the notes, debentures or other debt securities.

Canadian and U.S bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the Company’s various outstanding notes, debentures and other debt securities and the guarantees of such securities.

The rights of the trustee who represents the holders of the Company’s debt securities to enforce remedies could be delayed by the restructuring provisions of applicable Canadian and U.S. federal bankruptcy, insolvency and other restructuring legislation including the Bankruptcy and Insolvency Act (Canada) and the CCAA. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the Court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. See the Primary Risk Factor above, “The Company and many of its subsidiaries are currently subject to Insolvency proceedings in both Canada and the United States. It is unlikely that the Company’s existing multiple voting shares and subordinate voting shares will have any material value in a restructuring plan of arrangement, and there is also a risk such shares could be cancelled. If the Company fails to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court, substantially all of its debt obligations will become due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of the Company’s assets.

Moreover, the Company may not make any payments under its various debt securities during any proceedings in bankruptcy, insolvency or other restructuring, including the Insolvency Proceedings, and holders of its debt securities may not be compensated for any delays in payment of principal, interest and costs, if any, including the fees and disbursements of the trustee.

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

In general, the terms of the guarantees of the Company’s various notes, debentures and other debt securities provided by the Company or certain of its subsidiaries will limit the liability of such guarantor(s) to the maximum amount it (they) can pay without the guarantee being deemed a fraudulent transfer. On the basis of historical financial information, recent operating history and other factors, the Company believes that each guarantor of its debt securities, after giving effect to its guarantee of the relevant debt securities, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. Quebecor World cannot provide any assurance, however, as to what standard a court would apply in making these determinations or that a court would agree with the Company’s conclusions with regard to these issues.

To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of the Company’s guaranteed debt securities would cease to have any direct claim against the guarantor which delivered that guarantee.

An active trading market for the Company’s debt securities may not develop

The Company’s various notes, debentures and other debt securities are not listed on any national securities exchange, and the Company does not intend to have such debt securities listed on a national securities exchange, although some of its debt securities have been rendered eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages, or PORTAL, Market. The market-makers of the Company’s various notes, debentures and other debt securities that are eligible for trading on the PORTAL Market may cease their market-making at any time without notice. Accordingly, Quebecor World cannot provide any assurance with respect to the liquidity of the market for such debt securities or the prices at which investors may be able to sell its debt securities.

In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the Company’s various notes, debentures and other debt securities will be subject to disruptions. Any such disruptions may have a negative effect on the ability of investors to sell such debt securities regardless of the Company’s prospects and financial performance.

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

9.         Additional information

Additional information relating to Quebecor World, is available on the Company’s website at www.quebecorworld.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
April 28, 2008

For the purpose of furnishing the Company’s Form 40-F to the Securities and Exchange Commission, Sections 1, 2, 3.5, 3.6, 6.3, 6.4 and 6.5 of this MD&A have been updated to reflect the disposition of the Company’s European operations that occurred on June 26, 2008 and other subsequent events to December 15, 2008.

LIST OF EXHIBITS

The following document is attached to this annual report on Form 40-F:

23.1	Consent of the Independent Registered Public Accounting Firm

31.1	Certification of Jacques Mallette, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002

31.2	Certification of Jeremy Roberts, Chief Financial Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002

32.1	Certification of Jacques Mallette, President and Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Jeremy Roberts, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

