Form 20-F
period 2008-12-31
QUEBECOR WORLD INC
filed 2009-03-27
CIK 1003470

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

For the transition period from                             to

Commission file number 1-14118

QUEBECOR WORLD INC. (Exact name of Registrant as specified in its charter)
Canada (Jurisdiction of incorporation or organization)
999 de Maisonneuve West, Suite 1100 Montréal, Québec, Canada H3A 3L4 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Subordinate Voting Shares (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

154,642,240 Subordinate Voting Shares
46,687,120 Multiple Voting Shares
12,000,000 6.152% Cumulative Redeemable First Preferred Shares, Series 3
1,696,428 6.90% Cumulative Redeemable First Preferred Shares, Series 5

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

EXPLANATORY NOTES

        In this annual report on Form 20-F, unless the context otherwise requires, the terms "we", "us", "our", "Quebecor World" and the "Corporation" refer to Quebecor World Inc. on a consolidated basis, including its partnerships, subsidiaries and divisions and their respective predecessors.

PRESENTATION OF FINANCIAL INFORMATION

        On January 21, 2008 Quebecor World obtained an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act (Canada) for itself and for 53 U.S. subsidiaries. On the same date, the U.S. subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Pursuant to these insolvency proceedings, the applicants are provided with the authority to, among other things, continue operating their businesses, subject to court approval for certain activities, with a view to an orderly restructuring of the business and financial affairs of Quebecor World.

        Our consolidated financial statements included in this annual report have been prepared using the same accounting principles generally accepted in Canada, or Canadian GAAP, as applied by the Corporation prior to the insolvency proceedings. While the applicants have filed for and been granted creditor protection, our financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Our financial statements do not purport to reflect or provide for the consequences of the insolvency proceedings.

        For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, as they relate to our financial statements, see Note 30 to our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 included under "Item 17.—Financial Statements."

        We state our financial statements in U.S. dollars. In this annual report, references to Canadian dollars, Cdn$ or CA$ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States. Unless otherwise indicated, financial information and operating data provided in this annual report is as of December 31, 2008, and all other information is provided as of March 24, 2009.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this annual report on Form 20-F contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, prospects of our industry and our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, and can generally be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We have based these forward-looking statements on our current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

        Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions relating to our ability to emerge from the insolvency proceedings, and actual results may differ materially from those expressed or implied in such forward-looking statements.

        Important factors that could cause actual results to differ materially from these expectations include, among other things:

  •
  we and many of our subsidiaries are currently subject to creditor protection and restructuring proceedings in both Canada and the United States;

  •
  our ability to manage our business is restricted during the insolvency proceedings;

  •
  cyclical and seasonal variations in the industries in which we operate;

  •
  general economic, financial and market conditions, including the current recessionary global market and economic conditions;

  •
  the intensity of competitive activity in the industries in which we operate;

  •
  unanticipated higher capital spending required in order to maintain our facilities and to address continued development of new equipment and technologies;

  •
  the concentration of our revenues derived from long-term contracts;

  •
  increases and volatility in the cost of raw materials and energy prices;

  •
  technological changes that affect demand for our products and services;

  •
  the possibility of labor disruptions, including strikes and labor protests;

  •
  fluctuations in foreign currency exchange rates, interest rates and commodity prices;

  •
  changes in laws and regulations, or in their interpretations; and

  •
  other factors that are beyond our control.

        These and other risks, as well as our ability to anticipate and manage the risks associated with the foregoing, are detailed from time to time in our filings with the U. S. Securities and Exchange Commission ("SEC") and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are also available on www.quebecorworld.com). Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this annual report on Form 20-F, and in particular under "Item 3.—Risk Factors." We caution that the foregoing list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events when relying on our forward-looking statements to make decisions with respect to the Corporation.

        In light of the insolvency proceedings to which we and our U.S. subsidiaries are subject, it is unlikely that our existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval, if any, of a final plan of reorganization, compromise or arrangement.

        Unless mentioned otherwise, the forward-looking statements in this annual report reflect our expectations as of March 24, 2009, and are subject to change after this date. We expressly disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3—KEY INFORMATION

A—Selected Financial Data

        The following table presents selected consolidated financial and operating information. This selected consolidated financial and operating information should be read together with "Item 5.—Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto that are included elsewhere in this annual report.

        The selected consolidated financial information as at and for each of the five years ended December 31, 2004 through 2008 are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by KPMG LLP, except for the 2004 earnings data which have been adjusted to exclude the effects of discontinued operations in subsequent years.

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see Note 30 to our consolidated financial statements included elsewhere in this annual report.

Quebecor World Inc.
Selected Consolidated Financial Data

Canadian GAAP Data

	Year Ended December 31,
(US$ in millions, except per share data)	2008(1)	2007(1)	2006	2005	2004(2)
Operating revenues	$4,016.9	$4,654.5	$5,060.9	$5,120.4	$5,042.1
Operating income (loss)	(462.2)	(1,887.2)	195.6	346.0	348.1
Net income (loss) from continuing operations	(943.9)	(1,837.4)	118.8	179.6	163.2
Net income (loss)	(1,659.3)	(2,200.4)	28.3	(162.6)	143.7
Earnings (loss) per share—basic and diluted
Continuing operations	(5.26)	(14.10)	0.65	1.06	0.95
Net income (loss)	(9.18)	(16.85)	(0.04)	(1.53)	0.80
Number of shares	182.6	131.9	131.4	131.8	132.4
Dividends on equity shares (per share)	—	—	0.30	0.56	0.52
Total assets(3)	2,820.4	4,163.0	5,823.4	5,700.4	6,265.3
Net assets(3)	(1,554.7)	(433.0)	1,882.2	1,896.3	2,268.8
Capital stock	1,595.2	1,457.4	1,452.4	1,444.5	1,461.2

U.S. GAAP Data

	Year Ended December 31,
(US$ in millions, except per share data)	2008	2007	2006	2005	2004(2)
Operating revenues	$4,016.9	$4,654.5	$5,060.3	$5,104.9	$5,034.5
Operating income (loss)	(462.7)	(1,887.6)	195.0	330.5	341.4
Net income (loss) from continuing operations	(936.4)	(1,861.4)	117.8	172.7	161.0
Net income (loss)	(1,552.9)	(2,224.4)	29.8	(169.5)	141.5
Earnings (loss) per share—basic and diluted
Continuing operations	(5.25)	(14.36)	0.64	1.01	0.93
Net income (loss)	(8.63)	(17.11)	(0.03)	(1.59)	0.78
Number of shares	182.6	131.9	131.4	131.8	132.4
Dividends on equity shares (per share)	—	—	0.30	0.56	0.52
Total assets(3)	2,732.7	4,135.8	5,743.9	5,757.3	6,358.4
Net assets(3)	(1,875.3)	(450.0)	165.8	1,713.4	2,137.0
Capital stock	1,545.3	1,543.0	1,538.0	1,658.3	1,674.3

(1)
We adopted new accounting policies related to inventories (in 2008) and financial instruments (in 2007). These new accounting policies were adopted prospectively, which impact the comparison of our 2007 and 2008 consolidated financial statements with those from 2004, 2005, and 2006. Refer to Note 2 of our audited annual consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)
Our annual reporting period usually lasts 52 weeks. Every five or six years, our annual reporting period lasts 53 weeks, as was the case for the financial year ended December 31, 2004. The additional week has an impact on the comparison of our 2004 results with those from 2005, 2006, 2007 and 2008.

(3)
The statement of income (loss) data have been retrospectively adjusted for the discontinued operations described in Note 9 to our audited annual consolidated financial statements included elsewhere in this annual report on Form 20-F for each year presented. The balance sheet data do not retrospectively exclude amounts related to such discontinued operations.

Exchange Rate Information

        The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Such rates are set forth as U.S. dollars per CA$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 20, 2009, the inverse of the noon buying rate was CA$1.00 equals US$0.8084. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2008	0.9381	1.0291	0.7710	0.8170
December 31, 2007	0.9309	1.0908	0.8437	1.0120
December 31, 2006	0.8818	0.9100	0.8528	0.8582
December 31, 2005	0.8254	0.8690	0.7872	0.8579
December 31, 2004	0.7682	0.8493	0.7158	0.8309

Month Ended:	Average(2)	High	Low	Period End
March 2009 (through March 20, 2009)	0.7834	0.8106	0.7695	0.8084
February 28, 2009	0.8031	0.8203	0.7868	0.7868
January 31, 2009	0.8159	0.8459	0.7844	0.8087
December 31, 2008	0.8106	0.8360	0.7710	0.8170
November 30, 2008	0.8216	0.8694	0.7782	0.8091
October 31, 2008	0.8441	0.9428	0.7727	0.8225
September 30, 2008	0.9450	0.9673	0.9262	0.9437

(1)
The average of the exchange rates for all days during the applicable year.

(2)
The average of the exchange rates for all days during the applicable month.

B—Capitalization and Indebtedness

        Not applicable.

C—Reasons for the Offer and Use of Proceeds

        Not applicable.

D—Risk Factors

        We urge all current and potential investors to carefully consider the risks described below, the other information contained in this annual report and other information and documents filed by us with the securities regulatory authorities before making any investment decision with respect to any of our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, cash flow, financial condition and/or results of operations could be materially adversely affected.

PRIMARY RISK FACTORS

We and many of our subsidiaries are currently subject to creditor protection and restructuring proceedings in both Canada and the United States and if we fail to implement a plan of reorganization, arrangement or compromise and obtain sufficient exit financing within the time granted by the Courts, substantially all of our debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of our assets. In any event, it is unlikely that our existing Multiple Voting Shares, Subordinate Voting Shares and Preferred Shares will have any material value.

        On January 21, 2008 (the "Filing Date"), we obtained an order (the "Initial Order") from the Quebec Superior Court (the "Court") granting creditor protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") for ourselves and for 53 of our U.S. Subsidiaries (collectively, the "Applicants"). On the same date, those same U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") in the U.S. Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"). The proceedings under the CCAA are referred to in this annual report as the "Canadian Proceedings", the proceedings under Chapter 11 are referred to as the "U.S. Proceedings" and the Canadian Proceedings and the U.S. Proceedings are collectively referred to as the "Insolvency Proceedings." Our Latin American subsidiaries are not subject to the Insolvency Proceedings.

        Pursuant to the Initial Order, the Applicants are provided with the authority to, among other things, file with the Court and submit to their creditors a plan of reorganization, compromise or arrangement under the CCAA and operate an orderly restructuring of their business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the "Monitor") has been appointed by the Court as monitor in the Canadian Proceedings. Pursuant to the terms of the Initial Order, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate.

        Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, which has been extended in Canada at various times since it was first rendered and is subject to further extensions as the Court may deem appropriate. The current expiration of the stay period in Canada is May 31, 2009. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a Plan. Any such Plan will be subject to approval by affected creditors, as well as the Court.

        On March 26, 2009, the U.S. Bankruptcy Court extended the period during which the U.S. Subsidiaries have the exclusive right to file a Plan or Plans until April 27, 2009, and the exclusive period during which the U.S. Subsidiaries have the exclusive right to solicit acceptance of such Plan or Plans until June 26, 2009. There can be no assurance that the U.S. Bankruptcy Court will grant any further extension of these periods. In addition, the U.S. Bankruptcy Court has the power to terminate such periods, and, in all events, the U.S. Bankruptcy Code provides for maximum exclusivity periods of 18 months and 20 months from the Filing Date, respectively, to file and solicit acceptance of a Plan or Plans.

        In light of the Insolvency Proceedings, it is unlikely that our existing Multiple Voting Shares, Subordinate Voting Shares and Preferred Shares will have any material value in, and following the approval of, a plan of reorganization, arrangement or compromise, and there is a risk such shares could be cancelled. There is also a risk that if we fail to successfully implement a plan of reorganization, arrangement or compromise and obtain sufficient exit financing within the time granted by the Court and before the expiration on July 21, 2009 of the credit agreement entered into by us as of January 21, 2008 with our debtor-in-possession (DIP) lenders, as amended (the "DIP Credit Agreement"), substantially all of our debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of the Applicants' assets.

Our ability to manage our business is restricted during the Insolvency Proceedings and all steps or actions in connection therewith may, in certain circumstances, require the approval of our DIP lenders, the Monitor, the Official Committee of Unsecured Creditors and/or the Courts, which steps or actions may be delayed or even refused.

        Our DIP Credit Agreement provides for various restrictions on, among other things, our ability to incur additional debt, secure such debt, make investments, dispose of our assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of our DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor, the Official Committee of Unsecured Creditors and/or the Courts, which steps or actions may be delayed or even refused. As a result, our ability to respond to changing business and economic conditions may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial or advantageous to us.

We may not achieve our operating goals and may not be in compliance with debt covenants.

        Under the terms of our DIP Credit Agreement, we are required to comply with various terms and conditions, including compliance with financial ratios on a monthly basis. Although to date we have been in compliance, there can be no assurance that we will be able to comply with such terms and conditions in the future. In the event that we default under the DIP Credit Agreement and the DIP Credit Agreement is terminated, there can be no assurance that sufficient alternative financing arrangements will be available. Furthermore, in the event that cash flows, together with available borrowings under the DIP Credit Agreement or alternative financing arrangements, are not sufficient to meet our cash requirements, we may be required to reduce planned capital expenditures, sell additional assets and seek other sources of capital. We can provide no assurance that such actions will be sufficient to cover any cash shortfalls. The need to comply with the terms of our other debt obligations may also limit our ability to obtain additional financing and our flexibility in planning for or reacting to changes in our business and the industry. In addition, if we are unable to achieve the goals of our going-forward business plan and operational restructuring strategy, we may be forced to sell all or parts of our business, develop and implement further restructuring plans or become subject to further insolvency or bankruptcy proceedings.

The Insolvency Proceedings may negatively impact our operations.

        While we have not yet experienced any significant disruption in our relationships with our suppliers or vendors, we may have difficulty maintaining existing relationships, or creating new relationships with suppliers or vendors as a result of the Insolvency Proceedings. Our suppliers and vendors could stop providing supplies or services to us or provide such supplies or services only on terms such as 'cash on delivery,' 'cash on order,' or other terms that could have an adverse impact on our short-term cash flows. In addition, the Insolvency Proceedings may adversely affect our ability to retain existing customers, attract new customers and maintain contracts that are critical to our operations.

We may not be able to raise additional capital in the future.

        We may need to obtain additional financing to fund our business, including in connection with any emergence from the Insolvency Proceedings, and we cannot assure you that financing will be available in amounts or on terms acceptable to us. The current recessionary global market and economic conditions, as well as the continuing difficulties in the credit and capital markets, may make it even more difficult for us to obtain additional financing in the future. In addition, if funds are raised by incurring further debt, our operations and finances may become subject to further restrictions and we may be required to limit or cease our operations or capital expenditure activities, or otherwise modify our business strategy. If we fail to comply with financial or other covenants required in connection with any such financing, our creditors may be able to exercise remedies that could substantially impair our ability to operate. In addition, if we obtain additional funds by selling any of our equity securities or if we issue equity derivative securities in connection with obtaining debt financing, the percentage ownership of our then existing shareholders will be reduced, shareholders may experience additional dilution, or the equity securities may have rights, preferences or privileges senior to our common equity.

        The above Primary Risk Factors relating to us and the Insolvency Proceedings should be borne in mind when reading each of the additional risk factors set forth below.

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

The current recessionary global market and economic conditions, as well as the effects of these conditions on our customers' businesses, may adversely affect our results of operations.

        Global economic conditions affect our customers' businesses and the markets they serve. Demand for advertising tends to correlate with changes in the level of economic activity in the markets our customers serve. Since a part of our business relies on our customers' advertising spending, a prolonged downturn in the global economy and an uncertain economic outlook may reduce the demand for printing and related services that we provide these customers. Economic weakness and constrained advertising spending has resulted, and may result in the future, in decreased revenue, gross margin, earnings or growth rates and collection of customer receivables. In addition, customer difficulties have resulted, and could result in the future, in increases in bad debt write-offs and to our allowance for doubtful accounts receivable. Economic downturns may also result in restructuring actions and associated expenses and impairment of long-lived assets, including goodwill and other intangibles. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments.

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

Our defined benefit pension plans have significant deficits that could grow in the future and cause us to incur additional costs.

        We have defined benefit pension plans for employees in the United States and Canada. The majority of our assets in our defined benefit pension plans are held in North American and global equities and fixed income or debt securities. Our current asset allocation is approximately 60% equities and 40% debt securities.

        Following the recent declines in global equity markets, we had, as at December 31, 2008, unfunded pension liabilities of approximately US$240 million for our U.S. qualified defined benefit plans (the "U.S. Plans"). Under current U.S. pension law, funding deficits are generally required to be funded over a seven-year period. Over the next two financial years, contribution requirements for our U.S. Plans are expected to be approximately US$110 million under current U.S. pension law. It is possible that Congress will change U.S. pension law to provide some degree of funding relief to sponsors of U.S. defined benefit pension plans; however, no assurances can be given that any such relief will be enacted. In the event we are forced into liquidation, we would likely be required to terminate the U.S. Plans. In the event that the U.S. Plans are terminated, we would, under current U.S. law, have liability to the Pension Benefit Guaranty Corporation for the then unfunded pension liabilities of the U.S. Plan.

        Following the recent declines in global equity markets, we had, as at December 31, 2008, a solvency deficiency (the excess of windup benefit obligations over the fair value of plan assets) of approximately CA$80 million in our Canadian defined benefit pension plans (the "Canadian Plans"). Under current Canadian legislation, pension solvency deficits are required to be funded over a five-year period. It has been recently announced that provincial governments are currently preparing legislation to extend from five to ten years the period of time within which solvency deficits must be eliminated through funding contributions. Under the current funding rules in Canada, contribution requirements for these plans are expected to be approximately CA$19 million over the next two financial years. In the event we are forced into liquidation and compelled to terminate the Canadian Plans, the Canadian Plans' members would receive a percentage of their accrued benefits based on such plans' solvency ratio as at the liquidation date.

        Our pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan investment performance, pension legislation and other factors. Additional significant declines in global, and in particular North American, equity markets would increase, and possibly significantly increase, our potential pension funding obligations. Any significant increase in our required contributions could have a material adverse impact on our business, financial condition, results of operations and cash flows.

        Our funding obligations under our various pension plans and the benefits payable to the participants thereunder are affected by and will be dealt with in the context of the Insolvency Proceedings. Please refer to "Item 4.—Information on the Corporation—History and Development of the Corporation," for a detailed description of the Insolvency Proceedings.

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

        As at December 31, 2008, we had 42 separate collective bargaining agreements in North America. Furthermore, eight collective agreements covering approximately 890 employees are currently in negotiation. Of these, four collective agreements covering approximately 680 employees expired in 2008 and two collective agreements covering approximately 200 employees expired in 2007. In addition, two collective agreements covering approximately 195 employees will expire in 2009.

        As at December 31, 2008, we employed approximately 20,000 people in North America, of which approximately 5,600 or approximately 28% are unionized. As at December 31, 2008, 65 of our plants and related facilities in North America were non-unionized.

        As at December 31, 2008, we also employed approximately 2,400 people in Latin America, the majority of which are either governed by agreements that apply industry-wide or by a collective agreement.

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

        We are exposed to market risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. Because a portion of our operations are outside the United States, significant revenues and expenses will be denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into our financial statements. Prior to the Insolvency Proceedings, we used derivative financial instruments, such as foreign exchange forward contracts, cross-currency swaps, interest rate swap agreements and commodity swap agreements to manage certain market risks, however all of our derivative contracts were terminated in the first quarter of 2008 as a direct result of the Insolvency Proceedings. In the fourth quarter of 2008, we partially resumed our hedging activities to manage our exposure to such market risks until June 2009. Consequently, we are now partially exposed to the market risks associated with movements in foreign currency exchange rates, interest rates and commodity prices.

Increases in fuel and other energy costs may have a negative impact on our financial results.

        Fuel and other energy costs represent a significant portion of our overall costs. We may not be able to pass along a substantial portion of the rise in the price of fuel and other energy costs directly to our customers. In that instance, increases in fuel and other energy costs could adversely affect operating costs or customer demand and thereby negatively impact our operating results, financial condition or cash flows.

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

In the past two years, we have taken significant goodwill impairment charges and write-downs of the value of our long-lived assets, and we may in the future be required to take additional write-downs of the value of our long-lived assets.

        The series of events that led to the Insolvency Proceedings and the events since then have triggered impairment tests for the Corporation's property, plant and equipment, and goodwill impairment charges. We may be required to take additional write-downs on the value of our long-lived assets. In the event we are required to take additional asset write-downs, our financial results as well as the trading prices of our various outstanding securities could be adversely affected.

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

        Postal costs are a significant component of many of our customers' cost structures and postal rate changes can influence the number of pieces that our customers are willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on our business.

We have identified a material weakness in our internal control over financial reporting and we concluded that those controls, as well as our disclosure controls and procedures, were not effective as of December 31, 2008. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results.

        As an SEC registrant, we are required to comply with Section 404 of the Sarbanes-Oxley Act. There are similar requirements under applicable Canadian securities laws. In any given year, we cannot be certain as to the timing of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal control that, or that are reasonably likely to, materially affect internal control over financial reporting. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to comply with the requirements of Section 404 or report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our financial statements, which may be inaccurate if we fail to remedy such material weakness.

        For the financial year ended December 31, 2007, we identified three material weaknesses in our internal control over financial reporting, and while throughout 2008 we implemented several remediation actions that we believe materially improved, in the aggregate, our internal control over financial reporting, one material weakness continued to impact the operating effectiveness of our internal control over financial reporting. As disclosed in "Item 15.—Controls and Procedures," we have identified a material weakness in our internal control over financial reporting and we concluded that those controls were not effective as of December 31, 2008. Based on that evaluation, we concluded that our disclosure controls and procedures were not effective as of December 31, 2008. More particularly, we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters within the timeframes set by us for filing our consolidated financial statements. This deficiency resulted in certain adjustments to the amounts or disclosures of the following items: inventories, claims and liabilities subject to compromise, financial instruments, pension expense and income taxes. In order to remedy the weakness, we have undertaken to hire additional qualified resources and we continue to make progress in executing the remediation plans we have established in order to further improve our internal control in general and to address these weaknesses. The failure to do so, or to do so within a reasonable time frame, could adversely impact the accuracy of the reports and filings we make with the SEC and the Canadian securities regulatory authorities. See "Item 15.—Controls and Procedures."

We are dependent on the experience and industry knowledge of our executive officers and other key employees to execute our business plans. If we were to experience any turnover in leadership, our business, results from operations and financial condition could be materially adversely affected.

        We are dependent on the experience and industry knowledge of our executive officers and other key employees to execute our business plans. If we were to experience any turnover in leadership, our business, results from operations and financial condition could be materially adversely affected. Additionally, and particularly while subject to the Insolvency Proceedings, we may be unable to attract and retain additional qualified executives as needed in the future.

There are risks associated with our operations outside the United States and Canada.

        We have operations outside the United States and Canada. Revenues from our operations outside the United States and Canada accounted for approximately 7.3% of our revenues for the year ended December 31, 2008, excluding revenues generated by our European operations that were sold on June 26, 2008 (see "Item 4.—Information on the Corporation—History and Development of the Corporation"). As a result, we are subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of our business strategy.

Acquisitions have contributed to growth in the industry in which we operate and will continue to do so, making us vulnerable to financing risks and the challenges of integrating new operations into our own.

        Due to fragmentation in the commercial printing industry, growth in the industry in which we operate has and may continue to depend, in part, upon acquisitions, and we may consider making strategic or opportunistic acquisitions in the future. We cannot assure you that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into our operations or that we will fully realize the intended results of any acquisitions. We may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. We cannot assure you that we will be able to obtain any such financing upon acceptable terms. While we continuously evaluate opportunities to make strategic or opportunistic acquisitions, we have no present commitments or agreements with respect to any material acquisitions.

Risks Relating to our Various Outstanding Securities

Canadian and U.S. bankruptcy and insolvency laws impair the enforcement of creditors' remedies under our various outstanding notes, debentures and other debt securities and the guarantees of such securities.

        The rights of the holders of our debt securities are suspended by the Insolvency Proceedings. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant courts, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, the Insolvency Proceedings permit us to retain possession and administration of our property, subject to court oversight, even though we may be in default under our debt securities, during the period that the stay against proceedings remains in place.

        Further, we may not make any payments during the Insolvency Proceedings on any of our pre-filing debt instruments and securities, and holders of our debt instruments and securities may not be compensated for any delays in payment of principal, interest and costs, if any, including the fees and disbursements of the relevant trustees.

In addition to the Insolvency Proceedings, our outstanding secured indebtedness, DIP Credit Agreement and related interest and principal payment obligations could prevent us from fulfilling our obligations under our various outstanding notes, debentures and other debt securities and adversely affect our ability to conduct our business.

        We and our consolidated subsidiaries have secured indebtedness, indebtedness under our DIP Credit Agreement and related interest and principal payment obligations. Excluding debt and other liabilities subject to compromise under the Insolvency Proceedings, as of December 31, 2008, we and our consolidated subsidiaries had a total indebtedness of US$646.6 million. Our DIP lenders and the Court could permit us or our consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in certain circumstances. To the extent we incur additional indebtedness, the risks discussed below will increase.

        Our degree of leverage could have significant consequences, including the following:

  •
  make it more difficult for us to satisfy our obligations with respect to our various debt securities;

  •
  increase our vulnerability to adverse economic and industry conditions;

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

Our various unsecured notes, debentures and other debt securities are effectively subordinated to our partially secured pre-filing debt and the fully secured indebtedness under our DIP Credit Agreement.

        Our various unsecured notes, debentures and other debt instruments, including our unsecured pre-filing (i.e. that existed prior to the Insolvency Proceedings) credit facilities (excluding the portions of such credit facilities that are secured in the manner set forth below), and the guarantees of such notes, debentures and other debt instruments and credit facilities will be effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding with respect to us, the assets which serve as collateral for any of our secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on our unsecured notes, debentures and other debt instruments and credit facilities. Excluding debt and other liabilities subject to compromise under the Insolvency Proceedings, as of December 31, 2008, we and our consolidated subsidiaries had a total indebtedness of US$646.6 million.

        In terms of pre-filing secured debt, we have granted liens on certain of our North American assets as partial security for our indebtedness under a syndicated credit facility made available to us by a bank syndicate led by Royal Bank of Canada and an equipment financing provided to us by Société Générale (Canada). These liens secure such indebtedness up to a maximum aggregate amount of US$170 million and have not been primed by our DIP lenders. In addition, as of December 31, 2008, we had US$63.6 million of capital leases.

        Our DIP Credit Agreement is fully guaranteed and secured by all personal and real property of Quebecor World Inc., Quebecor World (USA) Inc., all of our material subsidiaries located in North America (including the Applicants) and certain material subsidiaries located in Latin America.

        All of our other debt instruments are subordinated to the secured debt described above.

There is a risk that the Toronto Stock Exchange (the "TSX") may seek to de-list our currently listed Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares.

        Our Subordinate Voting Shares, 6.152% Cumulative Redeemable First Preferred Shares, Series 3 (the "Series 3 Preferred Shares") and 6.90% Cumulative Redeemable First Preferred Shares, Series 5 (the "Series 5 Preferred Shares") are currently listed on the TSX, and our Subordinate Voting Shares are traded and quoted on the OTC Bulletin Board. We are required to satisfy continued listing requirements pursuant to the TSX rules in order for the Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares to remain eligible for such listing. The OTC Bulletin Board is a quotation medium for subscribing members and not a stock exchange or a listing service. We have not taken any steps to have our securities traded on the OTC Bulletin Board. There is no relationship, whether contractual or otherwise, between us and the OTC Bulletin Board, and the OTC Bulletin Board exercises no regulatory oversight over us.

        On January 16, 2008, the TSX announced that it was reviewing the securities of Quebecor World with respect to meeting the requirements for continued listing and that Quebecor World was being granted 30 days in which to regain compliance with these requirements, pursuant to the TSX's Remedial Review Process. However, following the publication of the Court's Initial Order under the Insolvency Proceedings on January 21, 2008, Quebecor World was informed that the TSX's review of the listing of its Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares had been stayed until February 20, 2008 or such later date as the Court may order, pursuant to the Initial Order. There can be no assurance, however, that the TSX will continue to take the position that, in light of the ongoing Insolvency Proceedings, it should not seek to de-list our Subordinate Voting Shares, Series 3 Preferred Shares or Series 5 Preferred Shares in the event one or more of our listed series or classes of securities fails to comply with the TSX's listing requirements.

        If we fail to meet any of the TSX's continued listing requirements and the TSX attempts to enforce compliance with such requirements, our Subordinate Voting Shares, Series 3 Preferred Shares or Series 5 Preferred Shares may be de-listed from the TSX. In such event, there can be no assurance that trading in our currently listed securities will continue, through the OTC Bulletin Board or otherwise. Any de-listing of our Subordinate Voting Shares, Series 3 Preferred Shares or Series 5 Preferred Shares may adversely affect a holder's ability to dispose of, or to obtain quotations as to the market value of, such securities.

An active trading market for our debt securities may not develop.

        Our various notes, debentures and other debt securities are not listed on any U.S. or foreign securities exchange. Some of our debt securities have been rendered eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages, or PORTALSM, Market. The market-makers of our various notes, debentures and other debt securities that are eligible for trading on the PORTALSM Market may cease their market-making at any time without notice. Accordingly, we cannot provide any assurance with respect to the liquidity of the market for such debt securities or the prices at which investors may be able to sell our debt securities. In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our various notes, debentures and other debt securities will be subject to disruptions. Any such disruptions may have a negative effect on the ability of investors to sell such debt securities regardless of our prospects and financial performance.

U.S. investors in our securities may have difficulties enforcing certain civil liabilities.

        Quebecor World is governed by the laws of Canada and a number of our subsidiaries are governed by the laws of a jurisdiction outside of the United States. Moreover, our controlling persons and a majority of our directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of their assets and a significant portion of our assets are located outside of the United States. As a result, it may be difficult for our securityholders to effect service of process upon us or such persons within the United States or to enforce, against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal or state securities laws or other laws of the United States. There is doubt as to the enforceability, in certain jurisdictions outside the United States, of liabilities predicated solely upon U.S. federal or state securities laws against us, our controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

 ITEM 4—INFORMATION ON THE CORPORATION

A—History and Development of the Corporation

History of the Corporation

        We were incorporated on February 23, 1989 pursuant to the Canada Business Corporations Act (the "CBCA") under the name "Quebecor Printing Inc." ("Quebecor Printing"). On January 1, 1990, our predecessor, Quebecor Printing, Quebecor Printing Group Inc., Quebecor Printing (Canada) Inc., 166599 Canada Inc., Ronalds Printing Atlantic Limited and 148461 Canada Inc. amalgamated under the name "Quebecor Printing Inc." pursuant to the CBCA. This corporate reorganization was undertaken in order to consolidate the assets of the printing sector of Quebecor Inc., our controlling shareholder, which, prior to such reorganization, consisted of a number of divisions and subsidiaries.

        On October 8, 1999, Quebecor Printing acquired all of the outstanding shares of World Color Press, Inc. by way of merger and, on April 25, 2000, Quebecor Printing changed its name to "Quebecor World Inc." by filing articles of amendment under the CBCA.

        Our head office is located at 999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4. Our telephone number at our head office is (514) 954-0101. Our fax number is (514) 954-9624 and our web site is www.quebecorworld.com. Any information or documents on our website are not, however, included in, nor shall any of such information or documents be deemed to be incorporated by reference into, this annual report.

Creditor Protection and Restructuring

        On January 21, 2008, or the Filing Date, we obtained the Initial Order from the Court granting creditor protection under the CCAA for the Applicants. On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 in the U.S. Bankruptcy Court. Our Latin American subsidiaries are not subject to the Insolvency Proceedings and, prior to their disposition as discussed below under "—Other Significant Events", nor were our European subsidiaries. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority, among other things, to continue operating the Applicants' businesses (subject to court approval for certain activities), file with the Court and submit to creditors a Plan and operate an orderly restructuring of the Applicants' businesses and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order (available on Quebecor World's website at www.quebecorworld.com) for a more complete description of the duties and functions of the Monitor.

        Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, which has been extended in Canada at various times since it was first rendered and is subject to further extensions as the Court may deem appropriate. The current expiration of the stay period in Canada is May 31, 2009. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a Plan. Any such Plan will be subject to approval by affected creditors, as well as the approval of the Court.

        On March 26, 2009, the U.S. Bankruptcy Court extended the period during which the U.S. Subsidiaries have the exclusive right to file a Plan or Plans until April 27, 2009, and the exclusive period during which the U.S. Subsidiaries have the exclusive right to solicit acceptance of such Plan or Plans until June 26, 2009. There can be no assurance that the U.S. Bankruptcy Court will grant any further extension of these periods. In addition, the U.S. Bankruptcy Court has the power to terminate such periods, and, in all events, the U.S. Bankruptcy Code provides for maximum exclusivity periods of 18 months and 20 months from the Filing Date, respectively, to file and solicit acceptance of a Plan or Plans.

        Note 1 to our audited consolidated financial statements included elsewhere in this annual report provides further details regarding the current status of the Insolvency Proceedings, including the status of the claims review process and the preparation of our five-year business plan, the factors that contributed to the Insolvency Proceedings, our DIP Credit Agreement and other related matters.

Other Significant Recent Events

•
Our DIP Credit Agreement was amended by amendments dated as of January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, which were concluded in order to facilitate the syndication of the credit facility and to provide us with additional flexibility regarding reporting requirements and certain other covenants contained in the DIP Credit Agreement.

•
On January 28, 2008, Quebecor World PLC, our subsidiary based in Corby, United Kingdom, was placed into administration. This facility had experienced economic difficulties mainly due to the overcapacity of the UK printing industry, challenging market conditions and reduced demand for printing in the United Kingdom. This decision was not related to our filing for creditor protection in the United States and Canada.

•
In 2008, 5,303,572 of our issued and outstanding Series 5 Preferred Shares were converted into 69,057,316 Subordinate Voting Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares (see "Item 10.—Additional Information—Memorandum and Articles of Incorporation").

•
On June 16, 2008, we merged our U.S. Retail Insert, Catalog, Sunday Magazine and Direct Mail divisions into a new integrated Marketing Solutions Group to better serve the marketing and advertising needs of our customers in multiple markets including retail inserts, catalogs, direct marketing, Sunday magazine, agency and financial services. The Marketing Solutions Group produces direct mail products, retail inserts, catalogs and Sunday Magazines in a coast-to-coast integrated network of more than 20 facilities in the United States. This operating and sales structure has allowed us to improve our operational efficiency and enhance our integrated product offering to all our customers. Subsequently, on June 17, 2008, we integrated our U.S. Magazine, Book and Directory Divisions into the Publishing Services Group and merged our U.S. Pre-Media and Logistics divisions into a single operating structure. The new Publishing Services Group has streamlined our operations and improved services to better serve existing and new publishing customers. We believe that this enhanced operating structure, comprising three U.S. divisions—Marketing Solutions Group, Publishing Services Group and Pre-Media and Logistics Group—has resulted in greater synergies, shared resources and faster decision-making with a focus on delivering complete value-added solutions to two principal customer bases, multi-channel marketers and publishers. Our two other business groups are Canada and Latin America.

•
On June 26, 2008 we completed the previously announced sale of our European operations to a subsidiary of Hombergh Holdings B.V. ("HHBV"), a Netherlands-based investment group (which has since become CirclePrinters Holding B.V.), in a transaction valued at approximately €135 million. Upon closing of the transaction, we received €52 million in net cash proceeds, less certain customary deductions and expenses permitted by our DIP Credit Agreement, which we used to partially reimburse indebtedness under such credit facility. HHBV also assumed approximately €61 million of net debt, and it issued a €21.5 million five-year note bearing interest at 7% per year payable to us. The sale was made substantially on an "as is, where is" basis. The only condition to closing was approval by the Court and the U.S. Bankruptcy Court pursuant to the Insolvency Proceedings on June 17, 2008. At the time we sold our European operations, they consisted of 16 printing and related facilities employing approximately 3,500 people in Austria, Belgium, Finland, France, Spain and Sweden producing magazines, catalogs, retail inserts, direct mail products, books and directories.

•
In November 2008, we completed the sale to Bandhu Industrial Resources Private Limited of our interest in TEJ Quebecor Printing Limited, which operates a printing facility located in Gurgaon, India, for a total net consideration of approximately US$150,000 (see "Item 4.—Information on the Corporation—History and Development of the Corporation").

•
In December 2008, Pierre Karl Péladeau, Érik Péladeau, Jean Neveu and Jean La Couture, each of whom also served on the boards of directors of Quebecor Inc. and Quebecor Media Inc., resigned from our Board of Directors.

•
Effective March 2, 2009, 256,364 of our issued and outstanding Series 5 Preferred Shares were converted into 3,536,220 Subordinate Voting Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares (see "Item 10.—Additional Information—Memorandum and Articles of Incorporation").

B—Business Overview

Our Business

        We are a leader in providing high-value, complete market solutions, including pre-print, print and post-print services to leading retailers, branded goods companies, catalogers as well as to leading publishers of magazines, books, directories and other printed media. We are also one of the few commercial printers able to serve customers on a regional, national and international basis. We are a leader in most of the services that we offer in our principal geographic markets. Our market-leading positions have been established through a combination of building long-term partnerships with the world's leading print media customers, investing in key strategic technologies and expanding operations through acquisitions.

        We have 87 printing and related facilities located in North America and Latin America. In the United States, we are the second largest commercial printer with 67 facilities in 26 states, and we are a leader in the printing of books, magazines, directories, retail inserts, catalogs and direct mail. We are the second largest commercial printer in Canada with 13 facilities in five provinces through which we offer a diversified mix of printed products and related value-added services to the Canadian market and internationally. We are also the largest commercial printer in Latin America, with seven facilities operating in Argentina, Brazil, Chile, Colombia, Mexico and Peru. We operate both rotogravure and web offset presses in our various facilities, which provide our customers long-run, short-run and multi-versioning options as well as a variety of other value-added services, and which also enable us to print simultaneously for our customers in multiple facilities reducing cycle time and transportation costs.

        The following table summarizes the location of our printing and related facilities:

LOCATION	# OF FACILITIES

United States (Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Iowa, Kentucky, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Tennessee, Texas, Virginia and West Virginia)	67

Canada (Alberta, British Columbia, Nova Scotia, Ontario and Quebec)	13

Latin America (Argentina, Brazil, Chile, Colombia, Mexico and Peru)	7

Total:	87

        The primary print services we offer in North America relate to the production of retail inserts, catalogs, Sunday magazines and direct mail, which we refer to as marketing solutions services, and to the production of book, magazine and directories, which we refer to as publishing services. We also offer to our U.S. and Canadian clients various other print-related services, which we refer to as pre-media and logistics services. These services are described in more detail below.

        Our customers include many of the largest publishers, retailers and catalogers in the geographic areas in which we operate. With respect to retail inserts, our customers include Sears, JC Penney, Kohl's, Albertson's, Comp USA and Wal-Mart. We print catalogs for customers such as Williams-Sonoma, Bass Pro, Redcats and Victoria's Secret. Our book publishing customers include Reader's Digest Association, McGraw-Hill, Scholastic, Harlequin Enterprises, Thomas Nelson, Simon & Schuster and Imagitas, Inc. We print magazines for publishers including Time, Hearst, Hachette, Source Interlink Media, Wenner Media, Meister Media Worldwide, Amos Publishing, Reader's Digest Association and Affinity Group Inc. Our directories customers include Dex Media, Yellow Book USA and Yellow Pages Group (Canada).

        We also offer a range of marketing solutions services and publishing services in Latin America to marketers, retailers and publishers in their respective geographical areas.

Overview of our Industry

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

Description of Business Segments and Print Services

        We operate in the commercial print media segment of the printing industry and our business segments are located in two main geographical regions: North America and Latin America. In North America, our print and print-related services are offered by four business groups: the Marketing Solutions Group, the Publishing Services Group, the Pre-Media and Logistics Group and the Canada Group.

        Our Latin American business group offers the same broad range of print services as its North American counterparts, other than direct mail products.

Marketing Solutions Services

Retail Inserts

        Our major retail insert customers include some of the largest retailers in North America and Latin America, such as CVS (Consumer Value Stores), JC Penney, Kohl's, Sears, Wal-Mart and Walgreens. We believe that we are the leading retail insert printer in North America, where our unique coast-to-coast rotogravure and web offset network provides retailers with a dual-process option for long-run and multi-versioned advertising campaigns.

Catalogs

        We are one of the largest printers of catalogs in North America. Our catalog customer base includes Williams-Sonoma, Oriental Trading Company, Victoria's Secret, Cabela's, Bass Pro, Redcats and many others. We offer special catalog services, such as list services, to help customers compile effective lists for distribution, co-mailing, co-stitching and selective-binding capacity, as well as providing ink-jet addressing and messaging to personalize messages for each recipient. These and other value-added services allow our customers to vary catalog content to meet their customers' demographic and purchase patterns. Our geographic reach also allows us to offer our customers one-stop shopping for all of their catalog needs.

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

Publishing Services

Books

        We are a North American industry leader in book manufacturing. We print books for many of the world's leading publishers, including McGraw-Hill, Scholastic, Harlequin Enterprises, Simon & Schuster, Thomas Nelson, Time-Warner, Reader's Digest Association, Imagitas and Pearson Education. We are an industry leader in the application of new technologies for book production, including electronic pre-media, information networking and digital printing. With facilities in North America and Latin America, we serve more than 750 book publishing customers internationally.

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

Magazines

        We are one of the leading printers of consumer magazines in the United States. We print more than 1,000 magazine titles, including industry leading titles such as Elle for Hachette-Fillipachi Magazines US, Cosmopolitan and Good housekeeping for Hearst Corp., Maxim for Alpha Media Publishing, Forbes for Forbes Inc., ESPN The Magazine for Walt Disney Corp., In Touch Weekly for Bauer Publishing USA, Family Handyman and Weekly Reader for Reader's Digest Association and Rolling Stone, US Weekly and Men's Journal for Wenner Media. We operate an international print platform with operations in the United States, Canada and Latin America. As the industry leader in weekly publishing, we produce more than 15 magazine titles for Time, Inc., including Time, Sports Illustrated, People, Entertainment Weekly, Time For Kids. We also produce magazine titles such as Fortune, Money, Southern Living, Cooking Light, Coastal Living, Southern Accents and People en Español.

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

Pre-Media and Logistics Services

Pre-Media Services

        We are a leader in the transition from conventional pre-press to an all-digital workflow, providing a complete spectrum of film and digital preparation services, from traditional creative services and color separation to state-of-the-art, all-digital pre-media, as well as digital photography and digital archiving. Such pre-media services include the color electronic pre-media system, which takes art work from concept to final product, and desktop publishing, giving the customer greater control over the finished product. These pre-media services are especially helpful to smaller customers, who may not have the capital to employ such equipment or who may have to rely on third-party vendors, which may result in coordination and delay problems. Our specialized digital and pre-media facilities, which are strategically located close to and, in certain cases, onsite at, customers' facilities, provide our customers high-quality, 24-hour preparatory services linked directly to our various printing facilities. In addition, our computer systems enable us to electronically exchange both images and textual material directly between our facilities and our customers' business locations. We believe that our integrated pre-media operations provide us with competitive advantages over traditional pre-press shops that are not able to provide the same level of integrated services. Our pre-media services bring together the full range of digital technologies and pre-media assets within our corporate group that allows us to focus on providing a more comprehensive range of solutions to our customer base.

Logistics Services

        Other value-added services, including mail list, shipping and distribution expertise, ink-jet personalizing, customer-targeted binding and creative services, are increasingly demanded by our customers.

        Quebecor World Logistics ("QWL") provides logistics and mail list services for both Quebecor World as well as third-party customers, managing distribution and mailing services for catalogs, direct mail, magazine (subscriber copies and newsstand), newspaper inserts, books and bulk printed products. QWL uses scale to consolidate volume and a comprehensive menu of electronic tracking options to efficiently plan all deliveries. QWL provides customized, flexible mailing strategies based on customers' specific in-home delivery requirements.

        See "Item 5.—Operating and Financial Review and Prospects" for certain financial information and results on a geographic and segmented basis.

Manufacturing and Technology

Description of Manufacturing Processes and Equipment

        We use principally two types of printing processes, rotogravure and offset, which are the most commonly used commercial printing processes. Both processes have undergone substantial technological advances over the past decade, resulting in significant improvements in both speed and print quality.

Rotogravure

        The rotogravure process uses a copper-coated printing cylinder that is mechanically engraved using high-precision, computer-controlled and diamond-cutting heads. Although the engraving of the printing cylinder is relatively expensive, the printing cylinder itself is extremely durable and cost-effective per long run. The rotogravure process has an excellent reputation for the quality of its four-color reproductions on various grades of paper and the very high speed at which it is capable of running. Rotogravure also provides the advantage of offering multiple cut-off sizes. With 60 rotogravure presses, we are one of the largest world-wide printers using the rotogravure process.

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

Offset

        In the offset process, ink is transferred from rollers to a thick metal plate and then to a rubber blanket, which in turn transfers the image to the web (paper). There are several types of offset printing processes: sheetfed and web; and heatset and coldset. Sheetfed presses print on sheets of paper, whereas web presses print on rolls of paper. Short-run printing is generally best served by sheetfed offset, whereas web offset is generally the best process for longer runs.

        Heatset web offset involves a press which uses an oven to instantly set or dry the oil-based inks. This permits high speed and better quality and is best suited for printing on glossier papers (coated paper). Heatset web offset is used to print retail inserts, magazines, catalogs and books. We operate 270 heatset web offset presses.

        Coldset web offset involves a press that does not use an oven to dry the ink, instead using oil-based inks that are absorbed into the paper and dried by oxidation. Coldset web offset is used mainly to print newspapers, books, directories and some retail inserts. We operate 37 coldset web offset presses.

        We also operate 62 sheetfed offset presses, which print books, promotional material, covers and direct-mail products.

Technology

        We cooperate with large suppliers in the area of research and development of new printing technologies, materials and processes. Our capital-improvement programs include adding, replacing and upgrading existing equipment.

        In the past several years, we have invested in faster, more efficient and higher quality presses. In July 2004, we announced, as part of our retooling program, our intention to purchase latest generation web offset presses targeted for the magazine, catalog, retail and book platforms of our U.S. operations. This allowed us to further improve efficiency and meet the needs of both publishers and retailers. Since July 2004, we have installed 20 new presses, due mainly to our retooling program.

        As part of our restructuring process, we may re-allocate, re-purpose, move and de-commission a certain number of our presses with a view to maximizing the efficient use of our equipment and technology.

        Pre-media has continued to adapt to ever changing technology advancements and embrace web-enabled digital workflows as part of our offerings to customers. The latest hardware and software solutions help drive the services upstream in the creative process and downstream to print and web media options. We have deployed content management systems and services to bridge the information to multiple media channels. We have been an industry leader in bringing new on-line imaging services in conjunction with traditional pre-media services and color management, which streamline the production of pages for print. We have pioneered the digital engraving process for gravure and early adoption to computer-to-plate process for offset printing to optimize the color quality and consistency on our presses. Migration to a complete portable data format, also known as PDF, workflow simplifies and standardizes the process. We also believe that we have established one of the industry's most efficient virtual private data communications network (or VPN), capable of transmitting customer files from our pre-media centers to multiple print facility locations. Virtual Soft Proofing™ technology has allowed viewing of images and pages across the Internet that will ultimately improve schedules and enable last-minute changes.

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

Sales and Marketing

        Our sales and marketing activities are highly integrated and reflect an increasingly international approach to meeting customers' needs that are complemented by product-specific sales efforts. Sales representatives are located in facilities or in regional offices throughout North America and Latin America, generally close to their customers and prospects. Each sales representative has the ability to sell into any facility in our network. This enables the customer to coordinate simultaneous printing throughout our network through one sales representative. Some larger customers prefer to centralize the purchase of printing services and, in this regard, our ability to provide broad geographical services is clearly an advantage over smaller regional competitors.

Purchasing and Raw Materials

        The principal raw materials used in our products are paper and ink. In 2008, we spent approximately US$1.4 billion on raw materials (excluding materials with respect to our European operations that we disposed of in June 2008). We exercise our purchasing power to obtain pricing, terms, quality, quality control and service in line with our status as one of the largest industry customers.

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

        We take pride in offering world-wide procurement services to our customers. We believe that our global procurement practices provide us with a competitive advantage, which allows us to reduce administrative costs, standardize procurement and provide customers with assured supply at attractive prices.

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

Seasonality of the Corporation's Business

        Operations in the print business are seasonal, with the majority of our historical operating income during the past five financial years being realized in the second half of the financial year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

Government Regulations

Environment

        We are subject to various laws, regulations and government policies relating to the generation, storage, transportation, and disposal of solid waste, to noise, air and water releases of various substances into the environment, and to the protection of the environment in general. We believe we are in compliance with applicable laws and requirements in all material respects.

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

        We believe we have internal controls and personnel dedicated to compliance with all applicable environmental laws and that we provide for adequate monitoring and management of the environmental risk related to our operations. As of the date of this annual report, we believe that there are no new environmental matters (environmental incident, promulgation of new environmental laws and regulations, soil and groundwater contamination discovery, etc.) to be reported that could have a material impact on our operations.

C—Organizational Structure

        The following organizational chart shows our principal subsidiaries, along with their governing jurisdiction and our ownership interest in each such subsidiary. Subsidiaries whose total assets and revenues represented (a) individually, less than 10% of our consolidated assets and revenues as at and for the financial year ended December 31, 2008 and (b) in the aggregate, less than 20% of our consolidated assets and revenues as at and for the financial year ended December 31, 2008, have not been included. We completed the sale of our European operations on June 26, 2008 (see "Item 4.—Information on the Corporation—History and Development of the Corporation") and, consequently, our European holding company, Quebecor World European Holding S.A., is not presented in the corporate chart below.

D—Property, Plants and Equipment

        Our corporate offices, comprising 38,181 square feet, are located in a leased space at 999 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H3A 3L4. In addition, we own or lease 67 facilities in the United States, 13 facilities in Canada and 7 facilities in Latin America. Many of these facilities have multiple buildings and warehouses. Our facilities occupy approximately 16.0 million square feet of premises in the United States, approximately 2.0 million square feet in Canada and approximately 1.3 million square feet in Latin America.

        Our DIP Credit Agreement is secured by a charge over all of our assets and those of our subsidiaries.

        See also "Item 4.—Information on the Corporation—Business Overview—Manufacturing and Technology" for a description of the rotogravure and offset presses operated by us.

ITEM 4A—UNRESOLVED STAFF COMMENTS

        None.

 ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following operating and financial review provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes included under "Item 17.—Financial Statements" in this annual report. It also contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward-Looking Statements" and "Item 3.—Key Information—Risk Factors."

A.    Operating Results

        The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. for the years ended December 31, 2008 and 2007, and for the three-month periods then ended, and it should be read together with our consolidated financial statements. All references made to "Notes" in this discussion correspond to the Notes to the consolidated financial statements for the year ended December 31, 2008. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 30.

Basis of Presentation

        On January 21, 2008, Quebecor World Inc. obtained an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act (Canada) for itself and for 53 U.S. subsidiaries. On the same date, these U.S. subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Pursuant to these Insolvency Proceedings, we are provided with the authority to, among other things, continue operating our business without interruption as debtor-in-possession, subject to court approval for certain activities, with a view to an orderly restructuring of our business and financial affairs through the implementation of a plan of compromise or arrangement. For further information regarding the Insolvency Proceedings, see Note 1.

        Our consolidated financial statements have been prepared using the same Canadian GAAP as applied by us prior to these Insolvency Proceedings, and continue to be prepared using the going concern concept, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. It is not possible to predict the outcome of the Insolvency Proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. If the going concern basis were to cease being appropriate, adjustments would be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in the consolidated financial statements.

        If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in Quebecor World, we will be required, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, we would undertake a comprehensive re-evaluation of our assets and liabilities based on the reorganization value as established and confirmed in the plan of reorganization.

Overview

        Quebecor World operates in the commercial print media segment of the printing industry, serving our customers on a regional, national and international basis. We are a leader in providing high-value, complete market solutions, including pre-print, print and post-print services, to leading retailers, branded goods companies, catalogers as well as to leading publishers of magazines, books, directories and other printed media.

        Quebecor World has two business segments: North America and Latin America. The primary print services that we offer in North America relate to the production of retail inserts, catalogs, Sunday magazines and direct mail, referred to as marketing solutions services, and to the production of books, magazines and directories, referred to as publishing services. We also offer our U.S. and Canadian clients various other print-related services, referred to as pre-media and logistics services. In Latin America, we offer a range of marketing solutions services and publishing services to marketers, retailers and publishers in several countries.

Review of Operating Results

        Our financial performance has suffered in the past few years, especially with respect to our European operations, which were funded, in part, with cash flows generated by the North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of our printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally as a result of our European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for us to repurchase certain senior notes in order to avoid breaching certain financial ratios, while also facing a reduction in amounts available under our revolving bank facility.

        Other events further hindered our efforts to improve our balance sheet and financial position. First, on November 20, 2007, we announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, we announced that we would not be able to consummate a previously announced transaction to sell/merge our European operations, which otherwise would have resulted in proceeds being paid to us.

        On December 31, 2007, we obtained a waiver from our bank syndicate lenders and from the sponsors of our North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, we failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in us and certain of our subsidiaries being in default of our obligations under our revolving bank facility, our equipment financing credit facility and our North American securitization program.

        As a result of our unsuccessful efforts to obtain new financing, the inability at the time to conclude the first proposed sale of our European operations and the operational demands of the Corporation, by mid-January 2008, we were experiencing a severe lack of liquidity and concluded we no longer had the ability to meet obligations which were falling due. Thus, on January 21, Quebecor World Inc. and 53 of our U.S. Subsidiaries sought and obtained protection from our creditors. Under the Insolvency Proceedings, we continue to operate our business without interruption as debtor-in-possession under the jurisdiction of the Court, the Monitor and the U.S. Bankruptcy Court. Our Latin American subsidiaries are not subject to these Insolvency Proceedings. For further information regarding the Insolvency Proceedings, see Note 1.

        In 2008, we allocated, and will continue to allocate in 2009, a substantial amount of resources to financial restructuring with a view to negotiating a plan of reorganization that will be supported by our creditors and confirmed by the Court and the U.S. Bankruptcy Court. Should such a plan be consummated, it is unlikely that Quebecor World's existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value, and holders of those securities will likely receive no recovery. Failure to implement a plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will result in substantially all of the Applicants' debt obligations becoming due and payable immediately, and will in all likelihood lead to the liquidation of the Applicants' assets.

Industry Trends and Outlook

        Global economic conditions affect our customers' businesses and the markets they serve. The credit crisis and global economic weakness has resulted in constrained advertising spending and, in certain cases, customer financial difficulties in our North American segment. This has put significant downward pressure on both volumes and, to a lesser degree, on price, across nearly all of North America's printing and related services, particularly in the fourth quarter of 2008.

        During 2008 and continuing in 2009, we undertook various initiatives to adapt our cost structure to the rapidly changing economic environment including:

  •
  Divested our non-strategic operations in Europe, which allowed us to remain focused on our core business in the Americas and reduced the operational risks associated with the uncertainty of the long-term profitability of the European operations.

  •
  Implemented significant profit improvement initiatives to align our costs with anticipated volume decreases. In June 2008, we integrated and rationalized the number of business divisions in the U.S. from six to three, which allows us to better serve existing and new customers by having more streamlined and customer driven operations. We also closed three of our facilities in 2008 and reduced corporate and plant staff levels by more than 10%.

  •
  Froze salaries of all non-unionized North American employees effective January 1, 2009 and effective February 1, 2009, suspended employer's contributions for non-unionized U.S. employees to the 401 (k) plans and reduced Senior Management salaries by 5%.

  •
  Reviewing, in connection with the Insolvency Proceedings, all of our agreements to ensure that they continue to be in the best interests of Quebecor World and rejected or renegotiated those that were not.

        The current North American recession is expected to continue to put downward pressure on volumes and prices as retailers and publishers further adjust their budgets for printing services. Competition in the industry remains intense as the industry is still in the process of consolidating and is still suffering from overcapacity. Under these conditions, we are focusing on improving our product and segment mix, adding customer value through initiatives, such as our new integrated multi-channel solutions and improving productivity through continuous improvement projects and technology. We are also aggressively aligning our cost structure to mitigate the impact of the economic downturn.

        Latin America has not been, nor is it expected to be, as affected by the global economic difficulties as North America. With planned investments in new capacity, this segment's revenues are forecast to increase in line with expected growth from an existing customer base.

Results of Operations

        The tables in the following discussion present selected consolidated financial information and operating data for the three-year period ended December 31, 2008. The annual financial information in the tables was derived from our consolidated financial statements and related Notes included elsewhere in this annual report, and the fourth quarter financial information was derived from our consolidated financial statements. The information in the tables should be read in conjunction with such consolidated financial statements. Certain comparative information has been reclassified on a basis consistent with the 2008 presentation.

        Management assesses the Corporation's performance based on, among other measures, operating income and Adjusted EBIT. Certain of these measures are not defined by Canadian GAAP. A reconciliation of non-GAAP measures to their respective closest GAAP measures, together with a discussion of their use, is provided below (Figure 5).

        The following financial review focuses only on continuing operations; discontinued operations are treated separately under "Discontinued Operations".

Figure 1

Selected Annual Information (Continuing Operations)
($ millions, except per share data)

	Years ended December 31,
	2008	2007	2006
Consolidated Results
Revenues	$4,016.9	$4,654.5	$5,060.9
Adjusted EBITDA	379.4	479.5	545.6
Adjusted EBIT	121.0	169.3	261.8
IAROC	242.1	223.6	66.2
Goodwill impairment charge	341.1	1,832.9	—
Operating income (loss)	(462.2)	(1,887.2)	195.6
Net income (loss) from continuing operations	(943.9)	(1,837.4)	118.8
Net income (loss)	(1,659.3)	(2,200.4)	28.3
Financial Position
Total assets	2,820.4	4,163.0	5,823.4
Total indebtedness(1)	646.6	2,890.9	2,132.4

Per Share Data
Earnings (loss) per share from continuing operations
Basic and diluted	(5.26)	(14.10)	0.65
Adjusted diluted	(2.06)	0.31	0.97
Earnings (loss) per share
Basic and diluted	(9.18)	(16.85)	(0.04)
Dividends on preferred shares	—	1.44	1.46
Dividends declared on preferred shares liability	—	1.77	—
Dividends on equity shares	—	—	0.30

Figure 2

IAROC: Impairment of assets, restructuring and other charges

Adjusted earnings (loss) per share exclude the following items: IAROC, goodwill impairment charge, and reorganization items net of tax (Figure 5)

(1)
Total indebtedness includes Long-term debt less change in fair value of debts for hedged interest rate risk, adjustment related to embedded derivatives and financing fees plus Bank indebtedness plus Secured financing and Convertible notes, excluding debts subject to compromise.

Impact of Foreign Currency and Paper Sales
($ millions)

	Periods ended December 31, 2008
	Three months	Twelve months
Foreign currency favorable (unfavorable) impact on revenues	$(47.9)	$10.7
Paper Sales favorable (unfavorable) impact on revenues	$(53.1)	$(225.2)
Foreign currency (unfavorable) impact on operating income	$1.0	$(2.1)

Figure 3

Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

Revenues

        Our consolidated revenues for 2008 were $4.0 billion, a 13.7% decrease when compared to $4.7 billion for 2007 and down 9.1% excluding the impact of currency translation and paper sales (Figure 3). The decrease in revenues resulted primarily from lower volumes due to the North American recession, plant closures, lower paper sales, and to a lesser extent, the impact of the Insolvency Proceedings. Despite negative competitive price pressures, overall revenues per number of impressions appeared stable, primarily due to improvements in product mix. More details are provided under "Segment Results".

        Paper sales, excluding the effect of currency translation, decreased by 17.5% during 2008 compared to 2007. The decrease in paper sales is mostly explained by lower production volumes. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of our long-term contracts with our customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of paper price fluctuations.

Operating Income and Adjusted EBIT

        Adjusted EBIT decreased to $121.0 million, compared to $169.3 million in 2007. Adjusted EBIT margin was 3.0% for 2008, compared to 3.6% for 2007. The reduction of adjusted EBIT results from the reduction in revenues, but was partially offset by the decrease in cost of sales, selling, general and administrative expenses and securitization fees.

        Cost of sales decreased by 13.1% to $3.5 billion, compared to $4.1 billion in 2007. Excluding depreciation and amortization of $229.4 million in 2008 and $238.7 million in 2007, cost of sales decreased by 13.7%. It is in line with reduced volumes in addition to a reduction in labor costs. Excluding depreciation and amortization, gross profit margin was 17.5% in 2008, virtually unchanged from 2007.

        Selling, general and administrative expenses were $351.4 million in 2008, compared with $390.5 million in 2007. Excluding depreciation and amortization expenses of $10.3 million in 2008 and $11.4 million in 2007, selling, general and administrative expenses decreased by 10.0%, compared to the same period in 2007. The favorable variance is mostly explained by various workforce reduction initiatives as well as lower professional fees. This was partly offset by additional bad debt expense due to certain customers filing for creditor protection given the exceptionally difficult economic environment. 2008 specific charges affecting selling, general and administrative expenses were

$5.1 million, and included losses on disposal of assets partially offset by a net gain on the sale of a corporate aircraft compared to $18.0 million in 2007, of which $10.8 million was related to net losses on disposals of fixed assets.

        Securitization fees were nil in 2008, down from $15.1 million in 2007, explained by the termination of the North American program as of January 23, 2008.

        The total depreciation and amortization included in cost of sales and selling, general and administrative expenses above were $239.7 million in 2008, compared with $250.1 million in 2007. Excluding the unfavorable impact of currency translation of $0.9 million, depreciation and amortization expenses decreased 4.5%, compared to 2007.

        Overall, adjusted EBIT was impacted by specific charges that are not normally ongoing costs of operations. These specific charges were $24.5 million in 2008 and related mainly to accelerated depreciation of fixed assets and losses on disposal of assets, partially offset by a gain on sale of a corporate aircraft of $9.9 million. This compared to specific charges of $50.3 million in 2007 which related primarily to accelerated depreciation of fixed assets, net losses on sale and leaseback of equipment and disposal of assets as well as losses on guarantees provided on equipment leases. The 2007 adjusted EBIT was also negatively affected by a non-cash charge of $38.6 million for accelerated amortization of contract acquisition costs.

        Operating loss in 2008 was $462.2 million, compared to $1,887.2 million in 2007, largely explained by the significant asset and goodwill impairment charges in 2007, discussed below.

Other Items

        During 2008, we recorded IAROC of $242.1 million, compared to $223.6 million in 2007. The charge for 2008 was mainly related to the impairment of long-lived assets, the closure and consolidation of facilities in North America as well as workforce reductions. These measures are described below under "Impairment of Assets and Restructuring Initiatives".

        During 2008, we recorded a goodwill impairment charge of $341.1 million compared with $1.8 billion in 2007. See below under "Impairment of Goodwill" for additional information.

        Financial expenses were $409.9 million in 2008, compared to $178.9 million in 2007. The increase of $231.0 million is explained by several factors, the most significant of which was a foreign exchange loss of $127.7 million on U.S. dollar denominated debt in the Canadian dollar functional currency of the parent company. Because of the Insolvency Proceedings, we had to liquidate our currency hedging position in January 2008 and therefore were unable to offset this loss. The remainder of the variance is due primarily to increased debt levels, largely the DIP financing and the related issuance costs. A portion of the DIP financing was used to assume the North American receivables. The 2007 financial expenses included a one-time premium on the early repayment of our senior notes of $53.1 million.

        We recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The total expense for 2008 was $105.9 million. The cash outflow amounted to $66.6 million and related primarily to professional fees.

        Income tax recovery was $39.3 million for 2008, compared to $238.2 million in 2007. Income tax expense before IAROC and goodwill impairment charge was $53.9 million for 2008, compared to an income tax recovery of $82.3 million for the same period in 2007. The effective tax rate in 2008 was 4.0% compared to a statutory rate of 31.1%. The difference of 27.1% was mainly explained by a reserve in relation to the non-deductibility of interest on pre-petition U.S. debts, the goodwill impairment charge that is mostly non-deductible, as well as an increase in valuation allowance on losses from operations.

Net Loss

        We reported a net loss from continuing operations of $943.9, representing a loss per share of $5.26, compared to a net loss from continuing operations of $1,837.4 million, representing a loss per share of $14.10 in 2007. These results incorporated IAROC and goodwill impairment charges, net of income taxes, of $490.0 million or $2.68 per share, compared with $1,900.5 million or $14.41 per share in 2007. Adjusted diluted loss per share was $2.06 for 2008, compared with adjusted diluted earnings per share of $0.31 in the same period of 2007.

Fiscal Year ended December 31, 2007 Compared to Fiscal Year ended December 31, 2006

Revenues

        Our consolidated revenues for 2007 were $4.7 billion, down 8.0% from $5.1 billion in 2006. Excluding the favorable impact of currency translation, revenues were down 9.3% compared to 2006. The situation is due mainly to decrease in volumes, paper sales and continued price pressures, as further discussed in the "Segment results" section.

        Paper sales, excluding the effect of currency translation, decreased by 17.7% in 2007, compared to 2006. Variance in paper sales has an impact on revenues, but it has little impact on operating income because the cost is generally passed on to the customer.

Operating Income and Adjusted EBIT

        In 2007, Adjusted EBIT was $169.3 million, down 35.3% from $261.8 million in 2006. Adjusted EBIT margin was 3.6% for 2007, down from 5.2% in 2006.

        Adjusted EBIT was impacted by specific charges that are not normally ongoing costs of operations and which are mainly non-cash. These specific charges were $50.3 million in 2007 and related primarily to accelerated depreciation on fixed assets, net losses on sale and leaseback of equipment and disposal of assets as well as losses on guarantees provided on leased equipment. This compared to specific charges of $15.2 million in 2006, which related mainly to accelerated depreciation on fixed assets. The 2007 adjusted EBIT was also negatively affected by a non-cash charge of $38.6 million for accelerated amortization of contract acquisition costs.

        Cost of sales for 2007 was $4.1 billion, a 7.8% decrease compared to $4.4 billion in 2006. Excluding depreciation and amortization expenses of $238.7 million in 2007 and $239.3 million in 2006, cost of sales decreased by 8.2%. The decrease is explained mostly by lower paper sales, as a result of large clients that began supplying their own paper and a decrease in labor costs. Excluding depreciation and amortization, gross profit margin was 17.5% for 2007, compared to 17.3% in 2006. Currency translation had a slight positive impact on gross profit margin for the year 2007.

        Selling, general and administrative expenses for 2007 were $390.5 million, higher by 12.9% compared to $345.9 million in 2006. Excluding depreciation and amortization expenses of $11.4 million in 2007 and $14.9 million in 2006 and excluding the unfavorable impact of currency translation of $7.0 million, selling, general and administrative expenses increased by 12.4% compared to the previous year. The increase is due in part to investments in continuous improvement programs, charges related to strategic initiatives as well as financial advisory fees incurred to find solutions to the Corporation's liquidity challenges.

        Securitization fees decreased by $9.5 million, for a total of $15.1 million for 2007, compared to $24.6 million in 2006. The decrease was mainly due to lower usage of the programs and the securitization and factoring programs fees presented in financial expenses following the inclusion of the secured financing on the balance sheet, partially offset by higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on our results.

        The total depreciation and amortization included in cost of sales and selling, general and administrative expenses above were $250.1 million in 2007, compared with $254.2 million in 2006. Excluding the impact of currency translation, depreciation and amortization remained essentially flat in 2007 compared to the previous year. The replacement and decommissioning of underperforming assets by investments in state-of-the-art printing technology has mostly offset the decrease in depreciation and amortization expenses caused by plant closures, impairment of long-lived assets as well as sale and leaseback agreements on buildings and equipments.

        Operating loss in 2007 was $1,887.2 million compared to operating income of $195.6 million in 2006, explained by significant asset and goodwill impairment charges in 2007.

Other Items

        For the year 2007, we recorded IAROC of $223.6 million, compared to $66.2 million in 2006. The charge was mainly related to the impairment of long-lived assets in North America and to the closure and consolidation of facilities in North America as well as workforce reductions. We also recorded pension settlement charges related to prior year initiatives. These measures are described below under "Impairment of Assets and Restructuring Initiatives".

        In the fourth quarter of 2007, our unsuccessful efforts to obtain new financing and our inability to conclude a proposed sale of our European operations combined with a decline in our stock price triggered a requirement for a goodwill impairment test related to our reporting units. As a result, we concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin American reporting units. See below under "Impairment of Goodwill" for additional information.

        On a full year basis, financial expenses were $178.9 million, compared to $114.0 million in 2006. The variance of $64.9 million is partly explained by a one time prepayment premium of $53.1 million, in the third quarter, for the early redemption of our outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020. The variance is also explained by a lower amount of interest capitalized to the cost of equipment due to the finalization of our retooling plan as well as the premium paid and loss incurred on the redemption of our 6.00% Convertible senior subordinated notes during the second quarter of 2007. In addition to those elements, the increase was also caused by higher interest rates, a higher average level of debt and the depreciation of the U.S. currency against other major currencies.

        Income tax recovery was $238.2 million in 2007, compared to $38.0 million in 2006. Income tax recovery before IAROC and goodwill impairment charge was $82.3 million for 2007, compared to $14.1 million for the same period in 2006. The income tax recovery in 2007 was mainly due to the long-lived asset write-down, the deductible components of goodwill impairment charge, the higher foreign tax rates and higher financial expenses.

        The effective annual tax rate in 2007 was 11.5%, compared to a statutory rate of 33.1%. The difference of 21.6% was mainly explained by the goodwill impairment charge that is mostly non-deductible.

Net Loss

        Net loss from continuing operations of $1,837.4, representing a loss per share of $14.10 for 2007, compared to net income from continuing operations of $118.8, representing earnings per share of $0.65 in 2006. These results incorporated impairment of assets, restructuring and other charges and goodwill impairment charge, net of income taxes, of $1,900.5 million, or $14.41 per share compared with $42.3 million, or $0.32 per share in 2006. Excluding the effect of impairment of assets, restructuring and other charges and goodwill impairment charge, adjusted diluted loss per share was $0.31 in 2007, compared with adjusted diluted earnings per share of $0.97 in 2006.

Three Months ended December 31, 2008 Compared to Three Months ended December 31, 2007

Revenues

        Our consolidated revenues for the fourth quarter of 2008 were $1.03 billion, a 16.1% decrease when compared to $1.23 billion for the same period in 2007. Excluding the negative impact of currency translation and paper sales (Figure 3), revenues were down 7.9% compared to the same period in 2007. The decrease in revenues resulted primarily from lower volumes mostly due to the North American recession, plant closures, lower paper sales, and, to a lesser extent, the impact of the Insolvency Proceedings. Despite negative price pressures, overall revenues per number of impressions appeared stable, primarily due to improvements in product mix. More details are provided in the "Segment results" section.

        Paper sales, excluding the effect of currency translation, decreased by 14.9% for the fourth quarter of 2008, compared to the same period in 2007. The decrease in paper sales is mostly explained by lower volumes. As discussed above, variance in paper sales has an impact on revenues, but it has little impact on operating income because the cost is generally passed on to the customer.

Operating Income and Adjusted EBIT

        In the fourth quarter of 2008, Adjusted EBIT increased to $50.3 million compared to $24.9 million for the same period in 2007. Adjusted EBIT margin was 4.9% for the fourth quarter of 2008, compared to 2.0% for the same period in 2007. The reduction in revenues was more than compensated by a reduction in specific charges of $14.7 million, a non-cash charge of $38.6 million recorded in the fourth quarter of 2007 for accelerated amortization of contract acquisition costs, as well as a reduction in labor costs, as we had successfully and rapidly aligned our workforce to our sales volume.

        The above-mentioned specific charges were $17.5 million for the fourth quarter of 2008 and related mainly to accelerated depreciation of fixed assets. This compared to specific charges of $32.2 million for the same period in 2007, which related mainly to net losses on sale and leaseback of equipment and disposal of assets, as well as accelerated depreciation of assets.

        Cost of sales for the fourth quarter of 2008 (excluding depreciation and amortization expenses of $60.3 million) decreased by 19.4% to $834.5 million compared to $1.04 billion (excluding depreciation and amortization expenses of $66.2 million) for the corresponding period in 2007. Excluding depreciation and amortization, gross profit margin was 19.2% in the fourth quarter of 2008 compared to 15.9% in 2007, which is mostly explained by lower variable costs, particularly labor costs.

        Selling, general and administrative expenses for the fourth quarter of 2008 were $88.9 million, lower by 16.7% compared to $106.7 million for the same period in 2007. Excluding depreciation and amortization expenses of $3.1 million in the fourth quarter of 2008 and $2.9 million for the same period in 2007 and excluding the favorable impact of currency translation of $6.8 million, selling, general and administrative expenses decreased by 10.8%, compared to the same period in 2007. The variance is mostly explained by the reduction in specific charges. 2007 selling, general and administrative expenses included specific charges of $14.3 million for net losses on disposals of assets while there were no such charges in 2008. The favorable variance is also explained by various workforce reduction initiatives as well as lower professional fees, partly offset by additional bad debt expense mostly due to certain customers filing for creditor protection given the exceptionally difficult economic environment.

        Securitization fees were nil for the fourth quarter of 2008, compared to income of $0.6 million for the fourth quarter of 2007. The variance is explained by the termination of the North American program as of January 23, 2008.

        The total depreciation and amortization included in cost of sales and selling, general and administrative expenses above were $63.4 million in the fourth quarter of 2008, compared to $69.1 million for the same period in 2007.

        Operating loss for the quarter ended December 31, 2008 was $478.6 million compared to operating loss of $1,929.8 for the quarter ended December 31, 2007, explained mainly by significant asset and goodwill impairment charges in 2007.

Other Items

        During the fourth quarter of 2008, we recorded IAROC of $187.8 million, compared to $121.8 million for the same period in 2007. The charge for the quarter was mainly related to the impairment of long-lived assets and workforce reductions in North America. These measures are described below under "Impairment of Assets and Restructuring Initiatives".

        During the fourth quarter of 2008, we recorded a goodwill impairment charge of $341.1 million compared with $1.8 billion in 2007. See below under "Impairment of Goodwill" for additional information.

        Financial expenses were $198.6 million in the fourth quarter of 2008, compared to $30.3 million for the same period in 2007. The variance of $168.3 million is mainly explained by a loss on foreign exchange and to a lesser extent a higher level of debt, due to the addition of the DIP financing.

        We recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The total expense for the fourth quarter of 2008 was $37.7 million.

        Income tax recovery was $61.5 million in the fourth quarter of 2008, compared to a recovery of $161.6 million for the same period in 2007. Income tax expense before IAROC and goodwill impairment charge was $25.2 million in the fourth quarter of 2008, compared to an income tax recovery of $41.4 million for the same period in 2007. Compared to 2007, the income tax recovery is lower in the fourth quarter of 2008 and is mainly attributable to a tax reserve in relation to the non-deductibility of interest on pre-petition U.S. debts and the additional valuation allowance.

Net Loss

        For the fourth quarter ended December 31, 2008, we reported a net loss of $654 million, representing a loss per share from continuing operations of $3.26, compared to a net loss from continuing operations of $1,802.6 million, representing a loss per share of $13.69 for the same period in 2007. These results incorporated IAROC and goodwill impairment charge, net of income taxes of $442.2 million or $2.19 per share, compared with $1,834.5 million or $13.88 per share for the same period in 2007. Adjusted diluted loss per share was $0.91 in the fourth quarter of 2008, compared to adjusted diluted earnings per share of $0.20 in the same period of 2007.

Segment Results

        The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations.

        During the second quarter of 2008, management modified Quebecor World's reportable segments to reflect the sale of the European operations (Note 9). The revised reporting structure includes two segments, North America and Latin America. All prior periods have been reclassified to conform to this current reporting structure.

Segment Results of Continuing Operations
Selected Performance Indicators
($ millions)

	North America		Latin America		Inter-Segment and Others		Total
	2008	2007	2008	2007	2008	2007	2008	2007
Three months ended December 31
Revenues	$957.2	$1,148.8	$76.8	$82.5	$(0.7)	$(0.3)	$1,033.3	$1,231.0
Adjusted EBITDA	104.7	139.4	11.9	9.2	1.7	(10.7)	118.3	137.9
Adjusted EBIT	39.8	29.9	9.3	5.7	1.2	(10.7)	50.3	24.9
IAROC	185.8	120.0	0.8	1.8	1.2	—	187.8	121.8
Goodwill impairment charge	341.1	1,823.2	—	9.7	—	—	341.1	1,832.9
Operating income (loss)	(487.1)	(1,913.3)	8.5	(5.8)	—	(10.7)	(478.6)	(1,929.8)
Adjusted EBITDA margin	10.9%	12.1%	15.5%	11.1%			11.4%	11.2%
Adjusted EBIT margin	4.1%	2.6%	12.1%	6.7%			4.9%	2.0%
Operating margin	(50.9)%	(166.5)%	11.1%	(7.0)%			(46.3)%	(156.8)%
Capital expenditures(1)	$25.5	$110.4	$3.7	$0.7	$0.1	$12.7	$29.3	$123.8
Change in non-cash balances related to operations, cash flow (outflow)(1)	(95.7)	(4.0)	(0.7)	(6.0)	108.4	(111.1)	12.0	(121.1)

Twelve months ended December 31
Revenues	$3,723.0	$4,373.7	$294.6	$284.8	$(0.7)	$(4.0)	$4,016.9	$4,654.5
Adjusted EBITDA	354.7	477.8	29.8	26.2	(5.1)	(24.5)	379.4	479.5
Adjusted EBIT	109.8	180.9	16.9	13.2	(5.7)	(24.8)	121.0	169.3
IAROC	238.5	221.7	2.0	1.9	1.6	—	242.1	223.6
Goodwill impairment charge	341.1	1,823.2	—	9.7	—	—	341.1	1,832.9
Operating income (loss)	(469.8)	(1,864.0)	14.9	1.6	(7.3)	(24.8)	(462.2)	(1,887.2)
Adjusted EBITDA margin	9.5%	10.9%	10.1%	9.2%			9.4%	10.3%
Adjusted EBIT margin	2.9%	4.1%	5.7%	4.6%			3.0%	3.6%
Operating margin	(12.6)%	(42.6)%	5.1%	0.6%			(11.5)%	(40.5)%
Capital expenditures(1)	$92.2	$251.5	$8.3	$3.5	$8.2	$66.0	$108.7	$321.0
Change in non-cash balances related to operations, cash flow (outflow)(1)	(63.1)	(19.1)	(9.5)	(11.8)	198.4	(115.0)	125.8	(145.9)

Figure 4

IAROC: Impairment of assets, restructuring and other charges.

Adjusted: Defined as before IAROC and before goodwill impairment charge.

(1)
Including both continuing and discontinued operations.

North America

        Prior to the second quarter of 2008, the North American segment was comprised of the following business groups: Magazine; Retail, Catalog & Sunday Magazines; Book & Directory; Direct; Canada; Logistics; Premedia and other value added services.

        On June 16, 2008, we announced the merging of our Retail, Catalog & Sunday Magazine division with the Direct Mail division to form a new integrated Marketing Solutions Group to better serve the marketing and advertising needs of our customers in multiple markets including retail, direct marketing, Sunday magazine, agency and financial services.

        Subsequently, on June 17, 2008, we further announced the integration of our U.S. Magazine, Book and Directory divisions into the Publishing Services Group. The new Publishing Services Group is intended to streamline our operations, improve services, and better serve existing and new publishing customers. We also merged the Premedia and Logistics divisions into one operating structure.

        North American revenues for the fourth quarter of 2008 were $957 million, down 16.7% from $1,149 million in 2007 and $3,723 million for the twelve-month period ended December 2008, down 14.9% from $4,374 million for the same period in 2007. Excluding the effect of currency translation and the unfavorable impact of paper sales, revenues decreased by 8.8% in the fourth quarter of 2008, compared to the same period in 2007 and 9.8% on a year-to-date basis. Revenues in the North American segment continued to be principally impacted by volume declines. Despite negative price pressures, overall revenues per number of impressions appeared stable, primarily due to improvements in product mix. Volume in North America decreased during the fourth quarter and the twelve-month period ending December 31, 2008 as a result of the North American recession and, to a lesser extent, due to the impact of the Insolvency Proceedings as well as the restructuring initiatives in the Publishing Services and Canada Groups. Furthermore, volumes in the Publishing Services and in the Marketing Solutions Groups have been affected by the non-renewal in 2007 of contracts with three large customers.

        Adjusted EBITDA in North America decreased in the fourth quarter of 2008 and on a year-to-date basis compared to the same period in 2007. The Adjusted EBITDA margin decreased in the fourth quarter of 2008 to 10.9% compared to 12.1% for the same period of 2007, and decreased on a year-to-date basis to 9.5% in 2008 from 10.9% in 2007. Adjusted EBITDA in North America continues to be impacted by challenging market conditions. The decrease in volume, as discussed above, was partly offset by profit improvement initiatives and efficiencies realized through productivity gains, mainly in the Publishing Services Group.

        During 2008, the North American workforce was reduced by 2,953 employees, down 13.8%, mainly explained by the various restructuring initiatives, including the closure of the Islington facility in Ontario, which was completed in the fourth quarter of 2008, the closure of the North Haven, CT facility, which was completed in the second quarter of 2008 and the closure of the Magog facility in Quebec, which was completed in the first quarter of 2008. We also reduced our workforce in most of our other facilities, including our corporate offices, in order to align ourselves with current market conditions.

Latin America

        Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail Markets. Latin America's revenues for the fourth quarter of 2008 were $76.8 million, down 6.9% from $82.5 million for the same period in 2007 primarily due to the unfavorable impact of foreign currency. On a year-to-date basis, revenues were $294.6 million, up 3.5% from $284.8 million for the same period in 2007. Excluding the impact of foreign currency and paper sales, revenues for the fourth quarter of 2008 were up 5.7%, compared to 2007 and 1.4% on a year-to date basis. Overall, quarterly adjusted EBITDA was up 29.3% compared to the same period in 2007 while year-to-date adjusted EBITDA was up 13.7% compared to 2007. These positive results are mostly explained by an improvement in product mix as well as efficiencies generated from continuous improvements and investment initiatives.

Impairment of Assets and Restructuring Initiatives

Impairment of Assets

        We re-assess the recoverability of property, plant and equipment whenever there is a significant change in circumstances or a material event occurs that may indicate that the carrying value of an asset is not recoverable, such as a material change in any of: the current or projected operating results, the use of the assets, the strategic direction of the businesses, the market value of the assets or industry and economic trends. If management believes that the assets may not be recoverable based on one or more of these material changes, the assets are reviewed for impairment based on the expected undiscounted future cash flows from the use of the assets and their eventual disposition. Impairment testing is performed at the lowest level of an asset group at which identifiable cash flows are largely independent, which is generally at the individual plant level. If the carrying value of an asset or a group of assets exceeds the expected undiscounted future cash flows, an impairment charge is recorded based on the amount by which the carrying value of the asset or group of assets exceeds its fair value. Fair value is determined using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach). Although we believe our estimates of undiscounted future cash flows, for impairment testing purposes, and of fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates, particularly with a continued deterioration in the global economy, which could result in an additional impairment of asset charge in the future.

        During the first three quarters of 2008, we recorded impairment charges related to long lived assets in North America totaling $16.7 million on certain machinery and equipment, largely based on change in use of these assets.

        In the fourth quarter of 2008, we updated our 5-year business plan and impairment tests on specific components of long-lived assets were triggered due to industry overcapacity and economic market conditions, that resulted in downward pressure on both volumes and prices of printing services in North America. As a result, we concluded that the carrying amount of certain long-lived assets was not fully recoverable and non-cash asset impairment charges of $161.8 million in North America were recorded to write down the value of the long-lived assets to their estimated fair value. The impairment charge is mainly related to machinery and equipment.

        During the year 2008, we recorded a net loss on financial assets of $4.9 million ($16.0 million in 2007 and nil in 2006).

        During the first three quarters of 2007, impairment tests were triggered in North America, as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities and we recorded impairment charges of $71.7 million mainly on machinery and equipment.

        In the fourth quarter of 2007, we completed our 2008 budget, and impairment tests on specific components of long-lived assets were triggered due to industry conditions, namely continued price pressure and volume declines. As a result, we concluded that the carrying amount of certain long lived assets was not fully recoverable and non-cash asset impairment charges of $99.3 million in North America and $1.0 million in Latin America were recorded to write down the value of the long lived assets to the estimated fair value. The impairment charge was mainly related to machinery and equipment.

Restructuring Initiatives

        We have undertaken various restructuring initiatives in order to ensure facilities are producing optimal pressroom efficiencies and higher returns. Restructuring costs relate largely to plant closures and workforce reductions related to current and prior years' initiatives. A description of these initiatives is provided in Note 6.

        The 2008 restructuring initiatives affected a total of 2,576 employees, of which 2,121 positions have been eliminated as of December 31, 2008 and 455 are expected to be eliminated. However, we estimate that 351 new jobs should be created in other facilities with respect to the 2008 initiatives. During 2008, the execution of prior years' initiatives resulted in the elimination of 244 positions with 5 positions still to be eliminated.

        As at December 31, 2008, the balance of the restructuring reserve was $25.9 million. The total cash disbursement related to this reserve is expected to be $25.4 million in 2009. Finally, we expect to record a charge of $5.9 million in 2009 for the restructuring initiatives that have already been announced as at December 31, 2008.

Impairment of Goodwill

        In the fourth quarter of 2008, we recorded a non-cash charge of $341.1 million to reflect impairment of the remaining goodwill in the North American reporting unit. The printing services industry continues to be challenged by difficult market trends, largely declining volumes, overcapacity and intense price competition and, most recently, by the recession, causing expected results for this reporting unit to fall short of expectations. The estimated future cash flows for our North American reporting unit reflect forward revenue and margin expectations which were revised in the fourth quarter of 2008 to incorporate these trends, at least in the short term. The resulting fair value of the reporting unit was below its carrying amount including goodwill and we performed our second step of the impairment test to determine the amount of any impairment loss. We engaged a third-party appraisal firm to determine the overall fair value of the reporting unit, in part based on estimates of future cash flows developed by management, as well as to value the significant tangible and intangible long-lived assets of the reporting unit as part of this impairment calculation.

        In the fourth quarter of 2007, the unsuccessful efforts of the Corporation to obtain new financing and our inability to conclude a proposed sale of our European operations combined with a decline in our stock price triggered a requirement for a goodwill impairment test related to our reporting units. As a result, we concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units.

        During our 2007 annual test, we completed our annual goodwill impairment testing in the third quarter of 2007. Management determined that the carrying value of goodwill for our European reporting unit was not recoverable after taking into account financial information such as the potential sale/merger of the European operations. The resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million.

Discontinued Operations

        On November 20, 2008, we sold our interest in TEJ Quebecor Printing Limited which operates a printing facility located in India. The transaction resulted in a total net consideration payable to us of $0.1 million, and a gain on disposal of $0.7 million, including the impact from the cumulative translation adjustment.

        On June 26, 2008, we sold our European operations to a subsidiary of HHBV. The total consideration for Quebecor World was €52.2 million ($82.1 million) in cash and a €21.5 million five-year note bearing interest at 7% per year, which is carried in other assets at its fair value of €14.1 million ($22.3 million). The net cash proceeds were mainly used by us to repay a portion of the DIP Term Loan. This transaction resulted in a loss on disposal of $653.3 million, including the cumulative translation adjustment impact and is presented as part of the net loss from discontinued operations.

        On January 28, 2008, we abandoned our UK subsidiary, Quebecor World PLC ("QWP"), based in Corby, and placed it into administration. As a result, we ceased to have control or significant influence over QWP as the ability to determine strategic, operating, investing and financing policies was transferred to the administrators. The administrators ceased to operate QWP on February 15, 2008, and all of QWP's long-lived assets, primarily buildings and machinery and equipment, started to be liquidated by the administrators. We are an unsecured creditor for our intercompany receivable of $28.0 million from QWP and, as of December 31, 2008, we had written down the receivable to its estimated amount recoverable of $3.0 million. As a result, we recorded a net loss from discontinued operations of $32.0 million (including the write-down of the intercompany receivable).

        In 2007, we sold our investments in two facilities of our French operations for nominal cash consideration resulting in a net loss on disposal of $12.7 million, included within the discontinued operations.

Reconciliation of non-GAAP measures
($ millions, except per share data)

	Years ended December 31,
	2008	2007	2006
Free cash flow(1)
Cash provided by operating activities	$89.6	$68.0	$236.0
Dividends on preferred shares	—	(17.6)	(43.1)
Additions to property, plant and equipment	(108.7)	(321.0)	(313.8)
Net proceeds from disposal of assets	25.4	101.4	82.5
Net proceeds from business disposals	43.5	—	28.5

Free cash flow	$49.8	$(169.2)	$(9.9)

Figure 5

(1)
We report free cash flow because it is a measure used by management to evaluate our financial performance and liquidity. Free cash flow is not a calculation based on or derived from Canadian or U.S. GAAP and should not be considered as an alternative to the consolidated statement of cash flows. Free cash flow is a measure that can be used to gauge our performance over time.

Reconciliation of non-GAAP measures
($ millions, except per share data)

	Years ended December 31,
	2008	2007	2006
Operating income (loss) from continuing operations—adjusted
Operating income (loss)	$(462.2)	$(1,887.2)	$195.6
Impairment of assets, restructuring and other charges ("IAROC")	242.1	223.6	66.2
Goodwill impairment charge	341.1	1,832.9	—

Adjusted EBIT(1)	$121.0	$169.3	$261.8

Operating income (loss)	$(462.2)	$(1,887.2)	$195.6
Depreciation of property, plant and equipment(2)	261.7	311.4	308.4
Amortization of other assets(2)	18.8	60.4	30.0
Less depreciation and amortization from discontinued operations	(22.1)	(61.6)	(54.6)

Operating income (loss) before depreciation and amortization ("EBITDA")	$(203.8)	$(1,577.0)	$479.4
IAROC	242.1	223.6	66.2
Goodwill impairment charge	341.1	1,832.9	—

Adjusted EBITDA(1)	$379.4	$479.5	$545.6

Earnings (loss) per share from continuing operations
Net income (loss) from continuing operations	$(943.9)	$(1,837.4)	$118.8
IAROC(3)	165.9	157.2	42.3
Goodwill impairment charge(4)	324.1	1,743.4	—
Reorganization items(5)	95.2	—	—

Adjusted net income (loss) from continuing operations	$(358.7)	$63.2	$161.1
Net income allocated to holders of preferred shares	17.4	22.2	34.0

Adjusted net income (loss) from continuing operations available to holders of equity shares	$(376.1)	$41.0	$127.1
Diluted average number of equity shares outstanding (in millions)	182.6	131.9	131.4
Earnings (loss) per share from continuing operations
Diluted	$(5.26)	$(14.10)	$0.65
Adjusted diluted(6)	$(2.06)	$0.31	$0.97

Figure 5

(1)
Adjusted EBIT and Adjusted EBITDA are the measures we have historically used to assess segment profitability. They exclude the following items: IAROC, goodwill impairment charge, financial expenses, dividends on preferred shares classified as liability, reorganization expenses, income taxes and minority interest, that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Quebecor World's corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)
As reported in the consolidated statements of cash flows.

(3)
Net of income taxes of $76.2 million for 2008, $66.4 million in 2007 and $23.9 million in 2006.

(4)
Net of income taxes of $17.0 million in 2008 and $89.5 million in 2007.

(5)
Net of income taxes of $10.7 million in 2008.

(6)
Adjusted earnings (loss) per share exclude the following items: IAROC, goodwill impairment charge, and reorganization items net of tax.

Reconciliation of non-GAAP measures
($ millions, except per share data)

	Three months ended December 31,
	2008	2007
Operating income (loss) from continuing operations—adjusted
Operating income (loss)	$(478.6)	$(1,929.8)
Impairment of assets, restructuring and other charges ("IAROC")	187.8	121.8
Goodwill impairment charge	341.1	1,832.9

Adjusted EBIT(1)	$50.3	$24.9

Operating income (loss)	$(478.6)	$(1,929.8)
Depreciation of property, plant and equipment(2)	63.4	84.5
Amortization of other assets(2)	4.6	44.0
Less depreciation and amortization from discontinued operations	—	(15.5)

Operating income (loss) before depreciation and amortization ("EBITDA")	$(410.6)	$(1,816.8)
IAROC	187.8	121.8
Goodwill impairment charge	341.1	1,832.9

Adjusted EBITDA(1)	$118.3	$137.9

Earnings (loss) per share from continuing operations
Net loss from continuing operations	$(654.0)	$(1,802.6)
IAROC(3)	118.1	91.1
Goodwill impairment charge(4)	324.1	1,743.4
Reorganization items(5)	32.8	—

Adjusted net income (loss) from continuing operations	$(179.0)	$31.9
Net income allocated to holders of preferred shares	3.8	5.5

Adjusted net income (loss) from continuing operations available to holders of equity shares	$(182.8)	$26.4
Diluted average number of equity shares outstanding (in millions)	201.5	132.1
Earnings (loss) per share from continuing operations
Diluted	$(3.26)	$(13.69)
Adjusted diluted(6)	$(0.91)	$0.20

Figure 5

(1)
Adjusted EBIT and Adjusted EBITDA are the measures we have historically used to assess segment profitability. They exclude the following items: IAROC, goodwill impairment charge, financial expenses, dividends on preferred shares classified as liability, reorganization expenses, income taxes and minority interest, that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Quebecor World's corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)
As reported in the consolidated statements of cash flows.

(3)
Net of income taxes of $69.7 million for the fourth quarter of 2008 and $30.7 million in 2007.

(4)
Net of income taxes of $17.0 million in 2008 and $89.5 million in 2007.

(5)
Net of income taxes of $4.9 million in 2008.

(6)
Adjusted earnings (loss) per share exclude the following items: IAROC, goodwill impairment charge, and reorganization items net of tax.

Critical Accounting Estimates

        The rules of the Canadian securities regulatory authorities define critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a corporation's financial condition or results of operations.

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

        In addition, we made assumptions regarding expected revenue growth, maintaining our customer base and achieving costs reductions, in order to estimate the future cash flows expected from the use of our assets. These estimates and assumptions are based on management's best estimates taking into consideration historical experience and other factors including the current economic situation, as well as industry and business environments, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. The combined impact of the Insolvency Proceedings described in Note 1, difficult credit markets, volatile equity and foreign currency markets and decreases in customer spending increase the uncertainty inherent in such assumptions and estimates. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the financial statements in future periods. The credit crisis and economic weakness has resulted and may continue to result in decreased revenue, gross margin and earnings. In addition, customers' difficulties have resulted in certain cases, and could result in the future, in increases in bad debt expenses. Continued economic weakness may also result in restructuring actions and associated expenses and in further impairment of long-lived assets.

        The critical accounting estimates which affect the consolidated statements of income and consolidated balance sheets line items are summarized below:

Going Concern

        Our financial statements have been prepared using the same Canadian GAAP as applied by us prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, the financial statements continue to be prepared using the going concern concept, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. The Insolvency Proceedings provide us with a period of time to stabilize our operations and financial condition and develop a Plan. During the period, Debtor-In-Possession ("DIP") financing has been approved by the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these Insolvency Proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether Quebecor World will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow us to continue as a going concern. If the going concern basis were to cease being appropriate, adjustments would be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.

Goodwill

        Goodwill is tested for impairment annually for all of our reporting units, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment is recognized in an amount equal to the excess and is presented as a separate item in the Consolidated Statements of Income.

        Based on the results of the latest impairment test performed as of December 31, 2008, we recorded a goodwill impairment charge of $341.1 million in 2008 ($1,832.9 in 2007). Subsequent to this impairment charge, there is no remaining goodwill in our consolidated balance sheet as at December 31, 2008.

Impairment of Long-Lived Assets

        Assessing the impairment of long-lived assets requires us to make important estimates and assumptions including, but not limited to, the expected future cash flows that the assets will generate, how the assets will be used based on the strategic direction of business, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the current economy on customer demand and selling prices, the cost of production, the limited activity on secondary markets for our assets and the cost of capital. Given the current economic weakness, there is a significant risk that customer demand and pricing will be lower than expected. Although we believe our estimates of undiscounted future cash flows, for impairment testing purposes, and of fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates, particularly given the deterioration in the global economy, and actual results may trigger additional asset impairment charges in the future.

        We recorded a total impairment charge of $183.4 million in the year ended December 31, 2008 based on the results of the above tests ($188.0 million in 2007). Although management concluded that at December 31, 2008 no further impairment charges were required other than those discussed above, we continue to monitor groups of assets to identify any new events or changes in circumstances that could indicate that their carrying values are not recoverable, particularly in light of an expected decline in profitability that may result with a continued deterioration in the global economy. In the event that such a situation is identified or that actual results differ from management's estimates, an additional impairment charge could be necessary.

Pension and Other Postretirement Benefits

Weighted average assumptions used in the measurement of Quebecor World's pension benefits

	2008	2007
Accrued benefit obligation as of December 31:
Discount rate	7.4%	6.0%
Rate of compensation increase	3.5%	3.4%
Benefit costs for years ended December 31:
Discount rate	6.0%	5.6%
Expected return on plan assets	7.5%	7.5%
Rate of compensation increase	3.4%	3.4%

	Figure 6

        We maintain defined benefit plans and postretirement benefits for our employees and ensure that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of our various pension plans were performed during the last three years or more frequently where required by law. Plan assets are measured at fair value and consist of equity securities, corporate and government fixed income securities and cash or cash equivalents. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase (Figure 6) and the health care cost trend rate.

        The discount rate assumption used to calculate the present value of the plans' projected benefit payments was determined using a measurement date of September 30, 2008 and based on yields of long-term high-quality fixed income investments.

        The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of historical performance analyses and forward-looking views of the financial markets. The targeted asset allocation of the plans is approximately 63% for equity and 37% for fixed income securities and cash.

        The rate of compensation increase is used to project current plan earnings in order to estimate pension benefits at future dates. This assumption was determined based on historical pay increases, forecast of salary budgets, collective bargaining influence and competitive factors.

        The unfunded status of all of the pension plans of $171.4 million was based on a measurement date of September 30, 2008. If we had used a measurement date of December 31, 2008, the impact of the fourth quarter decline in global equity markets would have increased the unfunded status by $154.0 million to $325.4 million.

        Changes in market conditions may affect the fair value of plan assets, the expected return on plan assets, as well as the discount rate used in calculations for future periods, which would result in a change in the amount of benefit obligation, impacting the periodic benefit costs and the unfunded status of the pension plans. As a result, amounts relating to these items above could be materially different if further changes in market conditions occur.

        We believe that the assumptions are reasonable based on information currently available; however, in the event that actual outcome differs from management's estimates, the provision for pension and postretirement benefit expenses and obligations may be adjusted.

Healthcare Costs

        Quebecor World provides health care benefits to employees in North America and we actively manage our health care spending with our vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Health care costs and liabilities are estimated with the help of actuaries. Health care costs continued to increase in 2008, consistent with the trend in North America. Trend assumption is the most important factor in estimating future costs. We used the most recent twelve months of claims trended forward to estimate the next year's liability. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$0.5	$(0.4)
Effect on benefit obligation	3.7	(3.3)

Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts for expected losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness and historical collection experience. In addition, we maintain an allowance to cover a fixed percentage of all accounts for customers who have filed for bankruptcy protection under Chapter 11 or CCAA and other critical accounts. These accounts may take several years to reach settlement. The allowance is reassessed on a quarterly basis.

        Global economic conditions affect our customers' businesses and the markets they serve. The credit crisis and global economic weakness has resulted in constrained advertising spending and in certain cases, customer financial difficulties in North America which could hinder our ability to collect amounts owed by customers. This credit exposure may increase to the extent that there is a continued lack of liquidity in the capital markets and sustained period of difficult economic conditions. This increase in exposure could result in increases in our bad debt expenses.

Income Taxes

        Management believes that it has adequately provided for income taxes based on all of the information that is currently available.

        The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated statements. In determining our provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. Income tax assets and liabilities, both current and future, are measured according to enacted income tax legislation that is expected to apply when the asset is realized or the liability is settled. We regularly review the recognized and unrecognized future income tax assets to determine if a valuation allowance is required or needs to be adjusted. Our future income tax assets are recognized only to the extent that, in our opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates, assumptions and judgments in assessing the potential for future recoverability, while at the same time considering past experience. If these estimates, assumptions or judgments change in the future, we could be required to reduce or increase the value of the future income tax assets or liabilities resulting in income tax expense or recovery. Our tax legislation interpretations could differ from those of tax authorities and our tax filings are subject to government audits, which could materially change the amount of both current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense.

        In addition, we have not recognized a future tax liability for the undistributed earnings of our subsidiaries in the current and prior years because we do not expect those unremitted earnings to reverse and become taxable in the foreseeable future.

Worker's Compensation

        U.S. workers' compensation claims tend to be relatively low in value on a case-by-case basis, and we self-insure against the majority of such claims. The liability provision of such self-insurance is estimated based on reserves for claims that are established by an independent administrator and the provision is adjusted annually to reflect the estimated future development of the claims using specific factors provided by our actuaries. The adjustment is recorded in income or expense.

        While we believe that the assumptions used are appropriate, in the event that actual outcome differs from management's estimates, the provision for U.S. workers' compensation costs may be adjusted.

        We also maintain third-party insurance coverage against U.S. workers' compensation claims which could be unusually large in nature as discussed in "Item 3.—Key Information—Risk Factors."

Changes in Accounting Standards and Adoption of New Accounting Policies

Changes in Accounting Policies

        Effective January 1, 2008, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments—Disclosures, Section 3863 Financial Instruments—Presentation and Section 3031, Inventories. Changes in accounting policies in conformity with these new accounting standards are as follows:

Capital Disclosures

        Section 1535 which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption of this section requires disclosure of information on capital management, which is included in Note 25, Capital and Liquidity Management.

Financial Instruments

        Section 3862, Financial Instruments—Disclosures, and Section 3863, Financial Instruments—Presentation, which require additional disclosures relating to financial instruments. The adoption of these sections required disclosure of risks associated with financial instruments to which we are exposed, including sensitivity analysis and how we manage those risks. This information is included in Note 24, Financial Instruments.

Inventories

        Section 3031, Inventories, provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. The main features of the new Section are: measurement of inventories at the lower of cost and net realizable value; guidance on the determination of cost, including allocation of overheads and other costs to inventory; allocation of fixed production overhead based on normal capacity levels; and reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

        Upon adoption of this new section, in accordance with the transition rules, we reclassified $32.9 million of spare parts inventories to property, plant and equipment and recorded accumulated depreciation of $25.7 million, with the difference (net of taxes of $4.0 million) being recorded as an adjustment to opening deficit, without restating comparative figures of prior years. We also remeasured our work in process to allocate fixed overhead, resulting in an adjustment of $4.3 million to opening deficit. The following is a summary of the adjustments recorded in the consolidated financial statements as at January 1, 2008:

  •
  Decrease of inventory by $28.6 million

  •
  Increase of property, plant and equipment by $7.2 million

  •
  Decrease of future income taxes liabilities by $4.0 million

  •
  Increase of deficit by $17.4 million

Future Changes in Accounting Standards

Goodwill and Intangible Assets

        In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets". The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards ("IFRS"). This standard is effective for the Corporation for the first quarter of 2009. We are currently assessing the impact of the adoption of this new section on our financial statements.

IFRS

        The Canadian AcSB requires all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year.

        Furthermore, in May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes in expected accounting polices related to the change over to IFRS. In accordance with the notice, we are required to provide an update of our IFRS conversion plan in each financial reporting period prior to conversion.

        We expect that the transition from Canadian GAAP to IFRS will be applicable for the Corporation for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS. We expect the transition to IFRS to impact financial reporting, business processes and information systems.

        In 2008, we launched an internal initiative to govern the conversion process and we are currently in the process of evaluating the potential impact of the conversion to IFRS on our financial statements. Our project consists of 3 phases: (1) diagnostic; (2) development; and (3) implementation. We completed the awareness and initial assessment phase, during the second quarter of 2008, which involved a high level review of the major differences between current Canadian GAAP and IFRS. We have started completing a more detailed assessment which involves detailed systematic gap analyses of accounting and disclosure differences between Canadian GAAP and IFRS, and conducting an analysis of the available accounting choices to be made to address these differences and options available under IFRS. However, as the assessment will be impacted by our future structure, given the current uncertainties described in Note 1, we cannot at this time reasonably estimate the impact of adopting IFRS on our future financial position and results of operations.

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

        The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. We are in the process of evaluating the requirements of the new standards.

        Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3—Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

        Sections 1601 and 1602 together replace 1600—Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

        Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27—Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Credit risk and the fair value of financial assets and financial liabilities

        On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. We took into consideration such credit risks in determining the fair value of our financial assets and financial liabilities as of December 31, 2008. Therefore, this change will not have any impact on our financial statements in 2009.

B.    Liquidity and Capital Resources

        To the extent the matters described below relate to future events or expectations, they may be significantly affected by the Insolvency Proceedings. The Insolvency Proceedings will involve, or may result in, various restrictions on our activities, limitations on financing, the need to obtain Court or Monitor approval for various matters, the discharge of certain obligations and uncertainty as to relationships with vendors, suppliers, customers and others with whom we may conduct or seek to conduct business.

DIP Financing

        On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, the "DIP Credit Agreement") between Quebecor World Inc. and Quebecor World (USA) Inc., a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, Morgan Stanley Senior Funding, Inc., and Wells Fargo Foothill, LLC, as Co-Syndication Agents, and Wachovia Bank, N.A., as Documentation Agent.

        The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the "Revolving DIP Facility") bearing interest at variable rates based on Base rate, or Eurodollar rate, Canadian Banker's Acceptance rate or Canadian prime rate, plus applicable margins and a $600 million term loan ("DIP Term Loan"), bearing interest at variable rates based on Base rate, or Eurodollar rate, plus applicable margins, which was fully drawn immediately following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the "Interim DIP Order"). Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving DIP Facility, the availability of funds is determined by a borrowing base based on percentages of eligible receivables and inventory. The unused portion of the Revolving DIP Facility is subject to a commitment fee of 0.50% per annum. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the "Final DIP Order"), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. On June 30, 2008, the Corporation repaid $74.5 million on the DIP Term Loan. As at March 24, 2009 the Corporation had drawn an aggregate amount of $557.0 million on the DIP Term Loan and Revolving DIP Facility.

        Quebecor World and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event we do not perform our contractual obligations. As of March 24, 2009, the guarantee instruments issued under the DIP Credit Agreement amounted to $16.1 million, maturing at various dates in 2009. These guarantee instruments reduce the availability under the Revolving DIP Facility.

        The Revolving DIP Facility and DIP Term Loan are secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World, the U.S. Subsidiaries subject to the U.S. Proceedings and certain subsidiaries in Latin America. The liens are junior to the liens securing our syndicated revolving bank facility with Royal Bank of Canada as administrative agent and our equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which were granted prior to the Filing Date, to the extent such liens are valid, perfected and not voidable. The Revolving DIP Facility and DIP Term Loan are also guaranteed by substantially all of our direct and indirect North American subsidiaries and Latin American subsidiaries.

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

        The DIP Credit Agreement provides for various restrictions on, among other things, the ability of the Corporation and our subsidiaries to incur additional debt, secure such debt, make investments, dispose of assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of a majority of our DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor and/or the Court or the U.S. Bankruptcy Court.

        The DIP Credit Agreement also contains certain restrictive financial covenants such as requirements to maintain a minimum level of consolidated Earnings before Interest, Taxes, Depreciation, Amortization and Restructuring ("EBITDAR"), as defined in the agreement, and minimum liquidity. In addition, under the terms of the DIP Credit Agreement, we are required to comply with various other terms and conditions. As of December 31, 2008 and up to the date of completion of the consolidated financial statements on March 26, 2009, we are in compliance with the financial covenants of the DIP Credit Agreement. Although to date we have been in compliance with such financial covenants, there can be no assurance that we will be able to comply with those covenants in the future, particularly given the unknown evolution of the economy and possible additional downward pressures on volumes in North America beyond March 2009. Any such non-compliance would constitute an event of default

        Should the Insolvency Proceedings be dismissed or orders granting relief from the stays provided for thereunder be entered, an event of default would also occur under the DIP Credit Agreement. Alternatively, should we experience a delay in implementing a Plan or Plans prior to July 21, 2009, we would need to extend the maturity date of the Revolving DIP Facility and DIP Term Loan, or obtain a replacement debtor-in-possession financing.

        If any of the aforementioned events occur, there can be no assurance that sufficient alternative financing would be available, particularly given the current state of the financial markets. Failure to obtain such alternative financing would, in all likelihood, lead to the liquidation of the Applicants' assets.

        Under the Insolvency Proceedings, the amount of funding available for our Latin American subsidiaries is limited to $10 million, in addition to a $5 million amount for other subsidiaries that are not Applicants. As of March 24, 2009, substantially all of these amounts were used to fund Latin American and other non-Applicant subsidiaries. We are considering the future needs of our subsidiaries and will request additional funding flexibility from our creditors, if required.

        Management believes our liquidity and capital resources are sufficient to successfully restructure and reorganize the Corporation as well as to fund our operating activities.

Other Debt

        On January 16, 2008, since we had not obtained the $125.0 million of new financing, as had been required under the terms of the revolving bank facility and North American securitization program waivers, we became in default under our revolving bank facility, our equipment financing facility and our North American securitization program. Upon filing for creditor protection in the Insolvency Proceedings on January 21, 2008, we became in default under substantially all of our other debt agreements and instruments.

        For more information on our indebtedness, interest rates and debt maturity dates as at December 31, 2008, see Notes 17 and 18.

Cash Flow

        The following describes our cash flow including the discontinued operations for the year ended December 31, 2008 and 2007.

Operating Activities

	Years ended December 31,
($ millions)	2008	2007
Cash provided by operating activities	$89.6	$68.0

        Net cash used by operating activities of discontinued operations was $9.5 million in 2008 compared to $19.2 million in 2007, excluding net changes in inter company advances.

        The increase in cash flow from operating activities generated largely in the fourth quarter of 2008, compared to the same period in 2007, is mainly due to divestiture of Europe, which in 2007 and part of 2008 generated a net cash outflow, and favorable changes in working capital.

        The working capital deficiency was $2,767.3 million as at December 31, 2008, compared to $1,085.5 million as at December 31, 2007. The change is mainly due to the reclassification of the long-term debt to liabilities subject to compromise.

Financing Activities

	Years ended December 31,
($ millions)	2008	2007
Cash provided by financing activities	$160.6	$282.5

        Net cash provided by financing activities of discontinued operations was $8.5 million in 2008 compared to $68.4 million in 2007.

        In the first quarter of 2008, we received the DIP Term Loan proceeds of $556.5 million, net of issuance costs, and repaid our North American securitization program for $413.0 million, which was terminated as a result of the Insolvency Proceedings.

        On June 30, 2008, we repaid $74.5 million on the DIP Term Loan, using proceeds from the sale of our European operations.

        Drawings on the Revolving DIP Facility were CA$31.0 million ($29.1 million) as at December 31, 2008.

        No dividends on preferred shares have been paid since the fourth quarter of 2007 ($17.6 million was paid in 2007).

        During the pendency of the Insolvency Proceedings, and as debtor in possession, we are generally able to exercise control over the conduct of our business and that of our subsidiaries in the normal course. However, we are subject to various restrictions on our ability to pay dividends and to make inter-company transfers of funds in the form of loans and advances. The Corporation and the U.S. Subsidiaries are also precluded from servicing or paying interest on their outstanding pre-petition debt under each of the Court and U.S. Bankruptcy Court orders, as well as under the DIP Credit Agreement.

Investing Activities

	Years ended December 31,
($ millions)	2008	2007
Cash used in investing activities	$(86.2)	$(229.9)

        Net cash used in investing activities related to discontinued operations was $5.7 million in 2008 compared to $49.4 million in 2007.

  Additions to property, plant and equipment

        In the fourth quarter of 2008, we invested $29.3 million in capital projects, compared to $123.8 million during the same period in 2007. On a year-to-date basis, $108.7 million has been invested in capital projects in 2008, compared to $321.0 million in 2007. Of that amount, approximately 58% was for organic growth, including expenditures for new capacity requirements and productivity improvement. The remaining portion was spent on the maintenance of our existing structure. In 2007, the organic growth spending amounted to 79%. Additions to property, plant and equipment are expected to be approximately $100 million in 2009.

  Restricted Cash

        As at December 31, 2008, our wholly-owned captive insurance company had pledged $56.3 million ($54.9 million as at December 31, 2007) of cash as collateral for standby letters of credit issued and in trust in favour of a third party insurer for future estimated claims relating to U.S. Workers' Compensation. The standby letters of credit and the corresponding pledge agreements are renewable annually. The cash pledged against the letters of credit is intended for future use and is presented as restricted cash under long-term assets in our consolidated balance sheet.

        During 2008, we set up a cash collateral account, with a balance of $32.3 million at year-end, in order to use Quebecor World Memphis Corporation inventories. In addition, we provided CA$10.0 million ($8.3 million) in cash collateral to a major Canadian financial institution in order to maintain Canadian cash management services. The total amount of restricted cash is held in various liquid investments such as non money market funds, mutual funds, treasuries and bank deposits.

  Proceeds from disposal of assets

        During 2008, proceeds on disposal of assets amounted to $25.4 million compared to $101.4 million in 2007. These proceeds came mainly from the disposal of an aircraft, a property and other machinery and equipment in the North American platform. In the fourth quarter of 2008, we sold our interest in TEJ Quebecor Printing Limited in India for $0.1 million. In 2007, proceeds were mainly related to the sale and leaseback of machinery and equipment and land and buildings in North America.

  Sale of European operations

        On June 26, 2008, we sold our European operations to a subsidiary of HHBV, renamed CirclePrinters Holding B.V. The total consideration for the Corporation was €52.2 million ($82.1 million) in cash and a €21.5 million five-year note bearing interest at 7% per year, which is carried in other assets at its fair value of €14.1 million ($22.3 million). The net cash proceeds were mainly used by us to repay the DIP Term Loan. This transaction resulted in a loss on disposal of $653.3 million, including the cumulative translation adjustment impact and is presented as part of the net loss from discontinued operations.

Free Cash Flow

	Years ended December 31,
($ millions)	2008	2007
Free cash flow	$49.8	$(169.2)

        Free cash flow is a non-GAAP measure. See Figure 5 for a reconciliation of free cash flow to cash flow from operations which is the closest GAAP measure. Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

        The increase in free cash flow was due mainly to higher cash flows provided by operating activities for the fourth quarter and a significant reduction in additions to property, plant and equipment on a year over year basis.

Credit ratings

        None of our debt is currently rated by any credit rating agency.

C.    Research and Development, Patents and Licenses

        We have no research and development nor patents or licenses of significance.

D.    Trend Information

        See information provided in Item 5.A and Item 5.H of the annual report.

E.    Off-Balance Sheet Arrangements

Guarantees

        Significant guarantees Quebecor World has provided to third parties include the following:

Business and real estate disposals

        In connection with certain dispositions of businesses or real estate, we have provided customary representations and warranties whose terms range in duration and may not be explicitly defined. We have also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, we have indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Corporation.

        These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents us from estimating the maximum potential liability that we could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheets with respect to these indemnification guarantees as at December 31, 2008. We continue to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred and it would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt agreements

        Under the terms of certain debt agreements, we have guaranteed the obligation of some of our U.S. subsidiaries. In this context, we would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if we were to make the payments on behalf of some of our U.S. subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents us from estimating the maximum potential liability we could be required to pay. However, the majority of the obligations to which such guarantees apply contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the structure of the transactions, we are not currently exposed to such liabilities. As such, we have not accrued any amount in the consolidated balance sheet with respect to this item.

Financial instruments

        We use a number of financial instruments including: cash and cash equivalents, accounts receivable, restricted cash, bank indebtedness, trade payables, accrued liabilities, long-term debt and preferred shares. The carrying amounts of these financial instruments, except for long-term debt and preferred shares, approximate their fair values due to their short-term nature. The fair values of long-term debt and preferred shares are estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity.

	2008		2007
	Book Value	Fair Value	Book Value	Fair Value
Financial liabilities
Long-term debt(1)	$644.0	$614.9	$2,337.3	$2,018.7
Preferred shares	35.1	0.2	178.5	112.4

	Figure 7

  (1)
  Including current portion, but excluding liabilities subject to compromise.

        The carrying amounts of derivative financial instruments are equal to their fair value.

        We use derivative financial instruments to manage our exposure to fluctuations in commodity prices and foreign exchange rates. We do not hold or use any derivative instruments for speculative purposes and we adhere to a financial risk management policy.

        Following the commencement of the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

        Thereafter, from time to time, we entered into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. Contracts outstanding at December 31, 2008 covered a notional quantity of 250,000 gigajoules in Canada and 1,964,000 MMBTU in the United States and expire between January 2009 and June 2009. The change in the contracts' fair values that was recorded as derivative gains or losses amounted to a loss of $0.7 million for 2008 (a loss of $1.7 million for 2007).

        In addition, we enter into foreign exchange forward contracts to manage our exposure to change in the currency exchange rate between the Canadian and the US dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at December 31, 2008 covered a notional quantity of $13.4 million in Canada and expire between January 2009 and June 2009.

        During the year, we reclassified a net gain of $8.2 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period. A net gain of $33.7 million was recorded during the year (a net loss of $76.0 million in 2007 and a net loss of $32.6 million in 2006) on derivative financial instruments for which hedge accounting was not used and embedded derivatives not closely related to their host contracts, of which $11.2 million is presented as Reorganization items.

F.     Contractual Obligations

        Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due or the risk that these financial obligations be met at excessive cost. We have been under creditor protection since January 21, 2008 (Note 1).

        As of December 31, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to the DIP financing, as described in Note 1, which is collateralized by substantially all of our assets. Since the Insolvency

Proceedings, we have ceased to make payments of interest and principal on compromised debt obligations. The obligations and their maturities, excluding the liabilities subject to compromise in the amount of $2,882.5 million at December 31, 2008, were as follows:

Contractual Cash Obligations
($ millions)

	2009	2010	2011	2012	2013	2014 and thereafter	Total
Long-term debt	$573.3	3.7	1.4	1.0	1.0	—	$580.4
Capital leases	9.9	9.8	10.0	10.9	11.9	11.1	63.6
Interest payments on long-term debt, and capital leases(1)	31.4	4.3	3.4	2.5	1.5	0.5	43.6
Operating leases	60.1	40.0	26.6	23.5	20.5	81.5	252.2
Capital asset purchase commitments	61.8	1.0	—	—	—	—	62.8

Total contractual cash obligations	$736.5	58.8	41.4	37.9	34.9	93.1	$1,002.6

	Figure 8

(1)
Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, and using the outstanding balance as at December 31, 2008.

        We have major operating leases pursuant to which we have the option to purchase the underlying equipment (presses and binders) at the end of the term. Whether the equipment will be acquired at the end of the lease term will depend on circumstances prevailing at the time the option is available. The total terminal value of these operating leases expiring between 2009 and 2015 is approximately $35.1 million.

        During 2008, we made contributions to our pension plans of $38.5 million ($56.5 million for the same period in 2007), which were in accordance with the minimum required contributions as determined by our actuaries. Minimum required contributions are estimated at $28.8 million for 2009. Considering the downturn in the capital markets in the last quarter of 2008, additional contributions will be required mainly in 2010 and beyond for our defined benefit pension plans, and in the absence of a reversal in capital markets conditions or changes in pension legislation, are estimated to be in the range of $70 to $100 million per year, given reduced current plan asset values caused by the recent economic recession.

G.    Contingencies

        Our financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to liabilities subject to compromise, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders' accounts, the effect of any changes that may be made in the capitalization of the Corporation; or (d) as to operations, the effect of any changes that may be made in our business.

        While we are subject to the Insolvency Proceedings, we will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, claims allowed arising under the Insolvency Proceedings may be recorded as liabilities and presented separately on the consolidated balance sheets. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Corporation, we will be required, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, we would undertake a comprehensive re-evaluation of our assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required under fresh start reporting.

        In the normal course of our business activities, we are subject to a number of claims and legal actions that may be made by customers, suppliers and others. Given the Insolvency Proceedings, the final outcome with respect to actions outstanding or pending as at December 31, 2008 cannot be predicted with certainty.

H.    Quarterly Trends

Selected Quarterly Financial Data (Continuing Operations)
($ millions, except per share data)

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results
Revenues	$1,033.3	$993.6	$975.5	$1,014.5	$1,231.0	$1,172.1	$1,111.3	$1,140.1
Adjusted EBITDA	118.3	94.2	92.7	74.2	137.9	123.5	113.1	105.0
Adjusted EBIT	50.3	33.7	27.8	9.2	24.9	57.9	48.0	38.5
IAROC	187.8	6.7	11.0	36.6	121.8	55.2	28.8	17.8
Goodwill impairment charge	341.1	—	—	—	1,832.9	—	—	—
Operating income (loss)	(478.6)	27.0	16.8	(27.4)	(1,929.8)	2.7	19.2	20.7
Operating margin	(46.3)%	2.7%	1.7%	(2.7)%	(156.8)%	0.2%	1.7%	1.8%
Adjusted EBITDA margin	11.4%	9.5%	9.5%	7.3%	11.2%	10.5%	10.2%	9.2%
Adjusted EBIT margin	4.9%	3.4%	2.8%	0.9%	2.0%	4.9%	4.3%	3.4%
Net income (loss) from continuing operations	$(654.0)	$(63.6)	$(77.7)	$(148.6)	$(1,802.6)	$(55.3)	$10.8	$9.7
Net income (loss)	(654.0)	(64.2)	(751.1)	(190.0)	(1,826.1)	(315.1)	(21.1)	(38.1)

Per Share Data
Earnings (loss) per share from continuing operations Basic and diluted	$(3.26)	$(0.35)	$(0.44)	$(1.04)	$(13.69)	$(0.45)	$0.05	$0.02
Adjusted diluted	$(0.91)	$(0.20)	$(0.27)	$(0.70)	$0.20	$(0.18)	$0.19	$0.11
Earnings (loss) per share Basic and diluted	$(3.26)	$(0.35)	$(4.05)	$(1.32)	$(13.87)	$(2.42)	$(0.20)	$(0.34)
	Figure 9

IAROC: Impairment of assets, restructuring and other charges

Adjusted earnings (loss) per share exclude the following items: IAROC, goodwill impairment charge, and reorganization items net of tax (Figure 5).

Adjusted EBITDA trend

        Adjusted EBITDA for the twelve months of 2008 was lower than 2007 mainly due to volume declines, which more than offset the year-over-year improvements resulting from the retooling initiatives that were completed in 2007, as well as restructuring and continuous improvement initiatives. In addition to volume declines, overall performance for the previous eight quarters was affected by operational inefficiencies mainly in plants involved in the installation of new equipment or press shutdowns, as well as plant closures.

        In all four quarters of 2008, we continued to face challenging market conditions, resulting in price erosion and decreased volume in most of our markets. The restructuring initiatives, largely in North America and the corporate office, are intended to help reverse this negative trend.

Seasonal impact

        Revenues generated by Quebecor World are seasonal with, historically, a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 9). However, in 2008, revenues were not materially greater in the second half of the year, as the economic downturn has been more severe during this part of the year, leading to volume reductions in most of our markets.

IAROC impact

        Significant IAROC have resulted from our focus on profit improvement and retooling activities undertaken during the previous years that involved a reduction in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions, relocating sales and administrative offices into plants, rationalization of management structure and integration of business units with common activities to facilitate synergies. This determined focus on profit improvement has reduced our long-term cost structure and is expected to improve efficiency across the platform. For the year ended December 31, 2008, we recorded IAROC of $242.1 million relating to our North American and Latin American platforms. Of that amount, $183.4 million was related to an impairment charge on long-lived assets in North America, $50.0 million related to restructuring charges incurred in 2008 for the reduction in work force and the closure of North American facilities and the continuation of prior year initiatives, $0.4 million related to pension settlements and curtailments and $8.3 million related to multiemployer pension plans charge. See Note 6 for further detail on these restructuring initiatives.

Goodwill impairment charge impact

        In the fourth quarter of 2008, the printing services industry continued to be challenged by difficult market trends, largely declining volumes, overcapacity and intense price competition, causing expected results for the North American reporting unit to fall short of expectations. We recorded a non-cash charge of $341.1 million to reflect impairment of the goodwill in this reporting unit. See Item 5A. for more details.

        In the fourth quarter of 2007, our unsuccessful efforts to obtain new financing and our inability to conclude the previously announced sale/merger of our European operations combined with a decline in our stock price triggered a requirement for a goodwill impairment test related to our reporting units. As a result, we recorded a total impairment charge of $1,832.9 million related to our American and Latin American reporting units.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A—Directors and Senior Management

Our Directors

        Our Board of Directors is currently composed of six members. The term of office of each director expires upon the election of his or her successor unless the director resigns from office or his or her office becomes vacant by death, removal or other cause. The following table sets forth, as at March 24, 2009, the names, places of residence and principal occupations of the directors, the year of their appointment, the committees on which each director serves as a member, as the case may be, the number of Subordinate Voting Shares held by each of them as well as the directorships they hold on other public companies.

        All the information in this Item has been provided to us by the persons concerned.

Name and Place of Residence	Principal Occupation	Director Since	Number of Subordinate Voting Shares Held	Other Directorships
DOUGLAS G. BASSETT, O.C., O. ONT.(AC)(NCGC)(PC)(EC) Ontario, Canada	Chairman and President of Windward Investments (private investment company)	2007	—	• White Raven Capital Corporation
ANDRÉ CAILLÉ(AC)(HRCC)(PC)(EC)(RC)(IC) Quebec, Canada	Corporate Director	2005	—	• National Bank of Canada • Junex Inc.
MICHÈLE DESJARDINS(HRCC)(NCGC)(PC)(RC)(IC) Quebec, Canada	President, Koby Consulting Inc. (management consultant firm)	2007	—	None.
JACQUES MALLETTE(RC) Quebec, Canada	President and Chief Executive Officer of Quebecor World Inc.	2008	—(1)	None.
THE RIGHT HONOURABLE BRIAN MULRONEY(EC) Quebec, Canada	Chairman of the Board of Quebecor World Inc. and Senior Partner of Ogilvy Renault LLP (law firm)	1997	—(2)	• Quebecor Inc. • Archer-Daniels-Midland Company • Barrick Gold Corporation • Blackstone Group L.P. • Wyndham Worldwide Corporation • Independent News and Media plc
ALAIN RHÉAUME(AC)(HRCC)(NCGC)(EC)(IC)(RC) Quebec, Canada	Lead Director of Quebecor World Inc. and Managing Partner of Trio Capital (private investment firm specialized in telecommunications)	1997	—	• Boralex Income Fund • Kangaroo Media Inc. • DiagnoCure Inc.

(AC)	Member of our Audit Committee.
(HRCC)	Member of our Human Resources and Compensation Committee.

(NCGC)	Member of our Nominating and Corporate Governance Committee.
(PC)	Member of our Pension Committee.
(EC)	Member of our Executive Committee.
(RC)	Member of our Restructuring Committee.
(IC)	Member of our Independent Committee.
(1)
Mr. Mallette holds 224,000 options to purchase Subordinate Voting Shares.

(2)
On October 31, 2001, the Board granted The Right Honourable Brian Mulroney options to subscribe for 50,000 Subordinate Voting Shares at an exercise price of CA$33.50 per share. In addition, on February 3, 2003, the Board granted Mr. Mulroney options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of US$23.746 per share.

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

  •
  André Caillé.  Mr. Caillé previously served as the President and Chief Executive Officer of Hydro-Québec from 1996 until April 2005. He was then appointed Chairman of the Board of Hydro-Québec and served in that capacity until September 14, 2005. Mr. Caillé also served as President and Chief Executive Officer of Gaz Métropolitain from 1987 until 1996. Mr. Caillé also served as Chairman of the World Energy Council from September 2004 to November 2007 and as a director of National Bank of Canada since November 2005. Mr. Caillé has been a director of Quebecor World since December 2005 and serves as the Chairman of our Human Resources and Compensation Committee and our Restructuring Committee and as a member of our Audit Committee, our Executive Committee, our Pension Committee and our Independent Committee. Mr. Caillé was elected as a director of Junex Inc., a junior oil and gas exploration company, in June 2008.

  •
  Alain Rhéaume.  Mr. Rhéaume is the founder and managing partner of Trio Capital. He was Executive Vice President and President of Fido at Rogers Wireless Inc., from November 2004 until June 2005. He was President and Chief Operating Officer of Microcell Solutions Inc. from May 2003 until November 2004 and President and Chief Executive Officer of Microcell PCS from February 2001 until April 2003. He has been a director of Quebecor World since 1997. Mr. Rhéaume has served as lead director of Quebecor World since February 2006. He serves as the Chairman of our Audit Committee, our Nominating and Corporate Governance Committee and our Independent Committee and as a member of our Human Resources and Compensation Committee, our Executive Committee and our Restructuring Committee.

Our Executive Officers

        The following table sets forth, as at March 24, 2009, the names, positions with Quebecor World as well as the number of Subordinate Voting Shares and options to purchase Subordinate Voting shares held by each of them.

Name and Place of Residence	Position with Quebecor World	Number of Subordinate Voting Shares Held	Number of Options to Purchase Subordinate Voting Shares Held
JACQUES MALLETTE Quebec (Canada)	Director, President and Chief Executive Officer	—	224,000
JEREMY ROBERTS Quebec (Canada)	Chief Financial Officer	2,577	30,384
RÉGIS RÉHEL Quebec (Canada)	President, Quebecor World Canada	—	—
GUY TRAHAN Buenos Aires (Argentina)	President, Latin America	—	173,528
DAVID BLAIR Ontario (Canada)	Senior Vice President, Operations, Technology and Continuous Improvement	6,484	201,175
MICHÈLE BOLDUC Quebec (Canada)	Senior Vice President, Legal Affairs and General Counsel	—	10,000
SYLVAIN LEVERT Quebec (Canada)	Senior Vice President, Corporate Services	2,646	2,859
BEN SCHWARTZ Quebec (Canada)	Senior Vice President, Human Resources	—	—
MARIO D'ARIENZO Quebec (Canada)	Vice President, Real Estate	1,127	—
DIANE DUBÉ Quebec (Canada)	Vice President, Corporate Controller	1,963	15,779
JO-ANN LONGWORTH Quebec (Canada)	Chief Accounting Officer	—	—
ROLAND RIBOTTI Quebec (Canada)	Vice President, Corporate Finance and Treasurer	336	8,000
TONY ROSS Quebec (Canada)	Vice President, Communications	2,834	8,148
MARIE-ÉLIZABETH CHLUMECKY Quebec (Canada)	Corporate Secretary	—	—
LUCIE DESJARDINS Quebec (Canada)	Assistant Corporate Secretary	—	—

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

  •
  Guy Trahan.  President of Quebecor World Latin America. Mr. Trahan has served as President of Quebecor World Latin America since July 1997. Mr. Trahan was President—Eastern and Specialty Groups and Executive Vice President—Canada of Quebecor Printing Inc. since 1993 and President—Eastern Canada and Mexico of Quebecor Printing Inc. since 1988. From 1985 to 1988, he was Vice President and General Manager of Gazette Canadian Printing and Southam Murray, a division of Southam Printing Ltd., and Vice President, Sales and Marketing of Uniboard Canada since 1982.

  •
  Régis Réhel.  President of Quebecor World Canada. Mr. Réhel has served as President of Quebecor World Canada since October 2008, and before that he served as our Vice President Corporate Optimization since April 2008. From 2000 to 2008, Mr. Réhel held a series of management positions overseeing operations and sales at Cascades Inc., an international paper company. Prior to that, he worked as a consultant specializing in process optimization, executive coaching and employee empowerment.

  •
  David Blair.  Senior Vice President, Operations, Technology and Continuous Improvement. Mr. Blair has served as our Senior Vice President, Operations, Technology and Continuous Improvement since November 6, 2006 and, before that, he served as our Senior Vice President, Manufacturing, Environment and Technology. From June 2001 until April 2002, he was our Vice President, Manufacturing, Technologies and Environment and from January 1999 until June 2001, he was our Vice President, Manufacturing.

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

  •
  Sylvain Levert, Senior Vice President, Corporate Services. Mr Levert has served as our Senior Vice President, Corporate Services since January 2009. Prior to that appointment, he served as our Vice President, Procurement since November 2003. He was Vice President, Corporate Services and Logistics (Switzerland) from October 1998 to November 2003. He was Director, Business Development of the Corporation from July 1997 to October 1998. From 1990 to 1998, Mr. Levert held several positions in our Accounting Department, including Corporate Controller.

  •
  Ben Schwartz.  Senior Vice President, Human Resources. Mr. Schwartz has served as our Senior Vice President, Human Resources (or as Senior Vice President, People and Leadership) since October 22, 2007. Prior to joining Quebecor World, he was Vice President, Corporate Human Resources and Global Rewards of Molson Coors Brewing Company in Denver, Colorado since 2005. In 2004 and 2005, he was Vice President, Human Resources (Corporate) of Molson Inc. and Molson Coors Brewing Company, in Montreal, Quebec, Canada. From 2002 until 2004, Mr. Schwartz was Corporate Vice President, Global Compensation and Benefits of Molson Inc. He was Corporate Director, Human Resources of Pratt & Whitney Canada from 1996 until 2002, and Director, Human Resources of CAE Electronics Ltd. from 1993 until 1996.

  •
  Mario D'Arienzo.  Vice President, Real Estate. Mr. D'Arienzo has served as our Vice President, Real Estate since January 2007. Prior to joining Quebecor World, Mr. D'Arienzo was Executive Vice President of Magil Laurentian Realty Corporation and held various management and executive positions during his years of service since 1995. From 1989 to 1995, he held several accounting positions with Trizec Properties Inc.

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

  •
  Jo-Ann Longworth.  Chief Accounting Officer. Ms. Longworth was appointed our Chief Accounting Officer in December 2008. Prior to joining Quebecor World, Ms. Longworth was the Chief Financial Officer for Skyservice Business Aviation Inc. from November 2007 until November 2008. From January 2005 to June 2006, she held the position of Vice-President and Controller for Novelis Inc., a company spun off from Alcan Inc., located in Atlanta, Georgia. Prior to that, Ms. Longworth held various positions within Alcan Inc. from 1989 to 2004, the most recent of which were as Vice-President and Finance Director for the Rolled Products America and Asia Group in Cleveland, Ohio (2003 to 2004) and Director of Investor Relations (2002 to 2003). She has been a member of the Order of Chartered Accountants of Quebec since 1984.

  •
  Roland Ribotti.  Vice President, Corporate Finance and Treasurer. Mr. Ribotti was appointed our Vice President, Corporate Finance and Treasurer on July 28, 2008. From February 22, 2007 to July 2008, he served as our Vice President, Investor Relations and Assistant Treasurer. Prior to that, he served as Senior Director, Investor Relations and Assistant Treasurer since March 6, 2006. From January 2005 until March 2006, he served as our Assistant Treasurer. From May 2003 until January 2005, he was Director—Investor Relations of Bell Canada Enterprises. From August 1999 until May 2003, Mr. Ribotti was first a Director and then a Senior Director at CDP Capital Communications, a subsidiary of the Caisse de Dépôt et Placement du Québec, specializing in private placement investments. From May 1991 until August 1999, he held several financial positions in the Treasury and Mergers and Acquisitions groups for Bell Canada.

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

  •
  Lucie Desjardins.  Assistant Corporate Secretary. Ms. Desjardins joined the Corporation as our Assistant Corporate Secretary in April 2008. Before joining the Corporation, Ms. Desjardins was, since November 2006, Assistant Corporate Secretary and Senior Legal Counsel of IAMGold Corporation, an international natural resource company. From 2002 to 2006, she served as Corporate Secretary and Senior Legal Counsel of Cambior Inc., also an international natural resource company. Prior thereto, Ms. Desjardins specialized in business law, in particular securities law, with major Montreal law firms in Montreal, Quebec, including Desjardins Ducharme Stein Monast from 2000 to 2002 and Lavery, de Billy from 1997 to 2000.

B—Compensation

Compensation of Directors

        The director's compensation program is designed to attract and retain the most qualified people to serve on the Board and its committees. Annual retainers and attendance fees are paid to the members of the Board who do not serve in any management function for the Corporation, its subsidiaries or its controlling shareholder, Quebecor Inc. The Corporation currently pays its non-management directors compensation in accordance with the schedule below:

Directors' Compensation Schedule	Fee

Board Chair Retainer	US$300,000

Board Retainer	US$100,000

Lead Director	US$10,000

Committee Chair Retainer
—Audit Committee	US$10,000
—Other Committees	US$8,000

Meeting Attendance Fees (per meeting)	US$2,500

        Up until February 2008, directors were required to receive at least 50% of their annual retainer in the form of deferred share units ("DSUs") under a Directors' Deferred Share Unit Plan (the "DDSU Plan"), with the option of being able to elect to receive up to 100% of their annual retainer in the form of DSUs. The value of DSUs corresponded to the value of the Subordinate Voting Shares as listed on the New York Stock Exchange ("NYSE"). However, in light of the Insolvency Proceedings, the delisting of the Subordinate Voting Shares from the NYSE and the significant drop in the market price of the Subordinate Voting Shares, the Corporation terminated the DDSU Plan in February 2008. Consequently, all directors' remuneration as described above is now paid by the Corporation entirely in cash.

Compensation of Executive Officers

        The following table shows certain selected compensation information for the President and Chief Executive Officer ("CEO") and the Chief Financial Officer of the Corporation during the Corporation's most recently completed financial year and the three other most highly compensated executive officers of the Corporation who were serving as such as at December 31, 2008 and whose total salary and bonus exceeded CA$150,000 in the most recently completed financial year (collectively, the "Named Executive Officers"), in each case for services rendered in all capacities during the financial year ended December 31, 2008.

SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation
Name and principal position	Year	Salary (CA$)	Share- based awards (CA$)	Option- based awards (CA$)	Annual incentive plans (CA$)(1)	Long-term incentive plans (CA$)(1)	Pension value (CA$)(2)	All other compensation (CA$)(3)	Total compensation (CA$)

Jacques Mallette President and Chief Executive Officer(4)	2008	1,000,000	—	—	1,431,076	—	—	—	2,431,076

Jeremy Roberts(4) Chief Financial Officer	2008	280,902	—	—	309,447	—	—	—	590,349

Guy Trahan President Latin America	2008	472,917(5)	—	—	490,442(5)	—	—	—	963,359

Ben Schwartz Senior Vice President, Human Resources	2008	317,254	—	—	304,147	—	—	223,752(5)(6)	845,153

David Blair Senior Vice President, Operations, Technologies and Continuous Improvement	2008	332,514	—	—	361,678	—	—	—	694,192

(1)
Bonus amounts indicated were earned in 2008 and were paid entirely in cash in March 2009.

(2)
Since January 21, 2008, the Corporation and a number of its Canadian and U.S. subsidiaries have been subject to the Insolvency Proceedings. Consequently, the obligations of the Corporation under the Corporation's pension plans will be dealt with in the context of the Insolvency Proceedings. Please refer to Note 1 to our consolidated financial statements included elsewhere in this annual report for a detailed description of the Insolvency Proceedings.

(3)
Perquisites that do not exceed the lesser of CA$50,000 or 10% of the total of the salary and bonuses are not included in this column.

(4)
Mr. Roberts was appointed our Chief Financial Officer on July 28, 2008. Between January 1 and July 28, 2008, the Corporation did not have an officer whose title was chief financial officer and various other corporate officers performed the chief financial officer's functions, including Mr. Jacques Mallette, the Corporation's President and Chief Executive Officer.

(5)
Includes certain payments made in U.S. dollars and converted to Canadian dollars at an average exchange rate of CA$1.00 = U.S.$0.9381 for the year ended December 31, 2008.

(6)
Includes an amount of US$57,264 (CA$61,042) that was reimbursed to Mr. Schwartz in connection with expenses incurred upon his relocation from the United States to Canada, including costs related to the sale and purchase of his primary residence, costs and professional fees incurred in connection with tax planning, legal expenses, moving expenses and other costs ordinarily associated with an international relocation as well as a car allowance for Mr. Schwartz.

Aggregate Compensation

        During the financial year ended December 31, 2008, the Corporation paid an aggregate of CA$9,304,822 to all of its directors and executive officers in salary, bonus, perquisites and benefits in kind. No stock options were granted to any director or executive officer during the financial year ended December 31, 2008.

        In addition, the Corporation and its subsidiaries set aside or accrued an aggregate of CA$1,458,398 for all pension, retirement or similar benefits that may be payable to its directors and executive officers.

Executive Compensation Policy

        The Human Resources and Compensation Committee is currently composed of three directors, namely André Caillé (Chairman), Michèle Desjardins and Alain Rhéaume, and it assists the Corporation's Board of Directors in fulfilling its governance responsibilities for the Corporation's human resources policies and practices. As part of its mandate, the Human Resources and Compensation Committee reviews the Corporation's compensation principles, policies and plans and reports to the Board on the Corporation's executive compensation.

        The philosophy underlying the Corporation's executive compensation policy is to attract and retain senior management able to lead the Corporation, reward management performance and reinforce business strategies and corporate priorities. The recruitment and retention of senior management who are performance-oriented and capable of dealing with the challenges facing the Corporation is fundamental to achieving the Corporation's mission and long-term objectives.

        The Corporation's policy is for overall compensation paid to its executive officers to reflect average compensation levels based on general industry market data provided by external compensation consultants and taking into account the management position level occupied by our executive officers with a view to ensuring that specific compensation packages are both appropriate and equitable. For the purposes of assisting the Human Resources and Compensation Committee, the Corporation employs from time to time the services of external compensation consultants, who advise the Corporation with respect to its compensation policies and provide comparator compensation data upon request by the committee.

        Ordinarily, our executives' salaries are reviewed annually with adjustments made to reflect the criteria discussed above.

        Historically, the executive compensation package has been composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.

        The relative weight attributed to each component of compensation varies according to the level and nature of the executive's position with the Corporation. In general, the higher the position, the greater will be the component of compensation that is variable and at risk. The Corporation believes that this system serves to better align an executive's degree of influence and the Corporation's operational results. The relative weight attributed to each component of the remuneration is determined according to market figures and takes into account the Corporation's internal policies and performance. Prior to the Insolvency Proceedings, the compensation structure for the most highly ranked executives approved by the Human Resources and Compensation Committee attributed a weight ranging from 20% to 35% to base compensation and 65% to 80% to incentive compensation and for other executives a weight ranging from 45% to 70% was attributed to incentive compensation.

        For 2009, the annual base salary of the President and Chief Executive Officer as well as all executive officers who report directly to the President and Chief Executive Officer and certain other executive officers was reduced by 5% as part of a voluntary senior management initiative in light of current economic and market conditions.

        Future decisions affecting executive compensation levels and programs in 2009 may also reflect and take into consideration the unique and continuously changing nature of the Insolvency Proceedings, as well as deteriorating economic and market conditions.

Compensation of the President and Chief Executive Officer

        As part of its mandate, the Human Resources and Compensation Committee reviewed the total compensation package of Jacques Mallette who succeeded Wes W. Lucas as our President and Chief Executive Officer on December 17, 2007. Considering the international nature of the Corporation's operations, for 2008, the target value of the Chief Executive Officer's compensation components were determined to be in line with the median of the U.S. market (in local currency), which is in line with the upper quartile of the Canadian market. These compensation components are as follows:

  •
  An annual base salary of $1,000,000 for 2008. For 2009, Mr. Mallette's annual base salary was reduced by 5% to $950,000 in light of current economic and market conditions.

  •
  Under his employment agreement, Mr. Mallette would be entitled to an annual performance-based incentive award of 100% of his annual base salary based on the objectives approved by the Board of Directors. Such award may reach a maximum of 150% of his annual base salary for each financial year if the objectives approved by the Board of Directors are surpassed.

  •
  However, in the context of the Insolvency Proceedings, Mr. Mallette is entitled to participate in the 2008/2009 MICP (described below) with an annualized enhanced MICP target of 167% of his annual base salary (inclusive of and not in addition to the otherwise applicable 100% figure referred to in the preceding point) in the event the objectives described above are attained.

Short-term and Long-Term Incentive Compensation

        Prior to the commencement of the Insolvency Proceedings, we maintained a short-term incentive plan (referred to as the "Management Incentive Compensation Plan" or the "MICP") for the senior management of the Corporation and its subsidiaries, which provided for the payment of cash bonuses to executives and managers whose business units (printing service groups or divisions) attained results in line with the annual financial and strategic targets approved by the Corporation, and additional bonuses if the operating results surpassed these financial and strategic targets. Our short-term incentive plan focused on the achievement of key financial and strategic performance indicators, such as earnings before interest and tax ("EBIT"), return on capital employed ("ROCE"), cost of capital, earnings per share ("EPS"), return on equity ("ROE"), strategic initiatives, corporate development, capability building and cost reduction targets. The specific amount of these payments were approved by the Human Resources and Compensation Committee. In the case of the Named Executive Officers, incentive bonuses varied in proportion to base salary, depending primarily on the level of responsibilities and whether or not the specified financial and strategic objectives are attained. When such objectives were exceeded, bonuses are higher; when objectives are not attained, the incentive bonuses are lower or nil, depending on the circumstances. In connection with the Insolvency Proceedings, the Corporation decided to completely overhaul its MICP.

        Also, prior to the Insolvency Proceedings, the long-term incentive component was comprised of (i) the Corporation's Executive Stock Option Plan (the "ESOP"), which provided for the issuance of stock options to executive officers to purchase Subordinate Voting Shares, and (ii) a Deferred Performance Share Unit Plan (the "DPSUP").

        The ESOP was initially adopted in April 23, 1992 as a performance incentive for certain key employees of the Corporation. In furtherance of a general goal of encouraging the Corporation's development and growth, the ESOP was implemented in order to create direct links between executive compensation and increased value for shareholders. In addition, the ESOP was also conceived with a view to developing each eligible executive's sense of ownership in the Corporation, while aligning their compensation to meaningful and measurable performance goals reinforced through the inclusion of performance targets. The Corporation granted stock options to executives as a long-term incentive intended with a view to enhancing both retention and attraction.

        The purpose of the DPSUP was to (i) promote a better alignment of the interests of the Corporation's shareholders and key executives, (ii) provide a tax-deferred capital accumulation opportunity to key executives through deferral of compensation, and (iii) provide the Corporation with a method of rewarding and retaining select executives. Participation in the DPSUP had been mandatory for all members of "Senior Management", being all employees of the Corporation whose compensation was directly approved by the Human Resources and Compensation Committee.

        However, with the Insolvency Proceedings initiated in January 2008, the Corporation terminated the ESOP for all future incentive grants. In addition, the DPSUP, which was originally implemented effective January 1, 2005, and which had already been suspended for the 2006 and 2007 financial years, was also terminated in December 2008.

        On July 9, 2008, the Quebec Superior Court (the "Court") authorized the implementation and continuation by Quebecor World of the MICP. Our objective was to implement for 2008 and the first half of 2009 a redesigned MICP, which existed prior to the Insolvency Proceedings, and the parameters of which have now been modified and enhanced to take into account the challenges related to the Insolvency Proceedings and to drive employee performance during this critical time period.

        The 2008/2009 MICP, as approved by the Court, has been simplified to focus on (i) attaining and surpassing specified adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") targets as measured over the 18-month loan period provided for under our DIP Credit Agreement and (ii) creating value for stakeholders. Bonuses granted under the MICP are expressed, as in the past, as a percentage of a participant's base salary. For a majority of the participants, that percentage will be the same as it was in 2007. In addition, some MICP participants will be eligible for enhancements to their 2008 MICP award. The enhanced portion of the MICP is intended to provide competitive compensation to employees who have been identified as being particularly critical to our successful emergence from the Insolvency Proceedings, as well as to better align their interests with those of the Corporation and its stakeholders. The eligible employees have been identified by our senior management based on the following factors and objectives: the nature of their job requirements; the importance of their role in the management of specific operations and their ability to influence the success of our restructuring efforts; meeting customized performance objectives; and ensuring that the Corporation meets its overall restructuring goals. We currently have 239 participants in the MICP, of which 81 are eligible for enhancements to their 2008 MICP awards and 11 currently participate solely in the enhanced portion of the MICP.

        Awards under the 2008/2009 MICP will be determined using two measuring periods: (i) the 2008 calendar year, for which awards are payable no later than March 31, 2009; and (ii) the first six months of 2009, for which awards are payable no later than September 30, 2009. For divisional participants, the performance metric of adjusted EBITDA will be broken down into two components: (1) 75% will be based on the employees' divisional adjusted EBITDA; and (2) 25% will be based on consolidated corporate adjusted EBITDA. With respect to corporate participants, the performance metric of adjusted EBITDA will be: (1) 75% of adjusted EBITDA of each division on a weighted basis; and (2) 25% of consolidated adjusted EBITDA. For each participant, there will be a threshold level of adjusted EBITDA (corresponding to an award of one-third of the maximum award), a target level (corresponding to an award of two-thirds of the maximum award) and a maximum level (corresponding to the maximum award). MICP awards will be forfeited if a participant leaves the Corporation voluntarily (excluding retirement) before the payout date. In the event of retirement, death or termination other than for cause, the participant will receive a pro-rated award based on the Corporation's performance through the full award period and payable on the scheduled payout date. It is currently estimated that the total cost of the 2008/2009 MICP over 18 months (including the enhanced portion) will be between $12 million and $35 million.

        Despite the termination of the ESOP for all future option grants, the ESOP remains in force for all options that were outstanding at the time of termination. As at March 24, 2009, the maximum number of Subordinate Voting Shares that were authorized to be issued under the ESOP was 11,000,000, of which 1,817,766 have been exercised and 9,182,234 Subordinate Voting Shares remained reserved for plan participants, representing 0.89% and 4.48%, respectively, of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares combined as at March 24, 2009. From this reserve, at March 24, 2009, a total of 4,667,923 options to purchase Subordinate Voting Shares were outstanding (i.e. unexercised options that have neither expired nor been cancelled), representing 2.28% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares combined. Furthermore, an additional 65,000 options had been granted outside the reserve under the ESOP as inducement options to an officer of the Corporation. In light of the Insolvency Proceedings and the termination of the ESOP for all future option grants, we withdrew our application to the TSX to list the additional 2,000,000 Subordinate Voting Shares approved at our annual meeting of shareholders held in May 2007.

Options granted in 2008

        No options to purchase Subordinate Voting Shares were granted to the Named Executive Officers during the financial year ended December 31, 2008.

Employment Agreements

        The Corporation has entered into employment agreements with each of the Named Executive Officers. Pursuant to their employment agreements, each Named Executive Officer is entitled to participate in the Corporation's short-term incentive plan and to receive other benefits commensurate with his position. The employment agreements are for an indefinite term

        Only Mr. Mallette's and Mr. Schwartz's employment agreements provide for benefits payable upon termination of employment. In the event Mr. Mallette's employment is terminated without cause, he will be entitled to a reasonable severance payment, while Mr. Schwartz would be entitled to a severance payment equal to a minimum of twelve months' of his then prevailing annual base salary upon termination without cause as well as a proportionate amount of his MICP payments for such 12-month period. Mr. Mallette's agreement also provides that if a change of control of the Corporation occurs and (i) his employment is terminated without cause or (ii) he resigns for a serious reason, he will be entitled to a lump-sum payment equal to 18 months of his then prevailing annual base salary and benefits, being his annual target bonus and the value of his annual benefits related to automobile and group insurance policy, excluding the short-term and long-term disability coverage.

C—Board Practices

        Reference is made to "—Our Directors" and "—Our Executive Officers" above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

        Our Board of Directors has an Audit Committee and a Human Resources and Compensation Committee.

        The Corporation's Statement of Corporate Governance Practices is set out at Exhibit 15.3 to this annual report.

Audit Committee

Composition and Mandate of Audit Committee

        Our Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Messrs. Alain Rhéaume (Chairman), Douglas G. Bassett and André Caillé are the current members of our Audit Committee, each of whom is independent within the meaning of the applicable U.S. securities laws and regulations as well as Canadian Multilateral Instrument 52-110—Audit Committees (including Form 52-110F1—Audit Committee Information Required in an AIF) ("MI 52-110").

        The Audit Committee oversees the integrity of the accounting and financial reporting process and systems of internal control through discussions with our management, the external auditors and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements, annual and quarterly Management's Discussion and Analysis, financial and earnings press releases and certain other disclosure and offering documents, prior to their approval by the Board of Directors and their public disclosure and filing with the applicable regulatory authorities. The Audit Committee is also responsible for reviewing the compliance of management certification of financial reports in accordance with applicable legislation. The Audit Committee reviews its processes on a regular basis and uses the expertise of external advisors when necessary or advisable. The Audit Committee holds in camera sessions after each regular meeting and more often, if it deems it necessary. The Audit Committee's role and oversight responsibility is described in the Mandate of the Audit Committee, which is available on the Corporation's website at www.quebecorworld.com under the "Investors" Tab and filed as Exhibit 15.1 to this annual report.

Education and Experience of Audit Committee Members

        The education and experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such Committee is described below.

        Alain Rhéaume (Chairman)—Mr. Rhéaume has a degree in Business Administration from Université Laval. He has served as managing partner of Trio Capital since January 2006. He served as Chief Financial Officer of Microcell Telecommunications Inc. from 1996 until his appointment as President and Chief Executive Officer of Microcell PCS in February 2001. Between 1992 and 1996, Mr. Rhéaume was the Deputy Minister of Finance of the Province of Quebec. Mr. Rhéaume has served on the board of directors and audit committee of a number of public companies, some of which are registrants with the SEC and are required to reconcile their financial statements between Canadian and U.S. generally accepted accounting principles.

        Douglas G. Bassett—Mr. Bassett has served as Chairman and President of Windward Investments (a private investment company) since 2000. Previously, he was Vice-Chairman of CTV Inc. from 1998 to 2000, and President and Chief Executive Officer of Baton Broadcasting Inc. from 1990 until 1996. The University of New Brunswick awarded Mr. Bassett an honorary degree of Doctor of Laws, honoris causa in 1988. He has been a director of Quebecor World since May 2007 and serves as the Chairman of our Executive Committee and our Pension Committee and a member of our Audit Committee and our Nominating and Corporate Governance Committee. Mr. Bassett is also a director of White Raven Capital Corporation.

        André Caillé—Mr. Caillé has a Bachelor's degree in specialized chemistry as well as Master's and Doctorate degrees in physical chemistry. He has been a member of the Audit and Risk Management Committee of National Bank of Canada since October 2005. He was President and Chief Executive Officer and a member of the board of directors of Hydro-Quebec from 1996 to 2005 and served as Chairman of Hydro-Quebec from April to September 2005. From 1987 to 1996, Mr. Caillé was President and Chief Executive Officer of Gaz Métro Inc. and, from 1974 to 1982, Deputy Minister of the Environment of Quebec. Mr. Caillé has been a member of our Audit Committee since December 2008.

Human Resources and Compensation Committee

        The Human Resources and Compensation Committee is currently composed of three directors, each of whom is independent: André Caillé (Chairman), Alain Rhéaume and Michèle Desjardins.

        The Committee's responsibilities include: (i) succession planning for the members of senior management; (ii) hiring and appointment, as well as the assessment of members of senior management and approving the compensation of senior management or, in the case of the Corporation's five most senior ranking executive officers, recommending their compensation to the Board; (iii) reviewing the CEO's corporate goals and objectives and assessing his performance in light of such goals and objectives; and (iv) ensuring that appropriate human resources systems are in place, so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence in order to meet its business objectives. The Mandate of the Committee is available on the Corporation's website at www.quebecorworld.com under the "Investors" Tab.

D—Employees

        As at December 31, 2008, we employed approximately 20,000 people in North America, of which approximately 5,600 or approximately 28% are unionized. As at December 31, 2008, 65 of our plants and related facilities in North America were non-unionized. As at December 31, 2008, we had 42 separate collective bargaining agreements in North America. Furthermore, eight collective agreements covering approximately 890 employees are currently in negotiation. Of these, four collective agreements covering approximately 680 employees expired in 2008 and two collective agreements covering approximately 200 employees expired in 2007. In addition, two collective agreements covering approximately 195 employees will expire in 2009.

        As at December 31, 2008, we also employed approximately 2,400 people in Latin America, the majority of which are either governed by agreements that apply industry-wide or by a collective agreement.

E—Share Ownership

        Reference is made to "—Our Directors and—Our Executive Officers" above for the number of Subordinate Voting Shares and options to purchase Subordinate Voting Shares, as the case may be, held by each of our directors and executive officers and to "—Compensation of our Directors and Executive Officers" for a description of our management incentive compensation plan.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A—Major Shareholders

        As at March 24, 2009, there were 46,987,120 Multiple Voting Shares and 158,178,460 Subordinate Voting Shares issued and outstanding.

        The Subordinate Voting Shares, each of which carries the right to one vote, are restricted securities (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. As of March 24, 2009, 25.19% of all voting rights in the Corporation were attached to the Subordinate Voting Shares.

Principal Shareholders

        Quebecor Inc., directly or through a wholly-owned subsidiary, namely 4032667 Canada Inc., is the majority shareholder of the Corporation. As at March 24, 2009, Quebecor Inc. held a total of 46,911,277 Multiple Voting Shares, representing 99.84% of the issued and outstanding Multiple Voting Shares and 74.69% of all the voting rights in the Corporation. A trust established for the benefit of Érik Péladeau and Pierre Karl Péladeau has voting control of Quebecor Inc., the Corporation's controlling shareholder, with 17,508,964 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor Inc., representing 67.09% of all voting interests in Quebecor Inc. Thus, in principle, and subject to the discussion below, Quebecor Inc. possesses sufficient voting power to exercise significant influence over our business and affairs and to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions and changes to our organizational documents. The interests of Quebecor Inc. may conflict with the interests of other holders of our equity and debt securities. However, the Court has exempted us from the requirement to hold an annual meeting of shareholders in 2009 until such time as we emerge from the Insolvency Proceedings, and any fundamental transaction or proposed change to our organizational documents would require Court approval. Consequently, even though Quebecor Inc. currently holds 74.69% of the Corporation's outstanding voting interests, it is unlikely that Quebecor Inc. would in fact be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Corporation.

        In the event we successfully implement a plan of reorganization pursuant to the Insolvency Proceedings, our various creditors will, in all likelihood, hold a majority of the outstanding voting interests in the Corporation and it is possible that one or more of such creditors or groups of related creditors may exercise control over a significant number of our voting shares at such time.

        To the knowledge of the directors and officers of the Corporation as of February 17, 2009, based on the filings with the SEC and the Canadian securities regulatory authorities, the persons who, as at December 31, 2008, beneficially owned or exercised control or direction over more than 5% of the Subordinate Voting Shares are as follows:

Name and Address of Beneficial Owner	Number of Subordinate Voting Shares Owned or Controlled	Percent of Class	Total Voting Power
Franklin Resources, Inc. One Franklin Parkway, San Mateo, CA 94403-1906	13,371,564	8.45%	2.13%
Elm Ridge Capital Management, LLC 3 West Main Street, 3rd Floor, Irvington, NY 10533	7,552,055	4.77%	1.20%
AIM Funds Management Inc. 5140 Yonge Street, Suite 900 Toronto, Ontario M2N 6X7	7,090,200	4.48%	1.13%
Avenue Capital Management II, L.P. 535 Madison Ave., 15th Floor, New York, NY 10022	5,518,000	3.49%	0.88%

Details of Significant Changes in the Percentage Ownership held by Major Beneficial Owners

        The table below presents the significant changes in the percentage ownership of the major beneficial owners of our Subordinate Voting Shares during the past three years:

	2008-2009				2007-2008				2006-2007
Name of Beneficial Owner	Number of Subordinate Voting Shares		%		Number of Subordinate Voting Shares		%		Number of Subordinate Voting Shares		%
Beutel, Goodman & Company Ltd.	—	(1)	—	(1)	6,654,329	(2)	7.82	(2)	4,958,954	(3)	5.86	(3)
Brandes Investment Partners, L.P.	—	(4)	—	(4)	8,530,772	(5)	10.03	(5)	11,098,601	(6)	13.12	(6)
Alliance Bernstein L.P.	36,300	(7)	0.02	(7)	36,300	(7)	0.04	(7)	9,916,465	(8)	11.66	(8)

(1)
Based on a Schedule 13G dated as of December 31, 2008 and filed with the SEC on February 2, 2009.

(2)
Based on a Schedule 13G dated as of December 31, 2007 and filed with the SEC on January 17, 2008.

(3)
Based on an Schedule 13G dated as of December 31, 2006 and filed with the SEC on January 16, 2007.

(4)
Based on an alternative monthly report filed with the Canadian securities regulatory authorities on the SEDAR website on January 14, 2009

(5)
Based on a Schedule 13G dated as of December 31, 2007 and filed with the SEC on February 14, 2008.

(6)
Based on a Schedule 13G dated as of December 31, 2006 and filed with the SEC on February 14, 2007.

(7)
Based on an alternative monthly report filed with the Canadian Securities regulatory authorities on the SEDAR website on March 10, 2008.

(8)
Based on an alternative monthly report filed with the Canadian securities regulatory authorities on the SEDAR website on January 10, 2008.

United States Shareholders

        As of December 31, 2008, there were a total of 406 holders of record of our Subordinate Voting Shares, of which 91 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our Subordinate Voting Shares are held of record in broker "street names." As of December 31, 2008, United States holders of record held approximately 3.3% of our outstanding Subordinate Voting Shares. To the knowledge of the directors and officers of the Corporation, all of the Corporation's Multiple Voting Shares were held of record in Canada as at December 31, 2008.

Trust Agreement

        Our articles of amalgamation and our various articles of amendment (collectively, the "Articles") do not contain any rights or provisions applicable to holders of our Subordinate Voting Shares where a take-over bid (or tender offer) is made for the Multiple Voting Shares. Furthermore, under applicable Canadian securities laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. However, our significant shareholder, Quebecor Inc., has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. In fact, in compliance with the rules of the TSX, Quebecor Inc. entered into an agreement (the "Trust Agreement") with Computershare Trust Company of Canada (the "Trustee"), 4032667 Canada Inc. (a corporation wholly-owned by Quebecor Inc.) and the Corporation, pursuant to which Quebecor Inc. has undertaken not to sell, directly or indirectly, any Multiple Voting Shares owned by it pursuant to a take-over bid (or tender offer), as defined by applicable securities legislation, under circumstances where such securities legislation would have required that the same offer be made to holders of Subordinate Voting Shares, as if such holders were holders of Multiple Voting Shares. Under current rules, this would include a sale of Multiple Voting Shares by Quebecor Inc. at a price per share in excess of 115% of the market price of the Subordinate Voting Shares as determined under such legislation (generally the twenty-day average trading price of such shares prior to a bid). This undertaking does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer with terms at least as favorable as the terms of the offer to purchase Multiple Voting Shares is made concurrently to all holders to purchase Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares, which offer has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares, or (b) there is a concurrent unconditional offer, of which all its terms are at least as favorable to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares.

        The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls Quebecor World, or controls or is controlled by Quebecor Inc. where (i) the transferor and transferee are each members of the "Péladeau Family" (except that any indirect sale within the "Péladeau Family", other than to descendants in direct line, will not be permitted), and (ii) no such transferee is a party to any arrangement under which any other person would participate in the ownership of, or have control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor Inc. or the Corporation. The term "Péladeau Family" means collectively (i) any descendants, born or to be born, of the late Pierre Péladeau, founder of Quebecor Inc., (ii) any existing or future trust primarily for one or several descendants, born or to be born, of the late Pierre Péladeau and their existing or future spouses in fact or in law, and (iii) any and all existing or future corporations where at least 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled, directly or indirectly, by any one or more of the foregoing.

        Under the Trust Agreement, a take-over bid for Quebecor Inc. is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if the total assets of Quebecor World, as a result of the consolidation of the assets of Quebecor World in the books of Quebecor Inc., are not greater than 80% of the total assets of Quebecor Inc. on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of Subordinate Voting Shares under applicable securities legislation. Quebecor Inc. has publicly disclosed that it ceased consolidating the results and assets of Quebecor World into the results and assets of Quebecor as of January 21, 2008.

        Under the Trust Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledge as security) or of securities convertible into Multiple Voting Shares by a holder of Multiple Voting Shares party to the agreement or any person or company which it controls (a "Disposition") is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreement. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not constitute a Disposition for purposes of the Trust Agreement.

        The Trust Agreement provides that if a person or company carries out a sale (including an indirect sale) in respect of any Multiple Voting Shares in contravention of the Trust Agreement and, following such sale, such Multiple Voting Shares are still owned by Quebecor Inc., Quebecor Inc. shall neither from the time such sale becomes effective nor thereafter: (a) dispose of any of such Multiple Voting Shares or convert them into Subordinate Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights and shall exercise such rights (i) in the best interest of the holders of the Subordinate Voting Shares, other than Quebecor Inc. and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this provision (ii) in accordance with the CBCA and the applicable securities legislation. Notwithstanding a sale of shares of Quebecor Inc. which constitutes an indirect sale of Multiple Voting Shares in contravention of the Trust Agreement, Quebecor Inc. shall have no liability under the Trust Agreement in respect of such sale, provided that Quebecor Inc. is in compliance with all other provisions of the Trust Agreement including, without limitation, the foregoing provision.

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

        No provision of the Trust Agreement shall limit the right of any holder of Subordinate Voting Shares under applicable securities legislation.

        A copy of the Trust Agreement is filed as Exhibit 3.1 to this annual report.

B—Related Party Transactions

	2008	2007	2006
Companies then under common control:
Revenues	$41.8	$56.3	$66.3
Selling, general and administrative expenses	20.4	25.0	13.6
Management fees billed by Quebecor Inc.	—	5.0	4.8

        Quebecor Inc. ("Quebecor"), directly and through a wholly-owned subsidiary, holds 75.1% of the outstanding voting interests in Quebecor World. Quebecor had the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. However, the Court has exempted Quebecor World from the requirement to hold an annual meeting of shareholders until such time as the Corporation emerges from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to Quebecor World's organizational documents would require Court approval. Consequently, even though Quebecor currently holds 75.1% of the Corporation's outstanding voting interests, it is unlikely that Quebecor will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of our Board of Directors or cause fundamental changes in our affairs and organizational documents.

        In addition, subsequent to the resignation of four Quebecor Directors from our Board of Directors on December 17, 2008, Quebecor no longer has significant influence over the affairs of Quebecor World and therefore is no longer a related party as defined under GAAP. Accordingly all transactions between Quebecor and Quebecor World subsequent to that event are considered third party transactions.

        On October 1, 2008, as part of our review of contracts (see Note 4 to our consolidated financial statements included elsewhere in this annual report), we repudiated a 10-year manufacturing agreement with subsidiaries of Quebecor Media Inc. that was entered into during October of 2007 for the printing of directories.

        As part of the Canadian claims procedure, we have received claims from the Quebecor Group, including a claim related to the repudiation indicated above. These claims were analyzed as part of the claims process described in Note 4 to our consolidated financial statements included elsewhere in this annual report.

        During the financial year ended December 31, 2008, we have done business with Quebecor and other companies within the Quebecor Group.

        During the second quarter of 2008, we acquired all rights, title and interest to an aircraft previously leased by us from a third party and subsequently sold it to a wholly-owned subsidiary of Quebecor Media Inc. The transaction was concluded at fair value based on two independent appraisals; we received a cash consideration of $20.3 million, resulting in a gain on disposal of $9.9 million recorded in selling general and administrative expenses.

        In October 2007, we sold our participation in Nurun Inc. to Quebecor Media Inc, both companies then under common control, for a cash consideration of CA$1.7 million ($1.7 million), resulting in a gain of CA$1.2 million ($1.2 million). The transaction was realized at fair value.

        In October 2007, we sold a property to a company then under common control, Quebecor Media Inc., for consideration of CA$62.5 million ($64.0 million). Simultaneously, we entered into a long-term lease of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$43.9 million ($44.9 million) on the date of the transactions and we assumed a net balance of sale, including interest, of CA$7.0 million ($7.2 million) receivable in 2013. The disposal of the property generated a gain of CA$4.0 million ($4.1 million) which was deferred and is being amortized over the lease term.

        In June 2007, a real estate property was sold to a shareholder of Quebecor at fair value of $1.3 million, established based on an independent estimate, resulting in a gain on disposal of $1.0 million which is included in selling, general and administrative expenses.

        In 2006, we transferred the benefit of a deduction for tax under Part VI.I of the Income Tax Act (Canada) to a company then under common control for a consideration of CA$6.4 million ($5.5 million), recorded in receivables from related parties. This reduced our available future income tax assets by CA$7.6 million ($6.5 million), and decreased the contributed surplus by CA$1.2 million ($1.0 million). The transaction was recorded at the carrying amount. The 2006 transaction has been adjusted in 2007, resulting in an increase of CA$0.4 million ($0.4 million) recorded in contributed surplus.

C—Interests of Experts and Counsel

        Not applicable.

 ITEM 8—FINANCIAL INFORMATION

A—Consolidated Statements and Other Financial Information

        Our consolidated balance sheets as at December 31, 2008 and 2007 and our consolidated statements of income (loss), comprehensive income (loss), shareholders' equity (deficit) and cash flows for the years ended December 31, 2008, 2007 and 2006, including the notes thereto and together with the auditors' report thereon, are presented under "Item 17.—Financial Statements."

Legal Proceedings

        We are currently subject to the Insolvency Proceedings. See the notes to the consolidated financial statements included in "Item 17.—Financial Statements," in particular Notes 1 and 4, as well as "Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions."

        In addition, in the normal course of business, we are involved in various legal proceedings and claims, the outcome of which cannot be predicted with certainty in light of the ongoing Insolvency Proceedings.

Dividend Policy and Reductions of Paid-Up Capital

        Between October 23, 1992 and 1998, we declared and paid semi-annual dividends, and between 1998 and 2007, quarterly dividends. The following table presents the annual dividends that we have declared and paid on all of our shares since January 1, 2006:

Period/Date	Multiple Voting Shares and Subordinate Voting Shares	Series 2 Preferred Shares	Series 3 Preferred Shares	Series 4 Preferred Shares	Series 5 Preferred Shares

2006	CA$0.30	N/A	CA$1.5380	CA$0.485590	CA$1.7250

2007	Nil	N/A	CA$0.769	N/A	CA$0.8625

2008	Nil	N/A	Nil	N/A	Nil

        On January 18, 2006, our Board of Directors, in light of our capital spending at such time, approved a reduction of the quarterly dividend, if, and when declared, on our Subordinate Voting Shares and our Multiple Voting Shares, from CA$0.14 per share to CA$0.10 per share, which reduction was applied as of and from the quarterly dividend declared on our Subordinate Voting Shares and our Multiple Voting Shares on January 18, 2006, which was paid on March 1, 2006.

        On November 7, 2006, concurrently with the release of our results for the third quarter of 2006, we announced that our Board of Directors had suspended the payment of dividends on our Subordinate Voting Shares and Multiple Voting Shares.

        On November 26, 2007, our Board of Directors also suspended dividend payments on our Series 3 Preferred Shares and Series 5 Preferred Shares.

        In light of the continuing Insolvency Proceedings, the Corporation has no current intention of declaring dividends on any of its outstanding shares for the foreseeable future.

B—Significant Changes

        As of March 24, 2009, except as otherwise disclosed in this annual report, no significant change has occurred since the date of the consolidated financial statements included in this annual report.

 ITEM 9—THE OFFER AND LISTING

A—Offer and Listing Details

        Not applicable, except for Item 9.A.4.

        Our Subordinate Voting Shares, Series 3 Preferred Shares and Series 5 Preferred Shares are listed and posted for trading on the TSX. Our Subordinate Voting Shares were also listed and traded on the NYSE up until January 23, 2008, when the NYSE suspended trading in the Subordinate Voting Shares due to a determination by NYSE that such shares were no longer suitable for continued listing and trading on such exchange. The Subordinate Voting Shares were removed from listing and registration on the NYSE at the opening of business on March 13, 2008.

        The following tables set forth the market price range of our listed shares for each of the five most recent financial years, for each of the eight most recent financial quarters, and for each of the six most recent months. The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session.

TSX—SUBORDINATE VOTING SHARES
Symbol: "IQW.TO"

Yearly Highs and Lows	High (CA$)	Low (CA$)

2008	1.84	0.005

2007	17.25	1.18

2006	15.99	10.67

2005	30.20	15.39

2004	31.05	23.01

Quarterly Highs and Lows	High (CA$)	Low (CA$)

Q4 2008	0.095	0.005

Q3 2008	0.195	0.05

Q2 2008	0.33	0.14

Q1 2008	1.84	0.095

Q4 2007	9.98	1.18

Q3 2007	13.82	8.79

Q2 2007	15.85	12.50

Q1 2007	17.25	12.91

Monthly Highs and Lows	High (CA$)	Low (CA$)

February 2009	0.04	0.025

January 2009	0.04	0.02

December 2008	0.06	0.005

November 2008	0.07	0.04

October 2008	0.095	0.06

September 2008	0.15	0.05

NYSE—SUBORDINATE VOTING SHARES
Symbol: "IQW"

Yearly Highs and Lows	High (US$)	Low (US$)

2008	1.75	0.10

2007	14.79	1.17

2006	13.74	9.36

2005	24.50	13.25

2004	23.59	16.92

Quarterly Highs and Lows	High (US$)	Low (US$)

Q4 2008

Q3 2008	- Trading Suspended on January 23, 2008 -

Q2 2008

Q1 2008	1.75	0.10

Q4 2007	10.05	1.17

Q3 2007	13.24	8.525

Q2 2007	14.11	11.70

Q1 2007	14.79	11.01

Monthly Highs and Lows	High (US$)	Low (US$)

February 2009

January 2009

December 2008

November 2008	- Trading Suspended on January 23, 2008 -

October 2008

September 2008

TSX—SERIES 3 PREFERRED SHARES
Symbol: "IQW-PD.TO"

Yearly Highs and Lows	High (CA$)	Low (CA$)

2008	5.25	0.005

2007	18.35	3.50

2006	17.90	15.00

2005	26.80	16.03

2004	25.90	24.25

Quarterly Highs and Lows	High (CA$)	Low (CA$)

Q4 2008	0.24	0.005

Q3 2008	0.65	0.005

Q2 2008	1.00	0.31

Q1 2008	5.25	0.15

Q4 2007	13.85	3.50

Q3 2007	17.00	12.02

Q2 2007	17.20	16.50

Q1 2007	18.35	15.11

Monthly Highs and Lows	High (CA$)	Low (CA$)

February 2009	0.08	0.06

January 2009	0.15	0.05

December 2008	0.095	0.02

November 2008	0.24	0.005

October 2008	0.18	0.04

September 2008	0.45	0.005

TSX—SERIES 5 PREFERRED SHARES
Symbol: "IQW-PC.TO"

Yearly Highs and Lows	High (CA$)	Low (CA$)

2008	16.00	0.05

2007	25.45	11.95

2006	25.25	22.40

2005	28.50	22.25

2004	28.00	26.25

Quarterly Highs and Lows	High (CA$)	Low (CA$)

Q4 2008	0.70	0.05

Q3 2008	2.00	0.25

Q2 2008	2.50	0.90

Q1 2008	16.00	0.50

Q4 2007	25.20	11.95

Q3 2007	24.97	21.00

Q2 2007	25.40	24.50

Q1 2007	25.45	24.35

Monthly Highs and Lows	High (CA$)	Low (CA$)

February 2009	0.19	0.125

January 2009	0.285	0.09

December 2008	0.28	0.05

November 2008	0.30	0.10

October 2008	0.70	0.155

September 2008	1.15	0.25

B—Plan of Distribution

        Not applicable.

C—Markets

        See above under "—Offer and Listing Details".

ITEM 10—ADDITIONAL INFORMATION

A—Share Capital

        Not applicable.

B—Memorandum and Articles of Association

        The Corporation is governed by its Articles under the CBCA and by its bylaws (the "bylaws"). The Corporation's Articles are on file with the Corporations Directorate of Industry Canada under Corporation Number 256168-9 and are filed as Exhibit 1.1 to this annual report. The Articles do not include a stated purpose and do not place any restrictions on the business that the Corporation may carry on. Amended and Restated By-Law One is filed as Exhibit 1.2 to this annual report and By-Law Number 58 is filed as Exhibit 1.3 to this annual report.

Inspection Rights of Shareholders

        Under the CBCA, shareholders are entitled to be provided with a copy of the list of registered shareholders of the Corporation. In order to obtain the shareholder list, the Corporation must be provided with an affidavit including, among other things, a statement that the list will only be used for the purposes permitted by the CBCA. These permitted purposes include an effort to influence the voting of shareholders of the Corporation, an offer to acquire securities of the Corporation and any other matter relating to the affairs of the Corporation. The Corporation is entitled to charge a reasonable fee for the provision of the shareholder list and must deliver that list no more than ten days after receipt of the affidavit described above.

        Under the CBCA, shareholders of the Corporation have the right to inspect certain corporate records, including its Articles and bylaws and minutes of meetings and resolutions of the shareholders. Shareholders have no statutory right to inspect minutes of meetings and resolutions of directors of the Corporation. Shareholders of the Corporation have the right to certain financial information respecting the Corporation. In addition to the annual and quarterly financial statements required to be filed under applicable securities laws, under the CBCA, the Corporation is required to place before every annual meeting of shareholders its audited comparative annual financial statements. In addition, shareholders have the right to examine the financial statements of each of its subsidiaries and any other corporate entity whose accounts are consolidated in the financial statements of the Corporation. On February 26, 2009, the Court ordered that the Corporation be relieved of its obligation to call and hold an annual meeting of shareholders on or before June 30, 2009 and directed us to hold an annual meeting of shareholders within three months of the final Court order approving a Plan and ending the Canadian Proceedings.

Directors

        The Corporation's Articles provide that the minimum number of directors of the Corporation is three and the maximum number is 15. In accordance with the Corporation's bylaws and the CBCA, a majority of its directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind, not bankrupt, and must not be prohibited by any court from holding the office of director. For as long as the Corporation is a company that publicly distributes its securities, at least two-thirds of its directors must not be officers or employees of the Corporation or its subsidiaries. Neither the Articles, bylaws, nor the CBCA impose any mandatory retirement requirements for directors.

        The directors are elected by a majority of the votes cast at the annual meeting at which an election of directors is required, to hold office until the election of their successors except in the case of resignations or if their offices become vacant by death or otherwise. Subject to the provisions of the Corporation's bylaws, all directors may, if still qualified to serve as directors, stand for re-election. The Board of Directors is not replaced at staggered intervals but is elected annually. On February 26, 2009, the Court ordered that the Corporation be relieved of its obligation to call and hold an annual meeting of shareholders on or before June 30, 2009 and directed us to hold an annual meeting of shareholders within three months of the final Court order approving a Plan and ending the Canadian Proceedings.

        The directors are entitled to remuneration as shall from time to time be determined by the Board of Directors or by a committee to which the Board of Directors may delegate the power to do so. Under the mandate of the Corporation's Nominating and Corporate Governance Committee, such committee, comprised of a majority of independent directors, is tasked with making recommendations to the Board of Directors with respect to directors' remuneration.

        The CBCA provides that a director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation must disclose to the Corporation the nature and extent of his or her interest at the time and in the manner provided by the CBCA, or request that same be entered in the minutes of the meetings of the Board of Directors, even if such contract, in connection with the normal business activity of the Corporation, does not require the approval of either the directors or the shareholders. The CBCA prohibits interested directors from voting on any resolution to approve the contract or transaction unless the contract or transaction:

  •
  relates primarily to his or her remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

  •
  is for indemnity or insurance for director's liability as permitted by the CBCA; or

  •
  is with an affiliate of the Corporation.

        The CBCA provides that the Board of Directors may, on behalf of the Corporation and without authorization of its shareholders:

  •
  borrow money upon the credit of the Corporation;

  •
  issue, reissue, sell or pledge debt obligations of the Corporation;

  •
  give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

  •
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

        The shareholders have the ability to restrict such powers through the Corporation's Articles or bylaws (or through a unanimous shareholder agreement), but no such restrictions are in place.

        The CBCA prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Corporation or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Corporation or its affiliates, where there are reasonable grounds for believing that the Corporation is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Corporation's liabilities and stated capital of all classes. These borrowing powers may be varied by the Corporation's bylaws or its Articles. However, the Corporation's Articles and bylaws do not contain any restrictions on or variations of these borrowing powers.

        Pursuant to the CBCA, the directors of the Corporation manage, or supervise the management of, the business and affairs of the Corporation and exercise all such powers and authority as the Corporation is authorized to exercise pursuant to the CBCA, the Articles and the bylaws. The general duties of a director or officer of the Corporation under the CBCA are to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Any breach of these duties may lead to liability to the Corporation and its shareholders for breach of fiduciary duty. In addition, a breach of certain provisions of the CBCA, including, for example, the improper payment of dividends or the improper purchase or redemption of shares, will render the directors who authorized such action liable to account to the Corporation for any amounts improperly paid or distributed.

        The CBCA provides that the Board of Directors may, from time to time, appoint from amongst their number committees of the Board of Directors, and delegate to any such committee any of the powers of the Board of Directors except those which pursuant to the CBCA a committee of the Board of Directors has no authority to exercise. As such, the Board of Directors has seven standing committees: the Audit Committee, the Nominating and Corporate Governance Committee; the Human Resources and Compensation Committee; the Pension Committee; the Executive Committee; the Independent Committee; and the Restructuring Committee.

        The Corporation's bylaws provide that the Corporation shall, to the full extent permitted by law, including the CBCA, indemnify a director or an officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, losses, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of having been a director or officer of the Corporation or such body corporate.

        The directors of the Corporation are authorized to indemnify from time to time any director or other person who has assumed or is about to assume in the normal course of business any liability for the Corporation or for any corporation controlled by the Corporation, and to secure such director or other person against any loss by the pledge of all or part of the movable or immovable property of the Corporation through the creation of a hypothec or any other real right in all or part of such property or in any other manner.

Share Capitalization

        Our authorized share capital consists of an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Cumulative Redeemable First Preferred Shares issuable in series (the "Preferred Shares"), all without par value. The rights, preferences and restrictions attaching to our Subordinate Voting Shares, our Multiple Voting Shares and our Preferred Shares are summarized below.

Subordinate Voting Shares

        Our Subordinate Voting Shares carry one (1) vote per share. Holders of Subordinate Voting Shares are entitled to receive dividends in such amounts and payable at such time as the directors determine, subject always to the rights of the holders of any Preferred Shares. Our Subordinate Voting Shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights to those attached to the Multiple Voting Shares. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at March 24, 2009, 25.19% of the voting rights attached to all of our issued and outstanding voting securities.

Multiple Voting Shares

        Our Multiple Voting Shares carry ten (10) votes per share. Holders of Multiple Voting Shares are entitled to receive dividends in such amounts and they are payable at such time as the directors determine, subject always to the rights of the holders of any Preferred Shares. They are convertible at any time into Subordinate Voting Shares on a one-for-one basis. They are not publicly traded. Refer to Item 7A. of this annual report, "Major Shareholders and Related Party Transactions—Major Shareholders—Trust Agreement," for a detailed summary of the Trust Agreement entered into among us, the holders of our Multiple Voting Shares and the Trustee appointed thereunder.

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

Series 2 Preferred Shares

        The Series 2 Cumulative Redeemable First Preferred Shares (the "Series 2 Preferred Shares") were converted into Series 3 Preferred Shares in December 2002.

Series 3 Preferred Shares

        Holders of the Series 3 Preferred Shares were entitled to a fixed cash dividend of 6.152% per annum for the five-year period that commenced on December 1, 2002 and that ended on November 30, 2007 and 6.130% per annum for the five-year period commencing on December 1, 2007. On December 1, 2007 and at every fifth anniversary thereafter, our Series 3 Preferred Shares may be converted into Series 2 Preferred Shares under certain conditions. These preferred shares were also redeemable, in whole or in part, at the Corporation's option, on December 1, 2007.

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

Series 4 Preferred Shares

        On April 18, 2006, we redeemed, in accordance with the rights, privileges, restrictions and conditions attaching thereto, all 8,000,000 of our then issued and outstanding Series 4 Cumulative Redeemable First Preferred Shares (the "Series 4 Preferred Shares") at the applicable redemption price of CA$25.00 per share for an aggregate redemption price of CA$200 million. At the same time, we also paid all accrued and unpaid dividends on the Series 4 Preferred Shares up to April 18, 2006.

Series 5 Preferred Shares

        Our Series 5 Preferred Shares are entitled to a fixed cumulative preferential cash dividend of CA$1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, the Series 5 Preferred Shares are redeemable at our option at a price of CA$25.00 per share, or with regulatory approval, the Series 5 Preferred Shares may be converted into Subordinate Voting Shares by us. On and after March 1, 2008, these Series 5 Preferred Shares may be converted at the option of the holder into Subordinate Voting Shares, subject to our right prior to the conversion date to redeem for cash or find substitute purchasers for such Series 5 Preferred Shares.

        Effective March 1, 2008, 3,975,663 of our Series 5 Preferred Shares were converted into 51,410,291 Subordinate Voting Shares that were listed on the TSX. Effective June 1, 2008, 517,184 of our Series 5 Preferred Shares were converted into 6,799,353 Subordinate Voting Shares that were listed on the TSX. Effective September 1, 2008, 744,124 of our issued and outstanding Series 5 Preferred Shares were converted into 9,943,356 Subordinate Voting Shares that were listed on the TSX. Effective December 1, 2008, 66,601 of our issued and outstanding Series 5 Preferred Shares were converted into 904,316 Subordinate Voting Shares that were listed on the TSX. Effective March 2, 2009, 256,364 of our issued and outstanding Series 5 Preferred Shares were converted into 3,536,220 Subordinate Voting Shares that were also listed on the TSX.

Outstanding Share Data

        The table below discloses our outstanding share data as at March 24, 2009:

Outstanding Share Data
($ in millions and shares in thousands)

	As at March 24, 2009
	Issued and outstanding shares	Book value
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	158,178	1,294.7
Series 3 Preferred Shares—Classified as equity	12,000	212.5
Series 5 Preferred Shares—Classified as liability	1,440	28.3

Shareholder Actions

        The CBCA provides that shareholders of the Corporation may, with leave of a court, bring an action in the name of and on behalf of the Corporation for the purpose of prosecuting, defending or discontinuing an action on behalf of the Corporation. In order to grant leave to permit such an action, the CBCA provides that the court must be satisfied that the directors of the Corporation were given adequate notice of the application, the shareholder is acting in good faith and that it appears to be in the Corporation's best interests that the action be brought.

Action Necessary to Change Rights of Shareholders

        In order to change the rights of its shareholders, the Corporation would need to amend its Articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the issued and outstanding shares cast at a duly called special meeting. For certain amendments such as those creating a class of Preferred Shares, a shareholder is entitled under the CBCA to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and the Corporation implements such changes, demand payment of the fair value of its shares. Under the CBCA, certain amendments to Articles, including amendments that would generally prejudice the holders of a particular class or series of shares, require an additional two-thirds approval on a class or series vote.

Disclosure of Share Ownership

        In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than ten percent of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within ten days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within ten days from the day on which the change takes place.

        Section 13 of the United States Securities Exchange Act of 1934 (the "Exchange Act") imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than five percent of a class of an equity security registered under Section 12 of the Exchange Act. The Corporation's Subordinate Voting Shares are so registered. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Meeting of Shareholders

        An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and authorizing the Board of Directors to determine their remuneration and for the transaction of other business as may properly come before a meeting of shareholders. Any annual meeting may also constitute a special meeting to take cognizance and dispose of any matter of which a special meeting may take cognizance and dispose. On February 26, 2009, the Court ordered that the Corporation be relieved of its obligation to call and hold an annual meeting of shareholders on or before June 30, 2009 and directed us to hold an annual meeting of shareholders within three months of the final Court order approving a Plan and ending the Canadian Proceedings.

        The CBCA provides that the holders of not less than five percent of the outstanding voting shares of the Corporation may requisition the directors of the Corporation to call a meeting of shareholders for the purpose stated in the requisition. Except in limited circumstances, including where a meeting of shareholders has already been called and a notice of meeting already given or where it is clear that the primary purpose of the requisition is to redress a personal grievance against the Corporation or its directors, officers or shareholders, the directors of the Corporation, on receipt of such requisition, must call a meeting of shareholders. If the directors fail to call a meeting of shareholders within twenty-one days after receiving the requisition, any shareholder who signed the requisition may call the meeting of shareholders and, unless the shareholders resolve otherwise at the meeting, the Corporation shall reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting of shareholders.

        The CBCA also provides that, except in limited circumstances, a resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.

        A quorum of shareholders is present at an annual or special meeting of shareholders, regardless of the number of persons present in person at the meeting, if the holder or holders of shares representing at least ten percent of the outstanding voting shares at such meeting are present in person or represented in accordance with the Corporation's bylaws.

        Notice of the time and place of each annual or special meeting of shareholders must be given not less than twenty-one days, nor more than fifty days, before the date of each meeting to each director, to the auditor and to each shareholder entitled to vote thereat. If the address of any shareholder, director or auditor does not appear in the books of the Corporation, the notice may be sent to such address as the person sending the notice may consider to be most likely to reach such shareholder, director or auditor promptly. Every person who, by operation of the CBCA, transfers or by any other means whatsoever, becomes entitled to any share, shall be bound by every notice given in respect of such share which, prior to the entry of his or her name and address on the register of the Corporation, is given to the person whose name appears on the register at the time such notice is sent. Notice of meeting of shareholders called for any other purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

Limitations on Right to Own Securities

        Neither Canadian law nor the Corporation's Articles or bylaws limit the right of a non-resident to hold or vote Multiple Voting Shares or Subordinate Voting Shares of the Corporation (collectively, the "Equity Shares"), other than as provided in the Investment Canada Act (the "Investment Act"). The Investment Act prohibits implementation of certain direct reviewable investments by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. An investment in the Equity Shares of the Corporation by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation, and the book value of the assets of the Corporation were Cdn$5.0 million or more (provided that immediately prior to the implementation of the investment the Corporation was not controlled by WTO Investors). Subject to the Amendments (as defined below), an investment in Equity Shares of the Corporation by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation and the value of the assets of the Corporation equalled or exceeded CA$312 million (for 2009). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Corporation for purposes of the Investment Act if he or she acquired a majority of the Equity Shares of the Corporation. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Corporation, unless it could be established that the Corporation was not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the Equity Shares would be exempt from the Investment Act, including: (a) an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Corporation in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of voting interests, remains unchanged.

        The Canadian Federal Government has recently adopted certain amendments (the "Amendments") to the Investment Act. Some of the Amendments, which came into force on February 6, 2009, introduce a national security test and review process, authorizing the Canadian Minister of Industry to review investments that "could be injurious to national security", regardless of the size of the transaction. Some of the other Amendments will come into force on a day to be fixed by order of the Canadian Governor in Council, including the increase to the thresholds that trigger governmental review for WTO Investors. Therefore, the thresholds for the review of direct acquisitions of control by WTO Investors would increase from the current CA$312 million (based on book value) to CA$600 million (to be based on the "enterprise value" of the Canadian business) for the two years after such Amendments come into force, to CA$800 million in the following two years and then to CA$1 billion for the next two years. Thereafter, the thresholds are to be adjusted to account for inflation. A number of the Amendments still require additional definition and details, which will be set forth in regulations promulgated under the Investment Act.

C—Material Contracts

        The following is a summary of each material contract or amendment to each material contract, other than contracts entered into in the ordinary course of business, to which Quebecor World or any member of the Quebecor World group is a party and that were entered into in the two years immediately preceding the date of this annual report. All of such material contracts and amendments thereto are filed as exhibits to this annual report. Current and potential investors are urged to consult such agreements as filed with the SEC and the Canadian securities regulatory authorities, and the summary descriptions of such agreements contained in this annual report are qualified entirely by reference to the text of the agreements as filed with such authorities.

DIP Credit Agreement dated as of January 21, 2008, as amended

        The DIP Credit Agreement of Quebecor World and Quebecor World (USA), referred to collectively as the "DIP Borrowers" for the purposes of this Item, has been entered into in the context of the Insolvency Proceedings further detailed in Item 4A. of this annual report, "Information on the Corporation—History and Development of the Corporation." It provides for US$1 billion credit facilities that mature in July 2009 unless we complete a plan of reorganization under Chapter 11 or a plan of compromise or arrangement under the CCAA prior thereto. The DIP credit facilities consist of a term loan facility of US$600 million and a revolving credit facility of US$400 million made available to each of the DIP Borrowers. Under the DIP Credit Agreement, the availability of the funds is determined by a formula based on a percentage of eligible assets available as security.

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

        The credit facilities are fully guaranteed and secured by Quebecor Printing Holding Company ("QPHC"), the DIP Borrowers and all of our material subsidiaries located in North America and certain of our material subsidiaries located in Latin America (QPHC, the DIP Borrowers and all such material subsidiaries being collectively referred to as the "DIP Loan Parties" for the purposes of this Item).

        The DIP Credit Agreement contains restrictive covenants and financial ratios as well as events of default that are customary for a debtor-in-possession credit agreement, including the non-payment of principal, interest or other amounts owing thereunder, the making by the DIP Loan Parties of any materially incorrect or misleading representation or warranty, the breach by a DIP Loan Party of any other term, covenant or agreement contained in the DIP Credit Agreement, a default by a DIP Loan Party in respect of any other indebtedness of at least US$10 million, the rendering of a final judgment or order against a DIP Loan Party in excess of US$10 million, the invalidity or unenforceability of any provision of any document relating to the DIP Credit Agreement, certain defaults under the Employee Retirement Income Security Act of 1974 (ERISA) of the United States of America, certain defaults relating to the Chapter 11 or the CCAA proceedings, a change of control of either of the DIP Borrowers, the bankruptcy of any DIP Loan Party (other than the DIP Borrowers and the other entities that have filed for protection under Chapter 11 or the CCAA) and the existence of certain claims against the DIP Loan Parties that rank prior to or pari passu with the liens securing the DIP Credit Agreement.

Amended and Restated Credit Agreement dated as of December 15, 2005, as amended

        The credit agreement of Quebecor World and Quebecor World (USA) (referred to collectively as the "Borrowers" for the purposes of this Item), as amended, provides for US$750 million revolving credit facilities that mature in January 2009. Such credit facilities contain certain restrictive covenants and financial ratios as well as customary events of default, including the non-payment of principal, interest, fees or other amounts owing thereunder, the making by the Borrowers or by certain direct and indirect subsidiaries of Quebecor World (USA), (collectively the "Loan Parties" for the purposes of this Item) of any materially incorrect or misleading representation or warranty, the breach by a Borrower of any other term, covenant, condition or agreement contained in the credit agreement, the bankruptcy of a Borrower or any Restricted Entity (as such term is defined in the credit agreement), certain defaults under the Employee Retirement Income Security Act of 1974 (ERISA) of the United States of America, the rendering of a final judgment or order against a Borrower or any Restricted Entity in excess of US$25 million, the invalidity or unenforceability of any material provision of the documents relating to the credit facilities, a default by a Loan Party or any Restricted Entity in respect of any indebtedness in excess of US$25 million, the failure by a Borrower, any Restricted Entity or their affiliates to obtain or maintain environmental permits necessary for the operation of their business and the occurrence of any event or circumstance which has a material adverse effect on Quebecor World or any Restricted Entity or a material impairment in the ability of a Borrower to perform its obligations under the documents relating to the credit facilities or in the validity or enforceability of such documents.

        In light of the continuing Insolvency Proceedings, these prepetition revolving credit facilities are no longer a relevant source of financing for the Corporation, although we and certain of our subsidiaries remain debtors thereunder.

Share Purchase Agreement relating to the sale and purchase of the shares of Quebecor World European Holding S.A. dated May 29, 2008

        Reference is made to "Item 4A.—Information on the Corporation—History and Development of the Corporation," for a description of this agreement, which is filed as Exhibit 4.9 to this annual report.

D—Exchange Controls

        There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our securities, other than withholding tax requirements.

        There is no limitation imposed by Canadian law or by the Articles, bylaws or our other charter documents on the right of a non-resident to hold our Subordinate Voting Shares, other than as provided by the Investment Act, as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business", all as defined in the Investment Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA. See "Item 10B.—Additional Information—Memorandum and Articles of Association—Limitations on Right to Own Securities."

E—Taxation

        THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. CONSEQUENTLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SUBORDINATE VOTING SHARES HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations

        The following summary describes the principal Canadian federal income tax consequences to a purchaser who acquires Subordinate Voting Shares (a "holder") who, for the purposes of the Canadian federal Income Tax Act, R.S.C. 1985, as amended (The "Tax Act"), deals at arm's length with, and is not affiliated with, the Corporation and holds Subordinate Voting Shares as capital property. The Subordinate Voting Shares will generally be considered to be capital property for this purpose unless either the holder holds such Subordinate Voting Shares in the course of carrying on a business, or the holder has held or acquired such Subordinate Voting Shares in a transaction or transactions considered to be an adventure in the nature of trade.

        This summary is not applicable to a holder an interest in which is a "tax shelter investment" as defined in the Tax Act, or to a holder which is a "financial institution" as defined in the Tax Act subject to the "mark-to-market" rules set out therein. Such holders should consult their own tax advisors.

        This summary is based upon the current provisions of the Tax Act and the regulations thereunder and the Corporation's understanding of the current published administrative practices and policies of the Canada Revenue Agency ("CRA"). It also takes into account all proposed amendments to the Tax Act and the regulations publicly released by the Minister of Finance (Canada) ("Tax Proposals"), and assumes that all such Tax Proposals will be enacted as currently proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

Holders Not Resident in Canada

        The following discussion applies to a holder of Subordinate Voting Shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold Subordinate Voting Shares, in carrying on a business or part of a business in Canada (a "Non-Resident holder"). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an authorized foreign bank (as defined in the Tax Act).

Disposition of Subordinate Voting Shares

        A Non-Resident holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident holder on a disposition of Subordinate Voting Shares unless the Subordinate Voting Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention. As long as the Subordinate Voting Shares are then listed on a "designated stock exchange" (which currently includes the TSX), the Subordinate Voting Shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident holder, persons with whom the Non-Resident holder did not deal at arm's length, or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation. If the Subordinate Voting Shares were to cease being listed on the TSX or another "recognized stock exchange", a Non-Resident holder who disposes of Subordinate Voting Shares that are taxable Canadian property may not be required to fulfill the requirements of section 116 of the Tax Act. An exemption from such requirements is available on the disposition of treaty-protected property, which is property any income or gain on the disposition of which is exempt from tax under Part I of the Tax Act as a result of an applicable income tax treaty or convention.

Taxation of Dividends on Subordinate Voting Shares

        Dividends paid or credited or deemed to be paid or credited on the Subordinate Voting Shares to a Non-Resident holder will be subject to a Canadian withholding tax in the amount of 25%. Such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident holder is a resident. Under the Canada-United States Income Tax Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a resident of the United States is generally reduced to 15%.

Holders Resident in Canada

        The following discussion applies to a holder of Subordinate Voting Shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is resident in Canada (a "Canadian holder"). Certain Canadian holders whose Subordinate Voting Shares might not otherwise qualify as capital property may, in certain circumstances, treat the Subordinate Voting Shares and other "Canadian securities" as defined in the Tax Act, as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Taxation of Dividends on Subordinate Voting Shares

        Dividends received or deemed to be received on the Subordinate Voting Shares will be included in a Canadian holder's income for purposes of the Tax Act. Such dividends received or deemed to be received by a Canadian holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. Generally, a dividend will be eligible to the enhanced gross-up and dividend tax credit if the recipient receives written notice from the corporation designating the dividend as an "eligible dividend" (within the meaning of the Tax Act). There may be limitations on the ability of the Corporation to designate dividends as eligible dividends. A Canadian holder that is a corporation will include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Subordinate Voting Shares to the extent such dividends are deductible in computing the holder's taxable income.

Disposition of Subordinate Voting Shares

        A disposition, or a deemed disposition, of a Subordinate Voting Share by a Canadian holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the share to the holder. Such capital gain (or capital loss) will be subject to the treatment described below under "Taxation of Capital Gains and Capital Losses."

Additional Refundable Tax

        A Canadian holder that is a "Canadian-controlled private corporation" (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of "Taxable Capital Gains", as defined below.

Taxation of Capital Gains and Capital Losses

        In general, one half of any capital gain (a "Taxable Capital Gain") realized by a Canadian holder in a taxation year will be included in the holder's income in the year. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss (an "Allowable Capital Loss") realized by a

Canadian holder in a taxation year must be deducted from Taxable Capital Gains realized by the holder in the year and Allowable Capital Losses in excess of Taxable Capital Gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years. The amount of any capital loss realized by a Canadian holder that is a corporation on the disposition of a Subordinate Voting Share may be reduced by the amount of dividends received or deemed to be received by it on such Subordinate Voting Share (or on a share for which the Subordinate Voting Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Subordinate Voting Shares, directly or indirectly, through a partnership or a trust. A Taxable Capital Gain realized by a Canadian holder who is an individual may give rise to liability for alternative minimum tax.

Certain U.S. Federal Income Tax Considerations

        The following discussion is a summary of certain U.S. federal income tax consequences applicable to the ownership and disposition of Subordinate Voting Shares ("Shares") by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings and judicial decisions in effect on the date hereof. All of these are subject to change or differing interpretations at any time, which change or interpretation may apply retroactively and could affect the continued validity of this summary.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law. This summary also does not discuss any aspect of state, local or non-U.S. law, or U.S. federal estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders holding Shares as capital assets. U.S. Holders should consult their own tax advisors as to the U.S. federal income tax consequences of the ownership and disposition of Shares, and the possible application of state, local, non-U.S. or other tax laws.

        For purposes of this summary, "U.S. Holder" means a beneficial holder of Shares who or that for U.S. federal income tax purposes is:

  •
  an individual citizen or resident of the United States for U.S. federal income tax purposes;

  •
  a corporation or other entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect for the trust to be treated as a U.S. person.

        If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership.

Dividends

        Subject to the passive foreign investment company ("PFIC") rules discussed below, distributions, if any, paid by the Corporation out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Canadian withholding tax paid with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in the Shares and thereafter as capital gain. However, the Corporation does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Corporation with respect to Shares will constitute ordinary dividend income.

        For taxable years beginning before January 1, 2011, dividends paid by the Corporation should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long-term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim the reduced rate for any year in which the Corporation is treated as a PFIC. See "Passive Foreign Investment Company Considerations" below.

        Under current law, payments of dividends by the Corporation to non-Canadian investors are generally subject to a 25 percent Canadian withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Canada-United States Tax Convention (1980) ("the Treaty") is reduced to a maximum of 15 percent.

        Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If dividends received in Canadian dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

        A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Canadian income taxes withheld by the Corporation.

Sale or Other Taxable Disposition

        Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the Shares.

        This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Shares exceeds one year. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S. source for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through rules," either (i) at least 75 percent of its gross income is "passive income" or (ii) at least 50 percent of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

        If the Corporation is classified as a PFIC for any taxable year during which a U.S. Holder owns Shares, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether the Corporation continues to be classified as a PFIC) with respect to (i) any "excess distributions" (generally, any distributions received by the U.S. Holder on Shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Shares) and (ii) any gain realized on the sale or other disposition of Shares.

        Under these adverse rules (i) the excess distribution or gain will be allocated rateably over the U.S. Holder's holding period, (ii) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Corporation is classified as a PFIC will be taxed as ordinary income, and (iii) the amount allocated to each of the other taxable years during which the Corporation was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.

        The Corporation believes it was not a PFIC for the 2008 taxable year. However, since the fair market value of the Corporation's assets may be determined in large part by the market price of the Shares, which is likely to fluctuate, and the composition of the Corporation's income and assets will be affected by how, and how quickly, the Corporation spends any cash that is raised in any financing transaction, no assurance can be provided that the Corporation would not be classified as a PFIC for the 2008 taxable year and for any future taxable year.

Information Reporting and Backup Tax Withholding

        The proceeds of a sale or other disposition, as well as dividends paid with respect to Shares by a U.S. payor, generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup tax withholding may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup tax withholding requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup tax withholding requirements described herein. Backup tax withholding is not an additional tax and may be refunded (or credited against the U.S. Holder's U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

F—Dividends And Paying Agents

        Not applicable.

G—Statement By Experts

        Not applicable.

H—Documents on Display

        We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is

http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4.

I—Subsidiary Information

        Our significant subsidiaries are discussed under "Item 4. Information on the Corporation—Organizational Structure."

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Information

        As described in Note 1 to our audited consolidated financial statements for the financial year ended December 31, 2008 included elsewhere in this annual report, we obtained an Initial Order from the Court granting creditor protection. Subsequent to the Insolvency Proceedings and under provisions of the signed International Swap and Derivatives Association ("ISDA") agreements, the counterparties to our derivative financial instruments exercised their contractual right to terminate substantially all of the foreign exchange forward contracts; interest rate swap and commodity swap agreements in place on that date. We have since entered into commodity swap and foreign exchange forward contract agreements in an effort to manage risks.

        The effective management of the risks arising from financial instruments described below portrays the strategy in place prior to the Insolvency Proceedings. Where such risk management procedures were in place as at December 31, 2008, they are identified below as such.

Interest rate risk

        We are exposed to interest rate fluctuations as a result of our long-term debt, including the DIP financing. As at December 31, 2008, the floating rate portion of our long-term debt represented approximately 48% of the total debt, including debt subject to compromise.

        Prior to the Insolvency Proceedings, we managed our interest rate risk by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, we entered into interest rate swaps to manage our exposure to fluctuations in interest rates on our long-term debt; however, all derivative contracts were terminated in the first quarter of 2008 as a direct result of the Insolvency Proceedings.

Foreign exchange risk

        Quebecor World has operations in Canada, the United States and Latin America and, as such, we have foreign denominated sales and related receivables, payables, equipment purchases, debt and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have material effect on our consolidated results of operations, financial position or cash flow.

        We mitigate our foreign exchange risk by entering into foreign exchange forward contracts.

Commodity risk

        We are exposed to natural gas prices fluctuations. We manage a portion of our North American natural gas exposure through commodity swap agreements.

        We are also exposed to paper and ink prices fluctuations. To reduce this risk, the contracts with our largest customers generally include price adjustment clauses based on the costs of paper and ink.

Quantitative Information

Interest rate risk

        Assuming all other variables remain constant, a 100 base points increase on all the interest rates during 2008 would have had an unfavorable impact of $9 million on net income and other comprehensive income, while a 100 base points decrease in interest would have resulted in an equally favorable impact on net income, with no impact from derivative instruments.

Foreign exchange risk

        With regard to U.S. dollar denominated monetary balances, and assuming all other variables remain constant, a 5% strengthening of the US dollar over the Canadian dollar on the U.S. denominated monetary balances would have resulted in a net unfavorable impact of $27.7 million on net income (loss), while a 5% decrease would have resulted in an equally favorable impact on net income (loss).

Commodity risk

        With regard to commodity swap agreements in place, and assuming all other variables remain constant, a $1 increase or decrease in the price of natural gas would have had no material impact on net income (loss) and other comprehensive income (loss).

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        On December 31, 2007, we obtained a temporary waiver from our bank syndicate lenders and from the sponsors of our North American securitization program from compliance with certain financial ratios and covenants, subject to the satisfaction of certain conditions and refinancing milestones, including us obtaining US$125 million in new financing by January 15, 2008. On January 16, 2008, we failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Corporation and certain of our subsidiaries being in default of our obligations under our revolving bank facility, our equipment financing credit facility and our North American securitization program (see Note 1 to our audited consolidated financial statements for the financial year ended December 31, 2008 presented in "Item 17.—Financial Statements").

        As a result of our unsuccessful efforts to obtain new financing, the inability at the time to conclude the proposed sale of our European operations and our operational demands, by mid-January 2008, we were experiencing a severe lack of liquidity and concluded we no longer had the ability to meet obligations which were falling due.

        On January 21, 2008, we obtained the Initial Order from the Court granting creditor protection under the CCAA for the Applicants and, on the same date, the U.S. Subsidiaries filed a petition under Chapter 11 in the U.S. Bankruptcy Court. Quebecor World and the other Applicants remain subject to the Insolvency Proceedings as of the date of this annual report. The filing for creditor protection by the Applicants in the Insolvency Proceedings caused us and certain of our subsidiaries to be in default of substantially all of our outstanding debt instruments, obligations, agreements and securities.

        The table below summarizes the amount of the default and interest arrearage, as of February 28, 2009, under each of our material debt instruments, obligations, agreements and securities:

Description of debt instrument, obligation, agreement or security	Principal Amount in Default	Amount of Interest in Arrears

Syndicated bank credit facility (prepetition)	US$711,029,606	US$81,253,694

Equipment financing credit facility	US$121,772,153	US$7,020,432

4.875% Senior Notes due November 15, 2008	US$200,000,000	US$12,824,722

6.125% Senior Notes due November 15, 2013	US$400,000,000	US$32,412,159

8.75% Senior Notes due March 15, 2016	US$450,000,000	US$59,854,810

9.75% Senior Notes due January 15, 2015	US$400,000,000	US$66,771,554

6.50% Senior Notes due 2027	US$3,213,000	US$340,990

Total:	US$2,286,014,759	US$260,478,361

        We also have outstanding 12,000,000 Series 3 Preferred Shares and 1,440,064 Series 5 Preferred Shares. On November 26, 2007, our Board of Directors suspended all dividend payments on our outstanding Preferred Shares. As of February 28, 2009, an aggregate of CA$27,727,000 in accrued dividends was unpaid on our Series 3 Preferred Shares and an aggregate of CA$4,389,000 in accrued dividends was unpaid on our Series 5 Preferred Shares.

 ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        There have been no material modifications to the rights of security holders.

Use of Proceeds

        Not applicable.

ITEM 15—CONTROLS AND PROCEDURES

Overview

        There were a number of significant events that occurred during the year ended December 31, 2007, including the proposed sale and merger of European operations, as well as various financing activities and bankruptcy protection measures, which were undertaken during the preparation of the 2007 year-end financial statements.

        These significant events were carried forward in the current year, as the sale and merger of European operations was completed in June 2008 and the requirements of the bankruptcy protection measures became more demanding with the claims process and other Insolvency Proceedings-related activities, e.g. the preparation of business plans and due diligence for creditors. Combined with the recent global economic weakness, this served to create an environment of substantial work overload and time constraint, which led to changes in and lack of sufficient personnel. While in 2008 we implemented several remediation actions that we believe materially improved our internal control over financial reporting as discussed below, in the aggregate, these factors continued to impact the operating effectiveness of our internal control over financial reporting.

        Notwithstanding these significant events described above, management has concluded that the consolidated financial statements included in this annual report fairly present the consolidated financial position and consolidated results of operations of Quebecor World as of and for the year ended December 31, 2008. Our independent registered public accounting firm has issued an unqualified audit report on these consolidated financial statements that are included elsewhere in this annual report.

Evaluation of Disclosure Controls and Procedures

        Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed in reports filed or submitted under the Canadian and US securities rules and forms, is (1) recorded, processed, summarized and reported within the time periods specified in the Canadian and US securities laws and (2) accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        Members of management, at the direction (and with the participation) of the President and Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 adopted by the Canadian Securities Administrators), as of December 31, 2008. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that, because of the material weakness in our internal control over financial reporting discussed below, disclosure controls and procedures were not effective as of December 31, 2008.

Management's Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the US Securities Exchange Act of 1934.

        The Corporation's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation of financial statements in accordance with Canadian GAAP and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As of December 31, 2008, management conducted an evaluation of the effectiveness of the internal control over financial reporting based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. During this process, management identified a material weakness in internal control over financial reporting as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual financial statements will not be prevented or detected on a timely basis.

        Given the circumstances and events faced by Quebecor World, we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters within the timeframes set by us for filing our consolidated financial statements. This deficiency resulted in certain adjustments to the amounts or disclosures of the following items: inventories, claims and liabilities subject to compromise, financial instruments, pension expense and income taxes. Because of this deficiency, which is pervasive in nature, there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

        Because of the material weakness described above, management concluded that the system of internal control over financial reporting is not effective as of December 31, 2008. Notwithstanding the above-mentioned weakness, management has concluded that the consolidated financial statements included in this annual report fairly present our consolidated financial position and consolidated results of our operations, as of and for the year ending December 31, 2008.

        Our independent registered public accounting firm that audited the financial statements included in this annual report on Form 20-F, has issued an attestation report expressing an adverse opinion on the effectiveness of internal control over financial reporting as at December 31, 2008, which report is included on page F-5 of the consolidated financial statements as at and for the year ended December 31, 2008 included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

        During the year, particularly in the fourth quarter, we implemented several remediation actions that we believe materially improved our internal control over financial reporting. These changes, which are related to remedial actions that addressed the three material weaknesses previously reported in our annual report on Form 40-F for the year ended December 31, 2007, are as follows:

  1)
  Impairment of long-lived assets and goodwill.

  a)
  We implemented a standardized process to identify triggering events that initiate impairment testing.

    b)
    We engaged outside experts, and supervised them closely, to supplement internal accounting personnel, specifically in the area of goodwill impairment.

    c)
    We prepared five-year business plans, which served as a basis to prepare the fair value calculations of assets and to perform step one tests for goodwill and long-lived asset impairments.

    d)
    We improved documentation clarifying accounting positions and methodology.

  2)
  Complex and non-routine transactions.

  a)
  We created a Special Projects Group to manage the claims procedure and specific maintenance of the creditors' database. This was intended to alleviate some of the work overload in the finance and accounting departments.

  b)
  We used and supervised external resources with specific accounting expertise to consult on complex accounting matters.

  c)
  We improved our communication process through additional ad hoc meetings, weekly calls, quarterly meetings, and requests for additional information requirements with other departments.

  3)
  Period-end controls and procedures.

  a)
  We reallocated tasks to appropriate personnel to ensure efficiencies, including a change in top-level reviews.

  b)
  We improved back-up documentation to support transactions.

Remediation Plans

        In response to the material weakness identified above for the year ended December 31, 2008 and in addition to the changes in internal control over financial reporting described above, we will continue remediation efforts to address the material weakness, by taking the following actions:

  1.
  Hire a professional practice subject matter expert.

  2.
  Hire additional resources in the corporate accounting department.

  3.
  Continue to implement policies and communication tools to identify non-routine transactions and changes in accounting standards.

  4.
  Provide training to field accounting personnel.

ITEM 16—[RESERVED]

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Mr. Alain Rhéaume is an "audit committee financial expert" (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr. Rhéaume is an "independent" director as defined under the independence standards of the New York Stock Exchange.

ITEM 16B—CODE OF ETHICS

        We have adopted a Code of Business Conduct, which is a code of ethics as defined in Item 16B of Form 20-F, which governs the behavior of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code is given to all the employees of the Corporation and its subsidiaries. Upon being hired, all employees must sign a declaration confirming that they have read the code and undertaking to comply therewith.

        The code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through an ethics line or other internal mechanism. The Senior Director, Internal Audit provides reports, on a regular basis, to the Audit Committee on departures from the code that have been brought to his attention through the whistleblower program (i.e. the confidential ethics line and secured website that is operated by an independent third party) or through such other internal mechanisms described in the code and the steps taken by the Corporation to deal with the non-compliance issues. The Chairman of the Audit Committee informs the Board thereof at each regular meeting of the Board. In addition, an annual attestation process exists to ensure that management throughout the organization respects the code.

        In March 2009, our Board of Directors adopted a Specific Code of Ethics Governing Financial Officers (the "Specific Code of Ethics"), which applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Specific Code of Ethics supplements, but does not replace, the Code of Business Conduct by emphasizing certain standards applicable to financial officers, particularly with respect to the integrity of the Corporation's financial documents. Violations of the Specific Code of Ethics may be reported either through the whistleblowing service or up the hierarchy of authority to the Chief Financial Officer, who would then be required to report all such violations to the Audit Committee.

        Also, complaints about accounting, internal accounting controls or auditing matters can be confidentially submitted to the Corporation.

        Copies of both the Code of Business Conduct and the Specific Code of Ethics are available on the Corporation's web site at www.quebecorworld.com under the "Investors" Tab. Paper copies are also available without charge upon request from the Corporate Secretary of the Corporation.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG LLP served as our independent registered public accounting firm for the fiscal years ended December 31, 2008, 2007 and 2006. The audited financial statements for each of the fiscal years in the three-year period ended December 31, 2008 are included in this annual report on Form 20-F.

        In addition to performing the audit of our consolidated financial statements, KPMG LLP provided us with other services and they billed us the following fees for each of our two most recently completed financial years as summarized in the following table:

FEES	FINANCIAL YEAR ENDED DECEMBER 31, 2008	FINANCIAL YEAR ENDED DECEMBER 31, 2007

Audit Fees(1)	US$6,930,000	US$7,637,000

Audit-Related Fees(2)	US$1,418,000	US$2,176,000

Tax Fees(3)	US$2,483,000	US$2,125,000

All other Fees(4)	US$161,000	US$278,000

TOTAL FEES:	US$10,992,000	US$12,216,000

(1)
Audit Fees consist of fees billed for the annual integrated audit and quarterly reviews of our annual and quarterly consolidated financial statements or services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditors reasonably can provide, and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues and the review of documents filed with regulatory authorities.

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

(4)
All Other Fees include fees billed for advice with respect to our internal controls over financial reporting and disclosure controls and procedures and advice with respect to the adoption of International Financial Reporting Standards.

Pre-approval Policies and Procedures

        The Mandate of the Audit Committee provides that it is such Committee's responsibility to:

  (a)
  recommend to the board of directors the appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditors and monitor their qualifications, performance and independence;

  (b)
  pre-approve and oversee the disclosure of all audit services provided by the external auditors to us or any of our subsidiaries, determining which non-audit services the external auditors are entitled to provide; and pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditors, the whole in accordance with applicable laws and regulations; and

  (c)
  approve the basis and amount of the external auditors' fees for both audit and certain permitted non-audit services.

        The Audit Committee has established a list of non-audit services that are deemed inconsistent with the independence of auditors under applicable laws and regulations in respect of which we may not engage our external auditors. The Audit Committee has also adopted an "Approval Policy for Services Provided by the External Auditor" (the "Approval Policy") pursuant to which, subject to certain limitations, the Audit Committee may retain our external auditors for certain audit and non-audit services that have been pre-approved by the Audit Committee (the "Pre-Approved Services"), provided, however, that the external auditors' estimated fees for the Pre-Approved Services may not exceed $250,000. The Chairman of the Audit Committee reports to the Audit Committee, on a quarterly basis, on all projects approved under the Approval Policy. The Approval Policy and the list of Pre-Approved Services are reviewed by the Audit Committee on an annual basis.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

 ITEM 16F—CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

        Not applicable.

 PART III

ITEM 17—FINANCIAL STATEMENTS

        Our consolidated balance sheets as at December 31, 2008 and 2007 and our consolidated statements of income (loss), comprehensive income (loss), shareholders' equity (deficit) and cash flows for the years ended December 31, 2008, 2007 and 2006, including the notes thereto and together with the reports of the independent registered public accounting firm thereon, appear on pages F-3 to F-6 of this annual report.

ITEM 18—FINANCIAL STATEMENTS

        Not applicable.

ITEM 19—EXHIBITS

        The following documents are filed as exhibits to this annual report on Form 20-F:

1.1
Articles of Amalgamation of the registrant dated February 23, 1989, as amended on December 7, 1990, December 14, 1990, February 24, 1992, April 10, 1992, April 25, 1994, April 25, 1996, November 5, 1997, April 25, 2000, February 21, 2001 and August 10, 2001.
1.2	Amended and Restated By-Law One adopted by the Board of Directors of the registrant on March 22, 2004 and ratified by the registrant's shareholders on May 5, 2004
1.3	By-Law Number 58 adopted by the Board of Directors of the registrant on April 10, 1992
3.1	Trust agreement dated as of March 28, 2003 among the registrant, the holders of its Multiple Voting Shares and Computershare Trust Company of Canada, as trustee
4.1
Senior secured superpriority debtor-in-possession credit agreement dated as of January 21, 2008 (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 1, 2008)
4.2
Amendment No.1 dated as of January 25, 2008 to the registrant's senior secured superpriority debtor-in-possession credit agreement dated as of January 21, 2008 (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on April 25, 2008)
4.3
Amended and Restated Amendment No. 2 dated as of February 26, 2008 to the registrant's senior secured superpriority debtor-in-possession credit agreement dated as of January 21, 2008 (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on April 25, 2008)
4.4
Amendment No. 3 dated as of March 27, 2008 to the registrant's senior secured superpriority debtor-in-possession credit agreement dated as of January 21, 2008 (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on April 25, 2008)
4.5
Amendment No. 4 dated as of August 5, 2008 to the registrant's senior secured super priority debtor-in-possession credit agreement dated as of January 21, 2008 (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on September 4, 2008)
4.6
Amended and restated credit agreement dated as of December 15, 2005 (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 13, 2006)

4.7	Fourth amending agreement dated as of September 28, 2007 to the registrant's amended and restated credit agreement dated as of December 15, 2005 (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 12, 2007)
4.8
Fifth amending agreement dated as of December 31, 2007 to the registrant's amended and restated credit agreement dated as of December 15, 2005 (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on January 11, 2008)
4.9
Share Purchase Agreement dated May 29, 2008 relating to the sale and purchase of shares of Quebecor World European Holding S.A. (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 10, 2008)
4.10
Indenture dated as of November 3, 2003 among Quebecor World Capital Corporation, as issuer, the registrant, as guarantor, and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.3 of the registrant's registration statement on Form F-9 filed with the U.S. Securities and Exchange Commission on January 12, 2004)
4.11
Indenture dated as of March 6, 2006 among the registrant, as issuer, Quebecor World (USA) Inc., Quebecor World Capital LLC and Quebecor World Capital ULC, as guarantors, and Wilmington Trust Company, as trustee (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 13, 2006)
4.12
Indenture dated as of December 18, 2006 among Quebecor World Capital ULC, as issuer, the registrant, Quebecor World (USA) Inc. and Quebecor World Capital LLC, as guarantors, and Citibank, N.A., as trustee (incorporated by reference to the registrant's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 30, 2007)
8.1	List of subsidiaries and jurisdictions of incorporation
12.1
Certification of Jacques Mallette, President and Chief Executive Officer of the registrant, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Jeremy Roberts, Chief Financial Officer of the registrant, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Jacques Mallette, President and Chief Executive Officer of the registrant, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Jeremy Roberts, Chief Financial Officer of the registrant, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Mandate of the registrant's Audit Committee
15.2	Mandate of the registrant's Board of Directors
15.3	Registrant's Statement of Corporate Governance Practices
15.4	Consent of Independent Registered Public Accounting Firm

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR WORLD INC.
By:	/s/ MARIE-É. CHLUMECKY Name: Marie-É. Chlumecky Title: Corporate Secretary

Dated: March 27, 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

        The management of Quebecor World Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries, the Management's Discussion and Analysis (MD&A) and all other information in Quebecor World Inc.'s annual report on Form 20-F. These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments. To provide reasonable assurance that relevant and reliable financial information is produced, management is responsible for the development of internal controls over financial reporting process. Management has developed and maintained a system of internal controls and supports a program of internal audit.

        The Board of Directors (the "Board") carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of independent directors. The Board is responsible for reviewing and approving the consolidated financial statements and the MD&A for inclusion in Quebecor World Inc.'s annual report on Form 20-F based on the review and recommendation of the Audit Committee. The Board is also responsible for overseeing management's responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls and compliance with legal and regulatory requirements.

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

Montreal, Canada
March 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Quebecor World Inc.

        We have audited the accompanying consolidated balance sheets of Quebecor World Inc. (the "Corporation") and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

        As discussed in Note 1, Quebecor World Inc. obtained, on January 21, 2008, an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act for itself and 53 of its U.S. subsidiaries and filed under Chapter 11 of the United States Bankruptcy Code for 53 of its U.S. subsidiaries (together the "Insolvency Proceedings"). The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to shareholders' accounts, the effect of any changes that may be made in the capitalization of the Corporation; or (c) as to operations, the effect of any changes that may ultimately be required in its business.

        The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Note 1, as a result of the contributing factors having led to the Insolvency Proceedings and the Insolvency Proceedings, realization of assets and discharge of liabilities, without substantial adjustments and/or changes in ownership, are subject to significant uncertainty and raise substantial doubt about the Corporation's ability to continue as a going concern. Management's plan concerning these matters is also discussed in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

        Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2009 expressed an adverse opinion on the effectiveness of the Corporation's internal control over financial reporting.

/s/ KPMG LLP(1)
Chartered Accountants
Montreal, Canada
March 26, 2009

(1)
CA auditor permit No. 13892

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Quebecor World Inc.

        We have audited Quebecor World Inc.'s (the "Corporation") internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting" presented under "Item 15.—Controls and Procedures" of the annual report on Form 20-F. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

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

        A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the corporation's annual financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: the Corporation did not maintain effective processes and controls over accounting for and reporting of non-routine transactions and complex accounting matters. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of the Corporation. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated March 26, 2009, which expressed an unqualified opinion on those consolidated financial statements.

        In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Quebecor World Inc. has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP(1)
Chartered Accountants
Montreal, Canada
March 26, 2009

(1)
CA auditor permit No. 13892

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Under Creditor Protection as of January 21, 2008—Note 1)

Years ended December 31
(In millions of US dollars, except per share amounts)

	Note	2008	2007	2006
Operating revenues		$4,016.9	$4,654.5	$5,060.9
Operating expenses:
Cost of sales		3,545.2	4,080.8	4,426.4
Selling, general and administrative		351.4	390.5	345.9
Loss (gain) on business disposals		(0.7)	(1.2)	2.2
Securitization fees	11	—	15.1	24.6
Impairment of assets, restructuring and other charges	6	242.1	223.6	66.2
Goodwill impairment charge	15	341.1	1,832.9	—

		4,479.1	6,541.7	4,865.3

Operating income (loss)		(462.2)	(1,887.2)	195.6
Financial expenses	7	409.9	178.9	114.0
Dividends on preferred shares classified as liability	20	5.2	9.8	—
Reorganization items	3	105.9	—	—

Income (loss) from continuing operations before income taxes		(983.2)	(2,075.9)	81.6
Income taxes	8	(39.3)	(238.2)	(38.0)

Income (loss) from continuing operations before minority interest		(943.9)	(1,837.7)	119.6
Minority interest		—	(0.3)	0.8

Net income (loss) from continuing operations		(943.9)	(1,837.4)	118.8
Loss from discontinued operations (net of tax)	9	(715.4)	(363.0)	(90.5)

Net income (loss)		$(1,659.3)	$(2,200.4)	$28.3
Net income allocated to holders of preferred shares		17.4	22.2	34.0

Loss available to holders of equity shares		$(1,676.7)	$(2,222.6)	$(5.7)

Earnings (loss) per share:	10
Basic and diluted:
Continuing operations		$(5.26)	$(14.10)	$0.65
Discontinued operations		(3.92)	(2.75)	(0.69)

		$(9.18)	$(16.85)	$(0.04)

Weighted-average number of equity shares outstanding:	10
(in millions)
Basic and diluted		182.6	131.9	131.4

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Under Creditor Protection as of January 21, 2008—Note 1)

Years ended December 31
(In millions of US dollars)

	Note	2008	2007	2006
Net income (loss)		$(1,659.3)	$(2,200.4)	$28.3
Other comprehensive income (loss), net of income tax:	22, 23
Unrealized gain (loss) on foreign currency translation adjustment		149.8	(104.8)	17.5
Portion of foreign currency translation adjustment recognized in income as a result of business disposals	9	273.7	—	—
Portion of foreign currency translation adjustment recognized in income as a result of a reduction in self-sustaining foreign operations		—	—	2.5
Unrealized net gain (loss) on derivative financial instruments related to cash flow hedges		(0.1)	10.4	—
Reclassification of realized net loss (gain) on derivative financial instruments to the statements of income		(7.3)	4.8	—

Comprehensive income (loss)		$(1,243.2)	$(2,290.0)	$48.3

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(Under Creditor Protection as of January 21, 2008—Note 1)

Years ended December 31
(In millions of US dollars)

	Note	Capital stock (Note 20)	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity (deficit)
Balance, December 31, 2005		$1,444.5	$110.6	$443.8	$(102.6)	$1,896.3
Net income		—	—	28.3	—	28.3
Other comprehensive income, net of income taxes	22	—	—	—	20.0	20.0
Equity shares issued from stock plans	20	7.9	—	—	—	7.9
Related party transactions	12	—	(1.0)	—	—	(1.0)
Stock-based compensation	21	—	4.5	—	—	4.5
Dividends on equity shares		—	—	(39.8)	—	(39.8)
Dividends on preferred shares		—	—	(34.0)	—	(34.0)

Balance, December 31, 2006		$1,452.4	$114.1	$398.3	$(82.6)	$1,882.2
Net loss		—	—	(2,200.4)	—	(2,200.4)
Cumulative effect of change in accounting policy—Financial instruments		—	—	(4.9)	(7.0)	(11.9)
Other comprehensive income (loss), net of income taxes	22	—	—	—	(89.6)	(89.6)
Equity shares issued from stock plans	20	5.0	—	—	—	5.0
Related party transactions	12	—	0.4	—	—	0.4
Stock-based compensation	21	—	3.5	—	—	3.5
Redemption of convertible notes	26	—	(15.9)	15.9	—	—
Dividends on preferred shares		—	—	(22.2)	—	(22.2)

Balance, December 31, 2007		$1,457.4	$102.1	$(1,813.3)	$(179.2)	$(433.0)
Net loss		—	—	(1,659.3)	—	(1,659.3)
Cumulative effect of change in accounting policy—Inventories	2	—	—	(17.4)	—	(17.4)
Other comprehensive income, net of income taxes	22	—	—	—	416.1	416.1
Preferred shares conversion	20	137.8	—	—	—	137.8
Stock-based compensation	21	—	1.1	—	—	1.1

Balance, December 31, 2008		$1,595.2	$103.2	$(3,490.0)	$236.9	$(1,554.7)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Under Creditor Protection as of January 21, 2008—Note 1)

Years ended December 31
(In millions of US dollars)

	Note	2008	2007	2006
Cash flows from operating activities:
Net income (loss)		$(1,659.3)	$(2,200.4)	$28.3
Adjustments for:
Reorganization items	3	39.3	—	—
Depreciation of property, plant and equipment		261.7	311.4	308.4
Impairment of assets and non-cash portion of restructuring and other charges	6, 9	185.9	276.9	34.9
Goodwill impairment charge	15	341.1	1,998.9	—
Future income taxes	8	(59.8)	(255.8)	2.2
Amortization and write down of other assets		18.8	60.4	30.0
Amortization of financing costs		56.6	6.6	2.9
Loss on business disposals and other	9	684.6	11.5	3.8
Unrealized foreign exchange on long term debt		99.7	(15.6)	—
Other		(4.8)	20.0	5.0
Net changes in non-cash balances related to operations:
Accounts receivable		126.2	(181.7)	(38.6)
Inventories		34.0	1.8	5.6
Trade payables and accrued liabilities		(388.1)	65.7	10.9
Trade payables and accrued liabilities subject to compromise	4	526.1	—	—
Other current assets and liabilities		(10.1)	41.9	(76.3)
Other non-current assets and liabilities		(162.3)	(73.6)	(81.1)

		125.8	(145.9)	(179.5)

Cash flows provided by operating activities		89.6	68.0	236.0
Cash flows from financing activities:
Net change in bank indebtedness	17	(70.6)	18.1	—
Issuance of long-term debt, net of issuance costs	18	6.0	67.0	950.1
Issuance of DIP Term Loan, net of issuance costs	18	556.5	—	—
Repayments of long-term debt	18	(21.3)	(332.3)	(459.3)
Repayments of DIP Term Loan	18	(74.5)	—	—
Redemption of convertible notes	26	—	(119.5)	—
Net borrowings (repayments) under revolving bank facility		77.0	577.9	(239.2)
Net borrowings under revolving DIP Facility		51.9	—	—
Net change in secured financing	11	48.6	83.9	—
Repayment of North American securitization program subsequent to Insolvency Proceedings	1	(413.0)	—	—
Net proceeds from issuance of equity shares	21	—	5.0	7.9
Redemption of preferred shares	21	—	—	(175.9)
Dividends on equity shares		—	—	(39.8)
Dividends on preferred shares		—	(17.6)	(43.1)

Cash flows provided by financing activities		160.6	282.5	0.7
Cash flows from investing activities:
Business acquisitions, net of cash and cash equivalents		—	(3.5)	(0.1)
Net proceeds from business disposals, net of cash and cash equivalents	9	43.5	—	28.5
Additions to property, plant and equipment		(108.7)	(321.0)	(313.8)
Net proceeds from disposal of assets		25.4	101.4	82.5
Restricted cash	16	(2.5)	(6.8)	(15.0)
Restricted cash related to Insolvency Proceedings	16	(43.9)	—	—

Cash flows used in investing activities		(86.2)	(229.9)	(217.9)
Effect of foreign currency		(16.4)	(77.3)	(19.3)

Net changes in cash and cash equivalents		147.6	43.3	(0.5)
Cash and cash equivalents, beginning of year	26	61.1	17.8	18.3

Cash and cash equivalents, end of year	26	$208.7	$61.1	$17.8

Supplementary cash flow information in Note 26.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Under Creditor Protection as of January 21, 2008—Note 1)

At December 31
(In millions of US dollars)

	Note	2008	2007
Assets
Current assets:
Cash and cash equivalents	26	$208.7	$61.1
Accounts receivable	11, 24	694.0	1,030.8
Inventories	13	233.9	368.1
Income taxes receivable		31.0	15.7
Future income taxes	8	13.9	28.6
Prepaid expenses and deposits		40.9	18.5

Total current assets		1,222.4	1,522.8
Property, plant and equipment	14	1,161.0	2,009.0
Goodwill	15	—	342.3
Restricted cash	16	96.9	54.9
Future income taxes	8	5.8	11.2
Other assets	19	334.3	222.8

Total assets		$2,820.4	$4,163.0

Liabilities and Shareholders' Deficit
Current liabilities:
Bank indebtedness	17	$2.6	$73.2
Trade payables and accrued liabilities		480.3	1,008.1
Income and other taxes payable		40.7	39.8
Future income taxes	8	0.4	1.0
Secured financing	11	—	462.5
Current portion of long-term debt	18	583.2	1,023.7
Liabilities subject to compromise	4	2,882.5	—

Total current liabilities		3,989.7	2,608.3
Long-term debt	18	60.8	1,313.6
Other liabilities	19	246.4	363.4
Future income taxes	8	43.1	132.2
Preferred shares	20	35.1	178.5
Shareholders' deficit:
Capital stock	20	1,595.2	1,457.4
Contributed surplus		103.2	102.1
Deficit		(3,490.0)	(1,813.3)
Accumulated other comprehensive income (loss)	22	236.9	(179.2)

		(1,554.7)	(433.0)

Total liabilities and shareholders' deficit		$2,820.4	$4,163.0

On behalf of the Board:

/s/ Brian Mulroney The Right Honourable Brian Mulroney, Director	/s/ Alain Rhéaume Alain Rhéaume, Director

See accompanying Notes to Consolidated Financial Statements.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring

  On January 21, 2008 (the "Filing Date"), Quebecor World Inc. ("Quebecor World" or the "Corporation") obtained an order (the "Initial Order") from the Quebec Superior Court (the "Court") granting creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") for itself and for 53 U.S. subsidiaries (the "U.S. Subsidiaries" and, collectively with the Corporation, the "Applicants"). On the same date, the U.S. subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") in the U.S. Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"). The proceedings under the CCAA are hereinafter referred to as the "Canadian Proceedings", the proceedings under Chapter 11 are hereinafter referred to as the "U.S. Proceedings" and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the "Insolvency Proceedings". The Corporation's Latin American subsidiaries are not subject to the Insolvency Proceedings. In addition, prior to their disposition as discussed below, the European subsidiaries were not subject to the Insolvency Proceedings. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants' businesses (subject to Court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (any such plan of compromise or arrangement under either the Canadian Proceedings or the U.S. Proceedings being a "Plan"), the whole in accordance with the terms of the Initial Order. Ernst & Young Inc. has been appointed by the Court as monitor (the "Monitor") in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order for a more complete description of the duties and functions of the Monitor.

  Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, which has been extended in Canada at various times since it was first rendered and is subject to further extensions as the Court may deem appropriate. The current expiration of the stay period in Canada is May 31, 2009. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a Plan. Any such Plan will be subject to approval by affected creditors, as well as the Court.

  On March 26, 2009, the U.S. Bankruptcy Court extended the period during which the U.S. Subsidiaries have the exclusive right to file a Plan or Plans until April 27, 2009, and the exclusive period during which the U.S. Subsidiaries have the exclusive right to solicit acceptance of such Plan or Plans until June 26, 2009. There can be no assurance that the U.S. Bankruptcy Court will grant any further extension of these periods. In addition, the U.S. Bankruptcy Court has the power to terminate such periods, and, in all events, the U.S. Bankruptcy Code provides for

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring (Continued)

  maximum exclusivity periods of 18 months and 20 months from the Filing Date, respectively, to file and solicit acceptance of a Plan or Plans.

  Should the stay period in the Insolvency Proceedings or the exclusive periods in the U.S. Proceedings and any subsequent extensions thereof, if granted, not be sufficient to develop and present one or more Plans, or should the Plans not be accepted by affected creditors or confirmed by the Court or the U.S. Bankruptcy Court and, in any such case, the Applicants lose the protection of the stay of proceedings, creditors may immediately enforce their rights and remedies against the Applicants and their properties which would in all likelihood lead to the liquidation of the Applicants' assets. Failure to implement one or more Plans and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court would in all likelihood also lead to the liquidation of the Applicants' assets.

  The Corporation became in default under its revolving bank facility, its equipment financing credit facility and its North American securitization program on January 16, 2008. On January 24, 2008 pursuant to the Insolvency Proceedings, an amount of $417.6 million, including fees, was paid in order to terminate the North American securitization program.

  The Insolvency Proceedings also triggered defaults under substantially all of the Applicants' other debt obligations. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants' property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their pre-filing debt obligations. The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honor obligations to customers.

  The Applicants have developed a comprehensive business and financial plan with the advice and guidance of their financial advisors and the Monitor. The Applicants presented their confidential business plan (the "Business Plan") to the Ad Hoc Bondholder Group, the Bank Syndicate and the Official Committee of Unsecured Creditors (collectively, the "Committees") in June 2008. This Business Plan, as amended to reflect current circumstances and anticipated developments, has served as the basis for discussions with the Committees in respect of a term sheet that will be reflected in a Plan. Subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that a Plan or Plans proposed by the Applicants, will be supported by the Applicants' creditors or confirmed by the Court and the U.S. Bankruptcy Court, or that any such Plan or Plans will be consummated or successful.

  Another important step in the Corporation's restructuring activities has been the sale of its European operations to a subsidiary of Hombergh Holdings B.V. ("HHBV"), since renamed CirclePrinters Holding B.V., a Netherlands-based investment group (Note 9). On June 17, 2008, the Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement of sale, the Corporation received €52.2 million in

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring (Continued)

  cash at closing. HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to the Corporation. The sale was made substantially on an "as is, where is" basis.

  As detailed in Note 9, on January 28, 2008, the Corporation announced that its UK subsidiary, Quebecor World PLC ("QWP"), had been placed into administration.

  On September 29, 2008, the Court and the U.S. Bankruptcy Court entered an order establishing a process by which certain creditors of the Applicants must file and prove their claims. The purpose of the claims process was to enable the Applicants and the Monitor to review and process potential claims including supplier, contingent, damage, litigation and other claims so that the Applicants will be in a position to allow for voting on one or more Plans and/or hold meetings of affected creditors in a timely manner to vote on a proposed Plan or Plans. Further details are outlined in Note 4—Liabilities Subject to Compromise.

  Contributing factors

  Quebecor World's financial performance has suffered in the past few years, especially with respect to its European operations, which were funded, in part, with cash flows generated by the North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of its printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally as a result of the Corporation's European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for the Corporation to repurchase certain senior notes in order to avoid breaching certain financial ratios, while also facing a reduction in amounts available under its revolving bank facility.

  Other events further hindered the Corporation's efforts to improve its balance sheet and financial position. First, on November 20, 2007, Quebecor World announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, Quebecor World announced that it would not be able to consummate a previously announced transaction to sell/merge its European operations, which otherwise would have resulted in proceeds being paid to Quebecor World.

  On December 31, 2007, the Corporation obtained a waiver from its bank syndicate lenders and from the sponsors of its North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, the Corporation failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Corporation and certain of its subsidiaries being in default of their obligations under the revolving bank facility, the equipment financing credit facility and the North American securitization program.

  As a result of the unsuccessful efforts of the Corporation to obtain new financing, the inability at the time to conclude the first proposed sale of its European operations and the operational demands of the Corporation, by mid-January 2008, the Corporation was experiencing a severe lack of liquidity and concluded it no longer had the ability to meet obligations which were falling due.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring (Continued)

  Basis of presentation and going concern issues

  The Corporation's financial statements have been prepared using the same Canadian generally accepted accounting principles ("GAAP") as applied by the Corporation prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Insolvency Proceedings provide the Corporation with a period of time to stabilize its operations and financial condition and develop a Plan or Plans. During the period, Debtor-In-Possession ("DIP") financing has been approved by both the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions, as described below. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these Insolvency Proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.

  The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, these financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to shareholders' accounts, the effect of any changes that may be made in the capitalization of the Corporation; or (c) as to operations, the effect of any changes that may ultimately be required in its business.

  The Corporation has made adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Corporation, the Corporation will be required, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, the Corporation would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan or Plans. The financial statements do not present any adjustments that may be required under fresh start reporting.

  In accordance with Canadian GAAP appropriate for a going concern, property, plant and equipment is carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill is carried at cost less any impairment losses. Goodwill is tested for impairment annually and between annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The series of events that led the Corporation to the Insolvency Proceedings and

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring (Continued)

  the events since then triggered impairment tests for its property, plant and equipment, and goodwill. The Corporation made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long lived assets.

  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings and the current downturn in the economy materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment, and goodwill, the valuation of future income tax assets and of contract acquisition costs.

  In light of the Insolvency Proceedings, it is unlikely that the Corporation's existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a Plan or Plans. There is a significant risk that all of such shares will be cancelled for minimal or no consideration upon the effective date of any such Plan or Plans.

  DIP financing

  On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, the "DIP Credit Agreement") between Quebecor World Inc. and Quebecor World (USA) Inc., a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, Morgan Stanley Senior Funding, Inc., and Wells Fargo Foothill, LLC, as Co-Syndication Agents, and Wachovia Bank, N.A., as Documentation Agent.

  The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the "Revolving DIP Facility") bearing interest at variable rates based on Base rate, or Eurodollar rate, Canadian Banker's Acceptance rate or Canadian prime rate, plus applicable margins and a $600 million term loan ("DIP Term Loan"), bearing interest at variable rates based on Base rate, or Eurodollar rate, plus applicable margins, which was fully drawn immediately following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the "Interim DIP Order"). Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving DIP Facility, the availability of funds is determined by a borrowing base based on percentages of eligible receivables and inventory. The unused portion of the Revolving DIP Facility is subject to a

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring (Continued)

  commitment fee of 0.50% per annum. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the "Final DIP Order"), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. On June 30, 2008, the Corporation repaid $74.5 million on the DIP Term Loan. As at March 24, 2009, the Corporation had drawn an aggregate amount of $557.0 million on the DIP Term Loan and Revolving DIP Facility.

  The Revolving DIP Facility and DIP Term Loan are secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World, the U.S. Subsidiaries subject to the U.S. Proceedings and certain subsidiaries in Latin America. The liens are junior to the liens securing the Corporation's syndicated revolving bank facility with Royal Bank of Canada as administrative agent and its equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which were granted prior to the Filing Date, to the extent such liens are valid, perfected and not voidable. The Revolving DIP Facility and DIP Term Loan are also guaranteed by substantially all of the Corporation's direct and indirect North American subsidiaries and Latin American subsidiaries.

  The Revolving DIP Facility and DIP Term Loan mature on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan. The DIP Credit Agreement may be prepaid or accelerated upon the occurrence of an event of default and contains mandatory prepayments of certain amounts including, among other things, the net proceeds of certain asset sales, issuance of certain debt and certain extraordinary receipts.

  The DIP Credit Agreement provides for various restrictions on, among other things, the ability of the Corporation and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of a majority of the Corporation's DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor and/or the Court or the U.S. Bankruptcy Court.

  The DIP Credit Agreement also contains certain restrictive financial covenants such as requirements to maintain a minimum level of consolidated Earnings before Interest, Taxes, Depreciation, Amortization and Restructuring ("EBITDAR"), as defined in the agreement, and minimum liquidity. In addition, under the terms of the DIP Credit Agreement, the Corporation is required to comply with various other terms and conditions. As of December 31, 2008 and up to the date of completion of the consolidated financial statements on March 26, 2009, the Corporation is in compliance with the financial covenants of the DIP Credit Agreement. Although to date the Corporation has been in compliance with such covenants, there can be no assurance that the Corporation will be able to comply with those covenants in the future, particularly given the unknown evolution of the economy and possible additional downward pressures on volumes in North America beyond March 2009. Any such non-compliance would constitute an event of default.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring (Continued)

  Should the Insolvency Proceedings be dismissed or orders granting relief from the stays provided for thereunder be entered, an event of default would also occur under the DIP Credit Agreement. Alternatively, should the Corporation experience a delay in implementing a Plan or Plans prior to July 21, 2009, the Corporation would need to extend the maturity date of the Revolving DIP Facility and DIP Term Loan, or obtain a replacement debtor-in-possession financing.

  If any of the aforementioned events occur, there can be no assurance that sufficient alternative financing would be available, particularly given the current state of the financial markets. Failure to obtain such alternative financing would, in all likelihood, lead to the liquidation of the Applicants' assets.

  Under the Insolvency Proceedings, the amount of funding available for the Corporation's Latin America subsidiaries is limited to $10 million, in addition to a $5 million amount for other subsidiaries that are not Applicants. As of March 24, 2009, substantially all of these amounts were used to fund Latin America and other non-Applicant subsidiaries. The Corporation is considering the future needs of its subsidiaries and will request additional funding flexibility from its creditors, if required.

  Accounting policies applicable to an entity under creditor protection

  As a result of the Insolvency Proceedings, the Corporation is following accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Corporation is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the United States, its guidance, in management's view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

  Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods ending subsequent to the Filing Date distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (Note 3). Cash flows related to reorganization items have been disclosed separately.

  While payments may not be made on liabilities subject to compromise, including long-term debt, interest on debt obligations continues to be recognized. Interest is not a reorganization item. The consolidated balance sheet distinguishes pre-filing liabilities subject to compromise from both pre-filing liabilities that are not subject to compromise and from post-filing liabilities (Note 4). Liabilities that may be affected by the Plan or Plans may be settled for lesser amounts and the resulting adjustments may be material. On September 29, 2008, the Court rendered a Claims Procedure Order setting out, among other matters, the procedure to be followed for submission by creditors of proofs of claims as well as a Claims Bar Date of December 5, 2008.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring (Continued)

  Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings are required to include disclosure of entities in reorganization proceedings, including disclosure of Condensed Combined Financial Information of the entities in the reorganization proceedings, and disclosure of the amount of intercompany receivables and payables therein (Note 5).

  SOP 90-7 has been applied effective January 21, 2008 and for subsequent reporting periods while the Corporation continues to operate under creditor protection.

  The resulting changes in reporting are described in Note 3—Reorganization Items, Note 4—Liabilities Subject to Compromise and Note 5—Condensed Combined Financial Information.

2.     Summary of Significant Accounting Policies

  Changes in Accounting Policies

  Effective January 1, 2008, the Corporation adopted the following Canadian Institute of Chartered Accountants (CICA) Handbook Sections and Emerging Issues Committee (EIC). Changes in accounting policies in conformity with these new accounting standards are as follows:

  (i)
  Capital disclosures

    Section 1535 which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption of this section requires disclosure of information on capital management, which is included in Note 25—Capital and Liquidity Management.

  (ii)
  Financial instruments

    Section 3862, Financial Instruments—Disclosures, and Section 3863, Financial Instruments—Presentation, require additional disclosures relating to financial instruments. The adoption of these sections required disclosure of risks associated with financial instruments to which the Corporation is exposed, including sensitivity analysis and how the Corporation manages those risks. This information is included in Note 24—Financial Instruments.

  (iii)
  Inventories

    Section 3031, Inventories, provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. The main features of the new Section are: measurement of inventories at the lower of cost and net realizable value; guidance on the determination of cost, including allocation of overhead and other costs to inventory; allocation of fixed production overhead based on normal capacity levels; and reversal of previous write downs to net realizable value when there is a subsequent increase in the value of inventories.

    Upon adoption of this new section, in accordance with the transition rules, the Corporation reclassified $32.9 million of spare parts inventories to property, plant and equipment and recorded accumulated depreciation of $25.7 million, with the difference (net of taxes of $4.0 million) being recorded as an adjustment to opening deficit, without restating comparative figures of prior years. The Corporation also remeasured its work in process to

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

    allocate fixed overhead, resulting in an adjustment of $4.3 million to opening deficit. The following is a summary of the adjustments recorded in the consolidated financial statements as at January 1, 2008:

    •
    Decrease of inventory by $28.6 million

    •
    Increase of property, plant and equipment by $7.2 million

    •
    Decrease of future income taxes liabilities by $4.0 million

    •
    Increase of deficit by $17.4 million

  (iv)
  Going Concern

    Section 1400, General standards of financial statement presentation, was amended to include requirements for management to assess an entity's ability to continue as a going concern and provide disclosure upon existence of significant doubt. This amended standard did not affect the Corporation's financial statements, as this assessment and disclosure was already presented.

  Accounting Principles

  (a)
  Principles of consolidation

    The consolidated financial statements include the accounts of the Corporation and all its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

  (b)
  Uses of estimates

    The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Financial results as determined by actual events could differ from those estimates.

    Examples of significant estimates include: key economic assumptions used in determining the allowance for doubtful accounts and some of the amounts accrued for restructuring and other charges; the composition and valuation of future income tax assets; the valuation of contract acquisition costs; the useful life and valuation of property, plant and equipment; actuarial and economic assumptions used in determining pension and postretirement costs, accrued pension and other postretirement benefit obligations and pension plan assets; provisions and contingencies; and the assumptions used in impairment tests on long-lived assets and goodwill.

    The Corporation made assumptions regarding expected revenue growth, maintaining its customer base and achieving costs reductions, in order to estimate the future cash flows expected from the use of its assets. These estimates and assumptions are based on management's best estimates taking into consideration historical experience and other factors including the current economic situation, as well as industry and business environments, which management believes to be reasonable under the circumstances. The Corporation adjusts such

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

    estimates and assumptions when facts and circumstances dictate. The combined impact of the insolvency proceedings described in Note 1, difficult credit markets, volatile equity and foreign currency markets and decreases in customer spending combined to increase the uncertainty inherent in such assumptions and estimates. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the financial statements in future periods. The credit crisis and economic weakness has resulted and may continue to result in decreased revenue, gross margin and earning. In addition, customers' difficulties have resulted in certain cases and could result in the future in increases in bad debt expenses. Continued economic weakness may also result in restructuring actions and associated expenses and in further impairment of long-lived assets.

  (c)
  Foreign currency translation

    The Corporation's functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the U.S. dollar.

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

  (d)
  Revenue recognition

    The Corporation provides a wide variety of print and print-related services to its customers, which usually require that the specifics be agreed upon prior to undertaking the process. Substantially all of the Corporation's revenues are derived from commercial printing related to the production of retail inserts, catalogs, magazines, direct mail, books and directories, as well as other print-related services such as pre-media and logistics services.

    Revenue is principally recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price of the transaction is fixed or determinable, and collectability is reasonably assured.

    Services are sold either stand-alone or together as a multiple deliverables arrangement. Certain deliverables of multiple service arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. These identifiable deliverables include pre-media services, printing and related services and delivery. For arrangements which include multiple deliverables and for which the criteria for recognition as multiple service arrangements are met, the total contract value is allocated to each deliverable based on its relative fair value. Where the criteria are not met, it is recognized as a single unit of accounting, according to revenue recognition criteria stated above.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

    Contract revenue is recognized using the proportional performance method on the basis of output at the pro-rata billing value of work completed. Contract revenues that do not meet the criteria for proportional performance method are recorded when the performance of the agreed services is achieved. The Corporation also performs logistics and distribution services for the delivery of products related to print services for which the revenues are recognized once freight services are performed.

    Revenue is presented in the consolidated statements of income, net of rebates, discounts and amortization of contract acquisition costs. Provisions for estimated losses on existing work in process, if any, are recognized in the period in which the loss is determinable.

  (e)
  Contract acquisition costs

    Contract acquisition costs consist of cash payments, free services, or accruals related to amounts payable or credits owed to customers in connection with long-term agreements. Contract acquisition costs are generally amortized as reductions of revenue ratably over the related contract term or as related sales volumes are recognized. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, the Corporation evaluates the carrying value of the contract acquisition costs to determine whether impairment has occurred. These costs are included in other assets in the consolidated balance sheets.

  (f)
  Cash and cash equivalents

    Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

  (g)
  Inventories

    Raw materials and supplies are measured at the lower of cost, using the first-in, first-out method, and net realizable value. A reversal of previous write-downs to net realizable value is recognized as a reduction in expenses in the period in which the reversal occurs.

    Work-in-progress is measured at the pro-rata billing value for work completed as a result of print services for which revenues have been recognized under the proportional performance method. When the criteria for the proportional performance method have not been met to allow for recognition of revenue, related work in progress is measured as the direct costs incurred and a systematic allocation of variable and fixed production overhead based on normal production capacity.

  (h)
  Property, plant and equipment

    Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation, testing costs and interest incurred with respect to property, plant and equipment until they are ready for commercial production.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

    Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Assets	Estimated useful lives
Buildings	15 to 40 years
Machinery and equipment, including spare parts	3 to 18 years
Leasehold improvements	Lesser of the term of the lease or useful life
  (i)
  Goodwill

    Goodwill is tested for impairment annually for all of the Corporation's reporting units, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment, if any.

    When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statement of income.

  (j)
  Income taxes

    The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

    Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

    In the course of the Corporation's operations, there are a number of uncertain tax positions due to the complexity of certain transactions and the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Corporation recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability will be extinguished.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

  (k)
  Stock-based compensation plans

    The Corporation uses the fair value based method of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Corporation bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. When stock options are exercised, capital stock is credited by the sum of the consideration paid by the employee, together with the related portion previously recorded in contributed surplus.

    For the employee share plans, the Corporation's contribution on the employee's behalf is recognized as compensation expense. The contribution paid by the employee on the purchase of stock is recorded as an increase to capital stock.

    Deferred Stock Units ("DSUs") were recognized in compensation expense and accrued liabilities as they were awarded. DSUs are remeasured at each reporting period, until settlement, using the trading price of the Subordinate Voting Shares.

  (l)
  Financial instruments

    Financial instruments are initially recognized at fair value and classified at inception as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Subsequently, financial instruments are measured in accordance with the measurement provision of the category to which they have been initially classified. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of an investment in an equity instrument that does not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

    The Corporation has classified its restricted and unrestricted cash and cash equivalents as held for trading. Accounts receivable, deposits, loans and other long-term receivables included in other assets were classified as loans and receivables. All of the Corporation's financial liabilities are classified as other financial liabilities.

    Derivative instruments are recorded at fair value, including those derivatives that are non-financial contracts that can be settled net in cash or with another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments and embedded in financial contracts that are not closely related to the underlying host. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated as cash flow hedges for which hedge accounting is used.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

    The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates, and commodity pricing. The Corporation does not hold or use any derivative instruments for speculative purposes. The Corporation documents all designated hedging relationships and assesses the effectiveness of the relationship at inception and on an ongoing basis at least quarterly.

    For derivatives designated as fair value hedges, such as certain cross currency interest rate swaps, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the hedged item using the effective interest rate method.

    For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts, the effective portion of a hedge is reported in other comprehensive income and recognized in income in the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income.

    Prior to 2007, under hedge accounting, derivatives designated as qualified hedges were not recognized until the corresponding hedged transaction affected net income. Derivative instruments that were ineffective in a hedging relationship or that were not designated as a hedge were reported on a marked-to-market basis in the consolidated financial statements. Any changes in the fair values of these derivative instruments were recorded in income. Also prior to 2007, realized and unrealized gains or losses associated with derivative instruments previously designated as hedges that had been terminated or had ceased to be effective prior to maturity were deferred as non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or had matured prior to the termination of the related derivative instrument, any realized or unrealized gains or losses on related derivative hedging instruments were recognized in income.

  (m)
  Employee future benefits

  (i)
  Pension plans

      Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service, which incorporates management's best estimate of the future salary levels, other cost escalations, retirement ages of employees and other actuarial factors.

      The initial net transition asset, prior service costs and amendments are amortized on a straight-line basis over the expected average remaining service lives of the active employees covered by the plans, which ranges from approximately 11 to 14 years. Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

      the benefit obligation or fair value of plan assets are amortized over the expected average remaining service life of active employees covered by the plans.

      For the purpose of calculating the expected return on plan assets, those assets are valued at market-related value, based on a combination of rigorous historical performance analysis and the forward- looking views of the financial markets as revealed through the yield on long-term bonds and the price-to-earnings ratios of the major stock market indices. When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

      The Corporation also participates in a number of multiemployer defined benefit pension plans covering approximately 3,500 employees. These multiemployer plans are accounted for following the standards on defined contribution plans as the Corporation has insufficient information to apply defined benefit plan accounting.

    (ii)
    Other postretirement benefits

      The Corporation determines the cost of other postretirement benefits using the accrued benefit method. These benefits, which are funded by the Corporation as they become due, include life insurance programs and medical benefits. The Corporation amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service lives of active employees covered by the plans, which ranges from approximately 5 to 15 years.

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

  (o)
  Impairment of long-lived assets

    The Corporation re-assesses the recoverability of its long-lived assets whenever there is a significant change in circumstances or a material event occurs that may indicate that the carrying amount of an asset is not recoverable, such as a material change in any of: the current or projected operating results, the use of the assets, the strategic direction of the businesses, the market value of the assets or industry and economic trends. If management believes that the assets may not be recoverable based on one or more of these material changes, the assets are reviewed for impairment based on the expected undiscounted future cash flows from the use of the assets and their eventual disposition. Impairment testing is performed at the lowest level of an asset group at which identifiable cash flows are largely independent, which is generally at the individual plant level. If the carrying value of an asset or a group of assets exceeds the expected undiscounted future cash flows, an impairment charge is recorded based on the amount by which the carrying value of the asset or group of

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

    assets exceeds its fair value. Fair value is determined using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach).

  (p)
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

  (q)
  Comprehensive income

    Comprehensive income is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders' equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, cash flow hedges for which hedge accounting is used, and changes in translation adjustment of self-sustaining foreign operations.

  (r)
  Comparative figures

    Certain comparative figures have been reclassified to conform to the current year presentation.

  (s)
  Future changes in accounting standards

  (i)
  Goodwill and intangible assets

      In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets". The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards ("IFRS"). This standard is effective for the Corporation for the first quarter of 2009. The Corporation is currently assessing the impact of the adoption of this new section on its financial statements.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

2.     Summary of Significant Accounting Policies (Continued)

    (ii)
    IFRS

      The Canadian Accounting Standards Board requires all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

    (iii)
    Business Combinations, consolidated financial statements and non-controlling interests

      The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. The Corporation is in the process of evaluating the requirements of the new standards.

      Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3—Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.

      Sections 1601 and 1602 together replace 1600—Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

      Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27—Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

    (iv)
    Credit risk and the fair value of financial assets and financial liabilities

      On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Corporation took into consideration such credit risks in determining the fair value of its financial assets and financial liabilities as of December 31, 2008. Therefore, this change will not have any impact on the Corporation's financial statements in 2009.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

3.     Reorganization Items

  Reorganization items represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The cash outflow related to reorganization and restructuring items since the Filing Date amounted to $66.6 million and related primarily to professional fees. The following outlines amounts that have been included in the Consolidated Statement of Income (loss):

	Note	2008
Amortization of financing costs		$15.1
Amortization of embedded derivatives and hedges interest rate risk	7	(11.2)
Repudiated contracts		12.9
Professional fees		69.0
Other expenses		23.7
Interest income on accumulated cash		(3.6)

		$105.9

4.     Liabilities Subject to Compromise

  Liabilities Subject to Compromise ("LSTC") refers to liabilities incurred prior to the Filing Date that may be dealt with as affected claims against the Corporation, of any kind or nature arising prior to January 21, 2008 ("Affected Claims"), under a Plan or Plans in the Insolvency Proceedings, as well as claims arising on or after January 21, 2008, further to the repudiation, termination or restructuring of any contract, lease, employment agreement or other agreement ("Restructuring Claims").

  The Corporation is currently in the process of reviewing the LSTC amounts shown in the table below and reconciling these amounts to the substantial number and quantum of claims that have been filed in the Insolvency Proceedings. The amount recorded in the consolidated financial statements as LSTC represents management's estimate of the likely claim amount that will be allowed by the Court or the U.S. Bankruptcy Court. Such estimates have been made prior to any ruling on the individual claims by the Court or the U.S. Bankruptcy Court and are based on the review of the claimants' supporting material, obligations to mitigate such claims, and assessments by management and third party advisors.

  These estimates, although based on the best available information, will change due to negotiations with claimants, as well as further repudiation, termination or restructuring of contracts, leases and other arrangements, in addition to the determination as to the value of any collateral securing claims or other events, all of which will be under the ultimate supervision of the Monitor and rulings of the Court or the U.S. Bankruptcy Court. It is possible that items not currently considered as LSTC in these consolidated financial statements will be added or reclassified to this category of liabilities at a later date. It is also possible that items currently classified as LSTC will be reclassified out of this category should they be proven to be fully secured. Any additions or adjustments to this category of liabilities may be material and, depending on their nature, may be

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

4.     Liabilities Subject to Compromise (Continued)

  recorded as a reorganization adjustment. The Plan or Plans will determine how a particular class of affected claims will be settled, including payment terms, if applicable.

  The amounts below are management's estimate of the LSTC as of December 31, 2008:

	Note
Trade payables and accrued liabilities		$318.5
Income and other taxes payable		34.8
Litigation and other reserves		20.5
Long-term debt	18	2,293.8
Derivative financial instruments		31.5
Post-filing interest		183.4

Total Liabilities subject to compromise		$2,882.5

  The consolidated financial statements do not include intercompany liabilities of $2,436.6 million (Note 5) as these are eliminated in the preparation of the consolidated financial statements. However, depending on the ultimate determination and approval of a Plan or Plans, certain of these liabilities, including amounts between entities that have not filed for bankruptcy relief under Insolvency Proceedings and those that have filed, may be subject to compromise and these amounts may be material.

  The Corporation continues to accrue for interest on debt that is subject to compromise. Since the commencement of the Insolvency Proceedings, no interest has been paid on debt of the Corporation that is subject to compromise.

  Claims Procedure

  On September 29, 2008, the Court authorized the Corporation to conduct a claims procedure for the identification, resolution and barring of claims against Quebecor World. The Canadian claims procedure contemplates that any person with any Affected Claim, or any Restructuring Claim, with the exception of certain excluded claims, was to file its claim with the Monitor on or prior to December 5, 2008 (the "Claims Bar Date") or no later than the 30th day following the receipt of a written notice advising such creditor to file a Proof of Claim in relation to a Restructuring Claim.

  On September 29, 2008, concurrently with the order rendered by the Court with respect to the Canadian claims procedure, the U.S. Bankruptcy Court authorized the U.S. Subsidiaries to conduct a claims procedure setting December 5, 2008 as the bar date by which all creditors of the U.S. Subsidiaries were to file proofs of their respective claims and interests against the U.S. Subsidiaries.

  Similar to the Canadian Proceedings, the U.S. Bankruptcy Court also set forth procedures by which the U.S. Subsidiaries may establish subsequent bar dates for the filing of Proofs of Claim by newly discovered creditors, existing creditors to the extent the U.S. Subsidiaries amend or modify the claims by amendments to their previously filed Scheduled Amounts, and counterparties on

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

4.     Liabilities Subject to Compromise (Continued)

  account of damages arising as a result of the U.S. Subsidiaries subsequently rejecting contracts, leases or other arrangements.

  The total amount of such claims filed exceeds the amount recorded in these consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

  As set out in the Canadian and U.S. Claims Procedure Orders, certain claims have been excluded from the claims process ("Excluded Claims") and do not have to be proven at this stage of the CCAA and Chapter 11 proceedings, as they are not currently LSTC, including:

  I.
  claims for goods and services provided on or after January 21, 2008;

  II.
  intercompany claims meaning claims against Quebecor World by any subsidiary of Quebecor World;

  III.
  claims of the beneficiaries of the CCAA Charges in relation to such charges;

  IV.
  claims of Canadian Imperial Bank of Commerce as beneficiary of the Cash Collateral in relation to such Cash Collateral and in its capacity as provider of the CIBC Banking Services;

  V.
  claims of current employees in respect of duly earned and owing salary, commissions, vacation pay, severance, sick leave, and reimbursement obligations in connection with health, dental, vision, or other insurance or expense reimbursement programs owing or accrued as of January 21, 2008; and

  VI.
  claims of any current officers, directors and employees of the Corporation for indemnification and/or contribution from such officer's, director's or employee's service to the Corporation.

  Claims Assessment

  As of March 11, 2009, a total of 10,302 claims ("Total Claims") have been received, of which 1,114 were filed against Quebecor World and 9,188 were filed against the U.S. Subsidiaries. The Total Claims amount to $48.9 billion.

  The Claims Procedure Order required creditors to file a separate Proof of Claim against each of the Applicants which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is where a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant's debt. Another situation that gives rise to duplication is where one or more of the Applicants have guaranteed another applicant's indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Corporation believes these multiple or duplicate claims amount to $42.8 billion.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

4.     Liabilities Subject to Compromise (Continued)

  The Total Claims filed less duplicate or multiple claims and other Excluded Claims amount to approximately $3.7 billion. Of this amount, the Corporation has recorded $2.7 billion (excluding post-filing interest) as LSTC, on the consolidated balance sheet as of December 31, 2008.

  The difference between the recorded LSTC and the amount of Total Claims filed less duplicate or multiple claims and Excluded Claims, amounts to $1.0 billion and continues to be investigated. The Corporation believes it is unlikely that any of these claims, or un-accrued portion thereof, will be allowed by the Court or the U.S. Bankruptcy Court. However, it is not possible at this time to estimate the quantum of the claims that will ultimately be allowed by the Court or the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount recorded as of December 31, 2008 given the magnitude of the claims asserted. As a result, it is possible that adjustments to LSTC may be material and, depending on their nature, may be recorded as a reorganization expense/income in the consolidated financial statements in future periods. The Plan or Plans will determine how a particular class of affected claims will be settled, including payment terms, if applicable.

5.     Condensed Combined Financial Information

  As stated in Note 1, consolidated financial statements should provide disclosure of condensed combined financial information of the Applicants. Presented below is the condensed combined financial information of the Applicants as at and for the year ended December 31, 2008.

  Entities in Insolvency Proceedings exclude Latin American operations and excluded the European operations before their disposals (Note 9).

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

5.     Condensed Combined Financial Information (Continued)

  Condensed Combined Statements of Loss
  Year ended December 31, 2008

Entities in Insolvency Proceedings
Operating revenues	$3,723.0
Operating expenses:
Cost of sales	3,308.6
Selling, general and administrative	333.7
Impairment of assets, restructuring and other charges	238.5
Goodwill impairment charge	341.1

4,221.9

Operating loss	(498.9)
Financial expenses	516.1
Dividends on preferred shares classified as liability	5.2
Reorganization items	105.9

Loss from continuing operations before income taxes	(1,126.1)
Income taxes	(47.1)

Net income (loss) from continuing operations	(1,079.0)
Net loss from discontinued operations (net of tax)	(685.3)

Net loss	$(1,764.3)

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

5.     Condensed Combined Financial Information (Continued)

  Condensed Combined Statement of Cash Flows
  Year ended December 31, 2008

Entities in Insolvency Proceedings
Cash flows provided by operating activities	$(58.6)
Cash flows from financing activities:
Issuance of DIP Term Loan, net of issuance costs	556.5
Repayment of DIP Term Loan	(74.5)
Net borrowing under revolving DIP Facility	51.9
Repayments of long-term debt	(21.3)
Net borrowings under revolving bank facility	77.0
Net change in secured financing	(15.0)
Repayment of North American securitization program subsequent to Insolvency Proceedings	(413.0)

Cash flows provided by financing activities	161.6
Cash flows from investing activities:
Net proceeds from business disposals, net of cash and cash equivalents	76.1
Additions to property, plant and equipment	(92.7)
Net proceeds from disposal of assets	24.8
Restricted cash related to Insolvency Proceedings	(43.9)

Cash flows used in investing activities	(35.7)
Effect of foreign currency	103.1

Net change in cash and cash equivalents	170.4
Cash and cash equivalents, beginning of year	0.4

Cash and cash equivalents, end of year	$170.8

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

5.     Condensed Combined Financial Information (Continued)

  Condensed Combined Balance Sheet
  December 31, 2008

Entities in Insolvency Proceedings
Assets
Current assets	$1,029.8
Property, plant and equipment	1,062.6
Restricted cash	40.6
Other assets	318.4

Total assets	$2,451.4

Liabilities and Shareholders' deficit
Other current liabilities	$389.8
Current portion of long-term debt	582.0
Liabilities subject to compromise	2,882.5
Intercompany payables subject to compromise(a)	2,436.6

Total current liabilities	6,290.9
Long-term debt	53.6
Other liabilities	221.4
Future income taxes	38.9
Preferred shares	35.1
Shareholders' deficit	(4,188.5)

Total liabilities and shareholders' deficit	$2,451.4

(a)
Intercompany receivables and payables, subject to elimination upon consolidation, are disclosed on a net basis and are recorded at their face value.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

6.     Impairment of Assets, Restructuring and Other Charges

  The following table details the charge for impairment of assets, restructuring and other charges:

	Note	2008	2007	2006
Impairment of assets		$183.4	$188.0	$31.0
Restructuring and other charges		50.0	30.8	33.3
Pension settlements and curtailments	28	0.4	4.8	1.9
Pension multiemployer plans settlement	28	8.3	—	—

		$242.1	$223.6	$66.2

  a)
  Impairment of assets

    Assessing the impairment of long-lived assets requires the Corporation to make important estimates and assumptions including, but not limited to, the expected futures cash flows that the assets will generate, how the assets will be used based on the strategic direction of business, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the current economy on customer demand and selling prices, the cost of production, the limited activity on secondary markets for our assets and the cost of capital. Given the current economic weakness, there is a significant risk that customer demand and pricing will be lower than expected. Although we believe our estimates of undiscounted future cash flows, for impairment testing purposes, and of fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates, particularly given the deterioration in the global economy, and actual results may trigger additional asset impairment charges in the future.

                2008

    During the first three quarters of 2008, the Corporation recorded impairment charges related to long-lived assets in North America totaling $16.7 million on certain machinery and equipment, largely resulting from the change in use of these assets.

    In the fourth quarter of 2008, the Corporation updated its 5-year business plan and impairment tests on specific components of long-lived assets were triggered due to industry overcapacity and economic market conditions, which resulted in downward pressure on both volumes and prices of printing services in North America. As a result, the Corporation concluded that the carrying amount of certain long-lived assets was not fully recoverable and non-cash asset impairment charges of $161.8 million in North America were recorded to write down the value of the long-lived assets to their estimated fair value. The impairment charge is mainly related to machinery and equipment.

    During the year 2008, the Corporation recorded a net loss on financial assets of $4.9 million ($16.0 million in 2007 and nil in 2006).

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

6.     Impairment of Assets, Restructuring and Other Charges (Continued)

                2007

    During the first three quarters of 2007, impairment tests were triggered in North America, as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities and the Corporation recorded impairment charges of $71.7 million mainly on machinery and equipment.

    In the fourth quarter of 2007, the Corporation completed its 2008 budget and impairment tests on specific components were triggered due to industry conditions, namely continued price pressure and volume declines. As a result, the Corporation concluded that the carrying amount of certain long-lived assets was not fully recoverable and non-cash asset impairment charges of $99.3 million in North America and $1.0 million in Latin America were recorded to write down the value of the long-lived assets to the estimated fair value. The impairment charge was mainly related to machinery and equipment.

                2006

    Following impairment tests on specific units, the Corporation concluded that some assets were impaired. Accordingly, the Corporation recorded impairment and accelerated depreciation of $31.0 million, mainly on machinery and equipment related to facilities in North America and Latin America included in the restructuring initiatives.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

6.     Impairment of Assets, Restructuring and Other Charges (Continued)

  b)
  Restructuring and other charges

    The following table details the Corporation's restructuring and other charges and the change in the reserve for restructuring and other charges included in trade payables and accrued liabilities:

	2008 Initiatives	2008 Prior Year Initiatives	2008 Total	2007 Initiatives	2007 Prior Year Initiatives	2007 Total	2006 Total
Expenses
Workforce reduction	$39.2	$9.3	$48.5	$10.8	$0.4	$11.2	$23.7
Leases and carrying costs for closed facilities	7.2	4.4	11.6	11.0	11.8	22.8	10.7

	46.4	13.7	60.1	21.8	12.2	34.0	34.4

Underspending
Workforce reduction	—	(1.2)	(1.2)	—	(3.2)	(3.2)	(0.7)
Leases and carrying costs for closed facilities	—	(0.6)	(0.6)	—	—	—	(0.4)

	—	(1.8)	(1.8)	—	(3.2)	(3.2)	(1.1)

Total expenses	46.4	11.9	58.3	21.8	9.0	30.8	33.3

Business disposals	—	(7.9)	(7.9)	—	(17.7)	(17.7)	9.7
Payments
Workforce reduction	(25.2)	(4.8)	(30.0)	(8.2)	(10.7)	(18.9)	(10.8)
Leases and carrying costs for closed facilities	(6.3)	(4.5)	(10.8)	(10.9)	(13.3)	(24.2)	(12.3)

	(31.5)	(9.3)	(40.8)	(19.1)	(24.0)	(43.1)	(23.1)

Net change	14.9	(5.3)	9.6	2.7	(32.7)	(30.0)	19.9
Foreign currency changes	(0.4)	(0.3)	(0.7)	(0.1)	0.2	0.1	—
Balance, beginning of year	—	17.0	17.0	—	46.9	46.9	27.0

Balance, end of year	$14.5	$11.4	$25.9	$2.6	$14.4	$17.0	$46.9

                2008 restructuring initiatives

    In 2008, the restructuring initiatives were related to the closure or downsizing of various facilities, mainly in the North American segment: the closure of the North Haven, CT facility (Publishing Services group); the closure of the Islington, ON facility (Canada group); the closure of the Magog, QC facility (Canada group); and a significant downsizing of the Aurora/Richmond Hill, ON facilities (Canada group). There were also various headcount reductions across the Corporation. The total expected cost amounted to $52.3 million, of which $40.0 million was related to workforce reductions, and $12.3 million for leases and

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

6.     Impairment of Assets, Restructuring and Other Charges (Continued)

    carrying costs for closed facilities ($51.0 million in North America, $1.0 million in Latin America and $0.3 million in Other). These initiatives are expected to be completed by the end of 2009 for an additional cost of $0.8 million in workforce reduction and $5.1 million in leases and carrying costs for closed facilities.

    As at December 31, 2008, the restructuring reserve balance was $25.9 million, of which $9.5 million is presented as liabilities subject to compromise (Note 4). The total cash disbursement related to this reserve, excluding amounts subject to compromise, is expected to be $15.9 million in 2009. Finally, the Corporation expects to record a charge of $5.9 million in 2009 for the restructuring initiatives that had already been announced as at December 31, 2008.

                Prior years restructuring initiatives

      During the fourth quarter of 2008, the Corporation recorded $8.3 million for a pension obligation related to a multiemployer benefit plan. This pension charge is related to 2006 and 2007 restructuring initiatives for the closure of the Brookfield, Wisconsin facility (Publishing Services group), the closure of printing and binding facilities in Illinois (Marketing Solution group) and a workforce reduction in the Premedia group.

                        2007 restructuring initiatives

      In 2007, the restructuring initiatives were related to the closure or downsizing of various facilities, mainly in the North American segment: the closure of the Lincoln, NE facility (Publishing Services group); the closure of the Phoenix, AZ facility (Marketing Solution group); the closure of the Vancouver, BC facility (Canada group) and the closure of the Sao Paulo facility (Latin America). There were also various headcount reductions across the Corporation. Management expects those initiatives to be completed by the end of 2009 and supplemental costs of $1.0 million to be incurred in 2009 for leases and closed facilities in North America.

                        2006 restructuring initiatives

      The 2006 restructuring initiatives were related to the closure or downsizing of various facilities, mainly in North America: the closure of a facility in Quebec (Canada group); the closure of printing and binding facilities in Illinois, both in the Marketing Solution group; the closure of the Kingsport, Tennessee facility, the closure of Red Bank, Ohio and the Brookfield, Wisconsin facilities all part of the Publishing Solution. There were also various headcount reductions across the Corporation.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

7.     Financial Expenses

	Note	2008	2007	2006
Interest expenses (a)		$243.4	$181.4	$151.6
Bank and other charges		10.5	11.6	6.0
Amortization of financing costs		58.1	6.6	2.9
Net loss (gain) on foreign exchange		127.7	(119.3)	(44.7)
Derivative financial instruments (b)		(21.2)	101.0	32.7
Prepayment premium on the early redemption of debts		—	53.1	—
Exchange loss from reductions of net investments in self-sustaining foreign operations		—	—	2.5

		418.5	234.4	151.0
Interest capitalized to the cost of equipment		(2.3)	(5.7)	(16.6)

		$416.2	$228.7	$134.4

Portion included in discontinued operations	9	6.3	49.8	20.4

		$409.9	$178.9	$114.0

(a)
Interest expenses include interest on long-term debt, convertible notes, secured financing and long-term debt that is subject to compromise. Interest on DIP financing amounted to $45.2 million for 2008 (nil for 2007 and 2006).

(b)
During the year, the Corporation reclassified a net gain of $8.2 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period. A net gain of $33.7 million was recorded during the year (a net loss of $76.0 million in 2007 and a net loss of $32.6 million in 2006) on derivative financial instruments for which hedge accounting was not used and embedded derivatives not closely related to their host contracts of which $11.2 million is presented as Reorganization items (Note 3).

8.     Income Taxes

  The domestic and foreign components of income (loss) from continuing operations, before income taxes, are as follows:

	2008	2007	2006
Domestic	$(339.2)	$(133.6)	$(48.3)
Foreign	(644.0)	(1,942.3)	129.9

	$(983.2)	$(2,075.9)	$81.6

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

8.     Income Taxes (Continued)

  Total income tax was allocated as follows:

	Note	2008	2007	2006
Continuing operations		$(39.3)	$(238.2)	$(38.0)
Discontinued operations	9	(3.4)	(12.0)	1.4
Shareholders' equity (deficit):
Other comprehensive income		0.3	9.0	(1.3)
Dividends on preferred shares		—	2.6	3.0

		$(42.4)	$(238.6)	$(34.9)

  Income tax expense (recovery) attributable to income consists of:

	2008	2007	2006
Current:
Domestic	$(2.4)	$1.4	$2.1
Foreign	19.5	4.2	(40.9)

	17.1	5.6	(38.8)
Portion included in discontinued operations	(0.8)	(0.2)	(0.1)

	16.3	5.4	(38.9)
Future:
Domestic	(1.3)	(25.1)	(25.3)
Foreign	(58.5)	(230.7)	27.5

	(59.8)	(255.8)	2.2
Portion included in discontinued operations	4.2	12.2	(1.3)

	(55.6)	(243.6)	0.9

Total from continuing operations	$(39.3)	$(238.2)	$(38.0)

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

8.     Income Taxes (Continued)

  The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Corporation in the determination of net income (loss) from continuing operations:

	2008	2007	2006
Domestic statutory tax rate	31.1%	33.1%	33.1%
Increase (reduction) resulting from:
Change in valuation allowance	(15.1)	(1.5)	10.5
Effect of foreign tax rate differences	9.9	7.5	(77.6)
Permanent differences	(9.3)	0.5	1.0
Changes in enacted and average tax rates on cumulative temporary differences	—	—	(2.4)
Goodwill impairment	(11.6)	(29.2)	—
Other	(1.0)	1.1	(11.2)

Effective tax rate	4.0%	11.5%	(46.6)%

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

8.     Income Taxes (Continued)

  The tax effects of significant items comprising the Corporation's net future tax liability are as follows:

	2008	2007
Future income tax assets:
Operating loss carryforwards	$312.4	$464.0
Tax credit carryforwards	17.3	14.7
Accounts receivable	15.4	17.8
Goodwill and other assets	26.1	22.8
Pension, postretirement and workers compensation benefits	29.4	18.5
Not deductible provision	25.1	50.9
Interest limitation	57.1	53.7
Other	30.5	13.0

	513.3	655.4

Future income tax liabilities:
Property, plant and equipment	(144.5)	(265.6)
Inventories	(17.3)	(24.1)

	(161.8)	(289.7)

Valuation allowance	(375.3)	(459.1)

Net future income tax liabilities	(23.8)	(93.4)
Current portion of:
Future income tax assets	13.9	28.6
Future income tax liabilities	(0.4)	(1.0)
Long term portion of:
Future income tax assets	5.8	11.2
Future income tax liabilities	(43.1)	(132.2)

Future income tax liabilities, net	$(23.8)	$(93.4)

  The 2008 and 2007 amounts above include a valuation allowance of $375.3 million and $459.1 million, respectively, relating to loss carryforwards and other tax benefits since their realization is not more likely than not. The net change in total valuation allowance for the year ended December 31, 2008 is mainly explained by $326.8 million as a consequence of the disposal of European operations, partly offset by $148.3 million on losses from operations in North America and $113.3 million on the loss on business disposal included in loss from discontinued operations. The higher valuation allowance for the year ended December 31, 2007 was mainly explained by $102.1 million on losses from operations.

  Any subsequent recognition of the tax benefits resulting from a reduction in the valuation allowance for future tax assets as of December 31, 2008 will be recorded as a reduction of income tax expense.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

8.     Income Taxes (Continued)

  At December 31, 2008, the Corporation had net business operating loss carryforwards for income tax purposes of $1,269.5 million, of which $300.0 million can be carried forward indefinitely, and $969.5 million expire between 2009 and 2028. The net business operating loss carryforwards includes an amount of $246.3 million which is subject to recapture should a reevaluation occur on the investment in European procurement and financing activities. In addition, the net business operating loss carryforwards include an amount of $659.5 million in foreign entities for which it is more likely than not that it will not be used before the expiration date. At December 31, 2008, the Corporation had capital loss carryforwards for income tax purposes of $283.4 million which can be carried forward indefinitely.

  In the United States, the Corporation had State net operating loss and State tax credit carryforwards net of federal tax benefits of approximately $41.3 million and $13.9 million, respectively. These loss and tax credit carryforwards expire between 2009 and 2028. Limitations on the utilization of these tax assets may apply and the Corporation has accordingly recorded a valuation allowance in the amount of $48.0 million.

  The Corporation has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years, because the Corporation currently does not expect those unremitted earnings to reverse and become taxable to the Corporation in the foreseeable future. Future income taxes will be recognized when the Corporation expects that it will repatriate these undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time.

9.     Discontinued Operations and Other Disposals

  (a)
  Discontinued operations

    On June 26, 2008, the Corporation sold its European operations to a subsidiary of HHBV, renamed CirclePrinters Holding B.V. The total consideration for the Corporation was €52.2 million ($82.1 million) in cash and a €21.5 million five-year note bearing interest at 7% per year, which is carried in other assets at its fair value of €14.1 million ($22.3 million). The net cash proceeds were mainly used by the Corporation to repay the DIP Term Loan. This transaction resulted in a loss on disposal of $653.3 million, including the cumulative translation adjustment impact, and is presented as part of the net loss from discontinued operations.

    On January 28, 2008, the Corporation abandoned its UK subsidiary, QWP, based in Corby, and placed it into administration. As a result, the Corporation ceased to have control or significant influence over QWP as the ability to determine strategic, operating, investing and financing policies was transferred to the administrators. The administrators ceased to operate QWP on February 15, 2008, and all of QWP's long-lived assets, primarily buildings and machinery and equipment, started to be liquidated by the administrators. The Corporation is considered an unsecured creditor regarding its intercompany receivable of $28.0 million from QWP and, as of December 31, 2008, the Corporation has written down the receivable to the estimated recoverable amount of $3.0 million, presented in current other assets. As a result,

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

9.     Discontinued Operations and Other Disposals (Continued)

    the Corporation recorded a net loss from discontinued operations of $32.0 million (including the write-down of an intercompany receivable).

    In 2007, the Corporation sold its investments in two facilities of its French operations for nominal cash consideration resulting in a net loss on disposal of $12.7 million, included within the discontinued operations.

                Summary of discontinued operations

	Note	2008	2007	2006
Operating revenues		$485.8	$1,033.7	$1,025.4
Operating expenses:
Cost of sales		473.2	997.5	973.0
Selling, general and administrative		37.0	78.9	68.0
Securitization fees	11	—	7.8	6.4
Impairment of assets, restructuring and other charges		2.8	96.0	45.1
Goodwill impairment charge	15	—	166.0	—

		513.0	1,346.2	1,092.5
Operating loss		(27.2)	(312.5)	(67.1)
Financial expenses	7	6.3	49.8	20.4

Net loss before income taxes and loss on business disposals		(33.5)	(362.3)	(87.5)
Income taxes	8	(3.4)	(12.0)	2.0

Net loss before loss on business disposals		(30.1)	(350.3)	(89.5)
Loss on business disposals, net of tax		(685.3)	(12.7)	(1.0)

Net loss from discontinued operations		$(715.4)	$(363.0)	$(90.5)

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

9.     Discontinued Operations and Other Disposals (Continued)

                Summary of assets and liabilities sold and abandoned

December 31, 2008
Assets sold and abandoned:
Cash and cash equivalents	$32.6
Non-cash operating working capital	135.5
Property, plant and equipment	482.8
Other assets	5.2
Liabilities sold and abandoned:
Secured financing	98.0
Long-term debt	14.3
Other liabilities	28.1
Future income taxes	5.4

Net assets	$510.3

Effect of cumulative translation adjustment	$273.3
Proceeds:
Cash	$82.1
Note receivable	22.3
Transaction fees	(6.1)

$98.3

Net loss on business disposals and other	$685.3

  (b)
  Other disposals

    On November 20, 2008, the Corporation sold its interest in TEJ Quebecor Printing Limited which operates a printing facility located in India. The transaction resulted in a total net consideration paid to the Corporation of $0.1 million, and a gain on disposal of $0.7 million, including the impact from the cumulative translation adjustment of $0.4 million.

    No other significant disposals occurred in 2007 and 2006.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

10.   Earnings (Loss) Per Share

  The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

	2008	2007	2006
Net income (loss) from continuing operations	$(943.9)	$(1,837.4)	$118.8
Net income allocated to holders of preferred shares	17.4	22.2	34.0

Income (loss) from continuing operations available to holders of equity shares	$(961.3)	$(1,859.6)	$84.8

(In millions)
Weighted-average number of equity shares outstanding	182.6	131.9	131.4
Earnings (loss) per share:
Basic and diluted	$(5.26)	$(14.10)	$0.65

  For the purpose of calculating diluted earnings (loss) per share, the effects of the convertible notes (redeemed in June 2007) and the effects of all stock options were excluded, since their inclusion was anti-dilutive for 2008, 2007 and 2006.

11.   Sales of Accounts Receivable

  As of December 31, 2007, the North American securitization program did not meet certain criteria under accounting standards to achieve sale treatment. Therefore the amount outstanding of $428.0 million was presented as secured financing. The accounts receivable under the program served to secure the financing. When the program ceased to qualify as a sale of assets under accounting standards, fees payable under the program were thereafter recorded as interest expense in the consolidated statement of income. Following the filing under creditor protection, the North American program was reimbursed in its entirety and, on January 23, 2008 the North American program was terminated.

  As at December 31, 2007, the Corporation had sold accounts receivable of EUR27.7 million ($40.7 million) under its European factoring program (the "Factoring program"). The factoring program did not meet certain criteria under accounting standards to achieve sale treatment. Accordingly, the funds received under this program were presented as secured financing for an aggregate amount of EUR23.4 million ($34.5 million). The Corporation has ceased to participate in the Factoring program further to the sale of its European operations.

  The proceeds from revolving sales between the securitization trusts and the Corporation in 2008 were nil ($3.1 billion in 2007).

12.   Related Party Transactions

  Quebecor Inc. ("Quebecor"), directly and through a wholly-owned subsidiary, holds 75.1% of the outstanding voting interests in Quebecor World. Quebecor had the power to determine many

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

12.   Related Party Transactions (Continued)

  matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. However, the Court has exempted Quebecor World from the requirement to hold an annual meeting of shareholders until such time as the Corporation emerges from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to Quebecor World's organizational documents would require Court approval. Consequently, even though Quebecor currently holds 75.1% of the Corporation's outstanding voting interests, it is unlikely that Quebecor will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Corporation.

  In addition, subsequent to the resignation of four Quebecor Inc. Directors from the Board of Directors of Quebecor World Inc. on December 17, 2008, Quebecor no longer has significant influence over the affairs of Quebecor World and therefore is no longer a related party as defined under GAAP. Accordingly all transactions between Quebecor and the Corporation subsequent to that event are considered third party transactions.

  The Corporation entered into the following transactions, which were concluded and accounted for at the exchange amount with the majority shareholder and its subsidiaries:

	2008	2007	2006
Companies then under common control:
Revenues	$41.8	$56.3	$66.3
Selling, general and administrative expenses	20.4	25.0	13.6
Management fees billed by Quebecor Inc.	—	5.0	4.8

  During the financial year ended December 31, 2008, the Corporation has done business with Quebecor Inc. and its subsidiaries (the "Quebecor Group"). The Corporation is currently involved in certain disputes with Quebecor Media Inc., a subsidiary of Quebecor Inc., and certain other companies within the Quebecor group, regarding certain transactions that occurred in 2008 and prior years.

  On October 1, 2008, as part of our review of contracts the Corporation repudiated a 10 year manufacturing agreement with subsidiaries of Quebecor Media Inc. that was entered during October of 2007 for the printing of directories.

  As part of the Canadian claims procedure, the Corporation has received claims from Quebecor Group, including a claim related to the repudiation indicated above. These claims were analyzed as part of the claims process described in Note 4.

  During the second quarter of 2008, the Corporation acquired all rights, title and interest to an aircraft previously leased by the Corporation from a third party and subsequently sold it to a wholly-owned subsidiary of Quebecor Media Inc. The transaction was concluded at fair value based on two independent appraisals; the Corporation received a cash consideration of $20.3 million, resulting in a gain on disposal of $9.9 million recorded in selling general and administrative expenses.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

12.   Related Party Transactions (Continued)

  In October 2007, the Corporation sold its participation in Nurun Inc. to Quebecor Media Inc., both companies then under common control, for a cash consideration of CA$1.7 million ($1.7 million), resulting in a gain of CA$1.2 million ($1.2 million). The transaction was realized at fair value.

  In October 2007, the Corporation sold a property to a company then under common control, Quebecor Media Inc., for consideration of CA$62.5 million ($64.0 million). Simultaneously, the Corporation entered into a long-term lease of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$43.9 million ($44.9 million) on the date of the transactions and the Corporation assumed a net balance of sale, including interest, of CA$7.0 million ($7.2 million) receivable in 2013. The disposal of the property generated a gain of CA$4.0 million ($4.1 million) which was deferred and is being amortized over the lease term.

  In June 2007, a real estate property was sold to a shareholder of Quebecor Inc. at fair value of $1.3 million, established based on an independent estimate, resulting in a gain on disposal of $1.0 million which is included in selling, general and administrative expenses.

  In 2006, the Corporation transferred the benefit of a deduction for Part VI.I tax to a company then under common control for a consideration of CA$6.4 million ($5.5 million), recorded in receivables from related parties. This reduced the Corporation's available future income tax assets by CA$7.6 million ($6.5 million), and decreased the contributed surplus by CA$1.2 million ($1.0 million). The transaction was recorded at the carrying amount. The 2006 transaction has been adjusted in 2007, resulting in an increase of CA$0.4 million ($0.4 million) recorded in contributed surplus.

13.   Inventories

	2008	2007
Raw materials and supplies	$152.3	$241.7
Work in process	81.6	126.4

	$233.9	$368.1

  During the year ended December 31, 2008, inventories of $3,457.1 million ($3,988.9 million in 2007 and $4,335.5 million in 2006) were expensed through cost of sales. Write-downs for obsolete materials and supplies of $8.3 million in 2008 ($8.9 million in 2007 and $8.3 million in 2006) were included in cost of sales. No reversals of previous write-downs of inventories were recorded during the year ended December 31, 2008.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

14.   Property, Plant and Equipment

	Cost	Accumulated depreciation	Net book value
December 31, 2008
Land	$54.2	$—	$54.2
Buildings and leasehold improvements	473.1	157.2	315.9
Machinery and equipment	3,093.4	2,352.5	740.9
Projects under development	50.0	—	50.0

	$3,670.7	$2,509.7	$1,161.0

December 31, 2007
Land	$80.1	$—	$80.1
Buildings and leasehold improvements	753.1	246.8	506.3
Machinery and equipment	4,219.6	2,843.7	1,375.9
Projects under development	46.7	—	46.7

	$5,099.5	$3,090.5	$2,009.0

  Depreciation and amortization of property, plant and equipment included in cost of sales and in selling, general and administrative expenses totaled $239.7 million in 2008 ($250.1 million in 2007 and $254.2 million in 2006).

  As at December 31, 2008, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $76.0 million ($94.0 million as at December 31, 2007) and $25.7 million ($29.4 million as at December 31, 2007) respectively, for assets held under capital leases mainly for machinery and equipment. Depreciation of property, plant and equipment held under capital leases amounted to $7.1 million in 2008 ($1.0 million in 2007, and $3.4 million in 2006).

  During 2007, the Corporation concluded a sale and leaseback transaction of machinery and equipment located at a facility in the United States. The transaction was considered to be a sale of assets with proceeds received of $14.5 million. The subsequent transaction consisted of a capital lease at a fair value of $12.2 million. The transaction generated a loss on disposal of $2.8 million and a deferred gain of $2.3 million which is being amortized over the 7-year term of the lease.

  Also in 2007, machinery and equipment with a fair value of $14.6 million were transferred from an operating to capital lease. The total obligations amounted to $14.6 million payable over the 7-year term of the lease. This transaction had no impact on the investing and financing section of the consolidated statements of cash flow. The transaction generated a loss on disposal of $2.9 million and a deferred gain of $3.9 million which is being amortized over the term of the lease.

  During 2007, certain assets under operating lease were purchased for a cash consideration of $74.8 million. The amount recorded in machinery and equipment was reduced by a provision of $14.0 million since the fair value of the equipment was lower than the cash consideration paid.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

14.   Property, Plant and Equipment (Continued)

  In March 2007, the Corporation concluded an agreement for the sale and leaseback of land and buildings of facilities in North America. The transaction is considered to be a sale of assets with proceeds of $34.2 million. The subsequent transaction consisted of operating leases over the 15-year term of the lease. The disposal of these assets generated a gain of $13.6 million which was deferred and is being amortized over the term of the lease.

15.   Goodwill

  The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	North America	Europe	Latin America	Total
Balance, December 31, 2005	$2,156.7	$140.9	$8.1	$2,305.7
Business disposals	(0.4)	(0.6)	—	(1.0)
Foreign currency changes	—	19.1	0.5	19.6

Balance, December 31, 2006	$2,156.3	$159.4	$8.6	$2,324.3
Goodwill acquired	3.9	—	0.5	4.4
Goodwill impairment (a)	(1,823.2)	(166.0)	(9.7)	(1,998.9)
Foreign currency changes	5.3	6.6	0.6	12.5

Balance, December 31, 2007	$342.3	$—	$—	$342.3
Goodwill impairment (b)	(341.1)	—	—	(341.1)
Foreign currency changes	(1.2)	—	—	(1.2)

Balance, December 31, 2008	$—	$—	$—	$—

(a)
The Corporation completed its annual goodwill impairment testing in the third quarter of 2007. Management determined that the carrying value of goodwill for its European reporting unit was not recoverable after taking into account financial information such as the potential sale/merger of the European operations. The resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million.

  During the fourth quarter of 2007, the unsuccessful efforts of the Corporation to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock price triggered a requirement for a goodwill impairment test related to the Corporation's reporting units. As a result, the Corporation concluded that its goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for its North American and Latin America reporting units.

(b)
In the fourth quarter of 2008, the Corporation recorded a non-cash charge of $341.1 million to reflect impairment of the remaining goodwill in its North American reporting unit. The printing services industry continues to be challenged by difficult market trends, largely declining volumes, overcapacity and intense price competition, causing 2008 results for this reporting unit to fall short of expectations. The estimated future cash flows for the North American reporting unit reflect

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

15.   Goodwill (Continued)

  forward revenue and margin expectations which were revised to incorporate these trends, at least in the short term, and this triggered a requirement for a goodwill impairment test for the reporting unit. The resulting fair value of the reporting unit was below its carrying amount including goodwill and the Corporation performed the second step of the impairment test to determine the amount of any impairment loss. The Corporation engaged a third-party appraisal firm to determine the implied fair value of the reporting unit, in part based on estimates of future cash flows developed by management, as well as to value the significant tangible and intangible long-lived assets of the reporting unit as part of this impairment calculation.

16.   Restricted Cash

  As at December 31, 2008, the Corporation's wholly-owned captive insurance company had pledged $56.3 million ($54.9 million as at December 31, 2007) of cash as collateral for standby letters of credit issued and in trust in favor of a third-party insurer for future estimated claims relating to U.S. Workers' Compensation. The standby letters of credit and the corresponding pledge agreements are renewable annually. The cash pledged against the letters of credit is intended for future use and is presented as restricted cash under long-term assets in the Corporation's consolidated balance sheet.

  During 2008, the Corporation set up a cash collateral account, with a balance of $32.3 million at December 31, 2008, in order to use inventories. In addition, the Corporation provided CA$10.0 million ($8.3 million) in cash collateral to a major Canadian financial institution in order to maintain Canadian cash management services.

  The total amount of restricted cash is held in various investments such as money market funds, mutual funds, treasuries and bank deposits.

17.   Bank Indebtedness

  The Corporation has access to various credit facilities of up to $23.1 million ($82.2 million in 2007). These facilities available in Latin America (and in Europe for the first half of 2008 and in 2007) are denominated in multiple currencies and are cancellable upon notice from the lending institutions. At December 31, 2008, $2.6 million ($73.2 million in 2007) was drawn on these facilities. There are no restrictive covenants on these various credit facilities.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

18.   Long-Term Debt

  The following table summarizes changes in long-term debt:

	Note	Maturity	2008	2007
Revolving bank facility and other short-term lines (a) (b)		2008	$712.5	$643.1
Senior Notes 4.875% and 6.125% (a) (c)		2008, 2013	600.0	598.1
Senior Notes 9.75% (a) (d)		2015	400.0	400.0
Equipment financing credit facility (a) (e)		2015	128.1	168.5
Senior Notes 8.75% (a) (f)		2016	450.0	450.0
Senior Debentures 6.50% (a) (g)		2027	3.2	3.2

			2,293.8	2,262.9
Amortization of effect of fair value hedge on interest rate risk			—	(1.9)
Adjustment related to embedded derivatives			—	9.4
Financing fees, net of amortization			—	(25.4)
Less:
Long-term debt of Applicants subject to compromise—subsequent to January 21, 2008	4		(2,293.8)	—

			—	2,245.0
DIP financing (h)		2009	572.0	—
Capital leases (i)		2008-2016	63.6	62.5
Other debts (i)		2008-2022	8.4	29.8

			644.0	2,337.3

Current portion of long-term debt			583.2	1,023.7

Long-term debt			$60.8	$1,313.6

(a)
On January 16, 2008, since the Corporation had not obtained $125.0 million of new financing, as had been required under the terms of its revolving bank facility and its North American securitization program waivers, the Corporation became in default under its revolving bank facility, its equipment financing facility and its North American securitization program. Upon filing for creditor protection in the Insolvency Proceedings on January 21, 2008, the Corporation became in default under substantially all of its other debt agreements and instruments.

(b)
As at December 31, 2007 and prior to the default described above, the total amount available under the revolving bank facility was $750.0 million. The revolving bank facility bears interest at variable rates based on Bankers' Acceptances, LIBOR or prime rates. At December 31, 2008, of the $712.5 million ($643.1 million in 2007) drawn on the facility,

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

18.   Long-Term Debt (Continued)

  $42.6 million ($22.7 million in 2007) was denominated in Canadian dollars and bore interest at 8.75%. The US drawings were at rates ranging from 8.50% to 9.25%. A portion of the revolving bank facility is secured by a lien on assets in an amount of $135.6 million as at December 31, 2008.

(c)
In November 2003, the Corporation issued, at a discount, unsecured Senior Notes for a principal amount of $600.0 million comprised of two tranches. The first tranche of $200.0 million should have matured on November 15, 2008 with the second tranche of $400.0 million maturing on November 15, 2013.

(d)
In December 2006, the Corporation issued unsecured Senior Notes for a principal amount of $400.0 million maturing on January 15, 2015.

(e)
In January 2006, the Corporation concluded an agreement for the Canadian dollar equivalent of EUR136.2 million long-term committed equipment financing credit facility that could be drawn until October 2008. The facility is repayable in 17 semi-annual repayments of CA$10.3 million, the first occurring in July 2007 and the last that was scheduled to occur in July 2015. The facility bears interest at a variable rate. At December 31, 2008, the drawings under this facility amounted to CA$154.9 million ($128.1 million) (CA$165.3 million ($168.5 million) in 2007) and bear interest at 4.8%. This credit facility is secured by a lien on assets in the amount of $34.4 million.

(f)
In March 2006, the Corporation issued unsecured Senior Notes for a principal amount of $450.0 million maturing in March 2016.

(g)
The Senior Debentures due on August 1, 2027 were redeemable at the option of the holder at their par value on August 1, 2004.

(h)
As described in Note 1, on January 21, 2008, the Court approved the DIP Credit Agreement. The effective interest rate on the DIP Credit Agreement as at December 31, 2008 was 8.25%. The DIP Credit Agreement contains certain restrictive financial covenants, which were all met as at December 31, 2008 (Note 1).

  The Corporation and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event the Corporation does not perform its contractual obligations. As of March 24, 2009, the guarantee instruments issued under the DIP Credit Agreement amounted to $16.1 million, maturing at various dates in 2009. These guarantee instruments reduce the availability under the Revolving DIP Facility.

  The Corporation incurred debt issuance costs of $43.5 million which were completely expensed during the first quarter of 2008.

(i)
In 2007, the Corporation had $23.5 million of interim financing for printing presses and related equipment located in facilities in the United States which were converted into capital leases in 2008, generating a loss on disposal of $4.9 million and a deferred gain of $5.1 million, which is being amortized over the 7-year term of the lease. During 2007, $17.0 million of the 2006 interim financing was converted into capital leases, generating a loss on disposal of $3.2 million and a deferred gain of $4.6 million, which is being amortized over the 7-year term of the lease. These transactions had no impact on the investing and financing activities of the consolidated statements of cash flow.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

18.   Long-Term Debt (Continued)

  At December 31, 2008, principal repayments on long-term debt and minimum capital lease payments (excluding amounts subject to compromise) were planned as follows:

		Capital lease payments
	Principal repayments on long term debt
		Principal	Interest	Payment
2009	$573.3	$9.9	$4.8	$14.7
2010	3.7	9.8	4.0	13.8
2011	1.4	10.0	3.3	13.3
2012	1.0	10.9	2.4	13.3
2013	1.0	11.9	1.5	13.4
2014 and thereafter	—	11.1	0.5	11.6

19.   Other Assets and Other Liabilities

  The following table summarizes the details of other assets:

	Note	2008	2007
Accrued pension benefit asset	28	$130.7	$122.8
Contract acquisition costs		71.6	33.8
Deposits		34.8	1.8
Derivative financial instruments		—	5.3
Receivable related to LSTC		45.4	20.5
Other		51.8	38.6

Total Other Assets		$334.3	$222.8

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

19.   Other Assets and Other Liabilities (Continued)

  The following table summarizes the details of other liabilities, net of the amounts reclassified to liabilities subject to compromise:

	Note	2008	2007
Pension liability	28	$59.0	$89.0
Postretirement benefits	28	67.0	70.1
Workers' compensation accrual		45.8	47.3
Derivative financial instruments		32.2	62.4
Asset retirement obligations		11.9	14.7
Reserve for environmental matters		4.5	8.1
Deferred gain on property, plant and equipment disposal	12, 14, 18	29.5	31.6
Other		48.5	40.2

Total Other Liabilities		298.4	363.4
Less Other liabilities subject to compromise:
Derivative financial instruments		31.5	—
Reserve for environmental matters		4.5	—
Other		16.0	—

	4	52.0

		$246.4	$363.4

20.   Capital Stock

  (a)
  Authorized

          Equity shares:

    Multiple Voting Shares authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one-to-one basis.

    Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

          Preferred shares:

    Preferred shares authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue. Each series of Preferred Shares ranks pari passu with every other series of Preferred Shares.

    The Series 2 Cumulative Redeemable First Preferred Shares may be converted at every fifth anniversary into Series 3 Cumulative Redeemable First Preferred Shares under certain conditions.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

20.   Capital Stock (Continued)

    The Series 3 Cumulative Redeemable First Preferred Shares ("Series 3 Preferred Shares") are entitled to a fixed cumulative preferential cash dividend of CA$1.5325 per share per annum, payable quarterly from December 1, 2007 to November 30, 2012, if declared. Thereafter, a new fixed cumulative preferential cash dividend will be set by the Corporation for another five-year period. On December 1, 2012, and at every 5th anniversary thereafter, these preferred shares may be converted into Series 2 Cumulative Redeemable First Preferred Shares under certain conditions.

    The Series 4 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of CA$1.6875 per share per annum.

    The Series 5 Cumulative Redeemable First Preferred Shares ("Series 5 Preferred Shares") are entitled to a fixed cumulative preferential cash dividend of CA$1.725 per share per annum, payable quarterly, if declared. Since December 1, 2007, these preferred shares are redeemable at the option of the Corporation at CA$25.00 per share, or with regulatory approval, the preferred shares may be converted into Subordinate Voting Shares by the Corporation. Since March 1, 2008, these preferred shares may be converted at the option of the holder into a number of the Corporation's Subordinate Voting Shares determined by dividing CA$25.00 together with all accrued and unpaid dividends on such shares by the greater of (i) CA$2.00 and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange during a 20-day reference period, subject to the right of the Corporation prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

  (b)
  Issued and outstanding

	December 31, 2008		December 31, 2007		December 31, 2006
	Number	Amount	Number	Amount	Number	Amount
(Thousands of shares)
Multiple Voting Shares	46,987	$93.5	46,987	$93.5	46,987	$93.5
Subordinate Voting Shares	154,642	1,289.2	85,585	1,151.4	84,722	1,146.4
Redeemable First Preferred Shares—Series 3
—Classified as Shareholders' equity	12,000	212.5	12,000	212.5	12,000	212.5

Total Capital Stock		$1,595.2		$1,457.4		$1,452.4

Redeemable First Preferred Shares—Series 5
—Classified as liability	1,696	35.1	7,000	178.5	7,000	150.2

Total Preferred Shares Classified as Liability		$35.1		$178.5		$150.2

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

20.   Capital Stock (Continued)

    In 2008, no Subordinate Voting Shares were issued under the Corporation's stock option plan (22,500 in 2007 and nil in 2006) and no Subordinate Voting Shares were issued under the Corporation's employee stock purchase plans (840,853 in 2007 for a total cash consideration of $5.0 million, and 741,057 in 2006 for a total cash consideration of $7.9 million).

    During the year a total of 5,303,572 Series 5 Preferred Shares were each converted into an average of 13 Subordinated Voting Shares. Consequently, approximately 69.1 million of new Subordinate Voting Shares were issued by the Corporation.

    Subsequently, further to conversion notices received on December 29, 2008, the Corporation converted, on March 1, 2009, 256,364 of its remaining 1,696,428 issued and outstanding Series 5 Preferred Shares into approximately 3.5 million new Subordinate Voting Shares of the Corporation.

    Following the suspension of the dividend payments in November 2007, no dividends were declared in 2008. Dividends declared in 2007 but unpaid on the Series 3 Preferred Shares and Series 5 Preferred Shares were CA$4.6 million ($3.8 million) and CA$0.7 million ($0.6 million), respectively.

    As at December 31, 2008, the dividends in arrears on the Series 3 Preferred Shares and Series 5 Preferred Shares were CA$19.9 million ($16.5 million) and CA$3.2 million ($2.6 million), respectively.

    In June 2007, the Corporation reclassified the Series 5 Cumulative Redeemable First Preferred Shares from Capital stock and Accumulated other comprehensive income to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments. Since then, dividends on these shares are presented in the consolidated statement of income (loss) as dividends on preferred shares classified as liability.

  (c)
  Share repurchases

    On April 18, 2006, the Corporation redeemed all of its Cumulative Redeemable 6.75% First Preferred Shares, Series 4 at a redemption price of CA$25.00 per share plus accrued dividends for a total consideration of $175.9 million.

21.   Stock-Based Compensation Plans

  (a)
  Employee share purchase plans

    In January 2008, the Corporation cancelled the Employee Stock Purchase Plan ("ESPP") in the United States and the Employee Share Investment Plan ("ESIP") in Canada for eligible employees.

    The ESPP gave eligible employees in the United States the opportunity to acquire shares of the Corporation's capital stock for up to 4% of their gross salaries and to have the Corporation contribute, on the employees' behalf, a further amount equal to 17.5% of the total amount invested by the employee. The number of shares that were permitted to be

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

21.   Stock-Based Compensation Plans (Continued)

    issued and sold under the plan was limited to 4,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The total number of plan shares issued for employees was nil in 2008 (782,086 in 2007 and 566,913 in 2006), which represented compensation expense of nil in 2008 ($0.6 million in 2007 and $0.8 million in 2006).

    The ESIP gave eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Corporation's capital stock and to have the Corporation contribute, on the employees' behalf, a further amount equal to 20% of the amount invested by the employee. In April 2007, a change was made to the plan to purchase the shares on the market, instead of issuing shares from treasury. The total number of shares issued to employees was nil in 2008 (58,767 in 2007, 174,144 in 2006, and 181,721 shares were purchased on the market in 2007), which represented compensation expense of nil in 2008 (CA$0.3 million ($0.3 million) in 2007 and CA$0.4 million ($0.4 million) in 2006).

  (b)
  Stock option plan

    Under the stock option plan, 9,182,234 Subordinate Voting Shares out of a total of 11,000,000 remained reserved for plan participants at December 31, 2008.

    Furthermore, 65,000 options were outstanding outside of the shares reserved under the stock option plan as Inducement Options. At December 31, 2008, a total of 5,070,900 options to purchase Subordinate Voting Shares were outstanding. The subscription price of the options was equal to the arithmetical average of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange for options priced in Canadian dollars, and on the New York Stock Exchange for options priced in U.S. dollars, for the five days immediately preceding the grant of the option. The stock option plan has been terminated in 2008, but it remains in force for all options that were outstanding at the time of termination.

    For options granted since 2005, half of the options vest over four years and the other half vest upon attainment of specific performance targets based on earnings per share ("EPS") and share price growth. The options may be exercised during a period not exceeding six years from the date they were granted.

    Options granted up to December 31, 2004 vest over four or five years. Options may be exercised during a period not exceeding 10 years from the date they were granted.

    In 2004, the Board of Directors approved a special option grant of 1,000,000 Subordinate Voting Shares of the Corporation. The exercise price was equal to the share market price at the grant date and half of the options vested over time and the other half upon attainment of specific performance targets based on EPS and share price growth and vest over 4 years.

    No options were granted in 2008 before the termination of the stock option plan. The weighted average fair value of options granted during 2007 and 2006 were $4.02 and $2.58,

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

21.   Stock-Based Compensation Plans (Continued)

    respectively, and was estimated using binomial and trinomial option pricing models. The following weighted average assumptions were used:

	2007	2006
Risk-free interest rate	4.78%	4.45%
Dividend yield	—%	3.75%
Expected volatility	32.71%	33.44%
Expected life	4.25 years	4.25 years

    During the year, compensation expense of $1.1 million ($3.5 million in 2007 and $4.5 million in 2006) was recognized with a corresponding increase in contributed surplus. The number of stock options outstanding fluctuated as follows:

	2008		2007		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of year	6,942,451	$23.47	7,772,300	$19.70	5,947,970	$23.45
Granted	—	—	100,000	11.78	2,314,500	10.45
Exercised	—	—	(22,500)	10.62	—	—
Forfeited	(937,885)	15.23	(839,755)	12.12	(433,885)	21.40
Expired	(933,666)	23.37	(67,594)	22.72	(56,285)	18.98

Balance, end of year	5,070,900	$20.29	6,942,451	$23.47	7,772,300	$19.70

Options exercisable, end of year	3,035,456	$22.07	3,984,005	$25.90	3,041,159	$24.67

    The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$9.80—$14.99	1,133,625	3.54	$10.62	394,070	$10.58
$15.00—$19.99	703,650	3.23	19.32	401,368	19.04
$20.00—$24.99	2,355,636	3.90	22.53	1,362,029	22.76
$25.00—$30.99	877,989	1.70	27.55	877,989	27.55

	5,070,900	3.34	$20.29	3,035,456	$22.07

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

21.   Stock-Based Compensation Plans (Continued)

  (c)
  Deferred stock unit plan

    In February 2008, the Corporation terminated its Deferred Stock Unit plan ("DSU plan") which was established for the benefit of the Corporation's directors.

    Under the DSU plan, a portion of each director's compensation package was received in the form of units. The value of a unit is based on the weighted average trading price of the Subordinate Voting Shares. Subject to certain limitations, the units were to be redeemed by the Corporation when the director ceased to be a DSU participant. For the purpose of redeeming units, the value of a unit corresponds to the fair value of a Subordinate Voting Share on the date of redemption.

    As of December 31, 2008, the number of units outstanding under this plan was 554,718 (554,718 in 2007 and 256,923 in 2006), which represented a compensation expense (recovery) of $(0.9) million in 2008 (recovery of $1.3 million in 2007 and a negligible amount in 2006). No new units were granted during 2008. The weighted average grant date fair value for units granted was $4.18 in 2007 and $10.55 in 2006.

  (d)
  Deferred performance share unit plan

    In January 2005, the Corporation put in place a Deferred Performance Share Unit plan ("DPSU plan"). The DPSU plan was for the benefit of the Corporation's senior management, and key managers. Under the DPSU plan, for a portion of these employees it was mandatory to defer, while others had the choice to defer, a portion of their annual bonus for a 3-year period, during which the amount was indexed with the fair value of the Subordinate Voting Shares and with dividends. The Corporation also contributed, on the employees' behalf, a further amount equal to 20% of the bonus originally deferred, which was earned over the 3-year period. As of December 31, 2008, 7,784 units were outstanding (8,121 units in 2007) under the initial DPSU plan, which represented a negligible compensation expense in both 2008 and 2007. The weighted average grant date fair value for units granted during the year 2006 was $11.23.

    The application of the DPSU plan was suspended for the 2006 financial year, given that a special compensation arrangement was implemented for such year. Under the special compensation arrangement, a portion of the annual bonus of eligible employees was to be paid in cash and determined based upon the achievement of earnings before interest and taxes targets, and the other portion was to be provided in the form of shares at the end of a 3-year period, as long as these eligible employees remained employed by the Corporation. As of December 31, 2008, 269,700 units were outstanding (316,513 units in 2007) under the special DPSU plan, which represented a negligible compensation expense in both 2008 and 2007. The weighted average grant date fair value for units granted during the year 2007 was $11.12.

    The application of the DPSU plan was also suspended for the year 2007, and no stock based compensation has replaced the DPSU plan for that period. The plan was terminated in 2008.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

22.   Accumulated Other Comprehensive Income (Loss)

  The following table presents changes in the carrying amount of accumulated other comprehensive income (loss):

	Translation adjustment	Cash flow hedges	Total
	(Revised, Note 20)
Balance, December 31, 2005	$(102.6)	$—	$(102.6)
Other comprehensive income, net of income taxes	20.0	—	20.0

Balance, December 31, 2006	$(82.6)	$—	$(82.6)
Change in accounting policy—Financial Instruments, net of income taxes	—	(7.0)	(7.0)
Other comprehensive income (loss), net of income taxes	(104.8)	15.2	(89.6)

Balance, December 31, 2007	$(187.4)	$8.2	$(179.2)
Other comprehensive income (loss), net of income taxes	423.5	(7.4)	416.1

Balance, December 31, 2008	$236.1	$0.8	$236.9

  Following the filing of creditor protection under the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

  Over the next twelve months, the Corporation expects an estimated $0.8 million in net losses in other comprehensive income as at December 31, 2008 to be reclassified to net income. The maximum length of time over which the Corporation is hedging its exposure to the variability in future cash flows for anticipated transactions is 12 months.

23.   Income Taxes on Components of Other Comprehensive Income (Loss)

  The following table presents the income taxes on components of other comprehensive income (loss):

	2008	2007
Income tax on unrealized gain (loss) on foreign currency translation adjustment	$(0.2)	$(1.8)
Income tax on unrealized net gain (loss) on derivative financial instruments related to cash flow hedges	(1.4)	(3.7)
Income tax on reclassification of realized net loss (gain) on derivative financial instruments to the statement of income	1.3	(3.5)

	$(0.3)	$(9.0)

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

24.   Financial Instruments

  (a)
  Fair value of financial instruments

    The carrying values of cash and cash equivalents, accounts receivable, deposits, restricted cash, bank indebtedness, trade payables and accrued liabilities and short-term secured financing approximate their fair values because of the short-term nature of these items.

    The following table summarizes the book value and fair value at December 31, 2008 and 2007 of those financial instruments having a fair value different from their book value. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity, adjusted to take into account specific characteristics of the instrument.

		2008		2007
	Note	Book Value	Fair Value	Book Value	Fair Value
Financial liabilities
Long-term debt(1)	18	$644.0	$614.9	$2,337.3	$2,018.7
Preferred shares	20	35.1	0.2	178.5	112.4

    (1)
    Includes current portion, but excluding liabilities subject to compromise.

    The carrying amounts of derivative financial instruments are equal to their fair value.

    The estimated fair value of the Corporation's liabilities subject to compromise is not reasonably determinable given the current status of the Corporation while under creditor protection during the Insolvency Proceedings (Note 1).

  (b)
  Risks arising from financial instruments

    The Corporation's risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Corporation's activities. From its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risk, which comprises foreign exchange risk, interest rate risk and commodity risk.

    As described in Note 1, on January 21, 2008, the Corporation obtained an Initial Order from the Court granting creditor protection. Subsequent to the Insolvency Proceedings and under provisions of the signed International Swap and Derivatives Association ("ISDA") agreements, the counterparties of the Corporation's derivative financial instruments exercised their contractual right to terminate substantially all of the foreign exchange forward contracts; interest rate swap and commodity swap agreements in place on that date. The Corporation has since entered into commodity swap and foreign exchange forward contract agreements in an effort to manage risks.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

24.   Financial Instruments (Continued)

    The effective management of the risks arising from financial instruments described below portrays the strategy in place prior to the Insolvency Proceedings. Where such risk management procedures were in place as at December 31, 2008, they are identified below as such.

          Credit risk

    Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from credit losses that could result from defaults by customers and counterparties when using financial instruments.

    The Corporation is exposed to credit risk with respect to its cash equivalents, accounts receivable, deposits, other long-term receivables and derivative financial instruments.

    The Corporation, in the normal course of business, continuously monitors the financial condition of its customers, reviews the credit history of each new customer and generally does not require collateral. As at December 31, 2008, no customer balance represented more than 4% of the Corporation's consolidated accounts receivable and the Corporation's 10 largest customers accounted for 25% of consolidated revenues. In addition, 69% of the Corporation's accounts receivable as at December 31, 2008 was not considered past due.

    The Corporation establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy. The Corporation has an insurance program that mitigates its risk on certain accounts receivable. As at December 31, 2008, the weighted average life of customer accounts receivable was 54 days (2007—58 days). The Corporation has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the receivables at December 31, 2008 that are not past due to be high.

    The Corporation believes that the diversity of its products and services as well as the diversity of its customer base are significant factors in reducing its credit risk, as well as the impact on the Corporation of fluctuations in local market or product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk. However, global economic conditions affect our customer businesses and the markets they serve. The unprecedented credit crisis and global economic weakness has resulted in constrained advertising spending and in certain cases, customer financial difficulties in North America which could hinder the Corporation's ability to collect amounts owed by customers. This credit exposure increases with a continued lack of liquidity in the capital markets and a sustained period of difficult economic conditions.

    The following tables show the aging of accounts receivable and the continuity of the allowance for doubtful accounts.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

24.   Financial Instruments (Continued)

          Accounts receivable aging

	December 31, 2008	December 31, 2007
Current	$481.6	$847.8
1—30 days overdue	104.6	108.8
31—90 days overdue	24.5	27.9
More than 90 days overdue	60.2	41.5

	670.9	1,026.0
Allowance for doubtful accounts	(60.3)	(43.5)
Other receivables	83.4	48.3

	$694.0	$1,030.8

          Allowance for doubtful accounts

	December 31, 2008	December 31, 2007
Balance, beginning of year	$43.5	48.2
Bad debt expense	27.5	5.4
Business disposals	(6.0)	(0.2)
Other	(4.7)	(9.9)

Balance, end of year	$60.3	43.5

    In addition to the above, the Corporation is exposed to credit losses resulting from defaults by counterparties in regards to cash equivalents, deposits, other long-term receivables and derivative financial instruments. To mitigate this risk, counterparties to derivative financial instruments, either foreign or Canadian, must have a minimum rating of A or its equivalent on long-term unsecured term debt from at least two rating agencies (Standard & Poor's, Moody's or DBRS) and are subject to concentration limits. Prior to the Insolvency Proceedings, the Corporation did not experience any failures by counterparties in meeting their obligations, nor were any such failures expected to occur in the future.

          Liquidity risk

    Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. The Corporation is under creditor protection as of January 21, 2008, and the Corporation's liquidity prior to emergence from the Insolvency Proceedings is dependent upon the DIP credit agreement, which contains certain financial covenants, that were met at December 31, 2008 (Note 1).

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

24.   Financial Instruments (Continued)

    As of December 31, 2008, material financial liabilities related to financial instruments included capital repayment and interest on long-term debt, and obligations related to the DIP financing, as described in Note 1, which is collateralized by substantially all of the Corporation's assets. Since the Insolvency Proceedings described in Note 1, the Corporation has ceased to make payments of interest and principal on compromised debt obligations except on certain capital leases. The obligations and their maturities, excluding liabilities subject to compromise, were as follows:

	2009	2010	2011	2012	2013	2014 and thereafter	Total
Bank indebtedness	$2.6	$—	$—	$—	$—	$—	$2.6
Trade payables and accrued liabilities	480.3	—	—	—	—	—	480.3
Income and other taxes payable	40.7	—	—	—	—	—	40.7
Long-term debt	573.3	3.7	1.4	1.0	1.0	—	580.4
Capital leases	9.9	9.8	10.0	10.9	11.9	11.1	63.6
Interest payments on long-term debt, and capital leases(1)	31.4	4.3	3.4	2.5	1.5	0.5	43.6

Total Financial Liabilities	$1,138.2	$17.8	$14.8	$14.4	$14.4	$11.6	$1,211.2

    (1)
    Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, and using the outstanding balance as at December 31, 2008.

          Market risk

    Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates, and commodity prices will affect the Corporation's income or the value of its financial instruments.

          Foreign exchange risk

    The Corporation has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, debt and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have material effect on its consolidated results of operations, financial position or cash flow.

    The Corporation mitigates its foreign exchange risk by entering into foreign exchange forward contracts to hedge the settlement of the foreign denominated sales and related receivables, equipment purchases, debt, and other assets and liabilities.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

24.   Financial Instruments (Continued)

    The Corporation is exposed to foreign exchange risk primarily as a result of sales revenue and expenses denominated in US dollars in its Canadian operations. Monetary balances denominated in foreign currencies as at December 31, 2008 and 2007 were as follows:

	2008	2007
	US $	US $
Net cash, cash equivalents and bank indebtedness	1.0	(4.5)
Accounts receivable	16.5	19.0
Trade payables and accrued liabilities	5.1	6.2
Debt	565.7	542.0

    In regards to the U.S. denominated monetary balances, assuming all other variables remain constant, a 5% strengthening of the US dollar over the CA dollar would have resulted in a net unfavorable impact of $27.7 million on net income (loss), while a 5% decrease would have resulted in an equally favorable impact on net income (loss).

    In addition, the Corporation enters into foreign exchange forward contracts to manage its exposure to change in the currency exchange rate between the Canadian and the US dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at December 31, 2008 covered a notional quantity of $13.4 million in Canada and expire between January 2009 and June 2009.

          Interest rate risk

    The Corporation is exposed to interest rate fluctuations as a result of its long-term debt, including the DIP financing. As at December 31, 2008, the floating rate portion of long-term debt represented approximately 48% of the total, including debt subject to compromise, while the remaining amount represented the fixed rate portion.

    Prior to the Insolvency Proceedings, the Corporation managed its interest rate risk by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, the Corporation entered into interest rate swaps to manage its exposure to fluctuations in interest rates on its long-term debt; however, all derivative contracts were terminated in the first quarter of 2008 as a direct result of the Insolvency Proceedings.

    Assuming all other variables remain constant, a 100 base points increase on all the interest rates as at December 31, 2008 would have had an unfavorable impact of $9.0 million on net income (loss) and other comprehensive income (loss), while a 100 base points decrease in interest rates would have resulted in a equally favorable impact on net income (loss), assuming no impact from derivative instruments since there were no interest rate derivative contracts outstanding at the end of the year.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

24.   Financial Instruments (Continued)

          Commodity risk

    The Corporation is exposed to a financial risk related to fluctuations in natural gas prices. The Corporation manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Corporation is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts.

    In regards to commodity swap agreements in place, assuming all other variables remain constant, a $1 increase or decrease in the price of natural gas would not have a material impact on net income (loss) and other comprehensive income (loss).

    The Corporation is also exposed to a financial risk related to fluctuations in paper and ink prices. To reduce this risk, the contracts with its largest customers generally include price adjustment clauses based on the costs of paper and ink.

    The Corporation entered into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. Contracts outstanding at December 31, 2008 covered a notional quantity of 250,000 gigajoules in Canada and 1,964,000 MMBTU in the United States and expire between January 2009 and June 2009. The change in the contracts' fair values that was recorded as derivative gains or losses amounted to a loss of $0.7 million for 2008 (a loss of $1.7 million for 2007).

25.   Capital and Liquidity Management

  The Insolvency Proceedings have significantly affected the Corporation's ability to manage its capital structure in the near term.

  The Corporation's primary short-term objectives of managing capital are:

    •
    to ensure a successful restructuring and financial reorganization of the Corporation;

    •
    to maintain a level of corporate liquidity necessary to fund the Corporation's operating cycle; and

    •
    to preserve its financial flexibility in order to benefit from potential opportunities as they arise.

  Under the Insolvency Proceedings, the Corporation manages its liquidity and makes adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets.

26.   Supplementary Cash Flow Information

	2008	2007	2006
Cash	$98.2	$49.2	$13.2
Cash equivalents	110.5	11.9	4.6

Cash and cash equivalents	$208.7	$61.1	$17.8

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

26.   Supplementary Cash Flow Information (Continued)

	2008	2007	2006
Interest payments	$42.0	$127.6	$140.0
Dividends paid on preferred shares classified as liability	—	5.7	—
Income tax paid (net of refund)	6.7	(9.4)	32.0

  In 2007, the Corporation redeemed all of its outstanding 6.00% Convertible Senior Subordinated Notes (the "Convertible Notes") for a redemption price of 100.6% of the outstanding principal amount of $119.5 million, plus accrued and unpaid interest at the redemption date.

27.   Commitments, Contingencies and Guarantees

  (a)
  Leases

    The Corporation rents premises, machinery and equipment under operating leases, which expire at various dates up to 2022 and for which minimum lease payments total $252.2 million.

    Annual minimum payments under these leases are as follows:

2009	$60.1
2010	40.0
2011	26.6
2012	23.5
2013	20.5
2014 and thereafter	81.5

    Rental expenses for operating leases were $52.6 million, $81.2 million and $63.3 million for the years 2008, 2007 and 2006, respectively.

  (b)
  Machinery and equipment

    As at December 31, 2008, the Corporation had commitments to purchase three new presses for its North American segment for a total amount of $37.6 million, of which $13.2 million was already disbursed and the remaining amount of $24.4 million is due to be paid in 2009. The Corporation also committed to disburse $25.0 million regarding capital expenditures in relation to certain sales agreements, of which $2.8 million has been incurred. The Corporation also concluded agreements related to other equipment expenditures for its North American segments, of which related future payments will amount to approximately $15.2 million in 2009 and $1.0 million in 2010.

  (c)
  Environment

    The Corporation is subject to various laws, regulations and government policies principally in North America and Latin America, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Corporation believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

27.   Commitments, Contingencies and Guarantees (Continued)

    Corporation does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Corporation's competitive or consolidated financial position.

  (d)
  Guarantees

    Significant guarantees the Corporation has provided to third parties include the following:

          Business and real estate disposals

    In connection with certain disposals of businesses or real estate, the Corporation has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Corporation has also retained certain liabilities for events that have occurred prior to the sale, relating to tax, environmental, litigation and other matters. Generally, the Corporation has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Corporation.

    These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

    Historically, the Corporation has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at December 31, 2008. The Corporation continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

          Debt agreements

    Under the terms of certain debt agreements, the Corporation has guaranteed the obligation of some of its U.S. subsidiaries. In this context, the Corporation would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Corporation was to make the payments on behalf of some of its U.S. subsidiaries. These indemnification obligations extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Corporation is not exposed to such liabilities. As such, the Corporation has not accrued any amount in the consolidated balance sheet with respect to this item.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

28.   Pension and Other Postretirement Benefits

  The Corporation maintains defined benefit and defined contribution pension plans for its employees. The effective dates of the most recent actuarial valuations for funding purposes were between December 2005 and January 2008, and the date of the next required actuarial valuation ranges between January 2009 and December 2009.

  The Corporation provides postretirement benefits to eligible employees. The costs of these benefits are accounted for during the employees' active service period.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

28.   Pension and Other Postretirement Benefits (Continued)

  The following table is based on a September 30th measurement date. The table provides a reconciliation of the changes in the plan's benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2008 and December 31, 2007, and a statement of the funded status as at December 31, 2008 and 2007:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Changes in benefit obligations
Benefit obligation, beginning of year	$999.3	$1,041.9	$62.3	$64.8
Service cost	7.1	12.6	1.3	1.2
Interest cost	51.2	57.0	3.7	3.3
Plan participants' contributions	2.8	4.4	1.2	1.4
Plan amendements	—	(3.4)	—	—
Divestitures	(114.5)	—	—	—
Curtailment gain	(1.3)	(5.7)	(0.4)	—
Settlement gain	(1.9)	(3.8)	—	—
Actuarial gain	(109.2)	(51.3)	(6.6)	(4.0)
Benefits paid	(47.5)	(105.9)	(5.3)	(6.4)
Foreign currency changes	(54.5)	53.5	(2.5)	2.0

Benefit obligation, end of year	$731.5	$999.3	$53.7	$62.3

Changes in plan assets
Fair value of plan assets, beginning of year	$795.3	$720.7	$—	$—
Actual return on plan assets	(116.6)	75.8	—	—
Employer contributions	46.3	62.0	4.1	5.0
Plan participants' contributions	2.8	4.4	1.2	1.4
Divestitures	(73.2)	—	—	—
Benefits paid	(47.5)	(105.9)	(5.3)	(6.4)
Settlement loss	(1.9)	(1.5)	—	—
Foreign currency changes	(45.1)	39.8	—	—

Fair value of plan assets, end of year	$560.1	$795.3	$—	$—

Reconciliation of funded status
Funded status	$(171.4)	$(204.0)	$(53.7)	$(62.3)
Unrecognized net transition asset	0.2	(2.3)	—	—
Unrecognized past service cost (benefit)	12.8	13.6	(9.9)	(12.1)
Unrecognized actuarial (gain) loss	227.5	216.7	(4.4)	3.0
Adjustment for fourth quarter contributions	2.6	9.8	1.0	1.3

Net amount recognized	$71.7	$33.8	$(67.0)	$(70.1)

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

28.   Pension and Other Postretirement Benefits (Continued)

  In 2008, the Corporation sold its European operations (including the abandonment of the UK subsidiary), the impact of which is shown in divestitures for changes in benefit obligations and changes in plan assets.

  Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Benefit obligations	$(720.1)	$(954.9)	$(53.7)	$(62.3)
Fair value of plan assets	548.2	746.2	—	—

Funded status—plan deficit	$(171.9)	$(208.7)	$(53.7)	$(62.3)

  The unfunded status of all pension plans of $171.4 million is based on a measurement date of September 30, 2008. If the Corporation had used a measurement date of December 31, 2008, the impact of the 2008 fourth quarter decline in global equity markets would have increased the unfunded status to $325.4 million.

  The following table provides the amounts recognized in the consolidated balance sheets:

		Pension Benefits		Postretirement Benefits
	Note	2008	2007	2008	2007
Accrued benefit liability	19	$(59.0)	$(89.0)	$(67.0)	$(70.1)
Accrued benefit asset	19	130.7	122.8	—	—

Net amount recognized		$71.7	$33.8	$(67.0)	$(70.1)

  The plan assets held in trust at the measurement date and their weighted average allocations were as follows:

Asset category	2008	2007
Equity securities	59%	64%
Debt securities	38	33
Real estate and others	3	3

  In 2008, at the measurement date, the plan assets included equity securities of the Corporation and related parties for a total amount of $0.4 million.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

28.   Pension and Other Postretirement Benefits (Continued)

  The following table provides the components of net periodic benefit cost for continuing operations:

	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Defined benefit plans
Service cost	$6.9	$10.7	$32.6	$1.3	$1.2	$1.3
Interest cost	51.2	50.7	53.6	3.7	3.3	3.7
Actual return on plan assets	116.6	(70.3)	(38.9)	—	—	—
Actuarial gain	(63.8)	(47.7)	(33.9)	(6.6)	(4.0)	(5.2)
Plan amendments	—	—	3.0	—	—	—
Curtailment (gain) loss	0.3	(0.1)	0.1	—	—	—
Settlement loss	0.4	12.9	3.3	—	—	—

Benefit cost before adjustments to recognize the long-term nature of the plans	111.6	(43.8)	19.8	(1.6)	0.5	(0.2)
Difference between expected return and actual return on plan assets	(167.2)	20.9	(8.1)	—	—	—
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	71.9	60.2	51.0	6.8	4.2	6.1
Difference between amortization of past service cost (benefit) for the year and actual plan amendments for the year	1.6	1.6	(1.9)	(2.1)	(2.1)	(2.0)
Amortization of transitional asset	—	(0.5)	(0.5)	—	—	—

Net periodic cost	17.9	38.4	60.3	3.1	2.6	3.9
Defined contribution plans	37.4	28.9	17.6	—	—	—

Total periodic benefit cost	$55.3	$67.3	$77.9	$3.1	$2.6	$3.9

  Changes in market conditions may affect the fair value of plan assets, the expected return on plan assets, as well as the discount rate calculations for future periods, which would result in a change in the amount of benefit obligation, impacting the periodic benefit costs, and in the unfunded status of the pension plans. As a result, all figures above could be materially different if further changes in market conditions occur.

  The 2008 pension benefit costs included a settlement loss of $0.4 million, as part of restructuring charges described in Note 6 ($4.8 million in 2007 and $1.9 million in 2006), and a separate net settlement loss of $8.1 million and $1.4 million for lump-sum payments made in 2007 and in 2006, respectively).

  The defined contribution pension plan benefit cost included contributions to multiemployer plans of $6.7 million for the year ended December 31, 2008 ($6.6 million in 2007 and $7.1 million in

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

28.   Pension and Other Postretirement Benefits (Continued)

  2006), an additional settlement charge of $9.7 million for multiemployer plans in 2008, of which $8.3 million related to restructuring charges described in Note 6, and a charge of $1.0 million for multiemployer plans due to a plant closure in 2006. No charge for multiemployer plans due to plant closures was recorded in 2007.

  The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Corporation to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, excluding amounts subject to compromise, was $69.8 million for the year ended December 31, 2008 ($100.3 million in 2007 and $110.3 million in 2006).

  During 2008, the Corporation made contributions to its pension plans of $38.5 million ($56.5 million in 2007), which were in accordance with the minimum required contributions as determined by the Corporation's actuaries. Minimum required contributions are estimated at $28.8 million for 2009. Considering the downturn in the capital markets in the last quarter of 2008, additional contributions will be required in 2010 and beyond for the Corporation's defined benefit pension plans and are, in the absence of a reversal in capital market conditions or changes in pension legislation, estimated to be in the range of $70 to $100 million per year, given reduced current plan asset values caused by the recent decline in global equity markets.

  In 2006, the Corporation modified its defined benefit plans for certain employees in Canada and in the United States, and created a defined contribution Group Registered Retirement Savings Plan ("Group RRSP") for employees in Canada. As of October 1, 2006, affected employees in Canada had the choice to adhere to the Group RRSP, or to continue to participate in the modified plan, while future employees automatically participated in to the new Group RRSP. As a result, a $3.8 million curtailment charge was recorded in 2006. For employees in the United States, one of the defined benefit plans was frozen on October 1, 2006, and an improved defined contribution plan has been offered to employees. As a result, a $5.5 million curtailment gain was recorded in 2006.

  The weighted average assumptions used in the measurement of the Corporation's benefit obligations and costs are as follows:

	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Accrued benefit obligations as of December 31:
Discount rate	7.4%	6.0%	5.6%	7.4%	6.2%	5.8%
Rate of compensation increase	3.5%	3.4%	3.4%	—	—	—
Benefit costs for years ended December 31:
Discount rate	6.0%	5.6%	5.4%	6.2%	5.8%	5.6%
Expected return on plan assets	7.5%	7.5%	7.6%	—	—	—
Rate of compensation increase	3.4%	3.4%	3.4%	—	—	—

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

28.   Pension and Other Postretirement Benefits (Continued)

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.8% at the end of 2008 (8.5% at the end of 2007 and 2006) and is expected to decrease gradually to 5.0% by 2014 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$0.5	$(0.4)
Effect on benefit obligation	3.7	(3.3)

29.   Segmented Information

  The Corporation operates in the printing industry. During the second quarter of 2008, management modified the Corporation's reportable segments to reflect the sale of its European operations (Note 9). The revised reporting structure includes two segments, North America and Latin America. These segments are managed separately, since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge ("Adjusted EBIT"). All prior periods have been reclassified to conform to this current reporting structure.

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

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

29.   Segmented Information (Continued)

  The following is a summary of the segmented information for the Corporation's continuing operations:

	North America(1)	Latin America	Other	Inter- Segment	Total
Revenues
2008	3,723.0	294.6	0.2	(0.9)	4,016.9
2007	4,373.7	284.8	0.5	(4.5)	4,654.5
2006	4,821.7	239.3	0.7	(0.8)	5,060.9
Depreciation and amortization
2008	226.8	12.4	0.5	—	239.7
2007	237.1	12.7	0.3	—	250.1
2006	242.8	10.8	0.6	—	254.2
Impairment of assets
2008	182.5	—	0.9	—	183.4
2007	187.0	1.0	—	—	188.0
2006	30.5	0.5	—	—	31.0
Restructuring and other charges
2008	56.0	2.0	0.7	—	58.7
2007	34.7	0.9	—	—	35.6
2006	34.5	0.7	—	—	35.2
Goodwill impairment charge
2008	341.1	—	—	—	341.1
2007	1,823.2	9.7	—	—	1,832.9
2006	—	—	—	—	—
Adjusted EBIT
2008	109.8	16.9	(5.7)	—	121.0
2007	180.9	13.2	(24.8)	—	169.3
2006	257.8	10.0	(6.0)	—	261.8
Operating income (loss)
2008	(469.8)	14.9	(7.3)	—	(462.2)
2007	(1,864.0)	1.6	(24.8)	—	(1,887.2)
2006	192.8	8.8	(6.0)	—	195.6
Additions to property, plant and equipment(2)
2008	92.2	8.3	8.2	—	108.7
2007	251.5	3.5	66.0	—	321.0
2006	207.9	29.1	76.8	—	313.8
Property, plant and equipment(2)
2008	1,062.6	94.5	3.9	—	1,161.0
2007	1,413.8	111.7	483.5	—	2,009.0
Goodwill(2)
2008	—	—	—	—	—
2007	342.3	—	—	—	342.3
Total assets(2)
2008	2,357.8	255.1	207.5	—	2,820.4
2007	2,885.2	290.5	987.3	—	4,163.0

(1)
Includes revenues amounting to $697.7 million ($857.2 million in 2007 and $893.3 million in 2006), and property, plant and equipment amounting to $103.9 million ($173.2 million in 2007) for Canada.

(2)
Including both continued and discontinued operations. Cash flow and balance sheet items for discontinued European operations are included in "Other".

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

29.   Segmented Information (Continued)

  The Corporation carries out international commercial printing operations, and offers to its customers a broad range of print and related communication services such as Marketing Solutions (retail inserts, catalogs and direct mail), Publishing Services (magazines, books and directories) and Logistics-Premedia (logistics, pre-media and other value-added services).

  Revenues by print service are as follows:

	2008		2007		2006
Marketing Solutions	$1,888.4	47.0%	$2,310.6	49.6%	$2,540.1	50.2%
Publishing Services	1,720.2	42.8	1,873.2	40.3	2,020.6	39.9
Logistics-Premedia	408.3	10.2	470.7	10.1	500.2	9.9

	$4,016.9	100.0%	$4,654.5	100.0%	$5,060.9	100.0%

30.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States

  The Corporation's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

30.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Continued)

  (a)
  Reconciliation of net income (loss) and earnings (loss) per share

    The application of GAAP in the United States would have the following effects on net income (loss) as reported:

	2008	2007	2006
Net income (loss), as reported in the consolidated statements of income per Canadian GAAP	$(1,659.3)	$(2,200.4)	$28.3
Adjustments:
Convertible senior subordinated notes(a)(i)	—	2.9	2.2
Hedge accounting(a)(ii)	—	6.2	(5.1)
Reduction of a net investment in a foreign operation(a)(iii)	107.8	—	2.5
Sale leaseback of property(a)(iv)	(7.8)	(1.4)	—
Dividends on preferred shares classified as liabilities(b)(iii)	5.2	9.8	—
Inventories(a)(v)	1.6	—	—
Loss on disposal of discontinued operations(a)(v)	(8.9)	—	—
Pension and other post-retirement benefits(b)(i)	(2.5)	—	—
Income taxes(a)(vi)	11.0	(41.5)	1.9

Net income (loss), as adjusted per GAAP in the United States	$(1,552.9)	$(2,224.4)	$29.8
Net income allocated to holders of preferred shares	22.9	32.6	34.0

Net income (loss) per GAAP in the United States available to holders of equity shares	$(1,575.8)	$(2,257.0)	$(4.2)

Weighted average number of equity shares outstanding (in millions):
Basic and diluted	182.6	131.9	131.4

Loss per share as adjusted per GAAP in the United States:
Basic and diluted	$(8.63)	$(17.11)	$(0.03)

(i)
Convertible senior subordinated notes

Under Canadian GAAP, the equity component of the convertible notes is recorded under shareholders' equity as contributed surplus. The difference between the carrying amount of the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Corporation is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not permitted, no imputed interest is needed in relation

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

30.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Continued)

  to the equity component and the gain (loss) on repurchase is recorded through income in the period of extinguishment. In June 2007, the Corporation redeemed all of its outstanding convertible senior subordinated notes. As a result the convertible feature portion which was previously reported as contributed surplus is reported to retained earnings for Canadian GAAP.

(ii)
Accounting for derivative instruments and hedging activities

Under GAAP in the United States, Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value.

In accordance with SFAS 133, for derivative instruments designated as fair value hedges by the Corporation, such as certain interest rate swaps and forward exchange contracts, changes in the fair values of these derivative instruments are substantially offset in the statement of income by changes in the fair values of the hedged items.

For derivative instruments designated as cash flow hedges by the Corporation, such as certain forward exchange contracts and natural gas swap contracts, the effective portions of these hedges are reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portions of these hedges are recognized in the statement of income each period.

Under Canadian GAAP prior to January 1, 2007, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, the standards for hedge accounting under Canadian GAAP have been harmonized to those prescribed by SFAS 133 and the differences recognized in prior periods have been eliminated.

Prior to 2008, certain embedded derivatives, such as early prepayment options included in some of the Corporation's borrowing agreements, did not meet the criteria to be considered closely related to their host contracts and were required to be recorded separately at their fair values with changes recognized to earnings, for GAAP in Canada. Under GAAP in the United States, these embedded derivatives were considered to be clearly and closely related to the underlying debt and changes to their fair values were not recorded to earnings.

(iii)
Reduction of a net investment in a foreign operation

Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under GAAP in the United States, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation, a sale or partial sale of a net investment in a foreign operation.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

30.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Continued)

(iv)
Sale-leaseback transactions

For Canadian GAAP purposes, the Corporation uses the sale-leaseback method of accounting for sales and leaseback transactions that transfer substantially all the risks and rewards of ownership to the buyer-lessor, whereby a sale is recorded, the asset is removed from the balance sheet, and the leaseback is accounted for as an operating or a capital lease when certain criteria are met. Any gain on sale is generally deferred and amortized over the lease term. Profit is recognized to the extent that the gain exceeds the net present value of the minimum lease payments. A loss on the sale is recognized immediately if the sale and leaseback transaction is established above fair value and the excess of the sales price over fair value should be deferred and amortized over the lease term.

Under GAAP in the United States, if the criteria for sale and leaseback accounting are met, any profit or loss on a sale consummated at fair value is generally deferred and amortized in proportion to the amortization of the leased asset for a capital lease and in proportion to the related gross rental charges for an operating lease. In evaluating whether the criteria for sale and leaseback accounting are met under GAAP in the United States, any form of continuing involvement with the property, other than a normal leaseback, precludes the recognition of a sale and results in accounting for the transaction as a financing and the property continues to be shown as an asset of the Corporation until the conditions for sales recognition are met.

As a result of these differences, the gain that was deferred under Canadian GAAP at the date of a sale and leaseback transaction completed during 2007 with a company then under common control was reversed under GAAP in the United States. The difference in retained earnings and net income is comprised of the amortization related to reinstated property and imputed interest calculated on the borrowing recorded under GAAP in the United States as compared to lease payments recognized under Canadian GAAP.

(v)
Inventories

For Canadian GAAP purposes, effective January 1, 2008 the Corporation adopted CICA handbook section 3031 Inventories, resulting in adjustments to the measurement and allocation of the cost of inventories. Under GAAP in the United States, no changes regarding the recognition and measurement of inventories took place. An amount of $8.9 million of the adjustment under GAAP in the United States was related to the European segment at the time of its disposal (Note 9).

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

30.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Continued)

(vi)
Income taxes

This adjustment represents the tax impact of differences between Canadian GAAP and GAAP in the United States.

(b)
Effect on consolidated balance sheets

    The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	2008		2007
	Canada	United States	Canada	United States
Assets
Inventories(a)(vi)	233.9	252.2	368.1	368.1
Current future income taxes(a)(v)	13.9	13.6	28.6	30.5
Property, plant and equipment(a)(iv)	1,161.0	1,200.9	2,009.0	2,067.0
Long-term future income taxes(a)(v)	5.8	5.8	11.2	37.4
Other assets(a)(ii)(iv)(b)(i)(iv)	334.3	188.6	222.8	109.5
Liabilities and Shareholders' Equity
Trade payables and accrued liabilities(a)(ii)(b)(i)(v)	480.3	487.7	1,008.1	1,019.6
Income and other taxes payable(b)(v)	40.7	15.6	39.8	12.7
Long-term debt(a)(ii)(b)(iv)	60.8	101.8	1,313.6	1,374.7
Other liabilities(a)(ii)(iv)(b)(i)(v)	246.4	521.8	363.4	489.7
Long-term future income taxes(a)(v)	43.1	12.5	132.2	102.6
Preferred shares(b)(iii)	35.1	—	178.5	—
Capital stock(b)(ii)(iii)	1,595.2	1,545.3	1,457.4	1,543.0
Contributed surplus(a)(i)(v)	103.2	103.0	102.1	101.9
Retained earnings (deficit)(a)(b)(i)(ii)(iii)	(3,490.0)	(3,382.8)	(1,813.3)	(1,819.6)
Accumulated other comprehensive income (loss)(c)	236.9	(140.8)	(179.2)	(275.3)

(i)
Pension and post-retirement plans

Under GAAP in the United States, Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158") was issued in 2006 and requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss. Under Canadian GAAP, a company is not required to recognize the over- or unfunded positions.

Furthermore, on January 1, 2008, the Corporation adopted the provision of statement No.158, in relation to changes to the date of measurement for defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year end statement of financial position. The Corporation elected to use the Alternative method of transition, which resulted in a change of

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

30.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Continued)

  measurement date from September 30, 2008 to December 31, 2008 and corresponding adjustments to net income (loss) of $2.5 million and deficit of $3.8 million, which reflect the additional net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2007 and January 1, 2008 (the date of adoption).

  In addition to the change in measurement date, the Corporation changed the discount rate as at December 31, 2008 to 6.1% from 7.4% at September 30, 2008, the decline reflecting current market conditions, resulting in a negative impact to Accumulated Other Comprehensive Income of $185.5 million.

(ii)
Share issue costs

Under GAAP in the United States, share issue costs are deducted from the proceeds of the capital stock issued. Under Canadian GAAP, share issue costs are included in the Retained earnings in the year in which they are incurred.

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

(v)
Income taxes

Under GAAP in the United States, FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under Canadian GAAP, current and long-term tax reserves on income and non-income based taxes are recorded under income tax payable and future tax liabilities, respectively. Under GAAP in the United States, the liability for unrecognized benefits shall not be combined with deferred tax liabilities or assets.

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

30.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Continued)

  (c)
  Comprehensive income

    The application of GAAP in the United States would have the following effects on the consolidated statements of comprehensive income:

	2008	2007	2006
Comprehensive income (loss), as reported in the consolidated statements of comprehensive income per Canadian GAAP	$(1,243.2)	$(2,290.0)	$48.3
Adjustments to net income (loss) as per (a) above	106.4	(24.0)	1.5
Adjustments to other comprehensive income:
Gain (loss) on hedging activities	—	—	(21.4)
Pension and other post-retirement benefits(b)(i)	(175.8)	115.3	1.3
Foreign currency translation(a)(iii)(b)(iii)	(106.0)	18.8	(44.6)
Income taxes(a)(v)	—	(35.9)	0.7

Comprehensive income (loss), as adjusted per GAAP in the United States	$(1,418.6)	$(2,215.8)	$(14.2)

  (d)
  Accumulated other comprehensive income

    The application of GAAP in the United States would have the following effects on accumulated other comprehensive income:

	2008	2007
Accumulated other comprehensive income (loss), as reported per Canadian GAAP	$236.9	$(179.2)
Adjustments:
Pension and postretirement benefits(b)(i)	(385.3)	(209.5)
Foreign currency translation	(52.2)	53.6
Income taxes(a)(v)	59.8	59.8

Accumulated other comprehensive (loss), as adjusted per GAAP in the United States	$(140.8)	$(275.3)

  (e)
  Statements of cash flow

    The adjustments to comply with GAAP in the United States for the years ended December 31, 2008, 2007, and 2006 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities, and cash used in investing activities.

31.   Restrictions which Limit the Payment of Dividends by the Corporation

  During the pendency of the Insolvency Proceedings, and as debtor in possession, the Corporation is generally able to exercise control over the conduct of its business and that of its subsidiaries in

QUEBECOR WORLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

31.   Restrictions which Limit the Payment of Dividends by the Corporation (Continued)

  the normal course. However, the Corporation is subject to the following restrictions on its ability to pay dividends and to make inter-company transfers of funds in the form of loans and advances:

  •
  under the Corporation's corporate statute, the Canada Business Corporations Act (or "CBCA"), the Corporation is prohibited from paying dividends if, after the payment, it would be unable to pay its liabilities as they become due; thus, while the Insolvency Proceedings are underway, the Corporation is effectively prohibited by the CBCA from paying dividends;

  •
  under the Canadian Proceedings, the Corporation may not pay any dividends nor make any inter-company transfers of funds in the form of loans and advances unless authorized by the Court; and

  In addition, the U.S. subsidiaries are subject to the following restrictions on their ability to pay dividends and to make inter-company transfers of funds in the form of loans and advances:

  •
  as a general matter, under the various corporate statutes governing the U.S. Subsidiaries, a company may not pay dividends if it is insolvent at the time the dividend is declared or if the payment of the dividend would make such company insolvent; thus, while the Insolvency Proceedings are underway, the U.S. Subsidiaries are effectively prohibited from paying dividends;

  •
  under the U.S. Proceedings and the U.S. Bankruptcy Code, the U.S. Subsidiaries may not pay any dividends nor make any inter-company transfers of funds in the form of loans and advances without the U.S. Court's prior approval; and

  The Corporation and the U.S. Subsidiaries are also precluded from servicing or paying interest on their outstanding pre-filing debt under each of the Quebec Superior Court and U.S. Court orders, as well as under the DIP Credit Agreement.

  Information on the nature of restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the Corporation in the form of cash dividends, loans or advances and the amounts of restricted net assets (as defined in Rule 4-08(e) of Regulation S-X) of unconsolidated and consolidated subsidiaries, disclosed separately, as well as condensed parent company financial information (or "Schedule I information"), is generally required when the Corporation's proportionate share of restricted net assets exceeds 25% of total consolidated net assets. The purpose of this disclosure is to provide information on restrictions which limit the payment of dividends by the Corporation.

  The Corporation has not provided detailed information on restricted net assets and the Schedule I information because, as discussed above, it is precluded by the CBCA from paying dividends to its shareholders and, as a debtor in possession during the pendency of the Insolvency Proceedings, effectively precluded from servicing its outstanding pre-filing debt. Any other restrictions, such as those in the Corporation's pre-filing debt instruments and agreements and the restrictions on the ability of its U.S. subsidiaries to pay dividends, and the absence of such restrictions on the Corporation's Latin American subsidiaries, are not significant, and in the Corporation's view detailed information on restricted net assets and condensed parent company financial information is not relevant to the users of the Corporation's financial statements in light of the Insolvency Proceedings.