Form 40-F
period 2009-12-31
WORLD COLOR PRESS INC.
filed 2010-03-01
CIK 1003470

Use these links to rapidly review the document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009	Commission file number 1-14118

WORLD COLOR PRESS INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

CANADA
(Province or other jurisdiction of incorporation or organization)

2750
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

999 de Maisonneuve Blvd. West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4
Tel: (514) 877-5334
(Address and telephone number of Registrant's principal executive offices)

WORLD COLOR (USA) CORP.
150 East 42nd Street, 11th floor
New York, New York 10017
Telephone: (212) 754-2777
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information form                        ☒ Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

73,285,000 Common Shares
12,500,000 Class A Convertible Participating Preferred Shares
10,723,019 Series I Barrier Warrants
10,723,019 Series II Barrier Warrants

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

Yes ☒                        No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐                        No ☐

  Material included in this annual report on Form 40-F:

1.
The Annual Information Form for the year ended December 31, 2009 of World Color Press Inc. (the "Registrant") dated March 1, 2010.

2.
Management's Discussion and Analysis of Financial Condition and Results of Operation of the Registrant for the year ended December 31, 2009 (the "Management's Discussion and Analysis") and the Audited Consolidated Financial Statements of the Registrant as at December 31, 2009 and 2008, and for the seven months ended July 31, 2009 (fresh-start reporting date) and the five months ended December 31, 2009, and for each of the years in the two-year period ended December 31, 2008.

*****************

Disclosure Controls and Procedures

Members of management, at the direction (and with the participation) of the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act and in National Instrument 52-109 adopted by the Canadian Securities Administrators), as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Registrant's disclosure controls and procedures were effective as of December 31, 2009.

Management's Annual Report on Internal Control over Financial Reporting

The report of management on the Registrant's internal control over financial reporting is located under the heading "Management's Report on Internal Control Over Financial Reporting" on page 56 of the Management's Discussion and Analysis included in this annual report on Form 40-F and is incorporated herein by this reference.

Attestation Report of the Registered Public Accounting Firm

The Registrant's independent registered public accounting firm that audited the financial statements included in this annual report on Form 40-F, has issued an attestation report expressing an opinion on the Registrant's effectiveness of internal control over financial reporting as at December 31, 2009, which report is located under the heading "Report of Independent Registered Public Accounting Firm" on page 3 of the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2009. This attestation report expresses an opinion that the Registrant maintained effective internal control over financial reporting as of December 31, 2009.

Changes in Internal Controls Over Financial Reporting

Based on management's evaluation, the Registrant has identified changes that occurred during the period covered by this annual report on Form 40-F that materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting. These changes related to the hiring of new employees to perform accounting and finance functions, contracting external consultants to assist with accounting issues, implementing a post-mortem process to review the previous financial quarter close process issues, and training financial reporting and other key personnel on various accounting topics, each as described under the heading "Material Changes in Internal Control over Financial Reporting" on page 57 of the Management's Discussion and Analysis included in this annual report on Form 40-F, which is incorporated herein by this reference.

Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's audit committee are Mr. Raymond J. Bromark (Chair), Gabriel de Alba, James J. Gaffney and David L. McAusland.

Audit Committee Financial Expert

The Board of Directors of the Registrant has reviewed the definition of "audit committee financial expert" under paragraph 8(b) of General Instruction B to Form 40-F and determined that the Registrant has at least one audit committee financial expert. The name of the audit committee financial expert of the Registrant is Raymond J. Bromark. All members of the Audit Committee are "independent" within the meaning of Section 303A.06 of the New York Stock Exchange Standards.

The Commission has indicated that the designation of Mr. Bromark as the audit committee financial expert of the Registrant does not (i) make Mr. Bromark an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Bromark that are greater than those imposed on him as a member of the audit committee and the Board of Directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the Board of Directors.

Code of Ethics

We have adopted a Code of Business Conduct (the "Code"), which governs the behavior of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code is given to all the employees of the Registrant and its subsidiaries. Upon being hired, all employees must sign a declaration confirming that they have read the Code and undertaking to comply therewith.

The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through an ethics line or other internal mechanism. The Vice President, Internal Audit provides reports, on a regular basis, to the Audit Committee on departures from the Code that have been brought to his attention through the whistleblower program (i.e. the confidential ethics line and secured website that is operated by an independent third party) or through such other internal mechanisms described in the Code and the steps taken by the Registrant to deal with the non-compliance issues. The Chairman of the Audit Committee informs the Board of Directors thereof at each regular meeting of the Board of Directors. In December 2009, all the employees of the Registrant and its subsidiaries signed a declaration acknowledging that they have received the new version of the Code, that they have read and understood the provisions of the Code and that they agree to comply therewith.

In March 2009, our Board of Directors adopted a Specific Code of Ethics Governing Financial Officers (the "Specific Code of Ethics"), which applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Specific Code of Ethics supplements, but does not replace, the Code of Business Conduct by emphasizing certain standards applicable to financial officers, particularly with respect to the integrity of the Registrant's financial documents. Violations of the Specific Code of Ethics may be reported either through the whistleblower program or up the hierarchy of authority to the Chief Financial Officer, who would then be required to report all such violations to the Audit Committee.

Also, complaints about accounting, internal accounting controls or auditing matters can be confidentially submitted to the Registrant through the whistleblower program.

Copies of both the Code of Business Conduct and the Specific Code of Ethics are available on the Registrant's web site at www.worldcolor.com under the "Investors" Tab. Paper copies are also available without charge upon request from the Corporate Secretary of the Corporation.

Principal Accountant Fees and Services

Fees payable to the Registrant's external auditor, KPMG LLP, for the years ended December 31, 2009 and December 31, 2008, totaled $9,607,000 and $10,992,000, respectively, as detailed in the following table:

Fees	Financial Year Ended December 31, 2009	Financial Year Ended December 31, 2008
Audit Fees(1)	US$ 5,486,000	US$ 6,930,000
Audit-Related Fees(2)	US$ 1,755,000	US$ 1,418,000
Tax Fees(3)	US$ 2,155,000	US$ 2,483,000
All other Fees(4)	US$ 211,000	US$ 161,000

TOTAL FEES:	US$ 9,607,000	US$ 10,992,000

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

(2)
Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditors, and include consultations concerning financial accounting and reporting standards on proposed transactions; due diligence or accounting work related to business combinations; and employee benefit plan audits.

(3)
Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.

(4)
All Other Fees include fees billed for training and translation services, as well as advice with respect to our internal controls over financial reporting and disclosure controls and procedures.

Pre-approval policies and procedures

The Audit Committee has established a list of non-audit services that are deemed inconsistent with the independence of auditors under applicable laws and regulations in respect of which we may not engage our external auditors. The Audit Committee has also adopted an "Approval Policy for Services Provided by the External Auditor" (the "Approval Policy") pursuant to which, subject to certain limitations, the Chairman of the Audit Committee may retain our external auditors for certain audit and non-audit services, provided, however, that the external auditors' estimated fees may not exceed $100,000 per project. All other projects that are expected to entail fees of over $100,000 must be approved by the Audit Committee either at its next meeting or by way of written resolution. The Chairman of the Audit Committee reports to the Audit Committee, on a quarterly basis, on all projects approved under the Approval Policy. The Approval Policy is reviewed by the Audit Committee on an annual basis.

For each of the years ended December 31, 2009 and 2008, none of the non-audit services described above were approved by the Audit Committee pursuant to the "de minimis exception" to the pre-approval requirement for non-audit services provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

As disclosed on page 48 of the Management's Discussion and Analysis for the year ended December 31, 2009 included in this annual report on Form 40-F and incorporated herein by reference, other than lease commitments, the Registrant has no significant off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table sets forth the Registrant's contractual obligations as at December 31, 2009:

Contractual Obligations
(in millions)

Contractual Obligations	2010	2011	2012	2013	2014	2015 and thereafter	Total
Credit Facility(1)	2	41	406	–	–	–	449
Unsecured notes to be issued	–	–	–	46	–	–	46
Other long term debt	4	1	1	1	–	–	7
Capital leases	14	15	14	13	13	1	70
Interest payments on other long-term debt and capital leases(2)	6	5	3	1	1	–	16
Interest payments on Credit Facility(2)	40	39	23	–	–	–	102
Operating leases	46	33	29	25	19	79	231
Capital asset purchase commitments	23	5	–	–	–	–	28
Dividend on Preferred shares	5	–	–	–	–	–	5
Preferred shares(3)	–	–	–	–	–	–	–

Total contractual cash obligations	$140	$139	$476	$86	$33	$80	$954

(1)
Assumes mandatory repayments and no exercise of the prepayment option by the Registrant and no repayment under the mandatory excess cash flow repayment clause.

(2)
Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, assuming no repayment under the mandatory excess cash flow repayment clause, and using the outstanding balance as at December 31, 2009.

(3)
Assumes no exercise of the prepayment option by the Registrant. In the event the holders exercise their conversion option, there would be no cash outflows for the portion converted.

For more information about the Registrant's contractual obligations as at December 31, 2009 (as well as for definitions of terms used in the table above), see Management's Discussion and Analysis included in this annual report on Form 40-F and incorporated by reference herein and, in particular, the Section entitled "Contractual Obligations" on page 48 of the Management's Discussion and Analysis.

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

Registrant:	WORLD COLOR PRESS INC.

By:	/s/ Marie-É. Chlumecky Marie-É. Chlumecky Corporate Secretary
Date:	March 1, 2010

WORLD COLOR PRESS INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2009

March 1, 2010

i

ii

INTRODUCTORY NOTE

Unless otherwise indicated or the context suggests otherwise, all references in this Annual Information Form to "we", "our", "us", the "Company" or "Worldcolor" are to World Color Press Inc., the successor corporation to Quebecor World Inc. following its reorganization and emergence from bankruptcy, and includes its consolidated subsidiaries. All references in this Annual Information Form to "QWI", are to Quebecor World Inc., the predecessor corporation of Worldcolor, and includes its consolidated subsidiaries.

Unless otherwise indicated (a) all references to "dollars" and "$" are to U.S. dollars (b) all references to "Cdn$" are to Canadian dollars; (c) all references to "€" are to euros; and (d) the information presented in this Annual Information Form is given as at December 31, 2009.

OUR COMPANY

Our History

QWI was incorporated on February 23, 1989 pursuant to the Canada Business Corporations Act (the "CBCA") under the name "Quebecor Printing Inc." ("Quebecor Printing"). QWI was formed to consolidate the assets constituting what was then the printing division of its parent, Quebecor Inc.

On January 1, 1990, QWI's predecessors, Quebecor Printing, Quebecor Printing Group Inc., Quebecor Printing (Canada) Inc., 166599 Canada Inc., Ronalds Printing Atlantic Limited and 148461 Canada Inc. amalgamated under the name "Quebecor Printing Inc." pursuant to the CBCA. This corporate reorganization was undertaken to consolidate the assets of the printing sector of Quebecor Inc., QWI's controlling shareholder, which, prior to such reorganization, consisted of a number of divisions and subsidiaries.

On October 8, 1999, Quebecor Printing acquired all of the outstanding shares of World Color Press Inc. by way of merger and, on April 25, 2000, Quebecor Printing changed its name to "Quebecor World Inc." by filing articles of amendment to its certificate of amalgamation under the CBCA.

On July 21, 2009, QWI implemented a plan of reorganization and compromise (the "Plan") and successfully emerged from protection under the Companies' Creditors Arrangement Act (Canada) and under Chapter 11 of the U.S. Bankruptcy Reform Act of 1978, as amended and codified in Title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code"). In connection with QWI's exit from protection and as part of the implementation of the Plan, QWI filed, on July 21, 2009, articles of reorganization to effect, among other things, a change in its name to "World Color Press Inc.".

On January 25, 2010, Worldcolor and Quad/Graphics, Inc. ("Quad/Graphics") entered into a definitive arrangement agreement (the "Arrangement Agreement"), pursuant to which, subject to the terms and conditions set forth therein, Worldcolor will amalgamate with a subsidiary of Quad/Graphics (the "Quad/Graphics Transaction"). The Quad/Graphics Transaction is being undertaken by way of a plan of arrangement of Worldcolor pursuant to the terms of the CBCA and is expected to close in the summer of 2010, subject to certain regulatory approvals and other closing conditions.

The registered and head office of Worldcolor is located at 999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada H3A 3L4. Our telephone number is (514) 877-5334 and our website address is www.worldcolor.com. Any information or documents on our website are not, however, included in, nor shall any of such information or documents be deemed to be incorporated by reference into, this Annual Information Form.

 Our Subsidiaries

The following organizational chart shows the principal subsidiaries of the Company, along with their governing jurisdiction and the Company's ownership interest in each such subsidiary. Subsidiaries whose total assets and revenues represented (a) individually, less than 10% of consolidated assets and revenues of the Company as at and for the financial year ended December 31, 2009 and (b) in the aggregate, less than 20% of consolidated assets and revenues of the Company as at and for the financial year ended December 31, 2009 have not been included.

OUR BUSINESS

Worldcolor is a commercial printer that provides high-value, complete market solutions, including pre-print, print and post-print services to leading retailers, branded goods companies, cataloguers and publishers of magazines, books, directories and other printed media. With a presence in North American and Latin American countries (which, for the purposes of this Annual Information Form, include Mexico), Worldcolor is able to serve customers on a regional, national and international basis.

Worldcolor operates in a dynamic, highly fragmented and competitive printing industry and has established market-leading positions in the segments that it serves through a combination of building long-term partnerships with the world's leading print media customers, investing in key strategic technologies and expanding the scope of its product offerings and geographical presence through strategic acquisitions. The customers of Worldcolor include many of the largest publishers, retailers and cataloguers in the geographic areas in which it operates. With respect to retail inserts, Worldcolor's customers include CVS Caremark Corporation and Wal-Mart Stores Inc. Worldcolor prints catalogues for customers such as Bass Pro Shops Canada, Inc. and Limited Brands Inc. (Victoria's Secret).

Worldcolor's book publishing customers include Harlequin Enterprises Limited, The McGraw-Hill Companies, Inc., Pearson Education Inc., Simon & Schuster, Inc., The Reader's Digest Association Ltd. and Thomas Nelson, Inc. Worldcolor prints magazines for publishers including Hachette Filipacchi Media U.S., Inc., Source Interlink Media, LLC, The Reader's Digest Association Ltd. and Wenner Media LLC. Worldcolor's directories customers include Dex One Corporation, Yellow Book USA, Inc. and Yellow Pages Group Limited.

As at the date of this Annual Information Form, the Company, together with its corporate office located in Montreal, Quebec, Canada, has 80 printing, distribution and office facilities located in North America and Latin America. In the United States, Worldcolor is the second largest commercial printer with 57 facilities in 26 states. The Company is the second largest commercial printer in Canada with 15 premises in five provinces through which the Company offers a diversified mix of printed products and related value-added services to the Canadian and international markets. The Company is also a leading commercial printer in Latin America, with eight facilities in Argentina, Brazil, Chile, Colombia, Mexico and Peru.

Overview of Our Industry

Commercial printing is a highly fragmented industry, and, in particular, the North American and Latin American printing industries are very competitive. The 400 largest printers represent approximately 35% of the overall market, according to the Printing Impressions PI400 and the Printing Industries of America/Graphic Arts Technical Foundation (PIA/GATF) 2008 Print Market Atlas. Printing is one of the largest industries in the United States, with more than 640,000 employees and nearly 30,000 firms generating an estimated $168 billion in annual sales, according to PIA/GATF 2008 Print Market Atlas. According to the PIA/GATF 2008 Print Market Atlas, the U.S. general commercial printing sector is estimated to generate approximately $79 billion in sales annually.

Commercial printers tend to compete based on a number of factors including price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. Very small competitors may be limited to servicing customers for a specific product category within a regional market. Mid-size to large commercial printers with greater geographic coverage, such as us, have the ability to serve national and international customers across multiple print service categories.

In addition, technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the increased use of the internet and the electronic distribution of media content, documents and data. While the acceleration of consumer acceptance of such electronic media will probably continue to increase, we believe that the value and role of printed media should continue to play a strong role in marketing, advertising and publishing because, in our view, print media is an efficient and effective vehicle to market and advertise products. We believe that in a multichannel marketing strategy, print should continue to play a key and important role. We further believe that a significant percentage of the purchases over the internet are based upon a buying decision based upon a catalogue or retail insert, and that print plays a synergistic role with many of the new technologies.

Description of Business

We operate in the commercial printing segment of the printing industry and our business segments are located in two main geographical regions: North America and Latin America.

North America

In the United States, Worldcolor is the second largest commercial printer with 57 facilities. The Company is a leader in the printing of books, magazines, directories, retail inserts, catalogues and direct mail.

The Company is the second largest commercial printer in Canada. It offers publishers and retailers a coast-to-coast manufacturing platform of 14 facilities so customers are able to print closer to the end user, reducing distribution costs and cycle times. The Company is the leader in Canada in the production of retail inserts and directories and one of the leaders in the production of magazines, catalogues, books and direct mail products. Customers include many of Canada's leading publishers and retailers, including Canadian Tire Corporation, Limited, RONA Inc., Canada Wide Media Limited, The Jean Coutu Group (PJC) Inc., Dell Canada, Inc., Best Buy Canada Ltd., Staples, Inc. and The Home Depot, Inc.

Latin America

The Company is a leading commercial printer in Latin America with eight facilities operating in Argentina, Brazil, Chile, Colombia, Mexico and Peru. It produces magazines, catalogues, retail inserts, books and directories for leading local, regional and international publishers and retailers. The Company provides a digitally linked network of facilities. The Company's Latin American platform serves as a competitive alternative source to Asia in the printing of books for shipment to North America. It is also well positioned to service North American book publishers in the printing of books for which time-to-market is not as significant a factor. Customers include, among others, Santillana, Carvajal, Falabella, Telmex, Editora Abril, YELL, Televisa, Wal-Mart Stores Inc. and Thomas Nelson Inc.

Print Services

The Company carries out international commercial printing operations, and offers to its customers a broad range of print and related communication services such as Marketing Solutions (retail inserts, catalogues and direct mail), Publishing Services (magazines, books and directories) and Logistics-Premedia (logistics, pre-media and other value-added services).

Revenues by print service are as follows (dollar figures are in millions):

	Worldcolor		QWI
	Five months ended December 31, 2009		Seven months ended July 31, 2009		Year ended December 31, 2008		Year ended December 31, 2007
Marketing Solutions	$627	46.9%	$742	42.8%	$1,867	46.4%	$2,279	49.0%
Publishing Services	$566	42.3%	$810	46.7%	$1,685	42.0%	$1,842	39.6%
Logistics, Premedia and Other	$144	10.8%	$183	10.5%	$465	11.6%	$534	11.4%

Total	$1,337	100.0%	$1,735	100.0%	$4,017	100.0%	$4,655	100.0%

Retail Inserts

Our major retail insert customers include some of the largest retailers in North America and Latin America, such as CVS Caremark Corporation and Wal-Mart Stores Inc. We believe that we are a leading retail insert printer in North America.

Catalogues

We are one of the largest printers of catalogues in the United States. Our catalogue customer base includes Bass Pro Shops Canada, Inc. and Limited Brands Inc. (Victoria's Secret). We offer special catalogue services, such as list services, to help customers compile effective lists for distribution, co-mailing, co-stitching and selective-binding capacity, as well as providing ink-jet addressing and messaging to personalize messages for each recipient. These and other value-added services allow our customers to vary catalogue content to meet their customers' demographic and purchase patterns. Our geographic reach also allows us to offer our customers one-stop shopping for all of their catalogue needs.

Direct Mail

We are a U.S. industry leader in direct mail production. Two of our facilities, located in Atlanta, Georgia and Effingham, Illinois, are direct mail facilities that provide complete direct mail production services from the data programming stages through to bulk mailing. We can produce everything from traditional direct mail packages to complex personalized in-line finished packages. Approximately 90% of the manufacturing (except for conventional envelopes) is done in-house thereby streamlining the production process and reducing cycle time and transportation costs. Our sophisticated inkjet imaging technology allows us to apply variable messages in up to sixteen different locations on a single printed piece and in virtually any font or color with resolutions of up to 240 dpi.

Furthermore, we have the capability to combine and coordinate all the pieces of multi-component marketing materials in virtually one pass through the press. By combining these features with our highly complex in-line imaging capability, we can provide clients with more targeted and personalized marketing vehicles.

Books

We are a North American industry leader in U.S. book manufacturing. We print books for many of the world's leading publishers, including Harlequin Enterprises Limited, The McGraw-Hill Companies, Inc., Pearson Education Inc., Simon & Schuster, Inc., The Reader's Digest Association Ltd. and Thomas Nelson, Inc. We are an industry leader in the application of new technologies for book production, including electronic pre-media, information networking and digital printing. The Company serves more than 500 book publishing customers internationally.

In keeping with our full-service approach, we also provide on-demand digital printing services for small quantities of books, brochures, technical documents and similar products to be produced quickly and at a relatively low cost.

Magazines

We are one of the leading printers of consumer magazines in the United States. We print more than 1,000 magazine titles, including industry leading titles such as Elle for Hachette-Filipacchi Media U.S., Inc., Maxim for Alpha Media, Motor Trend, Automobile, Hot Rod, Surfing, Soap Opera Weekly and Power & Motoryacht for Source Interlink Media, LLC, The Family Handyman and Weekly Reader for The Reader's Digest Association Ltd., Forbes for Forbes, Inc., ESPN The Magazine for Walt Disney Co., In Touch Weekly for Bauer Publishing, and Rolling Stone, US Weekly and Men's Journal for Wenner Media LLC. We operate an international print platform with operations in the United States, Canada and Latin America. We also produce magazine titles such as Fortune, Money, Southern Living, Cooking Light, Coastal Living and People en Español.

We have invested in pre-media and post-press technology to enhance our ability to service this market by providing publishers with before and after print services. Our co-mailing and other logistics services help publishers reduce costs and improve distribution. Our facilities have selective-binding and ink-jet-imaging capabilities and can utilize our mail analysis system capabilities for the production of medium to long-run magazines.

Directories

Based on an analysis of printed pages for each of the large directory publishers and their respective printers, Worldcolor is the largest printer of directories in Canada and Latin America and the second largest printer of directories in the United States. We print directories for some of the largest directory publishers in the world, including Dex One Corporation, Yellow Book USA, Inc., in the United States and the Yellow Pages Group Limited.

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

We provide logistics and mail list services for both ourselves as well as third-party customers, and we manage distribution and mailing services for catalogues, direct mail, magazine (subscriber copies and newsstand), newspaper inserts, books and bulk printed products. We use scale to consolidate volume and a comprehensive menu of electronic tracking options to efficiently plan all deliveries. Additionally, we provide customized, flexible mailing strategies based on customers' specific in-home delivery requirements.

Our Employees

As of February 10, 2010, we employed approximately 16,000 people in Canada and the United States, of which approximately 34% are represented by a labour organization. The Company had 36 collective bargaining agreements in Canada and the United States as of February 10, 2010. As of February 10, 2010 the Company employed approximately 2,400 people in Latin America, the majority of which are either governed by agreements that apply industry-wide, by a collective agreement or through works councils or similar arrangements.

 Property, Plants and Equipment

Our corporate offices, comprising 38,161 square feet, are located in a leased space at 999 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H3A 3L4. We own or lease 57 facilities in the United States, 15 premises in Canada (including the corporate head office) and eight facilities in Latin America. Many of these facilities have multiple buildings and warehouses. Our facilities occupy approximately 17.2 million square feet of premises in the United States, approximately 2.1 million square feet in Canada and approximately 1.3 million square feet in Latin America.

The following table summarizes the locations of our printing, distribution and office facilities:

Location	# of Facilities
United States
Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Iowa, Kentucky, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Tennessee, Texas, Virginia and West Virginia	57
Canada
Alberta, British Columbia, Nova Scotia, Ontario and Quebec	15	(1)
Latin America
Argentina, Brazil, Chile, Colombia, Mexico and Peru	8

Total:	80

(1)
Including the corporate head office located in Montreal, Canada.

Manufacturing and Technology

Description of Manufacturing Processes and Equipment

We use a variety of printing processes to meet our customers' needs, utilizing a mixture of established and modern technologies to provide them with end-to-end solutions across both printed and electronic media. Technological advances have increased both the speed and efficiency of traditional printing processes, but most importantly have integrated print into a larger offering encompassing various parts of the internet, such as email and micro sites, and non-traditional printing processes, such as inline co-mailing.

Through the use of digital pre-media, the internet, and our own network we are able to link our manufacturing processes, whether print or new media, across our platform. This allows the customer to benefit from high speed, efficiency and accuracy in our manufacturing processes, while we are able to locally deliver the product to the customer's desired end-use markets.

Technology

We cooperate with large suppliers in the area of research and development of new printing technologies, materials and processes. Our capital-improvement programs include adding, replacing and upgrading existing equipment. We may re-allocate, re-purpose, move and de-commission a certain number of our presses with a view to maximizing the efficient use of our equipment and technology.

Pre-media has continued to adapt to ever changing technology advancements and embrace web-enabled digital workflows as part of our offerings to customers. The latest hardware and software solutions help drive the services upstream in the creative process and downstream to print and web media options. We have deployed content management systems and services to bridge the information to multiple media channels. We have been an industry leader in bringing new on-line imaging services in conjunction with traditional pre-media services and color management, which streamline the production of pages for print. Migration to a complete portable data format, also known as PDF, simplifies and standardizes the process. We also believe that we have established one of the industry's most efficient virtual private data communications network (or VPN), capable of transmitting customer files from our pre-media centers to multiple print facility locations. Virtual Soft Proofing™ technology has allowed viewing of images and pages across the internet that will ultimately improve schedules and enable last-minute changes.

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

Sales and Marketing

Our sales and marketing activities are highly integrated and reflect an increasingly international approach to meeting customers' needs that are complemented by product-specific sales efforts. Sales representatives are located in facilities or in regional offices throughout North America and Latin America, generally close to their customers and prospects. Each sales representative has the ability to sell into any facility in our network. This enables the customer to coordinate simultaneous printing throughout our network through one sales representative and larger customers to centralize the purchase of printing services.

Purchasing and Raw Materials

The principal raw materials used in our products are paper and ink. In 2009, we spent approximately $1.0 billion on raw materials. We exercise our purchasing power to obtain pricing, terms, quality, quality control and service in line with our status as one of the largest industry customers.

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

Competitive Environment

The commercial printing business is highly competitive. Industry analysts consider most of the industry's markets to have excess capacity, and competition is significant as the industry is still in the process of consolidating. Competition is based on a number of factors including price, quality, range of services offered, distribution capabilities, customer service and availability of printing time on appropriate equipment.

 Seasonality of Our Business

Operations in the print business follow a seasonal pattern, with the majority of our historical operating income during the past five financial years being realized in the second half of the financial year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalogue promotions.

Government Regulations – Environment

We are subject to various laws, regulations, permit requirements, contractual obligations, and government policies relating to the protection of the environment, including, among other things, requirements relating to the generation, storage, transportation and disposal of solid waste and to releases of various substances into the environment, including air emissions and wastewater discharges. We believe we are in compliance with applicable laws and requirements in all material respects.

We are also subject to various laws and regulations which allow regulatory authorities to compel (or seek reimbursement for) the cleanup of environmental contamination at our own sites and at off-site facilities where waste is or has been disposed of. We have established a provision for expenses associated with environmental remediation obligations, as well as other environmental matters, when such amounts can be reasonably estimated. The amount of the provision is adjusted as new information becomes known. We believe the provision is adequate to cover the potential costs associated with the remediation of environmental contamination found on-site and off-site as well as other environmental matters.

We expect to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental laws and requirements, as well as to address equipment and process upgrades over the next few years as part of an overall environmental compliance plan. For example, we have been engaged in discussions with the U.S. Environmental Protection Agency concerning compliance with the Stratospheric Ozone Protection provisions of the U.S. federal Clean Air Act found at 40 CFR Part 82 which regulate the use of chlorofluorocarbons (CFCs) and hydro chlorofluorocarbons (HCFCs) that are used as refrigerants at many of our facilities. Those discussions have culminated in a verbal agreement that is expected to lead to a written agreement that would result in increased capital and costs. Among other things, the Company has agreed to replace, retrofit or retire most of the regulated refrigeration appliances at the U.S. plants. However, we do not anticipate that maintaining compliance with these or other existing environmental requirements will have a material adverse effect upon our competitive or consolidated financial position.

We believe we have internal controls and personnel dedicated to compliance with all applicable environmental laws and that we provide for adequate monitoring and management of the environmental risk related to our operations. As of the date of this Annual Information Form, we believe that there are no new environmental matters (environmental incident, promulgation of new environmental laws and regulations, soil and groundwater contamination discovery, etc.) to be reported that could have a material impact on our operations.

\ Table of Contents

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Events Leading Up to the Proceedings

In the last several years, QWI's financial performance suffered as a result of a combination of factors, including declining prices and sales volume and a temporary disturbance caused by a major retooling of its printing operations initiated in 2002. The retooling program was aimed at upgrading QWI's equipment to reflect up-to-date technology, including the development of new printing technologies, the upgrade of existing printing assets and the further development of integrated services, to improve its efficiency and reduce costs. As part of the retooling program, QWI also closed, announced the closure of, or sold a total of, 27 facilities. By consolidating operations into fewer but larger and more specialized plants, administrative costs were significantly reduced.

A major component of the retooling program included the purchase of the latest generation web offset presses targeted towards the magazine, catalogue, retail and book platforms of QWI's U.S. operations. These new presses were meant to further improve efficiency and meet the needs of both publishers and retailers. Under this retooling program, QWI installed 20 new presses in its U.S. facilities. During this period, QWI permanently decommissioned or sold over 70 presses and relocated nearly 40 presses (excluding European operations). While it substantially completed its retooling program in North America, and achieved, and even surpassed, its cost reduction objectives, QWI was unable to meet its forecasted earnings projections. Rather, the combination of significant capital investments and continued operating losses in Europe resulted in increased financing needs.

In late 2007, QWI repurchased certain outstanding notes that were sold in private placement transactions to various investors to avoid breaching certain financial covenants, while also facing a reduction in amounts available under its syndicated credit facilities. These factors had a significant impact on QWI, and, accordingly, adversely affected its operations and financial position.

As a result of the unsuccessful efforts to obtain new financing due mainly to adverse financial market conditions and an inability to conclude a proposed sale of its European operations, as well as continued operational demands, by mid-January 2008, QWI was experiencing a severe lack of liquidity.

On January 21, 2008 (the "Filing Date"), QWI obtained an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") for itself and 53 U.S. subsidiaries (the "U.S. Subsidiaries" and, collectively with QWI, the "Applicants"). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the Bankruptcy Code ("Chapter 11") in the U.S. Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"). The proceedings under the CCAA and the proceedings under Chapter 11 are hereinafter collectively referred to as the "Proceedings". QWI's Latin American subsidiaries were not subject to the Proceedings.

Events During the Proceedings

An immediate effect of the Proceedings was the imposition of a stay of proceedings under Section 11 of the CCAA which, with limited exceptions, enjoined the commencement or continuation of all collection efforts by creditors, the enforcement of liens against property of QWI and the continuation of litigation against it.

On January 21, 2008, QWI entered into a senior secured superpriority debtor-in-possession credit agreement (the "DIP Credit Facility") between it and Quebecor World (USA) Inc. ("QWUSA"), as borrowers, the guarantors party thereto, Credit Suisse, as administrative agent, initial issuing bank and initial swing line lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as collateral agent, Morgan Stanley Senior Funding, Inc. and Wells Fargo Foothill, LLC, as co-syndication agents, Wachovia Bank, National Association, as documentation agent, and the initial lenders and the other lenders party thereto. The DIP financing was comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans (i.e. portions of the facility which the borrower may access in a more expedient manner) and issuance of letters of credit for an aggregate maximum commitment of the DIP lenders of $400 million, bearing interest at variable rates and a $600 million term loan, bearing interest at variable rates.

In June 2008, QWI decreased its number of business divisions in the U.S. from six to three and eliminated redundant positions to allow it to better serve existing and new customers through more streamlined and customer-driven operations. On June 16, 2008, QWI merged its U.S. Retail Insert, Catalogue, Sunday Magazine and Direct Mail divisions into a new integrated U.S. Marketing Solutions Group to better serve the marketing and advertising needs of its customers in multiple markets including retail, direct marketing, Sunday magazine, agency and financial services. As a result, the U.S. Marketing Solutions Group produced direct mail products, retail inserts, catalogues and Sunday Magazines in a coast-to-coast integrated network of more than 20 facilities in the United States. This operating and sales structure allowed QWI to improve its operational efficiency and enhance its integrated product offering to all its customers.

On June 17, 2008, QWI integrated its U.S. Magazine, Book and Directory Divisions into the Publishing Services Group and merged its U.S. Pre-Media and Logistics divisions into a single operating structure. The new Publishing Services Group streamlined its operations and improved services to better serve existing and new publishing customers.

The enhanced U.S. operating structure comprising the three divisions – the U.S. Marketing Solutions Group, Publishing Services Group and Pre-Media and Logistics Group – resulted in greater synergies, shared resources and faster decision-making with a focus on delivering complete value-added solutions to two principal customer bases, multi-channel marketers and publishers.

On June 26, 2008, QWI completed the sale of its European operations to Hombergh/De Pundert Group ("HHBV"), a subsidiary of Hombergh Holdings B.V. ("HHBV"), since renamed CirclePrinters Holding B.V., a Netherlands-based investment group. At the time QWI sold its European operations, they consisted of 16 printing and related facilities employing approximately 3,500 people in Austria, Belgium, Finland, France, Spain and Sweden producing magazines, catalogues, retail inserts, direct mail products, books and directories. In consideration for the assets sold, QWI received €52.2 million in cash at closing, and HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to QWI. As a result of the divestiture, the Company has been able to remain focused on its core business in the Americas and reduce the operational risks associated with the uncertainty of the long-term profitability of its European operations.

In addition to the sale of its European operations, during the course of its reorganization, QWI continuously reviewed its business to seek ways to enhance its operating efficiency, consolidate operations and dispose of unnecessary or underutilized assets. For example, during the Proceedings, QWI sold a property at 2325 Dandurand, Montreal, Canada, for $l,200,000 in connection with the closure of the operations at that facility. In addition, on August 18, 2008, QWI sold its property at 975 Gladstone Avenue, Ottawa, Canada, to Broccolini Construction (Ontario) Inc. for $3,350,000. For some years prior to the sale, QWI had not been using the Ottawa facility for its operations.

QWI also undertook various restructuring initiatives to ensure that its facilities were producing optimal pressroom efficiencies and higher returns. During 2008, the North American workforce was reduced by 2,953 employees, or 13.8%, mainly due to these restructuring initiatives. QWI reduced its workforce in most of its facilities, including its corporate offices, to align itself with current market conditions.

During 2008 and continuing in 2009, the Company undertook various other initiatives to adapt its cost structure to the rapidly changing economic environment including the following:

  •
  freezing the salaries of all non-unionized North American employees effective January 1, 2009, suspending employer's contributions to the 401(k) plans of non-unionized U.S. employees effective February 1, 2009 and reducing senior management salaries by 5%;

  •
  implementing a significant cost reduction plan in North America, effective April 19, 2009 and expected to be completed by the end of 2010. This plan includes a 10% wage reduction for non-unionized salaried and hourly employees (including sales commissions), a reduction of employees' paid vacation entitlement by one week, suspension of the employer's contributions to the 401(a) plans of non-unionized U.S. employees, standardization in pay for work on holidays to time-and-a-half, and changes to the Company's severance and overtime policies. In connection with the implementation of this cost savings plan, all the collective agreements were re-opened during the second quarter of 2009 and the Company obtained similar concessions from its unionized employees. The annual cost savings relating to these initiatives are estimated at approximately $100 million; and

  •
  implementing significant profit improvement initiatives to align the Company's costs with anticipated volume decreases. Three facilities were closed in 2008, one in April 2009 and one in July 2009. Corporate and plant staff levels were reduced by more than 13% in 2008 and were reduced a further 14% in 2009.

During the Proceedings, QWI also entered into significant new customer contracts. These include the following:

  •
  CVS Caremark Corporation.  A multi-year extension of QWI's relationship with CVS Caremark Corporation, the world's largest provider of prescription medication offerings and the leading retail pharmacy with over 6,900 stores nationwide. The extension resulted in QWI continuing to produce all of the CVS retail insert program as well as incremental volume from CVS Caremark Corporation's recent acquisition of Longs Drug Stores Corp.

  •
  Forbes, Inc.  A multi-year renewal agreement between QWI and Forbes, Inc. extending a supplier relationship that has been in place for more than 25 years. Under the new agreement, the Company will continue to print Forbes and related magazine titles well into the next decade. The agreement also covers the printing and distribution of ForbesLife and ForbesLife Executive Women, as well as related ancillary printing projects. The agreement includes pre-media and logistics services, providing Forbes with a true end-to-end service solution.

  •
  Boardroom, Inc.  A multi-year agreement between QWI and Boardroom, Inc., a Stamford, Connecticut based company. This agreement covers the printing and distribution of Boardroom, Inc.'s "Bottom Line" series of newsletters and related books and special reports and represented more than a six-fold increase in QWI's business volume with the company.

The Plan

In connection with the Proceedings, QWI developed a Canadian Plan of Reorganization and Compromise pursuant to the provisions of the CCAA (the "Canadian Plan") and the U.S. Subsidiaries developed a plan of reorganization pursuant to the provisions of the Bankruptcy Code (the "U.S. Plan" and, together with the Canadian Plan, the "Plan"). The Plan provided for the coordinated restructuring of the Applicants, the compromise of certain claims of certain of their respective creditors and a reorganization of QWI's capital structure.

On June 22, 2009, the creditors of the Applicants approved the Plan under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the "Effective Date"). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as "World Color Press Inc." on the Effective Date.

The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in QWI between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009 in accordance with Section 1625 "Comprehensive Revaluation of Assets and Liabilities" of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") under Canadian Generally Accepted Accounting Principles ("GAAP"). Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity's reorganization value of $1.5 billion to its assets and liabilities in a manner consistent with Section 1581 "Business Combinations" of the CICA Handbook.

Following implementation of the Plan, Worldcolor reorganized its capital structure. In this regard, the following securities have been (or will be issued) in exchange for $3.1 billion of liabilities subject to compromise:

  •
  new Senior Guaranteed Notes of World Color (USA) Corp. ("Worldcolor USA") to be issued in a maximum aggregate principal amount of $75 million (the "Unsecured Notes"). The Company estimates that the aggregate principal amount of the Unsecured Notes to be issued will be $43 million;

  •
  12,500,000 new convertible Class A preferred shares ("Preferred Shares");

  •
  73,285,000 new common shares ("Common Shares"); and

  •
  10,723,019 Series I Barrier Warrants ("Series I Warrants") and 10,723,019 Series II Barrier Warrants ("Series II Warrants" and, together with the Series I Warrants, the "Warrants").

In accordance with the terms of the Plan, the Common Shares, the Preferred Shares and the Warrants were issued in escrow as of the Effective Date pending the resolution of claims. The Preferred Shares were issued with a nominal value of $8.00 per share. As of February 17, 2010, 65,230,691 Common Shares, 6,158,030 Series I Warrants and 6,158,030 Series II Warrants have been released from escrow; all of the Preferred Shares have been released from escrow.

In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of QWI's senior secured debt, all of which were paid on the Effective Date. Also, the Company will make payments of approximately $60 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $12 million was paid on the Effective Date and $3 million was paid prior to December 31, 2009.

The implementation of the Plan also involved the following refinancing transactions:

  •
  repaying $587 million under the DIP Credit Facility; and

  •
  entering into a new exit financing credit facility (the "Credit Facility") of $800 million consisting of a term loan of $450 million and a revolving credit facility of $350 million.

Pursuant to the Plan, on the Effective Date, QWI's then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were cancelled for no consideration in accordance with the Articles of Reorganization that were filed with the Quebec Superior Court as one of the steps to implement the Plan.

In accordance with the Plan, claims for the recovery of amounts paid to the holders of certain senior unsecured notes and/or other creditors prior to the Filing Date as preferential or fraudulent conveyances, whether arising under the Bankruptcy Code or similar state laws, including amounts received by the Applicants on account of such claims prior to the Effective Date (such claims and amounts being collectively referred to as the "Avoidance Actions") were transferred to a trust (the "Litigation Trust") created for the benefit of creditors, as specifically provided for therein. To facilitate the implementation of the Litigation Trust, the Plan required the Company to fund a secured loan to the Litigation Trust in an amount of up to $5 million in order to pay for the costs and expenses of its administration as well as the prosecution of the Avoidance Actions. The Litigation Trust will be funded as these costs and expenses are incurred by it. The loan is secured by a pledge in favour of the Company on the Avoidance Actions and all interests thereon and other earnings, income or other assets of the Litigation Trust. The Company had funded $0.7 million of this secured loan as of December 31, 2009.

Events Following the Proceedings

In the early fall of 2009, Worldcolor announced that it had expanded its co-mail platform by opening an additional facility in Dyersburg, Tennessee, representing Worldcolor's third strategically located co-mail facility in North America. Our trio of facilities in Tennessee, Illinois and New Jersey form a regionally focused platform that reduces costly cross-country freight, increases processing capacity and boosts the overall efficiency of our co-mail network. By creating three regionally located co-mail facilities in the Midwest, Northeast and Midsouth, we are able to shift co-mail capacity closer to customers' target markets. This expanded platform offers many benefits to Worldcolor customers, including greater postal penetration, reduced cycle time and greater scheduling flexibility. Worldcolor believes that it is an industry leader in co-mail capacity with nine SIM Products' co-mail machines in all.

In late October 2009, Worldcolor and Mark Logic Corporation, a leading provider of software for information applications, announced the launch of a new online service: the Worldcolor Custom Publishing Engine. Based on the award-winning MarkLogic Server, the application allows publishers to repurpose existing content into new, targeted publications. This improves speed to market and meets the publishing industry's need for a digital solution that drives new revenues.

On November 24, 2009, the U.S. Marketing Solutions Group, the U.S. Publishing Services Group and our Canadian manufacturing operations were joined into one North American operation. This new structure is designed to streamline our operations to better serve our customers and to optimize the cost structure of our North American business. The restructuring is expected to result in further synergies, shared resources and faster decision-making to serve our customers on a North American-wide basis.

To better align our costs with current market conditions, in December 2009 we completed the closure of our Dallas, Texas and Olive Branch, Mississippi facilities.

Since the Effective Date, Worldcolor also entered into new, significant customer contracts, including the following:

  •
  ESPN The Magazine.  A multi-year agreement between Worldcolor and ESPN The Magazine to continue printing ESPN The Magazine into the next decade. ESPN The Magazine is a bi-weekly sports news magazine with a rate base circulation of more than two million and a total audience readership of more than 14 million. It has been one of the fastest growing high-circulation magazines over the last five years.

  •
  USA WEEKEND.  A multi-year contract extension between Worldcolor and long-time customer, USA WEEKEND. Under the terms of this agreement, Worldcolor will continue to produce the majority of USA WEEKEND's weekly Sunday magazine through October 2015, extending a 24-year relationship. Worldcolor has produced USA WEEKEND Sunday magazine each week since 1985.

14

  •
  Macmillan Publishers, Inc..  A multi-year agreement between Worldcolor and Macmillan Publishers, Inc.'s New York-based U.S. operations involving the printing, over the term, of approximately 800 million major trade bestsellers, textbooks and mass market (paperback) books, based on current projections. Also included in the agreement are related warehousing and distribution services. The contract, which is one of the largest book printing agreements in North America, renews and expands a long-running service relationship with the publisher, whose signature imprints include many of the best known names in book publishing such as St. Martin's Press, LLC, Farrar Straus & Giroux Inc., Henry Holt & Co., Inc., Tor Books, Forge Books, Bedford/St. Martin's, and W.H. Freeman and Company and Worth Publishers Inc.

Outlook

Global economic conditions affect our customers' businesses and the markets they serve. The credit crisis and global economic weakness have resulted in constrained advertising spending and, in certain cases, customer financial difficulties in our North American segment. This has put significant downward pressure on both volumes and, to a lesser degree, on price, across nearly all of North America's printing and related services.

Despite an uncertain economic environment, it is expected that volume levels, which recently dropped (mostly following the North American recession) will stabilize in 2010. However, competition in the industry remains intense as the industry is still in the process of consolidating and is still suffering from overcapacity. Under these conditions, we are focusing on improving our product and segment mix, adding customer value through initiatives such as our new integrated multi channel solutions and our innovative custom publishing engine, and improving productivity through continuous improvement projects and technology. We are also aggressively aligning our cost structure to mitigate the impact of the economic downturn as outlined above.

Although Latin America also has been affected by the global economic weakness, with current and planned investments in new capacity, this segment's revenues are forecast to increase in line with expected growth from an existing customer base.

In January and February of 2010, the Company approved restructuring initiatives related to the closure of four North American facilities. The closures are expected to be completed within the first half of 2010.

On January 25, 2010, Quad/Graphics, the largest privately-held printer in the United States, and Worldcolor entered into a definitive Arrangement Agreement pursuant to which, subject to the terms and conditions set forth therein, Worldcolor will amalgamate with a subsidiary of Quad/Graphics. The expanded Quad/Graphics will have nearly 30,000 employees serving customers in the United States, Canada, Latin America and Europe. The Quad/Graphics Transaction is expected to close in the summer of 2010. Its completion is conditional on, among other things, shareholder approvals of Worldcolor and Quad/Graphics and regulatory and court approvals.

OUR DIRECTORS AND OFFICERS

Our Directors

The Board of Directors of the Company is responsible for supervising the management of the Company's business and affairs, with the objective of increasing shareholder value. The Board is responsible for the sound governance of the Company and, as such, must effectively and independently supervise the activities and business of the Company which are conducted on a daily basis by management. The Board may delegate certain tasks to its committees. Such delegation does not relieve the Board from its overall responsibilities with regard to the management of the Company.

Our Board of Directors is currently composed of eight members. The term of office of each director expires upon the election of his successor unless the director resigns from office or his office becomes vacant by death, removal or other cause. The following table sets forth, as at March 1, 2010, the name, place of residence and principal occupation of each director, the year of the director's appointment and the committees on which the director serves as a member.

The following information has been provided to us by the persons concerned.

Name, Place of Residence and Committee	Principal Occupation and Position with Worldcolor	Director Since
Mark Alan Angelson New York, United States	Chairman of the Board, Worldcolor Chief Executive Officer, Worldcolor	2009
Michael Brennan Allen(HRCC) Illinois, United States	Corporate Director	2009
Raymond John Bromark(AC) Florida, United States	Director, CA, Inc. (computer software corporation) Chairman of the Audit Committee, Worldcolor	2009
Gabriel de Alba(AC) Ontario, Canada	Managing Director and Partner, Catalyst Capital Group Inc. (private equity investment firm)	2009
James Joseph Gaffney(AC) California, United States	Corporate Director	2009
Jack Kliger(HRCC) New York, United States	Consultant, TV Guide Magazine and OpenGate Capital (private equity investment firm)	2009
David Lyman McAusland(AC) Quebec, Canada	Partner, McCarthy Tétreault LLP (law firm)	2009
Thomas O'Neal Ryder(HRCC) Connecticut, United States	Corporate Director Chairman of the Human Resources and Compensation Committee, Worldcolor	2009

(AC) Member of our Audit Committee.
(HRCC) Member of our Human Resources and Compensation Committee.

Below is a brief biography of each of our directors:

•
Mark A. Angelson.  Mr. Angelson is a seasoned executive who, over the course of his distinguished career, has led numerous combinations in the printing industry. Prior to joining us on September 7, 2009, Mr. Angelson spent over a year and a half as the Chairman of MidOcean Partners, LP, an investment firm. As Chief Executive Officer of R.R. Donnelley & Sons Company ("R.R. Donnelley") from 2004 through 2007, he led the effort that transformed the industry, combining R.R. Donnelley and other leading firms in the Americas, Europe and Asia to create the world's largest provider of printing and related services. Under his stewardship, R.R. Donnelley enjoyed dramatic growth in its revenue, profit and shareholder value. Prior to leading R.R. Donnelley, Mr. Angelson served variously as Chief Executive Officer, Chairman and Lead Independent Director of Moore Corporation Limited and Moore Wallace Incorporated. He was a principal architect of the merger between R.R. Donnelley and Moore Wallace Incorporated and the earlier merger of Moore Corporation Limited and Wallace Computer Services, Inc. Previously, Mr. Angelson served in various capacities, including as Deputy Chairman, at Big Flower Press, Inc., now known as Vertis, Inc.

•
Michael B. Allen.  Before joining the Board of the Company on July 21, 2009, Mr. Allen acted as the Chief Executive Officer of Leveler, L.L.C. from December 2007 until May 2009. During the three years prior to leading Leveler L.L.C., Mr. Allen was the President, Print Sector of Banta Corporation, a provider of printing, supply chain management and related services that was acquired by R.R. Donnelley on January 9, 2007. From 2001 to 2003, Mr. Allen acted as Executive Vice President at R.R. Donnelley, where he had held various positions since 1982.

•
Raymond J. Bromark.  In addition to serving on our Board and acting as Chair of our Audit Committee, Mr. Bromark is a Director and the Chairman of the Audit Committee of CA, Inc., a computer software company. He is also a member of the advisory board of the University of Delaware's John L. Weinberg Center for Corporate Governance. Previously, Mr. Bromark was a partner at PricewaterhouseCoopers LLP ("PwC") for 26 years. Prior to retiring from the firm in June 2006, Mr. Bromark acted as Deputy Vice Chairman Auditing and Business Advisory Services for the U.S. firm, was the global engagement partner responsible for reporting on the financial statements of EI DuPont de Nemours & Co. and led the firm's Professional, Technical, Risk and Quality Group. From July 2006 to April 2007, Mr. Bromark served as a consultant to PwC. Mr. Bromark has spoken extensively on the future of external business reporting, corporate governance and Section 404 of the U.S. Sarbanes-Oxley Act.

•
Gabriel de Alba.  Mr. de Alba is the Managing Director and Partner of the Catalyst Capital Group Inc., a private equity fund focused on distressed and turnaround opportunities. In addition to serving on our Board, Mr. de Alba is the Chairman of the board of Therapure Biopharma Inc. and Richtree Market Restaurants, Inc. Mr. de Alba acted as Chairman and Chief Executive Officer of Cabovisâo S.A., an innovator in launching cable triple services in Europe and as President and Secretary of Cable Satisfaction International Inc. Mr. de Alba has led several other turnaround and activist investments including AT&T Canada Inc., AT&T Latin America Corp., Call-Net Communications Inc., Stelco Inc., CVRD Finance Ltd. and IMAX Corporation. Mr. de Alba is fluent in five languages and has a double Bachelor in Finance and Economics with Honors from New York University Stern School of Business, a Master of Business Administration from Columbia University and has completed graduate studies in Mathematics and Computer Science at Harvard University.

•
James J. Gaffney.  Mr. Gaffney is an experienced executive who sits on the boards of several public and private companies. Since 2004, Mr. Gaffney has served as a director of Beacon Roofing Supply Inc., where he is currently the Chair of the Compensation Committee and a member of the Governance Committee. Since 2006, he has sat on the board of Armstrong World Industries, where he is the Chairman of the Governance Committee and a member of the Compensation Committee. For the past nine years, he has served as a director of Imperial Sugar Co., where he is currently the Chairman of the board. Since 1998, he has been a director of Pool Corp., and is at present a member of its Audit Committee and Chairman of its Governance Committee. Previously, Mr. Gaffney served as Chief Executive Officer and Chairman of the board of General Aquatics, Inc., and in that capacity negotiated the sale of the company in May 1997 to a publicly-traded company.

17

•
Jack Kliger.  Mr. Kliger is an executive with over 35 years of experience in the magazine publishing industry. He began a 20-year career with Advance Publications, Inc. ("Advance") in 1980, when he accepted a position with GQ Magazine. During his career at Advance, he acted as publisher of GQ Magazine, publisher of Glamour magazine and in 1993 was promoted to the position of Executive Vice President of Conde Nast Publications, Inc. In 1997, he was appointed to the post of Executive Vice President of Parade Publications, Inc. the largest revenue publication at Advance. From 2005 to 2009, he was the President and Chief Executive Officer of Hachette Filipacchi Media U.S., the fifth largest magazine publisher in the United States. During that time, Mr. Kliger served as the Chairman of the Magazine Publishers of America. Since leaving Hachette Filipacchi Media U.S., he has acted as a consultant to TV Guide Magazine and to OpenGate Capital, a private equity investment firm.

•
David L. McAusland.  Mr. McAusland is a senior corporate lawyer and strategic advisor who practised law for over 20 years at a prominent Montreal law firm before joining Alcan Inc. in 1999, where he held various senior executive positions until 2008, including Executive Vice-President, Corporate Development and Chief Legal Officer. At Alcan Inc., he led a multi-country team that completed more than 75 acquisition and divestiture transactions, as well as complex joint ventures around the world. After leaving Alcan Inc., he acted as a business consultant, joining McCarthy Tétrault LLP as a partner in 2009. Currently, Mr. McAusland acts as a director of Cogeco Inc., Cogeco Cable Inc., Cascades, Inc., Equinox Minerals Ltd. and Khan Resources Inc. Mr. McAusland is the Chairman of the Foundation of the National Circus School, a director of Centraide of Greater Montreal and a director for the Montreal General Hospital Foundation.

•
Thomas O. Ryder.  Mr. Ryder, our lead independent director, was Chairman of The Reader's Digest Association Ltd. from April 1998 to December 2006 and Chief Executive Officer of the company from April 1998 to December 2005. Prior to joining The Reader's Digest Association Ltd., Mr. Ryder served in a number of key executive roles at American Express, including President of the American Express Publishing Company and President of American Express Worldwide Publishing and Direct Marketing Businesses. In 1990, Mr. Ryder became President of Establishment Services Worldwide for American Express and subsequently ran one of the company's largest businesses as President of American Express Travel Related Services Co. (International) Inc. Mr. Ryder is a former Chairman of the Magazine Publishers of America and a former board member of the Association of American Publishers and Direct Marketing Association. He is currently a member of the board of Amazon.com Inc. and is the Chairman of the Audit Committee of Starwood Hotels and Resorts Worldwide Inc.

 Our Senior Officers

The following table shows the names of our senior officers, their places of residence and their positions within the Company as at March 1, 2010.

Name and Place of Residence	Position with Worldcolor/Principal Occupation
Mark A. Angelson New York, United States	Chairman of the Board and Chief Executive Officer
Andrew P. Hines New Jersey, United States	Executive Vice President and Chief Financial Officer
John V. Howard Colorado, United States	Executive Vice President and Chief Legal Officer
Ben Schwartz Quebec, Canada	Executive Vice President, Human Resources
Robert L. Sell Connecticut, United States	Executive Vice President and Chief Information Officer
Brian Freschi Minnesota, United States	President, North America
Guy Trahan Buenos Aires, Argentina	President, Latin America
Dan Scapin New Jersey, United States	President, Logistics and Premedia
Philippe Cloutier Quebec, Canada	President, Canada
David Blair Ontario, Canada	Senior Vice President, Operations, Technology and Continuous Improvement
Lorien O. Gallo New Jersey, United States	Senior Vice President, Office of the Chairman
Sylvain Levert Quebec, Canada	Senior Vice President, Corporate Services
Jo-Ann Longworth Quebec, Canada	Senior Vice President, Chief Accounting Officer

All of our officers have held the positions and principal occupations indicated above for the past five years, except as otherwise indicated below:

•
Mark A. Angelson.  Chairman of the Board and Chief Executive Officer. Mr. Angelson is a seasoned executive who, over the course of his distinguished career, has led numerous combinations in the printing industry. Prior to joining us on September 7, 2009, Mr. Angelson spent over a year and a half as the Chairman of MidOcean Partners, LP, an investment firm. As Chief Executive Officer of R.R. Donnelley & Sons Company from 2004 through 2007, he led the effort that transformed the industry, combining R.R. Donnelley and other leading firms in the Americas, Europe and Asia to create the world's largest provider of printing and related services. Under his stewardship, R.R. Donnelley enjoyed dramatic growth in its revenue, profit and shareholder value. Prior to leading R.R. Donnelley, Mr. Angelson served variously as Chief Executive Officer, Chairman and Lead Independent Director of Moore Corporation Limited and Moore Wallace Incorporated. He was a principal architect of the merger between R.R. Donnelley and Moore Wallace Incorporated and the earlier merger of Moore Corporation Limited and Wallace Computer Services, Inc. Previously,

  Mr. Angelson served in various capacities, including as Deputy Chairman, at Big Flower Press, Inc., now known as Vertis, Inc.

•
Andrew P. Hines.  Executive Vice President and Chief Financial Officer. Mr. Hines' career has included senior positions at a number of major public and private companies and extensive turnaround, interim management and performance enhancement assignments for premier equity and distressed debt investors. Mr. Hines served as managing partner of Hines & Associates LLC, a restructuring and financial management advisory firm, from January 2005 until becoming our Chief Financial Officer on December 1, 2009. Mr. Hines was a senior financial officer at RJR Nabisco, Inc. at the time of its acquisition by Kohlberg Kravis Roberts & Co., and helped raise $25 billion in debt and equity to fund the transaction. As a senior member of that management team, he participated in acquisitions and mergers that ultimately resulted in the creation of one of the world's largest companies. Subsequently, he participated in the successful rebuilding of Adidas, where he has served as Chief Operating Officer and Chief Financial Officer. The company is now public and the largest athletic footwear and apparel company in the world. Mr. Hines, a Certified Public Accountant, began his distinguished career in public accounting with PwC, where he had responsibility for manufacturing, retail and publishing industry clients. He served with the U.S. Marine Corps and graduated from St. John's University. He is a member of American Institute of Certified Public Accountants, Certified Public Accountants of New York State, Financial Executive International and The New Jersey Tooling and Manufacturing Association. He is the Audit Committee Chairman of HUGHES Telematics Inc.

•
John V. Howard.  Executive Vice President and Chief Legal Officer. Mr. Howard is a seasoned executive with over 22 years of experience working with global technology, manufacturing and media businesses. Mr. Howard held a number of senior positions at Vertis, Inc., including Chief Legal Officer and Secretary and Senior Vice President and General Manager Digital Solutions Group. While at Vertis, Inc. he worked on the management team that successfully merged Vertis, Inc. and American Color Graphics Inc. in its first of a kind pre-packaged bankruptcy. His restructuring experience also includes serving on more than a hundred General Growth Properties Special Purpose entities in its ongoing restructuring. He also has served as Global Intellectual Property Counsel at Andersen Worldwide and Senior Counsel at Quark, Inc., a leading desktop publishing software firm.

•
Ben Schwartz.  Executive Vice President, Human Resources. Mr. Schwartz has served as our Executive Vice President, Human Resources (or Senior Vice President, People and Leadership) since October 2007. Prior to joining our company, he was Vice President, Corporate Human Resources and Global Rewards of Molson Coors Brewing Company in Denver, Colorado, a position he had held since 2005. From 2004 until 2005, he was Vice President, Human Resources (Corporate) of Molson Inc. and Molson Coors Brewing Company, in Montreal, Quebec, Canada. From 2002 until 2004, Mr. Schwartz was Corporate Vice President, Global Compensation and Benefits of Molson Inc. He was Corporate Director, Human Resources of Pratt & Whitney Company Canada from 1996 until 2002, and Director, Human Resources of CAE Electronics Ltd. (Canada) from 1993 until 1996.

•
Robert L. Sell.  Executive Vice President and Chief Information Officer. Mr. Sell has extensive experience in design, development, operations, maintenance and integration of systems and enabling technologies across multiple business locations and industries. Prior to joining us in September 2009, he was the Chief Information Officer at Affinion Group, Inc., a marketing services company, for three years. From August 2003 to December 2005, he served in a similar capacity for Eaton Corporation. He has also been the Chief Information Officer at Moore Corporation, Moore Wallace Inc., Coors Brewing Co. and Brunswick Corp.

•
Brian Freschi.  President, North America. Mr. Freschi, who is responsible for all division manufacturing, sales and marketing operations in the United States, has more than 20 years of management experience in the graphic arts industry. He joined Worldcolor in 1994 as a regional sales vice president and held positions of increased responsibilities in sales and operations, including Senior Vice President, Gravure Catalogs, and then Executive Vice President, Retail Inserts. In 2002, he was named President of Worldcolor North America's Retail Insert & Sunday Magazine Group and in 2004 was also given responsibility for the Catalog Group. In 2007, his responsibilities were expanded to include oversight over our Direct Mail operations, which was renamed the Marketing Solutions Group in 2008. Mr. Freschi holds a Bachelor of Science in Accounting from the University of Rhode Island and spent six years in the United States Marine Corps Reserve. He began his career with the major accounting firm of Deloitte & Touche LLP before joining printer R.R. Donnelley.

•
Dan Scapin.  President, Logistics and Premedia. Mr. Scapin brings over 30 years of experience in improving operational efficiencies and building sustainable growth companies in the logistics industry. He has served as President of Logistics at R.R. Donnelley, Moore Wallace Inc. and QWI, and was responsible for the creation and development of the world's largest print logistics businesses. Mr. Scapin also advised Vertis, Inc. and American Color Graphics Inc. on their integration and synergy planning, Royal Mail (UK) Logistics/Digital Printing in its operations redesign and he was a Special Advisor to multiple groups in the U.S. postal industry. Mr. Scapin is a graduate of Loyola University of Chicago.

•
Philippe Cloutier.  President, Canada. Mr. Cloutier joined Worldcolor in October of 2000 in Business Development. Since then he has held progressively more responsible positions in the head office and in operations. He brings to his position solid experience in finance, investor relations, operations, sales and contract management, having served as Vice President Planning and Estimating for Worldcolor North America. Prior to that Mr. Cloutier was Vice President, Finance and Operations for the U.S. Magazine Group, Vice President, Finance and Administration for QWI and Director, Finance and Investor Relations for QWI. Mr. Cloutier holds a Masters Degree in Business Administration from McGill University and a CFA certification.

•
David Blair.  Senior Vice President, Operations, Technology and Continuous Improvement. Mr. Blair has served as our Senior Vice President, Operations, Technology and Continuous Improvement since November 6, 2006 and, before that, he served as our Senior Vice President, Manufacturing, Environment and Technology between April 2002 and November 2006. From June 2001 until April 2002, he was our Vice President, Manufacturing, Technologies and Environment, and from January 1999 until June 2001, he was our Vice President, Manufacturing.

•
Lorien O. Gallo.  Senior Vice President, Office of the Chairman. Prior to joining us in September 2009, Ms. Gallo worked for two years as a human resource consultant at LG Consultants, a human resources firm. From 2004 to 2007, Ms. Gallo acted in various capacities at R.R. Donnelley, including as Group Executive Vice President, Human Resources.

•
Sylvain Levert.  Senior Vice President, Corporate Services. Mr. Levert has served as our Senior Vice President, Corporate Services since January 2009. Prior to that appointment, he had acted as our Vice President, Procurement since November 2003. He was Vice President, Corporate Services and Logistics (Switzerland) from October 1998 to November 2003. He was our Director, Business Development from July 1997 to October 1998. From 1990 to 1998, Mr. Levert held several positions in our Accounting Department, including Corporate Controller.

•
Jo-Ann Longworth.  Senior Vice President, Chief Accounting Officer. Ms. Longworth was appointed as our Senior Vice President and Chief Accounting Officer on October 1, 2009, and prior to that appointment had been our Chief Accounting Officer since December 1, 2008. Before joining us, Ms. Longworth was the Chief Financial Officer for Skyservice Business Aviation Inc. from November 2007 until November 2008. From January 2005 to June 2006, she held the position of Vice President and Controller for Novelis Inc., a company spun off from Alcan Inc., located in Atlanta, Georgia. Prior to that, Ms. Longworth held various positions within Alcan Inc. from 1989 to 2004, the most recent of which were as Vice-President and Finance Director for the Rolled Products

  America and Asia Group in Cleveland, Ohio (2003 to 2004) and Director of Investor Relations (2002 to 2003). She has been a member of the Order of Chartered Accountants of Quebec since 1984.

As of December 31, 2009, to the knowledge of the Company and according to the information received, our directors and officers, as a group, did not beneficially own or exercise control or direction over any of our Common Shares or Preferred Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that: (a) while that person was acting in the capacity of director, chief executive officer or chief financial officer was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, which order resulted from an event that occurred while the person was acting in that capacity; or (c) while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

  •
  James J. Gaffney was the director of Imperial Home Decor Group Inc. when it filed for bankruptcy protection in 2003.

  •
  Andrew P. Hines acted as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Ardent Communications Inc. (then CAIS Internet Inc.) from October 2000 until September 2001. One month following his departure from the company, it filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. Mr. Hines also acted as Executive Vice President and Chief Financial Officer of Outboard Marine Corporation from October 1997 until May 2000. On December 22, 2000, it and several of its subsidiaries filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code.

  •
  John V. Howard was the Chief Legal Officer and Secretary of Vertis, Inc. in 2008, when it commenced voluntary proceedings under Chapter 11 of the Bankruptcy Code in order to receive confirmation of a prepackaged plan of reorganization. He also served as an independent director on the Board of General Growth's Special Purpose Entities during their ongoing restructuring, which began in April 2009.

  •
  Mr. Schwartz, Mr. Freschi, Mr. Trahan, Mr. Cloutier, Mr. Blair, Mr. Levert and Ms. Longworth were officers of QWI during the Proceedings.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflict of Interest

To the best of our knowledge, and other than as disclosed in this Annual Information Form, in the notes to the Company's financial statements and its Management's Discussion and Analysis, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, and that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the CBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

OUR AUDIT COMMITTEE

Charter of the Audit Committee

The Audit Committee is a standing committee appointed by the Board. The Audit Committee is established to fulfil applicable public corporation obligations respecting audit committees and to assist our Board in fulfilling its oversight responsibilities with respect to financial reporting, including its responsibility to oversee: (i) the integrity of the Company's financial statements and financial reporting process, including the audit process and the Company's internal accounting controls and procedures and compliance with related legal and regulatory requirements; (ii) the qualifications and independence of the external auditors; and (iii) the work of the Company's financial management, internal auditors and external auditors in these areas. The Audit Committee assumes certain responsibilities relating to pension matters, some of which have been delegated to local management committees. The Audit Committee provides an open avenue of communication between the external auditors, the internal auditors, the Board and management.

The Audit Committee is responsible for reviewing annual and quarterly financial statements and Management's Discussion and Analysis, financial and earnings press releases and certain other disclosure and offering documents, prior to their approval by the Board of Directors and their public disclosure and filing with the applicable regulatory authorities. The Audit Committee is also responsible for reviewing the compliance of management certification of financial reports in accordance with applicable legislation. The Audit Committee reviews its processes on a regular basis and uses the expertise of external advisors when necessary or advisable. The Audit Committee holds in camera sessions after each regular meeting and more often, if it deems it necessary.

The Audit Committee's role and oversight responsibility is described in the Charter of the Audit Committee, which is available on the Company's website at www.worldcolor.com under the "Investors" Tab and is attached as Exhibit A to this Annual Information Form.

Composition of the Audit Committee

Our Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Messrs. Raymond J. Bromark (Chair), Gabriel de Alba, James J. Gaffney and David L. McAusland are the current members of our Audit Committee, each of whom is independent within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110"). Our Board of Directors has also determined that each of the members of the Audit Committee is financially literate within the meaning of NI 52-110. Mr. Bromark is our "audit committee financial expert" as he has accounting or related financial expertise.

Relevant Education and Experience

The education and experience of each of the members of the Audit Committee that is relevant to the performance by such member of the member's responsibilities on such Committee is described below.

•
Raymond J. Bromark (Chair). Mr. Bromark obtained a Bachelor of Business Administration from Quincy College and is a member of the American Institute for Certified Public Accountants ("AICPA"). He is a Director and Chairman of the Audit Committee of CA, Inc. and a member of the advisory board of the University of Delaware's John L. Weinberg Center for Corporate Governance. For 39 years, Mr. Bromark worked as a public accountant at PwC. During his career at the firm, he acted as Deputy Vice Chairman, Auditing and Business Advisory Services for the U.S. firm, was the global engagement partner responsible for reporting on the financial statements of EI DuPont de Nemours & Co. and led PwC's Professional, Technical, Risk and Quality Group for five years. Prior to his retirement from PwC, he was the firm's representative on AICPA's Center for Public Company Audit Firms' Executive Committee. In its first year of existence, he was appointed to the Public Company Accounting Oversight Board's Standing Advisory Group and served a two-year term ending on December 31, 2005. From 2001 to 2005, Mr. Bromark served as a member of the Financial Accounting Standards Advisory Council of the Financial Accounting Standards Board. He has been a member of AICPA's Special Committee on Financial Reporting (Jenkins Committee), its SEC Practice Section Executive Committee and its Ethics Executive Committee, senior institute committees.

•
Gabriel de Alba. Mr. de Alba is the Managing Director and Partner of the Catalyst Capital Group Inc., a private equity fund focused on distressed and turnaround opportunities. In addition to serving on our Board, Mr. de Alba is the Chairman of the board of Therapure Biopharma Inc. and Richtree Market Restaurants, Inc. (where he also served as Chief Executive Officer). Mr. de Alba acted as Chairman and Chief Executive Officer of Cabovisâo S.A., an innovator in launching cable triple services in Europe and as President and Secretary of Cable Satisfaction International Inc. Mr. de Alba has led several other turnaround and activist investments including AT&T Canada Inc., AT&T Latin America Corp., Call-Net Communications Inc., Stelco Inc., CVRD Finance Ltd. and IMAX Corporation. He has been actively involved in regulatory processes focused on the quality of financial statements and compliance with filing requirements. Mr. de Alba has a double Bachelor in Finance and Economics with Honors from New York University Stern School of Business, a Master of Business Administration from Columbia University and has completed graduate studies in Mathematics and Computer Science at Harvard University.

•
James J. Gaffney. Mr. Gaffney obtained a Bachelor of Business Administration from St. John's University in 1963 and graduated from New York University with a Masters of Business Administration in 1967. He currently serves on the boards of several public companies, including Beacon Roofing Supply Inc., Armstrong World Industries, Imperial Sugar Co. and Pool Corp. He is a seasoned executive with years of experience in senior management, having served various companies in capacities ranging from Chief Financial Officer (Creusot-Loire Steel Corporation) to Chief Executive Officer (General Aquatics, Inc.) to President (KDI Corporation). From 1997 to 2003,

  Mr. Gaffney provided consulting services to GS Capital Partners II, LP, a private investment fund affiliated with Water Street Corporate Recovery Fund I, LP and Goldman, Sachs & Co.

•
David L. McAusland. Mr. McAusland received his BCL in 1976 and his LLB in 1977, both from McGill University. He has practised law for over 20 years and joined McCarthy Tétrault LLP in 2009 as a partner. A seasoned corporate director and authority on governance, David currently serves on the boards of Cogeco Inc., Cogeco Cable Inc., Cascades, Inc., Equinox Minerals Ltd. and Khan Resources Inc. At Khan Resources Inc., he serves as a member of the Audit and Finance Committee and the Compensation Committee. From 1999 until 2008, Mr. McAusland held various senior executive positions at Alcan Inc., including Executive Vice-President, Corporate Development and Chief Legal Officer.

Reliance on Certain Exemptions

We have not used or relied upon any exemption pursuant to NI 52-110 at any time during the most recently completed financial year.

Pre-Approval Policies and Procedures

The Charter of the Audit Committee provides that it is such Committee's responsibility to:

•
recommend to the Board of Directors the appointment or re-appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditors and monitor their qualifications, performance and independence;

•
pre-approve and oversee the disclosure of all audit services provided by the external auditors to us or any of our subsidiaries; determine which non-audit services the external auditors are entitled to provide; and pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditors, the whole in accordance with applicable laws and regulations; and

•
approve the basis and amount of the external auditors' fees for both audit and certain permitted non-audit services.

The Audit Committee has established a list of non-audit services that are deemed inconsistent with the independence of auditors under applicable laws and regulations in respect of which we may not engage our external auditors. The Audit Committee has also adopted an "Approval Policy for Services Provided by the External Auditor" (the "Approval Policy") pursuant to which, subject to certain limitations, the Chairman of the Audit Committee may retain our external auditors for certain audit and non-audit services, provided, however, that the external auditors' estimated fees may not exceed $100,000 per project. All projects that are expected to entail fees of over $100,000 must be approved by the Audit Committee either at its next meeting or by way of written resolution. The Chairman of the Audit Committee reports to the Audit Committee, on a quarterly basis, on all projects approved under the Approval Policy. The Approval Policy is reviewed by the Audit Committee on an annual basis.

At no time since the commencement of the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

External Auditor Service Fees

KPMG LLP served as our independent registered public accounting firm for the fiscal years ended December 31, 2009, 2008 and 2007.

In addition to performing the audit of our consolidated financial statements, KPMG LLP provided us with other services and billed us the following fees for each of our two most recently completed financial years as summarized in the following table:

Fees	Financial Year Ended December 31, 2009	Financial Year Ended December 31, 2008
Audit Fees(1)	$5,486,000	$6,930,000
Audit-related Fees(2)	$1,755,000	$1,418,000
Tax Fees(3)	$2,155,000	$2,483,000
All Other Fees(4)	$211,000	$161,000

Total Fees:	$9,607,000	$10,992,000

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

(2)
Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditors, and include consultations concerning financial accounting and reporting standards on proposed transactions; due diligence or accounting work related to business combinations, and employee benefit plan audits.

(3)
Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals; tax advice related to mergers and acquisitions; requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.

(4)
All Other Fees include fees billed for training and translation services, as well as advice with respect to our internal controls over financial reporting and disclosure controls and procedures.

LEGAL PROCEEDINGS

From time to time, we are involved in various legal proceedings arising in the ordinary course of business. None involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10% of the current assets of the Company.

RISK FACTORS

We urge all of our current and potential investors to carefully consider the risks described in the sections referred to below as well as the other information contained in this Annual Information Form and other information and documents filed by us with the appropriate securities regulatory authorities before making any investment decision with respect to any of our securities. The risks and uncertainties described in such sections are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, cash flow, financial condition or results of operations could be materially adversely affected. Such risk factors should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained under "Forward-Looking Statements", below.

 Risks Relating to the Company's Financial Condition

The Company's actual financial results may vary significantly from the projections filed with the U.S. Bankruptcy Court.

In connection with the Plan process, QWI was required to prepare projected financial information to demonstrate to the U.S. Bankruptcy Court the feasibility of QWI's ability to continue operations upon emergence from bankruptcy protection. QWI filed projected financial information with the U.S. Bankruptcy Court most recently on May 18, 2009 as part of the Disclosure Statement approved by the U.S. Bankruptcy Court (the "Disclosure Statement"). The projections reflect numerous assumptions concerning anticipated future performance and prevailing and anticipated market and economic conditions that were and continue to be beyond management's control and that may not materialize either in whole or in part. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. The Company's actual results will vary from those contemplated by the projections for a variety of reasons, including the fact that given the Company's emergence from bankruptcy protection, the Company has applied Section 1625 "Comprehensive Revaluation of Assets and Liabilities" of the CICA Handbook regarding fresh start accounting. As indicated in the Disclosure Statement, the projections applied fresh start accounting provisions. However, these projections were limited by the information available as of the date of the preparation of the projections. Therefore, variations from the projections may be material. The projections have not been incorporated by reference into this Annual Information Form and neither these projections nor any version of the Disclosure Statement should be considered or relied upon in connection with the purchase of the Company's securities.

The Company's degree of leverage may limit its financial and operating activities.

The Company has significant indebtedness as a result of the new Credit Facility and obligations of the Company that were not extinguished in the Proceedings. The substantial indebtedness of the Company could adversely affect its financial health and limit its operations. Further, the Company's historical capital requirements have been considerable and its future capital requirements could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors that are not within its control. The Company's substantial level of indebtedness has, in the past, had important consequences, including: limiting its ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of its growth strategy and other purposes; limiting its ability to use operating cash flow in other areas of its business because it must dedicate a substantial portion of these funds to service the debt; increasing its vulnerability to general adverse economic and industry conditions; limiting its ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; limiting its ability or increasing the costs of refinancing indebtedness; and limiting its ability to enter into marketing, hedging, optimization, and trading transactions by reducing the number of counterparties with whom it can transact as well as the volume of those transactions. These consequences, and others, may affect the Company's business and operations. The Company cannot ensure that it will be able to obtain financing in the future, or that it will be able to obtain financing at cost and on other terms necessary for the Company to meet its projections. The Company cannot ensure that it will not experience losses in the future.

The Company's profitability and ability to generate cash flow will likely depend upon its ability to successfully implement its business strategy. However, the Company cannot ensure that it will be able to accomplish these results.

The covenants in the Credit Facility restrict the Company's activities and require it to meet or maintain various financial ratios.

The Credit Facility contains a number of covenants and other provisions that restrict the Company's ability to engage in various financing transactions and operating activities, including but not limited to: incur additional debt; prepay, redeem or repurchase indebtedness; pay dividends or repurchase shares of capital stock; make loans or investments; create liens; sell assets; acquire businesses; enter into sale and lease-back arrangements; enter into mergers and consolidations; change the nature of its businesses; and amend organizational documents, debt documents and other material agreements. The Credit Facility also requires the Company to maintain various financial ratios. The ability of the Company to meet these financial covenants and ratios may be affected by events beyond its control. If the Company defaults under any of these requirements, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, there can be no assurance that the Company would have sufficient liquidity to repay or be able to refinance this indebtedness or any of its other debt.

The Company's financial results may be volatile and may not reflect historical trends.

The Company expects that its financial results may continue to be volatile following its emergence from the Proceedings, as asset impairments, asset dispositions and restructuring activities, as well as continuing global economic uncertainty may significantly affect it. As a result, the Company's historical financial performance is likely not indicative of its financial performance post-consummation.

Because the Company's consolidated financial statements reflect fresh start accounting adjustments starting in the third quarter of 2009, and because of the effects of the transactions that became effective pursuant to the Plan, financial information in future consolidated financial statements will not be comparable to the Company's financial information from prior periods.

On the Company's emergence from creditor protection under the CCAA and Chapter 11, the Company adopted fresh start accounting in accordance with Section 1625 "Comprehensive Revaluation of Assets and Liabilities" of the CICA Handbook pursuant to Canadian GAAP and Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" pursuant to U.S. GAAP. Under fresh start accounting, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the estimated enterprise value of $1.5 billion as established in the Plan. Enterprise value is generally defined to be the Company's estimated fair value at July 31, 2009, less cash and cash equivalents. As a result of fresh start accounting, Worldcolor became a new entity for financial reporting purposes. Accordingly, the consolidated financial statements of the Company on or after August 1, 2009 will not be comparable in many respects to the Company's statement of financial position and statement of operations for periods prior to the adoption of fresh start accounting and prior to accounting for the effects of the Plan.

Risks Relating to Our Business

We operate in a highly competitive industry.

The industry in which we operate is highly competitive. Competition is based on a number of factors including price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. The printing industry, with nearly 30,000 companies in the United States, is highly fragmented. Although there has been industry consolidation, particularly in the past decade, the largest 400 printers still represent only 35% of the market, according to the Printing Impressions PI400 and the Printing Industries of America/Graphic Arts Technical Foundation 2008 Print Market Atlas. We compete for commercial business not only with large and mid-sized printers, but also with smaller regional printers. In certain circumstances, due primarily to factors such as freight rates and customer preference for local services, printers with better access to certain regions of a given country may be preferred by customers in such regions. In the recent years, the printing industry has experienced a reduction in demand for printed materials and excess capacity. Some of the industries that we service have been subject to consolidation efforts, leading to a smaller number of potential customers. Furthermore, if our smaller customers are consolidated with larger companies utilizing other printing companies, we could lose our customers to competing printing companies. Primarily as a result of this excess capacity and customer consolidation, there have been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure on our part to compete effectively in the markets we serve could have a material adverse effect on the results of our operations, financial condition or cash flows and could require changes to the way we conduct our business or a reassessment of the strategic alternatives involving our operations.

A significant portion of our revenues is derived from long-term contracts with important customers, which may not be renewed on similar terms and conditions or may not be renewed at all. The failure to renew or be awarded such contracts could materially adversely affect our results of operations, financial condition and cash flows.

We derive a significant portion of our revenues from long-term contracts with important customers. If we are unable to renew such contracts on similar terms and conditions, or at all, or if we are not awarded new long-term contracts with important customers in the future, our results of operations, financial condition and cash flows may be adversely affected.

Our revenue is subject to cyclical and seasonal variations and prices of, and demand for, our printing services may fluctuate significantly based on factors outside of our control.

The business in which we operate is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets we serve, as well as by local, regional, national and global economic conditions. Our business operations are seasonal, with the majority of our historical operating income during the past five financial years being recognized in the third and fourth quarters of the financial year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalogue promotions. Within any year, this seasonality could adversely affect our cash flows and results of operations.

Pricing and demand for our printing services may fluctuate significantly based on factors outside of our control.

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

The current recessionary global market and economic conditions and the effects of these conditions on our customers' businesses, may adversely affect our results of operations.

The challenges posed by the economy throughout 2009 are expected to remain in 2010, impacting the Company's results of operations in 2010. The general economic difficulties continue to affect our customers' businesses and the markets they serve. Economic difficulties may also result in restructuring actions and associated expenses and impairment of long-lived assets, including goodwill and other intangibles. Uncertainty about future economic conditions makes it difficult for us to forecast results of operations and to make decisions about future investments. Delays or reductions in customers' spending are expected to have an adverse effect on demand for the Company's products and services, and consequently its results of operations, financial position and cash flow and those adverse affects could be material. Economic downturns may affect the Company's credit ratings, which, if downgraded, could impact its ability to borrow and cause its borrowing costs to increase.

We will be required to make capital expenditures to maintain our platforms and processes and may be required to make significant capital expenditures to remain technologically and economically competitive, which may significantly increase our costs or disrupt our operations.

Because production technologies continue to evolve, we must make capital expenditures to maintain our platforms and processes and may be required to make significant capital expenditures to remain technologically and economically competitive. We may therefore be required to invest significant capital in improving production technologies. If we cannot obtain adequate capital or do not respond adequately to the need to integrate changing technologies in a timely manner, our results of operations, financial condition or cash flows may be adversely affected.

The installation of new technology and equipment may also cause temporary disruption of operations and losses from operational inefficiencies. The impact on operational efficiency is affected by the length of the period of remediation.

We may be adversely affected by increases in our operating costs, including the cost and availability of raw materials, labour-related, and fuel and other energy costs and freight rates.

We use paper and ink as our primary raw materials. The price of such raw materials has been volatile over time and may continue to cause significant fluctuations in our net sales and we may experience increases in the costs of our raw materials in the future, as prices in the overall paper and ink markets are beyond our control. In general, we have been able to pass along increases in the cost of paper, but less frequently been able to pass along the cost of ink and energy, to many of our customers. If we are unable to pass along increases in the cost of paper, ink or energy to our customers, future increases in these items would adversely affect our margins and profits. If we are able to pass along increases in these costs and the price of our services increases as a result, customer demand could be adversely affected and thereby negatively impact our financial performance.

Due to the significance of paper in our business, we are dependent upon the availability of paper. In periods of high demand, certain paper grades have been in short supply, including grades used in our business. In addition, during periods of tight supply, many paper producers allocate shipments of paper based upon historical purchase levels of customers. Although we generally have not experienced significant difficulty in obtaining adequate quantities of paper, unforeseen developments in the overall paper markets could result in a decrease in the supply of paper and could cause either or both of our revenues or profits to decline. Recently, a number of paper manufacturers have been experiencing serious financial difficulties, and some have filed for creditor protection, which could disrupt or limit the Company's paper supplies.

In addition, Worldcolor may not be able to resell waste paper and other by-products or the prices received for their sale may decline substantially.

Labour represents a significant component of our cost structure. Increases in wages, salaries and benefits, such as medical, dental, pension and other postretirement benefits, may affect our financial performance. Changes in interest rates, investment returns or the regulatory environment may affect the amounts we are required to contribute to the pension plans that we sponsor and may affect the solvency of our pension plans.

Freight rates and fuel costs represent a significant component of our cost structure. If we are not able to pass along a substantial portion of increases in freight rates or in the price of fuel, these increases could adversely affect operating costs or customer demand and thereby negatively impact our financial performance.

Worldcolor has significant liabilities with respect to its defined benefit pension plans and other postretirement benefits that could grow in the future and cause it to incur additional costs.

Worldcolor sponsors defined benefit pension plans for employees in the United States and Canada. The majority of the plans' assets are held in North American and global equities and fixed income or debt securities. The asset allocation as of December 31, 2009 was approximately 62% equities, 35% debt securities and 3% other. Worldcolor also maintains postretirement benefits for its employees.

Following the recent declines in global equity markets, Worldcolor had, as of December 31, 2009, underfunded pension and other postretirement benefit liabilities of approximately $310 million for its U.S. plans and other postretirement benefits. Under current U.S. pension law, pension funding deficits are generally required to be funded over a seven-year period. Over the next two financial years, under current U.S. pension law, the contributions required to the U.S. plans are expected to total approximately $102 million.

Following the recent declines in global equity markets, Worldcolor had, as of December 31, 2009, an unfunded liability for pension and other postretirement benefits of approximately Cdn$76 million in its Canadian plans and other postretirement benefits. Under current Canadian legislation, pension solvency deficits are required to be funded over a ten-year period. Under the current funding rules in Canada, contribution requirements for the Canadian plans are expected to be approximately Cdn$32 million over the next two financial years.

Worldcolor's pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan investment performance, pension legislation and other factors. Additional significant declines in global, and in particular North American, equity markets would increase, and possibly significantly increase, Worldcolor's potential pension funding obligations. Any significant increase in Worldcolor's required contributions could have a material adverse impact on its business, financial condition, results of operations and cash flows.

In addition to its single employer defined benefit plans, Worldcolor also participates in multi-employer pension plans in the United States and Canada. Following the recent declines in the global equity markets, the financial condition of these plans has been negatively affected. Worldcolor has received notice that certain plans in which it participates are in "Critical Status", as defined in Section 432 of the U.S. Internal Revenue Code of 1986, as amended. As a result, Worldcolor may be subject to increased contribution rates associated with these plans or other multi-employer pension plans suffering from declines in their funding levels. Furthermore, should Worldcolor undergo a complete or partial withdrawal from any of its plans, it would be subject to a withdrawal liability under applicable law. Any actual liability to which Worldcolor may be exposed which may be significant to our operations depends on the timing and extent of Worldcolor's withdrawal, the financial condition of the plans at that time, the discount rate used to value the future stream of required payments by Worldcolor, whether the other contributing employers also withdrew and other relevant factors. These plans are accounted for as defined contribution plans. If in the future, Worldcolor withdraws from multi-employer plans, additional liabilities would need to be recorded. The liabilities are only recorded in the period the withdrawal is made.

The demand for our products and services may be adversely affected by technological changes.

Technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the online distribution and hosting of media content and the electronic distribution of documents and data. The acceleration of consumer acceptance of such electronic media as an alternative to print materials may decrease the demand for our printed products or result in reduced pricing for our printing services.

We may be adversely affected by strikes and other labour protests.

As of February 10, 2010, we employed approximately 16,000 people in Canada and the United States, of which approximately 34% are represented by a labour organization. The Company had 36 collective bargaining agreements in Canada and the United States as of February 10, 2010. As of February 10, 2010 the Company employed approximately 2,400 people in Latin America, the majority of which are either governed by agreements that apply industry-wide, by a collective agreement or through works councils or similar arrangements.

While our relations with our employees have been stable to date and there has not been any material disruption in operations resulting from labour disputes, we cannot be certain that we will be able to maintain a productive and efficient labour environment. We cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can there be any assurance with certainty that work stoppages, strikes or other forms of labour protests pending the outcome of any future negotiations will not occur. A strike or other forms of labour protest affecting a series of major plants in the future could materially disrupt our operations and have a material adverse impact on our financial condition, results of operations and cash flows, which could force us to reassess our strategic alternatives involving certain of our operations.

On May 5, 2009, various U.S. subsidiaries of Worldcolor entered into a memorandum of understanding with the labour organizations representing certain of their employees in the United States. The memorandum of understanding memorialized wage and benefit concessions from such employees and is due to expire on December 31, 2010. Worldcolor's US subsidiaries' current intent is to negotiate with the appropriate labour organizations so that the expiration of the memorandum of understanding does not have a negative impact on the Company's labour costs. Depending on the results of such negotiations, the wage and benefit concessions may expire and, in such event, would have a negative effect on the labour costs of the Company.

We may be adversely affected by interest rates, foreign exchange rates, credit risk and commodity prices.

We are exposed to market risks associated with fluctuations in interest rates, foreign currency exchange rates and commodity prices. Because a portion of our operations are outside the United States, significant revenues and expenses are denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the results of operations of our non-U.S. subsidiaries and business units, fluctuations in such rates may affect the extent to which these results are reflected in our financial statements. To the extent revenues and expenses are not in the applicable local currency, we may enter into foreign currency forward contracts to hedge the currency risk. There can be no assurance, however, that our efforts at hedging will be successful. There is always a possibility that attempts to hedge currency risks will lead to even greater losses than predicted.

Upon exiting the Proceedings, our Financial Risk Management Policy was reinstated. Consequently, we resumed our hedging strategy in December 2009 and are in compliance with our policy regarding market risks associated with movements in foreign currency exchange rates, interest rates and commodity prices. Nonetheless, Worldcolor's Financial Risk Management Policy does not hedge all exposure to market risks and therefore, we are partially exposed to remaining market risks. We are exposed to risks of loss in the event of non-performance by our customers. Some of our customers may be highly leveraged or otherwise subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the non-payment or non-performance by our customers could adversely affect our results of operations and financial condition.

Our printing and other facilities are subject to environmental laws and regulations, which may subject us to material liability or require us to incur material costs.

We use various materials in our operations that contain constituents considered hazardous or toxic under environmental laws and regulations. In addition, our operations are subject to a variety of environmental laws and regulations relating to, among other things, air emissions, wastewater discharges and the generation, handling, storage, transportation and disposal of solid waste. Further, we are subject to laws and regulations designed to reduce the probability of spills, leaks and other releases. In the event of a release, we are also subject to environmental regulation requiring an appropriate response to the event. Permits are required for the operation of certain of our businesses, and these permits are subject to renewal, modification and, in some circumstances, the possibility of revocation.

Our operations generate wastes that are disposed of off-site. Under certain environmental laws, we may be liable for cleanup costs and damages relating to contamination at these off-site disposal locations, or at our existing or former facilities, whether or not we knew of, or were responsible for, the presence of such contamination. The remediation costs and other costs required to clean up or treat contaminated sites can be substantial. Contamination on and from our current or former locations may, to the extent not precluded by applicable laws, subject us to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral.

We expect to incur ongoing capital and operating costs to maintain compliance with environmental laws, including monitoring our facilities for environmental conditions. We take reserves on our financial statements to cover potential environmental remediation and compliance costs as we consider appropriate. However, there can be no assurance that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former locations, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us or cause us to incur significant capital and operating expenditures, or that our actual environmental liabilities will not exceed our reserves. While the Company is not a large emitter of greenhouse gases, laws under consideration to regulate greenhouse gas emissions could have ramifications on our operations. In addition, failure to comply with any environmental regulations or an increase in regulations could adversely affect our results of operations and financial condition.

In the past two years, we have taken significant goodwill impairment charges and write-downs of the value of our long-lived assets, and we may in the future be required to take additional write-downs of the value of our long-lived assets.

The series of events that led to the Proceedings and the events since then have triggered impairment tests for the Company's property, plant and equipment, and goodwill impairment charges. The Company may be required to take additional write-downs on the value of its long-lived assets. In the event the Company is required to take additional asset write-downs, its financial results as well as the trading prices of the various outstanding securities could be adversely affected.

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

Changes in the rules and regulations to which our customers are subject may affect demand for the Company's products and services.

Many of the Company's customers are subject to rules and regulations requiring certain printed or electronic communications, governing the form of such communications, and protecting the privacy of consumers. Changes in these regulations may affect our customers' business practices and could reduce demand for printed products and related services. Changes in such regulations could eliminate the need for certain types of printed communications altogether or such changes may affect the quantity or format of printed communications.

Changes in postal rates, postal regulations and postal services may adversely affect demand for our products and services.

Postal costs are a significant component of many of our customers' cost structures and postal rate changes can influence the number of pieces and types of mailings that our customers are willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on our business. Any change in the current service levels provided by the postal service could impact the demand that customers have for print services. The United States Postal Service has reported net losses in the last three fiscal years and has estimated a net loss for its current fiscal year and, as a result, may come under increased pressure to adjust its postal rates and service levels.

We are subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the United States. We can provide no assurance that we will at all times in the future be able to report that our internal controls over financial reporting are effective.

As a public company, we are required to comply with Section 404 of the Sarbanes-Oxley Act ("Section 404") and National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, and we have to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting. In any given year, we cannot be certain as to the timing of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable U.S. Securities and Exchange Commission ("SEC") and Public Company Accounting Oversight Board rules and regulations. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis. If we fail to comply with the requirements of Section 404, Canadian requirements or report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our financial statements, which may be inaccurate if we fail to remedy such material weakness.

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

We have operations outside the United States and Canada. Revenues from our operations outside the United States and Canada accounted for approximately 8% of our revenues for the year ended December 31, 2009. As a result, we are subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of our business strategy.

Acquisitions have contributed to growth in the industry in which we operate and will continue to do so, making us vulnerable to financing risks and the challenges of integrating new operations into our own.

Due to fragmentation in the commercial printing industry, growth in the industry in which we operate has depended, and may continue to depend, in part, upon acquisitions, such as the proposed Quad/Graphics Transaction, and we may consider making strategic or opportunistic acquisitions in the future. We cannot assure you that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into our operations or that we will fully realize the intended results of any acquisitions. We may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. We cannot assure you that we will be able to obtain any such financing upon acceptable terms. While we continuously evaluate opportunities to make strategic or opportunistic acquisitions, we have no present commitments or agreements with respect to any material acquisitions.

Anti-take-over provisions could negatively affect the Company's shareholders.

The Company has recently adopted the Rights Plan, discussed below under "Description of Capital Structure – Shareholder Rights Plan". The provisions of the Rights Plan could make it more difficult for a third party to acquire control of the Company even if an acquisition might be in the best interest of the shareholders of the Company.

U.S. investors may be unable to enforce certain judgments.

Worldcolor is a corporation existing under the CBCA. A number of the Company's directors and officers, as well as certain of the experts named in this Annual Information Form, are residents of Canada or other jurisdictions outside of the United States, and a significant portion of the Company's assets are located outside the United States. As a result, it may be difficult for a U.S. investor to effect service within the United States upon the Company or upon such directors, officers and experts. Execution by U.S. courts of any judgment obtained against the Company, any of the Company's directors or officers or any experts named in this Annual Information Form in U.S. courts would be limited to the assets of such directors, officers or experts, as the case may be, located in the

United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Company's directors, officers and experts under the U.S. federal securities laws.

Risks Relating to the Quad/Graphics Transaction

The Arrangement Agreement limits Worldcolor's ability to pursue alternatives to the transaction.

The Arrangement Agreement contains provisions that make it more difficult for Worldcolor to sell its business to a party other than Quad/Graphics. These provisions include the general prohibition on Worldcolor taking certain actions that might lead to or otherwise facilitate an acquisition proposal and the requirement that Worldcolor pay Quad/Graphics a termination fee of $40 million or reimburse Quad/Graphics for up to $20 million of its costs incurred in connection with the Quad/Graphics Transaction, if the Arrangement Agreement is terminated in specified circumstances.

These provisions might discourage a third party that might have an interest in acquiring all or a significant part of the stock, properties or assets of Worldcolor from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share value than the current proposed Quad/Graphics Transaction consideration.

The announcement and pendency of the Quad/Graphics Transaction could have an adverse effect on Worldcolor's business, financial condition, results of operations or business prospects and on Worldcolor's stock price.

The announcement and pendency of the Quad/Graphics Transaction could disrupt Worldcolor's business in the following ways, among others:

•
Worldcolor employees may experience uncertainty regarding their future roles with the combined company, which might adversely affect Worldcolor's ability to retain, recruit and motivate key personnel;

•
the attention of Worldcolor management may be directed towards the completion of the Quad/Graphics Transaction and transaction-related considerations and may be diverted from the day-to-day business operations of Worldcolor and matters related to the Quad/Graphics Transaction may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Worldcolor; and

•
customers, suppliers and other third parties who have business relationships with Worldcolor may decide not to renew or seek to terminate, change and/or renegotiate their relationships with Worldcolor as a result of the Quad/Graphics Transaction, whether pursuant to the terms of their existing agreements with Worldcolor or otherwise.

Any of these matters could adversely affect the business, financial condition, results of operations or business prospects of Worldcolor and Worldcolor's stock price.

Failure to complete the Quad/Graphics Transaction could negatively impact the stock price and the future business and financial results of Worldcolor.

If the arrangement is not completed, the ongoing business of Worldcolor may be adversely affected and, without realizing any of the benefits of having completed the arrangement, Worldcolor will be subject to a number of risks, including the following:

•
Worldcolor may be required to pay Quad/Graphics a termination fee of $40 million if the arrangement is terminated under certain circumstances, as described in the Arrangement Agreement;

36

•
Worldcolor may be required to reimburse Quad/Graphics for its expenses up to $20 million if the Arrangement Agreement is terminated under certain circumstances, including, among others, due to Worldcolor's failure to obtain the approval of the Arrangement Agreement, as described in the Arrangement Agreement;

•
Worldcolor may be required to pay certain costs relating to the arrangement, whether or not the arrangement is completed;

•
under the Arrangement Agreement, Worldcolor is subject to certain restrictions on the conduct of its business prior to completing the arrangement which may affect its ability to execute certain of its business strategies; and

•
matters relating to the arrangement (including integration planning) may require substantial commitments of time and resources by Worldcolor management, which time could otherwise have been devoted to other opportunities that may have been beneficial to Worldcolor as an independent company.

DESCRIPTION OF CAPITAL STRUCTURE

Our Capital Structure

Authorized Share Capital

The Company is authorized to issue an unlimited number of Common Shares and 12,500,000 Preferred Shares. 10,723,019 Series I Warrants and 10,723,019 Series II Warrants are authorized to be issued under the Warrant Indenture (as defined below).

Common Shares

Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Worldcolor, to receive dividends if, as and when declared by the Board of Directors and to receive pro rata the remaining property and assets of Worldcolor upon its liquidation, dissolution or winding-up, subject to the rights of the preference shares having priority over Common Shares.

Preferred Shares

Holders of the Preferred Shares are generally entitled to vote on all shareholder matters with holders of the Common Shares on an "as converted" basis and are entitled to elect up to two additional Board members upon the occurrence of certain triggering events.

Holders of Preferred Shares are entitled to receive fixed preferential cumulative cash dividends, which accrue on the Preferred Shares at a basic rate of 10% per annum payable quarterly. The applicable dividend rate on the Preferred Shares escalates based on certain triggering events up to a maximum rate of 19% per annum, the most significant of which is a 5% increase to an annualized dividend rate of 15% upon non-payment of the cash dividends in any given quarter, with the rate reverting to 10% per annum once the Company pays in full its next quarterly dividend on the Preferred Shares as well as all accrued and unpaid dividends.

The Preferred Shares, including any cumulative unpaid dividends, may be converted at any time at the option of the holder (a) during the first five years following the Effective Date, on a one-for-one basis (subject to certain adjustments, including upon the occurrence of certain trigger events requiring an increase in the applicable conversion ratio) into Common Shares based upon a Common Share price of $8.00 per share and (b) after the fifth anniversary of the Effective Date, into a variable number of Common Shares based upon the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") during a 60-day reference period (subject to adjustment).

The Preferred Shares are redeemable at any time at the option of the Company, subject to a holder's right, during the first five years following the issuance of the Preferred Shares, to opt to convert its Preferred Shares (including any cumulative unpaid dividends) into Common Shares at the applicable ratio instead of having such shares redeemed. In addition, subject to applicable law and restrictions in the Company's Credit Facility, the Company is required either to (a) make mandatory quarterly redemptions of Preferred Shares with any excess cash as permitted under the Credit Facility proportionate to repurchases of Unsecured Notes or (b) permanently increase the dividend rate applicable to the Preferred Shares by 2% per annum. The redemption and liquidation price of the Preferred Shares is $8.00 per share plus all accrued and unpaid dividends, subject to adjustment. The Company's option to redeem is also contingent on the prior repayment of specified amounts under the Credit Facility. There is no fixed maturity date for the Preferred Shares.

Holders of Preferred Shares are entitled to receive, upon liquidation, dissolution or winding-up of the Company, an amount equal to the greater of (a) the aggregate of (i) the original issuance price, plus (ii) an amount equal to all cash dividends, if any, accrued and unpaid thereon and (b) the amount that such holders would be entitled to receive if all Preferred Shares had been converted into Common Shares at the applicable rate (the "Liquidation Amount"). The Liquidation Amount shall be paid to the holders of Preferred Shares before any amount shall be paid by the Company or any assets or funds of the Company shall be distributed to holders of Common Shares.

Warrants

The Warrants are exercisable at an exercise price of $0.01 for an equal number of Common Shares, subject to the volume-weighted average trading price, during a 30-day period, of the Common Shares being greater than or equal to $13.00 for Series I Warrants and greater than or equal to $16.30 for Series II Warrants. In addition, the Warrants become exerciseable in the event of a change of control if the "effective price" of the transaction consideration per Common Share to be received (as determined by the Board of Directors in accordance with the Warrant Indenture) is greater than or equal to the threshold price. (See also "Our Material Contracts – Arrangement Agreement".) The Warrants expire on July 20, 2014.

Ratings

As of the date of this Annual Information Form, the Company has been assigned credit ratings of B2 with a stable outlook by Moody's Investors Service, Inc. ("Moody's") and B+ (on CreditWatch positive) by Standard & Poor's Ratings Services ("S&P").

Issuer credit ratings are current opinions regarding the issuer's overall financial capacity (its creditworthiness) to pay its financial obligations. These opinions focus on the issuer's capacity and willingness to meet its financial commitments as they come due. They do not apply to any specific financial obligation, and do not take into account the nature of and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences or the legality and enforceability of the obligation. They also do not take into account the creditworthiness of the guarantors, insurers or other forms of credit enhancement on the obligation.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of B by Moody's is assigned to debt securities that are considered speculative and are subject to high credit risk. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. A Moody's rating outlook is an opinion regarding the likely direction of a rating over the medium term.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligor rated B is more vulnerable than the obligors rated BB, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. CreditWatch with positive implications means that the ratings could be raised or affirmed depending on the outcome of S&P's review. S&P has indicated that our ratings will remain on CreditWatch with positive implications until such time as the Quad/Graphics Transaction is completed and our existing debt is either repaid or refinanced or the Quad/Graphics Transaction is terminated.

Ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a rating agency at any time if in its judgment circumstances so warrant. Prospective investors should consult the rating agencies with respect to the interpretation and implications of ratings.

Issued and Outstanding Securities

As at March 1, 2010, there were 73,285,000 Common Shares, 12,500,000 Preferred Shares, 10,723,019 Series I Warrants and 10,723,019 Series II Warrants issued and outstanding.

Escrowed Securities

The following table sets forth certain information as of March 1, 2010 with respect to the securities of the Company that are held in escrow:

Designation of Securities(1)	Number of Securities Held in Escrow	Percentage of Securities Outstanding

Common Shares	8,054,309	10.99%

Series I Warrants	4,564,989	42.57%

Series II Warrants	4,564,989	42.57%

(1)
The securities of the Company are held in escrow with Computershare Trust Company of Canada ("Computershare") pursuant to an escrow agreement dated as of July 21, 2009 between the Company and Computershare. In accordance with the terms of the Plan, the remaining Common Shares and Warrants will be held in escrow pending resolution of unsecured claims. Once these claims are resolved, the securities will be distributed in accordance with the terms of the Plan. None of the securities held in escrow will return to Worldcolor.

Dividends

As of December 31, 2009, no cash dividends or distributions had been declared on the Common Shares or the Preferred Shares. On February 5, 2010, the Company paid a dividend in respect of its Preferred Shares in the amount of $0.38568662 per Preferred Share, representing the preferential cash dividend accrued on the Preferred Shares for the period from July 21, 2009 to November 14, 2009. Further cash dividends on the Preferred Shares are limited by the terms of the Credit Facility. Cash dividends payable on the Preferred Shares shall accrue in accordance with the terms of the Preferred Shares.

The payment of cash dividends on the Common Shares is limited by the terms of the Preferred Shares, the terms of the Credit Facility and the Arrangement Agreement. Accordingly, it is not anticipated that any cash dividends will be paid on the Common Shares for the foreseeable future. Any determination to pay dividends will be at the discretion of the Board of Directors and will depend upon the Company's results of operations, financial condition, regulatory and contractual restrictions and other factors the Board of Directors deems relevant.

Market for Securities

The Common Shares are listed on the TSX under the symbols "WC" (trading in Canadian dollars) and "WC.U" (trading in U.S. dollars) and the Series I Warrants and the Series II Warrants are listed on the TSX under the symbols "WC.WT.U" and "WC.WT.V", respectively.

The following tables show the monthly range of high and low prices, the closing prices on the last trading day of the applicable month and the total monthly volumes of the Common Shares and the Warrants traded on the TSX for each month from August 26, 2009 (in the case of the Common Shares) or September 11, 2009 (in the case of the Warrants) to December 31, 2009.

Common Shares in Canadian Dollars (Symbol: WC)
	High Price	Low Price	Closing Price	Total Monthly Volume

August 26, 2009 to August 31, 2009	Cdn$10.10	Cdn$8.80	Cdn$9.20	9,560

September 2009	Cdn$12.00	Cdn$9.40	Cdn$10.90	614,027

October 2009	Cdn$10.90	Cdn$9.50	Cdn$9.50	139,214

November 2009	Cdn$10.50	Cdn$9.30	Cdn$9.80	77,507

December 2009	Cdn$10.20	Cdn$9.30	Cdn$9.70	29,267

Common Shares in U.S. Dollars (Symbol: WC.U)
	High Price	Low Price	Closing Price	Total Monthly Volume

August 26, 2009 to August 31, 2009	$8.70	$8.00	$8.70	140,400

September 2009	$10.00	$8.70	$9.50	4,034,586

October 2009	$9.70	$9.00	$9.10	1,310,391

November 2009	$10.00	$9.30	$9.50	158,714

December 2009	$9.30	$9.10	$9.30	124,380

Series I Barrier Warrants in U.S. Dollars (Symbol: WC.WT.U)
	High Price	Low Price	Closing Price	Total Monthly Volume

September 11, 2009 to September 30, 2009	$2.10	$2.00	$2.10	78,792

October 2009	$4.10	$3.10	$4.10	286,342

November 2009	$4.50	$4.10	$4.50	22,126

December 2009	$5.00	$4.20	$4.20	8,728

Series II Barrier Warrants in U.S. Dollars (Symbol: WC.WT.V)
	High Price	Low Price	Closing Price	Total Monthly Volume

September 11, 2009 to September 30, 2009	$1.50	$1.50	$1.50	78,791

October 2009	$3.70	$2.10	$2.90	273,386

November 2009	$3.50	$2.90	$3.30	97,940

December 2009	$2.90	$2.90	$2.90	5,328

Shareholder Rights Plan

On February 19, 2010, the Company announced that it had enacted a new shareholder rights plan (the "Rights Plan") pursuant to an agreement with Computershare Investor Services Inc., as rights agent. The Rights Plan replaced Worldcolor's previous rights plan, dated August 20, 2009, which terminated in accordance with its terms on February 20, 2010.

The Rights Plan is designed to encourage the fair treatment of shareholders in any take-over offer for the Company and to prevent a bidder from acquiring control of Worldcolor in a manner detrimental to shareholders. The Rights Plan is intended to provide the Board of Directors of Worldcolor and its shareholders with more time to consider fully any unsolicited take-over bid for the Company and allow more time for the Board of Directors to pursue other alternatives to maximize shareholder value, if appropriate. The Rights Plan is also intended to prevent an attempt to acquire control of Worldcolor other than by means of an offer made to all shareholders.

The Quad/Graphics Transaction constitutes an Exempt Transaction under the Rights Plan and so will not trigger the Rights Plan.

One right was issued with respect to each Common Share and Preferred Share (together the "Voting Shares") issued and outstanding as of February 19, 2010. These rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 15% or more of the outstanding Common Shares or of the outstanding Voting Shares without complying with the "Permitted Bid" provisions of the Rights Plan or without approval of Worldcolor's Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the Voting Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Voting Shares (other than those owned by the offeror and certain related parties) have been tendered, then the offeror may take up and pay for the Voting Shares provided that it extends the bid for a further 10 days to allow other shareholders to tender.

The TSX has deferred its decision to consent to the Rights Plan until such time as shareholders have ratified the Rights Plan. The Rights Plan provides that it is subject to confirmation by the shareholders of Worldcolor at a meeting to be held within six months.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Reference is made to (a) note 32 to our Annual Financial Statements; and (b) the section entitled "Related Party Transactions" in our Management's Discussion and Analysis for the year ended December 31, 2009. These documents may be found on our website at www.worldcolor.com and under our profile on SEDAR at www.sedar.com.

OUR MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial year ended December 31, 2009 or before such time that are still in effect, other than in the ordinary course of business, is the Rights Plan described under "Description of Capital Structure – Shareholder Rights Plan" and the material contracts described below.

Warrant Indenture

On July 21, 2009, the Company entered into a warrant indenture (the "Warrant Indenture") with Computershare creating the Warrants. The Warrant Indenture governs the terms of the Warrants, including their issuance, ownership and method of exercise. Pursuant to the terms of the Warrant Indenture, Computershare has been appointed the warrant agent of the Company to receive subscriptions and payments from holders of Warrants, to act as registrar and transfer agent for the Warrants and to perform certain services relating to the exercise and transfer of Warrants. Computershare is entitled to a fee for such services.

Registration Rights Agreement

Pursuant to the Plan, Worldcolor entered into a registration rights agreement (the "Registration Rights Agreement") with Catalyst Fund Limited Partnership II, Société Générale, New York Branch and Société Générale, Canada (collectively, the "Selling Securityholders") on July 21, 2009. The Registration Rights Agreement contemplates that the Company will use its commercially reasonable efforts to register the Registrable Securities (as defined below) no later than January 31, 2010.

Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a short form base shelf prospectus with the Autorité des marchés financiers (i.e., a Canadian securities regulatory authority) under National Instrument 44-102 – Shelf Distributions and a registration statement (the "Registration Statement") with the SEC under the U.S. Securities Act of 1933, as amended (the "Securities Act") so as to permit the Selling Securityholders to resell their Common Shares and Preferred Shares (the "Registrable Securities") in the United States from time to time after the effective date of the Registration Statement.

Under the Registration Rights Agreement, it is provided that the Company will use its commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act until the second anniversary of its effective date with respect to the Registrable Securities, subject to extensions in accordance with the terms and conditions of the Registration Rights Agreement (the "Effectiveness Period"), or such shorter period ending when (a) all Registrable Securities covered by the Registration Statement have been sold by the Selling Securityholders or (b) a subsequent Registration Statement covering all of the Registrable Securities has been declared effective under the relevant securities laws.

Under the Registration Rights Agreement, it is provided that (a) Worldcolor agrees to pay all expenses in connection with the registration and (b) the Selling Securityholders are responsible for all underwriting discounts and commissions, fees of underwriters, selling brokers, dealer managers and similar securities industry professionals, fees and expenses of counsel of the Selling Securityholders (except for the reasonable fees and expenses of one Canadian counsel and one U.S. counsel selected by the holder of a majority of the Common Shares included in the Registrable Securities, on a fully diluted basis), fees and expenses of counsel for the underwriters and transfer taxes, if any.

Although the Company has not been able to complete the registration of the Registrable Securities as a result of the pending Quad/Graphics Transaction, the Company believes it is currently in compliance with its obligations under the Registration Rights Agreement.

Credit Facility

On July 21, 2009, in connection with the Plan, the Company entered into a $450 million senior secured term loan pursuant to a term facility credit agreement (the "Term Loan Agreement") among the Company, Novink (USA) Corp. (as successor in interest to QWUSA and renamed Worldcolor USA), as borrowers, Graphicor Transport Inc. ("TGI") and all of the Company's U.S. subsidiaries (except those subsidiaries that were inactive as of the implementation date), as guarantors, Credit Suisse, General Electric Capital Corporation, GE Canada Finance Holding Company and Wachovia Bank, National Association, as co-administrative agents and co-collateral agents, Credit Suisse, as syndication agent, General Electric Capital Corporation, GE Canada Finance Holding Company and Wachovia Bank, National Association, as co-documentation agents and Credit Suisse Securities (USA) LLC, GE Capital Markets, Inc., GE Capital Markets (Canada) Ltd. and Wells Fargo Securities, LLC, as joint lead arrangers and co-bookrunners, and the lenders party thereto from time to time. The proceeds of the term facility under the Term Loan Agreement have been used to repay amounts outstanding under the DIP Credit Facility, to finance the fees and expenses incurred in connection with the DIP Credit Facility, the Credit Agreement (as defined below) and to pay certain allowed priority claims and for working capital and other general corporate purposes. Borrowings under the term facility, which was fully drawn immediately following the Company's emergence from the Proceedings, bear interest at variable rates based on Libor, or Eurodollar rate, plus applicable margins, which will total a minimum of 9.0%. Amounts borrowed under the Term Loan Agreement and repaid or prepaid may not be re-borrowed. The term loan under the Term Loan Agreement has mandatory repayment requirements of $3 million in the first year after the issuance date and $33 million in each of the second and third years after the issuance date. The Company also has an option to prepay in whole or rateably in part the term loan; during the first two years after issuance a premium of 1% of the nominal value of the prepaid amount is required.

Under the Plan, on July 21, 2009 the Company and Worldcolor USA, as borrowers, also entered into a senior secured asset-based revolving credit facility, with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit, for an aggregate maximum commitment by the lenders of $350 million pursuant to a credit agreement (the "Credit Agreement", and together with the Term Loan Agreement, the "Exit Financing Agreements") with TGI and all of the Company's U.S. subsidiaries (except those subsidiaries that were inactive as of the implementation date), as guarantors, General Electric Capital Corporation, Wells Fargo Foothill, LLC and Credit Suisse, as co-administrative agents, GE Canada Finance Holding Company, as Canadian agent and Canadian collateral agent, General Electric Capital Corporation, Wells Fargo Foothill, LLC and Credit Suisse, as co-collateral agents, GMAC Commercial Finance LLC, as syndication agent and GE Capital Markets, Inc., GE Capital Markets (Canada) Ltd., Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC, as joint lead arrangers and co-bookrunners, and the lenders party thereto from time to time. The facility consists of a $285,000,000 facility to the U.S. borrowers and a $65,000,000 facility to the Canadian borrowers, which amounts have been used to repay amounts outstanding under the DIP Credit Facility, to finance the fees and expenses incurred in connection with the DIP Credit Facility, the Term Loan Agreement and the Plan, to pay certain allowed priority claims and for working capital and other general corporate purposes. Under the Credit Agreement, the availability of funds is determined by a borrowing base calculated on percentages of eligible receivables and inventory. The unused portion of the facility is subject to a commitment fee of between 0.75% and 1.00% per annum. Borrowings under the revolving credit facility bear interest at variable rates based on Libor or Eurodollar rate, Canadian Banker's Acceptance rate or Canadian prime rate, plus applicable margins, which will total a minimum of 7.5%.

The Exit Financing Agreements contain covenants that restrict and limit the Company's ability to, among other things, enter into merger or amalgamation transactions, grant encumbrances, incur additional indebtedness, secure such debt, make investments, dispose of assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures and pension contributions. They also limit dividend payments, repurchases of equity interests, cash interest payments on the Unsecured Notes and related party transactions. In addition, the Exit Financing Agreements contain certain financial covenants, including requirements to maintain a maximum level of consolidated leverage and minimum consolidated cash fixed charge coverage, as defined in the agreements, as well as minimum liquidity. In addition, Worldcolor is required to comply with various other terms and conditions such as maintaining guarantee coverage of substantially all of its consolidated assets and consolidated earnings before interest, income taxes, depreciation, amortization and restructuring. They also include customary events of default, including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant and certain bankruptcy events relating to the Company and its subsidiaries.

The obligations arising under or in connection with the Exit Financing Agreements are supported by, inter alia, guarantees, security interests and hypothecs granted on substantially all of the Company's, TGI's and the Company's U.S. subsidiaries' present and future property, movable (personal) and immovable (real), corporeal (tangible) and incorporeal (intangible), regardless of where located.

The facilities established by the Exit Financing Agreements will mature on the earliest to occur of (a) July 21, 2012 and (b) the acceleration of the Term Loan Agreement payments, and a termination of the commitments, upon the occurrence of required prepayments resulting from, among other things, excess cash flow, the net proceeds of certain asset sales, the issuance of certain debt, certain extraordinary receipts or a change of control.

 Indenture of Worldcolor USA

Pursuant to an indenture (the "Indenture") dated as of July 21, 2009 between Worldcolor USA, as issuer, the Company, as guarantor and The Bank of New York Mellon, as trustee, the Company will act as guarantor of the obligations of Worldcolor USA under a maximum of $75 million of Unsecured Notes. The Company expects that $43 million of Unsecured Notes will be issued to creditors of certain of the Company's U.S. subsidiaries holding general unsecured claims against such U.S. subsidiaries once all claims have been resolved in the U.S. Bankruptcy Court. Each such creditor will receive Unsecured Notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of Unsecured Notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the Unsecured Notes.

The Unsecured Notes are unsecured, mature as to principal and interest on July 15, 2013, bear interest payable at 10% per annum in cash or 13% per annum in kind and are redeemable at the option of Worldcolor USA under certain circumstances and at the redemption prices set forth in the Indenture. The Unsecured Notes are unconditionally guaranteed as to payment of principal and interest by the Company.

The Indenture provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, and make investments, dispose of some of their assets, as well as for limitations on dividend payments and repurchases of equity.

The Indenture also sets forth certain events of default. In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Company or Worldcolor USA or any significant subsidiary of the Company or Worldcolor USA, all outstanding Unsecured Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Unsecured Notes may declare all the Unsecured Notes to be due and payable immediately by notice in writing to the Company and Worldcolor USA specifying the respective event of default.

All or a portion of the Notes may be redeemed, with all accrued and unpaid interest thereon, at any time on or after July 21, 2010 at redemption prices of 105% in the second year after issuance date, 103% in the third year and 101% in the fourth year. The option to redeem is contingent on the prior repayment of specified amounts due under the Exit Financing Agreements and proportionate repayment of the Preferred Share.

Arrangement Agreement

On January 25, 2010, Quad/Graphics and Worldcolor entered into the Arrangement Agreement, pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with a subsidiary of Quad/Graphics. The Quad/Graphics Transaction is being undertaken by way of a plan of arrangement of Worldcolor pursuant to the terms of the CBCA and is expected to close in the summer of 2010, subject to the receipt of certain regulatory approvals and other closing conditions.

At the closing of the Quad/Graphics Transaction, each outstanding Common Share will be converted, after a multi-step transaction, into Class A common stock (the "Class A Stock") of Quad/Graphics at a share exchange ratio to be determined at closing in accordance with the Arrangement Agreement.

The Warrants will be convertible into Common Shares prior to the closing of the Quad/Graphics Transaction if the volume-weighted average trading price per Common Share on the TSX in any consecutive 30-day trading period or the effective price of the consideration receivable by holders of Common Shares in the Quad/Graphics Transaction, as determined by the Board of Directors based upon the advice of an independent valuation expert, is equal to or greater than the applicable threshold price. Warrants that do not become exercisable or are not exercised will be cancelled or purchased for cancellation for cash in accordance with a contractually-specified formula, based in part on the effective price determined by the Worldcolor Board of Directors as referred to above.

Holders of Common Shares will receive Class A Stock, each having one vote per share, for approximately 40 percent total ownership of the combined company. Quad/Graphics' shareholders will continue to own Class A Stock, Class B common stock and Class C common stock of Quad/Graphics for approximately 60 percent total ownership of the combined company. The Harry V. Quadracci family will control the combined company through ownership of the high-voting Class B shares of Quad/Graphics. Any future dividend or consideration received following the closing will be distributed pro rata to Quad/Graphics' shareholders regardless of class of stock.

Simultaneously with the closing of the Quad/Graphics Transaction, approximately $140 million will be distributed in cash to Quad/Graphics' existing shareholders. Quad/Graphics will also provide at least $93.3 million to fund the purchase of any Warrants not converted into Common Shares, to fund redemptions of or payments due on any other equity securities not converted to Common Shares and to pay any permitted dividends on Worldcolor's stock. If less than $93.3 million is needed to make such purchases, redemptions and payments, the remainder will be distributed to holders of Common Shares in cash.

Quad/Graphics and Worldcolor each have agreed not to solicit any alternative acquisition proposal, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The Arrangement Agreement also provides for the payment of a $40 million termination fee to either party or the reimbursement for up to $20 million out-of-pocket expenses of the other party relating to the Quad/Graphics Transaction if the Arrangement Agreement is terminated under certain circumstances.

INTERESTS OF EXPERTS

KPMG LLP is the public accounting firm that prepared the auditor's report with respect to our Annual Financial Statements. KPMG LLP has confirmed to us that it is independent within the meaning of the Rules of Professional Conduct of the Ordre des Comptables Agréés du Québec. These rules are equivalent or similar to Rules of Professional Conduct applicable in the other provinces of Canada.

OUR TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares, Preferred Shares and Warrants is Computershare at its principal transfer offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this Annual Information Form contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements can generally be identified by the use of words such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms, variations on them and other similar expressions. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the following:

  •
  the prospects of the Company's industry, including the impact of North American economic conditions in 2010 on volumes and prices;

46

  •
  the effect of the Quad/Graphics Transaction on the Company's business, operations and affairs;

  •
  projections of revenues, income or loss, earnings or loss per share, capital expenditures, dividends, capital structure, other financial items and the effects of currency fluctuations;

  •
  the plans and objectives of the Company or its management or Board of Directors, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and

  •
  statements regarding future economic performance.

The Company has based these forward-looking statements on its current expectations about future events.

Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and since forward-looking statements inherently involve risks and uncertainties, undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Company's ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things:

  •
  cyclical and seasonal variations in the industries in which the Company operates;

  •
  general economic, financial and market conditions, including the current global market and economic conditions;

  •
  the intensity of competitive activity in the industries in which the Company operates;

  •
  unanticipated higher capital spending required to maintain the Company's facilities and to address continued development of new equipment and technologies;

  •
  the concentration of the Company's revenues derived from long-term contracts;

  •
  increases and volatility in the cost of raw materials and energy prices;

  •
  technological changes that affect demand for the products and services of the Company;

  •
  the possibility of labour disruptions, including strikes and labour protests;

  •
  fluctuations in foreign currency exchange rates, interest rates and commodity prices;

  •
  regulatory and litigation matters and risks and changes in laws and regulations or in their interpretations, including tax laws;

  •
  the possibility that the Company's actual financial results may vary significantly from the projections filed with the U.S. Bankruptcy Court;

  •
  the fact that the future consolidated financial statements of the Company will not be comparable to the Company's financial statements from prior periods because of the effects of the transactions that became effective pursuant to the Plan;

  •
  the possibility that the Quad/Graphics Transaction may not be completed; and

47

  •
  other factors that are beyond the Company's control.

These and other risks, as well as the Company's ability to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the Company's filings with the SEC and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are also available on www.worldcolor.com). Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this Annual Information Form, and in particular under "Risk Factors". The Company cautions that the foregoing list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events when relying on the Company's forward-looking statements to make decisions with respect to the business of the Company. The forward-looking statements contained herein were prepared for the purpose of providing investors with information about the Company and may not be appropriate for other purposes.

Unless mentioned otherwise, the forward-looking statements in the Annual Information Form reflect the expectations of the Company as of the date hereof, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

ADDITIONAL INFORMATION

Additional information about us may be found on the SEDAR website at www.sedar.com.

Other information, including information on the remuneration and indebtedness of our directors and officers, the principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, will be contained in our Management Proxy Circular to be prepared in connection with our Annual Meeting of Shareholders. Other financial information is included in our Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2009.

You may also request a copy of any of the filings of the Company, at no cost, by writing or telephoning the Corporate Secretary of the Company at 999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada H3A 3L4, telephone: (514) 877-5334.

The above mentioned documents and our press releases may be found on our website at www.worldcolor.com.

48

EXHIBIT A

WORLD COLOR PRESS INC.

AUDIT COMMITTEE CHARTER

A.    PURPOSE

The Audit Committee is a standing committee appointed by the Board. The Committee is established to fulfil applicable public corporation obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

  –
  oversee the integrity of the Corporation's financial statements and financial reporting process, including the audit process and the Corporation's internal accounting controls and procedures and compliance with related legal and regulatory requirements;

  –
  oversee the qualifications and independence of the external auditors;

  –
  oversee the work of the Corporation's financial management, internal auditors and external auditors in these areas; and

  –
  provide an open avenue of communication between the external auditors, the internal auditors, the Board and Management.

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Corporation's annual management proxy circular, in accordance with applicable rules and regulations. Except as provided in the Human Resources and Compensation Committee Charter, the Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to pension matters.

The function of the Committee is oversight and nothing in this Charter is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee members are members of the Board of the Corporation, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. In particular, the member or members designated as audit committee financial experts shall not be accountable for giving professional opinions on the internal or external audit of the Corporation's financial information.

Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. The internal auditor is responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditors are responsible for planning and carrying out an audit of the Corporation's annual financial statements and, if so mandated, the effectiveness of the Corporation's system of internal controls in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

B.    PROCEDURES, POWERS AND DUTIES

In addition to the procedures and powers set out in the resolution of the Board establishing this Committee, a copy of which resolution is attached hereto as Schedule 1, the Committee shall have the following procedures, powers and duties:

1.
General

(a)
Composition – None of the members of the Committee shall be an officer or employee of the Corporation or any of its subsidiaries and each member of the Committee shall be an "independent" director (as such term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Corporation's securities are listed for trading).

    All members of the Committee must be "financially literate" (as that term is defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Corporation's securities are listed for trading or if it is not so defined as that term is interpreted by the Board in its business judgement) or must become financially literate within a reasonable period of time after their appointment to the Committee. At least one member of the Committee must also be an "audit committee financial expert" (as that term is defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Corporation's securities are listed for trading).

  (b)
  Service on Multiple Audit Committees – If a Committee member serves on the audit committees of more than three public corporations, including the Corporation, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee and disclose such determination in the annual proxy circular.

  (c)
  Separate Executive Meetings – The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. However, the Committee shall also meet periodically without Management present.

  (d)
  Sessions Separate from Management – The Committee may hold separate in camera sessions without Management present at the conclusion of any regularly scheduled meeting of the Committee at which members of Management are present.

  (e)
  Professional Assistance – The Committee may require the external auditors and internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain, at the Corporation's expense, such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee's duties.

  (f)
  Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditors as to any information technology, annual audit and non-audit services provided by the external auditors to the Corporation and its subsidiaries.

  (g)
  Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

C.    AUDIT RESPONSIBILITIES OF THE COMMITTEE

Selection and Oversight of the External Auditors

1.
The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Corporation and shall report directly to the Committee, and the Committee shall so instruct the external auditors. The Committee shall (i) evaluate the performance of the external auditors, (ii) make recommendations to the Board on the reappointment or appointment of the external auditors of the Corporation to be proposed in the Corporation's proxy circular for shareholder approval and (iii) have authority to terminate the external auditors. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and enquire on the qualifications of the proposed auditors before making its recommendation to the Board.

2.
The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Corporation to the external auditors with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered. All non-audit services to be provided to the Corporation, or any of its affiliates, by the external auditors, or any of their affiliates, which are not covered by pre-approval policies and procedures approved by the Committee, shall be subject to pre-approval by the Committee.

3.
The Committee shall review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:

(a)
actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;

(b)
require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement (consistent with auditing profession standards) delineating all relationships between the Corporation and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand;

(c)
consider that (i) both the lead audit partner and the partner responsible for performing a second review respecting the audit be rotated at least every five years and be subject to a five year time out and (ii) all other partners on the audit engagement team who provide more than 10 hours of audit, review or attest services with respect to the Corporation's consolidated financial statements, or who serve as the lead partner in connection with any audit or review related to financial statements of a subsidiary whose assets or revenues constitute at least 20% of the consolidated assets or revenues of the Corporation, be rotated at least every seven years and be subject to a two year time out;

(d)
consider whether there should be a regular rotation of the external audit firm itself;

(e)
consider whether the external auditor's provision of permissible non-audit services is consistent with the auditor's independence; and

  (f)
  consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

4.
The Committee shall prohibit the external auditor and its affiliates from providing certain non-audit services to the Corporation and its affiliates.

5.
The Committee shall establish and monitor clear policies for the hiring by the Corporation of employees or former employees of the external auditors.

6.
The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require. Such reports shall include:

(a)
a description of the external auditors' internal quality-control procedures, any material issues raised by the external auditors' most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and

(b)
a description of (i) all critical accounting policies and practices to be used in preparing the consolidated financial statements, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors and (iii) other material written communication between the external auditors and Management, such as any management letter or schedule of unadjusted differences.

7.
The Committee is responsible for resolving disagreements between Management and the external auditors regarding financial reporting.

8.
The Committee will obtain acknowledgement from the external auditors that they will inform the Committee of any illegal act and will provide a report to the Committee as required by applicable securities legislation and rules.

Oversight of Internal Auditors

9.
The Committee will engage in general oversight with respect to the internal auditors. The head of the internal audit function will report directly to both the Committee and the executive officer(s) of the Corporation designated by the Committee from time to time. The Chair of the Committee will be involved in the hiring and evaluation of the head of the internal audit function.

10.
The Committee shall obtain from the internal auditors and shall review summaries of the significant reports to Management prepared by the internal auditors, or the actual reports if requested by the Committee and Management's responses to such reports.

11.
The Committee shall, as it deems necessary, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

12.
The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness.

Oversight and Monitoring of Audits

13.
The Committee shall review with the external auditors, the internal auditors and Management, (i) the audit function generally, including its objectives, staffing, locations, co-ordination and reliance upon Management and internal audit, and (ii) the general audit approach and scope of proposed audits of the financial statements of the Corporation and its subsidiaries, the overall audit plans, the responsibilities of Management, internal auditors and external auditors, the audit procedures to be used and the timing and estimated budgets of the audits.

14.
The Committee shall meet periodically with the internal auditors to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with Management and the adequacy of Management's and the internal auditor's responses, as applicable, in correcting audit-related deficiencies.

15.
The Committee shall discuss with the external auditors any difficulties or disputes that arose with Management or the internal auditors during the course of the audit and the adequacy of Management's responses in correcting audit-related deficiencies.

16.
The Committee shall review, with Management, the results of internal and external audits.

17.
The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

18.
The Committee shall, as it deems necessary, oversee, review and discuss with Management, the external auditors and the internal auditors:

(a)
the quality, appropriateness and acceptability of the Corporation's accounting principles or financial statement presentation or practices used in its financial reporting, changes in the Corporation's accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(b)
all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any "second opinions" sought by Management from an independent auditor with respect to the accounting treatment of a particular item;

(c)
any material change to the Corporation's accounting principles and practices as recommended by Management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d)
the effect of regulatory and accounting initiatives on the Corporation's financial statements and other financial disclosures;

(e)
any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Corporation;

(f)
the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation;

(g)
any legal matter, claim or contingency that could have a significant impact on the financial statements, the Corporation's compliance policies, and any material reports, inquiries or other correspondence received from regulators or governmental agencies, and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation's financial statements;

  (h)
  the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation's operations; and

  (i)
  the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles.

19.
The Committee will review and resolve disagreements between Management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

20.
The Committee shall, as it deems necessary, exercise oversight of, review and discuss with Management, the external auditors and the internal auditors:

(a)
the adequacy and effectiveness of the Corporation's internal accounting and financial controls and the recommendations of Management, the external auditors and the internal auditors for the improvement of accounting practices and internal controls, including any steps adopted in light of any material control deficiencies; and

(b)
Management's compliance with the Corporation's processes, procedures and internal controls, its evaluation of any changes, if any, in such controls and the external auditor's audit of the effectiveness of internal control over financial reporting.

Communications with Others

21.
The Committee shall review and approve procedures for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with Management and the internal auditors these procedures and any significant complaints received.

Oversight and Monitoring of the Corporation's Financial Disclosures

22.
The Committee shall:

(a)
review with the external auditors and Management and recommend to the Board for approval the audited financial statements and the notes and Managements' Discussion and Analysis accompanying such financial statements, the Corporation's annual report and any financial information of the Corporation contained in any prospectus or information circular of the Corporation;

(b)
review with the external auditors and Management and recommend to the Board for approval each set of interim financial statements and the notes and Managements' Discussion and Analysis accompanying such financial statements; and

(c)
review with the external auditors and Management any other disclosure documents or regulatory filings of the Corporation containing financial information of the Corporation.

  Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

23.
The Committee shall generally review and discuss with Management the type and presentation of information to be disclosed in the Corporation's earnings press releases, including the use of pro forma or "adjusted" non-GAAP information, as well as the type and presentation of financial information and earnings guidance to be provided to analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each instance in which the Corporation gives earnings guidance.

24.
The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors.

Oversight of Finance Matters

25.
The Committee shall receive and review:

(a)
periodic reports on compliance with requirements regarding statutory deductions and remittances, the nature and extent of any non-compliance together with the reasons therefore and the Management's plan and timetable to correct any deficiencies;

(b)
material policies and practices of the Corporation respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Corporation; and

(c)
material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

26.
The Committee shall meet periodically with Management to review and discuss the Corporation's major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

27.
The Committee shall meet with Management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Additional Responsibilities

28.
The Committee shall review related party transactions required to be disclosed under applicable securities legislation and rules.

29.
The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

D.    PENSION RESPONSIBILITIES OF THE COMMITTEE

1.
The Committee's responsibilities relating to pension matters, include:

(a)
approving and monitoring the governance structure and the funding policies for the pension plans of the Corporation and its subsidiaries in all countries (the "Pension Plans");

(b)
approving any amendments to the Pension Plans, so that they reflect at all times the agreed changes brought by the Corporation in terms of compensation and benefit strategy as approved by the Human Resources and Compensation Committee and the changes brought upon by applicable laws and regulations;

(c)
approving the investment policies, in particular the asset mix and the investment objectives and guidelines of each Pension Plan and monitoring same;

  (d)
  reviewing the performance and independence of the Pension Plans' external auditors and recommending to the Board the external auditors for the ensuing year;

  (e)
  approving the appointment or termination of the custodians, actuaries, and investment managers;

  (f)
  reviewing regularly the purpose and objectives of the Pension Plans, the investment manager structure, the funding strategy and administration of the specific Pension Plans;

  (g)
  reviewing the investment management of the Pension Plans, including the Pension Plans' investment structure and performance, and the performance of the managers, custodians and external global advisor, as well as the fees payable to them;

  (h)
  reviewing annually the actuarial reports and reviewing the Pension Plans' audited financial statements, as reported upon by the Pension Plans' external auditors;

  (i)
  receiving requisite information to ensure compliance with all applicable laws and regulations pertaining to each Pension Plan.

2.
Subject to applicable laws and regulations, the Audit Committee may delegate all or part of the responsibilities set forth in this section "Pension Responsibilities of the Committee" to one or more committees ("Local Management Committees") comprised of such employees of the Corporation or its subsidiaries and/or other persons as the Audit Committee shall designate from time to time, and the Audit Committee shall ensure that each Local Management Committee shall report to it and consult with it on a timely basis, as required, in respect of the Pension Plans for which it is responsible.

3.
The Audit Committee, while maintaining its fiduciary duties, may be assisted by employees of the Corporation and any of its subsidiaries in the fulfillment of the duties and responsibilities related to the management of the Pension Plans.

THE CHARTER

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.

The Committee shall ensure that this Charter is disclosed on the Corporation's website and in accordance with all applicable securities laws or regulatory requirements.

SCHEDULE 1

TO

THE AUDIT COMMITTEE CHARTER

WORLD COLOR PRESS, INC.
(the "Corporation")

RESOLUTIONS OF THE BOARD OF DIRECTORS

WHEREAS the Corporation wishes to disband its existing board committees, constitute new committees, approve charters for such new committees and appoint directors to each committee;

Disbanding of Board Committees and Repeal of Charters

RESOLVED THAT:

1.
All committees of the board of directors of the Corporation, including, without limitation, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee, the Audit Committee, the Pension Committee, the Independent Committee, the Restructuring Committee and the Executive Committee, shall be disbanded effective July 21, 2009 and the terms of reference for such committees are repealed.

Establishment of Board Committees and their Charters

RESOLVED THAT:

2.
Establishment of Committees – The Board of Directors confirms the establishment of the following committees of the Board of Directors:

      Audit Committee
      Human Resources and Compensation Committee

3.
Committee Composition – Each Committee shall consist of not less than three and not more than six individuals who are directors of the Corporation.

4.
Appointment and Replacement of Committee Members – Any member of a Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on a Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors or, in the case of the Audit Committee, the Audit Committee does not have at least one member with accounting or related financial expertise. Whenever there is a vacancy on a Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of each Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her election or until his or her successor shall be duly elected and qualified.

5.
Committee Chair – Unless a Chair of a Committee is designated by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee. The Chair of each Committee shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board.

6.
Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member's interest and shall not participate in consideration of the matter and shall not vote on the matter.

7.
Compensation of Committee Members – The members of each Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine. No member of a Committee shall receive from the Corporation or any of its affiliates any compensation other than the fees to which he or she is entitled as a director or a member of a committee of the board of the Corporation or any of its affiliates.

8.
Meetings of the Committee

(a)
Procedures for Meetings – Subject to any applicable statutory or regulatory requirements, the articles and by-laws of the Corporation and the terms of a Committee's Charter, the time at which and place where the meetings of a Committee shall be held and the calling of Committee meetings and the procedure in all things at such meetings shall be determined by each Committee. Each Committee may hold separate in camera sessions without management present at the conclusion of any regularly scheduled meeting of the Committee at which members of management are present.

(b)
Calling of Meetings – Each Committee shall meet as often as it deems appropriate to discharge its responsibilities. Each Committee shall, to the extent practicable, seek to avoid scheduling meetings at times which overlap with meetings of another Committee. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of a Committee and the chairman of the Board at least 24 hours prior to the time fixed for such meeting. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review.

(c)
Quorum – Three members constitute a quorum for the transaction of Committee business.

(d)
Chair of Meetings – If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present shall be chosen by the Committee to preside at the meeting.

(e)
Secretary of Meeting – The Chair of each Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the secretary of the Corporation shall be secretary of the Committee. The agenda of each Committee meeting will be prepared by the secretary of the Committee and, whenever reasonably practicable, circulated to each member prior to each meeting.

(f)
Attendance of Chairman – The chairman of the Board shall be invited to participate as a non-voting guest at all meetings of each Committee.

(g)
Minutes – Minutes of the proceedings of each Committee shall be kept in minute books provided for that purpose. The minutes of Committee meetings shall accurately record the discussions of and decisions made by the relevant Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

9.
Powers of the Committee

(a)
Access – Each Committee is entitled to full access to all books, records, facilities, and personnel of the Corporation and its subsidiaries. A Committee may require such officers, directors and employees of the Corporation and its subsidiaries and others as it may see fit from time to time to provide any information about the Corporation and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

(b)
Delegation – Each Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

(c)
Adoption of Policies and Procedures – Each Committee may adopt policies and procedures for carrying out its responsibilities.

10.
Committee Charters – The charters of the Audit Committee and the Human Resources and Compensation Committee are set out, respectively, in Schedules A and B hereto.

Appointment of Committee Members

11.
The following individuals are appointed to the Audit Committee:

      Raymond J. Bromark (Chair)
      Gabriel de Alba
      James Gaffney
      David McAusland

12.
The following individuals are appointed to the Human Resources and Compensation Committee:

      Thomas Ryder (Chair)
      Jack Kliger
      Michael Allen

World Color Press Inc.
(Formerly Quebecor World Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SEVEN MONTHS ENDED JULY 31, 2009 AND THE FIVE MONTHS
ENDED DECEMBER 31, 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of World Color Press Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements of World Color Press Inc. and its subsidiaries, the Management's Discussion and Analysis (MD&A) and all other information in World Color Press Inc.'s Annual Report. These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments. To provide reasonable assurance that relevant and reliable financial information is produced, management is responsible for the development of internal controls over financial reporting process. Management has developed and maintained a system of internal controls and supports a program of internal audit.

The Board of Directors (the "Board") carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of independent directors. The Board is responsible for reviewing and approving the consolidated financial statements and the MD&A for inclusion in World Color Press Inc.'s Annual Report based on the review and recommendation of the Audit Committee. The Board is also responsible for overseeing management's responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls and compliance with legal and regulatory requirements.

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

/s/ Mark A. Angelson Mark A. Angelson Chairman of the Board and Chief Executive Officer	/s/ Andrew P. Hines Andrew P. Hines Executive Vice President and Chief Financial Officer

Montreal, Canada

March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of World Color Press Inc. (formerly Quebecor World Inc.)

We have audited the accompanying consolidated balance sheets of World Color Press Inc. (formerly Quebecor World Inc.) ("the Company") and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity (deficit) and cash flows for the seven-month period ended July 31, 2009 (to the fresh-start reporting date), the five-month period ended December 31, 2009, as well as for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results of operations and their cash flows for the seven-month period ended July 31, 2009 (to the Fresh-start reporting date), the five-month period ended December 31, 2009, as well as for each of the years in the two-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP (1)
Chartered Accountants

Montréal, Canada
March 1, 2010

(1)
CA auditor permit no. 14114

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of World Color Press Inc. (formerly Quebecor World Inc.)

We have audited World Color Press Inc.'s (formerly Quebecor World Inc.) ("the Company") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2009, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 1, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP(1)
Chartered Accountants

Montréal, Canada
March 1, 2010

(1)
CA auditor permit no. 14114

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In millions of US dollars, except per share amounts)

			Predecessor
		Successor
				Year ended December 31,
		Five months ended December 31, 2009	Seven months ended July 31, 2009
	Note			2008	2007
Operating revenues		$1,337	$1,735	$4,017	$4,655
Operating expenses:
Cost of sales		1,098	1,564	3,545	4,081
Selling, general and administrative		122	163	351	389
Securitization fees		–	–	–	15
Impairment of assets, restructuring and other charges	7	39	22	242	224
Goodwill impairment charge	14	–	–	341	1,833

		1,259	1,749	4,479	6,542

Operating income (loss)		78	(14)	(462)	(1,887)
Financial expenses	8	30	74	410	179
Effective interest on preferred shares classified as liability		8	2	5	10
Reorganization items	3	–	67	106	–

Income (loss) from continuing operations before income taxes		40	(157)	(983)	(2,076)
Income taxes	9	19	18	(39)	(239)

Income (loss) from continuing operations		21	(175)	(944)	(1,837)
Loss from discontinued operations (net of tax)	6	–	–	(715)	(363)

Net income (loss)		$21	$(175)	$(1,659)	$(2,200)
Net income allocated to holders of preferred shares		–	9	18	23

Net income (loss) allocated to holders of equity shares		$21	$(184)	$(1,677)	$(2,223)

Earnings (loss) per share:
Basic and diluted:
Continuing operations	10	$0.29	$(0.89)	$(5.26)	$(14.10)
Discontinued operations		–	–	(3.92)	(2.75)

		$0.29	$(0.89)	$(9.18)	$(16.85)

Weighted-average number of equity shares outstanding (in thousands):	10
Basic and diluted		73,285	205,482	182,644	131,926

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions of US dollars)

			Predecessor
		Successor
				Year ended December 31,
		Five months ended December 31, 2009	Seven months ended July 31, 2009
	Note			2008	2007
Net income (loss)		$21	$(175)	$(1,659)	$(2,200)
Other comprehensive income (loss), net of income tax:	24, 25
Unrealized gain (loss) on foreign currency translation adjustment		6	(85)	150	(105)
Portion of foreign currency translation adjustment in income as a result of business disposals		–	–	274	–
Unrealized net gain on derivative financial instruments related to cash flow hedges		–	–	–	10
Reclassification of realized net loss (gain) on derivative financial instruments to the statements of income		–	(1)	(7)	5

Comprehensive income (loss)		$27	$(261)	$(1,242)	$(2,290)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(In millions of US dollars)

	Note	Capital stock (Note 22)	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity (deficit)
Balance, December 31, 2006 (Predecessor)		$1,452	$114	$398	$(83)	$1,881
Net loss		–	–	(2,200)	–	(2,200)
Cumulative effect of change in accounting policy–Financial instruments		–	–	(5)	(7)	(12)
Other comprehensive income (loss), net of income taxes	24	–	–	–	(90)	(90)
Equity shares issued from stock plans		5	–	–	–	5
Related party transactions		–	1	–	–	1
Stock-based compensation		–	3	–	–	3
Redemption of convertible notes		–	(16)	16	–	–
Dividends on preferred shares		–	–	(22)	–	(22)

Balance, December 31, 2007 (Predecessor)		$1,457	$102	$(1,813)	$(180)	$(434)
Net loss		–	–	(1,659)	–	(1,659)
Cumulative effect of change in accounting policy–Inventories		–	–	(18)	–	(18)
Other comprehensive income, net of income taxes	24	–	–	–	417	417
Preferred shares conversion		138	–	–	–	138
Stock-based compensation		–	1	–	–	1

Balance, December 31, 2008 (Predecessor)		$1,595	$103	$(3,490)	$237	$(1,555)
Net loss from January 1 to July 31, 2009		–	–	(175)	–	(175)
Other comprehensive loss, net of income taxes	24	–	–	–	(86)	(86)
Stock-based compensation		–	4	–	–	4
Preferred shares conversion		14	–	–	–	14

Balance, July 31, 2009 (Predecessor)		$1,609	$107	$(3,665)	$151	$(1,798)
Fresh start adjustments:	1
Cancellation of Predecessor capital stock and contributed surplus		(1,609)	(107)	–	–	(1,716)
Elimination of Predecessor deficit and accumulated other comprehensive income		–	–	3,665	(151)	3,514
Issuance of capital stock as part of Plan of Reorganization		628	54	–	–	682

Balance, July 31, 2009 (Successor)		$628	$54	$–	$–	$682
Net income for five-month period ended December 31, 2009		–	–	21	–	21
Other comprehensive income net of income taxes	24	–	–	–	6	6

Balance, December 31, 2009 (Successor)		$628	$54	$21	$6	$709

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of US dollars)

			Predecessor
		Successor
				Year ended December 31,
		Five months ended December 31, 2009	Seven months ended July 31, 2009
	Note			2008	2007
Cash flows from operating activities:
Net income (loss)		$21	$(175)	$(1,659)	$(2,200)
Adjustments for:
Reorganization items	3	–	24	39	–
Depreciation of property, plant and equipment	12	59	116	262	311
Impairment of assets and non-cash portion of restructuring and other charges	7	3	(1)	186	277
Goodwill impairment charge	14	–	–	341	1,999
Future income taxes	9	23	13	(60)	(256)
Amortization and write down of other assets		–	12	19	60
Amortization of customer relationships	13	17	–	–	–
Amortization of financing costs	8	9	–	58	7
Effective interest and dividends on preferred shares classified as liability		8	–	–	–
Loss on business disposals and other	6	–	–	685	13
Unrealized foreign exchange (gain) loss on long term debt		–	(57)	100	(16)
Other		1	3	(7)	19
Net changes in non-cash balances related to operations:
Accounts receivable		(110)	233	126	(182)
Inventories		22	44	34	2
Trade payables and accrued liabilities		26	(153)	(388)	66
Trade payables and accrued liabilities subject to compromise		–	79	526	–
Amounts owing in satisfaction of bankruptcy claims		(3)	–	–	–
Other current assets and liabilities		29	(25)	(10)	42
Other non-current assets and liabilities		4	(5)	(162)	(74)

		(32)	173	126	(146)

Cash flows provided by operating activities		109	108	90	68
Cash flows from financing activities:
Net change in bank indebtedness		(1)	–	(71)	18
Issuance of long-term debt, net of issuance costs		–	463	6	67
Repayments of long-term debt		(6)	(109)	(21)	(332)
Fees related to the plan of reorganization		–	(14)	–	–
Net borrowings under revolving bank facility		(89)	–	77	578
Net borrowings under revolving DIP Facility		–	(45)	52	–
Issuance of DIP Term Loan, net of issuance costs		–	–	557	–
Repayments of DIP Term Loan		–	(526)	(75)	–
Net proceeds from issuance of equity shares		–	–	–	5
Dividends on preferred shares		–	–	–	(18)
Redemption of convertible notes		–	–	–	(120)
Net change in secured financing		–	–	49	84
Repayment of North American securitization program subsequent to Insolvency Proceedings		–	–	(413)	–

Cash flows provided by (used in) financing activities		(96)	(231)	161	282
Cash flows from investing activities:
Additions to property, plant and equipment		(41)	(56)	(109)	(321)
Net proceeds from disposal of assets		2	2	25	101
Business disposals and business acquisitions, net of cash and cash equivalents		–	–	44	(3)
Restricted cash		(3)	5	(3)	(7)
Restricted cash related to Insolvency Proceedings		–	32	(44)	–

Cash flows used in investing activities		(42)	(17)	(87)	(230)
Effect of foreign currency		–	(4)	(16)	(77)

Net changes in cash and cash equivalents		(29)	(144)	148	43
Cash and cash equivalents, beginning of period	28	65	209	61	18

Cash and cash equivalents, end of period	28	$36	$65	$209	$61

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

		Successor	Predecessor
	Note	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	28	$36	$209
Accounts receivable	26	562	694
Inventories	11	176	234
Income taxes receivable		16	31
Future income taxes	9	19	14
Prepaid expenses and deposits		32	40

Total current assets		841	1,222
Property, plant and equipment	12	1,113	1,161
Intangible assets	13	372	–
Restricted cash	15	63	97
Future income taxes	9	18	6
Other assets	16	75	334

Total assets		$2,482	$2,820

Liabilities and Shareholders' equity (deficit)
Current liabilities:
Bank indebtedness	17	$2	$3
Trade payables		116	135
Accrued liabilities	18	280	345
Amounts owing in satisfaction of bankruptcy claims	1	45	–
Income and other taxes payable		19	41
Current portion of long-term debt	19	20	583
Liabilities subject to compromise	4	–	2,883

Total current liabilities		482	3,990
Long-term debt	19	440	61
Unsecured notes to be issued	20	46	–
Other liabilities	21	515	246
Future income taxes	9	192	43
Preferred shares	22	98	35
Shareholders' equity (deficit):
Capital stock	22	628	1,595
Contributed surplus	22	54	103
Retained earnings (deficit)		21	(3,490)
Accumulated other comprehensive income	24	6	237

		709	(1,555)

Commitments, Contingencies and Guarantees	29
Subsequent Events	34
Total liabilities and shareholders' equity (deficit)		$2,482	$2,820

See accompanying Notes to Consolidated Financial Statements.

On behalf of the Board:

/s/ Mark A. Angelson	/s/ Raymond J. Bromark
Mark A. Angelson, Director	Raymond J. Bromark, Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Five months ended December 31, 2009 and seven months ended July 31, 2009 and for years ended December 31, 2008 and 2007
(Amounts are expressed in millions of US dollars, except per share amounts)

1.     Creditor Protection and the Plan of Reorganization

  Background and Overview

  On January 21, 2008 (the "Filing Date"), Quebecor World Inc. ("QWI" or the "Predecessor") obtained an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") for itself and for 53 U.S. subsidiaries (the "U.S. Subsidiaries" and, collectively with QWI, the "Applicants"). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"). The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the "Insolvency Proceedings". QWI's Latin American subsidiaries were not subject to the Insolvency Proceedings. During the Insolvency Proceedings, the Applicants continued to operate under the protection of the relevant courts.

  On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the "Plan") under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the "Effective Date"). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as World Color Press Inc. ("Worldcolor", the "Company" or the "Successor") on the Effective Date.

  The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009 in accordance with section 1625 "Comprehensive Revaluation of Assets and Liabilities" of The Canadian Institute of Chartered Accountants Handbook ("CICA Handbook"). Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity's reorganization value of $1.5 billion to its assets and liabilities in a manner consistent with section 1581 "Business Combinations" of the CICA Handbook. The excess reorganization value over the fair value of tangible and identifiable intangible assets and liabilities has been recorded as a reduction to capital stock in the consolidated balance sheet. Future income taxes, at the Fresh-start Date (as defined below), have been determined in conformity with section 3465 "Income Taxes" of the CICA Handbook. For additional information regarding the impact of fresh start accounting, see "Fresh Start Consolidated Balance Sheet" below. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company elected to adopt fresh start accounting for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor's new capital stock, as if such events had occurred on July 31, 2009 (the "Fresh-start Date"). The Company evaluated the activity between July 22, 2009 and July 31, 2009 and, based upon the immateriality of such activity, concluded that the use of July 31, 2009 to reflect the fresh start accounting adjustments was appropriate for financial reporting purposes. The use of the July 31, 2009 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (Cont'd)

  Another part of the Company's restructuring activities was the sale of its European operations to a subsidiary of Hombergh Holdings B.V. ("HHBV"), since renamed CirclePrinters Holding B.V., a Netherlands-based investment group. On June 17, 2008, the Quebec Superior Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement of sale, the Company received €52.2 million in cash at closing. HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to the Company. The sale was made substantially on an "as is, where is" basis (Note 6).

  Plan of Reorganization

  Following implementation of the Plan, Worldcolor reorganized its capital structure and issued (or will issue) the following securities in exchange for $3.1 billion of Liabilities Subject to Compromise ("LSTC"):

    •
    New unsecured notes to be issued in the estimated aggregate principal amount of $43 million (Note 20);

    •
    12,500,000 new convertible Class A preferred shares;

    •
    73,285,000 new common shares; and

    •
    10,723,019 Series I warrants and 10,723,019 Series II warrants.

  In accordance with the terms of the Plan, the common shares, the preferred shares and the Series I and Series II warrants were issued in escrow as of the Effective Date pending the resolution of claims. Subsequently, a portion of the securities has been released from escrow (Note 22). These transactions are considered non-cash transactions for cash flow purposes.

  In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of the Predecessor's senior secured debt, all of which were paid on the Effective Date. Also, the Company will make payments of approximately $60 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $12 million was paid on the Effective Date and $3 million was paid prior to December 31, 2009.

  The implementation of the Plan also involved the following refinancing transactions:

    •
    Repayment of $587 million under the Predecessor's debtor-in-possession ("DIP") financing; and

    •
    Entering into a new exit financing credit facility of $800 million (Note 19).

  Pursuant to the Plan, on the Effective Date, QWI's then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration in accordance with the Articles of Reorganization that were filed with the Quebec Superior Court as one of the steps to implement the Plan.

  The Company continues to incur expenses related to the Insolvency Proceedings, primarily professional fees that were classified as reorganization items in the Predecessor's financial results. After emergence from bankruptcy protection, these expenses are classified as Impairment of assets, restructuring and other charges ("IAROC") (Note 7) in the Successor's consolidated statement of income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (Cont'd)

  Significant Ongoing Insolvency Proceedings Matters

  Claims Procedure

  On September 29, 2008, QWI initiated a claims procedure for the identification, resolution and barring of claims against the Applicants as authorized by the courts in the Insolvency Proceedings.

  The total amount of such claims filed exceeded the amount recorded in the Predecessor consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

  As set out in the Canadian and U.S. Claims Procedure Orders, certain claims were excluded from the claims process ("Excluded Claims") and do not have to be proven as part of the Insolvency Proceedings, as they are not LSTC.

  Claims Assessment

  As of February 8, 2010, a total of 8,002 claims, net of subsequent withdrawn and expunged claims ("Total Claims"), had been received, of which 1,153 were filed against QWI and 6,849 were filed against the U.S. Subsidiaries. The Total Claims filed, net of subsequent withdrawn and expunged claims, amounted to $7.4 billion.

  The Claims Procedure Order required creditors to file a separate proof of claim against each of the Applicants against which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is when a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant's debt. Another situation that gives rise to duplication is where one or more of the Applicants has or have guaranteed another Applicant's indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Company believes these multiple or duplicate claims amount to $1.9 billion.

  The Total Claims filed less duplicate or multiple claims, Excluded Claims and subsequently withdrawn and expunged claims amount to approximately $3.1 billion. Of this amount, QWI recorded $2.8 billion (excluding post-filing interest) as LSTC on the Predecessor consolidated balance sheet as of July 31, 2009.

in millions
Claims filed net of withdrawn and expunged claims as at February 8, 2010	$7,394
Less:
Excluded claims	2,460
Duplicate claims	1,867

Claims filed net of withdrawn and expunged, excluded and duplicate claims	3,067
Claims still under review	286

Liabilities subject to compromise (excluding post-filing interest)	$2,781

  The difference between the recorded LSTC and the amount of Total Claims filed less duplicate or multiple claims, Excluded Claims, and claims subsequently withdrawn and expunged amounts to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (Cont'd)

  $286 million and continues to be investigated. The Company believes it is unlikely that any of these excess claims, or unaccrued portion thereof, will be allowed by the relevant courts. It is not possible to estimate the quantum of the claims that will ultimately be allowed by the courts. However, we believe there will be no further material impact to the Consolidated Statement of Income (Loss) of the Successor from the settlement of unresolved general unsecured claims against the Canadian and US non-operating debtors because the holders of such claims will receive under the Plan only their pro rata share of the distribution of the newly issued common shares, Class A preferred shares and Series I and Series II warrants. It is however possible that allowed general unsecured claims against the U.S. operating debtors (see Note 20 for a description of the terms and conditions of the unsecured notes to be issued) as well as secured, priority and administrative claims against the debtors may be in excess of the amount recorded as of December 31, 2009 given the magnitude of the claims asserted. In light of the substantial number and amount of claims filed, particularly duplicate and multiple claims, the claims resolution process may take considerable time to complete and are continuing after the Company's emergence from bankruptcy protection.

  Legal issues related to emergence

  Pursuant to the Plan, claims for the recovery of amounts paid to the holders of certain senior unsecured notes and/or other creditors prior to the Filing Date as preferential or fraudulent conveyances, whether arising under the U.S. Bankruptcy Code or similar state laws, including amounts received by the Applicants on account of such claims prior to the Effective Date (such claims and amounts being collectively referred to as the "Avoidance Actions") were transferred to a trust (the "Litigation Trust") created for the benefit of creditors, as specifically provided for therein. To facilitate the implementation of the Litigation Trust, the Plan requires the Company to fund a secured loan to the Litigation Trust in an amount of up to $5 million in order to pay for the costs and expenses of its administration as well as the prosecution of the Avoidance Actions, and will be funded as these costs and expenses are incurred by the Litigation Trust. The loan will be secured by a pledge in favor of the Company on the Avoidance Actions and all interests thereon and other earnings, income or other assets of the Litigation Trust. The Company funded $0.7 million of this secured loan as of December 31, 2009. The assets and liabilities of the Litigation Trust are not recorded in the Company's financial statements because the Company is not the primary beneficiary of the Litigation Trust.

  Fresh-start consolidated balance sheet

  As previously noted, the Company adopted "fresh start" accounting at the Fresh-start Date. Under fresh start accounting, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the estimated enterprise value of $1.5 billion as established in the Plan. Enterprise value is generally defined to be the Company's estimated fair value at the Fresh-start Date, less cash and cash equivalents. As a result of fresh start accounting, Worldcolor became a new entity for financial reporting purposes. Accordingly, the consolidated financial statements of the Successor on or after August 1, 2009 are not comparable to the consolidated financial statements of the Predecessor prior to that date.

  Our estimates of fair value are based on independent appraisals and valuations which were completed as of the date of issuance of our Consolidated Financial Statements. To determine the enterprise value of the Successor, management developed a set of financial projections for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (Cont'd)

  Successor using a number of estimates and assumptions. With the assistance of financial advisors, management determined the enterprise value and corresponding equity value of the Successor based on these financial projections using various valuation methods, including (a) selected publicly-traded companies' analysis, (b) selected transactions analysis and (c) a discounted cash flow analysis. Based upon these analyses, management estimated that the going concern enterprise value of the Successor, at the Fresh-start Date, was in a range of $1.25 billion to $1.75 billion. The enterprise value and the corresponding equity value are dependent on achieving the future financial results set forth in management's projections, as well as the realization of certain other assumptions. For the valuation of individual assets and liabilities, management has estimated the fair value using prices for similar assets and liabilities in the market place (market approach) or discounted future cash flows (income approach). The fair values of preferred shares, warrants and embedded derivatives were determined using valuation models for such instruments. For the valuation of unsecured notes to be issued, see Note 20. All estimates, assumptions, valuations, appraisals and financial projections, including the fresh start adjustments, the enterprise value and equity value, are inherently subject to significant uncertainties outside of management's control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

  A fresh-start consolidated balance sheet as at July 31, 2009 is set out below with adjustments summarized in the columns captioned a) Plan of Reorganization, b) Exit Financing and c) Fresh Start Adjustments. These adjustments reflect the effect of the Plan's implementation, including the compromise of various liabilities, the issuance of new securities and various cash payments, as more thoroughly described in the Plan, as well as the re-evaluation of the assets and liabilities to estimated fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (Cont'd)

  Fresh-start Consolidated Balance Sheet
  (In millions of US dollars)

	Predecessor July 31, 2009	Plan of Reorganization	Exit Financing	Fresh Start Adjustments	Successor July 31, 2009
Assets
Current assets:
Cash and cash equivalents	$293	$(104)	$(124)	$–	$65
Accounts receivable	485	(23)	–	(11)	451
Inventories	190	–	–	5	195
Income taxes receivable	33	(26)	–	–	7
Future income taxes	9	9	–	(4)	14
Prepaid expenses and deposits	61	5	–	(1)	65

Total current assets	1,071	(139)	(124)	(11)	797
Property, plant and equipment	1,121	9	–	(4)	1,126
Intangible assets	–	–	–	389	389
Restricted cash	93	(33)	–	–	60
Future income taxes	2	5	–	14	21
Other assets	348	(4)	–	(263)	81

Total assets	$2,635	$(162)	$(124)	$125	$2,474

Liabilities and Shareholders' equity (deficit)
Current liabilities:
Bank indebtedness	$2	$–	$–	$–	$2
Trade payables	91	(3)	–	–	88
Accrued liabilities	293	(6)	–	(12)	275
Amounts owing in satisfaction of bankruptcy claims	–	48	–	–	48
Income and other taxes payable	44	(3)	–	(27)	14
Future income taxes	–	–	–	–	–
Current portion of long term debt	13	–	–	–	13
Current portion of liabilities subject to compromise	166	(166)	–	–	–

Total current liabilities	609	(130)	–	(39)	440
Liabilities subject to compromise	2,924	(2,924)	–	–	–
DIP financing	587	–	(587)	–	–
Long-term debt	57	6	–	3	66
Exit financing	–	–	463	–	463
Unsecured Notes	–	43	–	–	43
Other liabilities	183	32	–	302	517
Future income taxes	47	174	–	(52)	169
Preferred shares–Predecessor	26	–	–	(26)	–
Preferred shares–Successor	–	94	–	–	94
Shareholders' equity (deficit):
Capital stock–Predecessor	1,609	–	–	(1,609)	–
Capital stock–Successor	–	721	–	(93)	628
Contributed surplus	107	54	–	(107)	54
Deficit	(3,665)	1,768	–	1,897	–
Accumulated other comprehensive income (loss)	151	–	–	(151)	–

	(1,798)	2,543	–	(63)	682

Total liabilities and shareholders' equity (deficit)	$2,635	$(162)	$(124)	$125	$2,474

  See accompanying assumptions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (Cont'd)

  Plan of Reorganization Column

  In the Plan of Reorganization column, LSTC of $3.1 billion in the Predecessor was discharged with the issuance of new common shares, preferred shares, warrants and as well as unsecured notes to be issued by Worldcolor. Certain other claims of holders under the Predecessor's senior secured debt and certain other secured, administrative, priority tax and convenience unsecured claims of approximately $160 million will be paid in cash, of which $112 million was paid on the Effective Date. The remaining balance was recorded as Amounts owing in satisfaction of bankruptcy claims. In addition, certain income tax liabilities amounting to $26 million that were subject to compromise are expected to be settled against income taxes receivable from the current and prior years. Finally, the Plan provides for the repudiation of the non-qualified pension plans, collectively defined as "Rejected Employee Agreements". As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements have agreed to participate in new non-qualified benefit plans and agreements (collectively, the "New Benefits Plan"). As a result, an amount of $32 million was recorded to recognize the unfunded liability of the New Benefits Plan, and reflected as other liabilities, in settlement of the liability for Rejected Employee Agreements which was subject to compromise. The employees that did not participate in the New Benefits Plan filed a claim against the Company prior to emergence, and management's best estimate of the amount to be disbursed was included in the LSTC prior to emergence.

  Projected net future income tax liabilities of approximately $160 million were recognized on the discharge of the LSTC. The discharge of the LSTC gives rise to cancellation of debt ("COD") income for income tax purposes and is projected to reduce certain of the Company's tax attributes, such as net operating loss ("NOL") and NOL carry forwards as well as capital loss carry forwards and the tax basis of the Company's depreciable and non-depreciable assets, which will increase the Company's income tax obligation in the future. Because some of the debtors' outstanding indebtedness will be satisfied under the Plan by way of consideration other than cash, the amount of COD income, and accordingly the amount of tax attributes that may be reduced, will depend in part on the fair market value of such non-cash consideration.

  Exit Financing Column

  The Company obtained exit financing of $800 million (Note 19) including a Term Loan of $450 million, fully drawn, and a Revolving Credit Facility of $350 million, of which $89 million was drawn on the Effective Date. Transaction fees and debt issuance costs of $76 million have been reflected as a reduction to the face value of the Term Loan and draws on the Revolving Credit Facility at the Fresh-start Date. Net drawdowns under the Term Loan and Revolving Credit Facility, together with cash and cash equivalents of $124 million were used to repay the DIP financing of the Predecessor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (Cont'd)

  Fresh Start Adjustments Column

  The fresh start adjustments reflect the estimated fair value of the Company's assets and liabilities as of the Fresh-start Date. The significant fresh start accounting adjustments reflected in the Fresh-start Consolidated Balance Sheet, based on current estimates, are summarized as follows:

  (a)
  Working capital:

    The historical cost for substantially all of the Company's current assets and liabilities is reflective of their current fair values. Work-in-process inventories were increased by $5 million to reflect their market value.

  (b)
  Property, plant and equipment:

    A fresh start adjustment of $4 million was recorded to reduce the historical cost of property, plant and equipment to estimated fair values.

  (c)
  Intangibles and Other assets:

    A fresh start adjustment of $389 million was recorded for finite-life intangible assets representing the estimated fair value of Worldcolor's customer relationships and contracts. These intangible assets will be amortized on a straight-line basis over their estimated useful lives which range from 4 years to 15 years.

    Other fresh start adjustments to estimated fair value include: the reduction of pension assets of $142 million, the reduction of contract acquisition costs of $82 million, which are effectively included in the aforementioned intangible assets, and other various fair value adjustments totalling $39 million.

  (d)
  Other liabilities:

    Fresh start adjustments of $293 million were recorded to reflect the values of the unfunded pension and other postretirement benefits liabilities at the Fresh-start Date and reflect the Plan assumptions that the existing registered pension plans will remain essentially unchanged. The Company also reclassified $51 million of reserves for tax uncertainties, mainly from income and other taxes payable. Other fresh start adjustments amounting to $42 million were made to reduce other liabilities to their estimated fair values as of the Fresh-start Date.

  (e)
  Future income taxes:

    A fresh start adjustment of $39 million, which decreases net future income tax liabilities, has been recorded for the recognition of net future income tax assets related to the aforementioned fresh start adjustments made to property, plant and equipment, intangible assets, other assets and other liabilities, in addition to the reclassification of $23 million of reserves for tax uncertainties to other liabilities.

  (f)
  Shareholders' equity (deficit):

    Adopting fresh start accounting results in a new reporting entity with no retained earnings or deficit. All Predecessor capital stock has been eliminated and replaced by the new equity structure of the Successor. The fresh start adjustments include the cancellation of Predecessor capital stock, preferred shares, contributed surplus, deficit and accumulated other comprehensive income, as well as a reduction to the Successor Capital Stock as a result of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (Cont'd)

    reorganization value over the fair value of the identifiable assets and liabilities stemming from fresh start accounting. During the fourth quarter of 2009, the Company finalized the valuation of its net assets at the Fresh-start Date. Additional adjustments of $49 million were made mainly related to future income taxes, compared to previously reported amounts at September 30, 2009. This resulted in a corresponding increase in Successor capital stock at July 31, 2009.

2.     Summary of Significant Accounting Policies

  Accounting Principles

  Changes in accounting policies

  Effective January 1, 2009, the Company adopted the following CICA Handbook Sections and Emerging Issues Committee (EIC) Abstracts. Changes in accounting policies in conformity with these new accounting standards are as follows:

  (a)
  Financial instruments

    The Company has adopted CICA Section 3862, "Financial Instruments – Disclosures", which requires additional disclosures about fair value and liquidity risk. The amendments introduce a "fair value hierarchy" for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements.

  (b)
  Credit risk and the fair value of financial assets and financial liabilities

    On January 20, 2009, the EIC of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, "Credit Risk and Fair Value of Financial Assets and Financial Liabilities", which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company takes into consideration such credit risks in determining the fair value of its financial assets and financial liabilities. This change did not have any impact on the Company's financial statements in 2009.

  (c)
  Goodwill and intangible assets

    In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets". The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards ("IFRS"). This standard is effective for the Company for the first quarter of 2009. The adoption of this new section had no impact on the Company's financial statements.

  (d)
  Pension plans

    In December 2008, the Financial Accounting Standards Board (FASB) issued FASB ASC 715-20, "Defined Benefit Plans – General". ASC 715-20 requires more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

    techniques and inputs used to measure plan assets. ASC 715-20 is effective for fiscal years ending after December 15, 2009 and the Company adopted this standard for Canadian GAAP disclosure.

  Accounting principles applicable to the Successor after Fresh-start Date

  (a)
  Principles of consolidation

    The consolidated financial statements include the accounts of the Company and all its subsidiaries and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). All material intercompany transactions and balances have been eliminated on consolidation.

  (b)
  Uses of estimates

    The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Financial results as determined by actual events could differ from those estimates.

    Examples of significant estimates include: key economic and other assumptions used in determining the enterprise value and the estimated fair value of identifiable assets and liabilities at the Fresh-start Date, as well as assumptions used in determining the allowance for doubtful accounts and certain accruals for restructuring and other charges; the composition and valuation of future income tax assets; the valuation of contract acquisition costs; the useful life and valuation of property, plant and equipment and intangible assets; actuarial and economic assumptions used in determining pension and postretirement costs, accrued pension and other postretirement benefit obligations and pension plan assets; provisions and contingencies; and the assumptions used in impairment tests on long-lived assets and intangible assets.

    The Company made assumptions regarding expected revenue growth, maintaining its customer base and achieving costs reductions, in order to estimate the future cash flows expected from the use of its assets. These estimates and assumptions are based on management's best estimates taking into consideration historical experience and other factors including the current economic situation as well as industry and business environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. The impact of the Insolvency Proceedings described in Note 1, difficult credit markets, volatile equity and foreign currency markets and decreases in customer spending combined to increase the uncertainty inherent in such assumptions and estimates. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the financial statements in future periods.

    The unprecedented credit crisis and economic weakness have resulted and may continue to result in decreased revenue, gross margin and earnings. In addition, customers' difficulties have resulted, in certain cases and could result in the future, in increases in bad debt expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

    Continued economic weakness may also result in restructuring actions and associated expenses and impairment of long-lived assets.

  (c)
  Functional and reporting currency

    As a result of the reorganization of its capital structure and changes in economic facts and circumstances upon emergence, the Company reassessed the functional currency of its operations. At the Fresh-start Date, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Predecessor had a Canadian dollar functional currency but the reporting currency of the consolidated financial statements was the US dollar.

  (d)
  Foreign currency translation

    Financial statements of foreign operations with a functional currency other than the US dollar are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in a separate component of accumulated other comprehensive income and are included in income only when a reduction in the net investment in these foreign operations is realized.

    Exchange gains and losses for foreign currency transactions are included in financial expenses.

  (e)
  Revenue recognition

    The Company provides a wide variety of print and print-related services to its customers, which require that the specifics be agreed upon prior to undertaking the process. Substantially all of the Company's revenues are derived from commercial printing related to the production of retail inserts, catalogs, magazines, direct mail, books and directories, as well as other print-related services such as pre-media and logistics services.

    Revenue is principally recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price of the transaction is fixed or determinable, and collectability is reasonably assured.

    Services are sold either stand-alone or together as a multiple deliverables arrangement. Certain deliverables of multiple service arrangements are separately accounted for, provided the elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. These identifiable deliverables include pre-media services, printing and related services and delivery. For arrangements which include multiple deliverables and for which the criteria for recognition as multiple service arrangements are met, the total contract value is allocated to each deliverable based on its relative fair value. Where the criteria are not met, it is recognized as a single unit of accounting, according to revenue recognition criteria stated above.

    Contract revenue is recognized using the proportional performance method on the basis of output at the pro-rata billing value of work completed. Contract revenues that do not meet the criteria for proportional performance method are recorded when the performance of the agreed services is achieved. The Company also performs logistics and distribution services for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

    the delivery of products related to print services for which the revenues are recognized once freight services are performed.

    Revenue is presented in the consolidated statements of income (loss), net of rebates, discounts, sales tax and amortization of contract acquisition costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determinable.

  (f)
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

  (g)
  Cash and cash equivalents

    Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity.

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

  (i)
  Property, plant and equipment

    Property, plant and equipment acquired after the Fresh-start Date are stated at cost. Cost represents acquisition or construction costs including preparation, installation, testing costs and interest incurred with respect to property, plant and equipment until they are ready for commercial production. Assets under capital lease are recorded at the present value of minimum lease payments. Depreciation and amortization of these assets is calculated over the estimated remaining useful lives of the assets on a straight-line basis to their estimated residual value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

    The estimated useful lives for major asset classification are as follows:

Assets	Estimated useful lives
Buildings	15 to 40 years
Machinery and equipment, including spare parts	3 to 18 years
Leasehold improvements	Term of the lease or useful life
  (j)
  Goodwill

    Goodwill is tested for impairment annually for all of the Company's reporting units, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment, if any.

    When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statements of income (loss).

  (k)
  Intangible assets

    Intangible assets consist of customer relationships and contracts and are amortized on a straight-line basis over their economic lives, which range from 4 to 15 years.

  (l)
  Impairment of long-lived assets

    The recoverability of long-lived assets (consisting of property, plant and equipment, intangible assets and contract acquisition costs) is assessed whenever there is a significant change in circumstances or a material event occurs that may indicate that the carrying amount of an asset is not recoverable, such as a material change in current or projected operating results, the use of the assets, the strategic direction of the businesses, the market value of the assets or industry and economic trends. If management believes that the assets may not be recoverable based on one or more of these material changes, the assets are reviewed for impairment based on the expected undiscounted future cash flows from the use of the assets and their eventual disposition. Impairment testing is performed at the lowest level of an asset group at which identifiable cash flows are largely independent which is generally at the printing service group level or, in certain cases, at the plant level. If the carrying value of an asset or a group of assets exceeds the expected undiscounted future cash flows, an impairment charge is recorded based on the amount by which the carrying value of the asset or group of assets exceeds its fair value. Fair value is determined using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

  (m)
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

    On July 31, 2009, the Company adopted guidance under United States GAAP in accounting for tax uncertainties, under which a two-step approach is used to determine the amount of tax benefit to be recognized. First, the tax position is evaluated to determine the likelihood that it will be sustained upon examination. If the position is determined to be more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to be recognized in the Company's financial statements.

    The Company records interest and penalties related to unrecognized tax in income tax expense.

  (n)
  Stock-based compensation plans

    The Company follows the fair-value based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For liability-classified awards, compensation cost is measured based on the market price of the common shares from the grant date through to the settlement date. Any change in the market value of the common shares through to the settlement date results in a change to the compensation cost for those awards and is recorded in the consolidated statements of income (loss). The Company based the accrual on the best available estimate of the number of instruments that are expected to vest, and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

    As described in Note 1, all of the Predecessor's Capital Stock was eliminated pursuant to the Plan and therefore, all of the Company's outstanding stock options were cancelled and all previous stock-based compensation plans were terminated on July 21, 2009. The Company used the fair value based method of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company based the accruals of compensation cost on the best available estimate of the number of options that were expected to vest and revised that estimate, if subsequent information indicated that actual forfeitures were likely to differ from initial estimates. When stock options were exercised, capital stock was credited by the sum of the consideration paid by the employee, together with the related portion previously recorded in contributed surplus. For the employee share plans, the Company's contribution on the employee's behalf was recognized as compensation expense. The contribution paid by the employee on the purchase of stock was recorded as an increase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

    to capital stock. Deferred Stock Units ("DSUs") were recognized in compensation expense and accrued liabilities as they were awarded. DSUs were remeasured at each reporting period, until settlement, using the trading price of the Subordinate Voting Shares.

  (o)
  Financial instruments

    Financial instruments are initially recognized at fair value and classified at inception as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Subsequently, financial instruments are measured in accordance with the measurement provision of the category to which they have been initially classified. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of an investment in an equity instrument that does not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

    The Company has classified its restricted and unrestricted cash and cash equivalents as held for trading. Accounts receivable, deposits, loans and other long-term receivables included in other assets are classified as loans and receivables. All of the Company's financial liabilities are classified as other financial liabilities.

    Financial instruments that comprise a liability component and an equity component are classified separately on the balance sheet on initial recognition in accordance with the substance of the contractual obligation.

    Derivative instruments are recorded at fair value, including those derivatives that are non-financial contracts that can be settled net in cash or another financial instrument, or by exchanging financial instruments, and embedded in financial contracts that are not closely related to the underlying host. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated as cash flow hedges for which hedge accounting is used.

    From time to time, the Company may use various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates, and commodity pricing. The Company does not hold or use any derivative instruments for speculative purposes. When hedge accounting is used, the Company documents all designated hedging relationships and assesses the effectiveness of the relationship at inception and on an ongoing basis at least quarterly. Hedge accounting was not used in 2008 or 2009.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

    value of the hedged item are amortized to income over the remaining term of the hedged item using the effective interest rate method.

    For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts, the effective portion of a hedge is reported in other comprehensive income and recognized in income in the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statements of income (loss).

  (p)
  Employee future benefits

  (i)
  Pension plans

      Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management's best estimate of the future salary levels, other cost escalations, retirement ages of employees and other actuarial factors.

      Prior service costs and amendments are amortized on a straight-line basis over the expected average remaining service lives of the active employees covered by the plans, which ranges from approximately 1 to 13 years, or the average remaining life expectancy of the former employees, which ranges from 12 to 33 years. Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service life of active employees, or the average remaining life expectancy of the former employees covered by the plans.

      For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

      When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

      The Company also participates in a number of multiemployer defined benefit pension plans covering approximately 3,100 employees. These multiemployer plans are accounted for following the standards on defined contribution plans as there is insufficient information to apply defined benefit plan accounting.

      As part of fresh start accounting, the Company changed the method of calculating the expected return on plan assets from market-related value to fair value. The Company also changed its measurement date to measure the defined benefit plan assets and the projected benefit obligation from September 30 to December 31.

    (ii)
    Other postretirement benefits

      The cost of other postretirement benefits is determined using the accrued benefit method. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service lives of active employees covered

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

      by the plans or the average remaining life expectancy of the former employees, which ranges from approximately 4 to 14 years.

    As a result of the Company adopting fresh start accounting, its defined benefit plans, as well as the postretirement benefit plans, were remeasured at their fair values as at July 31, 2009.

  (q)
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

  (r)
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

  (s)
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

  (t)
  Earnings per share

    Earnings per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options, warrants and equivalents. Under this method, a number of incremental shares, if they are dilutive, are calculated assuming that the outstanding in-the-money stock options, warrants and equivalents are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.

    The dilutive effect of the convertible preferred shares is reflected in the diluted earnings per share by application of the "if-converted" method, if dilutive. Under the if-converted method, convertible preferred shares are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for the purposes of calculating diluted earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

  (u)
  Comparative figures

    Certain comparative figures have been reclassified to conform to the presentation of the current period. The consolidated financial statements on or after July 31, 2009 are not comparable to the Company's consolidated financial statements prior to that date. In addition, the operating results for the five months ended December 31, 2009 and the seven months ended July 31, 2009 are not necessarily indicative of the operating results of the entire year.

  Future changes in accounting standards

  (a)
  Adoption of US GAAP

    Effective January 1, 2011, the Company expects to adopt US GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements will be restated in accordance with US GAAP. Note 33 – Significant Differences between Generally Accepted Accounting Principles in Canada and the United States provides an explanation and reconciliation of differences between US and Canadian GAAP.

    The Company intends to adopt US GAAP to enhance its communication with its shareholders and improve comparability of financial information with its competitors and peer group.

  (b)
  Business Combinations, consolidated financial statements and non-controlling interests

    The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling interests". The Company is in the process of evaluating the requirements of the new standards.

    Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.

    Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 – Consolidated and Separate Financial Statements, and apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

  (c)
  Multiple Deliverable Revenue Arrangements

    In December 2009, the CICA issued EIC 175, "Multiple Deliverable Revenue Arrangements", replacing EIC 142, "Revenue Arrangements with Multiple Deliverables". This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with FASB Statement of Position (SOP) 97-2, "Software Revenue Recognition" as amended by Accounting Standards Update (ASU) 2009-14;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Cont'd)

    (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

    The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

  Accounting policies applicable to the Predecessor while under creditor protection

  QWI's financial statements during the Insolvency Proceedings were prepared using the accounting policies as applied by QWI prior to the Insolvency Proceedings and are generally consistent with the policies of the Successor described above, except as specifically identified. While the Applicants filed for and were granted creditor protection, these financial statements continued to be prepared using the going concern concept, which assumed that the Predecessor would be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

  As a result of the Insolvency Proceedings, the Predecessor followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, QWI applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), which is now codified as FASB ASC 852 "Reorganizations". While ASC 852 refers specifically to Chapter 11 in the United States, its guidance, in management's view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

  Consistent with Canadian GAAP, ASC 852 did not change the manner in which financial statements were prepared. However, ASC 852 does require that the financial statements for periods ending subsequent to the Filing Date, and prior to the Effective Date, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (Note 3). Cash flows related to reorganization items have also been disclosed separately.

  The consolidated balance sheet of the Predecessor distinguishes pre-filing liabilities subject to compromise from both pre-filing liabilities that were not subject to compromise and from post-filing liabilities (Note 4). ASC 852 has been applied effective January 21, 2008 and for subsequent reporting periods until the Fresh-start Date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Reorganization Items – Predecessor

  Reorganization items represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants while under creditor protection. The cash outflow related to reorganization and restructuring items for the seven months ended July 31, 2009 amounted to $43 million ($67 million for the year ended December 31, 2008), and relates primarily to professional fees. The following table outlines amounts that have been included in the consolidated statements of income (loss):

	Predecessor
	Seven months ended July 31, 2009	Twelve months ended December 31, 2008
Professional fees	$48	$69
Other expenses	14	24
Interest income on accumulated cash	(1)	(4)
Repudiated contracts	6	13
Amortization of financing costs	–	15
Amortization of embedded derivatives & interest rate risk hedges	–	(11)

	$67	$106

4.     Liabilities Subject to Compromise – Predecessor

  The following table summarizes the component of liabilities subject to compromise included on our consolidated balance sheet at July 31, 2009 and December 31, 2008:

	Predecessor
	July 31, 2009	December 31, 2008
Trade payables and accrued liabilities	$310	$318
Income and other taxes payable	33	35
Litigation and other reserves	89	21
Long-term debt	2,316	2,294
Derivative financial instruments	33	32
Post-filing interest	309	183

	3,090	2,883
Current portion of liabilities subject to compromise	166	2,883

Liabilities subject to compromise	$2,924	$–

  See Note 1 "Creditor Protection and Plan of Reorganization–Significant Ongoing Insolvency Proceedings Matters".

5.     Condensed Combined Financial Information – Predecessor

  Under ASC 852 "Reorganizations", consolidated financial statements are to provide disclosure of condensed combined financial information of the Applicants, including disclosure of the amount of intercompany receivables and payables between Applicants and non-Applicants that are involved in the Insolvency Proceedings. Entities in Insolvency Proceedings exclude both the Latin American

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Condensed Combined Financial Information – Predecessor (Cont'd)

  and the European operations before the disposal of the latter. Presented below is the Condensed Combined Financial Information of the Applicants as at and for the year ended December 31, 2008.

  Condensed Combined Statements of Loss
  Year ended December 31, 2008

Predecessor
Entities in Insolvency Proceedings
Operating revenues	$3,723
Operating expenses:
Cost of sales	3,308
Selling, general and administrative	334
Impairment of assets, restructuring and other charges	239
Goodwill impairment charge	341

4,222

Operating loss	(499)
Financial expenses	516
Dividends on preferred shares classified as liability	5
Reorganization items	106

Loss from continuing operations before income taxes	(1,126)
Income taxes	(47)

Net loss from continuing operations	(1,079)
Net loss from discontinued operations (net of tax)	(685)

Net loss	$(1,764)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Condensed Combined Financial Information – Predecessor (Cont'd)

  Condensed Combined Statement of Cash Flows
  Year ended December 31, 2008

Predecessor
Entities in Insolvency Proceedings
Cash flows used by operating activities	$(59)
Cash flows from financing activities:
Issuance of DIP Term Loan, net of issuance costs	557
Repayment of DIP Term Loan	(75)
Net borrowing under revolving DIP Facility	52
Repayments of long-term debt	(21)
Net borrowings under revolving bank facility	77
Net change in secured financing	(15)
Repayment of North American securitization program subsequent to Insolvency Proceedings	(413)

Cash flows provided by financing activities	162
Cash flows from investing activities:
Net proceeds from business disposals, net of cash and cash equivalents	76
Additions to property, plant and equipment	(93)
Net proceeds from disposal of assets	25
Restricted cash related to Insolvency Proceedings	(44)

Cash flows used in investing activities	(36)
Effect of foreign currency	103

Net change in cash and cash equivalents	170
Cash and cash equivalents, beginning of year	1

Cash and cash equivalents, end of year	$171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Condensed Combined Financial Information – Predecessor (Cont'd)

  Condensed Combined Balance Sheet
  December 31, 2008

Predecessor
Entities in Insolvency Proceedings
Assets
Current assets	$1,030
Property, plant and equipment	1,063
Restricted cash	40
Other assets	318

Total assets	$2,451

Liabilities and Shareholders' deficit
Other current liabilities	$390
Current portion of long-term debt	582
Liabilities subject to compromise	2,882
Intercompany payables subject to compromise(a)	2,437

Total current liabilities	6,291
Long-term debt	54
Other liabilities	221
Future income taxes	39
Preferred shares	35
Shareholders' deficit	(4,189)

Total liabilities and shareholders' deficit	$2,451

  (a)
  Intercompany receivables and payables, subject to elimination upon consolidation, are disclosed on a net basis and are recorded at their face value.

6.     Discontinued Operations – Predecessor

  On June 26, 2008, the Company sold its European operations to a subsidiary of HHBV, renamed CirclePrinters Holding B.V. The total consideration for the Company was €52 million ($82 million) in cash and a €22 million five-year note bearing interest at 7% per year, which is carried in other assets at its fair value of €14 million ($22 million). The net cash proceeds were mainly used by the Company to repay the DIP Term Loan. This transaction resulted in a loss on disposal of $653 million, including the cumulative translation adjustment impact, and is presented as part of the net loss from discontinued operations.

  On January 28, 2008, the Company abandoned its UK subsidiary, "QWP", based in Corby, and placed it into administration. As a result, the Company ceased to have control or significant influence over QWP as the ability to determine strategic, operating, investing and financing policies was transferred to the administrators. The administrators ceased to operate QWP on February 15, 2008, and all of QWP's long-lived assets, primarily buildings and machinery and equipment, started to be liquidated by the administrators. The Company is considered an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Discontinued Operations – Predecessor (Cont'd)

  unsecured creditor regarding its intercompany receivable of $28 million from QWP. The Company recorded a net loss from discontinued operations of $32 million (including the write-down of an intercompany receivable) from the abandonment of QWP.

  In 2007, the Company sold its investments in two facilities of its French operations for nominal cash consideration resulting in a net loss on disposal of $13 million, included within the discontinued operations.

  Summary of discontinued operations

		Predecessor
	Note	December 31, 2008	December 31, 2007
Operating revenues		$486	$1,034
Operating expenses:
Cost of sales		473	997
Selling, general and administrative		37	79
Securitization fees		–	8
Impairment of assets, restructuring and other charges		3	96
Goodwill impairment charge	14	–	166

		513	1,346
Operating loss		(27)	(312)
Financial expenses	8	6	50

Net loss before income taxes and loss on business disposals		(33)	(362)
Income taxes	9	(3)	(12)

Net loss before loss on business disposals		(30)	(350)
Loss on business disposals, net of tax		(685)	(13)

Net loss from discontinued operations		$(715)	$(363)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Discontinued Operations – Predecessor (Cont'd)

  Summary of assets and liabilities sold and abandoned

Predecessor
December 31, 2008
Assets sold and abandoned:
Cash and cash equivalents	$33
Non-cash operating working capital	136
Property, plant and equipment	483
Other assets	5
Liabilities sold and abandoned:
Secured financing	98
Long-term debt	14
Other liabilities	28
Future income taxes	6

Net assets	511

Effect of cumulative translation adjustment	273
Proceeds:
Cash	82
Note receivable	22
Transaction fees	(5)

99

Net loss on business disposals and abandoned	$685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Impairment of Assets, Restructuring and Other Charges

  The following table details the charge for impairment of assets, restructuring and other charges and pension settlements related to continuing operations:

		Successor	Predecessor
				Year ended December 31,
		Five months ended December 31, 2009	Seven months ended July 31, 2009
	Note			2008	2007
Restructuring and other charges (b)		$12	$22	$50	$31
Impairment of assets (a)		3	–	183	188
Pension settlements and curtailments	30	–	(1)	1	5
Pension multiemployer plans settlement (b)	30	9	1	8	–
Reorganization related items (c)		15	–	–	–

		$39	$22	$242	$224

  (a)
  Impairment of assets

    Assessing the impairment of long-lived assets requires the Company to make significant estimates and assumptions, including, but not limited to, the expected future cash flows that the assets will generate, how the assets will be used based on the strategic direction, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the current economic climate on customer demand and selling prices, the cost of production and the limited activity on secondary markets for the assets and on the cost of capital. Given the current economic climate, there is a significant risk that customer demand and pricing will be lower than expected. Although the Company believes its estimates of undiscounted future cash flows, for impairment testing purposes, and of fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates, particularly given the recent deterioration in the global economy, and actual results may trigger additional asset impairment charges in the future.

          2009

    During the last quarter of 2009, the Company recorded impairment charges in North America totaling $3 million on certain machinery and equipment, largely resulting from the change in use of these assets.

          2008

    During the first three quarters of 2008, the Company recorded impairment charges in North America totaling $17 million on certain machinery and equipment, largely resulting from the change in use of these assets.

    In the fourth quarter of 2008, the Company completed its 5-year strategic plan and impairment tests on specific components of long-lived assets were triggered due to industry overcapacity and economic market conditions, which resulted in downward pressure on both volumes and prices of printing services in North America. As a result, the Company concluded that the carrying amount of certain long-lived assets was not fully recoverable and non-cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Impairment of Assets, Restructuring and Other Charges (Cont'd)

    asset impairment charges of $161 million in North America were recorded to write down the value of the long-lived assets to their estimated fair value. The impairment charge is mainly related to machinery and equipment.

    During the year 2008, the Company recorded a net loss on financial assets of $5 million.

          2007

    During the first three quarters of 2007, impairment tests were triggered in North America, as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities and the Company recorded impairment charges of $72 million mainly on machinery and equipment.

    In the fourth quarter of 2007, the Company completed its 2008 budget and impairment tests on specific components were triggered due to industry conditions, namely continued price pressure and volume declines. As a result, the Company concluded that the carrying amount of certain long-lived assets was not fully recoverable and non-cash asset impairment charges of $99 million in North America and $1 million in Latin America were recorded to write down the value of the long-lived assets to the estimated fair value. The impairment charge was mainly related to machinery and equipment.

    During the year 2007, the Company recorded a net loss on financial assets of $16 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Impairment of Assets, Restructuring and Other Charges (Cont'd)

  (b)
  Restructuring and other charges

    The following table details the Company's restructuring and other charges with the change in the reserve for restructuring and other charges:

	Successor			Predecessor
	Five months ended December 31, 2009			Seven months ended July 31, 2009
	2009 Initiatives	Prior Year Initiatives	Total	2009 Initiatives	Prior Year Initiatives	Total
Expenses
Workforce reduction	$6	$1	$7	$15	$1	$16
Leases and carrying costs for closed facilities	4	2	6	4	4	8
Pension multiemployer plans settlement	9	–	9	1	–	1

	19	3	22	20	5	25

Underspending
Workforce reduction	–	(1)	(1)	–	(2)	(2)

Total expenses	19	2	21	20	3	23

Payments
Workforce reduction	(4)	(1)	(5)	(9)	(11)	(20)
Leases and carrying costs for closed facilities	(4)	(2)	(6)	(4)	(5)	(9)

	(8)	(3)	(11)	(13)	(16)	(29)

Net change	11	(1)	10	7	(13)	(6)
Foreign currency changes	–	(1)	(1)	–	1	1
Balance, beginning of the period	7	4	11	–	26	26
Liabilities subject to compromise	–	–	–	–	(10)	(10)

Balance, end of the period	$18	$2	$20	$7	$4	$11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Impairment of Assets, Restructuring and Other Charges (Cont'd)

	2008 Initiatives	2008 Prior Year Initiatives	2008 Total	2007 Initiatives	2007 Prior Year Initiatives	2007 Total
Expenses
Workforce reduction	$39	$1	$40	$11	$–	$11
Leases and carrying costs for closed facilities	7	5	12	11	12	23
Pension multiemployer plans settlement	–	8	8	–	–	–

	46	14	60	22	12	34

Underspending
Workforce reduction	–	(1)	(1)	–	(3)	(3)
Leases and carrying costs for closed facilities	–	(1)	(1)	–	–	–

	–	(2)	(2)	–	(3)	(3)

Total expenses	46	12	58	22	9	31

Business disposals	–	(8)	(8)	–	(18)	(18)
Payments
Workforce reduction	(25)	(5)	(30)	(8)	(11)	(19)
Leases and carrying costs for closed facilities	(6)	(5)	(11)	(11)	(13)	(24)

	(31)	(10)	(41)	(19)	(24)	(43)

Net change	15	(6)	9	3	(33)	(30)
Foreign currency changes	–	–	–	–	–	–
Balance, beginning of year	–	17	17	–	47	47
Liabilities subject to compromise	(10)	–	(10)	–	–	–

Balance, end of year	$5	$11	$16	$3	$14	$17

          2009 restructuring initiatives

    In 2009, the restructuring initiatives were related to the closure of the following facilities in North America: Dallas, TX; Carroll, IA; Olive Branch, MS, Memphis, TN and Covington, TN; and to various workforce reductions. The total cost expected for these initiatives is $55 million, of which $21 million is for workforce reduction and $10 million for an anticipated partial withdrawal liability related to multiemployer pension plans. The balance of $24 million is for leases and carrying costs of closed facilities of which $8 million was recorded as of the end of December 31, 2009 and $16 million of additional charges are expected to be recorded in 2010. These initiatives are expected to be completed by the end of 2010.

    As at December 31, 2009, the balance of the restructuring reserve was $20 million, all of which is expected to be paid in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Impairment of Assets, Restructuring and Other Charges (Cont'd)

    The non-cash costs of these initiatives included a curtailment gain of $2 million in a postretirement benefit plan related to the Memphis closure and a settlement charge of $1 million in a Canadian defined benefit pension plan.

    In early 2010, the Company approved restructuring initiatives related to the closure of 4 facilities in the North American segment. The total expected costs for these initiatives of $21 million is expected to be largely recorded and disbursed in 2010.

          2008 restructuring initiatives

    In 2008, the restructuring initiatives were related to the closure or downsizing of various facilities, mainly in North America. The Company approved the closure of the North Haven, CT facility; the closure of Islington, ON facilities, the closure of Magog, QC facilities; and a significant downsizing of the Aurora/Richmond Hill ON facilities. There were also various headcount reductions across the Company. Management expects these initiatives to be completed by the end of 2010 at additional cost for lease and carrying costs of closed facilities in North America. The Company recorded $8 million resulting from a pension obligation related to a multiemployer benefit plan. This pension charge is related to 2006 and 2007 restructuring initiatives, which were related to the closure of Brookfield, WT facility, the closure of printing and binding facilities in Illinois and a workforce reduction in the Premedia group.

          2007 restructuring initiatives

    In 2007, the restructuring initiatives were related to the closure or downsizing of various facilities, mainly in North America. The Company approved the closure of the Lincoln, NE facility; the closure of Phoenix, AZ facility; the closure of the Vancouver, BC facility and the closure of the Sao Paulo, BR facility. There were also various headcount reductions across the Company.

  (c)
  Reorganization related items

    The Company also recorded a charge for reorganization related items that occurred subsequent to its emergence from bankruptcy protection of $15 million comprised primarily of professional fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     Financial Expenses

	Successor	Predecessor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Interest expense (a)	$24	$151	$243	$181
Bank and other charges	3	2	10	12
Amortization of financing costs	9	–	58	7
Net loss (gain) on foreign exchange (b)	(2)	(74)	128	(119)
Embedded and derivative financial instruments (c)	(2)	(2)	(21)	101
Prepayment premium on the early redemption of debt	–	–	–	53

	32	77	418	235
Interest capitalized to the cost of equipment	(2)	(3)	(2)	(6)

	$30	$74	$416	$229

Portion included in discontinued operations	–	–	6	50

	$30	$74	$410	$179

          Successor

  (a)
  Interest Expense

    Interest expense includes interest on long-term debt (including capital leases) and unsecured notes to be issued, determined using the effective interest rate method.

          Predecessor

  (a)
  Interest Expense

    Interest expense includes interest on long-term debt (including capital leases) and long-term debt subject to compromise. Interest on DIP financing amounted to $25 million for the seven-month period ended July 31, 2009 ($45 million for the year ended December 31, 2008 and nil for 2007).

  (b)
  During the seven-month period ended July 31, 2009 and in prior years, the Company recorded net gains on foreign exchange, arising on the translation of net monetary liabilities (principally debt and LSTC) denominated in currencies other than the Canadian dollar, which was the functional currency of the Predecessor.

  (c)
  During the seven-month period ended July 31, 2009, the Company reclassified a net gain of $1 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period but for which the anticipated transaction was still probable of occurring.

    For the year ended December 31, 2008, the Company reclassified a net gain of $8 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period. A net gain of $34 million was recorded during the year (a net loss of $76 million in 2007) on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     Financial Expenses (Cont'd)

    derivative financial instruments for which hedge accounting was not used and embedded derivatives not closely related to their host contracts of which $11 million is presented as Reorganization items (Note 3).

9.     Income Taxes

  Total income (loss) from continuing operations before income taxes is allocated as follows:

	Successor	Predecessor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Domestic	$(17)	$(39)	$(339)	$(134)
Foreign	57	(118)	(644)	(1,942)

	$40	$(157)	$(983)	$(2,076)

  Total income tax was allocated as follows:

	Successor	Predecessor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Continuing operations	$19	$18	$(39)	$(239)
Discontinued operations	–	–	(3)	(12)
Intangible assets	(1)	–	–	–
Shareholders' equity (deficit):
Other comprehensive income	–	–	–	9
Dividends on preferred shares	–	–	–	3

	$18	$18	$(42)	$(239)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Income Taxes (Cont'd)

  Income tax expense (recovery) attributable to income consists of:

	Successor	Predecessor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Current:
Domestic	$3	$–	$(2)	$1
Foreign	(7)	5	20	4

	(4)	5	18	5
Portion included in discontinued operations	–	–	(1)	–

	(4)	5	17	5
Future:
Domestic	1	1	(1)	(25)
Foreign	22	12	(59)	(231)

	23	13	(60)	(256)
Portion included in discontinued operations	–	–	4	12

	23	13	(56)	(244)

Total from continuing operations	$19	$18	$(39)	$(239)

  The following table reconciles the difference between the domestic statutory tax rate of 30.8% (31.1% in 2008 and 33.1% in 2007) and the effective tax rate used in the determination of net income (loss) from continuing operations:

	Successor	Predecessor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Expense (Recovery) at domestic statutory rate
	$12	$(48)	$(306)	$(688)
Increase (reduction) resulting from:
Change in valuation allowance	6	44	150	31
Effect of foreign tax rate differences	(2)	(29)	(97)	(157)
Permanent differences	7	47	92	(10)
Goodwill impairment	–	–	114	608
Other	(4)	4	8	(23)

Expense (Recovery) at effective tax rate	$19	$18	$(39)	$(239)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Income Taxes (Cont'd)

  The tax effects of significant items comprising the Company's net future tax liability are as follows:

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Future income tax assets:
Capital and non-capital loss carryforwards	$356	$313
Tax credit carryforwards	3	17
Accounts receivable	10	15
Goodwill and intangible assets	–	26
Pension, postretirement and workers compensation benefits	142	29
Not deductible provision	33	25
Interest limitation	85	57
Investment in subsidiaries	72	–
Other	47	31

	748	513

Future income tax liabilities:
Property, plant and equipment	(264)	(144)
Inventories	(12)	(17)
Goodwill and intangible assets	(129)	–

	(405)	(161)

Valuation allowance	(498)	(375)

Net future income tax liabilities	(155)	(23)

Current portion of:
Future income tax assets	19	14
Future income tax liabilities	–	–
Long term portion of:		–
Future income tax assets	18	6
Future income tax liabilities	(192)	(43)

Net future income tax liabilities	$(155)	$(23)

  At December 31, 2009, the Company had NOL carryforwards for income tax purposes of $870 million, of which $57 million can be carried forward indefinitely and $813 million expire between 2010 and 2029. At December 31, 2009, the Company had capital loss carryforwards for income tax purposes in Canada of $603 million which can be carried forward indefinitely.

  Moreover, in the United States, the Company had tax benefits on State NOL and State tax credit carryforwards, net of federal tax benefits, of approximately $24 million and $1 million, respectively. These NOL and tax credit carryforwards expire between 2010 and 2029. Limitations on the utilization of these tax assets may apply and the Company has accordingly recorded a valuation allowance against these tax assets in the amount of $25 million.

  The December 31, 2009 and 2008 amounts above include a valuation allowance of $477 million and $375 million, respectively, relating to loss carryforwards and other tax benefits since their realization is not more likely than not. The increase in total valuation allowance for the year ended

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Income Taxes (Cont'd)

  December 31, 2009, is mainly due to an increase of $50 million allocated to income from continuing operations, an increase of $124 million due to a reorganization of the corporate structure, and a decrease of $171 million resulting from COD and fresh start accounting.

  As a result of fresh start accounting, any subsequent recognition of $405 million of tax benefits resulting from a reduction in the valuation allowance for future tax assets will be recorded first to reduce to zero any unamortized intangible assets. Any remaining benefit would be recorded as an adjustment to shareholders' equity.

  As a result of our emergence from bankruptcy and COD income triggered by the discharge of Predecessor debt, the future income taxes on the attributes related to NOL carryforwards, capital loss carryforwards; property, plant and equipment and other assets were reduced by approximately $160 million, mainly in the United States. The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because it does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future except for future income tax assets of $72 million on investment in subsidiaries on which a full valuation allowance was recorded. Future income taxes will be recognized when the Company expects that it will repatriate these undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time. Determination of the liability is largely dependent on circumstances under which the remittance occurs.

  There were no changes in the income tax reserves or related tax uncertainties of the Company at July 31, 2009, upon the adoption of fresh start accounting. At adoption, the Company had approximately $44 million of total unrecognized income tax benefits ("UTBs").

  A reconciliation of the change in gross UTBs balance from August 1, 2009 to December 31, 2009 is as follows, including accrued interest and penalties of $6 million and $1 million respectively, of which $1 million were recognized in the five-month period then ended:

Successor
Federal, Provincial and Foreign Tax
Balance at July 31, 2009	$127
Increases to tax positions related to prior year	1
Decreases to tax positions related to prior year	(1)

Gross UTBs at December 31, 2009	127
Adjustments to reflect net reporting(1)	(75)

Balance at December 31, 2009	$52

  (1)
  The adjustments of $75 million reflect the amount of UTBs that do not meet the asset recognition criteria.

  The total amount of unrecognized tax benefits, if recognized, that will affect the effective tax rate is minimal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Income Taxes (Cont'd)

  The Company anticipates that UTBs of approximately $11 million will be settled in the next twelve months on positions related to closed tax years. The Company and its subsidiaries file income tax returns with federal and provincial tax authorities in Canada, federal and state tax authorities in the United States as well as tax authorities in its foreign operations in Latin America. With few exceptions, the Company and its subsidiaries are no longer subject to examinations by tax authorities for years before 2005.

  As of December 31, 2009, the total amount of UTBs classified as other long-term liabilities was $51 million.

10.   Earnings (Loss) per Share

  The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

	Successor	Predecessor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Basic and diluted
Net income (loss) from continuing operations	$21	$(175)	$(944)	$(1,837)
Net income allocated to holders of preferred shares	–	9	18	23

Net income (loss) from continuing operations available to holders of equity shares	$21	$(184)	$(962)	$(1,860)

Basic and diluted weighted-average number of equity shares outstanding (in thousands)	73,285	205,482	182,644	131,926
Earnings (loss) per share:
Basic and diluted	$0.29	$(0.89)	$(5.26)	$(14.10)

  Securities that could potentially dilute Successor earnings per share in the future include 10,723,019 Series I and 10,723,019 Series II warrants.

  For the five-month period ended December 31, 2009, the effects of the conversion of preferred shares were excluded from the diluted earnings per share calculation, since their inclusion would be anti-dilutive.

  For the seven-month period ended July 31, 2009 and the years ended December 31, 2008 and 2007, the effects of all stock options and convertible preferred shares were excluded from the diluted loss per share calculation, since their inclusion was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.   Inventories

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Raw materials and supplies	$106	$152
Work in process	70	82

	$176	$234

  During the five-month period ended December 31, 2009 and the seven-month period ended July 31, 2009, inventories of $1,058 million and $1,532 million respectively ($3,457 million in 2008 and $3,989 million in 2007) were expensed through cost of sales. In addition, certain other costs not capitalized to inventory of $40 million and $32 million respectively were expensed to cost of sales ($88 million in 2008 and $92 million in 2007). Write-downs for obsolete materials and supplies of $6 million in 2009 ($8 million in the year ended December 31, 2008 and $9 million in 2007) were included in cost of sales. No reversals of previous write-downs of inventories were recorded during the year ended December 31, 2009 (none for the year ended December 31, 2008).

12.   Property, Plant and Equipment

	Cost	Accumulated depreciation	Net book value
Successor
December 31, 2009
Land	$84	$–	$84
Buildings and leasehold improvements	358	9	349
Machinery and equipment	718	53	665
Projects under development	15	–	15

	$1,175	$62	$1,113

Predecessor
December 31, 2008
Land	$54	$–	$54
Buildings and leasehold improvements	473	157	316
Machinery and equipment	3,094	2,353	741
Projects under development	50	–	50

	$3,671	$2,510	$1,161

  Depreciation and amortization of property, plant and equipment included in cost of sales and in selling, general and administrative expenses totaled $53 million and $6 million, respectively for the five-month period ended December 31, 2009 and $107 million and $9 million, respectively for the seven-month period ended July 31, 2009 ($230 million and $10 million, respectively for the year ended December 31, 2008 and $239 million and $11 million, respectively for the year ended December 31, 2007).

  As at December 31, 2009, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $44 million ($76 million as at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.   Property, Plant and Equipment (Cont'd)

  December 31, 2008) and $3 million ($26 million as at December 31, 2008) respectively, for assets held under capital leases mainly for machinery and equipment. Depreciation of property, plant and equipment held under capital leases amounted to $3 million and $4 million for the five-month period ended December 31, 2009 and the seven-month period ended July 31, 2009, respectively ($7 million and $1 million for the years ended December 31, 2008 and 2007, respectively).

  The Company acquired machinery and equipment through capital leases of $1 million and $5 million for the five-month period ended December 31, 2009 and the seven-month period ended July 31, 2009 respectively. These transactions are not included in the investing and financing sections of the Consolidated Statements of Cash Flow.

13.   Intangible Assets

  The following table summarizes the details of intangible assets:

Successor
Customer relationships and contracts	December 31, 2009
Cost
Balance, August 1, 2009	$389
Adjustment (a)	(1)

Balance, December 31, 2009	388
Accumulated depreciation
Balance, August 1, 2009	–
Amortization	17

Balance, December 31, 2009	17
Foreign currency changes	1

Balance, December 31, 2009	$372

  (a)
  Adjustment associated with a subsequent recognition of tax benefits from net operating loss carryforwards existing prior to fresh start that are recorded first to reduce any unamortized intangible assets.

  Amortization of intangible assets is included in cost of sales and amounted to $17 million for the five months ended December 31, 2009.

  The following table outlines the estimated amortization expense related to intangible assets for the next 5 years as of December 31, 2009:

2010	$43
2011	43
2012	43
2013	37
2014	29
2015 and thereafter	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.   Goodwill

	North America	Latin America	Discontinued operations	Total
Predecessor
Balance, December 31, 2006	$2,156	$9	$159	$2,324
Goodwill acquired	4	1	–	5
Goodwill impairment (a)	(1,823)	(10)	(166)	(1,999)
Foreign currency changes	5	–	7	12

Balance, December 31, 2007	$342	$–	$–	$342
Goodwill impairment (b)	(341)	–	–	(341)
Foreign currency changes	(1)	–	–	(1)

Balance, December 31, 2008	$–	$–	$–	$–

Successor
Balance, December 31, 2009	$–	$–	$–	$–

  The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

  (a)
  The Company completed its annual goodwill impairment testing in the third quarter of 2007. Management determined that the carrying value of goodwill for its European operations (included in discontinued operations) was not recoverable after taking into account financial information such as the potential sale/merger of the European operations. The resulting impairment of such goodwill amounted to its entire carrying value of $166 million.

    During the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company's other reporting units. As a result, the Company concluded that its goodwill was impaired and a total impairment charge of $1,833 million was recorded for its North American and Latin America reporting units.

  (b)
  In the fourth quarter of 2008, the Company recorded a charge of $341 million to reflect impairment of the remaining goodwill in its North American reporting unit. The printing services industry continued to be challenged by difficult market trends, largely declining volumes, overcapacity and intense price competition, causing 2008 results for this reporting unit to fall short of expectations. The estimated future cash flows for the North American reporting unit reflected forward revenue and margin expectations which were revised to incorporate these trends, at least in the short term, and this triggered a requirement for a goodwill impairment test for the reporting unit. The resulting fair value of the reporting unit was below its carrying amount including goodwill and the Company performed the second step of the impairment test to determine the amount of any impairment loss. The Company engaged a third-party appraisal firm to determine the implied fair value of the reporting unit, in part based on estimates of future cash flows developed by management, as well as to value the significant tangible and intangible long-lived assets of the reporting unit as part of this impairment calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   Restricted Cash

  As at December 31, 2009, the Company's wholly-owned captive insurance company had pledged $51 million ($57 million as at December 31, 2008) of cash as collateral for standby letters of credit issued and in trust in favor of a third-party insurer for future estimated claims relating to U.S. Workers' Compensation. The standby letters of credit and the corresponding pledge agreements are renewable annually. The cash pledged against the letters of credit is intended for future use and is presented as restricted cash under long-term assets in the Company's consolidated balance sheet. During 2008, the Company set up a cash collateral account, with a balance of $32 million at December 31, 2008. This amount was reimbursed as part of the Plan (Note 1). In addition, the Company provided CA$10 million ($9 million) (CA$10 million ($8 million) in 2008) in cash collateral to a major Canadian financial institution in order to maintain Canadian cash management services. Other cash collateral of $3 million is also included in restricted cash.

  The total amount of restricted cash is held in various investments such as money market funds, mutual funds, treasuries and bank deposits.

16.   Other Assets

  The following table summarizes the details of other assets:

		Successor	Predecessor
	Note	December 31, 2009	December 31, 2008
Accrued pension benefit asset	30	$–	$131
Contract acquisition costs		6	71
Deposits		23	35
Long-term receivables		39	65
Derivative financial instruments		3	–
Other		4	32

		$75	$334

17.   Bank Indebtedness

  The Company has access to various credit facilities in Latin America of up to $20 million ($17 million as at December 31, 2008). These facilities are denominated in multiple currencies and are cancelable upon notice from the lending institutions. As at December 31, 2009, $2 million ($3 million as at December 31, 2008) was drawn on these facilities. There are no restrictive covenants on these various credit facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.   Accrued Liabilities

  The following table summarizes the details of accrued liabilities:

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Salaries, benefits, bonuses and vacations	$70	$107
Raw materials and rebates	40	56
Volume discount	29	49
Medical and worker's compensation benefit	21	24
Freight and utilities	21	24
Restructuring reserve	20	16
Contract acquisition costs	12	–
Fixed asset and leases	12	22
Financial liabilities	9	9
Other	46	38

	$280	$345

19.   Long-term Debt

  The following table summarizes changes in long-term debt:

			Successor	Predecessor
	Note	Maturity	December 31, 2009	December 31, 2008
Credit Facility			$383	$–
Revolving bank facility and other short-term lines			–	713
Senior Notes 4.875% and 6.125%			–	600
Senior Notes 9.75%			–	400
Equipment financing credit facility			–	128
Senior Notes 8.75%			–	450
Senior Debentures 6.50%			–	3

			383	2,294
Less:
Long-term debt of Applicants subject to compromise subsequent to January 21, 2008	4		–	(2,294)

			383	–
DIP financing			–	572
Capital leases		2010-2015	70	64
Other debts		2010-2013	7	8

			460	644

Current portion of long-term debt			20	583

Long-term debt			$440	$61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.   Long-term Debt (Cont'd)

  Successor

  On July 21, 2009, the Company obtained exit financing comprised of (a) a senior secured asset-based revolving credit facility, with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit, for an aggregate maximum commitment by the lenders of $350 million (the "Revolving Credit Facility") bearing interest at variable rates based on Libor or Eurodollar rate, Canadian Banker's Acceptance rate or Canadian prime rate, plus applicable margins, which will total a minimum of 7.5% and (b) a $450 million senior secured term loan (the "Term Loan"), bearing interest at variable rates based on Libor, or Eurodollar rate, plus applicable margins, which will total a minimum of 9.0%, and which was fully drawn immediately following the Company's emergence from the Insolvency Proceedings. Together, the Revolving Credit Facility and the Term Loan are referred to as the "Credit Facility". Amounts borrowed under the Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving Credit Facility, the availability of funds is determined by a borrowing base calculated on percentages of eligible receivables and inventory. The unused portion of the Revolving Credit Facility is subject to a commitment fee of between 0.75% and 1.00% per annum. The Credit Facility is secured by a perfected first-priority security interest and hypothec over substantially all present and after-acquired consolidated assets of the Successor. As of February 25, 2010, the Company had drawn an aggregate amount of $448 million under the Credit Facility.

  Worldcolor and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of February 25, 2010, the letters of credit issued under the Revolving Credit Facility amounted to $41 million, maturing at various dates through 2011 and after. These letters of credit reduce the availability under the Revolving Credit Facility. The Credit Facility matures on the earliest to occur of (a) July 21, 2012 and (b) the acceleration of the Term Loan payments, and a termination of the commitments, upon the occurrence of required prepayments resulting from, among other things, excess cash flow, the net proceeds of certain asset sales, issuance of certain debt, certain extraordinary receipts and change of control. The Term Loan also has mandatory repayment requirements of $3 million in the first year after the issuance date and $33 million in each of the second and third years after the issuance date.

  The Credit Facility provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs), make capital expenditures and pension contributions, as well as for limitations on dividend payments, repurchases of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of a majority of the Credit Facility lenders. The Company has an option to prepay in whole or ratably in part the Term Loan during the first two years after issuance a premium of 1% of the nominal value of the prepaid amount is required.

  The Credit Facility agreements also contain certain restrictive financial covenants, including requirements to maintain a maximum level of consolidated leverage and minimum consolidated cash fixed charge coverage, as defined in the agreements, as well as minimum liquidity. In addition, under the terms of the Credit Facility, Worldcolor is required to comply with various other terms and conditions such as maintaining guarantee coverage of substantially all of its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.   Long-term Debt (Cont'd)

  consolidated assets and consolidated earnings before interest, income taxes, depreciation, amortization and restructuring ("EBITDAR"). At December 31, 2009, the Company was in compliance with these financial covenants. Certain terms and conditions must be adhered to by March 31, 2010 related to cash management services. The Company expects to meet these conditions by that date.

  At December 31, 2009, mandatory principal repayments on long-term debt, assuming no prepayments were to occur, and minimum capital lease payments are as follows:

	Principal repayments on long term debt	Capital lease payments
		Principal	Interest	Payment
2010	$6	$14	$4	$18
2011	42	15	3	18
2012	407	14	2	16
2013	1	13	1	14
2014	–	13	–	13
2015 and thereafter	–	1	–	1

  Debt financing costs of $76 million related to the Credit Facility were initially applied against the principal balance of the Credit Facility and are being charged to earnings as a financial expense over the term of the Credit Facility. The effective interest rate on the Credit Facility is approximately 14%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.   Unsecured Notes to be Issued

  The Company expects to issue $43 million of unsecured notes ("Unsecured Notes" or the "Notes") bearing cash interest at a rate of 10% per annum or paid-in-kind ("PIK") interest at a rate of 13% per annum and maturing on July 15, 2013. As at December 31, 2009, the total amount accrued for both principal and interest is $46 million. The Notes are to be issued to creditors of certain of the U.S. Subsidiaries holding general unsecured claims against such U.S. Subsidiaries (categorized as Class 3 claims under the U.S. Plan) once all claims are legally resolved in the U.S. Bankruptcy Court. Each such creditor will receive Unsecured Notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of Unsecured Notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the Unsecured Notes. Management estimates that the allowed amount of Class 3 claims will be approximately $86 million, which would result in the issuance and distribution of $43 million of Unsecured Notes. However, it is not possible at this time to evaluate the final amount of Class 3 claims that will ultimately be allowed by the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount estimated given the magnitude of the claims asserted (Note 1), and therefore the Unsecured Notes issued could reach the maximum aggregate principal amount of $75 million. The Unsecured Notes indenture provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, and make investments, dispose of some of their assets, as well as for limitations on dividend payments and repurchases of equity. The Company may redeem all or a portion of the Notes, with all accrued and unpaid interest thereon, at any time on or after July 21, 2010 at redemption prices of 105% in the second year after issuance date, 103% in the third year and 101% in the fourth year. The Company's option to redeem is contingent on the prior repayment of specified amounts due under the Credit Facility and proportionate repayment of the Class A Convertible Preferred Shares under the restated Articles of Incorporation of the Company. For the five-month period ended December 31, 2009, the effective interest rate on the unsecured notes to be issued was 13% and the Company recorded PIK interest expense of $3 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.   Other Liabilities

  The following table summarizes the details of other liabilities:

		Successor	Predecessor
	Note	December 31, 2009	December 31, 2008
Accrued pension benefit liability	30	$339	$59
Postretirement benefits	30	60	67
Reserve for tax uncertainties		51	–
Workers' compensation and post employment		37	46
Derivative financial instruments		–	32
Deferred gain on property, plant and equipment disposal		–	30
Other		28	65

Total Other Liabilities		515	299
Less Other liabilities subject to compromise:
Derivative financial instruments		–	32
Reserve for environmental matters		–	5
Other		–	16

		–	53

		$515	$246

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.   Capital Stock and Contributed Surplus

	Successor		Predecessor
	December 31, 2009		December 31, 2008		December 31, 2007
	Number	Amount	Number	Amount	Number	Amount
(Thousands of shares)
Common Shares (a)	73,285	$534	–	$–	–	$–
Warrants–Series I (b)	10,723	57	–	–	–	–
Warrants–Series II (b)	10,723	37	–	–	–	–
Multiple Voting Shares	–	–	46,987	93	46,987	93
Subordinate Voting Shares	–	–	154,642	1,289	85,585	1,151
Redeemable First Preferred Shares–Series 3–Classified as Shareholders' equity	–	–	12,000	213	12,000	213

Total Capital Stock		$628		$1,595		$1,457

Redeemable First Preferred Shares–Series 5–Classified as Liability	–	$–	1,696	$35	7,000	$179
Class A Convertible Preferred Shares–Classified as Liability (c)	12,500	98	–	–	–	–

Total Preferred Shares Classified as Liability		$98		$35		$179

Conversion option on Class A Convertible Preferred Shares–Classified as contributed surplus (c)		$54		$–		$–

  Successor

  (a)
  Common Shares

    The Company is authorized to issue an unlimited number of Common Shares and, as of the Effective Date, 73,285,000 Common Shares were issued in escrow to Computershare Trust Company of Canada, as escrow agent ("the Escrow Agent").

  (b)
  Warrants

    On the Effective Date, 10,723,019 Series I warrants and 10,723,019 Series II warrants (collectively, the "Warrants"), were issued in escrow to the Escrow Agent. The Warrants are exercisable for an equal number of Common Shares subject to the volume-weighted average trading price, during a 30-day period, of the Common Shares being greater than or equal to $13.00 for Series I and greater than or equal to $16.30 for Series II, at an exercise price of $0.01. The Warrants expire on July 20, 2014. These Warrants are considered equity instruments and have been classified as capital stock. They were measured at inception at their estimated fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.   Capital Stock and Contributed Surplus (Cont'd)

  (c)
  Preferred Shares

    The Company is authorized to issue a maximum of 12,500,000 Class A convertible preferred shares (the "Preferred Shares"). On the Effective Date, the Company issued in escrow to the Escrow Agent, 12,500,000 Preferred Shares with a nominal value of $100 million. Fixed preferential cumulative cash dividends accrue on the Preferred Shares at a basic rate of 10% per annum payable quarterly. The applicable dividend rate on the Preferred Shares escalates based on certain triggering events up to a maximum rate of 19% per annum, the most significant of which is a 5% increase to an annualized dividend rate of 15% upon non-payment of the cash dividends in any given quarter, with the rate reverting to 10% per annum once the Company pays in full its next quarterly dividend on the Preferred Shares as well as all accrued and unpaid dividends. The Preferred Shares (including any cumulative unpaid dividends) may be converted at any time at the option of the holder (i) during the first five years following the Effective Date, on a one-for-one basis (subject to certain adjustments) into Common Shares based upon a Common Share price of $8.00 per share and (ii) after the fifth anniversary of the Effective Date, into a variable number of Common Shares based upon the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") during a 60-day reference period (subject to certain adjustments). The Preferred Shares are redeemable at any time at the option of the Company, subject to a holder's right during the five years after issuance to convert its Preferred Shares into Common Shares at the applicable ratio instead of having such shares being redeemed. In addition, subject to applicable law and restrictions in the Company's Credit Facility, the Company is required either to (i) make mandatory quarterly redemptions of Preferred Shares with any excess cash as permitted under the Credit Facility proportionate to repurchases of Unsecured Notes (Note 20) or (ii) permanently increase the dividend rate applicable to the Preferred Shares by 2% per annum. The redemption and liquidation price of the Preferred Shares is $8.00 per share plus all accrued and unpaid dividends (subject to certain adjustments). The Company's option to redeem is also contingent on the prior repayment of specified amounts under the Credit Facility. There is no fixed maturity date for the Preferred Shares. Holders of the Preferred Shares are generally entitled to vote on all shareholder matters with holders of the Common Shares on an "as converted" basis and are entitled to elect up to two additional Board members upon the occurrence of certain triggering events. At inception, the Preferred Shares were classified as compound financial instruments, with a portion of the Preferred Shares classified as a liability with a value amounting to $94 million and a conversion option recorded as contributed surplus with a value of $54 million. Subsequently, the debt portion is accounted for using the effective interest method. The effective interest rate on the Preferred Shares is approximately 16% and resulted in interest expense of $8 million for the 5 months ended December 31, 2009. As at December 31, 2009, the dividends in arrears on the Preferred Shares were $7 million, of which $5 million were paid on February 5, 2010, (Note 34) and were included in accrued liabilities.

  As of December 31, 2009, 65,044,123 Common Shares, all Preferred Shares and 6,052,303 Series I warrants and 6,052,303 Series II warrants were released from escrow. On February 17, 2010, an additional 186,568 Common Shares, 105,727 Series I warrants and 105,727 Series II warrants were released from escrow. In accordance with the terms of the Plan, the remaining Common Shares and Warrants will be held in escrow pending resolution of unsecured claims. Once claims are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.   Capital Stock and Contributed Surplus (Cont'd)

  resolved, the securities will be distributed in accordance with the terms of the Plan. None of the securities held in escrow will return to Worldcolor.

  Shareholder Rights Plan

  On August 20, 2009, the Company adopted a shareholder rights plan (the "Original Rights Plan") to encourage the fair treatment of shareholders in a takeover offer for the Company. The Original Rights Plan, in effect, allowed holders of common shares to purchase additional Common Shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 20% or more of the shares of the Company in a transaction that was not a permitted bid under the Original Rights Plan. The rights under the Original Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Original Rights Plan were not triggered by purchases of shares made pursuant to a take-over bid made to all shareholders on identical terms by way of a take-over circular prepared in compliance with applicable securities laws, and certain other conditions set out in the agreement signed to implement the Original Rights Plan.

  On February 19, 2010, the Company enacted a new shareholder rights plan (the "Rights Plan") to replace the Original Rights Plan which terminated in accordance with its terms on February 20, 2010. The Rights Plan is designed to encourage the fair treatment of shareholders in a takeover offer for the Company and to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. All outstanding rights issued thereunder shall terminate if the Rights Plan is not confirmed by a majority of shareholders at a special meeting of the Company to be held within six months of its adoption. The Rights Plan, in effect, allows holders of Common Shares and Preferred Shares (collectively, the "Voting Shares") to purchase additional Common Shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 15% or more of the outstanding common shares or of the outstanding Voting Shares of the Company in a transaction that is not a permitted bid under the Rights Plan. The rights under the Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Rights Plan are not triggered by purchases of shares made pursuant to a take-over bid that is made to all shareholders on identical terms by way of a take-over circular prepared in compliance with applicable securities laws, and certain other conditions set out in the agreement signed to implement the Rights Plan.

  The proposed acquisition of the Company by Quad/Graphics, Inc. (Note 34) constitutes an exempt transaction under the Rights Plan and so will not trigger the Rights Plan.

23.   Stock-Based Compensation

  Successor

  After emergence from bankruptcy protection, the Board of Directors of the Company (the "Board") approved a new restricted share unit plan (the "RSU Plan") and the amended and restated deferred share unit plan (the "DSU Plan") in order to allow directors, executive officers and eligible employees to participate in the long-term success of the Company and promote a greater alignment of their interests with the interests of the Company's shareholders. The RSU Plan and DSU Plan are collectively referred to as the "Share Unit Plans".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.   Stock-Based Compensation (Cont'd)

  RSUs and DSUs are units equivalent in value to shares and additional RSUs or DSUs may be earned in payment of amounts equivalent to the amount of dividends paid on shares. The cash redemption value of each RSU and DSU is equal to the volume-weighted average trading price of the Company's Common Shares on the TSX over the five trading days preceding the redemption date. Currently, Common Shares of the Company may not be issued in connection with a redemption of RSUs or DSUs. Subject to receipt of shareholder approval, the settlement of DSUs by way of issuance of Common Shares from treasury would be permitted.

  RSUs vest in accordance with the terms specified at the time of each grant ranging from 1 to 39 months and will be redeemed for cash on the last business day of the third year following the year in which the grant was made or earlier if so determined by an authorized committee of the Board or if an acceleration event occurs, such as a change in control of the Company.

  Under the DSU Plan, each independent director will be credited with DSUs in satisfaction of all or a portion of the cash fees otherwise payable to them quarterly for serving as a director of the Company. At a minimum, 50% of each independent director's annual retainer will be satisfied in the form of DSUs. The independent director can elect to receive the remaining 50% in any combination of cash and/or DSUs. DSUs may also be granted to other participants under terms established by the compensation committee of the Board, which may also determine vesting schedules and conditions with respect to DSUs. Prior to receipt of shareholders' approval at the next annual shareholders' meeting, within a specified period after a director ceases to be a member of the Board or an employee ceases to be employed by the Company, DSUs will be redeemed for cash. Subject to receipt of shareholder approval at the next annual shareholders' meeting, the directors and other participants will have the choice at the time of redemption to receive the redemption value of the DSUs in cash or in Common Shares.

  Under the Share Unit Plans, the following grants were approved in the five-month period ended December 31, 2009:

    •
    The Company made an initial grant of 156,233 DSUs, which vested immediately, to the independent directors based on their annual retainer fees and a further 168,718 DSUs to executive officers which will vest in twelve equal installments ending in September 2010, or earlier if an acceleration event occurs. Independent directors have earned the right to an additional 22,105 DSUs for their services during the third quarter which have been granted on October 1, 2009 and 22,621 DSUs for their services during the fourth quarter which have been granted on January 1, 2010.

    •
    In September 2009, the Company granted to executive officers 819,023 RSUs which will vest in accordance with the term specified for each grant.

  The compensation cost related to RSUs and DSUs of $7 million was included in selling, general and administrative expenses for the five-month period ended December 31, 2009 and was included in accrued liabilities.

  The weighted average grant date fair value per unit of the RSUs and DSUs granted during the period was $8.97 and $8.93 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.   Stock-Based Compensation (Cont'd)

  The following table summarizes RSUs outstanding at December 31, 2009:

	Successor
	December 31, 2009
(thousands of units)	Unvested Units	Vested Units
Balance as of August 1, 2009	–	–
Granted	819	–
Vested	(143)	143

Balance as of December 31, 2009	676	143

  The following table summarizes DSUs outstanding at December 31, 2009:

	Successor
	December 31, 2009
(thousands of units)	Unvested Units	Vested Units
Balance as of August 1, 2009	–	–
Granted	169	178
Vested	(43)	43

Balance as of December 31, 2009	126	221

  As of December 31, 2009, the total compensation cost related to unvested awards under the Share Unit Plans that have not yet been recognized is $5 million and the weighted-average period over which the total compensation cost related to such unvested awards, that have not yet been recognized, is expected to be 1.7 years.

  Predecessor

  (a)
  Stock option plan

    As described in Note 1, all of the Predecessor's Capital Stock was eliminated pursuant to the Plan and therefore, all of the Company's outstanding stock options were cancelled for no consideration and all the then existing stock-based compensation plans were terminated on July 21, 2009. In the consolidated statement of income (loss) for the Predecessor for the period ended on July 31, 2009, the Company recorded an expense of $1 million as a result of the cancellation of the outstanding stock options on the Effective Date.

    The stock option plan was terminated in 2008, but it remained in force for all options that were outstanding at the time of termination. No options were granted in 2008 before the termination of the stock option plan. The weighted average fair value of options granted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.   Stock-Based Compensation (Cont'd)

    during 2007 was $4.02 and was estimated using binomial and trinomial option pricing models. The following weighted average assumptions were used:

Predecessor 2007
Risk-free interest rate	4.78%
Dividend yield	Nil
Expected volatility	32.71%
Expected life	4.25 years

    Volatility is based on historical volatility calculated from grant date to the anticipated exercise date on issues of options over a period of 4.25 years which is estimated to be the life of the options. The risk-free interest rate is based on the yield of 4- and 5-year Treasury bonds issued in Canada and 3- and 5-year treasury bonds issued in the United States. Dividend yield is based on the expected yield of the Company.

    In 2008, compensation expense of $1 million ($4 million in 2007) was recognized with a corresponding increase in contributed surplus. The number of stock options outstanding fluctuated as follows:

	Predecessor
			For the year ended December 31,
	Five months ended July 31, 2009
			2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of year	5,070,900	$20.29	6,942,451	$23.47	7,772,300	$19.70
Granted	–	–	–	–	100,000	11.78
Exercised	–	–	–	–	(22,500)	10.62
Forfeited	–	–	(937,885)	15.23	(839,755)	12.12
Expired	(524,783)	29.14	(933,666)	23.37	(67,594)	22.72
Cancelled	(4,546,117)	21.33	–	–	–	–

Balance, end of year	–	$–	5,070,900	$20.29	6,942,451	$23.47

Options exercisable, end of period	–	$–	3,035,456	$22.07	3,984,005	$25.90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.   Stock-Based Compensation (Cont'd)

    The number of unvested options outstanding fluctuated as follows:

	Predecessor
			For the year ended December 31,
	Five months ended July 31, 2009		2008		2007
	Options	Weighted average grant-date fair value	Options	Weighted average grant-date fair value	Options	Weighted average grant-date fair value
Balance, beginning of year	2,035,444	$4.10	2,958,446	$4.13	4,681,141	$3.89
Granted	–	–	–	–	100,000	4.02
Vested	–	–	(507,362)	4.68	(1,037,515)	4.07
Forfeited	–	–	(415,640)	3.56	(785,180)	2.78
Cancelled	(2,035,444)	4.10	–	–	–	–

Balance, end of period	–	$–	2,035,444	$4.10	2,958,446	$4.13

  (b)
  Employee share purchase plans

    In January 2008, the Company cancelled the Employee Stock Purchase Plan ("ESPP") in the United States and the Employee Share Investment Plan ("ESIP") in Canada for eligible employees. The total number of shares issued to employees for these two plans was nil in 2008 (840,853 in 2007) and 181,721 shares were purchased on the market in 2007, which represented compensation expense of nil in 2008 ($1 million in 2007).

  (c)
  Other stock-based compensation plans

    In February 2008, the Company terminated its Deferred Stock Unit plan ("DSU plan") which was established for the benefit of the Company's directors. As of December 31, 2008, the number of units outstanding under this plan was 554,718 (554,718 in 2007), which represented a compensation expense (recovery) of $(1) million in 2008 (recovery of $1 million in 2007). No new units were granted during 2008. The weighted average grant date fair value for units granted was $4.18 in 2007.

    In January 2005, the Company put in place a Deferred Performance Share Unit plan ("DPSU plan"). The DPSU plan was for the benefit of the Company's senior management and key managers. As of December 31, 2008, 7,784 units were outstanding (8,121 units in 2007) under the initial DPSU plan, which represented a negligible compensation expense in both 2008 and 2007.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.   Accumulated Other Comprehensive Income (Loss)

  The following table presents changes in the carrying amount of accumulated other comprehensive income (loss):

	Translation adjustment	Cash flow hedges	Total
Predecessor
Balance, December 31, 2006	$(83)	$–	$(83)
Change in accounting policy – Financial Instruments, net of income taxes	–	(7)	(7)
Other comprehensive income (loss), net of income taxes	(105)	15	(90)

Balance, December 31, 2007	$(188)	$8	$(180)
Other comprehensive income (loss), net of income taxes	424	(7)	417

Balance, December 31, 2008	$236	$1	$237
Other comprehensive income (loss), net of income taxes	(85)	(1)	(86)

Balance, July 31, 2009	$151	$–	$151

Fresh start adjustments	(151)	–	(151)

Successor
Balance, July 31, 2009, Successor	–	–	–
Other comprehensive income, net of income taxes, August 1 to December 31, 2009	6	–	6

Balance, December 31, 2009	$6	$–	$6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.   Income Taxes on Components of Other Comprehensive Income (Loss)

  The following table presents the income taxes on components of other comprehensive income (loss):

		Predecessor
	Successor
			Year Ended December 31
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Income tax on unrealized gain (loss) on foreign currency translation adjustment	$–	$–	$–	$(2)
Income tax on unrealized net loss on derivative financial instruments related to cash flow hedges	–	–	(1)	(4)
Income tax on reclassification of realized net loss on derivative financial instruments to the statement of income	–	–	1	(3)

	$–	$–	$–	$(9)

26.   Financial Instruments

  Fair value of financial instruments

  The carrying values of cash and cash equivalents, accounts receivable, deposits, bank indebtedness, trade payables and accrued liabilities, and amounts owing in satisfaction of bankruptcy claims, approximate their fair values because of the short-term nature of these items. The carrying value of restricted cash also approximates its fair value.

  The following table summarizes the book value and fair value at December 31, 2009 and 2008 of those financial instruments having a fair value different from their book value. The fair values of the financial assets and liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity, adjusted to take into account specific characteristics of the instrument.

		2009		2008
	Note	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:
Long-term receivables(1)	16	$39	39	$65	65
Financial liabilities:
Long-term debt(1)	19	$460	$507	$644	$615
Redeemable First Preferred Shares – Series 5	22	–	–	35	–
Class A Convertible Preferred Shares(2)	22	103	113	–	–

  (1)
  Includes current portion.

  (2)
  Includes current portion of $5 million recorded in accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.   Financial Instruments (Cont'd)

  The carrying amounts of derivative financial instruments are equal to their fair value. The following table summarizes financial assets and liabilities fair valued on a recurring basis:

		Fair value measurements at reporting date using:
	December 31, 2009	Quoted prices in active markets for identical assets (level 1)	Significant other, observable inputs (level 2)	Significant unobservable inputs (level 3)
Cash and cash equivalents	36	36	–	–
Restricted cash	63	63	–	–

  Risks arising from financial instruments

  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from credit losses that could result from defaults by customers and counterparties when using financial instruments. The Company is exposed to credit risk with respect to its cash equivalents, accounts receivable, deposits, other long-term receivables and derivative financial instruments.

  The Company's risk management policies are, established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are, reviewed regularly to reflect changes in market conditions and the Company's activities. From its use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, which comprises foreign exchange risk and commodity risk, as well as interest rate risk.

  Risk management strategies are likely to evolve in response to future conditions and circumstances, including the effects and consequences resulting from the recent economic recession. These future strategies may not fully insulate the Company in the near term from adverse effects, the most significant of which relate to liquidity and capital resources as well as exposure to credit losses.

  Credit risk

  The Company, in the normal course of business, continuously monitors the financial condition of its customers, reviews the credit history of each new customer and generally does not require collateral. As at December 31, 2009, no customer balance represented more than 7% (4% in 2008) of the Company's consolidated accounts receivable and the Company's 10 largest customers accounted for 26% (25% in 2008) of consolidated revenues. In addition, 73% (72% in 2008) of the Company's accounts receivable as at December 31, 2009 were not considered past due.

  The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information relating to the state of the economy and that amounted to $42 million as at December 31, 2009 ($60 million – December 31, 2008). As at December 31, 2009, the weighted average life of customer accounts receivable was 56 days (2008 – 54 days). The Company has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the receivables at December 31, 2009 that are not past due to be high.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.   Financial Instruments (Cont'd)

  The Company believes that the diversity of its products and services as well as the diversity of its customer base are significant factors in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk. However, global economic conditions affect the Company's customer businesses and the markets they serve. The recent unprecedented credit crisis and global economic weakness have resulted in constrained advertising spending and, in certain cases, customer financial difficulties in North America, which could hinder the Company's ability to collect amounts owed by customers. This credit exposure increases with a continued lack of liquidity in the capital markets and a sustained period of difficult economic conditions.

  The following tables show the aging of accounts receivable and the continuity of the allowance for doubtful accounts.

  Accounts receivable aging

	December 31, 2009	December 31, 2008
Current	$424	$481
1-30 days overdue	87	105
31-90 days overdue	24	25
More than 90 days overdue	48	60

	583	671
Allowance for doubtful accounts	(42)	(60)
Other receivables	21	83

	$562	$694

  Allowance for doubtful accounts

	December 31, 2009	December 31, 2008
Balance, Beginning of year	$60	$44
Bad debt expense(1)	12	27
Business disposals	–	(6)
Write down and other(2)	(30)	(5)

Balance, end of year	$42	$60

  (1)
  For 2009, includes 7 months of Predecessor of $8 million and 5 months Successor of $4 million.

  (2)
  For 2009, includes 7 months of Predecessor of ($16 million) and 5 months Successor of ($14 million).

  In addition to the above, the Company is exposed to credit losses resulting from defaults by counterparties in regards to cash equivalents, deposits, other long-term receivables and derivative financial instruments. To mitigate this risk, counterparties to derivative financial instruments, either foreign or Canadian, must have a minimum rating of A or its equivalent on long-term unsecured

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.   Financial Instruments (Cont'd)

  term debt from at least two rating agencies (Standard & Poor's, Moody's or DBRS) and are subject to concentration limits.

  Liquidity risk

  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. As discussed in Note 1 and in connection with the emergence from the bankruptcy protection, the Company secured on July 21, 2009 an $800 million Credit Facility. Management believes that with the implementation of the Plan and the availability of the Credit Facility, the Company will be able to meet its financial obligations for the foreseeable future. The credit facility agreement contains certain restrictive financial and other covenants (Note 19).

  The following table presents the financial obligations of the Company:

	2010	2011	2012	2013	2014	2015 and thereafter	Total
Credit Facility(1)	$2	$41	$406	$–	$–	$–	$449
Unsecured notes to be issued	–	–	–	46	–	–	46
Other long term debt	4	1	1	1	–	–	7
Capital leases	14	15	14	13	13	1	70
Interest payments on other long-term debt and capital leases(2)	6	5	3	1	1	–	16
Interest payments on Credit Facility(2)	40	39	23	–	–	–	102
Operating leases	46	33	29	25	19	79	231
Capital asset purchase commitments	23	5	–	–	–	–	28
Dividend on Preferred shares	5	–	–	–	–	–	5
Preferred shares(3)	–	–	–	–	–	–	–

Total contractual cash obligations	$140	$139	$476	$86	$33	$80	$954

  (1)
  Assumes mandatory repayments and no exercise of the prepayment option by the Company and no repayment under the mandatory excess cash flow repayment clause.

  (2)
  Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, assuming no repayment under the mandatory excess cash flow repayment clause, and using the outstanding balance as at December 31, 2009.

  (3)
  Assumes no exercise of the prepayment option by the Company. In the event the holders exercise their conversion option, there would be no cash outflows for the portion converted.

  The table above does not include any amounts for expected pension contribution in the future (Note 30) or payments for tax uncertainties recorded in accordance with accounting guidance on uncertainties in income taxes (Note 9)

  Foreign exchange risk

  The Company has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, and other assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.   Financial Instruments (Cont'd)

  and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have a material effect on its consolidated results of operations, financial position or cash flow.

  The Company is exposed to foreign exchange risk primarily as a result of revenues and expenses denominated in US dollars in its Canadian operations and revenues and expenses denominated in CA dollars in the US functional currency operations of the Company. Monetary balances denominated in foreign currencies as at December 31, 2009 and 2008 were as follows:

	2009		2008
	US $	CA $	US $	CA $
Net cash, cash equivalents and bank indebtedness	1	10	1	–
Accounts receivable	14	–	17	–
Trade payables and accrued liabilities	1	1	5	–
Debt	–	–	566	–

  With regards to the CAD denominated monetary balances or USD denominated monetary balances in Canadian operations, assuming all other variables remain constant, a 5% strengthening of the US dollar over the CA dollar would not have a material effect on net income (loss).

  The Company periodically enters into foreign exchange forward contracts to manage its exposure to changes in the currency exchange rate between the local currency and the US dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at December 31, 2009 covered a notional quantity of $17 million in Canada and expire, between January 2010 and July 2010. The net monetary items denominated in foreign currencies are not significant.

  Commodity risk

  The Company is exposed to a financial risk related to fluctuations in natural gas prices. The Company manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts. Contracts outstanding at December 31, 2009 covered a notional quantity of 327,000 gigajoules in Canada and 2,114,000 MMBTU in the United States and expire between January 2010 and December 2010.

  In regards to commodity swap agreements in place, assuming all other variables remain constant, a $1 increase or decrease in the price of natural gas would not have a material impact on net income (loss) and other comprehensive income (loss).

  The Company is also exposed to a financial risk related to fluctuations in paper and ink prices. To reduce this risk, the contracts with its largest customers generally include price adjustment clauses based on the costs of paper and ink.

  Interest rate risk

  The Company is exposed to interest rate fluctuations as a result of its long-term debt. The floating rate portion of its long-term debt represents approximately 87% of the total. However, the interest rate on this debt is subject to a LIBOR floor of 3% and will not begin to fluctuate until LIBOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.   Financial Instruments (Cont'd)

  exceeds that percentage. As at December 31, 2009 LIBOR was significantly lower than the floor of 3%. Therefore, a 1% fluctuation in LIBOR would not result in any change to the interest rate applicable to long term debt.

27.   Capital and Liquidity Management

  The Company's objectives when managing capital are:

  •
  to ensure sufficient liquidity to fund its operations;

  •
  to preserve its financial flexibility in order to benefit from potential opportunities as they arise, while at the same time taking a conservative approach towards financial leverage and management of financial risk; and

  •
  to maintain or improve its credit rating to facilitate access to capital markets when necessary at competitive interest rates.

  Management defines capital as shareholders' equity, excluding accumulated other comprehensive income, plus net long-term debt. Net long-term debt includes long-term debt, less cash and cash equivalents. To maintain or adjust the capital structure, the Company may also repurchase existing shares, issue new shares or long-term debt, or sell assets to adjust to changes in economic conditions and the risk characteristic of the underlying assets. As previously explained, the Company has also adopted a shareholder rights plan to protect shareholders from unfair or abusive takeover strategies.

  The Company's primary sources of liquidity are funds generated from operations, and as required, draws under credit facilities. At February 25, 2010, the Company had not borrowed under its $350 million Revolving Credit Facility and letters of credit for $41 million have been issued under the Revolving Credit Facility as at February 25, 2010, such amount reducing the availability under the Revolving Credit facility. The Company monitors and manages liquidity by preparing and updating annual budgets as well as maintaining compliance with terms of financing agreements.

  As explained in Note 19, the Company's Credit Facility provides for restrictions to, among other things, incur additional debt, make investments, dispose of assets, and make capital investments, as well as for limitations on dividend payments, repurchase of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of the majority of the Credit Facility lenders. The credit facility agreement contains certain restrictive financial and other covenants (Note 19).

  See Note 34 – Subsequent Events regarding the announced acquisition of the Company by Quad/Graphics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.   Supplementary Cash Flow Information

	Successor	Predecessor
As of December 31,	2009	2008	2007
Cash	$36	$98	$49
Cash equivalents	–	111	12

Cash and cash equivalents	$36	$209	$61

		Predecessor
	Successor
			Year Ended December 31
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Interest payments	$18	$28	$42	$128
Dividends paid on preferred shares classified as liability	–	–	–	6
Income tax paid (net of refund)	2	5	7	(9)

29.   Commitments, Contingencies and Guarantees

  Leases

  The Company rents premises, machinery and equipment under operating leases, which expire at various dates up to 2022 and for which minimum lease payments total $231 million.

  Annual minimum payments under these leases are as follows:

2010	$46
2011	33
2012	29
2013	25
2014	19
2015 and thereafter	79

  Rental expenses for operating leases were $49 million, $53 million and $81 million for the years 2009, 2008 and 2007, respectively.

  Machinery and equipment

  As at December 31, 2009, the Company had commitments to purchase four new presses for its North American and Latin American segments for a total amount of $51 million, of which $28 million was already disbursed and the remaining amount of $23 million is due to be paid in 2010 and 2011. The Company also entered into agreements related to other equipment expenditures for its North American segment, of which related future payments will amount to approximately $4 million in 2010 and $1 million in 2011.

  Environment

  The Company is subject to various laws, regulations and government policies principally in North America and Latin America, relating to health and safety, and to the generation, storage, transportation, disposal of hazardous substances and in regards to environmental releases of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.   Commitments, Contingencies and Guarantees (Cont'd)

  various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

  Litigation

  The Company is party to litigation arising in the normal course of operations. The Company does not expect the resolution of such matters to have a material adverse effect on its consolidated financial position or results of operations.

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

  Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at December 31, 2009. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

  Debt Agreements

  Under the terms of certain debt agreements, the Company has to indemnify the other parties against changes in regulation relative to withholding taxes. These indemnification obligations extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. The Company is not aware of any changes in regulation relative to withholding taxes that would trigger these indemnification obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits

  The Company has several defined benefit pension plans and defined contribution plans covering substantially all of its employees. In addition, the Company provides postretirement benefits to eligible employees. The costs of these benefits are accounted for during the employees' active service period.

  The effective dates of the most recent actuarial valuations for funding purposes were December 31, 2008 and January 1, 2009, and the date of the next required actuarial valuation are December 31, 2009 and January 1, 2010.

  The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Canadian and the US Pension Plan Committees have approved investment policies for the different pension plans that establish long-term asset mix targets based on several factors including: historical returns achieved by worldwide investment markets, the time horizon of the pension plans' obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to provide an appropriate risk-adjusted long-term return on plan assets. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies and investment returns and risks are monitored on an ongoing basis. In addition, the Company's Canadian pension plans partly hedge their exposure to foreign currency risk. Derivatives are used to hedge 50% of the exposure to the US dollar, the Euro, the British pound and the Japanese yen. Gains or losses on the derivatives are offset by a corresponding change in the CA$ value of the hedged assets. Derivatives are strictly used for hedging purposes and not speculative purposes.

  The target allocations for plan assets on a weighted-average basis are 62% percent equity securities, 35% percent fixed-income, and 3% percent for other types of investments. Equity investments are diversified by country, issuer and industry sector. Fixed income securities consist of government bonds and corporate bonds from diversified industries. Other types of investments consist of currency forward contracts, fixed income futures contracts and real estate funds.

  The expected long-term rate of return on assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. Expected long-term rates of return are developed based on long-term historical averages, current expectations of future returns and anticipated inflation rates. The expected long-term rate of return on plan assets is then calculated by weighting each asset class. To the extent that individual pension plans have different target asset mixes, the expected long-term rate of return on assets may differ across plans.

  The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality (AA) corporate bond yields and matched-funding yield curve analysis as of the measurement date.

  As part of fresh start accounting, the Company changed the method of calculating the expected return on plan assets from market-related value to fair value. The Company also changed its measurement date to measure the defined benefit plan assets and the projected benefit obligation from September 30 to December 31.

  As a result of the Company adopting fresh start accounting, its defined benefit plans, as well as the postretirement benefit plans, were remeasured at their fair value as at July 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits (Cont'd)

  The following table is based on a December 31 measurement date for the Successor and September 30 for the Predecessor. The table provides a reconciliation of the changes in the plan's benefit obligations and fair value of plan assets for the five months ended December 31, 2009, the seven months ended July 31, 2009 and the fiscal year ended December 31, 2008, and a statement of the funded status as at July 31, 2009 and December 31, 2009 and 2008.

	Pension Benefits			Postretirement Benefits
	Successor	Predecessor		Successor	Predecessor
	December 31, 2009	July 31, 2009	December 31, 2008	December 31, 2009	July 31, 2009	December 31, 2008
Changes in benefit obligations
Benefit obligation, beginning of period	$895	$731	$999	$60	$54	$62
Service cost	2	3	7	–	1	1
Interest cost	21	30	52	2	2	4
Plan participants' contributions	1	2	3		1	1
Plan amendments	–	(30)	–	–	–	–
Divestitures	–	–	(115)	–	–	–
Curtailment gain	–	–	(1)	–	(4)	–
Settlement gain	–	–	(2)	–	–	–
Actuarial loss (gain)	13	153	(109)	4	8	(7)
Benefits paid	(22)	(36)	(48)	(2)	(4)	(5)
Elimination of early measurement date	–	14	–	–	1	–
Foreign currency changes	7	28	(55)	–	1	(2)

Benefit obligation, end of period	$917	$895	$731	$64	$60	$54

Changes in plan assets
Fair value of plan assets, beginning of period	$558	$559	$795	$–	$–	$–
Actual return on plan assets	50	(7)	(117)	–	–	–
Employer contributions	7	18	46	2	3	4
Plan participants' contributions	1	2	3	–	1	1
Divestitures	–	–	(73)	–	–	–
Benefits paid	(22)	(36)	(48)	(2)	(4)	(5)
Settlement loss	–	–	(2)	–	–	–
Foreign currency changes	5	22	(45)	–	–	–

Fair value of plan assets, end of period	$599	$558	$559	$–	$–	$–

Reconciliation of funded status
Funded status	$(318)	$(337)	$(172)	$(64)	$(60)	$(54)
Unrecognized past service cost (benefit)	–	(19)	13	–	(9)	(10)
Unrecognized actuarial (gain) loss	(21)	434	228	4	5	(4)
Adjustment for fourth quarter contributions	–	–	3	–	–	1
Net amount recognized	$(339)	$78	$72	$(60)	$(64)	$(67)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits (Cont'd)

  The following table presents the benefit obligations, the fair value of plan assets and the funded status as of December 31, 2009 and 2008, for plans that were not fully funded:

	Pension Benefits		Postretirement Benefits
	Successor	Predecessor(1)	Successor	Predecessor(1)
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Benefit obligations	$(917)	$(720)	$(64)	$(54)
Fair value of plan assets	599	548	–	–

Funded status – plan deficit	$(318)	$(172)	$(64)	$(54)

  (1)
  The measurement date was September 30, 2008. If the Company had used a measurement date of December 31, 2008, the unfunded status would have been a plan deficit of $325 million (composed of a benefit obligation of $818 million, and a fair value of plan assets of $493 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits (Cont'd)

  The amounts recognized at December 31, 2009 and December 31, 2008 were as follows:

		Pension Benefits		Postretirement Benefits
		Successor	Predecessor	Successor	Predecessor
	Note	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Accrued pension benefit liability	21	$(339)	$(59)	$(60)	$(67)
Accrued pension benefit asset	16	–	131	–	–

Net amount recognized		$(339)	$72	$(60)	$(67)

  The plan assets held in trust at the measurement date and their weighted average allocations were as follows:

	Successor	Predecessor
Asset category	December 31, 2009	December 31, 2008
Equity securities	62%	59%
Debt securities	35	38
Real estate and others	3	3

  In 2009, at the measurement date, the plan assets do not include equity securities of the Company and related parties.

  Pursuant to FASB ASC 715 - 20, which provides guidance on disclosures about plan assets of a defined benefit pension or other postretirement plan, the Company's disclosures relating to fair value measurements have been made prospectively. The following table presents the fair value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits (Cont'd)

  plan assets, as at December 31, 2009, by major category, the level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value.

		Fair Value Measurements at December 31, 2009
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$2	$2	$–	$–
Fixed Income (a)
Canadian Issuers	70	–	70	–
US Issuers	151	–	151	–
Equities (b)
Large Cap
Canadian Equities	43	43	–	–
US Equities	187	178	6	3
Small Cap
Canadian Equities	12	–	12	–
US Equities	18	18	–	–
International Equities	106	62	44	–
Real Estate (c)	8	–	8	–
Others (d)	2	–	1	1

Total	$599	$303	$292	$4

  (a)
  This category consists of bonds and short-term fixed income securities fair valued based on a compilation of primarily observable market information or broker quotes in over-the-counter markets.

  (b)
  The fair value of equity investments is based on quoted prices in an active market. The fair value of the equity pooled funds categorized as Level 2 is based on the funds' Net Asset Value (NAV) established by the funds' administrator. Pooled funds which include withdrawal restrictions are categorized as Level 3 and are also valued at the NAV.

  (c)
  The fair value of the real estate pooled fund categorized as Level 2 is based on the funds' NAV.

  (d)
  This category consists of group insurance contracts and currency forward contracts. The former, categorized as Level 3, is fair valued based on estimated asset return and projected distributions. Independent valuation is performed yearly. The currency forwards categorized as Level 2 are valued based on a compilation of primarily observable market information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits (Cont'd)

  The following table provides a reconciliation for plan assets where fair value measurements use significant unobservable inputs and are categorized as Level 3.

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	US Equity	Others	Total
Balance, beginning of year	$3	$1	$4
Actual return relating to assets still held at the reporting date	1	–	1
Purchases, sales, and settlements	(1)	–	(1)

Balance, end of year	$3	$1	$4

  For all directly invested funds, the concentration risk is monitored through specific guidelines in the investment manager mandates and a quarterly compliance certificate process. The investment manager mandates were developed by the Company's external investment advisor, and specify diversification standards such as the maximum exposure per issuer, and concentration limits per type of security, industry and country when applicable. The investment managers confirm compliance with their investment guidelines quarterly.

  For the investments made through pooled funds, the investment mandates of the funds were again reviewed by the Company's external investment advisor, to determine that the investment objectives and guidelines were consistent with the Company's overall pension plan risk management objectives.

  Given the process in place to ensure a proper diversification of the portfolio, management believes that the Company pension plan assets are not exposed to any significant concentration risk.

  During 2009, the Company made contributions to its qualified defined pension plans of $20 million ($37 million in 2008), which were in accordance with the minimum required contributions as determined by the Company's actuaries. Required contributions to the Company's qualified defined benefit pension plans are expected to be approximately $50 million in 2010 and are expected to increase further in 2011 and future years.

  In 2010, total employer contributions to the Company's defined benefit pension plans and other postretirement benefits plans are expected to be $52 million and $5 million, respectively. The benefit payments over the next several years are expected to be as follows:

	Pension Benefits	Postretirement Benefits
2010	$49	$5
2011	49	5
2012	51	5
2013	52	5
2014	52	5
2015-2019	280	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits (Cont'd)

  The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $21 million for the seven-month period ended July 31, 2009 and $14 million for the five-month period ended December 31, 2009 ($70 million in 2008, excluding amounts subject to compromise, and $100 million in 2007).

  The following table provides the components of the pension net periodic benefit cost for the continuing operations:

		Predecessor
	Successor		Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Service cost	$2	$3	$7	$11
Interest cost	21	30	52	51
Actual return on plan assets	(50)	7	117	(70)
Actuarial loss (gain)	13	153	(64)	(48)
Plan amendments	–	(30)	–	–
Settlement loss	–	3	–	13

Benefit cost before adjustments to recognize the long-term nature of the plans	(14)	166	112	(43)
Difference between expected return and actual return on plan assets	34	(35)	(167)	21
Difference between actuarial (gain) loss recognized for the period and actual actuarial (gain) loss on accrued benefit obligation for the period	(13)	(151)	72	60
Difference between amortization of past service cost (benefit) for the period and actual plan amendments for the period	–	30	1	2
Amortization of transitional asset	–	–	–	(1)

Net periodic cost	7	10	18	39
Defined contribution plans	12	5	37	29

Total periodic benefit cost	$19	$15	$55	$68

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

  In 2009, prior to emergence from bankruptcy protection, a settlement loss of $1 million and a minimal curtailment loss were recorded in the Canadian Pension Plan due to closure of the Islington and downsizing of the Richmond Hill, Ontario, plants (Note 7). During the same period, a settlement loss of $2 million was recorded under the U.S. Pension Plan for lump-sum payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits (Cont'd)

  The Company participates in various multiemployer pension plans in the U.S. and Canada. The majority of these plans are underfunded. The defined contribution pension plan benefit cost included contributions to these multiemployer plans of $3 million for the 7 months period ended July 31, 2009 and $2 million for the 5 months period ended December 31, 2009 ($7 million in 2008 and $7 million in 2007). The Company recorded a withdrawal liability totaling $10 million in 2009 related to the anticipated partial withdrawal from a plan in which it participates. In 2008, an additional settlement charge of $10 million for multiemployer plans was recorded, of which $8 million related to restructuring charges (Note 7) and a charge of $2 million for multiemployer plans due to a plant closure in 2006. If, in the future, the Company withdraws from other plans, additional liabilities would likely need to be recorded, some of which may be material. These liabilities would be recorded in the period in which the withdrawal is made.

  Prior to emergence, the Plan of Reorganization provided for the repudiation of the non-qualified pension plans, collectively defined as "Rejected Employee Agreements". As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements agreed to participate in new non-qualified benefit plans and agreements (collectively, the "New Benefits Plan"). As a result, an amount of $32 million was recorded to recognize the unfunded liability of the New Benefits Plan, and reflected as other liabilities, in settlement of the liability for Rejected Employee Agreements which was subject to compromise. The employees that did not participate in the New Benefits Plan filed a claim against the Company prior to emergence, and management's best estimate of the amount to be disbursed was included in the LSTC prior to emergence. This change in benefits caused a plan amendment of $30 million in the Predecessor.

  The following table presents the Company's other postretirement benefit costs related to continuing operations:

		Predecessor
	Successor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Defined benefit plans
Service cost	$–	$1	$1	$1
Interest cost	2	2	4	4
Actuarial loss (gain)	4	8	(7)	(4)
Curtailment gain	–	(4)	–	–

Benefit cost before adjustments to recognize the long-term nature of the plans	6	7	(2)	1
Difference between actuarial (gain) loss recognized for the period and actual actuarial (gain) loss on accrued benefit obligation for the period	(4)	(8)	7	4
Difference between amortization of past service cost (benefit) for the period and actual plan amendments for the period	–	(1)	(2)	(2)

Total periodic benefit cost	$2	$(2)	$3	$3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.   Pension and Other Postretirement Benefits (Cont'd)

  Due to an amendment to the Canadian postretirement benefit plan, a curtailment gain of $2 million was recognized. In addition, a curtailment gain of $2 million that resulted from the closure of the Memphis, TN plant (Note 7) was recorded for U.S. postretirement benefits. The Company indefinitely suspended the employer's contributions to non-unionized U.S. employees' 401(k) and 401(a) plans.

  The weighted average assumptions used in the measurement of the Company's benefit obligations and costs are as follows:

	Pension Benefits				Postretirement Benefits
	Successor	Predecessor			Successor	Predecessor
			Year ended December 31,				Year ended December 31,
	December 31, 2009	July 31, 2009			December 31, 2009	July 31, 2009
			2008	2007			2008	2007
Accrued benefit obligations assumptions:
Discount rate	5.7%	5.8%	7.4%	6.0%	5.7%	5.8%	7.4%	6.2%
Rate of compensation increase	3.4%	3.4%	3.5%	3.4%	–	–	–	–
Benefit costs assumptions:
Discount rate	5.8%	7.4%	6.0%	5.6%	5.8%	7.4%	6.2%	5.8%
Expected return on plan assets	7.1%	7.1%	7.5%	7.5%	–	–	–	–
Rate of compensation increase	3.4%	3.4%	3.4%	3.4%	–	–	–	–

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.8% at the end of 2009 (7.8% at the end of 2008 and 8.5% at the end of 2007) and is expected to decrease gradually to 4.9% by 2014 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease
Effect on benefit obligation	$5	$(4)
Effect on service and interest costs	–	–

31.   Segmented Information

  The Company operates in the printing industry with two segments, North America and Latin America. These segments are managed separately, since they each require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges ("Adjusted EBIT"). During the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.   Segmented Information (Cont'd)

  second quarter of 2008, management modified the Corporation's reportable segments to reflect the sale of its European operations (Note 6).

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

  The following is a summary of the segmented information for the Company's continuing operations:

	North America(1)	Latin America	Other	Inter- Segment	Total
Revenues
Five months ended December 31, 2009 (Successor)	$1,222	$115	$–	$–	$1,337
Seven months ended July 31, 2009 (Predecessor)	1,603	132	–	–	1,735
2008 (Predecessor)	3,723	295	–	(1)	4,017
2007 (Predecessor)	4,374	285	1	(5)	4,655
Depreciation and amortization
Five months ended December 31, 2009 (Successor)	72	4	–	–	76
Seven months ended July 31, 2009 (Predecessor)	106	7	3	–	116
2008 (Predecessor)	227	12	1	–	240
2007 (Predecessor)	237	13	–	–	250
Impairment of assets
Five months ended December 31, 2009 (Successor)	3	–	–	–	3
Seven months ended July 31, 2009 (Predecessor)	–	–	–	–	–
2008 (Predecessor)	182	–	1	–	183
2007 (Predecessor)	187	1	–	–	188
Restructuring and other charges
Five months ended December 31, 2009 (Successor)	30	–	6	–	36
Seven months ended July 31, 2009 (Predecessor)	22	–	–	–	22
2008 (Predecessor)	56	2	1	–	59
2007 (Predecessor)	35	1	–	–	36
Goodwill impairment charge
Five months ended December 31, 2009 (Successor)	–	–	–	–	–
Seven months ended July 31, 2009 (Predecessor)	–	–	–	–	–
2008 (Predecessor)	341	–	–	–	341
2007 (Predecessor)	1,823	10	–	–	1,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.   Segmented Information (Cont'd)

	North America(1)	Latin America	Other	Inter- Segment	Total
Adjusted EBIT
Five months ended December 31, 2009 (Successor)	119	7	(9)	–	117
Seven months ended July 31, 2009 (Predecessor)	12	4	(8)	–	8
2008 (Predecessor)	109	17	(5)	–	121
2007 (Predecessor)	181	14	(25)	–	170
Operating income (loss)
Five months ended December 31, 2009 (Successor)	86	7	(15)	–	78
Seven months ended July 31, 2009 (Predecessor)	(10)	4	(8)	–	(14)
2008 (Predecessor)	(470)	15	(7)	–	(462)
2007 (Predecessor)	(1,864)	2	(25)	–	(1,887)
Additions to property, plant and equipment(2)
Five months ended December 31, 2009 (Successor)	39	2	–	–	41
Seven months ended July 31, 2009 (Predecessor)	51	5	–	–	56
2008 (Predecessor)	93	8	8	–	109
2007 (Predecessor)	251	4	66	–	321
Property, plant and equipment(2)
2009 (Successor)	1,031	81	1	–	1,113
2008 (Predecessor)	1,063	94	4	–	1,161
Total assets(2)
2009 (Successor)	2,078	266	138	–	2,482
2008 (Predecessor)	2,358	255	207	–	2,820

  (1)
  Includes revenues amounting to $222 million and $259 million for the five-month period ended December 31, 2009 and the seven-month period ended July 31, 2009 respectively ($698 million in 2008 and $857 million in 2007), property, plant and equipment amounting to $87 million ($104 million in 2008) and intangible assets amounting to $32 million (nil in 2008) for Canada.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.   Segmented Information (Cont'd)

  Revenues by print service are as follows:

			Predecessor
	Successor				Year ended December 31,
	Five months ended December 31, 2009		Seven months ended July 31, 2009
					2008		2007
Marketing Solutions	$627	47%	$742	43%	$1,867	46%	$2,279	49%
Publishing Services	566	42	810	47	1,685	42	1,842	40
Logistics, Premedia and Other	144	11	183	10	465	12	534	11

	$1,337	100%	$1,735	100%	$4,017	100%	$4,655	100%

32.   Related Party Transactions

  Predecessor

  Before the emergence from Insolvency Proceedings, Quebecor Inc. ("Quebecor"), directly and through a wholly-owned subsidiary, held 75% of the outstanding voting interests in QWI. Quebecor had the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. However, the Court exempted QWI from the requirement to hold an annual meeting of shareholders until such time as QWI emerged from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to QWI's organizational documents required Court approval. Consequently, even though Quebecor held 75% of QWI's outstanding voting interests, it was unlikely that Quebecor would be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of QWI.

  In addition, subsequent to the resignation of four Quebecor Inc. Directors from the Board of Directors of QWI on December 17, 2008, Quebecor no longer had significant influence over the affairs of QWI and therefore was no longer a related party as defined under GAAP. Accordingly all transactions between Quebecor and QWI subsequent to that event were considered third party transactions.

  Prior to that event, QWI entered into the following transactions, which were concluded and accounted for at the exchange amount with the majority shareholder and its subsidiaries:

  During the financial year ended December 31, 2008, QWI has done business with Quebecor Inc. and its subsidiaries (the "Quebecor Group"). The Company is currently involved in certain disputes with Quebecor Media Inc., a subsidiary of Quebecor, and certain other companies within the Quebecor group, regarding certain transactions that occurred in 2008 and prior years.

	Predecessor
As of December 31,	2008	2007
Companies then under common control:
Revenues	$42	$56
Selling, general and administrative expenses	20	25
Management fees billed by Quebecor Inc.	–	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.   Related Party Transactions (Cont'd)

  On October 1, 2008, as part of the review of contracts the Company repudiated a 10 year manufacturing agreement with subsidiaries of Quebecor Media Inc. that was entered into during October of 2007 for the printing of directories, representing a maximum of $12 million of purchases per year.

  As part of the Canadian claims procedure described in Note 1, QWI has received claims from the Quebecor Group, including a claim related to the repudiation indicated above. These claims were analyzed as part of the claims process described in Note 1.

  During the second quarter of 2008, QWI acquired all rights, title and interest to an aircraft previously leased by QWI from a third party and subsequently sold it to a wholly-owned subsidiary of Quebecor Media Inc. The transaction was concluded based on two independent appraisals; QWI received a cash consideration of $20 million, resulting in a gain on disposal of $10 million recorded in selling general and administrative expenses.

  In October 2007, QWI sold its participation in Nurun Inc. to Quebecor Media Inc., both companies then under common control, for a cash consideration of CA$2 million ($2 million), resulting in a gain of CA$1 million ($1 million).

  In October 2007, QWI sold a property to a company then under common control, Quebecor Media Inc., for consideration of CA$63 million ($64 million). Simultaneously, QWI entered into a long-term lease of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$44 million ($45 million) on the date of the transactions and QWI assumed a net balance of sale, including interest, of CA$7 million ($7 million) receivable in 2013. The disposal of the property generated a gain of CA$4 million ($4 million), which was written off as part of Fresh Start adjustment.

  In June 2007, a real estate property was sold to a shareholder of Quebecor for $1 million, established based on an independent estimate, resulting in a gain on disposal of $1 million which is included in selling, general and administrative expenses.

  Successor

  There were no related party transactions in the Successor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States

  The Company follows GAAP in Canada, which differ in some respects from those applicable in the United States. The Company has prepared the following reconciliation of the significant accounting differences between Canadian GAAP and GAAP in the United States ("US GAAP"), and has provided additional significant disclosures required by US GAAP and certain applicable SEC rules.

  Reconciliation of net income (loss) and earnings (loss) per share

  The application of US GAAP would have the following effects on the consolidated statements of net income (loss) as reported:

		Predecessor
	Successor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Net income (loss), as reported in the consolidated statements of income (loss) per Canadian GAAP	$21	$(175)	$(1,659)	$(2,200)
Adjustments:
Preferred shares(1)	8	2	5	10
Conversion option(2)	32	–	–	–
Warrants(3)	11	–	–	–
Call option on term loan(4)	(2)	–	–	–
Fresh start adjustments (net of tax recovery of $3)(5)	–	449	–	–
Gain on settlement of compromised debt (net of taxes of $238)(5)	–	1,701	–	–
Financial reorganization costs(5)	–	(14)	–	–
Income taxes(7)	(5)	8	11	(42)
Pension and other postretirement benefits(8)	–	(5)	(3)	–
Sale-leaseback of a property(9)	–	(4)	(8)	(1)
Inventories(10)	–	1	2	–
Loss on disposal of discontinued operations(10)	–	–	(9)	–
Reduction of a net investment in a foreign operation(11)	–	–	108	–
Convertible senior subordinated notes(12)	–	–	–	3
Accounting for derivative instruments(13)	–	–	–	6

Total adjustments to net income (loss)	44	2,138	106	(24)

Net income (loss) per US GAAP	$65	$1,963	$(1,553)	$(2,224)
Net income allocated to holders of preferred shares(1)	10	11	23	33

Net income (loss) per US GAAP available to holders of equity shares	55	1,952	(1,576)	(2,257)

Weighted average number of equity shares
outstanding (in thousands):
Basic	73,285	205,482	182,644	131,926
Diluted	86,226	220,526	182,644	131,926

Earnings (loss) per share per US GAAP:
Basic	$0.75	$9.50	$(8.63)	$(17.11)
Diluted	0.38	8.85	(8.63)	(17.11)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  Effect on consolidated balance sheets

  The application of US GAAP would have the following effects on the consolidated balance sheets, as reported:

	Successor		Predecessor
	December 31, 2009		December 31, 2008
	Canada	United States	Canada	United States
Assets
Inventories(10)	$176	$176	$234	$252
Property, plant and equipment(9)(10)	1,113	1,113	1,161	1,201
Goodwill(5)	–	174	–	–
Other assets(4)(5)(6)(8)(9)	75	139	334	189
Liabilities
Accrued liabilities(1)(7)(8)	280	284	345	352
Income and other taxes payable(7)	19	16	41	16
Long-term debt(5)(6)(9)	440	506	61	102
Other liabilities(2)(3)(7)(8)(9)	515	595	246	522
Long-term future income taxes(5)(7)	192	288	43	13
Preferred shares(1)	98	–	35	–
Shareholders' equity (deficit)
Capital stock(1)(3)(5)	628	721	1,595	1,545
Contributed surplus(2)	54	–	103	103
Retained earnings (deficit)	21	65	(3,490)	(3,383)
Accumulated other comprehensive income (loss)(1)(7)(8)(11)	6	16	237	(141)

	$709	$802	$(1,555)	$(1,876)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  Consolidated comprehensive income (loss)

  The application of US GAAP would have the following effects on the consolidated statements of comprehensive income (loss):

		Predecessor
	Successor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Comprehensive income (loss) as reported in the consolidated statements of comprehensive income per Canadian GAAP	$27	$(261)	$(1,242)	$(2,290)
Adjustments to net income (loss) as per above	44	2,138	106	(24)
Adjustments to other comprehensive income (loss):
Pension and other post-retirement benefits(8)	17	–	(176)	115
Foreign currency translation(1)(11)	–	(5)	(106)	19
Taxes(7)	(7)	–	–	(36)

Comprehensive income (loss) as per US GAAP	$81	$1,872	$(1,418)	$(2,216)

  Accumulated other comprehensive income (loss)

  The accumulated other comprehensive income (loss) for the periods ended December 31, 2009 and December 31, 2008 are as follows:

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Accumulated other comprehensive income (loss) as per Canadian GAAP	$6	$237
Adjustments:
Pension and post-retirement benefits, net of tax of 7 (2008 – $60)(8)	10	(326)
Foreign currency translation, net of tax of nil(1)(11)	–	(52)

Accumulated other comprehensive income (loss) as per US GAAP at the end of period	$16	$(141)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  Consolidated shareholders' equity (deficit)

  The application of US GAAP would have had the following effects on the statements of shareholders' equity (deficit) as at December 31, 2009 and as at December 31, 2008:

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Total consolidated shareholders' equity (deficit) as per Canadian GAAP	$709	$(1,555)
Adjustments:
Current year income adjustments (a)	44	106
Current year other comprehensive income adjustments (a)	10	(282)
Reclassification of preferred shares(1)	94	(22)
Reclassification of conversion option(2)	(54)	–
Reclassification of warrants(3)	(94)	–
Goodwill recorded at fresh start(5)	174	–
Long term future income taxes(5)	(81)	–
Cumulative prior year changes in:
Inventories(10)	–	18
Pension and post retirement benefits(8)	–	(178)
Currency translation adjustments(11)	–	54
Stock-based compensation	–	(1)
Sale leaseback of a property(9)	–	(1)
Income taxes(7)	–	(15)

Total consolidated shareholders' equity (deficit) as per US GAAP at the end of period	$802	$(1,876)

  (a)
  For 2009, these adjustments relate only to the Successor for the five-month period ended December 31, 2009.

  1.     Preferred Shares

          Class A convertible preferred shares (Successor)

    Under Canadian GAAP, the Class A convertible preferred shares issued upon emergence from creditor protection are compound financial instruments with a debt component classified as a liability and an equity component (the conversion option) classified in shareholders' equity (deficit) as contributed surplus. The debt component under Canadian GAAP is measured at amortized cost using the effective interest rate method. Under US GAAP, these preferred shares are considered to be hybrid instruments with the host component classified as permanent equity and recorded at its initial fair value of $94 million and a conversion option accounted for as a derivative instrument at fair value and included in Other liabilities (see Note 2 below for US GAAP accounting of the conversion option). As a result, dividends on preferred shares classified as liabilities which are recorded to income under Canadian GAAP are recorded to equity under US GAAP once declared by the Board of Directors. In

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

    the five months ended December 31, 2009, $8 million of dividends on preferred shares classified as liabilities under Canadian GAAP was reversed for US GAAP.

          Preferred shares (Predecessor)

    Prior to July 31, 2009, under Canadian GAAP, the Series 4 and Series 5 Cumulative Redeemable First Preferred Shares are presented as liabilities in the balance sheet. Under US GAAP, these preferred shares are classified as permanent equity. As a result, dividends on preferred shares classified as liabilities which are recorded through income under Canadian GAAP are recorded through equity under US GAAP, and amounted to $2 million for the seven-month period ended July 31, 2009, $5 million for the year ended December 31, 2008, and $10 million for the year ended December 31, 2007.

  2.     Conversion option

    As previously noted, the Class A convertible preferred shares are compound financial instruments under Canadian GAAP and the conversion option is recorded in equity as contributed surplus at its initial fair value of $54 million. The conversion option is not subsequently remeasured.

    Under US GAAP, the conversion option is accounted for as an embedded derivative. The conversion option is remeasured to fair value each period with changes in fair value recorded as part of financial expenses under US GAAP. In the five months ended December 31, 2009, the Company recorded a gain of $32 million to record the change in fair value of the embedded conversion option. The fair value of the embedded conversion option of $22 million is presented in Other liabilities.

  3.     Warrants

    Under Canadian GAAP, the warrants are recorded in shareholders' equity (deficit) at their initial fair value of $94 million. Under US GAAP, the warrants are considered to be freestanding derivatives instruments. The warrants are remeasured to fair value each period with changes in fair value recorded as part of financial expenses under US GAAP. In the five months ended December 31, 2009, the Company recorded a gain of $11 million to record the change in fair value of the warrants. The fair value of the warrants as at December 31, 2009 of $83 million is presented in Other liabilities under US GAAP.

  4.     Call option on term loan

    Under Canadian GAAP, the call option on the term loan is considered to be an embedded derivative that is not closely related to the host debt contract and is therefore accounted for as a derivative instrument and included in Other assets. Under US GAAP, the option is an embedded derivative but is considered clearly and closely related to the debt host and is therefore not accounted for separately. Under Canadian GAAP, the embedded call option is remeasured to fair value each period with changes in fair value recorded as part of financial expenses. In the five months ended December 31, 2009, $2 million of income representing the change in fair value of the call option on the term loan under Canadian GAAP was reversed for US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  5.     Fresh Start

    See Note 1 for a detailed description of the impact of Fresh-start accounting under Canadian GAAP.

    Upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are re-valued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. For both Canadian and US GAAP, it was determined that the Successor's reorganization value was $1.5 billion as at July 31, 2009. The reorganization value represents the fair value of the entity and approximates the amount a willing buyer would pay for the assets of the entity immediately after the plan of arrangement.

    Under Canadian GAAP, the difference between the fair value of the Successor's equity over the fair value of the identifiable assets and liabilities is charged to capital stock. Under US GAAP this difference is recognized as goodwill. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount. As a result, $174 million has been recorded as goodwill under US GAAP.

    Under Canadian GAAP the effect of the fresh start adjustments and the settlement of liabilities subject to compromise ("LSTC") are accounted for as capital transactions. Under US GAAP, these items are reflected in the Predecessor's consolidated Statement of income (loss).

    Under Canadian GAAP, costs such as success fees, directly incurred in effecting a financial reorganization are accounted for as capital transactions. Under US GAAP, such costs are expensed and reported as financial reorganization costs in the Predecessor's consolidated Statement of income (loss).

    Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and against which a valuation allowance is recorded, will be recognized first to reduce to zero any remaining intangible assets (on a pro-rata basis) that were recorded under fresh start accounting, with any remaining amount as a credit to shareholders' equity (deficit). Under US GAAP, the unrecognized benefit of future income tax assets that existed at fresh start will be recognized first to reduce any goodwill and then other intangibles to zero, with any remaining amount taken to income.

          Plan of Reorganization:

    Under US GAAP, the gain on settlement of LSTC, net of income taxes of $238 million, amounted to $1,701 million and, along with success fees of $14 million, was included in the Predecessor's consolidated Statement of income (loss).

          Exit Financing:

    Under US GAAP, the transaction fees and debt financing costs of $76 million which were reflected as a reduction to the face value of the exit facility at the Fresh-start Date under Canadian GAAP, are recorded as a deferred asset and included in Other assets. The net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

    carrying value of the exit facility is amortized to its face value using the effective interest rate method.

          Fresh Start Adjustments:

    Fresh start accounting adjustments were recorded to reflect the fair values of assets and liabilities and the elimination of the contributed surplus and deficit. In the Predecessor, this resulted in a gain of $449 million reported in the consolidated Statement of income (loss) under US GAAP.

    US GAAP requires recognition of a deferred tax liability on the difference between the accounting basis of an investment in a domestic subsidiary and its tax basis, commonly referred to as an "outside basis difference". If the outside basis difference in a domestic subsidiary can be recovered tax-free under applicable tax law and the Company expects to avail itself of such law, the outside basis difference is not recorded since taxes are not expected to be paid upon its reversal. As a result of the settlement of LSTC as at the Fresh-start Date, the Company has determined that it cannot recover the outside basis difference in certain of its domestic subsidiaries in a tax-free manner. As such, a deferred tax liability of $81 million was recorded as a fresh start adjustment. This deferred tax liability will be re-evaluated at subsequent reporting dates. Under Canadian GAAP, this deferred tax liability is not recognized.

    The effect of the Plan and other transactions on the Predecessor's consolidated balance sheet under US GAAP, as of July 31, 2009, is outlined in the table below:

	UNITED STATES GAAP
	Predecessor July 31, 2009	Plan of Reorganization	Exit Financing	Fresh Start	Successor July 31, 2009
Assets
Current assets:
Cash and cash equivalents	$293	$(104)	$(124)	$–	$65
Accounts receivable	485	(23)	–	(11)	451
Inventories	208	–	–	(13)	195
Income taxes receivable	33	(26)	–	–	7
Future income taxes	9	9	–	(4)	14
Prepaid expenses and deposits	61	5	–	(1)	65

Total current assets	1,089	(139)	(124)	(29)	797
Property, plant and equipment	1,165	9	–	(48)	1,126
Intangible assets	–	–	–	389	389
Goodwill	–	–	–	174	174
Restricted cash	93	(33)	–	–	60
Future income taxes	16	5	–	–	21
Other assets	189	(4)	76	(104)	157

Total assets	$2,552	$(162)	$(48)	$382	$2,724

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

	UNITED STATES GAAP
	Predecessor July 31, 2009	Plan of Reorganization	Exit Financing	Fresh Start	Successor July 31, 2009
Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Bank indebtedness	$2	$–	$–	$–	$2
Trade payables	91	(3)	–	–	88
Accrued liabilities	298	(6)	–	(17)	275
Amounts owing in satisfaction of bankruptcy claims	–	48	–	–	48
Income and other taxes payable	19	(6)	–	1	14
Current portion of long term debt	13	–	–	–	13
Current portion of liabilities subject to compromise	166	(166)	–	–	–

Total current liabilities	589	(133)	–	(16)	440
Liabilities subject to compromise	2,924	(2,924)	–	–	–
DIP Financing	587	–	(587)	–	–
Long-term debt	105	6	–	(45)	66
Exit Financing	–	–	539	–	539
Unsecured notes	–	43	–	–	43
Other liabilities	481	183	–	1	665
Future income taxes	2	255	–	(7)	250
Shareholders' equity (deficit):
Capital stock – predecessor	1,545	–	–	(1,545)	–
Capital stock – successor	–	721	–	–	721
Contributed surplus	107	–	–	(107)	–
Retained earnings (deficit)	(3,556)	1,687	–	1,869	–
Accumulated other comprehensive income (loss)	(232)	–	–	232	–

	(2,136)	2,408	–	449	721

Total liabilities and shareholders' equity (deficit)	$2,552	$(162)	$(48)	$382	$2,724

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  6.     Debt financing costs

    As described above, under US GAAP, transaction fees and debt financing costs are capitalized as an asset and amortized over the term of the debt. Canadian GAAP requires these fees to be deducted from the amortized cost of the debt. At December 31, 2009, debt financing costs of $66 million, which are recorded as a reduction of long-term debt for Canadian GAAP purposes, were classified as Other assets in the US GAAP consolidated balance sheet.

  7.     Income taxes

    Adjustments in the consolidated statement of income (loss) represent the tax impact of differences between Canadian GAAP and US GAAP. In addition, as previously described in note 5 above, under US GAAP the Company has recorded a deferred tax liability for the outside basis differences in certain domestic subsidiaries, as of the Fresh-start Date, which is then re-evaluated at each reporting date. Any change in the re-evaluated amount is recorded as an income tax expense (recovery) under US GAAP. These adjustments totalled an expense of $5 million for the five-month period ended December 31, 2009, a recovery of $8 million for the seven-month period ended July 31, 2009, a recovery of $11 million for the year ended December 30, 2008 and an expense of $42 million for the year ended December 31, 2007.

    Under US GAAP, FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

    Under Canadian GAAP, current and long-term tax reserves on income and non-income based taxes are recorded under income tax payable and future tax liabilities, respectively. Under US GAAP, the liability for unrecognized benefits is not combined with deferred tax liabilities or assets.

    As at the Fresh-start Date, the Company adopted the related US GAAP guidance in accounting for tax uncertainties as permitted under Canadian GAAP and therefore any differences with respect to accounting for tax uncertainties were eliminated at the Fresh-start Date.

  8.     Pension and postretirement plans

    US GAAP requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive income (loss) at each measurement date.

    Under Canadian GAAP, a company is not required to recognize the over- or unfunded positions. However, upon the adoption of fresh start accounting, the Company recognized the unfunded position under Canadian GAAP since it represented the fair value of the plan as at July 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

    In 2008, $25 million of unfunded pension liabilities related to European operations was reversed in other comprehensive income (loss) upon the sale of these operations.

    Furthermore, on January 1, 2008, the Company adopted FASB Statement No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", in relation to changes to the date of measurement for defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year end statement of financial position. The Company elected to use the Alternative method of transition, which resulted in a change of measurement date from September 30, 2008 to December 31, 2008 and corresponding adjustments to net income (loss) of $3 million and deficit of $4 million, which reflect the additional net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2007 and January 1, 2008 (the date of adoption). This change also resulted in a decrease to income of $5 million for the seven-month period ended July 31, 2009 compared to Canadian GAAP. Under Canadian GAAP the Company changed its measurement date from September 30 to December 31 upon adoption of Fresh-start accounting on July 31, 2009.

    In addition to the change in measurement date, the Company changed the discount rate as at December 31, 2008 to 6.1% from 7.4% at September 30, 2008, the decline reflecting current market conditions at that time, resulting in a negative impact to accumulated other comprehensive income (loss) of $186 million.

  9.     Sale-leaseback transactions

    For Canadian GAAP purposes, the Company entered into a transaction in 2007 whereby it sold assets which it subsequently leased back from the buyer, which was then a company under common control. The lease has been treated as an operating lease and the gain was deferred and amortized over the lease term. Under US GAAP, any form of continuing involvement with the property, other than a normal leaseback, precludes the recognition of a sale and results in accounting for the transaction as a financing and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met. Due to such continuing involvement, the gain that was deferred under Canadian GAAP at the date of a sale and leaseback transaction was reversed under US GAAP. The difference in the Predecessor's retained earnings and net income is comprised of the amortization related to reinstated property and imputed interest calculated on the borrowing recorded under US GAAP as compared to lease payments recognized under Canadian GAAP. The net difference was a decrease to income under US GAAP of $4 million in the seven-month period ended July 31, 2009, $8 million for the year ended December 31, 2008 and $1 million for the year ended December 31, 2007. Upon adoption of fresh start accounting, the lease was recorded at fair value for both Canadian and US GAAP. Accordingly, the difference in accounting for this transaction has been eliminated subsequent to the Fresh-start Date.

  10.   Inventories

    For Canadian GAAP purposes, effective January 1, 2008 the Company adopted CICA Handbook Section 3031, Inventories, resulting in adjustments to the measurement and allocation of the cost of inventories. Under US GAAP, no changes regarding the recognition

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

    and measurement of inventories took place. The increase to income was $1 million for the seven-month period ended July 31, 2009 and $2 million for the year ended December 31, 2008. In addition, an amount of $9 million of the adjustment under US GAAP was related to the European segment at the time of its disposal in 2008. Upon adoption of Fresh-start accounting, the Company no longer has a difference between Canadian and US GAAP in its accounting for inventories.

  11.   Reduction of a net investment in a foreign operation

    Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under US GAAP, a gain or loss is recognized in income in the case of a substantial or complete liquidation, a sale or partial sale of a net investment in a foreign operation. This difference resulted in an adjustment to net income of $108 million for the year ended December 31, 2008.

  12.   Convertible senior subordinated notes

    Under Canadian GAAP, the equity component of the Predecessor's convertible notes is recorded under shareholders' equity as contributed surplus. The difference between the carrying amount of the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under US GAAP, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain of $3 million on repurchase is recorded through income in the period of extinguishment. In June 2007, the Company redeemed all of its outstanding convertible senior subordinated notes. As a result, the convertible feature portion which was previously reported as contributed surplus is reported to retained earnings for Canadian GAAP.

  13.   Accounting for derivative instruments

    Prior to 2008, certain embedded derivatives, such as early prepayment options included in some of the Company's borrowing agreements, did not meet the criteria to be considered closely related to their host contracts and were required to be recorded separately at their fair values with changes recognized to earnings, for GAAP in Canada. Under US GAAP, these embedded derivatives were considered to be clearly and closely related to the underlying debt and changes to their fair values were not recorded to earnings. This resulted in an addition to net income of $6 million in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  14.   Share issue costs

    Under US GAAP, share issue costs are deducted from the proceeds of the capital stock issued. Under Canadian GAAP, share issue costs are included in the Retained earnings in the year in which they are incurred.

  15.   Statements of cash flow

    The adjustments to comply with US GAAP, with respect to the periods ended December 31, 2009, July 31, 2009, and December 31, 2008 and 2007 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities and cash used in investing activities.

  Recent Accounting Pronouncements

  In February 2008, the FASB issued Staff Position (FSP) FAS 157-2, which is now codified as FASB ASC 820-10-65 "Effective Date of FASB Statement No. 157, "Fair Value Measurements" " (which is now codified as ASC 820), which defers the implementation for the non-recurring financial assets and liabilities from fiscal years beginning after November 15, 2007 to fiscal years beginning after November 15, 2008. The provisions of ASC 820 are applied prospectively. The statement provisions effective as of January 1, 2008, did not have a material effect on the Company's financial position and results of operations. The adoption as of January 1, 2009 of the remaining provisions did not have a material effect on the Company's financial position and results of operations.

  In June 2008, the FASB ratified EITF 07-05, which is now codified as ASC 815-40-25 "Derivative and Hedging, Contracts in Entity's Own Equity, Recognition" which clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock. The Company adopted ASC 815-40-25 as of January 1, 2009, which did not have a material effect on the Company's financial position and results of operations, except for the determination of the classification of the warrants issued upon Fresh-start.

  In July 2009, the FASB issued SFAS No. 168, which is now codified as FASB ASC 105 "Generally Accepted Accounting Principles" ("ASC 105"). ASC 105 establishes the FASB Accounting Standards Codification as the single source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of ASC 105 on September 30, 2009. The adoption of ASC 105 did not have an impact on the Company's results of operations and financial condition.

  Effective January 1, 2009, the Company adopted SFAS No. 141(R) which replaces SFAS No. 141, "Business Combinations". SFAS No. 141(R), which is now codified as FASB ASC 805 "Business Combinations", retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  liabilities assumed, any non-controlling (minority) interests in an acquiree and any goodwill acquired in a business combination or gain recognized from a bargain purchase. The adoption of ASC 805 did not have a material effect on the Company's financial position and results of operations except as it relates to its use in allocating fair values to assets and liabilities at the Fresh-start Date, as described in note 5 above.

  Effective January 1, 2009, the Company adopted SFAS 142-3, "Determination of Useful Life of Intangible Assets", which is now codified as ASC 350-30, "Intangibles – Goodwill and Other, General Intangibles Other than Goodwill". ASC 350-30 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, "Intangibles – Goodwill and Other". ASC 350-30 also requires expanded disclosure regarding the determination of intangible asset useful lives. ASC 350-30 is effective for fiscal years beginning after December 15, 2008. Earlier adoption was not permitted. The adoption of ASC 350-30 did not have a material impact on the consolidated financial position, results of operations or cash flows, except as it relates to its use in determining the useful life of the intangible assets recorded at the Fresh-start Date.

  In April 2009, the FASB issued FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", which is now codified as ASC Topic 820-10-65-4. This standard provides additional guidance for estimating fair value in accordance with SFAS No. 157, "Fair Value Measurements" (ASC Topic 820), when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. ASC Topic 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this standard effective January 1, 2009 and the guidance was considered in the valuation of the warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments", which is now codified as ASC Topic 825-10-65-1. This standard amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", which is now codified as ASC Topic 825, to require disclosures about fair value of financial instruments for interim and annual reporting periods. The Company adopted this standard effective January 1, 2009 and the implementation of this standard did not have a material effect on the Company's financial statements.

  Effective August 1, 2009, the Company adopted SFAS No. 165, "Subsequent Events" which is now codified as FASB ASC 855 "Subsequent Events". The current guidance is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued. In general, a SEC filer is required to evaluate events to the date the financial statements are issued. As amended by FASB ASC 2010-09 dated February 2010, a SEC filer is not required to disclose the date through which subsequent events have been evaluated to alleviate potential conflicts with SEC requirements.

  Other additional disclosures

  1.     Income Taxes

    A reconciliation of the change in gross unrecognized tax benefits ("UTBs") balance from January 1, 2008 to July 31, 2009 is as follows, including accrued interest and penalties:

	Predecessor
	July 31, 2009	December 31, 2008
Balance, beginning of period	$81	$46
Additions to tax postions related to the current year	34	51
Additions to tax postions related to the prior year	12	2
Reductions for tax postions related to the prior year	–	(5)
Settlements with tax authorities	–	(9)
Lapse of applicable statues of limitations	–	(2)
Variation in foreign exchange	–	(2)

Gross UTBs	127	81
Adjustments to reflect net reporting (a)	(75)	(46)

Balance of UTBs, end of period	$52	$35

    (a)
    The adjusments reflect the amount of UTBs that do not meet the asset recognition criteria

    As of December 31, 2008, accrued interest and penalties were $6 million and $1 million respectively, of which $1 million were recognized in the year then ended.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  2.     Pension and Other Postretirement Benefits

          Components of net periodic benefit cost of pension and other postretirement benefits

		Predecessor
	Successor
			Year ended December 31,
	Five months ended December 31, 2009	Seven months ended July 31, 2009
			2008	2007
Current service cost	$2	$3	$8	$12
Interest cost	21	31	54	54
Expected return on assets	(14)	(26)	(49)	(49)

	9	8	13	17
Amortization of:
Net prior service credit	–	–	–	(1)
Net loss	–	6	8	13

Total amortization	–	6	8	12

Net periodic benefit cost of defined benefit plans	9	14	21	29
Curtailment/settlement loss (gain)	–	(1)	3	13
Defined contribution plans	12	5	37	29

Net periodic benefit cost	$21	$18	$61	$71

    The following table is based on a December 31 measurement date. The table provides a reconciliation of the changes in the plan's benefit obligations and fair value of plan assets for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

    the five months ended December 31, 2009, the seven months ended July 31, 2009 and the fiscal year ended December 31, 2008.

	Pension Benefits				Postretirement Benefits
	Successor	Predecessor		Successor	Predecessor
	December 31, 2009	July 31, 2009	December 31, 2008	December 31, 2009	July 31, 2009	December 31, 2008
Changes in benefit obligations
Benefit obligation, beginning of period	$895	$818	$999	$60	$59	$62
Service cost	2	3	7	–	1	1
Interest cost	21	29	51	2	2	4
Plan participants' contributions	1	1	4		1	2
Plan amendments	–	(30)	–	–	(2)	–
Divestitures	–	–	(115)	–	–	–
Curtailment gain	–	–	(1)	–	(2)	–
Actuarial loss (gain)	13	69	(24)	4	3	(2)
Benefits paid	(22)	(23)	(63)	(2)	(3)	(6)
Elimination of early measurement date	–	–	15	–	–	1
Foreign currency changes	7	28	(55)	–	1	(3)

Benefit obligation, end of period	$917	$895	$818	$64	$60	$59

Changes in plan assets
Fair value of plan assets, beginning of period	$558	$493	$795	$–	$–	$–
Actual return on plan assets	50	50	(176)	–	–	–
Employer contributions	7	15	49	2	2	5
Plan participants' contributions	1	1	4	–	1	2
Divestitures	–	–	(73)	–	–	–
Benefits paid	(22)	(23)	(63)	(2)	(3)	(7)
Foreign currency changes	5	22	(43)	–	–	–

Fair value of plan assets, end of period	$599	$558	$493	$–	$–	$–

Funded status	$(318)	$(337)	$(325)	$(64)	$(60)	$(59)

    The funded status at December 31, 2009 included in accrued liabilities and other liabilities is $3 million and $315 million, respectively, for pension benefits ($4 million and $321 million as at December 31, 2008) and $5 million and $59 million, respectively, for postretirement benefits ($4 million and $55 million at December 31, 2008).

    The accumulated benefit obligation for pension benefits and postretirement benefits is $902 million and $64 million, respectively as at December 31, 2009 ($803 million and $59 million, respectively as at December 31, 2008).

    As at December 31, 2009 and 2008 none of the plans was fully funded under US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

    As at December 31, 2009 and 2008, accumulated other comprehensive income (loss) includes the following amounts that have not yet been recognized in net periodic benefit cost.

	Pension
	Net actuarial loss	Net prior service cost	Net transitional asset	Total
Predecessor
Balance, December 31, 2007	$(207)	$(14)	$2	$(219)

Recognized in comprehensive income during the year	(178)	4	(2)	(176)

Balance, December 31, 2008	(385)	(10)	–	(395)
Eliminated on Fresh-start Date	385	10	–	395
Successor

Balance, August 1, 2009	–	–	–	–

Recognized in comprehensive income during the five-month period	(21)	–	–	(21)

Balance, end of year	$(21)	$–	$–	$(21)

	Other Postretirement Benefits
	Net actuarial loss	Net prior service cost	Total
Predecessor
Balance, December 31, 2007	$(3)	$12	$9

Recognized in comprehensive income during the year	3	(3)	–

Balance, December 31, 2008	–	9	9
Eliminated on Fresh-start Date	–	(9)	(9)
Successor

Balance, August 1, 2009	–	–	–

Recognized in comprehensive income during the five-month period	4	–	4

Balance, end of year	$4	$–	$4

    The net actuarial loss, net prior service (costs) credit and net transitional asset included in accumulated other comprehensive income and expected to be recognized in net period benefit cost during the fiscal year ending December 31, 2010 for the Company's pension and postretirement plans is nil.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  3.     Fair Value Measurements

    Financial assets and liabilities fair valued on a recurring basis:

	Fair Value Measurements at December 31, 2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$36	$36	$–	$–

Liabilities
Warrants (a)	$83	$–	$83	$–
Conversion option on preferred shares (b)	22	–	–	22

    a.
    The fair value of the warrants was initially estimated using a Black-Scholes option pricing model using the following significant inputs as at the Fresh-start date:

Risk-free interest rate	2.9%
Implied volatility	23.5%
Dividend yield	Nil
Expected life	5 years

      Also included in the determination of the fair value of the warrants at inception were estimates for probabilities of the common share price reaching the barrier levels and the probability of a change of control event occurring.

      As at December 31, 2009, the fair value of the warrants was based on prices quoted for the warrants on the Toronto Stock Exchange.

    b.
    The fair value of the conversion option related to the class A convertible preferred shares was estimated using a convertible bond valuation model using the following significant inputs as of December 31, 2009:

Implied volatility	23.5%
Dividend yield	Nil

      Also included in the determination of the fair value of this conversion option are estimates for the expected life of the preferred shares, probability of exercise of the options and a credit spread derived from the Company's credit spread on other financing arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

      A reconciliation of the beginning and ending balance of the fair value measurements using significant unobservable inputs (Level 3) was as follows:

	Conversion Option	Warrants	Total
Beginning balance, Fresh-start Date	$54	$94	$148
Total gains included in earnings (all unrealized)	(32)	(11)	(43)
Transfers out of Level 3	–	(83)	(83)

	22	–	22

Total gains included in earnings attributable to change in unrealized gains relating to liabilities still held at reporting date	$(32)	$(11)	$(43)

    The fair value measurements of financial liabilities using significant unobservable inputs (level 3) are inherently subject to uncertainties outside of management's control. The estimates and assumptions used are based on management's best estimates which management believes to be reasonable in the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Changes in estimates and assumptions are reflected in the financial statements in the periods in which the changes are made.

  4.     Goodwill

    The changes in the carrying amount of goodwill for the year ended December 31, 2009, are as follows:

	North America	Latin America	Total
Balance as of January 1, 2009	$2,164	$10	$2,174
Accumulated impairment losses	(2,164)	(10)	(2,174)

	–	–	–

Goodwill recognized on Fresh-start Date	157	17	174

Accumulated impairment losses	–	–	–

Balance as of December 31, 2009	$157	$17	$174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.   Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont'd)

  5.     Earnings per Share

Successor
Five months ended December 31, 2009
Basic
Net income from continuing operations	$65
Dividends on preferred shares	10

Net income from continuing operations available to holders of equity shares	$55

Basic weighted-average number of equity shares outstanding (in thousands)	73,285
Earnings per share:
Basic	$0.75

Diluted
Net income from continuing operations available to holders of equity shares	$55
Impact of conversion option on preferred shares	(32)
Dividend on preferred shares	10

Net income from continuing operations available to holders of equity shares assuming conversion	$33

Basic weighted-average number of equity shares outstanding (in thousands)	73,285
Additional shares assuming conversion of preferred shares	12,941

Diluted weighted-average number of equity shares outstanding (in thousands)	86,226

Diluted earnings per share:	$0.38

  Future accounting standards

  In December 2009, the FASB ratified Accounting Standards Update ("ASU") 2009-13 ("ASU 2009-13") (previously Emerging Issues Task Force ("EITF") Issue No. 08-1, "Revenue Arrangements with Multiple Deliverables" ("EITF 08-1")). ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. The Company is currently evaluating the potential impact, if any, of the adoption of ASU 2009-13 on its consolidated financial statements.

34.   Subsequent Events

  (a)
  On January 25, 2010, the Company and Quad/Graphics, Inc. entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34.   Subsequent Events (Cont'd)

    therein, the Company will amalgamate with a subsidiary of Quad/Graphics, Inc. as part of a statutory arrangement under Canadian law. The transaction is expected to close in the summer of 2010. Under the terms of the agreement, upon completion of the transaction, the Company's shareholders will receive approximately 40 percent of the outstanding common stock of Quad/Graphics, Inc. and shareholders of Quad/Graphics Inc. will hold approximately 60 percent of the outstanding common stock of Quad/Graphics, Inc. Quad/Graphics, Inc. will also provide at least $93.3 million to fund the purchase of any Warrants not converted to Common Shares at closing, to fund redemptions of or payments due on any other equity securities not converted to Common Shares at closing and to pay any permitted dividends on the Company's stock prior to the closing. If less than $93.3 million is needed to make such purchases, redemptions and payments, the remainder will be distributed to the Company's Common Shareholders in cash. The completion of the transaction is subject to customary closing conditions, including among other things, shareholder approvals and regulatory approvals.

    Quad/Graphics, Inc. and the Company each have agreed not to solicit any alternative acquisition proposals, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The arrangement agreement also provides for the payment of a $40 million termination fee to either party or the reimbursement for up to $20 million out-of-pocket expenses of the other party relating to the transaction if the agreement is terminated under certain circumstances.

  (b)
  On February 5, 2010, the Company paid dividends of $5 million to holders of the Preferred shares.

World Color Press Inc.
(Formerly Quebecor World Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2009

INCLUDING THE SEVEN MONTHS ENDED JULY 31, 2009 FOR THE PREDECESSOR AND THE FIVE MONTHS
ENDED DECEMBER 31, 2009 FOR THE SUCCESSOR

Introduction

The following is a discussion of the consolidated financial condition and results of operations of World Color Press Inc. ("we", "us", "our", the "Company", the "Successor" or "Worldcolor"), the successor company of Quebecor World Inc. ("QWI" or the "Predecessor") for the years ended December 31, 2009 and 2008, and for the three month periods then ended, and it should be read together with the Company's consolidated financial statements. All references made to "Notes" in the Management's Discussion and Analysis ("MD&A") correspond to the Notes to the consolidated financial statements for the year ended December 31, 2009, which include the seven months ended July 31, 2009 for the predecessor and the five months ended December 31, 2009 for the successor (see "Presentation of financial information and combined financial results"). The consolidated financial statements and this MD&A have been reviewed and approved by the Company's Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this MD&A. Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

A detailed discussion on the Company's risks and uncertainties can be found in the Company's public filings, including the Annual Information Form, available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov and on our website at www.worldcolor.com.

Highlights

Financial

  Fiscal Year ended December 31, 2009

  •
  Combined consolidated operating revenues were $3,072 million, a 24% decrease compared to $4,017 million in 2008;

  •
  Adjusted EBITDA decreased to $329 million compared to $379 million in 2008, mostly due to the lower volumes largely offset by a number of initiatives designed to help reverse the negative volume trend; and

  •
  Free cash flow of $124 million compared to $50 million in 2008.

  Three Months ended December 31, 2009

  •
  Consolidated operating revenues were $848 million, a 18% decrease compared to $1,033 million in the fourth quarter of 2008;

  •
  Adjusted EBITDA increased to $132 million compared to $118 million in the fourth quarter of 2008, a result of the Company putting in place a number of initiatives designed to help reverse the negative impact of the drop in volume; and

  •
  Free cash flow of $79 million compared to an outflow of $39 million in 2008.

Customers

  •
  During the year, Worldcolor announced that the following contracts with significant customers were renewed or signed: ABA Publishing, Boardroom, CVS Caremark, Forbes Magazines, Macmillan, Newsweek Budget Travel, Pace Communications, Rodale, Schofield Media Group and USA Weekend;

  •
  Worldcolor won 34 Gold Ink Awards in the annual printing competition sponsored by Publishing Executive, Printing Impressions and Book Business magazines; and

3

  •
  Worldcolor received the 2008 Exceptional Customer Service Supplier of the Year Award from Walmart.

Other

  •
  On July 21, 2009, QWI emerged from bankruptcy protection, was renamed and began operating as Worldcolor;

  •
  Worldcolor's Common Shares and Series I and II Warrants were listed on the Toronto Stock Exchange (TSX) on August 26, 2009;

  •
  On September 17, 2009, Worldcolor introduced its new logo, go to market identity and brand promise which encapsulates Worldcolor's message to customers: "Worldcolor is the partner of choice for reaching your target audience through print and electronic communications"; and

  •
  The following senior management appointments were made during the third quarter of 2009:

  •
  Mark A. Angelson as Chairman and Chief Executive Officer;

  •
  Andrew P. Hines as Executive Vice President and Chief Financial Officer;

  •
  John V. Howard as Executive Vice President, Chief Legal Officer;

  •
  Robert L. Sell as Executive Vice President, Chief Information Officer;

  •
  Ben Schwartz to Executive Vice President, Human Resources;

  •
  Daniel J. Scapin as President of Logistics and Premedia business group in the U.S.;

  •
  Lorien O. Gallo as Senior Vice President, Office of the Chairman; and

  •
  Jo-Ann Longworth to Senior Vice President, Chief Accounting Officer.

  •
  On November 24, 2009, the Marketing Solutions Group, the Publishing Services Group and our Canadian manufacturing operations were joined into one operational entity. This new structure is designed to streamline our operations to better serve our customers and to optimize the cost structure of our North American business; and

  •
  On January 25, 2010, the Company and Quad/Graphics, Inc. entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with a subsidiary of Quad/Graphics, Inc. as part of a statutory arrangement under Canadian law. The transaction is expected to close in the summer of 2010, subject to certain regulatory approvals and other closing conditions (see "Subsequent events" section 8).

Presentation of financial information and combined financial results

As described in Note 1 to the 2009 annual consolidated financial statements, on January 21, 2008 (the "Filing Date"), QWI obtained an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") for itself and for 53 U.S. subsidiaries (the "U.S. Subsidiaries" and, collectively with QWI, the "Applicants"). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"). The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the "Insolvency Proceedings".

On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the "Plan") under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan

was implemented following various transactions that were completed on July 21, 2009 (the "Effective Date"). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as Worldcolor on the Effective Date.

The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company has elected to adopt fresh start accounting and account for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor's new capital stock, as if such events had occurred on July 31, 2009 (the "Fresh-start Date"). Due to our adoption of fresh start accounting, the accompanying consolidated statement of income (loss) includes the results of operations for (i) the seven months ended July 31, 2009 of the Predecessor and (ii) the five months ended December 31, 2009 of the Successor. Therefore, for the purpose of the management's discussion and analysis of the results of operations, we combined the period and year-to-date results of operations of the Predecessor and the Successor. The resulting combined results of operations for the three months ended September 30, 2009 and twelve months ended December 31, 2009 are then compared to the corresponding periods in the prior year.

We believe the combined results of operations, specifically revenues, EBITDA and operating income for the twelve months ended December 31, 2009 provide management and investors with a more meaningful perspective on Worldcolor's ongoing financial and operational performance and trends than if we did not combine the results of operations of the Predecessor and the Successor in this manner. Similarly, we combined the operations of the Predecessor and the Successor when discussing our sources and uses of cash for the twelve months ended December 31, 2009. Nevertheless, the application of fresh start accounting results in the financial statements of the Successor may not be comparable to the Predecessor in many respects (see "Risks factors" section in our Annual Information Form).

The consolidated financial statements included in this MD&A have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). For a discussion of the significant differences between Canadian GAAP and U.S. GAAP, see Note 33.

In this MD&A the Company uses certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess its financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA, Adjusted EBIT, and free cash flow. The Company uses such non-GAAP financial measures because the Company believes that they are meaningful measures of its performance. The Company's method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this MD&A may not be comparable to other similarly titled measures disclosed by other companies. These non-GAAP measures are intended to provide additional information on the performance of the Company and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Numerical reconciliations are provided in Figures 5, 6, 7 and 8.

Since the Effective Date, the Company's reporting currency and its functional currency is the U.S. dollar.

Forward-looking statements

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements as fully described in our Annual Information Form for the year ended December 31, 2009 section "Forward Looking Statements".

5

Unless mentioned otherwise, the forward-looking statements in this MD&A reflect the Company's expectations as of March 1, 2010, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

1.     Creditor protection and the plan of reorganization

  Background and Overview

  As described in Note 1 to the 2009 annual consolidated financial statements, on January 21, 2008, QWI obtained an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") for itself and for 53 U.S. subsidiaries (the "U.S. Subsidiaries" and, collectively with QWI, the "Applicants"). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"). The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the "Insolvency Proceedings". QWI's Latin American subsidiaries were not subject to the Insolvency Proceedings. During the Insolvency Proceedings, the Applicants continued to operate under the protection of the relevant courts.

  On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the "Plan") under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the "Effective Date"). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as Worldcolor on the Effective Date.

  The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009 in accordance with Section 1625 "Comprehensive Revaluation of Assets and Liabilities" of The Canadian Institute of Chartered Accountants Handbook ("CICA Handbook"). Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity's reorganization value of $1.5 billion to its assets and liabilities in a manner consistent with Section 1581 "Business Combinations" of the CICA Handbook. The excess reorganization value over the fair value of tangible and identifiable intangible assets and liabilities has been recorded as a reduction to capital stock in the consolidated balance sheet. Future income taxes, at the Fresh-start Date, have been determined in conformity with section 3465 "Income Taxes" of the CICA Handbook. For additional information regarding the impact of fresh start accounting, see "Fresh-start Consolidated Balance Sheet" below. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company elected to adopt fresh start accounting for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor's new capital stock, as if such events had occurred on the Fresh-start Date. The Company evaluated the activity between July 22, 2009 and July 31, 2009 and, based upon the immateriality of such activity, concluded that the use of July 31, 2009 to reflect the fresh start accounting adjustments was appropriate for financial reporting purposes. The use of the July 31, 2009 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

  Another part of the Company's restructuring activities was the sale of its European operations to a subsidiary of Hombergh Holdings B.V. ("HHBV"), since renamed CirclePrinters Holding B.V., a Netherlands-based investment group. On June 17, 2008, the Quebec Superior Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement of sale, the Company received €52.2 million in cash at closing. HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to the Company. The sale was made substantially on an "as is, where is" basis (Note 6).

1.     Creditor protection and the plan of reorganization (Cont'd)

  Plan of Reorganization

  Following implementation of the Plan, Worldcolor reorganized its capital structure and issued (or will issue) the following securities in exchange for $3.1 billion of Liabilities Subject to Compromise ("LSTC"):

  •
  New unsecured notes to be issued in the estimated aggregate principal amount of $43 million;

  •
  12,500,000 new convertible Class A preferred shares;

  •
  73,285,000 new common shares; and

  •
  10,723,019 Series I warrants and 10,723,019 Series II warrants.

  In accordance with the terms of the Plan, the common shares, the preferred shares and the Series I and Series II warrants were issued in escrow as of the Effective Date pending the resolution of claims. Subsequently, a portion of the securities has been released from escrow (Note 22). These transactions are considered non-cash transactions for cash flow purposes.

  In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of the Predecessor's senior secured debt, all of which were paid on the Effective Date. Also, the Company will make payments of approximately $60 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $12 million was paid on the Effective Date and $3 million was paid prior to December 31, 2009.

  The implementation of the Plan also involved the following refinancing transactions:

  •
  Repayment of $587 million under the Predecessor's debtor-in-possession ("DIP") financing; and

  •
  Entering into a new exit financing credit facility of $800 million (Note 19).

  Pursuant to the Plan, on the Effective Date, QWI's then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration in accordance with the Articles of Reorganization that were filed with the Quebec Superior Court as one of the steps to implement the Plan.

  The Company continues to incur expenses related to the Insolvency Proceedings, primarily professional fees that were classified as reorganization items in the Predecessor's financial results. After emergence from bankruptcy protection, these expenses are classified as Impairment of assets, restructuring and other charges ("IAROC") (Note 7), in the Successor's consolidated statement of income (loss).

  Significant Ongoing Insolvency Proceedings Matters

  Claims Procedure

  On September 29, 2008, QWI initiated a claims procedure for the identification, resolution and barring of claims against the Applicants as authorized by the courts in the Insolvency Proceedings.

  The total amount of such claims filed exceeded the amount recorded in the Predecessor's consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

1.     Creditor protection and the plan of reorganization (Cont'd)

  As set out in the Canadian and U.S. Claims Procedure Orders, certain claims were excluded from the claims process ("Excluded Claims") and do not have to be proven as part of the Insolvency Proceedings, as they are not LSTC.

  Claims Assessment

  As of February 8, 2010, a total of 8,002 claims, net of subsequent withdrawn and expunged claims ("Total Claims"), had been received, of which 1,153 were filed against QWI and 6,849 were filed against the U.S. Subsidiaries. The Total Claims filed, net of subsequent withdrawn and expunged claims, amounted to $7.4 billion.

  The Claims Procedure Order required creditors to file a separate proof of claim against each of the Applicants against which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is when a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant's debt. Another situation that gives rise to duplication is where one or more of the Applicants has or have guaranteed another Applicant's indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Company believes these multiple or duplicate claims amount to $1.9 billion.

  The Total Claims filed less duplicate or multiple claims, Excluded Claims and subsequently withdrawn and expunged claims amount to approximately $3.1 billion. Of this amount, QWI recorded $2.8 billion (excluding post-filing interest) as LSTC on the Predecessor's consolidated balance sheet as of July 31, 2009.

in millions
Claims filed net of withdrawn and expunged claims as at February 8, 2010	$7,394
Less:
Excluded claims	2,460
Duplicate claims	1,867

Claims filed net of withdrawn and expunged, excluded and duplicate claims	3,067
Claims still under review	286

Liabilities subject to compromise (excluding post-filing interest)	$2,781

  The difference between the recorded LSTC and the amount of Total Claims filed less duplicate or multiple claims, Excluded Claims, and claims subsequently withdrawn and expunged amounts to $286 million and continues to be investigated. The Company believes it is unlikely that any of these excess claims, or unaccrued portion thereof, will be allowed by the relevant courts. It is not possible to estimate the quantum of the claims that will ultimately be allowed by the courts. However, we believe there will be no further material impact to the Consolidated Statement of Income (Loss) of the Successor from the settlement of unresolved general unsecured claims against the Canadian and US non-operating debtors because the holders of such claims will receive under the Plan only their pro rata share of the distribution of the newly issued common shares, Class A preferred shares and Series I and Series II warrants. It is however possible that allowed general unsecured claims against the U.S. operating debtors (see Note 20 for a description of the terms and conditions of the unsecured notes to be issued) as well as secured, priority and administrative claims against the debtors may be in excess of the amount recorded as of

1.     Creditor protection and the plan of reorganization (Cont'd)

  December 31, 2009 given the magnitude of the claims asserted. In light of the substantial number and amount of claims filed, particularly duplicate and multiple claims, the claims resolution process may take considerable time to complete and are continuing after the Company's emergence from bankruptcy protection.

  Legal issues related to emergence

  Pursuant to the Plan, claims for the recovery of amounts paid to the holders of certain senior unsecured notes and/or other creditors prior to the Filing Date as preferential or fraudulent conveyances, whether arising under the U.S. Bankruptcy Code or similar state laws, including amounts received by the Applicants on account of such claims prior to the Effective Date (such claims and amounts being collectively referred to as the "Avoidance Actions") were transferred to a trust (the "Litigation Trust") created for the benefit of creditors, as specifically provided for therein. To facilitate the implementation of the Litigation Trust, the Plan requires the Company to fund a secured loan to the Litigation Trust in an amount of up to $5 million in order to pay for the costs and expenses of its administration as well as the prosecution of the Avoidance Actions, and will be funded as these costs and expenses are incurred by the Litigation Trust. The loan will be secured by a pledge in favor of the Company on the Avoidance Actions and all interests thereon and other earnings, income or other assets of the Litigation Trust. The Company funded $0.7 million of this secured loan as of December 31, 2009. The assets and liabilities of the Litigation Trust are not recorded in the Company's financial statements because the Company is not the primary beneficiary of the Litigation Trust.

  Fresh-start consolidated balance sheet

  As previously noted, the Company adopted "fresh start" accounting at the Fresh-start Date. Under fresh start accounting, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the estimated enterprise value of $1.5 billion as established in the Plan. Enterprise value is generally defined to be the Company's estimated fair value at the Fresh-start Date, less cash and cash equivalents. As a result of fresh start accounting, Worldcolor became a new entity for financial reporting purposes. Accordingly, the consolidated financial statements of the Successor on or after August 1, 2009 are not comparable to the consolidated financial statements of the Predecessor prior to that date.

  Our estimates of fair value are based on independent appraisals and valuations which were completed as of the date of issuance of our Consolidated Financial Statements. To determine the enterprise value of the Successor, management developed a set of financial projections for the Successor using a number of estimates and assumptions. With the assistance of financial advisors, management determined the enterprise value and corresponding equity value of the Successor based on these financial projections using various valuation methods, including (a) selected publicly-traded companies' analysis, (b) selected transactions analysis and (c) a discounted cash flow analysis. Based upon these analyses, management estimated that the going concern enterprise value of the Successor, at the Fresh-start Date, was in a range of $1.25 billion to $1.75 billion. The enterprise value and the corresponding equity value are dependent on achieving the future financial results set forth in management's projections, as well as the realization of certain other assumptions. For the valuation of individual assets and liabilities, management has estimated the fair value using prices for similar assets and liabilities in the market place (market approach) or discounted future cash flows (income approach). The fair values of preferred shares, warrants and embedded derivatives were determined using valuation models for such instruments. For the valuation of unsecured notes to be issued, see Note 20. All estimates, assumptions, valuations,

1.     Creditor protection and the plan of reorganization (Cont'd)

  appraisals and financial projections, including the fresh start adjustments, the enterprise value and equity value, are inherently subject to significant uncertainties outside of management's control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

  A fresh-start consolidated balance sheet as at July 31, 2009 is set out below with adjustments summarized in the columns captioned a) Plan of Reorganization, b) Exit Financing and c) Fresh Start Adjustments. These adjustments reflect the effect of the Plan's implementation, including the compromise of various liabilities, the issuance of new securities and various cash payments, as more thoroughly described in the Plan, as well as the re-evaluation of the assets and liabilities to estimated fair values.

1.     Creditor protection and the plan of reorganization (Cont'd)

  Fresh-start Consolidated Balance Sheet
  (In millions of US dollars)

	Predecessor July 31, 2009	Plan of Reorganization	Exit Financing	Fresh Start Adjustments	Successor July 31, 2009
Assets
Current assets:
Cash and cash equivalents	$293	$(104)	$(124)	$–	$65
Accounts receivable	485	(23)	–	(11)	451
Inventories	190	–	–	5	195
Income taxes receivable	33	(26)	–	–	7
Future income taxes	9	9	–	(4)	14
Prepaid expenses and deposits	61	5	–	(1)	65

Total current assets	1,071	(139)	(124)	(11)	797
Property, plant and equipment	1,121	9	–	(4)	1,126
Intangible assets	–	–	–	389	389
Restricted cash	93	(33)	–	–	60
Future income taxes	2	5	–	14	21
Other assets	348	(4)	–	(263)	81

Total assets	$2,635	$(162)	$(124)	$125	$2,474

Liabilities and Shareholders' equity (deficit)
Current liabilities:
Bank indebtedness	$2	$–	$–	$–	$2
Trade payables	91	(3)	–	–	88
Accrued liabilities	293	(6)	–	(12)	275
Amounts owing in satisfaction of bankruptcy claims	–	48	–	–	48
Income and other taxes payable	44	(3)	–	(27)	14
Future income taxes	–	–	–	–	–
Current portion of long term debt	13	–	–	–	13
Current portion of liabilities subject to compromise	166	(166)	–	–	–

Total current liabilities	609	(130)	–	(39)	440
Liabilities subject to compromise	2,924	(2,924)	–	–	–
DIP financing	587	–	(587)	–	–
Long-term debt	57	6	–	3	66
Exit financing	–	–	463	–	463
Unsecured Notes	–	43	–	–	43
Other liabilities	183	32	–	302	517
Future income taxes	47	174	–	(52)	169
Preferred shares – Predecessor	26	–	–	(26)	–
Preferred shares – Successor	–	94	–	–	94
Shareholders' equity (deficit):
Capital stock – Predecessor	1,609	–	–	(1,609)	–
Capital stock – Successor	–	721	–	(93)	628
Contributed surplus	107	54	–	(107)	54
Deficit	(3,665)	1,768	–	1,897	–
Accumulated other comprehensive income (loss)	151	–	–	(151)	–

	(1,798)	2,543	–	(63)	682

Total liabilities and shareholders' equity (deficit)	$2,635	$(162)	$(124)	$125	$2,474

  See accompanying assumptions

1.     Creditor protection and the plan of reorganization (Cont'd)

  Plan of Reorganization Column

  In the Plan of Reorganization column, LSTC of $3.1 billion in the Predecessor was discharged with the issuance of new common shares, preferred shares, warrants and as well as unsecured notes to be issued by Worldcolor. Certain other claims of holders under the Predecessor's senior secured debt and certain other secured, administrative, priority tax and convenience unsecured claims of approximately $160 million will be paid in cash, of which $112 million was paid on the Effective Date. The remaining balance was recorded as Amounts owing in satisfaction of bankruptcy claims. In addition, certain income tax liabilities amounting to $26 million that were subject to compromise are expected to be settled against income taxes receivable from the current and prior years. Finally, the Plan provides for the repudiation of the non-qualified pension plans, collectively defined as "Rejected Employee Agreements". As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements have agreed to participate in new non-qualified benefit plans and agreements (collectively, the "New Benefits Plan"). As a result, an amount of $32 million was recorded to recognize the unfunded liability of the New Benefits Plan, and reflected as other liabilities, in settlement of the liability for Rejected Employee Agreements which was subject to compromise. The employees that did not participate in the New Benefits Plan filed a claim against the Company prior to emergence, and management's best estimate of the amount to be disbursed was included in the LSTC prior to emergence.

  Projected net future income tax liabilities of approximately $160 million were recognized on the discharge of the LSTC. The discharge of the LSTC gives rise to cancellation of debt ("COD") income for income tax purposes and is projected to reduce certain of the Company's tax attributes, such as net operating loss ("NOL") and NOL carry forwards as well as capital loss carry forwards and the tax basis of the Company's depreciable and non-depreciable assets, which will increase the Company's income tax obligation in the future. Because some of the debtors' outstanding indebtedness will be satisfied under the Plan by way of consideration other than cash, the amount of COD income, and accordingly the amount of tax attributes that may be reduced, will depend in part on the fair market value of such non-cash consideration.

  Exit Financing Column

  The Company obtained exit financing of $800 million (Note 19) including a Term Loan of $450 million, fully drawn, and a Revolving Credit Facility of $350 million, of which $89 million was drawn on the Effective Date. Transaction fees and debt issuance costs of $76 million have been reflected as a reduction to the face value of the Term Loan and draws on the Revolving Credit Facility at the Fresh-start Date. Net drawdowns under the Term Loan and Revolving Credit Facility, together with cash and cash equivalents of $124 million were used to repay the DIP financing of the Predecessor.

  Fresh Start Adjustments Column

  The fresh start adjustments reflect the estimated fair value of the Company's assets and liabilities as of the Fresh-start Date. The significant fresh start accounting adjustments reflected in the Fresh-start Consolidated Balance Sheet, based on current estimates, are summarized as follows:

  (a)
  Working capital:

    The historical cost for substantially all of the Company's current assets and liabilities is reflective of their current fair values. Work-in-process inventories were increased by $5 million to reflect their market value.

1.     Creditor protection and the plan of reorganization (Cont'd)

  (b)
  Property, plant and equipment:

    A fresh start adjustment of $4 million was recorded to reduce the historical cost of property, plant and equipment to estimated fair values.

  (c)
  Intangibles and Other assets:

    A fresh start adjustment of $389 million was recorded for finite-life intangible assets representing the estimated fair value of Worldcolor's customer relationships and contracts. These intangible assets will be amortized on a straight-line basis over their estimated useful lives which range from 4 years to 15 years.

    Other fresh start adjustments to estimated fair value include: the reduction of pension assets of $142 million, the reduction of contract acquisition costs of $82 million, which are effectively included in the aforementioned intangible assets, and other various fair value adjustments totaling $39 million.

  (d)
  Other liabilities:

    Fresh start adjustments of $293 million were recorded to reflect the values of the unfunded pension and other postretirement benefits liabilities at the Fresh-start Date and reflect the Plan assumptions that the existing registered pension plans will remain essentially unchanged. The Company also reclassified $51 million of reserves for tax uncertainties, mainly from income and other taxes payable. Other fresh start adjustments amounting to $42 million were made to reduce other liabilities to their estimated fair values as of the Fresh-start Date.

  (e)
  Future income taxes:

    A fresh start adjustment of $39 million, which decreases net future income tax liabilities, has been recorded for the recognition of net future income tax assets related to the aforementioned fresh start adjustments made to property, plant and equipment, intangible assets, other assets and other liabilities, in addition to the reclassification of $23 million of reserves for tax uncertainties to other liabilities.

  (f)
  Shareholders' equity (deficit):

    Adopting fresh start accounting results in a new reporting entity with no retained earnings or deficit. All Predecessor capital stock has been eliminated and replaced by the new equity structure of the Successor. The fresh start adjustments include the cancellation of Predecessor capital stock, preferred shares, contributed surplus, deficit and accumulated other comprehensive income, as well as a reduction to the Successor Capital Stock as a result of the reorganization value over the fair value of the identifiable assets and liabilities stemming from fresh start accounting. During the fourth quarter of 2009, the Company finalized the valuation of its net assets at the Fresh-start Date. Additional adjustments of $49 million were made, mainly related to future income taxes, compared to previously reported amounts at September 30, 2009. This resulted in a corresponding increase in Successor capital stock at July 31, 2009.

2.     Financial review

  2.1.  Industry trends and outlook

    Global economic conditions affect our customers' businesses and the markets they serve. The credit crisis and global economic weakness have resulted in constrained advertising spending and, in certain cases, customer financial difficulties in our North American segment. This has put significant downward pressure on both volumes and, to a lesser degree, on price, across nearly all of North America's printing and related services.

    Despite an uncertain economic environment, it is expected that the recent drop in volume that mostly arose following the North American recession will stabilize in 2010. However, competition in the industry remains intense as the industry is still in the process of consolidating and is still suffering from overcapacity. Under these conditions, we are focusing on improving our product and segment mix, adding customer value through initiatives such as our new integrated multi-channel solutions and our innovative custom publishing engine, and improving productivity through continuous improvement projects and technology. We are also aggressively aligning our cost structure to mitigate the impact of the economic downturn as outlined below.

    Although Latin America also has been affected by the global economic weakness mainly in its export business, with current and planned investments in new capacity, this segment's revenues are forecast to increase in line with expected growth from an existing customer base.

    During 2008 and 2009, we undertook various initiatives to adapt our cost structure to the rapidly changing economic environment including:

    •
    Divested our non-strategic operations in Europe in June 2008, which allowed us to remain focused on our core business in the Americas and reduced the operational risks associated with the uncertainty of the long-term profitability of the European operations.

    •
    Implemented significant profit improvement initiatives to align our costs with anticipated volume decreases. In June 2008, we integrated and rationalized the number of business divisions in the U.S. from six to three, which allowed us to better serve existing and new customers by having more streamlined and customer-driven operations. Three facilities were closed in 2008, one in April 2009, one in July 2009 and two in December 2009. The Company approved in January and February 2010 the closure of four additional facilities, which are all expected to be completed within the first half of 2010. In November 2009, we combined all of the North American printing platforms into one. This new structure is designed to streamline our operations to better serve our customers, and to optimize the cost structure of our North American business. As a result, corporate and plant staff levels were reduced by more than 10% in 2008 and were reduced a further 14% in 2009.

    •
    Froze the salaries of all non-unionized North American employees effective January 1, 2009, suspended employer's contributions for non-unionized U.S. employees to the 401(k) plans effective February 1, 2009, and reduced Senior Management salaries by 5%.

    •
    Implemented a significant cost reduction plan in North America, effective April 19, 2009. This plan includes a 10% wage reduction for non-unionized salaried and hourly employees (including sales commissions), a reduction of employees' paid vacation entitlement by one week, suspension of the employer's contribution for non-unionized U.S. employees for the 401(a) plans, standardization in pay for work on holidays to time-and-a-half, and changes to the Company's severance and overtime policies. In connection with the implementation of this cost savings plan, all the collective agreements were re-opened during the second

2.     Financial review (Cont'd)

      quarter of 2009 and the Company has obtained similar concessions from its unionized employees. The annual cost savings relating to these initiatives are estimated at approximately $100 million.

  2.2.  Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008

                Revenues by Service ($ millions)
                For the quarter and the year ended December 31 (Continuing Operations)

    Figure 1

                Selected Annual Information (Continuing Operations)
                ($ millions)

	Combined	Predecessor
	Years ended December 31
	2009	2008	2007
Consolidated Results
Operating Revenues	$3,072	$4,017	$4,655
Adjusted EBITDA	329	379	480
Adjusted EBIT	125	121	170
IAROC	61	242	224
Goodwill impairment charge	–	341	1,833
Operating income (loss)	64	(462)	(1,887)
Net loss from continuing operations	(154)	(944)	(1,837)
Net loss	(154)	(1,659)	(2,200)
Figure 2

    IAROC: Impairment of assets, restructuring and other charges

    Adjusted EBITDA and EBIT: Defined as before IAROC and goodwill impairment charge

    Management assesses the Company's performance based on, among other measures, operating income and Adjusted EBIT. Certain of these measures are not defined by Canadian GAAP. A reconciliation of non-GAAP measures to their respective closest GAAP measures, together with a discussion of their use, is provided in Figures 5, 6, 7 and 8. An analysis of the segment results is also presented in Section 2.5.

2.     Financial review (Cont'd)

          Operating revenues

    Our consolidated operating revenues were $3.1 billion, a 24% decrease when compared to $4.0 billion for the same period in 2008. Excluding the negative impact of currency translation (Figure 3), operating revenues were down 22% compared to the same period in 2008. The decrease in operating revenues resulted primarily from lower volumes mostly due to the North American recession, which resulted in reduced advertising spending, and, to a lesser extent, negative price pressures. More details are provided in the "Segment results" section.

    Paper sales, excluding the effect of currency translation, decreased by 26% on a year-to-date basis, compared to the same period in 2008. The decrease in paper sales is mostly explained by lower volumes as well as one large customer now supplying its own paper. Variance in paper sales has an impact on operating revenues, but it has little impact on operating income because the cost is generally passed on to the customer.

                Impact of Foreign Currency and Paper Sales
                ($ millions)

	Successor	Combined
	Three months ended December 31, 2009	Twelve months ended December 31, 2009
Foreign currency favorable (unfavorable) impact on operating revenues	$24	$(58)
Paper sales unfavorable impact on revenues	$(81)	$(280)
Foreign currency favorable impact on operating income	$3	$6
Figure 3

          Operating income and adjusted EBIT

    For 2009, excluding depreciation and amortization of $177 million in 2009 and $229 million in 2008, cost of sales decreased by 24% to $2.5 billion, compared to $3.3 billion in 2008. Cost of sales were favorably impacted by restructuring initiatives (see section 2.6), the significant cost reduction plan implemented in North America in 2009 as well as lower utility expenses. The decrease in cost of sales, including lower depreciation and amortization, more than offset lower revenues and resulted in improved adjusted EBIT for 2009 of $125 million compared to $121 million in 2008. Excluding depreciation and amortization, the gross profit margin in 2009 was 19.1% compared to 17.5% in 2008.

    Selling, general and administrative expenses were $286 million for 2009, a decrease of 19% compared to $351 million in 2008. Excluding depreciation and amortization expense of $15 million in 2009 and $10 million in 2008 and excluding the favorable impact of currency translation of $8 million, selling, general and administrative expenses decreased by 18%, compared to the same period last year. The favorable variance is explained mainly by various workforce reduction initiatives, reduction in salaries and benefits due to the significant cost reduction plan implemented in April 2009 as well as lower bad debt expenses.

    The total depreciation and amortization included in cost of sales and selling, general and administrative expenses above were $192 million in 2009, compared to $240 million in 2008. Excluding the favorable impact of currency translation of $3 million, depreciation and amortization expense decreased by 18%, compared to the same period last year. Lower

2.     Financial review (Cont'd)

    depreciation and amortization resulted mainly from the lower level of capital investment following finalization of our extensive retooling plan in 2007, the impairment of long-lived assets that was recorded in the fourth quarter of 2008, as well as plant closures that occurred over the course of the last two years. The lower depreciation and amortization also resulted from fresh start adjustments (see the "Fresh Start Adjustments Column" section for more details) which re-set the historical cost of the fixed assets to their fair values. This increased the value of longer-lived assets (such as buildings) and reduced the value of shorter-lived assets (such as machinery and equipment) which effectively increased the weighted-average remaining useful lives of the re-valued property, plant and equipment compared to the historical lives. Partially offsetting this decrease in depreciation expense was the increase in the amortization of customer relationships and contracts amounting to $17 million, a result of recording this finite-life intangible asset on the Successor's balance sheet.

    Operating income in 2009 was $64 million, compared to operating loss of $462 million in 2008, largely explained by the significant asset and goodwill impairment charges in 2008 discussed below under "Impairment of assets and restructuring initiatives" section.

          Other items

    During 2009, we recorded IAROC of $61 million, compared to $242 million in 2008. The charge for 2009 was mainly related to plant closures and workforce reductions in North America, as well as post-emergence reorganization items. These measures are described below under "Impairment of assets and restructuring initiatives".

    During 2008, we recorded a goodwill impairment charge of $341 million to reflect impairment of the remaining goodwill in the North American reporting unit.

    Financial expenses were $74 million for the seven-month period ended July 31, 2009 and $30 million for the five-month period ended December 31, 2009 for a combined expense of $104 million in 2009, compared to $410 million in 2008. The decrease is mainly due to gains on foreign exchange in 2009 of $76 million ($74 million of which was recognized during the seven-month period ended July 31, 2009), primarily as a result of favorable movement in the Canadian dollar, compared to losses on foreign exchange in 2008 of $128 million, the write-off of deferred financing costs amounting to $58 million recorded in the second quarter of 2008 and the extinguishment of pre-petition debt upon emergence from bankruptcy protection.

    We recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants totaling $67 million 2009 ($106 million in 2008). The decrease is a result of our emergence from bankruptcy protection, subsequent to which these expenses, primarily professional fees, of $15 million are classified as IAROC.

    Income tax expense was $18 million for the seven-month period ended July 31, 2009 and $19 million for the five-month period ended December 31, 2009 for a combined expense of $37 million for 2009, compared to a recovery of $39 million in 2008. Income tax expense before IAROC and goodwill impairment charge was $25 million for the Predecessor and $30 million for the Successor for a combined expense of $55 million for 2009 compared to $54 million for 2008. In 2009, income tax expense was mainly impacted by the non-deductibility of interest on pre-petition U.S. debt as well as an increase in valuation allowance related to tax benefits whose realization is not foreseen in Canada and in the

2.     Financial review (Cont'd)

    U.S. In addition, the 2009 income tax expense was favorably affected by foreign tax rate differences.

          Net loss

    In 2009, we reported a net loss from continuing operations of $154 million compared to $944 million in 2008. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $44 million in 2009 compared with $490 million in 2008 and reorganization items, net of taxes, of $62 million in 2009 compared to $95 million in 2008.

  2.3.  Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

          Operating revenues

    The Company's consolidated revenues for 2008 were $4.0 billion, a 14% decrease when compared to $4.7 billion for 2007 and down 9% excluding the impact of currency translation and paper sales. The decrease in revenues resulted primarily from lower volumes due to the North American recession, plant closures, lower paper sales, and to a lesser extent, the impact of the Insolvency Proceedings. Despite negative competitive price pressures, overall revenues per impressions appeared stable, primarily due to improvements in product mix. More details are provided under "Segment results".

    Paper sales, excluding the effect of currency translation, decreased by 18% during 2008 compared to 2007. The decrease in paper sales is mostly explained by lower production volumes. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company's long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of paper price fluctuations.

          Operating income and adjusted EBIT

    Adjusted EBIT decreased to $121 million, compared to $170 million in 2007. Adjusted EBIT margin was 3.0% for 2008, compared to 3.6% for 2007. The reduction of adjusted EBIT results from the reduction in revenues, but was partially offset by the decrease in cost of sales, selling, general and administrative expenses and securitization fees.

    Cost of sales decreased by 13% to $3.5 billion, compared to $4.1 billion in 2007. Excluding depreciation and amortization of $229 million in 2008 and $239 million in 2007, cost of sales decreased by 14%. It is in line with reduced volumes in addition to a reduction in labor costs. Excluding depreciation and amortization, gross profit margin was 17.5% in 2008, virtually unchanged from 2007.

    Selling, general and administrative expenses were $351 million in 2008, compared with $389 million in 2007. Excluding depreciation and amortization expenses of $10 million in 2008 and $11 million in 2007, selling, general and administrative expenses decreased by 10%, compared to the same period in 2007. The favorable variance is mostly explained by various workforce reduction initiatives as well as lower professional fees. This was partly offset by additional bad debt expense due to certain customers filing for creditor protection during the exceptionally difficult economic environment. 2008 specific charges affecting selling, general and administrative expenses were $5 million, and included losses on disposal of assets partially offset by a net gain on the sale of a corporate aircraft compared to $18 million in 2007, of which $11 million was related to net losses on disposals of fixed assets.

2.     Financial review (Cont'd)

    Securitization fees were nil in 2008, down from $15 million in 2007, explained by the termination of the North American program as of January 23, 2008.

    The total depreciation and amortization included in cost of sales and selling, general and administrative expenses above were $240 million in 2008, compared with $250 million in 2007. Excluding the unfavorable impact of currency translation of $1 million, depreciation and amortization expenses decreased 5%, compared to 2007.

    Overall, adjusted EBIT was impacted by specific charges that are not normally ongoing costs of operations. These specific charges were $25 million in 2008 and related mainly to accelerated depreciation of fixed assets and losses on disposal of assets, partially offset by a gain on sale of a corporate aircraft of $10 million. This compared to specific charges of $50 million in 2007 which related primarily to accelerated depreciation of fixed assets, net losses on sale and leaseback of equipment and disposal of assets as well as losses on guarantees provided on equipment leases. The 2007 adjusted EBIT was also negatively affected by a non-cash charge of $39 million for accelerated amortization of client incentives.

    Operating loss in 2008 was $462 million, compared to $1,887 million in 2007, largely explained by the significant asset and goodwill impairment charges in 2007, discussed below.

          Other items

    During 2008, the Company recorded IAROC of $242 million, compared to $224 million in 2007. The charge for 2008 was mainly related to the impairment of long-lived assets, the closure and consolidation of facilities in North America as well as workforce reductions. These measures are described under "Impairment of Assets and Restructuring Initiatives" section 2.6.

    During 2008, the Company recorded a goodwill impairment charge of $341 million compared with $1.8 billion in 2007.

    Financial expenses were $410 million in 2008, compared to $179 million in 2007. The increase of $231 million is explained by several factors, the most significant of which was a foreign exchange loss of $128 million on U.S. dollar denominated debt in the Canadian-dollar-functional-currency parent company. Because of the Insolvency Proceedings, the Company had to liquidate its currency hedging position in January 2008 and therefore was unable to offset this loss. The remainder of the variance is due primarily to increased debt levels, largely the DIP financing and the related issuance costs. A portion of the DIP financing was used to assume the North American receivables. The 2007 financial expenses included a one-time premium on the early repayment of the Company's senior notes of $53 million.

    The Company recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The total expense for 2008 was $106 million. The cash outflow amounted to $67 million and related primarily to professional fees.

    Income tax recovery was $39 million for 2008, compared to $239 million in 2007. Income tax expense before IAROC and goodwill impairment charge was $54 million for 2008, compared to an income tax recovery of $82 million for the same period in 2007. In 2008, the income tax recovery was impacted by a reserve in relation to the non-deductibility of interest on pre-petition U.S. debts, the goodwill impairment charge that is mostly non-deductible, as well as an increase in valuation allowance on losses from operations.

2.     Financial review (Cont'd)

          Net loss

    The Company reported a net loss from continuing operations of $944 million compared to a net loss from continuing operations of $1,837 million in 2007. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $490 million, compared with $1,901 million in 2007 as well as reorganization items, net of tax, of $95 million in 2008, whereas there were none in 2007.

  2.4.  Three Months ended December 31, 2009 Compared to Three Months ended December 31, 2008

          Operating revenues

    Our consolidated operating revenues for the fourth quarter of 2009 were $848 million, an 18% decrease when compared to $1,033 million for the same period in 2008. Excluding the positive impact of currency translation (Figure 3), operating revenues were down 20% compared to the same period in 2008. The decrease in operating revenues resulted primarily from lower volumes mostly due to the North American recession, including reduced advertising spending. More details are provided in the "Segment results" section.

    Paper sales, excluding the effect of currency translation, decreased by 28% for the fourth quarter of 2009, compared to the same period in 2008. The decrease in paper sales is mostly explained by lower volumes as well as one large customer now supplying its own paper. The decrease in paper sales has an impact on operating revenues, but it has little impact on operating income because the cost of paper is generally passed on to the customer.

          Operating income and adjusted EBIT

    In the fourth quarter of 2009, excluding depreciation and amortization of $44 million in 2009 and $60 million in 2008, cost of sales decreased by 23% to $640 million, compared to $835 million in 2008. Cost of sales were favorably impacted by restructuring initiatives (see section 2.6), the significant cost reduction plan implemented in North America in 2009 as well as lower utility expenses. The decrease in cost of sales, including lower depreciation and amortization, more than offset lower revenues and resulted in improved adjusted EBIT for 2009 of $83 million compared to $50 million in 2008. Excluding depreciation and amortization, the gross profit margin in the fourth quarter of 2009 was 24.5% compared to 19.2% in the same period in 2008.

    Selling, general and administrative expenses for the fourth quarter of 2009 were $81 million, a decrease of 8% compared to $88 million for the same period in 2008. Excluding depreciation and amortization expense of $4 million for the fourth quarter of 2009 and $3 million for the same period in 2008 and excluding the unfavorable impact of currency translation of $2 million, selling, general and administrative expenses decreased by 12%, compared to the same period in 2008. The favorable variance is mainly explained by lower salaries and benefits due to the cost reduction plan implemented in April 2009, as well as lower bad debt expenses.

    The total depreciation and amortization expense included in cost of sales and selling, general and administrative expense above was $49 million for the fourth quarter of 2009, compared to $63 million for the fourth quarter of 2008. Excluding the unfavorable impact of currency translation of $1 million, depreciation and amortization expenses decreased by 24%, compared to the same period last year. The lower depreciation and amortization mainly resulted from fresh start adjustments to property, plant and equipment discussed in greater detail in the

2.     Financial review (Cont'd)

    "Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008" section above. In addition, the lower level of capital investment following finalization of the extensive retooling plan in 2007, the impairment of long-lived assets that was recorded in the fourth quarter of 2008, as well as plant closures that occurred during 2009 combined to further reduce depreciation of property, plant and equipment. Partially offsetting this reduced depreciation expense was an increase in the amortization of customer relationships and contracts amounting to $11 million, a result of recording this finite-life intangible asset as part of the fresh start adjustments.

    Operating income for the quarter ended December 31, 2009 was $53 million, compared to an operating loss of $479 million for the fourth quarter ended December 31, 2008, largely explained by the significant asset and goodwill impairment charges in 2008 discussed below.

          Other items

    During the fourth quarter of 2009, we recorded IAROC of $30 million, compared to $188 million for the same period in 2008. The charge for the quarter was mainly related to post-emergence reorganization items and plant closures. These measures are described below under "Impairment of assets and restructuring initiatives".

    Financial expenses were $19 million in the fourth quarter of 2009, compared to $199 million for the same period in 2008. The decrease is mainly due to net losses on foreign exchange in the fourth quarter of 2008 of $122 million primarily as a result of unfavorable movement in the Canadian dollar, and to the extinguishment of pre-petition debt upon emergence from bankruptcy protection.

    Income tax expense was $11 million in the fourth quarter of 2009, compared to a recovery of $62 million for the same period in 2008. Income tax expense before IAROC and goodwill impairment charge was $19 million in the fourth quarter of 2009 compared to $25 million for the same period last year. In 2009, the income tax expense was impacted by the non-deductibility of dividends on preferred shares as well as an increase in valuation allowance mainly related to tax benefits whose realization is not foreseen in Canada.

          Net income (loss)

    For the fourth quarter ended December 31, 2009, we reported a net income of $18 million compared to a loss from continuing operations of $654 million for the same period in 2008. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $22 million compared with $442 million for the same period in 2008 and reorganization items, net of taxes, of nil compared to $33 million for the same period in 2008.

  2.5.  Segment results

    The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations. The reporting structure includes two segments: North America and Latin America.

2.     Financial review (Cont'd)

                Segment Results of Continuing Operations ($ millions)(1)
                Selected Performance Indicators

	North America			Latin America			Inter-Segment and Others			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Three months ended December 31
Operating revenues	$772	$957	$1,149	$76	$77	$82	$–	$(1)	$–	$848	$1,033	$1,231
Adjusted EBITDA	131	105	140	8	12	9	(7)	1	(11)	132	118	138
Adjusted EBIT	86	40	30	6	9	6	(9)	1	(11)	83	50	25
IAROC	25	186	120	1	1	2	4	1	–	30	188	122
Goodwill impairment charge	–	341	1,823	–	–	10	–	–	–	–	341	1,833
Operating income (loss)	62	(487)	(1,913)	5	8	(6)	(14)	–	(11)	53	(479)	(1,930)
Adjusted EBITDA margin (%)	17.0	11.0	12.2	10.5	15.6	11.0				15.6	11.4	11.2
Adjusted EBIT margin (%)	11.1	4.2	2.6	7.9	11.7	7.3				9.8	4.8	2.0
Operating margin (%)	8.0	(50.9)	(166.5)	6.6	10.4	(7.3)				6.3	(46.4)	(156.8)
Capital expenditures(2)	$22	26	110	$–	4	1	$–	–	13	$22	30	124
Change in non-cash balances related to operations, cash flow (outflow)(2)	(6)	(96)	(4)	(4)	(1)	(6)	12	109	(111)	2	12	(121)

Twelve months ended December 31
Operating revenues	$2,825	$3,723	$4,374	$247	$295	$285	$–	$(1)	$(4)	$3,072	$4,017	$4,655
Adjusted EBITDA	319	354	478	24	30	26	(14)	(5)	(24)	329	379	480
Adjusted EBIT	129	110	181	13	17	13	(17)	(6)	(24)	125	121	170
IAROC	54	238	222	1	2	2	6	2	–	61	242	224
Goodwill impairment charge	–	341	1,823	–	–	10	–	–	–	–	341	1,833
Operating income (loss)	76	(470)	(1,864)	11	15	2	(23)	(7)	(25)	64	(462)	(1,887)
Adjusted EBITDA margin (%)	11.3	9.5	10.9	9.7	10.2	9.1				10.7	9.4	10.3
Adjusted EBIT margin (%)	4.6	3.0	4.1	5.3	5.8	4.6				4.1	3.0	3.7
Operating margin (%)	2.7	(12.6)	(42.6)	4.5	5.1	0.7				2.1	(11.5)	(40.5)
Capital expenditures(2)	$90	92	252	$7	9	3	$–	8	66	$97	109	321
Change in non-cash balances related to operations, cash flow (outflow)(2)	129	(63)	(19)	(7)	(9)	(12)	19	198	(115)	141	126	(146)
											Figure 4

    IAROC: Impairment of assets, restructuring and other charges
    Adjusted EBITDA and EBIT: Defined as before IAROC and goodwill impairment charge

    (1)
    The 2009 column includes Predecessor and Successor's combined results.
    The 2008 and 2007 columns include the Predecessor's results.

    (2)
    Including both continuing and discontinued operations

          North America

    North American operating revenues for the fourth quarter of 2009 were $772 million, down 19% from $957 million in 2008 and $2,825 million for the twelve-month period ended December 31, 2009, down 24% from $3,723 million for the same period in 2008. Excluding the impact of currency translation, operating revenues decreased by 21% in the fourth quarter of 2009, compared to the same period in 2008 and 23% on year-over-year basis. Operating revenues in the North American segment continued to be principally impacted by volume declines and, to a lesser extent, negative price pressures. Volume in North America decreased during the fourth quarter and the twelve-month period ending December 31, 2009 as a result

2.     Financial review (Cont'd)

    of the North American recession and the resultant negative impact on the markets we serve. Furthermore, volumes in North America have been affected by the non-renewal in 2009 of three large customers.

    Adjusted EBITDA in North America increased in the fourth quarter of 2009 compared to the same period in 2008 and decreased on a year-over-year basis compared to 2008. The adjusted EBITDA margin increased in the fourth quarter of 2009 to 17.0% compared to 11.0% for the same period in 2008 and increased to 11.3% in 2009 from 9.5% in 2008. Adjusted EBITDA in North America continues to be impacted by challenging market conditions. The impact of the decrease in volume, as discussed above, was offset by restructuring initiatives, the reduction in salaries and benefits (more details are provided in the "Industry trends and outlook" section), lower utility costs and efficiencies realized through productivity gains.

    During 2009, the North American workforce was reduced by 2,904 employees, down 16%, of which 324 positions were eliminated in the fourth quarter of 2009, mainly due to various restructuring initiatives, including the closure of the Dallas, TX and Olive Branch, MS facilities which were completed in December 2009, the closure of the Covington, TN facility which was completed in July 2009 and the closure of the Memphis, TN facility in the second quarter of 2009. We also reduced our workforce in most of our other facilities, including our corporate offices, in order to better align our costs with current market conditions.

          Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

    North American revenues for the twelve-month period ended December 2008 were $3,723 million, down 15% from $4,374 million for the same period in 2007. Excluding the effect of currency translation and the unfavorable impact of paper sales, revenues decreased by 10% on a year-to-date basis. Revenues in the North American segment continued to be principally impacted by volume declines. Despite negative price pressures, overall revenues per impressions appeared stable, primarily due to improvements in product mix. Volume in North America decreased during the twelve-month period ending December 31, 2008 as a result of the North American recession and, to a lesser extent, due to the impact of the Insolvency Proceedings as well as the restructuring initiatives in the Publishing Services and Canada Groups. Furthermore, volumes in the Publishing Services and in the Marketing Solutions Groups have been affected by the non-renewal in 2007 of contracts with three large customers.

    Adjusted EBITDA in North America decreased for the twelve-month period ended December 2008 compared to the same period in 2007. The Adjusted EBITDA margin decreased on a year-to-date basis to 9.5% in 2008 from 10.9% in 2007. Adjusted EBITDA in North America continues to be impacted by challenging market conditions. The decrease in volume, as discussed above, was partly offset by profit improvement initiatives and efficiencies realized through productivity gains, mainly in the Publishing Services Group.

    During 2008, the North American workforce was reduced by 2,953 employees, down 14%, mainly explained by the various restructuring initiatives, including the closure of the Islington facility in Ontario, which was completed in the fourth quarter of 2008, the closure of the North Haven, CT facility, which was completed in the second quarter of 2008 and the closure of the Magog facility in Quebec, which was completed in the first quarter of 2008. The Corporation also reduced its workforce in most of its other facilities, including its Corporate offices, in order to align itself with current market conditions.

2.     Financial review (Cont'd)

          Latin America

    Latin America's operating revenues for the fourth quarter of 2009 were $76 million, down 1% from $77 million for the same period in 2008 and $247 million for the twelve-month period ended December 31, 2009, down 16% from $295 million for the same period in 2008. Excluding the impact of foreign currency, operating revenues for the fourth quarter of 2009 were down 10% compared to the same period in 2008 and 8% on a year-over-year basis. Volume in Latin America decreased as a result of the economic slowdown, largely due to the decrease in exports to North America, which also resulted in price erosion partially offset by better product mix during the fourth quarter and the year 2009. Adjusted EBITDA for the fourth quarter of 2009 was down 33% compared to the same period in 2008 and 20% compared to the year 2008. The decrease in adjusted EBITDA is mostly explained by the volume declines and an increase in bad debt expense. Overall, recent and upcoming investments in new capacity are expected to improve the product mix of the region and accommodate growth projected from the existing customer base.

          Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

    Latin America's revenues for the twelve-month period ended December 2008 were $295 million, up 4% from $285 million for the same period in 2007. Excluding the impact of foreign currency and paper sales, revenues for the twelve-month period ended December 2008 were up 1% compared to the same period in 2007. Overall, year-to-date adjusted EBITDA was up 14% compared to 2007. These positive results are mostly explained by an improvement in product mix as well as efficiencies generated from continuous improvements and investment initiatives.

  2.6.  Impairment of assets and restructuring initiatives

    Impairment of assets

    During the last quarter of 2009, the Company recorded impairment charges related to long-lived assets in North America totaling $3 million on certain machinery and equipment, largely from the change in use of these assets.

    During the first three quarters of 2008, impairment tests were triggered in North America as a result of the retooling plan and the relocation of existing presses and we recorded impairment charges of $17 million mainly on machinery and equipment. In the fourth quarter of 2008, the Company completed its 5-year strategic plan and impairment tests on specific components of long-lived assets were triggered due to industry overcapacity and economic market conditions, which resulted in downward pressure on both volumes and prices of printing services in North America. As a result, an impairment charge of $161 million in North America was recorded mainly related to machinery and equipment. During the year 2008, the Company recorded a net loss on financial assets of $5 million ($16 million in 2007).

    During 2007, impairment tests were triggered and the Company recorded impairment charges of $171 million in North America and $1 million in Latin America to write down the value of the long-lived assets to the estimated fair value. The impairment charge was mainly related to machinery and equipment.

    Restructuring initiatives

    We have undertaken various restructuring initiatives in order to ensure that our facilities are operating at optimal pressroom efficiencies and generating higher returns. Restructuring costs relate largely to plant closures and workforce reductions that occurred in current and prior years. A description of these initiatives is provided in Note 7 to our consolidated financial statements.

    The 2009 restructuring initiatives affected a total of 2,108 employees, of which 1,709 positions were eliminated as of December 31, 2009 and a further 399 are expected to come. However, we estimate that 204 new jobs will be created in other facilities with respect to the 2009 initiatives. During 2009, the execution of prior years' initiatives resulted in the elimination of 424 positions with 10 positions still to come.

    As at December 31, 2009, the balance of the restructuring reserve was $20 million, all of which is expected to be disbursed in 2010. Finally, the Company expects to record a charge of $16 million in upcoming quarters for restructuring initiatives that have already been announced as at December 31, 2009.

    In January and February 2010, the Company approved restructuring initiatives related to the closure of 4 facilities in the North American segment. The total expected costs for these initiatives of $21 million will be mostly expensed and disbursed in 2010 and approximately 400 employee positions will be eliminated.

                Reconciliation of non-GAAP measures
                ($ millions)

	Combined	Predecessor	Predecessor
	Years ended December 31
	2009	2008	2007
Operating income (loss) from continuing operations–adjusted
Operating income (loss)	$64	$(462)	$(1,887)
Impairment of assets, restructuring and other charges ("IAROC")	61	242	224
Goodwill impairment charge	–	341	1,833

Adjusted EBIT(1)	$125	$121	$170

Operating income (loss)	$64	$(462)	$(1,887)
Depreciation of property, plant and equipment(2)	175	262	311
Amortization of other assets(2)	12	19	60
Amortization of customer relationships(2)	17	–	–
Less depreciation and amortization from discontinued operations	–	(23)	(61)

Operating income (loss) before depreciation and amortization ("EBITDA")	$268	$(204)	$(1,577)
IAROC	61	242	224
Goodwill impairment charge	–	341	1,833

Adjusted EBITDA(1)	$329	$379	$480

Figure 5

    (1)
    Adjusted EBIT and Adjusted EBITDA are the measures the Company has historically used to assess segment profitability. Adjusted EBITDA excludes the following items: IAROC, goodwill impairment charge, financial expenses, effective interest on preferred shares classified as liability, dividends, depreciation, amortization, reorganization expenses and income taxes, that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Worldcolor's corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    (2)
    As reported in the consolidated statements of cash flows.

                Reconciliation of non-GAAP measures
                ($ millions)

	Successor	Predecessor
	Three months ended December 31,
	2009	2008
Operating income (loss) from continuing operations–adjusted
Operating income (loss)	$53	$(479)
Impairment of assets, restructuring and other charges ("IAROC")	30	188
Goodwill impairment charge	–	341

Adjusted EBIT(1)	$83	$50

Operating income (loss)	$53	$(479)
Depreciation of property, plant and equipment(2)	38	63
Amortization of other assets(2)	–	5
Amortization of customer relationships(2)	11	–

Operating income (loss) before depreciation and amortization ("EBITDA")	$102	$(411)
IAROC	30	188
Goodwill impairment charge	–	341

Adjusted EBITDA(1)	$132	$118

Figure 6

    (1)
    Adjusted EBIT and Adjusted EBITDA are the measures the Company has historically used to assess segment profitability. Adjusted EBITDA excludes the following items: IAROC, goodwill impairment charge, financial expenses, effective interest on preferred shares classified as liability, dividends, depreciation, amortization, reorganization expenses and income taxes, that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Worldcolor's corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    (2)
    As reported in the consolidated statements of cash flows.

                Reconciliation of non-GAAP measures
                ($ millions)

	Combined	Predecessor	Predecessor
	Years ended December 31,
	2009	2008	2007
Free cash flow(1)
Cash provided by operating activities	$217	$90	$68
Dividends on preferred shares	–	–	(18)
Additions to property, plant and equipment	(97)	(109)	(321)
Net proceeds from disposal of assets	4	25	101
Net proceeds from business disposals	–	44	–

Free cash flow	$124	$50	$(170)

Figure 7

                Reconciliation of non-GAAP measures
                ($ millions)

	Successor	Predecessor
	Three months ended December 31,
	2009	2008
Free cash flow(1)
Cash provided by operating activities	$100	$(9)
Additions to property, plant and equipment	(22)	(30)
Net proceeds from disposal of assets	1	–
Net proceeds from business disposals	–	–

Free cash flow	$79	$(39)

Figure 8

    (1)
    We present free cash flow as additional information as we believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated which is available for debt repayment and investment in strategic opportunities. Free cash flow is not a calculation based on or derived from Canadian or U.S. GAAP and should not be considered as an alternative to the consolidated statement of cash flows and is unlikely to be comparable to similar measures presented by other companies.

3.     Financial position

  3.1.  Consolidated balance sheet

    Changes in the consolidated balance sheets for the year ended December 31, 2009 compared to December 31, 2008 are as follows:

	Successor	Predecessor
($ millions)	December 31, 2009	December 31, 2008	Change
Assets
Current assets	841	1,222	(381)
Property, plant and equipment	1,113	1,161	(48)
Intangible assets	372	–	372
Other long-term assets	156	437	(281)

Total assets	$2,482	$2,820	$(338)

Liabilities and Shareholders' equity (deficit)
Current liabilities	482	3,990	(3,508)
Long-term debt	440	61	379
Unsecured notes to be issued	46	–	46
Other liabilities	515	246	269
Future income taxes	192	43	149
Preferred shares	98	35	63
Shareholders' equity (deficit)	709	(1,555)	2,264

Total liabilities and shareholders' equity (deficit)	$2,482	$2,820	$(338)

    (a)
    Current assets:

      The decrease is mainly explained by a $169 million decrease in cash and cash equivalents in North America that was used to repay the DIP financing as well as a $132 million decrease in accounts receivable and a $58 million decrease in inventories which were both in line with the fourth quarter decline in revenues.

    (b)
    Property, plant and equipment:

      The decrease was mainly from the depreciation expense of $175 million, partially offset by capital expenditures of $97 million and favorable foreign exchange impact of $27 million resulting from the strengthening Canadian dollar.

    (c)
    Intangible and other long-term assets:

      A fresh start adjustment of $389 million was recorded for finite-life intangible assets representing the estimated fair value of the Company's customer relationships and contracts. This increase is offset by amortization of $17 million. In the other long-term assets, there were fresh start adjustments to eliminate pension assets of $142 million and contract acquisition costs of $82 million and to adjust various other assets by $39 million to their fair value as of the Fresh-start Date.

3.     Financial position (Cont'd)

    (d)
    Current liabilities:

      As part of the Plan, the current portion of LSTC of $3.1 billion ($2.9 billion as at December 31, 2008) was discharged with the issuance of new common shares, preferred shares, warrants, unsecured notes as well as cash due of approximately $160 million. The remaining variance is explained by the $563 million decrease of current portion of long-term debt that was repaid as part of the Company's emergence from bankruptcy.

    (e)
    Long-term debt:

      The increase is mainly explained by the $450 million term loan obtained as part of the Plan to repay the DIP financing which was included in current liabilities as at December 31, 2008.

    (f)
    Unsecured notes to be issued:

      New unsecured notes to be issued of $43 million were recorded as of the Fresh-Start Date.

    (g)
    Other liabilities:

      Fresh start adjustments of $293 million were recorded to reflect the values of the unfunded pension and other postretirement benefits liabilities at the Fresh-start Date. The Company also reclassified $51 million of reserves for tax uncertainties, mainly from income and other taxes payable and long-term future income taxes, and recorded other fresh start adjustments amounting to $42 million to reduce the other liabilities to their estimated fair values as of the Fresh-start Date. These were offset by a net reclassification of $29 million in pension liabilities to LSTC at fresh start.

    (h)
    Future income taxes:

      Projected long-term future income tax liabilities of approximately $174 million were recognized on the discharge of the LSTC. Furthermore, a $43 million future income tax asset which decreases long-term future income tax liabilities, has been recognized on fresh start adjustments made to property, plant and equipment, intangible assets, other assets and other liabilities, in addition to the reclassification of $9 million of reserves for tax uncertainties to other liabilities.

    (i)
    Preferred shares:

      In accordance with the Plan, all the Predecessor's preferred shares were cancelled and new preferred shares of the Successor were issued on the Effective Date and classified as compound financial instruments, with a portion classified as a liability with a value amounting to $94 million.

    (j)
    Shareholders' equity (deficit):

      Adopting fresh start accounting results in a new reporting entity with no retained earnings or deficit. All Predecessor capital stock has been eliminated and replaced by the new equity structure of the Successor. The fresh start adjustments include the cancellation of the Predecessor's capital stock, preferred shares, contributed surplus, deficit and accumulated other comprehensive income, as well as a reduction to the Successor capital

3.     Financial position (Cont'd)

      stock as a result of the reorganization value over the fair value of the identifiable assets and liabilities stemming from fresh start accounting. The December 31, 2009 balance of $709 million is mainly comprised of $628 million of capital stock as well as $54 million of contributed surplus and $21 million of retained earnings for the five months period ended December 31, 2009.

  3.2  Free cash flow

	Successor	Predecessor	Combined	Predecessor
	Three months ended December 31,		Twelve months ended December 31,
Free cash flow ($ millions)	2009	2008	2009	2008
	$79	$(39)	$124	$50

    Free cash flow is a non-GAAP measure (see Figures 7 and 8 for a reconciliation of free cash flow to cash flow from operating activities which is the closest GAAP measure). Free cash flow as reported by Worldcolor may not be comparable in all instances to free cash flow as reported by other companies.

    Despite a reduction in adjusted EBITDA, free cash flow increased mostly due to higher cash inflows provided by the operating activities, largely a result of lower reorganization items and reductions in working capital. Also in 2008, the Company incurred higher contract acquisition costs and made bankruptcy related deposits. These benefits were partially offset by lower proceeds from business disposals and disposal of assets. The 2008 proceeds came mainly from the disposal of a corporate aircraft and sale of the Company's European operations. The 2009 proceeds are mainly from the disposal of two properties.

    The fourth quarter increase in free cash flow is mainly due to an increase in adjusted EBITDA and reduction in working capital.

  3.3.  Credit ratings

    Pursuant to our exit financing, we have obtained the following credit ratings as of February 25, 2010:

Rating Agency
	Moody's	S&P
Corporate	B2	B+

4.     Liquidity and capital resources

  4.1.  DIP Financing

    As further discussed in Section 1 of this MD&A, on July 21, 2009, immediately prior to emergence from the Insolvency Proceedings, the Company fully repaid all outstanding drawings on the DIP financing comprising $526 million on the DIP Term Loan and $61 million on the Revolving DIP Facility.

4.     Liquidity and capital resources (Cont'd)

  4.2.  Exit Financing

    On July 21, 2009, the Company obtained exit financing comprised of (a) a senior secured asset-based revolving credit facility, with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit, for an aggregate maximum commitment by the lenders of $350 million (the "Revolving Credit Facility") bearing interest at variable rates based on Libor or Eurodollar rate, Canadian Banker's Acceptance rate or Canadian prime rate, plus applicable margins, which will total a minimum of 7.5% and (b) a $450 million senior secured term loan (the "Term Loan"), bearing interest at variable rates based on Libor, or Eurodollar rate, plus applicable margins, which will total a minimum of 9.0%, and which was fully drawn immediately following the Company's emergence from the Insolvency Proceedings. Together, the Revolving Credit Facility and the Term Loan are referred to as the "Credit Facility". Amounts borrowed under the Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving Credit Facility, the availability of funds is determined by a borrowing base calculated on percentages of eligible receivables and inventory. The unused portion of the Revolving Credit Facility is subject to a commitment fee of between 0.75% and 1.00% per annum. The Credit Facility is secured by a perfected first-priority security interest and hypothec over substantially all present and after-acquired consolidated assets of the Successor. As of February 25, 2010, the Company had drawn an aggregate amount of $448 million under the Credit Facility.

    Worldcolor and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of February 25, 2010, the letters of credit issued under the Revolving Credit Facility amounted to $41 million, maturing at various dates through 2011 and after. These letters of credit reduce the availability under the Revolving Credit Facility. The Credit Facility matures on the earliest to occur of (a) July 21, 2012 and (b) the acceleration of the Term Loan payments, and a termination of the commitments, upon the occurrence of required prepayments resulting from, among other things, excess cash flow, the net proceeds of certain asset sales, issuance of certain debt, certain extraordinary receipts and change of control. The Term Loan also has mandatory repayment requirements of $3 million in the first year after the issuance date and $33 million in each of the second and third years after the issuance date. The Company believes it will have adequate capacity to meet all mandatory repayment requirements as they become due.

    The Credit Facility provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs), make capital expenditures and pension contributions, as well as for limitations on dividend payments, repurchases of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of a majority of the Credit Facility lenders. The Company has an option to prepay in whole or ratably in part the Term Loan during the first two years after issuance a premium of 1% of the nominal value of the prepaid amount is required.

    The Credit Facility agreements also contain certain restrictive financial covenants, including requirements to maintain a maximum level of consolidated leverage and minimum consolidated cash fixed charge coverage, as defined in the agreements, as well as minimum

4.     Liquidity and capital resources (Cont'd)

    liquidity. In addition, under the terms of the Credit Facility, Worldcolor is required to comply with various other terms and conditions such as maintaining guarantee coverage of substantially all of its consolidated assets and consolidated earnings before interest, income taxes, depreciation, amortization and restructuring (EBITDAR). At December 31, 2009, the Company was in compliance with these financial covenants. Certain terms and conditions must be adhered to by March 31, 2010 related to cash management services. The Company expects to meet these conditions by that date. The effective interest rate on the Credit Facility is approximately 14%.

    The ability of the Company to meet these financial covenants and ratios may be affected by events beyond its control. If the Company defaults under any of these requirements, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, there can be no assurance that the Company would have sufficient liquidity to repay or be able to refinance this indebtedness or any of its other debt.

    The Company's primary sources of liquidity are funds generated from operations, and as required, draws under credit facilities. At February 25,2010, the Company had not borrowed under its $350 million Revolving Credit Facility and letters of credit for $41 million have been issued under the Revolving Credit Facility as at February 25, 2010, such amount reducing the availability under the Revolving Credit facility. The Company monitors and manages liquidity by preparing and updating annual budgets as well as maintaining compliance with terms of financing agreements.

    Management believes that liquidity and capital resources are sufficient to fund ongoing operations.

  4.3.  Unsecured Notes to be issued

    The Company expects to issue $43 million of unsecured notes ("Unsecured Notes" or the "Notes") bearing cash interest at a rate of 10% per annum or paid-in-kind ("PIK") interest at a rate of 13% per annum and maturing on July 15, 2013. As at December 31, 2009, the total amount accrued for both principal and interest is $46 million. The Notes are to be issued to creditors of certain of the U.S. Subsidiaries holding general unsecured claims against such U.S. Subsidiaries (categorized as Class 3 claims under the U.S. Plan) once all claims are legally resolved in the U.S. Bankruptcy Court. Each such creditor will receive Unsecured Notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of Unsecured Notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the Unsecured Notes. Management estimates that the allowed amount of Class 3 claims will be approximately $86 million, which would result in the issuance and distribution of $43 million of Unsecured Notes. However, it is not possible at this time to evaluate the final amount of Class 3 claims that will ultimately be allowed by the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount estimated given the magnitude of the claims asserted (Note 1), and therefore the Unsecured Notes issued could reach the maximum aggregate principal amount of $75 million. The Unsecured Notes indenture provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, and make investments, dispose of some of their assets, as well as for limitations on dividend payments and repurchases of equity. The Company does not expect these restrictions to impede its ability to conduct operations. However should it require additional flexibility, it may redeem

4.     Liquidity and capital resources (Cont'd)

    all or a portion of the Notes, with all accrued and unpaid interest thereon, at any time on or after July 21, 2010 at redemption prices of 105% in the second year after issuance date, 103% in the third year and 101% in the fourth year. The Company's option to redeem is contingent on the prior repayment of specified amounts due under the Credit Facility and proportionate repayment of the Class A Convertible Preferred Shares under the restated Articles of Incorporation of the Company. For the five-month period ended December 31, 2009, the effective interest rate on the unsecured notes to be issued was 13% and the Company recorded PIK interest expense of $3 million.

  4.4.  Cash Flow

    The following describes our cash flow including the discontinued operations for the years ended December 31, 2009 and 2008.

          Operating activities

	Successor	Predecessor	Combined	Predecessor
	Three months ended December 31,		Twelve months ended December 31,
Cash provided by (used in) operating activities ($ millions)	2009	2008	2009	2008
	$100	$(9)	$217	$90

    The 2009 increase is largely a result of reductions in working capital and lower reorganization items that were partially offset by a lower adjusted EBITDA. For the fourth quarter, the increase is mainly due to the increase in adjusted EBITDA, lower reorganization items and working capital reductions. In 2008, the Company incurred higher contract acquisition costs and made bankruptcy related deposits that negatively impacted 2008 and fourth quarter 2008, cash provided by operating activities.

          Financing activities

	Successor	Predecessor	Combined	Predecessor
	Three months ended December 31,		Twelve months ended December 31,
Cash provided by (used in) financing activities ($ millions)	2009	2008	2009	2008
	$(91)	$11	$(327)	$161

    In the fourth quarter of 2009, the Company repaid all of its drawings under the Revolving Credit Facility.

    In the third quarter of 2009, the Company obtained $800 million in exit financing, on which it initially drew $463 million, net of issuance costs, that was used to repay $587 million outstanding on the DIP facilities. The Company entered into a 3-year lease agreement for the purchase of equipment for its U.S. operations and a 2-year lease agreement for the purchase of new equipment for its Latin American operations. Both leases are considered non-cash transactions for cash flow purposes. As at December 31, 2009, the Company had an obligation of $7 million remaining on these leases. The Company also made cash payments of $100 million in satisfaction of certain claims to holders of the Predecessor's senior secured debt.

4.     Liquidity and capital resources (Cont'd)

    In the third quarter of 2009, the Company issued 12.5 million preferred shares, 73.3 million new common shares, 10.7 million Series I warrants and 10.7 million Series II warrants, and agreed to issue approximately $43 million in Unsecured Notes, to its creditors in accordance with the terms of the Plan. These transactions are non-cash transactions for cash flow purposes.

    In the first quarter of 2009, the Company entered into a 5-year lease agreement for the purchase of new equipment for its Latin American operations, which is a non-cash transaction for cash flow purposes. As at December 31, 2009, the Company had an obligation of $5 million remaining on the lease.

    In the first quarter of 2008, QWI received the DIP Term Loan proceeds of $557 million, net of issuance costs, and repaid its North American securitization program for $413 million, which was terminated as a result of the Insolvency Proceedings. On June 30, 2008, QWI repaid $75 million on its DIP Term Loan, using proceeds from the sale of its European operations.

  Investing activities

	Successor	Predecessor	Combined	Predecessor
	Three months ended December 31,		Twelve months ended December 31,
Cash provided by (used in) investing activities ($ millions)	2009	2008	2009	2008
	$(25)	$(22)	$(59)	$(87)

          Additions to property, plant and equipment

    In the fourth quarter of 2009, the Company invested $22 million in capital projects, compared to $30 million during the same period in 2008. On a year-to-date basis, $97 million has been invested in capital projects in 2009, compared to $109 million in 2008. Of that amount, approximately 71% was for organic growth, defined as expenditures for new capacity requirements and productivity improvement. The remaining portion was spent on the maintenance of our existing structure. In 2008, the organic growth spending amounted to approximately 58%.

          Restricted Cash

    As at December 31, 2009, the Company's wholly-owned captive insurance company had pledged $51 million ($57 million as at December 31, 2008) of cash collateral for standby letters of credit issued and in trust in favor of a third party insurer for future estimated claims relating to U.S. Workers' Compensation. The standby letters of credit and corresponding pledge agreements are renewable annually. The cash pledged against the letters of credit is intended for future use and is presented as restricted cash under long-term assets in the Company's consolidated balance sheet.

    During the fourth quarter of 2009, the Successor provided $3 million in cash collateral with the lenders of its Revolving Credit Facility to maintain dominion over its Canadian bank accounts.

4.     Liquidity and capital resources (Cont'd)

    During the first quarter of 2008, the Predecessor provided CA$20 million in cash collateral to a major Canadian financial institution in order to maintain Canadian cash management services. This cash collateral balance has since been reduced to CA$10 million.

    During the first quarter of 2008, the Company set up a cash collateral account in order to use secured pre-petition QW Memphis Corp. inventories. The balance of this account was $33 million as at the Effective Date and became unrestricted pursuant to the terms of the Plan.

          Proceeds from disposal of assets

    During 2009, proceeds on disposal of assets amounted to $4 million compared to $25 million in 2008. The 2008 proceeds came mainly from the disposal of a corporate aircraft. The 2009 proceeds are mainly from the disposal of two properties in North America.

          Sale of European operations

    On June 26, 2008, the Predecessor sold its European operations to a subsidiary of Hombergh Holdings B.V. (which has since become Circle Printers Holding B.V.). The total consideration for the Predecessor was €52 million ($82 million) in cash and a €22 million five-year note bearing interest at 7% per year and is carried in other assets at its fair value of €18 million ($27 million) as at December 31, 2009. The net cash proceeds were mainly used by the Company to repay the DIP Term Loan.

5.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies

  5.1.  Critical accounting estimates

    The rules of Canadian securities regulatory authorities define critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a Company's financial condition or results of operations.

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

    The critical accounting estimates which affect the consolidated statements of income and consolidated balance sheets line items are summarized below:

    Fresh-start balance sheet

    In addition, the adoption of fresh start accounting resulted in the revaluation of all of our assets and liabilities at the Fresh-start Date. Estimates of fair value are based on independent appraisals and valuations which were completed as of the date of issuance of our Consolidated Financial Statements. To determine the enterprise value of the Successor, management developed a set of financial projections for the Successor using a number of estimates and assumptions. With the assistance of financial advisors, management determined the enterprise value and corresponding equity value of the Successor based on these financial projections using various valuation methods, including (a) selected publicly-traded companies' analysis, (b) selected transactions analysis and (c) a discounted cash flow analysis. Based upon these analyses, management estimated that the going concern enterprise value of the Successor, at the Fresh-start Date, was in a range of $1.25 billion to $1.75 billion. The enterprise value and the corresponding equity value are dependent on achieving the future financial results set forth in management's projections, as well as the realization of certain other assumptions. For the valuation of individual assets and liabilities, management has estimated the fair value using prices for similar assets and liabilities in the market place (market approach) or discounted future cash flows (income approach). The fair values of preferred shares, warrants and embedded derivatives were determined using valuation models for such instruments. For the valuation of unsecured notes to be issued, see Note 20. All estimates, assumptions, valuations, appraisals and financial projections, including the fresh start adjustments, the enterprise value and equity value, are inherently subject to significant uncertainties outside of management's control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially. Actual results could differ from those estimates, as further explained in Note 1.

    Impairment of Long-Lived Assets

    Assessing the impairment of long-lived assets (consisting of property, plant and equipment, intangible assets and contract acquisition costs) requires the Company to make important estimates and assumptions, including, but not limited to, the expected futures cash flows that the assets will generate, how the assets will be used based on the strategic direction, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the current economic climate on customer

5.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies (Cont'd)

    demand and selling prices, the cost of production and the limited activity on secondary markets for our assets and on the cost of capital. Given the current economic climate, there is a significant risk that customer demand and pricing will be lower than expected. Although we believe our estimates of undiscounted future cash flows, for impairment testing purposes, and fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates, particularly given the deterioration in the global economy, and actual results may trigger additional asset impairment charges in the future.

    The Company recorded a total impairment charge of $3 million in the year ended December 31, 2009 based on the results of the above tests ($183 million total impairment charge was recorded in 2008). Although management concluded that at December 31, 2009 no further impairment charges were required other than those discussed above, the Company continues to monitor groups of assets to identify any new events or changes in circumstances that could indicate that their carrying values are not recoverable, particularly in light of an expected decline in profitability that may result with a continued deterioration in the global economy. In the event that such a situation is identified or that actual results differ from management's estimates, an additional impairment charge could be necessary.

    Pension and Other Postretirement Benefits

	Pension Benefits				Postretirement Benefits
	Successor	Predecessor			Successor	Predecessor
			Year ended December 31,				Year ended December 31,
	December 31, 2009	July 31, 2009			December 31, 2009	July 31, 2009
			2008	2007			2008	2007
Accrued benefit obligations assumptions:
Discount rate	5.7%	5.8%	7.4%	6.0%	5.7%	5.8%	7.4%	6.2%
Rate of compensation increase	3.4%	3.4%	3.5%	3.4%	–	–	–	–
Benefit costs assumptions:
Discount rate	5.8%	7.4%	6.0%	5.6%	5.8%	7.4%	6.2%	5.8%
Expected return on plan assets	7.1%	7.1%	7.5%	7.5%	–	–	–	–
Rate of compensation increase	3.4%	3.4%	3.4%	3.4%	–	–	–	–

Figure 9

    The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years or more frequently where required by law. Plan assets are measured at fair value and consist of equity securities, corporate and government fixed income securities and cash or cash equivalents. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase (Figure 8) and the health care cost trend rate.

    The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality (AA) corporate bond yields and matched-funding yield curve analysis as of the measurement date.

5.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies (Cont'd)

    As part of fresh start accounting, the Company changed the method of calculating the expected return on plan assets from market-related value to fair value. The Company also changed its measurement date to measure the defined benefit plan assets and the projected benefit obligation from September 30 to December 31.

    The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of historical performance analyses and forward-looking views of the financial markets. The targeted asset allocation of the plans is approximately 62% for equity and 35% for fixed income securities, and 3% for other type of investments.

    The rate of compensation increase is used to project current plan earnings in order to estimate pension benefits at future dates. This assumption was determined based on historical pay increases, forecast of salary budgets, collective bargaining influence and competitive factors.

    The unfunded status of all pension plans of $318 million was based on a measurement date of December 31, 2009.

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

    The Company also participates in multi-employer pension plans in the United Sates and Canada. Following the recent decline in the global equity markets, the financial condition of these plans has been negatively affected. The Company has received notice that certain plans in which it participates are in "critical status", as defined in Section 432 of the U.S. Internal Revenue Code of 1986, as amended. As a result, the Company may be subject to increased contribution rates associated with these plans or other multi-employer pension plans suffering from declines in the funding levels. Furthermore, should the company undergo a complete or partial withdrawal from any of its plans, it would be subject to a withdrawal liability under applicable law. Any actual liability to which Worldcolor may be exposed which may be significant to our operations depends on the timing and extent of Worldcolor's withdrawal and the financial condition of the plans at that time. These plans are accounted for as defined contribution plans. If in the future, the Company withdraws from multi-employer plans, additional liabilities would need to be recorded. The liabilities are only recorded in the period the withdrawal is made.

    Healthcare Costs

    The Company provides healthcare benefits to employees in North America and actively manages its health care spending with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Healthcare costs and liabilities are estimated with the assistance of actuaries. Healthcare costs continued to increase in 2009,

5.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies (Cont'd)

    consistent with the national trend. Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year's liability. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease
Effect on benefit obligation	$5	$(4)
Effect on service and interest costs	–	–

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

    Global economic conditions affect our customer businesses and the markets in which they serve. The recent unprecedented credit crisis and global economic weakness has resulted in constrained advertising spending and in certain cases, customer financial difficulties in North America which could hinder the Company's ability to collect amounts owed by customers. This credit exposure will increase with a continued lack of liquidity in the capital markets on a sustained period of difficult economic conditions. This increase in exposure could result in increases in the Company's allowance for doubtful accounts.

    Income Taxes

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

5.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies (Cont'd)

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

    While the Company believes that the assumptions used are appropriate, in the event that actual outcome differs from management's estimates, the provision for U.S. workers' compensation costs may need to be adjusted.

    The Company also maintains third-party insurance coverage against U.S. workers' compensation claims which could be unusually large in nature as discussed in our Annual Information Form for the year ended December 31, 2009 section "Risks factors".

    Goodwill

    Goodwill is tested for impairment annually for all of the Company's reporting units, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statements of income (loss).

    Based on the results of the 2008 impairment test performed as of December 31, 2008, the Company recorded a goodwill impairment charge of $341 million in 2008. Subsequent to this impairment charge, there is no remaining goodwill in the Company's Consolidated Balance Sheet as at December 31, 2008 and December 31, 2009.

  5.2.  Changes in accounting standards and adoption of new accounting policies

    Adoption of new accounting policies

    (1)
    Accounting policies applicable to the Predecessor while under creditor protection

    QWI's financial statements during the Insolvency Proceedings were prepared using the accounting policies as applied by QWI prior to the Insolvency Proceedings and are generally consistent with the policies of the Successor described above, except as specifically identified. While the Applicants filed for and were granted creditor protection, these financial statements continued to be prepared using the going concern concept, which assumed that the

5.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies (Cont'd)

    Predecessor would be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

    As a result of the Insolvency Proceedings, the Predecessor followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, QWI applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), which is now codified as FASB ASC 852 "Reorganizations". While ASC 852 refers specifically to Chapter 11 in the United States, its guidance, in management's view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

    Consistent with Canadian GAAP, ASC 852 did not change the manner in which financial statements were prepared. However, ASC 852 does require that the financial statements for periods ending subsequent to the Filing Date, and prior to the Effective Date, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (Note 3). Cash flows related to reorganization items have also been disclosed separately.

    The consolidated balance sheet of the Predecessor distinguishes pre-filing liabilities subject to compromise from both pre-filing liabilities that were not subject to compromise and from post-filing liabilities (Note 4). ASC 852 has been applied effective January 21, 2008 and for subsequent reporting periods until the Fresh-start Date.

    (2)
    Accounting policies applicable to the Successor after Fresh-start Date

    At the Fresh-start Date, the Successor adopted the accounting policies that are further described in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2009. These policies are substantially consistent with the policies followed by the Predecessor except for the following:

      (i)
      Amortization policy for intangible assets as a result of customer contracts and relationships recorded at the Fresh-start Date;

      (ii)
      Change in the measurement date of the funded status of the Company's pension plans and post-retirement plans to December 31 from September 30. In addition, the Successor changed the method of calculating the expected return on plan assets from market-related values to fair value.

      (iii)
      The use of the FIN 48 model to account for tax uncertainties as described in Note 2(m) to our consolidated financial statements.

    (3)
    Functional and reporting currency

    As a result of the reorganization of its capital structure and changes in economic facts and circumstances upon emergence, the Company reassessed the functional currency of its operations. At the Fresh-start Date, the Company adopted the U.S. dollar as its functional currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in U.S. dollars. Prior to that date, the Predecessor had a Canadian dollar

5.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies (Cont'd)

    functional currency. The Predecessor and the Successor both use the US dollar as its reporting currency.

    (4)
    Financial instruments

    The Company has adopted CICA Section 3862, "Financial Instruments – Disclosures", which requires additional disclosures about fair value and liquidity risk. The amendments introduce a "fair value hierarchy" for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements.

    (5)
    Credit risk and the fair value of financial assets and financial liabilities

    On January 20, 2009, the EIC of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, "Credit Risk and Fair Value of Financial Assets and Financial Liabilities", which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company takes into consideration such credit risks in determining the fair value of its financial assets and financial liabilities. This change did not have any impact on the Company's financial statements in 2009.

    (6)
    Goodwill and intangible assets

    In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets". The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards ("IFRS"). This standard is effective for the Company for the first quarter of 2009. The adoption of this new section had no impact on the Company's financial statements.

    (7)
    Pension plans

    In December 2008, the Financial Accounting Standards Board (FASB) issued FASB ASC 715-20, "Defined Benefit Plans – General". ASC 715-20 requires more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. ASC 715-20 is effective for fiscal years ending after December 15, 2009 and the Company adopted this standard for Canadian GAAP disclosure.

    Future changes in accounting standards

    (i)
    Adoption of US GAAP

    Effective January 1, 2011, the Company expects to adopt US GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements will be restated in accordance with US GAAP. Note 33 – Significant Differences between Generally Accepted Accounting Principles in Canada and the United States provides an explanation and reconciliation of differences between US and Canadian GAAP.

    The Company intends to adopt US GAAP to enhance its communication with its shareholders and improve comparability of financial information with its competitors and peer group.

5.     Critical accounting estimates, changes in accounting standards and adoption of new accounting policies (Cont'd)

    (ii)
    Business Combinations, consolidated financial statements and non-controlling interests

    The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling interests". The Company is in the process of evaluating the requirements of the new standards.

    Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.

    Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 – Consolidated and Separate Financial Statements, and apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

    (iii)
    Multiple Deliverable Revenue Arrangements

    In December 2009, the CICA issued EIC 175, "Multiple Deliverable Revenue Arrangements", replacing EIC 142, "Revenue Arrangements with Multiple Deliverables". This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with FASB Statement of Position (SOP) 97-2, "Software Revenue Recognition" as amended by Accounting Standards Update (ASU) 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

    The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures

  6.1.  Risk arising from financial instruments

    We use derivative financial instruments to manage our exposure to fluctuations in commodity prices and foreign exchange rates. We do not hold or use any derivative instruments for speculative purposes and we adhere to a financial risk management policy.

          Foreign exchange risk

    The Company has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have a material effect on its consolidated results of operations, financial position or cash flow.

    The Company is exposed to foreign exchange risk primarily as a result of revenues and expenses denominated in US dollars in its Canadian operations and revenues and expenses denominated in CA dollars in the US functional currency operations of the Company.

    Monetary balances denominated in foreign currencies as at December 31, 2009 and 2008 were as follows:

	2009		2008
	US $	CA $	US $	CA $
Net cash, cash equivalents and bank indebtedness	1	10	1	–
Accounts receivable	14	–	17	–
Trade payables and accrued liabilities	1	1	5	–
Debt	–	–	566	–

    With regards to the CA denominated monetary balances in Canadian head office or US denominated monetary balances in Canadian operations, assuming all other variables remain constant, a 5% strengthening of the US dollar over the CA dollar would not have a material effect on net income (loss).

    The Company periodically enters into foreign exchange forward contracts to manage its exposure to changes in the currency exchange rate between the local currency and the US dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at December 31, 2009 covered a notional quantity of $17 million in Canada and expire, between January 2010 and July 2010. The net monetary items denominated in foreign currencies are not significant.

          Commodity risk

    The Company is exposed to financial risk related to fluctuations in natural gas prices. The Company manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts.

    Contracts outstanding at December 31, 2009 covered a notional quantity of 327,000 gigajoules in Canada and 2,114,000 MMBTU in the United States and expire between January 2010 and December 2010.

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures (Cont'd)

    In regards to commodity swap agreements in place, assuming all other variables remain constant, a $1 increase or decrease in the price of natural gas would not have a material impact on net income (loss) and other comprehensive income (loss).

    The Company is also exposed to a financial risk related to fluctuations in paper and ink prices. To reduce this risk, the contracts with its largest customers generally include price adjustment clauses based on the costs of paper and ink.

          Interest rate risk

    The Company is exposed to interest rate fluctuations as a result of its long-term debt. The floating rate portion of its long-term debt represents approximately 87% of the total. However, the interest rate on this debt is subject to a LIBOR floor of 3% and will not begin to fluctuate until LIBOR exceeds that percentage. As at December 31, 2009, LIBOR was significantly lower than the floor of 3%. Therefore, a 1% fluctuation in LIBOR would not result in any change to the interest rate applicable to long-term debt.

    Following the commencement of the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting was carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

    Thereafter, from time to time, we entered into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. In addition, we entered into foreign exchange forward contracts to manage our exposure to change in the currency exchange rate between the Canadian and the US dollar on the settlement of foreign denominated sales and related receivables. During the seven-month period ended July 31, 2009, the Company reclassified a net gain of $1 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period but for which the anticipated transaction was still probable of occurring.

    For the year ended December 31, 2008, the Company reclassified a net gain of $8 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period. A net gain of $34 million was recorded during the year (a net loss of $76 million in 2007) on derivative financial instruments for which hedge accounting was not used and embedded derivatives not closely related to their host contracts of which $11 million is presented as Reorganization items.

    After the Fresh-start Date, there are no more gains or losses associated with derivative contracts that were previously recognized in other comprehensive income.

          Fair value of financial instruments

    The carrying values of cash and cash equivalents, accounts receivable, deposits bank indebtedness, trade payables and accrued liabilities, and amounts owing in satisfaction of bankruptcy claims, approximate their fair values because of the short-term nature of these items. The carrying value of restricted cash approximates its fair value.

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures (Cont'd)

    The following table summarizes the book value and fair value at December 31, 2009 and 2008 of those financial instruments having a fair value different from their book value. The fair values of the financial assets and liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity, adjusted to take into account specific characteristics of the instrument.

	2009		2008
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:
Long-term receivables(1)	$39	39	$70	65
Financial liabilities:
Long-term debt(1)	$460	$507	$644	$615
Redeemable First Preferred Shares–Series 5	–	–	35	–
Class A Convertible Preferred Shares(2)	103	113	–	–

    (1)
    Includes current portion.

    (2)
    Includes current portion of $5 million recorded in accrued liabilities.

    The carrying amounts of derivative financial instruments are equal to their fair value.

          Off-balance sheet arrangements

    Other than lease commitments (see section 6.2), the Company has no significant off-balance sheet arrangements.

  6.2.  Contractual obligations

    Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. As discussed in Note 1 and in connection with the emergence from the bankruptcy protection, the Company secured on July 21, 2009 an $800 million exit financing facility. Management believes that with the implementation of the Plan and the availability of the Credit Facility, the Company will be able to meet its financial obligations for the foreseeable future. The credit facility agreement contains certain restrictive financial and other covenants (Note 19).

    The following table sets forth the Company's contractual cash obligations for the items described therein as at December 31, 2009.

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures (Cont'd)

Financial Cash Obligations
($ millions)

	2010	2011	2012	2013	2014	2015 and thereafter	Total
Credit Facility(1)	2	41	406	–	–	–	449
Unsecured notes to be issued	–	–	–	46	–	–	46
Other long term debt	4	1	1	1	–	–	7
Capital leases	14	15	14	13	13	1	70
Interest payments on other long-term debt and capital leases(2)	6	5	3	1	1	–	16
Interest payments on Credit Facility(2)	40	39	23	–	–	–	102
Operating leases	46	33	29	25	19	79	231
Capital asset purchase commitments	23	5	–	–	–	–	28
Dividend on Preferred shares	5	–	–	–	–	–	5
Preferred shares(3)	–	–	–	–	–	–	–

Total contractual cash obligations	140	139	476	86	33	80	954

					Figure 10

    (1)
    Assumes mandatory repayments and no exercise of the prepayment option by the Company and no repayment under the mandatory excess cash flow repayment clause.

    (2)
    Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, assuming no repayment under the mandatory excess cash flow repayment clause, and using the outstanding balance as at December 31, 2009.

    (3)
    Assumes no exercise of the prepayment option by the Company. In the event the holders exercise their conversion option, there would be no cash outflows for the portion converted.

    The table above does not include any amounts for expected pension contribution in the future (Note 30) or payments for tax uncertainties recorded in accordance with accounting guidance on uncertainties in income taxes (Note 9).

    During 2009, contributions to Company's pension plans totaled $21 million ($39 million in 2008), which were in accordance with the minimum required contributions as determined by the Company's actuaries.

    The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations for the foreseeable future.

  6.3.  Share capitalization

    In accordance with the Plan, the Predecessor's then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration, on the Effective Date, in accordance with the Articles of Reorganization that were filed as one of the steps to implement the Plan. In addition, the Company's

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures (Cont'd)

    outstanding stock options were cancelled and all stock-based compensation plans were terminated on July 21, 2009.

    Pursuant to the Plan, the following new equities have been issued.

          Outstanding share data

Outstanding Share Data
($ in millions and shares in thousands)

	February 25, 2010
	Issued and outstanding	Book value
Common Shares	73,285	$534
Preferred Shares, Class A	12,500	101
Warrants, Series I	10,723	57
Warrants, Series II	10,723	37
Figure 11

          New capital stock

    (a)
    Common Shares

      The Company is authorized to issue an unlimited number of Common Shares and, as of the Effective Date, 73,285,000 Common Shares were issued in escrow to Computershare Trust Company of Canada, as escrow agent ("the Escrow Agent").

    (b)
    Warrants

      On the Effective Date, 10,723,019 Series I warrants and 10,723,019 Series II warrants (collectively, the "Warrants"), were issued in escrow to the Escrow Agent. The Warrants are exercisable for an equal number of Common Shares subject to the volume-weighted average trading price, during a 30-day period, of the Common Shares being greater than or equal to $13.00 for Series I and greater than or equal to $16.30 for Series II, at an exercise price of $0.01. The Warrants expire on July 20, 2014. These Warrants are considered equity instruments and have been classified as capital stock. They were measured at inception at their estimated fair value.

    (c)
    Preferred Shares

      The Company is authorized to issue a maximum of 12,500,000 Class A convertible preferred shares (the "Preferred Shares"). On the Effective Date, the Company issued in escrow to the Escrow Agent, 12,500,000 Preferred Shares with a nominal value of $100 million. Fixed preferential cumulative cash dividends accrue on the Preferred Shares at a basic rate of 10% per annum payable quarterly. The applicable dividend rate on the Preferred Shares escalates based on certain triggering events up to a maximum rate of 19% per annum, the most significant of which is a 5% increase to an annualized dividend rate of 15% upon non-payment of the cash dividends in any given quarter, with the rate reverting to 10% per annum once the Company pays in full its next quarterly dividend on the Preferred Shares as well as all accrued and unpaid dividends. The Preferred Shares (including any cumulative unpaid dividends) may be converted at any time at the option of the holder (i) during the first five years following the Effective Date, on a one-for-one

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures (Cont'd)

      basis (subject to certain adjustments) into Common Shares based upon a Common Share price of $8.00 per share and (ii) after the fifth anniversary of the Effective Date, into a variable number of Common Shares based upon the weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") during a 60-day reference period (subject to certain adjustments). The Preferred Shares are redeemable at any time at the option of the Company, subject to a holder's right during the five years after issuance to convert its Preferred Shares into Common Shares at the applicable ratio instead of having such shares being redeemed. In addition, subject to applicable law and restrictions in the Company's Credit Facility, the Company is required either to (i) make mandatory quarterly redemptions of Preferred Shares with any excess cash as permitted under the Credit Facility proportionate to repurchases of Unsecured Notes (Note 20) or (ii) permanently increase the dividend rate applicable to the Preferred Shares by 2% per annum. The redemption and liquidation price of the Preferred Shares is $8.00 per share plus all accrued and unpaid dividends (subject to certain adjustments). The Company's option to redeem is also contingent on the prior repayment of specified amounts under the Credit Facility. There is no fixed maturity date for the Preferred Shares. Holders of the Preferred Shares are generally entitled to vote on all shareholder matters with holders of the Common Shares on an "as converted" basis and are entitled to elect up to two additional Board members upon the occurrence of certain triggering events. At inception, the Preferred Shares were classified as compound financial instruments, with a portion of the Preferred Shares classified as a liability with a value amounting to $94 million and a conversion option recorded as contributed surplus with a value of $54 million. Subsequently, the debt portion is accounted for using the effective interest method. The effective interest rate on the Preferred Shares is approximately 16% and resulted in interest expense of $8 million for the 5 months ended December 31, 2009. As at December 31, 2009, the dividends in arrears on the Preferred Shares were $7 million, of which $5 million were paid on February 5, 2010, and were included in accrued liabilities.

      As of December 31, 2009, 65,044,123 Common Shares, all Preferred Shares and 6,052,303 Series I warrants and 6,052,303 Series II warrants were released from escrow. On February 17, 2010, an additional 186,568 Common Shares, 105,727 Series I warrants and 105,727 Series II warrants were released from escrow. In accordance with the terms of the Plan, the remaining Common Shares and Warrants will be held in escrow pending resolution of unsecured claims. Once claims are resolved, the securities will be distributed in accordance with the terms of the Plan. None of the securities held in escrow will return to Worldcolor.

          Shareholder Rights Plan

    On August 20, 2009, the Company adopted a shareholder rights plan (the "Original Rights Plan") to encourage the fair treatment of shareholders in a takeover offer for the Company. The Original Rights Plan, in effect, allowed holders of Common Shares to purchase additional common shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 20% or more of the shares of the Company in a transaction that was not a permitted bid under the Original Rights Plan. The rights under the Original Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Original Rights Plan were not triggered by purchases of shares made pursuant to a take-over bid made to all

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures (Cont'd)

    shareholders on identical terms by way of a take-over circular prepared in compliance with applicable securities laws, and certain other conditions set out in the agreement signed to implement the Original Rights Plan.

    On February 19, 2010, the Company enacted a new shareholder rights plan (the "Rights Plan") to replace the Original Rights Plan which terminated in accordance with its terms on February 20, 2010. The Rights Plan is designed to encourage the fair treatment of shareholders in a takeover offer for the Company and to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. All outstanding rights issued thereunder shall terminate if the Rights Plan is not confirmed by a majority of shareholders at a special meeting of the Company to be held within six months of its adoption. The Rights Plan, in effect, allows holders of Common Shares and Preferred Shares (collectively, the "Voting Shares") to purchase additional Common Shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 15% or more of the outstanding common shares or of the outstanding Voting Shares of the Company in a transaction that is not a permitted bid under the Rights Plan. The rights under the Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Rights Plan are not triggered by purchases of shares made pursuant to a take-over bid that is made to all shareholders on identical terms by way of a take-over circular prepared in compliance with applicable securities laws, and certain other conditions set out in the agreement signed to implement the Rights Plan.

    The proposed acquisition of the Company by Quad/Graphics, Inc. (See Section 8) constitutes an exempt transaction under the Rights Plan and so will not trigger the Rights Plan.

  6.4.  Related party transactions

          Predecessor

    Before the emergence from Insolvency Proceedings, Quebecor Inc. ("Quebecor"), directly and through a wholly-owned subsidiary, held 75% of the outstanding voting interests in QWI. Quebecor had the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. However, the Court exempted QWI from the requirement to hold an annual meeting of shareholders until such time as QWI emerged from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to QWI's organizational documents required Court approval. Consequently, even though Quebecor held 75% of QWI's outstanding voting interests, it was unlikely that Quebecor would be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of QWI.

    In addition, subsequent to the resignation of four Quebecor Inc. Directors from the Board of Directors of QWI on December 17, 2008, Quebecor no longer had significant influence over the affairs of QWI and therefore was no longer a related party as defined under GAAP. Accordingly all transactions between Quebecor and QWI subsequent to that event were considered third party transactions.

6.     Off-balance sheet arrangements, derivative financial instruments and other disclosures (Cont'd)

    Prior to that event, QWI entered into the following transactions, which were concluded and accounted for at the exchange amount with the majority shareholder and its subsidiaries:

	Predecessor
As of December 31,	2008	2007
Companies then under common control:
Revenues	$42	$56
Selling, general and administrative expenses	20	25
Management fees billed by Quebecor Inc.	–	5

    During the financial year ended December 31, 2008, QWI did business with Quebecor Inc. and its subsidiaries (the "Quebecor Group"). The Company is currently involved in certain disputes with Quebecor Media Inc., a subsidiary of Quebecor, and certain other companies within the Quebecor group, regarding certain transactions that occurred in 2008 and prior years.

    On October 1, 2008, as part of the review of contracts the Company repudiated a 10 year manufacturing agreement with subsidiaries of Quebecor Media Inc. that was entered into during October of 2007 for the printing of directories, representing a maximum of $12 million of purchases per year.

    As part of the Canadian claims procedure described in Note 1, QWI has received claims from the Quebecor Group, including a claim related to the repudiation indicated above. These claims were analyzed as part of the claims process described in Note 1.

    During the second quarter of 2008, QWI acquired all rights, title and interest to an aircraft previously leased by QWI from a third party and subsequently sold it to a wholly-owned subsidiary of Quebecor Media Inc. The transaction was concluded based on two independent appraisals; QWI received a cash consideration of $20 million, resulting in a gain on disposal of $10 million recorded in selling general and administrative expenses.

    In October 2007, QWI sold its participation in Nurun Inc. to Quebecor Media Inc., both companies then under common control, for a cash consideration of CA$2 million ($2 million), resulting in a gain of CA$1 million ($1 million).

    In October 2007, QWI sold a property to a company then under common control, Quebecor Media Inc., for consideration of CA$63 million ($64 million). Simultaneously, QWI entered into a long-term lease of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$44 million ($45 million) on the date of the transactions and QWI assumed a net balance of sale, including interest, of CA$7 million ($7 million) receivable in 2013. The disposal of the property generated a gain of CA$4 million ($4 million), which was written off as part of Fresh Start adjustment.

    In June 2007, a real estate property was sold to a shareholder of Quebecor for $1 million, established based on an independent estimate, resulting in a gain on disposal of $1 million which is included in selling, general and administrative expenses.

  Successor

  There were no related party transactions in the Successor.

7.     Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)
($ millions)

	Successor	Combined		Predecessor
	2009					2008
	Q4	Q3		Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results
Operating revenues	$848	$770		$702	$752	$1,033	$994	$976	$1,014
Adjusted EBITDA	132	103		58	36	118	94	93	74
Adjusted EBIT	83	52		5	(15)	50	34	28	9
IAROC	30	12		4	15	188	7	11	36
Goodwill impairment charge	–	–		–	–	341	–	–	–
Operating income (loss)	53	39		2	(30)	(479)	27	17	(27)
Operating margin	6.3%	5.1%		0.3%	(4.0% )	(46.4% )	2.7%	1.7%	(2.7% )
Adjusted EBITDA margin	15.6%	13.4%		8.3%	4.8%	11.4%	9.5%	9.5%	7.3%
Adjusted EBIT margin	9.8%	6.8%		0.7%	(2.0% )	4.8%	3.4%	2.9%	0.9%
Net income (loss) from continuing operations	$18	$13		$(59)	$(126)	$(654)	$(64)	$(78)	$(148)
Net income (loss)	18	13		(59)	(126)	(654)	(64)	(751)	(190)

Per Share Data
Earnings (loss) per share
Basic and diluted	0.25		**	(0.31)	(0.64)	(3.26)	(0.35)	(4.05)	(1.32)

							Figure 12

  IAROC: Impairment of assets, restructuring and other charges

  Adjusted EBITDA and EBIT: Defined as before IAROC and goodwill impairment charge

  **:
  For the Successor's two-month period ended September 30, 2009, the basic and diluted earnings per share were $0.04 and $0.03 respectively.
  For the Predecessor's one-month period ended July 31, 2009, the basic and diluted earnings per share were $0.05.

  Adjusted EBITDA trend

  Adjusted EBITDA for the fourth quarter of 2009 was higher than for the same period in 2008 mainly due to the cost reduction plan, continuous improvement projects and technology, restructuring initiatives and lower utility rates that offset the volume decline.

  In all four quarters of 2008 and 2009, we continued to face challenging market conditions, resulting in significant decreased volume in most of our markets and, to a lesser extent, price erosion. The cost reduction plan, continuous improvement projects as well as technology and restructuring initiatives, largely in North America and the corporate office, were designed to help reverse this negative trend (see "Industry trends and outlook" section for more details). The various measures implemented by the Company have generated positive results as indicated by the year-over-year improvement in EBITDA and EBITDA margin in each of the last two quarters.

  Seasonal impact

  Operating revenues generated by Worldcolor are seasonal with, historically, a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased

7.     Quarterly trends (Cont'd)

  catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the operating revenue trend (Figure 12). However, in 2008, operating revenues were not materially greater in the second half of the year, as the economic downturn was more severe during this part of the year, leading to volume reductions in most of our markets.

  IAROC impact

  Significant IAROC have resulted from our focus on profit improvement and retooling activities that have involved reductions in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions, relocating sales and administrative offices into plants, rationalization of management structure and integration of business units with common activities to facilitate synergies. This determined focus on profit improvement has reduced our long-term cost structure and has improved efficiencies across our North American platform.

8.     Subsequent events

  On January 25, 2010, the Company and Quad/Graphics, Inc. entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with a subsidiary of Quad/Graphics, Inc. as part of a statutory arrangement under Canadian law. The transaction is expected to close in the summer of 2010. Under the terms of the agreement, upon completion of the transaction, the Company's shareholders will receive approximately 40 percent of the outstanding common stock of Quad/Graphics, Inc. and shareholders of Quad/Graphics Inc. will hold approximately 60 percent of the outstanding common stock of Quad/Graphics, Inc. Quad/Graphics, Inc. will also provide at least $93 million to fund the purchase of any Warrants not converted to Common Shares at closing, to fund redemptions of or payments due on any other equity securities not converted to Common Shares at closing and to pay any permitted dividends on the Company's stock prior to the closing. If less than $93 million is needed to make such purchases, redemptions and payments, the remainder will be distributed to the Company's Common Shareholders in cash. The completion of the transaction is subject to customary closing conditions, including among other things, shareholder approvals and regulatory approvals.

  Quad/Graphics, Inc. and the Company each have agreed not to solicit any alternative acquisition proposals, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The arrangement agreement also provides for the payment of a $40 million termination fee to either party or the reimbursement for up to $20 million out-of-pocket expenses of the other party relating to the transaction if the agreement is terminated under certain circumstances.

  As a result of this agreement, the Company is expected to pay, amongst other costs, retention and transaction bonuses of $10 million to certain of its employees. Also, the total stock compensation costs related to unvested awards not yet recognized ($5 million as of December 31, 2009) would be recognized as of the closing date. The agreement contemplates the refinancing of the Company's existing debt outstanding and unsecured notes to be issued which will result in a charge for the write-off of the related deferred debt financing costs. As of December 31, 2009, the deferred debt financing costs were $67 million. As part of refinancing the Company's existing debt outstanding, the Company would incur a 1% prepayment penalty on the term loan and revolving credit facility of approximately $8 million.

9.     Controls and procedures

  9.1.  Evaluation of disclosure controls and procedures

    Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed in reports filed or submitted under the Canadian and U.S. securities rules and forms, is (1) recorded, processed, summarized and reported within the time periods specified in the Canadian and U.S. securities laws and (2) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

    Members of management, at the direction (and with the participation) of the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 adopted by the Canadian Securities Administrators), as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that disclosure controls and procedures were effective as of December 31, 2009.

  9.2.  Management's Report on Internal Control over Financial Reporting

    Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the US Securities Exchange Act of 1934. The Company's internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, reconciled to US GAAP, and includes those policies and procedures that:

    •
    pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company

    •
    provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

    •
    provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

    Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    As of December 31, 2009, management conducted an evaluation of the effectiveness of internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting as of December 31, 2009 was effective.

    The Company's independent registered public accounting firm that audited the financial statements included in this annual report on Form 40-F, has issued an attestation report expressing an opinion on the effectiveness of internal control over financial reporting as at

9.     Controls and procedures (Cont'd)

    December 31, 2009, which report is included in the consolidated financial statements as at and for the year ended December 31, 2009.

  9.3.  Material Changes in Internal Control over Financial Reporting

    As of December 31, 2008, Management reported the following material weakness in the internal control over financial reporting of the Company: ineffective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, the Company determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters within the timeframes set by the Company for filing its financial statements. This deficiency resulted in certain adjustments to the amounts or disclosures of the following items: inventories, claims and liabilities subject to compromise, financial instruments, pension expense and income taxes.

    For purposes of this report, the term "material weakness" means a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis.

    During 2009, management developed and implemented internal controls to address this material weakness. Four new people were added to the accounting and finance functions, including a Vice-President, Financial Projects and a Senior Director, Professional Accounting Practice, in the third and fourth quarters. In the interim, the Company contracted external consultants to assist and provide technical support in regards to fresh start accounting, US GAAP and other accounting issues.

    Furthermore, starting immediately after the second quarter, management implemented a post mortem process to review the previous quarter financial close process issues in order to anticipate and address events that would affect the following quarter.

    Finally, throughout the year, all financial reporting and other key people attended training on fresh start accounting and Canadian/US GAAP developments. This training allowed them to better understand the impact of the fresh start accounting resulting from the Company's emergence from bankruptcy in July 2009 and incorporate new accounting developments in its consolidated financial statements for the year-ended December 31, 2009.

    These, collectively, represent changes that had a material effect on internal control over financial reporting.

LIST OF EXHIBITS

The following document is attached to this annual report on Form 40-F:

23.1	Consent of the Independent Registered Public Accounting Firm
31.1	Certification of Mark A. Angelson, Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002
31.2	Certification of Andrew P. Hines, Executive Vice President and Chief Financial Officer, pursuant of Section 302 of the Sarbanes Oxley Act of 2002
32.1	Certification of Mark A. Angelson, Chief Executive Officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002
32.2	Certification of Andrew P. Hines, Executive Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002

